As filed with the Securities and Exchange Commission on July 20, 2026
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
STANDARD BIOTOOLS INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3826	77-0513190
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

50 Milk Street, 10th Floor
Boston, MA 02109
(650) 266-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)
Michael Egholm, Ph.D.
President and Chief Executive Officer
50 Milk Street, 10th Floor
Boston, MA 02109
(650) 266-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
Copies to:

Damien Zoubek, Esq. Jenny Hochenberg, Esq. Abigail Hathaway, Esq. Michael Levitt, Esq. Freshfields US LLP 3 World Trade Center 175 Greenwich Street New York, NY 10007 (212) 277-4000	Effie Toshav, Esq. David Michaels, Esq. Robert Freedman, Esq. Amanda Rose, Esq. Ryan Mitteness, Esq. Fenwick & West LLP One Front Street Floors 31-33 San Francisco, CA 94111 (415) 875-2300

Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after the effective date of this registration statement and consummation of the merger of Siri Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Standard BioTools Inc., a Delaware corporation (“Standard BioTools”), with and into Treeline Biosciences, Inc., a Delaware corporation (“Treeline”), as described in the Agreement and Plan of Merger and Reorganization, dated as of June 6, 2026, among Standard BioTools, Treeline and Merger Sub.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE
This registration statement on Form S-4 contains two prospectuses, as set forth below.
•
Primary Offering Prospectus. A primary offering proxy statement/prospectus of Standard BioTools Inc. (“Standard BioTools”) with respect to the issuance of shares of Standard BioTools common stock to the stockholders of Treeline Biosciences, Inc. (“Treeline”) in connection with the Merger described herein, and the solicitation of proxies from Standard BioTools stockholders in connection therewith.

•
Resale Prospectus. A resale prospectus with respect to the resale, from time to time, by the selling securityholders named in the section entitled “Selling Securityholders” of shares of Standard BioTools common stock issued to them in connection with the Merger.

The resale prospectus is substantively identical to the primary offering prospectus, except for the following:
•	the resale prospectus contains a different cover page;
•	a “Selling Securityholders” section is included in the resale prospectus;
•	an alternate “Plan of Distribution” is included in the resale prospectus; and
•	a “Use of Proceeds” section is included in the resale prospectus.
This registration statement includes a set of alternate pages after the end of the primary offering prospectus (the “Alternate Pages”) that form a part of the resale prospectus and not the primary offering prospectus. The primary offering prospectus excludes the Alternate Pages and will be used for the primary offering by Standard BioTools. The resale prospectus adds and substitutes the Alternate Pages and will be used for the resale offering by the selling securityholders named therein.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
PRELIMINARY - SUBJECT TO COMPLETION - DATED JULY 20, 2026

MERGER PROPOSAL - YOUR VOTE IS VERY IMPORTANT

    , 2026
Dear Stockholders of Standard BioTools Inc.:
As previously announced, on June 6, 2026, Standard BioTools Inc., a Delaware corporation (“Standard BioTools”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Treeline Biosciences, Inc., a Delaware corporation (“Treeline”), and Siri Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Standard BioTools (“Merger Sub”), pursuant to which Standard BioTools and Treeline will combine in an all-stock merger upon the terms and conditions set forth in the Merger Agreement. In accordance with the Merger Agreement, (i) Merger Sub will merge with and into Treeline, with Treeline surviving as a wholly owned subsidiary of Standard BioTools (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), and (ii) at the effective time of the Merger (the “Effective Time”), Standard BioTools will file an amendment to its certificate of incorporation (the “Charter Amendment”) to (a) change its name to Treeline Biosciences Holdings, Inc. and (b) effect a reverse stock split (the “Reverse Stock Split”) of all outstanding shares of common stock, par value $0.001 per share, of Standard BioTools (the “Standard BioTools Common Stock”), if the Reverse Stock Split has not been effected prior to the Effective Time as permitted by the Merger Agreement.
As a result of the Merger, each share of Treeline common stock, par value $0.00001 per share (the “Treeline Common Stock”), issued and outstanding immediately prior to the Effective Time and each share of Treeline preferred stock, par value $0.00001 per share (the “Treeline Preferred Stock” and, together with the Treeline Common Stock, the “Treeline Capital Stock”), issued and outstanding immediately prior to the Effective Time (in each case, other than shares held in treasury and dissenting shares) will be converted into the right to receive a number of shares of Standard BioTools Common Stock based on an exchange ratio calculated in accordance with the Merger Agreement (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 202 of the accompanying proxy statement/prospectus) (the “Exchange Ratio”), with the number of shares of Standard BioTools Common Stock that each holder of Treeline Capital Stock is entitled to receive being rounded down to the nearest whole share and computed after aggregating all shares of Treeline Capital Stock held by such holder. The Exchange Ratio is based on the relative capitalization of each of Treeline and Standard BioTools and assumes (i) an equity value for Treeline of $2.5 billion and (ii) an equity value for Standard BioTools equal to $460 million, reduced by the amount by which the Parent Net Cash (as defined in the Merger Agreement) is less than $449 million at the closing of the Merger (the “Closing”) or increased by the amount by which Parent Net Cash is more than $451 million at the Closing.
Following the Closing, former Standard BioTools stockholders are expected to hold approximately 16% of the combined company on a fully diluted basis, and former Treeline stockholders are expected to hold approximately 84% of the combined company on a fully diluted basis. Under certain circumstances further described in the Merger Agreement, the pro forma ownership percentages may be adjusted based on the amount of Parent Net Cash at Closing as finally determined in accordance with the Merger Agreement (described in more detail in the sections titled “The Merger Agreement — Exchange Ratio” and “The Merger Agreement — Calculation of Parent Net Cash” beginning on pages 202 and 203, respectively, of the accompanying proxy statement/prospectus). Based on Standard BioTools’ and Treeline’s capitalization as of June 3, 2026 and May 28, 2026, respectively, and taking into account Standard BioTools’ estimate of Parent Net Cash as of the Closing, and before giving effect to the proposed Reverse Stock Split, each share of Treeline Capital Stock is currently estimated to be entitled to receive approximately 11.6997 shares of Standard BioTools Common Stock. This ratio may increase or decrease as of the Closing based on the companies’ respective actual capitalizations as of the Closing and the actual amount of Parent Net Cash as of the Closing.
In addition, as of the Effective Time, Standard BioTools will assume Treeline’s 2021 Equity Incentive Plan and each outstanding option to purchase shares of Treeline Common Stock (each, a “Treeline Option”), whether vested or unvested. Each such Treeline Option so assumed by Standard BioTools will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Option immediately prior to the Effective Time, except that (i) such Treeline Option will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock, and (ii) the exercise price per share of each such Treeline Option will be the exercise price per share in effect for that Treeline Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the next nearest cent.
In addition, as of the Effective Time, (i) each warrant to purchase shares of Treeline Capital Stock (each, a “Treeline Warrant”) that has been amended to require net-exercise in connection with the Merger (the “Treeline Converting Warrants”) and that is outstanding immediately prior to the Effective Time will, by virtue of the Merger, be cancelled and extinguished and converted into the right to receive, for each share of Treeline Common Stock that would be received upon the net-exercise of such Treeline Converting Warrant in accordance with its terms, a number of shares of Standard BioTools Common Stock equal to the Exchange Ratio and (ii) each Treeline Warrant that is not a Treeline Converting Warrant and that is outstanding immediately prior to the Effective Time will, by virtue of the Merger, be assumed by Standard BioTools. Each such Treeline Warrant so assumed by Standard BioTools will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Warrant immediately prior to the Effective Time, except that (a) such Treeline Warrant will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock and (b) the warrant price per share will be the warrant price per share in effect for such Treeline Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest thousandth of a cent.

Each share of Standard BioTools Common Stock issued and outstanding at the time of the Merger will remain issued and outstanding and, subject to the Reverse Stock Split, will be unaffected by the Merger. In addition, prior to the Effective Time, Standard BioTools expects to declare a dividend to Standard BioTools stockholders as of the close of business on the last business day prior to the day on which the Effective Time occurs in the form of one contingent value right (each, a “CVR”) for each outstanding share of Standard BioTools Common Stock held by such stockholder on such date. The payment date for such dividend will be three business days after the Effective Time. The CVRs will be issued pursuant to the terms of a Contingent Value Rights Agreement to be entered into between Standard BioTools and a rights agent (the “CVR Agreement”) (described in more detail in the section titled “The Merger — CVR Agreement” beginning on page 194 of the accompanying proxy statement/prospectus). Pursuant to the CVR Agreement, the holder of each CVR will be entitled to receive a payment for each 12-month CVR payment period during the five-year term of the CVR Agreement, consisting of a number of shares of the combined company’s common stock (with fractional shares settled in cash) equal to such holder’s pro rata portion of the aggregate net proceeds received by the combined company during such 12-month CVR payment period from the following sources, in each case less certain permitted deductions: (i) proceeds from any sale, disposition, or other monetization of Standard BioTools’ mass cytometry and microfluidics businesses (the “Legacy Business”); (ii) proceeds from convertible notes or other investments held by Standard BioTools as of the date of the Closing (the “Closing Date”); (iii) earnout, milestone, royalty or other similar contingent payments due to Standard BioTools under contracts in effect as of the Closing Date, including payments from Illumina, Inc. pursuant to the Stock Purchase Agreement dated June 22, 2025; and (iv) any surplus in Parent Net Cash delivered at Closing as finally determined under the Merger Agreement. The maximum number of shares of common stock of the combined company which may be issued pursuant to the CVR Agreement is 76,000,000. There can be no assurance that any payments will be made on the CVRs.
Under the Merger Agreement, Standard BioTools must use its commercially reasonable efforts to effect the sale, license, transfer, disposition, divestiture or other monetization of the Legacy Business. If Standard BioTools has not entered into a definitive agreement for the disposition of any portion of the Legacy Business on or before the date the registration statement on Form S-4 of which the accompanying proxy statement/prospectus forms a part is declared effective under the Securities Act of 1933, as amended (the “Securities Act”), Standard BioTools is required to commence mutually agreed wind-down activities with respect to that portion of the Legacy Business.
The accompanying proxy statement/prospectus also relates to the offer and sale, from time to time, of shares of Standard BioTools Common Stock by certain stockholders of Treeline who will receive shares of Standard BioTools Common Stock in the Merger (the “Selling Securityholders”). Standard BioTools will not receive any of the proceeds from any sale of shares of Standard BioTools Common Stock by the Selling Securityholders. See “Selling Securityholders” and “Plan of Distribution” in the resale prospectus also included in the registration statement on Form S-4 of which the accompanying proxy statement/prospectus forms a part.
Standard BioTools and Treeline expect the board of directors of the combined company will consist of 12 members, with ten members designated by Treeline and two members designated by Standard BioTools. The parties also expect that, immediately after the Effective Time, Dr. Josh Bilenker, currently the chief executive officer and co-founder of Treeline, will be appointed as Chief Executive Officer of the combined company, Dr. Jeff Engelman, currently the chief scientific officer and co-founder of Treeline, will be appointed as Chief Scientific Officer of the combined company, and Spencer Smith, currently the chief financial officer of Treeline, will be appointed as Chief Financial Officer of the combined company.
Standard BioTools Common Stock is currently listed on The Nasdaq Global Select Market under the symbol “LAB”. After completion of the Merger, Standard BioTools will be renamed “Treeline Biosciences Holdings, Inc.”, and it is expected that the common stock of the combined company will trade on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “TRLN.” It is a condition to the consummation of the Merger that existing shares of Standard BioTools Common Stock are listed on Nasdaq as of the Closing Date and that the shares of Standard BioTools Common Stock issuable in connection with the Merger have been approved for listing on Nasdaq, subject to official notice of issuance, but there can be no assurance that such listing condition will be met.
We have scheduled a special meeting of the stockholders of Standard BioTools (the “Special Meeting”), to be held entirely virtually on     , 2026, at which the stockholders of Standard BioTools will be asked to vote on the Share Issuance Proposal, the Charter Amendment Proposal, the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal, the Advisory Compensation Proposal and the Adjournment Proposal (each as defined herein). We cannot consummate the Merger and the other Transactions unless the stockholders of Standard BioTools approve the Share Issuance Proposal and the Charter Amendment Proposal as described herein. Approval of the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal, the Advisory Compensation Proposal and the Adjournment Proposal are not conditions to completion of the Merger. Your vote is very important, regardless of the number of shares of Standard BioTools Common Stock that you own. Whether or not you expect to attend the Special Meeting, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the Special Meeting.
As described in the accompanying proxy statement/prospectus, concurrently with the execution of the Merger Agreement, certain stockholders of Standard BioTools (including its directors and certain officers), collectively holding approximately 39% of the outstanding shares of Standard BioTools Common Stock, entered into voting agreements with Standard BioTools, Treeline and Merger Sub (the “Voting Agreements”) (described in more detail in the section titled “The Special Meeting — Voting Agreements” beginning on page 107 of the accompanying proxy statement/prospectus) pursuant to which they have agreed to vote all of their shares of Standard BioTools Common Stock in favor of the Share Issuance Proposal, the Charter Amendment Proposal, the Post-Closing Equity Incentive Plan Proposal and the Post-Closing ESPP Proposal, subject to the terms of the Voting Agreements, including a reduction in the number of shares subject to the voting requirements for certain stockholders in the event of a change in the recommendation of the Special Committee (as defined below) in favor of the Transactions such that the aggregate number of outstanding shares of Standard BioTools Common Stock subject to the voting requirements in the Voting Agreements is reduced to approximately 30% of the outstanding shares of Standard BioTools Common Stock.
The Standard BioTools Board of Directors (the “Standard BioTools Board”) established a special committee of the Standard BioTools Board consisting solely of “disinterested directors” (as defined in Section 144(e)(4) of the Delaware General Corporation Law (the “DGCL”)) (the “Special Committee”) and delegated to the Special Committee the full power and authority of the Standard BioTools Board, to the maximum extent permitted by applicable law, to (i) explore, consider, evaluate, review, negotiate and approve or reject the Transactions and, if Standard BioTools Board approval of the Transactions is required under the DGCL, recommend to the Standard BioTools Board for approval or rejection of the Transactions and (ii) determine whether the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders. After due consideration and discussion of the factors that the Special Committee deemed relevant, the Special Committee unanimously (i) determined that the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Merger Agreement and the

Transactions and recommended that the Standard BioTools Board approve and declare advisable the Transactions and (iii) recommended that the Standard BioTools Board resolve to recommend the approval of the issuance of Standard BioTools Common Stock pursuant to the Merger Agreement (the “Share Issuance”) and the Charter Amendment by Standard BioTools’ stockholders.
Acting upon the recommendation of the Special Committee, the Standard BioTools Board has (i) determined that the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions and (iii) resolved to recommend the approval of the Share Issuance and the Charter Amendment by Standard BioTools’ stockholders. In addition, the Standard BioTools Board resolved to recommend the approval of the Post-Closing Equity Incentive Plan, the Post-Closing ESPP, on a nonbinding, advisory basis, the Merger-Related Compensation by Standard BioTools’ stockholders and the adjournment of the Special Meeting, if necessary or appropriate to solicit additional proxies. The Standard BioTools Board recommends that Standard BioTools stockholders vote “FOR” each of the proposals to be considered at the Special Meeting and described in the accompanying proxy statement/prospectus.
The Merger Agreement and the Transactions have also been approved by Treeline’s board of directors. In addition, after execution of the Merger Agreement, on June 6, 2026, Treeline stockholders comprising the required majorities under Treeline’s organizational documents delivered their written consent adopting the Merger Agreement and approving the Transactions.

The obligations of Treeline and Standard BioTools to consummate the Merger are subject to the satisfaction or waiver (to the extent permitted by applicable law) of several conditions set forth in the Merger Agreement, including receipt of Standard BioTools stockholder approval for the required proposals described in the accompanying proxy statement/prospectus. The accompanying proxy statement/prospectus contains detailed information about Treeline, Standard BioTools, the Special Meeting, the Merger Agreement, the Transactions (including the Merger) and the other business to be considered by the Standard BioTools stockholders at the Special Meeting. Standard BioTools encourages you to read the accompanying proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 33 of the accompanying proxy statement/prospectus for a discussion of the risks you should consider in evaluating the Transactions and how they will affect you.
On behalf of the Standard BioTools Board, thank you for your consideration and continued support.
Thomas Carey
Chairperson of the Board
Standard BioTools Inc.
Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the Merger, the securities to be issued in connection with the Merger or any other transaction described in the accompanying proxy statement/prospectus or passed upon the adequacy or accuracy of the disclosure in the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.
The accompanying proxy statement/prospectus is dated       , 2026 and is first being mailed to the Standard BioTools stockholders on or about       , 2026.

ADDITIONAL INFORMATION
The accompanying proxy statement/prospectus incorporates by reference important business and financial information about Standard BioTools from other documents that are not included in or delivered with the accompanying proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into the accompanying proxy statement/prospectus by requesting them in writing or by telephone from Standard BioTools at the following addresses and telephone numbers:
Standard BioTools Inc.
50 Milk Street, 10th Floor
Boston, MA 02109
Attention: Corporate Secretary
Telephone: (650) 266-6000

or

Standard BioTools stockholders may also consult the website of Standard BioTools for more information concerning the Merger and the other transactions described in the accompanying proxy statement/prospectus. The website of Standard BioTools is www.standardbio.com. Information included on the website of Standard BioTools is not incorporated by reference into the accompanying proxy statement/prospectus.
If you would like to request any documents, you must do so by    , 2026, in order to receive them before the Special Meeting.
For a more detailed description of the information incorporated by reference in the accompanying proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 335 of the accompanying proxy statement/prospectus.

STANDARD BIOTOOLS INC.

50 Milk Street, 10th Floor
Boston, MA 02109
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON
To the Stockholders of Standard BioTools Inc.:
We cordially invite you to attend a special meeting of the stockholders of Standard BioTools Inc., a Delaware corporation (“Standard BioTools”), being held in connection with a proposed all-stock business combination with Treeline Biosciences, Inc., a Delaware corporation (“Treeline”). On June 6, 2026, Standard BioTools, Treeline and Siri Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Standard BioTools (“Merger Sub”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into Treeline, with Treeline surviving as a wholly owned subsidiary of Standard BioTools (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), and Standard BioTools will be renamed “Treeline Biosciences Holdings, Inc.”
The special meeting will take place exclusively online via webcast on     , 2026, at     (the “Special Meeting”). The Special Meeting can be accessed by visiting www.virtualshareholdermeeting.com/LAB2026SM, where you will be able to listen to the meeting live, submit questions, and vote online. At the Special Meeting, you will be asked to consider and vote upon the following proposals:
1.
Share Issuance Proposal. To approve the issuance of shares of common stock, par value $0.001 per share, of Standard BioTools (“Standard BioTools Common Stock”) in connection with the Merger and in accordance with Nasdaq Listing Rules 5635(a) and 5635(b) (the “Share Issuance Proposal”);

2.
Charter Amendment Proposal. To approve an amendment to the Standard BioTools Eighth Amended and Restated Certificate of Incorporation, as amended (the “Standard BioTools Charter”), to effect a reverse stock split (the “Reverse Stock Split”) of Standard BioTools’ issued and outstanding common stock at a ratio in the range from 1-for-  to 1-for- , inclusive, with the final ratio to be mutually agreed to by Standard BioTools and Treeline and an amendment to the Standard BioTools Charter (together with the amendment to the Standard BioTools Charter to effect the Reverse Stock Split, the “Charter Amendment”) to change the name of Standard BioTools to “Treeline Biosciences Holdings, Inc.” (the “Charter Amendment Proposal”);

3.
Post-Closing Equity Incentive Plan Proposal. To approve the Post-Closing Equity Incentive Plan (as defined in the accompanying proxy statement/prospectus) in the form attached as Annex I to the accompanying proxy statement/prospectus, which will become effective at the effective time of the Merger and is contingent on the closing of the Merger (the “Closing”) (the “Post-Closing Equity Incentive Plan Proposal”);

4.
Post-Closing ESPP Proposal. To approve the Post-Closing Employee Stock Purchase Plan (as defined in the accompanying proxy statement/prospectus) in the form attached as Annex J to the accompanying proxy statement/prospectus, which will become effective at the effective time of the Merger and is contingent on the Closing (the “Post-Closing ESPP Proposal”);

5.
Advisory Compensation Proposal. To approve, on a nonbinding, advisory basis, the Merger-Related Compensation (as defined in the accompanying proxy statement/prospectus) (the “Advisory Compensation Proposal”); and

6.
Adjournment Proposal. To approve adjournments of the Special Meeting from time to time, if necessary or appropriate, to solicit additional proxies in favor of the Share Issuance Proposal and the Charter Amendment Proposal if there are insufficient votes at the time of such adjournment to approve such proposals or to ensure that any supplement or amendment to the accompanying proxy statement/prospectus is timely provided to Standard BioTools stockholders (the “Adjournment Proposal” and, together with the Share Issuance Proposal, the Charter Amendment Proposal, the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal and the Advisory Compensation Proposal, the “Proposals”).

You can vote “FOR,” “AGAINST” or “ABSTAIN” on each of the Proposals. The approval by Standard BioTools stockholders of the Share Issuance Proposal and the Charter Amendment Proposal is a condition to the consummation of the Merger and the other Transactions. If the Share Issuance Proposal and the Charter Amendment Proposal are not approved, the Merger and the other Transactions will not be consummated. Approval of the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal, the Advisory Compensation Proposal and the Adjournment Proposal is not required for the consummation of the Merger and the other Transactions. The Standard BioTools Board of Directors (the “Standard BioTools Board”) is not aware of any other business to be acted upon at the Special Meeting.
The Proposals are described in more detail in the accompanying proxy statement/prospectus, which you should read carefully in its entirety.
The Standard BioTools Board has set     , 2026 as the record date for the Special Meeting. Only holders of record of Standard BioTools Common Stock as of 5:00 p.m. U.S. Eastern Time on     , 2026 will be entitled to notice of and to vote at the Special Meeting and any adjournments thereof. Any stockholder entitled to attend and vote at the Special Meeting is entitled to appoint a proxy to attend and vote on such stockholder’s behalf. Such proxy need not be a holder of Standard BioTools Common Stock.
To be approved, (1) the Share Issuance Proposal, the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal, the Advisory Compensation Proposal and the Adjournment Proposal require the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present in person or represented by proxy at the Special Meeting and entitled to vote on such Proposal at the Special Meeting and (2) the Charter Amendment Proposal requires the affirmative vote of the holders of Standard BioTools’ capital stock entitled to vote thereon, voting as a single class, by a majority of the votes cast for or against such Proposal at the Special Meeting.
The failure of any stockholder of record of Standard BioTools to submit a signed proxy card, grant a proxy electronically over the Internet or by telephone or to vote virtually by ballot at the Special Meeting will have no effect on the outcome of the vote for the Proposals. Abstentions will have the same effect as a vote “AGAINST” the Proposals (other than the Charter Amendment Proposal) and will have no effect on the outcome of the vote for the Charter Amendment Proposal. If you hold your shares of Standard BioTools’ capital stock in “street name” through a bank, broker or other nominee and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee will not be permitted to vote your shares on any of the Proposals, which will have no effect on the outcome of the vote for the Proposals.
Your vote is very important. Whether or not you expect to attend the Special Meeting, we urge you to submit your proxy with respect to your shares of Standard BioTools Common Stock as promptly as possible by: (1) accessing the Internet website specified on your proxy card; (2) calling the toll-free number specified on your proxy card; or (3) signing and returning the enclosed proxy card in the postage-paid envelope provided, to ensure that your shares of Standard BioTools Common Stock are represented and voted at the Special Meeting. Submitting a proxy now will not prevent you from being able to vote in person at the Special Meeting. If your shares of Standard BioTools Common Stock are held in “street name” in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
The Special Committee of the Standard BioTools Board has unanimously (i) determined that the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions and recommended that the

Standard BioTools Board approve and declare advisable the Transactions and (iii) recommended that the Standard BioTools Board resolve to recommend the approval of the Share Issuance and the Charter Amendment (in each case, as defined in the accompanying proxy statement/prospectus) by Standard BioTools’ stockholders.
In addition, the Standard BioTools Board has (i) determined that the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions and (iii) resolved to recommend the approval of the Share Issuance, the Charter Amendment, the Post-Closing Equity Incentive Plan, the Post-Closing ESPP, on a nonbinding, advisory basis, the Merger-Related Compensation and the adjournment of the Special Meeting, if necessary or appropriate to solicit additional proxies (in each case, as defined in the accompanying proxy statement/prospectus) by Standard BioTools’ stockholders. The Standard BioTools Board recommends that you vote “FOR” each Proposal.
By Order of the Board of Directors,

Michael Egholm, Ph.D.
President and Chief Executive Officer

Boston, MA
    , 2026

YOUR VOTE IS IMPORTANT!
WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, WE URGE YOU TO SUBMIT YOUR PROXY AS PROMPTLY AS POSSIBLE (1) VIA THE INTERNET, (2) BY TELEPHONE OR (3) BY MARKING, SIGNING AND DATING THE ENCLOSED STANDARD BIOTOOLS PROXY CARD AND RETURNING IT IN THE POSTAGE-PAID ENVELOPE PROVIDED. IF YOU ATTEND THE SPECIAL MEETING AND WISH TO VOTE YOUR SHARES OF STANDARD BIOTOOLS COMMON STOCK, YOU MAY DO SO AT ANY TIME PRIOR TO THE CLOSING OF THE POLLS AT THE SPECIAL MEETING. You may revoke your proxy or change your vote at any time before the polls close at the Special Meeting. If your shares of Standard BioTools Common Stock are held in “street name” in the name of a bank, broker or other nominee holder of record, please follow the instructions on the voting instruction card furnished to you by such record holder.
We urge you to read the accompanying proxy statement/prospectus, including all documents incorporated by reference into the accompanying proxy statement/prospectus, and its annexes and exhibits carefully and in their entirety. If you have any questions concerning the Merger Agreement, the Transactions, the Proposals, the Special Meeting or the accompanying proxy statement/prospectus, would like additional copies of the accompanying proxy statement/prospectus or need help voting your shares of Standard BioTools, please contact:
or

50 Milk Street, 10th Floor
Boston, MA 02109
Attention: Investor Relations
Telephone: (650) 266-6000
Email: investors@standardbio.com
https://investors.standardbio.com

i

QUESTIONS AND ANSWERS ABOUT THE MERGER
The following are answers to some questions that you, as a stockholder of Standard BioTools Inc., a Delaware corporation (“Standard BioTools,” “we” or “our”), may have regarding the proposed business combination (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, as defined below, the “Transactions”) between Standard BioTools and Treeline Biosciences, Inc., a Delaware corporation (“Treeline”) and the proposals to be considered at the special meeting of Standard BioTools stockholders (the “Special Meeting”). This section does not provide all the information that might be important to you with respect to the proposed Merger. Standard BioTools urges you to carefully read the remainder of this proxy statement/prospectus, including the annexes. The information in this proxy statement/prospectus, including the information contained in this “Questions and Answers About the Merger,” does not give effect to any reverse stock split that may be effected prior to or concurrently with the Closing.
Q:	Why am I receiving this proxy statement/prospectus?
A:
On June 6, 2026, Standard BioTools entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Treeline and Siri Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Standard BioTools (“Merger Sub”), pursuant to which Standard BioTools and Treeline will combine in an all-stock merger upon the terms and conditions set forth in the Merger Agreement. The Merger Agreement provides, among other things, that Merger Sub will merge with and into Treeline, with Treeline surviving the Merger as a wholly owned subsidiary of Standard BioTools. In connection with the Merger, Standard BioTools will change its name to Treeline Biosciences Holdings, Inc. A copy of the Merger Agreement is included in this proxy statement/prospectus as Annex A.

The Merger cannot be completed unless Standard BioTools stockholders approve, among other matters, (1) the issuance of shares of Standard BioTools’ common stock, par value $0.001 per share (“Standard BioTools Common Stock”) (the “Share Issuance”), to Treeline stockholders in exchange for their shares of Treeline’s common stock, par value $0.00001 per share (“Treeline Common Stock”), and their shares of Treeline’s preferred stock, par value $0.00001 per share (“Treeline Preferred Stock” and together with the Treeline Common Stock, the “Treeline Capital Stock”), in connection with the Merger, (2) an amendment to the Standard BioTools Eighth Amended and Restated Certificate of Incorporation, as amended (the “Standard BioTools Charter”) to effect a reverse stock split of the issued and outstanding Standard BioTools Common Stock at a ratio in the range from 1-for-  to 1-for- , inclusive, with the final ratio to be mutually agreed to by Standard BioTools and Treeline (the “Reverse Stock Split”) and (3) an amendment to the Standard BioTools Charter to change the name of Standard BioTools to “Treeline Biosciences Holdings, Inc.” (together with the amendment to the Standard BioTools Charter to effect the Reverse Stock Split, the “Charter Amendment”).
Standard BioTools is using this document as a proxy statement to solicit proxies from Standard BioTools stockholders in connection with proposals relating to the Merger at the Special Meeting. Standard BioTools is also using this document as a prospectus by which Standard BioTools will offer and issue shares of Standard BioTools Common Stock in connection with the Merger, and as a resale prospectus by which certain selling securityholders named herein (the “Selling Securityholders”) will offer and sell, from time to time, shares of Standard BioTools Common Stock that they will receive as Merger consideration in their capacity as Treeline stockholders.
This proxy statement/prospectus contains important information about the Merger and the proposals being voted on at the Special Meeting. You should read it carefully and in its entirety. The enclosed materials allow Standard BioTools stockholders to have their shares voted by proxy without attending the Special Meeting, which will be held virtually. Your vote is important. We encourage you to submit your proxy as soon as possible.
Q:	Who is Treeline?
A:
Treeline is a clinical-stage biopharmaceutical company developing novel therapeutics for oncology and other serious diseases. Treeline’s approach is built on a differentiated, repeatable discovery platform that identifies compelling molecular targets and matches them with the most appropriate drug modality. Treeline seeks to prove it can pick good targets, nominate highly-vetted development candidates, and make thoughtful development decisions across a diverse and ambitious pipeline, with the goal of redefining the treatment of serious diseases. Treeline wants its platform story to be repeatability. Treeline currently has three Phase 1 programs, TLN-121, TLN-254, and TLN-372, and a fourth program, TLN-499, nearing clinical entry, all in oncology. Treeline’s preclinical pipeline includes programs in neurology and immunology, in addition to oncology.
Q:	Why is Standard BioTools proposing the Merger with Treeline?
A:
The board of directors of Standard BioTools (the “Standard BioTools Board”) and a special committee of the Standard BioTools Board consisting of disinterested directors (as defined in Section 144(e)(4) of the Delaware General Corporation Law (the “DGCL”)) (the “Special Committee”) have approved the Merger and the other Transactions. To review the reasons for the Merger in more detail, see “The Merger — Standard BioTools’ Reasons for the Merger” and “The Merger — Treeline’s Reasons for the Merger” for more information.

Q:	What am I being asked to vote on?
A:	At the Special Meeting, Standard BioTools stockholders will be asked to consider and vote on the following proposals:
1.
To approve the issuance of shares of Standard BioTools Common Stock to stockholders of Treeline pursuant to the terms of the Merger Agreement and in accordance with Nasdaq Listing Rules 5635(a) and 5635(b) (the “Share Issuance Proposal”);

2.
To approve an amendment to the Standard BioTools Charter to effect a reverse stock split of Standard BioTools’ issued and outstanding common stock at a ratio in the range from 1-for-  to 1-for- , inclusive, with the final ratio to be mutually agreed to by Standard BioTools and Treeline and an amendment to the Standard BioTools Charter to change the name of Standard BioTools to “Treeline Biosciences Holdings, Inc.” (the “Charter Amendment Proposal”);

3.
To approve the Post-Closing Equity Incentive Plan in the form attached as Annex I to this proxy statement/prospectus (the “Post-Closing Equity Incentive Plan”), which will become effective at the effective time of the Merger and is contingent on the closing of the Merger (the “Closing”) (the “Post-Closing Equity Incentive Plan Proposal”);

4.
To approve the Post-Closing Employee Stock Purchase Plan in the form attached as Annex J to this proxy statement/prospectus (the “Post-Closing ESPP”), which will become effective at the effective time of the Merger and is contingent on the Closing (the “Post-Closing ESPP Proposal”);

5.
To approve, on a nonbinding, advisory basis, the compensation and benefits that will or may become payable by Standard BioTools to its named executive officers in connection with the Merger (the “Merger-Related Compensation,” and such proposal, the “Advisory Compensation Proposal”); and

6.
To approve adjournments of the Special Meeting from time to time, if necessary or appropriate, to solicit additional proxies in favor of the Share Issuance Proposal and the Charter Amendment Proposal, if there are insufficient votes at the time of such adjournment to approve such proposals or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Standard BioTools stockholders (the “Adjournment Proposal” and, together with the Share Issuance Proposal, the Charter Amendment Proposal, the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal and the Advisory Compensation Proposal, the “Proposals”).

Q:	What will Treeline stockholders receive in the Merger?
A:
As a result of the Merger, each share of Treeline common stock, par value $0.00001 per share (the “Treeline Common Stock”), issued and outstanding immediately prior to the Effective Time and each share of Treeline preferred stock, par value $0.00001 per share (the “Treeline Preferred Stock” and, together with the Treeline Common Stock, the “Treeline Capital Stock”), issued and outstanding immediately prior to the Effective Time (in each case, other than shares held in treasury and dissenting shares) will be converted into the right to receive a number of shares of Standard BioTools Common Stock based on an exchange ratio calculated in accordance with the Merger Agreement (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 202 of this proxy statement/prospectus) (the “Exchange Ratio”), with the number of shares of Standard BioTools Common Stock that each holder of Treeline Capital Stock is entitled to receive being rounded down to the nearest whole share and computed after aggregating all shares of Treeline Capital

Stock held by such holder. The Exchange Ratio is based on the relative capitalization of each of Treeline and Standard BioTools and assumes (i) an equity value for Treeline of $2.5 billion and (ii) an equity value for Standard BioTools equal to $460 million, reduced by the amount by which the Parent Net Cash (as defined in the Merger Agreement) is less than $449 million at the Closing or increased by the amount by which Parent Net Cash is more than $451 million at the Closing. For a more complete description of the treatment of Treeline Capital Stock in the Merger, please see the section titled “The Merger Agreement — Merger Consideration” beginning on page 201 of this proxy statement/prospectus.
Q:	What will holders of Treeline stock options receive in the Merger?
A:
As of the Effective Time, Standard BioTools will assume Treeline’s 2021 Equity Incentive Plan and each outstanding option to purchase shares of Treeline Common Stock (each, a “Treeline Option”), whether vested or unvested. Each such Treeline Option so assumed by Standard BioTools will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Option immediately prior to the Effective Time, except that (i) such Treeline Option will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock, and (ii) the exercise price per share of each such Treeline Option will be the exercise price per share in effect for that Treeline Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the next nearest cent. For a more complete description of the treatment of Treeline Options in the Merger, please see the section titled “The Merger Agreement — Treatment of Treeline Stock Options” beginning on page 205 of this proxy statement/prospectus.

Q:	What will holders of Treeline warrants receive in the Merger?
A:
As of the Effective Time, (i) each warrant to purchase shares of Treeline Capital Stock (each, a “Treeline Warrant”) that has been amended to require net-exercise in connection with the Merger (the “Treeline Converting Warrants”) and that is outstanding immediately prior to the Effective Time will, by virtue of the Merger, be cancelled and extinguished and converted into the right to receive, for each share of Treeline Common Stock that would be received upon the net-exercise of such Treeline Converting Warrant in accordance with its terms, a number of shares of Standard BioTools Common Stock equal to the Exchange Ratio and (ii) each Treeline Warrant that is not a Treeline Converting Warrant and that is outstanding immediately prior to the Effective Time will, by virtue of the Merger, be assumed by Standard BioTools. Each such Treeline Warrant so assumed by Standard BioTools will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Warrant immediately prior to the Effective Time, except that (a) such Treeline Warrant will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock and (b) the warrant price per share will be the warrant price per share in effect for such Treeline Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest thousandth of a cent. For a more complete description of the treatment of Treeline Warrants in the Merger, please see the section titled “The Merger Agreement — Treatment of Treeline Warrants” beginning on page 205 of this proxy statement/prospectus.

Q:	What will Standard BioTools stockholders receive in the Merger?
A:
Standard BioTools stockholders will continue to own and hold their existing shares of Standard BioTools Common Stock. Each share of Standard BioTools Common Stock issued and outstanding at the time of the Merger will remain issued and outstanding and, subject to the Reverse Stock Split, will be unaffected by the Merger.

In addition, prior to the Effective Time, Standard BioTools expects to declare a dividend to Standard BioTools stockholders as of the close of business on the last business day prior to the day on which the Effective Time occurs in the form of one contingent value right (each, a “CVR”) for each outstanding share of Standard BioTools Common Stock held by such stockholder on such date. The payment date for such dividend will be three business days after the Effective Time. The CVRs will be issued pursuant to the terms of a Contingent Value Rights Agreement to be entered into between Standard BioTools and a rights agent (the “CVR Agreement”).

Pursuant to the CVR Agreement, the holder of each CVR will be entitled to receive a payment for each 12-month CVR payment period during the five-year term of the CVR Agreement, consisting of a number of shares of the combined company’s common stock (with fractional shares settled in cash) equal to such holder’s pro rata portion of the aggregate net proceeds received by the combined company during such 12-month CVR payment period from the following sources, in each case less certain permitted deductions: (i) proceeds from any sale, disposition, or other monetization of the Legacy Business; (ii) proceeds from convertible notes or other investments held by Standard BioTools as of the date of the Closing (the “Closing Date”); (iii) earnout, milestone, royalty or other similar contingent payments due to Standard BioTools under contracts in effect as of the Closing Date, including payments from Illumina, Inc. pursuant to the Stock Purchase Agreement dated June 22, 2025; and (iv) any surplus in Parent Net Cash delivered at Closing as finally determined under the Merger Agreement. The maximum number of shares of common stock of the combined company which may be issued pursuant to the CVR Agreement is 76,000,000. There can be no assurance that any payments will be made on the CVRs.
The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Standard BioTools or any of its respective affiliates. No interest will accrue on any amounts payable in respect of the CVRs. Shares of Standard BioTools Common Stock underlying the CVRs have been registered on the Form S-4 of which this proxy statement/prospectus forms a part.
Q:	What will Standard BioTools optionholders and RSU holders and participants in the Standard BioTools 2017 Employee Stock Purchase Plan receive in the Merger?
A:
Standard BioTools optionholders and RSU holders will continue to own and hold their Standard BioTools equity awards outstanding as of the Closing in accordance with their existing terms, subject to adjustment as required under Standard BioTools’ equity plans, including for the Reverse Stock Split. Standard BioTools expects that any outstanding and unvested equity awards (other than those held by members of the executive leadership team) will accelerate vesting at the consummation of the transactions contemplated by the Merger Agreement subject to continued employment or service through such date or upon an earlier qualifying termination. Outstanding and unvested equity awards held by members of the executive leadership team (including the Standard BioTools executive officers) will accelerate vesting in connection with a qualifying termination that occurs during the period beginning three months before and ending 12 months after a change of control of Standard BioTools (which includes the Merger) in accordance with the applicable Standard BioTools CIC Severance Plans (as defined below), and, pursuant to their terms, outstanding and unvested equity awards held by non-employee directors will accelerate vesting upon the Closing.

In addition, the current offering period under the Standard BioTools 2017 Employee Stock Purchase Plan will be terminated and all accumulated contributions made by participants will be refunded as soon as practicable and, in any event, at least 15 business days prior to the Closing. The Standard BioTools 2017 Employee Stock Purchase Plan will be terminated contingent on and effective at the Closing.
Q:	What equity stake will existing Standard BioTools stockholders hold in Standard BioTools immediately following the Merger?
A:
Upon the Closing, based upon the number of shares of Standard BioTools Common Stock expected to be issued in the Merger, pre-Merger Standard BioTools stockholders will own approximately 16% of the outstanding equity of the combined company on a fully diluted basis and pre-Merger Treeline stockholders will own approximately 84% of the outstanding equity of the combined company on a fully diluted basis. Under certain circumstances further described in the Merger Agreement, the pro forma ownership percentages may be adjusted based on the amount of Parent Net Cash at Closing as finally determined in accordance with the Merger Agreement.

Q:	What will happen to Standard BioTools’ Legacy Business in connection with the Merger?
A:
Under the Merger Agreement, Standard BioTools must use its commercially reasonable efforts to effect the sale, license, transfer, disposition, divestiture or other monetization of the Legacy Business. If Standard

BioTools has not entered into a definitive agreement for the disposition of any portion of the Legacy Business on or before the date the registration statement on Form S-4 of which this proxy statement/prospectus forms a part is declared effective under the Securities Act of 1933, as amended (the “Securities Act”), Standard BioTools is required to commence mutually agreed wind-down activities with respect to that portion of the Legacy Business.
Q:	Why is Standard BioTools seeking stockholder approval to issue shares of Standard BioTools Common Stock to existing stockholders of Treeline in the Merger?
A:
Because the Standard BioTools Common Stock is listed on The Nasdaq Stock Market LLC (“Nasdaq”), Standard BioTools is subject to Nasdaq’s rules and regulations. Nasdaq Listing Rule 5635(a) requires stockholder approval with respect to the issuance of Standard BioTools Common Stock when, among other instances, the shares to be issued are being issued in connection with the acquisition of the stock or assets of another company and are equal to 20% or more of the outstanding shares of Standard BioTools Common Stock before the issuance. In addition, Nasdaq Listing Rule 5635(b) requires stockholder approval when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Nasdaq will consider all facts and circumstances concerning a transaction, including whether there are any other relationships or agreements between the company and the investor or group. Nasdaq Listing Rule 5635(d) also requires stockholder approval for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common equity securities (or securities convertible into or exercisable for common equity securities) at a price that is less than the market value of the stock if the number of equity securities to be issued is or may be equal to 20% or more of the common equity securities, or 20% or more of the voting power, outstanding before the issuance.

In connection with the Merger, Standard BioTools expects to issue shares of Standard BioTools Common Stock that will represent greater than 20% of its voting stock outstanding before the issuance. Accordingly, Standard BioTools is seeking stockholder approval of the issuance of Standard BioTools Common Stock pursuant to the Merger Agreement under the Nasdaq listing rules.
Q:	Will the common stock of the combined company trade on an exchange?
A:
Shares of Standard BioTools Common Stock are currently listed on The Nasdaq Global Select Market under the symbol “LAB.” After completion of the Merger, Standard BioTools will be renamed “Treeline Biosciences Holdings, Inc.” and it is expected that the common stock of the combined company will trade on The Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “TRLN.” It is a condition to the consummation of the Merger that existing shares of Standard BioTools Common Stock are listed on Nasdaq as of the Closing Date and that the shares of Standard BioTools Common Stock issuable in connection with the Merger have been approved for listing on Nasdaq, subject to official notice of issuance, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Merger will not be consummated unless such condition is waived. Accordingly, you are advised that Standard BioTools stockholders will not have certainty regarding the listing of the combined company’s shares at the time you are asked to vote at the Special Meeting.

Q:	Who will be the directors of the combined company following the Merger?
A:
Immediately following the Merger, the combined company’s board of directors is expected to be composed of 12 members. Treeline is expected to appoint ten directors and Standard BioTools is expected to appoint two directors to the initial board of the combined company. Treeline’s initial appointees to the combined company board are expected to be Joshua Bilenker, Jeffrey Engelman, Kristina Burow, David Bonita, David Schenkein, Steven Elms, Aftab Kherani, Avi Naider, Ali Satvat and Susan Desmond-Hellmann, and Standard BioTools’ initial appointees to the combined company board are expected to be     and     . The other current members of the Standard BioTools Board are expected to resign from the Standard BioTools Board at the Closing. Joshua Bilenker is expected to be appointed as chair of the board of directors of the combined company. For additional information, please see the section titled “Board of Directors and Management Following the Merger” beginning on page 276 of this proxy statement/prospectus.

Q:	Who will be the executive officers of the combined company immediately following the Merger?
A:	Immediately following the Merger, the executive management team of the combined company is expected to consist of members of the Treeline executive management team prior to the Merger, including:

Name	Title
Dr. Joshua Bilenker	Chief Executive Officer
Dr. Jeffrey Engelman	Chief Scientific Officer
Spencer Smith	Chief Financial Officer

Q:	Did the Standard BioTools Board form a Special Committee to consider the Merger, and did the Special Committee approve the Merger?
A:
The Standard BioTools Board established a special committee consisting solely of “disinterested directors” (as defined in Section 144(e)(4) of the DGCL) (the “Special Committee”) and delegated to the Special Committee the full power and authority of the Standard BioTools Board, to the maximum extent permitted by applicable law, to (i) explore, consider, evaluate, review, negotiate and approve or reject the Transactions and, if approval of the Standard BioTools Board is required under the DGCL, recommend to the Standard BioTools Board for approval or rejection the Transactions and (ii) determine whether the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders.

The Special Committee retained (i) UBS Securities LLC to serve as its independent financial advisor and (ii) Freshfields US LLP to serve as its legal advisor, in each case to assist the Special Committee in connection with fulfilling and discharging its duties as delegated by the Standard BioTools Board.
After due consideration and discussion of the factors that the Special Committee deemed relevant, the Special Committee unanimously (i) determined that the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions and recommended that the Standard BioTools Board approve and declare advisable the Transactions and (iii) recommended that the Standard BioTools Board resolve to recommend the approval of the Share Issuance and the Charter Amendment (in each case, as defined in the section titled “The Special Meeting — Purpose of the Special Meeting” beginning on page 105 of this proxy statement/prospectus) by the Standard BioTools stockholders.
Q:	As a Standard BioTools stockholder, how does the Standard BioTools Board recommend that I vote?
A:
The Standard BioTools Board, in consultation with financial and legal advisors and management, has (i) determined that the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders; (ii) approved and declared advisable the Merger Agreement and the Transactions; and (iii) resolved to recommend the approval of the Share Issuance, the Charter Amendment, the Post-Closing Equity Incentive Plan, the Post-Closing ESPP, on a nonbinding, advisory basis, the Merger-Related Compensation by the Standard BioTools stockholders and the adjournment of the Special Meeting, if necessary or appropriate to solicit additional proxies.

Q:	Has Treeline approved the Merger and the other Transactions?
A:
Yes. The Transactions were approved by the Treeline Board. In addition, after execution of the Merger Agreement, on June 6, 2026, Treeline stockholders comprising the required majorities under Treeline’s organizational documents delivered their written consent adopting the Merger Agreement and approving the Transactions.

Q:	When do you expect to complete the Merger?
A:
Standard BioTools and Treeline expect to complete the Merger in the second half of 2026, subject to the satisfaction of customary closing conditions contained in the Merger Agreement including Standard BioTools stockholder approval and regulatory approval. However, Standard BioTools cannot assure you when or if the Merger will be completed. If the Merger is not consummated prior to the outside date of March 31, 2027, either party may elect to terminate the Merger Agreement. See “The Merger Agreement — Conditions to the Completion of the Merger” for more information regarding conditions to the completion of the Merger.

Q:	What are the key conditions to Closing?
A:
The consummation of the Transactions is subject to the satisfaction or waiver (to the extent permitted by applicable law) of certain customary closing conditions, including, among other things, (i) approval by the Standard BioTools stockholders of the Share Issuance Proposal and the Charter Amendment Proposal, (ii) the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part to register certain of the shares of Standard BioTools Common Stock to be issued pursuant to the Merger Agreement, (iii) the listing of existing shares of Standard BioTools Common Stock on Nasdaq as of the Closing Date and the approval for listing on Nasdaq of the shares of Standard BioTools Common Stock issuable in connection with the Merger, subject to official notice of issuance, and (iv) expiration or termination of the waiting period applicable to the Transactions under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Q:	What happens if the Merger is not completed?
A:
If the Merger is not completed, Standard BioTools will not issue any Standard BioTools Common Stock to the Treeline stockholders and Standard BioTools stockholders will not receive CVRs. Instead, Standard BioTools will remain an independent, public company and, assuming that Standard BioTools continues to comply with the required Nasdaq listing standards, Standard BioTools Common Stock will continue to be traded on The Nasdaq Global Select Market.

In addition, if the Merger Agreement is terminated in certain circumstances, Standard BioTools may be required to pay a termination fee or expense reimbursement to Treeline. Upon termination of the Merger Agreement under specified circumstances, including if Treeline terminates the Merger Agreement due to a change in the Standard BioTools Board recommendation in favor of the Transactions, Standard BioTools will be required to make a payment to Treeline equal to $16.1 million in cash. Standard BioTools also will be required to reimburse Treeline’s reasonable out-of-pocket fees in connection with the Transactions up to a maximum of $5 million if the Merger Agreement is terminated due to a failure to obtain the required approval of Standard BioTools stockholders. See “The Merger Agreement — Termination Fee and Expense Reimbursement” for a complete discussion of the circumstances under which a termination fee or expense reimbursement will be required to be paid.
Q:	Is the completion of the Merger subject to a financing condition?
A:	No, the completion of the Merger is not subject to any financing condition.
Q:	Is Standard BioTools permitted to seek alternative business combinations prior to the Closing?
A:
From the date of the Merger Agreement to the effective time of the Merger or, if earlier, the termination of the Merger Agreement in accordance with its terms, Standard BioTools will be subject to customary restrictions on its ability to, among other things, (i) solicit, initiate or knowingly facilitate certain competing acquisition proposals from third parties, (ii) participate in discussions and engage in negotiations with, and provide non-public information to, third parties regarding competing acquisition proposals, (iii) enter into any binding or nonbinding agreement for a competing acquisition proposal and (iv) withdraw, modify or fail to publicly affirm (in certain circumstances) the Standard BioTools Board recommendation in favor of the Transactions. However, under certain specified circumstances, Standard BioTools is permitted to participate in discussions and engage in negotiations with, and provide non-public information to, third parties with respect to a competing acquisition proposal that did not result from a breach of the foregoing restrictions, if the Standard BioTools Board determines in good faith after consultation with its outside legal and financial advisors that such competing acquisition proposal constitutes a Parent Superior Proposal (as defined in the Merger Agreement) or could reasonably be expected to result in a Parent Superior Proposal and that the failure to take such actions would reasonably be expected to be inconsistent with the Standard BioTools Board’s fiduciary duties. Standard BioTools is required to notify Treeline of certain competing acquisition proposals, provide copies of written documentation related to such competing acquisition proposals and give Treeline a customary match period before effecting a change in the Standard BioTools Board recommendation in favor of the Transactions.

Q:	What are the material U.S. federal income tax considerations with respect to the Merger to holders of Standard BioTools Common Stock?
A:
Standard BioTools stockholders will not sell, exchange or dispose of any shares of Standard BioTools Common Stock as a result of the Merger, so the Merger should not result in recognition of gain or loss by the Standard BioTools stockholders for U.S. federal income tax purposes in respect of their Standard BioTools Common Stock.

Q:	What are the material U.S. federal income tax considerations with respect to the issuance of the CVRs, including any distributions of Standard BioTools Common Stock under the CVRs?
A:
Although the U.S. federal income tax treatment of the CVRs is uncertain and the matter is not free from doubt, Standard BioTools intends to treat (i) a holder’s receipt of the CVRs as a non-taxable distribution of a right to acquire stock with respect to the holder’s existing shares of Standard BioTools Common Stock governed by Section 305 of the United States Internal Revenue Code of 1986, as amended (the “Code”) and (ii) a holder’s receipt of Standard BioTools Common Stock in respect of the CVRs as a non-taxable exercise of the right to receive stock under the CVRs for U.S. federal income tax purposes. This position may be challenged by the Internal Revenue Service (“IRS”), in which case it is possible that holders of Standard BioTools Common Stock could be required to recognize taxable income in respect of the receipt of the CVRs or the receipt of Standard BioTools Common Stock under the CVRs, in each case, without a corresponding receipt of cash. It is also possible that the distribution of the right to acquire stock could be taxable as a constructive distribution, as discussed below. Please review the information in the section titled “The Merger — CVR Agreement” for a discussion of the material U.S. federal income tax consequences of the CVRs to holders of Standard BioTools Common Stock.

Q:	What are the material U.S. federal income tax considerations with respect to the reverse stock split to holders of Standard BioTools Common Stock?
A:
A holder of Standard BioTools Common Stock should not recognize gain or loss upon the reverse stock split, except to the extent such holder receives cash in lieu of a fractional share of Standard BioTools Common Stock, and subject to the discussion in the section titled “Standard BioTools Proposals — Proposal #2: The Charter Amendment Proposal.” Please review the information in the section titled “Standard BioTools Proposals — Proposal #2: The Charter Amendment Proposal — Material U.S. Federal Income Tax Considerations with Respect to the Reverse Stock Split” for a more complete description of the material U.S. federal income tax considerations with respect to the reverse stock split to holders of Standard BioTools Common Stock.

Q:	When and where is the Special Meeting?
A:
The Special Meeting will be held on    , at     unless postponed or adjourned to a later date. The Special Meeting will be held entirely online at www.virtualshareholdermeeting.com/LAB2026SM, where you will be able to listen to the meeting live, submit questions and vote online.

Q:	What do I need to do now?
A:
After you have carefully read this proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the Special Meeting, as applicable, even if you plan on attending. If you hold your shares in your name as a stockholder of record, you must complete, sign and mail your proxy card in the enclosed postage-paid return envelope as soon as possible or submit a proxy to vote by Internet or phone, following the instructions on your proxy card. If you hold your shares in “street name” through a bank, broker or other nominee, you must direct that organization how to vote in accordance with the instructions you have received from it. If you hold your shares of Standard BioTools’ capital stock in “street name” through a bank, broker or other nominee and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee will not be permitted to vote your shares on any of the Proposals.

Q:	What constitutes a quorum for the Special Meeting?
A:
A quorum will be present at the Special Meeting if the holders of a majority in voting power of the shares of Standard BioTools’ capital stock issued and outstanding and entitled to vote as of the close of business on     , which is the record date of the Special Meeting (the “Record Date”), are present virtually at the

Special Meeting or represented by proxy. As of the close of business on the Record Date, there were     shares of Standard BioTools Common Stock issued and outstanding and entitled to vote. This means that at least     shares of Standard BioTools Common Stock must be represented by stockholders present virtually at the Special Meeting or represented by proxy to have a quorum. Your shares will be counted towards the quorum if you submit a valid proxy or attend the Special Meeting. Abstentions, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. A failure to instruct your bank, broker or other nominee will result in your shares not being included in the calculation of the number of shares of Standard BioTools Common Stock represented at the Special Meeting for purposes of determining whether a quorum has been achieved. However, your shares of Standard BioTools Common Stock will be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares with respect to one or more of the Proposals.
Q:	What is the vote required to approve each proposal?
A:
Approval of the Share Issuance Proposal, the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal, the Advisory Compensation Proposal and the Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at the Special Meeting and entitled to vote on such Proposals. Assuming a quorum is present, if you mark “ABSTAIN” on your proxy card or when voting by Internet or phone with respect to these Proposals, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy or fail to vote at the Special Meeting it will have no effect on the outcome of the vote for such Proposals.

Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of Standard BioTools’ capital stock entitled to vote thereon, voting as a single class, by a majority of the votes cast for or against such Proposal at the Special Meeting. Assuming a quorum is present, if you mark “ABSTAIN” on your proxy card or when submitting a proxy to vote your shares by Internet or phone with respect to the Charter Amendment Proposal, it will have no effect on the outcome of the vote for the proposal. If you fail to submit a proxy or fail to vote at the Special Meeting it will have no effect on the outcome of the vote for the Charter Amendment Proposal. The Standard BioTools Board has approved the Standard BioTools Charter amendment to change the name of Standard BioTools to “Treeline Biosciences Holdings, Inc.” and no vote of the Standard BioTools stockholders is required to approve such Standard BioTools Charter amendment under the DGCL. Standard BioTools is voluntarily seeking the approval of Standard BioTools stockholders for such Standard BioTools Charter amendment pursuant to the Merger Agreement.
If you hold your shares of Standard BioTools’ capital stock in “street name” through a bank, broker or other nominee and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee will not be permitted to vote your shares on any of the Proposals, which will have no effect on the outcome of the vote for the Proposals.
Q:	How does the Standard BioTools Board recommend that I vote at the Special Meeting?
A:
The Standard BioTools Board recommends that Standard BioTools stockholders vote “FOR” the Share Issuance Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Post-Closing Equity Incentive Plan Proposal, “FOR” the Post-Closing ESPP Proposal, “FOR” the Advisory Compensation Proposal and “FOR” the Adjournment Proposal.

Q:	How does the Special Committee recommend that I vote at the Special Meeting?
A:	The Special Committee has recommended to the Board that the Board recommend that Standard BioTools stockholders vote “FOR” the Share Issuance Proposal and “FOR” the Charter Amendment Proposal.
Q:	As a Standard BioTools stockholder, why is my vote important?
A:
The Merger cannot be completed unless Standard BioTools stockholders approve the Share Issuance Proposal and the Charter Amendment Proposal. Your vote is important no matter how many shares you own. Please take the time to vote. Take a moment to read the instructions below. Choose the way to vote that is easiest and most convenient for you and cast your vote as soon as possible. Any abstention will have the same effect as a vote “AGAINST” the Share Issuance Proposal, the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal, the Advisory Compensation Proposal and the Adjournment Proposal (but will have no effect on the outcome of the vote for the Charter Amendment Proposal). If you hold your shares of Standard BioTools’ capital stock in “street name” through a bank, broker or other nominee, failure to instruct your bank, broker or other nominee on how to vote your shares will have no effect on the outcome of the vote for any of the Proposals.
Q:	Who can vote at the Special Meeting?
A:	Holders of outstanding shares of Standard BioTools Common Stock as of the close of business on the Record Date are eligible to vote at the Special Meeting.
Q:	Am I a Standard BioTools stockholder of record or a beneficial owner? Why does this matter?
A:
If, on the Record Date, your shares were registered directly in your name with Standard BioTools’ transfer agent, Computershare Trust Company, N.A., then you are a stockholder of record with respect to those shares.

If, on the Record Date, your shares were held in an account at a bank, broker or other nominee, then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Special Meeting.
The form in which you own your shares affects how you vote your shares and how you can change your vote.
Q:	How do I attend the Special Meeting and how can I vote my shares?
A:
We are conducting a virtual special meeting so our stockholders can participate from any geographic location with Internet connectivity. We have designed the format of the virtual online special meeting to provide stockholders the same ability to participate that they would have at an in-person meeting.

To attend the Special Meeting, you must go to the meeting website at www.virtualshareholdermeeting.com/LAB2026SM and enter the 16-digit control number found on your proxy card or voting instruction card sent to you by your bank, broker or other nominee. Once admitted, during the Special Meeting, you may vote and submit questions by following the instructions available on the meeting website.
Access to the meeting platform will begin at     on    . If you encounter any difficulties accessing the virtual meeting during check-in or during the meeting, please call the technical support number that will be posted on the meeting website login page at www.virtualshareholdermeeting.com/LAB2026SM. Technical support will be available beginning at     on     and will remain available until the meeting has ended.
Rules for the conduct of the Special Meeting will be available on the applicable meeting website. To obtain a copy of the rules of conduct for the Special Meeting in advance of the Special Meeting, please submit an email to ir@standardbio.com.
Regardless of whether you plan to participate in the Special Meeting, it is important that your shares be represented and voted at the Special Meeting. Accordingly, we encourage you to vote in advance of the Special Meeting.
Q:	How can I vote my shares of Standard BioTools?
A:	For each proposal, you may vote “FOR” or “AGAINST” each proposal, or “ABSTAIN” from voting on such proposal.
If you are the “record holder” of your shares, meaning that you own your shares in your own name and not through a bank or brokerage firm, you may submit a proxy to vote in one of four ways:
•
You may submit a proxy to vote over the Internet. If you have Internet access, you may submit a proxy to vote your shares at            by following the instructions on that site or on the “Vote by Internet” instructions on the enclosed proxy card.

•	You may vote by telephone. You may submit a proxy to vote your shares by calling and following the instructions provided or following the “Vote by Phone” instructions on the enclosed proxy card.

•
You may submit a proxy to vote by mail. You may submit a proxy to vote by completing and signing the proxy card enclosed with this proxy statement/prospectus and promptly mailing it in the enclosed postage-prepaid envelope. You do not need to put a stamp on the enclosed envelope if you mail it from the United States. The shares you own will be voted according to your completed proxy card. If you are a holder of record and you sign and return the proxy card, but do not give any instructions on a particular matter described in this proxy statement/prospectus, the shares of Standard BioTools Common Stock you own will be voted in accordance with the recommendations of the Standard BioTools Board.

•
You may vote online during the Special Meeting. To attend the meeting virtually, you must go to the meeting website at www.virtualshareholdermeeting.com/LAB2026SM. Once admitted, during the Special Meeting, you may vote by following the instructions available on the meeting website.

The deadline for receipt of a completed proxy card returned by mail at the address stated on the proxy card for the Special Meeting is     on    . The deadline for submitting a proxy to vote via the Internet or by telephone is on    .
If you are a beneficial owner, you may vote your shares by directing the bank, broker or other nominee on how to vote the shares in your account. Please refer to the voting instructions provided by your bank, broker or other nominee. Many organizations allow beneficial owners to give voting instructions via telephone or the Internet, as well as in writing. If you are a beneficial owner and would like to vote your shares at the Special Meeting, please contact your bank, broker or other nominee for instructions and documents that may be required in order to do so.
Q:	What if I return a Standard BioTools proxy card but do not make specific choices?
A:
You will only receive a proxy card if you are the record holder of your shares of Standard BioTools Common Stock. If you are a record holder and return a signed proxy card without marking any voting selections, your shares will be voted “FOR” the Share Issuance Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Post-Closing Equity Incentive Plan Proposal, “FOR” the Post-Closing ESPP Proposal, “FOR” the Advisory Compensation Proposal and “FOR” the Adjournment Proposal in accordance with the recommendation of the Standard BioTools Board. If any other matter is properly presented at the meeting, your proxy (one of the individuals named on your proxy card) will vote your shares using his or her best judgment.

Q:	If my shares of Standard BioTools are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote my shares for me?
A:
No. If the shares you own are held in the name of a bank, broker or other nominee, also known as “street name,” such bank, broker or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares held in “street name,” you will need to follow the directions your bank, broker or other nominee provides you. Many banks, brokers or nominees also offer the option of voting over the Internet or by telephone, instructions for which would be provided by your bank, broker or nominee on your voting instruction card.

Under applicable stock exchange rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “discretionary.” Your bank, broker or other nominee will not be allowed to vote your shares with respect to “non-discretionary” items. A “broker non-vote” occurs when shares held by a bank, broker or other nominee in “street name” for a beneficial owner are voted on at least one proposal but not voted with respect to a particular proposal because that organization (i) has not received voting instructions from the beneficial owner for that proposal and (ii) lacks discretionary voting power to vote those shares for that proposal.
The Share Issuance Proposal, the Charter Amendment Proposal, the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal, the Advisory Compensation Proposal and the Adjournment Proposal are each expected to be treated as non-discretionary items. Therefore, your bank, broker or other nominee cannot vote your shares of Standard BioTools without your specific voting instructions. Because the only proposals for consideration at the Special Meeting are non-discretionary proposals, it is not expected that there will be any broker non-votes at the Special Meeting. However, if there are any broker non-votes, they will have no effect on the outcome of the vote for the Proposals.
If you hold your shares of Standard BioTools’ capital stock in “street name” through a bank, broker or other nominee and you do not instruct your bank, broker or other nominee on how to vote your shares, your bank, broker or other nominee will not be permitted to vote your shares on any of the Proposals, which will have no effect on the outcome of the vote for the Proposals.
If you are a beneficial owner and would like to vote your shares at the Special Meeting, please contact your bank, broker or other nominee for instructions and documents that may be required in order to do so.
Q:	Can I change my vote?
A:
Yes. If you are a record holder of shares of Standard BioTools Common Stock, you can revoke your proxy and change your vote at any time before the final vote at the Special Meeting. To do so, you must do one of the following:

•	You may return by mail another properly completed proxy card with a later date, which must be received at the address stated on the proxy card no later than on ;
•	You may submit another properly completed proxy with a later date via the Internet or by telephone before the closing of those voting facilities at on ;
•	You may attend the virtual online Special Meeting and vote at the meeting (but simply attending the virtual online meeting will not, by itself, revoke your proxy); or
•
You may send a written notice that you are revoking your proxy to Standard BioTools’ Corporate Secretary at Standard BioTools Inc., 50 Milk Street, 10th Floor, Boston, MA 02109, Attn: Corporate Secretary.

A revocation or later-dated proxy received by Standard BioTools after the vote will not affect the vote.
If you are a beneficial holder (and hold your shares in “street name” through a bank, broker or other nominee), you should contact that organization to revoke your proxy or change your vote in accordance with its instructions.
Q:	What happens if I fail to submit a proxy or I abstain from voting?
A:
If you are a holder of record and you fail to submit a proxy, or if you are a beneficial owner and fail to instruct your bank, broker or other nominee to vote, it will have no effect on the outcome of the vote for any of the Proposals.

An abstention occurs when a Standard BioTools stockholder returns a proxy with an “ABSTAIN” instruction or virtually attends the Special Meeting and abstains from voting. Abstentions will count toward the establishment of a quorum. Abstentions (i) will have the same effect as a vote “AGAINST” the Proposals (other than the Charter Amendment Proposal) and (ii) will have no effect on the outcome of the vote for the Charter Amendment Proposal.
Q:	Who will solicit and pay the cost of soliciting proxies?
A:
Standard BioTools has engaged     to assist in the solicitation of proxies for the Special Meeting. Standard BioTools estimates that it will pay     a fee of approximately $   , plus reimbursement of reasonable expenses. Standard BioTools has agreed to indemnify         against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).

Standard BioTools and Treeline will share equally the cost of printing and filing of this proxy statement/prospectus and the proxy card. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries who are record holders of Standard BioTools Common Stock for the forwarding of solicitation materials to the beneficial owners of Standard BioTools Common Stock. Standard BioTools will reimburse these brokers, custodians, nominees and fiduciaries for the reasonable out-of-pocket expenses they incur in connection with the forwarding of solicitation materials.

Q:	Who counts the votes?
A:
    has been engaged as Standard BioTools’ independent agent to tabulate stockholder votes. If you are a stockholder of record, your executed proxy card will be returned directly to     for tabulation. If you hold your shares through a broker, your broker will return one proxy card to     on behalf of all of its clients.

Q:	If I am not in favor of the Merger, what are my rights?
A:
Standard BioTools stockholders are not entitled to appraisal rights under the DGCL in connection with the Merger or the other Transactions. If you are not in favor of the Merger, you may vote against the Share Issuance Proposal, the Charter Amendment Proposal, the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal and the Advisory Compensation Proposal. The approval by Standard BioTools stockholders of the Share Issuance Proposal and the Charter Amendment Proposal is a condition to the consummation of the Merger and the other Transactions. If the Share Issuance Proposal and the Charter Amendment Proposal are not approved, the Merger and the other Transactions will not be consummated. Information about how Standard BioTools stockholders may vote on the proposals being considered in connection with the Merger can be found under the section entitled “The Special Meeting” beginning on page 105 of this proxy statement/prospectus.

Q:	What should I do if I receive more than one set of voting materials?
A:
Standard BioTools stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards. For example, if you hold shares of Standard BioTools Common Stock in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold such shares. If you are a holder of record of Standard BioTools Common Stock and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive or otherwise follow the voting instructions set forth in this proxy statement/prospectus to ensure that you vote every share of Standard BioTools Common Stock that you own.

Q:	Where can I find the voting results of the Special Meeting?
A:
The preliminary voting results will be announced at the Special Meeting. In addition, within four business days following the Special Meeting, Standard BioTools will disclose the preliminary or, if available, final voting results of the Special Meeting on a Current Report on Form 8-K filed with the SEC. If preliminary voting results are disclosed, Standard BioTools will file an amended Current Report on Form 8-K with the SEC to disclose final voting results within four business days following certification of the final voting results.

Q:	How will I know when the other conditions to completion of the Merger have been satisfied or waived?
A:
As of the date of this proxy statement/prospectus, the parties have not satisfied the closing conditions to the Merger. If the closing conditions are satisfied or waived (to the extent permitted by applicable law), Standard BioTools will announce the Closing via the filing of a Current Report on Form 8-K with the SEC. There is also a possibility that the closing conditions to the Merger will not be satisfied or waived prior to the outside date of March 31, 2027, after which date either party may elect to terminate the Merger Agreement. As a result, it is possible that factors outside the control of both companies could result in the Merger being completed at a different time or not at all.

Q:	Are there any risks that I should consider in deciding whether to vote for the adoption of the Proposals?
A:	Yes. You should read and carefully consider the risk factors set forth in the “Risk Factors” section of this proxy statement/prospectus beginning on page 33.
Q:	Who can answer any questions I may have about the Merger or the transactions contemplated by the Merger Agreement?
A:	If you have any questions about the Merger or the transactions contemplated by the Merger Agreement, or if you need additional copies of this proxy statement/prospectus, you should contact:

PROSPECTUS SUMMARY
This summary highlights selected information from this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Merger and the proposals being considered at the Special Meeting, you should read this entire proxy statement/prospectus carefully, including the Merger Agreement and the other annexes to which you are referred in this proxy statement/prospectus. For more information, please see the section entitled “Where You Can Find More Information” beginning on page 335 of this proxy statement/prospectus. Except where specifically noted, the following information and all other information contained in the proxy statement/prospectus does not give effect to any reverse stock split that may be effected prior to or concurrently with the Closing.
Overview of the Companies
Standard BioTools Inc.
50 Milk Street, 10th Floor
Boston, MA 02109
Telephone: (650) 266-6000
Standard BioTools Inc. (“Standard BioTools”) is committed to setting the new standard in the life science tools industry through strategic consolidation, best-in-class operations and a world-class management team. Standard BioTools’ established portfolio includes essential, standardized next-generation solutions designed to help biomedical researchers develop better therapeutics faster. Standard BioTools offers a diverse range of instrumentation, consumables, and services that generate high-quality data across early discovery, translational and clinical research. With advanced technologies in proteomics and genomics, Standard BioTools empowers scientists to gain deeper biological insights, accelerate discoveries, and drive improved health outcomes across diverse therapeutic areas including immunology, oncology, neuroscience, cardiometabolic diseases and more. Standard BioTools Common Stock is listed on The Nasdaq Global Select Market under the symbol “LAB.”
Treeline Biosciences, Inc.
500 Arsenal Street
Watertown, MA 02472
Telephone: (857) 228-0050
Treeline Biosciences, Inc. (“Treeline”) is a clinical-stage biopharmaceutical company developing novel therapeutics for oncology and other serious diseases. Treeline’s approach is built on a differentiated, repeatable discovery platform that identifies compelling molecular targets and matches them with the most appropriate drug modality. Treeline seeks to prove it can pick good targets, nominate highly-vetted development candidates, and make thoughtful development decisions across a diverse and ambitious pipeline, with the goal of redefining the treatment of serious diseases. Treeline wants its platform story to be repeatability. Treeline currently has three Phase 1 programs, TLN-121, TLN-254, and TLN-372, and a fourth program, TLN-499, nearing clinical entry, all in oncology. Treeline’s preclinical pipeline includes programs in neurology and immunology, in addition to oncology.
Siri Merger Sub, Inc.
50 Milk Street, 10th Floor
Boston, MA 02109
Telephone: (650) 266-6000
Siri Merger Sub, Inc. (“Merger Sub”) is a direct, wholly owned subsidiary of Standard BioTools. Merger Sub was incorporated in the State of Delaware on May 27, 2026, solely for the purpose of carrying out the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.
The Merger (see page 135)
On June 6, 2026, Standard BioTools entered into the Merger Agreement with Treeline and Merger Sub, pursuant to which Standard BioTools and Treeline will combine in an all-stock merger upon the terms and conditions set forth in the Merger Agreement. In accordance with the Merger Agreement, Merger Sub will merge with and into Treeline, with Treeline surviving as a wholly owned subsidiary of Standard BioTools (the “Merger” and, together with the other transactions contemplated by the Merger Agreement, the “Transactions”), and at the effective time of the Merger (the “Effective Time”), Standard BioTools will file an amendment to its certificate of incorporation (the “Charter Amendment”) to (i) change its name to Treeline Biosciences Holdings, Inc. and (ii) effect a reverse stock split (the “Reverse Stock Split”) of all outstanding shares of common stock, par value $0.001 per share, of Standard BioTools (the “Standard BioTools Common Stock”), if the Reverse Stock Split has not been effected prior to the Effective Time as permitted by the Merger Agreement.
As a result of the Merger, each share of Treeline Common Stock issued and outstanding immediately prior to the Effective Time and each share of Treeline Preferred Stock issued and outstanding immediately prior to the Effective Time (in each case, other than shares held in treasury and dissenting shares) will be converted into the right to receive a number of shares of Standard BioTools Common Stock based on an exchange ratio calculated in accordance with the Merger Agreement (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 202 of this proxy statement/prospectus) (the “Exchange Ratio”), with the number of shares of Standard BioTools Common Stock that each holder of Treeline Capital Stock is entitled to receive being rounded down to the nearest whole share and computed after aggregating all shares of Treeline Capital Stock held by such holder. The Exchange Ratio is based on the relative capitalization of each of Treeline and Standard BioTools and assumes (i) an equity value for Treeline of $2.5 billion and (ii) an equity value for Standard BioTools equal to $460 million, reduced by the amount by which the Parent Net Cash (as defined in the Merger Agreement) is less than $449 million at the closing of the Merger (the “Closing”) or increased by the amount by which Parent Net Cash is more than $451 million at the Closing.
Following the Closing, former Standard BioTools stockholders are expected to hold approximately 16% of the combined company on a fully diluted basis, and former Treeline stockholders are expected to hold approximately 84% of the combined company on a fully diluted basis. Under certain circumstances further described in the Merger Agreement, the pro forma ownership percentages may be adjusted based on the amount of Parent Net Cash at Closing as finally determined in accordance with the Merger Agreement (described in more detail in the sections titled “The Merger Agreement — Exchange Ratio” and “The Merger Agreement — Calculation of Parent Net Cash” beginning on pages 202 and 203, respectively, of this proxy statement/prospectus). Based on Standard BioTools’ and Treeline’s capitalization as of June 3, 2026 and May 28, 2026, respectively, and taking into account Standard BioTools’ estimate of Parent Net Cash as of the Closing, and before giving effect to the proposed Reverse Stock Split, each share of Treeline Capital Stock is currently estimated to be entitled to receive approximately 11.6997 shares of Standard BioTools Common Stock. This ratio may increase or decrease as of the Closing based on the companies’ respective actual capitalizations as of the Closing and the actual amount of Parent Net Cash as of the Closing.
In addition, as of the Effective Time, Standard BioTools will assume Treeline’s 2021 Equity Incentive Plan and each outstanding option to purchase shares of Treeline Common Stock (each, a “Treeline Option”), whether vested or unvested. Each such Treeline Option so assumed by Standard BioTools will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Option immediately prior to the Effective Time, except that (i) such Treeline Option will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock, and (ii) the exercise price per share of each such Treeline Option will be the exercise price per share in effect for that Treeline Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the next nearest cent.
In addition, as of the Effective Time, (i) each warrant to purchase shares of Treeline Capital Stock (each, a “Treeline Warrant”) that has been amended to require net-exercise in connection with the Merger (the “Treeline Converting Warrants”) and that is outstanding immediately prior to the Effective Time will, by virtue of the Merger, be cancelled and extinguished and converted into the right to receive, for each share of Treeline Common Stock that would be received upon the net-exercise of such Treeline Converting Warrant in accordance with its terms, a number of shares of Standard BioTools Common Stock equal to the Exchange Ratio and (ii) each Treeline Warrant that is not a Treeline Converting Warrant and that is outstanding immediately prior to the Effective Time will, by virtue of the Merger, be assumed by Standard BioTools. Each such Treeline Warrant so assumed by Standard BioTools will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Warrant immediately prior to the Effective Time, except that (a) such Treeline Warrant will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such

Treeline Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock and (b) the warrant price per share will be the warrant price per share in effect for such Treeline Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest thousandth of a cent.
The Merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”). For a more complete description of the Merger and the Exchange Ratio, please see the section entitled “The Merger Agreement” in this proxy statement/prospectus.
The Merger will be completed (i) as soon as reasonably practicable, and in no event later than three business days following the day on which the last to be satisfied or waived of each of the conditions to consummation of the Merger set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) have been satisfied or waived in accordance with the Merger Agreement, including approval by the Standard BioTools stockholders of the issuance of Standard BioTools Common Stock in the Merger (the “Share Issuance”) and the Charter Amendment, or (ii) at such other place and time and/or on such other date as Standard BioTools and Treeline may otherwise agree in writing.
The Merger is anticipated to close promptly after the Special Meeting scheduled to be held on    , 2026. However, Standard BioTools cannot predict the exact timing of the completion of the Merger because it is subject to the satisfaction or waiver (to the extent permitted by applicable law) of various conditions.
Standard BioTools’ Legacy Business
Under the Merger Agreement, Standard BioTools must use its commercially reasonable efforts to effect the sale, license, transfer, disposition, divestiture or other monetization of its mass cytometry and microfluidics businesses (the “Legacy Business” and each such transaction, a “Legacy Transaction”). If Standard BioTools has not entered into a definitive agreement for the disposition of any portion of the Legacy Business on or before the date the registration statement on Form S-4 of which this proxy statement/prospectus forms a part is declared effective under the Securities Act of 1933, as amended (the “Securities Act”), Standard BioTools is required to commence mutually agreed wind-down activities with respect to that portion of the Legacy Business.
The Special Committee
Entities affiliated with Casdin Capital, LLC (“Casdin Capital”) currently own approximately 23% of the issued and outstanding Standard BioTools Common Stock, and Eli Casdin, the Founder and Chief Investment Officer of Casdin Capital, is a director of Standard BioTools. Entities affiliated with Casdin Capital are also equity investors in Treeline and currently own approximately 5.28% of Treeline. In light of these positions, the Standard BioTools Board of Directors (the “Standard BioTools Board”) formed a special committee as described below to evaluate the Merger and the other Transactions.
The Standard BioTools Board established a special committee consisting solely of “disinterested directors” (as defined in Section 144(e)(4) of the Delaware General Corporation Law (the “DGCL”)) (the “Special Committee”) and delegated to the Special Committee the full power and authority of the Standard BioTools Board, to the maximum extent permitted by applicable law, to (i) explore, consider, evaluate, review, negotiate and approve or reject the Transactions and, if approval of the Standard BioTools Board is required under the DGCL, recommend to the Standard BioTools Board for approval or rejection the Transactions and (ii) determine whether the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders.
The Special Committee, consisting of directors Fenel Eloi and Frank Witney, retained (i) UBS Securities LLC (“UBS”) to serve as its independent financial advisor and (ii) Freshfields US LLP (“Freshfields”) to serve as its legal advisor, in each case to assist the Special Committee in connection with fulfilling and discharging its duties as delegated by the Standard BioTools Board.
The Special Committee, with the assistance of its legal and financial advisors, has since its formation, among other things, (i) met regularly to explore, consider, evaluate, review and negotiate the Merger and the other Transactions and the potential terms and conditions thereof and (ii) solicited the views of the Special Committee’s advisors and members of Standard BioTools management regarding the Merger and the other Transactions, including as to the strategic rationale for, the potential risks and benefits of, and the potential terms and conditions of the Merger and the other Transactions. The Special Committee reviewed financial analysis prepared by UBS and received a fairness opinion from UBS in connection with the Merger and the other Transactions. The Special Committee also reviewed the material terms and conditions of the Merger Agreement and related documents with representatives of Freshfields.

After due consideration and discussion of the factors that the Special Committee deemed relevant, the Special Committee unanimously (i) determined that the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions and recommended that the Standard BioTools Board approve and declare advisable the Transactions and (iii) recommended that the Standard BioTools Board resolve to recommend the approval of the Share Issuance and the Charter Amendment by Standard BioTools’ stockholders.
Reasons for the Merger (see page 163)
Standard BioTools’ Reasons for the Merger
During the course of its evaluation of the Merger Agreement and the Transactions, each of the Special Committee and the Standard BioTools Board held numerous meetings, consulted with Standard BioTools’ management, its legal counsel and financial advisor, reviewed and assessed a significant amount of information and considered the business, assets, liabilities, results of operations, financial performance, capital needs, strategic direction and prospects of each of Standard BioTools and Treeline. In reaching its decision to approve the Merger Agreement and Transactions, the Special Committee, in connection with its determination and recommendation to the Standard BioTools Board, and the Standard BioTools Board, following such recommendation by the Special Committee, considered a number of factors that it viewed as supporting its decision to approve the Merger Agreement and the Transactions.
For a full description of the factors considered by each of the Special Committee and the Standard BioTools Board in reaching its decision to approve the Merger Agreement and the Transactions, see “The Merger — Standard BioTools’ Reasons for the Merger” beginning on page 163 of this proxy statement/prospectus.
Treeline’s Reasons for the Merger
The Treeline Board has approved the Merger Agreement and the Transactions. The Treeline Board reviewed several factors in reaching its decision and believes that the Merger Agreement and the Transactions are in the best interests of, and fair to, Treeline and its stockholders. For a full description of the factors considered by the Treeline Board in reaching its decision to approve the Merger Agreement and the Transactions, including the Merger, see “The Merger — Treeline’s Reasons for the Merger” beginning on page 168 of this proxy statement/prospectus.
Opinion of Standard BioTools’ Financial Advisor (see page 171)
Standard BioTools retained Centerview Partners LLC (“Centerview”) as financial advisor to the Standard BioTools Board in connection with the proposed Merger and the other transactions contemplated by the Merger Agreement, which are collectively referred to as the “Transactions” throughout this section and the summary of Centerview’s opinion below under the caption “The Merger — Opinion of Standard BioTools’ Financial Advisor.” In connection with this engagement, the Standard BioTools Board requested that Centerview evaluate the fairness, from a financial point of view, to Standard BioTools of the Exchange Ratio provided for pursuant to the Merger Agreement. On June 5, 2026, Centerview rendered to the Standard BioTools Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 6, 2026 that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Standard BioTools.
The full text of Centerview’s written opinion, dated June 6, 2026, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Standard BioTools Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Standard BioTools of the Exchange Ratio provided for pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Standard BioTools or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
Opinion of Standard BioTools Special Committee’s Financial Advisor (see page 176)
UBS Securities LLC (“UBS”) was retained by the Special Committee to act as financial advisor in connection with the Transactions. As part of that engagement, the Special Committee requested that UBS render an opinion as to the fairness, from a financial point of view, to Standard BioTools of the Exchange Ratio provided for in the Merger. On June 5, 2026, at a meeting of the Special Committee held to evaluate the Merger Agreement and the transactions contemplated thereby, including the Merger, UBS delivered to the Special Committee an oral opinion, which opinion was confirmed by delivery of a written opinion dated as of June 5, 2026, to the effect that, as of that date and based upon, and subject to, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by UBS in connection with its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to Standard BioTools.
The full text of UBS’s opinion describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by UBS. UBS’s opinion is attached to this proxy statement/prospectus as Annex C and is incorporated herein by reference. UBS’s opinion was provided for the benefit of the Special Committee in connection with, and for the purpose of, its evaluation of the Exchange Ratio and addresses only the fairness, from a financial point of view, to Standard BioTools of the Exchange Ratio provided for in the Merger. UBS’s opinion does not address the relative merits of the Transactions as compared to other business strategies or transactions that might be available to Standard BioTools, or Standard BioTools’ underlying business decision to effect the Transactions. UBS’s opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transactions. Holders of Standard BioTools Common Stock are encouraged to read UBS’s opinion carefully and in its entirety.
Recommendation of the Standard BioTools Board
After consultation with Standard BioTools management and its financial and legal advisors, and consideration of the recommendation of the Special Committee, the Standard BioTools Board (i) determined that the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions and (iii) resolved to recommend the approval of the Share Issuance and the Charter Amendment by Standard BioTools’ stockholders. In addition, after consultation with Standard BioTools management and its financial and legal advisors, the Standard BioTools Board resolved to recommend the approval of the Post-Closing Equity Incentive Plan, the Post-Closing ESPP, on a nonbinding, advisory basis, the Merger-Related Compensation by Standard BioTools’ stockholders and the adjournment of the Special Meeting, if necessary or appropriate to solicit additional proxies.
Accordingly, the Standard BioTools Board recommends by vote of all participating directors that Standard BioTools stockholders vote “FOR” the Share Issuance Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Post-Closing Equity Incentive Plan Proposal, “FOR” the Post-Closing ESPP Proposal, “FOR” the Advisory Compensation Proposal and “FOR” the Adjournment Proposal.
Interests of Certain Directors, Officers and Affiliates of Standard BioTools and Treeline (see page 185)
Interests of Standard BioTools Directors and Executive Officers in the Merger
In considering the recommendation of the Standard BioTools Board with respect to issuing shares of Standard BioTools Common Stock pursuant to the Merger Agreement and the other matters to be acted upon by Standard BioTools stockholders at the Special Meeting, Standard BioTools stockholders should be aware that certain members of the Standard BioTools Board and executive officers of Standard BioTools have interests in the Merger that may be different from, or in addition to, interests they have as Standard BioTools stockholders. Interests of the directors and executive officers of Standard BioTools may be different from, or in addition to, the interests of the Standard BioTools stockholders for the following reasons, among others:
•
    and    , members of the Standard BioTools Board, will continue as directors of the combined company after the Merger and will be eligible to be compensated as directors of the combined company following the Closing in accordance with the combined company’s outside director compensation policy.

•
All outstanding equity awards issued by Standard BioTools and held by non-employee directors of Standard BioTools will become fully vested at Closing and it is anticipated that the cash retainers payable to such directors for the calendar quarter in which the Closing occurs will be paid without proration.

•
Affiliates of Casdin Capital, LLC own approximately 5.28% of Treeline and will receive a pro rata portion of the Merger consideration. Eli Casdin, a director of Standard BioTools, is the Founder and Chief Investment Officer of Casdin Capital, LLC.

•
The Standard BioTools CIC Severance Plans (as defined below) provide that, in the event of a termination of employment without cause (as defined in the CIC Severance Plans) or an executive officer’s resignation for good reason (as defined in the CIC Severance Plans), in each case, during the period beginning three months before and ending 12 months after a change of control of Standard BioTools, the executive officers of Standard BioTools are entitled to severance benefits, which include, among other things, a lump sum payment of cash severance and pro-rated annual target bonus and accelerated vesting of any outstanding and unvested equity awards held by the executive officer.

•
Stock options to purchase shares of Standard BioTools Common Stock (the “Standard BioTools Options”) that were granted to Standard BioTools executive officers between 2024 and 2026 will be amended to extend the post-employment exercise period to a date that is 30 months following the executive’s separation date.

•
Treeline and Sean Mackay, Standard BioTools’ Chief Business Officer, have commenced discussions regarding a possible transition consulting arrangement pursuant to which, following the Closing, Mr. Mackay would provide transition consulting services to the combined company for a period of approximately six months. The terms of any such arrangement have not been finalized and there is no assurance that such an agreement will be entered into.

•	Under the Merger Agreement, Standard BioTools’ directors and executive officers are entitled to continued indemnification, expense reimbursement and insurance coverage.
These interests and others are discussed in more detail in the section entitled “The Merger — Interests of Standard BioTools Directors and Executive Officers in the Merger” beginning on page 185 of this proxy statement/prospectus. The Standard BioTools Board members were aware of and considered these interests, among other matters, in reaching their decision to approve the Merger Agreement, to approve the transactions contemplated by the Merger Agreement and to recommend the approval of the Proposals to Standard BioTools stockholders.
Interests of Treeline Directors and Executive Officers in the Merger
In connection with their approval of the Merger Agreement, the Treeline Board was aware that certain directors and executive officers of Treeline have interests in the Merger that may be different from, or in addition to, interests they have as Treeline stockholders. These interests include the following:
•
As of June 1, 2026, each of Joshua Bilenker, Jeffrey Engelman, and Spencer Smith beneficially own Treeline Options to purchase shares of Treeline Common Stock, which will be assumed by Standard BioTools. Each such assumed Treeline Option will continue to have, and be subject to the same terms and conditions that applied to such Treeline Option immediately prior to the Effective Time, except that such Treeline Option will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock, and the exercise price per share of each such Treeline Option will be the exercise price per share in effect for that Treeline Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the next nearest cent.

•	Treeline’s directors and executive officers are currently expected to become directors and executive officers of the combined company following the Closing.
•	Under the Merger Agreement, Treeline’s directors and executive officers are entitled to continued indemnification, expense reimbursement and insurance coverage.

These interests and others are discussed in more detail in the section entitled “The Merger — Interests of Treeline Directors and Executive Officers in the Merger” beginning on page 189 of this proxy statement/prospectus. The Treeline Board members were aware of and considered these interests, among other matters, in reaching their decisions to approve the Merger Agreement and to approve the transactions contemplated by the Merger Agreement.
Board of Directors and Management Following the Merger (see page 276)
Following the Closing, the board of directors of the combined company is expected to be composed of 12 members, including ten directors who are currently directors of Treeline and two directors who are currently directors of Standard BioTools. Treeline’s initial appointees to the combined company board are expected to be Dr. Joshua Bilenker, Dr. Jeffrey Engelman, Kristina Burow, David Bonita, David Schenkein, Steven Elms, Aftab Kherani, Avi Naider, Ali Satvat and Susan Desmond-Hellmann, and Standard BioTools’ initial appointees to the combined company board are expected to be     and    . Dr. Joshua Bilenker is expected to become chair of the board of directors of the combined company at and after the Closing.
In addition, effective as of the Closing, Treeline’s management team is expected to become the management team of the combined company, and the following Treeline officers are expected to become the executive officers of the combined company:

Name	Title
Dr. Joshua Bilenker	Chief Executive Officer
Dr. Jeffrey Engelman	Chief Scientific Officer
Spencer Smith	Chief Financial Officer

The Merger Agreement (see page 201)
Overview
On June 6, 2026, Standard BioTools, Treeline and Merger Sub entered into the Merger Agreement. The Merger Agreement provides, among other things, that on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into Treeline, with Treeline surviving as a wholly owned subsidiary of Standard BioTools (the “Merger” and, collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”). Upon the consummation of the Merger, Standard BioTools will change its name to Treeline Biosciences Holdings, Inc.
Following the Closing, and in accordance with an Exchange Ratio calculated in accordance with the Merger Agreement, former Standard BioTools stockholders are expected to own approximately 16% of the combined company on a fully diluted basis and the former Treeline stockholders are expected to own approximately 84% of the combined company on a fully diluted basis. The Exchange Ratio is based on the relative capitalization of each of Treeline and Standard BioTools and assumes (i) an equity value for Treeline of $2.5 billion and (ii) an equity value for Standard BioTools equal to $460 million, reduced by the amount by which the Parent Net Cash (as defined in the Merger Agreement) is less than $449 million at the Closing or increased by the amount by which Parent Net Cash is more than $451 million at the Closing.
Treatment of Treeline Capital Stock
In accordance with the Merger Agreement, each issued and outstanding share of Treeline Capital Stock (other than treasury shares and dissenting shares) will be converted into the right to receive a number of shares of Standard BioTools Common Stock based on the Exchange Ratio (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 202 of this proxy statement/prospectus), provided that the number of shares of Standard BioTools Common Stock which each holder of Treeline Capital Stock is entitled to receive will be rounded down to the nearest whole share and computed after aggregating all shares of Treeline Capital Stock held by such holder.
Treatment of Treeline Stock Options
At the Effective Time, Treeline’s 2021 Equity Incentive Plan and each outstanding Treeline Option, whether vested or unvested, without any action on the part of the holder thereof, will be assumed by Standard BioTools. Each such Treeline Option so assumed will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Option immediately prior to the Effective Time, including vesting terms and provisions, except that (i) such Treeline Option will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock, and (ii) the exercise price per share of such Treeline Option will be the exercise price per share in effect for such Treeline Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the next nearest cent.
In accordance with the Merger Agreement, as soon as reasonably practicable following the Closing Date, Standard BioTools will file a registration statement on Form S-8 (or such other appropriate form, if required) with respect to the offering of the shares of Standard BioTools Common Stock issuable upon the exercise of the assumed Treeline Options and will use reasonable best efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such Treeline Options remain outstanding.
Treatment of Treeline Warrants
At the Effective Time, each Treeline Warrant that has been amended to require net-exercise in connection with the Merger and that is outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of Treeline or the holder thereof, be cancelled and extinguished and converted into the right to receive, for each share of Treeline Common Stock that would be received upon the net-exercise of such warrant in accordance with its terms, a number of shares of Standard BioTools Common Stock equal to the Exchange Ratio.
In addition, at the Effective Time, each Treeline Warrant that is not a Treeline Converting Warrant and that is outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of Treeline or the holder thereof, be assumed by Standard BioTools. Each Treeline Warrant so assumed will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Warrant immediately prior to the Effective Time, except that (i) such Treeline Warrant will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock and (ii) the warrant price per share will be the warrant price per share in effect for such Treeline Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest thousandth of a cent.
Conditions to the Completion of the Merger (see page 207)
Under the Merger Agreement, the Closing is subject to, and will take place following the satisfaction or waiver (to the extent permitted by applicable law) by Standard BioTools or Treeline, as applicable, of certain customary closing conditions, including, without limitation:
•	Standard BioTools must obtain approval of its stockholders of the Share Issuance Proposal and the Charter Amendment Proposal;
•
the absence of any law, judgment (preliminary, temporary or permanent) or other legal restraint or binding order or determination by any governmental entity that is in effect and restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger;

•
the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, which is being filed by Standard BioTools with the SEC to register certain of the shares of Standard BioTools Common Stock to be issued to the holders of shares of Treeline Common Stock in connection with the Merger, must become effective and not subject to any stop order or proceeding seeking a stop order;

•	the shares of Standard BioTools Common Stock issuable pursuant to the Merger Agreement must be approved for listing on Nasdaq; and
•
the waiting period (and any extension thereof) applicable to the Merger or any other transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Act must have expired or been terminated.

In addition, each party’s obligation to complete the Merger and the other transactions contemplated by the Merger Agreement is further subject to the satisfaction or waiver (to the extent permitted by applicable law) by that party of the following additional conditions:

•	the accuracy of the other party’s representations and warranties, subject to specified materiality qualifications;
•	the performance, in all material respects, by the other party, of such party’s obligations pursuant to the Merger Agreement;
•	the absence of a continuing “material adverse effect” with respect to the other party, as such term is defined in the Merger Agreement; and
•
the other party must have delivered a customary closing certificate certifying that the closing conditions related to the accuracy of representations and warranties, performance of obligations and absence of a material adverse effect have been satisfied.

Standard BioTools’ obligation to effect the Merger is subject to the following additional conditions:
•	Standard BioTools must have received a certification that the shares of Treeline Capital Stock are not “United States real property interests”; and
•	Treeline must have delivered to Standard BioTools evidence that all of the obligations of Treeline under certain agreements have been terminated.
Treeline’s obligation to complete the Merger is subject to the following additional conditions:
•	Standard BioTools must effect the amendments to the Standard BioTools Charter pursuant to the Charter Amendment Proposal; and
•
Treeline must receive resignations of each director and officer of Standard BioTools and its subsidiaries, other than the Standard BioTools directors who will continue as directors of the combined company following the Effective Time.

There is no assurance that these conditions will be satisfied or the timing within which these conditions will be satisfied.
No Solicitation (see page 211)
Each of Standard BioTools and Treeline has agreed that, subject to limited exceptions, Standard BioTools and Treeline will not, and will cause their subsidiaries and their subsidiaries’ directors, officers and employees not to, and will cause their respective investment bankers, attorneys, accountants and other advisors, agents and representatives of Treeline and Standard BioTools, not to, directly or indirectly:
•
solicit, initiate, induce, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (as defined in the Merger Agreement) or a Parent Acquisition Proposal (as defined in the Merger Agreement);

•
participate in any discussions or negotiations or cooperate in any way with any person regarding any Company Acquisition Proposal or Parent Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal or a Parent Acquisition Proposal;

•
provide any non-public information or data concerning Standard BioTools, Treeline or any of their subsidiaries to any person in connection with, or for the purpose of soliciting, initiating, inducing, encouraging or facilitating any Company Acquisition Proposal or Parent Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal or a Parent Acquisition Proposal;

•
enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement with respect to, or that could reasonably be expected to lead to, a Company Acquisition Proposal or a Parent Acquisition Proposal (other than, with respect to Standard BioTools, a confidentiality agreement entered into in accordance with the applicable provisions of the Merger Agreement);

•
adopt, approve, declare advisable or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal or a Parent Acquisition Proposal (including by approving any transaction, or approving any person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL);

•
take any action or exempt any person (other than the other party and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or its organizational or other governing documents; or

•	resolve, publicly propose or agree to do any of the foregoing actions.
Board Recommendation Change (see page 215)
The board of directors of each of Standard BioTools and Treeline may not change its recommendation in favor of the Merger, except that prior to receipt of Standard BioTools stockholder approval of the Merger, the Standard BioTools Board may effect a change in recommendation as a result of a material development or change in circumstances (an “Intervening Event”), or with respect to a superior offer that did not result from a material breach of the Merger Agreement, if:
•	Standard BioTools provided Treeline with four business days’ prior written notice that it intends to make a change in recommendation;
•
prior to making such a change in recommendation, Standard BioTools engaged in good faith negotiations with Treeline to consider adjustments to the terms and conditions of the Merger Agreement so that the acquisition proposal ceases to be a superior offer or the failure to make a change in recommendation in response to the Intervening Event would no longer be inconsistent with Standard BioTools Board’s fiduciary duties; and

•
The Standard BioTools Board determined in good faith after consultation with outside financial advisors and outside legal counsel that the failure to make such change in recommendation would reasonably be expected to be inconsistent with its fiduciary duties to its stockholders under applicable law.

Termination (see page 224)
The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including without limitation:
•	by mutual written consent of Standard BioTools and Treeline;
•
by either Standard BioTools or Treeline, if (i) the Merger has not been consummated by 11:59 p.m. (Eastern Time) on March 31, 2027 (the “Termination Date”), where the terminating party’s material breach of the Merger Agreement is not the cause of, and has not resulted in, the failure of such condition, (ii) the Share Issuance Proposal and the Charter Amendment Proposal have not been approved by the requisite vote of the holders of Standard BioTools’ capital stock at the Special Meeting (the “Standard BioTools Stockholder Approval”), or (iii) if any applicable law, judgment or other legal restraint or binding order or determination by any governmental entity restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger and such restraint will have become final and non-appealable, where the terminating party complied with its obligations with respect to regulatory matters under the Merger Agreement;

•
by Treeline if: (i) prior to obtaining the Standard BioTools Stockholder Approval, (A) a “Parent Change of Recommendation” (as such term is defined in the Merger Agreement) has occurred, (B) the Standard BioTools Board fails to publicly reaffirm its recommendation within 10 business days after Treeline so requests in writing, (C) the Standard BioTools Board fails to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act within 10 business days of the commencement of such offer or (D) Standard BioTools intentionally and materially breaches its no solicitation or negotiation and notice obligations as set forth in the Merger Agreement; or (ii) Standard BioTools or Merger Sub has materially breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, such that the Standard BioTools’ conditions to the Closing in the Merger Agreement with respect to the accuracy of its representations or compliance with its agreements in the Merger Agreement would not be satisfied, provided that Treeline cannot terminate the Merger Agreement pursuant to this clause (ii) if Treeline is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; or
•
by Standard BioTools if Treeline has materially breached or failed to perform any of its representations, warranties, covenants or agreements under the Merger Agreement, such that Treeline’s conditions to the Closing in the Merger Agreement with respect to the accuracy of its representations or compliance with its agreements in the Merger Agreement would not be satisfied, provided that Standard BioTools cannot terminate the Merger Agreement pursuant to this provision if Standard BioTools is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement.

Termination Fee (see page 225)
The Merger Agreement provides that a termination fee in the amount of $16.1 million will be payable by Standard BioTools if the Merger Agreement is terminated under certain circumstances, including if Treeline terminates the Merger Agreement due to a change in the Standard BioTools Board recommendation in favor of the Transactions.
The Merger Agreement also provides that, under certain circumstances, Standard BioTools will reimburse Treeline for all reasonable out of pocket fees and expenses incurred by Treeline in connection with the Merger Agreement and the other Transactions, up to a maximum of $5 million, if the Merger Agreement is terminated under certain circumstances, including if Treeline terminates the Merger Agreement due to a failure to obtain the required approval of Standard BioTools stockholders.
Contingent Value Rights Agreement (see page 300)
Prior to the Effective Time, Standard BioTools expects to declare a dividend to Standard BioTools stockholders as of the close of business on the last business day prior to the day on which the Effective Time occurs in the form of one contingent value right (each, a “CVR”) for each outstanding share of Standard BioTools Common Stock held by such stockholder on such date. The payment date for such dividend will be three business days after the Effective Time. The CVRs will be issued pursuant to the terms of a Contingent Value Rights Agreement to be entered into between Standard BioTools and a rights agent substantially in the form attached as Annex F to this proxy statement/prospectus (the “CVR Agreement”).
Pursuant to the CVR Agreement, the holder of each CVR will be entitled to receive a payment for each 12-month CVR payment period during the five-year term of the CVR Agreement, consisting of a number of shares of the combined company’s common stock (with fractional shares settled in cash) equal to such holder’s pro rata portion of the aggregate net proceeds received by the combined company during such 12-month CVR payment period from the following sources, in each case less certain permitted deductions: (i) proceeds from any sale, disposition, or other monetization of the Legacy Business; (ii) proceeds from convertible notes or other investments held by Standard BioTools as of the Closing Date; (iii) earnout, milestone, royalty or other similar contingent payments due to Standard BioTools under contracts in effect as of the Closing Date, including payments from Illumina, Inc. pursuant to the Stock Purchase Agreement dated June 22, 2025; and (iv) any surplus in Parent Net Cash delivered at Closing as finally determined under the Merger Agreement. The maximum number of shares of common stock of the combined company which may be issued pursuant to the CVR Agreement is 76,000,000. There can be no assurance that any payments will be made on the CVRs.
The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Standard BioTools or any of its respective affiliates. No interest will accrue on any amounts payable in respect of the CVRs. The shares of Standard BioTools Common Stock which may be issued in connection with the CVRs have been registered on the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.
Voting Agreements
Concurrently with the execution of the Merger Agreement, certain stockholders of Standard BioTools (including its directors and certain officers), collectively holding approximately 39% of the outstanding shares of Standard BioTools Common Stock, entered into voting agreements with Standard BioTools, Treeline and Merger

Sub (the “Voting Agreements”) pursuant to which they have agreed to vote all of their shares of Standard BioTools Common Stock in favor of the Share Issuance Proposal, the Charter Amendment Proposal, the Post-Closing Equity Incentive Plan Proposal and the Post-Closing ESPP Proposal, subject to the terms of the Voting Agreements, including a reduction in the number of shares subject to the voting requirements for certain stockholders in the event of a change in the recommendation of the Special Committee in favor of the Transactions such that the aggregate number of outstanding shares of Standard BioTools Common Stock subject to the voting requirements in the Voting Agreements is reduced to approximately 30% of the outstanding shares of Standard BioTools Common Stock.
Lock-Up Agreements (see page 194)
Concurrently with the execution of the Merger Agreement, certain stockholders of Treeline holding approximately 70% of the outstanding shares of Treeline Capital Stock as of June 6, 2026, and the directors of Standard BioTools, who together beneficially own approximately 4% of Standard BioTools Common Stock as of June 3, 2026, including each individual who will serve as a director or executive officer of the combined company following the Closing, entered into lock-up agreements, pursuant to which, subject to specified exceptions, such persons agreed that they would not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Standard BioTools Common Stock or any securities convertible into or exercisable or exchangeable for shares of Standard BioTools Common Stock (including securities that may be issued upon exercise of an option to purchase shares of Standard BioTools Common Stock or a warrant to purchase shares of Standard BioTools Common Stock), for 180 days following the Effective Time. The shares of Standard BioTools Common Stock held by the Selling Securityholders are subject to these lock-up agreements and may not be sold until the applicable lock-up period expires (subject to certain exceptions set forth in the applicable lock-up agreements), notwithstanding that such shares are registered for resale pursuant to the resale prospectus also included in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. See “Selling Securityholders” and “Plan of Distribution” in the resale prospectus.
Nasdaq Stock Market Listing
Shares of Standard BioTools Common Stock are currently listed on The Nasdaq Global Select Market under the symbol “LAB.” Standard BioTools anticipates that the common stock of the combined company will be listed on The Nasdaq Stock Market LLC (“Nasdaq”) following the Closing under the trading symbol “TRLN.” It is a condition to the consummation of the Merger that existing shares of Standard BioTools Common Stock are listed on Nasdaq as of the Closing Date and that the shares of Standard BioTools Common Stock issuable in connection with the Merger have been approved for listing on Nasdaq, subject to official notice of issuance, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Merger will not be consummated unless the condition is waived.
Regulatory Approvals Required for the Merger (see page 199)
To consummate the Merger, Treeline and Standard BioTools must obtain approvals or consents from, or make filings with, the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “DOJ”). Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), the Merger cannot be consummated until, among other things, notifications have been given and certain information has been provided to the FTC and the Antitrust Division of the DOJ and all applicable waiting periods (and any extensions thereof) have expired or been terminated. On June 29, 2026, Treeline and Standard BioTools made submissions in accordance with the HSR Act to the FTC and the DOJ.
The HSR approval condition is discussed under “The Merger — Regulatory Approvals Required for the Merger” beginning on page 199 of this proxy statement/prospectus.
Anticipated Accounting Treatment (see page 200)
The Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). For accounting purposes, Treeline is considered to be the accounting acquirer in this transaction. The treatment as an in-substance reverse recapitalization is based on the assessment that as a result of, and following, Standard BioTools’ discontinuation of its Legacy Business, and settlement of its other remaining operating assets and liabilities, prior to or concurrently with the closing of the Merger, Standard BioTools will not meet the definition of a “business” under ASC 805.

Appraisal Rights (see page 200)
Standard BioTools stockholders are not entitled to appraisal rights under the DGCL. However, Treeline’s stockholders will be entitled to appraisal rights under the DGCL with respect to the Merger.
Material U.S. Federal Income Tax Considerations (see page 305)
Standard BioTools and Treeline intend to treat the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, and the Merger as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). Assuming it so qualifies, and subject to the limitations and qualifications described herein under “Material U.S. Federal Income Tax Considerations with Respect to the Merger” beginning on page 305 of this proxy statement/prospectus, a U.S. holder of Treeline Common Stock will generally not recognize gain or loss upon the exchange of its Treeline Common Stock for Standard BioTools Common Stock. Because the Standard BioTools stockholders will not sell, exchange or dispose of any shares of Standard BioTools Common Stock in the Merger, the Merger should not result in recognition of gain or loss by the Standard BioTools stockholders.
Please review the information set forth in the section entitled “Material U.S. Federal Income Tax Considerations with Respect to the Merger” for a more complete description of the material U.S. federal income tax considerations with respect to the Merger. Each holder should consult their own tax advisors as to the specific tax consequences of the Merger.
Comparison of Stockholder Rights (see page 312)
As a result of the Merger, the holders of Treeline Capital Stock will become holders of Standard BioTools Common Stock, and their rights will be governed by the DGCL, the Standard BioTools Charter and the Standard BioTools Amended and Restated Bylaws (the “Standard BioTools Bylaws”), rather than the Treeline Certificate of Incorporation (the “Treeline Charter”) and the Treeline Bylaws (the “Treeline Bylaws”). Following the Merger, former Treeline stockholders will have different rights as Standard BioTools stockholders than they had as Treeline stockholders. For additional information on stockholder rights, see “Comparison of Stockholder Rights” beginning on page 312 of this proxy statement/prospectus.
Risk Factors (see page 33)
The Merger, including the possibility that the Merger may not be completed, poses a number of risks to Standard BioTools and its securityholders. In addition, Treeline is subject to various risks as a clinical stage biosciences company. You are encouraged to read a detailed description of these risks which is contained under “Risk Factors” beginning on page 33 of this proxy statement/prospectus. Some of these risks include the following:
Risks Related to the Merger
•
Standard BioTools and Treeline may not be successful in consummating the Merger. The consummation of the Merger is subject to various conditions, including approval by the Standard BioTools stockholders, regulatory approval, and obtaining approval by Nasdaq to the listing of the Standard BioTools Common Stock. Failure to satisfy these conditions would prevent the Closing.

•
The Merger consideration paid at Closing may have a greater or lesser value than at the time the Merger Agreement was signed or at the time of the Special Meeting. The value of the Merger consideration will be impacted by fluctuations in the market price of Standard BioTools Common Stock.

•
The Exchange Ratio, which determines the number of shares to be issued to the Treeline stockholders, will vary to the extent that Parent Net Cash at Closing is more than $451 million or less than $449 million.

•	The Merger Agreement contains provisions that could discourage a potential competing acquirer of Standard BioTools or Treeline.
•	The pendency of the Merger could materially adversely affect the business, financial condition, results of operations or cash flows of Standard BioTools or Treeline.
•
Standard BioTools and Treeline directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Standard BioTools and Treeline stockholders.

•	Even if the Merger is consummated, there is no assurance that Standard BioTools stockholders will realize the anticipated benefits from the Merger.
•	Standard BioTools stockholders will experience significant dilution as a result of the Merger.
•	Sales of a significant number of shares in the public market following the Closing, or the perception that such sales could occur, would have an adverse impact on the Standard BioTools stock price.
•	If the Merger is not completed, Standard BioTools’ stock price may decline significantly.
Risks Related to the Proposed Reverse Stock Split
•	The reverse stock split may not increase the combined company’s stock price over the long-term.
•	The reverse stock split may decrease the liquidity of the combined company’s common stock.
•	The reverse stock split may lead to a decrease in the combined company’s overall market capitalization.
Risks Related to Treeline
•
Treeline is an early clinical-stage biopharmaceutical company with a limited operating history, has not completed clinical development and has no products approved for commercial sale, which may make it difficult for investors to evaluate Treeline’s business, likelihood of success and viability.

•
Treeline has incurred significant net losses in each period since its inception and has not generated any product revenue. It expects to continue to incur significant net losses for the foreseeable future and may never achieve or maintain profitability.

•
Treeline may require additional capital to finance its operations. If Treeline is unable to raise such capital when needed, or on acceptable terms, Treeline may be forced to delay, reduce or eliminate one or more of its R&D programs, future commercialization efforts, product development or other operations.

•
Treeline is substantially dependent on the advancement of TLN-121, TLN-254, TLN-372 and TLN-499 and its other potential or future product candidates. If Treeline is unable to advance its product candidates through development, obtain regulatory approval and ultimately commercialize such product candidates, or experiences significant delays in doing so, Treeline’s business will be materially harmed.

•
Drug development is a lengthy and expensive process, the outcome of clinical testing is inherently uncertain, and results of earlier preclinical studies and clinical trials may not be predictive of future clinical trial results. Treeline may incur additional costs or experience delays in completing, or be unable to complete, the development and commercialization of TLN-121, TLN-254, TLN-372, TLN-499 and/or other potential or future product candidates for many reasons, including a failure to replicate positive results from earlier preclinical studies or clinical trials in ongoing or future preclinical studies or clinical trials.

•
A marketed inhibitor (tazemetostat) in the same class as TLN-254 was withdrawn from the market due to safety concerns, and adverse developments affecting the EZH2 inhibitor class could delay, limit or prevent the development and approval of TLN-254 (including for use in combination with TLN-121).

•
Treeline relies, and expects to continue to rely, on third parties to conduct its discovery, preclinical studies, manufacturing and clinical trials, and if these third parties do not satisfactorily carry out their contractual duties, fail to comply with applicable regulatory requirements or do not meet expected deadlines, Treeline’s development programs may be delayed or subject to increased costs or Treeline may be unable to obtain marketing authorization, each of which may have an adverse effect on Treeline’s business, financial condition, results of operations and prospects.

•
Adverse side effects or other safety risks associated with TLN-121, TLN-254, TLN-372 and TLN-499 or other product candidates Treeline may develop could delay or preclude approval, cause Treeline to suspend or discontinue clinical trials or abandon further development, limit the commercial profile of an approved product, or result in significant negative consequences following regulatory approval, if any.

•
Preliminary, topline or interim data from Treeline’s clinical trials that it announces or publishes from time to time may change as more patient data become available and/or are subject to audit and verification procedures that could result in material changes in the final data.

•	The breadth and diversity of Treeline’s pipeline may strain its limited resources, and Treeline may be unable to advance all of its programs or to prioritize among them effectively.
•	Treeline’s ability to identify new product candidates depends on its integrated drug discovery organization, including its wet-lab and computational capabilities, which may not perform as expected.
•	Treeline’s product candidates include targeted protein degraders and other modalities that have limited clinical and regulatory precedent.
•
Treeline is conducting, and may in the future conduct, clinical trials for its current or future product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

•
The regulatory approval process is highly uncertain, and Treeline may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize Treeline’s current product candidates and any future product candidates. Even if Treeline believes its current, or planned, clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.

•
If Treeline is unable to obtain and maintain patent protection or other necessary rights for any of Treeline’s product candidates and technology, or if the scope of the patent protection obtained is not sufficiently broad or Treeline’s rights under Treeline’s patents are not sufficiently broad, Treeline’s competitors could develop and commercialize products and technology similar or identical to Treeline’s, and Treeline’s ability to successfully commercialize Treeline’s products and technology may be adversely affected.

•
If Treeline breaches any of its license agreements, including its license agreement with Jiangsu Hengrui Pharmaceuticals Co., Ltd. or the CRT Pioneer Fund LP, or any other agreements with third parties, or if there are disputes over the intellectual property that Treeline licenses, it could have a material adverse effect on Treeline’s commercialization efforts for Treeline’s current or future product candidates.

Risks Related to the Ownership of the Common Stock of the Combined Company
•	The market price of the combined company’s common stock is expected to be volatile, and the market price of the common stock may drop following the Merger.
•	The combined company may incur losses for the foreseeable future and may never achieve profitability.
•	The combined company will have broad discretion in how to use the cash and cash equivalents of the combined company and may invest or spend the company’s cash in ways with which you do not agree.
These risks and other risks are discussed in greater detail under the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus. You are encouraged to read and consider all of these risks carefully.
Resale of Standard BioTools Common Stock (see page Alt-2)
This proxy statement/prospectus also relates to the possible resale of shares of Standard BioTools Common Stock by certain Treeline stockholders, who are referred to in this proxy statement/prospectus as the “Selling Securityholders.” The Selling Securityholders may offer and sell, from time to time, any or all of the shares of Standard BioTools Common Stock which they acquired in a private placement in connection with the Merger, which consists of approximately 1.5 billion shares of Standard BioTools Common Stock issued to the Selling Securityholders. See “Selling Securityholders” and “Plan of Distribution” in the resale prospectus also included in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.

SELECTED HISTORICAL FINANCIAL DATA FOR TREELINE
The selected historical condensed consolidated statements of operations data of Treeline for the three months ended March 31, 2026 and 2025 and the condensed consolidated balance sheet data as of March 31, 2026 are derived from Treeline’s unaudited condensed consolidated interim financial statements included elsewhere in this proxy statement/prospectus. The selected historical consolidated statements of operations data of Treeline for the years ended December 31, 2025 and 2024 and the selected historical consolidated balance sheet data as of December 31, 2025 and 2024 are derived from Treeline’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The unaudited condensed consolidated interim financial data set forth below have been prepared on the same basis as Treeline’s audited consolidated financial statements and, in the opinion of Treeline’s management, include all normal and recurring adjustments, that are necessary for the fair statement of such data.
Treeline’s historical results are not necessarily indicative of the results that may be expected in the future and Treeline’s results for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2026 or any other period. You should read the following selected historical consolidated financial data together with the sections entitled “Treeline Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Treeline’s audited consolidated financial statements and accompanying notes and unaudited condensed consolidated interim financial statements and accompanying notes included elsewhere in this proxy statement/prospectus.

	Three Months Ended March 31,		Year Ended December 31,
	2026	2025	2025	2024
	(unaudited)
	(in thousands, except for share data and per share amounts)
Operating expenses:
Research and development	$49,098	$39,213	$160,009	$151,706
General and administrative	6,959	5,789	23,256	23,558
Total operating expenses	56,057	45,002	183,265	175,264
Loss from operations	(56,057)	(45,002)	(183,265)	(175,264)
Other income	5,516	5,202	20,726	12,777
Net loss	$(50,541)	$(39,800)	$(162,539)	$(162,487)
Share Information:
Net loss per share of common stock, basic and diluted	$(1.93)	$(2.02)	$(7.42)	$(8.47)
Weighted-average shares of common stock outstanding, basic and diluted	26,212,247	19,747,963	21,911,034	19,187,080

	March 31,	December 31,
Balance Sheet Data	2026	2025	2024
	(unaudited)
	(in thousands)
Cash, cash equivalents, restricted cash, and marketable securities	$554,206	$605,944	$504,214
Total assets	$603,375	$655,055	$544,843
Total liabilities	$40,208	$42,558	$33,478
Working capital	$541,343	$589,361	$486,755
Total redeemable convertible preferred stock	$1,181,061	$1,181,061	$939,275
Total stockholders’ deficit	$(617,894)	$(568,564)	$(427,910)

SELECTED PRO FORMA FINANCIAL INFORMATION
The following selected unaudited pro forma condensed combined financial data (the “selected pro forma data”) give effect to the Merger. The selected unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 and the three months ended March 31, 2026 give effect to the Merger as if the Merger had occurred on January 1, 2025. The selected unaudited pro forma condensed combined balance sheet as of March 31, 2026 gives effect to the Merger as if the Merger had occurred on March 31, 2026, assuming that each outstanding share of Treeline Capital Stock, each Treeline Option and each outstanding warrant to purchase Treeline Common Stock that is not a Treeline Converting Warrant had become Standard BioTools Common Stock, Standard BioTools Options or a warrant to purchase Standard BioTools Common Stock, respectively, based on an estimated Exchange Ratio of 11.6997 (based on Standard BioTools’ and Treeline’s capitalization as of June 3, 2026 and May 28, 2026, respectively, and taking into account Standard BioTools’ estimated cash position as of the Closing and excluding the effect of the proposed Standard BioTools reverse stock split). In addition, each Treeline Converting Warrant will be converted into a number of shares of Standard BioTools Common Stock calculated by applying the estimated Exchange Ratio to each share of Treeline Common Stock that would have been received upon net-exercise of such warrant.
The selected pro forma data have been derived from, and should be read in conjunction with, the more detailed unaudited pro forma condensed combined financial information of Standard BioTools following the Merger appearing elsewhere in this proxy statement/prospectus and the accompanying notes to the unaudited pro forma condensed combined financial information. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 292 of this proxy statement/prospectus.
In addition, the selected pro forma data were based on, and should be read in conjunction with, the following historical consolidated financial statements and accompanying notes:
•
separate historical consolidated financial statements of Standard BioTools as of, and for the year ended December 31, 2025 and historical unaudited condensed consolidated financial statements of Standard BioTools as of, and for the three months ended March 31, 2026, and the related notes included in Standard BioTools’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2026 and Standard BioTools’ Annual Report on Form 10-K for the year ended December 31, 2025, in each case, incorporated by reference into this proxy statement/prospectus; and

•
separate historical consolidated financial statements of Treeline as of, and for the year ended and three months ended, December 31, 2025 and March 31, 2026, respectively, included elsewhere in this proxy statement/prospectus.

The pro forma financial information does not include any adjustments for the disposition of SomaLogic, Inc. by Standard BioTools. On January 30, 2026, Standard BioTools completed the sale of all of the equity interests of SomaLogic, Inc., Sengenics Corporation LLC, and Sengenics Corporation Pte Ltd (collectively, the “SomaLogic Entities”) to Illumina, Inc. (“Illumina”) pursuant to the Stock Purchase Agreement (the “Purchase Agreement”), dated June 22, 2025, by and between Standard BioTools and Illumina. The SomaLogic Entities comprised Standard BioTools’ SomaScan® Business, including its SomaScan assay platform and related products and services. Standard BioTools determined that the SomaLogic Entities met the held-for-sale criteria under ASC 360, Property, Plant, and Equipment, and the discontinued operations criteria under ASC 205, Presentation of Financial Statements, during the second quarter of 2025. Accordingly, during the year ended December 31, 2025, Standard BioTools presented the SomaLogic Entities as held-for-sale and as discontinued operations for all periods presented. No pro forma adjustments to the statement of operations for the year ended December 31, 2025 or the three months ended March 31, 2026 are necessary, as those periods already reflect the full effect of removing the SomaLogic Entities from the continued operations presentation. Similarly, no pro forma adjustments to the balance sheet as of March 31, 2026 are necessary, as the balance sheet as of such date already gives effect to the disposition of the SomaLogic Entities.
As of the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, one or more definitive asset purchase agreements for the sale of the Legacy Business have not yet been executed. Both parties expect the sale of the Legacy Business to be completed prior to or concurrently with the closing of the Merger, and the selected pro forma data have been prepared on that basis. Although asset purchase agreements have not yet been executed and wind-down activities have not been completed, all existing business activities of Standard BioTools are expected to be disposed prior to the closing of the Merger. Therefore, the pro forma adjustments give effect to the disposition of the Legacy Business and the related assets and activities, which are considered probable, as if it had occurred. Any proceeds obtained from the sale of the Legacy Business is subject to the CVR. Net proceeds from the sale of the Legacy Business would be fully offset by a CVR liability, which has not been reflected within the selected pro forma data due to the uncertainty of expected net proceeds.
The selected pro forma data have been presented for informational purposes only. The selected pro forma data do not purport to represent the actual results of operations that Standard BioTools and Treeline would have achieved had the companies been combined during the periods presented in the selected financial data and is not intended to project the future results of operations that Standard BioTools may achieve after the Merger is consummated. The selected pro forma data do not reflect any cost savings that may be realized as a result of the Merger and also do not reflect any restructuring or integration-related costs to achieve those potential cost savings. Amounts below are presented in thousands, except per share amounts.

	Pro Forma Three Months Ended March 31,	Pro Forma Year Ended December 31,
Income Statement Data	2026	2025
	(unaudited) (in thousands, except for share data and per share amounts)
Operating expenses:
Research and development	$49,098	$160,009
Selling, general and administrative	20,073	100,868
Restructuring and related charges	3,080	50,566
Transaction and integration expenses	—	2,162
Total operating expenses	72,251	313,605
Loss from continuing operations	(72,251)	(313,605)
Net loss from continuing operations	$(68,865)	$(241,633)
Share Information:
Net loss per share from continuing operations, basic and diluted	$(0.03)	$(0.10)
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	2,407,631,800	2,350,729,463

Balance Sheet Data	Pro Forma March 31, 2026
(in thousands)
(unaudited)
Cash, cash equivalents, restricted cash, and marketable securities	$1,060,159
Total assets	$1,180,445
Total liabilities	$113,767
Total stockholders´ equity	$1,066,678
Total liabilities and stockholders´ equity	$1,180,445

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION
Market Prices
Standard BioTools Common Stock is currently listed on The Nasdaq Global Select Market under the symbol “LAB.” The closing price of the Standard BioTools Common Stock on June 5, 2026, the last day of trading prior to the announcement of the Merger, as reported on Nasdaq, was $1.15 per share. The closing price of the Standard BioTools Common Stock on    , 2026, the last practicable date before the date of this proxy statement/prospectus, as reported on Nasdaq, was $   per share.
Because the market price of the Standard BioTools Common Stock is subject to fluctuation, the market value of the shares of the Standard BioTools Common Stock that the Treeline stockholders will be entitled to receive in the Merger may increase or decrease. The market price of Standard BioTools Common Stock has fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this proxy statement/prospectus to the date of the Special Meeting and the date the Merger is consummated and thereafter. No assurance can be given concerning the market price of Standard BioTools Common Stock before consummation of the Merger or the market price of Standard BioTools Common Stock after consummation of the Merger.
Shares of Standard BioTools Common Stock are currently listed on The Nasdaq Global Select Market under the symbol “LAB.” Standard BioTools anticipates that the common stock of the combined company will be listed on The Nasdaq Stock Market LLC following the Closing under the trading symbol “TRLN.” It is a condition to the consummation of the Merger that existing shares of Standard BioTools Common Stock are listed on Nasdaq as of the Closing Date and that the shares of Standard BioTools Common Stock issuable in connection with the Merger have been approved for listing on Nasdaq, subject to official notice of issuance, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Merger will not be consummated unless the condition is waived.
Treeline is a private company and shares of Treeline Capital Stock are not publicly traded.
Holders
As of 5:00 p.m. U.S. Eastern Time on the Record Date,    shares of Standard BioTools Common Stock, held by    holders of record, were outstanding and entitled to vote at the Special Meeting.
Dividends
Standard BioTools has never declared or paid any cash dividends on Standard BioTools Common Stock. Any determination to pay cash dividends subsequent to the Merger will be at the discretion of the combined company’s then-current board of directors and will depend upon a number of factors, including the combined company’s results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the then-current board of directors deems relevant.
Prior to the Effective Time, Standard BioTools expects to declare a dividend to Standard BioTools stockholders as of the close of business on the last business day prior to the day on which the Effective Time occurs in the form of one CVR for each outstanding share of Standard BioTools Common Stock held by such stockholder on such date. The payment date for such dividend will be three business days after the Effective Time. The CVRs will be issued pursuant to the terms of the CVR Agreement. See “The Merger — CVR Agreement.”
Treeline has never paid or declared any cash dividends on Treeline Capital Stock and does not anticipate paying any cash dividends on the Treeline Capital Stock in the foreseeable future.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this proxy statement/prospectus, including the matters addressed under “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus, Standard BioTools stockholders should carefully consider the following risks in deciding whether to vote for the approval of the Standard BioTools Proposals. Descriptions of other risks can be found in the Annual Report for Standard BioTools on Form 10-K for the year ended December 31, 2025, the Quarterly Report for Standard BioTools on Form 10-Q for the quarter ended March 31, 2026, and any amendments thereto, as such risks may be updated or supplemented in Standard BioTools’ subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and other filings with the SEC from time to time, which are incorporated by reference into this proxy statement/prospectus. You should read carefully this entire proxy statement/prospectus and its annexes and exhibits and the other documents incorporated by reference into this proxy statement/prospectus. See also “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” beginning on pages 334 and 335, respectively, of this proxy statement/prospectus.
Risks Related to the Merger
Standard BioTools and Treeline may not be successful in consummating the Merger.
There can be no assurance that the Merger will be successfully consummated or lead to increased stockholder value. The completion of the Merger is dependent on a number of factors that may be beyond the control of Standard BioTools and Treeline, including, among other things, market conditions, regulatory approval and stockholder approval. Any failure to consummate the Merger would have a material adverse effect on Standard BioTools’ and Treeline’s businesses and could significantly impair Standard BioTools’ and Treeline’s ability to enter into alternative strategic transactions.
The process of completing the Merger is costly, time-consuming and complex. Standard BioTools and Treeline have incurred, and may in the future incur, significant costs related to the Merger, including legal and accounting fees and expenses and other related charges, which have been and will be incurred regardless of whether the Merger is completed. Standard BioTools and Treeline may also incur additional unanticipated expenses in connection with the Merger. These expenses will decrease the remaining cash available for use in Standard BioTools’ and Treeline’s businesses. Also, the Merger could have a variety of negative consequences, or yield unexpected results, that adversely affect Standard BioTools’ and Treeline’s businesses and decrease the remaining cash available for use in the combined company’s future business.
If the Merger is not completed in a timely fashion, Standard BioTools and Treeline may experience reputational harm and the value of the Standard BioTools Common Stock and the Treeline Common Stock may be adversely impacted. In addition, speculation regarding the completion of the Merger and perceived uncertainties related to the future of Standard BioTools could cause Standard BioTools’ stock price to fluctuate significantly. Also, if the Merger Agreement is terminated and the board of directors of Standard BioTools determines to seek another business combination, there can be no assurance that Standard BioTools will be able to find another third party to transact a business combination with, yielding comparable or greater benefits.
The consummation of the Merger is subject to various conditions, including approval by the Standard BioTools stockholders, regulatory approval, and obtaining approval by Nasdaq to the listing of the Standard BioTools Common Stock. Failure to satisfy these conditions would prevent the Closing.
The Merger Agreement contains a number of conditions that must be satisfied or waived (to the extent permitted by applicable law) in order to consummate the Merger, some of which are not within Standard BioTools’ control. These conditions include, among others:
•	approval of the Share Issuance Proposal and the Charter Amendment Proposal by the Standard BioTools stockholders;
•	approval for listing on Nasdaq of the Standard BioTools Common Stock to be issued to Treeline stockholders in connection with the Merger, subject to official notice of issuance;
•	expiration or termination of the waiting period relating to the Merger under applicable antitrust laws;
•	the absence of any law, judgment, order or other legal restraint prohibiting the Merger; and
•	the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus is a part.

Any failure to satisfy or, to the extent permitted by applicable law, waive these required closing conditions may prevent, delay or otherwise materially adversely affect the consummation of the Merger. Standard BioTools cannot predict with certainty whether or when any of the required conditions will be satisfied or, to the extent permitted by applicable law, waived, and cannot assure you that Standard BioTools will be able to successfully consummate the Merger as currently contemplated under the Merger Agreement or at all. For additional information regarding the conditions to the Merger, see “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 207 of this proxy statement/prospectus.
In addition, the Merger might not be consummated because Treeline or Standard BioTools may elect to terminate the Merger Agreement in certain circumstances. Upon termination of the Merger Agreement under specified circumstances, including if Treeline terminates the Merger Agreement due to a change in the Standard BioTools Board recommendation in favor of the Transactions, Standard BioTools will be required to make a payment to Treeline equal to $16.1 million in cash. In addition, Standard BioTools will be required to reimburse Treeline’s reasonable out-of-pocket fees in connection with the Transactions up to a maximum of $5 million if the Merger Agreement is terminated due to a failure to obtain the required approval of Standard BioTools stockholders. See “The Merger Agreement — Termination” beginning on page 224 of this proxy statement/prospectus.
The Merger consideration paid at closing may have a greater or lesser value than at the time the Merger Agreement was signed or at the time of the Special Meeting. The value of the Merger consideration will be impacted by fluctuations in the market price of Standard BioTools Common Stock.
In connection with the closing of the Merger (the “Closing”), each share of Treeline Common Stock and Treeline Preferred Stock issued and outstanding immediately prior to the Effective Time will be converted into the right to receive a number of shares of Standard BioTools Common Stock equal to the Exchange Ratio, provided that the number of shares of Standard BioTools Common Stock which each holder of Treeline Capital Stock is entitled to receive will be rounded down to the nearest whole share and computed after aggregating all shares of Treeline Capital Stock held by such holder, with no cash payable in lieu of fractional shares.
The Exchange Ratio will not be adjusted in the event of any change in the market price of Standard BioTools Common Stock and, as a result, prior to the Effective Time, Standard BioTools stockholders and Treeline stockholders cannot be sure of the value of the Standard BioTools Common Stock to be issued in connection with the Merger. Changes in the Standard BioTools stock price can result from a variety of factors, including general market, industry and economic conditions, changes in the respective businesses, operations and prospects of Treeline and Standard BioTools, regulatory considerations, results of the Special Meeting, announcements with respect to the Merger or any of the foregoing, and other factors beyond the control of Treeline or Standard BioTools.
The exact dollar value of the Standard BioTools Common Stock that the Standard BioTools stockholders and the Treeline stockholders will hold upon consummation of the Merger will not be known at the time of the Special Meeting and may be greater than, the same as or less than the current market price of the Standard BioTools Common Stock at the time of the Special Meeting. The market price of Standard BioTools Common Stock is subject to general price fluctuations in the market for publicly traded equity securities and has experienced volatility in the past and may vary significantly after the date of the Special Meeting. As a result of these fluctuations, the value of the Merger consideration will also vary. For example, based on the range of closing prices of Standard BioTools Common Stock during the period from June 5, 2026, the last trading day before public announcement of the Merger, through     , the latest practicable trading date before the filing of this proxy statement/prospectus and in each case, taking into account Standard BioTools’ current cash position and excluding the effect of any proposed Standard BioTools reverse stock split, the Exchange Ratio represented a value ranging from a low of $   to a high of $   for each share of Treeline Common Stock.
The Exchange Ratio, which determines the number of shares to be issued to the Treeline stockholders, will vary based on the extent to which Parent Net Cash at Closing is more than $451 million or less than $449 million.
The value of the Merger consideration will also be impacted by the amount of Parent Net Cash (as defined in the Merger Agreement) that Standard BioTools has at Closing. The Exchange Ratio, which determines the number of shares of Standard BioTools Common Stock to be issued to former Treeline stockholders, will vary in part based on the amount of Parent Net Cash that Standard BioTools has at Closing. To the extent that Parent Net Cash is more than $451 million, the Exchange Ratio will be lower and Treeline stockholders will receive fewer shares of Standard BioTools Common Stock; to the extent that Parent Net Cash is less than $449 million, the Exchange Ratio will be higher and Treeline stockholders will receive more shares of Standard BioTools Common Stock, resulting in incremental dilution to the Standard BioTools stockholders. The term “Parent Net Cash,” as defined in the Merger Agreement, will be reduced by the amount of certain liabilities of Standard BioTools at Closing.
The Merger Agreement contains provisions that could discourage a potential competing acquirer of Standard BioTools or Treeline.
The Merger Agreement contains “no shop” provisions that restrict each of Standard BioTools’ and Treeline’s ability to solicit, initiate, induce, knowingly encourage or knowingly facilitate, or take any other action designed to facilitate, competing third-party proposals relating to a merger, reorganization or consolidation of the respective company or an acquisition of the respective company’s stock or assets. In addition, Standard BioTools generally has an opportunity to offer to modify the terms of the Merger Agreement in response to any competing acquisition proposals before the Standard BioTools Board may withdraw or qualify its recommendation with respect to the Merger. If the Merger Agreement is terminated in connection with the pursuit of a third-party transaction by Standard BioTools, Standard BioTools will be required to pay a termination fee of $16.1 million to Treeline and/or reimburse up to a maximum of $5 million of Treeline’s expenses. See “The Merger Agreement — Termination” and “The Merger Agreement — Termination Fee and Expense Reimbursement” beginning on pages 224 and 225, respectively, of this proxy statement/prospectus.
These provisions could discourage a potential third-party acquirer that might have an interest in acquiring all or a significant portion of Standard BioTools from considering or proposing an acquisition, even if it were prepared to pay consideration with a higher per share cash or market value than the market value proposed in the Merger. A potential third-party acquirer maintaining interest in the face of these provisions might propose to pay a lower price to Standard BioTools stockholders than it might otherwise have proposed to pay because of the added expense of the termination fee and expense reimbursement described above.
If the Merger Agreement is terminated and Standard BioTools determines to seek another business combination, it may not be able to negotiate a transaction with another party on terms comparable to, or better than, the terms of the Merger.
The pendency of the Merger could materially adversely affect the business, financial condition, results of operations or cash flows of Standard BioTools or Treeline.
The announcement and pendency of the Merger could disrupt Standard BioTools’ and Treeline’s businesses, in any of the following ways, among others:
•
Standard BioTools’ or Treeline’s employees may experience uncertainty about their future roles with the combined company, which might adversely affect each company’s ability to retain and hire key managers and other employees;

•
the attention of Standard BioTools management or Treeline management may be directed toward completion of the Merger and transaction-related considerations and may be diverted from each company’s day-to-day business operations and, following the completion of the Merger, the attention of the combined company’s management may also be diverted to such matters;

•	vendors, suppliers, business partners or others may seek to modify or terminate their business relationship with Standard BioTools, Treeline or the combined company following completion of the Merger;
•	Standard BioTools, Treeline or the combined company following completion of the Merger, and their respective officers and directors, could become subject to lawsuits relating to the Merger; and
•	Standard BioTools or Treeline may experience negative reactions from their stockholders, among others.
These disruptions could be exacerbated by a delay in the completion of the Merger or termination of the Merger Agreement. Additionally, if the Merger is not consummated, each company will have incurred significant costs and diverted the time and attention of management. A failure to consummate the Merger may also result in negative publicity, reputational harm, litigation against Standard BioTools, Treeline and/or their respective directors and officers, and a negative impression of the companies in the financial markets. The occurrence of any of these events individually or in combination could have a material adverse effect on either or both companies’ financial performance and stock price.

The interim operating covenants contained in the Merger Agreement may prevent Standard BioTools or Treeline from pursuing opportunities that would be beneficial to stockholders of the combined company.
The Merger Agreement restricts Standard BioTools and Treeline from taking certain actions until the Effective Time without the consent of the other party, including, among others: the payment of dividends; the issuance of equity (including certain equity incentive awards); certain increases to employee compensation and benefits; capital expenditures; the incurrence of indebtedness; acquisitions and divestitures; and the entry into or amending certain material contracts. Standard BioTools and Treeline are required to conduct their business in the ordinary course of business in all material respects.
The restrictive covenants, which are subject to various specific exceptions, may prevent Standard BioTools or Treeline from pursuing attractive business opportunities that may arise prior to the consummation of the Merger. Although Standard BioTools and Treeline may be able to pursue such activities with the other company’s consent, the other company may not be willing to provide its consent. For a description of the restrictive covenants applicable to Standard BioTools and Treeline, see “The Merger Agreement — Covenants; Conduct of Business Pending the Merger” beginning on page 217 of this proxy statement/prospectus.
The Merger may be completed even though a material adverse effect may result from the announcement of the Merger, industry-wide changes or other causes.
In general, neither Standard BioTools nor Treeline is obligated to complete the Merger if there is a continuing material adverse effect affecting the other party between June 6, 2026, the date of the Merger Agreement, and the Closing. However, certain types of changes are excluded from the concept of a “material adverse effect.”
Such exclusions include, but are not limited to, general business or economic conditions generally affecting the industry in which the applicable party operates; political conditions, acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes, tsunamis, floods, mudslides, weather conditions, other natural disasters, man-made disasters, health and other emergencies, calamities, epidemics, pandemics (including COVID-19 and any evolutions or mutations thereof), disease outbreaks, other acts of God or force majeure events; changes in financial, banking or securities markets, including changes in interest rates in the United States or any other country or region in the world; any change in law or GAAP; any change in the stock price or trading volume of Standard BioTools Common Stock; a failure to meet internal or analysts’ expectations or projections; and the execution or announcement of the Merger Agreement or the pendency of the Merger.
Therefore, if any of these events were to occur, impacting Standard BioTools or Treeline, the other party would still be obliged to consummate the Closing. If any such adverse changes occur and Standard BioTools and Treeline consummate the Closing, the stock price of the combined company may suffer. This in turn may reduce the value of the Merger to the stockholders of Standard BioTools, Treeline or both. For a more complete discussion of what constitutes a material adverse effect on Standard BioTools or Treeline, see the section entitled “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 207 of this proxy statement/prospectus.
If Standard BioTools and Treeline complete the Merger, the combined company may need to raise additional capital in the future by issuing equity securities or additional debt or through licensing arrangements, which may cause significant dilution to the combined company’s stockholders or restrict the combined company’s operations.
Additional financing may not be available to the combined company when it is needed or may not be available on favorable terms. To the extent that the combined company raises additional capital by issuing equity securities, or debt securities convertible into equity securities, such financing will cause additional dilution to all of the securityholders of the combined company, including Standard BioTools’ pre-Merger stockholders and Treeline’s former stockholders, and could have an adverse impact on the combined company’s stock price. It is also possible that the terms of any new equity securities may have preferences over the combined company’s common stock. Any debt financing the combined company enters into may include covenants that restrict its operations. These restrictive covenants may include limitations on additional borrowing and specific restrictions on the use of the combined company’s assets, as well as prohibitions on its ability to create liens, pay dividends, redeem its stock or make investments. In addition, if the combined company raises additional funds through licensing arrangements, it may be necessary to grant licenses on terms that are not favorable to the combined company. Any such financings could have a material adverse effect on the combined company.

Litigation that may be filed against Standard BioTools, Treeline, Merger Sub and/or their officers and directors could prevent or delay the consummation of the Merger.
The outcome of any lawsuit that may be filed challenging the Merger is uncertain. One of the conditions to the Closing is that no applicable law, judgment (whether temporary, preliminary or permanent) or other legal restraint or binding order or determination by any governmental entity of competent jurisdiction shall be in effect that prevents, restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement.
Accordingly, if any future lawsuit is successful in obtaining an order enjoining consummation of the Merger, then such order may prevent the Merger from being consummated, or from being consummated within the expected time frame, and could result in substantial costs to Standard BioTools and Treeline, including but not limited to, legal fees and costs associated with the indemnification of directors and officers. Any such injunction or delay in the Merger being completed may adversely affect Standard BioTools’ or Treeline’s business, financial condition, results of operations, and cash flows.
Standard BioTools and Treeline directors and executive officers have interests in the Merger that may be different from, or in addition to, the interests of Standard BioTools and Treeline stockholders.
Certain of the directors and executive officers of Standard BioTools and Treeline have interests in the Merger that may be different from, or in addition to, those of Standard BioTools and Treeline stockholders. These interests include, but are not limited to, the continued service of certain Standard BioTools and Treeline directors as directors and of Treeline executive officers as executive officers of the combined company after the date of consummation of the Merger (the “Closing Date”), in respect of the Treeline executive officers, assumption of their Treeline Options by Standard BioTools in accordance with the Merger Agreement, and in respect of the Standard BioTools directors and executive officers, accelerated vesting of Standard BioTools equity awards held by Standard BioTools non-employee directors on the Closing Date, receipt of a pro rata portion of the Merger consideration by affiliates of Casdin Capital, LLC (which owns 5.28% of Treeline and of which Eli Casdin, a director of Standard BioTools, is the Founder and Chief Investment Officer), certain severance payments and benefits (including acceleration of equity awards) for Standard BioTools executive officers in the event of a qualifying termination in connection with the consummation of the transactions contemplated by the Merger Agreement pursuant to the Standard BioTools CIC Severance Plans, extension of the post-employment exercise period for 30 months for certain Standard BioTools Options held by Standard BioTools executive officers, a possible transitional consulting agreement between Treeline and Sean Mackay, and provisions in the Merger Agreement regarding continued indemnification of and advancement of expenses of the directors and executive officers of Standard BioTools and Treeline. Standard BioTools stockholders should be aware of these interests when they consider the recommendation of the Standard BioTools Board that they vote in favor of the Merger-related proposals.
The members of the Standard BioTools Board and the Treeline Board were aware of and considered these interests relating to Standard BioTools and Treeline, among other matters, in evaluating the Merger Agreement and the Merger, and in recommending that Standard BioTools stockholders approve the Proposals. The interests of Standard BioTools and Treeline directors and executive officers are described in more detail under “The Merger — Interests of Standard BioTools Directors and Executive Officers in the Merger” beginning on page 185 and “The Merger — Interests of Treeline’s Directors and Executive Officers in the Merger” beginning on page 189 of this proxy statement/prospectus.
The business of the combined company following the Merger will be different than the business of Standard BioTools prior to the Merger.
Standard BioTools currently develops, manufactures and sells a diversified range of instrumentation, consumables, and services that help scientists and biomedical researchers develop better therapeutics faster. Its proprietary multi-omics tools are used in a broad range of applications, including proteomics and genomics, and other areas of translational and clinical research. Its instruments and consumables are sold to leading academic research institutions, translational research and medicine centers, cancer centers, clinical research laboratories, and biopharmaceutical, biotechnology, and plant and animal research companies.
In connection with the Merger, Standard BioTools expects to sell or otherwise monetize its Legacy Business, and the business of the combined company will consist of Treeline’s business. Treeline is a clinical-stage biopharmaceutical company that matches compelling biological targets with proven drug approaches, including small molecule inhibitors, protein degraders, and targeted therapy antibody-drug conjugates, by integrating in-house R&D with leading-edge computational tools. Treeline’s pipeline spans oncology, neurology and immunology.
This change in the business of Standard BioTools from manufacturing and selling instruments to being a clinical-stage biopharmaceutical company could have a significant impact on the trading and market price of the common stock of the combined company following the Merger. The change in business may attract different investors and analysts and could result in the combined company’s common stock being more volatile than it was prior to the Merger. We cannot predict with certainty how the change in business will impact the combined company’s common stock following the consummation of the Merger. There can be no assurance that the change in business will not have a material adverse impact on the trading price and liquidity of the combined company’s common stock.
Following the consummation of the Merger, the composition of the board of directors and management of the combined company will be different from the composition of the current board of directors and management of Standard BioTools.
Following the consummation of the Merger, the board of directors of the combined company is expected to consist of 12 members, including ten director designees of Treeline and two director designees of Standard BioTools. In addition, the management team of Treeline will become the management team of Standard BioTools. In particular, Dr. Joshua Bilenker, currently the chief executive officer and co-founder of Treeline, will serve as Chief Executive Officer of the combined company, Dr. Jeffrey Engelman, currently the chief scientific officer and co-founder of Treeline, will serve as Chief Scientific Officer of the combined company, and Spencer Smith, currently the chief financial officer of Treeline, will serve as Chief Financial Officer of the combined company.
This change in board membership and management of the combined company may affect the combined company’s business strategy and operating decisions following the consummation of the Merger, as compared to those of Standard BioTools prior to the Merger. In addition, there can be no assurances that the board of directors of the combined company will function effectively as a team and that any differences or difficulties, should they arise, will not have an adverse effect on the combined company’s business or results after the Closing Date.
Following consummation of the Merger, the former Standard BioTools stockholders will own less than a majority of the outstanding common stock of the combined company and will therefore have less influence over the combined company than they do now.
Immediately following completion of the Merger and the issuance of the Standard BioTools Common Stock to the Treeline stockholders at the Effective Time, Standard BioTools’ current stockholders in the aggregate will not have a majority ownership and voting interest in the combined company, which will result in Standard BioTools stockholders having less influence on the combined company’s management and policies. Immediately following completion of the Merger and using an estimated Exchange Ratio based on Standard BioTools’ and Treeline’s capitalization as of June 3, 2026 and May 28, 2026, respectively, and taking into account Standard BioTools’ estimated cash position as of the Closing but excluding any effect of the proposed Standard BioTools reverse stock split, Treeline stockholders and Standard BioTools stockholders are expected to own approximately 84% and 16%, respectively, of the combined company’s outstanding shares on a fully diluted basis. As a result, current Standard BioTools stockholders will have significantly less influence on the combined company’s management and policies than they currently have.
Because the lack of a public market for the shares of Treeline Capital Stock makes it difficult to evaluate the fairness of the Merger, Standard BioTools may pay more to the Treeline stockholders than the fair market value of the Treeline Capital Stock.
The outstanding shares of Treeline Capital Stock are privately held and are not traded in any public market. The lack of a public market makes it extremely difficult to determine the fair market value of the shares of Treeline Capital Stock. Because the Exchange Ratio that will be used to calculate the number of shares of Standard BioTools Common Stock to be issued to Treeline stockholders was determined based on negotiations between the parties, it is possible that Standard BioTools may pay more than the aggregate fair market value for the shares of Treeline Capital Stock.

The opinions of Standard BioTools’ financial advisors do not reflect changes in circumstances that may have occurred or that may occur between the signing of the Merger Agreement and the consummation of the Merger.
The opinion rendered to the Standard BioTools Board by Centerview and the opinion rendered to the Standard BioTools Special Committee by UBS were provided in connection with, and at the time of, the Standard BioTools Board’s and Standard BioTools Special Committee’s respective evaluations of the Merger. These opinions were based on the respective financial analyses performed, which considered market and other conditions then in effect, and financial forecasts and other information made available to Centerview and UBS, as of the date of their respective opinions, which may have changed, or may change, after the date of the opinions.
Neither the Standard BioTools Board nor the Standard BioTools Special Committee has obtained updated opinions from their respective financial advisors as of the date of this proxy statement/prospectus or as of any other date, nor does either expect to receive updated, revised or reaffirmed opinions prior to the consummation of the Merger. Changes in the operations and prospects of Treeline or Standard BioTools, general market and economic conditions and other factors that may be beyond the control of Treeline or Standard BioTools, and which changes were not taken into account by Standard BioTools’ financial advisors in rendering their respective opinions, may significantly alter the value of Treeline or Standard BioTools or the prices of Treeline Common Stock or Standard BioTools Common Stock by the time the Merger is consummated. The opinions do not speak as of the time the Merger will be consummated or as of any date other than the date of such opinions.
Because there are no plans for Standard BioTools’ financial advisors to update their opinions, the opinions do not address the fairness of the Exchange Ratio or the Merger consideration, as applicable, from a financial point of view, at any time other than the time such opinions were rendered, even though the Standard BioTools Board’s recommendation that Standard BioTools stockholders vote “FOR” the Standard BioTools Proposals is made as of the date of this proxy statement/prospectus. For a description of the opinions that the Standard BioTools Board and the Standard BioTools Special Committee received from their respective financial advisors, see “The Merger — Opinion of Standard BioTools’ Financial Advisor” beginning on page 171 of this proxy statement/prospectus and “The Merger — Opinion of Standard BioTools Special Committee’s Financial Advisor” beginning on page 176 of this proxy statement/prospectus.
Failure to consummate the Merger could negatively impact future stock prices, operations and financial results of Standard BioTools.
If the Merger is not consummated for any reason, Standard BioTools may be subject to a number of material risks, including the following:
•
a decline in the market price of Standard BioTools Common Stock to the extent that its current market price reflects a market assumption that the Merger will be consummated and will be beneficial to the value of the common stock after the Closing Date;

•
having to pay certain costs related to the proposed Merger, such as legal, accounting, financial advisory, printing and mailing fees, which must be paid regardless of whether the Merger is consummated;

•
addressing the consequences of operational decisions made since the signing of the Merger Agreement, including decisions made as a result of restrictions on Standard BioTools’ operations imposed by the terms of the Merger Agreement and decisions to delay or defer capital expenditures;

•	returning the focus of management and personnel to operating Standard BioTools on a standalone basis, without any of the benefits expected to have been provided by the consummation of the Merger; and
•	negative reactions from stockholders, customers, suppliers and employees.
In addition to the above risks, Standard BioTools may be required, under certain circumstances, to pay a termination fee of $16.1 million to Treeline, including if Treeline terminates the Merger Agreement due to a change in the Standard BioTools Board recommendation in favor of the Transactions, or in some cases reimburse Treeline’s reasonable out-of-pocket transaction-related expenses (up to a maximum of $5 million), including if Treeline terminates the Merger Agreement due to a failure to obtain the required approval of Standard BioTools stockholders, which may adversely affect Standard BioTools’ financial condition.
The business of Standard BioTools may be adversely impacted by the failure to pursue other beneficial opportunities due to the focus of Standard BioTools management on the Merger. A failure to consummate the Merger may also result in negative publicity, reputational harm, potential litigation against Standard BioTools or its directors and officers, and a negative impression of the companies in the financial markets. If the Merger is not consummated, we cannot assure the Standard BioTools stockholders that these risks will not materialize and will not materially adversely affect the business, financial results and stock price of Standard BioTools.
If the Merger is not completed, and there is no superior alternative transaction available, the Standard BioTools Board may decide to pursue a dissolution and liquidation of the Standard BioTools business. In such an event, the amount of cash available for distribution to Standard BioTools’ stockholders will depend heavily on the timing of such liquidation as well as the amount of cash that will need to be reserved for commitments and contingent liabilities.
If the Merger is not completed, and there is no superior alternative transaction available, the Standard BioTools Board may decide to pursue a dissolution and liquidation of the Standard BioTools business if it concludes that such strategy is in the best interests of the Standard BioTools stockholders. In such an event, the amount of cash available for distribution to Standard BioTools’ stockholders will depend heavily on the timing of such decision and, with the passage of time, the amount of cash available for distribution will be reduced as Standard BioTools continues to fund its operations.
In addition, if the Standard BioTools Board were to approve and recommend, and Standard BioTools stockholders were to approve, a dissolution and liquidation, Standard BioTools would be required under Delaware corporate law to pay its outstanding obligations, as well as to make reasonable provision for contingent and unknown obligations, prior to making any distributions in liquidation to Standard BioTools’ stockholders. As a result of this requirement, a portion of Standard BioTools’ assets may need to be reserved pending the resolution of such obligations and the timing of any such resolution is uncertain. In addition, Standard BioTools may be subject to litigation or other claims related to a dissolution and liquidation.
If a dissolution and liquidation were pursued, the Standard BioTools Board, in consultation with its advisors, would need to evaluate these matters and make a determination about a reasonable amount to reserve. Accordingly, holders of Standard BioTools Common Stock could lose all or a significant portion of their investment in the event of a liquidation, dissolution or winding up.
Standard BioTools stockholders will not be entitled to appraisal rights in the Merger.
Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction.
Under § 262(b) of the Delaware General Corporation Law, stockholders do not have appraisal rights if the shares of stock they hold, as of the record date for determination of stockholders entitled to vote at the meeting of stockholders to act upon a merger, are either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Notwithstanding the foregoing, appraisal rights are available if stockholders are required by the terms of the Merger Agreement to accept for their shares anything other than (a) shares of stock of the surviving corporation, (b) shares of stock of another corporation that will either be listed on a national securities exchange or held of record by more than 2,000 holders, (c) cash instead of fractional shares or (d) any combination of clauses (a) through (c).
Because the Standard BioTools Common Stock is listed on The Nasdaq Global Select Market, a national securities exchange, and is expected to continue to be so listed on the Record Date, Standard BioTools stockholders will not be entitled to appraisal rights in the Merger with respect to their Standard BioTools Common Stock.
The unaudited forecasted financial information included in this proxy statement/prospectus is for illustrative purposes only and the actual financial condition and results of operations of the combined company after the Merger may differ materially.
The unaudited forecasted financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the Merger been completed on the dates indicated, nor is it indicative of the future financial condition or results of operations of the combined company.
The forecasted financial information included in this proxy statement/prospectus was not prepared with a view toward public disclosure, and such unaudited forecasted financial information was not prepared with a view toward compliance with published guidelines of any regulatory or professional body for the preparation or presentation of prospective financial information, including the published guidelines of the Securities and Exchange Commission and the guidelines established by the American Institute of Certified Public Accountants. Neither the independent accountants of Standard BioTools or Treeline, nor any other independent accountants, have audited, reviewed, compiled or applied agreed upon procedures, examined or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or the achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Standard BioTools’ and Treeline’s forecasted financial information. The reports of the auditors of Standard BioTools and Treeline included or incorporated by reference in this proxy statement/prospectus relate to previously issued financial statements and do not extend to the forecasted financial information, and should not be read to do so, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, the forecasted financial information. Further, no other independent accountants have compiled, examined or performed any procedures with respect to the forecasted financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or the achievability thereof.
The forecasted financial information included in this proxy statement/prospectus speaks only as of the date on which such information was prepared, and neither Standard BioTools nor Treeline undertakes any obligation, other than as required by applicable law, to update the forecasted financial information included herein to reflect events or circumstances after the date the forecasted financial information was prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.
The market price for Standard BioTools Common Stock following completion of the Merger may fluctuate.
The market price of the Standard BioTools Common Stock could fall following the consummation of the Merger. At the Closing, we expect that Standard BioTools will issue approximately 2 billion shares of Standard BioTools Common Stock (excluding the effect of any proposed Standard BioTools reverse stock split) as merger consideration to the Treeline stockholders. Treeline stockholders may decide not to hold the Standard BioTools Common Stock they receive in the Merger. Other Treeline stockholders, such as funds with limitations on the amount of stock they are permitted to hold in individual issuers, may be required to sell Standard BioTools Common Stock that they receive in the Merger. Such sales, or market perception of such sales, of Standard BioTools Common Stock could result in a higher-than-average trading volume following the Closing and may cause the market price for Standard BioTools Common Stock to decline.
Standard BioTools or Treeline may waive one or more of the conditions to the Merger and may do so without re-soliciting stockholder approval.
Standard BioTools or Treeline may agree to waive (to the extent permitted by applicable law), in whole or in part, some of the conditions to each party’s obligations to complete the Merger, to the extent permitted by applicable law. For example, it is a condition to Standard BioTools’ and Treeline’s respective obligations to close the Merger that certain of the representations and warranties of the other party are true and correct in all respects as of the Closing Date, except where the failure of such representations and warranties to be true and correct would not have a material adverse effect. However, if the board of directors of either party determines that it is in the best interests of the stockholders of that company to waive any breach of representation by the other party, then such board of directors may elect to waive that condition (to the extent permitted by applicable law).
In the event of a waiver of a condition (to the extent permitted by applicable law), the board of directors of Standard BioTools will evaluate the materiality of any such waiver to determine whether amendment of this proxy statement/prospectus and re-solicitation of proxies is necessary. In the event that the board of directors of Standard BioTools, in its own reasonable discretion, determines any such waiver is not significant enough to require re-solicitation of its stockholders, it will have the discretion to cause the Merger to be completed without seeking further stockholder approval, which decision may have a material adverse effect on the stockholders of the combined company following the Merger. For example, the market could react negatively to such information, which may cause a substantial decline in the price of the common stock of the combined company following the Merger.
Notwithstanding the foregoing, certain closing conditions may not be waived due to applicable law or otherwise. The following closing conditions may not be waived: receipt of the requisite stockholder approvals; the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part; and the absence of any order or injunction that has the effect of prohibiting the consummation of the Merger. The foregoing closing conditions are the only closing conditions to the Merger that may not be waived. All other closing conditions to the Merger may be waived (to the extent permitted by applicable law) by Standard BioTools and/or Treeline, as applicable. See the section “The Merger Agreement — Conditions to the Completion of the Merger” for further information.
Standard BioTools might not be able to utilize a significant portion of its net operating loss carryforwards and research and development tax credit carryforwards.
Standard BioTools has incurred significant net losses since its inception and cannot guarantee when, if ever, it will become profitable. Unused net operating loss (“NOL”) and tax credit carryforwards will generally carry forward to offset future taxable income, subject to applicable limitations on the use of those losses. Federal NOLs incurred in taxable years ending on or before December 31, 2017 are eligible to be carried forward for up to 20 years, and to be deducted in full against income for the years to which they may be carried. Federal NOLs incurred in taxable years ending after December 31, 2017 are eligible to be carried forward indefinitely, but may offset no more than 80% of the taxable income for the years to which they are carried (computed without regard to the deduction for carryovers of NOLs). To the extent they expire unused, these NOLs and tax credit carryforwards will not be available to offset future income tax liabilities.
In addition, under Sections 382 and 383 of the Code, and corresponding provisions of state law, if a corporation undergoes an “ownership change,” which is generally defined as a greater than 50% change, by value, in its equity ownership over a three-year period, the corporation’s ability to use its pre-change NOLs and tax credit carryovers to reduce its tax liability for post-change periods may be limited. Standard BioTools has experienced ownership changes in the past, will experience an ownership change as a result of the Merger, and may experience future ownership changes as a result of subsequent shifts in its stock ownership, some of which may be outside of its control. As a result, Standard BioTools’ ability to use its historical NOLs and tax credit carryovers to offset future income tax liabilities is limited by prior ownership changes and may become limited by additional ownership changes in the future (including any ownership change resulting from the Merger).
Standard BioTools stockholders may not receive any payment on the CVRs, and the CVRs may otherwise expire valueless.
The right of Standard BioTools stockholders to receive any future payment for or derive any value from the CVRs will be contingent in part upon the combined company’s receipt of (i) proceeds from any sale, disposition, or other monetization of the Legacy Business; (ii) proceeds from convertible notes or other investments held by Standard BioTools as of the Closing Date; (iii) earnout, milestone, royalty or other similar contingent payments due to Standard BioTools under contracts in effect as of the Closing Date, including payments from Illumina, Inc. pursuant to the Stock Purchase Agreement dated June 22, 2025; and (iv) any surplus in Parent Net Cash delivered at Closing as finally determined under the Merger Agreement, and the timing and amount of the consideration received thereunder. If the combined company is not successful in entering into disposition agreements related to the Legacy Business or receiving payments thereunder within the time period specified in the CVR Agreement, there are no proceeds from convertible notes or other investments, there are no earnout, milestone, royalty or other similar payments under existing Standard BioTools contracts, and there is no Parent Net Cash surplus, no payments will be made in respect of the CVRs.
Following the Effective Time, the combined company will have sole authority over whether and how to monetize the Legacy Business (if at all), and the combined company’s only obligations will be to carry out the obligations set forth in the CVR Agreement. Furthermore, the CVRs will be unsecured obligations of the combined company and all payments under the CVRs and all other obligations under the CVR Agreement and the CVRs and any rights or claims relating thereto will be subordinated in right of payment to the prior payment in full of all current or future senior obligations of the combined company. Accordingly, there can be no assurance that holders of CVRs will receive any payments with respect to the CVRs.
Any payments under the CVRs will be made in shares of the combined company’s common stock, subject to the maximum cap of 76,000,000 shares. If substantial payments are made under the CVRs, the issuance of such shares will dilute the ownership percentage of all stockholders of the combined company who are not CVR holders, including former Treeline stockholders. This dilution could be material if the Legacy Business is sold or monetized at a significant value during the CVR payment period. Additionally, any such shares paid in respect of the CVRs will be subject to market conditions and may decline in value following payment.
In addition, CVR holders will have limited ability to transfer their CVRs, which are not registered with the SEC and will not trade on any securities exchange. The CVRs are illiquid instruments with no established market, and CVR holders may be unable to sell, assign or otherwise dispose of their CVRs except in the limited circumstances specified in the CVR Agreement. The illiquidity of the CVRs may make it difficult for CVR holders to realize any value from their CVRs prior to the expiration of the CVR Agreement.
The tax treatment of the CVRs is uncertain.
Standard BioTools intends to treat a holder’s receipt of the CVRs as a non-taxable distribution with respect to the holder’s existing shares of Standard BioTools Common Stock for U.S. federal income tax purposes. However, the U.S. federal income tax treatment of the CVRs is uncertain. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of, and payments under, the CVRs, and there can be no assurance that the IRS would not assert, or that a court would not sustain, a position that could result in adverse U.S. federal income tax consequences to holders of the CVRs. For example, the IRS may assert that the distribution of the CVRs is a taxable distribution of property, which would be taxable as a dividend to the extent of the holder’s pro rata share of Standard BioTools’ current and accumulated earnings and profits, if any, with any excess being treated as a return of capital to the extent thereof and then as capital gain. For more information regarding the U.S. federal income tax considerations with respect to the CVRs, see the section titled “The Merger — CVR Agreement” and “The Merger — Material U.S. Federal Income Tax Considerations with Respect to the CVRs to Holders of Standard BioTools Common Stock.”
Risks Related to the Proposed Reverse Stock Split
The reverse stock split may not increase the combined company’s stock price over the long-term.
A principal purpose of the reverse stock split is to increase the per-share market price of Standard BioTools’ Common Stock above the minimum bid price requirement under the Nasdaq listing rules in order to facilitate the listing of the shares of Standard BioTools Common Stock being issued in the Merger on Nasdaq. It cannot be assured, however, that the reverse stock split will accomplish this objective for any meaningful period of time. While it is expected that the reduction in the number of outstanding shares of Standard BioTools Common Stock will proportionally increase the market price of the Standard BioTools Common Stock, it cannot be assured that the reverse stock split will increase the market price of the Standard BioTools Common Stock by a multiple of the reverse stock split ratio mutually agreed by Standard BioTools and Treeline, or result in any permanent or sustained increase in the market price of the Standard BioTools Common Stock, which is dependent upon many factors, including Standard BioTools’ business and financial performance, general market conditions and prospects for future success.
Thus, there is no assurance that the reverse stock split will sufficiently increase the per-share market price of the Standard BioTools Common Stock in order to facilitate the listing of the shares of Standard BioTools Common Stock being issued in the Merger on Nasdaq. In addition, even if the stock price of the Standard BioTools Common Stock meets the listing requirements for Nasdaq initially, it cannot be assured that the stock price will continue to do so.
The reverse stock split may decrease the liquidity of the combined company’s common stock.
Although the Standard BioTools Board believes that the anticipated increase in the market price of the combined company’s common stock resulting from the proposed reverse stock split could encourage interest in the combined company’s common stock and possibly promote greater liquidity for its stockholders, such liquidity could also be adversely affected by the reduced number of shares outstanding after the reverse stock split. The reduction in the number of outstanding shares may lead to reduced trading and a smaller number of market makers for the combined company’s common stock.
The reverse stock split may lead to a decrease in the combined company’s overall market capitalization.
Should the market price of the combined company’s common stock decline after the reverse stock split, the percentage decline may be greater, due to the smaller number of shares outstanding, than it would have been prior to the reverse stock split. A reverse stock split is often viewed negatively by the market and, consequently, can lead to a decrease in the combined company’s overall market capitalization. If the per share market price does not increase in proportion to the reverse stock split ratio, then the value of the combined company, as measured by its stock capitalization, will be reduced. In some cases, the per-share stock price of companies that have effected reverse stock splits subsequently declined back to pre-reverse split levels, and accordingly, it cannot be assured that the total market value of the combined company’s common stock will remain the same after the reverse stock split is effected, or that the reverse stock split will not have an adverse effect on the combined company’s stock price due to the reduced number of shares outstanding after the reverse stock split.
Risks Related to the Business of the Combined Company After the Merger
The combined company may not realize all of the anticipated benefits of the Merger and may incur greater than expected expenses in connection with the consummation of the Merger.
The negotiation and consummation of the Merger may require more time or greater cash resources than anticipated and expose the combined company to other operational and financial risks, including:
•	increased near-term and long-term expenditures;
•	the diversion of management attention;
•	exposure to unknown liabilities;
•	higher than expected acquisition costs;
•	write-down of assets or goodwill or incurrence of non-recurring, impairment or other charges;
•	increased amortization expenses;
•	inability to retain key employees;
•	inability to recruit additional employees;
•	the possibility of future litigation;
•	a decline in the combined company’s results of operations, financial condition or cash flows;
•	a decline in the market price of the combined company’s common stock;
•	contingent liabilities that are larger than expected;
•	potential unknown liabilities, adverse consequences and unforeseen increased expenses associated with the Merger;
•	tax effects of the Merger, including the ability to realize the benefits of any deferred tax assets or liabilities;
•	disruption of existing relationships with business partners, and other constituencies; and
•	the disruption of, or the loss of momentum in, ongoing research and development activities.
Many of these factors are outside the control of Standard BioTools and Treeline, and any one of them could result in increased costs, decreased expected revenues and diversion of management time and energy, which could materially impact the business, financial condition, results of operations and cash flows of the combined company. These factors could cause dilution to the earnings per share of the combined company, decrease or delay the expected benefits expected from the Merger and negatively impact the price of Standard BioTools Common Stock. As a result, it cannot be assured that the combined company will realize the full benefits anticipated from the Merger within the anticipated time frames, or at all.
In addition, following the Merger, it is possible that there may be unknown, contingent or other liabilities or problems that may arise in the future, the existence and/or magnitude of which Standard BioTools was previously unaware. Any such liabilities or problems could have an adverse effect on the combined company’s business, financial condition, results of operations or cash flows.
Even if the Merger is successfully consummated, there can be no assurance that the Merger will result in the realization of the full benefit for the combined company’s stockholders or that these benefits will be realized within the expected time frames or at all. Difficulties in achieving these benefits could harm the reputation of the combined company. In addition, by engaging in the Merger, Standard BioTools may forego or delay pursuit of other opportunities that may have proven to have greater commercial potential.
Standard BioTools and Treeline will incur substantial direct and indirect costs as a result of the Merger and the combined company will incur substantial direct and indirect expenses following the Merger.
Standard BioTools and Treeline will incur substantial expenses in connection with and as a result of consummating the Merger, and over a period of time following the consummation of the Merger, the combined company will incur substantial expenses in connection with coordinating and operating the businesses of Treeline and, to the extent not sold or otherwise monetized prior to consummation of the Merger, Standard BioTools. A portion of the transaction costs related to the Merger will be incurred regardless of whether the Merger is consummated. While Standard BioTools and Treeline have assumed that a certain level of transaction expenses will be incurred, factors beyond Standard BioTools’ and Treeline’s control could affect the total amount or the timing of these expenses. Although many of the expenses that will be incurred, by their nature, are difficult to estimate accurately, the current estimate of the aggregate expenses that will be incurred by Standard BioTools and Treeline is approximately     , which is subject to change. These expenses may exceed the costs historically borne by Standard BioTools and Treeline. These expenses could adversely affect the financial condition, results of operations and cash flows of the combined company following the consummation of the Merger.
The actual financial position and results of operations of the combined company after the Merger may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
The unaudited pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and may not be an indication of what Standard BioTools’ financial position or results of operations would have been had the Merger been consummated on the dates indicated. The unaudited pro forma financial information has been derived from the audited and unaudited historical financial statements of Standard BioTools and Treeline and certain adjustments and assumptions regarding Standard BioTools after giving effect to the Merger.
The information upon which these adjustments and assumptions have been made is preliminary, and such adjustments and assumptions are difficult to make with accuracy. Moreover, the unaudited pro forma financial information do not reflect all costs that are expected to be incurred by the combined company in connection with the Merger. For example, the impact of any incremental costs incurred in integrating the two companies is not reflected in the unaudited pro forma financial information. As a result, the actual financial condition of the combined company following the Merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements.
In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect the combined company’s financial condition or results of operations following the consummation of the Merger. Any material variance from the pro forma financial information may cause significant variations in the market price of the Standard BioTools Common Stock. See “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 292 of this proxy statement/prospectus.
The Merger will be dilutive to Standard BioTools’ earnings per share.
Because Standard BioTools Common Stock will be issued in connection with the Merger, the Merger will be dilutive to Standard BioTools’ earnings per share. Future events and conditions could increase the dilution that is currently projected, including adverse changes in market conditions, additional transaction and integration-related costs and other factors such as the failure to realize some or all of the benefits anticipated in the Merger. Any dilution of, or delay of any accretion to, Standard BioTools’ earnings per share could cause the price of Standard BioTools’ Shares to decline or grow at a reduced rate.
The combined company may require additional capital to finance its operations, which may not be available on acceptable terms, or at all. If the combined company is unable to raise capital when needed, it would be forced to delay, reduce or terminate its product development or commercialization efforts.
The combined company may require additional capital to finance its operations, which may not be available on acceptable terms or at all. The combined company’s future capital requirements will depend upon a number of factors, including: the number and timing of future product candidates in the pipeline; progress with and results from preclinical testing and clinical trials; the ability to manufacture sufficient drug supplies to complete preclinical and clinical trials; the costs involved in preparing, filing, acquiring, prosecuting, maintaining and enforcing patent and other intellectual property claims; and the time and costs involved in obtaining regulatory approvals and favorable reimbursement or formulary acceptance. If the combined company is required to seek additional funding in the future, it may seek to do so through public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources.
If the combined company raises additional funds by issuing equity securities, its stockholders will suffer dilution and the terms of any financing may adversely affect the rights of its stockholders. In addition, as a condition to providing additional funds, future investors may demand, and may be granted, rights superior to those of existing stockholders. Debt financing, if available, would subject the combined company to fixed payment obligations and is likely to involve restrictive covenants limiting the combined company’s flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of the combined company’s equity securities would receive any distribution of corporate assets. Additionally, global economic instability, higher interest rates and diminished credit availability may limit the combined company’s ability to obtain debt financing on favorable terms. If the combined company raises additional capital through marketing and distribution arrangements or other collaborations, strategic alliances or licensing arrangements with third parties, the combined company may have to relinquish certain valuable intellectual property or other rights to its product candidates, technologies, future revenue streams or research programs or grant licenses on terms that may not be favorable to it.
The ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond the combined company’s control. Fundraising efforts may divert management from their day-to-day activities, which may adversely affect the combined company’s ability to develop and commercialize its product candidates. Disruptions in the financial markets in general, and due to public health crises, geopolitical conflicts and economic instability, may make equity and debt financing more difficult to obtain, and may have a material adverse effect on the combined company’s ability to meet its fundraising needs. We cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all.
The combined company may become involved in litigation, including securities class action litigation, that could divert management’s attention and harm the combined company’s business, and insurance coverage may not be sufficient to cover all costs and damages.
In the past, litigation, including securities class action litigation, has often followed certain significant business transactions, such as a merger, or the announcement of negative events, such as negative results from clinical trials. These events may also result in investigations by the SEC. The combined company may be exposed to such litigation in connection with the Merger even if no wrongdoing occurred.
Furthermore, the stock market in general, and Nasdaq and biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. The market price of the combined company’s stock may be volatile, and the combined company may be the target of this type of litigation in the future.
Litigation is usually expensive and diverts management’s attention and resources from other business concerns, which could adversely affect the combined company’s business and cash resources and its ability to achieve the benefits of the Merger or the ultimate value Standard BioTools and Treeline stockholders receive in the Merger.
The combined company may not pay any cash dividends on its capital stock in the foreseeable future, and capital appreciation, if any, will be its stockholders’ sole source of gain.
The combined company may not pay any cash dividends on its capital stock in the foreseeable future, and may choose to retain all of its future earnings, if any, to finance the growth and development of its business. In addition, the terms of any future debt agreements may preclude the combined company from paying dividends. As a result, capital appreciation, if any, of the combined company’s common stock will be the sole source of gain for stockholders for the foreseeable future.

The combined company’s management team will be required to devote substantial time to complying with public company responsibilities.
The combined company will incur significant legal, accounting and other expenses as a public company that Treeline did not incur as a private company, including costs associated with public company reporting obligations under the Exchange Act. The combined company’s management team will consist of the executive officers of Treeline prior to the Merger. These executive officers and other personnel will need to devote substantial time to gaining expertise related to public company reporting requirements and compliance with applicable laws and regulations to ensure that the combined company complies with all of these requirements. Operating the combined company as a public company will divert a substantial amount of management’s time from running the business to complying with SEC and Nasdaq requirements. Any changes the combined company makes to comply with these obligations may not be sufficient to allow it to satisfy its obligations as a public company on a timely basis, or at all. These reporting requirements, rules and regulations, coupled with the increase in potential litigation exposure associated with being a public company, could also make it more difficult for the combined company to attract and retain qualified persons to serve on the board of directors or on board committees or to serve as executive officers, or to obtain certain types of insurance, including directors’ and officers’ insurance, on acceptable terms.
As a public company, the combined company will incur significant legal, accounting and other expenses that Treeline did not incur as a private company. The Sarbanes-Oxley Act of 2002 and rules subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. The combined company’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives which they have not had to do previously while Treeline was a private company.
Pursuant to Section 404 of the Sarbanes-Oxley Act, the combined company is required to furnish a report by management on its internal control over financial reporting and, depending on the combined company’s status as a “smaller reporting company” or “accelerated filer” following the consummation of the Merger, and depending on the extent to which newly proposed SEC rules are adopted and become applicable to the combined company, an attestation report on internal control over financial reporting may need to be issued by the combined company’s independent registered public accounting firm. Compliance with Section 404 requires companies to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting.
If the combined company or, if required, its independent registered public accounting firm is not able to conclude within the prescribed timeframe that the company’s internal control over financial reporting is effective as required by Section 404, this could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the combined company’s financial statements. In addition, if the combined company is not able to continue to meet these requirements, it may not be able to remain listed on Nasdaq.
The SEC proposed a series of rules in May 2026 which, if adopted, could significantly reduce the compliance burden imposed on U.S. reporting companies, including potentially requiring fewer companies to obtain auditor attestations of their internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. However, there is no assurance that any of the SEC’s rule proposals will be adopted, or will be adopted as proposed, or that they would apply to the combined company in whole or in part, if at all. Accordingly, until the SEC adopts final rules, if any, and their applicability to the combined company is analyzed and confirmed, investors should not assume that SEC rulemaking will alleviate any of the compliance burden imposed on the combined company by virtue of being a U.S. reporting company.
If the combined company fails to establish and maintain proper and effective internal control over financial reporting, its operating results and ability to operate its business could be harmed.
Ensuring that the combined company has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be re-evaluated frequently. Creation of adequate internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. Section 404 of the Sarbanes-Oxley Act will require annual management assessment of the effectiveness of the combined company’s internal control over financial reporting.
Implementing any appropriate changes to Treeline’s internal controls may distract the combined company’s officers and employees, entail substantial costs to modify Treeline’s existing processes, and take significant time to complete. These changes may not, however, be effective in maintaining the adequacy of the combined company’s internal controls, and any failure to maintain that adequacy, or consequent inability to produce accurate financial statements on a timely basis, could increase the combined company’s operating costs and harm its business. In addition, investors’ perceptions that the combined company’s internal controls are inadequate or that the combined company is unable to produce accurate financial statements on a timely basis may harm the combined company’s stock price.
The combined company’s disclosure controls and procedures may not prevent or detect all errors or acts of fraud.
In addition to the requirement to maintain adequate internal control over financial reporting, the combined company will also be required by the Exchange Act to design its disclosure controls and procedures to reasonably assure that information which the combined company discloses in reports it files or submits under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in the control system, misstatements due to error or fraud may occur and not be detected.
If equity research analysts do not publish research or reports, or publish unfavorable research or reports, about the combined company, its business or its market, its stock price and trading volume could decline.
The trading market for the combined company’s common stock will be influenced by the research and reports that equity research analysts publish about it and its business. Equity research analysts may elect not to provide research coverage of the combined company’s common stock after the completion of the Merger, and such lack of research coverage may adversely affect the market price of its common stock. In the event it does have equity research analyst coverage, the price of the combined company’s common stock could decline if one or more equity research analysts downgrade its stock or issue other unfavorable commentary or research. If one or more equity research analysts ceases coverage of the combined company or fails to publish reports on it regularly, demand for its common stock could decrease, which in turn could cause its stock price or trading volume to decline.
The combined company will have broad discretion in the use of the cash and cash equivalents of the combined company and may invest or spend such resources in ways with which you do not agree and in ways that may not increase the value of your investment.
The combined company will have broad discretion over the use of the cash and cash equivalents of the combined company. You may not agree with the combined company’s decisions, and its use of these resources may not yield any return on your investment. The combined company’s failure to apply these resources effectively could compromise its ability to pursue its growth strategy and the combined company might not be able to yield a significant return, if any, on its investment of these resources. You will not have the opportunity to influence its decisions on how to use the combined company’s cash resources.
If any of the events described in the sections describing the risks related to Treeline in these “Risk Factors” occur, those events could cause potential benefits of the Merger not to be realized.
Following completion of the Merger, the combined company will be susceptible to many of the risks described in the sections herein entitled “Risks Related to Treeline’s Financial Position, Limited Operating History and Need for Additional Capital,” “Risks Related to Treeline’s Product Development, Regulatory Approval, Commercialization and Manufacturing,” “Risks Related to Government Regulation,” “Risks Related to Treeline’s Intellectual Property” and “Risks Related to Treeline’s Business and Operations.” To the extent any of the events in the risks described in these sections occur, the potential benefits of the Merger may not be realized and the results of operations and financial condition of the combined company could be adversely affected in a material way. This could cause the market price of the combined company’s common stock to decline.
The market price of the combined company’s common stock is expected to be volatile, and the market price of the combined company’s common stock may drop following the Merger.
The market price of the combined company’s common stock following the Merger could be subject to significant fluctuations. Some of the factors that may cause the market price of the combined company’s common stock to fluctuate include:
•
results of clinical trials and preclinical studies of the combined company’s product candidates, or those of the combined company’s competitors or the combined company’s existing or future collaborators;

•	the ability of the combined company to obtain regulatory approvals for its product candidates, and delays or failures to obtain such approvals;
•	failure of any of the combined company’s product candidates, if approved, to achieve commercial success;
•	failure to meet or exceed financial and development projections the combined company may provide to the public;
•	failure to meet or exceed the financial and development projections of the investment community;
•	if the combined company does not achieve the perceived benefits of the Merger as rapidly or to the extent anticipated by financial or industry analysts;
•	failure by the combined company to maintain its existing third-party license and supply agreements;
•	announcements of significant acquisitions, strategic collaborations, joint ventures or capital commitments by the combined company or its competitors;
•	actions taken by regulatory agencies with respect to the combined company’s product candidates, clinical studies, manufacturing process or sales and marketing terms;
•	disputes or other developments relating to proprietary rights, including patents, litigation matters, and the combined company’s ability to obtain patent protection for its technologies;
•	additions or departures of key personnel;
•	significant lawsuits, including patent or stockholder litigation;
•	if securities or industry analysts do not publish research or reports about the combined company’s business, or if they issue adverse or misleading opinions regarding its business and stock;
•	changes in the market valuations of similar companies;
•	general market or macroeconomic conditions or market conditions in the pharmaceutical and biotechnology sectors;
•	changes in laws or regulations applicable to the combined company’s product candidates;
•	adverse publicity generally, including with respect to other products and potential products in such market;
•	sales of securities by the combined company or its securityholders in the future;
•	if the combined company fails to raise an adequate amount of capital to fund its operations or continued development of its product candidates;
•	trading volume of the combined company’s common stock;
•	failure to maintain compliance with the listing requirements of Nasdaq;
•	announcements by competitors of new commercial products, clinical progress or lack thereof, significant contracts, commercial relationships or capital commitments;
•	the introduction of technological innovations or new therapies that compete with the products and services of the combined company; and

•	period-to-period fluctuations in the combined company’s financial results.
Moreover, the stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of individual companies. These broad market fluctuations may also adversely affect the trading price of the combined company’s common stock. In addition, a recession, depression or other sustained adverse market event could materially and adversely affect the combined company’s business and the value of its common stock. In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against such companies. Furthermore, market volatility may lead to increased stockholder activism if the combined company experiences a market valuation that activists believe is not reflective of its intrinsic value. Activist campaigns that contest or conflict with the combined company’s strategic direction or seek changes in the composition of its board of directors could have an adverse effect on its operating results, financial condition and cash flows.
Upon completion of the Merger, failure by the combined company to comply with the initial listing standards of Nasdaq will prevent its stock from being listed on Nasdaq.
Upon completion of the Merger, Standard BioTools, under the new name “Treeline Biosciences Holdings, Inc.,” will be required to meet the initial listing requirements to maintain the listing and continued trading of its shares on Nasdaq. These initial listing requirements are more difficult to achieve than the continued listing requirements, and include a $4.00 minimum bid price requirement at the time of initial listing. Pursuant to the Merger Agreement, Standard BioTools agreed to use its commercially reasonable efforts to cause the shares of Standard BioTools Common Stock being issued in the Merger to be approved for listing on Nasdaq at or prior to the effective time of the Merger. In order to meet the $4.00 minimum bid price initial listing requirement at the Closing, the Standard BioTools Board intends to effect a reverse stock split of the shares of Standard BioTools Common Stock, which must be approved by the Standard BioTools stockholders before it can be implemented. However, often a reverse stock split will not result in a trading price for the affected common stock that is proportional to the ratio of the split. Following the Merger, if the combined company is unable to continue to satisfy Nasdaq listing requirements, Nasdaq may notify the combined company that its shares of common stock will not be listed on Nasdaq.
Upon a potential delisting from Nasdaq, if the common stock of the combined company is not then eligible for quotation on another market or exchange, trading of the shares could be conducted in the over-the-counter market or on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. In such event, it is likely that there would be significantly less liquidity in the trading of the common stock of the combined company; decreases in institutional and other investor demand for the shares, coverage by securities analysts, market making activity and information available concerning trading prices and volume; and fewer broker dealers willing to execute trades in the common stock of the combined company. Also, it may be difficult for the combined company to raise additional capital if the combined company’s common stock is not listed on a major exchange. The occurrence of any of these events could result in a further decline in the market price of the common stock of the combined company and could have a material adverse effect on the combined company.
An active trading market for the combined company’s common stock may not develop and its stockholders may not be able to resell their shares of common stock for a profit, if at all.
Prior to the Merger, there had been no public market for shares of Treeline capital stock. An active trading market for the combined company’s shares of common stock may never develop or be sustained. If an active market for the combined company’s common stock does not develop or is not sustained, it may be difficult for the combined company’s stockholders to sell their shares at an attractive price or at all.
Future sales of shares by existing stockholders could cause the combined company’s stock price to decline.
If existing securityholders of Standard BioTools and Treeline sell, or indicate an intention to sell, substantial amounts of the combined company’s common stock in the public market after legal restrictions on resale discussed in this proxy statement/prospectus lapse, the trading price of the common stock of the combined company could decline. The combined company is expected to have outstanding a total of approximately     million shares of common stock immediately following the completion of the Merger. Approximately     % of combined company common stock will be freely tradeable upon completion of the Merger and approximately     % of combined company common stock will become available for sale in the public market beginning 180 days after the

Closing as a result of the expiration of lock-up agreements between Standard BioTools on the one hand and certain securityholders of Standard BioTools and Treeline on the other hand (and without giving effect to any restrictions on resale under securities laws). In addition, as soon as reasonably practicable following the Closing Date, Standard BioTools will file a registration statement on Form S-8 (or such other appropriate form, if required) with respect to the offering of the shares of Standard BioTools Common Stock issuable upon the exercise of the assumed Treeline Options. The shares of common stock that are subject to outstanding Treeline Options will become eligible for sale in the public market upon the automatic effectiveness of the Form S-8 upon filing. If these shares are sold, the trading price of the combined company’s common stock could decline.
The expiration of lock-up agreements 180 days after the Closing could result in a significant increase in selling pressure on the combined company’s common stock. The market’s anticipation of such sales, even if the sales do not occur, could depress the trading price of the combined company’s common stock prior to the expiration of the lock-up period.
This proxy statement/prospectus also registers for resale approximately 1.5 billion shares of Standard BioTools Common Stock held by the Selling Securityholders. These shares remain subject to the lock-up agreements described above and may not be sold until those agreements expire (subject to certain exceptions set forth in the applicable lock-up agreements). However, because the shares will be registered for resale pursuant to the registration statement on Form S-4 of which this proxy statement/prospectus and the resale prospectus form a part, once the lock-up period expires, the Selling Securityholders will be able to sell such shares immediately, without any further registration or compliance with the volume and other limitations of Rule 144 under the Securities Act that would otherwise apply to restricted securities. As a result, expiration of the lock-up period could produce a more sudden increase in the supply of shares available for sale than would otherwise be the case, which could cause the market price of the combined company’s common stock to decline. We have no control over whether or when the Selling Securityholders will sell their shares following expiration of the lock-up period. See “Selling Securityholders” and “Plan of Distribution” in the resale prospectus also included in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.
We have a limited ability to control the timing and manner of sales by the Selling Securityholders, which could have an adverse impact on the market price of Standard BioTools Common Stock.
This proxy statement/prospectus also registers for resale shares of Standard BioTools Common Stock held by the Selling Securityholders. Subject to the lock-up agreements described herein, we have no control over when or whether the Selling Securityholders will sell their shares or the prices at which they choose to sell. The Selling Securityholders may sell their shares at any time or from time to time in one or more types of transactions (which may include block transactions) at then-prevailing market prices, at prices related to prevailing market prices, in negotiated transactions, or otherwise as described in the “Plan of Distribution” in the resale prospectus also included in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. Sales by the Selling Securityholders may occur at times when, in our judgment, it would not be advisable for us or our stockholders for such sales to be made, such as during periods of lower trading volume, during periods when we may be in possession of material nonpublic information (which the Selling Securityholders would not be required to delay sales for), or when market conditions may otherwise be unfavorable. Sales by the Selling Securityholders, or the perception that such sales may occur, could depress the market price of Standard BioTools Common Stock and impair our ability to raise capital through the sale of additional equity securities.
Former Treeline stockholders will control the combined company, and their interests may conflict with the interests of the former Standard BioTools stockholders.
Upon completion of the Merger, former Treeline stockholders are expected to own approximately 84% of the outstanding common stock of the combined company on a fully diluted basis, and former Standard BioTools stockholders are expected to own approximately 16% of the outstanding common stock of the combined company on a fully diluted basis. In addition, the board of directors of the combined company is expected to consist of 12 members, with ten members designated by Treeline and two members designated by Standard BioTools. As a result, former Treeline stockholders and the directors designated by Treeline will have the ability to control the outcome of matters submitted to the stockholders of the combined company for approval, including the election of directors and the approval of significant corporate transactions. The interests of former Treeline stockholders may not always coincide with the interests of former Standard BioTools stockholders. This concentration of ownership could delay, defer, or prevent a change in control of the combined company, deprive stockholders of an opportunity to receive a premium for their shares as part of a sale of the combined company, and could ultimately affect the market price of the combined company’s common stock.
If Standard BioTools is classified as a “shell company” under SEC rules as of the closing of the Merger, the combined company could be subject to more stringent reporting requirements, offering limitations and resale restrictions.
We believe that based on Standard BioTools’ assets and operations on an actual and pro forma basis after giving effect to the Merger, Standard BioTools is not a “shell company” under SEC rules and will not be a “shell company” at Closing. However, if Standard BioTools were to be classified as a “shell company” under SEC rules, such status could affect the combined company in several ways, including that:
•
the combined company would need to file a Current Report on Form 8-K to report the Form 10 type information (“Super 8-K”) after the Closing reflecting its status as an entity that is no longer a shell company;

•	the combined company would not be eligible to use a registration statement on Form S-3 until 12 full calendar months after the Closing;
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the combined company would need to wait at least 60 calendar days after the filing of the Super 8-K to file a Form S-8 for any equity plans or awards, such as the Post-Closing Equity Incentive Plan and the Post-Closing ESPP;

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the combined company would be an “ineligible issuer” for three years following the Closing, which would prevent the combined company from (i) incorporating by reference in its Form S-1 filings, (ii) using a free writing prospectus or (iii) taking advantage of the well-known seasoned issuer status, even if otherwise eligible based on its public float;

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investors who (i) were affiliates of Treeline at the time the Merger was submitted for the consent of Treeline’s stockholders, (ii) receive securities of the combined company in the Merger and (iii) publicly offer or sell such securities would be deemed to be engaged in a distribution of such securities, and therefore would be underwriters with respect to resales of those securities; and

•
Rule 144(i)(2) would limit the ability of holders of restricted securities, and any affiliates of the public company, to publicly resell Rule 145(c) securities per Rule 145(d), as well as any other “restricted” or “control” securities of the combined company per Rule 144, until one year after the Form 10 information is filed with the SEC. As a result, Selling Securityholders who are affiliates of the combined company would not be able to rely on Rule 144 to resell shares during such period, and will be subject to restrictions on their ability to sell shares registered for resale under the registration statement on Form S-4 of which this proxy statement/prospectus and the resale prospectus form a part. Non-affiliate Selling Securityholders may resell their registered shares pursuant to the resale prospectus, but may face additional restrictions if they seek to resell any shares not covered by the registration statement on Form S-4 of which this proxy statement/prospectus and the resale prospectus form a part. Any affiliate of the public company would not be able to sell their shares under Rule 144 until one year after the Form 10 information is filed with the SEC.

The foregoing SEC requirements will increase the combined company’s time and cost of raising capital and complying with securities laws. These limitations could also adversely affect the liquidity of the combined company’s securities and could limit the combined company’s ability to offer equity compensation to attract and retain employees.
The combined company’s business will change significantly following the Merger, which may result in a loss of existing investor interest and analyst coverage.
Prior to the Merger, Standard BioTools was a life sciences tools company focused on mass cytometry and microfluidics technologies. Following the Merger, the combined company’s primary focus will be on Treeline’s clinical-stage biopharmaceutical programs in oncology, neurology and immunology. This significant change in business focus may result in a loss of interest from investors who invested in Standard BioTools for exposure to the life sciences tools industry. In addition, equity research analysts who currently cover Standard BioTools’ stock may elect to discontinue coverage following the Merger, and the combined company may need to establish relationships with new analysts who cover the biopharmaceutical industry. The lack of continuity in analyst coverage could adversely affect trading volume and the market price of the combined company’s common stock. Furthermore, existing stockholders of Standard BioTools, including certain institutional investors, may have investment mandates or portfolio guidelines that do not permit investment in clinical-stage biopharmaceutical companies, which could result in selling pressure following the Merger.
Risks Related to Treeline’s Financial Position, Limited Operating History and Need for Additional Capital
Treeline is an early clinical-stage biopharmaceutical company with a limited operating history, has not completed clinical development and has no products approved for commercial sale, which may make it difficult for investors to evaluate Treeline’s business, likelihood of success and viability.
Treeline is an early clinical-stage biopharmaceutical company with a limited operating history. Treeline commenced operations in 2021, has no products approved for commercial sale and has never generated any revenue. Drug development is a highly speculative undertaking and involves a substantial degree of risk. It entails substantial upfront capital expenditures and significant risk that any product candidate will fail to demonstrate adequate efficacy or an acceptable safety profile, gain regulatory approval or become commercially viable. To date, Treeline has devoted substantially all of its resources to identifying, acquiring and developing its product candidates and technologies, including TLN-121, TLN-254, TLN-372 and TLN-499, building its pipeline, conducting preclinical studies and early-stage clinical trials, organizing and staffing its company, business planning, establishing and maintaining its intellectual property portfolio, establishing arrangements with third parties for the manufacture of its product candidates, raising capital and providing general and administrative support for these operations.
To date, Treeline has funded its operations primarily with proceeds from sales of its convertible preferred stock. From inception through March 31, 2026, it received an aggregate of $1.2 billion in net proceeds from sales of its convertible preferred stock.
Treeline has not yet demonstrated an ability to successfully complete any clinical trials, including for TLN-121, TLN-254, TLN-372 and TLN-499, obtain regulatory approvals, manufacture a commercial-scale product or arrange for a third party to do so on its behalf, or conduct sales and marketing activities necessary for successful product commercialization. As a result, it may be more difficult for investors to accurately predict its likelihood of success and viability than it could be if it had a longer operating history.
In addition, Treeline may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors and risks frequently experienced by clinical-stage biopharmaceutical companies developing therapies for oncology and other serious diseases. Treeline also may need to transition from a company with a research and development focus to a company capable of supporting commercial activities. Treeline has not yet demonstrated an ability to successfully overcome such risks and difficulties, or to make such a transition. If Treeline does not adequately address these risks and difficulties or successfully make such a transition, its business will suffer.
Treeline has incurred significant net losses in each period since its inception and has not generated any product revenue. It expects to continue to incur significant net losses for the foreseeable future and may never achieve or maintain profitability.
Treeline has incurred significant operating losses since its inception, has not generated any product revenue to date and has financed its operations primarily through private placements of its convertible preferred stock. For the three months ended March 31, 2026 and for the years ended December 31, 2025 and 2024, it reported a net loss of $50.5 million, $162.5 million and $162.5 million, respectively. It had an accumulated deficit of $651.8 million as of March 31, 2026. There is no assurance that Treeline will obtain financing from other sources, or that it will be able to obtain such financing on favorable terms, if at all. Substantially all of Treeline’s losses have resulted from expenses incurred in connection with operations identifying, acquiring and developing its product candidates and technologies, including TLN-121, TLN-254, TLN-372 and TLN-499, and other potential or future product candidates, building its pipeline, conducting preclinical studies and early-stage clinical trials, organizing and staffing its company, business planning, establishing and maintaining its intellectual property portfolio, establishing arrangements with third parties for the manufacture of its product candidates, raising capital and providing general and administrative support for these operations. Treeline expects to incur increasing levels of operating losses for the foreseeable future as it continues its research and development activities, continues its ongoing clinical trials, initiates additional clinical trials, seeks to expand its product pipeline and clinical applications, seeks regulatory approval for its current and future product candidates, and invests in its organization. Treeline’s prior losses have had, and combined with expected future losses will continue to have, an adverse effect on its stockholders’ equity and working capital. Treeline expects its research and development expenses to significantly increase as it advances TLN-121, TLN-254, TLN-372 and TLN-499 through clinical trials, advances other earlier-stage product candidates and identifies new product candidates. In addition, if Treeline obtains regulatory approval for TLN-121, TLN-254, TLN-372 and TLN-499 or other product candidates, it will incur significant sales, marketing, manufacturing and distribution expenses in connection with the commercialization of TLN-121, TLN-254, TLN-372 and TLN-499 or any other product candidates. Furthermore, upon the completion of the Merger, Treeline expects to incur additional costs associated with operating as a public company that it did not incur as a private company. Treeline may never succeed in these activities and, even if it does, it may never generate any revenue or revenue that is significant enough to achieve profitability.
As a result, Treeline expects to continue to incur significant and increasing net losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing therapeutic products, Treeline is unable to predict the extent of any future losses or when it will become profitable, if at all. To become and remain profitable, Treeline must succeed in discovering, developing, obtaining regulatory approvals for, and eventually commercializing products that generate significant revenue. Treeline is only in the preliminary stages of these activities.
Even if Treeline does become profitable, it may not be able to sustain or increase its profitability on a quarterly or annual basis. In addition, Treeline expects its financial condition and operating results to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond its control. Accordingly, you should not rely on the results of any quarterly or annual periods as indications of future operating performance. If Treeline fails to become and remain profitable, there may be an adverse effect on the value of Treeline which could impair its ability to raise capital, expand its business, maintain its research and development efforts, diversify its product candidate pipeline, achieve its strategic objectives or even continue its operations. A decline in the value of Treeline could also cause you to lose all or part of your investment.
Treeline may require additional capital to finance its operations. If Treeline is unable to raise such capital when needed, or on acceptable terms, Treeline may be forced to delay, reduce or eliminate one or more of its research and drug development programs, future commercialization efforts, product development or other operations.
Developing product candidates, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Treeline’s operations have consumed substantial amounts of cash since inception, and Treeline expects its expenses to increase substantially in connection with its ongoing activities, particularly as Treeline advances TLN-121, TLN-254, TLN-372 and TLN-499 and other potential or future product candidates through preclinical and clinical development. Treeline expects increased expenses as it continues its research and development, continues its ongoing clinical trials, initiates additional clinical trials, seeks to expand its product pipeline and clinical applications, seeks regulatory approval for its current and future product candidates, and invests in its organization. In addition, if Treeline obtains regulatory approval for any of its product candidates, it expects to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the completion of the Merger, Treeline expects to incur additional costs associated with operating as a public company that it did not incur as a private company. Accordingly, it will need to obtain substantial additional funding in connection with its continuing operations.
Based on Treeline’s current operating plan, it believes its existing cash and cash equivalents as of March 31, 2026, along with the net cash held by Standard BioTools upon consummation of the Merger, will enable Treeline to fund Treeline’s operations into 2029. Treeline has based this estimate on assumptions that may prove to be wrong, and Treeline could use its capital resources sooner than it currently expects. Changes beyond Treeline’s control may occur that would cause it to use its available capital before that time, including changes in and progress of its drug development activities and changes in regulations. Treeline’s future capital requirements will be dependent on many factors, including:
•	the progress, timing and results of preclinical studies and clinical trials for TLN-121, TLN-254, TLN-372 and TLN-499 or other potential or future product candidates;

•	the extent to which Treeline develops, in-licenses, out-licenses or acquires any future product candidates or technologies;
•	the number and development requirements of any future product candidates that Treeline may pursue, and other indications for Treeline’s current product candidates that it may pursue;
•	the costs, timing and outcome of obtaining regulatory approvals of Treeline’s current or future product candidates;
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the scope and costs of making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of Treeline’s current or future product candidates;

•	the costs involved in growing Treeline’s organization to the size needed to allow for the research, development and potential commercialization of its current or future product candidates;
•	the costs associated with commercializing any approved product candidates, including establishing sales, marketing, market access and distribution capabilities;
•	the costs associated with operating as a growing public company that it did not incur as a private company;
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to the extent Treeline pursues strategic collaborations, including collaborations to commercialize TLN-121, TLN-254, TLN-372 and TLN-499 or any of its other potential or future product candidates, its ability to establish and maintain collaborations on favorable terms, if at all, as well as the timing and amount of any milestone or royalty payments it is required to make or are eligible to receive under such collaborations or its current licenses;

•	the costs associated with completing any post-marketing studies or trials required by the U.S. Food and Drug Administration (“FDA”), or other comparable foreign regulatory authorities;
•	the revenue, if any, received from commercial sales of TLN-121, TLN-254, TLN-372 and TLN-499 or any of Treeline’s other potential or future product candidates, if any are approved;
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the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing Treeline’s intellectual property rights and defending intellectual property-related claims that it may become subject to, including any litigation costs and the outcome of such litigation; and

•	the costs associated with potential product liability claims, including the costs associated with obtaining insurance against such claims and with defending against such claims.
Even if the Merger is successful, Treeline will require additional capital to complete its planned preclinical studies and clinical trials for its current and other potential or future product candidates to obtain regulatory approval, and Treeline anticipates needing to raise additional capital to complete the development of, and eventually commercialize, its product candidates, if approved. Adequate additional financing may not be available to Treeline on favorable terms, or at all. Treeline’s ability to raise additional funds will be dependent on financial, economic and market conditions, geopolitical issues and other factors, over which Treeline may have limited or no control. In addition, Treeline may seek additional capital due to favorable market conditions or strategic considerations even if it believes it has sufficient funds for its current or future operating plans. If adequate funds are not available on commercially acceptable terms when needed, Treeline may be forced to delay, reduce or terminate the development or commercialization, if approved, of all or part of its research programs or product candidates or it may be unable to take advantage of future business opportunities, including pursuing new in-licenses and acquisitions. Furthermore, any additional capital-raising efforts may divert Treeline’s management from their day-to-day activities, which may adversely affect Treeline’s ability to develop and commercialize its current and other product candidates, if approved. Changing circumstances, some of which may be beyond its control, could cause it to consume capital significantly faster than it currently anticipates, and it may need to seek additional funds sooner than planned.
Treeline’s failure to raise capital as and when needed or on acceptable terms could significantly harm its business, financial condition, results of operations and prospects, and Treeline may have to delay, reduce the scope of, suspend or eliminate one or more of its research or drug development programs, preclinical studies, clinical trials or future commercialization efforts.

Risks Related to Treeline’s Product Development, Regulatory Approval, Commercialization and Manufacturing
Treeline is substantially dependent on the advancement of TLN-121, TLN-254, TLN-372 and TLN-499 and its other potential or future product candidates. If Treeline is unable to advance its product candidates through development, obtain regulatory approval and ultimately commercialize such product candidates, or experiences significant delays in doing so, Treeline’s business will be materially harmed.
Treeline’s future success is highly dependent on Treeline’s ability to timely complete successful preclinical studies and clinical trials, obtain regulatory approval for, and then successfully commercialize, its product candidates. Treeline’s most advanced product candidates, TLN-121, TLN-254 and TLN-372, are in Phase 1 clinical development. Treeline currently has no products that are approved for sale in any jurisdiction. Treeline has invested substantially all of its efforts and financial resources in TLN-121, TLN-254, TLN-372 and TLN-499 and its other potential or future product candidates, and in conducting preclinical studies and clinical trials. There can be no assurance that TLN-121, TLN-254, TLN-372 and TLN-499 or any other product candidates Treeline develops will achieve success in their clinical trials or obtain regulatory approval. In the future, Treeline may also become dependent on other product candidates that it may develop or acquire; however, given Treeline’s early stage of development, it may be several years, if at all, before it has demonstrated the safety and efficacy of a treatment sufficient to warrant approval for commercialization.
Treeline’s ability to generate product revenue, which it does not expect will occur for many years, if ever, will be heavily dependent on the successful development and eventual commercialization of its current product candidates, and the development of potential or future product candidates. The success of TLN-121, TLN-254, TLN-372 and TLN-499 and other potential or future product candidates will be dependent on several factors, including the following:
•	timely completion of successful current and future preclinical studies and clinical trials resulting in attractive, competitive target product profiles;
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clearance of Investigational New Drug applications (“INDs”) by the FDA or other similar clinical trial applications by comparable foreign regulatory authorities for Treeline’s future clinical trials for Treeline’s pipeline product candidates;

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timely and successful enrollment and completion of clinical trials, including in compliance with the FDA’s good clinical practices (“GCPs”) and any additional regulatory requirements from comparable foreign regulatory authorities, with favorable results;

•	Treeline’s ability to enroll adequate subjects to allow the results to be generalizable to the U.S. population;
•	the frequency and severity of adverse events in clinical trials;
•	approval of New Drug Applications (“NDAs”) by the FDA or other comparable foreign regulatory authorities, including Treeline’s ability to complete any post-marketing commitments or requirements;
•	raising additional funds necessary to complete clinical development of and commercialize Treeline’s current or future product candidates;
•	obtaining, maintaining, expanding and protecting Treeline’s patent, trade secret and other intellectual property and regulatory exclusivity for Treeline’s current and future product candidates;
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making arrangements with third-party manufacturers, or establishing manufacturing capabilities, for both clinical and commercial supplies of Treeline’s current and future product candidates and ensuring a resilient, effective supply chain that produces supply that outpaces demand;

•	developing and implementing marketing and reimbursement strategies, and creating adequate demand forecasts for supply and sales planning;
•	establishing sales, marketing and distribution capabilities and launching commercial sales of Treeline’s products, if and when approved, whether alone or in collaboration with others;
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demonstration of safety and efficacy and acceptable risk-benefit profiles of Treeline’s product candidates to the satisfaction of the FDA and comparable foreign regulatory authorities and attractive to physicians, patients, advocates, payors and caregivers;

•	acceptance of Treeline’s products, if and when approved, by patients, the medical community and third-party payors underpinned by adequate health economic data and a meaningful value proposition;
•	effectively competing with existing and future therapies, including timing of market entry and the authorized label of Treeline’s products, if approved, relative to competing products;
•	obtaining and maintaining third-party payor coverage and adequate reimbursement in both public and private payor spaces;
•	obtaining appropriate support from patient advocacy organizations;
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addressing any delays in Treeline’s clinical trials resulting from any major natural disasters, regional and global geopolitical conflicts, supply chain issues, health pandemics or significant political events; and

•	maintaining a continued acceptable safety profile of Treeline’s products following approval, if and when approved.
Many of these factors are beyond Treeline’s control, and it is possible that none of Treeline’s product candidates will ever obtain regulatory approval even if it expends substantial time and resources seeking such approval. If Treeline does not achieve one or more of these factors in a timely manner or at all, it could experience significant delays or an inability to successfully commercialize its product candidates, which would materially harm its business. For example, Treeline’s business could be harmed if results of its ongoing clinical trials of TLN-121, TLN-254 and TLN-372 show unexpected adverse events or a lack of efficacy in the indications Treeline intends to treat, do not meet the clinical endpoints or if Treeline experiences other regulatory or developmental issues.
Drug development is a lengthy and expensive process, the outcome of clinical testing is inherently uncertain, and results of earlier preclinical studies and clinical trials may not be predictive of future clinical trial results. Treeline may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of TLN-121, TLN-254, TLN-372, TLN-499 and/or other potential or future product candidates for many reasons, including a failure to replicate positive results from earlier preclinical studies or clinical trials in ongoing or future preclinical studies or clinical trials.
TLN-121, TLN-254 and TLN-372 are in Phase 1 clinical development and represent Treeline’s clinical-stage product candidates. Treeline’s pipeline also includes TLN-499 and potential or future product candidates in preclinical and discovery-stage development. The risk of failure is high for early clinical-stage product candidates. It is impossible to predict when or if Treeline’s product candidates or any future product candidates will receive regulatory approval. To obtain the requisite regulatory approvals to commercialize any product candidate, Treeline must demonstrate through extensive preclinical studies and lengthy, complex and expensive clinical trials that Treeline’s product candidates are safe and effective. Clinical testing can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes. The results of preclinical studies and early clinical trials of Treeline’s product candidates or any future product candidates, or a competitor’s product candidate in the same class, may not be predictive of the results of later-stage clinical trials. Interim, topline or preliminary results of a clinical trial are not necessarily indicative of final results. Treeline may be unable to establish benefit on clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain regulatory approval of their products. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or to unfavorable safety profiles, notwithstanding promising results in earlier trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of Treeline’s future clinical trials will ultimately be successful or support clinical development of Treeline’s product candidates or any future product candidates.
Additionally, Treeline’s current clinical trials utilize, and future clinical trials may utilize, an open-label trial design. An open-label clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a patient bias where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. In addition, open-label clinical trials may be subject to an investigator bias where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial of Treeline’s product candidates may not be predictive of future clinical trial results when studied in a controlled environment with a placebo or active control.
Treeline may experience delays in initiating or completing clinical trials. Treeline also may experience numerous unforeseen events during, or as a result of, any future clinical trials that could delay or prevent Treeline’s ability to receive regulatory approval or commercialize Treeline’s product candidates or any future product candidates, including:
•	reports from clinical testing of other therapies may raise safety or efficacy concerns about Treeline’s current or future product candidates;
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regulatory authorities, institutional review boards (“IRBs”) or ethics committees may not authorize Treeline or Treeline’s investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site, or may halt or suspend an ongoing clinical trial;

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Treeline may experience delays in reaching or fail to reach agreement on acceptable terms with prospective trial sites and prospective contract research organizations (“CROs”), the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trial sites may deviate from the trial protocol or drop out of a trial;
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clinical trials of any of Treeline’s product candidates may fail to show safety or efficacy or produce negative or inconclusive results and Treeline may decide, or regulatory authorities may require Treeline, to conduct additional preclinical studies or clinical trials or Treeline may decide to abandon product development programs;

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the number of subjects required for clinical trials of any product candidates may be larger than Treeline anticipates, enrollment in these clinical trials may be slower than Treeline anticipates or subjects may discontinue their participation in these clinical trials or fail to return for post-treatment follow-up at a higher rate than Treeline anticipates;

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Treeline’s third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to Treeline in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that Treeline add new clinical trial sites or investigators;

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Treeline may elect, or regulatory authorities, IRBs, or ethics committees may require, that Treeline or Treeline’s investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in Treeline’s trials are being exposed to unacceptable health risks;

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the cost of clinical trials of any of Treeline’s product candidates or any future product candidates may be greater than Treeline anticipates, and Treeline may not have sufficient funds to complete such trials;

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the quality of Treeline’s product candidates or any future product candidates or other materials necessary to conduct clinical trials of Treeline’s product candidates or any future product candidates may be inadequate to initiate or complete a given clinical trial;

•	Treeline may be unable to manufacture sufficient quantities or quality of Treeline’s current or future product candidates for use in preclinical studies or clinical trials;
•	Treeline may be unable to meet drug specifications suitable for use in clinical trials and commercial applications;
•	Treeline may receive feedback from regulatory authorities that requires Treeline to modify the design of Treeline’s clinical trials;

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Treeline may fail to establish an appropriate safety profile for a product candidate based on clinical or preclinical data for such product candidate as well as data emerging from other therapies in the same class as Treeline’s product candidates or any future product candidates;

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the FDA or other comparable foreign regulatory authorities may require Treeline to submit additional data such as long-term toxicology studies, conduct additional dose optimization or dose-ranging studies, evaluate multiple doses or dosing regimens, or satisfy other requirements before permitting Treeline to initiate a clinical trial, including a pivotal clinical trial; and

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global health crises or regional or global geopolitical conflicts may increase the likelihood that Treeline encounters such difficulties or delays in initiating, enrolling, conducting, or completing Treeline’s planned clinical trials.

Treeline could also encounter delays if a clinical trial is suspended or terminated by Treeline, the IRBs overseeing the institutions in which such trials are being conducted, or the FDA or other comparable regulatory authorities, or if a clinical trial is recommended for suspension or termination by the Data Safety Monitoring Board (“DSMB”) for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements, including the FDA’s GCP regulations, or Treeline’s clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other comparable foreign regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. For example, in June 2026, the FDA placed a partial clinical hold on Treeline’s clinical trials evaluating treatment with TLN-254. This hold has impacted the Phase 1 TLN-254 monotherapy trial in patients with relapsed or refractory peripheral T-cell lymphoma, and a separate Phase 1 trial that includes a treatment arm of TLN-254 in combination with TLN-121 in patients with non-Hodgkin’s lymphoma. This hold was initiated following FDA’s May 2026 announcement of an increased rate of hematologic second primary malignancies in patients receiving tazemetostat for relapsed or refractory follicular lymphoma in a clinical trial. Following this announcement, the sponsor of tazemetostat discontinued its clinical trials of tazemetostat and withdrew the product from the market for its approved indications. Tazemetostat is in the same drug class as TLN-254. Adverse safety findings involving similar product candidates or approved products to Treeline’s product candidates that are developed or commercialized by third parties could likewise result in clinical holds, delays or additional regulatory requirements for Treeline’s product candidates, even where Treeline’s own trials have not raised the same or similar level of concerns. The partial clinical hold on TLN-254 could delay Treeline’s development of TLN-254 and, if Treeline is unable to resolve it, could result in termination of the TLN-254 program. Clinical studies may also be delayed or terminated as a result of ambiguous or negative interim results. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of Treeline’s product candidates or any future product candidates. Further, the FDA or other comparable foreign regulatory authorities may disagree with Treeline’s clinical trial design and Treeline’s interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for Treeline’s clinical trials.
Treeline cannot predict with any certainty the schedule for commencement and completion of future clinical trials. Further, conducting clinical trials in foreign countries, as Treeline is currently doing and may do in the future for Treeline’s product candidates, presents additional risks that may delay completion of Treeline’s clinical trials. These risks include the failure of enrolled patients in foreign countries to adhere to clinical protocol as a result of differences in healthcare services or cultural customs, managing additional administrative burdens associated with foreign regulatory schemes, as well as political and economic risks relevant to such foreign countries. If Treeline is required to conduct additional clinical trials or other testing of Treeline’s current or future product candidates beyond those that Treeline currently contemplates, if Treeline is unable to successfully complete clinical trials of Treeline’s current or future product candidates or other testing in a timely manner, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, Treeline may incur unplanned costs, or be delayed in seeking and obtaining regulatory approval. Additionally, if Treeline receives such approval at all, or receives more limited or restrictive regulatory approval, or if Treeline becomes subject to additional post-marketing testing requirements or has the product removed from the market after obtaining regulatory approval, Treeline could incur significant costs and limitations which may adversely affect Treeline’s financial condition and operating results.

Additionally, if the results of Treeline’s clinical trials are inconclusive or if there are safety concerns or serious adverse events (“SAEs”) associated with Treeline’s product candidates, Treeline may:
•	be delayed in obtaining regulatory approval, if at all;
•	obtain approval for indications or patient populations that are not as broad as intended or desired or may have restricted duration expectations or guidance;
•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;
•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;
•	have regulatory authorities withdraw or suspend their approval of the product or impose restrictions on its distribution in the form of a Risk Evaluation and Mitigation Strategy (“REMS”);
•	be subject to the addition of labeling statements, such as warnings or contraindications;
•	be sued; or
•	experience damage to Treeline’s reputation.
Treeline’s drug development costs may also increase if Treeline experiences delays in testing or obtaining regulatory approvals. Also, delays in obtaining regulatory approval may increase commercialization costs if the competitive environment becomes more intense prior to market entry. Treeline does not know whether any of Treeline’s preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.
Moreover, principal investigators for Treeline’s clinical trials may serve as scientific advisors or consultants to Treeline from time to time and receive compensation in connection with such services. Under certain circumstances, Treeline may be required to report some of these relationships to the FDA or comparable foreign regulatory authorities. The FDA or comparable foreign regulatory authority may conclude that a financial relationship between Treeline and a principal investigator has created a conflict of interest or otherwise affected interpretation of the study. The FDA or comparable foreign regulatory authority may therefore question the integrity of the data generated at the applicable clinical trial site and the utility of the clinical trial itself may be jeopardized. This could result in a delay in approval, or rejection, of Treeline’s marketing applications by the FDA or comparable foreign regulatory authority, as the case may be, and may ultimately lead to the denial of regulatory approval of one or more of Treeline’s product candidates.
Treeline may make formulation or manufacturing changes to Treeline’s product candidates, in which case Treeline may need to conduct additional preclinical or clinical studies to bridge Treeline’s modified product candidates to earlier versions. If Treeline experiences delays in the commencement or completion of Treeline’s clinical trials, or if Treeline terminates a clinical trial prior to completion, the commercial prospects of Treeline’s current or any future product candidates could be negatively impacted, and Treeline’s ability to generate revenues from Treeline’s current or future product candidates may be delayed or eliminated entirely.
A marketed inhibitor (tazemetostat) in the same class as TLN-254 was withdrawn from the market due to safety concerns, and adverse developments affecting the EZH2 inhibitor class could delay, limit or prevent the development and approval of TLN-254 (including for use in combination with TLN-121).
TLN-254, one of Treeline’s clinical-stage product candidates, is an oral inhibitor of EZH2 that Treeline in-licensed from Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”). In March 2026, another EZH2 inhibitor, tazemetostat (formerly marketed as Tazverik), was voluntarily withdrawn from all markets, including the United States, after an independent data monitoring committee identified cases of secondary hematologic malignancies in a clinical trial combining tazemetostat with lenalidomide and rituximab (18 cases, 5.7% hematologic secondary malignancy) compared to lenalidomide and rituximab alone (0 cases of hematologic second primary malignancy) in patients with relapsed or refractory follicular lymphoma, leading its sponsor to also discontinue clinical development. In June 2026, the FDA placed a partial clinical hold on Treeline’s clinical trials evaluating treatment with TLN-254. This hold has impacted the Phase 1 TLN-254 monotherapy trial in patients with relapsed or refractory peripheral T-cell lymphoma, and a separate Phase 1 trial that includes a treatment arm of TLN-254 in combination with TLN-121 in patients with non-Hodgkin’s lymphoma. As a result of these developments, the FDA and comparable foreign regulatory authorities may apply heightened scrutiny to product candidates that inhibit

EZH2, including TLN-254, and may require additional preclinical or clinical data, impose additional clinical holds, labeling restrictions or monitoring requirements, narrow the patient populations that may be studied or treated, or decline to approve TLN-254 (including for use in combination with TLN-121). Any of these outcomes, or any actual or perceived safety concerns associated with the EZH2 inhibitor class generally, could delay, limit or prevent the development, regulatory approval or commercialization of TLN-254, could reduce its commercial potential if approved, and could require Treeline to commit additional resources, any of which could materially and adversely affect Treeline’s business, financial condition, results of operations and prospects. Because Treeline in-licensed TLN-254 from Hengrui, Treeline may also have limited control over certain development, regulatory and manufacturing decisions for the program and depends on Hengrui’s continued performance under Treeline’s license agreement with Hengrui (the “Hengrui License Agreement”).
Treeline relies, and expects to continue to rely, on third parties to conduct its discovery, preclinical studies, manufacturing and clinical trials, and if these third parties do not satisfactorily carry out their contractual duties, fail to comply with applicable regulatory requirements or do not meet expected deadlines, Treeline’s development programs may be delayed or subject to increased costs or Treeline may be unable to obtain marketing authorization, each of which may have an adverse effect on Treeline’s business, financial condition, results of operations and prospects.
Treeline does not independently conduct all aspects of its discovery and preclinical studies, manufacturing, and clinical trials. It relies, and expects to continue to rely, on third parties such as CROs, contract development and manufacturing organizations (“CDMOs”), consultants, clinical investigators, clinical trial sites, collaborators and other independent contractors to conduct, supervise or monitor its preclinical studies and clinical trials, and to conduct manufacturing and it has limited control over their activities. The timing of the initiation and completion of these activities will therefore be partially controlled by such third parties and may result in delays to Treeline’s development programs. Specifically, Treeline expects CROs, independent clinical investigators and consultants to play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. However, these third parties are not Treeline’s employees, may have competing priorities and commitments to other entities, and may not devote sufficient time or resources to Treeline’s programs or meet expected deadlines. In addition, Treeline has less control over the timing, quality and other aspects of discovery and preclinical studies, manufacturing and clinical trials than it would if it were to conduct these activities on its own. Nevertheless, Treeline is responsible for ensuring that these third parties comply with current Good Manufacturing Practices (“cGMPs”), GCP and Good Laboratory Practice requirements and other applicable regulations, and if they fail to do so, or fail to conduct a study or trial in accordance with the applicable protocol, or fail to be diligent, careful or timely, the data generated may be deemed unreliable and Treeline may be required to repeat, extend or delay its studies or trials or conduct additional ones. Treeline cannot make any assurances that, upon inspection, the FDA will determine that its clinical trials comply with GCPs. Treeline’s failure or the failure of third parties on whom Treeline relies to comply with these regulations may require Treeline to stop and/or repeat clinical trials, which would delay the marketing authorization process or prevent marketing authorization.
There is no guarantee that any such CROs, clinical trial investigators, clinical trial sites or other third parties on which Treeline relies will devote adequate time and resources to Treeline’s development activities or perform as contractually required. In addition, these third parties may be subject to macroeconomic conditions, such as staffing shortages and supply chain or inflationary pressures that limit their ability to achieve anticipated timelines or result in a greater cost to Treeline. For example, Treeline is aware of recurrent shortages of non-human primates available for preclinical studies and although that is not expected to impact Treeline’s current business, if Treeline begins new product development programs Treeline could be subject to longer development times or difficulty completing necessary research.
Furthermore, these third parties may also have relationships with other entities, some of which may be Treeline’s competitors for whom they may also be conducting clinical trials or other therapeutic candidate development activities that could harm Treeline’s competitive position.
If any of these third parties terminate their engagement with Treeline, perform inadequately, experience their own regulatory, financial or operational difficulties, or fail to meet applicable standards, Treeline’s business could be adversely affected, research and development programs may be delayed or impaired, its costs may increase, and its ability to obtain regulatory approval for and to commercialize its product candidates may be impaired.
From time to time, Treeline may support investigator-initiated or investigator-sponsored clinical trials of its product candidates that are conducted by third-party investigators or institutions over whose design, conduct, data collection and regulatory compliance Treeline has limited control. Adverse events, protocol deviations, non-compliance with applicable regulatory requirements or unfavorable or inconsistent results arising in any such trial could delay, limit or otherwise harm the clinical development or regulatory approval of Treeline’s product candidates, even though Treeline would not control these trials. Treeline may also have obligations to collect, evaluate and report to the FDA or comparable foreign regulatory authorities safety information arising from any such trials. Serious adverse events or other safety findings in any such trial could be attributed to Treeline’s product candidates, could result in a clinical hold or other regulatory action affecting Treeline’s own clinical trials, and could harm the reputation of, or market perception regarding, the affected product candidate.
If Treeline experiences delays or difficulties in the enrollment of patients in clinical trials, Treeline’s receipt of necessary regulatory approvals could be delayed or prevented.
Patient enrollment, a significant factor in the timing and completion of clinical trials, is affected by many factors including the size and nature of the patient population, the number and location of enrolling clinical sites engaged by Treeline, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the inability to obtain and maintain patient consents, the risk that enrolled participants will drop out before completion, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs or therapeutic biologics, including those being developed by Treeline’s competitors, that may be approved for the indications being investigated by Treeline, and patients’ inability to complete treatment due to illness or other events. The patient populations for Treeline’s product candidates are limited to those with non-Hodgkin’s lymphomas, T-cell lymphoma, and KRAS mutant solid tumors, which are substantially smaller than the general treated cancer population, and certain of these cancers may have limited prevalence. Clinical sites participating in Treeline-sponsored clinical trials will need to screen and identify these patients, including through the evaluation of patient biopsies and blood samples that may require the use of companion diagnostic tests, and it may be difficult to identify and enroll a sufficient number of eligible patients. In addition, some of Treeline’s competitors currently have ongoing clinical trials for product candidates that would seek to enroll the same patients as Treeline’s product candidates, and patients who would otherwise be eligible for Treeline’s clinical trials may instead enroll in clinical trials of Treeline’s competitors’ product candidates.
Furthermore, Treeline expects to rely on its collaborators, CROs and clinical trial sites to ensure the proper and timely conduct of its future clinical trials, including the patient enrollment process, and Treeline has limited influence over their performance. Additionally, Treeline could encounter delays if treating physicians face unresolved ethical issues associated with enrolling patients in current or planned clinical trials of Treeline’s current or any future product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles.
Treeline may not be able to initiate or continue its ongoing or planned clinical trials for its current or future product candidates if it is unable to enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable foreign regulatory authorities. Treeline cannot be certain (i) how many patients will meet its criteria for inclusion in its clinical trials, (ii) that the number of patients enrolled in each program will suffice for marketing authorization or (iii) whether the indication targeted will be included in the approved product labeling. If Treeline’s strategies for patient identification and enrollment prove unsuccessful, it may have difficulty enrolling or maintaining patients appropriate for Treeline’s product candidates. Patient enrollment is also affected by other factors, including:
•	severity of the disease under investigation;
•	the incidence and prevalence of Treeline’s target indications;
•	Treeline’s ability to recruit clinical trial investigators of appropriate competencies and experience;
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clinicians’ and patients’ awareness of, and perceptions as to, the potential advantages and risks of Treeline’s product candidates in relation to other available therapies, including any new products that may be approved for the indications it is investigating;

•	the availability, expertise, dedication and selection of CROs, to manage operations related to clinical trial enrollment;
•	competing studies or trials with similar eligibility criteria;

•	invasive procedures required to enroll patients and to obtain evidence of the product candidate’s performance during the clinical trial;
•	availability and efficacy of approved medications for the disease under investigation;
•	eligibility criteria defined in the protocol for the trial in question;
•	the size and nature of the patient population required for analysis of the trial’s primary endpoints;
•	efforts to facilitate timely enrollment in clinical trials;
•	whether Treeline is subject to a partial or full clinical hold on any of its clinical trials;
•	reluctance of physicians or patient advocacy organizations to encourage patient participation in clinical trials;
•	the ability to monitor patients adequately during and after treatment;
•	Treeline’s ability to obtain and maintain patient consents; and
•	proximity and availability of clinical trial sites for prospective patients.
If Treeline is unable to enroll a sufficient number of patients for its clinical trials, it would result in significant delays or might require it to abandon one or more clinical trials altogether. Even if Treeline is able to enroll a sufficient number of patients for its clinical trials, it may have difficulty retaining patients in its clinical trials. For example, if patients are receiving placebo in a clinical trial, those patients may perceive that they are not receiving the product candidate being tested, and they may decide to withdraw from that clinical trial to pursue other alternative therapies rather than continue the trial with the perception that they are receiving placebo. Enrollment delays in Treeline’s clinical trials may result in increased development costs for TLN-121, TLN-254, TLN-372 and TLN-499, or other potential or future product candidates, slow down or halt Treeline’s product candidate development and approval process and jeopardize its ability to seek and obtain the regulatory approval required to commence product sales and to generate revenue, if needed.
Adverse side effects or other safety risks associated with TLN-121, TLN-254, TLN-372 and TLN-499 or other potential or future product candidates Treeline may develop could delay or preclude approval, cause Treeline to suspend or discontinue clinical trials or abandon further development, limit the commercial profile of an approved product, or result in significant negative consequences following regulatory approval, if any.
There may be treatment-related SAEs or unexpected serious adverse reactions suspected to be associated with the use of TLN-121, TLN-254, TLN-372 and TLN-499 or other potential or future product candidates. Treeline’s clinical trials may reveal significant adverse events not seen in its preclinical studies or prior clinical trials and may result in a safety or tolerability profile that could delay or prevent regulatory approval or market acceptance of TLN-121, TLN-254, TLN-372 and TLN-499 or other product candidates. Undesirable or clinically unmanageable side effects observed in Treeline’s clinical trials for its product candidates or of a competitor developing similar product candidates could occur and cause it or regulatory authorities to interrupt, delay or halt Treeline’s clinical trials (such as the partial clinical hold of Treeline’s TLN-254 clinical trials with respect to the cohorts receiving TLN-254 as a monotherapy or in combination with TLN-121) and could result in more restrictive labeling than anticipated or the delay or denial of regulatory approval by the FDA or comparable foreign regulatory authorities. The partial clinical hold on TLN-254 could delay Treeline’s development of TLN-254 and, if Treeline is unable to resolve it, could result in termination of the TLN-254 program. If additional adverse events, SAEs or other side effects are observed in any of Treeline’s or its competitor’s clinical trials that are atypical of, or more severe than, the known side effects of the respective class of agents that each of Treeline’s product candidates is a part of, or other products in development for the same indications, or the current standard of care, Treeline may have difficulty recruiting participants to its clinical trials, participants may drop out of its trials, or Treeline may be required to abandon those trials or its development efforts of one or more product candidates altogether. Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of subjects and limited duration of exposure, rare and severe side effects of Treeline’s product candidates or those of its competitors may only be uncovered with a significantly larger number of patients exposed to the drug. Undesirable or clinically unmanageable side effects observed in Treeline’s clinical trials for its product candidates could also occur following discontinuation of TLN-121, TLN-254, TLN-372 and TLN-499, or other product candidates with sufficient recovery periods, and Treeline will need to monitor the severity and duration of side effects in its clinical trials. If such effects are more severe, less reversible than Treeline expects or not reversible at all, it may decide or be required to perform additional studies or to halt or delay further clinical or preclinical development of TLN-121, TLN-254, TLN-372 or TLN-499, as applicable, or other product candidates, which could result in the delay or denial of regulatory approval by the FDA or other comparable foreign regulatory authorities. Adverse events and SAEs that emerge during clinical investigation of or treatment with TLN-121, TLN-254, TLN-372 and TLN-499 or other product candidates may be deemed to be related to Treeline’s product candidates. Moreover, if Treeline’s product candidates are associated with undesirable side effects in clinical trials or have characteristics that are unexpected, Treeline may elect to abandon or limit its development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective, which may limit the commercial expectations for Treeline’s product candidates, if approved. This may require longer and more extensive clinical development, or regulatory authorities may increase the amount of data and information required to approve, market or maintain approval for TLN-121, TLN-254, TLN-372 and TLN-499 or future product candidates and could result in warnings and precautions in Treeline’s product labeling or a restrictive REMS. This may also result in an inability to obtain approval of TLN-121, TLN-254, TLN-372 and TLN-499 or future product candidates. Treeline, the FDA or other comparable foreign regulatory authorities or an IRB or ethics committee may suspend clinical trials of a product candidate at any time for various reasons, including a belief that participants in such trials are being exposed to unacceptable health risks or adverse side effects. Even if the side effects do not preclude a product candidate from obtaining or maintaining regulatory approval, undesirable side effects may inhibit market acceptance of such approved product due to its safety or tolerability versus other therapies. Further, it is possible that, as Treeline tests its product candidates in larger, longer and more extensive clinical trials, including with different dosing regimens, or as the use of its drug candidates becomes more widespread following any regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier trials, as well as conditions that did not occur or went undetected in previous trials, will be reported by patients. Any of these developments could materially harm Treeline’s business, financial condition, results of operations and prospects.
Preliminary, topline or interim data from Treeline’s clinical trials that it announces or publishes from time to time may change as more patient data become available and/or are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, Treeline may publicly disclose preliminary, topline or interim data from its clinical trials, such as preliminary, topline or interim data analysis from its ongoing Phase 1 clinical trials for TLN-121, TLN-254 and TLN-372. These data and related findings and conclusions may only reflect certain endpoints rather than all endpoints and are subject to change. Treeline also makes assumptions, estimations, calculations and conclusions as part of its analyses of data, and it may not have received or had the opportunity to fully and carefully evaluate all data. As a result, the preliminary or topline results that Treeline reports may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data have been received and fully evaluated.
Preliminary or topline data also remain subject to review and verification procedures that may result in the final data being materially different from the preliminary or topline data Treeline previously published. As a result, preliminary and topline data should be viewed with caution until the final data are available. In addition, Treeline may report preliminary data or interim analyses of the clinical trials it may conduct and complete, which are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse changes between preliminary or interim data and final data could significantly harm Treeline’s business and prospects.
Further, the information Treeline chooses to publicly disclose regarding a particular study or clinical trial is typically selected from a more extensive amount of available information. You or others may not agree with what Treeline determines is the material or otherwise appropriate information to include in its disclosure, and any information Treeline determines not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular product, product candidate or its business. If the preliminary, topline or interim data that Treeline reports differ from later, final or actual results, or if others, including regulatory authorities, disagree with the conclusions reached, its ability to obtain approval for, and commercialize, its product candidates may be harmed, which could harm its business, financial condition, results of operations and prospects.

Treeline may seek to develop and commercialize its product candidates in combination with other therapies, which exposes Treeline to additional risks.
Treeline may seek to develop or commercialize its product candidates in combination with one or more currently approved therapies or therapies in development. The availability, pricing, supply, regulatory status and clinical performance of any such combination agent are outside Treeline’s control. If Treeline’s product candidates are used in combination with therapies that are supplied by third parties, Treeline will depend on those third parties to supply, in sufficient quantities and on a timely basis, the combination therapies on terms acceptable to Treeline, if at all. If Treeline is unable to obtain a sufficient supply of those combination therapies on commercially reasonable terms, or at all, Treeline’s clinical development or commercialization activities involving such combination therapies could be delayed, limited or prevented. Additionally, if a combination agent is withdrawn from the market, becomes the subject of a safety signal, is not supplied on commercially reasonable terms, or fails to demonstrate efficacy in the relevant indication, the development or commercialization of Treeline’s product candidate in combination with that agent could be delayed or abandoned, and any approval Treeline obtains may be limited to use in combination with a specific agent.
Even if any product candidate Treeline develops were to receive marketing approval or be commercialized for use in combination with other existing therapies, Treeline would continue to be subject to the risks that the FDA or comparable foreign regulatory authorities could revoke approval of the combination therapy, or that a third-party therapy that Treeline’s product candidates are used in combination with could be withdrawn from the market, or that safety, efficacy, manufacturing or supply issues could arise with respect to any of the combination therapies. This could result in Treeline’s products, if approved, being removed from the market or being less successful commercially. Treeline may also evaluate its product candidates in combination with one or more other therapies that have not yet been approved for marketing by the FDA or comparable foreign regulatory authorities. Treeline will not be able to market and sell any product candidate in combination with any such unapproved therapies that do not ultimately obtain marketing approval. In addition, unapproved therapies face the same regulatory, development and commercial risks as Treeline’s own product candidates.
Although Treeline intends to explore other therapeutic opportunities in addition to the product candidates that it is currently developing, Treeline may fail to identify viable new product candidates for clinical development for a number of reasons. If Treeline fails to identify additional potential product candidates, its business could be materially harmed.
Treeline may expend its limited resources to pursue a particular product candidate in specific indications and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success. Because Treeline has limited financial and managerial resources, it focuses its development efforts on certain selected product candidates in certain selected indications. As a result, Treeline may forgo or delay pursuit of opportunities with other potential or future product candidates, or other indications for its current or any future product candidates that later prove to have greater commercial potential. Treeline’s resource allocation decisions may cause it to fail to capitalize on viable commercial products or profitable market opportunities. Treeline’s spending on current and future development programs and product candidates for specific indications may not yield any commercially viable product candidates. If Treeline does not accurately evaluate the commercial potential or target market for a particular product candidate, Treeline may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for it to retain sole development and commercialization rights to such product candidate.
The breadth and diversity of Treeline’s pipeline may strain its limited resources, and Treeline may be unable to advance all of its programs or to prioritize among them effectively.
Treeline’s pipeline is broad and diverse, comprising multiple product candidates and programs that span different modalities, biological targets, therapeutic areas and indications and that range across stages of development from discovery and preclinical research through Phase 1 clinical trials. Advancing a large number of programs in parallel requires substantial financial, managerial, scientific, clinical, regulatory, manufacturing and operational resources, as well as significant management attention, and Treeline has limited resources. As a result, Treeline must continually decide which product candidates, modalities and indications to prioritize, and it may be unable to advance all of its programs simultaneously or on its anticipated timelines. Treeline’s prioritization and resource-allocation decisions may prove to be incorrect, and constraints on its resources or management attention could delay one or more programs, cause Treeline to narrow, partner, deprioritize or discontinue programs that later prove to have greater scientific or commercial potential, or otherwise impair Treeline’s ability to execute across its pipeline. These challenges may be heightened as Treeline integrates its operations with Standard BioTools and operates as part of a combined public company, and any failure to manage the breadth and complexity of its pipeline effectively could materially and adversely affect Treeline’s business, financial condition, results of operations and prospects.
Treeline’s ability to identify new product candidates depends on its integrated drug discovery organization, including its wet-lab and computational capabilities, which may not perform as expected.
Treeline’s ability to identify, evaluate and advance new product candidates depends on its integrated drug discovery organization, which combines in-house wet-lab research — including custom assay development, structural and biophysical characterization of targets, and medicinal chemistry across small molecule inhibitors, protein degraders and targeted therapy antibody-drug conjugates (“TT-ADCs”) — with computational capabilities, including physics-based modeling and artificial intelligence and machine learning (“AI/ML”). Treeline uses these computational tools to accelerate and sharpen its experimental work and to prioritize experiments and compounds for synthesis and testing, rather than as a substitute for its wet-lab research or the judgment of its scientific personnel. The success of these efforts depends on the quality and completeness of the underlying biological and chemical data, the validity of Treeline’s models and assumptions, the integration of its experimental and computational work, and the expertise and continued service of its scientists. These methods are complex and rapidly evolving, and they may produce inaccurate predictions, may fail to identify viable product candidates, or may yield candidates that do not translate from preclinical models into clinical efficacy or an acceptable safety profile. Treeline’s discovery efforts may also be rendered less competitive by advances in computational chemistry, structural biology or AI/ML-based drug discovery achieved by others. Any of these outcomes could impair Treeline’s ability to replenish its pipeline and could materially harm Treeline’s business.
Treeline’s use of AI/ML and other computational methods is also subject to evolving legal, regulatory and ethical considerations, including with respect to data rights, the intellectual property protection of its computational methods and their outputs, and regulatory expectations regarding the evidence supporting computational claims. The legal and regulatory framework governing AI/ML continues to develop and remains uncertain, and compliance may be costly and time-consuming. Any failure by Treeline, or by the third parties on whose data, models or computing infrastructure it relies, to comply with these requirements, or any actual or perceived misuse of these tools, could expose Treeline to regulatory or legal liability or reputational harm, or could delay or limit its discovery and development activities.
Treeline’s product candidates include targeted protein degraders and other modalities that have limited clinical and regulatory precedent.
Treeline’s product candidates span multiple modalities, including targeted protein degraders, such as TLN-121 and TLN-499, and small-molecule inhibitors, such as TLN-254 and TLN-372, and Treeline is pursuing additional modalities in its preclinical and discovery programs. Certain of these modalities, in particular targeted protein degradation and TT-ADCs, have limited clinical and regulatory precedent. The number of approved therapies based on these modalities remains limited, and the FDA and comparable foreign regulatory authorities have limited experience reviewing them. As a result, the regulatory pathway for Treeline’s product candidates may be longer, more uncertain, more complex or more costly than for therapies based on more established modalities, and regulators may apply novel or evolving standards or require additional preclinical or clinical data. These modalities may also present development and manufacturing challenges and may be associated with unexpected safety, efficacy, pharmacokinetic or immunogenicity findings that are not yet fully understood. Any of these factors could delay or prevent the development, regulatory approval or commercialization of Treeline’s product candidates, and adverse developments affecting one product candidate or program based on a given modality could negatively affect Treeline’s other potential or future product candidates or programs that rely on the same or similar approaches.
Treeline is conducting, and may in the future conduct, clinical trials of its product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.
Treeline is conducting, and may in the future conduct, clinical trials of its product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials. For example, Treeline’s ongoing Phase 1 study of TLN-372 is being conducted in the United States, Canada, Australia and Spain. The acceptance of data from clinical trials conducted outside the United States by the FDA or other comparable foreign regulatory authorities may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the sole basis for regulatory approval in the United States, the FDA will generally not approve the application unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such an inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. In addition, even where the foreign study data are not intended to serve as the sole basis for approval, the FDA will not accept the data from a foreign clinical study not conducted under an IND as support for an application for marketing approval unless the study is well-designed and well-conducted in accordance with GCPs and the FDA is able to validate the data from the study through an on-site inspection if deemed necessary. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. Conducting clinical trials outside the United States also exposes Treeline to additional risks, including risks associated with foreign exchange fluctuations, compliance with foreign manufacturing, customs, shipment and storage requirements, and cultural differences in medical practice and clinical research, and diminished protection of intellectual property in some countries.
There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. For example, for FDA acceptance, Treeline will have to demonstrate that the foreign data are applicable to the U.S. population and U.S. medical practice. If the FDA or other comparable foreign regulatory authorities do not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that Treeline may develop being delayed or not receiving approval for commercialization in the applicable jurisdiction.
If, in the future, Treeline is unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market any product it may develop, Treeline may not be successful in commercializing those products if they are approved.
Treeline does not have a sales or marketing infrastructure and has no experience in the sales, marketing or distribution of any current or future product candidates. To achieve commercial success for any approved product, Treeline must either develop a sales and marketing organization or outsource these functions to third parties. In the future and if any of Treeline’s product candidates are approved, it may choose to build a focused sales, marketing and commercial support infrastructure to sell, or participate in sales activities with collaborators for some of Treeline’s current or future product candidates.
There are risks involved with both establishing Treeline’s own commercial capabilities and entering into arrangements with third parties to perform these services. For example, factors that may inhibit Treeline’s efforts to commercialize any approved product candidates include:
•	the inability to recruit and retain adequate numbers of effective sales, marketing, coverage or reimbursement, customer service, medical affairs and other support personnel;
•	the inability of sales personnel to obtain access to or persuade adequate numbers of decision makers of the utility of future approved product candidates;
•	the inability of reimbursement professionals to negotiate arrangements for formulary access, reimbursement and other acceptance by payors;
•	the inability to price any of Treeline’s current or future product candidates at a sufficient price point to ensure an adequate and attractive level of profitability;
•	restricted or closed distribution channels that make it difficult to distribute Treeline’s current or future product candidates to segments of the patient population;
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the lack of complementary product candidates to be offered by sales personnel, which may put Treeline at a competitive disadvantage relative to companies with more extensive product candidate lines; and

•	unforeseen costs and expenses associated with creating an independent commercialization organization.

If the commercial launch of a product candidate, if approved, for which Treeline recruits a sales force and establishes marketing and other commercialization capabilities is delayed or does not occur for any reason, Treeline would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and Treeline’s investment would be lost if Treeline cannot retain or reposition its commercialization personnel.
If Treeline were to enter into arrangements with third parties to perform sales, marketing, commercial support and distribution services, Treeline’s sales revenue or the profitability of sales revenue may be lower than if Treeline were to do so itself. In addition, Treeline may not be successful in entering into arrangements with third parties to commercialize its product candidates or may be unable to do so on terms that are favorable to it. Treeline may have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market Treeline’s product candidates effectively. If Treeline does not establish commercialization capabilities successfully, either on its own or in collaboration with third parties, it will not be successful in commercializing its product candidates, if approved.
Treeline’s current or future product candidates may not achieve adequate market acceptance among physicians, patients or their families, healthcare payors and others in the medical community necessary for commercial success.
Even if Treeline’s current or future product candidates receive regulatory approval, they may not gain adequate market acceptance among physicians, patients or their families, third-party payors and others in the medical community. The degree of market acceptance of any of Treeline’s approved product candidates will be dependent on a number of factors, including:
•	the efficacy, durability and safety profile as demonstrated in clinical trials compared to alternative treatments;
•	the timing of market introduction of the product candidate as well as competitive products;
•	the clinical indications for which a product candidate is approved;
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restrictions on the use of product candidates in the labeling approved by regulatory authorities, such as boxed warnings or contraindications in labeling, or a REMS, if any, which may not be required of alternative treatments and competitor products;

•	the terms of any approvals and the countries in which approvals are obtained;
•	the potential and perceived advantages of Treeline’s current or future product candidates over alternative treatments;
•	the cost of treatment in relation to alternative treatments and the cost/benefit ratios of each;
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the availability of coverage and adequate reimbursement by third-party payors, including government authorities, and timing of relevant formulary decision-making resulting in this coverage and reimbursement;

•	the availability of an approved product candidate for use as a combination therapy;
•	relative convenience and ease of administration in relation to competition;
•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;
•	the effectiveness of sales, marketing efforts and market access;
•	publicity relating to Treeline’s product candidates or those of Treeline’s competitors;
•	potential product liability claims; and
•	the approval of new therapies for the same indications.
If any of Treeline’s current or future product candidates are approved but do not achieve an adequate level of acceptance by physicians, hospitals, healthcare payors and patients, it may not generate or derive sufficient revenue from that product candidate and its financial results could be negatively impacted. Treeline’s efforts to educate the medical community and third-party payors regarding the benefits of its products may require significant resources and may never be successful.

If Treeline’s product candidates do not achieve projected development milestones or commercialization in the announced or expected timeframes, the further development or commercialization of such product candidates may be delayed, and its business will be harmed.
Treeline has estimated, and may in the future estimate, the timing of the accomplishment of various scientific, clinical, manufacturing, regulatory and other product development objectives. These milestones have and may include Treeline’s expectations regarding the commencement or completion of preclinical studies and clinical trials, data readouts, the submission of regulatory filings, the receipt of marketing approval or the realization of other commercialization objectives. The achievement of many of these milestones may be outside of Treeline’s control. All of these milestones are based on a variety of assumptions, including assumptions regarding capital resources, constraints and priorities, progress of and results from development activities and the receipt of key regulatory approvals or actions, any of which may cause the timing of achievement of the milestones to vary considerably from Treeline’s estimates. If Treeline or its collaborators fail to achieve announced milestones in the expected timeframes, the commercialization of the product candidates may be delayed, its credibility may be undermined and its business and results of operations may be harmed.
Even if Treeline completes the necessary preclinical studies and clinical trials, Treeline cannot predict when, or if, Treeline will obtain regulatory approval to commercialize a product candidate and the approval may be for a narrower indication than Treeline seeks.
Prior to commercialization, Treeline’s product candidates must be approved by the FDA pursuant to an NDA in the United States and pursuant to similar marketing applications by comparable foreign regulatory authorities. The process of obtaining marketing approvals, both in the United States and abroad, is expensive and takes many years, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Failure to obtain marketing approval for a product candidate will prevent Treeline from commercializing the product candidate. Treeline has not received approval to market Treeline’s product candidates from regulatory authorities in any jurisdiction. Treeline has no experience in submitting and supporting the applications necessary to gain marketing approvals, and, in the event regulatory authorities indicate that Treeline may submit such applications, Treeline may be unable to do so as quickly and efficiently as desired. Securing marketing approval requires the submission of extensive preclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Treeline’s product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude Treeline’s obtaining marketing approval or prevent or limit commercial use. Regulatory authorities have substantial discretion in the approval process and may refuse to accept or file any application or may decide that Treeline’s data are insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate.
Approval of Treeline’s product candidates may be delayed or refused for many reasons, including:
•	the FDA or comparable foreign regulatory authorities may disagree with the design or implementation of Treeline’s clinical trials;
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Treeline may be unable to demonstrate, to the satisfaction of the FDA or comparable foreign regulatory authorities, that Treeline’s product candidates are safe and effective for any of their proposed indications;

•	the populations studied in clinical trials may not be sufficiently broad or representative to assure efficacy and safety in the populations for which Treeline seeks approval;
•	the results of clinical trials may not meet the level of statistical significance required by the FDA or comparable foreign regulatory authorities for approval;
•	Treeline may be unable to demonstrate that Treeline’s product candidates’ clinical and other benefits outweigh their safety risks; or
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the data collected from clinical trials of Treeline’s product candidates may not be sufficient to support the submission of an NDA or other comparable submission in foreign jurisdictions or to obtain regulatory approval in the United States or elsewhere.

Even if Treeline’s product candidates meet their pre-specified safety and efficacy endpoints in clinical trials, the regulatory authorities may not complete their review processes in a timely manner and may not consider such clinical trial results sufficient to grant, or Treeline may not be able to obtain regulatory approval. Additional delays may result if an FDA Advisory Committee or other regulatory authority recommends non-approval or restrictions on approval. In addition, Treeline may experience delays or rejections based upon additional government regulation from future legislation or administrative action, or changes in regulatory authority policy during the period of product development, clinical trials and the review process.
Regulatory authorities also may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of narrow indications, warnings, contraindications or a REMS. These regulatory authorities may also grant approval subject to the performance of costly post-marketing clinical trials. In addition, regulatory authorities may not approve the labeling claims that are necessary or desirable for the successful commercialization of Treeline’s product candidates. Any of the foregoing scenarios could materially harm the commercial prospects for Treeline’s product candidates and adversely affect Treeline’s business, financial condition, results of operations and prospects.
Adverse events in the therapeutic fields being pursued by Treeline, including oncology, neurology or immunology, or in the biopharmaceutical and biotechnology industries, could damage public perception of Treeline’s current or future product candidates and negatively affect Treeline’s business.
Treeline’s approach includes the use of targeted protein degraders and other modalities with limited clinical and regulatory precedent. Adverse events in clinical trials of Treeline’s product candidates, or post-marketing activities, or in clinical trials of others developing similar products or that are related to approved therapies with similar modalities to Treeline’s product candidates, and the resulting publicity, as well as any other adverse events that may occur in the future in any of the therapeutic fields or modalities being pursued by Treeline, could result in a decrease in demand for any product that Treeline may develop. If public perception is influenced by claims that the use of therapies in any of the therapeutic fields or modalities being pursued by Treeline is unsafe, whether related to Treeline’s therapies or those of its competitors, Treeline’s product candidates or products, if approved, may not be accepted by the general public or the medical community.
Future adverse events in any of the therapeutic fields or modalities being pursued by Treeline or the biopharmaceutical and biotechnology industries could also result in greater government regulation, stricter labeling requirements and potential regulatory delays in the testing or approvals of Treeline’s products. Any increased scrutiny could delay or increase the costs of obtaining marketing approval for Treeline’s current or future product candidates.
Treeline may need to use existing commercial diagnostic tests or develop, or enter into a collaboration or partnership to develop, novel complementary diagnostics and/or novel companion diagnostics for some of its current or future product candidates. If Treeline or its partners are unable to successfully develop these companion diagnostics or complementary diagnostics, or experience significant delays in doing so, Treeline may not realize the full commercial potential of its future product candidates.
In some cases, a predictive biomarker may be used to identify the right patients for Treeline’s programs and its current or future product candidates. Accordingly, Treeline believes that its success may depend, in part, on its ability to use existing diagnostic tests from third parties or develop novel complementary diagnostics and/or novel companion diagnostics in collaboration with partners.
In the event that novel tests will need to be developed, Treeline has little experience in the development of diagnostics. Treeline expects to rely on partners in developing appropriate diagnostics to pair with its current or future product candidates. Treeline may be unsuccessful in entering into or maintaining collaborations for the development of companion diagnostics for use with its current or future product candidates in its markets of interest.
Complementary diagnostics and companion diagnostics are subject to regulation by the FDA and comparable foreign regulatory authorities as medical devices and require separate regulatory approval, clearance or certification prior to commercialization. In addition, if the FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, the FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic is not also approved or cleared for that indication. Companion diagnostics are developed in conjunction with clinical programs for the associated therapeutic product, and the FDA has generally required premarket approval of companion diagnostics for certain therapies. The approval or clearance of a companion diagnostic as part of the therapeutic product’s further labeling limits the use of the therapeutic product to only those patients who express the specific characteristic, such as a biomarker, that the companion diagnostic was developed to detect.
If Treeline, its partners, or any third parties that Treeline engages to assist it, are unable to successfully develop complementary diagnostics and/or companion diagnostics for its product candidates and any future product candidates, or Treeline experiences delays in doing so:
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the development of Treeline’s product candidates and any other future product candidates may be adversely affected if Treeline is unable to appropriately select patients for enrollment in Treeline’s clinical trials;

•	Treeline may be unable to obtain approval for any of its product candidates for which the FDA or foreign regulatory authority has determined a companion diagnostic is required; and
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Treeline may not realize the full commercial potential of its product candidates and any other future product candidates that receive marketing approval if, among other reasons, Treeline is unable to appropriately identify, or it takes Treeline longer to identify, patients who are likely to benefit from therapy with its products, if approved.

Even if Treeline or its current or future partners are successful in the development of diagnostics for use with its current or future product candidates, there are also risks associated with the commercial supply of these diagnostics.
Treeline’s future growth may be dependent, in part, on its ability to operate in foreign markets, where it would be subject to additional regulatory burdens and other risks and uncertainties.
Treeline’s future growth may be dependent, in part, on its ability to develop and commercialize TLN-121, TLN-254, TLN-372 and TLN-499, if approved, and other potential or future product candidates in foreign markets for which it may rely on collaboration with third parties. Treeline is not permitted to market or promote TLN-121, TLN-254, TLN-372 and TLN-499 or other product candidates before it receives regulatory approval from the applicable regulatory authority in that foreign market and may never receive such regulatory approval for TLN-121, TLN-254, TLN-372 and TLN-499 or other product candidates. To obtain separate regulatory approval in many other countries, Treeline must comply with numerous and varying regulatory requirements of such countries regarding safety and efficacy and governing, among other things, manufacturing, clinical trials and commercial sales, pricing and distribution of TLN-121, TLN-254, TLN-372 and TLN-499 or other product candidates, and it cannot predict success in these jurisdictions. If Treeline fails to comply with the regulatory requirements in international markets and receive applicable regulatory approvals, its target market will be reduced and its ability to realize the full market potential of TLN-121, TLN-254, TLN-372 and TLN-499 or other product candidates will be harmed and its business will be adversely affected. Treeline may not obtain foreign regulatory approvals on a timely basis, if at all. Its failure to obtain approval of any of TLN-121, TLN-254, TLN-372 and TLN-499 or other product candidates by regulatory authorities in another country may significantly diminish the commercial prospects of that product candidate and its business, financial condition, results of operations and prospects could be materially and adversely affected. Moreover, even if Treeline obtains approval of TLN-121, TLN-254, TLN-372 and TLN-499 or other product candidates and ultimately commercializes TLN-121, TLN-254, TLN-372 and TLN-499 or other product candidates in foreign markets, it would be subject to the risks and uncertainties, including the burden of complying with complex and changing foreign regulatory, tax, accounting and legal requirements and reduced protection of intellectual property rights in some foreign countries.
The manufacture of drugs is complex, and Treeline’s third-party manufacturers may encounter difficulties in production. If any of Treeline’s third-party manufacturers encounter such difficulties, Treeline’s ability to provide supply of Treeline’s current or future product candidates for clinical trials, Treeline’s ability to obtain marketing approval, or Treeline’s ability to provide supply of Treeline’s product candidates for patients, if approved, could be delayed or stopped.
Treeline does not own or operate facilities for the manufacture of its product candidates and instead relies, and expects to continue to rely, on third-party manufacturers and supply partners to manufacture its current and future product candidates and the components thereof. Treeline intends to establish manufacturing relationships with a limited number of suppliers to manufacture raw materials, the drug substance and finished product of any product candidate for which Treeline is responsible for preclinical or clinical development. As part of any marketing approval, a manufacturer and its processes are required to be qualified by the FDA (or comparable regulatory authorities outside of the United States) prior to regulatory approval. If supply from an approved vendor is interrupted, there could be a significant disruption in commercial supply. An alternative vendor would need to be qualified through appropriate regulatory filings which could result in further delay. The FDA or other regulatory agencies outside of the United States may also require additional studies if a new supplier is relied upon for commercial production. Switching vendors may involve substantial costs and is likely to result in a delay in Treeline’s desired clinical and commercial timelines.
The process of manufacturing drugs is complex, highly regulated and subject to multiple risks. Manufacturing drugs is highly susceptible to product loss due to contamination, equipment failure, improper installation or operation of equipment, vendor or operator error, inconsistency in yields, variability in product characteristics and difficulties in scaling the production process. Even minor deviations from normal manufacturing processes could result in reduced production yields, product defects and other supply disruptions. If microbial, viral or other contaminations are discovered at the facilities of Treeline’s manufacturers, such facilities may need to be closed for an extended period of time to investigate and remedy the contamination, which could delay clinical trials and adversely harm Treeline’s business. Moreover, if the FDA determines that Treeline’s CDMOs are not in compliance with applicable laws and FDA regulations, including those governing cGMPs, the FDA may deny NDA approval until the deficiencies are corrected or Treeline replaces the manufacturer in Treeline’s NDA with a manufacturer that is in compliance. In addition, approved products and the facilities at which they are manufactured are required to maintain ongoing compliance with extensive FDA requirements and the requirements of other similar agencies, including ensuring that quality control and manufacturing procedures conform to cGMP requirements. As such, Treeline’s CDMOs are subject to continual review and periodic inspections to assess compliance with cGMPs. Furthermore, although Treeline does not have day-to-day control over the operations of its CDMOs, it is responsible for ensuring compliance with applicable laws and regulations, including cGMPs.
In addition, Treeline relies on third parties located in China for some of its contract manufacturing, and Treeline expects to continue to use such third-party manufacturers for such purposes. For any activities conducted in China, Treeline is exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments, political unrest or unstable economic conditions in China. In addition, certain Chinese biotechnology companies may become subject to trade restrictions, sanctions, other regulatory requirements, or proposed legislation by the U.S. government, which could restrict or even prohibit Treeline’s ability to work with such entities, thereby potentially disrupting the supply of material to Treeline. For example, the BIOSECURE Act, which was signed into law in December 2025 as part of the National Defense Authorization Act for Fiscal Year 2026, prohibits U.S. federal agencies from entering into or renewing any contract, loan, or grant with any entity that uses biotechnology equipment or services produced or provided by a “biotechnology company of concern” to perform that contract. The BIOSECURE Act also prohibits U.S. government loan and grant recipients from using federal loan or grant money to enter into contracts with entities that use equipment from “biotechnology companies of concern” in the performance of any federal prime contract or subcontract. The Office of Management and Budget (“OMB”) of the U.S. Government will issue a list of “biotechnology companies of concern,” which will include certain companies that are identified on the U.S. Department of Defense’s annual List of Chinese Military Companies, also known as the 1260H List, other entities which the U.S. Government has deemed as such pursuant to a separate designation process, and certain subsidiary, parent, and successor entities of the foregoing. Treeline is currently party to agreements with WuXi Apptec Co., Ltd. (“WuXi Apptec”) and WuXi Biologics for certain development and manufacturing services. WuXi Apptec was designated on the 1260H List on June 8, 2026. WuXi Biologics is not currently designated on the 1260H List; however, WuXi Biologics was previously explicitly named as a “biotechnology company of concern” in pre-enactment draft versions of the BIOSECURE Act. The BIOSECURE Act includes a safe harbor provision providing that the restrictions do not apply to equipment or services that were formerly but are no longer provided by a “biotechnology company of concern.” The BIOSECURE Act also includes a grandfathering provision providing that the prohibitions shall not apply for a five-year period to biotechnology equipment or services produced or provided under a contract or agreement entered into before the applicable effective date. It is unclear whether the grandfathering provision would apply to entities designated as “biotechnology companies of concern” due to their inclusion on the 1260H List. The guidance to be issued by OMB regarding implementation of the BIOSECURE Act may provide further clarity on this point. If WuXi Apptec and/or WuXi Biologics are designated as “biotechnology companies of concern” by OMB, Treeline may be restricted in its ability to work with such companies to the extent Treeline would contract with, or otherwise receive funding from, the U.S. government. As a result, Treeline may need to seek alternative CDMO relationships. While Treeline believes it will be able to identify and contract with such alternative CDMOs, Treeline cannot guarantee that alternative CDMOs with the necessary capabilities and capacity would be available on a timeline that would not materially delay the development of its product candidates and cannot predict the terms of any such alternative arrangement nor what actions may ultimately be taken with respect to trade relations between the United States and China or other countries, what products and services may be subject to such actions or what actions may be taken by China or the other countries in retaliation. In addition, any unfavorable government policies on international trade, such as export controls, capital controls or tariffs, new legislation or regulations, renegotiation of existing trade agreements, or any retaliatory trade actions due to recent or future trade tension, may impede, delay, limit, or increase the cost of manufacturing Treeline’s product candidates. Such events could result in Treeline’s clinical or commercial supply of drug, packaging and other services being interrupted or limited, which would have an adverse effect on Treeline’s business, financial condition, results of operations and prospects.
In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with cGMPs, lot consistency and timely availability of raw materials. Even if Treeline obtains regulatory approval for any of Treeline’s product candidates, there is no assurance that manufacturers will be able to manufacture the approved product to specifications acceptable to the FDA or other regulatory authorities, to produce it in sufficient quantities to meet the requirements for the potential launch of the product or to meet potential future demand. If Treeline’s manufacturers are unable to produce sufficient quantities for clinical trials or for commercialization, commercialization efforts would be impaired, which would have an adverse effect on Treeline’s business, financial condition, results of operations and prospects.
Treeline believes that it will rely on a limited number of manufacturers for its product candidates for which it has identified single-source suppliers for the various steps of manufacture. This reliance on a limited number of manufacturers and the complexity of drug manufacturing and the difficulty of scaling up a manufacturing process could cause the delay of clinical trials, regulatory submissions, required approvals or commercialization of Treeline’s product candidates, cause Treeline to incur higher costs and prevent Treeline from commercializing Treeline’s product candidates successfully. Furthermore, if Treeline’s suppliers fail to deliver the required clinical or commercial quantities of materials on a timely basis and at commercially reasonable prices, and Treeline is unable to secure one or more replacement suppliers capable of production in a timely manner at a substantially equivalent cost, Treeline’s clinical trials may be delayed or Treeline could lose potential revenue.
Treeline may not be successful in finding strategic collaborators for development of existing or future product candidates or successfully commercializing or competing in the market for certain indications.
In the future, Treeline may decide to collaborate with other pharmaceutical and biotechnology companies for the development and potential commercialization of existing and future product candidates. It faces significant competition in seeking appropriate collaborators. Whether Treeline reaches a definitive agreement for a collaboration will depend, among other things, upon its assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable foreign regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing drugs, the existence of uncertainty with respect to its ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that may result in a reduced number of potential future collaborators.
Treeline may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If Treeline is unable to do so, it may have to curtail the development of the product candidate for which it is seeking to collaborate, reduce or delay its development program or one or more of its other development programs, delay its potential commercialization or reduce the scope of any sales or marketing activities, or increase its expenditures and undertake development or commercialization activities at its own expense. If Treeline elects to increase its expenditures to fund development or commercialization activities on its own, it may need to obtain additional capital, which may not be available to Treeline on acceptable terms or at all. If it does not have sufficient funds, it may not be able to further develop its product candidates or bring them to market and generate product revenue.

The success of any potential collaboration arrangements will depend heavily on the efforts and activities of its collaborators. Collaborators generally have significant discretion in determining the efforts and resources that they will apply to these collaborations. Disagreements between parties to a collaboration arrangement regarding clinical development and commercialization matters can lead to delays in the development process or commercializing the applicable product candidate and, in some cases, termination of such collaboration arrangements. These disagreements can be difficult to resolve if neither of the parties has final decision-making authority. Collaborations with pharmaceutical or biotechnology companies and other third parties often are terminated or allowed to expire by the other party. Any such termination or expiration would adversely affect Treeline financially and could harm its business reputation.
Risks Related to Government Regulation
The regulatory approval process is highly uncertain, and Treeline may be unable to obtain, or may be delayed in obtaining, U.S. or foreign regulatory approval and, as a result, unable to commercialize Treeline’s current product candidates and any future product candidates. Even if Treeline believes its current, or planned, clinical trials are successful, regulatory authorities may not agree that they provide adequate data on safety or efficacy.
Treeline’s current and any future product candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, post-approval monitoring, marketing and distribution of products. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be completed successfully in the United States and in many foreign jurisdictions before a new biopharmaceutical product can be marketed. Satisfaction of these and other regulatory requirements is costly, time-consuming, uncertain and subject to unanticipated delays. It is possible that none of the product candidates Treeline may develop will obtain the regulatory approvals necessary for it to begin marketing and selling them.
While Treeline has clinical trials currently ongoing, it has limited experience as a company in conducting and managing clinical trials and has no experience completing the later-stage clinical trials necessary to obtain regulatory approvals, including approval by the FDA, or obtaining marketing approval for any product candidate. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending on the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating Treeline require judgment and can change, which makes it difficult to predict with certainty their application. Any analysis Treeline performs of data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Treeline may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is not possible to predict whether additional legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or the impact of such changes, if any. Any elongation or de-prioritization of preclinical studies or clinical trials or delay in regulatory review resulting from such disruptions could adversely affect the development and study of Treeline’s current or other future product candidates.
Further, the FDA and other comparable foreign regulatory authorities may respond to any IND or NDA (and their foreign equivalents) that Treeline may submit by defining requirements that Treeline does not anticipate. Such responses could delay clinical development of Treeline’s current or any future product candidates.
In addition, the approval policies or regulations of the FDA and other comparable regulatory authorities in other jurisdictions may change in a manner rendering Treeline’s clinical or manufacturing data insufficient for approval. Any delay or failure in obtaining required approvals could have a material and adverse effect on Treeline’s ability to generate revenues from the particular product candidate for which it is seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which Treeline may market the product or on the labeling or other restrictions.
Treeline is also subject to or may in the future become subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with the FDA approval process described above, as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. FDA approval does not ensure approval by regulatory authorities outside the United States and vice versa. Any delay or failure to obtain United States or foreign regulatory approval for a product candidate could have a material and adverse effect on Treeline’s business, financial condition, results of operations and prospects.
From time to time during the development and regulatory approval process for Treeline’s product candidates, Treeline engages in discussions with the FDA and other regulatory authorities regarding its development programs, including discussions about the regulatory requirements for approval. Sometimes different regulatory authorities provide different or conflicting advice. While Treeline will attempt to harmonize the advice it receives from multiple regulatory authorities, it is not always practical to do so. Also, Treeline may choose not to harmonize conflicting advice when harmonization would significantly delay clinical trial data or when it believes it is otherwise inappropriate. In addition, regulatory authorities may change their views on aspects of the clinical programs, including study designs, or the ability of the studies as designed to support approval of a product. If Treeline is unable to effectively and efficiently resolve and comply with the inquiries and requests of the FDA and other regulatory authorities, the approval of its product candidates may be delayed or denied, and their value may be reduced.
The designation of any of Treeline’s product candidates for an expedited program by the FDA or any comparable foreign regulatory authority, even if granted, may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that Treeline’s product candidates will receive regulatory approval.
Where an expedited program is available in a particular country, Treeline may seek to utilize such program for some or all of Treeline’s product candidates. For example, various regulatory programs in the United States, such as Breakthrough Therapy Designation, Fast Track Designation or Priority Review Designation, are designed to expedite the development and review of therapies to treat certain diseases. Treeline may seek such designations, and comparable designations by foreign regulatory authorities, for one or more of its product candidates for the treatment of certain indications, as applicable. However, regulatory authorities have broad discretion as to whether or not to grant such designations.
Even if Treeline receives such a designation for any product candidates in the future, Treeline may not experience a faster development process, review or approval compared to drugs considered for approval under conventional regulatory procedures and such a designation does not assure ultimate approval by the applicable regulatory authority. Even if one or more of Treeline’s product candidates qualify for such a designation, the applicable regulatory authority may later decide that such product candidates no longer meet the conditions for qualification.
Obtaining and maintaining regulatory approval of Treeline’s product candidates in one jurisdiction does not mean that Treeline will be successful in obtaining regulatory approval of Treeline’s product candidates in other jurisdictions.
Obtaining and maintaining regulatory approval of Treeline’s product candidates in one jurisdiction does not guarantee that Treeline will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants regulatory approval of a product candidate, comparable regulatory authorities in foreign jurisdictions must also approve the manufacturing, marketing and promotion of the product candidate in those countries. Moreover, the receipt of regulatory approval in another jurisdiction, such as the conditional approval of TLN-254 in China, does not expedite or result in approval in the United States or other jurisdictions. However, a failure or delay in obtaining regulatory approval in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that Treeline intends to charge for Treeline’s products is also subject to approval. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for Treeline and could delay or prevent the introduction of Treeline’s products in certain countries. If Treeline or any partner Treeline works with fails to comply with the regulatory requirements in international markets or fails to receive applicable regulatory approvals, Treeline’s target market will be reduced and Treeline’s ability to realize the full market potential of Treeline’s product candidates will be harmed.

Even if Treeline receives regulatory approval for Treeline’s current product candidates and any future product candidates, Treeline will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense. Additionally, Treeline’s current product candidates and any future product candidates, if approved, could be subject to labeling and other restrictions and market withdrawal. Treeline may also be subject to penalties if Treeline fails to comply with regulatory requirements or experiences unanticipated problems with Treeline’s products.
Any regulatory approvals that Treeline obtains for Treeline’s current or any future product candidates may also be subject to limitations on the approved indicated uses for which a product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA or other comparable foreign regulatory authorities approve any of Treeline’s product candidates, the manufacturing processes, labeling, packaging, distribution, post-approval monitoring and adverse event reporting, storage, import, export, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The FDA has significant post-market authority, including the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate safety risks related to the use of a product or to require withdrawal of the product from the market. The FDA also has the authority to require a REMS after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug. The manufacturing facilities Treeline uses to make future product candidates, if any, will also be subject to periodic review and inspection by the FDA or other comparable foreign regulatory authorities, including for continued compliance with cGMP requirements. The discovery of any new or previously unknown problems with Treeline’s CDMOs, manufacturing processes or facilities may result in restrictions on the product, manufacturer or facility, including withdrawal of the product from the market. If Treeline relies on CDMOs, Treeline will not have control over compliance with applicable rules and regulations by such manufacturers.
Moreover, any product promotion and advertising will also be subject to regulatory requirements and continuing regulatory review. The FDA imposes stringent restrictions on manufacturers’ communications regarding use of their products. If Treeline promotes Treeline’s product candidates or any of Treeline’s future product candidates in a manner inconsistent with FDA-approved labeling or otherwise not in compliance with FDA regulations, Treeline may be subject to enforcement action. Moreover, while Treeline believes that Treeline’s current product candidates or any future product candidates may provide better safety or effectiveness as compared to approved products, if Treeline does not study Treeline’s current product candidates or any future product candidates in head-to-head trials with those products, Treeline will not be able to make comparative claims for Treeline’s products, if approved.
If Treeline or Treeline’s CDMOs or other service providers fail to comply with applicable continuing regulatory requirements in the United States or foreign jurisdictions in which Treeline seeks to market Treeline’s products, Treeline or they may be subject to, among other things:
•	Form 483s, restrictions on the manufacturing of the product, product recalls or withdrawal of the product from the market;
•	warning or untitled letters or holds on clinical trials;
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refusal of the FDA or comparable foreign regulatory authorities to accept new marketing applications or approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;
•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•	mandated modification of promotional materials and labeling and the issuance of corrective information;
•	a requirement to implement a REMS, which may result in additional requirements or restrictions on the distribution or use of a product;
•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
•	injunctions or the imposition of fines or civil or criminal penalties.

Any government investigation of alleged violations of law could require Treeline to expend significant time and resources in response and could generate adverse publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect Treeline’s ability to commercialize and generate revenue from Treeline’s products, if approved. If regulatory sanctions are applied or if regulatory approval is withdrawn, the value of Treeline and Treeline’s operating results will be adversely affected.
Subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with Treeline’s CDMOs or manufacturing processes, or failure to comply with regulatory requirements, may result in these same consequences.
The policies of the FDA or other regulatory authorities may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of any of Treeline’s product candidates or Treeline’s future product candidates.
If Treeline is slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if Treeline is not able to maintain regulatory compliance, Treeline may lose any regulatory approval that Treeline may have obtained and Treeline may not achieve or sustain profitability, which would adversely affect Treeline’s business. Treeline also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad.
In addition, three decisions from the U.S. Supreme Court in July 2024 may lead to an increase in litigation against regulatory agencies that could create uncertainty and thus negatively impact Treeline’s business. The first decision overturned established precedent that required courts to defer to regulatory agencies’ interpretations of ambiguous statutory language. The second decision overturned regulatory agencies’ ability to impose civil penalties in administrative proceedings. The third decision extended the statute of limitations within which entities may challenge agency actions. These cases may result in increased litigation by industry against regulatory agencies and impact how such agencies choose to pursue enforcement and compliance actions. However, the specific, lasting effects of these decisions, which may vary within different judicial districts and circuits, are unknown. Treeline also cannot predict the extent to which regulations, policies, and decisions of the FDA or other regulatory authorities, such as the SEC, may become subject to increasing legal challenges, delays, and changes.
Disruptions at the FDA and other government agencies caused by, among other factors, funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, slow the time necessary for new products to be reviewed and/or approved, or otherwise prevent those agencies from performing normal business functions on which the operation of Treeline’s business may rely, which would adversely affect Treeline’s business. In addition, there is substantial uncertainty regarding new initiatives and how these might impact the FDA and other government agencies, which could prevent, limit or delay development and regulatory approval of Treeline’s product candidates and adversely affect Treeline’s business.
The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, government shutdowns, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. In addition, government funding of other government agencies on which Treeline’s operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other government agencies or comparable foreign regulatory authorities may also slow the time necessary for the review and/or approval of clinical trial or marketing applications, which would adversely affect Treeline’s business. For example, the U.S. government has reduced the number of federal employees, including at FDA, by establishing voluntary termination programs, by position eliminations or by involuntary terminations, and the FDA has experienced turnover at senior levels. Changes in FDA staffing could result in delays in the FDA’s responsiveness or in its ability to review submissions or applications, issue regulations or guidance, or implement or enforce regulatory requirements in a timely fashion or at all.
Similar consequences would also result in the event of a significant shutdown of the federal government. For example, over the last several years, and most recently in late 2025, the U.S. government has shut down several times, and certain regulatory agencies, such as the FDA, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, or if geopolitical or global health concerns prevent the FDA from conducting their regular inspections, reviews, or other regulatory activities, or if the volume of applications to the FDA for new product candidates increases materially, it could significantly impact the ability of the FDA to timely review and process Treeline’s regulatory submissions, which could have a material adverse effect on Treeline’s business. Further, future government shutdowns or delays could impact Treeline’s ability to access the public markets and obtain necessary capital in order to properly capitalize and continue Treeline’s operations. If any legislation, executive orders, or lapses in agency funding impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, Treeline’s business may be negatively impacted.
FDA-regulated industries, such as Treeline’s, face uncertainty with regard to the regulatory environment Treeline will face as Treeline proceeds with research and development, and possibly in the future, commercialization. Some of these efforts have manifested to date in the form of personnel measures that could impact the FDA’s ability to hire and retain key personnel, which could result in delays or limitations on Treeline’s ability to obtain guidance from the FDA on Treeline’s product candidates in development and obtain the requisite regulatory approvals in the future. Moreover, the U.S. government paused payments by, reduced the budget of, and terminated grants provided by the National Institutes of Health (“NIH”) related to its funding for medical research, which has decreased, and may continue to decrease, the ability of facilities that rely on NIH funding to enroll and conduct clinical trials or increase the costs to Treeline of conducting clinical trials. Some of these actions have been challenged in court and there remains general uncertainty regarding future activities. New executive orders, regulations, policies or guidance could be issued or promulgated that adversely affect Treeline or create a more challenging or costly environment to pursue the development of new therapeutic products. Alternatively, state governments may attempt to address or react to changes at the federal level with changes to their own regulatory frameworks in a manner that is adverse to Treeline’s operations. If Treeline becomes negatively impacted by future governmental orders, regulations, policies or guidance, there could be a material adverse effect on Treeline and Treeline’s business.
Treeline’s operations and relationships with healthcare providers, healthcare organizations, customers and third-party payors will be subject to applicable anti-bribery, anti-kickback, fraud and abuse, transparency and other healthcare laws and regulations, which could expose Treeline to, among other things, enforcement actions, criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.
Treeline’s current and future arrangements with healthcare providers, healthcare organizations, third-party payors and customers expose Treeline to broadly applicable anti-bribery, fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which Treeline researches, markets, sells and distributes any of Treeline’s product candidates, if approved. Restrictions under applicable federal and state anti-bribery and healthcare laws and regulations, include the following:
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the federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering, or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual, or the purchase, order or recommendation of, any good or service for which payment may be made under a federal and state healthcare program such as Medicare and Medicaid. The term remuneration has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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the federal criminal and civil false claims and civil monetary penalties laws, including the federal False Claims Act, which can be enforced through civil whistleblower or qui tam actions against individuals or entities, and the Federal Civil Monetary Penalties Law, which prohibit, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

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the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and its implementing regulations, which imposes criminal and civil liability, prohibits, among other things, knowingly and willfully executing, or attempting to execute a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;
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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH”), and their respective implementing regulations, which impose obligations on certain healthcare providers, health plans, and healthcare clearinghouses, known as covered entities, as well as their business associates and covered subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information for or on behalf of a covered entity and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of covered drugs, devices, biologics and medical supplies that are reimbursable under Medicare, Medicaid, or the Children’s Health Insurance Program, with certain exceptions, to report annually to the Centers for Medicare & Medicaid Services (“CMS”) information related to certain payments and other transfers of value to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals (such as physician assistants and certain advanced practice nurses), and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members, with the information made publicly available on a searchable website;

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the Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. businesses and their representatives from directly or indirectly offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business;

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers;

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certain state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of biopharmaceutical sales representatives; and

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state and non-U.S. laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that Treeline’s current and future business arrangements with third parties comply with applicable healthcare laws and regulations could involve substantial costs. It is possible that governmental authorities will conclude that Treeline’s business practices do not comply with current or future statutes, regulations, agency guidance or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Treeline’s operations are found to be in violation of any such requirements, Treeline may be subject to significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, the curtailment or restructuring of Treeline’s operations, loss of eligibility to obtain approvals from the FDA, exclusion from participation in government contracting, healthcare reimbursement or other government programs, including Medicare and Medicaid, integrity oversight and reporting obligations, or reputational harm, any of which could adversely affect Treeline’s financial results. These risks cannot be entirely eliminated. Any action against Treeline for an alleged or suspected violation could cause Treeline to incur significant legal expenses and could divert Treeline’s management’s attention from the operation of Treeline’s business, even if Treeline’s defense is successful. In addition, achieving and sustaining compliance with applicable laws and regulations may be costly to Treeline in terms of money, time and resources.

Treeline may face difficulties from healthcare legislative and regulatory reform measures.
In the United States and some foreign jurisdictions, there have been, and Treeline expects there will continue to be, a number of legislative and regulatory changes to the healthcare system, including cost containment measures that may reduce or limit coverage and reimbursement for newly approved drugs and affect Treeline’s ability to profitably sell any product candidates for which Treeline obtains marketing approval. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of care.
For example, the Patient Protection and Affordable Care Act, as amended (the “ACA”), made significant changes to the healthcare system, including an increase to manufacturers’ rebate liability under the Medicaid Drug Rebate Program, the imposition of a significant annual fee on companies that manufacture or import branded prescription drug products, and other health policy reforms that substantially changed the way healthcare is financed by both governmental and private insurers. In addition, legislative changes adopted since the ACA include aggregate reductions to Medicare payments to providers of 2% per fiscal year, which began in 2013 and, as a result of subsequent legislation, will remain in effect through 2032 unless additional Congressional action is taken.
Since that time, there has continued to be heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several presidential executive orders, Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, reduce the costs of drugs under Medicare, and reform government program reimbursement methodologies for drug products. Several of these initiatives culminated in the enactment of the Inflation Reduction Act (“IRA”) in August 2022, which, among other things, requires the U.S. Department of Health and Human Services (“HHS”) to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source drugs that have been approved for at least 7 years (11 years for single-source biologics) are eligible to be selected by CMS for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations began in 2024, and the negotiated maximum fair price for each product has been announced. In addition, CMS selected and announced the negotiated maximum fair price for 15 additional Medicare Part D drugs, which will become effective in 2027. For 2028, CMS has selected an additional 15 drugs, comprised of drugs covered under Medicare Part D and, for the first time, drugs payable under Medicare Part B. For 2029 and subsequent years, 20 Part B or Part D drugs will be selected. Due to a statutory amendment in July 2025, a drug or biological product that has one or more orphan drug designations will be excluded from the IRA’s price negotiation requirements, but will lose that exclusion if it is approved for an indication that is not one of the designated rare diseases or conditions, unless such disqualifying approvals are withdrawn by the time CMS evaluates the drug for selection for negotiation. The law also imposes rebates on Medicare Part B and Part D drugs whose prices have increased at a rate greater than the rate of inflation, and in November 2024, CMS finalized regulations for these inflation rebates. In addition, the law eliminated the “donut hole” under Medicare Part D beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket limit, and 20% once the out-of-pocket limit has been reached. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, including civil monetary penalties. The provisions related to the negotiation of selling prices of high-expenditure single-source drugs and biologics have been challenged in numerous lawsuits, but to date those challenges have been unsuccessful, and in May 2026 the U.S. Supreme Court declined to review the first wave of manufacturer challenges, leaving in place lower court decisions that upheld the program. Additional challenges to later negotiation cycles remain pending and further challenges may be brought, but CMS is continuing to implement the program, which is expected to have a significant impact on the biopharmaceutical industry.
Further, in July 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted, which, among other things, narrowed access to ACA marketplace enrollment, and is anticipated to reduce Medicaid spending and enrollment through measures such as work requirements and other eligibility conditions for certain beneficiaries, caps on state-directed payments in Medicaid managed care, and limits on states’ ability to use provider taxes to finance their Medicaid programs. The current federal administration is pursuing policies to reduce regulations and expenditures across government including at HHS, which include the FDA and CMS, and related agencies. These actions included, for example, directives to reduce agency workforce, rescind a Biden administration executive order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending, and promote most-favored-nation (“MFN”) drug pricing, among other directives. For example, on May 12, 2025, President Trump issued an Executive Order that, among other things, required HHS, within 30 days, to establish and communicate to drug manufacturers MFN price targets designed to bring drug prices for American patients in line with those in comparably developed nations. If significant progress towards MFN pricing is not achieved, the Executive Order requires HHS to propose a rulemaking to implement MFN pricing. On December 19, 2025, CMS released two proposed rules that would incorporate MFN pricing principles into federal reimbursement for prescription drugs. The first proposal, the Global Benchmark for Efficient Drug Pricing Model (“GLOBE”) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs (“GUARD”) model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five-year performance period on October 1, 2026 and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. Additionally, in November 2025, CMS introduced the GENErating cost Reductions for U.S. Medicaid (“GENEROUS”) Model, a voluntary MFN framework for manufacturers participating in the Medicaid Drug Rebate Program. Although it is voluntary, the GENEROUS model could also impact the drug pricing landscape for manufacturers.
If the proposed GLOBE and GUARD model rules or other MFN pricing rules are finalized, they are likely to mandate reduced prices of at least some drugs in the United States, if they are also sold in comparator countries. Even if Treeline does not market drugs in such countries, Treeline will be indirectly affected if Treeline’s drugs compete with drugs that were reduced by MFN pricing. Further, as part of the Make America Healthy Again Commission’s recent Strategy Report, the administration is working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, restrictions or prohibitions on certain marketing practices, reporting of specified categories of remuneration provided to health care practitioners, marketing cost disclosure and transparency measures, including reporting and justification of launch prices or price increases above specified thresholds, and, in some cases, measures designed to encourage importation from other countries and bulk purchasing.
Treeline expects that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for pharmaceuticals and other healthcare products and services, lead to more rigorous coverage criteria, or result in reduced demand for Treeline’s product candidates or any future product candidates or additional pricing pressures. The implementation of cost containment measures or other healthcare reforms may prevent Treeline from being able to generate revenue, attain profitability, or commercialize Treeline’s products, if approved.
Even if Treeline is able to commercialize Treeline’s current product candidates and any future product candidates, if approved, such product candidate may become subject to unfavorable pricing regulations or third-party coverage and reimbursement policies, which would harm Treeline’s business.
The availability of coverage and the adequacy of reimbursement by governmental healthcare programs, such as Medicare and Medicaid, private health insurers and other third-party payors are essential for most patients to be able to afford prescription medications such as Treeline’s product candidates, if approved. Sales of any of Treeline’s product candidates that receive regulatory approval will be dependent substantially, both in the United States and internationally, on the extent to which the costs of Treeline’s product candidates will be paid by health maintenance, managed care, pharmacy benefit, and similar healthcare management organizations or reimbursed by government health administration authorities, private health coverage insurers and other third-party payors. If reimbursement is not available, or is available only to limited levels, Treeline may not be able to successfully commercialize Treeline’s product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow Treeline to establish or maintain pricing sufficient to realize an adequate return on Treeline’s investment. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which Treeline obtains regulatory approval. If coverage and reimbursement are not available or reimbursement is available only to limited levels, Treeline may not successfully commercialize any product candidate for which Treeline obtains regulatory approval.
There is significant uncertainty related to insurance coverage and reimbursement of newly approved products. In the United States, principal decisions about reimbursement for new products are typically made by CMS. CMS decides whether and to what extent a new product will be covered and reimbursed under Medicare, and private payors often follow CMS’s decisions regarding coverage and reimbursement to a substantial degree. However, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage for the product. As a result, the coverage determination process is often time-consuming and costly. This process will require Treeline to provide scientific and clinical support for the use of Treeline’s products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance. Increasingly, third-party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Further, such payors are increasingly challenging the price, examining the medical necessity and reviewing the cost effectiveness of medical products. There may be especially significant delays in obtaining coverage and reimbursement for newly approved products. Third-party payors may limit coverage to specific products on an approved list, known as a formulary, which might not include all FDA-approved products for a particular indication. Treeline may need to conduct expensive pharmaco-economic studies to demonstrate the medical necessity and cost effectiveness of Treeline’s products. Nonetheless, Treeline’s product candidates may not be considered medically necessary or cost effective. Treeline cannot be sure that coverage and reimbursement will be available for any product that Treeline commercializes and, if reimbursement is available, what the level of reimbursement will be.
Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for Treeline’s product candidates, if approved. Treeline expects to experience pricing pressures in connection with the sale of Treeline’s product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products.
Treeline is subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair Treeline’s ability to compete in domestic and international markets. Treeline can face criminal liability and other serious consequences for violations, which can harm Treeline’s business.
U.S. and foreign anti-corruption, anti-money laundering, export control, sanctions and other trade laws and regulations prohibit, among other things, companies and their employees, agents, CROs, CDMOs, legal counsel, accountants, consultants, contractors and other partners from authorizing, promising, offering, providing, soliciting, or receiving directly or indirectly, corrupt or improper payments or anything else of value to or from recipients in the public or private sector. Violations of these laws can result in substantial criminal fines and civil penalties, imprisonment, the loss of trade privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences. Treeline has direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. Treeline also expects Treeline’s non-U.S. activities to increase over time. Treeline expects to rely on third parties for research, preclinical studies and clinical trials and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. Treeline can be held liable for the corrupt or other illegal activities of Treeline’s personnel, agents, or partners, even if Treeline does not explicitly authorize or have prior knowledge of such activities.
Treeline is also subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control. Compliance with applicable regulatory requirements regarding the export of Treeline’s products may create delays in the introduction of

Treeline’s products in international markets or, in some cases, prevent the export of Treeline’s products to some countries altogether. Furthermore, U.S. export control laws and economic sanctions prohibit the provision of certain products and services to countries, governments and persons targeted by U.S. sanctions.
Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.
Governments outside the United States tend to impose strict price controls, which may adversely affect Treeline’s revenue, if any.
In some countries, particularly member states of the EU, the pricing of therapeutic products is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after receipt of regulatory approval for a product. In addition, there can be considerable pressure by governments and other stakeholders on prices and reimbursement levels, including as part of cost containment measures. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various EU member states and parallel distribution, or arbitrage between low-priced and high-priced member states, can further reduce prices. Reduced prices in EU member states could also result in reduced prices in the U.S. if the U.S. finalizes the proposed GLOBE or GUARD models or other MFN pricing rules (see “Risks Related to Government Regulation — Treeline may face difficulties from healthcare legislative and regulatory reform measures.”). In addition, to obtain coverage and reimbursement or pricing approvals in some countries, Treeline may be required to conduct a clinical trial or other studies that compare the cost-effectiveness of Treeline’s current or any future product candidates to other available therapies in order to obtain or maintain reimbursement or pricing approval. Publication of discounts by third-party payors or authorities may lead to further pressure on the prices or reimbursement levels within the country of publication and other countries. If reimbursement of any product candidate approved for marketing is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, Treeline’s business, financial condition, results of operations or prospects could be materially and adversely affected.
Risks Related to Treeline’s Intellectual Property
If Treeline is unable to obtain and maintain patent protection or other necessary rights for any of Treeline’s current or future product candidates and technology, or if the scope of the patent protection obtained is not sufficiently broad or Treeline’s rights under Treeline’s patents are not sufficiently broad, Treeline’s competitors could develop and commercialize products and technology similar or identical to Treeline’s, and Treeline’s ability to successfully commercialize Treeline’s products and technology may be adversely affected.
Treeline’s success is dependent in part on Treeline’s ability to obtain and maintain proprietary or intellectual property protection in the United States and other countries for Treeline’s current product candidates or any future product candidates, as well as Treeline’s core technologies, including Treeline’s manufacturing know-how. Treeline strives to protect and enhance the proprietary technology, inventions and improvements that are commercially important to the development of Treeline’s business by seeking, maintaining and defending Treeline’s intellectual property, whether developed internally or licensed from third parties. Treeline also relies on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain Treeline’s proprietary position in the therapeutic fields being pursued by Treeline.
The patent position of biotechnology and biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has in recent years been the subject of much litigation. The degree of patent protection Treeline requires to successfully compete in the marketplace may be unavailable or severely limited in some cases and may not adequately protect Treeline’s rights or permit Treeline to gain or keep any competitive advantage. Treeline cannot provide any assurances that any of Treeline’s owned or licensed patent applications will mature into issued patents, and cannot provide any assurances that any such patents, if issued, will include claims with a scope sufficient to protect Treeline’s current and future product candidates or otherwise provide any competitive advantage. Additionally, patents can be enforced only in those jurisdictions in which the patent has issued. Furthermore, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after its first nonprovisional U.S. filing. The natural expiration of a patent outside of the United States varies in accordance with provisions of applicable local law, but is generally 20 years from the earliest local filing date. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized.
Treeline’s licensed patent portfolio may not provide Treeline with adequate and continuing patent protection sufficient to exclude others from commercializing products similar to Treeline’s product candidates, including biosimilar and interchangeable versions of such products. In addition, the patent portfolio licensed to Treeline is, or may be, licensed to third parties outside Treeline’s licensed field, and such third parties may have certain enforcement rights. Thus, patents licensed to Treeline could be put at risk of being invalidated or interpreted narrowly in litigation filed by or against another licensee or in administrative proceedings brought by or against another licensee in response to such litigation or for other reasons.
Other parties have developed technologies that may be related or competitive to Treeline’s own and such parties may have filed or may file patent applications, or may have received or may receive patents, claiming inventions that may overlap or conflict with those claimed in Treeline’s own patent applications or issued patents. Publication of discoveries in the scientific literature lags behind the actual discoveries, and patent applications in the United States and in other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, Treeline cannot know with certainty whether the inventors of Treeline’s patents and applications were the first to make the inventions claimed in those patents or pending patent applications, or that they were the first to file for patent protection of such inventions. Further, Treeline cannot assure that all of the potentially relevant prior art relating to Treeline’s patents and patent applications has been found. If such prior art exists, it can invalidate a patent or prevent a patent from issuing from a pending patent application. As a result, the issuance, scope, validity and commercial value of Treeline’s patent rights cannot be predicted with any certainty. Further, if the breadth or strength of protection provided by Treeline’s patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with Treeline to license, develop or commercialize current or future product candidates.
In addition, the patent prosecution process is expensive and time-consuming, and Treeline or Treeline’s licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, the scope of the claims initially submitted for examination may be significantly narrowed by the time they issue, if at all. It is also possible that Treeline or Treeline’s licensors will fail to identify patentable aspects of Treeline’s research and development output before it is too late to obtain patent protection. Treeline cannot provide any assurances that Treeline will be able to pursue or obtain additional patent protection based on Treeline’s research and development efforts, or that any such patents or other intellectual property Treeline generates will provide any competitive advantage. Moreover, Treeline may not have the right to control the preparation, filing and prosecution of patent applications, or to control the maintenance of the patents, covering technology that Treeline licenses from third parties. Therefore, these patents and applications may not be filed, prosecuted or maintained in a manner consistent with the best interests of Treeline’s business.
Even if Treeline acquires patent protection that Treeline expects should enable Treeline to maintain competitive advantage, the issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Third parties, including former employees, consultants, collaborators and competitors, may challenge the inventorship, scope, validity, or enforceability thereof, which may result in such patents being narrowed, invalidated or held unenforceable. If issued, Treeline’s patents may be challenged in patent offices in the United States and abroad, or in court. For example, Treeline may be subject to Post Grant Review or Inter Partes Review proceedings to the U.S. Patent Trial and Appeal Board challenging the validity of one or more claims of Treeline’s patents, once issued. Such submissions may also be made prior to a patent’s issuance, precluding the granting of a patent based on one of Treeline’s patent applications. Treeline may become involved in opposition, reexamination, inter partes review, post-grant review, derivation, or similar proceedings in the United States or abroad challenging the claims of Treeline’s patents, once issued. Furthermore, patents may be challenged in court, once issued. Competitors may have filed patent applications before the inventors of Treeline’s patents did. A competitor may also claim that Treeline is infringing its patents and that Treeline therefore cannot practice Treeline’s technology as claimed under Treeline’s patent applications and patents, if issued. As a result, one or more claims of Treeline’s patents may be narrowed or invalidated. In litigation, a competitor could claim that Treeline’s patents, if issued, are not valid for a number of reasons. If a court agrees, Treeline would lose Treeline’s rights to those challenged patents.

Even if they are unchallenged, Treeline’s patents and pending patent applications, if issued, may not provide Treeline with any meaningful protection or prevent competitors from designing around Treeline’s patent claims to circumvent Treeline’s patents by developing similar or alternative technologies or therapeutics in a non-infringing manner. For example, even if Treeline has a valid and enforceable patent, Treeline may not be able to exclude others from practicing Treeline’s invention if the other party can show that they used the invention in commerce before Treeline’s filing date or the other party benefits from an ex-U.S. compulsory license. If the patent protection provided by the patents and patent applications Treeline holds or pursues with respect to Treeline’s product candidates is not sufficiently broad to impede such competition, Treeline’s ability to successfully commercialize Treeline’s product candidates could be negatively affected, which would harm Treeline’s business.
Certain regulatory exclusivities may be available. However, the scope of such regulatory exclusivities is subject to change, and may not provide Treeline with adequate and continuing protection sufficient to exclude others from commercializing products similar to Treeline’s product candidates.
If Treeline is unable to protect the confidentiality of Treeline’s trade secrets, Treeline’s business and competitive position could be harmed.
In addition to patent protection, Treeline relies on the protection of Treeline’s trade secrets, unpatented know-how, technology and other proprietary information to maintain Treeline’s competitive position. Although Treeline has taken steps to protect Treeline’s trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisors, Treeline cannot provide any assurances that any party thereto will not breach the agreement and disclose Treeline’s proprietary information, including Treeline’s trade secrets, and Treeline may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.
Moreover, third parties may still obtain this information or may come upon this or similar information independently, and Treeline would have no right to prevent them from using that technology or information to compete with Treeline. If any of these events occurs or if Treeline otherwise loses protection for Treeline’s trade secrets, the value of this information may be greatly reduced, and Treeline’s competitive position could be harmed. If Treeline does not apply for patent protection prior to such publication or if Treeline cannot otherwise maintain the confidentiality of Treeline’s proprietary technology and other confidential information, then Treeline’s ability to obtain patent protection or to protect Treeline’s trade secret information may be jeopardized.
If Treeline breaches any of its license agreements, including its license agreement with Jiangsu Hengrui Pharmaceuticals Co., Ltd. or the CRT Pioneer Fund LP, or any other agreements with third parties, or if there are disputes over the intellectual property that Treeline licenses, it could have a material adverse effect on Treeline’s commercialization efforts for Treeline’s current or future product candidates.
Treeline is party to license agreements with third parties, including the Hengrui License Agreement and its license agreement with the CRT Pioneer Fund LP (the “CRT License Agreement”) that enables Treeline to utilize third-party intellectual property for the development and commercialization of certain of Treeline’s product candidates, and Treeline may in the future enter into more such license agreements with third parties under which Treeline licenses the use, development and commercialization rights to current or future product candidates or technology from third parties.
These intellectual property license agreements may require Treeline to comply with various obligations, including diligence obligations such as development and commercialization obligations, as well as potential royalty and milestone payments and other obligations. If Treeline fails to comply with its obligations under any of these license agreements, uses the licensed intellectual property in an unauthorized manner, becomes subject to bankruptcy-related proceedings or otherwise materially breaches any of these license agreements, the terms of the license granted may be materially modified, such as by rendering currently exclusive licenses non-exclusive, or it may give Treeline’s licensors the right to terminate the applicable license agreement, in whole or in part. Generally, the loss of or termination of Treeline’s rights under the license agreement, or any other licenses Treeline may acquire in the future, could harm Treeline’s business, financial condition, results of operations and prospects.
Treeline may also, in the future, enter into license agreements with third parties under which Treeline is a sublicensee. If Treeline’s sublicensor fails to comply with its obligations under its upstream license agreement with its licensor, the licensor may have the right to terminate the upstream license, which may result in termination of Treeline’s sublicense. If this were to occur, Treeline would no longer have rights to the applicable intellectual property unless Treeline is able to secure Treeline’s own direct license with the owner of the relevant rights, which Treeline may not be able to do on reasonable terms, or at all, which may impact Treeline’s ability to continue to develop and commercialize product candidates incorporating the relevant intellectual property.
Licensing of intellectual property is important to Treeline’s business and involves complex legal, business and scientific issues. Disputes may arise between Treeline and Treeline’s licensors regarding intellectual property subject to a license agreement, including:
•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	whether and the extent to which Treeline’s technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	Treeline’s right to sublicense patent and other intellectual property rights to third parties under collaborative development relationships;
•
Treeline’s diligence obligations with respect to the use of the licensed technology in relation to Treeline’s development and commercialization product candidates, and what activities satisfy those diligence obligations;

•	Treeline’s right to transfer or assign the license;
•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Treeline’s licensors and Treeline and Treeline’s partners; and
•	whether and the extent to which inventors are able to contest the assignment of their rights to Treeline’s licensors.
If disputes over intellectual property that Treeline has licensed or licenses in the future prevent or impair Treeline’s ability to maintain Treeline’s current licensing arrangements on acceptable terms or at all, Treeline may be unable to successfully develop and commercialize the affected product candidates, which could have a material adverse effect on Treeline’s business. In addition, if disputes arise as to ownership of licensed intellectual property, Treeline’s ability to pursue or enforce the licensed patent rights may be jeopardized. If Treeline or Treeline’s licensors fail to adequately protect this intellectual property, Treeline’s ability to commercialize Treeline’s products could suffer. Further, certain of Treeline’s future license agreements with third parties may limit or delay Treeline’s ability to consummate certain transactions, may impact the value of those transactions or may limit Treeline’s ability to pursue certain activities (e.g., Treeline may in the future enter into license agreements that are not assignable or transferable, or that require the licensor’s express consent in order for an assignment or transfer to take place).
Treeline may not be able to protect Treeline’s intellectual property rights throughout the world.
Treeline’s patent applications are being processed by national patent offices around the world. There is uncertainty about which patents will issue and, if they do, as to when, to whom, and with what scope of claims. In addition, third parties may attempt to invalidate Treeline’s intellectual property rights. Even if Treeline’s rights are not directly challenged, disputes could lead to the weakening of Treeline’s intellectual property rights. Treeline’s defense against any attempt by third parties to circumvent or invalidate Treeline’s intellectual property rights could be costly to Treeline, could require significant time and attention of Treeline’s management and could have a material and adverse effect on Treeline’s business, financial condition, results of operations and prospects or Treeline’s ability to successfully compete. If Treeline is found to infringe a third-party’s intellectual property rights, Treeline could be forced, including by court order, to cease developing, manufacturing or commercializing the infringing product candidate or product.
Although Treeline has pending patent applications in the United States and other countries, filing, prosecuting, maintaining, enforcing and defending patents in all countries throughout the world would be prohibitively expensive, and Treeline’s intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, Treeline may not be able to prevent third parties from practicing Treeline’s inventions in all countries outside the United States or from selling or importing products made using Treeline’s inventions in and into the United States or other jurisdictions.

Competitors may use Treeline’s technologies in jurisdictions where Treeline has not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where Treeline has patent protection, but enforcement is not as strong as that in the United States. These products may compete with Treeline’s product candidates, and Treeline’s patents, the patents of Treeline’s licensors, or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for Treeline to stop the infringement of Treeline’s patents or Treeline’s licensors’ patents or marketing of competing products in violation of Treeline’s proprietary rights. Proceedings to enforce Treeline’s patent rights in foreign jurisdictions could result in substantial costs and divert Treeline’s efforts and attention from other aspects of Treeline’s business, could put Treeline’s patents or the patents of Treeline’s licensors at risk of being invalidated or interpreted narrowly and Treeline’s patent applications or the patent applications of Treeline’s licensors at risk of not issuing and could provoke third parties to assert claims against Treeline. Treeline may not prevail in any lawsuits that Treeline initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, Treeline’s efforts to enforce Treeline’s intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Treeline develops or licenses.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If Treeline is forced to grant a license to third parties with respect to any patents relevant to Treeline’s business, Treeline’s competitive position may be impaired, and Treeline’s business, financial condition, results of operations and prospects may be adversely affected.
Treeline, Treeline’s licensors, or any future collaborators and strategic partners may need to resort to litigation to protect or enforce Treeline’s patents, if and when granted, or other proprietary rights, all of which could be costly, time consuming, delay or prevent the development and commercialization of product candidates and any future product candidates, or put Treeline’s patents, if and when granted, and other proprietary rights at risk.
Competitors may infringe Treeline’s patents, if and when granted, or other intellectual property. If Treeline were to initiate legal proceedings against a third party to enforce a patent covering one of Treeline’s products or Treeline’s technology, the defendant could counterclaim that Treeline’s patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, for example, lack of utility, lack of novelty, lack of adequate written description, obviousness, including obviousness-type double patenting, or non-enablement. Grounds for an unenforceability assertion could be an allegation that an individual connected with prosecution of the patent withheld relevant information from the United States Patent and Trademark Office (“USPTO”), or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity or unenforceability during patent litigation is unpredictable. With respect to the validity question, for example, Treeline cannot be certain that there is no invalidating prior art, of which Treeline and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, Treeline would lose at least part, and perhaps all, of the patent protection on one or more of Treeline’s products or certain aspects of Treeline’s technology. Such a loss of patent protection could have a material and adverse effect on Treeline’s business, financial condition, results of operations and prospects. Derivation proceedings provoked by third parties or brought by Treeline may be necessary to determine the inventorship of inventions with respect to Treeline’s patents or patent applications. An unfavorable outcome could require Treeline to cease using the related technology or to attempt to license rights to it from the prevailing party. Treeline’s business could be harmed if the prevailing party does not offer Treeline a license on commercially reasonable terms or at all, or if a non-exclusive license is offered and Treeline’s competitors gain access to the same technology. In addition, the uncertainties associated with litigation could have a material adverse effect on Treeline’s ability to raise the funds necessary to continue Treeline’s clinical trials, continue Treeline’s research programs, license necessary technology from third parties, or enter into development partnerships that would help Treeline bring Treeline’s product candidates or any future product candidates to market. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Treeline’s confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions, or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of Treeline’s common stock. Patents and other intellectual property rights will not protect Treeline’s technology if competitors design around Treeline’s protected technology without legally infringing Treeline’s patents or other intellectual property rights.
Intellectual property rights of third parties could adversely affect Treeline’s ability to commercialize Treeline’s product candidates and any future product candidates, and Treeline, Treeline’s licensors or collaborators, or any future strategic partners may become subject to third-party claims or litigation alleging infringement of patents or other proprietary rights or seeking to invalidate patents or other proprietary rights. Treeline might be required to litigate or obtain licenses from third parties in order to develop or market Treeline’s product candidates and any future product candidates. Such litigation or licenses could be costly or not available on commercially reasonable terms.
Treeline, Treeline’s licensors or collaborators, or any future strategic partners, may be subject to third-party claims for infringement or misappropriation of patent or other proprietary rights. There are a substantial number of forums available for challenging intellectual property rights, both within and outside the United States, involving patent and other intellectual property rights in the biotechnology and biopharmaceutical industries, including patent infringement lawsuits, interferences, derivations, post-grant reviews, oppositions and inter partes review proceedings before the USPTO, and corresponding foreign patent offices. There may be issued patents and pending patent applications that claim aspects of Treeline’s targets or Treeline’s product candidates or any future product candidates and modifications that Treeline may need to apply to Treeline’s product candidates or any future product candidates. There may be issued patents that claim methods which may be relevant to the products Treeline wishes to develop. Thus, it is possible that one or more entities will hold patent rights to which Treeline will need a license. If those entities refuse to grant Treeline a license to such patent rights on reasonable terms, Treeline may not be able to market products or perform research and development or other activities covered by these patents, which could have a material and adverse effect on Treeline’s business, financial condition, results of operations and prospects. If Treeline, Treeline’s licensors or collaborators, or any future strategic partners are found to infringe a third-party patent or other intellectual property rights, Treeline could be required to pay damages, potentially including treble damages and attorneys’ fees if Treeline or they are found to have infringed willfully. In addition, Treeline, Treeline’s licensors or collaborators, or any future strategic partners may choose to seek, or be required to seek, a license from a third party, which may not be available on acceptable terms, if at all. Even if a license can be obtained on acceptable terms, the rights may be non-exclusive, which could give Treeline’s competitors access to the same technology or intellectual property rights licensed to Treeline. If Treeline fails to obtain a required license, Treeline or Treeline’s existing or future collaborators, or any future strategic partners, may be unable to effectively market product candidates based on Treeline’s technology, which could limit Treeline’s ability to generate revenue or achieve profitability and possibly prevent Treeline from generating revenue sufficient to sustain Treeline’s operations. In addition, Treeline may find it necessary to pursue claims or initiate lawsuits to protect or enforce Treeline’s patent or other intellectual property rights. The cost to Treeline in defending or initiating any litigation or other proceeding relating to patent or other proprietary rights, even if resolved in Treeline’s favor, could be substantial, and litigation could divert Treeline’s management’s attention. Some of Treeline’s competitors may be able to sustain the costs of complex patent litigation more effectively than Treeline can because they have substantially greater resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could delay Treeline’s research and development efforts and limit Treeline’s ability to continue Treeline’s operations.
Treeline’s competitive position may suffer if patents issued to third parties or other third-party intellectual property rights cover Treeline’s products or product candidates or elements thereof, or Treeline’s manufacture or uses relevant to Treeline’s development plans. In such cases, Treeline may not be in a position to develop or commercialize products or product candidates until such patents expire or unless Treeline successfully pursues litigation to nullify or invalidate the third-party intellectual property right concerned, or enters into a license agreement with the intellectual property right holder, if available on commercially reasonable terms. There may be pending patent applications or issued patents held by third parties of which Treeline is aware but does not believe are valid or enforceable or does not believe Treeline infringes, or of which Treeline is not aware, which applications or patents, if found to be valid and enforceable, could be alleged to be infringed by Treeline’s product candidates or any future product candidates. If such an infringement claim should be brought and be successful, Treeline may be required to pay substantial damages, including potentially treble damages and attorneys’ fees for willful infringement, and Treeline may be forced to abandon Treeline’s product candidates or any future product candidates or seek a license from any patent holders. No assurances can be given that a license will be available on commercially reasonable terms, if at all.
It is also possible that Treeline has failed to identify relevant third-party patents or applications. Patent applications covering Treeline’s products could have been filed by others without Treeline’s knowledge. Additionally, pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover Treeline’s products or the use of Treeline’s products. Third-party intellectual property right holders may also actively bring infringement claims against Treeline. Treeline cannot guarantee that Treeline will be able to successfully settle or otherwise resolve such infringement claims. If Treeline is unable to successfully settle future claims on terms acceptable to Treeline, Treeline may be required to engage in or continue costly, unpredictable and time-consuming litigation and may be prevented from or experience substantial delays in marketing Treeline’s products. Parties making claims against Treeline may be able to sustain the costs of complex patent litigation more effectively than Treeline can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of Treeline’s confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have material adverse effect on Treeline’s ability to raise additional funds or otherwise have a material adverse effect on Treeline’s business, financial condition, results of operations and prospects. If Treeline fails in any such dispute, in addition to being forced to pay damages, Treeline may be temporarily or permanently prohibited from commercializing any of Treeline’s product candidates or any future product candidates that are held to be infringing. Treeline might, if possible, also be forced to redesign product candidates so that Treeline no longer infringes the third-party intellectual property rights. Any of these events, even if Treeline were ultimately to prevail, could require Treeline to divert substantial financial and management resources that Treeline would otherwise be able to devote to Treeline’s business and could have a material and adverse effect on Treeline’s business, financial condition, results of operations and prospects.
Intellectual property litigation could cause Treeline to spend substantial resources and distract Treeline’s personnel from their normal responsibilities.
Litigation and other legal proceedings relating to intellectual property claims, with or without merit, are unpredictable and generally expensive and time consuming and are likely to divert significant resources from Treeline’s core business, including distracting Treeline’s technical and management personnel from their normal responsibilities. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Treeline’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of Treeline’s Common Stock. Moreover, such litigation or proceedings could substantially increase Treeline’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities.
Treeline may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Treeline’s competitors may be able to sustain the costs of such litigation or proceedings more effectively than Treeline can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite Treeline’s efforts, Treeline may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging Treeline’s intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on Treeline’s ability to compete in the marketplace.
Treeline may be subject to claims that Treeline or Treeline’s employees or consultants have wrongfully used or disclosed alleged intellectual property of Treeline’s employees’ or consultants’ former employers or their clients. These claims may be costly to defend and if Treeline does not successfully do so, Treeline may be required to pay monetary damages and may lose valuable intellectual property rights or personnel.
Many of Treeline’s employees, including Treeline’s management, were previously employed at biotechnology or biopharmaceutical companies, including Treeline’s competitors or potential competitors. Some of these employees executed proprietary rights, non-disclosure and non-competition agreements in connection with such previous employment. From time to time, Treeline has been, and in the future may be, subject to claims that these employees or Treeline has inadvertently or otherwise used or disclosed intellectual property, including trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If Treeline fails in defending such claims, in addition to paying monetary damages, Treeline may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper Treeline’s ability to develop and ultimately commercialize, or prevent Treeline from developing and commercializing, Treeline’s product candidates or any future product candidates, which could severely harm Treeline’s business, financial condition, results of operations and prospects. Even if Treeline is successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.
Patent terms may be insufficient to protect Treeline’s competitive position on Treeline’s product candidates and any future product candidates for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various patent term adjustments or extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering Treeline’s product candidates or any future product candidates are obtained, once the patent life has expired, Treeline may be open to competition from competitive products, including biosimilars or interchangeables. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Treeline’s owned and licensed patent portfolio may not provide Treeline with sufficient rights to exclude others from commercializing products similar or identical to Treeline’s.
If Treeline does not obtain patent term extension for any product candidates Treeline may develop, Treeline’s business may be harmed.
Depending upon the timing, duration and specifics of any FDA regulatory approval of any product candidates Treeline may develop and Treeline’s technology, Treeline’s U.S. patent or one or more U.S. patents that may issue in the future based on a patent application that Treeline licenses or owns may be eligible for limited patent term extension under the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent extension term of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved product, a method for using it or a method for manufacturing it may be extended. The application for the extension must be submitted prior to the expiration of the patent for which extension is sought and within 60 days of FDA approval. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. However, Treeline may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than Treeline requests. In addition, to the extent Treeline wishes to pursue patent term extension based on a patent that Treeline in-licenses from a third party, Treeline would need the cooperation of that third party. If Treeline is unable to obtain patent term extension or the term of any such extension is less than Treeline requests, Treeline’s competitors may obtain approval of competing products following Treeline’s patent expiration, and Treeline’s revenue could be reduced. Any of the foregoing could have a material adverse effect on Treeline’s business, financial condition, results of operations and prospects.
Obtaining and maintaining Treeline’s patent protection is dependent on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and Treeline’s patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. Treeline has systems in place to remind Treeline to pay these fees, and Treeline employs an outside firm and/or relies on Treeline’s outside counsel to pay these fees due to the USPTO and non-U.S. governmental patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. Treeline employs reputable law firms and other professionals to help Treeline comply, and in many cases an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Treeline’s competitors might be able to enter the market and this circumstance would have a material adverse effect on Treeline’s business.
Changes in U.S. patent and ex-U.S. patent laws could diminish the value of patents in general, thereby impairing Treeline’s ability to protect Treeline’s current or future product candidates.
Changes in either the patent laws or interpretation of the patent laws in the United States or in other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. In the United States, numerous recent changes to the patent laws and proposed changes to the rules of the USPTO may have a significant impact on Treeline’s ability to protect Treeline’s technology and enforce Treeline’s intellectual property rights.
In addition, the patent positions of companies in the development and commercialization of pharmaceuticals and biologics are particularly uncertain. U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Treeline’s patent rights and Treeline’s ability to protect, defend and enforce Treeline’s patent rights in the future. For example, in Amgen Inc. v. Sanofi, 598 U.S. 594 (2023), the Supreme Court held that claims with functional language may face high hurdles in fulfilling the enablement requirement. Recent Federal Circuit decisions raise questions regarding the award of patent term adjustment (“PTA”) for patents where related patents have been issued without a PTA. Thus, it cannot be said with certainty how PTA will or will not be viewed in the future and whether patent expiration dates may be impacted. Treeline cannot predict how this and future decisions by the courts, the U.S. Congress or the USPTO may impact the value of Treeline’s patents.
Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken Treeline’s ability to obtain new patents or to enforce patents that Treeline has licensed or that Treeline may obtain in the future. For example, the complexity and uncertainty of European patent laws have also increased in recent years. In certain member states of the European Union, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (“UPC”). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC will have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. Treeline cannot predict with certainty the long-term effects of any potential changes.
If Treeline’s trademarks and trade names are not adequately protected, then Treeline may not be able to build name recognition in Treeline’s markets of interest and Treeline’s business may be adversely affected.
Treeline’s current or future trademarks or trade names may be challenged, infringed, circumvented or declared generic or descriptive or determined to be infringing on other marks. Treeline may not be able to protect Treeline’s rights to these trademarks and trade names or may be forced to stop using these names, which Treeline needs for name recognition by potential partners or customers in Treeline’s markets of interest.
During trademark registration proceedings, Treeline may receive rejections of Treeline’s applications by the USPTO or by the comparable agencies in other foreign jurisdictions. Although Treeline would be given an opportunity to respond to those rejections, Treeline may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against Treeline’s trademarks, and Treeline’s trademarks may not survive such proceedings. If Treeline is unable to establish name recognition based on Treeline’s trademarks and trade names, Treeline may not be able to compete effectively and Treeline’s business may be adversely affected. Treeline may license Treeline’s trademarks and trade names to third parties, such as distributors. Although these license agreements may provide guidelines for how Treeline’s trademarks and trade names may be used, a breach of these agreements or misuse of Treeline’s trademarks and trade names by Treeline’s licensees may jeopardize Treeline’s rights in or diminish the goodwill associated with Treeline’s trademarks and trade names. Moreover, any name Treeline has proposed to use with Treeline’s therapeutic candidate in the United States must be approved by the FDA, regardless of whether Treeline has registered it, or applied to register it, as a trademark. Similar requirements exist in the European Union and in other countries. The FDA typically conducts a review of proposed product names, including an evaluation of potential for confusion with other product names. If the FDA (or an equivalent administrative body in a foreign jurisdiction) objects to any of Treeline’s proposed proprietary product names, it may be required to expend significant additional resources in an effort to identify a suitable substitute name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Furthermore, in many countries, owning and maintaining a trademark registration may not provide an adequate defense against a subsequent infringement claim asserted by the owner of a senior trademark. At times, competitors or other third parties may adopt trade names or trademarks similar to Treeline’s, thereby impeding Treeline’s ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of Treeline’s registered or unregistered trademarks or trade names. If Treeline asserts trademark infringement claims, a court may determine that the marks Treeline has asserted are invalid or unenforceable, or that the party against whom Treeline has asserted trademark infringement has superior rights to the marks in question. In this case, Treeline could ultimately be forced to cease use of such trademarks. In addition, geo-political actions in the United States and in foreign countries could increase the uncertainties and costs surrounding the prosecution or maintenance of Treeline’s patent applications or those of any current or future licensors and the maintenance, enforcement or defense of Treeline’s issued patents or those of any current or future licensors.
Intellectual property rights do not necessarily address all potential threats to Treeline’s business.
The degree of future protection afforded by Treeline’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect Treeline’s business or permit Treeline to maintain Treeline’s competitive advantage. For example:
•	others may be able to develop products that are similar to Treeline’s product candidates but that are not covered by the claims of the patents that Treeline owns or licenses;
•	Treeline or Treeline’s licensors or collaborators might not have been the first to make the inventions covered by the issued patents or patent application that Treeline owns or licenses;
•	Treeline or Treeline’s licensors or collaborators might not have been the first to file patent applications covering certain of Treeline’s inventions;
•	others may independently develop similar or alternative technologies or duplicate any of Treeline’s technologies without infringing Treeline’s intellectual property rights;
•	it is possible that the pending patent applications Treeline owns or licenses will not lead to issued patents;
•	issued patents that Treeline owns or licenses may be held invalid or unenforceable, as a result of legal challenges by Treeline’s competitors;
•
Treeline’s competitors might conduct research and development activities in countries where Treeline does not have patent rights and then use the information learned from such activities to develop competitive products for sale in Treeline’s major commercial markets;

•	Treeline may not develop additional proprietary technologies that are patentable;
•	the patents of others may have an adverse effect on Treeline’s business;
•	Treeline may fail to adequately protect and police Treeline’s trademarks and trade secrets; and
•	Treeline may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, it could significantly harm Treeline’s business, financial condition, results of operations and prospects.

Risks Related to Treeline’s Business and Operations
Treeline’s future performance is dependent on its ability to retain key employees and to attract, retain and motivate qualified personnel and manage its human capital.
Treeline’s ability to compete in the highly competitive biopharmaceutical industry is largely dependent on its ability to attract, motivate and retain highly qualified clinical, quality control, scientific, medical and managerial personnel. Treeline is highly dependent on the development and management expertise of its executive officer team, including its co-founders Joshua Bilenker and Jeffrey Engelman. Treeline currently does not maintain “key person” life insurance on these individuals or any of its employees. This lack of insurance means that Treeline may not have adequate compensation for the loss of the services of these individuals. The loss of one or more members of Treeline’s management team or other key employees or advisors could delay its research and development programs and have a material and adverse effect on its business, financial condition, results of operations and prospects. Treeline is dependent on the continued service of its technical personnel, because of the highly technical nature of Treeline’s product candidates, and the specialized nature of the regulatory approval process. Because Treeline’s management team and key employees are not obligated to provide it with continued service, they could terminate their employment with Treeline at any time without penalty.
Treeline conducts its operations at its corporate headquarters in Watertown, Massachusetts, and has labs in San Diego, California and Basel, Switzerland, and an office in Stamford, Connecticut, as well as remote employees across the United States. Competition for skilled personnel in Treeline’s market, and nationally, is intense and may limit Treeline’s ability to hire and retain highly qualified personnel on acceptable terms or at all. Treeline also faces competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. Treeline’s future performance will be dependent in large part on its continued ability to attract and retain highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing, manufacturing, governmental regulation and commercialization. If Treeline is unable to continue to attract and retain high-quality personnel, the rate and success at which it can discover and develop product candidates will be limited, which could have a material and adverse effect on its business, financial condition, results of operations and prospects.
Treeline expects to expand its development and regulatory capabilities, and as a result, Treeline may encounter difficulties in managing its growth, which could disrupt Treeline’s operations.
As of March 31, 2026, Treeline had 163 full-time employees. Treeline expects to increase the number of its employees and the scope of its operations, particularly in the areas of clinical development, clinical operations, manufacturing, late-stage regulatory affairs, finance, accounting, management information systems, business operations, public company compliance, communications and other corporate development functions, and, if TLN-121, TLN-254, TLN-372 and TLN-499 or any of its other potential or future product candidates receive regulatory approval, sales, marketing and distribution capabilities. If Treeline acquires additional product candidates or enters into future collaborations, it may have to further expand its employee base beyond its current projections, which may include further preclinical research and development or later-stage regulatory operations. To manage Treeline’s anticipated future growth and operations as a public company, it must continue to implement and improve its managerial, operational and financial systems, expand its facilities and continue to recruit and train additional qualified personnel. Due to Treeline’s limited financial resources and the limited experience of its management team in managing a company with such anticipated growth and with developing sales, marketing and distribution infrastructure, it may not be able to effectively manage the expansion of its operations or recruit and train additional qualified personnel. As Treeline’s operations expand, it also expects that it will need to manage additional relationships with various strategic partners, suppliers and other third parties. The expansion of Treeline’s operations may lead to significant costs and may divert its management and business development resources.
If Treeline is not able to effectively manage growth and expand its operations, it may not be able to successfully implement the tasks necessary to further develop and commercialize, if approved, TLN-121, TLN-254, TLN-372 and TLN-499 or other potential or future product candidates and, accordingly, it may not achieve its research, development and commercialization goals.
Treeline faces substantial competition, which may result in others discovering, developing or commercializing products before or more successfully than Treeline does.
The pharmaceutical and biotechnology industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary and novel products and product candidates. Treeline’s competitors have developed, are developing or may develop products, product candidates and processes competitive with Treeline’s product candidates. Any product candidates that Treeline successfully develops and commercializes will compete with existing therapies and new therapies that may become available in the future. Treeline believes that a significant number of product candidates are currently under development, and may become commercially available in the future, for the treatment of conditions for which Treeline is currently attempting and may in the future attempt to develop product candidates. In addition, Treeline’s product candidates may need to compete with drugs physicians use off-label to treat the indications for which Treeline seeks approval. This may make it difficult for Treeline to replace existing therapies with Treeline’s product candidates.
In particular, there is intense competition in the pharmaceutical and biotechnology industries. Treeline has competitors both in the U.S. and internationally, including major multinational pharmaceutical companies, established biotechnology companies, specialty pharmaceutical companies, emerging and start-up companies, universities and other research institutions. Treeline also competes with these organizations to recruit and retain qualified scientific and management personnel, which could negatively affect Treeline’s level of expertise and Treeline’s ability to execute its business plan. Treeline will also face competition in establishing clinical trial sites and patient enrollment in clinical trials, as well as in acquiring technologies complementary to, or necessary for, Treeline’s programs.
Many of Treeline’s competitors, either alone or with their collaborators, have significantly greater financial resources, established presence in the market, and expertise in research and development, manufacturing, preclinical and clinical testing, obtaining regulatory approvals and reimbursement and marketing approved products than Treeline. Large pharmaceutical and biotechnology companies, in particular, have extensive experience in clinical testing, obtaining regulatory approvals, recruiting patients and manufacturing biotechnology product candidates. These companies also have significantly greater research and marketing capabilities than Treeline and may also have product candidates that have been approved or are in late stages of development, and collaborative arrangements in Treeline’s target markets with leading companies and research institutions. Established pharmaceutical and biotechnology companies may also invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make the product candidates that Treeline develops obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies, as well as in acquiring technologies complementary to, or necessary for, Treeline’s programs. As a result of all of these factors, Treeline’s competitors may succeed in obtaining approval from the FDA or other comparable foreign regulatory authorities or in discovering, developing and commercializing product candidates in Treeline’s field before Treeline does.
Treeline’s potential commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe adverse events, are more convenient, have a broader label, are marketed more effectively, are more widely reimbursed or are less expensive than any products that Treeline may develop. Physicians may be more willing to prescribe competitors’ products for various reasons, and may rely on guidelines related to treatment of patients issued by medical societies, industry groups or other organizations, which may not include, and may never include, Treeline’s products. Treeline’s competitors also may obtain marketing approval from the FDA or other comparable foreign regulatory authorities for their products more rapidly than Treeline may obtain approval for its product candidates, which could result in competitors establishing a strong market position before Treeline is able to enter the market, or make Treeline’s development and marketing more complicated. Even if the product candidates Treeline develops achieve marketing approval, they may be priced at a significant premium over competitive products if any have been approved by then, resulting in reduced competitiveness. Technological advances or products developed by Treeline’s competitors may render Treeline’s technologies or product candidates obsolete, less competitive or not economical. If Treeline is unable to compete effectively, Treeline’s opportunity to generate revenue from the sale of products Treeline may develop, if approved, could be adversely affected.
Treeline depends on its information technology systems and data, and those of the third parties with whom it works, and any disruption to, or security incident affecting, those systems or data could result in material adverse consequences to Treeline’s business.
Treeline is increasingly dependent on information technology systems, infrastructure and data to operate Treeline’s business. In the ordinary course of business, Treeline, and the third parties with whom Treeline works, collect, process, store, generate, transfer, and transmit (collectively, process) a significant amount of personal information and other sensitive information, including Treeline’s proprietary and confidential business data, trade secrets, employee data, intellectual property, data Treeline collects about trial participants in connection with clinical trials, and other sensitive third-party data (collectively, sensitive data). It is important that Treeline does so in a manner designed to maintain the availability, confidentiality, and integrity of such data.
Treeline and the third parties with whom Treeline works may experience security incidents caused by Treeline’s personnel, vendors, or other external actors, including cyber-attacks, malicious internet-based activity, online and offline fraud, and other activities that could threaten the confidentiality, integrity, and availability of Treeline’s sensitive data and information technology systems and those of the third parties with whom Treeline works. Such threats are prevalent, continue to rise, are increasingly difficult to detect, and come from a variety of sources, including criminals, “hacktivists,” insiders, and sophisticated nation state or state-supported actors. Treeline and the third parties with whom Treeline works are subject to evolving threats such as social engineering attacks (including deep fakes and phishing), malicious code (such as viruses and worms), malware (including advanced persistent threat intrusions), denial-of-service attacks, credential stuffing, credential harvesting, personnel misconduct or error, ransomware attacks, supply-chain attacks, software bugs, server malfunctions, software or hardware failures, loss of data, adware, telecommunications failures, earthquakes, fires, floods, attacks enhanced or facilitated by artificial intelligence, and other similar threats.
It may be difficult or costly to detect, investigate, mitigate, contain, and remediate a security incident. Treeline’s efforts to do so may not be successful. Actions taken by Treeline or the third parties with whom Treeline works to detect, investigate, mitigate, contain, and remediate a security incident could result in outages, data losses, and disruptions of Treeline’s business. Threat actors may also gain access to the same or other networks and systems after a compromise of Treeline’s networks and systems or those of the third parties with whom Treeline works.
Remote work has increased risks to Treeline’s information technology systems and data, as Treeline’s employees utilize network connections, computers and devices outside Treeline’s premises or network, including working at home, while in transit and in public locations.
Future business transactions (such as acquisitions) could expose Treeline to additional cybersecurity risks and vulnerabilities as Treeline’s systems could be negatively affected by vulnerabilities present in acquired or integrated entities’ systems and technologies. Furthermore, Treeline may discover security issues not found during due diligence of such acquired or integrated entities or it may be difficult to integrate companies into Treeline’s information technology environment and security program. In particular, in connection with the Merger, Treeline (and, following the closing, the combined company) expects to integrate, continue to operate, or wind down certain information technology systems and data of Standard BioTools and any undetected vulnerabilities or prior security incidents in those systems could expose the combined company to additional cybersecurity risks.
Treeline also outsources certain elements of Treeline’s information technology systems and operations to various third parties. Treeline’s ability to monitor these third parties’ information security practices is limited, and these third parties may not have adequate information security measures in place despite any applicable contractual representations and warranties to do so. If the third parties with whom Treeline works experience a security incident or other interruption, Treeline could experience adverse consequences. While Treeline may be entitled to damages if such third parties fail to satisfy their privacy or security related obligations to Treeline, any award may be insufficient to cover Treeline’s damages, or Treeline may be unable to recover any such award. In addition, supply chain attacks have increased in frequency and severity, and Treeline cannot guarantee that third parties’ infrastructure in Treeline’s supply chain or that of the third parties with whom Treeline works have not been or will not be compromised.
Treeline, and the third parties with whom Treeline works, take steps designed to detect, mitigate, and remediate vulnerabilities in Treeline’s information systems; however, Treeline may not detect and remediate all such vulnerabilities on a timely basis. Further, Treeline may experience delays in developing and deploying remedial measures and patches designed to address identified vulnerabilities. Vulnerabilities could be exploited and result in a security incident.
Despite the implementation of these security measures, any of the previously identified or similar threats could cause a security incident or other interruption that could result in unauthorized, unlawful, or accidental acquisition, modification, destruction, loss, alteration, encryption, disclosure of, or access to Treeline’s sensitive data, or Treeline’s information technology systems, or those of the third parties with whom Treeline works. A security incident or other interruption could disrupt the ability of Treeline, or the third parties with whom Treeline works, to provide Treeline’s services.

To try to protect Treeline’s information technology systems and sensitive data, Treeline has expended and may expend significant resources to implement and maintain specific security measures, industry standards, and reasonable security measures. Applicable data privacy and security obligations may require Treeline, or Treeline may voluntarily choose, to notify relevant stakeholders, including affected individuals, customers, regulatory authorities, and investors, of security incidents, or to take other actions, such as providing credit monitoring and identity theft protection services. Such disclosures and related actions can be costly, and the disclosure or the failure to comply with such applicable requirements could lead to adverse consequences.
The risk of a security incident or other disruption has generally increased as the number, intensity, and the sophistication of attempted and successful attacks and intrusions from around the world have increased. Treeline may not be able to anticipate all types of security threats, nor implement effective preventive measures against all such security threats. If Treeline (or a third party with whom Treeline works) experiences or is perceived to have experienced a security incident involving sensitive data or information technology systems, Treeline may experience material adverse consequences, such as government enforcement actions (for example, investigations, fines, penalties, audits, or inspections); additional reporting requirements or oversight; restrictions on processing sensitive data; litigation (including possible class action claims); indemnification obligations; negative publicity; reputational harm; monetary fund diversions; diversion of management attention; interruptions in Treeline’s operations (including availability of data); financial loss; and other similar harms. Security incidents and attendant material consequences may cause existing customers to stop enrolling patients in Treeline’s sponsored clinical trials or prescribing Treeline’s products, deter new customers from doing so, and negatively impact Treeline’s ability to grow and operate Treeline’s business. Furthermore, if the information technology systems of a third party with whom Treeline works become subject to a security incident or other disruption, Treeline may have insufficient recourse against such third parties and Treeline may have to expend significant resources to mitigate the impact of such an event, and to develop and implement protections to prevent future events of this nature from occurring.
Significant disruptions of Treeline’s information technology systems or those of the third parties with whom Treeline works, or security breaches could result in the loss, misappropriation or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property or proprietary business information) and claims by Treeline’s counterparties that Treeline has failed to comply with legal or contractual obligations, which could result in financial, legal, business, and reputational harm to Treeline.
There can be no assurance that the limitations of liability in Treeline’s contracts would be enforceable or adequate to protect Treeline from liabilities and damage, and Treeline may not have adequate insurance coverage to cover all types of costs, expenses and losses Treeline could incur with respect to security breaches or disruptions. The successful assertion of one or more large claims against Treeline that exceed any available insurance coverage, or results in changes to Treeline’s insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), could have an adverse effect on Treeline’s business. In addition, Treeline cannot be sure that Treeline’s existing insurance coverage will continue to be available on acceptable terms or that Treeline’s insurers will not deny coverage as to any future claim.
Treeline and the third parties with whom it works are, or may in the future become, subject to stringent and changing obligations related to data privacy and security. Treeline’s (or their) actual or perceived failure to comply with such obligations could lead to regulatory investigations or actions; litigation (including class action claims) or mass arbitration demands; fines or penalties; disruptions to Treeline’s business operations; reputational harm; loss of revenue or profits; loss of customers or sales; and other adverse business consequences.
The global data protection landscape is rapidly evolving and Treeline’s data processing activities subject Treeline to numerous data privacy and security obligations, such as various state, federal and foreign laws, regulations, guidance, industry standards, external and internal privacy and security policies, contractual requirements and other obligations that govern the processing of sensitive data by Treeline and on Treeline’s behalf, and Treeline may be subject to new or additional obligations related to data privacy and security and face increased scrutiny from regulatory authorities as Treeline’s business grows. The legislative and regulatory landscape for data privacy and security continues to evolve worldwide, and there has been an increasing focus on these issues with the potential to adversely affect Treeline’s business. Various global legislative and regulatory bodies, or self-regulatory organizations, may expand current laws, rules or regulations, enact new ones or issue guidance regarding data privacy and security that could impact Treeline’s business. As implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, Treeline cannot yet determine the impact that future privacy and security obligations may have on Treeline’s business. This evolution creates uncertainty in Treeline’s business and may affect Treeline’s ability to operate in certain jurisdictions or to process sensitive data, necessitate the acceptance of more onerous obligations in Treeline’s contracts, result in liability, or impose additional costs on Treeline. The cost of compliance with these obligations is high and is likely to increase in the future. Any failure or perceived failure by Treeline to comply with federal, state or foreign laws or regulations, Treeline’s internal policies and procedures or Treeline’s contracts governing Treeline’s processing of sensitive data could result in negative publicity, government investigations or actions, claims by third parties or damage to Treeline’s reputation, any of which could have a material adverse effect on Treeline’s business, financial condition, results of operations and prospects.
In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including consumer protection laws (e.g., Section 5 of the Federal Trade Commission Act), comprehensive consumer privacy laws, sector-specific privacy laws, data breach notification laws, laws regarding marketing, and other similar laws governing the processing of sensitive data that Treeline is or may in the future be required to comply with. In addition, Treeline obtains health information from third parties (including research institutions from which Treeline obtains clinical trial data) that is subject to privacy and security requirements under HIPAA, which imposes among other things, certain requirements relating to the privacy, security, transmission, and breach of individually identifiable health information. If Treeline violates HIPAA, depending on the specific facts and circumstances, Treeline could be subject to significant fines, penalties or regulatory inquiries or actions.
Over a third of U.S. states have enacted comprehensive consumer privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal information. Similar laws are being considered in several other states, as well as at the federal and local levels, and Treeline expects more states to pass similar laws in the future. While these states exempt some data processed in the context of clinical trials, these developments may further complicate compliance efforts and increase legal risk and compliance costs for Treeline and the third parties with whom Treeline works. Certain states have also adopted specific privacy and security laws and regulations which govern the privacy, processing and protection of health-related personal information. Such laws and regulations will likely be subject to interpretation by various courts and other governmental authorities, creating potentially complex compliance issues for Treeline and Treeline’s future customers and strategic partners. In addition to government activity, privacy advocacy groups and technology and other industries continue to consider new or revised self-regulatory standards related to privacy and security that may place additional burdens on Treeline.
Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, in Canada, the Personal Information Protection and Electronic Documents Act and various related provincial laws apply to Treeline’s operations. In the European Union, the General Data Protection Regulation (the “GDPR”) imposes stringent requirements on the processing of personal data, including health data collected in connection with clinical trials, and restricts transfers of personal data outside the European Economic Area; non-compliance can result in fines of up to the greater of €20 million or 4% of total worldwide annual turnover. In the United Kingdom, the UK GDPR and the Data Protection Act 2018 impose comparable obligations and potential penalties. In Australia, the Privacy Act 1988 (Cth) and the Australian Privacy Principles govern the handling of personal information, and in Singapore, the Personal Data Protection Act 2012 imposes obligations relating to the collection, use, and disclosure of personal data, in each case including in connection with the clinical trials Treeline conducts in those jurisdictions. These and other non-U.S. data protection regimes may impose obligations that differ from, or are more onerous than, those applicable in the United States, and may increase Treeline’s compliance costs and legal risk.
Additionally, the U.S. Department of Justice issued a final rule, effective April 8, 2025 (with the Department of Justice’s limited enforcement period having ended on July 8, 2025 and certain affirmative compliance obligations subject to a later compliance date of October 6, 2025), entitled “Preventing Access to U.S. Sensitive Personal Data and Government-Related Data by Countries of Concern or Covered Persons,” which places additional restrictions on certain data transactions involving “countries of concern” (currently, China (including Hong Kong and Macau), Russia, Iran, North Korea, Cuba, and Venezuela) and “covered persons” (entities owned by, organized under the laws of, or operating in such countries, as well as certain individuals affiliated with those countries). The rule restricts or prohibits a range of business activities, such as vendor engagements, data brokerage transactions, employment of certain individuals, and certain investor agreements, if they involve the transfer or access to

“sensitive personal data” (such as precise geolocation data, biometric identifiers, personal health data, and personal financial data) above specific thresholds. Certain transactions may be permitted if specific security requirements are met or exemptions apply, but others may be outright prohibited. Violations of the rule could result in significant civil and criminal fines and penalties. Aside from certain narrow exemptions, the rule applies regardless of whether data is anonymized, key-coded, pseudonymized, de-identified or encrypted, which may present challenges for companies like Treeline and may impact Treeline’s ability to transfer data in connection with certain transactions or agreements.
In addition to data privacy and security laws, Treeline is also bound by other contractual obligations related to data privacy and security. For example, Treeline may be contractually required to indemnify and hold harmless third parties with whom Treeline works from the costs or consequences of non-compliance with applicable laws, rules and regulations or other legal obligations relating to privacy or security or any inadvertent or unauthorized processing of sensitive data that Treeline stores or handles as part of operating Treeline’s business. Any of these events could adversely affect Treeline’s reputation, business, or financial condition, including but not limited to: loss of customers; interruptions or stoppages in Treeline’s business operations (including clinical trials); inability to process personal information or to operate in certain jurisdictions; limited ability to develop or commercialize Treeline’s products; expenditure of time and resources to defend any claim or inquiry; adverse publicity; or substantial changes to Treeline’s business model or operations. Treeline also publishes privacy policies, marketing materials, and other statements concerning data privacy and security. Regulatory authorities in the United States and other jurisdictions are increasingly scrutinizing these statements, and if these policies, materials or statements are found to be deficient, deceptive, unfair, or misleading, Treeline would be subject to investigation or enforcement actions by regulatory authorities.
Treeline cannot assure you that Treeline’s CROs, CDMOs or other third parties with whom Treeline works will not breach contractual obligations imposed by Treeline, or that they will not experience data security incidents or other interruptions, which could have a corresponding effect on Treeline’s business, including under privacy laws and regulations or which could in turn adversely affect Treeline’s business, financial condition, results of operations and prospects. Treeline’s contractual measures and Treeline’s own privacy and security-related safeguards may not be sufficient to completely protect Treeline from the risks associated with the third-party processing of such information. Any of the foregoing could adversely affect Treeline’s business, financial condition, results of operations and prospects.
Complying with these complex and often evolving privacy and security related obligations can be expensive, difficult, time consuming, and subject to inconsistent application and interpretation. Any actual or perceived failure to comply with any such obligations, whether by Treeline, or by Treeline’s CROs, CDMOs, partners or other third parties with whom Treeline works, could result in significant adverse consequences, including: investigation costs; material fines and penalties; compensatory, special, punitive, or statutory damages; litigation (including class action claims) and mass arbitration demands; government enforcement actions; requirements to provide notices, credit monitoring or other services to impacted individuals; adverse actions against Treeline’s licenses; bans or restrictions on processing personal information; required changes to Treeline’s services, technologies, systems, or practices (or those of Treeline’s partners); reputational damage; imprisonment of company officials; and injunctive relief.
In addition, any actual, perceived or suspected failure to comply with applicable privacy and security obligations — regardless of whether it results in unauthorized or unlawful processing of sensitive data — may lead to enforcement actions, private litigation, significant fines and penalties, regulatory investigations, adverse publicity, loss of customer trust, and other consequences that could adversely affect Treeline’s business, financial condition, results of operations and prospects.
If Treeline, or any contract manufacturers or suppliers it engages, fail to comply with environmental, health and safety laws and regulations, Treeline could become subject to fines or penalties or incur costs that could harm its business.
Treeline and Treeline’s third-party contractors are subject to numerous federal, state, local and foreign environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Treeline’s operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Treeline’s operations also produce hazardous waste products. Treeline generally contracts with third parties for the disposal of these materials and wastes. Treeline cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from Treeline’s use of hazardous materials, Treeline could be held liable for any resulting damages, and any liability could exceed Treeline’s resources, including any available insurance. Treeline could also be held liable for unexpected safety events that could happen in its business offices.
In addition, Treeline’s leasing and operation of real property may subject it to liability pursuant to certain of these laws or regulations. Under existing United States environmental laws and regulations, current or previous owners or operators of real property and entities that disposed or arranged for the disposal of hazardous substances may be held strictly, jointly and severally liable for the cost of investigating or remediating contamination caused by hazardous substance releases, even if they did not know of and were not responsible for the releases.
Treeline could incur significant costs and liabilities which may adversely affect its financial condition and operating results for failure to comply with such laws and regulations, including, among other things, civil or criminal fines and penalties, property damage and personal injury claims, costs associated with upgrades to Treeline’s facilities or changes to its operating procedures, or injunctions limiting or altering its operations.
Although Treeline maintains liability insurance to cover it for costs and expenses that it may incur due to injuries to its employees, this insurance may not provide adequate coverage against potential liabilities. Treeline does not maintain insurance for environmental liability or toxic tort claims that may be asserted against it in connection with its storage or disposal of biological, hazardous or radioactive materials.
In addition, Treeline may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations, which are becoming increasingly more stringent, may impair its research, development or production efforts. Treeline’s failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.
Treeline’s business entails a significant risk of product liability and its ability to obtain sufficient insurance coverage could have a material and adverse effect on its business, financial condition, results of operations and prospects. If product liability lawsuits are brought against Treeline, it may incur substantial liabilities and may be required to limit, delay or cease commercialization of its products.
When Treeline conducts clinical trials of its current and any future product candidates, it may be exposed to significant product liability risks inherent in the development, testing, manufacturing and marketing of therapeutic treatments. Product liability claims could delay or prevent completion of Treeline’s development programs. If Treeline succeeds in marketing products, if approved, Treeline will continue to face the risk of product liability claims. Such claims could result in an FDA investigation of the safety and effectiveness of its products, its manufacturing processes and facilities or its marketing programs and potentially a recall of its products or more serious enforcement action by U.S. or foreign regulatory authorities, limitations on the approved indications for which they may be used or suspension or withdrawal of approvals. If Treeline cannot successfully defend itself against product liability claims, it may incur substantial liabilities or be required to limit, delay or cease the commercialization of its products. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for its products, termination of clinical trial sites or entire trial programs, withdrawal of clinical trial participants, injury to its reputation and significant negative media attention, significant costs to defend the related litigation, a diversion of management’s time and its resources from its business operations, substantial monetary awards to trial participants or patients, loss of revenue, and the inability to commercialize any products that Treeline may develop.
Treeline currently maintains general liability insurance and product liability insurance that it believes is sufficient. It may, however, need to obtain higher levels of insurance coverage for later stages of clinical development or marketing any of its product candidates. Any insurance Treeline has or may obtain may not provide sufficient coverage against potential liabilities. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, Treeline may be unable to obtain sufficient insurance at a reasonable cost to protect it against losses caused by product liability claims that could have a material and adverse effect on its business, financial condition, results of operations and prospects. Treeline’s inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of its product candidates. Although Treeline will maintain such insurance, any claim that may be brought against it could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by its insurance or that is in excess of the limits of its insurance coverage. Treeline’s insurance policies will also have various exclusions, and it may be subject to a product liability claim for which it has no coverage. Treeline may have to pay any amounts awarded by a court or negotiated in a settlement that exceed its coverage limitations or that are not covered by its insurance, and it may not have, or be able to obtain, sufficient capital to pay such amounts.
Treeline’s employees, independent contractors, principal investigators, CROs, CDMOs, consultants and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements and insider trading.
Treeline is exposed to the risk of fraud or other misconduct by Treeline’s employees, independent contractors, principal investigators, consultants and commercial partners. Misconduct by these parties could include intentional failures to comply with the regulations of FDA and non-U.S. regulators, provide accurate information to the FDA and non-U.S. regulators, comply with healthcare fraud and abuse laws and regulations in the United States and abroad, report financial information or data accurately or disclose unauthorized activities to Treeline. If Treeline obtains FDA approval of any of its current or future product candidates and begins commercializing those products in the United States, Treeline’s potential exposure under these laws will increase significantly, and the costs associated with compliance with these laws will likely increase. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Such misconduct could also involve the improper use of information obtained in the course of clinical studies, which could result in regulatory sanctions and cause serious harm to Treeline’s reputation. It is not always possible to identify and deter employee misconduct, and the precautions Treeline takes to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting Treeline from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations. If any such actions are instituted against Treeline, and Treeline is not successful in defending or asserting Treeline’s rights, those actions could have a significant impact on Treeline’s business, including the imposition of significant fines or other sanctions.
Changes in tax laws or regulations that are applied adversely to Treeline may have a material adverse effect on Treeline’s business, cash flows, financial condition or results of operations.
New income, sales, use or other tax laws, statutes, rules, regulations or ordinances could be enacted at any time, which could adversely affect Treeline’s business operations and financial performance.
For example, legislation enacted in 2017, informally titled the Tax Cuts and Jobs Act (“TCJA”), enacted many significant changes to the U.S. tax laws. For Treeline’s 2022 through 2024 tax years, the TCJA eliminated the option to immediately deduct research and development expenditures and required taxpayers to amortize domestic expenditures over five years and foreign expenditures over fifteen years. Beginning with Treeline’s 2025 tax year, the OBBBA restored immediate deductibility of domestic expenditures, while foreign expenditures will continue to be capitalized and amortized over fifteen years. Future changes in corporate tax rates, the realization of net deferred tax assets relating to Treeline’s operations, the taxation of foreign earnings, and the deductibility of expenses could have a material impact on the value of its deferred tax assets, could result in significant one-time charges, and could increase its future tax expense. Further, existing tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to it.
Further, Treeline is subject to U.S. federal, state, and local income taxes and other taxes in the United States and will be subject to income taxes, withholding taxes, transaction taxes, and other taxes in any foreign jurisdictions in which it currently does business or may do business in the future. Due to the expanding scale of Treeline’s international business activities, it may become subject to taxation in additional foreign jurisdictions. Moreover, changes to Treeline’s corporate structure, including increased headcount and expanded functions outside of the United States, as well as changes to the tax laws in the jurisdictions in which it does business, could impact its worldwide effective tax rate and adversely affect its operating results and financial condition.
Treeline’s ability to use Treeline’s net operating loss carryforwards and certain other tax attributes may be limited.
Treeline has incurred substantial losses during Treeline’s history and does not expect to become profitable in the near future, and Treeline may never achieve profitability. Under current law, unused U.S. federal net operating losses generated in tax years beginning after December 31, 2017 will not expire and may be carried forward indefinitely, but the deductibility of such federal net operating losses for any year is limited to no more than 80% of current year taxable income (without regard to certain deductions). Treeline’s U.S. federal research tax credits have a carryforward of 20 years.
In addition, both Treeline’s current and Treeline’s future unused losses and other tax attributes may be subject to limitation under Sections 382 and 383 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), if Treeline undergoes, or has undergone, an “ownership change,” generally defined as a greater than 50 percentage point change (by value) in Treeline’s equity ownership by certain stockholders or groups of stockholders over a three-year period. It is possible that Treeline has undergone one or more “ownership changes” in the past. Treeline may also undergo an ownership change as a result of the Merger or other shifts in the ownership of Treeline’s capital stock in the future, which may further limit Treeline’s ability to use Treeline’s pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset Treeline’s post-change income or taxes. Similar provisions of state tax law may also apply to limit Treeline’s use of accumulated state tax attributes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed. As a result, even if Treeline attains profitability, Treeline may be unable to use all or a material portion of Treeline’s net operating losses and other tax attributes, which could adversely affect Treeline’s future cash flows.
Treeline’s estimates of market opportunity, including the prevalence and incidence of disease in its target indications, and forecasts of market growth may prove to be inaccurate, and even if the markets in which it competes achieve the forecasted growth, its business may not grow at similar rates, or at all.
Treeline’s estimates and forecasts relating to size and expected growth of its target market, including the prevalence and incidence of disease in its target indications, may prove to be inaccurate. These estimates and forecasts are based on and derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations and market research, which may not accurately identify the size of the market for Treeline’s product candidates. The total addressable market opportunity for TLN-121, TLN-254, TLN-372 and TLN-499 and Treeline’s other potential or future product candidates will ultimately depend upon, among other things, the final labeling for Treeline’s product candidates, if Treeline’s product candidates are approved for sale in Treeline’s target indications, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients nationally or globally may turn out to be lower than expected, patients may not be otherwise amenable to treatment with Treeline’s product candidates, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect Treeline’s results of operations and Treeline’s business. Even if the markets in which Treeline competes meet its size estimates and growth forecasts, Treeline’s business may not grow at similar rates, or at all. Treeline’s growth is subject to many factors, including its success in implementing its business strategy, which is subject to many risks and uncertainties.
Treeline’s revenue will be dependent, in part, upon the size of the markets in the territories for which it gains regulatory approval, the accepted price for the product, the ability to obtain coverage and reimbursement and whether it owns the commercial rights for that territory. If the number of Treeline’s addressable patients is not as significant as it estimates, the indication approved by regulatory authorities is narrower than it expects or the treatment population is narrowed by competition, physician choice or treatment guidelines, Treeline may not generate significant revenue from sales of such products, even if approved.
Unfavorable global economic conditions could adversely affect Treeline’s business, financial condition and results of operations.
Treeline’s results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. A severe or prolonged economic downturn could result in a variety of risks to Treeline’s business, including weakened demand for Treeline’s product candidates and Treeline’s ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also strain Treeline’s suppliers, possibly resulting in supply disruption, or cause Treeline’s customers to delay making payments for Treeline’s services. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on Treeline’s growth strategy and financial performance and could require Treeline to delay or abandon clinical development plans. In addition, there is a risk that one or more of Treeline’s current service providers, manufacturers and other partners may not survive such difficult economic times, which could directly affect Treeline’s ability to attain Treeline’s operating goals on schedule and on budget. Any of the foregoing could harm Treeline’s business and Treeline cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact Treeline’s business.
In particular, inflation, rising or volatile interest rates, instability in the global banking system or the failure of financial institutions, armed conflicts and geopolitical instability, including in Europe and the Middle East, and the actual and threatened imposition of tariffs, the possibility of a recession or further economic downturn, trade restrictions, sanctions or other trade barriers could increase Treeline’s operating costs, disrupt its supply chain and the operations of the third parties on which it depends, limit its access to capital, and otherwise adversely affect Treeline’s business, financial condition and results of operations. Supply chain disruptions and delays as a result of any new tariff policies or trade restrictions could also negatively impact Treeline’s cost of materials and production processes. For example, on February 24, 2026, the U.S. imposed a temporary import surcharge of 10% ad valorem on most articles imported into the U.S. Additionally, following a Section 232 national security investigation into pharmaceutical imports that concluded that imported pharmaceuticals and active pharmaceutical ingredients threaten U.S. national security, the President issued a proclamation imposing new tariffs on certain patented pharmaceuticals and associated pharmaceutical ingredients on April 2, 2026. While there are some exclusions, the proclamation established a default tariff rate of 100% on covered patented pharmaceuticals and ingredients, with reduced rates for companies that have entered into approved onshoring plans and/or qualifying most-favored-nation pricing agreements, and the tariffs are scheduled to take effect for certain named companies on July 31, 2026 and for all other companies on September 29, 2026. These rules are subject to future changes, which may impact Treeline’s supply chain and create uncertainty in the broader pharmaceutical industry.
Treeline, or the third parties upon whom Treeline depends, may be adversely affected by natural disasters and other calamities, including pandemics, and Treeline’s business continuity and disaster recovery plans may not adequately protect Treeline from a serious disaster.
Natural disasters could severely disrupt Treeline’s operations and have a material adverse effect on Treeline’s business, results of operations, financial condition and prospects. If a natural disaster, fire, hurricane, power outage or other event occurred that prevented Treeline from using all or a significant portion of Treeline’s headquarters, that damaged critical infrastructure, such as Treeline’s suppliers’ manufacturing facilities, or that otherwise disrupted operations, such as data storage, it may be difficult or, in certain cases, impossible for Treeline to continue Treeline’s business for a substantial period of time.
Occurrences of epidemics or pandemics, depending on their scale, may cause different degrees of damage to the national and local economies within Treeline’s geographic focus. Global economic conditions may be disrupted by widespread outbreaks of infectious or contagious diseases, and such disruption may adversely affect clinical development plans. Pandemics or similar events could have an adverse effect on the coordination of research and development, Treeline’s capital raising efforts, and the financial condition of Treeline’s business, as well as the ability of Treeline to retain key personnel and continue to expand product candidate development and conduct clinical trials. Extraordinary actions taken by international, federal, state and local public health and governmental authorities to contain and combat the outbreak and spread of infectious diseases, including travel bans, quarantines and similar mandates for many individuals and businesses to substantially restrict daily activities could have an adverse effect on Treeline’s financial condition and ability to raise financing.
The disaster recovery and business continuity plans Treeline has in place may prove inadequate in the event of a serious disaster or similar event. Treeline may incur substantial expenses as a result of the limited nature of Treeline’s disaster recovery and business continuity plans, which could have a material adverse effect on Treeline’s business. The extent and duration of the economic slowdown attributable to any public health crisis or other adverse event remains uncertain. A continued significant economic slowdown could have a substantial adverse effect on Treeline’s financial condition, liquidity, and results of operations. If these conditions persist for an extended term, it could have a material adverse effect on Treeline’s future revenue and sales.

Risks Related to Standard BioTools’ Business
You should also read and consider the risk factors specific to Standard BioTools’ business. These risks are described in Part I, Item 1A of Standard BioTools’ Annual Report on Form 10-K for the year ended December 31, 2025, and any amendments thereto, as such risks have been or may be updated or supplemented in Standard BioTools’ subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, and in other documents that are incorporated by reference into this proxy statement/prospectus. See “Incorporation of Certain Documents by Reference” and “Where You Can Find More Information” beginning on pages 334 and 335, respectively, of this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus contains forward-looking statements. All statements contained herein, other than statements of historical fact, including statements regarding Standard BioTools’ future results of operations and financial position, Standard BioTools’ business strategy and plans, and Standard BioTools’ objectives for future operations, and forecasts of Treeline’s, Standard BioTools’ and the combined company’s future performance, are forward-looking statements. The words “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “target,” “contemplate,” “estimate,” “position,” “predict,” “potential,” “opportunity” and similar expressions and the negatives of those terms are intended to identify forward-looking statements. Forward-looking statements include statements regarding the expected timing of the closing of the Transactions; the potential benefits of the proposed Transactions; the prospective performance and outlook of the combined company’s business, performance and opportunities; the ability of the parties to complete the proposed Transactions; the competitive position of the combined company; the expected post-closing ownership of the combined company; the expected management team and board of directors of the combined company; the combined company’s expected cash at Closing and cash runway after the Closing; Treeline’s product candidates and the potential benefits thereof and potential new indications; Treeline’s expectations with regard to the timing and availability of data from its current and planned clinical trials and preclinical studies; the timing of IND filings and planned clinical entries for Treeline’s preclinical programs; the expected development activities and related timing of such activities of the combined company’s product candidates; the timing of the announcement of trial results of the combined company’s product candidates; the potential market size and size of the potential patient populations for Treeline’s product candidates and any future product candidates; as well as any assumptions underlying any of the foregoing.
Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks include, but are not limited to, risks and uncertainties related to: (i) the ability to obtain the requisite approval from stockholders of Standard BioTools; (ii) the risk that the proposed Transactions may not be completed in a timely manner or at all; (iii) the possibility that competing offers or acquisition proposals will be made; (iv) the possibility that any or all of the various conditions to the consummation of the proposed Transactions may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities; (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require Standard BioTools to pay a termination fee or other expenses; (vi) the effect of the pendency of the proposed Transactions on the parties’ ability to retain and hire key personnel, their ability to maintain relationships with customers, suppliers and others with whom they do business, their business generally or their stock price; (vii) risks related to diverting management’s attention from ongoing business operations or the loss of one or more members of the management team; (viii) the risk that stockholder litigation in connection with the proposed Transactions may result in significant costs of defense, indemnification and liability; (ix) the parties’ ability to realize the anticipated benefits of the proposed Transactions; (x) the risk that the parties may assume unexpected liabilities and expenses as a result of the proposed Transactions; (xi) the risk that the potential dispositions of Standard BioTools’ mass cytometry and microfluidics businesses may not be completed on favorable terms or at all; (xii) the risk that Standard BioTools could fail to maintain the listing of its common stock on Nasdaq; (xiii) uncertainties as to the potential for development, commercialization and other benefits of any of Treeline’s product candidates; and (xiv) uncertainties as to Treeline’s anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for commencing clinical trials and announcing data and other clinical results. For information regarding other related risks, see the “Risk Factors” section contained in this proxy statement/prospectus, as well as the “Risk Factors” section contained in Standard BioTools’ Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 16, 2026, and in Standard BioTools’ most recent Quarterly Report on Form 10-Q and in Standard BioTools’ other filings with the SEC.
Should one or more of these risks or uncertainties materialize, or should any of Standard BioTools or Treeline’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. There may also be additional risks that Standard BioTools considers immaterial or which are unknown. It is not possible to predict or identify all such risks. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except as required by law, Standard BioTools assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

THE SPECIAL MEETING
Date, Time, and Place of the Special Meeting
The Special Meeting will be held on    , 2026, commencing at    , Eastern Time, unless postponed or adjourned to a later date. The Special Meeting will be held entirely online and can be accessed at www.virtualshareholdermeeting.com/LAB2026SM. Standard BioTools is sending this proxy statement/prospectus to its stockholders in connection with the solicitation of proxies by the Standard BioTools Board for use at the Special Meeting and any adjournments or postponements of the Special Meeting. On or about    , 2026, Standard BioTools commenced mailing this proxy statement/prospectus and the enclosed form of proxy card to its stockholders entitled to vote at the Special Meeting.
Purpose of the Special Meeting
At the Standard BioTools Special Meeting, Standard BioTools stockholders will be asked to consider and vote upon the following proposals:
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Proposal #1: Share Issuance Proposal. To approve the issuance of Standard BioTools Common Stock in connection with the Merger and in accordance with Nasdaq Listing Rules 5635(a) and 5635(b) (the “Share Issuance” and such proposal, the “Share Issuance Proposal”);

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Proposal #2: Charter Amendment Proposal. To approve an amendment to the Standard BioTools Charter to effect a reverse stock split of Standard BioTools’ issued and outstanding common stock at a ratio in the range from 1-for-   to 1-for-  , inclusive, with the final ratio to be mutually agreed to by Standard BioTools and Treeline and an amendment to the Standard BioTools Charter to change the name of Standard BioTools to “Treeline Biosciences Holdings, Inc.” (the “Charter Amendment Proposal”);

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Proposal #3: Post-Closing Equity Incentive Plan Proposal. To approve the Post-Closing Equity Incentive Plan in the form attached as Annex I to this proxy statement/prospectus, which will become effective at the effective time of the Merger and is contingent on the closing of the Merger (the “Closing”) (the “Post-Closing Equity Incentive Plan” and such proposal, the “Post-Closing Equity Incentive Plan Proposal”);

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Proposal #4: Post-Closing ESPP Proposal. To approve the Post-Closing Employee Stock Purchase Plan in the form attached as Annex J to this proxy statement/prospectus, which will become effective at the effective time of the Merger and is contingent on the Closing (the “Post-Closing ESPP” and such proposal, the “Post-Closing ESPP Proposal”);

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Proposal #5: Advisory Compensation Proposal. To approve, on a nonbinding, advisory basis, the compensation and benefits that will or may become payable by Standard BioTools to its named executive officers in connection with the Merger (the “Merger-Related Compensation”, and such proposal, the “Advisory Compensation Proposal”); and

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Proposal #6: Adjournment Proposal. To approve adjournments of the Special Meeting from time to time, if necessary or appropriate, to solicit additional proxies in favor of the Share Issuance Proposal and the Charter Amendment Proposal, if there are insufficient votes at the time of such adjournment to approve such proposals or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Standard BioTools stockholders (the “Adjournment Proposal” and, together with the Share Issuance Proposal, the Charter Amendment Proposal, the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal and the Advisory Compensation Proposal, the “Proposals”).

Each of the Share Issuance Proposal and the Charter Amendment Proposal is a condition to completion of the Merger. The issuance of Standard BioTools Common Stock in connection with the Merger, the amendment to the Standard BioTools Charter to effect a reverse stock split of Standard BioTools’ issued and outstanding common stock and the amendment to the Standard BioTools Charter to change the name of the company will not take place unless approved by the requisite Standard BioTools stockholders. The Standard BioTools Board has approved the Standard BioTools Charter amendment to change the name of Standard BioTools to “Treeline Biosciences Holdings, Inc.” and no vote of the Standard BioTools stockholders is required to approve such Standard BioTools Charter amendment under the DGCL. Standard BioTools is voluntarily seeking the approval of Standard BioTools stockholders for such Standard BioTools Charter amendment pursuant to the Merger Agreement. Therefore, the Merger cannot be consummated without the approval of the Share Issuance Proposal and the Charter Amendment Proposal.
Recommendation of the Standard BioTools Board
After due consideration and discussion of the factors that the Special Committee deemed relevant, the Special Committee unanimously (i) determined that the Merger and the other Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions and recommended that the Standard BioTools Board approve and declare advisable the Transactions and (iii) recommended that the Standard BioTools Board resolve to recommend the approval of the Share Issuance and the Charter Amendment by the Standard BioTools stockholders.
Upon the recommendation of the Special Committee, the Standard BioTools Board has determined and believes that the Share Issuance Proposal and the Charter Amendment Proposal are advisable, fair to and in the best interests of Standard BioTools and its stockholders. The Standard BioTools Board has also determined and believes that each of the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal and the Advisory Compensation Proposal are advisable, fair to and in the best interests of Standard BioTools and its stockholders.
Accordingly, the Standard BioTools Board recommends that the Standard BioTools stockholders vote “FOR” the Share Issuance Proposal, “FOR” the Charter Amendment Proposal, “FOR” the Post-Closing Equity Incentive Plan Proposal, “FOR” the Post-Closing ESPP Proposal, “FOR” the Advisory Compensation Proposal and “FOR” the Adjournment Proposal. See “The Merger — Standard BioTools’ Reasons for the Merger” beginning on page 163 of this proxy statement/prospectus.
Consummation of the Merger is conditioned on approval of the Share Issuance Proposal and the Charter Amendment Proposal. Consummation of the Merger is not conditioned on the approval of the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal, the Advisory Compensation Proposal and/or the Adjournment Proposal.
Record Date for the Special Meeting and Quorum
Record Date
Only holders of record of Standard BioTools Common Stock at 5:00 p.m. U.S. Eastern Time on     , 2026, the Record Date for the Special Meeting, will be entitled to notice of, and to vote at, the Special Meeting or any postponements or adjournments thereof. Each share of Standard BioTools Common Stock entitles the holder thereof to cast one vote on each matter that comes before the Special Meeting.
As of the Record Date, there were    shares of Standard BioTools Common Stock outstanding and entitled to vote at the Special Meeting.
Quorum
In order for business to be conducted at the Special Meeting, a quorum must be present. A quorum will be present at the Special Meeting if the holders of a majority in voting power of the shares of Standard BioTools’ capital stock issued and outstanding and entitled to vote as of the close of business on the Record Date are present virtually or represented by proxy at the Special Meeting. Abstentions (shares of Standard BioTools Common Stock for which proxies have been received but for which the holders have abstained from voting or as to which the holder attends the Special Meeting but does not vote) will be counted toward the establishment of a quorum.
A failure to instruct your bank, broker or other nominee will result in your shares not being included in the calculation of the number of shares of Standard BioTools Common Stock represented at the Special Meeting for purposes of determining whether a quorum has been achieved. However, your shares of Standard BioTools Common Stock will be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares of Standard BioTools Common Stock with respect to one or more of the Proposals.
Required Vote
Approval by Standard BioTools stockholders of the Share Issuance Proposal and the Charter Amendment Proposal is a condition to the consummation of the Merger. If the Share Issuance Proposal and the Charter

Amendment Proposal are not approved, the Merger will not be consummated. Approval by the Standard BioTools stockholders of the Post-Closing Equity Incentive Plan Proposal, the Post-Closing ESPP Proposal and/or Adjournment Proposal is not a condition to the consummation of the Merger.
The voting standards required for each of the Proposals to be adopted by the Standard BioTools stockholders are as follows:
•
Proposal #1: Share Issuance Proposal. Approval of the Share Issuance Proposal requires the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at the Special Meeting and entitled to vote on such Proposal at the Special Meeting.

•
Proposal #2: Charter Amendment Proposal. Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of Standard BioTools’ capital stock entitled to vote thereon, voting as a single class, by a majority of the votes cast for or against such Proposal at the Special Meeting.

•
Proposal #3: Post-Closing Equity Incentive Plan Proposal. Approval of the Post-Closing Equity Incentive Plan Proposal requires the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at the Special Meeting and entitled to vote on such Proposal at the Special Meeting.

•
Proposal #4: Post-Closing ESPP Proposal. Approval of the Post-Closing ESPP Proposal requires the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at the Special Meeting and entitled to vote on such Proposal at the Special Meeting.

•
Proposal #5: Advisory Compensation Proposal. Approval of the Advisory Compensation Proposal requires the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at the Special Meeting and entitled to vote on such Proposal at the Special Meeting.

•
Proposal #6: Adjournment Proposal. Approval of the Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at the Special Meeting and entitled to vote on such Proposal at the Special Meeting.

Voting Agreements
Concurrently with the execution of the Merger Agreement, certain stockholders of Standard BioTools (including its directors and certain officers), collectively holding approximately 39% of the outstanding shares of Standard BioTools Common Stock, entered into voting agreements with Standard BioTools, Treeline and Merger Sub (the “Voting Agreements”) pursuant to which they have agreed to vote all of their shares of Standard BioTools Common Stock in favor of the Share Issuance Proposal, the Charter Amendment Proposal, the Post-Closing Equity Incentive Plan Proposal and the Post-Closing ESPP Proposal, subject to the terms of the Voting Agreements, including a reduction in the number of shares subject to the voting requirements for certain stockholders in the event of a change in the recommendation of the Special Committee in favor of the Transactions such that the aggregate number of outstanding shares of Standard BioTools Common Stock subject to the voting requirements in the Voting Agreements is reduced to approximately 30% of the outstanding shares of Standard BioTools Common Stock.
Voting by Standard BioTools’ Directors and Executive Officers
As of the Record Date, directors and executive officers of Standard BioTools and their affiliates beneficially owned shares of Standard BioTools Common Stock, representing approximately   % of the Standard BioTools Common Stock outstanding on that date. See “— Voting Agreements” above, for a description of voting agreements entered into by Standard BioTools’ directors and executive officers and entities affiliated with Viking Global Investors LP, in their capacity as stockholders of Standard BioTools.
Voting of Proxies
If, as of the Record Date for the Special Meeting, your shares were registered directly in your name with the transfer agent for Standard BioTools Common Stock, Computershare Trust Company, N.A., then you are a stockholder of record. Whether or not you plan to attend the Special Meeting, Standard BioTools urges you to fill out and return the proxy card or submit a proxy to vote your shares over the telephone or on the internet as described below to ensure that your vote is counted.

If you are a stockholder of record of Standard BioTools Common Stock as of the Record Date, a proxy card has been delivered to you together with this proxy statement/prospectus. Standard BioTools requests that Standard BioTools stockholders sign the accompanying proxy card and return it promptly in the enclosed postage-paid envelope. Standard BioTools stockholders may also authorize a proxy to vote their Standard BioTools Common Stock by telephone or through the Internet. Information and applicable deadlines for authorizing a proxy to vote by telephone or through the Internet are set forth on the enclosed proxy card. When the accompanying proxy is returned properly executed, the Standard BioTools Common Stock represented by it will be voted at the Special Meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.
Accordingly, if you are a stockholder of record:
•	To vote at the Special Meeting, please attend the Special Meeting and vote in person.
•
To submit a proxy to vote using the proxy card, simply complete, sign and date the accompanying proxy card and return it promptly in the envelope provided. If you return your signed proxy card before the Special Meeting, Standard BioTools will vote your shares in accordance with the proxy card.

•	To submit a proxy to vote over the internet, please follow the instructions provided on the proxy card.
•	To submit a proxy to vote by telephone, you may vote by proxy by calling the toll-free number found on the proxy card.
If you are a beneficial owner of shares registered in the name of your bank, broker or other nominee, you should have received voting instructions from that organization rather than from Standard BioTools. Simply follow the voting instructions provided to ensure that your vote is counted. You may vote by telephone or over the internet as instructed by your bank, broker or other nominee. To vote at the Special Meeting, you must contact your bank, broker or other nominee and obtain a valid legal proxy in order to vote at the Special Meeting. Follow the voting instructions from your bank, broker or other nominee, or contact your bank, broker or other nominee for instructions.
Your vote is important. Accordingly, whether or not you plan to attend the Special Meeting, please submit a proxy as soon as possible by telephone, over the Internet, or by signing and returning the enclosed proxy card, if you are a stockholder of record, or by following the voting instructions from your bank, broker or other nominee, if you are a beneficial owner of shares.
Incomplete Proxies
If you are a stockholder of record of Standard BioTools and a proxy is signed and returned without an indication as to how the shares of Standard BioTools Common Stock represented by the proxy are to be voted with regard to a particular proposal, the Standard BioTools Common Stock represented by the proxy will be voted in favor of each such proposal, as applicable, in accordance with the recommendation of the Standard BioTools Board. In accordance with the Standard BioTools Bylaws and the DGCL, except as otherwise required by law, business transacted at the Special Meeting will be limited to those matters set forth in the notice of the meeting.
Failures to Vote, Broker Non-Votes, and Abstentions
If you hold your shares of Standard BioTools Common Stock in a stock brokerage account or if your shares of Standard BioTools Common Stock are held by a bank, broker, or other nominee (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares of Standard BioTools Common Stock. Please follow the voting instructions provided by your bank, broker, or other nominee. Please note that you are not permitted to vote shares of Standard BioTools Common Stock held in “street name” by returning a proxy card directly to Standard BioTools or by voting virtually at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker, or other nominee. Obtaining a legal proxy may take several days. Further, brokers who hold shares of Standard BioTools Common Stock on behalf of their customers may not give a proxy to Standard BioTools to vote those shares without specific instructions from their customers.
Accordingly, if your bank, broker, or other nominee holds your shares of Standard BioTools Common Stock in “street name” as of the Record Date and you fail to instruct your bank, broker, or other nominee to vote your shares of Standard BioTools Common Stock, your bank, broker or other nominee will not be permitted to vote on your behalf on the Proposals and your shares of Standard BioTools Common Stock will not be counted towards determining whether a quorum is present. Your shares of Standard BioTools Common Stock will, however, be counted toward determining whether a quorum is present if you instruct your bank, broker or other nominee on how to vote your shares of Standard BioTools Common Stock with respect to each of the Proposals.
Even if your shares of Standard BioTools Common Stock are held in “street name,” you are welcome to attend the Special Meeting. If your shares of Standard BioTools Common Stock are held in “street name,” you may not vote your shares of Standard BioTools Common Stock virtually at the Special Meeting unless you obtain a proxy, executed in your favor, from the holder of record (i.e., your bank, broker, or other nominee). If you hold your shares of Standard BioTools Common Stock in “street name” and wish to vote virtually at the Special Meeting, please contact your bank, broker or other nominee before the Special Meeting to obtain the necessary proxy from the holder of record.
Under the Nasdaq listing rules, brokers do not have discretionary authority to vote on non-routine matters. A “broker non-vote” occurs when a broker submits a proxy that states that the broker votes for at least one proposal but does not vote for proposals on non-routine matters because the broker has not received instructions from the beneficial owners on how to vote and thus does not have discretionary authority to vote on those proposals. Because all of the matters to be considered at the Special Meeting are non-routine and brokers will not have discretionary authority to vote on any of the Proposals, Standard BioTools does not expect to receive any broker non-votes. If broker non-votes were received, they would not have any impact on the outcome of the Proposals.
Abstentions (virtually or by proxy) will have the same effect as a vote “AGAINST” the Proposals (other than the Charter Amendment Proposal) and will have no effect on the outcome of the vote for the Charter Amendment Proposal. If you fail to submit a proxy or fail to vote at the Special Meeting it will have no effect on the outcome of the vote for the Proposals.
Revocability of Proxies and Changes to a Standard BioTools Stockholder’s Vote
If you are a holder of record of shares of Standard BioTools Common Stock on the Record Date, you have the power to revoke your proxy at any time before your proxy is exercised at the Special Meeting. You can revoke your proxy in one of three ways:
•
sending a written notice of revocation that is received by Standard BioTools prior to 11:59 p.m., U.S. Eastern Time, on the day preceding the Special Meeting, stating that you would like to revoke your proxy, to Standard BioTools’ Corporate Secretary at Standard BioTools Inc., 50 Milk Street, 10th Floor, Boston, MA 02109, Attn: Corporate Secretary;

•	submitting a new proxy bearing a later date (by Internet, telephone or mail) that is received by Standard BioTools prior to 11:59 p.m., U.S. Eastern Time, on the day preceding the Special Meeting; or
•
attending the Special Meeting and voting virtually or bringing a written notice of revocation to the Secretary of the Special Meeting prior to the voting at the Special Meeting (your attendance at the meeting will not, by itself, revoke your proxy; you must vote virtually by ballot at the meeting to change your vote or submit a written notice of revocation to revoke your proxy). Attending the Special Meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. If you wish to change your vote at the Special Meeting, you must vote by ballot at such meeting to change your vote, or if you wish to revoke your vote at the Special Meeting you must bring a written notice of revocation to the Secretary of the Special Meeting prior to the voting of the Special Meeting.

If you are a Standard BioTools stockholder whose shares are held in “street name” by a bank, broker, or other nominee, you may revoke your proxy and vote your shares of Standard BioTools Common Stock virtually at the Special Meeting only in accordance with applicable rules and procedures as employed by such bank, broker, or other nominee. If your shares are held in an account at a bank, broker, or other nominee, you should contact your bank, broker, or other nominee to change your vote.
Solicitation of Proxies
The cost of the solicitation of proxies from Standard BioTools stockholders will be borne by Standard BioTools. In addition to solicitations by mail, Standard BioTools’ directors, officers, employees and other agents may solicit proxies personally, by telephone, by facsimile or otherwise, without additional compensation. Standard BioTools and Treeline will share equally the costs of printing and filing this proxy statement/prospectus and proxy card. Standard BioTools will also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares of Standard BioTools Common Stock held of record on the Record Date and will provide customary reimbursement to such firms for the cost of forwarding these materials.
Standard BioTools has retained     to assist in the solicitation of proxies and has agreed to pay them a fee of approximately    , plus reasonable and documented expenses, for these services. Standard BioTools has also agreed to indemnify     and related parties against certain liabilities and expenses arising out of its services in connection with the Special Meeting.
Adjournments
Although it is not currently expected, the Merger Agreement provides that (A) if on or before the date on which the Special Meeting is scheduled, Standard BioTools reasonably believes that (1) it will not receive sufficient proxies for approval of the Share Issuance Proposal or the Charter Amendment Proposal, whether or not a quorum is present or (2) it will not have enough shares of Standard BioTools Common Stock represented to constitute a quorum necessary to conduct the business of the Special Meeting, Standard BioTools may (and, if requested by Treeline, Standard BioTools will) postpone or adjourn, or make one or more successive postponements or adjournments of, the Special Meeting and (B) Standard BioTools may postpone or adjourn the Special Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Standard BioTools has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Standard BioTools prior to the Special Meeting, as long as the date of the Special Meeting is not postponed or adjourned more than an aggregate of 30 days in connection with all such postponements or adjournments pursuant to either or both of the preceding clauses (A) and (B). Pursuant to the Standard BioTools Bylaws, notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which adjournment is taken. If the Special Meeting is adjourned for the purpose of soliciting additional proxies, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.
Postponements
At any time prior to convening the Special Meeting, the Standard BioTools Board may postpone the meeting without the approval of the Standard BioTools stockholders. Although it is not currently expected, the Merger Agreement provides that the Standard BioTools Board may postpone the Special Meeting for the purpose of soliciting additional proxies if Standard BioTools has not received sufficient proxies to constitute a quorum or sufficient votes for approval of the Share Issuance Proposal and the Charter Amendment Proposal or to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Standard BioTools has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Standard BioTools prior to the Special Meeting. The Merger Agreement provides that the Special Meeting will not be adjourned or postponed to a date that is more than an aggregate of 30 days after the date for which the Special Meeting was originally scheduled. If the Special Meeting is postponed for the purpose of soliciting additional proxies, stockholders who have already sent in their proxies will be allowed to revoke them at any time prior to their use.
Stockholder List
A list of Standard BioTools stockholders entitled to vote at the Special Meeting will be available for inspection by any stockholder for any purpose germane to the Special Meeting for a period of at least 10 days prior to the Special Meeting during ordinary business hours, at Standard BioTools’ corporate office, located at 50 Milk Street, 10th Floor, Boston, MA 02109.
Other Matters
As of the date of this proxy statement/prospectus, the Standard BioTools Board does not know of any business to be presented at the Special Meeting other than as set forth in the notice accompanying this proxy statement/prospectus. If any other matters should properly come before the Special Meeting, it is intended that the shares represented by proxies will be voted with respect to such matters in accordance with the judgment of the persons voting the proxies.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact    , the proxy solicitor for Standard BioTools, by telephone toll-free at    .

STANDARD BIOTOOLS PROPOSALS
Proposal #1: The Share Issuance Proposal
Overview
Standard BioTools stockholders are asked to approve the issuance of Standard BioTools Common Stock to Treeline stockholders in connection with the Merger in accordance with Nasdaq Listing Rules 5635(a) and 5635(b). Standard BioTools stockholders should carefully read this proxy statement/prospectus in its entirety, including the documents incorporated by reference, and the Merger Agreement, for more detailed information concerning the Merger Agreement and the Share Issuance Proposal. For a detailed discussion of the terms of the Merger Agreement and the Merger, including the proposed share issuance, see the information about the Merger and the Merger Agreement throughout this proxy statement/prospectus, including the information set forth in the sections entitled “The Merger” and “The Merger Agreement” beginning on pages 135 and 201, respectively, of this proxy statement/prospectus. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.
The Standard BioTools Board formed the Special Committee, composed solely of “disinterested directors”, pursuant to Section 144(e)(4) of the DGCL, and delegated to the Special Committee the full power and authority of the Standard BioTools Board to explore, consider, evaluate, review, negotiate, and approve or reject the Merger and the other Transactions as further described in “The Merger — Background of the Merger” beginning on page 138 of this proxy statement/prospectus. The Standard BioTools Board, upon the unanimous recommendation of the Special Committee, determined by vote of all participating directors that the Merger Agreement and the Merger are advisable, fair to and in the best interests of Standard BioTools and its stockholders, adopted and approved the Merger Agreement and the transactions contemplated thereby, and recommended that Standard BioTools stockholders approve the Share Issuance Proposal.
Approval of the Share Issuance Proposal is a condition to the consummation of the Merger. If the Share Issuance Proposal is not approved, the Merger will not occur. For a detailed discussion of the conditions of the Merger, see “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 207 of this proxy statement/prospectus.
Reason for the Proposal
Under Nasdaq Listing Rule 5635(a)(1), a company listed on Nasdaq is required to obtain stockholder approval prior to the issuance of common stock in connection with the acquisition of another company’s stock, if the number of shares of common stock to be issued is in excess of 20% of the number of shares of common stock then outstanding. The potential issuance of the shares of Standard BioTools Common Stock in the Merger exceeds the 20% threshold under the Nasdaq listing rules and is expected to represent approximately   % of Standard BioTools Common Stock expected to be outstanding immediately following the Closing. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(a)(1), Standard BioTools must obtain the approval of Standard BioTools stockholders for the issuance of these shares in the Merger.
In addition, under Nasdaq Listing Rule 5635(b), a company listed on Nasdaq is required to obtain stockholder approval prior to an issuance of stock that will result in a “change of control” of the listed company. Standard BioTools believes that Nasdaq may take the position that the Merger constitutes a “change of control” of the listed company within the meaning of the Nasdaq listing rules. Accordingly, in order to ensure compliance with Nasdaq Listing Rule 5635(b), Standard BioTools must obtain the approval of Standard BioTools stockholders of the change of control resulting from the Merger.
Vote Required for Approval
The approval of the Share Issuance Proposal requires the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at the Special Meeting and entitled to vote on such Proposal at the Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Share Issuance Proposal. If you fail to cast your vote, in person or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have no effect on the outcome of the vote for the Share Issuance Proposal.
The Merger is conditioned upon the approval of the Share Issuance Proposal. Notwithstanding the approval of the Share Issuance Proposal, if the Merger is not consummated for any reason, the actions contemplated by the Share Issuance Proposal will not be effected.

The Share Issuance Proposal is conditioned on the approval of the Charter Amendment Proposal. Notwithstanding the approval of the Share Issuance Proposal, if the Charter Amendment Proposal is not approved, the actions contemplated by the Share Issuance Proposal will not be effected and the Merger will not be consummated.
Certain Standard BioTools stockholders have agreed to vote any shares of Standard BioTools Common Stock owned by them in favor of the Share Issuance Proposal. Please see the section titled “The Special Meeting — Voting Agreements” beginning on page 107 of this proxy statement/prospectus for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Share Issuance Proposal.
Board Recommendation
The Standard BioTools Board recommends that Standard BioTools stockholders vote “FOR” the Share Issuance Proposal.

Proposal #2: The Charter Amendment Proposal
Overview
Standard BioTools stockholders are asked to approve (1) an amendment to the Standard BioTools Charter that will implement a reverse stock split of the issued and outstanding shares of Standard BioTools Common Stock at a ratio in the range of one new share for every    shares and one new share for every    shares outstanding (or any number in between), with the final ratio to be mutually agreed to by Standard BioTools and Treeline and (2) an amendment to the Standard BioTools Charter to effect the name change of “Standard BioTools Inc.” to “Treeline Biosciences Holdings, Inc.” effective only upon the completion of the Merger.
The Standard BioTools Board has approved the Standard BioTools Charter amendment to change the name of Standard BioTools to “Treeline Biosciences Holdings, Inc.” and no vote of the Standard BioTools stockholders is required to approve such Standard BioTools Charter amendment under the DGCL. Standard BioTools is voluntarily seeking the approval of Standard BioTools stockholders for such Standard BioTools Charter amendment pursuant to the Merger Agreement.
A copy of the proposed form of certificate of amendment to the Standard BioTools Charter to effect the reverse stock split is attached as Annex G to this proxy statement/prospectus and a copy of the proposed form of certificate of amendment to the Standard BioTools Charter to effect the name change is attached as Annex H to this proxy statement/prospectus.
Reverse Stock Split
Upon the effectiveness of the amendment to the Standard BioTools Charter to effect the reverse stock split (the “reverse stock split effective time”), the issued and outstanding shares of Standard BioTools Common Stock immediately prior to the reverse stock split effective time will be reclassified into a smaller number of shares such that a Standard BioTools stockholder will own a number of shares ranging from one new share of Standard BioTools Common Stock for every    to    shares of Standard BioTools Common Stock held by such stockholder immediately prior to the reverse stock split effective time. By approving the Charter Amendment Proposal, stockholders will be deemed to approve multiple amendments providing for a Reverse Stock Split at each number within the identified range and authorize Standard BioTools to file the amendment effecting the Reverse Stock Split at the agreed upon range and to abandon all other amendments.
Based upon the reverse stock split ratio selected by Standard BioTools and Treeline, proportionate adjustments will be made to the per share exercise price, and/or the number of shares issuable upon the exercise or vesting of all then outstanding Standard BioTools Options or RSUs, which will result in a proportional decrease in the number of shares of Standard BioTools Common Stock reserved for issuance upon exercise or vesting of such stock options or RSUs, and a proportional increase in the exercise price of all stock options.
The Standard BioTools Board may determine to effect the reverse stock split, if it is approved by the stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the Share Issuance Proposal.
By approving the Reverse Stock Split Proposal, Standard BioTools stockholders will approve multiple amendments to the Standard BioTools Charter pursuant to which any whole number of issued and outstanding shares of Standard BioTools Common Stock, between and including    to   , would be combined into one share of Standard BioTools Common Stock and will authorize the Standard BioTools Board to file such certificate of amendment, as mutually agreed by the Standard BioTools Board and the Treeline Board. As of the Record Date,    shares of Standard BioTools Common Stock were authorized,    shares of Standard BioTools Common Stock were outstanding and no shares of Standard BioTools Common Stock were held in treasury.
All holders of Standard BioTools Common Stock will be affected proportionately by the reverse stock split. No fractional shares of Standard BioTools Common Stock will be issued as a result of the reverse stock split. Instead, Standard BioTools stockholders who otherwise would be entitled to receive fractional shares will be entitled to receive cash as set forth below under the caption “No Fractional Shares” in exchange for any fractional share that would otherwise be issued. Each Standard BioTools stockholder will hold the same percentage of the outstanding shares of Standard BioTools Common Stock immediately following the reverse stock split as that Standard BioTools stockholder did immediately prior to the reverse stock split, except to the extent that the reverse stock split results in Standard BioTools stockholders receiving cash in lieu of fractional shares.

Should Standard BioTools receive the required stockholder approval for this Reverse Stock Split Proposal, and following such stockholder approval, the Standard BioTools Board, subject to agreement by Treeline, determines that effecting the reverse stock split is in the best interests of Standard BioTools and its stockholders, the reverse stock split will become effective as specified in the amendment filed with the Secretary of State of the State of Delaware. The amendment filed thereby will contain the number of shares selected by the Standard BioTools Board and the Treeline Board within the limits set forth in this proposal to be combined into one share of Standard BioTools Common Stock. Accordingly, upon the effectiveness of the amendment to the Standard BioTools Charter, at the reverse stock split effective time, every    to    shares (or any number in between) of Standard BioTools Common Stock outstanding immediately prior to the split effective time will be combined and reclassified into one share of Standard BioTools Common Stock.
The proposed form of certificate of amendment to the Standard BioTools Charter to effect the reverse stock split, will affect the reverse stock split but will not change the number of authorized shares of Standard BioTools Common Stock or preferred stock, or the par value of Standard BioTools Common Stock or preferred stock.
Notwithstanding approval of this proposal by Standard BioTools stockholders, the Standard BioTools Board may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split, as permitted under Section 242(c) of the DGCL.
Reasons for the Reverse Stock Split
The Standard BioTools Board approved the proposal approving the amendment to the Standard BioTools Charter effecting the reverse stock split for the following reasons:
•
the Standard BioTools Board believes effecting the reverse stock split will result in an increase in the minimum bid price of Standard BioTools Common Stock, thereby increasing the ability of the combined company to satisfy the Nasdaq listing requirements for the combined company common stock and reducing the risk of a delisting of Standard BioTools Common Stock from Nasdaq in the future;

•
the Standard BioTools Board believes a higher stock price may help generate investor interest in Standard BioTools and ultimately the combined company and help Standard BioTools attract and retain employees;

•	the Standard BioTools Board believes a higher stock price may increase trading volume in Standard BioTools Common Stock and facilitate future financings by the combined company; and
•	the Standard BioTools Board believes that a range of reverse stock split ratios provides it with the most flexibility to achieve the desired results of the reverse stock split.
Requirements for Listing on Nasdaq
Standard BioTools Common Stock is listed on Nasdaq under the symbol “LAB.” Standard BioTools has filed a listing application pursuant to the terms of the Merger Agreement for the combined company to list the securities of the combined company on Nasdaq.
According to the Nasdaq listing rules, an issuer must, in a case such as this, apply for initial inclusion following a transaction whereby the issuer combines with a non-Nasdaq entity, resulting in a change of control of the issuer and potentially allowing the non-Nasdaq entity to obtain a Nasdaq listing. Accordingly, the listing standards of Nasdaq will require Standard BioTools to have, among other things, a $4.00 per share minimum bid price as of the Closing, which would necessitate effecting a reverse stock split in order to increase the price of the Standard BioTools Common Stock to above $4.00 per share. In addition, it is a condition to the Closing that the shares of Standard BioTools common stock to be issued in the Merger pursuant to the Merger Agreement have been approved for listing on Nasdaq. Therefore, unless the trading price of the Standard BioTools Common Stock otherwise increases to more than $4.00 per share prior to the consummation of the Merger, the reverse stock split would be necessary in order to satisfy Nasdaq requirements and consummate the Merger.
One of the effects of the reverse stock split will be to effectively increase the proportion of authorized shares which are unissued relative to those which are issued. This could result in Standard BioTools’ management being able to issue more shares without further stockholder approval. The reverse stock split will not affect the number of authorized shares of Standard BioTools’ capital stock, which will continue to be authorized pursuant to the Standard BioTools Charter.

Potential Increased Investor Interest
The closing price of the Standard BioTools Common Stock on    , 2026, the last business day prior to the date of this proxy statement/prospectus, as reported on Nasdaq, was $   per share. An investment in Standard BioTools Common Stock may not appeal to brokerage firms that are reluctant to recommend lower priced securities to their clients. Investors may also be dissuaded from purchasing lower priced stocks because the brokerage commissions, as a percentage of the total transaction, tend to be higher for such stocks. Moreover, the analysts at many brokerage firms do not monitor the trading activity or otherwise provide research coverage of lower priced stocks. Also, the Standard BioTools Board believes that most investment funds are reluctant to invest in lower priced stocks.
There are risks associated with the reverse stock split, including that the reverse stock split may not result in an increase in the per share price of Standard BioTools Common Stock at the levels expected or at all.
Standard BioTools cannot predict whether the reverse stock split will increase the market price for Standard BioTools Common Stock. The history of similar reverse stock splits for companies in like circumstances is varied. There is no assurance that:
•
the market price per share of Standard BioTools Common Stock after the reverse stock split will rise in proportion to the reduction in the number of shares of Standard BioTools Common Stock outstanding before the reverse stock split;

•	the reverse stock split will result in a per share price that will attract brokers and investors who do not trade in lower priced stocks;
•	the reverse stock split will result in a per share price that will increase the ability of Standard BioTools to attract and retain employees;
•	the market price per share will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq for continued listing; or
•	the reverse stock split will increase the trading volume in Standard BioTools Common Stock and facilitate future financings by the combined company.
The market price of Standard BioTools Common Stock will also be based on the performance of Standard BioTools, and after the Merger, on the performance of the combined company, and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of Standard BioTools Common Stock declines, the percentage decline as an absolute number and as a percentage of the overall market capitalization of Standard BioTools may be greater than would occur in the absence of a reverse stock split. Furthermore, the liquidity of Standard BioTools Common Stock could be adversely affected by the reduced number of shares that would be outstanding after the reverse stock split.
Principal Effects of the Reverse Stock Split
The reverse stock split will be realized simultaneously for all shares of Standard BioTools Common Stock and Standard BioTools Options and RSUs outstanding immediately prior to the reverse stock split effective time. The reverse stock split will affect all holders of shares of Standard BioTools Common Stock outstanding immediately prior to the reverse stock split effective time uniformly and each such stockholder will hold the same percentage of Standard BioTools Common Stock outstanding immediately following the reverse stock split as that stockholder held immediately prior to the reverse stock split, except for immaterial adjustments that may result from the treatment of fractional shares as described below. The reverse stock split will not change the par value of Standard BioTools Common Stock or preferred stock and will not reduce the number of authorized shares of Standard BioTools Common Stock or preferred stock. Standard BioTools Common Stock issued pursuant to the reverse stock split will remain fully paid and nonassessable. Proportionate adjustments will be made to the per share exercise price, the number of shares issuable upon the exercise, vesting or settlement of all outstanding options to purchase shares of Standard BioTools Common Stock, and the number of shares reserved for issuance pursuant to Standard BioTools’ existing equity incentive and employee stock purchase plans will be reduced proportionately based on the split ratio. The reverse stock split will not affect Standard BioTools continuing to be subject to the periodic reporting requirements of the Exchange Act.

Procedure for Effecting Reverse Stock Split and Exchange of Stock Certificates
If the Standard BioTools stockholders approve the amendment to the Standard BioTools Charter effecting the reverse stock split, the Standard BioTools Board and the Treeline Board mutually agree that a reverse stock split is necessary, and the Standard BioTools Board still believes that a reverse stock split is in the best interests of Standard BioTools and its stockholders, Standard BioTools will file the certificate of amendment to the Standard BioTools Charter with the Secretary of State of the State of Delaware at such time as the Standard BioTools Board has determined to be the appropriate reverse stock split effective time. The Standard BioTools Board and Treeline Board may agree to delay effecting the reverse stock split without resoliciting stockholder approval. Beginning at the reverse stock split effective time, each stock certificate representing pre-split shares will be deemed for all corporate purposes to evidence ownership of post-split shares.
Beneficial Owners of Standard BioTools Common Stock. Upon the implementation of the reverse stock split, Standard BioTools intends to treat shares held by stockholders in “street name” (i.e., through a bank, broker, custodian or other nominee), in the same manner as registered stockholders whose shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding Standard BioTools Common Stock in “street name.” However, these banks, brokers, custodians or other nominees may have different procedures than registered stockholders for processing the reverse stock split and making payment for fractional shares. If a stockholder holds shares of Standard BioTools Common Stock with a bank, broker, custodian or other nominee and has any questions in this regard, stockholders are encouraged to contact their bank, broker, custodian or other nominee.
Registered Holders of Standard BioTools Common Stock in Book-Entry Form. Standard BioTools’ registered holders of common stock hold their shares electronically in book-entry form with Standard BioTools’ transfer agent, Computershare Trust Company, N.A. These stockholders do not hold physical stock certificates evidencing their ownership of Standard BioTools Common Stock. However, they are provided with a statement reflecting the number of shares of Standard BioTools Common Stock registered in their accounts. No action needs to be taken to receive post-reverse stock split shares or payment in lieu of fractional shares, if applicable. If a stockholder is entitled to post-reverse stock split shares, a transaction statement will automatically be sent to the stockholder’s address of record indicating the number of shares of Standard BioTools Common Stock held following the reverse stock split.
No Fractional Shares
No fractional shares will be issued in connection with the reverse stock split. Stockholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be reclassified, will be entitled to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the Standard BioTools Common Stock on Nasdaq on the date of the filing of the certificate of amendment to the Standard BioTools Charter effecting the reverse stock split. For the foregoing purposes, all shares of Standard BioTools Common Stock held by a holder will be aggregated (thus resulting in no more than one fractional share per holder). The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefor as described herein.
Standard BioTools stockholders should be aware that, under the escheat laws of the various jurisdictions where stockholders reside, where Standard BioTools is domiciled and where the funds will be deposited, sums due for fractional interests that are not timely claimed after the effective date of the split may be required to be paid to the designated agent for each such jurisdiction, unless correspondence has been received by Standard BioTools or the exchange agent concerning ownership of such funds within the time permitted in such jurisdiction. Thereafter, stockholders otherwise entitled to receive such funds will have to seek to obtain them directly from the state to which they were paid.
Potential Anti-Takeover Effect
Although the increased proportion of unissued authorized shares to issued shares could, under certain circumstances, have an anti-takeover effect, for example, by permitting issuances that would dilute the stock ownership of a person seeking to effect a change in the composition of the Standard BioTools Board or contemplating a tender offer or other transaction for the combination of Standard BioTools with another company, the Reverse Stock Split Proposal is not being proposed in response to any effort of which Standard BioTools is aware to accumulate shares of Standard BioTools Common Stock or obtain control of Standard BioTools, other than in connection with the Merger, nor is it part of a plan by management to recommend a similar amendment to the Standard BioTools Board and stockholders. Other than the proposals being submitted to the Standard BioTools stockholders for their consideration at the Special Meeting, the Standard BioTools Board does not currently contemplate recommending the adoption of any other actions that could be construed to affect the ability of third parties to take over or change control of Standard BioTools. For more information, please see the section titled “Risk Factors — Risks Related to the Business of the Combined Company After the Merger” of this proxy statement/prospectus.
Material U.S. Federal Income Tax Considerations with Respect to the Reverse Stock Split
The following is a discussion of the material U.S. federal income tax considerations with respect to the reverse stock split that are applicable to U.S. holders (which, for purposes of this discussion, has the same meaning as in “The Merger — Material U.S. Federal Income Tax Considerations with Respect to the CVRs to Holders of Standard BioTools Common Stock”) of Standard BioTools Common Stock. This discussion does not purport to be a complete analysis of all potential tax considerations and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to holders of Standard BioTools Common Stock as described in this summary.
Additionally, this discussion does not address all U.S. federal income tax consequences relevant to holders of Standard BioTools Common Stock. In addition, it does not address consequences relevant to holders of Standard BioTools Common Stock that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to holders of Standard BioTools Common Stock that are:
•	persons who do not hold their Standard BioTools Common Stock as a “capital asset” within the meaning of Section 1221 of the Code;
•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;
•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;
•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
•	subject to the alternative minimum tax provisions of the Code;
•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;
•	persons that have a functional currency other than the U.S. dollar;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•
persons who hold shares of Standard BioTools Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who acquired their shares of Standard BioTools Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Standard BioTools Common Stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Standard BioTools Common Stock under the constructive sale provisions of the Code;
•
persons who acquired their shares of Standard BioTools Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	expatriates or former citizens or long-term residents of the United States.

Holders of Standard BioTools Common Stock subject to particular U.S. or non-U.S. tax rules, including those that are described in the preceding paragraph, are urged to consult their own tax advisors regarding the consequences to them of the reverse stock split.
If an entity that is treated as a partnership for U.S. federal income tax purposes (or any other pass-through entity) holds Standard BioTools Common Stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. Partners of a partnership or other pass-through entity holding Standard BioTools Common Stock should consult their tax advisors regarding the tax consequences of the Merger.
In addition, the following discussion does not address (a) any tax consequences of transactions effectuated before, after or at the same time as the reverse stock split, whether or not they are in connection with the reverse stock split, except as specifically provided below; (b) the tax consequences of the reverse stock split under state, local and foreign tax laws; (c) any U.S. federal non-income tax consequences of the reverse stock split, including estate, gift or other tax consequences; or (d) the Medicare contribution tax on net investment income. No ruling from the IRS has been or will be requested in connection with the reverse stock split. Standard BioTools stockholders should be aware that the IRS could adopt a position contrary to that set forth in this discussion and which could be sustained by a court.
STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Tax Considerations with Respect to the Reverse Stock Split
The proposed reverse stock split is intended to constitute a “recapitalization” for U.S. federal income tax purposes pursuant to Section 368(a)(1)(E) of the Code. As a result, a U.S. holder is not expected to recognize gain or loss upon the proposed reverse stock split, except with respect to cash received in lieu of a fractional share of Standard BioTools Common Stock, as discussed below. A U.S. holder’s aggregate adjusted tax basis in the shares of Standard BioTools Common Stock received pursuant to the proposed reverse stock split is expected to equal the aggregate adjusted tax basis of the shares of Standard BioTools Common Stock surrendered (excluding any portion of such basis that is allocated to any fractional share of Standard BioTools Common Stock), and such U.S. holder’s holding period in the shares of Standard BioTools Common Stock received is expected to include the holding period in the shares of Standard BioTools Common Stock surrendered. U.S. Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Standard BioTools Common Stock surrendered to the shares of Standard BioTools Common Stock received in a recapitalization pursuant to the proposed reverse stock split. U.S. holders of shares of Standard BioTools Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.
Cash in Lieu of Fractional Shares
A U.S. holder that receives cash in lieu of a fractional share of Standard BioTools Common Stock pursuant to the proposed reverse stock split is expected to recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the U.S. holder’s tax basis in the shares of Standard BioTools Common Stock surrendered that is allocated to such fractional share of Standard BioTools Common Stock. Such capital gain or loss is expected to be long-term capital gain or loss if the U.S. holder’s holding period for Standard BioTools Common Stock surrendered exceeded one year at the reverse stock split effective time.
Tax Reporting Regarding the Reverse Stock Split
Assuming the reverse stock split qualifies as a recapitalization within the meaning of Section 368(a) of the Code, each U.S. holder who receives shares of Standard BioTools Common Stock in the reverse stock split is required to retain permanent records pertaining to the reverse stock split and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis, and fair market value of all transferred property and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. Each U.S. holder who owned at least five percent (by vote or value) of the total outstanding stock of Standard BioTools or who owned securities in Standard BioTools with a basis of $1,000,000 or more are required to attach a statement to their tax returns for the year in which the reverse stock split is consummated that contains the information listed in Treasury Regulations Section 1.368-3(b). Such statement must include the holder’s tax basis in the U.S. holder’s Standard BioTools Common Stock and the fair market value of such stock. Each U.S. holder is urged to consult with its tax advisor to comply with these rules.
Information Reporting and Backup Withholding
Payments of cash made in lieu of a fractional share of Standard BioTools Common Stock may, under certain circumstances, be subject to information reporting and backup withholding. To prevent backup withholding, each holder of Standard BioTools Common Stock that does not otherwise establish an exemption should furnish its taxpayer identification number and comply with the applicable certification procedures.
Backup withholding is not an additional tax. Any amounts withheld will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided the required information is timely furnished to the IRS. Holders of Standard BioTools Common Stock should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption.
Effects of the Name Change
If the Standard BioTools stockholders approve the amendment to the Standard BioTools Charter effecting the name change, Standard BioTools will file the certificate of amendment to the Standard BioTools Charter with the Secretary of State of the State of Delaware upon the completion of the Merger.
Following the change of the Standard BioTools’ corporate name, it is expected that the common stock of the combined company will trade on Nasdaq under the symbol “TRLN.” Stockholders will not experience any change in their rights as a stockholder as a result of this amendment to the Standard BioTools Charter. Stockholders will not be required to submit their stock certificates for exchange as a result of this proposed name change. Following the effective date of the name change, all new stock certificates issued will use the new name for the combined company.
Vote Required for Approval
The approval of the Charter Amendment Proposal requires the affirmative vote of the holders of Standard BioTools’ capital stock entitled to vote thereon, voting as a single class, by a majority of the votes cast for or against such Proposal at the Special Meeting. Abstentions will have no effect on the outcome of the vote for the Charter Amendment Proposal. If you fail to cast your vote, in person or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have no effect on the outcome of the vote for the Charter Amendment Proposal.
The Merger is conditioned upon the approval of the Charter Amendment Proposal. If the Charter Amendment Proposal is not approved, the Merger will not occur. However, the Standard BioTools Board, without Treeline’s input, may determine to effect the reverse stock split, if it is approved by the Standard BioTools stockholders, even if the other proposals to be acted upon at the meeting are not approved, including the Share Issuance Proposal. For a detailed discussion of the conditions of the Merger, see “The Merger Agreement — Conditions to the Completion of the Merger” beginning on page 207 of this proxy statement/prospectus.
Certain Standard BioTools stockholders have agreed to vote any shares of Standard BioTools Common Stock owned by them in favor of the Charter Amendment Proposal. Please see the section titled “The Special Meeting — Voting Agreements” beginning on page 107 of this proxy statement/prospectus for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Charter Amendment Proposal.
Board Recommendation
The Standard BioTools Board recommends that Standard BioTools stockholders vote “FOR” the Charter Amendment Proposal.

Proposal #3: The Post-Closing Equity Incentive Plan Proposal
Overview
Standard BioTools stockholders are being asked to approve the Post-Closing Equity Incentive Plan of the combined company in the form attached as Annex I to this proxy statement/prospectus (the “Post-Closing Equity Incentive Plan”). The Standard BioTools Board initially approved the Post-Closing Equity Incentive Plan on July 14, 2026, subject to Standard BioTools stockholder approval and the consummation of the Merger. If the Standard BioTools stockholders approve the Post-Closing Equity Incentive Plan and the Merger is consummated, the Post-Closing Equity Incentive Plan will become effective upon the later of (i) the Closing and (ii) the date this plan is approved by the Standard BioTools stockholders (the “Effective Date”). If the Post-Closing Equity Incentive Plan is not approved by the Standard BioTools stockholders, it will not become effective and no awards will be granted thereunder. The Post-Closing Equity Incentive Plan is described in more detail below.
Reasons for the Proposal
At the Standard BioTools 2026 annual meeting held on June 17, 2026, Standard BioTools stockholders approved the Standard BioTools 2026 Equity Incentive Plan (the “2026 EIP”), which replaced the Standard BioTools 2011 Equity Incentive Plan (the “2011 EIP” and collectively with the 2026 EIP and the Treeline 2021 Equity Incentive Plan, the “Prior Plans”). Although the 2026 EIP was approved only shortly before the date of this Proposal, the Standard BioTools Board has determined to adopt the Post-Closing Equity Incentive Plan in connection with the Merger in order to establish a single equity-compensation program sized and structured for the combined company, including to right-size the share pool available for future awards and to align award terms across the combined company following the Merger.
The purpose of the Post-Closing Equity Incentive Plan is to promote and closely align the interests of employees, officers, directors and other service providers of the combined company and its stockholders by providing stock-based compensation and other performance-based compensation. The objectives of the Post-Closing Equity Incentive Plan are to attract and retain the best available employees, officers, directors and other service providers for positions of substantial responsibility and to motivate participants to optimize the profitability and growth of the combined company through incentives that link the personal interests of participants to those of the combined company’s stockholders. The Post-Closing Equity Incentive Plan allows for the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and other stock-based awards.
Treatment of Existing Equity Plans
If the Post-Closing Equity Incentive Plan becomes effective at the Effective Date:
•	no further awards will be granted under the 2026 EIP on or after the effective date of the Post-Closing Equity Incentive Plan;
•
all awards outstanding under the Prior Plans as of the Closing will remain outstanding and continue to be governed by the terms of the applicable plan and award agreement under which they were granted (as adjusted pursuant to the exchange ratio for the awards under the Treeline 2021 Equity Incentive Plan);

•
any shares that, as of the Effective Date of the Post-Closing Equity Incentive Plan, remain available for issuance and are not subject to outstanding awards under the 2026 EIP and the Treeline 2021 Equity Incentive Plan (as adjusted pursuant to the exchange ratio) will be available for issuance under the Post-Closing Equity Incentive Plan; and

•
any shares that, after the Effective Date of the Post-Closing Equity Incentive Plan, are subject to outstanding awards under the Prior Plans (as adjusted pursuant to the exchange ratio for the awards under the Treeline 2021 Equity Incentive Plan) that are forfeited, expire or are cancelled, or are withheld or reacquired by combined company to pay an exercise price or satisfy a tax-withholding obligation, will be recycled and again become available for issuance under the Post-Closing Equity Incentive Plan.

Summary of the Post-Closing Equity Incentive Plan
The following summary of the material terms of the Post-Closing Equity Incentive Plan is qualified in its entirety by reference to the full text of the plan attached as Annex I. Capitalized terms used but not defined in this summary have the meanings given in the Post-Closing Equity Incentive Plan.

Eligibility
Employees, non-employee directors and consultants of the combined company and its parents, subsidiaries and affiliates are eligible to receive awards, except that incentive stock options (“ISOs”) may be granted only to employees of the combined company and its parent and subsidiary corporations. As of June 30, 2026, approximately 129 employees, six non-employee directors and one consultant would be eligible to participate. Because the combined company’s workforce following the Merger will differ from Standard BioTools’ current workforce, following the closing of the Merger, approximately 175 employees, 10 non-employee directors and 20 consultants of the combined company are expected to be eligible to participate in the Post-Closing Equity Incentive Plan.
Administration
The Post-Closing Equity Incentive Plan will be administered by the compensation committee of the board of the combined company or by the board of the combined company acting in place of the compensation committee. Subject to the terms and conditions of the Post-Closing Equity Incentive Plan, the administrator will have the authority, among other things, to select the persons to whom awards may be granted, construe and interpret the Post-Closing Equity Incentive Plan, determine the terms of awards and prescribe, amend, and rescind the rules and regulations relating to the Post Closing Equity Incentive Plan or any award granted thereunder. The Post-Closing Equity Incentive Plan provides that the administrator may delegate its authority, including the authority to grant awards, to one or more executive officers to the extent permitted by applicable law, provided that awards granted to non-employee directors may only be determined by the board of the combined company.
Shares Subject to the Plan; Automatic Annual Increase; Dilutive Impact
Standard BioTools has initially reserved 200,000,000 shares of the combined company’s common stock for issuance pursuant to awards granted under the Post-Closing Equity Incentive Plan, plus (a) the shares that, as of the Effective Date, remain available for issuance and are not subject to outstanding awards under the 2026 EIP; (b) the shares that, as of the Effective Date, remain available for issuance and are not subject to outstanding awards under the Treeline 2021 Equity Incentive Plan (as adjusted pursuant to the exchange ratio, which is currently anticipated to be approximately 1:11.6997); (c) shares subject to awards outstanding under the Prior Plans that, after the effective date, cease to be subject to such awards by forfeiture, termination or otherwise; (d) shares issued under the Prior Plans that are repurchased by the combined company or are otherwise forfeited; and (e) shares subject to awards under the Prior Plans that are used to pay the exercise price of a stock option or withheld to satisfy tax-withholding obligations. Any shares added to the reserve as described in clauses (a) through (e) will be issuable as the combined company’s common stock. All numbers set forth in this section are on a pre-reverse stock split basis.
The number of shares available for grant and issuance under the Post-Closing Equity Incentive Plan will increase automatically on January 1 of each of the first ten (10) calendar years during the term of the plan by the lesser of (a) 5% of the sum of the total number of shares of all classes of the combined company’s common stock, the total number of shares of the combined company’s common stock subject to pre-funded warrants (if any), and the total number of shares of the combined company’s common stock issuable upon the conversion of any preferred stock (if any), in each case outstanding on the immediately preceding December 31, and (b) such smaller number of shares as may be determined by the board of the combined company or the compensation committee.
In addition, the following shares will again become available for issuance under the Post-Closing Equity Incentive Plan: (i) shares subject to options or stock appreciation rights granted under the Post-Closing Equity Incentive Plan that cease to be subject to the option or stock appreciation right for any reason other than exercise of the option or stock appreciation right; (ii) shares subject to awards granted under the Post-Closing Equity Incentive Plan that are forfeited or repurchased by the combined company at the original purchase price; (iii) shares subject to awards granted under the Post-Closing Equity Incentive Plan that otherwise terminate without such shares being issued; and (iv) shares subject to awards granted under the Post-Closing Equity Incentive Plan that are surrendered pursuant to an Exchange Program. To the extent an award is paid out in cash or other property rather than shares, the cash payment will not reduce the number of shares available for issuance under the Post-Closing Equity Incentive Plan, and shares used to pay the exercise price of an award or withheld to satisfy the tax-withholding obligations related to an award will become available for future grant under the Post-Closing Equity Incentive Plan. Awards substituted or assumed in an acquisition do not reduce the share reserve.
As of June 30, 2026, approximately 391,462,923 shares of Standard BioTools Common Stock were outstanding, and the closing price of a share of Standard BioTools Common Stock on that date was $0.82.

As of June 30, 2026, awards covering an aggregate of approximately 34,888,779 shares of Standard BioTools Common Stock were outstanding under the 2011 EIP, consisting of (i) options to purchase approximately 15,904,085 shares, with a weighted-average exercise price of $1.59 per share and a weighted-average remaining term of approximately 8.7 years, and (ii) approximately 18,984,694 shares subject to outstanding restricted stock units. In addition, approximately 22,722,747 shares remained available for future grant under the 2026 EIP as of that date. As of June 30, 2026, no awards were outstanding under the 2026 EIP. For additional information regarding Standard BioTools’ equity compensation plans, see “Proposal #3: The Post-Closing Equity Incentive Plan Proposal — Summary of the Post-Closing Equity Incentive Plan — Equity Compensation Plan Information as of December 31, 2025”.
As of June 30, 2026, awards covering an aggregate of approximately 22,260,755 shares of Treeline Common Stock (which, based on the currently estimated exchange ratio of 1:11.6997 would be 260,444,155 shares of Standard BioTools Common Stock) were outstanding under the Treeline 2021 Equity Incentive Plan, consisting of (i) options to purchase approximately 260,444,155 shares (on an as-converted basis, based on the currently estimated exchange ratio), with a weighted-average exercise price of $1.885 per share (on an as-converted basis, based on the currently estimated exchange ratio) and a weighted-average remaining term of approximately 7.76 years, and (ii) approximately zero shares subject to outstanding restricted stock units (on an as-converted basis, based on the currently estimated exchange ratio). In addition, approximately 95,236,997 shares (on an as-converted basis, based on the currently estimated exchange ratio) remained available for future grant under the Treeline 2021 Equity Incentive Plan as of that date.
Standard BioTools has initially reserved 200,000,000 shares of the combined company common stock for issuance under the Post-Closing Equity Incentive Plan. In addition to the initial share reserve, as of June 30, 2026, approximately 22,722,747 shares of Standard BioTools Common Stock remained available for future grant under the 2026 EIP, which was approved by Standard BioTools stockholders at its 2026 annual meeting, and approximately 95,236,997 shares represent shares that remained available for future grant under the Treeline 2021 Equity Incentive Plan (on an as-converted basis, based on the currently estimated exchange ratio). The shares reserved under the Post-Closing Equity Incentive Plan (including the shares available for future grant under the 2026 EIP as of June 30, 2026 and the shares available for future grant under the Treeline 2021 Equity Incentive Plan (on an as-converted basis, based on the currently estimated exchange ratio)) are estimated to represent approximately 12% of the shares of combined company’s common stock anticipated to be outstanding immediately following the Effective Time. This share reserve is subject to the automatic annual increase described above. In light of the combined company’s need to attract, retain and motivate employees, officers, directors and other service providers following the Merger, the Standard BioTools Board believes that the size of the share reserve, and the resulting potential dilution to Standard BioTools’ stockholders, is reasonable.
ISO Limit
The maximum number of shares of the combined company that may be issued on the exercise of ISOs is 1,000,000,000.
Types of Awards
The Post-Closing Equity Incentive Plan provides for the grant of stock options (including ISOs and nonqualified stock options), stock appreciation rights, restricted stock awards, restricted stock units, performance awards, and stock bonus awards. ISOs may be granted only to employees of the combined company and its parent and subsidiary corporations; all other awards may be granted to employees, non-employee directors and consultants.
Options. The Post-Closing Equity Incentive Plan provides for the grant of both ISOs intended to qualify under Section 422 of the Code, and non-statutory stock options to purchase shares of the combined company’s common stock at a stated exercise price. ISOs may only be granted to employees, including officers and directors who are also employees. The exercise price of stock options granted under the Post-Closing Equity Incentive Plan must be at least equal to the fair market value of the combined company’s common stock on the date of grant. ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of the combined company’s capital stock must have an exercise price of at least 110% the fair market value of the combined company’s common stock on the date of grant. Options may vest based on service and/or achievement of performance conditions, as determined by the administrator. The administrator may provide for options to be exercised only as they vest or to be immediately exercisable, with any shares issued on exercise generally being subject to the combined company’s right of repurchase that lapses as the shares vest. The maximum term of options granted under the Post-Closing Equity Incentive Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to an individual who holds, directly or by attribution, more than ten percent of the total combined voting power of all classes of the combined company’s capital stock is five years from the date of grant.
Stock Appreciation Rights. A stock appreciation right provides for a payment, in cash or shares of the combined company’s common stock up to a specified maximum of shares, if determined by the administrator, to the participant based upon the difference between the fair market value of the combined company’s common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. Stock appreciation rights may vest based on service and/or achievement of performance conditions. No stock appreciation right may have a term that is longer than ten years from the date of grant.
Restricted Stock Awards. A restricted stock award is an offer by the combined company to grant or sell shares of the combined company’s common stock subject to restrictions, which may lapse based on the satisfaction of service and/or achievement of performance conditions. The price, if any, of a restricted stock award will be determined by the administrator. Holders of restricted stock awards, unlike holders of options, will have the right to vote and any dividends or distributions paid with respect to such shares will be subject to the same vesting terms and other restrictions as the restricted stock award and will be accrued and paid when the vesting terms on such shares lapse. Unless otherwise determined by the administrator, vesting will cease on the date the participant no longer provides services to the combined company and unvested shares may be forfeited to or repurchased by the combined company.
Restricted Stock Units. Restricted stock units represent the right to receive shares of the combined company’s common stock at a specified date in the future and may be subject to vesting based on service and/or achievement of performance conditions. Restricted stock units may be settled in cash, shares of the combined company’s common stock, or a combination of both as soon as practicable following vesting or on a later date subject to the terms of the Post-Closing Equity Incentive Plan and any applicable award agreement, which may provide for settlement only in shares. No restricted stock unit may have a term that is longer than ten years from the date of grant.
Performance Awards. Performance awards granted pursuant to the Post-Closing Equity Incentive Plan may be in the form of a cash bonus, or an award of performance shares or performance units denominated in shares of the combined company’s common stock that may be settled in cash, property, or by issuance of those shares, subject to the satisfaction or achievement of specified performance conditions.
Stock Bonus Awards. A stock bonus award provides for payment in the form of cash, shares of the combined company’s common stock or a combination thereof, based on the fair market value of shares subject to such award as determined by the administrator. The awards may be granted as consideration for services already rendered, or at the discretion of the administrator, may be subject to vesting restrictions based on continued service and/or performance conditions.
Dividend Equivalent Rights. Dividend equivalent rights may be granted at the discretion of the administrator and represent the right to receive the value of dividends, if any, paid by the combined company in respect of the number of shares of the combined company’s common stock underlying an award. Dividend equivalent rights will be subject to the same vesting or performance conditions as the underlying award and will be paid only when the underlying award becomes vested or may be deemed to have been reinvested by the combined company.
Non-Employee Director Compensation Limit
The aggregate value of awards granted under the plan to any non-employee director, together with cash compensation paid for service as a non-employee director, may not exceed $1,000,000 in the calendar year in which the director first joins the combined company board of directors and $750,000 in each subsequent calendar year (with equity valued at grant-date fair value).
Adjustments
In the event of a change in the number or class of outstanding shares of the combined company’s common stock by reason of a stock dividend, extraordinary dividend or distribution (other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off, or similar change in the combined company’s capital structure, proportional adjustments will be made to (i) the number and class of shares reserved for issuance under the Post-Closing Equity Incentive Plan, (ii) the exercise prices, number and class of shares subject to outstanding options or stock appreciation rights, (iii) the number and class of shares subject to other outstanding awards, and (iv) the maximum number of shares that may be issued as ISOs under the Post-Closing Equity Incentive Plan, subject to any required action by the combined company’s board of directors or its stockholders and compliance with applicable laws.
Corporate Transactions / Change in Control
The Post-Closing Equity Incentive Plan provides that, in the event of a Corporate Transaction, outstanding awards will be subject to the agreement evidencing the Corporate Transaction, which need not treat all outstanding awards in an identical manner, and may include one or more of the following: (i) the continuation of the outstanding awards, (ii) the assumption of the outstanding awards by the surviving corporation, acquiring company or its parents, (iii) the substitution by the surviving corporation, acquiring company or its parents of equivalent equity awards for the outstanding awards, (iv) the full or partial acceleration of exercisability or vesting or lapse of the combined company’s right to repurchase or other terms of forfeiture and accelerated expiration of the award, (v) the settlement of the full value of the outstanding awards, whether or not then vested or exercisable, in cash, cash equivalents, or securities of the successor entity (or its parent) with a fair market value equal to the required amount, as determined in accordance with the Post-Closing Equity Incentive Plan, which payments may be deferred until the date or dates the award would have become exercisable or vested, or (vi) the cancellation of outstanding awards for no consideration.
In the event the successor or the acquiring company refuses to assume, convert, replace, or substitute awards as provided above pursuant to a Corporate Transaction, the administrator will notify each participant that such award will, if exercisable, be exercisable or vested for a period of time determined by the administrator and expire after such period.
Notwithstanding the foregoing, upon the occurrence of a Corporate Transaction, the vesting of all awards granted to non-employee directors will accelerate and such awards will become exercisable, to the extent applicable, and vested in full immediately prior to the consummation of the Corporate Transaction.
Exchange, Repricing and Buy-Out of Awards
The administrator may, without prior stockholder approval, (i) reduce the exercise price of outstanding options or stock appreciation rights without the consent of any participant (provided that the exercise price may not be reduced below the fair market value on the date of the reduction) and (ii) pay cash or issue new awards in exchange for the surrender and cancellation of any, or all, outstanding awards, subject to the consent of any affected participant to the extent required by the terms of the Post-Closing Equity Incentive Plan.
Transferability
Except in limited circumstances, awards granted under the Post-Closing Equity Incentive Plan may generally not be transferred in any manner other than by will or by the laws of descent and distribution.
Amendment and Termination
The combined company’s Board or the compensation committee may amend the Post-Closing Equity Incentive Plan at any time, subject to stockholder approval as may be required by applicable law or listing standards; no amendment or termination may adversely affect any then-outstanding award without the consent of the affected participant, except as necessary to comply with applicable law or as otherwise provided by the plan. Unless earlier terminated, the plan will terminate ten years after the date the combined company’s Board adopts the plan.
Sub-Plans
Subject to the terms of the Post-Closing Equity Incentive Plan, the administrator may establish a sub-plan under the Post-Closing Equity Incentive Plan and/or modify the terms of awards granted to participants outside of the United States to comply with any laws or regulations applicable to any such jurisdiction.
Clawback
All awards are subject to clawback or recoupment under any compensation recovery policy adopted by the Standard BioTools Board or the board of the combined company required by applicable law, as well as the company’s insider-trading policy.

Material U.S. Federal Income Tax Consequences
The following is a summary of the U.S. federal income tax treatment applicable to the combined company and the participants who receive awards under the Post-Closing Equity Incentive Plan based on the federal income tax laws in effect on the date of this proxy statement/prospectus. This summary is not intended to be exhaustive and does not address all matters relevant to a particular participant based on their specific circumstances. The summary expressly does not discuss the income tax laws of any state, municipality, or non-U.S. taxing jurisdiction, or the gift, estate, excise (including the rules applicable to deferred compensation under Section 409A of the Code), or tax laws other than U.S. federal income tax law. Because individual circumstances may vary, each participant is urged to consult their own tax advisor concerning the tax implications of awards granted under the Post-Closing Equity Incentive Plan.
Incentive Stock Options
Options granted under the Post-Closing Equity Incentive Plan may be either ISOs, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet such requirements. No taxable income is recognized by the optionee at the time of the ISO grant, and no taxable income is recognized for ordinary income tax purposes at the time the option is exercised, although taxable income may arise at that time for alternative minimum tax purposes. Unless there is a “disqualifying disposition”, as described below, the ISO optionee will recognize long-term capital gain in an amount equal to the excess of (i) the amount realized upon the sale or other disposition of the purchased shares over (ii) the exercise price paid for the shares. A disqualifying disposition occurs if the disposition is less than two years after the date of grant or less than one year after the exercise date. If there is a disqualifying disposition of the shares, then the excess of (i) the fair market value of those shares on the exercise date or (if less) the amount realized upon such sale or disposition over (ii) the exercise price paid for the shares will be taxable as ordinary income to the optionee. Any additional gain or loss recognized upon the disposition will be a capital gain or loss. If the ISO optionee makes a disqualifying disposition of the purchased shares, then the combined company will be entitled to an income tax deduction for the taxable year in which such disposition occurs equal to the amount of ordinary income recognized by the optionee as a result of the disposition. The combined company will not be entitled to any income tax deduction if the optionee makes a qualifying disposition of the shares.
Nonqualified Stock Options
No taxable income is recognized by an optionee upon the grant of a non-qualified stock option. The optionee in general will recognize ordinary income, in the year in which the option is exercised, equal to the excess of the fair market value of the purchased shares on the exercise date over the exercise price paid for the shares, and the optionee will be required to satisfy the tax withholding requirements applicable to such income. The combined company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the optionee with respect to the exercised non-qualified stock option.
Stock Appreciation Rights
No taxable income is recognized upon receipt of a stock appreciation right. The participant will recognize ordinary income in the year in which the SAR is exercised, in an amount equal to the excess of the fair market value of the underlying shares of common stock on the exercise date over the exercise price in effect for the exercised right, and the participant will be required to satisfy the tax withholding requirements applicable to such income. The combined company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant in connection with the exercise of the stock appreciation right.
Restricted Stock Awards
A participant who receives unvested shares of combined company common stock will not recognize any taxable income at the time those shares are granted but will have to report as ordinary income, as and when those shares subsequently vest, an amount equal to the excess of (i) the fair market value of the shares on the vesting date over (ii) the cash consideration (if any) paid for the shares. The participant may, however, elect under Section 83(b) of the Code to include as ordinary income in the year the unvested shares are issued an amount equal to the excess of (a) the fair market value of those shares on the issue date over (b) the cash consideration (if any) paid for such shares. If the Section 83(b) election is made, the participant will not recognize any additional income as and when the shares subsequently vest. The combined company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time such ordinary income is recognized by the participant.
Restricted Stock Units and Other Stock-Based Awards
Generally, no taxable income is recognized upon the grant of RSUs or other stock-based awards. The participant will recognize ordinary income in the year in which the award is settled in shares or cash. The amount of that income will be equal to the fair market value of the shares on the date of issuance or the amount of the cash paid in settlement of the award, and the participant will be required to satisfy the tax withholding requirements applicable to the income. The combined company will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the participant at the time the shares are issued or the cash amount is paid.
Deductibility of Executive Compensation
Section 162(m) of the Code limits the deductibility for federal income tax purposes of certain compensation paid to any “covered employee” in excess of $1 million. It is expected that compensation deductions for any covered employee with respect to awards granted under the Post-Closing Equity Incentive Plan will be subject to the $1 million annual deduction limitation. The administrator of the Post-Closing Equity Incentive Plan may grant awards under the Post-Closing Equity Incentive Plan or otherwise that are or may become non-deductible when it believes doing so is in the best interests of the combined company and its stockholders.
New Plan Benefits
Because awards are granted at the compensation committee’s discretion, the benefits or amounts that will be received under the Post-Closing Equity Incentive Plan are not determinable at this time. Accordingly, a New Plan Benefits table is not provided.
Equity Compensation Plan Information as of December 31, 2025

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders
2011 Equity Incentive Plan	29,231,388	$1.97	23,633,056
2017 Employee Stock Purchase Plan	—	—	465,087
Equity compensation plans not approved by security holders
2022 Inducement Equity Incentive Plan	7,262,607	$3.99	964,839
2017 Inducement Incentive Plan	—	—	60,616
SomaLogic Equity Incentive Plans(1)	15,531,391	$4.70	—
Total	52,025,386	$3.68	25,123,598

(1)	Consists of the SomaLogic 2009 Equity Incentive Plan, the SomaLogic 2017 Equity Incentive Plan, and the SomaLogic 2021 Omnibus Incentive Plan.
Registration with the SEC
If the Post-Closing Equity Incentive Plan is approved by Standard BioTools’ stockholders and becomes effective, subject to the Closing, the combined company intends to file a registration statement on Form S-8, as soon as reasonably practicable after the Closing, registering the shares reserved for issuance under the Post-Closing Equity Incentive Plan.

Vote Required for Approval
The approval of the Post-Closing Equity Incentive Plan Proposal requires the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at the Special Meeting and entitled to vote on such Proposal at the Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Post-Closing Equity Incentive Plan Proposal. If you fail to cast your vote, in person or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have no effect on the outcome of the vote for the Post-Closing Equity Incentive Plan Proposal.
Certain Standard BioTools stockholders have agreed to vote any shares of Standard BioTools Common Stock owned by them in favor of the Post-Closing Equity Incentive Plan Proposal. Please see the section titled “The Special Meeting –Voting Agreements” beginning on page 107 of this proxy statement/prospectus for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Post-Closing Equity Incentive Plan Proposal.
The Merger is not conditioned on the approval of the Post-Closing Equity Incentive Plan Proposal.
Board Recommendation
The Standard BioTools Board recommends that Standard BioTools stockholders vote “FOR” the Post-Closing Equity Incentive Plan Proposal.

Proposal #4: The Post-Closing ESPP Proposal
Overview
Standard BioTools stockholders are being asked to approve the Post-Closing Employee Stock Purchase Plan of the combined company in the form attached as Annex J to this proxy statement/prospectus (the “Post-Closing ESPP”). The Standard BioTools Board initially approved the Post-Closing ESPP on July 14, 2026, subject to Standard BioTools stockholder approval and the consummation of the Merger. If the Standard BioTools stockholders approve the Post-Closing ESPP, and the Merger is consummated, the Post-Closing ESPP will become effective upon the later of (i) the Closing and (ii) the date this plan is approved by the Standard BioTools stockholders. If the Post-Closing ESPP is not approved by the Standard BioTools stockholders, it will not become effective. The Post-Closing ESPP is described in more detail below. Capitalized terms used but not defined in this summary have the meanings given in the Post-Closing ESPP.
The purpose of the Post-Closing ESPP is to provide employees of the combined company and its designated subsidiaries with an opportunity to purchase shares of the combined company common stock through accumulated contributions. The Post-Closing ESPP, and the rights of participants to make purchases thereunder, is intended to qualify under Section 423 of the Code; however, sub-plans that do not meet the requirements of Section 423 of the Code may be established for the benefit of eligible employees of non-U.S. subsidiaries of the combined company.
Post-Closing Employee Stock Purchase Plan
The following summary is qualified in its entirety by reference to the text of the Post-Closing ESPP, a copy of which is attached as Annex J to this proxy statement/prospectus. Standard BioTools stockholders should refer to the Post-Closing ESPP for more complete and detailed information about the terms and conditions of the Post-Closing ESPP.
Eligibility
Employees eligible to participate in any offering pursuant to the Post-Closing ESPP generally include any employee that is employed by the combined company or certain of its designated subsidiaries or affiliates at the beginning of the offering period. However, the administrator may exclude employees who have been employed for less than two years, are customarily employed for 20 hours or less per week, are customarily employed for five months or less in a calendar year, certain highly compensated employees as determined in accordance with applicable tax laws, and certain employees who are citizens or residents of a foreign jurisdiction if such participation is prohibited under applicable local laws or would violate the requirements of Section 423 of the Code (with respect to an offering under the Section 423 Component). In addition, any employee who owns, or is deemed to own because of attribution rules, 5% or more of the total combined voting power or value of all classes of the combined company’s capital stock, or the capital stock of one of its qualifying subsidiaries, or who will own such amount because of participation in the Post-Closing ESPP, will not be eligible to participate in the Post-Closing ESPP. The administrator may impose additional restrictions on eligibility from time to time.
As of June 30, 2026, approximately 120 employees would be eligible to participate in the Post-Closing ESPP. Because the combined company’s workforce following the Merger will differ from Standard BioTools’ current workforce, following the closing of the Merger, approximately 175 employees of the combined company are expected to be eligible to participate in the Post-Closing ESPP.
Shares Subject to the Plan; Automatic Annual Increase
Standard BioTools has initially reserved 26,865,998 shares of the combined company’s common stock for issuance pursuant to awards granted under the Post-Closing ESPP. All numbers set forth in this section are on a pre-reverse stock split basis.
The ESPP Share Pool will increase automatically on January 1 of each of the first ten (10) calendar years during the term of the plan by the lesser of (a) 1% of the sum of the total number of shares of all classes of the combined company’s common stock, the total number of shares of the combined company’s common stock subject to pre-funded warrants (if any), and the total number of shares of the combined company’s common stock issuable upon the conversion of any preferred stock (if any), in each case outstanding on the immediately preceding December 31, and (b) such smaller number of shares as may be determined by the board of the combined company or the compensation committee.

Share Limit
The maximum number of shares of the combined company’s common stock that may be issued pursuant to the Post-Closing ESPP is 270,000,000.
Offering and Purchase Periods
Under the Post-Closing ESPP, eligible employees will be offered the option to purchase shares of the combined company’s common stock at a discount over a series of offering periods through accumulated payroll deductions over the period. Each offering period may itself consist of one or more purchase periods. No offering period may be longer than 27 months. Unless the administrator determines otherwise, offering periods will be approximately six months with a single six-month purchase period.
Contributions; Purchase Price
A participant may contribute, through payroll deductions, from 1% up to 15% of his or her eligible compensation (generally, base salary or regular hourly wages), subject to the limits below. The purchase price for shares purchased under the Post-Closing ESPP during any given purchase period will be 85% of the lesser of the fair market value of the combined company’s common stock on (1) the first trading day of the applicable offering period or (2) the last trading day of the applicable purchase period.
Limitations
No participant may purchase more than 5,000 shares of the combined company’s common stock on any one purchase date and may not subscribe for more than $25,000 in fair market value of shares of the combined company’s common stock, determined as of the date the offering period commences, in any calendar year in which the offering is in effect. The administrator in its discretion may set a higher or lower maximum number of shares which may be purchased for a subsequent purchase period.
Withdrawal
A participant may withdraw from an offering before the purchase date, in which case the participant’s accumulated payroll deductions will be refunded without interest; termination of employment ends participation, with accumulated contributions refunded without interest.
Adjustments Upon Recapitalization
If the number or class of outstanding shares of the combined company’s common stock is changed by stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or similar change in the combined company’s capital structure without consideration, then the administrator will proportionately adjust the number or class of shares of the combined company’s common stock that are available under the Post-Closing ESPP, the purchase price and number or class of shares any participant has elected to purchase as well as the maximum number of shares which may be purchased by participants.
Corporate Transaction
If the combined company is subject to a Corporate Transaction (as defined in the Post-Closing ESPP), the offering period then in effect will be shortened by setting a new purchase date and will end on that new purchase date. The new purchase date will occur on or prior to the consummation of the Corporate Transaction, as determined by the board of the combined company Board or the compensation committee, and the Post-Closing ESPP will terminate on the consummation of the Corporate Transaction.
Transferability
Participants may generally not assign, transfer, pledge, or otherwise dispose of payroll deductions credited to their account or any rights regarding an election to purchase shares pursuant to the Post-Closing ESPP other than by will or the laws of descent or distribution.
Amendment; Termination
The board of the combined company or the compensation committee may amend, suspend, or terminate the Post-Closing ESPP at any time without stockholder consent, except as required by law. Unless earlier terminated, the Post-Closing ESPP will terminate upon the earlier to occur of the issuance of all shares of the combined company’s common stock reserved for issuance under the Post-Closing ESPP, or the tenth anniversary of the effective date of the Post-Closing ESPP. The combined company expects to register the shares issuable under the Post-Closing ESPP on a Form S-8 after the Closing and stockholder approval.
Material U.S. Federal Income Tax Consequences
The following is a brief description of the federal income tax treatment that will generally apply to the grant and exercise of rights under the Post-Closing ESPP, based on federal income tax laws in effect on the date of this proxy statement/prospectus. The exact federal income tax treatment of options under the Post-Closing ESPP will depend on the specific nature of any such option and the individual tax attributes of the participant. The following summary is not intended to be exhaustive and, among other considerations, does not describe gift, estate, social security, state, local or international tax consequences. In addition, if one or more sub-plans are established for employees of non-U.S. subsidiaries, the tax rules may be different than discussed below.
The Post-Closing ESPP is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code and, as a result, employees who participate in the Post-Closing ESPP will be afforded favorable tax treatment subject to meeting certain requirements specified by the Code. In general, there are no federal income tax consequences to a participant upon the grant of the option to purchase shares under the Post-Closing ESPP at the beginning of an offering period or upon its exercise on the exercise date at the end of an offering period. Upon the disposition of shares of common stock acquired upon exercise of an option, the participant will generally be subject to tax and the nature and amount of the tax will depend on whether the employee has satisfied the statutory holding period.
If the employee holds shares acquired under the Post-Closing ESPP for at least two years from the grant date of his or her option and at least one year from the date he or she acquired the shares (referred to as the “statutory holding period”), any gain on the sale of the shares will be taxed as ordinary income to the extent of the lesser of (i) the amount by which the fair market value of the shares on the grant date (i.e., the first day of the option period) exceeded the exercise price for the option, or (ii) the amount by which the fair market value of the shares on the date of sale exceeds the exercise price of the option. Any additional gain or loss will be taxed as long-term capital gain or loss.
If the participant sells or otherwise disposes of the shares before the expiration of the statutory holding period, then in the year of such “disqualifying” disposition, the participant will be required to recognize ordinary income equal to the difference between the fair market value of the shares on the date of the exercise of the option and the exercise price of the option. Any additional gain or loss will be short-term or long-term capital gain or loss depending on the length of time the employee has held the shares.
The combined company is not entitled to any deduction with respect to the difference between the fair market value of the common stock and the option exercise price if the participant satisfies the statutory holding period described above. If shares are sold before the statutory holding period is satisfied, the combined company receives a tax deduction for any ordinary income recognized by the participant.
New Plan Benefits
Because participation is voluntary and depends on each eligible employee’s election and on the future fair market value of the combined company common stock, the benefits or amounts that will be received under the Post-Closing ESPP are not determinable at this time, and a New Plan Benefits table is not provided.
Registration with the SEC
If the Post-Closing ESPP is approved by Standard BioTools’ stockholders and becomes effective, the combined company intends to file a registration statement on Form S-8, as soon as reasonably practicable following the consummation of the Merger, registering the shares reserved for issuance under the Post-Closing ESPP.
Vote Required for Approval
The approval of the Post-Closing ESPP Proposal requires the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at the Special Meeting and entitled to vote on such Proposal at the Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Post-Closing ESPP Proposal. If you fail to cast your vote, in person or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have no effect on the outcome of the vote for the Post-Closing ESPP Proposal.

Certain Standard BioTools stockholders have agreed to vote any shares of Standard BioTools Common Stock owned by them in favor of the Post-Closing ESPP Proposal. Please see the section titled “The Special Meeting – Voting Agreements” beginning on page 107 of this proxy statement/prospectus for more information.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares represented by properly executed proxy cards “FOR” the approval of the Post-Closing ESPP Proposal.
The Merger is not conditioned upon the approval of the Post-Closing ESPP Proposal.
Board Recommendation
The Standard BioTools Board recommends that Standard BioTools stockholders vote “FOR” the Post-Closing ESPP Proposal.

Proposal #5: The Advisory Compensation Proposal
Overview
Standard BioTools stockholders are being asked to approve, pursuant to Section 14A of the Exchange Act and Rule 14a-21 thereunder, on a nonbinding, advisory basis, the compensation and benefits that will or may be payable to Standard BioTools’ named executive officers in connection with the Merger as disclosed in the section entitled “Interests of Standard BioTools Directors and Executive Officers in the Merger — Quantification of Potential Payments to Standard BioTools Named Executive Officers in Connection with the Merger” beginning on page 188 of this proxy statement/prospectus. The Advisory Compensation Proposal gives Standard BioTools stockholders the opportunity to express their views on the Merger-related compensation and benefits of Standard BioTools’ named executive officers.
Accordingly, Standard BioTools is asking its stockholders to vote “FOR” the adoption of the following resolution, on a nonbinding, advisory basis:
“RESOLVED, that the compensation and benefits that will or may be paid or become payable to Standard BioTools’ named executive officers in connection with the Merger, and the agreements or understandings pursuant to which such compensation and benefits will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in the section entitled “Interests of Standard BioTools Directors and Executive Officers in the Merger — Quantification of Potential Payments to Standard BioTools Named Executive Officers in Connection with the Merger” of the proxy statement/prospectus for this meeting is hereby APPROVED.”
Because the vote on the Advisory Compensation Proposal is advisory only, it will not be binding on Standard BioTools. If the Merger is completed, the Merger-related compensation and benefits may be paid to Standard BioTools’ named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if stockholders fail to approve the Advisory Compensation Proposal.
Vote Required for Approval
The approval of the Advisory Compensation Proposal requires the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at the Special Meeting and entitled to vote on such Proposal at the Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Advisory Compensation Proposal. If you fail to cast your vote, in person or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have no effect on the outcome of the vote for the Advisory Compensation Proposal.
The Merger is not conditioned upon the approval of the Advisory Compensation Proposal.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares “FOR” the Advisory Compensation Proposal.
Board Recommendation
The Standard BioTools Board recommends that Standard BioTools stockholders vote “FOR” the Advisory Compensation Proposal.

Proposal #6: The Adjournment Proposal
Overview
Standard BioTools stockholders are being asked to approve adjournments of the Special Meeting from time to time, if necessary or appropriate, to solicit additional affirmative votes in favor of the Share Issuance Proposal and the Charter Amendment Proposal if there are insufficient votes at the time of such adjournment to approve such proposals or to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Standard BioTools stockholders. The Merger Agreement provides that the Special Meeting may not be postponed or adjourned more than an aggregate of 30 days in connection with all postponements or adjournments, whether to solicit additional proxies or to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure. Consummation of the Merger is not conditioned on the approval of this Adjournment Proposal.
If the Standard BioTools stockholders approve this Adjournment Proposal, Standard BioTools could adjourn or postpone the Special Meeting, and any adjourned or postponed session of the Special Meeting, and use the additional time to solicit additional proxies for the approval of the Share Issuance Proposal and the Charter Amendment Proposal.
If, at the Special Meeting, the number of shares of Standard BioTools Common Stock present or represented and voting in favor of the Share Issuance Proposal and the Charter Amendment Proposal is insufficient to approve such proposals, Standard BioTools may move to adjourn the Special Meeting in order to enable the Standard BioTools Board to solicit additional proxies for approval of the Share Issuance Proposal and the Charter Amendment Proposal. In that event, the Standard BioTools stockholders will be asked to vote only upon the Adjournment Proposal, and not the Share Issuance Proposal, the Charter Amendment Proposal, the Post-Closing Equity Incentive Plan Proposal and the Post-Closing ESPP Proposal. Standard BioTools may also adjourn the Special Meeting to ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to Standard BioTools stockholders. Additionally, pursuant to the Standard BioTools Bylaws, the chairperson of the meeting may adjourn the meeting without the approval of the Standard BioTools stockholders.
The Adjournment Proposal relates only to adjournments of the Special Meeting occurring for purposes of soliciting additional proxies for approval of the Share Issuance Proposal and the Charter Amendment Proposal in the event that there are insufficient votes to approve those proposals or ensure that any supplement or amendment to this proxy statement/prospectus is timely provided to stockholders. Standard BioTools retains full authority to the extent set forth in its bylaws and Delaware law (subject to the terms of the Merger Agreement) to adjourn the Special Meeting for any other purpose, or to postpone the Special Meeting before it is convened, without the consent of any Standard BioTools stockholders.
Vote Required for Approval
The approval of the Adjournment Proposal requires the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at the Special Meeting and entitled to vote on such Proposal at the Special Meeting. Abstentions will have the same effect as a vote “AGAINST” the Adjournment Proposal. If you fail to cast your vote, in person or by proxy, or fail to give voting instructions to your brokerage firm, bank, trust or other nominee, it will have no effect on the outcome of the vote for the Adjournment Proposal.
The Merger is not conditioned upon the approval of the Adjournment Proposal.
Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote shares “FOR” the Adjournment Proposal.
Board Recommendation
The Standard BioTools Board recommends that Standard BioTools stockholders vote “FOR” the Adjournment Proposal.

THE PARTIES TO THE MERGER
Standard BioTools Inc.
50 Milk Street, 10th Floor
Boston, MA 02109
Telephone: (650) 266-6000
Standard BioTools is committed to setting the new standard in the life science tools industry through strategic consolidation, best-in-class operations and a world-class management team. Standard BioTools’ established portfolio includes essential, standardized next-generation solutions designed to help biomedical researchers develop better therapeutics faster. Standard BioTools offers a diverse range of instrumentation, consumables, and services that generate high-quality data across early discovery, translational and clinical research. With advanced technologies in proteomics and genomics, Standard BioTools empowers scientists to gain deeper biological insights, accelerate discoveries, and drive improved health outcomes across diverse therapeutic areas including immunology, oncology, neuroscience, cardiometabolic diseases and more. Standard BioTools Common Stock is listed on The Nasdaq Global Select Market under the symbol “LAB.”
Treeline Biosciences, Inc.
500 Arsenal Street
Watertown, MA 02472
Telephone: (857) 228-0050
Treeline Biosciences is a clinical-stage biopharmaceutical company developing novel therapeutics for oncology and other serious diseases. Treeline’s approach is built on a differentiated, repeatable discovery platform that identifies compelling molecular targets and matches them with the most appropriate drug modality. Treeline seeks to prove it can pick good targets, nominate highly-vetted development candidates, and make thoughtful development decisions across a diverse and ambitious pipeline, with the goal of redefining the treatment of serious diseases. Treeline wants its platform story to be repeatability. Treeline currently has three Phase 1 programs, TLN-121, TLN-254, and TLN-372, and a fourth program, TLN-499, nearing clinical entry, all in oncology. Treeline’s preclinical pipeline includes programs in neurology and immunology, in addition to oncology.
Siri Merger Sub, Inc.
50 Milk Street, 10th Floor
Boston, MA 02109
Telephone: (650) 266-6000
Merger Sub is a direct, wholly owned subsidiary of Standard BioTools. Merger Sub was incorporated in the State of Delaware on May 27, 2026, solely for the purpose of carrying out the Merger. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Merger.

THE MERGER
This section of the proxy statement/prospectus describes certain material aspects of the proposed Merger. This section may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the documents incorporated herein by reference, including the full text of the Merger Agreement, which is attached as Annex A, for a more complete understanding of the Merger. In addition, important business and financial information about Standard BioTools is incorporated into this proxy statement/prospectus by reference. See also “Where You Can Find More Information” beginning on page 335 of this proxy statement/prospectus.
General Description of the Merger
Standard BioTools, Treeline and Merger Sub, a wholly owned subsidiary of Standard BioTools, have entered into the Merger Agreement, dated as of June 6, 2026, which provides for the merger of Merger Sub with and into Treeline. As a result of the Merger, the separate existence of Merger Sub will cease and Treeline will continue its existence under the laws of the State of Delaware as the surviving corporation of the Merger and as a wholly owned subsidiary of Standard BioTools. It is expected that in connection with the Merger, Standard BioTools will change its name to “Treeline Biosciences Holdings, Inc.”
Consideration to be Received by the Treeline Stockholders
As a result of the Merger, each share of Treeline Common Stock issued and outstanding immediately prior to the Effective Time and each share of Treeline Preferred Stock issued and outstanding immediately prior to the Effective Time (in each case, other than shares held in treasury and dissenting shares) will be converted into the right to receive a number of shares of Standard BioTools Common Stock based on an exchange ratio calculated in accordance with the Merger Agreement (described in more detail in the section titled “The Merger Agreement — Exchange Ratio” beginning on page 202 of this proxy statement/prospectus) (the “Exchange Ratio”), with the number of shares of Standard BioTools Common Stock that each holder of Treeline Capital Stock is entitled to receive being rounded down to the nearest whole share and computed after aggregating all shares of Treeline Capital Stock held by such holder.
The Exchange Ratio is based on the relative capitalization of each of Treeline and Standard BioTools and assumes (i) an equity value for Treeline of $2.5 billion and (ii) an equity value for Standard BioTools equal to $460 million, reduced by the amount by which the Parent Net Cash (as defined in the Merger Agreement) is less than $449 million at the Closing or increased by the amount by which Parent Net Cash is more than $451 million at the Closing. Based on Standard BioTools’ and Treeline’s capitalization as of June 3, 2026 and May 28, 2026, respectively, and taking into account Standard BioTools’ estimate of Parent Net Cash as of the Closing, and before giving effect to the proposed Reverse Stock Split, each share of Treeline Capital Stock is currently estimated to be entitled to receive approximately 11.6997 shares of Standard BioTools Common Stock. This ratio may increase or decrease as of the Closing based on the companies’ respective actual capitalizations as of the Closing and the actual amount of Parent Net Cash as of the Closing.
Following the Closing, former Standard BioTools stockholders are expected to hold approximately 16% of the combined company on a fully diluted basis, and former Treeline stockholders are expected to hold approximately 84% of the combined company on a fully diluted basis. Under certain circumstances further described in the Merger Agreement, the pro forma ownership percentages may be adjusted based on the amount of Parent Net Cash at Closing as finally determined in accordance with the Merger Agreement as described in more detail in the sections titled “The Merger Agreement — Exchange Ratio” and “The Merger Agreement — Calculation of Parent Net Cash” beginning on pages 202 and 203, respectively, of this proxy statement/prospectus.
In addition, as of the Effective Time, Standard BioTools will assume Treeline’s 2021 Equity Incentive Plan and each outstanding Treeline Option, whether vested or unvested. Each such Treeline Option so assumed by Standard BioTools will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Option immediately prior to the Effective Time, except that (i) such Treeline Option will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock, and (ii) the exercise price per share of each such Treeline Option will be the exercise price per share in effect for that Treeline Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the next nearest cent.

In addition, as of the Effective Time, (i) each Treeline Warrant that has been amended to require net-exercise in connection with the Merger (the “Treeline Converting Warrants”) and that is outstanding immediately prior to the Effective Time will, by virtue of the Merger, be cancelled and extinguished and converted into the right to receive, for each share of Treeline Common Stock that would be received upon the net-exercise of such Treeline Converting Warrant in accordance with its terms, a number of shares of Standard BioTools Common Stock equal to the Exchange Ratio and (ii) each Treeline Warrant that is not a Treeline Converting Warrant and that is outstanding immediately prior to the Effective Time will, by virtue of the Merger, be assumed by Standard BioTools. Each such Treeline Warrant so assumed by Standard BioTools will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Warrant immediately prior to the Effective Time, except that (a) such Treeline Warrant will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock and (b) the warrant price per share will be the warrant price per share in effect for such Treeline Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest thousandth of a cent.
For a more complete description of the treatment of Treeline securities in the Merger, please see the sections titled “The Merger Agreement — Treatment of Treeline Stock Options” and “The Merger Agreement — Treatment of Treeline Warrants” both beginning on page 205 of this proxy statement/prospectus.
Consideration to be Received by the Standard BioTools Stockholders
Prior to the Effective Time, Standard BioTools expects to declare a dividend to Standard BioTools stockholders as of the close of business on the last business day prior to the day on which the Effective Time occurs in the form of one CVR for each outstanding share of Standard BioTools Common Stock held by such stockholder on such date. The payment date for such dividend will be three business days after the Effective Time. The CVRs will be issued pursuant to the terms of a CVR Agreement to be entered into between Standard BioTools and a rights agent.
Pursuant to the CVR Agreement, the holder of each CVR will be entitled to receive a payment for each 12-month CVR payment period during the five-year term of the CVR Agreement, consisting of a number of shares of the combined company’s common stock (with fractional shares settled in cash) equal to such holder’s pro rata portion of the aggregate net proceeds received by the combined company during such 12-month CVR payment period from the following sources: (i) proceeds from any sale, disposition, or other monetization of the Legacy Business; (ii) proceeds from convertible notes or other investments held by Standard BioTools as of the Closing Date; (iii) earnout, milestone, royalty or other similar contingent payments due to Standard BioTools under contracts in effect as of the Closing Date, including payments from Illumina, Inc. pursuant to the Stock Purchase Agreement dated June 22, 2025; and (iv) any surplus in Parent Net Cash delivered at Closing as finally determined under the Merger Agreement. The maximum number of shares of common stock of the combined company which may be issued pursuant to the CVR Agreement is 76,000,000. There can be no assurance that any payments will be made on the CVRs.
The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Standard BioTools or any of its respective affiliates. No interest will accrue on any amounts payable in respect of the CVRs. The shares of Standard BioTools Common Stock which may be issued in connection with the CVRs have been registered on the Form S-4 of which this proxy statement/prospectus forms a part.
Exchange Ratio
The Exchange Ratio is calculated using a formula intended to allocate existing Standard BioTools and Treeline securityholders a percentage of the combined company. Based on the capitalization of Standard BioTools and Treeline as of June 3, 2026 and May 28, 2026, respectively, and taking into account Standard BioTools’ estimate of Parent Net Cash as of the Closing, the Exchange Ratio was estimated to be equal to approximately 11.6997 shares of Standard BioTools Common Stock for each share of Treeline Capital Stock. However, this estimate is subject to adjustment prior to the closing of the Merger (the “Closing”) based on the extent to which the Parent Net Cash of Standard BioTools as of 12:01 a.m. Eastern Time on the Closing Date is more than $451 million or less than

$449 million (and, as a result, Standard BioTools securityholders could own less, and Treeline securityholders could own more, or vice versa, of the combined company). Standard BioTools currently anticipates that its Parent Net Cash as of Closing will be approximately $450 million. There can be no assurance that any of these assumptions will be accurate at Closing when the final Exchange Ratio is determined.
The Exchange Ratio formula is the quotient obtained (rounded to four decimal places) by dividing (x) the Treeline Value Per Share by (y) the Standard BioTools Value Per Share, in which:
•	“Treeline Value Per Share” means the quotient of (A) the Treeline Valuation, divided by (B) the number of Treeline Outstanding Shares.
•
“Treeline Valuation” means (A) $2,500,000,000, plus (B) the sum of the exercise prices of all in-the-money Treeline stock options that are unexpired, unexercised, and outstanding as of immediately prior to the Effective Time and that are included in the calculation of Treeline Outstanding Shares.

•
“Treeline Outstanding Shares” means the sum, without duplication, of the aggregate number of shares of Treeline Capital Stock that are issued and outstanding immediately prior to the Effective Time (on an as-converted to Treeline Common Stock basis) or issuable upon the exercise of, or pursuant to, any in-the-money Treeline stock options, Treeline warrants or other direct or indirect rights to acquire shares of Treeline Capital Stock, in each case that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).

•	“Standard BioTools Value Per Share” means the quotient of (A) the Standard BioTools Valuation, divided by (B) the number of Standard BioTools Outstanding Shares.
•
“Standard BioTools Valuation” means (A) $460,000,000, plus (B) the amount by which the Parent Net Cash of Standard BioTools exceeds $451 million, if any, minus (C) the amount by which the Parent Net Cash of Standard BioTools is less than $449 million, if any, plus (D) the sum of the exercise prices of all in-the-money Standard BioTools Options that are unexpired, unexercised, and outstanding as of immediately prior to the Effective Time and that are included in the calculation of Standard BioTools Outstanding Shares.

•
“Standard BioTools Outstanding Shares” means the sum, without duplication, of the aggregate number of shares of Standard BioTools Common Stock that are issued and outstanding immediately prior to the Effective Time or issuable upon the settlement of any Standard BioTools restricted stock units (“Standard BioTools RSUs”) or the exercise of any in-the-money Standard BioTools Options, in-the-money Standard BioTools warrants or other in-the-money direct or indirect rights to acquire shares of Standard BioTools Common Stock (other than the Indenture, dated as of February 4, 2014, between Standard BioTools and U.S. Bank), in each case that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).

The Special Committee
The Standard BioTools Board previously established a Special Committee consisting solely of “disinterested directors” (as defined in Section 144(e)(4) of the Delaware General Corporation Law) and delegated to the Special Committee the full power and authority of the Standard BioTools Board, to the maximum extent permitted by applicable law, to, among other things, (i) explore, consider, evaluate, review, negotiate and approve or reject the Merger and the other Transactions and, if approval of the Standard BioTools Board is required under the Delaware General Corporation Law, recommend whether the Standard BioTools Board should approve or reject the Merger and the other Transactions and (ii) determine whether the Merger and the other Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders.
The Special Committee retained (i) UBS to serve as its independent financial advisor and (ii) Freshfields to serve as its legal advisor, in each case to assist the Special Committee in connection with fulfilling and discharging its duties as delegated by the Standard BioTools Board.
The Special Committee, with the assistance of its independent legal and financial advisors, has since its formation, among other things, (i) met regularly to explore, consider, evaluate, review and negotiate the Merger and the other Transactions and the potential terms and conditions thereof and (ii) solicited the views of the Special Committee’s advisors and members of Standard BioTools management regarding the Merger and the other Transactions, including as to the strategic rationale for, the potential risks and benefits of, and the potential terms and conditions of the Merger and the other Transactions. The Special Committee reviewed financial analysis prepared by UBS and received a fairness opinion from UBS in connection with the Merger and the other Transactions. The Special Committee also reviewed the material terms and conditions of the Merger Agreement and related documents with representatives of Freshfields.
After due consideration and discussion of the factors that the Special Committee deemed relevant, the Special Committee unanimously (i) determined that the Merger and the other Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Merger Agreement and the other Transactions and recommended that the Standard BioTools Board approve and declare advisable the Transactions and (iii) recommended that the Standard BioTools Board resolve to recommend the approval of the Share Issuance and the Charter Amendment by Standard BioTools stockholders.
Background of the Merger
The following chronology summarizes the key meetings and events that led to the signing of the Merger Agreement. This chronology does not purport to catalogue every conversation or event among members of the Board of Directors (the “Board”) of Standard BioTools Inc. (“Standard BioTools”), the Special Committee of the Board (the “Special Committee”) or any other committee of the Board, Standard BioTools management, Standard BioTools’ or Treeline Biosciences, Inc.’s (“Treeline”) financial or legal advisors or any other person.
As part of its ongoing review and evaluation of Standard BioTools’ long-term strategic goals and plans, the Board, together with Standard BioTools management, periodically reviews and evaluates Standard BioTools’ historical performance, competitive position, future growth prospects, business plans, overall strategic direction and opportunities to enhance stockholder value. These reviews have included discussions as to whether Standard BioTools should continue to execute its strategy as a standalone company, in which it would operate its existing life sciences tools businesses and deploy cash on hand to acquire additional life sciences tools assets, or pursue various other strategic alternatives, including other potential acquisitions, business combinations and transformative transactions. As part of its ongoing review of its portfolio, Standard BioTools has also periodically evaluated the potential divestiture of one or more of its business lines and engaged in discussions with various potential acquirors for such business lines. As part of these reviews, the Board and Standard BioTools management have considered the benefits and risks of such potential strategic alternatives and have periodically discussed such strategic alternatives with Standard BioTools’ financial and legal advisors.
In 2022, the Board formed a Transaction Committee of the Board (the “Transaction Committee”), which held its first meeting on October 14, 2022, for efficiency purposes to provide oversight and guidance with respect to Standard BioTools’ evaluation of potential strategic transaction alternatives. The Transaction Committee was not established on account of any actual or perceived conflicts of interest, has included various Board members since its inception and is currently comprised of three members of the Board, Eli Casdin, Troy Cox and Dr. Frank Witney, PhD, each of whom was appointed to the Transaction Committee by the Board based on their financial and industry sophistication, familiarity with Standard BioTools’ businesses and operations and experience evaluating strategic transactions involving life sciences companies.
In the course of renegotiation of existing commercial arrangements between Standard BioTools and Illumina, Inc. (“Illumina”), discussions developed regarding a potential sale of Standard BioTools’ SomaLogic business to Illumina (the “SomaLogic Transaction”). In connection with the process leading to the SomaLogic Transaction, the Board formed a special committee of independent and disinterested directors comprised of Fenel Eloi and Dr. Witney (the “SomaLogic Special Committee”) to oversee and approve or reject the SomaLogic Transaction given that Casdin Capital, LLC (together with its affiliates, “Casdin Capital”) held a small ownership stake in Illumina at that time. The SomaLogic Special Committee unanimously approved the SomaLogic Transaction and recommended it to the Board for approval, and the Board unanimously approved the SomaLogic Transaction. On June 22, 2025, Standard BioTools signed a definitive agreement for the sale of the SomaLogic business to Illumina for aggregate cash consideration of up to $425 million, comprising (i) an upfront payment of $350 million in cash, payable at the closing of the SomaLogic Transaction, subject to a customary purchase price adjustment, and (ii) up to $75 million in earnout payments, payable upon the achievement of specified targets for net revenue generated from SomaScan assay services or any other SOMAmer-based assay services and sales of SOMAmer-based array kits and SOMAmer-based next-generation sequencing library preparation kits in fiscal years 2025 and 2026. The SomaLogic Special Committee and the Board believed that the attractive purchase price being offered by Illumina for the SomaLogic business was the result of, among other factors, (i) the improvements and value creation during Standard BioTools’ ownership of the SomaLogic business, (ii) the fact that Illumina was the most logical and interested buyer for the SomaLogic business and well positioned to take the SomaLogic business into its next phase of growth, the benefits of which would be shared with Standard BioTools through the earnout, and (iii) vigorous negotiations with Illumina during which Illumina increased its proposed price multiple times.
During the discussions for the SomaLogic Transaction, Illumina stated that it would not be interested in pursuing an acquisition of all of Standard BioTools and was only interested in acquiring the SomaLogic business.
Throughout the summer and fall of 2025, Standard BioTools management, with periodic assistance from representatives of Centerview Partners LLC (“Centerview”) and in anticipation of receipt of the upfront cash proceeds from the closing of the SomaLogic Transaction, conducted a review of potential strategic alternatives for the deployment of that capital with the objective of maximizing stockholder value. This review focused on opportunities in the life sciences tools and bioprocessing industries, and Standard BioTools management held meetings with numerous strategic parties to discuss potential strategic transactions involving Standard BioTools.
On July 15, 2025, representatives of Company A, a privately held company pursuing next generation life science research reagents, presented a business update to representatives of Standard BioTools management. Standard BioTools and Company A had previously executed a mutual confidentiality agreement on June 24, 2024, which agreement did not include any standstill provisions, and representatives of Standard BioTools had participated in various discussions with representatives of Company A, leading to the submission of non-binding letters of intent on July 11, 2024 and on January 29, 2025 for the acquisition of Company A by Standard BioTools.
On July 25, 2025, Sean Mackay, Chief Business Officer of Standard BioTools, met by videoconference with the Chief Financial Officer and Chief Operating Officer of Company B, a publicly traded company pursuing a bioprocessing growth strategy, for preliminary strategic discussions between Standard BioTools and Company B. Standard BioTools and Company B had previously executed a mutual confidentiality agreement on March 19, 2025, which agreement did not include any standstill provisions, and Mr. Mackay had participated in preliminary strategic discussions with representatives of Company B following execution of that confidentiality agreement.
On July 29, 2025, the Board held a meeting, with representatives of Standard BioTools management in attendance, to discuss continuing to build on Standard BioTools’ life sciences tools strategy by way of bolt-on acquisitions in that space. The Board discussed that Standard BioTools should spend time reviewing a broader range of strategic alternatives across other industries as well, including in bioprocessing.
On August 2, 2025, Dr. Michael Egholm, PhD, Chief Executive Officer of Standard BioTools, met in person with a representative of Company C, a publicly traded life science tools company, to discuss a potential acquisition of Company C by Standard BioTools. Subsequent to that meeting, the representative of Company C contacted Dr. Egholm to explain that Company C was not ready at that time to engage in bilateral negotiations solely with Standard BioTools and that Company C was considering initiating a sale process for itself. Standard BioTools and Company C had previously executed a mutual confidentiality agreement on March 31, 2025, which agreement contained customary standstill provisions in favor of Standard BioTools, which standstill provisions provided for an automatic fall-away upon a transaction of the type contemplated by the Merger Agreement.
On August 14, 2025, representatives of Standard BioTools management met in person with representatives of Company C for diligence meetings and facilities tours.
On August 19, 2025, Dr. Egholm, Mr. Mackay and other representatives of Standard BioTools met with the Chief Executive Officer and Chief Operating Officer of Company B for an overview of Company B’s business operations and plans.
On September 2, 2025, representatives of Company C’s financial advisor spoke with representatives of Centerview and sent a process letter to Centerview soliciting bids for a potential acquisition of Company C.
On September 5, 2025, Standard BioTools and Company D, a privately held bioprocessing company, executed a mutual confidentiality agreement, which did not contain any standstill provisions.
On September 8, 2025 and September 12, 2025, Mr. Mackay met with the Chief Operating Officer of Company B to discuss a potential merger of Standard BioTools and Company B.

Also on September 8, 2025, Dr. Egholm and another representative of Standard BioTools met by videoconference with the Chief Executive Officer and Chief Operating Officer of Company D to discuss the business of Company D.
On September 10, 2025, representatives of Standard BioTools management again met in person with representatives of Company C for diligence meetings and facilities tours.
After consideration, Standard BioTools management determined not to pursue an acquisition of Company C due to a variety of factors, including lack of strategic fit and synergies with Standard BioTools’ existing businesses, the unattractive business outlook for Company C and concerns regarding Company C’s competitive positioning in this market. In September 2025, Dr. Egholm communicated to a representative of Company C that Standard BioTools would not be submitting a bid for the acquisition of Company C.
On September 11, 2025, Dr. Egholm and other representatives of Standard BioTools met in person with representatives of Company D, which meeting included a site visit of Company D. Mr. Mackay and other representatives of Standard BioTools had subsequent conversations with a key investor in Company D to discuss potential terms of an acquisition of Company D by Standard BioTools. Ultimately, the Board decided not to pursue an acquisition of Company D due to lack of synergies with Standard BioTools’ existing business and lack of scale as an independent acquisition target.
On September 15, 2025, the Board held a meeting to discuss a variety of potential acquisition strategies in the life sciences tools industry, including high growth tools transformation, life science research tools, bioprocessing reinvention and diagnostics, as well as a potential strategic pivot into healthcare information technology or biotechnology.
On September 16, 2025, Dr. Egholm, Mr. Mackay and other representatives of Standard BioTools met in person with representatives of Company A for an on-site diligence session in preparation for the potential submission of a non-binding letter of intent for the acquisition of Company A by Standard BioTools. From October 2025 through December 2025, Mr. Mackay had multiple conversations with the representatives of Company A to discuss potential partnerships or strategic transactions.
On September 23, 2025, Dr. Egholm met for dinner with the Chief Executive Officer of Company E, a publicly traded life sciences tools company, to discuss a potential merger between Standard BioTools and Company E.
On September 24, 2025, Dr. Egholm met with the Chief Executive Officer of Company B for dinner to discuss a potential merger of Standard BioTools and Company B.
Also on September 24, 2025, Standard BioTools and Company E executed a mutual confidentiality agreement, which did not contain any standstill provisions.
On October 2, 2025, Dr. Egholm, Mr. Mackay and other representatives of Standard BioTools met in person with representatives of Company B to conduct on-site due diligence in preparation for submitting a non-binding letter of intent for a potential merger of Standard BioTools and Company B.
On October 3, 2025, Dr. Egholm, Mr. Mackay and other representatives of Standard BioTools met in person with representatives of Company F, a privately held next generation bioprocessing reagents company, for a diligence session. Standard BioTools and Company F had executed a confidentiality agreement on June 18, 2025, which agreement did not include any standstill provisions.
On October 10, 2025, the Transaction Committee held a meeting, with representatives of Standard BioTools management in attendance, to discuss (i) potential strategic transactions with each of Company A, Company B, Company F and Company G, a publicly traded life sciences tools company, as part of a holistic bioprocessing strategy for Standard BioTools and (ii) the terms of a proposed non-binding letter of intent for a potential merger of Standard BioTools and Company B (the “Company B Letter of Intent”), which the Transaction Committee authorized Standard BioTools management to submit to Company B on that basis.
On October 15, 2025, Dr. Egholm spoke by telephone with the Chief Executive Officer of Company B and, following that discussion, submitted the Company B Letter of Intent to Company B.
On October 23, 2025, the Chief Executive Officer of Company B contacted Dr. Egholm by telephone and stated that Company B was not interested in proceeding with a transaction on the terms set forth in the Company B Letter of Intent, and discussions between Standard BioTools and Company B ceased at that time.

On October 28, 2025, the Board held a meeting, with representatives of Standard BioTools management in attendance, to discuss management’s proposed bioprocessing strategy for Standard BioTools, including potential next steps in respect of potential acquisition targets in the bioprocessing space.
On November 11, 2025 and November 13, 2025, Mr. Mackay and another representative of Standard BioTools met by videoconference with the Chief Executive Officer of Company F to discuss the business of Company F.
On November 14, 2025, the Transaction Committee held a meeting, with representatives of Standard BioTools management in attendance. The Transaction Committee determined not to pursue further discussions with Company B given Company B’s October 23, 2025 response to the Company B Letter of Intent. The Transaction Committee also discussed potential roll-up acquisitions of Company A, Company F and Company G.
On December 16, 2025, the Board held a meeting, with representatives of Standard BioTools management in attendance, to discuss, among other things, potential roll-up acquisitions of Company F and Company G. Ultimately, the Board decided not to pursue an acquisition of Company F due to lack of synergies with Standard BioTools’ existing business and lack of scale as an independent acquisition target.
On January 13, 2026, the management teams of Standard BioTools and Company A met in person at the 44th Annual J.P. Morgan Healthcare Conference in San Francisco, California (the “JPM Healthcare Conference”). Ultimately, Standard BioTools management determined not to make an updated offer for an acquisition of Company A due to a lack of strategic fit with the larger M&A transactions being considered by Standard BioTools.
On January 14, 2026, Dr. Egholm, Alex Kim, Chief Financial Officer of Standard BioTools, and Mr. Mackay met with the Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of Company E at the JPM Healthcare Conference, during which meeting they shared overviews of each other’s businesses and agreed to meet again following the conference.
In the course of Standard BioTools’ exploration of a broader scope of potential strategic alternatives, Mr. Casdin, a member of the Board and the Transaction Committee, in November 2025 informed Company H, a privately held healthcare company, and on January 27, 2026 informed Treeline, which were companies he believed to have promising businesses and capital raising needs, that Standard BioTools was looking for potential counterparties for a strategic business combination. In the context of this outreach, Mr. Casdin notified Thomas Carey, Chairman of the Board, that he had made these contacts and that Casdin Capital held a small ownership position in each of Company H and Treeline.
On January 29, 2026, the management teams of Standard BioTools and Company E met for management presentations, during which meeting they discussed a potential merger. Ultimately, Standard BioTools and Company E did not pursue a transaction due to a variety of factors, including the dilution impact to Company E of the potential merger as well as Standard BioTools’ management’s view of the complexity of Company E’s capital structure.
On January 30, 2026, Standard BioTools completed the SomaLogic Transaction, resulting in approximately $550 million in cash and cash equivalents on Standard BioTools’ balance sheet at closing.
On February 2, 2026, Mr. Mackay and the Chief Executive Officer of Company I, a privately held life sciences tools company, met by videoconference for an introductory call to discuss strategic interest of Standard BioTools in Company I.
On February 17, 2026, the Board held an in-person meeting, with representatives of Standard BioTools management in attendance, to discuss, among other things, (i) the challenges that Standard BioTools had faced to that point in identifying a life sciences tools growth asset to acquire that also had strategic linkages with its microfluidics and mass cytometry businesses (the “legacy businesses”), (ii) the potential to broaden Standard BioTools’ strategic alternatives review to cover transformative repositioning opportunities involving counterparties in other industries, such as bioprocessing, healthcare information technology, pharmaceutical software and AI and biotechnology, in light of the lack of success that Standard BioTools had seen in identifying suitable transaction candidates in the life sciences tools space despite its efforts over many months to do so, (iii) potential avenues for the divestitures of the legacy businesses and (iv) business overviews of multiple potential counterparties to strategic transactions involving Standard BioTools, including Company G as a potential entry point into the bioprocessing space. The Board also determined that it should have biweekly meetings going forward to support the momentum of Standard BioTools’ ongoing strategic alternatives review.

On February 19, 2026, Dr. Joshua Bilenker, MD, Chief Executive Officer of Treeline, other members of the Board of Directors of Treeline (the “Treeline Board”) and Spencer Smith, Chief Financial Officer of Treeline, met by videoconference to discuss a potential reverse merger opportunity with Standard BioTools. Mr. Smith presented an overview of Standard BioTools, including its cash balance following the closing of the SomaLogic Transaction, its market capitalization and its major stockholders. The members of the Treeline Board and Mr. Smith discussed several considerations with respect to a potential transaction, including (i) the valuation of Treeline at various valuation step-ups from the valuation of Treeline in its most recent equity financing and the resulting post-merger ownership for pre-merger Standard BioTools stockholders, (ii) a proposed disposal or spin-off of Standard BioTools’ legacy businesses and (iii) a preliminary path and timeline to a potential transaction.
On February 22, 2026, Dr. Bilenker reached out to Mr. Carey by email requesting an introductory call.
On February 25, 2026, Mr. Carey contacted a representative of Freshfields US LLP (“Freshfields”), outside legal counsel to Standard BioTools, to let him know of the outreach from Dr. Bilenker and to update Freshfields on Standard BioTools activities in its evaluation of strategic transaction alternatives. In that discussion, Mr. Carey informed the representative of Freshfields that Casdin Capital held a small ownership position in Treeline as well as in Company H. Following that conversation and on that day, the representative of Freshfields spoke by telephone with a representative of outside legal counsel to Casdin Capital and Mr. Casdin (together with Casdin Capital, “Casdin”), to discuss the fact that Casdin Capital held ownership positions in each of Treeline and Company H. The representative of Freshfields stated that he would be discussing with the Standard BioTools Board the appropriate procedural steps to implement as a result. The representative of Casdin’s outside counsel provided the representative of Freshfields the information he had with respect to Casdin Capital’s ownership positions in Treeline and Company H, noting that those positions were less than 5% and 2% of the total equity of those companies, respectively, as of that time. The representatives of Freshfields and Casdin’s outside counsel discussed the recommendation that the Board form a special committee comprised exclusively of directors independent from Casdin for the consideration of any potential strategic transaction with Treeline, Company H or any other counterparty in which Casdin Capital held an economic interest. The representative of Casdin’s outside counsel said that Casdin would support such a construct as being in the best interests of Standard BioTools’ stockholders.
Also on February 25, 2026, the Board held a meeting, with a representative of Freshfields in attendance, to discuss process protocols for Standard BioTools’ evaluation of potential strategic transactions in which the counterparties were entities in which Casdin Capital held an economic interest. Neither Mr. Casdin nor Shaun Rodriguez of Casdin Capital, in his capacity as a Board observer, was in attendance at the meeting. The representative of Freshfields reviewed with the Board the directors’ fiduciary duties generally, as well as in the context of potential strategic transactions in which the counterparties were entities in which Casdin Capital held an economic interest. The Board discussed the potential formation of a special committee, comprised solely of directors independent of Casdin, to explore, consider, evaluate, review, negotiate and approve or reject any potential transaction with such a counterparty in which Casdin Capital held an economic interest, to determine whether such a transaction is advisable, fair to and in the best interests of Standard BioTools and its stockholders and to recommend to the Board what action, if any, should be taken by Standard BioTools with respect to such a transaction. The Board discussed that such a special committee could consist of directors Fenel Eloi and Dr. Witney, each of whom had served on the SomaLogic Special Committee and had been deemed independent from Casdin and Illumina at that time. Mr. Eloi and Dr. Witney confirmed that they would be willing to serve in this capacity again, that it was still the case that they had no personal or professional relationships with Casdin that would undermine their independence and that they would decline any additional Board compensation for serving in those roles were a special committee to be reconstituted. The Board also affirmed that a special committee, if formed, would be empowered to retain its own independent financial advisor. The Board determined that Mr. Carey and Dr. Egholm should have an introductory call with Dr. Bilenker, and that the Board would then determine whether to form a special committee if a potential transaction with either of Treeline or Company H seemed worth pursuing.
On February 26, 2026, the Chief Executive Officer of Company H reached out to Mr. Carey by email to request an introductory meeting.
On March 2, 2026, Mr. Carey and Dr. Egholm met by videoconference with the Chief Executive Officer of Company H to discuss a potential strategic transaction between Standard BioTools and Company H. The Chief Executive Officer of Company H stated during that meeting that he would follow up with an indication of interest in respect of such a transaction.

On March 3, 2026, Mr. Mackay and the Chief Executive Officer of Company I met by videoconference to discuss a potential acquisition of Company I by Standard BioTools.
Also on March 3, 2026, the Chief Executive Officer of Company H sent Mr. Carey and Dr. Egholm a non-binding indication of interest for a potential strategic transaction (the “March 3 Company H Proposal”), providing for (i) a stock-for-stock reverse merger transaction with a specified equity value for Company H and an ascribed equity value for Standard BioTools based on a 5-day volume-weighted average price (VWAP) of its common stock, resulting in an implied ownership interest in the combined company of approximately 16% for pre-merger Standard BioTools stockholders, (ii) the delivery of a contingent value right (CVR) to pre-merger Standard BioTools stockholders representing the right to receive net proceeds from the monetization of the legacy businesses and contingent receivables, including any earnout payment from Illumina in respect of the SomaLogic Transaction, (iii) a combined company board comprising directors designated by each party in proportion to their equity ownership at closing, with a chairperson designated by Company H, and (iv) the combined company to be led by Company H’s existing management team. The March 3 Company H Proposal also included a request for 90 days of exclusivity to negotiate a potential transaction.
On March 4, 2026, the Board held a meeting, with representatives of Standard BioTools management and Freshfields and Mr. Rodriguez in attendance. Mr. Mackay updated the Board on Standard BioTools’ strategic alternatives review, including the potential divestitures of the legacy businesses and the status of discussions with Company G, Company H and Company I.
In executive session without the representatives of Standard BioTools management present, the Board then discussed several considerations with the representatives of Freshfields in connection with the March 3 Company H Proposal, including, among other things, that (i) Standard BioTools would need to undertake a diligence process on Company H, including a valuation analysis, in order to form a view on the merits of the March 3 Company H Proposal and (ii) the Special Committee should be formed if Standard BioTools’ exploration of the March 3 Company H Proposal were to go forward and in any event before Standard BioTools management expressed any view to Company H on the value aspects of the March 3 Company H Proposal.
In a further executive session without Mr. Casdin or Mr. Rodriguez present, the Board determined that it would retain a financial advisor to consider all reasonable strategic transactions and alternatives in order to maximize stockholder value. In addition, in light of Casdin Capital’s ownership stake in each of Treeline and Company H, the Board determined that it was appropriate for the Board to establish the Special Committee, comprised of Mr. Eloi and Dr. Witney, in the near term and to empower and authorize the Special Committee to, among other things, retain its own independent financial advisor. The representatives of Freshfields said that they would circulate a unanimous written consent to form the Special Committee, with the authority of the Special Committee to be consistent with what had been discussed previously with the Board.
Also on March 4, 2026, Messrs. Carey and Cox and Dr. Egholm met by videoconference with Dr. Bilenker and Mr. Smith, regarding the business of Treeline. During that call, Dr. Bilenker proposed a reverse merger between Standard BioTools and Treeline, with Standard BioTools to be valued at its net cash and its legacy businesses to be divested in connection with the potential transaction.
On March 5, 2026, Dr. Egholm spoke by telephone with the Chief Executive Officer of Company H to state that the Board and Standard BioTools management were continuing to review the March 3 Company H Proposal and that Standard BioTools would be interested in further engagement with Company H. Dr. Egholm did not express a view on the substance of the March 3 Company H Proposal, including any of the value aspects of the proposal.
Also on March 5, 2026 and on numerous occasions thereafter, Dr. Bilenker and Mr. Smith met by videoconference with members of the Treeline Board to provide updates and discuss the potential transaction with Standard BioTools and to obtain feedback from the Treeline Board members on the potential transaction and on transaction terms and process.
On March 6, 2026, representatives of Freshfields met via videoconference with Mr. Eloi and Dr. Witney to confirm again their independence with respect to each of Company H, Treeline and Casdin and their disinterestedness with respect to the potential transactions with each of Company H and Treeline. During this discussion, Mr. Eloi and Dr. Witney confirmed that they had no financial, professional, social or other relationships that would impair their independence or disinterestedness as a member of the Special Committee. Mr. Eloi and Dr. Witney also began discussions with each other and with the representatives of Freshfields regarding which financial advisor to retain on behalf of the Special Committee once it was formally constituted, including that the Special Committee when it had been constituted in connection with the SomaLogic Transaction had evaluated a number of financial advisors and had ultimately selected UBS Securities LLC (“UBS”) for that transaction and had been pleased with UBS’s work on that mandate. The representatives of Freshfields also discussed the Special Committee retaining legal counsel, and Mr. Eloi and Dr. Witney expressed a preference for Freshfields to also represent the Special Committee, as had been the case during the SomaLogic Transaction. The representatives of Freshfields stated that they believed they could do so, as Freshfields continued to have no prior relationship with Casdin, and since the Special Committee was formed to address the potential conflict with Casdin, which was not a controlling shareholder.
Also in that meeting, Mr. Eloi and Dr. Witney discussed with the representatives of Freshfields the process to be followed by the Special Committee in its anticipated evaluation of potential transactions within its purview, including the process for interviewing and selecting an independent financial advisor for the Special Committee. The prospective members of the Special Committee expressed their view to the representatives of Freshfields that, because a reverse merger transaction with either Treeline or Company H would represent a transformative and strategic pivot from the life sciences tools industry to another industry and because Standard BioTools would be considering potential transactions with Treeline or Company H at the same time Standard BioTools was conducting a broad review of strategic alternatives, many of which would not fall within the purview of the Special Committee, it was important to them that the process be structured such that the full Board, including Mr. Casdin at certain times, had the opportunity to meet regularly and deliberate the merits of the various potential transactions under consideration, and which would also allow the Special Committee to take into account as it saw fit the perspectives of the other members of the Board. The prospective members of the Special Committee also noted that a number of members of the Board had more experience in the biotechnology space, and so it would be important to benefit from that experience in evaluating potential transactions in that industry. The prospective members of the Special Committee were also of the view that Centerview, were it to be formally retained as Standard BioTools’ financial advisor in connection with the potential transactions, should continue to manage the interactions with and due diligence review of the potential counterparties for efficiency purposes and to avoid having multiple financial advisors managing different interactions across multiple parties, some of which may not be within the purview of the Special Committee. They also discussed that the Special Committee and its independent financial advisor could leverage Standard BioTools management’s due diligence efforts given that management was best placed to undertake such an exercise. In making these determinations, the prospective members of the Special Committee noted that the Special Committee would have full authority to approve or reject any transaction in which the counterparty was an entity in which Casdin Capital held an economic interest, and that they would exercise that authority and their ability to oversee the transaction process in the manner they saw fit based upon how those potential transactions developed. The prospective Special Committee members also discussed the key areas of due diligence that they would want to see with respect to each of Company H and Treeline, were either transaction to be pursued. The representatives of Freshfields shared those diligence focus area requests with Standard BioTools management as they formulated their diligence plan.
On March 9, 2026, Standard BioTools and Company H executed a mutual confidentiality agreement, which contained customary standstill provisions in favor of Standard BioTools, which standstill provisions provided for an automatic fall-away upon a transaction of the type contemplated by the Merger Agreement.
Also on March 9, 2026, Dr. Egholm and the Chief Executive Officer of Company G met by videoconference to discuss a potential strategic transaction between Standard BioTools and Company G. Dr. Egholm informed the Chief Executive Officer of Company G that Standard BioTools was conducting preliminary diligence on Company G based on publicly available information. The Chief Executive Officer of Company G told Dr. Egholm that he would inform the Board of Directors of Company G of this development. The Chief Executive Officer of Company G never contacted Dr. Egholm after that call, and Company G never executed a confidentiality agreement with Standard BioTools. Standard BioTools management determined not to follow up with Company G due to management’s determination that Company G lacked strategic fit, as it was a smaller scale company and Standard BioTools was pursuing a larger, more transformational acquisition strategy.
On March 11, 2026, Dr. Egholm, Dr. Bilenker and Mr. Smith met for dinner to discuss a potential reverse merger between Standard BioTools and Treeline. At the dinner, the representatives of Treeline expressed their view that Standard BioTools should be valued at its balance sheet cash as of closing of such a transaction and should divest its legacy businesses in connection with any such transaction.

On March 12, 2026, representatives of Company H delivered a management presentation by videoconference to Dr. Egholm and Messrs. Kim and Mackay.
On March 13, 2026, Mr. Mackay met by videoconference with the Chief Executive Officer of Company I and representatives of the largest stockholder of Company I for a follow-up call to discuss a potential acquisition of Company I by Standard BioTools.
On March 17, 2026, Mr. Smith spoke with a representative of Centerview about a potential transaction between Treeline and Standard BioTools, including the treatment of Standard BioTools’ legacy businesses and anticipated future payments from Illumina. Later that day, Dr. Bilenker sent a letter to Messrs. Carey and Cox and Dr. Egholm expressing the view that Standard BioTools should be valued at its balance sheet cash at closing of such a transaction. The letter also stated that disposal of the legacy businesses (including potential future milestone and royalty payments) in connection with a reverse merger with Treeline would simplify the valuation of Standard BioTools and permit Treeline management to focus on its core business and that Treeline was not intending to operate the legacy businesses.
On March 18, 2026, the Transaction Committee held a meeting, with all of the members of the Board, representatives of Standard BioTools management and Freshfields and Mr. Rodriguez in attendance. The directors discussed with the representatives of Freshfields the status of the potential divestitures of the legacy businesses, the status of the preliminary discussions with each of Company G, Company H, Company I and Treeline and the need to engage a financial advisor for the strategic alternatives review underway by Standard BioTools. The Board, all members of which were present at the meeting, discussed the engagement of Centerview as Standard BioTools’ financial advisor in connection with its review of potential strategic alternatives, including Centerview’s expertise and reputation in advising healthcare and healthcare technology companies in strategic transactions and Centerview’s historical representation of and familiarity with Standard BioTools, including the assistance that had been provided to date by Centerview, and instructed the representatives of Standard BioTools management to discuss terms of engagement with representatives of Centerview. Representatives of Freshfields again reviewed with the Board the directors’ fiduciary duties generally, as well as in the context of a potential strategic transaction with a counterparty in which Casdin Capital held an economic interest, and the pending formation of the Special Committee.
The unanimous written consent forming the Special Committee, comprised of Mr. Eloi and Dr. Witney, became effective on March 20, 2026, as that was the date of the last signature of the members of the Board executing the unanimous written consent, which written consent authorized and empowered the Special Committee to, among other things, (i) explore, consider, evaluate, review, negotiate and approve or reject any potential transaction in which the counterparty was an entity in which Casdin Capital held an economic interest (any such transaction, a “Committee Transaction”) and, if Board approval of any Committee Transaction is required under the Delaware General Corporation Law (the “DGCL”), recommend to the Board for approval or rejection such Committee Transaction, (ii) determine whether any Committee Transaction is advisable, fair to and in the best interests of Standard BioTools and its stockholders and (iii) direct, oversee and receive advice and cooperation from any officers, employees, advisors, consultants and agents of Standard BioTools and to retain, at Standard BioTools’ expense, legal counsel, financial advisors and any additional third parties or advisors that the Special Committee may deem necessary, useful or advisable to assist the Special Committee in performing its duties and responsibilities. The unanimous written consent also provided that the Board would not authorize and approve any Committee Transaction and, if Standard BioTools stockholder approval or adoption of any Committee Transaction is required under the DGCL, would not recommend such Committee Transaction to Standard BioTools stockholders, in each case unless such Committee Transaction has first been approved or recommended for approval by the Special Committee.
On March 23, 2026, Mr. Mackay and another representative of Standard BioTools met by videoconference with the Chief Executive Officer of Company I and representatives of the largest stockholder of Company I for a follow-up call to discuss a potential acquisition of Company I by Standard BioTools.
On March 24, 2026, Standard BioTools and Company I executed a mutual confidentiality agreement, which contained customary standstill provisions in favor of Standard BioTools, which standstill provisions provided for an automatic fall-away upon a transaction of the type contemplated by the Merger Agreement.

Beginning on March 25, 2026, the representatives of UBS, as prospective independent financial advisor to the Special Committee, were onboarded and began their review of the potential transactions within the purview of the Special Committee, including discussions with Standard BioTools management and the representatives of Centerview and Freshfields.
Also on March 25, 2026, a representative of Centerview had a telephone conversation with the Chief Executive Officer of Company J, a publicly traded biotechnology company, in which he expressed interest in a potential reverse merger with Standard BioTools. The Chief Executive Officer of Company J expressed hesitation as to whether Company J needed the amount of cash that Standard BioTools would bring to the combined company and whether Company J would be willing to take on the resulting amount of dilution. The Chief Executive Officer of Company J never contacted the representative of Centerview after that telephone call, and Company J never executed a confidentiality agreement with Standard BioTools.
Also on March 25, 2026, the Treeline Board held a meeting, with representatives of Treeline management and Fenwick & West LLP (“Fenwick”), outside legal counsel to Treeline, in attendance. Mr. Casdin had the right to attend meetings of the Treeline Board as an observer, but did not join this meeting, the February 19, 2026 or March 5, 2026 discussions among Treeline Board members or any subsequent meetings of the Treeline Board. At this meeting, the Treeline Board reviewed the discussions that had occurred with representatives of Standard BioTools and Centerview, and discussed perspectives on a potential reverse merger transaction with Standard BioTools (as well as other potential strategies for raising capital to finance Treeline’s clinical trials and product development activities, including a possible initial public offering or a private equity financing of Treeline). The Treeline Board then discussed the terms and structure for a potential reverse merger transaction with Standard BioTools, the potential benefits and risks of such a transaction, and the valuation to be assigned to Treeline in any such transaction. Following this discussion, the Treeline Board authorized Treeline’s senior management to deliver a written proposal to Standard BioTools for a reverse merger transaction.
On March 26, 2026, Standard BioTools and Treeline executed a mutual confidentiality agreement, which contained customary standstill provisions in favor of Standard BioTools, which standstill provisions provided for an automatic fall-away upon a transaction of the type contemplated by the Merger Agreement.
On March 27, 2026, Mr. Smith sent Dr. Egholm a non-binding indication of interest and term sheet for a potential strategic transaction (the “March 27 Treeline Proposal”), a copy of which had been previously provided to the Treeline Board. The March 27 Treeline Proposal provided for (i) a stock-for-stock reverse merger ascribing an equity value of $2.5 to $3 billion to Treeline and an equity value of $585 million to Standard BioTools (assuming closing net cash of $575 million), as well as a potential private financing, (ii) a CVR to pre-merger Standard BioTools stockholders for proceeds from post-closing third-party milestone payments and royalties, net of legacy business wind-down costs, (iii) Standard BioTools to endeavor to sell its legacy businesses prior to closing, with any wind-down costs remaining at closing deducted from its net cash balance for purposes of the exchange ratio, (iv) a combined company board selected by Treeline with one or two Standard BioTools designees and (v) the combined company to be led by Treeline’s existing management team. The March 27 Treeline Proposal also included a request for 30 days of exclusivity to negotiate a potential transaction.
On March 31, 2026, representatives of Company K, a privately held biotechnology company, delivered a management presentation by videoconference to representatives of Standard BioTools management.
Also on March 31, 2026, Standard BioTools and Company K executed a mutual confidentiality agreement, which contained customary standstill provisions in favor of Standard BioTools, which standstill provisions provided for an automatic fall-away upon a transaction of the type contemplated by the Merger Agreement.
On April 1, 2026, the Transaction Committee held a meeting, with all of the members of the Board, representatives of Standard BioTools management, Centerview and Freshfields and Mr. Rodriguez in attendance, to discuss the status of the potential transactions with each of Company H, Company I and Treeline. The representatives of Centerview provided the directors with business overviews of each of those three potential counterparties, but did not present any fundamental valuation work at the meeting, and noted that preliminary discussions were underway with Company K. The directors discussed several considerations in connection with the March 3 Company H Proposal and the March 27 Treeline Proposal, principally that due diligence reviews would need to be conducted in order to form a view on the valuations ascribed to each of Company H and Treeline and whether a transaction with either party would be something the Board would support from a strategic standpoint. The directors also noted that the March 27 Treeline Proposal gave Standard BioTools credit for its full cash balance while the March 3 Company H Proposal valued Standard BioTools at its stock price, which was trading at a discount to its cash balance. The representatives of Centerview also reviewed for the directors the preliminary discussions that had taken place between Standard BioTools management and representatives of Company I, including Standard BioTools management’s view that the valuation proposed by representatives of Company I appeared difficult to support based on the diligence information made available by Company I to date. The representatives of Centerview also noted that Company I’s expectations with respect to value and mix of cash and stock proceeds would result in Standard BioTools utilizing $400 million of its cash balance to pay a portion of the cash purchase price, and the remainder would be paid through the issuance of stock worth $200 million that would result in Company I’s shareholders holding a majority of the outstanding shares of the combined company. The representatives of Centerview noted that Standard BioTools’ review of and outreach to potential counterparties for a number of different types of transactions had been wide-ranging and conducted over a significant period of time and that, with respect to reverse merger candidates, the universe of attractive counterparties that would be willing and able to support the dilution that would be caused by Standard BioTools’ substantial cash balance in a business combination was relatively limited.
On April 2, 2026, Standard BioTools and Company L, a privately held diagnostics company and potential acquisition target, executed a mutual confidentiality agreement, which contained customary standstill provisions in favor of Standard BioTools, which standstill provisions provided for an automatic fall-away upon a transaction of the type contemplated by the Merger Agreement.
On April 2, 2026, Dr. Egholm spoke by telephone with a representative of the largest stockholder of Company I to discuss a potential acquisition of Company I by Standard BioTools.
On April 3, 2026, the Special Committee held a meeting, with representatives of UBS and Freshfields in attendance, to review engaging UBS as the Special Committee’s independent financial advisor and Freshfields as its legal advisor, in each case in connection with the Special Committee’s consideration of any Committee Transaction, topics which had been previously discussed by the members of the Special Committee in the period leading up to the Special Committee being formally established. Representatives of UBS made a presentation to the Special Committee regarding UBS’ capabilities in the various industries being evaluated by Standard BioTools for potential transactions. The Special Committee again reviewed UBS’s experience in acting as financial advisor to the Special Committee in the SomaLogic Transaction, UBS’s familiarity with Standard BioTools, UBS’s ability to cover the industries of both Company H and Treeline, the fact that the Special Committee had interviewed and considered various other investment banks in connection with the SomaLogic Transaction, each of which had not been selected for various reasons, and UBS’s independence with respect to any Committee Transaction based upon preliminary relationship disclosure made by UBS to the Special Committee at the meeting with respect to Company H, Treeline and Casdin. The Special Committee also reviewed Freshfields’ representation of Standard BioTools and the Special Committee in the SomaLogic Transaction and Freshfields’ independence with respect to any Committee Transaction based upon preliminary relationship disclosure made by Freshfields to the Special Committee at the meeting with respect to Company H, Treeline and Casdin. After discussion, the Special Committee concluded that none of the information provided in the relationship disclosure provided orally by the representatives of UBS or Freshfields to the Special Committee at the meeting raised any concerns regarding either UBS’s or Freshfields’ independence or ability to advise the Special Committee. The Special Committee confirmed and approved the selection of UBS as its financial advisor and Freshfields as its legal advisor, subject to receipt from each of them of a complete written relationship disclosure and the Special Committee’s review of that information. The Special Committee also reviewed again the independence of the members of the Special Committee, and concluded that neither Mr. Eloi nor Dr. Witney had any financial, professional, social or other relationships with Company H, Treeline or Casdin or any potential conflicting interest in any Committee Transaction that would impair their independence or disinterestedness as members of the Special Committee. Representatives of Freshfields then led the Special Committee through a discussion of its fiduciary duties.
Also on April 3, 2026, Company K sent Dr. Egholm and a representative of Centerview a non-binding proposal for a stock-for-stock merger in which Standard BioTools would issue 19.9% of its outstanding shares to Company K stockholders, and Company K stockholders would also receive a CVR entitling them to up to $150 million based on the achievement of specified milestones, payable in cash or Standard BioTools stock priced when the applicable milestone is achieved.

On April 7, 2026, Mr. Carey, Dr. Egholm, Mr. Mackay and Christopher Leidel, Vice President of Business Development at Standard BioTools, and representatives of Centerview met in person with the Treeline management team for an in-depth presentation by Treeline management on Treeline’s multiple pipeline opportunities and Treeline’s available clinical and pre-clinical data.
Later on April 7, 2026, Dr. Egholm, Mr. Mackay and another representative of Standard BioTools met for dinner with representatives of Company K to discuss a potential strategic transaction between Standard BioTools and Company K. After consideration, Standard BioTools management determined that while the business of Company K was compelling, it was very early stage, and the proposal from Company K did not represent the type of transformative transaction for which Standard BioTools was looking, and informed representatives of Company K of the same.
On April 9, 2026, representatives of Treeline provided Treeline management’s financial projections to Standard BioTools, and the parties held a series of follow-up diligence calls throughout that week, including a call on April 10, 2026, with representatives of Centerview in attendance, to review Treeline management’s financial projections.
Also on April 9, 2026, Dr. Bilenker and Mr. Carey spoke by telephone to discuss the potential transaction.
Also on April 9, 2026, representatives of Company H and Standard BioTools management met by videoconference for a financial diligence call, but no detailed financial projections were provided by Company H at that time.
On April 13, 2026, the Transaction Committee held a meeting, with all of the members of the Board, representatives of Standard BioTools management, Centerview, UBS and Freshfields and Mr. Rodriguez in attendance. The directors discussed the ongoing strategic alternatives review with the members of Standard BioTools management and the advisors, including that (i) Standard BioTools management and advisors had engaged in substantive discussions with a significant number of potential strategic counterparties, and preliminary discussions with many more, across the life sciences tools, healthcare information technology and biotechnology industries, ultimately identifying Company H, Company I and Treeline as attractive potential counterparties, (ii) only a small number of biotechnology companies could absorb the dilution a reverse merger with Standard BioTools would entail given its substantial cash balance, making Treeline uniquely positioned, and (iii) Treeline’s pipeline of multiple drug candidates in development across different modalities made it a more compelling biotechnology transaction partner than a single-molecule company. The representatives of Centerview then presented to the directors preliminary perspectives on valuation for each of Company H, Company I and Treeline based on the information received to date, and indicated that they would present their preliminary financial analyses at an upcoming meeting.
On April 14, 2026, representatives of Treeline and representatives of Standard BioTools management and Centerview met by videoconference for a follow-up call to review Treeline management’s financial projections.
Also on April 14, 2026, Dr. Egholm and Mr. Mackay met with representatives of a key investor in Company M, a publicly traded life sciences tools company, regarding a potential merger of Standard BioTools and Company M.
On April 15, 2026, Mr. Mackay, another representative of Standard BioTools and representatives of Centerview met by videoconference with the Chief Executive Officer of Company I for a due diligence session covering Company I.
On April 16, 2026, the Special Committee held a meeting, with representatives of Freshfields in attendance. The Special Committee discussed with the representatives of Freshfields, among other things, (i) the fee arrangement proposed by UBS in connection with its engagement as financial advisor to the Special Committee, (ii) the scope of work being undertaken by UBS to assist the Special Committee in evaluating any Committee Transaction, (iii) that the Special Committee would look to UBS to provide financial analyses of the potential transactions with each of Company H and Treeline, Standard BioTools’ status quo operating plan and a liquidation or wind-down of Standard BioTools, which the Special Committee viewed as realistic potential alternatives to a reverse merger in light of the lack of attractive acquisition targets identified in Standard BioTools’ strategic alternatives review to date, and (iv) the importance of conducting scientific and commercial due diligence on Treeline, for which Standard BioTools management was in the process of engaging a third-party advisor to assist in that effort.

Also on April 16, 2026, representatives of Company L delivered a management presentation by videoconference to representatives of Standard BioTools management. After consideration, Standard BioTools management determined that a transaction with Company L would not represent the type of transformative transaction for which Standard BioTools was looking.
Also on April 16, 2026, Dr. Egholm met with representatives of another key investor in Company M regarding a potential merger of Standard BioTools and Company M.
On April 17, 2026, a representative of Company M contacted Dr. Egholm to state that Company M was not interested in further discussions with Standard BioTools regarding a potential merger, and Company M never executed a confidentiality agreement with Standard BioTools.
Also on April 17, 2026, representatives of Standard BioTools management and Centerview met with representatives of Company H to discuss Company H’s long-range estimates and forward assumptions.
Also on April 17, 2026, the Board held a meeting, with representatives of Standard BioTools management, Centerview, UBS and Freshfields and Mr. Rodriguez in attendance, to discuss an illustrative counterproposal to the March 27 Treeline Proposal. Representatives of Centerview presented Standard BioTools management’s preliminary financial projections for Treeline, which reflected risk adjustments made by Standard BioTools management to Treeline management’s financial projections (the “April 17 Treeline Projections”), as well as the key underlying assumptions for such projections. The representatives of Centerview then presented preliminary financial information and analyses of Treeline on a standalone basis, utilizing the April 17 Treeline Projections.
The Board discussed the terms of an illustrative counterproposal to the March 27 Treeline Proposal providing for (i) a Treeline equity value of $2.35 to $2.5 billion, compared to $2.5 to $3 billion in the March 27 Treeline Proposal, (ii) an adjustment to Treeline’s valuation for deviation from an agreed cash target at closing and (iii) two members of the combined company board to be designated by Standard BioTools (rather than one or two). A representative of Standard BioTools’ management noted that Standard BioTools’ cash balance at the closing of a transaction with Treeline would likely be approximately $500 million given the cost of ongoing operations and certain known liabilities as well as estimated transaction expenses and that this updated cash estimate should be communicated to Treeline along with the potential counterproposal. The Board noted that a transaction with Treeline would require a vote of Standard BioTools stockholders and that Treeline would likely require voting agreements from significant Standard BioTools stockholders. Mr. Eloi stated that the Special Committee had not yet formed a view on the illustrative counterproposal to Treeline. A representative of Freshfields stated that the Special Committee would be meeting when UBS was sufficiently advanced in its review of the March 27 Treeline Proposal and that the Special Committee would then make a determination as to what counterproposal, if any, to make to Treeline.
Also at the meeting, in executive session without the financial advisors present, members of Standard BioTools management reviewed with the Board the proposed economic terms for the engagement of Centerview as Standard BioTools’ financial advisor, and the Board authorized Standard BioTools management to negotiate an engagement letter with Centerview on the basis of the economic terms discussed at the meeting.
By separate communications with representatives of Freshfields on April 17, 2026, the members of the Special Committee discussed and approved economic terms for the engagement of UBS as financial advisor to the Special Committee and instructed the representatives of Freshfields to negotiate an engagement letter with UBS on that basis.
On April 19, 2026, a representative of Treeline called a representative of Centerview to inquire as to the status of Standard BioTools’ review of the March 27 Treeline Proposal and when Treeline could expect a response.
On April 21, 2026, the Board held a meeting, with representatives of Standard BioTools management, Centerview, UBS and Freshfields and Mr. Rodriguez in attendance. The Board discussed several considerations with respect to the legacy businesses with the advisors, including the (i) potential divestitures of the legacy businesses, (ii) various structural options for the dispositions of those businesses in connection with a potential strategic transaction and (iii) the corresponding impact of those options on Standard BioTools’ cash balance.
Also at the meeting, representatives of Centerview presented Standard BioTools management’s preliminary financial projections for each of Company H and Company I, as well as the key underlying assumptions for such projections, and Centerview’s preliminary financial analysis of each of Company H and Company I. The Board discussed with the representatives of Centerview the wide valuation gap for Company H between Centerview’s preliminary financial analysis and the March 3 Company H Proposal. The Board expressed the view that the representatives of Centerview should respond to Company H expressing a willingness to continue work, but highlighting the valuation gap and noting that Standard BioTools should be valued based on its cash balance rather than its current share price, as it was in the March 3 Company H Proposal. The members of the Special Committee stated that they would be meeting with the representatives of UBS and Freshfields later that evening to discuss and determine a course of action with respect to the March 3 Company H Proposal.
Regarding Company I, the Board discussed that Company I’s financial progress, growth profile and business prospects indicated it was not the right time for Company I to serve as the anchor asset of a publicly traded company. The Board determined that the representatives of Standard BioTools management or the representatives of Centerview should inform Company I that Standard BioTools was not interested in pursuing a transaction at this time on the basis of the framework and structure discussed, and Mr. Mackay did so shortly after the meeting.
The representatives of Centerview then reviewed with the Board an updated illustrative counterproposal to Treeline, providing for a Treeline equity value of $2.25 to $2.5 billion and a $500 million net cash target for Standard BioTools. The Board expressed the view that the representatives of Centerview could deliver the potential counterproposal and indicate willingness to grant Treeline’s request for 30 days of exclusivity, provided that the parties reached alignment on the key economic terms. The members of the Special Committee again noted that they would be meeting with representatives of UBS and Freshfields later that evening to discuss and determine a course of action with respect to Treeline.
The Board then held an executive session without Mr. Casdin, Mr. Rodriguez or the representatives of Standard BioTools management, Centerview or UBS in attendance, so that the Board could discuss the topics covered at the meeting without Mr. Casdin or Mr. Rodriguez present.
Later on April 21, 2026, the Special Committee held a meeting, with representatives of UBS and Freshfields in attendance, to discuss how to respond to Treeline, including the substance of the illustrative counterproposal to Treeline discussed at the meetings of the Board earlier that evening and on April 17. The Special Committee discussed its views of the key distinguishing factors making Treeline an attractive counterparty for a reverse merger with Standard BioTools, including (i) its impressive management team, including Dr. Bilenker, who had already founded and had a successful exit from a company called Loxo Oncology, which had been purchased by Eli Lilly for $8 billion, (ii) the fact that Treeline’s investor base was comprised of top tier biotech investors with discerning investment criteria and (iii) Treeline’s four separate product candidates, which gave Treeline multiple opportunities for a successful launch and would derisk Standard BioTools’ investment in Treeline as compared to a biotech company that only focused on a single lead molecule.
Representatives of UBS reviewed UBS’s preliminary financial analysis of Treeline, based on the April 17 Treeline Projections. Representatives of UBS reviewed the potential counterproposal to Treeline that had been discussed at the Board meeting held earlier that evening, and stated such potential counterproposal reflected input from the representatives of UBS that had been provided to the representatives of Centerview prior to that Board meeting. The potential counterproposal provided (i) a Treeline equity value of $2.25 to $2.5 billion (representing a decrease in the lower end of the valuation range from the potential counterproposal presented at the April 17, 2026 meeting of the Board), (ii) that Treeline’s valuation be adjusted for its cash balance at closing, (iii) that one or two Standard BioTools directors be retained on the combined company board and (iv) that the requested 30-day exclusivity period would be granted if the parties reached alignment on economic terms. The Special Committee discussed the potential counterproposal with its advisors, and discussed whether there were any further modifications that should be made to the potential counterproposal, but determined that was not necessary, in particular because the potential counterproposal already reflected UBS’s prior input (including with respect to the reduction in the lower end of the Treeline equity valuation range from $2.35 billion to $2.25 billion, improvements to the net cash calculation for Standard BioTools and ways to obtain assurances regarding Treeline’s uses of cash prior to closing of a transaction). After this discussion, the Special Committee supported the counterproposal and instructed the representatives of Freshfields to authorize the representatives of Centerview to deliver the counterproposal on that basis, but with flexibility to drop the proposal to adjust Treeline’s valuation for its cash balance at closing if necessary, given that Treeline’s business depended on its ability to spend cash as needed, including to fund clinical trials. The Special Committee also discussed and approved the proposed response to Company H discussed at the Board meeting earlier that evening, noting that the value gap between the parties seemed insurmountable and that, in any event, Company H did not seem like an ideal counterparty for a reverse merger. After the meeting, representatives of Freshfields informed representatives of Centerview and Standard BioTools management of the Special Committee’s determinations.
On April 22, 2026, a representative of Centerview called Dr. Bilenker and Mr. Smith to preview the counterproposal to Treeline, and later that day, the representatives of Freshfields sent a revised draft of the term sheet to the representatives of Fenwick that reflected the changes discussed with the Board and the Special Committee, as well as certain modifications in the term sheet to the definition of net cash that would impact Standard BioTools’ valuation.
On April 23, 2026, Treeline’s management, members of the Treeline Board and representatives of Fenwick met by videoconference to discuss Standard BioTools’ response to the March 27 Treeline Proposal. During the meeting, Mr. Smith reviewed Standard BioTools’ counterproposal, including Standard BioTools’ proposed Treeline valuation range of $2.25 to $2.5 billion, Standard BioTools’ revised net cash estimate of $500 million and an updated path and timeline to signing and closing of the potential transaction.
Also on April 23, 2026, Mr. Smith called a representative of Centerview to ask whether Standard BioTools management had informed Viking Global Investors (“Viking”), Standard BioTools’ second largest stockholder after Casdin Capital, about the potential strategic transaction with Treeline, indicating that Treeline would require voting agreements from both Casdin and Viking in support of the potential transaction.
Also on April 23, 2026, the representatives of Centerview communicated the message to Company H’s financial advisor regarding the valuation gap between the parties, and the representatives of Company H’s financial advisor stated that they would discuss with their client and revert.
On April 24, 2026, a representative of Fenwick called a representative of Freshfields to discuss certain open points in the revised term sheet.
On April 26, 2026, a representative of Treeline called a representative of Centerview to preview that a revised draft of the term sheet would be forthcoming and stated that Treeline would not be willing to transact with Standard BioTools at a valuation for Treeline of less than $2.5 billion and that Treeline would like to defer discussion of a potential private financing. The following day, Mr. Smith sent the revised term sheet to a representative of Centerview (the “April 27 Treeline Proposal”), providing for, among other things, (i) no adjustment to Treeline’s valuation for its cash balance at closing, (ii) an equity value for Treeline of $2.5 billion and (iii) revisions to the definition of net cash that would impact Standard BioTools’ valuation.
Also on April 27, 2026, a representative of Company H’s financial advisor called a representative of Centerview and expressed disappointment on the valuation gap between the parties. The representative of Company H’s financial advisor offered to have a call with Standard BioTools management that week for a more detailed discussion on Company H management’s forecasts. The representative of Centerview stated that he would report this to Standard BioTools.
On April 28, 2026, representatives of Freshfields spoke by phone with internal and external counsel to Casdin regarding Standard BioTools’ expectation that Casdin would be required to provide a voting agreement in support of the potential strategic transaction with Treeline. Counsel to Casdin stated that they had concerns with Casdin’s signing a voting agreement to support a transaction where Mr. Casdin was a member of the Board and Casdin Capital was a stockholder of Standard BioTools and also a stockholder of Treeline, but that they would evaluate this request if and when it came formally from Treeline.
Also on April 28, 2026, the Board held an in-person meeting, with representatives of Standard BioTools management, Centerview, UBS and Freshfields in attendance, to discuss, among other things, the April 27 Treeline Proposal, in which the only substantive issue remaining was the $2.5 billion equity value ascribed to Treeline, as compared to Standard BioTools’ proposed range of $2.25 to $2.5 billion. Mr. Rodriguez was not in attendance at the meeting. The Board discussed several considerations with the representatives of Centerview and Freshfields, including, among other things, (i) that an expert consultant had been engaged to conduct scientific and commercial due diligence on Treeline, (ii) Treeline’s desire to defer discussion of a potential private financing and (iii) that the $2.5 billion valuation was supported by Centerview’s preliminary financial analysis, IPO valuation step-ups for select comparable biotechnology companies (relative to their last round of private financing) and Treeline’s most recent private financing valuation, and the fact that Treeline had indicated it would not transact at any lower valuation.

Mr. Casdin then left the meeting so that the Board could deliberate without him present. The remaining members of the Board discussed, among other things, the key factors making Treeline an attractive counterparty for a reverse merger and their view that an adjustment to Treeline’s valuation for its cash balance was neither necessary nor beneficial. The Board expressed the view that any determination as to the $2.5 billion valuation would need to be made by the Special Committee, but that the Board was supportive of accepting the $2.5 billion valuation and entering into 30 days of exclusivity with Treeline. The Board also expressed the view that the substantial valuation gap with Company H seemed insurmountable and that Standard BioTools should decline an additional meeting with Company H, subject to any differing views of the Special Committee.
Later on April 28, 2026, the Special Committee held an in-person meeting, with representatives of UBS and Freshfields in attendance, to discuss the response to the April 27 Treeline Proposal discussed at the Board meeting earlier that afternoon. Following discussion among the members of the Special Committee and representatives of UBS and Freshfields, the Special Committee determined (i) to accept the $2.5 billion valuation for Treeline, (ii) to accept the absence of an adjustment to Treeline’s valuation for its cash balance at closing, provided that Treeline would be subject to appropriate interim operating restrictions on the use of its cash, (iii) to make certain modifications in the term sheet to the definition of net cash that would impact Standard BioTools’ valuation in a manner favorable to Standard BioTools stockholders, (iv) to enter into 30 days of exclusivity with Treeline and (v) to decline an additional meeting with Company H.
Later on April 28, 2026, a representative of Centerview spoke with Dr. Bilenker and Mr. Smith by telephone to preview that a revised draft of the term sheet was forthcoming and to discuss next steps in the parties’ mutual due diligence review.
On April 29, 2026, the representatives of Freshfields sent a revised draft of the term sheet to Fenwick that reflected the changes that had been discussed with the Special Committee, and the representatives of Centerview reached out to the representatives of the financial advisor to Company H to decline an additional meeting. Later on April 29, 2026, Standard BioTools and Treeline executed the non-binding term sheet, including a binding obligation on each party not to negotiate an acquisition for the majority of such party’s capital stock with any other parties for 30 days. The exclusivity obligation in the term sheet did not prevent Standard BioTools from entering into disposition agreements in respect of the legacy businesses during the exclusivity period.
In April 2026, the $25 million earnout payment from the SomaLogic Transaction in respect of fiscal year 2025 was paid in full to Standard BioTools by Illumina.
On May 4, 2026, Fenwick sent an initial draft of the Merger Agreement to Freshfields. The initial draft of the Merger Agreement, among other things, (i) stated that voting agreements would be required of significant Standard BioTools stockholders, as well as its directors and officers, (ii) included a “force the vote” provision requiring Standard BioTools to put the potential transaction to a vote of its stockholders even in the event of a change in recommendation by the Special Committee (or the Board acting at the recommendation of the Special Committee) (an “Adverse Recommendation Change”), (iii) contemplated that significant Treeline stockholders would provide voting agreements but that Treeline stockholder approval would not be obtained until after effectiveness of the Standard BioTools registration statement and (iv) provided that post-closing proceeds from any sale of the legacy businesses would be delivered to pre-merger Standard BioTools stockholders by way of a CVR. The draft Merger Agreement did not provide for a concurrent private financing, as Treeline management believed that the combined company would be adequately capitalized in view of the anticipated cash balances of Treeline and Standard BioTools at closing.
During the week of May 4, 2026, each of Treeline and Standard BioTools granted the other party access to a virtual data room so that each party could commence its due diligence review.
On May 5, 2026, representatives of Centerview delivered to the Board a customary relationship disclosure letter with respect to Company H, Company I, Treeline and Casdin, which letter disclosed Centerview’s existing relationships with Casdin arising by virtue of financial advisory services provided by Centerview to companies in which Casdin Capital was a significant minority stockholder, as more fully described below under the caption “The Merger – Opinion of Standard BioTools’ Financial Advisor”, the substance of which had been previously disclosed to the Board and known during the pendency of the evaluation of the potential transaction with Treeline and Company H. The fact that Centerview had relationships with Casdin had also been previously disclosed to the Board and known since the outset of the process leading to the SomaLogic Transaction. The letter did not disclose any financial advisory engagements with any of Company H, Company I or Treeline in the past two years or the receipt of any investment banking, financial advisory or financing fees from Company H, Company I or Treeline in the past two years.
Also on May 5, 2026, representatives of UBS delivered to the Special Committee a customary relationship disclosure letter with respect to Company H, Treeline and Casdin.
Also on May 5, 2026, representatives of Freshfields delivered to the Special Committee a customary relationship disclosure letter with respect to Company H, Treeline and Casdin, which letter did not disclose any mandates for or fees received from any of Company H, Treeline or Casdin since January 1, 2024.
Also on May 5, 2026, Treeline engaged Wedbush Securities Inc. (“Wedbush”) as its strategic financial advisor for the potential transaction with Standard BioTools based on Wedbush’s experience advising life sciences companies in reverse merger transactions. In the course of Treeline’s discussions with Standard BioTools, representatives of Wedbush met with and provided input to members of Treeline’s management.
Also on May 5, 2026, representatives of Centerview informed representatives of each of Company K and Company L that Standard BioTools had decided to move forward with another alternative.
On May 6, 2026, the Board held a meeting, with representatives of Standard BioTools management, Centerview, UBS and Freshfields and Mr. Rodriguez in attendance. The representatives of Centerview updated the Board on the status of discussions with Treeline, the status of the potential divestitures of the legacy businesses and a progress update on the scientific and commercial due diligence review of Treeline by the outside consultant that had been retained by Standard BioTools. The representatives of Freshfields provided the Board with an overview of the key terms in the initial draft of the Merger Agreement received from Fenwick, noting that the Special Committee and the Board would reconvene to review proposed positions to be taken in the draft Merger Agreement that would ultimately be sent back to Fenwick.
On May 8, 2026, a representative of Vinson & Elkins (“V&E”), outside legal counsel to Casdin, informed a representative of Freshfields that the request for Casdin to provide a voting agreement in support of the potential transaction with Treeline was still being discussed internally with Casdin, while noting Casdin’s previously expressed concerns with signing such an agreement.
Also on May 8, 2026, Mr. Smith called a representative of Centerview to inquire about Standard BioTools’ intended timing for informing Viking of the potential transaction and requesting a voting agreement and to express that Treeline would like to have signed the Merger Agreement by the end of the initial 30-day exclusivity period. On the same day, a representative of Fenwick discussed the same matters with a representative of Freshfields.
Also on May 8, 2026, the Special Committee held a meeting, with representatives of UBS and Freshfields in attendance, to discuss the use of a private financing in the potential transaction. The Special Committee concluded that, while a private financing could be a helpful tool to support the valuation of the combined company, it was ultimately not necessary because the combined company was expected to be sufficiently capitalized by the parties’ existing cash balances.
Also on May 8, 2026, the UBS engagement letter was executed.
Also on May 8, 2026, the representatives of Fenwick sent a draft of the voting agreement and a draft of the CVR agreement to Freshfields. Representatives of Freshfields shared Fenwick’s draft voting agreement with representatives of V&E.
During the weeks of May 11, May 18 and May 25, 2026, each of Standard BioTools and Treeline continued to conduct due diligence with respect to the other party and engaged in several due diligence calls with representatives of the other party.
On May 13, 2026, representatives of Standard BioTools management met in person in New York City with representatives of Treeline for a technical due diligence session on Treeline.
Later on May 13, 2026, the Board held a meeting, with representatives of Standard BioTools management, Centerview, UBS and Freshfields and Mr. Rodriguez in attendance. Mr. Casdin was not in attendance at the meeting. The representatives of Freshfields reviewed the material points in the draft Merger Agreement received from Fenwick, and the representatives of Freshfields recommended positions on those points. The Board discussed several considerations with the representatives of Centerview, UBS and Freshfields, including, among other things, (i) that Standard BioTools management had explored a “CVR trust” structure as an alternative to divesting the legacy businesses, but that such a structure would likely result in a lower valuation for Standard BioTools because it would require a cash infusion potentially larger than the deduction to net cash for wind-down costs remaining at closing, among other complications, and (ii) whether a private financing should be raised in connection with the potential transaction, noting that while a private financing could support the combined company’s initial trading value after the merger, the fact patterns for reverse mergers using private financings were not analogous to Standard BioTools’ situation given the combined company’s significant expected cash balance.
In an executive session without the representatives of Standard BioTools management, Mr. Casdin or Mr. Rodriguez present, the Board discussed that voting agreements from Casdin and Viking had been requested firmly by Treeline. The Board also discussed with the representatives of Freshfields the importance of negotiating for a locked-up deal in which Treeline was not able to pursue alternative transactions in order to maximize transaction certainty, and that the representatives of Freshfields had proposed to Fenwick that Treeline stockholders approve the potential transaction by written consent immediately following signing of the Merger Agreement, which would remove any interloper risk on the Treeline side that would otherwise exist after public announcement of the potential transaction. The Board further discussed that it would be reasonable to accept the “force the vote” construct for the Standard BioTools stockholder vote in light of the proposal regarding Treeline stockholder approval. In this discussion, the members of the Board discussed that there was significantly more interloper risk with respect to a potential acquisition of Treeline, which was a promising biotechnology company with a number of product candidates, than there was the possibility of an attractive third party proposal for Standard BioTools, which was trading below its cash balance and which had been in discussions with a large number of potential transaction counterparties for a significant period of time. Both members of the Special Committee, who were present in the executive session without any representative of Casdin present, concurred with the positions to be taken and authorized returning a responsive markup of the Merger Agreement to the representatives of Fenwick, indicating that the Standard BioTools voting agreements and private financing were open issues and otherwise reflecting the positions discussed at the meeting. The members of the Special Committee stated that they would not require a separate meeting to discuss the positions to be taken in the draft Merger Agreement as they supported those positions.
On May 14, 2026, Mr. Carey and a representative of Freshfields spoke with a representative of V&E regarding the request for Casdin to sign a voting agreement in support of the potential transaction with Treeline. Mr. Carey and a representative of Freshfields indicated that closing certainty and a public expression of Casdin’s support for the potential transaction were of critical importance to Treeline. The representative of V&E stated that while Casdin was supportive of the potential transaction, Casdin did not want to sign such a voting agreement, and that he did not anticipate that Casdin would ultimately agree to do so without also conditioning the closing of the potential transaction on the approval of a majority of the stockholders of Standard BioTools unaffiliated with Casdin (such requirement, the “Majority of the Unaffiliated Approval”). That same day, Mr. Casdin contacted Dr. Bilenker by telephone to inform Dr. Bilenker that Casdin did not want to sign a voting agreement.
Also on May 14, 2026, Treeline management and members of the Treeline Board held a meeting to provide the Treeline Board with an update on the status of the potential transaction, including a review of open issues.
A representative of Freshfields contacted each of Mr. Eloi and Dr. Witney after the discussion with V&E to alert them to that discussion, and they discussed the Majority of the Unaffiliated Approval concept. In those discussions, each member of the Special Committee noted that Treeline had insisted it would not proceed with the potential transaction without an unqualified voting commitment from Casdin, and expressed concerns about whether the potential transaction would proceed were Casdin to remain unwilling to do so. In that regard and after the discussion of the pros and cons of the Majority of the Unaffiliated Approval, each of Mr. Eloi and Dr. Witney expressed their views to the representatives of Freshfields that while they would support the inclusion of such a condition, they would be comfortable proceeding without it.
On May 15, 2026, representatives of Freshfields and Fenwick spoke by telephone. The representatives of Freshfields relayed the position of Casdin as articulated in the discussion that they had with Casdin’s outside counsel. The representatives of Fenwick reaffirmed that Treeline would require a voting agreement from Casdin in support of the potential transaction and that they did not foresee the Treeline Board authorizing the potential transaction without one.

Also on May 15, 2026, Freshfields sent a revised draft of the Merger Agreement to Fenwick.
Also on May 15, 2026, representatives of Treeline, Standard BioTools management and Centerview met by videoconference to discuss Standard BioTools’ financial position and anticipated net cash balance.
On May 19, 2026, representatives of Freshfields and Fenwick spoke by telephone. The representatives of Fenwick requested to speak directly with a representative of V&E regarding the Casdin voting agreement, and the representatives of Freshfields stated that they would arrange that conversation.
On May 20, 2026, Fenwick sent a revised draft of the Merger Agreement to Freshfields, which, among other things, (i) reverted to Treeline’s prior position that Treeline stockholder approval would be provided only after effectiveness of the Standard BioTools registration statement, (ii) proposed that each party reimburse the other’s expenses if its stockholders voted down the potential transaction, up to a cap to be determined, (iii) provided that each party pay the other party a fiduciary out termination fee in certain circumstances, in an amount to be determined, (iv) did not contemplate a private financing and (v) required Standard BioTools to use commercially reasonable efforts to effect enumerated wind-down activities related to the legacy businesses and permitted the divestiture of the legacy businesses in the interim period with Treeline’s consent.
Also on May 20, 2026, representatives of Treeline, Standard BioTools, Fenwick, Brown Rudnick LLP, intellectual property counsel to Standard BioTools, Freshfields and Centerview met by videoconference for an intellectual property due diligence session on Treeline’s intellectual property.
On May 21, 2026, Standard BioTools executed a wall-cross confidentiality agreement with Viking.
Also on May 21, 2026, Dr. Bilenker and Mr. Carey spoke by telephone to discuss the potential transaction.
Also on May 21, 2026, representatives of Freshfields, Fenwick and V&E met by videoconference. A representative of V&E requested, on behalf of Casdin, that given Casdin Capital’s investment in Treeline, in order for Casdin to consider entering into a voting agreement, Standard BioTools and Treeline would need to condition the closing of the potential transaction on the Majority of the Unaffiliated Approval. The representatives of Freshfields stated that they believed the Board and Special Committee would support such a condition, and articulated reasoning to the representatives of Fenwick as to why they believed such a condition would not cause undue uncertainty to the potential transaction. The representatives of Fenwick noted that such a condition was not necessary as the Board had created the Special Committee to address any potential conflicts of interest from Casdin having a small ownership stake in Treeline. The representatives of Fenwick nonetheless said that they would discuss this proposal with Treeline.
Later on May 21, 2026, the Treeline Board held a meeting, with Mr. Smith and representatives of Fenwick in attendance. At this meeting, Mr. Smith reviewed the potential transaction with Standard BioTools and the related timeline. A representative of Fenwick then discussed the potential transaction terms and open issues, and reviewed the fiduciary duties of the Treeline Board in evaluating the potential transaction. The Treeline Board and representatives of Fenwick discussed the request by V&E for a Majority of the Unaffiliated Approval, and the Treeline Board directed the representatives of Fenwick to respond that Treeline would not be willing to proceed with a transaction that was subject to a Majority of the Unaffiliated Approval.
Later on May 21, 2026, the Board held a meeting, with representatives of Standard BioTools management, Centerview, UBS and Freshfields and Mr. Rodriguez in attendance. The representatives of Standard BioTools management and Centerview provided an update on discussions with prospective buyers for legacy businesses. A representative of Centerview then presented to the directors the findings of the scientific and commercial due diligence review conducted by the outside consultant retained by Standard BioTools, which were fundamentally aligned with Standard BioTools management’s view of the Treeline pipeline and opportunity. The Board then discussed several considerations with the representatives of Freshfields regarding the Merger Agreement, including the Board’s view that Standard BioTools (i) should continue to insist that Treeline deliver stockholder approval immediately following signing of the Merger Agreement, (ii) could agree to Treeline’s proposed expense reimbursement construct, up to a cap of approximately 1% of Standard BioTools’ equity value at the transaction price, (iii) should add a restriction on the combined company raising a private financing below the transaction price for a period post-closing, which Treeline had verbally indicated it would be willing to accept, and (iv) propose that Standard BioTools use commercially reasonable efforts to divest the legacy businesses prior to closing with Treeline consent, and, if divestiture agreements had not been signed by the time of effectiveness of the Standard BioTools registration statement, Standard BioTools would be required to commence certain agreed wind-down activities.

In executive session, without Mr. Casdin or Mr. Rodriguez present, a representative of Freshfields informed the Board that Casdin had indicated it would only be willing to sign a voting agreement if the potential transaction were subject to a Majority of the Unaffiliated Approval as an additional procedural safeguard, in addition to the Special Committee, in light of Casdin Capital’s ownership stake in Treeline. The representative of Freshfields explained the pros and cons of a Majority of the Unaffiliated Approval condition, and, following that discussion, the Board expressed its view that, while a Majority of the Unaffiliated Approval condition could provide an additional procedural safeguard in view of Casdin Capital’s investment in Treeline, the Board could make the judgment to support the potential transaction without a Majority of the Unaffiliated Approval condition. The members of the Special Committee noted that they had already had discussions with Freshfields regarding the Majority of the Unaffiliated Approval concept after it was first raised and that they had come to that judgment as well.
On the evening of May 21, 2026, a representative of Fenwick called a representative of Freshfields to state that, after consideration, Treeline would not be willing to proceed with a transaction that was subject to a Majority of the Unaffiliated Approval. A representative of Freshfields subsequently relayed this position to a representative of V&E.
On May 22, 2026, the Special Committee held a meeting, with representatives of UBS and Freshfields in attendance, to discuss the proposed responses to open issues in the draft Merger Agreement that had been covered at the May 21, 2026 meeting of the Board. After discussion among the members of the Special Committee and the representatives of UBS and Freshfields, the Special Committee determined that the draft Merger Agreement should be returned to Fenwick on that basis. The representatives of Freshfields informed the Special Committee of Treeline’s rejection of Casdin’s request to subject the potential transaction to a Majority of the Unaffiliated Approval. The Special Committee stated again that it would not require the Majority of the Unaffiliated Approval condition in order to move forward with the potential transaction in light of Treeline’s firm position on the topic. The Special Committee also discussed its view that Standard BioTools’ standalone strategy was no longer viable in light of the fact that Standard BioTools’ strategic alternatives review had not yielded any suitable life sciences tools acquisition targets, and that its decision whether to approve the potential transaction with Treeline would be informed by a comparison of the value creation from the potential transaction with a liquidation scenario in which the liquidation proceeds would be distributed to stockholders.
Also on May 22, 2026, representatives of Treeline, Standard BioTools, Fenwick, KPMG and Centerview met by videoconference for a due diligence discussion of Treeline’s finance and accounting.
On May 23, 2026, the representatives of Freshfields sent a revised draft of the Merger Agreement to Fenwick.
Also on May 23, 2026, at the request of Mr. Carey and Standard BioTools management, a representative of Centerview contacted Mr. Casdin by telephone to discuss the fact that conditioning that the closing of the potential transaction on a Majority of the Unaffiliated Approval would not be acceptable to Treeline, as had been communicated by the representatives of Fenwick on May 21, 2026. Mr. Casdin responded by noting his concerns in view of Casdin Capital’s investment in Treeline, while agreeing that he would no longer insist on a Majority of the Unaffiliated Approval.
On May 24, 2026, the representatives of Freshfields delivered a revised draft voting agreement to the representatives of V&E in the form required by Treeline but with modifications to make the voting agreement potentially more palatable to Casdin and more beneficial to Standard BioTools. In particular, the draft voting agreement provided that no more than 35% of the outstanding Standard BioTools shares entitled to vote would be subject to voting commitments across all voting agreement signatories in the aggregate.
On May 25, 2026, the representatives of Fenwick sent a revised draft of the Merger Agreement to Freshfields, which, among other things, (i) rejected the 12-month post-closing restriction on equity issuances (including any private financing) at a lower valuation than the transaction price and (ii) proposed a fiduciary out termination fee, payable by Standard BioTools in certain circumstances, of $27.5 million, or approximately 5.4% of Standard BioTools’ equity value at the transaction price.
On May 26, 2026, the Special Committee held a meeting, with representatives of Freshfields, in attendance, to discuss the process leading to a signing of the potential transaction with Treeline and an update on the negotiations regarding definitive transaction documents.
Also on May 26, 2026, Mr. Carey, Dr. Egholm and Mr. Mackay met with representatives of Viking to discuss the potential transaction with Treeline and the request for a voting agreement from Viking.

On May 27, 2026, Dr. Bilenker and Mr. Smith delivered a management presentation by videoconference to representatives of Viking.
Also on May 27, 2026, the representatives of Freshfields sent a revised draft of the CVR agreement to Fenwick.
Also on May 27, 2026, a representative of V&E sent a revised draft of the voting agreement to Freshfields, that included, among other things, (i) a fall-away of Casdin’s voting commitments upon an Adverse Recommendation Change, so that Casdin would not have to vote in favor of the potential transaction in the event of an Adverse Recommendation Change, and (ii) an indemnity pursuant to which Standard BioTools would indemnify Casdin for losses suffered as a result of litigation arising out of or related to the voting agreement or the Merger Agreement and payment by Standard BioTools of Casdin’s out-of-pocket costs and expenses in connection with the voting agreement, which positions the representative of V&E stated that Casdin had requested after, and in response to, Treeline’s position on Casdin’s requests for the Majority of the Unaffiliated Approval, and the Board and Special Committee being willing to proceed without a Majority of the Unaffiliated Approval condition in light of Treeline’s firm position. Later that day, representatives of Fenwick communicated to representatives of Freshfields that they believed that the Treeline Board would be of the view that a voting agreement without a fall-away upon an Adverse Recommendation Change was the sole basis on which Treeline would be willing to transact, but that it believed that Treeline Board would accept the 35% cap across all voting agreements.
Also on May 27, 2026, the Board held a meeting, with representatives of Standard BioTools management, Centerview, UBS and Freshfields and Mr. Rodriguez in attendance. The Board discussed several considerations with the representatives of Freshfields regarding the draft Merger Agreement and draft CVR agreement, including, among other things, that (i) the methodology for determining the deductions to Standard BioTools’ net cash at closing and post-closing CVR proceeds would be the subject of further negotiation between the parties, (ii) the restriction on a post-closing private financing should be reinstated with a duration of six months, (iii) the expense reimbursement cap should be filled in as $5 million and (iv) the fiduciary out termination fee should be 3.5% of Standard BioTools’ equity value at the transaction price.
Also at the meeting, the representatives of Centerview presented their financial analysis of Standard BioTools on a standalone basis based on Standard BioTools management’s projections. Standard BioTools management had also provided Centerview with a liquidation value for Standard BioTools, which implied greater value to Standard BioTools stockholders than the standalone forecasts. The Board directed Centerview to use liquidation value as the metric against which to compare the value creation offered by the potential transaction as a result.
In executive session, without the representatives of Standard BioTools management, Mr. Casdin or Mr. Rodriguez present, the Board discussed the ongoing negotiations around the Casdin voting agreement. The representatives of Freshfields reported that the representatives of Fenwick had made it clear earlier that day that Treeline insisted on removing the fall-away provision from the voting agreement. The Board discussed with the representatives of Freshfields Casdin’s requests for indemnity and expense reimbursement, and the Board determined that it was not willing to agree to those provisions. The members of the Special Committee stated that they agreed with these positions, and the Board and the Special Committee directed that a revised draft of the voting agreement be returned to V&E removing the fall-away upon an Adverse Recommendation Change, as insisted upon by Treeline, and rejecting Casdin’s other requests.
Also on May 27, 2026, the representatives of Freshfields sent a revised draft of the voting agreement to V&E.
On May 27 and May 28, 2026, the representatives of Fenwick sent revised drafts of the CVR agreement and Merger Agreement to Freshfields.
On May 28, 2026, Mr. Smith called a representative of Centerview to inquire as to the status of the request that Viking sign a voting agreement in support of the potential transaction. Following that meeting, the representatives of Freshfields sent a draft voting agreement to Cleary, Gottlieb, Steen & Hamilton LLP (“Cleary”), outside legal counsel to Viking.
Also on May 28, 2026, a representative of V&E sent a revised draft of the voting agreement to Freshfields that reinstated the fall-away, indemnity and expense reimbursement provisions.
Also on May 28, 2026, Mr. Mackay and Mr. Smith spoke by telephone to discuss that Standard BioTools management’s estimated net cash balance at closing, after further refinement by Standard BioTools management, was expected to be approximately $450 million and to discuss certain terms of the CVR agreement.

Also on May 28, 2026, the Treeline Board held a meeting, with Mr. Smith and representatives of Fenwick in attendance. Mr. Smith presented to the Treeline Board updates on the potential transaction, including regarding the discussions related to divestitures of Standard BioTools’ legacy businesses. Representatives of Fenwick then reviewed with the Treeline Board the status of the voting agreements from certain Standard BioTools stockholders, including a proposed 35% cap on shares subject to voting commitments and Casdin’s requests with respect to its voting agreement. Following discussion, the Treeline Board determined that Casdin’s participation in the voting agreements, without a fall-away provision, was necessary in order to proceed with the potential transaction, but that Treeline could accept the 35% cap, as had been communicated by representatives of Fenwick to representatives of Freshfields.
Also on May 28, 2026, Mr. Carey and Dr. Bilenker spoke by telephone and discussed the potential transaction and Treeline’s requirements for Casdin and Viking to enter into voting agreements.
Also on May 28, 2026, Standard BioTools and Treeline executed an amendment to the term sheet that extended the earliest time at which either party could terminate exclusivity from 11:59 p.m. Eastern Time on May 29, 2026 to 11:59 p.m. Eastern Time on June 1, 2026.
On May 29, 2026, Dr. Bilenker, Mr. Smith and Dr. Jeffrey Engelman, Chief Scientific Officer of Treeline, had a follow-up call with representatives of Viking to further review Treeline’s management presentation.
Also on May 29, 2026, the Special Committee held a meeting, with representatives of UBS and Freshfields in attendance. Representatives of UBS reviewed Standard BioTools management’s updated financial projections for Treeline (the “May 27 Treeline Projections”), which had been updated from the April 17 Treeline Projections based on the results of Standard BioTools’ scientific and commercial due diligence review, as well as the key underlying revenue and cost assumptions for such projections. Representatives of UBS noted that the updated assumptions reflected Standard BioTools management’s views regarding increased probability of success for each of Treeline’s programs. Representatives of UBS reviewed UBS’ preliminary financial analysis of Treeline and the exchange ratio provided for in the Merger Agreement (the “Exchange Ratio”), based on the May 27 Treeline Projections and the wind-down value of Standard BioTools provided by Standard BioTools management. The members of the Special Committee discussed their view that, taking into account the financial analyses reviewed by representatives of UBS, the potential value creation from the potential transaction was higher than the wind-down value of Standard BioTools. The Special Committee directed UBS to use the wind-down value of Standard BioTools for its financial analysis and fairness opinion.
The Special Committee discussed with the representatives of Freshfields that the parties remained at an impasse on the open points in the Casdin voting agreement. The Special Committee reaffirmed its determinations (i) to support Standard BioTools’ rejection of the indemnity and expense reimbursement provisions requested by Casdin and (ii) that a fall-away upon an Adverse Recommendation Change was not necessary, including in light of the fact that the fall-away was not acceptable to Treeline.
Also on May 29, 2026, representatives of UBS delivered to the Special Committee an updated relationship disclosure letter with respect to Treeline and Casdin.
Also on May 29, 2026, Mr. Carey and Dr. Bilenker spoke again by telephone and discussed the potential transaction and Treeline’s requirements for voting agreements.
On May 29 and May 30, 2026, the representatives of Freshfields and Fenwick continued to negotiate and exchange drafts of the Merger Agreement and the related disclosure letters, CVR agreement and other ancillary transaction documents.
Also on May 30, 2026, Dr. Egholm and Mr. Mackay met by videoconference with representatives of Viking to further discuss the potential transaction and the request that Viking sign a voting agreement.
Also on May 30, 2026, the representatives of Cleary sent a revised draft of the Viking voting agreement to Freshfields, which the representatives of Freshfields discussed with representatives of Fenwick, and then confirmed to Cleary was in agreed form.
Also on May 30, 2026, at the request of Mr. Carey and Standard BioTools management, a representative of Centerview contacted Mr. Casdin by telephone to see if Mr. Casdin would be willing to change his position regarding the voting agreement. Mr. Casdin responded by telling the representative of Centerview that he believed that the Treeline transaction was the best outcome for Standard BioTools stockholders and that, notwithstanding his concerns regarding Casdin Capital’s investment in Treeline, if Treeline would not proceed without a voting commitment in the form they had originally sought from Casdin, Casdin would drop the requests for the fall-away provision, indemnity and expense reimbursement and sign a voting agreement in the form required by Treeline. Later that day, a representative of V&E corroborated what Mr. Casdin had told the representative of Centerview.
Also on May 30, 2026, Dr. Bilenker and Mr. Carey spoke by telephone regarding the anticipated upcoming announcement of the potential transaction.
Also on May 30, 2026, the Centerview engagement letter was executed.
On the morning of May 31, 2026, a representative of V&E informed the representatives of Freshfields that Mr. Casdin was reconsidering his position on the voting agreement in light of his and his advisors’ previously stated concerns with respect to the voting agreement and had requested that the meeting of the Board scheduled for that day be delayed.
Later that morning, the Special Committee held a meeting, with representatives of UBS and Freshfields in attendance. Representatives of Freshfields provided the update on transaction discussions, reporting that transaction documentation had been finalized, but noting the communication that had been received from V&E shortly before the Special Committee meeting. The Special Committee determined that it should proceed with the meeting as planned and requested that UBS deliver its fairness opinion at the meeting so that Standard BioTools could proceed to enter into the transaction later that day if the issue around the Casdin voting agreement was successfully resolved. The representatives of Freshfields again provided the Special Committee with a presentation on the fiduciary duties and standards of review with respect to the potential transaction under Delaware law. Mr. Eloi and Dr. Witney reaffirmed their independence from each of Treeline and Casdin and their disinterestedness regarding the potential transaction and re-confirmed that they did not have financial, professional, social or other relationships that would impair their independence or disinterestedness. The representatives of Freshfields then reviewed with the Special Committee the independence of each of UBS (including with respect to the updated relationship disclosure letter previously made available to the Special Committee) and Freshfields, noting that Freshfields had not had any mandates for or received any fees from Treeline or Casdin. Following that review, the Special Committee affirmed that it had no concerns regarding the independence of UBS or Freshfields or their ability to have advised the Special Committee. The representatives of Freshfields presented to the Special Committee the key terms of the Transaction Documents, and, after discussion, the Special Committee determined that it had no further questions regarding their terms. Representatives of UBS reviewed UBS’ financial analyses of the Exchange Ratio, and then delivered the oral opinion of UBS to the effect that, as of such date and based upon, and subject to, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by UBS in connection with its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to Standard BioTools. After discussion, the Special Committee (i) determined that the potential transaction was advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Transaction Documents and the Transactions, (iii) recommended that the Board approve and authorize the execution and delivery by Standard BioTools of, and performance by Standard BioTools of its obligations under the Transaction Documents, and the consummation by Standard BioTools of the Transactions, and (iv) recommended that the Board resolve to recommend approval of the Stock Issuance and the Charter Amendment by Standard BioTools stockholders.
Following the meeting of the Special Committee and still on the morning of May 31, 2026, the Board held a meeting, with representatives of Standard BioTools management, Centerview, UBS and Freshfields in attendance, from which Mr. Casdin recused himself. Mr. Rodriguez was not present at the meeting. A representative of Freshfields provided the Board with an update on the status of the negotiations around the Casdin voting agreement and informed the Board that the Special Committee had approved the potential transaction and recommended that the Board approve the potential transaction, in each case on the basis that the issue around the Casdin voting agreement was successfully resolved.
Representatives of Freshfields again provided the Board with a presentation on the fiduciary duties and standards of review with respect to the potential transaction under Delaware law. Mr. Cox also recalled that Dr. Bilenker, in his past role at Loxo Oncology had been a customer of Foundation Medicine when Mr. Cox was Chief Executive Officer of Foundation Medicine many years ago. The Board and the representatives of Freshfields noted Mr. Cox’s disclosure and concluded that it did not raise any concerns. The representatives of Freshfields then reviewed with the Board the updated relationship disclosure letter previously made available to the Board by

Centerview, noting that Centerview had existing relationships with Casdin, which had been previously disclosed and known during the pendency of the evaluation of the potential transaction, and had no mandates for, and did not receive any fees from, Treeline in the past two years. The representatives of Freshfields noted that Freshfields had not had any mandates for or received any fees from Treeline or Casdin. The representatives of Freshfields presented to the Board the key terms of the Transaction Documents, and, after discussion, the Board determined that it had no further questions regarding their terms. The representatives of Centerview then reviewed with the Board Centerview’s financial analysis of the Exchange Ratio and a comparison of the value creation for Standard BioTools stockholders in the potential transaction against the liquidation value for Standard BioTools, which comparison showed that the value creation from the potential transaction was higher than the liquidation value. The Board then agreed to reconvene when there was a further update on the Casdin voting agreement.
During the remainder of the day, the representatives of Freshfields had conversations with representatives of V&E and Fenwick to see if there was a way to reach agreement on the voting agreement from Casdin.
On the evening of May 31, 2026, the Treeline Board held a meeting, with Mr. Smith and representatives of Fenwick in attendance. Dr. Bilenker reviewed with the Treeline Board the status of the potential transaction with Standard BioTools and the voting agreement from Casdin. Following discussion, the Treeline Board determined not to proceed with the potential transaction with Standard BioTools without a voting agreement from Casdin in the form they were seeking, and directed that a notice be sent to Standard BioTools to return or destroy all Treeline confidential information in Standard BioTools’ possession.
On the evening of May 31, 2026, a representative of Fenwick emailed Freshfields stating that the Treeline Board had met and was not willing to proceed without a signed voting agreement from Casdin in the form they were seeking. Later that evening, a representative of Fenwick sent Freshfields a formal letter requesting Standard BioTools return or destroy all Treeline confidential information. Representatives of Freshfields subsequently notified representatives of V&E of this development.
Also on the evening of May 31, 2026, the representatives of Freshfields informed the Special Committee of the decision of the Treeline Board. The oral opinion delivered by UBS to the Special Committee earlier that day was of no further force or effect.
On June 1, 2026, Mr. Mackay contacted Mr. Smith by telephone to inform him that Standard BioTools was considering potential next steps to find a path forward to signing the Merger Agreement.
Also on June 1, 2026, the Special Committee held a meeting, with the representatives of Freshfields and a representative of Richards, Layton & Finger, P.A. (“RLF”), Delaware counsel to Standard BioTools, in attendance. The Special Committee discussed with representatives of Freshfields and RLF V&E’s concerns that the voting agreement, in the form required by Treeline, would not fall away in the event of an Adverse Recommendation Change. The Special Committee discussed with the representatives of Freshfields and RLF that the aggregate 35% cap on the number of Standard BioTools shares subject to the voting agreements was specifically introduced by Freshfields and RLF to address these types of concerns. The Special Committee and the representatives of Freshfields discussed potential solutions to the impasse, including whether there were changes that could be made to the voting agreement to make it more palatable to Casdin in light of the concerns expressed by Casdin. The Special Committee determined to reconvene the next morning to discuss the matter further.
On the morning of June 2, 2026, the Special Committee held a meeting, with representatives of Standard BioTools management, UBS, Freshfields and RLF in attendance. The representatives of Standard BioTools management presented their view of the options available to Standard BioTools: (i) the potential transaction with Treeline, which appeared to provide the highest potential return to Standard BioTools and its stockholders, (ii) the divestiture of the legacy businesses and liquidation of the remainder of Standard BioTools, (iii) the full wind-down of the legacy businesses and liquidation of Standard BioTools and (iv) continuing to operate the legacy businesses, implement significant restructuring measures and continue to explore M&A opportunities. The representatives of Standard BioTools management expressed their view that the standalone operating path was the most challenging, and that, in the absence of the transaction with Treeline, a wind-down of the legacy businesses would preserve the most value for its stockholders. In an executive session without the representatives of Standard BioTools management or UBS present, the Special Committee restated its belief in the merits of the potential transaction, including its view that it was financially superior for Standard BioTools stockholders than the other alternatives, including liquidation. The Special Committee also discussed further potential changes to the voting agreement that could make it more palatable to Casdin. The Special Committee decided to invite the other Board members (excluding Mr. Casdin) before the Special Committee determined a course of action.
On the afternoon of June 2, 2026, the Special Committee held a meeting, with the other members of the Board (excluding Mr. Casdin) and representatives of Standard BioTools management, UBS, Freshfields and RLF in attendance. The representatives of Standard BioTools management repeated the presentation they had given to the Special Committee that morning. In executive session without the representatives of Standard BioTools management or UBS present, the directors discussed a potential solution suggested by Freshfields, which was for the Standard BioTools shares held by Casdin Capital to be cut back upon an Adverse Recommendation Change such that the total shares subject to voting commitments would not exceed 30% of Standard BioTools shares entitled to vote (the “Cutback Proposal”). The representatives of Freshfields further explained that, following an Adverse Recommendation Change, the shares committed to be voted pursuant to Casdin’s voting agreement (and the voting agreements of the other directors and officers) would be cut back such that the total shares that would remain subject to voting commitments would be capped at 30% of the shares entitled to vote. The representatives of Freshfields explained that, because Casdin collectively owned approximately 23.4% of Standard BioTools’ shares, Standard BioTools’ directors and officers (other than Mr. Casdin) collectively owned approximately 0.7% and Viking owned approximately 15%, the Cutback Proposal would ensure that, in the event of an Adverse Recommendation Change, Casdin would not be committed to vote any more shares in favor of the potential transaction than Viking, an unaffiliated sophisticated third party investor. The Special Committee discussed with the representatives of Freshfields and RLF their view that the Cutback Proposal was better than the 35% cap, with which the Special Committee had already been comfortable. Following discussion with its legal advisors, the Special Committee directed the representatives of Freshfields to convey it to V&E and to instruct a representative of Centerview to convey it to Casdin directly to see if that could constitute a basis on which Casdin would be comfortable delivering a voting agreement.
On June 3, 2026, a representative of Centerview called Mr. Casdin to communicate the Cutback Proposal, and a representative of Freshfields called a representative of V&E to do the same. The representative of V&E stated that he would take the proposal back to Casdin for consideration.
On June 4, 2026, a representative of V&E informed Freshfields that Casdin was aligned with the Cutback Proposal in concept and would be willing to proceed to sign a voting agreement on that basis, subject to review of the proposed language. The representative of V&E also stated that it was important that the cutback mechanism would apply on a pro rata basis among Casdin and the other Standard BioTools directors and officers based on their respective shareholdings such that Mr. Casdin would effectively be situated in the same manner as the other directors and officers. The representatives of Freshfields then sent a draft voting agreement to V&E reflecting the Cutback Proposal.
Also on June 4, 2026, the Special Committee held a meeting, with representatives of Freshfields and RLF in attendance, to receive an update from Freshfields regarding the discussions that had occurred with V&E and to discuss next steps. After discussion, the Special Committee directed that the Cutback Proposal be communicated to the representatives of Fenwick to determine whether Treeline would be willing to proceed on that basis.
Throughout the rest of June 4 and June 5, 2026, the representatives of Centerview and Freshfields communicated with the representatives of Treeline and Fenwick regarding the Cutback Proposal. The representatives of Treeline and Fenwick indicated that they believed that the Treeline Board would be willing to approve the execution of the Merger Agreement on that basis. Throughout June 5, 2026 and June 6, 2026, the representatives of Freshfields and Fenwick exchanged successive revised drafts of the Merger Agreement and related disclosure schedules, and of the CVR Agreement, and finalized the forms of these documents.
On June 5, 2026, Dr. Egholm and Mr. Mackay met by videoconference with representatives of Viking to provide them with an update on the status of the potential transaction, including that the Merger Agreement could be signed later that day or the following day.
On the evening of June 5, 2026, the Special Committee held a meeting, with representatives of UBS and Freshfields in attendance, to consider the potential transaction and to review the final form of the Merger Agreement. Mr. Mackay informed the Special Committee that late the previous evening, the U.S. Food & Drug Administration had placed a partial clinical hold on studies involving TLN-254, a program licensed from China intended for co-development with Treeline’s proprietary program TLN-121, including Treeline’s TLN-254 monotherapy Phase 1 study and the TLN-254 combination cohort of the TLN-121 Phase 1 study. Mr. Mackay explained that Standard BioTools management had reviewed this development with its advisors and, taking into account the advice of its advisors, determined that it had no effect on the valuation of Treeline or the desirability of the potential transaction. Representatives of Freshfields again provided the Special Committee with a presentation on the fiduciary duties and standards of review with respect to the potential transaction under Delaware law. Representatives of UBS confirmed that there had been no changes to UBS’ relationship disclosure since the meeting of the Special Committee on May 31, 2026. Mr. Eloi and Dr. Witney reaffirmed their independence from each of Treeline and Casdin and their disinterestedness regarding the potential transaction and re-confirmed that they did not have financial, professional, social or other relationships that would impair their independence or disinterestedness. The Special Committee then discussed the revisions to the Transaction Documents since May 31, 2026 with Freshfields and determined that it had no further questions regarding their terms. Representatives of UBS reviewed UBS’ financial analyses of the Exchange Ratio, and then delivered the oral opinion of UBS, which was subsequently confirmed by delivery of a written opinion dated as of June 5, 2026, to the effect that, as of that date and based upon, and subject to, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by UBS in connection with its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to Standard BioTools, as more fully described below under the caption “The Merger – Opinion of the Special Committee’s Financial Advisor”. After discussion, the Special Committee unanimously (i) determined that the potential transaction was advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Transaction Documents and the Transactions, (iii) recommended that the Board approve and authorize the execution and delivery by Standard BioTools of, and performance by Standard BioTools of its obligations under the Transaction Documents, and the consummation by Standard BioTools of the Transactions, and (iv) recommended that the Board resolve to recommend approval of the Stock Issuance and the Charter Amendment by Standard BioTools stockholders.
Following the meeting of the Special Committee and still on June 5, 2026, the Board held a meeting, with representatives of Standard BioTools management, Centerview, UBS and Freshfields in attendance, to consider the potential transaction and to review the final form of the Merger Agreement. Mr. Rodriguez was not present at the meeting. The representatives of Freshfields informed the Board that the Special Committee had met earlier that evening and approved the potential transaction and recommended that the Board approve the potential transaction. Mr. Mackay provided the Board with the same update he had provided the Special Committee regarding the partial clinical hold that had been put in place the prior evening. Mr. Casdin then left the meeting, recusing himself from the deliberations and the vote on the potential transaction. Representatives of Freshfields again provided the Board with a presentation on the fiduciary duties and standards of review with respect to the potential transaction under Delaware law. The representatives of Centerview confirmed that there had been no changes to its relationship disclosure since the meeting of the Board on May 31, 2026. The Board then discussed the revisions to the Transaction Documents since May 31, 2026 with Freshfields and determined that it had no further questions regarding their terms. Representatives of Centerview confirmed that the financial analysis presented to the Board on May 31, 2026 had not materially changed, and then rendered an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 6, 2026, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Exchange Ratio was fair, from a financial point of view, to Standard BioTools, as more fully described below under the caption “The Merger – Opinion of Standard BioTools’ Financial Advisor”. After discussion, the Board (i) determined that the potential transaction was advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Transaction Documents and the Transactions, (iii) approved and authorized the execution and delivery by Standard BioTools of, and performance by Standard BioTools of its obligations under the Transaction Documents, and the consummation by Standard BioTools of the Transactions, and (iv) resolved to recommend approval of the Stock Issuance and the Charter Amendment by Standard BioTools stockholders.
On the morning of June 6, 2026, the Treeline Board held a meeting by videoconference, with Mr. Smith and representatives of Fenwick in attendance. Mr. Smith provided the Treeline Board with an update on the potential transaction, including the Cutback Proposal, and the willingness of Casdin and Treeline to proceed with voting agreements that reflected this proposal but were otherwise in the form that had been previously agreed by the parties. Representatives of Fenwick then reviewed with the Treeline Board the terms and conditions of the proposed Merger Agreement and the transactions contemplated thereby. Following discussion, the Treeline Board

(i) determined that the transactions contemplated by the Merger Agreement, including the Merger, were advisable, fair to and in the best interests of Treeline and its stockholders, (ii) approved and declared advisable the Merger Agreement and the contemplated transactions and (iii) resolved to recommend the adoption of the Merger Agreement by Treeline stockholders.
Later on June 6, 2026, Standard BioTools and Treeline executed the Merger Agreement and the Voting Agreements, and each of Casdin and Viking also executed a Voting Agreement.
On the morning of June 8, 2026, before the opening of trading on Nasdaq, Standard BioTools and Treeline issued a joint press release announcing the execution of the Merger Agreement.
Standard BioTools’ Reasons for the Merger
In the course of reaching the recommendations described in the section of this proxy statement/prospectus captioned “—Recommendation of the Special Committee and the Standard BioTools Board”, the Special Committee considered, in consultation with UBS, acting as financial advisor to the Special Committee, and Freshfields, acting as legal counsel to the Special Committee and Standard BioTools, and having discussed certain matters with Standard BioTools management, the following material factors that weighed in favor of the Merger Agreement and the Transactions, which are not intended to be exhaustive and are not presented in any relative order of importance:
•
the fact that Standard BioTools conducted an extensive, open and durationally significant strategic alternatives review process, initially focusing on potential acquisition targets and merger partners in the life sciences tools industry but not resulting in a transaction with any of them, and later broadening the strategic alternatives review process to include potential counterparties in the healthcare information technology and biotechnology industries;

•
the fact that Standard BioTools’ strategic alternatives review process described above involved substantive discussions with more than 15 parties and preliminary discussions with numerous additional parties over the course of many months prior to focusing on discussions with Company G, Company I and Treeline as potential counterparties for a strategic transaction involving Standard BioTools;

•
the fact that Standard BioTools publicly disclosed in connection with the announcements of the signing of a definitive agreement for the SomaLogic Transaction on June 23, 2025 and the completion of the SomaLogic Transaction on January 30, 2026 that Standard BioTools intended to use its substantial cash balance to pursue strategic M&A transactions, and anyone willing to propose a strategic transaction involving Standard BioTools had ample opportunity to do so;

•
Standard BioTools management’s feedback that Standard BioTools’ standalone operating plan was no longer viable in light of the fact that Standard BioTools’ strategic alternatives review had not yielded any suitable life sciences tools acquisition targets;

•
the financial condition and prospects of Standard BioTools and the risks associated with continuing to operate Standard BioTools on a standalone basis, particularly in light of the historical and projected financial performance of Standard BioTools’ microfluidics and mass cytometry businesses as well as financial market conditions and the historical stock price performance of Standard BioTools Common Stock, which had traded at a discount to Standard BioTools’ cash balance for an extended period;

•
the Special Committee’s understanding of Standard BioTools’ industry, business, strategy, technology, financial condition and prospects (including the prospects of Standard BioTools as a standalone company absent the potential transaction with Treeline and the risks involved in achieving such prospects), as well as Standard BioTools’ historical and projected financial performance;

•	the Special Committee’s belief, that absent the potential transaction with Treeline, Standard BioTools’ prospects as a standalone company were limited;
•
the fact that Treeline was uniquely positioned as a viable candidate for a reverse merger transaction with Standard BioTools given the limited universe of attractive biotechnology companies that would be willing and able to support the dilution that would be caused by Standard BioTools’ substantial cash balance in a business combination;

•
the Special Committee’s belief in the key distinguishing factors making Treeline an attractive counterparty for a reverse merger with Standard BioTools, including the fact that its investor base was comprised of top tier biotech investors with discerning investment criteria and its four separate product candidates, which gave Treeline multiple opportunities for a successful launch and would derisk Standard BioTools’ investment in Treeline as compared to a single-molecule biotech company;
•
the Special Committee’s positive view, based in part on the scientific and commercial due diligence conducted by Standard BioTools’ management and advisors, that Treeline’s current development and clinical trial plans for its product candidates present a market opportunity with the potential to create meaningful value for the stockholders of the combined company and an opportunity for Standard BioTools’ stockholders to participate in the future potential growth of the combined company;

•
the Special Committee’s view that the combined company will be led by an experienced board of directors, comprising 10 current Treeline directors and two current Standard BioTools directors, and an impressive and experienced senior management team from Treeline;

•
the Special Committee’s view that the exchange ratio provided pursuant to the Merger Agreement (the “Exchange Ratio”) was the result of extensive negotiation and a belief that the Exchange Ratio was the most favorable exchange ratio that could reasonably be obtained and the terms set forth in the Merger Agreement were the most favorable terms to Standard BioTools to which Treeline was willing to agree;

•
the Special Committee’s consideration of the expected cash balance of the combined company of more than $900 million at Closing, including the approximately $450 million of net cash expected to be contributed by Standard BioTools;

•
the Special Committee’s view, following a review with Standard BioTools’ management and its advisors of Treeline’s current development and clinical trial plans, of the likelihood that the combined company would possess sufficient cash resources at Closing to fund Treeline’s operations into the year 2029;

•
the potential for legacy Standard BioTools’ stockholders to receive additional value following the Closing pursuant to the CVR Agreement, which preserves for legacy Standard BioTools stockholders the potential value from the following sources, in each case less any deductions permitted under the CVR Agreement: (i) the proceeds of any sale, disposition or other monetization of Standard BioTools’ legacy businesses; (ii) proceeds from convertible notes or other investments held by Standard BioTools as of the Closing Date; (iii) earnout, milestone, royalty or other similar contingent payments due to Standard BioTools under contracts in effect as of the Closing Date, including any payments from Illumina in respect of the SomaLogic Transaction; and (iv) any surplus in Standard BioTools’ net cash delivered at Closing as finally determined under the Merger Agreement;

•
that Standard BioTools’ stockholders will continue to have ongoing equity participation in Standard BioTools following the Transactions and will be able to participate in the combined company’s potential future earnings and growth and to benefit from increases, if any, in the value of the shares of combined company common stock;

•
the Special Committee’s belief, which was reinforced by the limited interest from potential counterparties resulting from a thorough review of strategic alternatives by Standard BioTools, that the potential transaction with Treeline was the most favorable transaction available to Standard BioTools;

•
the Special Committee’s belief, after extensive discussions with Standard BioTools management, financial advisors and legal counsel, that the potential transaction with Treeline is more favorable to Standard BioTools stockholders than the potential value that might have resulted from other strategic alternatives available to Standard BioTools, including the standalone operating plan or a liquidation or dissolution of Standard BioTools and the distribution of any available cash to its stockholders;

•
the financial analysis reviewed by UBS with the Special Committee as well as the oral opinion of UBS rendered to the Special Committee on June 5, 2026, which was subsequently confirmed by delivery of a written opinion dated June 5, 2026, to the effect that, as of that date and based upon, and subject to, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by UBS in connection with its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to Standard BioTools, as more fully described below under the caption “The Merger – Opinion of Standard BioTools Special Committee’s Financial Advisor”; and

•	the terms and conditions of the Merger Agreement, as discussed in more detail in the section of this proxy statement/prospectus captioned “Merger Agreement.”
The Special Committee also considered the factors discussed below, relating to the procedural safeguards that it believes were and are present to ensure the fairness of the Transactions to Standard BioTools stockholders. The Special Committee believes such factors support its determinations and recommendations and provide assurance of the procedural fairness of the Transactions:
•
the authority granted to the Special Committee by the Standard BioTools Board to negotiate the terms and conditions of the definitive agreement with respect to the Transactions, or to determine not to pursue the Transactions, and the fact that the Standard BioTools Board delegated to the Special Committee the full power and authority of the Standard BioTools Board to, among other things, explore, consider, evaluate, review, negotiate and approve or reject any potential transaction in which the counterparty was an entity in which Casdin Capital, LLC (together with its affiliates, “Casdin Capital”) held an economic interest;

•
that the Merger Agreement provides that for all purposes under the Merger Agreement and the other agreements contemplated by the Merger Agreement, Standard BioTools and the Standard BioTools Board will act only as authorized and approved by, or in accordance with the recommendation of, as applicable, the Special Committee;

•
that the Closing is conditioned upon (i) the approval of the Share Issuance, by the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present in person or represented by proxy at the Special Meeting and entitled to vote on such matter and (ii) the approval of the Charter Amendment by the affirmative vote of the holders of Standard BioTools’ capital stock entitled to vote thereon, voting as a single class, by a majority of the votes cast for or against such matter;

•
the ability of the Standard BioTools Board or the Special Committee, under certain circumstances, to effect a Parent Change in Recommendation in response to a Parent Superior Proposal, subject to Standard BioTools paying Treeline the Parent Termination Fee if Treeline terminates the Merger Agreement as a result of such Parent Change in Recommendation;

•
the ability of the Standard BioTools Board or the Special Committee, under certain circumstances, to make a Parent Board Recommendation Change in response to a Parent Intervening Event if the Standard BioTools Board or the Special Committee, as applicable, determines in good faith, after consultation with outside financial advisors and outside legal counsel, that the failure to make a Parent Change in Recommendation would be inconsistent with the fiduciary duties of the Standard BioTools Board to holders of Standard BioTools’ capital stock under applicable law, subject to Standard BioTools paying Treeline the Parent Termination Fee if Treeline terminates the Merger Agreement as a result of such Parent Change in Recommendation;

•	that the Parent Termination Fee is $16.1 million, which is equal to 3.5% of the equity value of Standard BioTools at the transaction price;
•
the Special Committee’s belief that the Parent Termination Fee payable to Treeline in certain circumstances was reasonable in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement;

•
the fact that, in the event of a Parent Change in Recommendation, the total shares subject to voting commitments under the Voting Agreements would not exceed 30% of Standard BioTools shares entitled to vote;

•
that the members of the Special Committee will not personally benefit from the consummation of the Transactions, in a manner different from Standard BioTools stockholders, except for indemnification and continuing directors and officers liability insurance coverage;

•	that the Special Committee held 14 formal meetings to discuss and evaluate the potential transaction with Treeline and that each member of the Special Committee was actively engaged in the process;
•	that the Special Committee retained and received the advice of (i) UBS as its financial advisor and (ii) Freshfields as its legal advisor; and

•
that the financial and other terms and conditions of the Transactions were the product of extensive negotiations between the Special Committee, with the assistance of its financial and legal advisors, on the one hand, and Treeline and its representatives, on the other hand.

In the course of reaching the determination described in the section of this proxy statement/prospectus captioned “—Recommendation of the Special Committee and the Standard BioTools Board”, the Special Committee also considered and balanced, in consultation with its own financial and legal advisors, the factors that weighed in favor of the Transactions against a variety of potentially negative factors, uncertainties and risks in its deliberations concerning the Merger Agreement and the Transactions, which are not intended to be exhaustive and are not presented in any relative order of importance:
•
the early-stage nature of Treeline’s clinical trials and the risks and uncertainties associated with the development and commercialization of Treeline’s products, as well as other scientific, technical and regulatory risks and uncertainties, and the risk that Treeline may not achieve its financial forecasts and prospects;

•	the scientific, technical, regulatory and other risks and uncertainties associated with Treeline’s business;
•
the risks and costs to Standard BioTools of the pendency of the Transactions or if the Transactions do not close in a timely manner or at all, including negative effects on the trading price of the shares of Standard BioTools Common Stock or on the reputation of Standard BioTools, the potential effect of the diversion of management and employee attention from Standard BioTools’ business, the substantial expenses which Standard BioTools will have incurred, and the potential adverse effect on the relationship of Standard BioTools with its employees, agents, customers and other business contacts;

•
the restrictions on the conduct of Standard BioTools’ business prior to the consummation of the Transactions, requiring Standard BioTools to conduct its business in the ordinary course, which may delay or prevent Standard BioTools from undertaking certain business opportunities or strategic transactions that may arise or any other actions Standard BioTools would otherwise take with respect to its operations pending consummation of the Transactions;

•
that the Exchange Ratio is determined based upon Standard BioTools’ net cash position at the closing of the Transactions, which could result in a less favorable Exchange Ratio in the event Standard BioTools’ net cash position decreases;

•	the risk that the conditions to the parties’ obligations to complete the Transactions may not be satisfied, and as a result, the possibility that the Transactions may not be consummated;
•	the risk that Standard BioTools stockholders may not approve the Proposals at the Special Meeting;
•
the fact that completion of the Transactions is conditioned on certain closing conditions, including that no material adverse effect on Standard BioTools has occurred that is continuing, that are not entirely within Standard BioTools’ control;

•	the prohibition on Standard BioTools to solicit alternative acquisition proposals during the pendency of the Transactions;
•
the fact that, if Treeline terminates the Merger Agreement as a result of a Parent Change in Recommendation, Standard BioTools would be required to pay Treeline the Parent Termination Fee of $16.1 million;

•
the fact that, if the Merger Agreement is terminated due to failure to obtain the Parent Stockholder Approval, Standard BioTools would be required to reimburse certain expenses of Treeline up to a cap of $5 million;

•	the fact that Standard BioTools does not have a right to terminate the Merger Agreement in connection with a Parent Change in Recommendation;
•	the fact that the representations and warranties of Treeline in the Merger Agreement do not survive the Closing and the potential risk of liabilities that may arise post-Closing;
•	the risk that the anticipated benefits of the Transactions might not be realized;

•	the risk of litigation arising from stockholders in respect of the Merger Agreement or the Transactions and the associated costs, burden and inconvenience involved in defending those proceedings;
•	the possibility that the Standard BioTools’ legacy businesses may not be sold or monetized prior to the Closing;
•	the possibility that legacy Standard BioTools stockholders will not receive any consideration under the CVRs and the CVRs may otherwise expire valueless;
•
the lack of availability of appraisal rights under the DGCL to holders of Standard BioTools Common Stock which would not allow holders to seek appraisal of the fair value of their shares of Standard BioTools Common Stock; and

•
the various other risks associated with the combined company and the potential transaction with Treeline, including those described in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in this proxy statement/prospectus.

The above discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but indicates the material matters considered. In reaching its determination and recommendation, the Special Committee did not quantify, rank or assign any relative or specific weight to any of the foregoing factors, and individual members of the Special Committee may have considered various factors differently. The Special Committee did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, supported or did not support its ultimate recommendation. The Special Committee based its unanimous recommendation on the totality of the information presented to, and factors considered by, it. In addition, individual members of the Special Committee may have given differing weights to different factors.
In reaching the determination described in the section of this proxy statement/prospectus captioned “—Recommendation of the Special Committee and the Standard BioTools Board”, the Standard BioTools Board (excluding Mr. Casdin who recused himself from the vote on the Transactions) considered a number of factors, including the factors considered by the Special Committee summarized above and the following material factors, which are not intended to be exhaustive and are not presented in any relative order of importance:
•
the fact that the Special Committee unanimously (i) determined that the potential transaction was advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the transaction documents and the Transactions, (iii) recommended that the Standard BioTools Board approve and authorize the execution and delivery by Standard BioTools of, and performance by Standard BioTools of its obligations under the transaction documents, and the consummation by Standard BioTools of the Transactions, and (iv) recommended that the Standard BioTools Board resolve to recommend approval of the Share Issuance and the Charter Amendment by Standard BioTools stockholders;

•
the procedural fairness of the Transactions, including that the Transactions were extensively negotiated by the Special Committee comprised solely of directors that are independent from Mr. Casdin and Casdin Capital and disinterested with respect to the Transactions, and who are best positioned and able to evaluate and negotiate the potential transaction with Treeline, and that the Special Committee was advised by its own financial and legal advisors; and

•
the opinion of Centerview rendered to the Standard BioTools Board on June 5, 2026, which was subsequently confirmed by delivery of a written opinion dated June 6, 2026, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Standard BioTools, as more fully described below under the caption “The Merger – Opinion of Standard BioTools’ Financial Advisor.”

The above discussion of the information and factors considered by the Standard BioTools Board (excluding Mr. Casdin who recused himself from the vote on the Transactions) is not intended to be exhaustive but indicates the material matters considered. In reaching its determination and recommendation, the Standard BioTools Board (excluding Mr. Casdin who recused himself from the vote on the Transactions) did not quantify, rank or assign any relative or specific weight to any of the foregoing factors, and individual members of the Standard BioTools Board may have considered various factors differently. The Standard BioTools Board (excluding Mr. Casdin who recused himself from the vote on the Transactions) did not undertake to make any specific determination as to whether any specific factor, or any particular aspect of any factor, supported or did not support its ultimate recommendation. The Standard BioTools Board (excluding Mr. Casdin who recused himself from the vote on the Transactions) based its recommendation on the totality of the information presented to, and factors considered by, it. In addition, individual members of the Standard BioTools Board may have given differing weights to different factors.
Recommendation of the Special Committee and the Standard BioTools Board
After due consideration and discussion of the factors that the Special Committee deemed relevant, the Special Committee unanimously (i) determined that the Transactions are advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions and recommended that the Standard BioTools Board approve and declare advisable the Transactions and (iii) recommended that the Standard BioTools Board resolve to recommend the approval of the Share Issuance and the Charter Amendment by Standard BioTools’ stockholders.
At a meeting held on June 5, 2026, among other things, the Standard BioTools Board (i) determined that the Merger Agreement and all other agreements, instruments, certificates and documents required to be delivered in connection therewith (collectively, the “Transaction Documents”), the Merger and the other Transactions contemplated by the Merger Agreement (together with the Merger, the “Transactions”), including (A) the issuance of shares of Standard BioTools Common Stock pursuant to the terms of the Merger Agreement (the “Share Issuance”), and (B) amendments to the Eighth Amended and Restated Certificate of Incorporation of Standard BioTools, as amended (the “Charter Amendment”) to (1) effect a reverse stock split of Standard BioTools’ issued and outstanding common stock at a ratio in the range from 1-for-     to 1-for-    , inclusive, with the final ratio to be mutually agreed to by Standard BioTools and Treeline (the “Reverse Stock Split”) and (2) change the name of Standard BioTools to “Treeline Biosciences Holdings, Inc.”, were advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) authorized, approved, adopted, ratified and confirmed the Merger Agreement and the other Transaction Documents, in each case substantially in the form presented to the Standard BioTools Board, and the consummation of the Merger and the other Transactions, including the Share Issuance, the Reverse Stock Split, and the Charter Amendment and (iii) resolved to recommend the approval of the Share Issuance, the Reverse Stock Split, the Charter Amendment and the adjournment of the Special Meeting, if necessary or appropriate to solicit additional proxies by Standard BioTools stockholders. In addition, at a meeting held on July 14, 2026, among other things, the Standard BioTools Board (i) determined that (A) the Post-Closing Equity Incentive Plan, (B) the Post-Closing ESPP and (C) the Merger-Related Compensation were advisable, fair to and in the best interests of Standard BioTools and its stockholders, (ii) adopted the Post-Closing Equity Incentive Plan and the Post-Closing ESPP, in each case substantially in the form presented to the Standard BioTools Board and subject to the Closing and approval by Standard BioTools stockholders, and (iii) resolved to recommend the approval of the Post-Closing Equity Incentive Plan, the Post-Closing ESPP and, on a nonbinding, advisory basis, the Merger-Related Compensation by Standard BioTools stockholders.
ACCORDINGLY, THE STANDARD BIOTOOLS BOARD RECOMMENDS THAT STANDARD BIOTOOLS STOCKHOLDERS VOTE (1) “FOR” THE SHARE ISSUANCE PROPOSAL, (2) “FOR” THE CHARTER AMENDMENT PROPOSAL, (3) “FOR” THE POST-CLOSING EQUITY INCENTIVE PLAN PROPOSAL, (4) “FOR” THE POST-CLOSING ESPP PROPOSAL, (5) “FOR” THE ADVISORY COMPENSATION PROPOSAL AND (6) “FOR” THE STANDARD BIOTOOLS ADJOURNMENT PROPOSAL.
Treeline’s Reasons for the Merger
In the course of reaching its decision to approve the Merger, the Treeline Board consulted with Treeline’s senior management, legal counsel and financial advisors, and considered a wide variety of factors. Ultimately, the Treeline Board concluded that a merger with Standard BioTools was the best option to generate capital resources to support the advancement of Treeline’s pipeline, fund the combined company and provide Treeline’s stockholders with access to the public capital markets, and that the merger with Standard BioTools offered a superior pathway for doing so as compared to the alternatives considered by the Treeline Board, including an initial public offering.

Additional factors the Treeline Board considered included the following (which factors are not necessarily presented in any order of relative importance):
•
the Merger will potentially expand the access to capital and the range of investors available as a public company to support the preclinical and clinical development of Treeline’s pipeline, compared to the capital and investors Treeline could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Treeline and its pipeline;
•	the historical and current information concerning Treeline’s business, including its financial performance and condition, operations, management and preclinical and clinical data;
•
the current economic, industry, financial, and market conditions affecting Treeline, and the highly competitive and rapidly evolving nature of the biotechnology and biopharmaceutical industries in which Treeline operates, including the competitive environment for private capital formation;

•	the Treeline Board’s fiduciary duties to Treeline stockholders;
•
the Treeline Board’s belief that no alternatives to the Merger were reasonably likely to create greater value for Treeline stockholders, after considering the various financing and other strategic options to enhance stockholder value that were considered by the Treeline Board;

•	the Treeline Board’s expectation that the Merger would be a higher probability and more cost-effective means to access capital than other options considered, including an initial public offering;
•	the expectation that substantially all of Treeline’s employees, including its management, will serve in similar roles at the combined company;
•
the expected operations, management structure and operating plans of the combined company (including the ability to support the combined company’s current and planned preclinical studies and clinical trials);

•	the financial resources, assets and liabilities of Standard BioTools;
•
the availability of appraisal rights under the Delaware General Corporation Law (“DGCL”) to holders of Treeline capital stock who comply with the required procedures under the DGCL, which allow such holders to seek appraisal of the fair value of their shares of Treeline capital stock as determined by the Delaware Court of Chancery;

•	the terms and conditions of the Merger Agreement, including the following:
•
the determination that the expected relative percentage ownership of Standard BioTools stockholders and Treeline stockholders in the combined company was appropriate, based on the Treeline Board’s judgment and assessment of the approximate valuations of Standard BioTools (including the value of the expected Parent Net Cash) and Treeline;

•
the expectation that the Merger will be treated as a reorganization for U.S. federal income tax purposes, with the result that the Treeline stockholders will generally not recognize taxable gain or loss for U.S. federal income tax purposes with respect to the Merger;

•	the limited number and nature of the conditions of Standard BioTools’ obligation to consummate the Merger;
•
the rights of Treeline under the Merger Agreement to consider certain unsolicited acquisition proposals under certain circumstances should Treeline receive a superior offer and to effect a change in recommendation in favor of the Merger as a result of a superior offer;

•
the rights of Treeline under the Merger Agreement to effect a change in recommendation in favor of the Merger as a result of a material development or change in circumstances (i.e., applicable Intervening Events, as defined in the Merger Agreement);

•
the conclusion of the Treeline Board that the potential termination fees payable by Standard BioTools or Treeline to the other party, and the circumstances when such fee may be payable, were reasonable; and

•
the belief that the other terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations, were reasonable in light of the entire transaction;

•
the shares of Standard BioTools Common Stock issued to Treeline stockholders, including shares of Standard BioTools Common Stock issued in exchange for shares of Treeline Common Stock, will be registered on a Form S-4 registration statement and will become freely tradable for Treeline stockholders who are not affiliates of Treeline and who are not parties to lock-up agreements;

•
the Voting Agreements, pursuant to which certain directors, officers and stockholders of Treeline and Standard BioTools, respectively, have agreed, solely in their capacity as stockholders of Treeline and Standard BioTools, respectively, to vote all of their shares of Treeline capital stock or Standard BioTools Common Stock (subject to reduction in the case of Voting Agreements on the part of certain Standard BioTools stockholders, as described in more detail in the section titled “The Special Meeting — Voting Agreements” in this proxy statement/prospectus) in favor of the adoption or approval, respectively, of the Merger Agreement;

•	the ability to obtain a Nasdaq listing and the change of the combined company’s name to Treeline Biosciences Holdings, Inc. prior to or upon the closing of the Merger; and
•	the likelihood that the Merger will be consummated on a timely basis.
The Treeline Board also considered a number of uncertainties and risks in its deliberations concerning the Merger and the other transactions contemplated by the Merger Agreement, including the following:
•
the possibility that the Merger might not be completed and the potential adverse effect of the public announcement of the Merger on the reputation of Treeline and the ability of Treeline to obtain financing in the future in the event the Merger is not completed;

•
the Exchange Ratio used to establish the number of shares of Standard BioTools Common Stock to be issued to Treeline stockholders in the Merger is fixed, except for adjustments due to Parent Net Cash, and thus the relative percentage ownership of Standard BioTools stockholders and Treeline stockholders in the combined company immediately following the completion of the Merger is similarly fixed;

•	the potential reduction of Parent Net Cash prior to the Closing;
•	potential complications in the wind-down of Standard BioTools’ legacy businesses, if such businesses are not sold prior to the closing of the Merger;
•
the possibility that Standard BioTools could, under certain circumstances, consider unsolicited acquisition proposals if superior to the Merger or change its recommendation to approve the Merger upon certain events;

•
the risk that the Merger might not be completed in a timely manner or at all, for a variety of reasons, such as the failure of Standard BioTools to obtain the required stockholder vote, and the potential adverse effect on the reputation of Treeline and the ability of Treeline to obtain financing in the future in the event the Merger is not completed;

•
the costs involved in connection with completing the Merger, the time and effort of Treeline senior management required to complete the Merger, the related disruptions or potential disruptions to Treeline’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Treeline, and related administrative challenges associated with combining the companies;

•
the additional expenses and obligations to which Treeline’s business will be subject to following the Merger that Treeline has not previously been subject to, and the operational changes to Treeline’s business, in each case, that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the Merger and the potential risk of liabilities that may arise post-closing;

•
the risk that future sales of common stock by existing Standard BioTools stockholders may cause the price of Standard BioTools Common Stock to fall, thus reducing the potential value of Standard BioTools Common Stock received by Treeline stockholders following the Merger; and

•	various other risks associated with the combined company and the Merger, including the risks described in the section titled “Risk Factors” in this proxy statement/prospectus.
The foregoing information is not intended to be exhaustive, but is believed to include a summary of all of the material factors considered by the Treeline Board in its consideration of the Merger Agreement and the transactions contemplated thereby. After conducting an overall analysis of these and other factors, including thorough discussions with, and questioning of, Treeline’s senior management and legal counsel, the Treeline Board concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. Based on this overall analysis of the factors described above, the Treeline Board approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.
Opinion of Standard BioTools’ Financial Advisor
On June 5, 2026, Centerview rendered to the Standard BioTools Board its oral opinion, subsequently confirmed in a written opinion dated June 6, 2026, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Exchange Ratio provided for pursuant to the Merger Agreement was fair, from a financial point of view, to Standard BioTools.
The full text of Centerview’s written opinion, dated June 6, 2026, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex B and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety to the full text of Centerview’s written opinion attached as Annex B. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Standard BioTools Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion only addressed the fairness, from a financial point of view, as of the date thereof, to Standard BioTools of the Exchange Ratio provided for pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of Standard BioTools or any other person as to how such stockholder or other person should vote with respect to the Merger or otherwise act with respect to the Transactions or any other matter.
The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:
•	the Merger Agreement dated June 6, 2026;
•	the Form of CVR Agreement;
•	the Annual Report on Form 10-K of Standard BioTools for the fiscal year ended December 31, 2025;
•	certain Quarterly Reports on Form 10-Q of Standard BioTools;
•
audited consolidated balance sheets for Treeline for the fiscal years ended 2024 and 2025 and related audited consolidated statements of income and cash flows for the fiscal years ended 2023, 2024 and 2025;

•	unaudited consolidated balance sheets and related consolidated statements of income and cash flows of Treeline for the fiscal quarters ended March 31, 2025 and March 31, 2026;
•
certain internal information relating to the capitalization, business, operations, earnings, cash flow, assets, liabilities and prospects of Treeline provided by management of Treeline, which is referred to in this summary of Centerview’s opinion as the “Treeline Internal Data”;

•
certain financial forecasts, analyses and projections relating to Treeline prepared by management of Treeline as adjusted by management of Standard BioTools, which as so adjusted is referred to in this summary of Centerview’s opinion as the “Treeline Forecasts”;

•
certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of Standard BioTools, including (a) certain financial forecasts, analyses and projections relating to Standard BioTools prepared by management of Standard BioTools, which are referred to in this summary of Centerview’s opinion as the “Standard BioTools Forecasts” and (b) a liquidation analysis of Standard BioTools prepared by the management of Standard BioTools, which is referred to in this summary of Centerview’s opinion as the “Standard BioTools Liquidation Analysis” and collectively, the “Standard BioTools Internal Data”;

•	certain cost savings projected by the management of Standard BioTools to result from the Transactions, which are referred to in this summary of Centerview’s opinion as “Synergies.”
Centerview also participated in discussions with members of the senior management and representatives of Standard BioTools regarding their assessment of the Treeline Internal Data, the Standard BioTools Internal Data and the Synergies, as appropriate. In addition, Centerview conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.
Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with Standard BioTools’ consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at Standard BioTools’ direction, that the Treeline Internal Data and Standard BioTools Internal Data (including, without limitation, the Treeline Forecasts and Standard BioTools Forecasts) and the Synergies were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Treeline or Standard BioTools, as applicable, as to the matters covered thereby and Centerview relied, at Standard BioTools’ direction, on the Treeline Internal Data, the Treeline Forecasts and Standard BioTools Internal Data (including without limitation the Standard BioTools Liquidation Analysis, but excluding the Standard BioTools Forecasts) and the Synergies for purposes of Centerview’s analysis and opinion. Further, Centerview assumed, at Standard BioTools’ direction that the Standard BioTools Liquidation Analysis had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Standard BioTools as to the expected realizable value of Standard BioTools’ assets, assuming an orderly liquidation of such assets and the remaining amounts estimated to be available upon completion of such liquidation for distribution to holders of Standard BioTools’ shares and Centerview relied, at Standard BioTools’ direction, on the Standard BioTools Liquidation Analysis for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Treeline Internal Data, the Treeline Forecasts, the Standard BioTools Internal Data (including, without limitation, the Standard BioTools Forecasts and the Standard BioTools Liquidation Analysis) or the Synergies or the assumptions on which they were based. In addition, at Standard BioTools’ direction, Centerview assumed that there will be no Parent Net Cash Shortfall or Parent Net Cash Surplus (each, as defined in the Merger Agreement) and that the adjustment to the valuation of Standard BioTools for purposes of the Exchange Ratio in the Merger Agreement will result in a valuation of Standard BioTools of $465,700,000. In addition, at Standard BioTools’ direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Standard BioTools or Treeline, nor was Centerview furnished with any such evaluation or appraisal (other than the Standard BioTools Liquidation Analysis), and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Standard BioTools or Treeline. Centerview assumed, at Standard BioTools’ direction, that (i) the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Merger Agreement reviewed by Centerview, (ii) the representations and warranties made by Standard BioTools and Treeline in the Merger Agreement and related agreements were and will be true and correct in all respects material to Centerview’s analysis, and (iii) there would be no adjustments to the consideration that would be material to Centerview’s analysis or its opinion. Centerview also assumed, at Standard BioTools’ direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview also assumed, at Standard BioTools’ direction, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of Standard BioTools, Treeline or any other person, or the ability of Standard BioTools or such other person to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.
Centerview’s opinion expressed no view as to, and did not address, Standard BioTools’ underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to Standard BioTools or in which Standard BioTools might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to Standard BioTools of the Exchange Ratio provided for pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, the CVRs, the CVR Agreement, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of Standard BioTools or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Standard BioTools, Treeline or any party, or class of such persons in connection with the Transactions, whether relative to the Exchange Ratio provided for pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview expressed no view or opinion as to any consequence that may result from the Transactions, including as to the price at which Standard BioTools’ shares will trade at any time, including following the announcement or consummation of the Transactions. Centerview’s opinion does not constitute a recommendation to any stockholder of Standard BioTools or any other person as to how such stockholder or other person should vote or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Standard BioTools Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Summary of Centerview Financial Analysis
The following is a summary of the material financial analyses prepared and reviewed with the Standard BioTools Board in connection with Centerview’s opinion, dated June 6, 2026. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of Standard BioTools or Treeline or a combination thereof. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Standard BioTools or any other parties to the Transactions. None of Treeline, Standard BioTools, Merger Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Treeline do not purport to be appraisals or reflect the prices at which Treeline may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 5, 2026 (the last trading day before the public announcement of the Transaction) and is not necessarily indicative of current market conditions.
At the direction of the Standard BioTools Board, Centerview assumed for purposes of its financial analyses and opinion to the Standard BioTools Board, that the Exchange Ratio provided for in the Merger pursuant to the Merger Agreement would be equal to 11.6997 shares of Standard BioTools common stock for each share of Treeline capital stock, which assumed, among other things, that the valuation of Standard BioTools for purposes of the Exchange Ratio in the Merger Agreement will result in a valuation of Standard BioTools of approximately $465,700,000 and the valuation of Treeline for purposes of the Exchange Ratio in the Merger Agreement will result in a valuation of Treeline of approximately $2,542,600,000.
Standard BioTools Liquidation Analysis
Centerview reviewed and considered the Standard BioTools Liquidation Analysis prepared by management of Standard BioTools and noted that the estimates of future cash distributable to Standard BioTools’ stockholders therein resulted in an aggregate implied equity value for Standard BioTools at the time of such distribution of approximately $468,000,000. Centerview divided the foregoing equity value by the number of fully diluted outstanding shares of Standard BioTools common stock (determined using the treasury stock method), based on information provided by management of Standard BioTools as set forth in the Standard BioTools Internal Data. This analysis resulted in an implied equity value of Standard BioTools common stock of $1.14 per share.
Treeline Discounted Cash Flow Analysis
Centerview performed a discounted cash flow analysis of Treeline based on the Treeline Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.
In performing this analysis, Centerview calculated a range of equity values for shares of Treeline common stock by (a) discounting to present value as of June 30, 2026 using discount rates ranging from 12.0% to 15.0% (reflecting Centerview’s analysis of Treeline’s weighted average cost of capital): (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Treeline over the period beginning on July 1, 2026 and ending on December 31, 2050, utilized by Centerview based on the Treeline Forecasts and (ii) an implied terminal value of Treeline, and (b) adding to the foregoing results (i) Treeline’s estimated cash balance as of June 30, 2026, (ii) estimated tax savings from usage of Treeline’s estimated federal net operating losses and (iii) the estimated net impact on Treeline of future capital raising transactions (net of dilution), as set forth in the Treeline Forecasts.
This analysis resulted in a range of implied equity values of Treeline of $3,040 million to $4,205 million. Centerview divided the foregoing equity values by the number of fully diluted outstanding shares of Treeline common stock (determined using the treasury stock method), based on information provided by management of Treeline as set forth in the Treeline Internal Data. This analysis resulted in a range of implied equity values of Treeline common stock of $15.88 to $21.89 per share.
Relative Valuation Analysis
Based upon a comparison of the implied equity value of Standard BioTools pursuant to the liquidation analysis described above and the range of implied equity values for Treeline pursuant to the discounted cash flow analysis described above , Centerview calculated a range of implied exchange ratios for the Merger. With respect to the range of exchange ratios, the higher ratio assumes the higher implied value per share of Treeline common stock divided by the implied value per share of Standard BioTools common stock, and the lower ratio assumes the lowest implied value per share of Treeline common stock divided by the implied value per share of Standard BioTools common stock.

	Implied Equity Value/ Exchange Ratio	Price Per Share
Discounted Cash Flow Analysis of Treeline	$3,040.00 – 4,205.00	$15.88 – 21.89
Liquidation Value of Standard BioTools	$468.00	$1.14
Implied Exchange Ratio	13.9676x – 19.2152x

Centerview then compared the implied range of exchange ratios set forth above to the Exchange Ratio pursuant to the Merger Agreement of 11.6997x.
Value Creation Analysis
Centerview compared the estimated liquidation value of the stand-alone Standard BioTools to the pro forma value of the surviving entity after giving effect to the Transactions, including the pro forma ownership of Standard BioTools equityholders of 15.5% as a result of the Exchange Ratio pursuant to the Merger. Centerview determined the pro forma surviving entity equity value by calculating the sum of (i) the estimated liquidation value for Standard BioTools, (ii) the equity value of Treeline using the midpoint value determined in Centerview’s discounted cash flow analysis and (iii) the net present value of the Synergies (consisting of financing costs avoided, net of transaction fees). The value creation analysis, at the Exchange Ratio, yielded accretion to the Standard BioTools stockholders of 33% (not taking into account the Synergies) and 40% (taking into account the Synergies) as compared to Standard BioTools’ stand-alone value.
General
The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.
Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Standard BioTools Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board of Directors or management of Standard BioTools with respect to the Exchange Ratio or as to whether the Standard BioTools Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between Standard BioTools and Treeline and was approved by the Standard BioTools Board and Treeline. Centerview provided advice to Standard BioTools during these negotiations. Centerview did not, however, recommend any specific amount of consideration to Standard BioTools or its Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.
Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, Centerview had been engaged to provide financial advisory services to Standard BioTools, including in connection with Standard BioTools’ sale of its SomaLogic business to Illumina, Inc. in 2025, and Centerview received between $10 million and $15 million in compensation from Standard BioTools for such services during such period. In the two years prior to the date of its written opinion, Centerview had been engaged to provide financial advisory services unrelated to Standard BioTools to two companies in which affiliates of Casdin Capital, LLC (“Casdin Capital”), a significant minority stockholder of Standard BioTools, held a significant minority equity interest, and Centerview received between $20 million and $25 million in compensation from one such company, and expects that it could receive between $20 million and $25 million in compensation from the other such company in the future. In the two years prior to the date of its written opinion, Centerview had been engaged to provide financial advisory services unrelated to Standard BioTools to Inhibrx, Inc. (“Inhibrx”) in connection with Inhibrx’s sale to Sanofi in 2024 and to RayzeBio, Inc. (“RayzeBio”) in connection with RayzeBio’s sale to Bristol-Myers Squibb in 2024, both companies in which affiliates of Viking Global Investors LP (“Viking Global”), a significant minority stockholder of Standard BioTools, held a significant minority equity interest, and Centerview received between $40 million and $50 million in compensation from Inhibrx and received between $80 million and $90 million in compensation from RayzeBio in connection with such engagements. In the two years prior to the date of its written opinion, Centerview had not been engaged to provide financial advisory or other services to Treeline, and Centerview did not receive any compensation from Treeline during such period. Centerview may provide financial advisory and other services to or with respect to Standard BioTools, Treeline, Casdin Capital, Viking Global, or their respective affiliates, including portfolio companies of Casdin Capital and Viking Global in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, Standard BioTools, Treeline, Casdin Capital, or Viking Global, or any of their respective affiliates, including portfolio companies of Casdin Capital and Viking Global, or any other party that may be involved in the Transactions.
The Standard BioTools Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s expertise and reputation in advising healthcare and healthcare technology companies in strategic transactions and Centerview’s historical representation of and familiarity with Standard BioTools.
In connection with Centerview’s services as the financial advisor to the Standard BioTools Board, Standard BioTools has agreed to pay Centerview (i) a fee of $3 million in connection with the rendering of Centerview’s opinion (the “Opinion Fee”), (ii) a transaction fee of $11 million against which the Opinion Fee can be credited and (iii) a discretionary fee of up to $1.5 million, to be determined solely by Standard BioTools. In addition, Standard BioTools has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.
Opinion of Standard BioTools Special Committee’s Financial Advisor
UBS was retained by the Special Committee to act as financial advisor in connection with the Transactions. As part of that engagement, the Special Committee requested that UBS render an opinion as to the fairness, from a financial point of view, to Standard BioTools of the Exchange Ratio provided for in the Merger. On June 5, 2026, at a meeting of the Special Committee held to evaluate the Merger Agreement and the transactions contemplated thereby, including the Merger, UBS delivered to the Special Committee an oral opinion, which opinion was confirmed by delivery of a written opinion dated as of June 5, 2026, to the effect that, as of that date and based upon, and subject to, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by UBS in connection with its opinion, the Exchange Ratio provided for in the Merger was fair, from a financial point of view, to Standard BioTools.
The full text of UBS’s opinion describes the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by UBS. UBS’s opinion is attached to this proxy statement/prospectus as Annex C and is incorporated herein by reference. UBS’s opinion was provided for the benefit of the Special Committee in connection with, and for the purpose of, its evaluation of the Exchange Ratio and addresses only the fairness, from a financial point of view, to Standard BioTools of the Exchange Ratio provided for in the Merger. UBS’s opinion does not address the relative merits of the Transactions as compared to other business strategies or transactions that might be available to Standard BioTools, or Standard BioTools’ underlying business decision to effect the Transactions. UBS’s opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transactions. Holders of Standard BioTools Common Stock are encouraged to read UBS’s opinion carefully and in its entirety. The following summary of UBS’s opinion is qualified in its entirety by reference to, and should be read in conjunction with, the full text of UBS’s opinion.

In arriving at its opinion, UBS, among other things:
•	reviewed certain publicly available business and financial information relating to Treeline and Standard BioTools;
•
reviewed certain internal financial information and other data relating to the business and financial prospects of Treeline that were provided to UBS by the management of Standard BioTools that were not publicly available, including financial forecasts and estimates prepared by the management of Treeline as adjusted by the management of Standard BioTools that Standard BioTools directed UBS to utilize for purposes of its analysis (the “Treeline Projections”);

•
reviewed certain internal financial information and other data relating to the business and financial prospects of Standard BioTools that were provided to UBS by the management of Standard BioTools that were not publicly available, including financial forecasts and estimates with respect to Standard BioTools on a standalone basis as a going concern prepared by the management of Standard BioTools (the “Going Concern Projections”) and a wind-down analysis of Standard BioTools prepared by the management of Standard BioTools (“Standard BioTools wind-down analysis” (as defined below));

•
reviewed certain estimates as to the amount of the Parent Net Cash Surplus, if any, and the Parent Net Cash Shortfall, if any, in each case, prepared by the management of Standard BioTools and that Standard BioTools directed UBS to utilize for purposes of its analysis (“Standard BioTools Net Cash Estimates”);

•	conducted discussions with members of the senior management of Standard BioTools concerning the businesses and financial prospects of Standard BioTools and Treeline;
•	performed a discounted cash flow analysis of Treeline in which UBS analyzed the future cash flows of Treeline using the Treeline Projections;
•	reviewed publicly available financial and stock market data with respect to certain other companies UBS believed to be generally relevant;
•	reviewed a draft, dated June 5, 2026, of the Merger Agreement; and
•	conducted such other financial studies, analyses and investigations, and considered such other information, as UBS deemed necessary or appropriate.
In connection with its review, with the consent of the Special Committee, UBS assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by UBS for the purpose of its opinion. In addition, with the consent of the Special Committee, UBS did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Standard BioTools or Treeline, nor was UBS furnished with any such evaluation or appraisal (other than the Standard BioTools wind-down analysis). With respect to Treeline Projections and Standard BioTools Net Cash Estimates, UBS assumed, at the direction of the Special Committee, that they had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Special Committee and the management of Standard BioTools as to the future financial performance or status of Standard BioTools and Treeline and the other matters covered thereby. In addition, UBS assumed, with the approval of the Special Committee, that Treeline Projections and Standard BioTools Net Cash Estimates will be achieved at the times and in the amounts projected. Further, UBS expressed no view or opinion with respect to Treeline Projections, the Going Concern Projections, the Standard BioTools wind-down analysis or Standard BioTools Net Cash Estimates or the assumptions on which they are based. UBS relied on the assessments of the management of Standard BioTools as to, among other things, the product pipeline, future products, technology and intellectual property of Treeline, including the viability of and risks associated with such product pipeline, future products, technology and intellectual property. The Special Committee advised UBS, and at the direction of the Special Committee UBS relied upon and assumed that (a) Standard BioTools’ assets and liabilities are comprised solely of cash and certain operating assets and related liabilities; and (b) (i) Standard BioTools had suffered significant recurring losses from operations, (ii) Standard BioTools’ management prepared the Going Concern Projections and the Standard BioTools wind-down analysis and (iii) the Board and the Special Committee determined that the Standard BioTools wind-down analysis reflects the best currently available estimates and judgments as to the future financial performance of Standard BioTools on a standalone basis and that the Going Concern Projections do not reflect the best currently available estimates and judgments as to the future financial performance of Standard BioTools on a standalone basis. UBS also assumed, with the consent of the Special Committee, that the Transactions will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. UBS’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to UBS as of, the date of its opinion.
At the direction of the Special Committee, UBS was not asked to, and UBS did not, offer any opinion as to the terms, other than the Exchange Ratio to the extent expressly specified in UBS’s opinion, of the Merger Agreement or any related documents or the form of the Transactions, including, but not limited to, any of the Closing Dividend (as defined below), Legacy Transaction or Reverse Stock Split, the CVRs, the CVR Agreement, the Voting Agreements or the Lock-Up Agreements. In addition, UBS expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, relative to the Exchange Ratio. UBS expressed no opinion as to what the value of Standard BioTools Common Stock or CVRs will be when issued pursuant to the Transactions or the price at which Standard BioTools Common Stock will trade at any time. In rendering its opinion, UBS assumed, with the consent of the Special Committee, that (i) the final executed form of the Merger Agreement would not differ in any material respect from the draft that UBS reviewed, (ii) the parties to the Merger Agreement will comply with all material terms of the Merger Agreement and the CVR Agreement, as applicable, and (iii) the Transactions will be consummated in accordance with the terms of the Merger Agreement and the CVR Agreement without any adverse waiver or amendment of any material term or condition thereof. UBS also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any material adverse effect on Standard BioTools, Treeline or the Transactions. The issuance of UBS’s opinion was approved by an authorized committee of UBS.
In connection with rendering its opinion to the Special Committee, UBS performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by UBS in connection with its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description.
UBS believes that its analysis and the summary below must be considered as a whole and that selecting portions of its analysis and factors, or focusing on information presented in tabular format, without considering all analyses and factors or the full narrative description of the analyses, could create a misleading or incomplete view of the processes underlying UBS’s analyses and opinion. UBS did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion, but rather arrived at its ultimate opinion based on results of all analyses undertaken by it and assessed as a whole.
The Treeline Projections, Standard BioTools Net Cash Estimates and Standard BioTools wind-down analysis, and the estimates of the future financial performances reflecting such estimates, in or underlying UBS’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, UBS considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Standard BioTools and Treeline. Estimates of the financial value of companies do not purport to be appraisals or necessarily reflect the prices at which companies may actually be sold.
The Exchange Ratio was determined through negotiation between Standard BioTools and Treeline, and the decision by the Special Committee to approve the Merger Agreement was solely that of the Special Committee. UBS’s opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Merger, and should not be viewed as determinative of the views of the Special Committee with respect to the Merger Agreement, the transactions contemplated thereby, including the Merger, or the Exchange Ratio.
The following is a brief summary of the material financial analyses performed by UBS and reviewed with the Special Committee on June 5, 2026, in connection with UBS’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand UBS’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of UBS’s financial analyses.

The following summary does not purport to be a complete description of the financial analyses performed by UBS. The following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 4, 2026, and is not necessarily indicative of current or future market conditions.
For purposes of its financial analyses, UBS calculated the projected exchange ratio at closing of the Transactions (“Projected Exchange Ratio”) of 11.6997x by (a) calculating the fully diluted equity value of Treeline by adding the Aggregate Treeline Exercise Price (as defined in the Merger Agreement) of approximately $43 million, per Standard BioTools’ management, to $2,500 million, per the Merger Agreement and Standard BioTools’ management, (b) calculating the fully diluted equity value of Standard BioTools by adding the Aggregate Standard BioTools Exercise Price (as defined in the Merger Agreement) of approximately $6 million, per Standard BioTools’ management, to $460 million, per the Merger Agreement and Standard BioTools’ management (assuming a Standard BioTools Net Cash Surplus and Standard BioTools Net Cash Shortfall each of $0 per the Standard BioTools Net Cash Estimates), (c) dividing the fully diluted equity value of Treeline and the fully diluted equity value of Standard BioTools, respectively, by the fully diluted shares outstanding of Treeline Capital Stock of approximately 194.1 million and the fully diluted shares outstanding of Standard BioTools Common Stock of approximately 415.9 million, respectively, in each case per Standard BioTools’ management, to derive an implied value per share of Treeline Capital Stock of $13.10 and an implied value per share of Standard BioTools Common Stock of $1.12 and (d) dividing the implied value per share of Treeline Capital Stock by the implied value per share of Standard BioTools Common Stock.
Discounted Cash Flow Analysis
UBS performed a discounted cash flow analysis (“DCF Analysis”) of Treeline on a standalone basis using Treeline Projections. UBS calculated a range of implied present values, as of June 30, 2026, of the standalone after-tax unlevered free cash flows that Treeline is forecasted to generate from July 1, 2026, through December 31, 2050, as set forth in Treeline Projections, using discount rates ranging between 15.0% and 17.0%, based on UBS’ estimate of Treeline’s weighted average cost of capital, which is referred to as “WACC”. UBS also calculated estimated terminal values for Treeline by applying perpetuity growth rates ranging from (30)% to 0% to Treeline’s terminal year after-tax unlevered free cash flow. The estimated terminal values were then discounted to present value as of June 30, 2026 using discount rates ranging from 15.0% to 17.0%, based on UBS’ estimate of Treeline’s WACC. UBS then derived a reference range of implied equity values for Treeline of $2,595 million to $3,270 million from the implied enterprise value reference range resulting from the sum of such present values, by adding Treeline’s projected cash of approximately $510 million, as of June 30, 2026 and per Standard BioTools’ management, and the Aggregate Treeline Exercise Price of approximately $43 million, per Standard BioTools’ management, to derive a range of implied fully diluted equity values for Treeline of $2,638 million to $3,313 million. UBS then divided the range of implied fully diluted equity values of Treeline by the number of fully diluted shares outstanding of Treeline Capital Stock of approximately 194.1 million, as provided by Standard BioTools’ management. This analysis indicated a range of implied values per share of Treeline of $13.59 to $17.07.
Exchange Ratio Implied by DCF Analysis
Using the range of implied values per share of Treeline Capital Stock derived from the DCF Analysis and the implied value per share of Standard BioTools Common Stock calculated as described above, UBS calculated the ratio of the lowest implied value per share of Treeline Capital Stock to the implied value per share of Standard BioTools Common Stock and the ratio of the highest implied value per share of Treeline Capital Stock to the implied value per share of Standard BioTools Common Stock, which indicated a range of implied exchange ratios of 12.1378x to 15.2438x, as compared to the Projected Exchange Ratio of 11.6997x.
Comparable Company Analysis
UBS reviewed publicly available Wall Street research analysts’ estimates, public filings and other publicly available financial and stock market information of the below early-stage oncology companies with multiple assets that UBS in its professional judgment considered generally relevant to Treeline for purposes of its financial analyses, which companies are referred to as the “Selected Companies” and which analysis is referred to as the “Comparable Company Analysis”. The data reviewed included each Selected Company’s enterprise value or “EV” (defined as equity market value less cash, cash equivalents and equity investments, plus total debt (as applicable)).

Selected Companies	Enterprise Value ($M)
Erasca, Inc.	$4,221
Tango Therapeutics, Inc.	$3,280
Monte Rosa Therapeutics, Inc.	$1,249
Nurix Therapeutics, Inc.	$1,207
ORIC Pharmaceuticals, Inc.	$474
BridgeBio Oncology Therapeutics, Inc.	$273
C4 Therapeutics, Inc.	$509

Using its professional judgment and experience, UBS selected an implied EV range for Treeline of $474 million to $3,280 million, which represents the 25th percentile and 75th percentile of the Selected Companies’ EVs, respectively, and added to the implied range of EVs Treeline’s projected cash of approximately $510 million, as of June 30, 2026 and per Standard BioTools’ management, to derive a range of implied equity values of Treeline of $985 million to $3,791 million. UBS then added the Aggregate Treeline Exercise Price of approximately $43 million, per Standard BioTools’ management, to the range of implied equity values of Treeline to derive an implied fully diluted equity value range of $1,028 million to $3,834 million. UBS then divided the range of implied fully diluted equity values of Treeline by the number of fully diluted shares outstanding of Treeline Capital Stock of 194.1 million. This analysis indicated a range of implied values per share of Treeline Capital Stock of $5.29 to $19.75.
Exchange Ratio Implied by Comparable Company Analysis
Using the range of implied values per share of Treeline Capital Stock derived from the Comparable Company Analysis and the implied value per share of Standard BioTools Common Stock calculated as described above, UBS calculated the ratio of the lowest implied value per share of Treeline Capital Stock to the implied value per share of Standard BioTools Common Stock and the ratio of the highest implied value per share of Treeline Capital Stock to the implied value per share of Standard BioTools Common Stock, which indicated a range of implied exchange ratios of 4.7285x to 17.6402x, as compared to the Projected Exchange Ratio of 11.6997x.
No Selected Company is identical to Treeline. In evaluating the Selected Companies, UBS made numerous judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Standard BioTools, Treeline and UBS. Mathematical analysis, such as determining the 25th percentile and 75th percentile, is not in itself a meaningful method of using the Selected Companies’ data.
Standard BioTools Wind-Down Analysis
In addition to performing the foregoing DCF Analysis and Comparable Company Analysis for the purposes of its financial analysis and opinion, for informational purposes, UBS also reviewed with the Special Committee a comparison, from the perspective of the value received by stockholders of Standard BioTools, of the illustrative value indicated by the Standard BioTools wind-down analysis of $468 million, provided by management of Standard BioTools and assuming no Transactions, to the illustrative value to stockholders of Standard BioTools at 15.5% ownership of such stockholders in the pro forma Treeline resulting from the Transactions.
To derive implied equity values of the pro forma company resulting from the Transactions, UBS added to the implied equity value ranges from the DCF Analysis and Comparable Company Analysis of $2,595 million to $3,270 million and $985 million to $3,791 million, respectively, as described above, Standard BioTools’ projected net cash at closing of the Merger of $450 million, per Standard BioTools’ management and the Standard BioTools Net Cash Estimates, which resulted in implied equity values of the pro forma Treeline resulting from the Transactions of $3,045 million to $3,720 million, based on the DCF Analysis, and $1,435 million to $4,241 million, based on the Comparable Company Analysis. UBS then multiplied each range of implied equity values by 15.5% to derive a range of implied equity value to stockholders of Standard BioTools of $471 million to $576 million, based on the DCF Analysis, and $222 million to $657 million, based on the Comparable Company Analysis, in each case as compared to the $468 million of illustrative value indicated by the Standard BioTools wind-down analysis.
Miscellaneous
Under the terms of UBS’s engagement by the Special Committee, Standard BioTools has agreed to pay UBS for its financial advisory services in connection with the proposed transaction an aggregate fee of $5.0 million,

$1.5 million of which became payable upon delivery of UBS’s opinion, $750,000 of which became payable upon execution of the Merger Agreement and the remainder of which is contingent upon consummation of the Transactions. In addition, Standard BioTools has agreed to reimburse certain of UBS’s expenses arising, and indemnify UBS against certain liabilities that may arise, out of UBS’s engagement. UBS Group AG (the indirect parent of UBS) and its subsidiaries, branches and affiliates provide a wide range of commercial banking, investment banking and other activities (including wealth and investment management, corporate finance, subscription lines, asset management, securities issuing, trading and brokerage activities, research and other investment and financial businesses and services). During the period from April 1, 2024 through May 28, 2026, UBS or one of its affiliates acted as financial advisor to a special committee of the Board in connection with the sale of the SomaScan business for which UBS or its affiliates received compensation not in excess of $5.0 million. During the period from April 1, 2024 through May 28, 2026, UBS and/or its affiliates have not provided services to Casdin Capital LLC, a significant shareholder of Standard BioTools (“Casdin”), and/or its affiliates or Treeline and/or its affiliates and have not received compensation therefrom. In the future, UBS and/or its affiliates may provide services to Standard BioTools, Casdin and their respective affiliates and/or Treeline and its affiliates for which UBS and/or its affiliates may receive compensation. In addition, in the ordinary course of business, UBS, its affiliates and their respective employees may currently own or trade or otherwise originate, hedge or enforce interests in loans, debt and/or equity securities of Standard BioTools (including its affiliates), Casdin (including its affiliates) and/or Treeline (including its affiliates) for its own account or for the accounts of customers, and may at any time hold a long or short position in, or security interests over, such securities. As of May 28, 2026, UBS held shares of Standard BioTools Common Stock (including shares of Standard BioTools Common Stock held by UBS Asset Management in discretionary accounts and held on behalf of a client, related to client facilitation or as security) having a market value of approximately $729 thousand as of such date and constituting less than 1% of the outstanding shares of Standard BioTools Common Stock. As of May 28, 2026, UBS did not hold any of the outstanding shares of Treeline Capital Stock or shares of Casdin common stock.
The Special Committee selected UBS as its financial advisor in connection with the Transactions because UBS is an internationally recognized investment banking firm with substantial experience in similar transactions. UBS is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive bids, secondary distributions of listed and unlisted securities and private placements.
Summary of Certain Unaudited Prospective Financial Information
Standard BioTools does not as a matter of course publicly disclose financial projections or forecasts as to future performance, revenues, earnings or other results given, among other things, the unpredictability, uncertainty and subjectivity of the underlying assumptions and estimates inherent in preparing financial projections and forecasts. However, in connection with the transactions contemplated by the Merger Agreement, Standard BioTools’ management prepared and made available to the Special Committee and the Standard BioTools Board in connection with their evaluations of the Merger as described herein, and to Centerview and UBS in connection with their financial analyses and opinions, certain unaudited prospective financial information concerning Treeline (the “Standard BioTools management Treeline projections”) and Standard BioTools (the “Standard BioTools management Standard BioTools projections” and together with the Standard BioTools management Treeline projections, the “Standard BioTools management projections”) on a standalone basis, without giving effect to the Merger, set forth in this section. The Standard BioTools management Treeline projections were prepared by Standard BioTools’ management based on discussions with and materials provided by Treeline to Standard BioTools management; the Standard BioTools management Treeline projections were originally prepared by Treeline’s management and then adjusted by Standard BioTools’ management.
In addition, in connection with the evaluation of the proposed transaction with Treeline, Standard BioTools management prepared an analysis with respect to Standard BioTools’ estimated value to its stockholders in a liquidation scenario, including an estimate of the net cash that would be available for distribution to Standard BioTools shareholders in connection with any such potential future liquidation or dissolution. This wind-down or liquidation analysis was based on certain assumptions and estimates of Standard BioTools regarding asset values, liabilities, wind-down costs and expenses, reserves for contingent liabilities, taxes, estimates for timing and quantum of distributions to stockholders, and other relevant factors relating to the potential winddown of Standard BioTools’ operations (the “Standard BioTools wind-down analysis” and, together with the Standard BioTools management projections, the “unaudited prospective financial information”).

The summaries of the unaudited prospective financial information are not being included in this proxy statement/prospectus to influence any Standard BioTools stockholder’s decision whether to vote for any of the Proposals or for any other related purpose. The summaries of the unaudited prospective financial information are being included in this proxy statement/prospectus because the unaudited prospective financial information was provided to the Special Committee and the Standard BioTools Board in order to evaluate strategic alternatives considered by the Special Committee and the Standard BioTools Board, including the Transactions, and to Centerview and UBS in connection with their evaluation of the Transactions. The unaudited prospective financial information may differ from publicized analyst estimates and forecasts and, in each instance, do not take into account any events or circumstances after the date they were prepared, including the announcement of the Merger and the other Transactions. This unaudited prospective financial information was not prepared with a view toward compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information.
The unaudited prospective financial information, although presented with numerical specificity, is necessarily based on numerous variables, estimates and assumptions that are inherently uncertain, and many of which are beyond Standard BioTools’ control. Modeling and forecasting the future development and commercialization of drug candidates by an emerging biotechnology company is a highly speculative endeavor. Because the unaudited prospective financial information spans multiple years, by their nature they will become subject to greater uncertainty with each successive year and are unlikely to anticipate each circumstance that will have an effect on the combined company’s business and its results of operations. The unaudited prospective financial information was prepared by Standard BioTools’ management based on certain estimates and assumptions with respect to general business, economic, competitive, regulatory, reimbursement and other market and financial conditions and other future events, all of which are difficult to predict and many of which are beyond Standard BioTools’ control. Although Standard BioTools believes its assumptions about Treeline to be reasonable, all financial projections are inherently uncertain, and Standard BioTools expects that differences will exist between actual and projected results. As a result, there can be no assurance that any of the unaudited prospective financial information accurately reflects future trends or, in the case of the Standard BioTools management Treeline projections, accurately estimate the future market for Treeline’s product candidates or future product candidates it may develop. There also can be no assurance that Treeline will obtain the regulatory approvals necessary for the commercialization of any product candidate, or that Treeline’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that Treeline may market or commercialize. The unaudited prospective financial information is subject to many risks and uncertainties, and you are urged to review the section titled “Risk Factors” beginning on page 33 of this proxy statement/prospectus for a description of risk factors relating to the Transactions and Treeline’s business. You should also read the section titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 104 of this proxy statement/prospectus for additional information regarding the risks inherent in forward-looking information such as the unaudited prospective financial information. The unaudited prospective financial information was not reviewed or approved by Treeline’s management, its board of directors or its advisors. In addition, the unaudited prospective financial information will be affected by Treeline’s ability to achieve strategic goals, objectives and targets over the applicable period. Accordingly, there can be no assurance that any of the forecasts shown herein will be realized, and actual results may vary materially from those shown.
The unaudited prospective financial information included in this proxy statement/prospectus has been prepared by, and is the responsibility of, Standard BioTools management. Standard BioTools’ independent registered public accountant has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, does not express an opinion or any other form of assurance with respect thereto. The independent registered public accountant’s report incorporated by reference relates to Standard BioTools’ previously issued financial statements. It does not extend to the prospective financial information and should not be read to do so.
Treeline’s independent registered public accountant has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information, and accordingly does not express any opinion or any other form of assurance with respect thereto.
The unaudited prospective financial information concerning Treeline and Standard BioTools set forth below was developed under the assumption of continued standalone operation and did not give effect to any changes or expenses as a result of the Merger or any other effects of the Merger or any impact should the Merger fail to be consummated. The inclusion of such unaudited prospective financial information does not constitute an admission or representation that the information is material. The inclusion of such unaudited prospective financial information should not be regarded as an indication that Standard BioTools and/or its affiliates, officers, directors, advisors or other representatives or Treeline and/or its affiliates, officers, directors, advisors or other representatives consider such information to be necessarily predictive of actual future events and such information should not be relied upon as such. None of Standard BioTools and/or its affiliates, officers, directors, advisors or other representatives or Treeline and/or its affiliates, officers, directors, advisors or other representatives makes any representation or warranty or gives any stockholder of Standard BioTools, Treeline or any other person any assurance regarding the ultimate performance of Standard BioTools or Treeline compared to the information in any forecasts, the likelihood that actual results will not differ materially from the unaudited prospective financial information, the results of Treeline’s ongoing and planned clinical trials, the potential timing and approval of commercial launch of any future product of Treeline, the effectiveness or marketability of Treeline’s product candidates, or the overall future performance of Standard BioTools or Treeline. In particular, the unaudited prospective financial information set forth below should not be relied upon as public guidance.
You should also note that the unaudited prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The information set forth in this section entitled “— Summary of Certain Unaudited Prospective Financial Information” was prepared utilizing Standard BioTools’ historical internal accounting policies and forecast approach and does not give effect to the adoption of any new accounting pronouncements.
Certain of the measures included in the unaudited prospective financial information set forth below may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Standard BioTools and Treeline may not be comparable to similarly titled amounts used by other companies. Furthermore, there are limitations inherent in non-GAAP financial measures because they exclude charges and credits that are required to be included in a GAAP presentation. Because non-GAAP financial measures do not reflect a comprehensive system of accounting, differ from GAAP measures with the same captions, and may differ from non-GAAP financial measures with the same or similar captions that are used by other companies, non-GAAP measures should be considered as a supplement to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP.
Financial measures provided to a financial advisor are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not provided to Centerview for purposes of its financial analysis as described above in “The Merger — Opinion of Standard BioTools’ Financial Advisor,” to UBS for purposes of its financial analysis described above in “The Merger — Opinion of Standard BioTools Special Committee’s Financial Advisor” or to the Special Committee or Standard BioTools Board in connection with their consideration of the Merger. Accordingly, Standard BioTools has not provided a reconciliation of the non-GAAP financial measures included in the unaudited prospective financial information set forth below.
Standard BioTools’ internally prepared unaudited prospective financial information set forth below was based on estimates, assumptions and judgments made by Standard BioTools management at the time of its preparation and speaks only as of such times. Such unaudited prospective financial information does not take into account any circumstances, transactions or events occurring after the date on which it was prepared. Some or all of the assumptions underlying such information may have changed since the date such information was prepared.
STANDARD BIOTOOLS HAS NOT UPDATED AND DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH INFORMATION ARE NO LONGER APPROPRIATE.
The unaudited prospective financial information set forth below should not be relied upon as necessarily indicative of actual future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on such unaudited prospective financial information.

Standard BioTools Management Treeline Projections
Set forth below is a summary of the Standard BioTools management Treeline risk-adjusted projections, which are select projected financial information for Treeline for fiscal years 2026 through 2050 based on information as prepared by Standard BioTools management in connection with Standard BioTools’ evaluation of the Merger and each of Treeline’s product candidates (in millions):

	Calendar Year Ending Dec 31,
($ in millions)	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E	2049E	2050E
Global Net Revenue(1)		$120	$40	$13	$16	$95	$353	$886	$1,549	$2,223	$2,719	$3,068	$3,321	$3,525	$3,695	$3,833	$3,963	$3,007	$1,720	$1,506	$1,266	$1,203	$1,156	$492	$422
% Growth		n.m.	(67%)	(68%)	29%	477%	273%	151%	75%	44%	22%	13%	8%	6%	5%	4%	3%	(24%)	(43%)	(12%)	(16%)	(5%)	(4%)	(57%)	(14%)
EBIT(2)	($226)	($153)	($265)	($338)	($274)	($241)	$62	$538	$1,120	$1,778	$2,144	$2,506	$2,730	$2,905	$3,047	$3,195	$3,334	$2,435	$1,195	$986	$865	$814	$778	$142	$84
% Margin	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	18%	61%	72%	80%	79%	82%	82%	82%	82%	83%	84%	81%	69%	65%	68%	68%	67%	29%	20%
NOPAT(3)	($226)	($153)	($265)	($338)	($274)	($241)	$59	$510	$1,062	$1,378	$1,587	$1,855	$2,020	$2,150	$2,255	$2,364	$2,467	$1,802	$884	$730	$640	$603	$576	$105	$62
% Margin	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	17%	58%	69%	62%	58%	60%	61%	61%	61%	62%	62%	60%	51%	48%	51%	50%	50%	21%	15%
Unlevered FCF(3)	($226)	($153)	($265)	($338)	($275)	($245)	$46	$481	$1,021	$1,331	$1,544	$1,822	$1,996	$2,132	$2,241	$2,353	$2,457	$1,846	$946	$766	$687	$608	$580	$140	$67
% Margin	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.	13%	54%	66%	60%	57%	59%	60%	60%	61%	61%	62%	61%	55%	51%	54%	51%	50%	28%	16%

Note: “n.m.” indicates negative margin
(1)	Global net revenue includes probability-of-success-adjusted product sales, royalties to Treeline and milestones to Treeline including upfront payments.
(2)
Earnings before interest and taxes (EBIT) gives effect to milestones and royalty payments to partners, research & development expenses, sales & marketing expenses, and general & administrative expenses; burdened by stock based compensation.

(3)	Net operating profit after taxes (NOPAT) and unlevered free cash flow (FCF) include benefit from NOLs.
The Standard BioTools management Treeline risk-adjusted projections included, among other things, key assumptions regarding the risks of clinical trials and regulatory approval, timing of commercial launch, peak sales, pricing, the length of exclusivity of products, costs and expenses, partnering and licensing arrangements and other relevant factors relating to Treeline’s product candidates.
Standard BioTools Management Standard BioTools Projections
Set forth below is a summary of the Standard BioTools management Standard BioTools projections, which are select projected financial information for Standard BioTools, inclusive of the Legacy Business, for fiscal years 2026 through 2030 based on a base case scenario (in millions):

	Base Case Scenario
($ in millions)	2025A	2026E	2027E	2028E	2029E	2030E
Revenue(1)	$85.3	$85.3	$85.4	$85.6	$84.7	$84.2
Revenue Growth	—	0.0%	0.1%	0.2%	(1.0%)	(0.6)%
Adjusted EBITDA (excl. SBC(2))	$(62.6)	$(10.6)	$0.2	$(0.6)	$(1.5)	$(2.6)
Adjusted EBITDA (excluding SBC(2)) Margin	(73.3)%	(12.4)%	0.2%	(0.7)%	(1.7)%	(3.1)%
uFCF (excl. SBC)(3)	$(72)	$(13)	$(3)	$(3)	$(3)	$(5)
SBC(2)	$26	$17	$16	$16	$15	$15

(1)	Total revenue growth from 2025 to 2030 is 0%.
(2)	Represents stock-based compensation.
(3)
Unlevered free cash flow (excluding stock-based compensation) reflects adjusted EBIT, tax-effected at 21% plus depreciation and amortization, changes in net working capital and other cash adjustments and excludes the impact of the estimated 2026 Illumina earn-out and royalties.

The Standard BioTools management Standard BioTools projections included, among other things, key assumptions regarding Standard BioTools’ revenue growth, costs and expenses and other relevant factors relating to Standard BioTools’ current operating business.
Standard BioTools Wind-Down Analysis
The Standard BioTools management also prepared a wind-down analysis estimating the amount of aggregate net cash which could be available for distribution to Standard BioTools stockholders which was shared with the Special Committee, the Standard BioTools Board, Centerview and UBS. The Standard BioTools wind-down analysis estimated the future cash distributable to Standard BioTools stockholders after giving effect to wind-down activities, which resulted in an aggregate implied equity value for Standard BioTools at the time of such distribution of approximately $468 million. Key assumptions in this calculation are that the amount of estimated cash and marketable securities distributable to Standard BioTools stockholders would be reduced by, among other things, net lease liabilities, executive severance related fees and asset sale transaction fees, long-term contracts, accrued liabilities and long-term contract obligations, non-executive severance related fees, and wind-down / restructuring fees.
In light of the foregoing factors and the uncertainties inherent in the unaudited prospective financial information, stockholders are cautioned not to place undue reliance on the unaudited prospective financial information contained herein.
Interests of Standard BioTools Directors and Executive Officers in the Merger
In considering the recommendation of the Standard BioTools Board with respect to the Proposals, Standard BioTools stockholders should be aware that certain members of the Standard BioTools Board and certain executive officers of Standard BioTools may have interests in the Merger that are different from, or in addition to, interests of Standard BioTools stockholders generally. These interests may present them with actual or perceived conflicts of interest and these interests, to the extent material, are described below.
The Standard BioTools Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Standard BioTools stockholders approve the Merger as contemplated by this proxy statement/prospectus. The interests of Standard BioTools’ directors and executive officers include, but are not limited to, the following:
•
      and      , members of the Standard BioTools Board, will continue as directors of the combined company after the Merger and will be eligible to be compensated as directors of the combined company following the Closing in accordance with the combined company’s outside director compensation policy.

•
All outstanding and unvested equity awards issued by Standard BioTools and held by non-employee directors of Standard BioTools will become fully vested at Closing and it is anticipated that the cash retainers payable to such directors for the calendar quarter in which the Closing occurs will be paid without proration.

•
Affiliates of Casdin Capital, LLC own 5.28% of Treeline and will receive a pro rata portion of the Merger consideration. Eli Casdin, a director of Standard BioTools, is the Founder and Chief Investment Officer of Casdin Capital, LLC.

•
The Standard BioTools CIC Severance Plans (as defined below) provide that, in the event of a termination of employment without cause (as defined in the CIC Severance Plans) or a resignation for good reason (as defined in the CIC Severance Plans), in each case, during the period beginning three months before and ending 12 months after a change of control of Standard BioTools, the executive officers of Standard BioTools are entitled to severance benefits, which include, among other things, a lump sum payment of cash severance and pro-rated annual target bonus and accelerated vesting of any outstanding and unvested equity awards held by the executive officer.

•
The Standard BioTools Options that were granted to Standard BioTools executive officers between 2024 and 2026 will be amended to extend the post-employment exercise period to a date that is 30 months following the executive’s separation date.

•
Treeline and Sean Mackay, Standard BioTools’ Chief Business Officer, have commenced discussions regarding a possible transition consulting arrangement pursuant to which, following the Closing, Mr. Mackay would provide transition consulting services to the combined company for a period of approximately six months. The terms of any such arrangement have not been finalized and there is no assurance that such an agreement will be entered into.

•	Under the Merger Agreement, Standard BioTools’ directors and executive officers are entitled to continued indemnification, expense reimbursement and insurance coverage.
Continuing Directors
As of the Effective Time,       and      , members of the Standard BioTools Board, will continue as directors after the Merger, and, following the Closing,       and       will be eligible to be compensated as directors of the post-Closing combined company pursuant to the combined company director compensation policy that is expected to remain in place following the Merger.

Ownership Interests
As of June 3, 2026, Standard BioTools’ current directors and executive officers beneficially owned, in the aggregate, approximately 28.02% of the outstanding shares of Standard BioTools Common Stock, as described in “Security Ownership of Certain Beneficial Owners and Management of Standard BioTools.”
Treatment of Equity Awards Held by Directors and Executive Officers
The following table sets forth, for each Standard BioTools director and executive officer, the number of vested and unvested Standard BioTools Options and unvested Standard BioTools RSUs held by the director or executive officer as of June 3, 2026 (including any such Standard BioTools RSUs approved but not yet effective as of such date). Depending on when the Closing Date occurs, certain Standard BioTools Options or Standard BioTools RSUs shown in the table may vest in accordance with their terms prior to the Closing Date, or may be exercised or forfeited (upon a termination of service) and additional Standard BioTools Options and Standard BioTools RSUs may be granted prior to the Closing Date. The values of the Standard BioTools RSUs are calculated based on a per share value of $0.876, the average closing market price of Standard BioTools Common Stock over the first five trading days following the first public announcement of the transactions contemplated by the Merger Agreement, without giving effect to the proposed Reverse Stock Split. Standard BioTools Options held by the non-employee directors and named executive officers of Standard BioTools have exercise prices that are higher than $0.876 per share and, accordingly, no value is ascribed to such Standard BioTools Options.

Name	Vested but Unexercised Stock Options (#)	Unvested Stock Options (#)	Unvested RSUs (#)	Value of unvested RSUs ($)
Non-Employee Directors
Thomas Carey	435,425	67,178	133,053	116,554
Eli Casdin	432,841	10,472	134,335	117,677
Troy Cox	1,399,587	46,170	145,448	127,412
Fenel Eloi	222,781	10,472	112,614	98,650
Kathy Hibbs	341,725	61,942	94,592	82,863
Franklin Witney, Ph.D.	288,753	10,472	94,592	82,863
Executive Officers
Michael Egholm, Ph.D.	6,358,387	4,549,226	5,294,204	4,637,723
Hanjoon Alex Kim	2,196,814	1,405,601	2,202,246	1,929,167
Sean Mackay	470,296	1,164,444	1,248,748	1,093,903

The Standard BioTools outside director compensation policy, which applies to non-employee directors of Standard BioTools, provides that in the event of a change in control as defined in the Amended & Restated Standard BioTools 2011 Equity Incentive Plan, which includes the Merger, all unvested equity awards then held by non-employee directors will vest fully and become exercisable as to all Standard BioTools Common Stock thereunder regardless of performance goals, vesting criteria or other conditions. Accordingly, all unvested Standard BioTools RSUs and all unvested Standard BioTools Options held by the non-employee directors will vest at the Closing, subject to the continued service of the non-employee directors through the Closing. Standard BioTools Options and Standard BioTools RSUs held by the Standard BioTools’ executive officers will continue in accordance with their existing terms, subject to adjustment as required under the Standard BioTools’ equity plans, including for the Reverse Stock Split, and subject to acceleration provided for in the CIC Severance Plans (as described below).
Certain Standard BioTools executive officers participate in the Standard BioTools 2017 Employee Stock Purchase Plan. As of June 3, 2026, there were no accumulated payroll deductions by Standard BioTools executive officers that may be used to purchase Standard BioTools Common Stock under the Standard BioTools 2017 Employee Stock Purchase Plan.
2026 Standard BioTools Severance Plan
In May 2026, Standard BioTools entered into participation agreements under the 2026 Change of Control and Severance Plan (the 2026 Change of Control and Severance Plan and the participation agreements thereunder, collectively, the “2026 CIC Severance Plan”), with each of Alex Kim (Standard BioTools’ Chief Financial Officer) and Sean Mackay (Standard BioTools’ Chief Business Officer) (each, a “Standard BioTools Non-CEO Executive”).

Under the 2026 CIC Severance Plan, if the Standard BioTools Non-CEO Executive’s employment is terminated during the period beginning three months before a change of control (which includes the Merger) and ending 12 months after a change of control of Standard BioTools (such period, the “Change of Control Period”), either (i) by Standard BioTools for a reason other than cause (as defined in the 2026 CIC Severance Plan) or due to the Standard BioTools Non-CEO Executive’s death or disability (as defined in the 2026 CIC Severance Plan), or (ii) by the Standard BioTools Non-CEO Executive for good reason (as defined in the 2026 CIC Severance Plan), then, subject to the Standard BioTools Non-CEO Executive’s execution and non-revocation of a release of claims in favor of Standard BioTools and continued compliance with the applicable confidentiality, proprietary information and invention assignment agreement (the “Severance Conditions”), the Standard BioTools Non-CEO Executive will be entitled to receive the following severance benefits:
•
A lump-sum payment totaling 150% of the sum of (x) his annual base salary (as in effect immediately before the change of control or the termination, whichever is greater) plus (y) the greater of (A) his annual target bonus (as in effect immediately before termination or immediately before the change of control, whichever is higher) or (B) the average of the annual cash incentives actually paid to him for the three fiscal years preceding the year in which his termination occurs; provided, however, that if the annual bonus with respect to the most recently preceding fiscal year has not yet been paid, his annual target bonus will be used as the bonus for that year in calculating the average;

•	A pro-rated lump-sum payment of the Standard BioTools Non-CEO Executive’s annual target bonus in effect immediately prior to the change of control or the termination, whichever is greater.
•	Payment by Standard BioTools of costs for continued health coverage for the Standard BioTools Non-CEO Executive, his spouse, and/or his dependents, as applicable, for a period of 18 months;
•	100% vesting acceleration of his then-outstanding and unvested equity awards;
•
Reasonable outplacement services in accordance with any applicable policy of Standard BioTools that is in effect as of the termination (or if no such policy is in effect, as determined by Standard BioTools in its sole discretion); and

•	Reimbursement of the reasonable attorneys’ fees incurred in connection with the review of the separation agreement and release of claims up to $5,000.
2023 Standard BioTools Severance Plan
In May 2026, Standard BioTools entered into a participation agreement with Dr. Michael Egholm (Standard BioTools’ Chief Executive Officer) under the 2023 Change of Control and Severance Plan, as amended and restated (the 2023 Change of Control and Severance Plan and the participation agreement thereunder, collectively, the “2023 CIC Severance Plan”, and together with the 2026 CIC Severance Plan, the “CIC Severance Plans”).
Under the 2023 CIC Severance Plan, if Dr. Egholm’s employment is terminated within the Change of Control Period either (i) by Standard BioTools for a reason other than cause (as defined in the 2023 CIC Severance Plan) or due to Dr. Egholm’s death or disability (as defined in the 2023 CIC Severance Plan) or (ii) by Dr. Egholm for good reason (as defined in the 2023 CIC Severance Plan), then, subject to Dr. Egholm’s compliance with the Severance Conditions, Dr. Egholm will be entitled to receive the following severance benefits:
•
A lump-sum payment totaling 250% of the sum of (x) Dr. Egholm’s annual base salary (as in effect immediately before the change of control or the termination, whichever is greater) plus (y) the greater of (A) Dr. Egholm’s annual target bonus (as in effect immediately before termination or immediately before the change of control, whichever is higher) or (B) the average of the annual bonuses actually paid to Dr. Egholm for the three fiscal years preceding the year in which termination occurs; provided, however, that if the annual bonus with respect to the most recently preceding fiscal year has not yet been paid, Dr. Egholm’s annual target bonus will be used as the bonus for that year in calculating the average;

•	A pro-rated lump-sum payment of Dr. Egholm’s annual target bonus in effect immediately prior to the change of control or the termination, whichever is greater;
•	Payment by Standard BioTools of costs for continued health coverage for Dr. Egholm, his spouse, and/or his dependents, as applicable, for a period of 30 months;
•	100% vesting acceleration of Dr. Egholm’s then-outstanding and unvested equity awards;

•
Reasonable outplacement services in accordance with any applicable policy of Standard BioTools that is in effect as of the termination (or if no such policy is in effect, as determined by Standard BioTools in its sole discretion); and

•	Reimbursement of the reasonable attorneys’ fees incurred in connection with the review of the separation agreement and release of claims up to $8,000.
280G Cutback
In addition, pursuant to the CIC Severance Plans, in the event that any payment or benefit payable to a named executive officer of Standard BioTools would constitute a parachute payment within the meaning of Section 280G of the Code, then the named executive officer would either receive all such payments and benefits in full or such payments and benefits would be reduced to the greatest amount that does not trigger the excise tax pursuant to Section 4999 of the Code, whichever results in the greater after-tax amount for the named executive officer.
Extension of the Post-Employment Exercise Period of Standard BioTools Options
In connection with the Merger, the Standard BioTools Options that were granted to each of Dr. Egholm, Mr. Alex Kim and Mr. Sean Mackay, in each case, between 2024 and 2026 will be amended to extend the post-employment exercise period to a date that is 30 months following the executive’s separation date. As of June 3, 2026, Dr. Egholm holds 6,377,840 Standard BioTools Options; Mr. Alex Kim holds 1,984,640 Standard BioTools Options; and Mr. Sean Mackay holds 1,634,740 Standard BioTools Options, in each case, granted within the relevant time period with an exercise price ranging from $0.985 to $2.580.
Transition Consulting Arrangement
Treeline and Sean Mackay, Standard BioTools’ Chief Business Officer, have commenced discussions regarding a transition consulting arrangement pursuant to which, following the Closing, Mr. Mackay would provide transition consulting services to the combined company for a period of approximately six months to assist with the integration of the businesses and the transition of his responsibilities. As of the date of this proxy statement/prospectus, the principal terms of any such arrangement, including the scope of services and the compensation payable to Mr. Mackay, have not been determined, the parties have not entered into any definitive agreement, and there can be no assurance that they will do so.
Quantification of Potential Payments to Standard BioTools Named Executive Officers in Connection with the Merger
In accordance with Item 402(t) of Regulation S-K, the table below sets forth the estimated amounts of compensation and benefits that are based on or otherwise relate to the Merger that may become payable to each of Standard BioTools’ named executive officers, as determined for purposes of Standard BioTools’ most recent annual proxy statement, assuming the Merger is completed as of October 30, 2026 (which is an assumed date solely for the purposes of the calculations in this section) and, with respect to severance amounts, assuming the named executive officer experienced a qualifying termination of employment on such date.
The estimated amounts below are based on multiple assumptions, including (i) the named executive officer’s base salary and target bonus opportunity as in effect as of June 3, 2026, (ii) the number of such Standard BioTools Options and Standard BioTools RSUs held by the named executive officers as of June 3, 2026 (including any such equity awards approved but not yet effective as of such date), and assuming that no additional grants, vesting, exercise or forfeiture of such equity awards will occur following June 3, 2026, and (iii) other assumptions described in this proxy statement/prospectus. These assumptions may or may not actually occur. In addition, certain amounts payable will vary depending on the actual date the Merger is completed and the actual date, if any, of a qualifying termination of employment. As a result, the actual amounts, if any, to be received by a named executive officer may differ in material respects from the amounts set forth below. The disclosures in the table below and the accompanying footnotes should be read in conjunction with the narrative description of the compensation arrangements set forth above.

Golden Parachute Compensation
The following table sets forth all golden parachute compensation that will or may be payable to Standard BioTools’ named executive officers.

Name	Cash(1) ($)	Equity(2) ($)	Perquisites/ Benefits(3) ($)	Total ($)
Michael Egholm, Ph.D.	4,411,008	4,637,723	126,324	9,175,055
Hanjoon Alex Kim	1,784,492	1,929,167	69,748	3,783,407
Sean Mackay	1,460,422	1,093,903	77,382	2,631,707

(1)
The amounts in this column represent the estimated cash amounts to which Standard BioTools’ named executive officers would be entitled as severance payments under the CIC Severance Plans, comprised of estimated cash severance of $3,806,668, $1,432,215, and $1,209,425 for Dr. Egholm, Mr. Kim and Mr. Mackay, respectively, and estimated pro-rated annual target bonuses of $604,340, $352,277 and $250,997 for Dr. Egholm, Mr. Kim and Mr. Mackay, respectively, as further described in the sections entitled “2026 Standard BioTools Severance Plan” and “2023 Standard BioTools Severance Plan” beginning on pages 186 and 187, respectively, of this proxy statement/prospectus. The cash payment is “double trigger” and would be payable in a lump sum upon a termination of the named executive officer’s employment without cause (as defined in the CIC Severance Plans) or a resignation by the named executive officer for good reason (as defined in the CIC Severance Plans), in each case during a Change of Control Period. The cash payment is conditioned on the named executive officer’s compliance with the Severance Conditions.

(2)
The amounts listed in this column represent the estimated aggregate value of outstanding and unvested Standard BioTools RSUs. The vesting of equity awards held by the named executive officers is subject to “double trigger” acceleration pursuant to the terms of the CIC Severance Plans and will be fully accelerated upon a termination of the named executive officer’s employment without cause or a resignation by the named executive officer for good reason, in each case during a Change of Control Period. The acceleration of outstanding and unvested Standard BioTools RSUs is conditioned on the satisfaction of the Severance Conditions in accordance with the CIC Severance Plans. The amounts reported in this column were calculated based on a per share value of $0.876, the average closing market price of Standard BioTools Common Stock over the first five trading days following the first public announcement of the transactions contemplated by the Merger Agreement, without giving effect to the proposed Reverse Stock Split. The following table shows the number of shares subject to unvested Standard BioTools RSUs and quantifies the value of the unvested Standard BioTools RSUs held by the named executive officers that would accelerate upon a qualifying termination of employment in connection with the Merger based on the assumptions described above. Standard BioTools Options held by the named executive officers have exercise prices that are higher than $0.876 per share and, accordingly, no value is ascribed to such Standard BioTools Options in this table. These numbers do not forecast any grants, additional issuances, dividends or additional deferrals of equity-based awards following the date of this proxy statement/prospectus. Depending on when the Closing Date occurs, certain equity-based awards shown in the table may vest in accordance with their terms prior to the Closing Date or may be exercised or forfeited (upon a termination of service).

Name	Number of Standard BioTools RSUs Subject to Double-trigger Acceleration (#)	Value of Standard BioTools RSUs Subject to Double-trigger Acceleration ($)
Michael Egholm, Ph.D.	5,294,204	4,637,723
Hanjoon Alex Kim	2,202,246	1,929,167
Sean Mackay	1,248,748	1,093,903

(3)
The amounts listed in this column represent the aggregate amount of (A) estimated value of the monthly premium (both the employer and employee portions of the premium) under Standard BioTools’ current group health care plan multiplied by 30 in the case of Dr. Egholm and multiplied by 18 in the case of the other named executive officers, taking inflation into account (estimated to be $107,324, $53,748 and $61,328 for Dr. Egholm, Mr. Kim and Mr. Mackay, respectively), (B) the reimbursement of attorney fees in connection with reviewing the separation agreement and release of claims (in the amount of $8,000 for Dr. Egholm and $5,000 for other named executive officers) and (C) the estimated value of the outplacement service in accordance with Standard BioTools’ policy ($11,000 for each named executive officer). The health care premium payment, the reimbursement of attorney fees and the outplacement services are “double trigger” and would be due upon a termination of the named executive officer’s employment by Standard BioTools without cause or a resignation by the named executive officer for good reason, in each case during the Change of Control Period, subject to the satisfaction of the Severance Conditions in accordance with the CIC Severance Plans. Payment of the health care premiums will be made by Standard BioTools during the 30-month or 18-month period, as applicable, following the named executive’s qualifying terminations.

Interests of Treeline Directors and Executive Officers in the Merger
In considering the recommendation of the Treeline Board with respect to approving the Merger, Standard BioTools stockholders should be aware that Treeline’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of Treeline stockholders generally. These interests may present them with actual or potential conflicts of interest, and these interests, to the extent material, are described below.

The Treeline Board was aware of these potential conflicts of interest and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Merger, and to recommend that the Treeline stockholders approve the Merger as contemplated by this proxy statement/prospectus. The interests of Treeline’s directors and executive officers include, but are not limited to, the following:
•
As of June 1, 2026, each of Dr. Joshua Bilenker, Dr. Jeffrey Engelman, and Mr. Spencer Smith beneficially own Treeline Options to purchase shares of Treeline Common Stock, which will be assumed by Standard BioTools. Each such assumed Treeline Option will continue to have, and be subject to the same terms and conditions that applied to such Treeline Option immediately prior to the Effective Time, except that such Treeline Option will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock, and the exercise price per share of each such Treeline Option will be the exercise price per share in effect for that Treeline Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the next nearest cent.

•	Treeline’s directors and executive officers are currently expected to become directors and executive officers of the combined company following the Closing.
•	Under the Merger Agreement, Treeline’s directors and executive officers are entitled to continued indemnification, expense reimbursement and insurance coverage.
Ownership Interests
As of June 1, 2026, Treeline’s current directors and executive officers beneficially owned, in the aggregate, approximately 48.54% of the outstanding shares of Treeline Common Stock, as described in “Security Ownership of Certain Beneficial Owners and Management of Treeline.”
Certain Treeline stockholders affiliated with Treeline’s directors also currently beneficially own shares of Treeline Common Stock. The table below sets forth the shares of Treeline Common Stock beneficially owned by affiliates of Treeline’s directors as of June 1, 2026, assuming the conversion of all outstanding shares of Treeline convertible preferred stock into an equal number of shares of Treeline Common Stock as of June 1, 2026.

Stockholder	Number of Shares of Treeline Common Stock Beneficially Owned
OrbiMed Private Investments VIII, LP(1)	18,954,101
Entities Affiliated with ARCH Venture Partners(2)	18,954,100
Entities Affiliated with GV(3)	18,652,137
Aisling Capital Partners V, LP(4)	2,373,137
Entities Affiliated with KKR & Co., Inc.(5)(8)	19,674,722
Entities Affiliated with Access Industries(6)	21,646,973
Entities Affiliated with Ajax Health(7)(8)	9,755,587
Entities Affiliated with Avi Naider(9)	2,138,523
Entities Affiliated with Joshua Bilenker, M.D.(10)	7,225,929
Entities Affiliated with Jeffrey Engelman, M.D., Ph.D.(11)	3,333,333

(1)
Represents 18,954,101 shares of Treeline Common Stock held of record by OrbiMed Private Investments VIII, LP. (“OPI VIII”). OrbiMed Capital GP VIII LLC (“GP VIII”) is the general partner of OPI VIII and OrbiMed Advisors LLC (“OrbiMed Advisors”) is the managing member of GP VIII. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the securities held by OPI VIII. Dr. Bonita, a member of the Treeline Board, is a member of OrbiMed Advisors.

(2)
Represents (i) 15,446,674 shares of Treeline Common Stock directly held of record by ARCH Venture Fund XI, L.P. (“ARCH Fund XI”), and (ii) 3,507,426 shares of Treeline Common Stock directly held of record by ARCH Venture Fund XII, L.P. (“ARCH Fund XII,” with ARCH Fund XI, the “ARCH Venture Funds”). ARCH Venture Partners XI, L.P. (“AVP XI LP”) is the sole general partner of ARCH Fund XI, and ARCH Venture Partners XI, LLC (“AVP XI LLC”) is the sole general partner of AVP XI LP, and each of them may be deemed to beneficially own securities directly held of record by ARCH Fund XI. ARCH Venture Partners XII, L.P. (“AVP XII LP”) is the sole general partner of ARCH Fund XII, and ARCH Venture Partners XII, LLC (“AVP XII LLC”) is the sole general partner of AVP XII LP, and each of them may be deemed to beneficially own securities directly held of record by ARCH Fund XII. Each of AVP XI LLC and AVP XII LLC exercises voting and investment power through an investment committee comprised of Kristina M. Burow, a member of the Treeline Board, Keith Crandell, Steven Gillis, and Robert Nelsen.

(3)
Represents 16,050,603 shares held of record by GV 2021, L.P. (“GV 2021 LP”) and 2,601,534 shares held of record by GV 2025, L.P. (“GV 2025 LP” and together with GV 2021 LP, the “GV Funds”). GV 2021 GP, L.P. (“GV 2021 GP”) is the general partner of GV 2021

LP and GV 2021 GP, L.L.C. (“GV 2021 LLC”) is the general partner of GV 2021 GP. GV 2025 GP, L.P. (“GV 2025 GP”) is the general partner of GV 2025 LP and GV 2025 GP, L.L.C. (“GV 2025 LLC”) is the general partner of GV 2025 GP. Alphabet Holdings LLC is the sole member of GV 2021 LLC and GV 2025 LLC. XXVI Holdings Inc. (“XXVI”) is the sole member of Alphabet Holdings LLC. Alphabet Inc. is the controlling stockholder of XXVI. As such, GV 2021 GP and GV 2021 LLC may be deemed to indirectly beneficially own securities held by GV 2021 LP, and GV 2025 GP and GV 2025 LLC may be deemed to indirectly beneficially own securities held by GV 2025 LP. Further, Alphabet Holdings LLC, XXVI, and Alphabet Inc. may be deemed to indirectly beneficially own the securities directly held by the GV Funds.
(4)
Represents 2,373,137 shares of Treeline Common Stock under held by Aisling Capital V, LP. (“Aisling V”). Aisling Capital Partners V, LP (“Aisling GP V”) serves as general partner of Aisling V, and Aisling Capital Partners V LLC (“Aisling V LLC”) serves as general partner of Aisling GP V. The individual managing members (collectively, the “Aisling Managers”) of Aisling V LLC are Dr. Andrew Schiff and Steven Elms, a member of the Treeline Board. As such, each of Aisling GP V, Aisling V LLC, and the Aisling Managers may be deemed to share voting and investment discretion with respect to securities directly held by Aisling V.

(5)
Represents (i) 4,471,402 shares of Treeline Common Stock held by KKR Forest LLC, (ii) 9,291,197 shares of Treeline Common Stock held by KKR Forest Aggregator L.P. (together with KKR Forest LLC, the “KKR Entities”), and (iii) 5,912,123 shares of Treeline Common Stock held by Ajax Zeus TL LLC (“AZTL”).

KKR Forest Aggregator L.P., as the managing member of KKR Forest LLC, KKR Forest Aggregator GP LLC, as the general partner of KKR Forest Aggregator L.P., KKR Health Care Strategic Growth Fund II SCSp, as the sole member of KKR Forest Aggregator GP LLC, KKR Associates HCSG II SCSp, as the general partner of KKR Health Care Strategic Growth Fund II SCSp, KKR HCSG II S.à r.l., as the general partner of KKR Associates HCSG II SCSp, KKR HCSG II Holdings Limited, as the sole shareholder of KKR HCSG II S.à r.l., KKR Group Partnership L.P., as the sole shareholder of KKR HCSG II Holdings Limited, KKR Group Holdings Corp., as the general partner of KKR Group Partnership L.P., KKR Group Co. Inc., as the sole shareholder of KKR Group Holdings Corp., KKR & Co. Inc. (“KKR”), as the sole shareholder of KKR Group Co. Inc., KKR Management LLP, as the Series I preferred stockholder of KKR, and Messrs. Henry R. Kravis and George R. Roberts, as the founding partners of KKR Management LLP, may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares held by the KKR Entities.
Neptune Medical Technology LLC (“Neptune”), as the managing member of AZTL, Zeus Health LLC, as a member of Neptune, KKR Zeus Aggregator LLC, as the managing member of Zeus Health LLC, KKR Health Care Strategic Growth Fund L.P., as the managing member of KKR Zeus Aggregator LLC, KKR Associates HCSG L.P., as the general partner of KKR Health Care Strategic Growth Fund L.P., KKR HCSG GP LLC, as the general partner of KKR Associates HCSG L.P., KKR Group Partnership L.P., as the sole member of KKR HCSG GP LLC, KKR Group Holdings Corp., as the general partner of KKR Group Partnership L.P., KKR Group Co. Inc., as the sole shareholder of KKR Group Holdings Corp., KKR, as the sole shareholder of KKR Group Co. Inc., KKR Management LLP, as the Series I preferred stockholder of KKR, and Messrs. Henry R. Kravis and George R. Roberts, as the founding partners of KKR Management LLP, may be deemed to be beneficial owners having shared voting and investment power with respect to the shares held by AZTL.
(6)
Represents (i) 11,078,236 shares of Treeline Common Stock directly held by AI Life Sciences Investments LLC (“AI Life”) and (ii) 10,568,737 shares of Treeline Common Stock directly held by AI Treeline Holdings LLC (“AI Treeline”). Such securities may be deemed to be beneficially owned by Access Industries Holdings LLC (“AIH”), Access Industries, LLC (“AI”), Access Industries Management, LLC (“AIM”), AI LSI Management LLC (“LSI Management”) and Len Blavatnik. AI Life controls a majority of the outstanding voting interests in AI Treeline, AIH controls a majority of the outstanding voting interests in AI Life, AI controls a majority of the outstanding voting interests in AIH, LSI Management is the management member of AI Life, AIM controls AI and AIH is the management of LSI Management. Len Blavatnik is the controlling person of AIM and controls a majority of the outstanding voting interests in AI and may be deemed to exercise voting and investment discretion over securities held directly or indirectly by each of the aforementioned entities.

(7)
Represents (i) 1,715,779 shares of Treeline Common Stock held by Ajax Health III LLC, (ii) 2,127,685 shares of Treeline Common Stock held by Ajax HQ Treeline 2022 SPV, LLC, and (iii) 5,912,123 shares of Treeline Common Stock held by AZTL.

Ajax Health III LLC is governed by a board of managers comprised of five voting managers, a majority of which are appointed by HealthQuest Partners III, L.P. HealthQuest Venture Management III, L.L.C. is the general partner of HealthQuest Partners III, L.P. Garheng Kong is the managing member of HealthQuest Venture Management III, L.L.C. and has sole voting and investment power over the shares held by Ajax Health III LLC.
Ajax HQ Treeline 2022 SPV, LLC is governed by a board of managers comprised of three voting managers, a majority of which are appointed by HealthQuest Ajax III-A SPV, L.P. HealthQuest Ajax III-A Management, L.L.C. is the general partner of HealthQuest Ajax III-A SPV, L.P. Garheng Kong is the managing member of HealthQuest Ajax III-A Management, L.L.C. and has sole voting and investment power over the shares held by Ajax HQ Treeline 2022 SPV, LLC.
Dr. Kong, HealthQuest Partners III, L.P., HealthQuest Venture Management III, L.L.C., HealthQuest Ajax III-A SPV, L.P. and HealthQuest Ajax III-A Management, L.L.C. disclaim beneficial ownership over all of the shares owned by Ajax Health III LLC, Ajax HQ Treeline 2022 SPV, LLC and AZTL except to the extent of their pecuniary interest therein.
(8)
AZTL is directly owned by entities affiliated with KKR and Ajax Health III LLC. Neptune is the managing member of AZTL. Neptune is governed by a board of managers comprised of two voting managers, one non-voting CEO manager. Each of Zeus Health LLC, which is indirectly controlled by KKR through certain intermediary funds and entities, and Ajax Health III LLC (more specifically discussed in footnote 17, above) has the right to designate a voting manager. Board action generally requires approval of each voting manager. Thus, KKR and Ajax Health III LLC ultimately share voting power and investment power over the Treeline Common Stock held by AZTL.

(9)
Represents (i) 473,850 shares of Treeline Common Stock directly held by AZN TL LLC, (ii) 1,045,259 shares of Treeline Common Stock directly held by AZN TLII LLC (together with AZN TL LLC, the “Naider LLCs”), and (iii) 619,414 shares of Treeline Common Stock directly held by the Debra Klein 2019 Irrevocable Trust (the “Klein Trust”). Mr. Naider serves as manager of the Naider LLCs and as trustee of the Klein Trust and may be deemed to exercise voting and investment discretion over the securities held by them in such capacities.

(10)
Represents (i) 1,000,000 shares of Treeline Common Stock directly held by Dr. Bilenker’s spouse and (ii) an aggregate 6,225,929 shares of Treeline Common Stock held directly by trusts. Dr. Bilenker may be deemed to exercise voting and/or investment discretion over the securities held by each of the trusts noted in subclause (ii) of the preceding sentence.

(11)
Represents (i) 2,333,333 shares of Treeline Common Stock directly held by The Jeffrey A. Engelman Trust– 2023, (ii) 500,000 shares of Treeline Common Stock directly held by The Engelman Irrevocable Trust fbo Alexis, and (iii) 500,000 shares of Treeline Common Stock directly held by The Engelman Irrevocable Trust fbo Charles (together with The Jeffrey A. Engelman Trust – 2023 and The Engelman Irrevocable Trust fbo Alexis, the “Engelman Trusts”). Dr. Engelman serves as trustee of the Engelman Trusts and may be deemed to exercise voting and investment discretion in such capacity.

Treatment of Treeline Warrants
Under the terms of the Merger Agreement, each warrant to purchase shares of Treeline Common Stock that is outstanding immediately prior to the effective time of the merger will have been amended prior to the effective time to provide for the treatment described below. At the effective time, each such warrant will, by virtue of the merger and without any action on the part of Treeline or the holder thereof, be cancelled and converted into the right to receive, for each share of Treeline Common Stock that would be received upon the net exercise of such warrant in accordance with its terms (with each share of Treeline Common Stock valued at the Company Value Per Share (as defined in the Merger Agreement) for such purpose), a number of shares of Standard BioTools Common Stock equal to the Exchange Ratio.
Certain Treeline stockholders affiliated with Treeline’s directors also currently hold warrants to purchase shares of Treeline Common Stock. The table below sets forth the shares of Treeline Common Stock underlying the warrants beneficially owned by affiliates of Treeline’s directors that are exercisable within 60 days of June 1, 2026.

Stockholder	Number of Shares of Treeline Common Stock Underlying Warrants Beneficially Owned
OrbiMed Private Investments VIII, LP(1)	435,525
Entities Affiliated with ARCH Venture Partners(2)	435,525
Entities Affiliated with GV(3)	390,230
Aisling Capital Partners V, LP(4)	36,584
Entities Affiliated with KKR & Co., Inc.(5)(8)	402,163
Entities Affiliated with Access Industries(6)	2,418,623
Entities Affiliated with Ajax Health(7)(8)	149,559
AZN TLII LLC(9)	239,252
Entities Affiliated with Joshua Bilenker, M.D.(10)	36,403

(1)
Represents 435,525 shares of Treeline Common Stock underlying warrants that are exercisable within 60 days of June 1, 2026 held by OPI VIII. GP VIII is the general partner of OPI VIII and OrbiMed Advisors is the managing member of GP VIII. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the securities held by OPI VIII.

(2)
Represents (i) 87,105 shares of Treeline Common Stock underlying warrants held of record by ARCH Fund XI, and (ii) 348,420 shares of Treeline Common Stock underlying warrants held of record by ARCH Fund XII, with all such warrants exercisable within 60 days of June 1, 2026. AVP XI LP is the sole general partner of ARCH Fund XI, and AVP XI LLC is the sole general partner of AVP XI LP, and each of them may be deemed to beneficially own securities directly held of record by ARCH Fund XI. AVP XII LP is the sole general partner of ARCH Fund XII, and AVP XII LLC is the sole general partner of AVP XII LP, and each of them may be deemed to beneficially own securities directly held of record by ARCH Fund XII. Each of AVP XI LLC and AVP XII LLC exercises voting and investment power through an investment committee comprised of Kristina M. Burow, a member of the Treeline Board, Keith Crandell, Steven Gillis, and Robert Nelsen.

(3)
Represents 390,230 shares of Treeline Common Stock underlying warrants that are exercisable within 60 days of June 1, 2026 held of record by GV 2025 LP. GV 2025 GP is the general partner of GV 2025 LP and GV 2025 LLC is the general partner of GV 2025 GP. Alphabet Holdings LLC is the sole member of GV 2025 LLC. XXVI is the sole member of Alphabet Holdings LLC. Alphabet Inc. is the controlling stockholder of XXVI. As such, GV 2025 GP and GV 2025 LLC may be deemed to indirectly beneficially own securities held by GV 2025 LP. Further, Alphabet Holdings LLC, XXVI, and Alphabet Inc. may be deemed to indirectly beneficially own the securities directly held by the GV Funds.

(4)
Represents 36,584 shares of Treeline Common Stock underlying warrants that are exercisable within 60 days of June 1, 2026 held by Aisling V. Aisling GP V serves as general partner of Aisling V, and Aisling V LLC serves as general partner of Aisling GP V. The Aisling Managers of Aisling V LLC are Dr. Andrew Schiff and Steven Elms, a member of the Treeline Board. As such, each of Aisling GP V, Aisling V LLC, and the Aisling Managers may be deemed to share voting and investment discretion with respect to securities directly held by Aisling V.

(5)
Represents (i) 287,446 shares of Treeline Common Stock underlying warrants held by KKR Forest LLC and (ii) 114,717 shares of Treeline Common Stock underlying warrants held by AZTL, with all such warrants exercisable within 60 days of June 1, 2026.

KKR Forest Aggregator L.P., as the managing member of KKR Forest LLC, KKR Forest Aggregator GP LLC, as the general partner of KKR Forest Aggregator L.P., KKR Health Care Strategic Growth Fund II SCSp, as the sole member of KKR Forest Aggregator GP LLC, KKR Associates HCSG II SCSp, as the general partner of KKR Health Care Strategic Growth Fund II SCSp, KKR HCSG II S.à r.l., as the general partner of KKR Associates HCSG II SCSp, KKR HCSG II Holdings Limited, as the sole shareholder of KKR HCSG II S.à r.l., KKR Group Partnership L.P., as the sole shareholder of KKR HCSG II Holdings Limited, KKR Group Holdings Corp., as the general partner of KKR Group Partnership L.P., KKR Group Co. Inc., as the sole shareholder of KKR Group Holdings Corp., KKR, as the sole shareholder of KKR Group Co. Inc., KKR Management LLP, as the Series I preferred stockholder of KKR & Co. Inc., and Messrs. Henry

R. Kravis and George R. Roberts, as the founding partners of KKR Management LLP, may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares held by the KKR Entities.
Neptune, as the managing member of AZTL, Zeus Health LLC, as a member of Neptune, KKR Zeus Aggregator LLC, as the managing member of Zeus Health LLC, KKR Health Care Strategic Growth Fund L.P., as the managing member of KKR Zeus Aggregator LLC, KKR Associates HCSG L.P., as the general partner of KKR Health Care Strategic Growth Fund L.P., KKR HCSG GP LLC, as the general partner of KKR Associates HCSG L.P., KKR Group Partnership L.P., as the sole member of KKR HCSG GP LLC, KKR Group Holdings Corp., as the general partner of KKR Group Partnership L.P., KKR Group Co. Inc., as the sole shareholder of KKR Group Holdings Corp., KKR, as the sole shareholder of KKR Group Co. Inc., KKR Management LLP, as the Series I preferred stockholder of KKR, and Messrs. Henry R. Kravis and George R. Roberts, as the founding partners of KKR Management LLP, may be deemed to be beneficial owners having shared voting and investment power with respect to the shares held by AZTL.
(6)
Represents 2,418,623 shares of Treeline Common Stock underlying warrants that are exercisable within 60 days of June 1, 2026 held by AI Treeline. Such securities may be deemed to be beneficially owned by AIH, AI, AIM, LSI Management and Len Blavatnik. AI Life controls a majority of the outstanding voting interests in AI Treeline, AIH controls a majority of the outstanding voting interests in AI Life, AI controls a majority of the outstanding voting interests in AIH, LSI Management is the management member of AI Life, AIM controls AI and AIH is the management of LSI Management. Len Blavatnik is the controlling person of AIM and controls a majority of the outstanding voting interests in AI and may be deemed to exercise voting and investment discretion over securities held directly or indirectly by each of the aforementioned entities.

(7)	Represents (i) 34,842 shares of Treeline Common Stock underlying warrants held by Ajax HQ Treeline 2022 SPV, LLC, and (ii) 114,717 shares of Treeline Common Stock underlying warrants held by AZTL.
Ajax Health III LLC is governed by a board of managers comprised of five voting managers, a majority of which are appointed by HealthQuest Partners III, L.P. HealthQuest Venture Management III, L.L.C. is the general partner of HealthQuest Partners III, L.P. Garheng Kong is the managing member of HealthQuest Venture Management III, L.L.C. and has sole voting and investment power over the shares held by Ajax Health III LLC.
Ajax HQ Treeline 2022 SPV, LLC is governed by a board of managers comprised of three voting managers, a majority of which are appointed by HealthQuest Ajax III-A SPV, L.P. HealthQuest Ajax III-A Management, L.L.C. is the general partner of HealthQuest Ajax III-A SPV, L.P. Garheng Kong is the managing member of HealthQuest Ajax III-A Management, L.L.C. and has sole voting and investment power over the shares held by Ajax HQ Treeline 2022 SPV, LLC.
Dr. Kong, HealthQuest Partners III, L.P., HealthQuest Venture Management III, L.L.C., HealthQuest Ajax III-A SPV, L.P. and HealthQuest Ajax III-A Management, L.L.C. disclaim beneficial ownership over all of the shares owned by Ajax Health III LLC, Ajax HQ Treeline 2022 SPV, LLC and AZTL except to the extent of their pecuniary interest therein.
(8)
AZTL is directly owned by entities affiliated with KKR and Ajax Health III LLC. Neptune is the managing member of AZTL. Neptune is governed by a board of managers comprised of two voting managers, and one non-voting CEO manager. Each of Zeus Health LLC, which is indirectly controlled by KKR & Co. Inc. (“KKR”) through certain intermediary funds and entities, and Ajax Health III LLC (more specifically discussed in footnote 8, above) has the right to designate a voting manager. Board action generally requires approval of each voting manager. Thus, KKR and Ajax Health III LLC ultimately share voting power and investment power over the AZTL shares.

(9)
Represents 239,252 shares of Treeline Common Stock directly held by AZN TLII LLC. Mr. Naider serves as manager of AZN TLII LLC and may be deemed to exercise voting and investment discretion over the securities held by them in such capacities.

(10)
Represents an aggregate 36,403 shares of Treeline Common Stock held directly by trusts. Dr. Bilenker may be deemed to exercise voting and/or investment discretion over the securities held by each of the trusts.

Treatment of Treeline Options Held by Executive Officers
Under the Merger Agreement, as of the Effective Time, Standard BioTools will assume Treeline’s 2021 Equity Incentive Plan and each outstanding Treeline Option, whether vested or unvested. Each such Treeline Option so assumed by Standard BioTools will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Option immediately prior to the Effective Time, except that (i) such Treeline Option will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such Treeline Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock, and (ii) the exercise price per share of each such Treeline Option will be the exercise price per share in effect for that Treeline Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the next nearest cent.
The table below presents information concerning outstanding Treeline Options held by Treeline’s current executive officers as of June 1, 2026, broken down between vested and unvested options. The number of shares underlying each Treeline Option and the applicable per-share exercise price do not reflect the Exchange Ratio or the Reverse Stock Split.

Name	Number of Vested Options Held	Weighted Average Exercise Price of Vested Options	Number of Unvested Options Held	Weighted Average Exercise Price of Unvested Options
Joshua Bilenker	16,668	$2.41	650,000	$2.43
Jeffrey Engelman	269,158	$1.68	650,000	$2.43
Spencer Smith	134,397	$2.09	398,334	$2.41

Management Following the Merger
As described in the section titled “Board of Directors and Management Following the Merger,” Treeline’s directors and executive officers are currently expected to become the directors and executive officers of the combined company upon the closing of the Merger.
Indemnification and Insurance
For a discussion of the indemnification and insurance provisions related to the Treeline directors and officers under the Merger Agreement, please see the sections titled “The Merger Agreement-Indemnification; Directors’ and Officers’ Insurance” and “Certain Relationships and Related Party Transactions of the Combined Company-Treeline’s Transactions.”
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, certain stockholders of Treeline holding approximately 70% of the outstanding shares of Treeline Capital Stock as of June 6, 2026, and the directors of Standard BioTools, who together beneficially own approximately 4% of Standard BioTools Common Stock as of June 3, 2026, including each individual who will serve as a director or executive officer of the combined company following the Closing, entered into lock-up agreements, pursuant to which, subject to specified exceptions, such persons agreed that they would not offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Standard BioTools Common Stock or any securities convertible into or exercisable or exchangeable for shares of Standard BioTools Common Stock (including securities that may be issued upon exercise of an option to purchase shares of Standard BioTools Common Stock or a warrant to purchase shares of Standard BioTools Common Stock), for 180 days following the Effective Time.
CVR Agreement
Prior to the Effective Time, Standard BioTools expects to declare a dividend to Standard BioTools stockholders as of the close of business on the last business day prior to the day on which the Effective Time occurs in the form of one CVR for each outstanding share of Standard BioTools Common Stock held by such stockholder on such date. The payment date for such dividend will be three business days after the Effective Time. The CVRs will be issued pursuant to the terms of a CVR Agreement to be entered into between Standard BioTools and a rights agent.
Pursuant to the CVR Agreement, the holder of each CVR will be entitled to receive a payment for each 12-month CVR payment period during the five-year term of the CVR Agreement, consisting of a number of shares of the combined company’s common stock (with fractional shares settled in cash) equal to such holder’s pro rata portion of the aggregate net proceeds received by the combined company during such 12-month CVR payment period from the following sources, in each case less certain permitted deductions: (i) proceeds from any sale, disposition, or other monetization of the Legacy Business; (ii) proceeds from convertible notes or other investments held by Standard BioTools as of the Closing Date; (iii) earnout, milestone, royalty or other similar contingent payments due to Standard BioTools under contracts in effect as of the Closing Date, including payments from Illumina, Inc. pursuant to the Stock Purchase Agreement dated June 22, 2025; and (iv) any surplus in Parent Net Cash delivered at Closing as finally determined under the Merger Agreement. The maximum number of shares of common stock of the combined company which may be issued pursuant to the CVR Agreement is 76,000,000. There can be no assurance that any payments will be made on the CVRs.
The right to the contingent payments contemplated by the CVR Agreement is a contractual right only and is not transferable, except in the limited circumstances specified in the CVR Agreement. The CVRs will not be evidenced by a certificate or any other instrument and will not be registered with the SEC. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Standard BioTools or any of its respective affiliates. No interest will accrue on any amounts payable in respect of the CVRs.
The foregoing description of the CVR Agreement does not purport to be complete and is qualified in its entirety by reference to the CVR Agreement, a form of which is filed as Annex F to this proxy statement/prospectus.
Withholding
The CVR Agreement provides that the issuer and the rights agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any payment payable to CVR holders pursuant to the CVR Agreement, such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of applicable law relating to taxes. To the extent that amounts are so deducted and withheld, such deducted and withheld amounts will be treated for all purposes of the CVR Agreement as having been paid to the CVR holder in respect of which such deduction and withholding was made.
Material U.S. Federal Income Tax Considerations with Respect to the CVRs to Holders of Standard BioTools Common Stock
The following is a discussion of the material U.S. federal income tax considerations relating to the receipt of the CVRs by Standard BioTools stockholders pursuant to the Contingent Value Rights Agreement and distributions of Standard BioTools Common Stock pursuant to the CVRs to holders of Standard BioTools Common Stock. This discussion does not purport to be a complete analysis of all potential tax considerations and is based upon current provisions of the Code, existing Treasury regulations, judicial decisions and published rulings and administrative pronouncements of the IRS, all in effect as of the date hereof and all of which are subject to differing interpretations or change. Any such change or differing interpretation, which may be retroactive, could alter the tax consequences to holders of Standard BioTools Common Stock as described in this summary.
This discussion does not address all U.S. federal income tax considerations relevant to a Standard BioTools stockholder, including the alternative minimum tax. In addition, it does not address consequences relevant to Standard BioTools stockholders that are subject to particular U.S. or non-U.S. tax rules, including, without limitation, to Standard BioTools stockholders that are:
•	persons who do not hold their Standard BioTools Common Stock as a “capital asset” within the meaning of Section 1221 of the Code;
•	brokers, dealers or traders in securities, banks, insurance companies, other financial institutions or mutual funds;
•	real estate investment trusts; regulated investment companies; tax-exempt organizations or governmental organizations;
•	pass-through entities such as partnerships, S corporations, disregarded entities for federal income tax purposes and limited liability companies (and investors therein);
•	persons who hold their shares as part of a hedge, wash sale, synthetic security, conversion transaction or other integrated transaction;
•	persons that have a functional currency other than the U.S. dollar;
•	traders in securities who elect to apply a mark-to-market method of accounting;
•
persons who hold shares of Standard BioTools Common Stock that may constitute “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” for purposes of Section 1244 of the Code;

•	persons who acquired their shares of Standard BioTools Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;
•
persons subject to special tax accounting rules as a result of any item of gross income with respect to Standard BioTools common stock being taken into account in an “applicable financial statement” (as defined in the Code);

•	persons deemed to sell Standard BioTools Common Stock under the constructive sale provisions of the Code;
•	persons holding Standard BioTools Common Stock who exercise dissenters’ rights;
•
persons who acquired their shares of Standard BioTools Common Stock pursuant to the exercise of options or otherwise as compensation or through a tax-qualified retirement plan or through the exercise of a warrant or conversion rights under convertible instruments; and

•	certain expatriates or former citizens or long-term residents of the United States.
If an entity that is treated as a partnership for U.S. federal income tax purposes holds Standard BioTools Common Stock, the U.S. federal income tax treatment of a partner in the partnership or other pass-through entity will generally depend upon the status of the partner, the activities of the partnership or other pass-through entity and certain determinations made at the partner level. Partners of a partnership or other pass-through entity holding Standard BioTools Common Stock should consult their tax advisors regarding the tax consequences of the receipt of the CVRs and distributions of Standard BioTools Common Stock pursuant to the CVRs.
In addition, the following discussion does not address: (a) the tax consequences of transactions effectuated before, after or at the same time as the distribution of the CVRs, whether or not they are in connection with the distribution of the CVRs, including, without limitation, the Merger and the reverse stock split, except as specifically provided below; (b) the tax consequences of the ownership of shares of Standard BioTools Common Stock distributed with respect to the CVRs; (c) any U.S. federal non-income tax consequences of the receipt of the CVRs and distributions of Standard BioTools Common Stock pursuant to the CVRs, including estate, gift or other tax consequences; (d) any state, local or non-U.S. tax consequences; or (e) the Medicare contribution tax on net investment income. The CVRs generally may not be transferred or assigned except for certain permitted transfers; accordingly, this discussion assumes the CVRs will not be transferable or assignable and will not address any consequences of transferring, assigning or otherwise disposing of the CVRs or any interest therein. No ruling from the IRS has been or will be requested in connection with the distribution of the CVRs or distributions of Standard BioTools Common Stock pursuant to the CVRs. Standard BioTools stockholders should be aware that the IRS could adopt a position which could be sustained by a court contrary to that set forth in this discussion.
STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE RECEIPT OF THE CVRS AND DISTRIBUTIONS OF STANDARD BIOTOOLS COMMON STOCK PURSUANT TO THE CVRS ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Tax Treatment of Receipt of CVRs for U.S. Holders
For purposes of this discussion, a “U.S. holder” is a beneficial owner of Standard BioTools Common Stock that is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation or any other entity taxable as a corporation created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•
a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more United States persons (within the meaning of Section 7701(a)(30) of the Code) is authorized or has the authority to control all substantial decisions of such trust, or (ii) the trust was in existence on August 20, 1996 and has a valid election in effect under applicable Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.
There is substantial uncertainty as to the tax treatment of CVRs. Specifically, there is no authority directly addressing whether contingent value rights with characteristics similar to the CVRs are treated as a distribution of property, a distribution of rights to acquire equity, or an “open transaction” for U.S. federal income tax purposes. Under applicable U.S. tax principles, such questions are inherently factual in nature. As a result, it is not possible to express a definitive conclusion as to the U.S. federal income tax treatment of the receipt of CVRs or receipt of payment (if any) in respect of the CVRs. U.S. holders of Standard BioTools Common Stock are urged to consult their tax advisors regarding the tax consequences to them of the receipt of CVRs and receipt of payment (if any) in respect of the CVRs.
Non-Taxable Distribution of Stock Rights under Section 305 of the Code
As discussed under the section above titled “The Merger — CVR Agreement,” the CVRs represent the right to receive, under the conditions stated therein, shares of Standard BioTools Common Stock, and payments (if any) made under the CVRs solely in Standard BioTools Common Stock. Accordingly, Standard BioTools intends to take the position that the distribution of the CVRs is treated as a distribution of rights to acquire stock for U.S. federal income tax purposes to which Section 305(a) of the Code applies. Under such treatment, then subject to the discussion under “— Constructive Distributions” below, U.S. holders of Standard BioTools Common Stock should not recognize gain or loss or include any amount in income as a result of the distribution of the CVRs. If the fair market value of the CVRs a U.S. holder receives is less than 15% of the fair market value of the holder’s existing shares of Common Stock with respect to which the CVRs are distributed on the date the holder receives the CVRs, the CVRs will be allocated a zero dollar basis for U.S. federal income tax purposes, unless the holder elects to allocate the holder’s basis in the holder’s existing shares of Standard BioTools Common Stock with respect to which the CVRs are distributed between the holder’s existing shares of Standard BioTools Common Stock and the CVRs in proportion to the relative fair market values thereof, determined on the date of receipt of the CVRs. Although the fair market value of the CVRs is uncertain, Standard BioTools intends to take the position that, on the distribution date of the CVRs, the fair market value of a CVR will be less than 15% of the fair market value of the share of Standard BioTools Common Stock with respect to which such CVR is distributed, so that allocation of basis to the CVRs is not required. Further, the holding period of the CVRs should include the holding period of such holder’s Standard BioTools Common Stock. Standard BioTools has not obtained, and does not intend to obtain, an appraisal of the fair market value of the CVRs. In determining the fair market value of the CVRs, U.S. holders should consider all relevant facts and circumstances, including the length of the period during which the CVRs will remain outstanding and the fact that the CVRs are generally non-transferable.
Pursuant to Section 305(a) of the Code, in general, the receipt by a stockholder of a stock dividend should not be included in the taxable income of the recipient. Although the matter is not free from doubt, Standard BioTools intends to take the position that a U.S. holder’s receipt of shares of Standard BioTools Common Stock under the CVRs is a non-taxable exercise of the right to acquire stock under the CVRs for U.S. federal income tax purposes. If such treatment is correct, a U.S. holder should not recognize gain or loss or include any amount in income upon receipt of Common Stock pursuant to the CVR. In such case, a U.S. holder’s tax basis in Common Stock received as payment pursuant to the CVR should equal the portion of the U.S. holder’s basis in its Common Stock that the U.S. holder allocated to the CVR under the paragraph above. The holding period of any Common Stock received pursuant to the CVRs should begin on the date on which the Common Stock was received.
If a U.S. holder’s CVRs expire without any distribution of shares of Standard BioTools Common Stock with respect thereto, the U.S. holder should not recognize any gain or loss for U.S. federal income tax purposes, and the U.S. holder should re-allocate any portion of the tax basis in the holder’s existing Standard BioTools Common Stock previously allocated to the CVRs that have expired to the existing Standard BioTools Common Stock with respect to which such CVRs were received. If a U.S. holder’s CVRs expire after the holder has disposed of the shares of Standard BioTools Common Stock with respect to which the CVRs were received, the U.S. holder should consult with the holder’s own tax advisor regarding the tax treatment of the expiration of the CVRs.
Standard BioTools’ reporting position with respect to the treatment of the distribution of the CVRs is not binding on the IRS or the courts. This position may be challenged by the IRS, in which case holders of Standard BioTools Common Stock could be required to recognize taxable income in respect of the receipt of the CVRs without a corresponding receipt of cash.
Taxable Distribution
Alternative characterizations are also possible. If Section 305(a) does not apply to the distribution of CVRs, then such distribution would generally be treated for U.S. federal income tax purposes as a distribution of property. In this case, there is uncertainty as to whether such distribution of property should be treated as an “open transaction” or a “closed transaction.” Whether “open transaction” or “closed transaction” treatment applies is inherently factual in nature. Pursuant to U.S. Treasury Regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. holder receiving CVRs in a taxable distribution should generally treat the transaction as a “closed transaction.” If the value of the CVRs on the date of distribution cannot be “reasonably ascertained,” then “open transaction” treatment may apply. The U.S. Treasury Regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable.
Open Transaction
If the issuance of the CVRs is treated as a taxable distribution of property that qualifies as an open transaction, (because, for example, the value of the CVRs on the distribution date cannot be “reasonably ascertained”), a U.S. holder should not immediately take the CVRs into account in determining whether such holder must recognize income or gain, if any, on the receipt of the CVRs and such holder would take no tax basis in the CVRs. Rather, the U.S. holder’s U.S. federal income tax treatment would be determined at the time future payments, if any, with respect to the CVRs are received or deemed received in accordance with the U.S. holder’s regular method of accounting.
Where the issuance of the CVRs is characterized as an open transaction, a U.S. holder is generally expected to recognize taxable income upon the distribution of Standard BioTools Common Stock pursuant to the CVR occurs in an amount equal to the fair market value of the newly received shares of Common Stock as of that date. This distribution would generally be treated first as a taxable dividend to the extent of Standard BioTools’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) in the year that shares are issued under the CVR, then as a non-taxable return of capital to the extent of the U.S. holder’s basis in its Standard BioTools Common Stock, and finally as capital gain from the sale or exchange of Standard BioTools Common Stock with respect to any remaining value. A U.S. holder’s tax basis in Common Stock received as payment pursuant to the CVR would generally equal the fair market value of the Standard BioTools Common Stock upon receipt and the holding period of such shares would generally begin with and include the date of receipt.
Closed Transaction
If the issuance of the CVRs is treated as a taxable distribution of property that qualifies as a closed transaction, each U.S. holder would generally be treated as receiving a distribution in an amount equal to the fair market value of the CVR issued to such U.S. holder on the date of the issuance. This distribution would generally be treated first as a taxable dividend to the extent of Standard BioTools’ current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), then as a non-taxable return of capital to the extent of the U.S. holder’s basis in its Standard BioTools Common Stock, and finally as capital gain from the sale or exchange of Standard BioTools Common Stock with respect to any remaining value. A U.S. holder’s initial tax basis in such holder’s CVR would generally equal the fair market value of such CVR on the date of their issuance. The holding period of such CVR would generally begin on the date of issuance.
It is possible that payments received with respect to a CVR up to the amount of the U.S. holder’s adjusted tax basis in the CVR may first be treated as a non-taxable return of a U.S. holder’s adjusted tax basis in the CVR, with any amount received in excess of such basis treated as gain from the disposition of the CVR. Payments with respect to a CVR could alternatively be treated as ordinary income. U.S. holders are urged to consult their tax advisors regarding the characterization of payments received with respect to the CVRs.
Constructive Distributions
Even if the distribution of the CVRs or of Standard BioTools Common Stock with respect to the CVRs is treated as a distribution of stock for purposes of section 305(a), the distribution of CVRs may nonetheless be treated as a taxable stock dividend under section 305(b) if, as part of a plan or series of related transactions, Standard BioTools pays a dividend in money or other property with respect to its stock or any outstanding stock rights (including in respect of interest under convertible notes). Under Section 305(b) of the Code, a distribution of stock will be treated as a distribution of property if it has the result of the receipt of property by some shareholders and an increase in the proportionate interests of other shareholders in the corporation’s earnings and profits or assets. It is possible that Standard BioTools’ payment of interest on its convertible notes may cause the distribution of the CVRs to be taxable as a constructive distribution of property. Under this treatment, the distribution of the CVRs or of Standard BioTools Common Stock with respect to the CVRs to be taxed as a constructive distribution would be treated as a dividend to the U.S. holder to the extent of Standard BioTools’ current and accumulated earnings and profits as of the year of the distribution, then as a recovery of the U.S. holder’s basis in its existing shares of Standard BioTools Common Stock, and then as capital gain. U.S. holders are encouraged to consult with their own tax advisors on this issue.
Due to the substantial uncertainty regarding the tax treatment of the CVRs (and any future distributions of Standard BioTools Common Stock pursuant to the CVRs), U.S. holders are urged to consult their tax advisors concerning the recognition of gain and/or loss in connection with the CVRs and the applicability of information reporting and backup withholding.

Tax Treatment of Receipt of CVRs for Non-U.S. Holders
For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of Standard BioTools Common Stock that is neither a U.S. holder nor a partnership (or other pass-through entity) for U.S. federal income tax purposes.
As discussed above, Standard BioTools intends to take the position that the distribution of the CVRs is treated as a distribution of rights to acquire equity for U.S. federal income tax purposes to which Section 305(a) of the Code applies. If such treatment is correct, then subject to the discussion under “— Constructive Distributions” above, non-U.S. holders generally should not be subject to U.S. federal income tax as a result of the distribution of the CVRs.
Notwithstanding the foregoing, or if the distribution of the CVRs is taxable as a constructive distribution, it is possible that the receipt of the CVRs could be a taxable event and taxable as a distribution or other income as described above. Generally, if any portion of the distribution of CVRs to non-U.S. holders is treated as a dividend for U.S. federal income tax purposes (as described above), such dividend will be subject to withholding at a rate of 30% (or at a lower rate under an applicable income tax treaty) on the fair market value of the CVR. Further, under the terms of the CVR Agreement, the issuer and the rights agent are permitted to deduct all applicable withholding taxes upon the delivery, if any, of Standard BioTools Common Stock in respect of a CVR. If the receipt of the CVRs is effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States (and, if required, by an applicable income tax treaty, the non-U.S. holder maintains a permanent establishment in the United States to which the distribution of the CVRs (or delivery of Standard BioTools Common Stock) is attributable), the non-U.S. holder will be exempt from the 30% withholding tax and the distribution of the CVRs (or delivery of Standard BioTools Common Stock) will be subject to taxation in the same manner as if such non-U.S. holder were a U.S. holder. To claim the exemption, the non-U.S. holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the distribution (or delivery, as applicable) is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States. A non-U.S. holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits. A non-U.S. holder that is an entity may also be subject to U.S. federal withholding tax at a rate of 30% if the holder has failed to comply with the requirements under the Foreign Account Tax Compliance Act or establish an exemption therefrom.
This discussion does not discuss all of the tax considerations that may be applicable to a non-U.S. holder. Non-U.S. holders are urged to consult their tax advisors to determine the U.S. federal, state, local and non-U.S. income and other tax considerations that may be relevant to them in light of their particular circumstances.
Due to the legal and factual uncertainty regarding the tax treatment of the CVRs (and any future distributions of Standard BioTools Common Stock pursuant to the CVRs), non-U.S. holders are urged to consult their tax advisors concerning the recognition of gain and/or loss or withholding that may apply in connection with the CVRs. Non-U.S. holders should consult their tax advisors regarding the applicability of information reporting and backup withholding and/or withholding under the Foreign Account Tax Compliance Act with respect to the CVRs and any future distributions of Standard BioTools Common Stock pursuant to the CVRs, particularly in light of the uncertainty under U.S. federal income tax law relating to the tax treatment of the CVRs.
Regulatory Approvals Required for the Merger
The obligations of Standard BioTools and Treeline to effect the Merger are conditioned upon, among other things, the expiration or termination of the waiting period relating to the Merger under the HSR Act, as more fully described below under the caption “The Merger Agreement — Conditions to the Completion of the Merger,” beginning on page 207 in this proxy statement/prospectus.
Under the HSR Act, certain transactions, including the Merger, may not be completed unless certain waiting period requirements have expired or been terminated. The HSR Act provides that the parties must file a pre-Merger notification with the FTC and the Antitrust Division of the DOJ. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30-calendar-day waiting period following the parties’ filings of their respective HSR Act notification forms or the early termination of that waiting period. At any time before the expiration of the initial waiting period, the FTC or DOJ may issue a Request for Additional Information and

Documentary Material, which is referred to in this proxy statement/prospectus as a “second request.” If a second request is issued, the parties may not complete the merger until they each substantially comply with the second request and observe a second 30-calendar-day waiting period, unless the waiting period is terminated earlier.
Each of Standard BioTools and Treeline filed its respective HSR Act notification and report with respect to the Merger on June 29, 2026. As such, the 30-calendar-day waiting period will expire on July 29, 2026, subject to the issuance of a second request by the FTC or DOJ.
Standard BioTools and Treeline have agreed to use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws in connection with the Merger or any of the other Transactions, including to obtain, as promptly as possible, all consents required to be obtained from any governmental entity that are necessary, proper or advisable to consummate the Merger, in each case subject to certain exceptions, as more fully described below under the caption “The Merger Agreement — Regulatory Approvals Required for the Merger” beginning on page 220 in this proxy statement/prospectus.
Anticipated Accounting Treatment
The Merger is expected to be accounted for as a reverse recapitalization in accordance with U.S. generally accepted accounting principles (“GAAP”). For accounting purposes, Treeline is considered to be the accounting acquirer in this transaction. The treatment as an in-substance reverse recapitalization is based on the assessment that as a result of, and following, Standard BioTools’ discontinuation of its Legacy Business, and settlement of its other remaining operating assets and liabilities, prior to or concurrently with the closing of the Merger, Standard BioTools will not meet the definition of a “business” under ASC 805
Appraisal Rights
Under the DGCL, Standard BioTools stockholders are not entitled to appraisal rights in connection with the Merger or other Transactions, but Treeline stockholders are entitled to appraisal rights in connection with the Merger under Section 262 of the DGCL. Appraisal rights are statutory rights that, if applicable under law, enable stockholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to the stockholders in connection with the transaction.
Nasdaq Stock Market Listing
Shares of Standard BioTools Common Stock are currently listed on The Nasdaq Global Select Market under the symbol “LAB.” In the Merger Agreement, Standard BioTools has agreed to use reasonable best efforts to cause the shares of Standard BioTools Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time. Standard BioTools anticipates that the common stock of the combined company will be listed on The Nasdaq Stock Market LLC (“Nasdaq”) following the Closing under the trading symbol “TRLN.” It is a condition to closing that existing shares of Standard BioTools Common Stock be listed on Nasdaq as of the Closing Date, and the shares of Standard BioTools Common Stock issuable in connection with the Merger must be approved for listing on Nasdaq, subject to official notice of issuance, but there can be no assurance such listing condition will be met. If such listing condition is not met, the Merger will not be consummated unless the condition is waived.

THE MERGER AGREEMENT
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about Treeline, Standard BioTools or Merger Sub. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that Standard BioTools and Merger Sub, on the one hand, and Treeline, on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While Treeline and Standard BioTools do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, you should not rely on the representations and warranties as current characterizations of factual information about Standard BioTools or Treeline because they were made as of specific dates, may be intended merely as a risk allocation mechanism between Standard BioTools and Merger Sub, on the one hand, and Treeline, on the other hand, and are modified by the disclosure schedules.
For purposes of this summary, each of Standard BioTools and Treeline are referred to as “a party” and collectively as “the parties.”
General
Under the Merger Agreement, Merger Sub, a wholly owned subsidiary of Standard BioTools formed by Standard BioTools in connection with the Merger under the laws of the State of Delaware, will merge with and into Treeline, with Treeline surviving as a wholly owned subsidiary of Standard BioTools (the “Surviving Company”).
Closing and Effectiveness of the Merger
The closing of the Merger (the “Closing”) will take place as soon as reasonably practicable and in no event later than three business days following the day on which the last to be satisfied or waived of each of the closing conditions contained in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing but subject to the satisfaction or waiver of those conditions) must have been satisfied or waived in accordance with the Merger Agreement, or at such other place and time and/or on such other date as Standard BioTools and Treeline may otherwise agree in writing (the date on which the Closing occurs, the “Closing Date”).
Upon the Closing, Standard BioTools and Treeline will cause the certificate of merger with respect to the Merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware. The Merger will become effective at the time when the certificate of merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by the parties in writing (the “Effective Time”). Neither Standard BioTools nor Treeline can predict the exact timing of the consummation of the Merger.
Merger Consideration
At the Effective Time:
•
each share of Treeline Common Stock and Treeline Preferred Stock issued and outstanding immediately prior to the Effective Time (excluding any shares of Treeline Common Stock and Treeline Preferred Stock held in treasury (the “Excluded Shares”) and excluding any share of Treeline Capital Stock the holders of which have exercised appraisal rights in accordance with the DGCL (“Dissenting Shares”)) will, as a result of the Merger and without any action on the part of the holder thereof, be automatically converted into the right to receive a number of shares of Standard BioTools Common Stock, equal to the Exchange Ratio, provided that the number of shares of Standard BioTools Common Stock which each holder of Treeline Capital Stock is entitled to receive will be rounded down to the nearest whole share and computed after aggregating all shares of Treeline Capital Stock held by such holder (the “Per Share Merger Consideration” and the aggregate shares of Standard BioTools Common Stock issued by applying the Exchange Ratio in accordance with the Merger Agreement, the “Merger Consideration”);
•
all of the shares of Treeline Common Stock and Treeline Preferred Stock (other than Excluded Shares and Dissenting Shares) will cease to be outstanding, be cancelled and cease to exist, and (A) each certificate formerly representing any of the shares of Treeline Common Stock and Treeline Preferred Stock (other than Excluded Shares and Dissenting Shares) and (B) each book-entry account formerly representing any uncertificated shares of Treeline Common Stock and Treeline Preferred Stock (other than Excluded Shares and Dissenting Shares) will thereafter represent only the right to receive the Per Share Merger Consideration and any distributions or dividends payable on shares of Standard BioTools Common Stock in accordance with the Merger Agreement;

•
each Excluded Share, by virtue of the Merger and without any action on the part of any person, will cease to be outstanding, will be cancelled without payment of any consideration therefor and will cease to exist; and

•
each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Company, and such converted shares will constitute the only outstanding shares of capital stock of the Surviving Company immediately following the Effective Time.

•
No fractional shares of Standard BioTools Common Stock will be issued in connection with the Merger, and no certificates or scrip for any such fractional shares will be issued. Each share of Treeline Common Stock and Treeline Preferred Stock (other than Excluded Shares and Dissenting Shares) will be automatically converted into the right to receive a number of shares of Standard BioTools Common Stock equal to the Exchange Ratio, with the number of shares of Standard BioTools Common Stock which each holder of Treeline Capital Stock is entitled to receive being rounded down to the nearest whole share and computed after aggregating all shares of Treeline Capital Stock held by such holder.

Exchange Ratio
The Exchange Ratio is calculated using a formula intended to allocate existing Standard BioTools and Treeline securityholders a percentage of the combined company. Based on the capitalization of Standard BioTools and Treeline as of June 3, 2026 and May 28, 2026, respectively, and taking into account Standard BioTools’ estimate of Parent Net Cash as of the Closing, the Exchange Ratio was estimated to be equal to approximately 11.6997 shares of Standard BioTools Common Stock for each share of Treeline Capital Stock. However, this estimate is subject to adjustment prior to the Closing based on the extent to which the Parent Net Cash of Standard BioTools as of 12:01 a.m. Eastern Time on the Closing Date is more than $451 million or less than $449 million (and, as a result, Standard BioTools securityholders could own less, and Treeline securityholders could own more, or vice versa, of the combined company).
Based on the estimates set forth above, immediately following the completion of the Merger, Standard BioTools securityholders would own approximately 16% of the capital stock of the combined company post-Merger on a fully-diluted basis, and Treeline securityholders would own approximately 84% of the capital stock of the combined company post-Merger on a fully-diluted basis. These ownership percentages may be adjusted up or down to the extent that Parent Net Cash is more than $451 million or less than $449 million. Standard BioTools currently anticipates that its Parent Net Cash as of Closing will be approximately $450 million, and the currently estimated ownership percentages reflect this projection. There can be no assurance that any of these assumptions will be accurate at Closing when the final Exchange Ratio is determined.
The Exchange Ratio formula is the quotient obtained (rounded to four decimal places) by dividing (x) the Treeline Value Per Share by (y) the Standard BioTools Value Per Share, in which:
•	“Treeline Value Per Share” means the quotient of (A) the Treeline Valuation, divided by (B) the number of Treeline Outstanding Shares.
•
“Treeline Valuation” means (A) $2,500,000,000, plus (B) the sum of the exercise prices of all in-the-money Treeline stock options that are unexpired, unexercised, and outstanding as of immediately prior to the Effective Time and that are included in the calculation of Treeline Outstanding Shares.

•
“Treeline Outstanding Shares” means the sum, without duplication, of the aggregate number of shares of Treeline Capital Stock that are issued and outstanding immediately prior to the Effective Time (on an as-converted to Treeline Common Stock basis) or issuable upon the exercise of or pursuant to, any in-the-money Treeline stock options, Treeline warrants or other direct or indirect rights to acquire shares of Treeline Capital Stock, in each case that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).

•	“Standard BioTools Value Per Share” means the quotient of (A) the Standard BioTools Valuation, divided by (B) the number of Standard BioTools Outstanding Shares.
•
“Standard BioTools Valuation” means (A) $460,000,000, plus (B) the amount by which the Parent Net Cash of Standard BioTools exceeds $451 million, if any, minus (C) the amount by which the Parent Net Cash of Standard BioTools is less than $449 million, if any, plus (D) the sum of the exercise prices of all in-the-money Standard BioTools Options that are unexpired, unexercised, and outstanding as of immediately prior to the Effective Time and that are included in the calculation of Standard BioTools Outstanding Shares.

•
“Standard BioTools Outstanding Shares” means the sum, without duplication, of the aggregate number of shares of Standard BioTools Common Stock that are issued and outstanding immediately prior to the Effective Time or issuable upon the settlement of any Standard BioTools RSUs or the exercise of any in-the-money Standard BioTools Options, in-the-money Standard BioTools warrants or other in-the-money direct or indirect rights to acquire shares of Standard BioTools Common Stock (other than the Indenture, dated as of February 4, 2014, between Standard BioTools and U.S. Bank N.A.), in each case that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).

The Merger Agreement provides that if, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Treeline Capital Stock or Standard BioTools Common Stock have been changed into, or exchanged for, a different number of shares or a different class or series of shares, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or other like change (any of the foregoing, a “capitalization change”), the Exchange Ratio will, to the extent necessary, be equitably adjusted (including as a result of the reverse stock split contemplated by the Merger Agreement to the extent such split has not previously been taken into account in calculating the Exchange Ratio and occurs prior to the Effective Time) to reflect such change to the extent necessary to provide the holders of Treeline Capital Stock and holders of Standard BioTools Common Stock with the same economic effect as contemplated by the Merger Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or other like change. In addition, the Merger Agreement provides that if a capitalization change occurs prior to the Effective Time, the terms of any other agreement contemplated to be entered into in connection with transactions contemplated by the Merger Agreement will, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the applicable parties or holders with the same economic effect as contemplated by such agreement prior thereto.
Calculation of Parent Net Cash
Pursuant to the terms of the Merger Agreement, “Parent Net Cash” means, as of 12:01 a.m. Eastern Time on the Closing Date and without duplication, the sum of:
•	the cash, cash equivalents and marketable securities of Standard BioTools and its subsidiaries other than Restricted Cash (as defined below),
•	any prepaid expenses or deposits paid or made by Standard BioTools or its subsidiaries, and
•
the sum of (i) Standard BioTools’ accounts receivable minus its accounts payable and accrued expenses, in each case related to the Legacy Business (which may be a negative number) and (ii) 20% of the book value of any inventory of the Legacy Business, in each case as of the Closing and determined in accordance with GAAP, minus the sum of the following, in each case to the extent unpaid as of 12:01 a.m. Eastern Time on the Closing Date:
•	any transaction expenses of Standard BioTools or its subsidiaries,

•	any outstanding indebtedness of Standard BioTools and its subsidiaries,
•	any Parent Termination Costs (as defined in the Merger Agreement),
•	all premiums, underwriting costs, brokerage commissions, costs, expenses and other amounts in respect of the D&O tail policy,
•	any out-of-pocket expenses incurred by Standard BioTools prior to the Closing (whether or not payable prior to the Closing) associated with the disposition of the Legacy Business,
•
solely in the event the Wind-Down Activities (as defined herein under “The Merger Agreement — Treatment of Legacy Business”) with respect to any portion of the Legacy Business have been commenced, or are required to be commenced, pursuant to the Merger Agreement, any Wind-Down Costs as set forth in the Wind-Down Schedule (as defined herein under “The Merger Agreement — Treatment of Legacy Business”) with respect to such portion of the Legacy Business,

•	actual costs arising under or in connection with certain matters set forth in Standard BioTools’ disclosure schedule to the Merger Agreement,
•
solely to the extent not provided for in the Wind-Down Schedule, any Specified Cash-Walk Items (as defined herein under “The Merger Agreement — Treatment of Legacy Business”) (it being understood that if Specified Cash-Walk Items are provided for in the Wind-Down Schedule, the treatment thereof in the Wind-Down Schedule will govern in the event of any conflict) and

•
any unpaid taxes incurred or to be incurred, in a taxable period (or portion thereof) ending on or prior to the Closing Date or otherwise in connection with the Closing, by Standard BioTools and its affiliates, including in connection with the above.

For purposes of the definition of “Parent Net Cash” as used in the Merger Agreement, “Restricted Cash” means, without duplication, (i) cash of Standard BioTools that has been historically classified as restricted cash by Standard BioTools or that is otherwise required to be classified as restricted cash in accordance with the accounting principles specified in the Merger Agreement, (ii) cash held outside of the United States that is subject to restrictions or penalties, or otherwise cannot be readily repatriated to the United States (by dividend or similar distribution if held by a subsidiary), (iii) cash that is represented by real estate lease deposits, (iv) cash that is held in reserve accounts or third-party escrow accounts, and (v) cash collateralizing any obligation, but excluding restricted cash securing corporate credit card obligations; provided that if any cash would be treated as Restricted Cash pursuant to the foregoing clauses (i) through (v) on account of any of lease, escrow, obligation or other liability reflected as a deduct in the calculation of Parent Net Cash, then such cash will not be treated as Restricted Cash. For purposes of determining the amount of cash to be considered Restricted Cash solely as a result of taxes on repatriation, only the amount of any net taxes payable to repatriate such cash to the United States will be treated as Restricted Cash.
At least 10 business days before the anticipated Closing Date, Treeline must deliver to Standard BioTools capitalization information required to calculate the Exchange Ratio. At least five business days before the anticipated Closing Date, Standard BioTools must deliver to Treeline a schedule setting forth, in reasonable detail, Standard BioTools’ good faith estimated calculation of its Parent Net Cash and the Exchange Ratio, prepared and certified by Standard BioTools’ chief financial officer.
Within 30 days after the Closing Date, Treeline may dispute any part of the calculations set forth in the schedule by delivering a written notice to that effect to Standard BioTools (referred to herein as a “dispute notice”). Any dispute notice must identify in reasonable detail the nature and amounts of any proposed revisions to the schedule. If Treeline delivers a dispute notice, then Standard BioTools and Treeline will attempt in good faith to resolve the disputed items and negotiate an agreed-upon determination of Parent Net Cash.
If Standard BioTools and Treeline are unable to negotiate an agreed-upon determination of Parent Net Cash within 30 calendar days after delivery of the dispute notice, then any remaining disagreements will be referred to an independent auditor of recognized national standing mutually agreed upon by Standard BioTools and Treeline. The determination of the amount of Parent Net Cash made by the independent auditor will be final and binding on Standard BioTools and Treeline and will be deemed to have been finally determined for purposes of the Merger Agreement and to represent the final Parent Net Cash for purposes of the Merger Agreement.

If the final Parent Net Cash as determined pursuant to the foregoing procedure is less than Parent Net Cash as set forth in Standard BioTools’ schedule, the Exchange Ratio will be recalculated adjusting only such final Parent Net Cash and with no other changes to the components thereof. In such event, each former holder of Treeline Common Stock that was issued and outstanding (other than Excluded Shares and Dissenting Shares) and Treeline Converting Warrants that were outstanding, in each case immediately prior to the Effective Time, will be entitled to receive, without duplication, in respect of each such share of Treeline Common Stock or each share of Treeline Common Stock that would have been received upon the net-exercise of such Treeline Converting Warrants, a number of additional shares of Standard BioTools Common Stock equal to the modified Exchange Ratio minus the original Exchange Ratio. The number of shares of Standard BioTools Common Stock each former holder of Treeline Capital Stock and Treeline Converting Warrants is entitled to receive will be rounded down to the nearest whole share and computed after aggregating all Treeline Capital Stock held by such holder of Treeline Capital Stock.
If the final Parent Net Cash is greater than or equal to Parent Net Cash as set forth in Standard BioTools’ schedule, the Parent Net Cash surplus will be added to the proceeds to be distributed to holders of CVRs pursuant to the terms of the CVR Agreement.
The Parent Net Cash balance of Standard BioTools is subject to numerous factors, some of which are outside of the control of Standard BioTools. The actual amount of Parent Net Cash of Standard BioTools will depend significantly on the timing of the Closing.
Treatment of Treeline Stock Options
At the Effective Time, Treeline’s 2021 Equity Incentive Plan and each outstanding Treeline Option, whether vested or unvested, without any action on the part of the holder thereof, will be assumed by Standard BioTools. Each such Treeline Option so assumed will continue to have, and be subject to, the same terms and conditions applicable to such Treeline Option immediately prior to the Effective Time, including vesting terms and provisions, except that (1) such Treeline Option will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such stock option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock, and (2) the exercise price per share will be the exercise price per share in effect for such stock option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the next nearest cent.
As soon as reasonably practicable following the Closing Date, Standard BioTools will file a registration statement on Form S-8 (or such other appropriate form, if required) with respect to the offering of the shares of Standard BioTools Common Stock issuable upon the exercise of the assumed Treeline Options and will use reasonable best efforts to maintain the effectiveness of such registration statement thereafter for so long as any of such Treeline Options remain outstanding.
Treatment of Treeline Warrants
At the Effective Time, each Treeline warrant that has been amended to require net-exercise in connection with the Merger that is outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of Treeline or the holder thereof, be cancelled and extinguished and converted into the right to receive, for each share of Treeline Common Stock that would be received upon the net-exercise of such warrant in accordance with its terms (with each share of Treeline Common Stock valued at the Treeline Value Per Share for such purposes), a number of shares of Standard BioTools Common Stock equal to the Exchange Ratio.
In addition, at the Effective Time, each Treeline Warrant that is not a Treeline Converting Warrant and that is outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of Treeline or the holder thereof, be assumed by Standard BioTools. Each such warrant so assumed will continue to have and be subject to the same terms and conditions applicable to such warrant immediately prior to the Effective Time, except that (1) such warrant will be exercisable for that number of shares of Standard BioTools Common Stock equal to the number of shares of Treeline Common Stock subject to such warrant immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Standard BioTools Common Stock and (2) the warrant price per share will be the warrant price per share in effect for such warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest thousandth of a cent.

Treatment of Standard BioTools Common Stock
Except as contemplated by the proposed reverse stock split of issued and outstanding Standard BioTools Common Stock as described in this proxy statement/prospectus, and except for the issuance of one CVR for each share of Standard BioTools Common Stock outstanding, Standard BioTools Common Stock will remain unaffected by the Merger.
Procedures for Exchanging Treeline Common Stock
The Merger Agreement provides that, at the Closing, Standard BioTools will issue and cause to be deposited with Computershare Trust Company, N.A. (the “Exchange Agent”) evidence of book entry shares representing the non-certificated shares of Standard BioTools Common Stock issuable in connection with the Merger.
The Merger Agreement provides that, promptly (and in any event within two business days) after the Effective Time, the Exchange Agent will mail to (i) each record holder of shares of Treeline Common Stock represented by a certificate (a “Certificate”) (other than holders of Excluded Shares or Dissenting Shares) or (ii) each book-entry account representing any uncertificated shares of Treeline Common Stock (“Uncertificated Shares”) who is entitled to any payment in respect of Treeline Common Stock held by such holder immediately prior to the Effective Time, a letter of transmittal in customary form specifying that delivery will be effected only upon delivery of the Certificates (or affidavits of loss in lieu thereof) or Uncertificated Shares to the Exchange Agent and instructions for surrendering the Certificates (or affidavits of loss in lieu thereof) or Uncertificated Shares to the Exchange Agent.
Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or an Uncertificated Share to the Exchange Agent in accordance with the terms of such letter of transmittal, the holder will be entitled to receive in exchange therefor the Per Share Merger Consideration and any dividends or other distributions with a record date after the Effective Time which is required to be paid pursuant to the Merger Agreement (in each case less any required tax withholdings). At the Effective Time, all holders of shares of Treeline Common Stock (other than any Excluded Shares) that were issued and outstanding immediately prior to the Effective Time will cease to have any rights as stockholders of Treeline. In addition, from and after the Effective Time, no transfer of shares of Treeline Common Stock will be registered on the stock transfer books of Treeline.
If any Certificate has been lost, stolen or destroyed, in order for the person claiming such Certificate to be lost, stolen or destroyed to receive the shares of Standard BioTools Common Stock and/or dividends or other distributions with a record date after the Effective Time to which such person would otherwise be entitled pursuant to the terms of the Merger Agreement, such person will have to (i) make an affidavit of that fact, and (ii) if required by the Exchange Agent’s customary practices, enter into an indemnification agreement in customary form providing an indemnity against any claim that may be made against the Exchange Agent with respect to such Certificate.
From and after the Effective Time, until it is surrendered, each Certificate or Uncertificated Share will represent only the right to receive the Per Share Merger Consideration. Standard BioTools will not pay dividends or other distributions on any shares of Standard BioTools Common Stock to be issued in exchange for any unsurrendered Certificate or Uncertificated Share until such Certificate (or affidavit of loss in lieu thereof) or Uncertificated Share is surrendered as provided in the Merger Agreement.
HOLDERS OF TREELINE COMMON STOCK SHOULD NOT SEND IN THEIR TREELINE STOCK CERTIFICATES UNTIL THEY RECEIVE A LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT WITH INSTRUCTIONS FOR THE SURRENDER OF TREELINE STOCK CERTIFICATES.
Board of Directors and Management Following the Merger
Pursuant to the Merger Agreement, the combined company’s board of directors will consist of at least nine members, with between seven and ten such members designated by Treeline in its discretion and two such members designated by Standard BioTools. The composition of the combined company’s board of directors following the Effective Time in the aggregate is expected to satisfy the requisite independence requirements and SEC rules, as well as the sophistication and independence requirements for the required committees, pursuant to Nasdaq listing requirements. It is anticipated that after the Effective Time, the combined company’s board of directors will consist of Dr. Joshua Bilenker, Dr. Jeffrey Engelman, Kristina Burow, David Bonita, David Schenkein, Steven Elms, Aftab Kherani, Avi Naider, Ali Satvat and Susan Desmond-Hellmann, each appointed by Treeline, and      and      , each appointed by Standard BioTools.

It is anticipated that the management team of the combined company upon the consummation of the Merger will consist of Treeline’s management team. In particular, the parties have agreed that Dr. Joshua Bilenker, currently the chief executive officer and co-founder of Treeline, will serve as Chief Executive Officer of the combined company, Dr. Jeffrey Engelman, currently the chief scientific officer of Treeline, will serve as Chief Scientific Officer of the combined company, and Spencer Smith, currently the chief financial officer of Treeline, will serve as Chief Financial Officer of the combined company.
Amendment of the Certificate of Incorporation of Standard BioTools
In the Merger Agreement Standard BioTools agreed to amend its certificate of incorporation to (i) change its name to “Treeline Biosciences Holdings, Inc.” or such other name as designated in writing by Treeline no later than five business days prior to the Closing Date and (ii) effect the Reverse Stock Split, if needed.
Conditions to the Completion of the Merger
Each party’s obligation to complete the Merger and the other transactions contemplated by the Merger Agreement is subject to the satisfaction or waiver (to the extent permitted by applicable law) by each of the parties, as of immediately prior to the Closing, of various conditions, which include the following:
•
the Share Issuance Proposal and the Charter Amendment Proposal must have been approved by the affirmative vote of a majority of the voting power of the shares of Standard BioTools’ capital stock present virtually or represented by proxy at a meeting of Standard BioTools stockholders and entitled to vote on such Proposal at the Special Meeting or the affirmative vote of the holders of Standard BioTools’ capital stock entitled to vote thereon, voting as a single class, by a majority of the votes cast for or against such Proposal at the Special Meeting, as applicable (the “Standard BioTools Stockholder Approval”);

•
the Merger Agreement must have been adopted by the affirmative written consent of the holders of a majority of the outstanding Treeline capital stock entitled to vote thereon and the affirmative written consent of the holders of a majority of Treeline preferred stock entitled to vote thereon (the “Treeline Stockholder Approval”);

•
no applicable law, judgment (whether temporary, preliminary or permanent) or other legal restraint or binding order or determination by any governmental entity of competent jurisdiction is in effect that prevents, restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement;

•
the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, which is being filed by Standard BioTools with the SEC to register certain of the shares of Standard BioTools Common Stock to be issued to the holders of the shares of Treeline Common Stock in connection with the Merger, must have been declared effective by the SEC under the Securities Act of 1933 (as amended, the “Securities Act”) and no stop order suspending the effectiveness of such registration statement has been issued and remains in effect and no legal proceedings for that purpose have been initiated or threatened in writing by the SEC unless subsequently withdrawn;

•
the existing shares of Standard BioTools Common Stock must be listed on Nasdaq as of the Closing Date, and the shares of Standard BioTools Common Stock issuable in connection with the Merger must have been approved for listing on Nasdaq, subject to official notice of issuance; and

•
the waiting period (and any extension thereof) applicable to the Merger or any of the transactions contemplated by the Merger Agreement under the HSR Act shall have expired or been terminated, and any consents, authorizations, clearances and approvals required to be obtained with respect to the Merger or any of the transactions contemplated by the Merger Agreement under the foreign antitrust laws specified in the Merger Agreement shall have been obtained.

In addition, each party’s obligation to complete the Merger and the other transactions contemplated by the Merger Agreement is further subject to the satisfaction or waiver (to the extent permitted by applicable law) by that party of the following additional conditions:
•
(i) each of the representations and warranties of the other party other than the Standard BioTools Fundamental Representations and the Treeline Fundamental Representations (as such terms are defined below), as applicable, must be true and correct (without giving effect to any limitation as to “materiality”

or “material adverse effect” set forth in the Merger Agreement) at and as of the date of the Merger Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent in either case expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in the Merger Agreement), would not have a material adverse effect on the other party, (ii) the representations and warranties of the other party related to organizational documents, due organization, subsidiaries, capitalization, authority to enter into the Merger Agreement, non-contravention and consents, application of takeover laws, and brokers/finders and, with respect to Standard BioTools only, financial statements and opinion of financial advisor, must be true and correct (A) in all respects, in the case of any such representations and warranties to the extent they are qualified within the text thereof by any “materiality” or “material adverse effect” qualifications, or (B) in all material respects, in the case of any such representations and warranties to the extent they are not so qualified within the text thereof by any such “materiality” or “material adverse effect” qualifications, in each case at and as of the date of the Merger Agreement and at and as of the Closing Date as if made on and as of the Closing Date (except to the extent in either case expressly made as of an earlier date, in which case as of such earlier date), (iii) the representations and warranties related to authorized capital stock, warrants, equity plans, absence of certain securities, and, with respect to Treeline, preferred stock, must be true and correct in all respects, except for de minimis inaccuracies, at and as of the date of the Merger Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (iv) the representations and warranties of the other party related to the existence of a material adverse effect on the other party must be true and correct in all respects at and as of the date of the Merger Agreement and as of the Closing Date as if made on and as of the Closing Date (such representations and warranties referenced in clauses (ii), (iii) and (iv) by Standard BioTools, the “Standard BioTools Fundamental Representations” and such representations and warranties referenced in clauses (ii), (iii) and (iv) by Treeline, the “Treeline Fundamental Representations”);
•	the other party must have performed in all material respects all obligations in the Merger Agreement required to be performed by it at or prior to the Closing;
•	there must not have occurred any material adverse effect on the other party after the date of the Merger Agreement; and
•
the other party to the Merger Agreement must have delivered a customary closing certificate to such party certifying that the closing conditions related to the accuracy of representations and warranties, lack of material adverse effect and performance in all material respects of all obligations required to be performed by the other party under the Merger Agreement have been satisfied.

In addition, Standard BioTools’ obligation to effect the Merger and the other transactions contemplated by the Merger Agreement is further subject to the satisfaction or waiver (to the extent permitted by applicable law) by Standard BioTools of the following additional conditions:
•	Standard BioTools must have received the Treeline Stockholder Written Consent;
•
Standard BioTools must have received at the Closing a properly executed certification that the Treeline shares are not “United States real property interests” in accordance with the Internal Revenue Code; and

•
Treeline must have delivered to Standard BioTools evidence reasonably satisfactory to Standard BioTools that, as of the Effective Time, all of the obligations of Treeline under certain agreements have been terminated without any liability being imposed on the part of Standard BioTools or the Surviving Company.

In addition, Treeline’s obligation to complete the Merger is further subject to the satisfaction of the following conditions or waiver by Treeline of such additional conditions (to the extent permitted by applicable law):
•	Standard BioTools effecting the Standard BioTools Charter Amendment and delivering to Treeline a file-stamped copy of the Standard BioTools Charter Amendment; and

•
Treeline having received copies of the resignations, effective as of the Effective Time, of each director and officer of Standard BioTools and its subsidiaries other than the Standard BioTools directors who will continue as directors following the Effective Time.

The Merger Agreement provides that the following events shall not be considered a material adverse effect to Standard BioTools or Treeline, as applicable:
•	general business or economic conditions generally affecting the industry in which such party and its subsidiaries operate;
•
political conditions, acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes, tsunamis, floods, mudslides, weather conditions, other natural disasters, man-made disasters, health and other emergencies, calamities, epidemics, pandemics (including COVID-19 and any evolutions or mutations thereof), disease outbreaks, other acts of God or force majeure events;

•
changes in financial, banking or securities markets, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•	any change in, or any compliance with or action taken for the purpose of complying with, any law or generally accepted accounting principles (or interpretations thereof);
•
any change in the stock price or trading volume of such party’s common stock (it being understood, however, that any effect causing or contributing to any change in stock price or trading volume may be taken into account in determining whether a material adverse effect has occurred, unless such effects are otherwise excepted from this definition);

•
any failure by such party to meet internal or analysts’ expectations or projections or the results of operations of such party (it being understood, however, that any effect causing or contributing to the failure to meet internal or analysts’ expectations or projections or the results of operations of such party may be taken into account in determining whether a material adverse effect has occurred, unless such effects are otherwise excepted from this definition);

•
the execution or announcement of the Merger Agreement or the pendency of the Merger and the other transactions contemplated by the Merger Agreement (the “Transactions”), including (A) the identity of the other party, (B) the loss or departure of officers or other employees of such party or any of its subsidiaries directly or indirectly resulting from, arising out of, attributable to, or related to the Transactions, and (C) any other negative development (or potential negative development) in the relationships of such party or any of its subsidiaries with business partners, whether as a direct or indirect result of the loss or departure of officers or employees of such party or any of its subsidiaries or otherwise, directly or indirectly resulting from, arising out of, attributable to, or related to the Transactions;

•
any actions taken or failure to take action, in each case, to which such party has provided its prior written consent; or compliance with the terms of, or the taking of any action required or contemplated by, the Merger Agreement; or the failure to take any action prohibited by the Merger Agreement;

•	any fees or expenses incurred in connection with the Transactions;
•
with respect to Treeline, (A) any results, outcomes, data, adverse events or side effects arising from any clinical trials being conducted by or on behalf of Treeline or any of its subsidiaries or any competitor of Treeline or any of its subsidiaries (or the announcements thereof), (B) results of meetings with the FDA or other governmental entity (including any minutes of, or communications from, any governmental entity in connection with such meetings) with respect to Treeline products, (C) the determination by, or the delay of a determination by, the FDA or any other applicable governmental entity, or any panel or advisory body empowered or appointed thereby, with respect to a clinical hold, acceptance, filing, designation (including de-designation for the accelerated approval pathway), approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance, or requirement to conduct additional clinical studies or trials, with respect to the Treeline products or (D) FDA approval (or other clinical or regulatory developments), market entry or pending market entry of any product competitive with or related to any of the Treeline products, or any guidance, announcement or publication by the FDA or other applicable governmental entity relating to Treeline products; or
•
any legal proceedings made or brought by any of the current or former stockholders of such party (on their own behalf or on behalf of such party) against Standard BioTools, Merger Sub, Treeline or any of their directors or officers, including legal proceedings arising out of the Merger or in connection with any other Transactions;

provided that, any event referred to in the first, second, third and fourth bullets above may be considered a material adverse effect to such party to the extent disproportionately affecting such party and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which such party and its subsidiaries operate.
Representations and Warranties
The Merger Agreement contains customary representations and warranties of Standard BioTools, Merger Sub and Treeline for a transaction of this type relating to, among other things:
•	organizational documents;
•	due organization; subsidiaries;
•	capitalization;
•	authority; binding nature of the Merger Agreement; required votes;
•	non-contravention; consents;
•	SEC documents (with respect to Standard BioTools and Merger Sub only);
•	financial statements;
•	absence of changes;
•	absence of undisclosed liabilities;
•	title to assets;
•	legal proceedings; orders;
•	contracts;
•	employee and labor matters;
•	benefit plans;
•	environmental matters;
•	taxes;
•	intellectual property;
•	privacy and data security;
•	compliance with laws; permits; regulatory matters;
•	insurance;
•	real estate;
•	registration statement and proxy statement/prospectus;
•	transactions with affiliates;
•	brokers and finders;
•	opinion of financial advisor (with respect to Standard BioTools and Merger Sub only);
•	certain business practices;

•	customers and suppliers (with respect to Standard BioTools and Merger Sub only);
•	ownership of common stock; and
•	ownership and operations of Merger Sub (with respect to Standard BioTools and Merger Sub only).
The representations and warranties are, in many respects, qualified by materiality and knowledge, and will not survive the Merger, but their accuracy forms the basis of certain of the conditions to the obligations of Standard BioTools and Treeline to complete the Merger, subject to materiality thresholds.
No Solicitation by Treeline
The Merger Agreement provides that, except as described below, Treeline will not, and will cause its and its subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents and representatives not to, directly or indirectly:
•
solicit, initiate, induce, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Treeline Acquisition Proposal (as defined below);

•
participate in any discussions or negotiations or cooperate in any way with any person regarding any Treeline Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Treeline Acquisition Proposal;

•
provide any non-public information or data concerning it or any of its subsidiaries to any person in connection with any Treeline Acquisition Proposal or for the purpose of soliciting, initiating, inducing, encouraging or facilitating a Treeline Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Treeline Acquisition Proposal;

•
enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement with respect to a Treeline Acquisition Proposal or that could reasonably be expected to lead to a Treeline Acquisition Proposal;

•
adopt, approve, declare advisable or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Treeline Acquisition Proposal (including by approving any transaction, or approving any person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL);

•
take any action or exempt any person (other than Standard BioTools and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or its organizational or other governing documents; or

•	resolve, publicly propose or agree to do any of the foregoing actions.
Treeline also agreed that it will, and will cause its subsidiaries and representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions and negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Treeline Acquisition Proposal, or inquiry, proposal, or offer that could reasonably be expected to lead to a Treeline Acquisition Proposal, and will promptly terminate access by any such person to any physical or electronic data rooms relating to any such Treeline Acquisition Proposal. Treeline also agreed to, as soon as reasonably practicable after the date of the Merger Agreement and in all events no later than three business days after the date of the Merger Agreement, deliver a written notice to any person it entered into a confidentiality agreement with in anticipation of a Treeline Acquisition Proposal within the last 12 months, to the effect that it will end all discussions and negotiations with such person with respect to any such Treeline Acquisition Proposal and requesting the prompt return or destruction of any confidential information furnished to such person relating to any Treeline Acquisition Proposal. Treeline will also (i) use its reasonable best efforts to have such confidential information returned to it or destroyed, (ii) immediately terminate all physical and electronic data room access provided to any such person or its representatives, and (iii) prohibit any third party (other than Standard BioTools and its representatives) from having access to any physical or electronic data room relating to any possible Treeline Acquisition Proposal. Treeline further agreed to use reasonable best efforts to enforce the terms of each confidentiality agreement entered into with any other person. Treeline agreed to not grant any waiver of, or agree to any amendment or modification to, or release any such person from, any such agreement, to permit such person to submit a Treeline Acquisition Proposal.
Treeline also agreed that it will promptly (and, in any event, within 24 hours) notify Standard BioTools (orally and in writing) if (i) any written or other inquiries, proposals or offers with respect to a Treeline Acquisition Proposal or any inquiries, proposals, offers or requests for information relating to or that could reasonably be expected to lead to a Treeline Acquisition Proposal are received by Treeline or any of its representatives, (ii) any person requests non-public information from Treeline or any of its representatives in connection with any Treeline Acquisition Proposal (provided that Treeline will only be required to provide notice once per person under this clause (ii)) or (iii) any discussions or negotiations with respect to or that could reasonably be expected to lead to a Treeline Acquisition Proposal are sought to be initiated with Treeline, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and other material written communications or, if oral, a summary of the material terms and conditions of such proposal or offer), and thereafter will keep Standard BioTools reasonably informed, on a current basis (and in any event within 24 hours), of any material developments with respect to any such proposals or offers (including any amendments thereto), including by promptly providing copies of any additional requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto and other information set forth above and copies of any written materials provided to such person by Treeline or any of its representatives.
Treeline agreed that it and its subsidiaries will not enter into a confidentiality agreement with any person that would prohibit it from providing any information to Standard BioTools pursuant to the terms of, or otherwise complying with its obligations under the no solicitation or negotiation and notice provisions of, the Merger Agreement; and that it would not provide any information to any other person pursuant to any confidentiality agreement entered into prior to the date of the Merger Agreement unless such person agreed prior to receipt of such information to waive any provision that would prohibit Treeline from providing any information to Standard BioTools pursuant to the terms of the Merger Agreement or otherwise prohibit Treeline from complying with its obligations under the no solicitation or negotiation and notice provisions of the Merger Agreement.
A “Treeline Acquisition Proposal” means any transaction or series of related transactions (other than the Transactions) for:
•
any acquisition or purchase from Treeline by any person or “group” (as defined in or under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), directly or indirectly, of more than a 25% interest in the total outstanding securities (or instruments convertible into or exercisable or exchangeable for 25% or more of such securities) of Treeline, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving Treeline or any of its subsidiaries;

•
any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction involving Treeline, pursuant to which the stockholders of Treeline immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity of such transaction or any parent entity thereof;

•
any sale, lease, exchange, transfer or disposition (in each case, other than in the ordinary course of business) of more than 25% of the assets of Treeline or its subsidiaries (taken as a whole) (measured by the fair market value thereof); or

•	any combination of the foregoing.
No Solicitation by Standard BioTools
The Merger Agreement provides that, except as described below, and other than a sale, license, transfer or other winding down of Standard BioTools’ Legacy Business, Standard BioTools will not, and will cause its and its subsidiaries’ directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents and representatives not to, directly or indirectly:
•
solicit, initiate, induce, knowingly encourage or knowingly facilitate any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Standard BioTools Acquisition Proposal (as defined below);

•
participate in any discussions or negotiations or cooperate in any way with any person regarding any Standard BioTools Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Standard BioTools Acquisition Proposal;

•
provide any non-public information or data concerning it or any of its subsidiaries to any person in connection with any Standard BioTools Acquisition Proposal or for the purpose of soliciting, initiating, inducing, encouraging or facilitating a Standard BioTools Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Standard BioTools Acquisition Proposal;

•
enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement with respect to a Standard BioTools Acquisition Proposal or that could reasonably be expected to lead to a Standard BioTools Acquisition Proposal (other than an Acceptable Confidentiality Agreement (as defined below));

•
adopt, approve, declare advisable or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Standard BioTools Acquisition Proposal (including by approving any transaction, or approving any person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL);

•
take any action or exempt any person (other than Treeline and its subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or its organizational or other governing documents; or

•	resolve, publicly propose or agree to do any of the foregoing actions.
Standard BioTools also agreed that it will, and will cause its subsidiaries and representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions and negotiations with any person conducted prior to the date of the Merger Agreement with respect to any Standard BioTools Acquisition Proposal, or inquiry, proposal, or offer that could reasonably be expected to lead to a Standard BioTools Acquisition Proposal, and will promptly terminate access by any such person to any physical or electronic data rooms relating to any such Standard BioTools Acquisition Proposal. Standard BioTools also agreed to, as soon as reasonably practicable after the date of the Merger Agreement and in all events no later than three business days after the date of the Merger Agreement, deliver a written notice to any person it entered into a confidentiality agreement with in anticipation of a Standard BioTools Acquisition Proposal within the last 12 months, to the effect that it will end all discussions and negotiations with such person with respect to any such Standard BioTools Acquisition Proposal and requesting the prompt return or destruction of any confidential information furnished to such person relating to any Standard BioTools Acquisition Proposal. Standard BioTools will also (i) use its reasonable best efforts to have such confidential information returned to it or destroyed, (ii) immediately terminate all physical and electronic data room access provided to any such person or its representatives, and (iii) prohibit any third party (other than Treeline and its representatives) from having access to any physical or electronic data room relating to any possible Standard BioTools Acquisition Proposal. Standard BioTools further agreed to use reasonable best efforts to enforce the terms of each confidentiality agreement entered into with any other person. Standard BioTools agreed to not grant any waiver of, or agree to any amendment or modification to, or release any such person from, any such agreement, to permit such person to submit a Standard BioTools Acquisition Proposal, unless in any such case the Standard BioTools Board shall have determined, in good faith, after consultation with outside legal counsel, that the failure to take such actions would be inconsistent with the fiduciary duties of the Standard BioTools board of directors to the holders of Standard BioTools’ capital stock under applicable law.
Notwithstanding the foregoing, prior to the time, but not after, the Standard BioTools Stockholder Approval is obtained, Standard BioTools may, in response to a bona fide written Standard BioTools Acquisition Proposal (which proposal was made after the date of the Merger Agreement and has not been withdrawn) which did not result from a breach of solicitation and negotiation provisions of the Merger Agreement and so long as it has provided written notice to Treeline of the identity of such person or group making the Standard BioTools Acquisition Proposal, the material terms and conditions of such proposal (including, if applicable, copies of any material written communications) and its intention to engage or participate in any discussions or negotiations with any such person or group, (i) provide access to non-public information regarding Standard BioTools or any of its subsidiaries to the person or group making the proposal (provided that such information has previously been made available to Treeline or is provided to Treeline substantially concurrently with the making of such information available to such person or group and that, prior to furnishing any such non-public information, Standard BioTools receives from the person or group making such Standard BioTools Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects (including with respect to confidentiality and restrictions on use) on such person(s) as the confidentiality agreement with Treeline (an “Acceptable Confidentiality Agreement”)) (it being understood that such confidentiality agreement need not include a “standstill” agreement or prohibit the making or amending of a Standard BioTools Acquisition Proposal), and (ii) engage or participate in any discussions or negotiations with any such person or group regarding such proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the Standard BioTools Board determines in good faith after consultation with outside financial advisors and outside legal counsel that (x) such Standard BioTools Acquisition Proposal either constitutes a Standard BioTools Superior Proposal or could reasonably be expected to result in a Standard BioTools Superior Proposal and (y) the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Standard BioTools board of directors to the holders of Standard BioTools’ capital stock under applicable law. Standard BioTools is required to provide Treeline with an accurate and complete copy of the Acceptable Confidentiality Agreement promptly (and in any event within 24 hours) after the execution thereof.
Standard BioTools also agreed that it will promptly (and, in any event, within 24 hours) notify Treeline (orally and in writing) if (i) any written or other inquiries, proposals or offers with respect to a Standard BioTools Acquisition Proposal or any inquiries, proposals, offers or requests for information relating to or that could reasonably be expected to lead to a Standard BioTools Acquisition Proposal are received by Standard BioTools or any of its representatives, (ii) any person requests non-public information from Standard BioTools or any of its representatives in connection with any Standard BioTools Acquisition Proposal (provided that Standard BioTools will only be required to provide notice once per person under this clause (ii)) or (iii) any discussions or negotiations with respect to or that could reasonably be expected to lead to a Standard BioTools Acquisition Proposal are sought to be initiated with Standard BioTools, indicating, in connection with such notice, the name of such person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and other material written communications or, if oral, a summary of the material terms and conditions of such proposal or offer), and thereafter shall keep Treeline reasonably informed, on a current basis (and in any event within 24 hours), of any material developments with respect to any such proposals or offers (including any amendments thereto), including by promptly providing copies of any additional requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto and other information set forth above and copies of any written materials provided to such person by Standard BioTools or any of its representatives.
Standard BioTools agreed that it and its subsidiaries will not enter into a confidentiality agreement with any person that would prohibit it from providing any information to Treeline pursuant to the terms of, or otherwise complying with its obligations under the no solicitation or negotiation and notice provisions of, the Merger Agreement; and that it would not provide any information to any other person pursuant to any confidentiality agreement entered into prior to the date of the Merger Agreement unless such person agreed prior to receipt of such information to waive any provision that would prohibit Standard BioTools from providing any information to Treeline pursuant to the terms of the Merger Agreement or otherwise prohibit Standard BioTools from complying with its obligations under the no solicitation or negotiation and notice provisions of the Merger Agreement.
A “Standard BioTools Acquisition Proposal” means any transaction or series of related transactions (other than the Transactions) for:
•
any acquisition or purchase from Standard BioTools by any person or “group” (as defined in or under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), directly or indirectly, of more than a 15% interest in the total outstanding securities (or instruments convertible into or exercisable or exchangeable for 15% or more of such securities) of Standard BioTools, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving Standard BioTools or any of its subsidiaries;

•
any tender offer (including self-tender) or exchange offer that if consummated would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning 15% or more of the total outstanding securities (or instruments convertible into or exercisable or exchangeable for 15% or more of such securities) of Standard BioTools;

•
any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction involving Standard BioTools, pursuant to which the stockholders of Standard BioTools immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction or any parent entity thereof;

•
any sale, lease, exchange, transfer or disposition (in each case, other than in the ordinary course of business) of more than 15% of the assets of Standard BioTools or its subsidiaries (taken as a whole) (measured by the fair market value thereof); or

•	any combination of the foregoing.
No Standard BioTools Change in Recommendation or Standard BioTools Alternative Acquisition Agreement
Except as provided below, the Standard BioTools Board and each committee thereof may not (i)(A) withhold, withdraw, qualify or modify (or propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Treeline, its recommendation to Standard BioTools’ stockholders to approve the Share Issuance and the Charter Amendment (the “Standard BioTools Board Recommendation”), (B) approve, recommend or otherwise declare advisable (or propose or resolve to approve, recommend or otherwise declare advisable) any Standard BioTools Acquisition Proposal or (C) remove the Standard BioTools Board Recommendation from or fail to include the Standard BioTools Board Recommendation in the proxy statement/prospectus (each, a “Standard BioTools Change in Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or cause or permit Standard BioTools or any of its subsidiaries to enter into any letter of intent, term sheet, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement (other than an Acceptable Confidentiality Agreement) relating to or that could reasonably be expected to lead to any Standard BioTools Acquisition Proposal or any agreement requiring Standard BioTools (or that would require or could reasonably be expected to require Standard BioTools) to abandon, terminate, delay or fail to consummate the Merger or any other transaction contemplated by the Merger Agreement or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (a “Standard BioTools Alternative Acquisition Agreement”).
Notwithstanding the foregoing, following receipt of a bona fide written Standard BioTools Acquisition Proposal by Standard BioTools after the date of the Merger Agreement that did not result from a breach of the no solicitation provisions of the Merger Agreement and with respect to which Standard BioTools has received a written, definitive form of Standard BioTools Alternative Acquisition Agreement that has not been withdrawn and has been determined by the Standard BioTools Board in good faith, after consultation with outside financial advisors and outside legal counsel, to constitute a Standard BioTools Superior Proposal, the Standard BioTools board of directors may, at any time prior to the time the Standard BioTools Stockholder Approval is obtained, make a Standard BioTools Change in Recommendation, if all of the following conditions are met:
•	Standard BioTools provided Treeline with four business days’ prior written notice, which notice shall contain certain required information as further specified in the Merger Agreement;
•
prior to making such Standard BioTools Change in Recommendation, Standard BioTools engaged, and used its reasonable best efforts to cause its representatives to engage, in good faith negotiations with Treeline, during such four-business day notice period to consider adjustments to the terms and conditions of the Merger Agreement or other proposals that may be proposed in writing by Treeline during such notice period such that the Standard BioTools Alternative Acquisition Agreement would cease to constitute a Standard BioTools Superior Proposal;

•
the Standard BioTools Board determined in good faith, after consultation with outside financial advisors and outside legal counsel, that, in light of such Standard BioTools Acquisition Proposal and taking into account any revised terms proposed in writing by Treeline and the results of the negotiations contemplated by the preceding bullet, such Standard BioTools Acquisition Proposal continues to constitute a Standard BioTools Superior Proposal and, after consultation with outside legal counsel, that the failure to make such Standard BioTools Change in Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Standard BioTools Board to its stockholders under applicable law.

A “Standard BioTools Superior Proposal” means any bona fide, written Standard BioTools Acquisition Proposal on terms which the Standard BioTools Board determines in its good faith judgment, after consultation with outside financial advisors and outside legal counsel, would reasonably be expected to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the person or group of persons making the proposal, and, if consummated, would result in a transaction more favorable to Standard BioTools’ stockholders from a financial point of view than the Merger (after taking into account any revisions to the terms of the Transactions and the time likely to be required to consummate such Standard BioTools Acquisition Proposal); provided that for purposes of the definition of “Standard BioTools Superior Proposal”, the references to “15%” in the definition of Standard BioTools Acquisition Proposal shall be deemed to be references to “50%.”
In addition, notwithstanding the foregoing, the Standard BioTools Board may make a Standard BioTools Change in Recommendation upon the occurrence of a Standard BioTools Intervening Event (as defined below) prior to receipt of the Standard BioTools Stockholder Approval if:
•	Standard BioTools provided Treeline with four business days’ prior written notice, which notice shall contain certain required information as further specified in the Merger Agreement;
•
Standard BioTools engaged in good faith negotiations with Treeline during such four business day notice period to consider adjustments to the terms and conditions of the Merger Agreement or other proposals that may be proposed in writing by Treeline during such notice period such that the failure of the Standard BioTools Board to make a Standard BioTools Change in Recommendation in response to the Standard BioTools Intervening Event would no longer be inconsistent with the fiduciary duties of the Standard BioTools Board to its stockholders under applicable law;

•
the Standard BioTools Board determined in good faith, after consultation with outside financial advisors and outside legal counsel, that, in light of such Standard BioTools Intervening Event and taking into account any revised terms proposed in writing by Treeline and the results of the negotiations contemplated by the preceding bullet, that the failure of the Standard BioTools Board to make a Standard BioTools Change in Recommendation would be inconsistent with the fiduciary duties of the Standard BioTools Board to its stockholders under applicable law; and

•
Standard BioTools’ obligation to call, give notice of and hold the special meeting of stockholders shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Standard BioTools Superior Proposal or Standard BioTools Acquisition Proposal or by any Standard BioTools Change in Recommendation.

“Standard BioTools Intervening Event” means any effect that is material to Standard BioTools and its subsidiaries taken as a whole, occurring or arising after the date of the Merger Agreement that (i) was not known to, or reasonably foreseeable by, the Standard BioTools Board (or, if known, the magnitude or effect of which was not known to, or reasonably foreseeable) prior to the execution of the Merger Agreement, which effect (or the magnitude or effect thereof) becomes known to, or reasonably foreseeable by, the Standard BioTools Board prior to the receipt of Standard BioTools Stockholder Approval and (ii) does not relate to (A) a Standard BioTools Acquisition Proposal or (B) (1) any changes in the market price or trading volume of Standard BioTools, (2) the mere fact Treeline or Standard BioTools meets or exceeds any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of the Merger Agreement, or changes after the date of the Merger Agreement in the market price or trading volume of the Standard BioTools Common Stock or the credit rating of Standard BioTools (provided, that any facts or occurrences giving rise or contributing to such change or event may be taken into account when determining a Standard BioTools Intervening Event), (3) any events or developments relating to Treeline or any of its affiliates, (4) any event or development generally affecting the industries in which Standard BioTools or Treeline operate or in the economy generally or other general business, financial, market or political conditions, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, (5) any change in any applicable law or other legal or regulatory conditions or changes in GAAP or other accounting standards, (6) any event or development to the extent directly resulting from the announcement or pendency of, or any actions required to be taken by Standard BioTools or Treeline (or refrained to be taken by Standard BioTools or Treeline) pursuant to the Merger Agreement or the consummation of the Transactions, including expiration or termination of waiting periods or the receipt of approvals, consents or clearances applicable to the Merger under antitrust laws, (7) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events or (8) any legal proceedings made or brought by any of the current or former stockholders of Standard BioTools or Treeline (on their own behalf or on behalf of Standard BioTools or Treeline) against Standard BioTools or Treeline, including legal proceedings arising out of the Transactions.
Stockholder Approvals
Unless the Merger Agreement is terminated in accordance with the terms of the Merger Agreement, Standard BioTools is obligated under the Merger Agreement to establish the record date for, duly call, give notice of and use its reasonable best efforts to convene and hold the Special Meeting to consider and vote upon the Share Issuance, the Charter Amendment, and any Legacy Transaction that requires the approval of Standard BioTools stockholders, which meeting will take place within 45 days after the declaration of the effectiveness of the Registration Statement. Standard BioTools agreed in the Merger Agreement to use its reasonable best efforts to hold the Special Meeting as soon as practicable after the date on which the Registration Statement becomes effective.
Immediately after the execution of the Merger Agreement, Treeline agreed to take all action necessary to obtain the Treeline Stockholder Written Consent constituting the Treeline Stockholder Approval. On June 6, 2026, Treeline obtained the Treeline Stockholder Written Consent.
Promptly following receipt of the Treeline Stockholder Approval, Treeline agreed to prepare and mail a notice to every stockholder of Treeline that did not execute a written consent substantially concurrently with the execution and delivery of the Merger Agreement. The notice will be a statement to the effect that the Treeline Board determined that the Merger is advisable in accordance with the DGCL and in the best interests of the stockholders of Treeline, will provide the stockholders of Treeline to whom it is sent with notice of the actions taken in the Treeline Stockholder Written Consent, including the adoption and approval of the Merger Agreement, the Merger and the other Transactions, and will include a description of the appraisal rights of Treeline’s stockholders available under the DGCL.
Covenants; Conduct of Business Pending the Merger
Each of Standard BioTools and Treeline agreed that during the period from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement in accordance with its terms and the Effective Time (the “Pre-Closing Period”), it will, and cause each of its subsidiaries to, (A) in the case of Treeline, (i) conduct its business in all material respects in the ordinary course of its normal operations and consistent in all material respects with past practices (the “Ordinary Course of Business”) and (ii) use commercially reasonable efforts to preserve intact the material components of its present business organization, keep available the services of its present officers and key employees in all material respects, preserve its relationships with manufacturers, suppliers, vendors, distributors, governmental entities, customers, licensors, licensees and others with which it has material business dealings, comply in all material respects with all applicable laws and maintain in effect all permits necessary to the conduct of such party’s business in accordance with their terms and renew any such permits that would otherwise expire pursuant to their terms, and (B) in the case of Standard BioTools, (i) conduct its business in all material respects in the Ordinary Course of Business and (ii) use commercially reasonable efforts to comply in all material respects with all applicable laws, in each case, except (a) as set forth in the disclosure schedules (the “Disclosure Schedules”) delivered by Standard BioTools or Treeline, as applicable, pursuant to the Merger Agreement, (b) as expressly permitted or required by the Merger Agreement (including Wind-Down Activities and any Legacy Transaction conducted in accordance with the Merger Agreement), (c) as required by applicable law or (d) as may be consented to in writing by the other party, which consent shall not be unreasonably withheld, delayed or conditioned.
Each of Standard BioTools and Treeline also agreed that, subject to certain limited exceptions, without the consent of the other party, it will not, and will not permit any of its subsidiaries to, during the Pre-Closing Period (except as set forth in such party’s Disclosure Schedules, expressly permitted by or required in accordance with the Merger Agreement (including Wind-Down Activities and any Legacy Transaction conducted in accordance with the Merger Agreement) or as required by applicable laws):
•
establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or property) in respect of any shares of its capital stock or other equity interests or securities or repurchase (other than in the case of Standard BioTools the issuance of the Closing Dividend and the completion of the Reverse Stock Split in accordance with the Merger Agreement), redeem or otherwise reacquire any shares of its capital stock or other equity interests or securities (except repurchases from terminated employees, directors or consultants of such party or in connection with the payment of the exercise price and/or withholding taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under such party’s equity compensation plans in accordance with the terms of such award in effect on the date of the Merger Agreement);
•
sell, issue, grant, modify, reprice, amend, pledge or otherwise dispose of or encumber or authorize: (1) any capital stock or other equity interests or security of such party or any of its subsidiaries (except for shares of such party’s common stock issued upon the valid exercise or conversion of outstanding options or warrants or settlement of outstanding RSUs) (other than the amendment of any Treeline warrant to become a Treeline Converting Warrant); (2) any option, warrant or right to acquire any capital stock or any other equity interests or security (other than Treeline options granted to (A) new employees who were offered a specific number of Treeline options as part of their offer letters entered into prior to the date of the Merger Agreement or, in the Ordinary Course of Business, after the date of the Merger Agreement and (B) existing employees in the Ordinary Course of Business as annual incentive compensation) or (3) any instrument convertible into or exchangeable for any capital stock or other equity interests or security of such party or any of its subsidiaries (or, in the case of Standard BioTools, Merger Sub);

•
except as required by the terms of the Merger Agreement, adopt, amend, terminate or waive or propose to adopt, amend, terminate or waive such party’s or its subsidiaries’ organizational documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except for the Transactions;

•
except as required by the terms of the Merger Agreement, amend, terminate or waive or propose to amend, terminate or waive any of such party’s equity plans, any provision of any agreement regarding any of such party’s outstanding stock options, restricted stock unit grant, or performance-based vesting restricted stock unit grant, or otherwise modify any of the terms of any outstanding option, restricted stock unit, warrant or other equity interest or security or any related contract;

•	adopt or implement any stockholder rights plan or similar arrangement;
•	form any subsidiary or acquire or propose to acquire any equity interest or other interest in, or business of, any other entity or enter into a joint venture with any other entity;
•
lend money to any person (except for the advancement of expenses to employees, directors and consultants in the Ordinary Course of Business), (2) incur or guarantee any indebtedness for borrowed money, (3) guarantee any debt securities of others, (4) other than the incurrence or payment of transaction expenses, make any capital expenditure (in the case of Treeline, in excess of $3 million in the aggregate), or (5) make any investment in, including by way of capital contribution or acquisition of equity interests or debt securities of, any person;

•
in the case of Treeline, other than in the Ordinary Course of Business and, in the case of Standard BioTools, other than as required by applicable law or the terms of any employee benefit plan as in effect on the date of the Merger Agreement: (1) adopt, terminate, establish or enter into any employee benefit plan; (2) cause or permit any employee benefit plan to be amended in any material respect; or (3) increase or modify the amount or form of the wages, salary, commissions, or bonus compensation payable to any of its directors, officers or employees;

•
recognize any labor union or labor organization, or enter into any collective bargaining agreement, or take any similar actions with respect to any employee, group of employees, or representative of any employees;

•
in the case of Standard BioTools, hire any employee or contractor, other than to fill vacancies caused by the termination of employees and contractors whose employment or engagement is terminated after the date of the Merger Agreement;

•	acquire any material asset (other than intellectual property rights);
•
in the case of Treeline, (A) sell, lease or otherwise irrevocably dispose of any of its material assets or properties (other than intellectual property rights), or (B) grant any lien with respect to such assets or properties, except in the Ordinary Course of Business;

•
in the case of Treeline, (A) sell, assign, transfer, license, sublicense, grant any lien (other than certain permitted liens) with respect to or otherwise dispose of any material intellectual property (in each case, other than pursuant to non-exclusive licenses granted in the ordinary course of business or pursuant to a collaboration agreement) or (B) cancel, fail to refile a provisional application after abandonment, fail to renew or extend, or fail to diligently prosecute (including making any filing, pay any fee, or take any other action necessary to prosecute and maintain) any intellectual property (in the case of licensed intellectual property, solely to the extent that Treeline or any of its subsidiaries has rights to control, prosecution and maintenance thereof), except, for each of the foregoing, in the ordinary course of prosecution upon exercise of reasonable business judgment by Treeline or the lapse or expiry of intellectual property at the end of its statutory term;

•
in the case of Standard BioTools, (A) sell, assign, transfer, license, sublicense or grant any lien (other than certain permitted liens) with respect to or otherwise dispose of any material intellectual property (in each case, other than pursuant to non-exclusive licenses granted in the Ordinary Course of Business) or otherwise dispose of any intellectual property, or (B) cancel, fail to refile a provisional application after abandonment, fail to renew or extend or fail to diligently prosecute (including making any filing, pay any fee, or take any other action necessary to prosecute and maintain) any material intellectual property (in the case of any licensed intellectual property, solely to the extent that Standard BioTools or any of its subsidiaries has rights to control the prosecution and maintenance thereof), except, for each of the foregoing, in the ordinary course of prosecution upon exercise of reasonable business judgment by Standard BioTools or the lapse or expiry of intellectual property at the end of its statutory term; provided that the prior written consent of Treeline (not to be unreasonably withheld, conditioned or delayed) will be required prior to Standard BioTools’ entry into any definitive agreement, or binding term sheet or letter of intent, relating to any Legacy Transaction involving the actions described in this provision;

•
disclose to any third party (other than pursuant to written confidentiality obligations, as required by applicable law, or, in the case of Treeline, in the ordinary course of conducting clinical trials or other clinical research activities subject to contractual or statutory confidentiality obligations) or otherwise fail to preserve and maintain, any material trade secrets, know-how, methods, protocols, specifications, techniques, data or other confidential information or ideas;

•
make, change or revoke any material tax election, fail to pay any income or other material tax as such tax becomes due and payable, file any amendment making any material change to any tax return, settle or compromise any income tax or other material tax liability or submit any voluntary disclosure application, enter into any tax allocation, sharing, indemnification or other similar agreement or arrangement (other than commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not the allocation of taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income tax or other material taxes (other than pursuant to an extension of time to file any tax return granted in the Ordinary Course of Business of not more than seven months), or adopt or change any material accounting method in respect of taxes;

•
materially amend, terminate or expressly release any material rights under any material contract, or enter into (and, in the case of Standard BioTools, renew or extend the term of) any contract that is or would be considered a material contract under specified clauses of the definition of “material contract” if in effect on the date hereof;

•
in the case of Standard BioTools, fail to pay accounts payable and other obligations when due (or, if earlier, the date that such account payable or other obligation would typically be paid by Standard BioTools in the Ordinary Course of Business), or accelerate the collection of accounts receivable;

•
in the case of Standard BioTools, make any expenditures, incur any liabilities or discharge or satisfy any liabilities greater than $100,000 in each case, other than those expenditures or liabilities that will not survive the Closing, are discharged or satisfied prior to the Closing, and/or are taken into account in the calculation of Parent Net Cash;

•
in the case of Standard BioTools, following the delivery to Treeline of the schedule of Parent Net Cash as required by the Merger Agreement, incur any liability, obligation or commitment that would result in a reduction of Parent Net Cash as of the Closing by more than $50,000 in the aggregate;

•	other than as required by law or GAAP, take any action to change accounting policies or procedures;
•	settle or compromise any legal proceeding other than solely for monetary damages (net of insurance proceeds received) not in excess of $200,000 individually or $1,000,000 in the aggregate;
•	enter into or amend any contract if such contract or amendment would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Transactions;
•	fail to maintain in full force and effect the existing insurance policies or to renew or replace such insurance policies with comparable insurance policies;
•	dissolve or liquidate such party or any of its subsidiaries;
•	in the case of Standard BioTools, enter into any new line of business outside Standard BioTools’ existing business;
•	make any payment or loan to, or enter into any agreement, arrangement or understanding with, any of its stockholders, directors, managers, officers or other affiliates; or
•	agree, resolve or commit to do any of the foregoing.
Regulatory Approvals Required for the Merger
Each of Standard BioTools and Treeline agreed:
•
that each party will, and will cause each of its subsidiaries and affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws in connection with the Merger and the Transactions;

•
that each party will use reasonable best efforts to (i) prepare and file, as promptly as possible, but not later than 15 business days after the date of the Merger Agreement as it relates to the HSR Act, any and all documentation to effect all necessary filings required by applicable antitrust laws with respect to the Merger, (ii) deliver as promptly as practicable to the appropriate governmental entities any additional information and documentary material that may be requested by any governmental entity in connection with the Merger, and (iii) obtain, as promptly as practicable, all consents, clearances and approvals required to be obtained from any governmental entity that are necessary, proper or advisable to consummate the Merger, including by advocating for antitrust clearance;

•
to the extent permitted by applicable law, each party will promptly advise the other party of any material communication between it or its affiliates and any governmental entity regarding the Merger or otherwise materially affecting its ability to timely consummate the Merger;

•
each party will consult and cooperate with the other party, and consider in good faith the views of the other party, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party to the Merger Agreement in connection with proceedings under or relating to antitrust laws;

•
each party will (i) promptly notify the other party of all meetings or substantive communications with any governmental entity relating to any antitrust laws, and give the other party an opportunity to participate in each of such meetings, (ii) promptly notify the other party of all substantive oral and written communications with any governmental entity related to any antitrust laws, (iii) provide the other party with a reasonable advance opportunity to review and comment upon all written communications with a governmental entity regarding antitrust laws and (iv) provide the other party with copies of all written communications from any governmental entity relating to any antitrust laws;

•
each party will, and will cause each of its subsidiaries and affiliates to, take reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with antitrust laws to expeditiously close the Merger or the other transactions contemplated by the Merger Agreement (and in any event by or prior to the termination date of the Merger Agreement); provided that, notwithstanding the foregoing, neither party will be required to take, or agree or commit to take any actions that would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on Standard BioTools and its subsidiaries (including Treeline after giving effect to the Closing), taken as a whole, after the Closing;
•	each party will bear its own expenses and costs incurred by such party in connection with any filings and submissions pursuant to antitrust laws;
•
each party will use reasonable best efforts to obtain any consents, approvals or waivers of third parties requested by the other party to the Merger Agreement with respect to any contracts to which such party is a party as may be necessary for consummation of the Transactions or required by the terms of such contract as a result of the Merger or the other Transactions; and

•
each party will not, and will cause each of its subsidiaries and affiliates not to, acquire or agree to acquire any rights, interests, assets, business, person or division thereof (through acquisition, license, joint venture, collaboration or otherwise) or take any other actions, if such acquisition or action would reasonably be expected to (i) prevent, materially delay, or adversely affect in any material respect the ability of Standard BioTools and its affiliates or Treeline to consummate the Merger or any of the Transactions, or (ii) cause any party to be required to obtain any clearances, consents, approvals, waivers, waiting period expirations or terminations, non-actions or other authorizations under any laws with respect to the Merger or the other transactions contemplated by the Merger Agreement.

Indemnification; Directors’ and Officers’ Insurance
Each of Standard BioTools and the Surviving Company have agreed in the Merger Agreement, jointly and severally, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, to indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Standard BioTools or Treeline or any of their respective subsidiaries (each, an “indemnified person”) against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the indemnified person is or was a director or officer of Standard BioTools or Treeline or any of their respective subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law (including the DGCL).
The Merger Agreement provides that each indemnified person will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Standard BioTools and the Surviving Company, jointly and severally, upon receipt by Standard BioTools or the Surviving Company from the indemnified person of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Treeline certificate of incorporation and the Surviving Company bylaws will contain provisions no less favorable than the provisions relating to indemnification, advancement of expenses and elimination of liability for monetary damages set forth in the organizational documents of Treeline and Standard BioTools immediately prior to the Effective Time, and such provisions shall not be amended, repealed, abrogated or otherwise modified in any manner that would adversely affect any indemnified person.
Prior to the Effective Time, Standard BioTools is required to purchase a six-year prepaid “tail policy” (the “D&O Tail Policy”) for the non-cancellable extension of the directors’ and officers’ liability coverage of Standard BioTools’ existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided Standard BioTools’ existing policies as of the date of the Merger Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Standard BioTools by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the Transactions).

Other Agreements
Each of Standard BioTools and Treeline has agreed to:
•
during the Pre-Closing Period, promptly notify the other party in writing upon becoming aware of any event, condition, fact or circumstance that would reasonably be expected to make the timely satisfaction of any condition to Closing impossible;

•
during the Pre-Closing Period, promptly advise the other party in writing upon becoming aware of (i) any claim asserted or legal proceeding commenced, or, to the party’s knowledge, either: (A) with respect to a governmental entity, overtly threatened; or (B) with respect to any other person, threatened in writing, in each case against, relating to, involving or otherwise affecting any of the Transactions; (ii) any knowledge of any notice from any person alleging that the consent of such person is or may be required in connection with the Merger or any of the other Transactions; and (iii) any other material legal proceeding or material claim threatened in writing, commenced or asserted against any party or its respective subsidiaries;

•
subject to certain conditions, afford the other party’s representatives reasonable access (at the requesting party’s cost) under the supervision of appropriate personnel of the other party, during normal business hours during the period prior to the Effective Time, to the other party’s, and each of its subsidiaries’ employees, properties, assets, books, records and contracts and, during such period, each of Standard BioTools and Treeline will, and will cause each of its subsidiaries to, furnish promptly to the other all information concerning its or any of its subsidiaries’ capital stock, business and personnel as may reasonably be requested by the other, as and when reasonably requested by the other party;

•
use its reasonable best efforts to, and cause its subsidiaries to, cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, as amended, and, if requested by the SEC, use their respective reasonable best efforts to cause its respective counsel to deliver a tax opinion;

•
during the Pre-Closing Period, consult with each other prior to issuing or making, and provide each other the reasonable opportunity to review and comment on, any press releases or other public announcements with respect to the Transactions and any filings with any governmental entity (including any national securities exchange) with respect thereto, subject to certain exceptions;

•
use its reasonable best efforts to (i) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to the Merger Agreement or the Transactions and (ii) if any state takeover statute or similar statute or regulation becomes applicable to the Merger Agreement or the Transactions, take all action reasonably appropriate to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise to eliminate or minimize the effect of such statute or regulation on the Transactions; and

•
use reasonable best efforts to cause each individual who will serve as a director or executive officer of Standard BioTools following the Closing, and such other stockholders to be agreed by the parties, to execute and deliver a lock-up agreement no later than the Closing, pursuant to which each signatory shall agree not to offer, pledge, sell or otherwise transfer or dispose of any shares of Standard BioTools Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Standard BioTools Common Stock) held by such signatory for a period of 180 days following the Closing, subject to customary exceptions.

Standard BioTools has agreed to:
•
use its reasonable best efforts to cause the shares of Standard BioTools Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time;

•
obtain and deliver to Treeline at or prior to the Effective Time (or, at the option of Treeline, at a later date) the resignation of each officer and director of Standard BioTools and each of its subsidiaries, effective as of the Effective Time (it being understood that such resignation shall not constitute a voluntary termination of employment under any employment agreement or employee benefit plan applicable to such individual’s status as an officer or director of Standard BioTools or a subsidiary thereof);

•
enter into customary indemnification agreements reasonably satisfactory to Treeline with each individual to be appointed to, or serving on, the board of directors of Standard BioTools at Closing, which indemnification agreements shall continue to be effective following the Closing;

•	take all necessary actions to terminate its 401(k) plan, effective as of no later than the date immediately preceding the Closing Date, unless otherwise directed by Treeline;
•
take actions necessary to fully vest any and all unvested amounts of the accounts of all participants in its 401(k) Plan with respect to any employees who are to be transferred in connection with a Legacy Transaction (as defined below), or who are affected by the termination of the 401(k) plan, prior to and conditioned upon termination of the 401(k) plan;

•
prior to the Effective Time, terminate each then-current offering period under its employee stock purchase plan and refund all accumulated contributions made by participants in such plan, and, terminate the employee stock purchase plan at Treeline’s request;

•	prior to the Effective Time, adopt the Post-Closing Equity Incentive Plan, subject to the Closing and effective as of the Effective Time;
•	prior to the Effective Time, adopt the Post-Closing Employee Stock Purchase Plan, subject to the Closing and effective as of the Effective Time; and
•
subject to the approval of the Post-Closing Equity Incentive Plan and the Post-Closing Employee Stock Purchase Plan at the Special Meeting, file with the SEC, as soon as reasonably practicable after the Effective Time, a registration statement on Form S-8 relating to the shares of Standard BioTools Common Stock issuable with respect to the Post-Closing Equity Incentive Plan and the Post-Closing Employee Stock Purchase Plan.

Treeline has agreed to
•
cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar contracts between Treeline and any holders of Treeline capital stock, including any such contract granting any person investor rights, rights of first refusal, registration rights or director designation rights, to be terminated immediately prior to the Effective Time without any material liability being imposed on the part of Standard BioTools or Treeline;

•
cooperate with Standard BioTools as reasonably requested by Standard BioTools with respect to any Nasdaq listing application filed by Standard BioTools and promptly furnish all information concerning Treeline and its stockholders that may be required or reasonably requested in connection with any Nasdaq listing; and

•
from the date of the Merger Agreement until the earlier of the Effective Time and the termination of the Merger Agreement in accordance with its terms, not to, and not permit any of its subsidiaries to, take, authorize, approve or permit any action that results in, or would reasonably be expected to result in, a material adjustment to the Conversion Price (as defined in the certificate of incorporation of Treeline) or the conversion rate of any series of the Treeline Preferred Stock.

Closing Dividend; CVR Agreement
Prior to the Effective Time, Standard BioTools expects to declare a dividend to Standard BioTools stockholders as of the close of business on the last business day prior to the day on which the Effective Time occurs (the “Closing Dividend”) in the form of one CVR for each outstanding share of Standard BioTools Common Stock held by such stockholder on such date. The payment date for such dividend will be three business days after the Effective Time. The CVRs will be issued pursuant to the terms of a Contingent Value Rights Agreement to be entered into between Standard BioTools and a rights agent.
Pursuant to the CVR Agreement, the holder of each CVR will be entitled to receive a payment for each 12-month CVR payment period during the five-year term of the CVR Agreement, consisting of a number of shares of the combined company’s common stock (with fractional shares settled in cash) equal to such holder’s pro rata portion of the aggregate net proceeds received by the combined company during such 12-month CVR payment period from the following sources: (i) proceeds from any sale, disposition, or other monetization of the Legacy Business; (ii) proceeds from convertible notes or other investments held by Standard BioTools as of the Closing

Date; (iii) earnout, milestone, royalty or other similar contingent payments due to Standard BioTools under contracts in effect as of the Closing Date, including payments from Illumina, Inc. pursuant to the Stock Purchase Agreement dated June 22, 2025; and (iv) any surplus in Parent Net Cash delivered at Closing as finally determined under the Merger Agreement. The maximum number of shares of common stock of the combined company which may be issued pursuant to the CVR Agreement is 76,000,000. There can be no assurance that any payments will be made on the CVRs.
The payment of the Closing Dividend will be expressly conditioned upon the occurrence of the Effective Time, and if the Effective Time does not occur for any reason following the setting of the record date for the Closing Dividend, (i) the Closing Dividend shall be deemed not to have been declared, (ii) no CVRs shall be issued or distributed to any holder of Standard BioTools Common Stock, (iii) the CVR Agreement shall be of no force or effect and (iv) Standard BioTools shall have no obligation to any holder of Standard BioTools Common Stock with respect to any CVR or the Closing Dividend.
Treatment of Legacy Business
In the Merger Agreement, Standard BioTools has agreed to use its commercially reasonable efforts to effect the sale, license, transfer, disposition, divestiture or other monetization transaction with respect to its Legacy Business (such transaction, a “Legacy Transaction”); provided that (i) the prior written consent of Treeline (not to be unreasonably withheld, conditioned or delayed) shall be required prior to Standard BioTools’ entry into any definitive agreement, or binding term sheet or letter of intent, relating to any Legacy Transaction and (ii) Standard BioTools will not be required to enter into any specific Legacy Transaction. Standard BioTools has agreed to keep Treeline reasonably informed of the status of any Legacy Transaction.
The Merger Agreement provides that Standard BioTools and Treeline will work together in good faith (and in consultation with one or more nationally recognized wind-down consultants) to reach agreement within 30 days of the date of the Merger Agreement on a mutually acceptable written schedule (the “Wind-Down Schedule”) that sets forth the actions that would be required in order to wind down the Legacy Business (the “Wind-Down Activities”) and the costs to effect such Wind-Down Activities (the “Wind-Down Costs”) or a methodology to determine such costs, with the goals of (i) minimizing and eliminating remaining obligations and liabilities of Standard BioTools while at the same time maximizing the amount of Parent Net Cash and (ii) preserving cash. Standard BioTools and Treeline agreed that they would work together in good faith to ensure that the Wind-Down Schedule addresses, among other matters, current and non-current accrued liabilities, long-term contract obligations of Standard BioTools (including deferred revenue) and liabilities arising under service contracts in effect prior to the Closing (the “Specified Cash-Walk Items”).
In lieu of pursuing a Legacy Transaction with respect to all or any portion of the Legacy Business, Standard BioTools may elect at any time to commence the Wind-Down Activities. In the event that Standard BioTools has not entered into a definitive agreement for the disposition of any portion of the Legacy Business on or prior to the date that the registration statement on Form S-4 of which this proxy statement/prospectus forms a part is declared effective under the Securities Act, Standard BioTools will be required to undertake, and to cause its subsidiaries to undertake, the Wind-Down Activities, together with such modifications as may be mutually agreed by Standard BioTools and Treeline, acting reasonably, with respect to such portion of the Legacy Business.
Termination
The Merger Agreement may be terminated at any time before the Effective Time, whether before or after the Standard BioTools Stockholder Approval and the Treeline Stockholder Approval have been obtained, as set forth below:
•	by mutual written consent of Standard BioTools and Treeline; or
•
by either Standard BioTools or Treeline, if the Merger has not been consummated by 11:59 p.m. Eastern Time on March 31, 2027 (the “Termination Date”), provided that the right to terminate the Merger Agreement is not available to any party if its material breach of the Merger Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date;

•
by either Standard BioTools or Treeline, if the Standard BioTools Stockholder Approval was not obtained at the Special Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote upon the Share Issuance and Charter Amendment was taken;

•
by either Standard BioTools or Treeline, if any applicable law, judgment or other legal restraint or binding order or determination by any governmental entity prevents, restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger or any of the Transactions and such restraint shall have become final and non-appealable, provided that the terminating party shall have complied with its obligations with respect to regulatory matters under the Merger Agreement;

•	by Treeline, if:
•
prior to obtaining the Standard BioTools Stockholder Approval, (i) a Standard BioTools Change in Recommendation has occurred, (ii) the Standard BioTools Board has failed to publicly reaffirm its recommendation to approve the Standard BioTools Board Recommendation within 10 business days after Treeline so requests in writing following the public disclosure of any Standard BioTools Acquisition Proposal with any person other than Treeline (or if the Special Meeting is scheduled to be held within 10 business days of the written request of Treeline, promptly and in any event prior to the date of which the Special Meeting is scheduled to be held), (iii) the Standard BioTools board of directors has failed to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes a Standard BioTools Acquisition Proposal (including by taking no position with respect to the acceptance of such tender offer or exchange offer by Standard BioTools’ stockholders) within 10 business days of the commencement of such tender offer or exchange offer or (iv) Standard BioTools has intentionally and materially breached its no solicitation or negotiation and notice obligations under the Merger Agreement, provided, that Treeline’s right to terminate the Merger Agreement pursuant to this provision shall expire upon receipt of the Standard BioTools Stockholder Approval; or

•
prior to the Effective Time, Standard BioTools or Merger Sub breaches any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or any such representation and warranty shall have become untrue after the date of the Merger Agreement, such that any of the conditions to closing the Merger related to the accuracy of Standard BioTools’ representations in the Merger Agreement or compliance by Standard BioTools with its agreements in the Merger Agreement would not be satisfied, and such breach or failure to be true is not curable, or, if curable, is not cured in accordance with the terms of the Merger Agreement; provided, that Treeline shall not have the right to terminate the Merger Agreement pursuant to this provision if Treeline is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement; or

•	by Standard BioTools, if:
•
prior to the Effective Time, Treeline breaches or fails to perform any of its representations, warranties or covenants contained in the Merger Agreement, or any such representation and warranty has become untrue after the date of the Merger Agreement, such that any of Treeline’s conditions to closing the Merger related to the accuracy of Treeline’s representations in the Merger Agreement or compliance by Treeline with its agreements in the Merger Agreement would not be satisfied, and such breach or failure to be true is not curable, or, if curable, is not cured in accordance with the terms of the Merger Agreement; provided, that Standard BioTools shall not have the right to terminate the Merger Agreement pursuant to this provision if Standard BioTools is then in material breach of any of its representations, warranties, covenants or agreements under the Merger Agreement.

Termination Fee and Expense Reimbursement
The Merger Agreement provides that Standard BioTools will be required to pay a termination fee to Treeline in the amount of $16.1 million (the “Standard BioTools Termination Fee”) under the following circumstances:
•
In the event that (i) after the date of the Merger Agreement, a Standard BioTools Acquisition Proposal has been made to Standard BioTools and such Standard BioTools Acquisition Proposal becomes publicly known prior to the Special Meeting and, in either case, such Standard BioTools Acquisition Proposal has not been withdrawn at the time of the Special Meeting, or a third party has publicly announced an intention to make a Standard BioTools Acquisition Proposal and such intention has not been withdrawn at the time of the Special Meeting, (ii) the Merger Agreement is terminated (A) by either party due to the

Merger not being consummated by the Termination Date, (B) by either party because applicable law, judgment or other legal restraint or binding order or determination by a government entity is in effect that prevents, restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger or any of the Transactions or (C) by Treeline due to Standard BioTools breaching any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or any such representation and warranty having become untrue after the date of the Merger Agreement, such that any of the conditions to closing the Merger related to the accuracy of Standard BioTools’ representations or compliance by Standard BioTools with its agreements in the Merger Agreement would not be satisfied, and such breach or failure, if curable, is not cured in accordance with the terms of the Merger Agreement (provided, that Treeline will not have the right to terminate the Merger Agreement pursuant to this provision if Treeline is then in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement), and (iii) within 12 months after such termination, Standard BioTools enters into a Standard BioTools Alternative Acquisition Agreement with respect to a Standard BioTools Acquisition Proposal or consummates a Standard BioTools Acquisition Proposal (solely for purposes of this provision, the references to “15%” in the definition of Standard BioTools Acquisition Proposal shall be deemed to be references to “50%”); or
•
In the event that the Merger Agreement is terminated by Treeline if, prior to obtaining the Standard BioTools Stockholder Approval, (i) a Standard BioTools Change in Recommendation has occurred, (ii) the Standard BioTools Board has failed to publicly reaffirm its recommendation to approve the Standard BioTools Board Recommendation within 10 business days after Treeline so requests in writing following the public disclosure of any Standard BioTools Acquisition Proposal with any person other than Treeline (or if the Special Meeting is scheduled to be held within 10 business days of the written request of Treeline, promptly and in any event prior to the date of which the Special Meeting is scheduled to be held), (iii) the Standard BioTools Board has failed to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes a Standard BioTools Acquisition Proposal (including by taking no position with respect to the acceptance of such tender offer or exchange offer by Standard BioTools’ stockholders) within 10 business days of the commencement of such tender offer or exchange offer or (iv) Standard BioTools has intentionally and materially breached its no solicitation or negotiation and notice obligations under the Merger Agreement, provided, that Treeline’s right to terminate the Merger Agreement pursuant to this provision shall expire upon receipt of the Standard BioTools Stockholder Approval.

The Standard BioTools Termination Fee will be payable pursuant to the first bullet above within one business day of the consummation of a Standard BioTools Acquisition Proposal or pursuant to the second bullet above within two business days after termination. If the Merger Agreement is validly terminated by either party because there is a legal restraint which restricts or prohibits the Merger or by Treeline due to a breach of warranty or agreement by Standard BioTools, then the Standard BioTools Termination Fee will be reduced by an amount equal to the Fee Reimbursement (as defined below) actually paid to Treeline. Standard BioTools will not be required to pay the Standard BioTools Termination Fee more than once.
The Merger Agreement provides that Standard BioTools will reimburse Treeline for all reasonable out-of-pocket fees and expenses incurred by Treeline in connection with the Merger Agreement and the Transactions, up to a maximum of $5 million (the “Fee Reimbursement”), if the Merger Agreement is terminated by Treeline due to the Standard BioTools Stockholder Approval not being obtained (provided that the right to terminate the Merger Agreement pursuant to this provision will not be available to Treeline if its material breach of the Merger Agreement has been the cause of, or resulted in, the failure to obtain the Standard BioTools Stockholder Approval).
Specific Performance
The parties to the Merger Agreement acknowledged and agreed that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of the Merger Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. The parties accordingly agreed that each party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of the Merger Agreement and to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages (and each party waived any requirement for the security or posting of any bond in connection with such remedy), in addition to any other remedy to which they are entitled at law or in equity. The parties further agreed not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that Standard BioTools or Treeline otherwise have an adequate remedy at law. The parties acknowledged that the agreements described in this paragraph are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, the parties would not have entered into the Merger Agreement. Treeline will not be entitled to both (i) specific performance to cause the other party to consummate the Closing and (ii) payment of the Standard BioTools Termination Fee.
Expenses
Except as described under the heading “Termination Fee and Expense Reimbursement” above, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the Transactions will be paid by the party incurring such expense.
Amendment
The Merger Agreement may be amended by an instrument in writing signed by the parties at any time, except that after the Merger Agreement has been approved by the stockholders of a party, no amendment which by law requires further approval by the stockholders of such party will be made without such further approval, provided that after the Closing no amendment to the Merger Agreement may be made by Standard BioTools without the consent of the legacy Standard BioTools directors that would reasonably be expected to adversely impact the rights of the holders of Standard BioTools equity interests immediately prior to the Effective Time or adversely impact in any material respect the amount or timing of any payments to such stockholders (or the inputs into such payments) under the Merger Agreement or the CVR Agreement.
Following the Closing and prior to the later of (x) the valid termination of the CVR Agreement and (y) the final determination of Parent Net Cash pursuant to the Merger Agreement (such period, the “Post-Closing Period” ), any amendment of, or waiver under, the Merger Agreement that would reasonably be expected to adversely impact the rights of the holders of Standard BioTools equity interests as of immediately prior to the Effective Time or adversely impact in any material respect the amount or timing of any payments to such stockholders (or the inputs into such payments) under the Merger Agreement or the CVR Agreement will require and be subject to the consent of the legacy Standard BioTools directors. If at any time during the Post-Closing Period, either legacy Standard BioTools director ceases to serve on the combined company board for any reason, any decisions vested in the legacy Standard BioTools directors under the Merger Agreement will be vested solely in the remaining legacy Standard BioTools director.
Governing Law
The Merger Agreement is governed by the laws of the State of Delaware.

TREELINE BUSINESS DESCRIPTION
Unless otherwise indicated or the context otherwise requires, references in this section to “Treeline,” the “Company” “we,” “us,” “our” and other similar terms refer to Treeline Biosciences, Inc.
Treeline was created to invent, develop, and commercialize innovative medicines in oncology and other serious diseases. We focus on hard-but-solvable problems and aspire to build a sustainable biopharmaceutical company by making medicines at the highest level, reliably and repeatedly.
Overview
Treeline is a clinical-stage biopharmaceutical company developing novel therapeutics for oncology and other serious diseases. Our approach is built on a differentiated, repeatable discovery platform that identifies compelling molecular targets and matches them with the most appropriate drug modality. We seek to prove we can pick good targets, nominate highly-vetted development candidates (“DCs”), and make thoughtful development decisions across a diverse and ambitious pipeline, with the goal of redefining the treatment of serious diseases. We want our platform story to be repeatability. We currently have three Phase 1 programs, TLN-121, TLN-254, and TLN-372, and a fourth program, TLN-499, nearing clinical entry, all in oncology. Our preclinical pipeline includes programs in neurology and immunology, in addition to oncology. We expect three additional programs to enter clinical testing in 2027 and 2028.
We believe the depth of our pipeline reflects the talents, expertise, and flexibility of our team. There are a finite number of molecular targets that we find compelling enough to pursue. We focus on targets with the potential to deliver meaningful clinical benefit that meet four criteria: disease dependency, therapeutic index, path to druggability, and patient need. We believe the specific features of a molecular target should determine the drug modality, i.e., whether a small molecule inhibitor, protein degrader, or targeted therapy antibody-drug conjugate (“TT-ADC”) approach is employed. In other words, we believe the ultimate DC should reflect the therapeutic solution with the best chance of delivering the target product profile (“TPP”).
If pipeline attrition must occur, we hope to realize it before the start of a human clinical trial. Thus, we have strict criteria, which include internal data and external factors, for nominating DCs. We seek not only to prove a hypothesis but also work hard to generate data that could disqualify compounds under consideration prior to a clinical start. We aim to advance a compound into human clinical trials only when it satisfies these stringent criteria. We require in vivo efficacy and safety profiles that can be realistically achieved through conservative dosing assumptions.
In just five years, we have generated a diversified pipeline of more than 10 programs, with all but one discovered by our in-house team. Our current Phase 1 clinical programs include TLN-121, an oral protein degrader targeting the transcription factor B-cell lymphoma 6 (“BCL6”); TLN-254 (in-licensed), an oral inhibitor of enhancer of zeste homolog 2 (“EZH2”); and TLN-372, a selective, orally bioavailable inhibitor of the commonly mutated oncogene Kirsten Rat Sarcoma Viral Oncogene Homolog (“KRAS”). We intend to provide guidance for TLN-121 and TLN-372 in the first quarter of 2027 and expect to disclose data for these programs in 2027. TLN-499, an oral targeted protein degrader of B-cell lymphoma-X long (“BCL-XL”), is near clinical entry, and we expect to begin a first-in-human trial in the second half of 2026.
Both TLN-121 and TLN-254 are in development for the treatment of lymphoma. Non-Hodgkin Lymphoma (“NHL”) is the most common hematological malignancy worldwide, accounting for approximately 90% of lymphomas and up to 3% of all cancer diagnoses and deaths. There are over 40 major subtypes of NHL, including two of the most common subtypes, diffuse large B-cell lymphoma (“DLBCL”, 30-58% of cases) and follicular lymphoma (“FL”, up to 30% of cases), and rarer subtypes like peripheral T-cell lymphoma (“PTCL”, 6% of cases). While current standard of care treatments for NHL can be initially effective, many patients relapse or are refractory to available therapies.
In preclinical studies, TLN-121 was shown to potently and selectively degrade BCL6. It was designed to minimize off-target protein degradation so that it would have a greater ability to combine with cytotoxic chemotherapy, CD19- and CD20-targeted therapies, and other drug classes with anti-lymphoma activity. We are currently enrolling patients with DLBCL, FL, and the T follicular helper (“TFH”) subtype of PTCL in a Phase 1 clinical trial. As of a March 6, 2026 data cutoff date, TLN-121 monotherapy delivered an overall response rate (“ORR”) of 84% and a complete response (“CR”) rate of 32%, by Lugano criteria, across all disease types. As of the data cutoff date, no dose-limiting toxicities (“DLTs”) were reported and most treatment-emergent adverse events

(“TEAEs”) and treatment-related adverse events (“TRAEs”) were Grade 1. To date, we believe TLN-121 has shown compelling single-agent activity and a potentially favorable safety profile in heavily pretreated patients. We intend for future cohorts in this trial to explore TLN-121 monotherapy and combinations of TLN-121 with other anti-lymphoma agents, which could enable development in earlier lines of therapy. We plan to provide guidance on the expected timing of data from this trial in the first quarter of 2027, with data anticipated later in 2027.
We identified EZH2 as a promising molecular target, believing it could complement the mechanism of action of TLN-121. We licensed TLN-254 (marketed as Airuijing™ in China) from Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”). TLN-254 is currently being tested as a single-agent in a Phase 1 clinical trial and also in combination with TLN-121 in another Phase 1 clinical trial, described above. The first trial is designed to assess pharmacokinetics (“PK”) in Western patients with PTCL, as well as in an exploratory cohort of patients with cutaneous T-cell lymphoma (“CTCL”). As of a March 6, 2026 data cutoff date from the TLN-254 monotherapy trial in PTCL, TLN-254 monotherapy delivered an ORR of 62% and CR of 33%, by Lugano criteria. TEAEs and TRAEs were primarily Grade 1 and 2.
There is regulatory uncertainty surrounding the TLN-254 program based in part on a safety signal observed for another medicine in this drug class (tazemetostat, Tazverik®) when combined with lenalidomide (Revlimid®) and rituximab (Rituxan®), which resulted in the withdrawal of tazemetostat from the market in March 2026. On June 2, 2026, the United States Food and Drug Administration (“FDA”) placed a partial clinical hold on our TLN-254 monotherapy Phase 1 clinical trial and the TLN-254 combination arm of the TLN-121 Phase 1 trial. Patients in these trials may continue receiving TLN-254 if they are deriving a clinical benefit, but further enrollment to receive TLN-254 in these studies has been paused. We believe there could still be a compelling risk-benefit proposition for TLN-254 in the setting of aggressive lymphomas, such as DLBCL and PTCL. We are working with the FDA to address the partial hold.
TLN-372 is our third program in the clinic. In the United States, a new KRAS-altered malignancy is diagnosed in approximately 150,000 patients each year and KRAS mutations are associated with a poor prognosis across indications. KRAS represents a compelling but challenging target, and therefore an opportunity to redefine the treatment landscape. TLN-372 was intentionally designed to have activity against wild type (“WT”) and most of the common mutations of KRAS. We believe TLN-372 has the potential to differentiate from the crowded KRAS landscape by achieving therapeutically relevant free-drug exposures throughout the dosing period and avoiding DLTs that are due to concomitant inhibition of HRAS and NRAS. These features should allow for deep target inhibition associated with single-agent response rates and dose-intense combinability with anti-epidermal growth factor receptor (“EGFR”) antibodies, immunotherapy, cytotoxics, and other drug classes. We believe—because of the biology of RAS-mutated cancer—that dose-intense combination regimens are the future of the field, especially in earlier lines of therapy. TLN-372 was built for this purpose.
We are currently enrolling a Phase 1 clinical trial designed to assess the safety, PK, and anti-tumor activity of TLN-372 in patients with locally advanced or metastatic solid tumors harboring common KRAS mutations and KRAS WT amplified solid tumors. The trial is also designed to explore the efficacy and safety of TLN-372 when given in combination with other anticancer agents. As of May 2026, dose-dependent increases in PK were observed, and no DLTs have been reported. Measured free-drug exposures are consistent with exposures predicted by preclinical in vitro and in vivo modeling. We plan to provide guidance on the expected timing of data from this trial in the first quarter of 2027, with data anticipated later in 2027.
Our fourth program, TLN-499, is expected to enter clinical testing in the second half of 2026. In healthy cells, BCL-XL plays a protective role in preventing cell death. Extensive third-party literature suggests that the inhibition of BCL-XL potentiates the effects of many other classes of therapy. We believe that the co-development of TLN-499 with the right partner drug(s) could generate meaningful anti-tumor activity in high unmet need cancers. Our Phase 1 clinical trial is designed to test the combination of TLN-499 with the BCL-2 inhibitor venetoclax in patients with small cell lung cancer (“SCLC”), neuroendocrine cancer (“NEC”), Merkel cell carcinoma (“MCC”), malignant pleural mesothelioma, and synovial sarcoma.
Our preclinical pipeline currently includes programs in neurology, immunology, and oncology. We expect three additional internally discovered programs to enter clinical testing in 2027 and 2028. We plan to provide additional guidance on these programs in the first quarter of 2027. We are also working on additional discovery-stage programs, a subset of which we hope will enter lead optimization and ultimately clinical testing. We are unlikely to comment on these earlier-stage programs until they have entered human clinical testing, given the high bar we have established for advancing candidates to this stage.
In summary, we have combined the technology and scale advantages of a large pharmaceutical company with the entrepreneurial culture of a biotechnology company. Our goal is to create and replenish one of the most exciting and diversified pipelines in the biopharma industry and produce meaningful clinical results across multiple programs. A belief in Treeline is a belief that our team has the target judgment, DC nomination standards, and clinical-regulatory expertise necessary to achieve this goal.
Our Pipeline
We have established a diversified pipeline of more than 10 programs in development, with three in clinical trials. We believe our pipeline reflects the strategic priorities and scientific judgment of our management team more than a thematic commitment to a particular therapeutic area or drug class.

Figure 1: Our pipeline of investigational product candidates.
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TLN-121 is an oral protein degrader targeting BCL6. BCL6 is a transcriptional repressor essential to the formation and function of germinal centers in secondary lymphoid tissues. BCL6 staining by immunohistochemistry is routinely used in the cell of origin diagnosis of B-cell and T-cell lymphoma. Most patients with DLBCL, FL, and TFH lymphoma (a subset of PTCL) express BCL6. Our TLN-121 development program will explore TLN-121 alone and in combination with other active classes of therapy. DLBCL and FL are sensitive to CD19- and CD20-directed therapies, be they monoclonal antibodies, bispecific antibodies, or chimeric antigen receptor T-cell (“CAR-T”) therapies. Cytotoxic chemotherapy and certain targeted therapies are also important for the treatment of DLBCL and FL, as well as PTCL. Thus, compatibility with these modalities was a key design feature of TLN-121. TLN-121 is currently in Phase 1 development for patients with B-cell and T-cell lymphoma, where single-agent activity has been observed to date in patients with DLBCL, FL, and TFH PTCL.

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TLN-254 is an oral inhibitor of EZH2, a master regulator of cell proliferation, apoptosis, and senescence. Its increased expression and mutations have been implicated in the development of lymphoma. In laboratory models, EZH2 potentiates the repression of BCL6 target genes, suggesting synergistic potential with BCL6-directed therapies. TLN-254 was licensed from Hengrui, which markets the agent as Airuijing™ (zeprumetostat or SHR2554) in relapsed/refractory PTCL in China. TLN-254 is currently in Phase 1 development for patients with PTCL, where it has generated safety and efficacy data generally consistent with those reported for SHR2554 by cross-study comparison. It is also in Phase 1 development in combination with TLN-121. However, in March 2026, an approved drug in the same class as TLN-254, tazemetostat (Tazverik), was withdrawn from the market because of a safety signal (increased rate of myeloid malignancy) in a randomized trial when it was combined with lenalidomide (Revlimid) and rituximab (Rituxan). On June 2, 2026, the FDA placed a partial clinical hold on the TLN-254 monotherapy Phase 1 clinical trial and on the TLN-254 combination arm of the TLN-121 Phase 1 trial due to concerns regarding the potential for secondary malignancies in patients treated with the EZH2 inhibitor class of drug. Patients in these trials may continue receiving TLN-254 if they are deriving a clinical benefit, but enrollment to receive TLN-254 in these studies has been paused. We believe there could still be a compelling risk-benefit proposition for TLN-254 in the setting of aggressive lymphoma, namely DLBCL and PTCL, which have high unmet need, and are actively engaging with the FDA to address the clinical hold.
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TLN-372 is an oral inhibitor of KRAS. The KRAS oncogene is among the most frequently mutated in human cancers, especially pancreatic ductal adenocarcinoma (“PDAC”), colorectal cancer (“CRC”), non-small cell lung cancer (“NSCLC”), cholangiocarcinoma, uterine endometrial carcinoma, and low grade serous ovarian carcinoma (“LGSOC”). KRAS is an unforgiving oncogenic molecular target because it requires deep levels of inhibition throughout the 24-hour dosing period to effect tumor regression. Additionally, we believe combination drug development will be required to address co-mutated pathways and mechanisms of resistance. Currently there are three classes of anti-KRAS drugs in use and/or in development: mutant-selective drugs targeting G12C and G12D; tri-complex inhibitor (“TCI”) molecular glues that bind KRAS/HRAS/NRAS; and pan-KRAS inhibitors that bind both mutated and unmutated KRAS, but spare HRAS/NRAS. TLN-372 belongs in this third, pan-KRAS, category. We believe our carefully engineered pan-KRAS inhibitor could be differentiated in the clinic from other programs based on its potential to achieve high systemic exposures, avoid mechanisms of resistance unique to mutant-selective inhibitors, avoid certain dose-limiting toxicities of TCI molecular glues, and combine well—as measured by dose intensity—with anti-EGFR antibodies, immunotherapy, cytotoxic chemotherapy, and other drug classes.

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TLN-499 is an oral protein degrader targeting BCL-XL. Certain cancer cells overexpress BCL-XL, as well as other pro-survival proteins to prevent the initiation of apoptosis as they experience diverse stresses. Extensive third-party literature suggests that an anti-BCL-XL therapy could meaningfully potentiate other classes of medicines. However, several factors have complicated drug development efforts against BCL-XL. First, BCL-XL is an essential mediator of platelet survival, and thrombocytopenia has been dose limiting. Second, choosing the right partner drug(s) and disease settings creates combinatorial complexity that requires careful prioritization. TLN-499 was designed for potent degradation of BCL-XL in a way that may mitigate, but not eliminate, platelet toxicity. TLN-499 is expected to enter Phase 1 testing in the second half of 2026.

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Lead optimization pipeline. In addition to TLN-121, TLN-372, and TLN-499, three internally discovered programs are expected to enter clinical testing in 2027 and 2028. For each program, there is a presumptive DC worthy of Phase 1 testing, though ongoing or planned experiments or external factors may cause us to consider an alternate DC choice, which would impact timelines and/or program feasibility. We plan to provide additional guidance on these programs in the first quarter of 2027.

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Discovery pipeline. We are working on multiple additional discovery-stage programs, a subset of which we hope enter lead optimization and ultimately clinical testing. Each program has at least one significant risk gate that may not be cleared, resulting in a pause or termination of the program. These include: i) an inability to engineer a compelling drug against the target; ii) pending experimental data that weaken the biologic or therapeutic window hypothesis; and iii) unforeseen data external to the company that question the TPP hypothesis or viability of the program. Our discovery pipeline is built around the expectation of attrition, and we are unlikely to comment on these early-stage, higher risk programs until they have entered human clinical testing.

Our Team
We built our team from the ground-up to utilize leading-edge technologies and maximize the abilities of a fully-integrated in-house discovery team.
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Joshua Bilenker, M.D., is our co-founder and CEO. Prior to Treeline, Dr. Bilenker founded and served as the CEO of Loxo Oncology until its acquisition by Eli Lilly and Company for $8 billion. Under his leadership at Loxo, the team developed and commercialized three FDA-approved medicines. Prior to Loxo, Dr. Bilenker was Operating Partner at Aisling Capital and a Medical Officer at the FDA.

•	Jeffrey Engelman, M.D., Ph.D., is our co-founder and Chief Scientific Officer. Prior to Treeline, Dr. Engelman served as Global Head of Oncology at Novartis Institutes for BioMedical Research where he ran oncology R&D. Previously, Dr. Engelman led an academic research lab and served as Director, Molecular Therapeutics and Director, Thoracic Oncology at Massachusetts General Hospital, where his research focused on ways to disrupt signal transduction in cancers.
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Spencer Smith, M.B.A., joined Treeline as our Senior Vice President of Corporate Development in 2021 and has served as our CFO since January 2025. Prior to Treeline, Mr. Smith was Senior Vice President and CFO at Sentio Investments and CFO at Sentio Healthcare Properties, a public, non-traded REIT. Mr. Smith was previously Associate at Aisling Capital, and he began his career as a Business Analyst at McKinsey & Company.

Our board of directors is composed of well-respected leaders and investors in the life sciences industry. It consists of Joshua Bilenker, CEO and co-founder of Treeline; David Bonita, General Partner of OrbiMed; Kristina Burow, Managing Director at ARCH Venture Partners; Susan Desmond-Hellmann, Independent Director, former CEO of the Bill & Melinda Gates Foundation; Steven Elms, Managing Partner of Aisling; Jeffrey Engelman, CSO and co-founder of Treeline; Aftab Kherani, Managing Partner of Ajax Health; Avi Naider, President of AI Life Sciences, an affiliate of Access Industries; Ali Satvat, Partner of KKR; and David Schenkein, General Partner of GV. Additionally, two Standard BioTools directors will join the combined company’s Board.
Our Strategy
We aspire to build a sustainable biopharmaceutical company by making medicines reliably and repeatedly, at the highest level. We focus on hard-but-solvable problems. We match compelling disease targets to the best drug modality for product candidates capable of delivering in the clinic. For us to deliver on this mission, we must execute against several strategic imperatives:
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Advancing our clinical-stage programs. We currently have three ongoing clinical development programs and one about to enter the clinic, all in oncology. We believe the programs that have entered clinical development have the potential to deliver differentiated clinical results and improve standards of care. As therapeutic options change, however, our clinical development decisions must contend with combination regimens, line of therapy choices and enriched population opportunities. We have invested significant time and resources in the design of our clinical programs, including dose and schedule selection, the prioritization of disease subsets, and endpoint selection, which we believe will support productive global regulatory conversations that could lead to commercialization.

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Curating our preclinical programs for high probability clinical starts. We have built and continue to cultivate a diversified preclinical pipeline that includes programs from discovery through lead optimization. Our internal R&D team has a long collective track record of bringing product candidates into the clinic and obtaining drug approvals. We have insourced critical R&D functions so that we can encourage cross-functional collaboration and support quality control. Our pipeline is built around three ideas: i) targets that meet the criteria of disease dependency, therapeutic index, path to druggability, and patient need; ii) multiple drug modalities (small molecule inhibitors, protein degraders, or targeted therapy ADCs), which provide a broader range of potential solutions to the specific challenges of a given target; and iii) a DC selection process with intensive and conservative vetting standards. This approach is intended to advance our most promising preclinical candidates into clinical development, while deprioritizing others. We also believe our financing model, which avoids single asset concentration, aligns investors and management incentives, and has enabled us to hold out for higher-probability clinical entries.

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Empowering our team of experts. We have a deeply experienced team of discovery, computational, translational, clinical, regulatory, operational, and financial professionals who position our programs for success. Our team is united by a shared attention to detail and dedication to answering key scientific questions so that we can allocate resources to the highest quality opportunities. We believe our model combines the technology and scale advantages of a large pharmaceutical company with the entrepreneurial culture of a biotechnology company.

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Maximizing the commercial potential of any future medicines. Our pipeline is sufficiently deep for us to consider partnering with collaborators, selling an asset or launching any given product ourselves. At a program level, this decision will be made based on the complexity and cost of registration enabling trials, the scale of the commercial opportunity, the opportunity cost relative to other programs in the pipeline, our cost of capital, and the quality of inbound interest.

Our Approach
Our ambition is to build a biopharmaceutical company capable of repeatedly inventing therapies that redefine the treatment of serious diseases. To do so, we have built and financed the company around a small number of first principle R&D beliefs. First, we believe there are a finite number of innovative, compelling molecular target ideas. Targeted protein degradation, antibody drug conjugates, and continued advances in small molecule chemistry have substantially expanded the range of proteins that can be addressed pharmacologically. Our discovery model is built around multiple internal teams of domain experts who have a track record of identifying targets and delivering clinical candidates against them. Second, we believe the specific features of a molecular target should determine which drug modality can yield the most compelling TPP. Third, we believe thorough and critical vetting of a presumptive DC can increase the probability of clinical success. We have avoided time-based program objectives and contingent funding structures because they impair rather than enhance these behaviors. Fourth, we believe innovation against difficult targets cannot be outsourced and requires cross-functional teams of experts working together under the same roof.
Target Selection Strategy: Four Criteria
We focus on targets that we believe have the potential to deliver meaningful clinical benefit. We evaluate each prospective target against four criteria:
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Disease dependency. We look for targets where strong evidence indicates that the target drives the underlying pathology of the disease. That evidence may come from human genetics, validated preclinical models, or clinical trial data. We prioritize causal targets even when they have historically been considered difficult to drug.

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Therapeutic index. We consider the expected gap between the target engagement needed for clinical benefit and the level associated with toxicity. At the start of each program, we assess expected on-target and off-target toxicities. Sometimes a protein degrader or TT-ADC can meaningfully expand what would have been a narrow therapeutic index for a small molecule inhibitor.

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Path to druggability. We consider the potential ligandability of a prospective target, defined as the ability to modulate the target sufficiently for the desired functional effect. We use orthogonal biochemical, biophysical, structure-based, and computational approaches to uncover and exploit structure-activity relationship (SAR) insights that can move a project forward. For previously unliganded targets, this workflow has required sustained upfront investment in protein science, assay development, and screening. Protein degraders provide additional optionality when small molecule binders against novel pockets are discovered because they can be extremely potent and work even when the binding pocket is not critical to protein function.

4.	Patient need. We prioritize targets where a successfully approved therapeutic would meaningfully improve the standard of care for patients with the disease.
Matchmaking: Pairing Targets and Drug Modalities
A target of interest should be matched to the drug modality best suited to address it–one that maximizes the intended biologic effect, minimizes toxicities that could affect dose intensity, and provides the best overall outcome for the patient. We believe that the unique challenges (e.g., resynthesis rate, binding surface, etc.) posed by a given molecular target should determine how it is drugged, not the technology biases of the biopharma company. By being open-minded to many technology solutions, we are able to consider a wider berth of targets. Currently, we have three modalities in-house: small molecule inhibitors, protein degraders, and TT-ADCs.
Small Molecule Inhibitors. Small molecules remain the modality of choice for many intracellular targets where high-affinity, selective binding to a defined site can drive the desired pharmacology. To be clinically effective, an oral small molecule must dissolve in the gastrointestinal tract (“GI”), traverse cellular membranes, avoid rapid metabolic clearance, and bind its intended target with sufficient potency to achieve target engagement at well-tolerated doses. The molecule must also avoid off-target activities likely to produce dose-limiting toxicities in order to maintain a wide therapeutic index. Our medicinal chemistry teams build these properties into the lead identification and optimization screening cascades from the earliest stages of a small molecule design. Depending on the structure and biology of a given target, we design inhibitors with distinct binding modes. These include orthosteric inhibitors that compete directly at the substrate or ligand binding site, allosteric inhibitors that bind a separate regulatory site to modulate target activity, and covalent inhibitors that form a durable chemical bond with a specific residue on the target to achieve sustained inhibition.
Protein Degraders. Targeted protein degradation is a newer therapeutic modality. Unlike inhibitors, which block an active site, degraders bind the target protein and tag it for destruction by the cell’s own housekeeping machinery. This mechanism of action has put into play drug targets that have historically been considered undruggable, such as scaffolding proteins and transcription factors which may lack easily liganded and/or functional protein pockets. A single degrader molecule only needs to bind the protein long enough to induce degradation; it can then cycle from one target protein to the next, producing a catalytic effect. In this way, protein degraders can sometimes drive deeper and more durable target reduction than occupancy-based inhibition. The modality carries trade-offs, however, as degraders lack the physiochemical properties outlined in Lipinski’s Rule of Five (a set of physicochemical properties believed to be necessary for an active oral drug), which can make oral dosing difficult.
Targeted Therapy Antibody Drug Conjugates. Conventional ADCs use a monoclonal antibody to deliver a cytotoxic chemotherapy payload preferentially to tumor cells. Our TT-ADCs apply the idea of antibody-mediated delivery to a different problem: an otherwise promising targeted therapy that is dose limited by toxicity in a specific healthy tissue. By attaching the targeted therapy to a monoclonal antibody, it is sometimes possible to direct the medicine away from the problematic healthy tissue, to reduce toxicity, while maximizing efficacy. Each TT-ADC program requires coordinated design of the payload, linker, antibody, and release mechanism. The payload must be potent and stable enough to inhibit its target after intracellular release; the linker-payload must remain intact in circulation and release appropriately after internalization; and the antibody must direct delivery to the intended tumor lineage while sparing relevant healthy tissues.
Intensive Vetting of Development Candidate
We believe the decision to advance a clinical DC should be based on an extensive preclinical package that pressure tests all knowable risks for the program. We try to generate data that could disqualify a molecule. In oncology, we ensure that a DC demonstrates in vivo efficacy in many cell line-derived xenograft (“CDX”) and when possible, a diverse set of patient-derived xenografts (“PDX”) models. A well conducted PDX mouse clinical trial can be a robust predictor of response rate in human trials, as well as validate co-development opportunities with other therapies. We prioritize absorption, distribution, metabolism, and excretion (“ADME”) in the up-front design of our lead chemical series for more predictable human dose and exposure estimates in humans. Additionally, we try to ascertain preliminary preclinical safety for the DC, using conservative assumptions, before advancing it into clinical development.
In-House Invention: Integrated Wet Lab and Computational Science
We believe that drugging difficult targets requires hand-built solutions and that true innovation cannot be outsourced. Each program is supported by custom assay development, structural and biophysical characterization of the target, and a screening and lead-optimization strategy tailored to the underlying biology. From hit identification through development candidate selection, our medicinal chemists iteratively optimize potency, selectivity, and the drug-like properties required for a given small molecule inhibitor, protein degrader, or TT-ADC linker and payload.
Our computational platform is built to accelerate and sharpen wet-lab work, not replace it. Our computational capability consists of a proprietary infrastructure that seamlessly connects lab notebook data to leading-edge physics-based modeling and artificial intelligence and machine learning (“AI/ML”) approaches. In turn, computationally enabled predictions are integrated directly into the drug discovery workflow.
Examples of how we use computation to make our programs better include:
•	Computationally guided chemical space exploration. In one of our programs, this approach enabled us to identify and rapidly progress a new chemical scaffold with advantaged ADME properties.
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Virtual high-throughput screening. We screen libraries in silico, which include trillions of compounds, with a focus on diversity, synthesizability and drug-like properties. It is also reassuring when a subset of these ideas matches results from real-world high-throughput screens.

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Scalable molecular dynamics. Cloud-based GPU infrastructure allows us to run molecular dynamics simulations at the scale and frequency our medicinal chemistry programs require, without reliance on dedicated supercomputing resources.

•	Real-time predictive workflows. Model predictions are generated automatically when a compound is entered into the electronic lab notebook, so they are available as design decisions are being made.
Leading-edge computational methods are layered onto our wet lab efforts to sharpen decisions, prioritize experiments, and accelerate the work: experimental results can inform better models, which can produce better predictions, which can guide better experiments. Yet, the foundation of our discovery organization is our people. Our biologists, chemists, protein scientists, and computational scientists work together in integrated program teams. We are resourced to perform all critical research activities in-house, and we use external CROs and FTEs as extenders of internal capacity rather than substitutes for it. We believe this model enables faster iteration across disciplines, tighter integration of experimental and computational work, and accumulation of proprietary know-how that compounds across programs.
Clinical Programs
Lymphoma: Disease Overview and Treatment Landscape
NHL represents a heterogeneous group of malignancies originating from B cells, T cells, or natural killer cells. NHL is the most common hematological malignancy worldwide, accounting for approximately 90% of lymphomas and 3% of all cancer diagnoses and deaths, based on data from 2019-2024. There are over 40 major subtypes of NHL, including two of the most common subtypes, DLBCL (30-58% of cases) and FL (up to 30% of cases), and rarer subtypes like PTCL (6% of cases). While initial treatments for NHL can be effective, many patients relapse or are refractory to available therapies.
DLBCL is the most common large B-cell lymphoma and is also among the most aggressive. Based on an analysis of data from 2019-2023, the annual incidence of DLBCL in the United States is approximately 5.5 per 100,000 persons and the death rate is 1.7 per 100,000 persons. With combination chemotherapy/immunotherapy treatments, outright cures are achievable in the majority of patients.
First-line therapy for DLBCL is combination chemotherapy with R-CHOP (rituximab, cyclophosphamide, doxorubicin, vincristine, and prednisone) or R-CHP (rituximab, cyclophosphamide, doxorubicin, and prednisone) in combination with polatuzumab vedotin. While these therapies are associated with prolonged remissions and/or cure in greater than 60% of patients, 10% to 15% of patients do not respond and 20% to 25% relapse. Patients who are refractory or who relapse have a poor prognosis.
FL is the second most common NHL with an incidence rate of 2.4 cases per 100,000 persons and a death rate of 0.4 per 100,000, based on an analysis of data from 2019-2023. FL exhibits a wide range of clinical behaviors due to its significant mutational heterogeneity. Asymptomatic patients with low disease burden may be managed through a watch and wait approach. Treatment is typically initiated when patients exhibit constitutional symptoms, evidence of organ compromise or rapid disease progression. The goal of therapy is a long-term remission or durable disease control with well-tolerated treatment regimens. FL is generally considered incurable. FL can transform into DLBCL at an annualized risk of 2 to 3%, an outcome that is associated with diminished survival.
Standard first-line therapies for FL include immunotherapy with an anti-CD20 antibody with or without chemotherapy (e.g., bendamustine, CHOP (cyclophosphamide, doxorubicin, vincristine, and prednisone), or CVP (cyclophosphamide, vincristine sulfate, and prednisone)). No single treatment option is considered standard of care in the second-line setting. Options include anti-CD20 antibodies (e.g., rituximab or obinutuzumab) as a single agent or in combination with chemotherapy agents such as bendamustine. Lenalidomide is also approved for the treatment of relapsed/refractory FL in the United States. In later lines, zanubrutinib, bispecific antibodies, and CAR-T therapies are approved. As patients progress through successive lines of therapy, they typically exhibit diminishing response rates and shorter disease-free intervals.
PTCL is a rare and heterogeneous subgroup of T-cell NHL comprising two dozen subtypes. The TFH cell lymphomas are subtypes of PTCL and include angioimmunoblastic T-cell lymphoma (“AITL”), follicular type, and TFH NOS. AITL is the most common of these with an incidence of 0.05 cases per 100,000 persons in the United States based on an analysis of data from 1992-2001. The prognosis after a PTCL diagnosis remains poor, with a 70% relapse rate after initial therapy and 2- and 5-year overall survival (“OS”) rates of 45% and 35%, respectively.
First-line therapy typically consists of a combination chemotherapy regimen, such as CHOP (cyclophosphamide, doxorubicin, vincristine, and prednisone), CHOEP (cyclophosphamide, doxorubicin, vincristine, etoposide, and prednisone) or other multidrug regimens. For patients with CD30+ PTCL, brentuximab vedotin in combination with chemotherapy was shown to confer a survival benefit compared to chemotherapy alone.

In relapsed/refractory disease, second-line chemotherapy regimens and hematopoietic stem cell transplantation may also be considered. Other therapies for TFH PTCL subtypes include belinostat and pralatrexate. However, these agents carry modest response rates of approximately 25% with durations of response less than one year. National Comprehensive Cancer Network (“NCCN”) guidelines recommend a clinical trial as the preferred option for relapsed/refractory T-cell lymphoma, indicating a significant need for new treatment options.
TLN-121
TLN-121 is an oral protein degrader of BCL6. BCL6 is part of a protein complex that enables B cells to undergo affinity maturation, a normal lymph node response to invasive pathogens whereby antibodies are fine tuned for an optimal immune response. BCL6 is a transcriptional repressor that turns off genes important to cell differentiation, cell cycle arrest, DNA damage response, and T-cell engagement. BCL6 thus allows immune cells to undergo simultaneous somatic hypermutation and cell proliferation, processes important for creating antibody diversity but dangerous for malignant transformation. Most DLBCLs and FLs arise from B cells exiting the germinal center reaction and are dependent on BCL6 to maintain their growth and survival. BCL6 has also been implicated as a key dependency for TFH-like PTCLs such as AITL.
In preclinical studies, TLN-121 was shown to potently and selectively degrade BCL6. It was designed to minimize off-target protein degradation so that it would have the best chance of combinability with cytotoxic chemotherapy, CD19- and CD20- targeted therapies and other drug classes with anti-lymphoma activity. The volcano plot in Figure 2 below demonstrates the selectivity of TLN-121 for BCL6. TLN-121 shows no in vitro activity against classical immunomodulatory drug targets such as Ikaros and Aiolos, transcription factors that play critical roles in lymphocyte development, differentiation, and homeostasis.

Figure 2: In vitro data show TLN-121 has high selectivity for BCL6.
T-cell immunotherapies, including CD20/CD3 bispecific T-cell engagers and CD19 CAR-T therapies, are approved in the management of DLBCL and FL. T-cell engagers form a pseudo-immune synapse between cytotoxic T-cells and tumor cells with their two antibody “arms”: one binds a T-cell antigen, CD3, and the other binds a B-cell lymphoma-associated antigen, CD20. In the case of CAR-T cell therapies, the CAR-T cells themselves seek out lymphoma cells via their CD19 binding moiety. For all T-cell immunotherapies, bringing T-cells in proximity to a lymphoma cell then increases T-cell activation and B-cell lymphoma-directed cell killing.
BCL6 degradation promotes expression of many synapse proteins required for effective T-B cell interactions. We hypothesized that a BCL6 degrader could potentiate the activity of T-cell immunotherapies through its effects on the tumor immune microenvironment.

The activity of TLN-121 in combination with CD19 CAR-T cells was assessed in mice engrafted with the DLBCL cell line OCI-Ly1 to establish a xenograft tumor model. Both TLN-121 and CD19 CAR-T cells alone demonstrated modest tumor growth inhibition. Untransduced T-cells performed similarly to vehicle, as expected, and the efficacy of TLN-121 and untransduced T-cells combined appeared similar to that of TLN-121 alone. None of these treatments decreased tumor volume relative to baseline. Strikingly, the combination of TLN-121 and CD19 CAR-T cells shrank tumors in four out of six mice and led to CR in two out of six mice.

Figure 3: Anti-tumor activity of TLN-121, untransduced T-cells and CD19 CAR-T cells as single agents and in combination
The activity of TLN-121 was also tested in combination with CD20/CD3 bispecific T cell-engaging antibodies using an OCI-Ly1 xenograft model supplemented with human T cells. In this setting, TLN-121 alone demonstrated tumor growth inhibition. The bispecific T cell–engaging antibody epcoritamab, administered at doses approximating clinical exposures, induced tumor stasis as a single agent. Combining TLN-121 with epcoritamab enhanced anti-tumor activity relative to either single agent, achieving a 66.7% CR rate versus 0% with TLN-121 alone and 20% with epcoritamab alone.

Figure 4: Anti-tumor activity of TLN-121 and epcoritamab as single agents and in combination
We believe these findings support the clinical evaluation of TLN-121 in combination with bispecific T cell-engaging agents and other T-cell immunotherapies.
Ongoing Clinical Trials for TLN-121
The Phase 1 clinical trial of TLN-121 initiated in July 2025. It is designed to characterize TLN-121 as a monotherapy, and in combination with other anti-lymphoma agents, in DLBCL, FL, and TFH PTCL. Adult patients with relapsed/refractory DLBCL, FL, high-grade B-cell lymphoma (“HGBCL”) and TFH PTCL are eligible. The trial design is summarized in Figure 3, below. We are investigating TLN-121 in multiple escalating doses as a monotherapy and in combination with TLN-254. The trial also includes a dose-expansion portion; we plan to evaluate TLN-121 monotherapy and combinations with TLN-254, bispecific antibodies, and other agents with anti-lymphoma activity.

Patients in the dose escalation portion of the trial must have BCL6-positive disease as reported by local pathology reports. We expect the trial to enroll 60-100 patients across the dose escalation portion of the trial and approximately 140 patients in the dose expansion portion. We expect to initiate combination dosing for these expansion cohorts in the second half of 2026.

Figure 5: Design of Phase 1 Clinical Trial of TLN-121. Schema includes current and planned future combinations.
* subject to partial clinical hold
The primary endpoints of the dose escalation portion of the clinical trial are the safety and tolerability of TLN-121, and the determination of the maximum tolerated dose (“MTD”) of TLN-121 as a monotherapy and in combination. Secondary endpoints include PK measures, ORR, CR rate and duration of response (“DOR”). For the dose expansion portion, the primary endpoint is ORR of TLN-121 as a monotherapy and in combination. Secondary endpoints include safety and tolerability, measures of anti-tumor activity (CR rate, DOR, progression free survival, and OS) as a monotherapy and in combination, and measures of PK as a monotherapy and in combination. Measures of anti-tumor activity (ORR, CR, and partial response (“PR”)) in this trial are assessed by the Lugano Criteria, which is standard in lymphoma. In contrast to the Response Evaluation Criteria in Solid Tumors (“RECIST”) framework, Lugano incorporates FDG-PET/CT scans for DLBCL, FL, HGBCL, and PTCL. Under the Lugano criteria for these lymphomas, a CR (also called a complete metabolic response) is defined as lymphoma activity at or below background levels, and a partial response (also called a partial metabolic response) is defined as a significant reduction in avidity with residual tumor masses.
Initial Results for TLN-121
As of a March 6, 2026 data cutoff date, 38 patients had been enrolled in the single-agent dose escalation portion of the study and 19 were evaluable for efficacy because they had undergone at least one response assessment or they had progressed prior to the first scan. Across patients with DLBCL, FL, and PTCL, the blended ORR was 84% (n=16/19). The CR rate was 32% (n=6/19) and the PR rate was 53% (n=10/19). Complete responses were observed in each histology studied. Patients were heavily pre-treated, with prior lines of therapy ranging from two to eight. Of the patients with DLBCL and FL, 50% of patients had received a prior T-/immune-cell engager and 33% of patients had received prior CAR-T therapy.
As of a March 3, 2026 data cutoff date, the safety data set included 34 patients. No DLTs were reported. The majority of TEAEs and TRAEs were Grade 1. The TRAEs occurring in 10% or greater of patients were nausea, arthralgia, myalgia, heart rate-corrected QTc interval (“QTc”) prolongation and fatigue. The three cases of asymptomatic Grade 3 QTc prolongation were reported in patients with impaired clearance and outlier exposures, or concomitant medications.
Next Steps for TLN-121
We believe TLN-121 has shown compelling preliminary efficacy and safety data across lymphoma types in heavily pretreated patients as a single agent. We plan to provide guidance on the expected timing of data from this trial in the first quarter of 2027, with data anticipated later in 2027.

TLN-254
TLN-254 is an oral inhibitor of enhancer of EZH2, which functions as a master regulator of cell proliferation, apoptosis and senescence. Its increased expression and gain-of-function mutations have been implicated in the development of solid tumors and lymphoid neoplasms. As part of Polycomb Repressive Complex 2 (PRC2), EZH2 potentiates the repression of BCL6 target genes by adding methylation marks to chromatin at lysine 27 of histone H3 (H3K27me3). These methylation marks recruit CBX8, which in turn cooperates with BCL6 in assembling the BCOR-PRC1 complex.
Encouraged by the potential mechanistic complementarity to BCL6, we licensed TLN-254 from Hengrui as a potential combination partner for TLN-121. We have the rights to TLN-254 worldwide, excluding Greater China. Hengrui markets TLN-254 as Airuijing™ (zeprumetostat or SHR2554) in China for patients with relapsed or refractory PTCL who have received at least one prior systemic therapy. Importantly, a drug in the same drug class as TLN-254, tazemetostat (Tazverik), was voluntarily withdrawn from the market in March 2026. At the time of its accelerated approval, Tazverik was associated with a second primary malignancy risk of 1.7%. But in a confirmatory trial when combined with lenalidomide (Revlimid) and rituximab (Rituxan) in the first-line FL setting, the rate was found to exceed 5% over a median treatment duration of 15.8 months (range: 6.9 – 33 months). Despite these data for Tazverik, we believe there could still be a compelling risk-benefit proposition for TLN-254 in the setting of aggressive lymphomas like DLBCL and PTCL. Patients with these diseases have high unmet need and face a high risk of imminent death, especially in later lines of therapy.
On June 2, 2026, the FDA placed a partial clinical hold on the TLN-254 monotherapy Phase 1 study and the TLN-254 combination arm within the TLN-121 Phase 1 study due to concerns regarding the potential for secondary malignancies. Enrollment in the TLN-254 monotherapy study and the combination arm of the TLN-121 study have been paused. Patients currently deriving clinical benefit from TLN-254 may continue treatment, and investigators are in the process of ensuring all patients treated with TLN-254 are aware of the potential risks. We are working with the FDA to address the partial hold.
Clinical Trials for TLN-254
We are evaluating TLN-254 in two clinical trials: TLN-254-2401, a “Phase 1b, Randomized, Dose Optimization Study to Assess the Anti-Tumor Activity, Safety, and Pharmacokinetics of TLN-254 in Patients With Relapsed or Refractory T-cell Lymphoma,” and the TLN-121 Phase 1 trial described above that includes a combination arm with TLN-254.
We initiated the Phase 1b clinical trial of TLN-254 in December 2024. The trial design is summarized in Figure 4. The trial was designed to enroll 40 patients with PTCL who had at least one prior systemic therapy. The patients with PTCL were randomized 1:1 to receive one of two dose levels of TLN-254, twice daily. An additional 10 patients with CTCL who had had two prior systemic therapies were enrolled in an exploratory cohort; they received the higher dose level of TLN-254 twice daily. Efficacy for the patients with PTCL is assessed by the Lugano Criteria and by the Global Assessment for CTCL for the patients with CTCL. Secondary endpoints include safety and tolerability and measures of PK.

Figure 6: Design of Phase 1 Clinical Trial of TLN-254

Initial Results for TLN-254
As of a March 6, 2026 data cutoff date, 41 patients had been enrolled (31 patients with PTCL and 10 patients with CTCL). In patients with PTCL, 21 were efficacy-evaluable and the overall response rate (ORR) was 62% (n=13/21). The CR rate was 33% (n=7/21) and the PR rate was 29% (n=6/21). These response rates are inclusive of dose levels tested. Patients were heavily pre-treated, with prior lines of therapy ranging from one to six. As of a March 6, 2026 data cutoff date, the safety dataset included 37 patients. The majority of TEAEs and TRAEs were Grade 1 or 2. TRAEs occurring in 10% or greater of patients were dysgeusia, fatigue, anemia, alopecia, platelet count decrease, diarrhea, and nausea. TRAEs of Grade 3 or higher were reported in 16.2% of patients. One patient with PTCL developed AML while in PR and receiving study treatment.
TLN-372: Our Approach to KRAS Driven Cancers
KRAS in Cancer
In the United States, a new KRAS altered malignancy is diagnosed in approximately 150,000 patients each year. Mutations in the KRAS oncogene are common across a broad spectrum of human cancers, most notably pancreatic, colorectal, non-small cell lung, and uterine cancer. The three most commonly occurring KRAS mutations, G12D, G12V, and G12C, represent more than half of all KRAS-driven cancers. A meaningful subset of KRAS driven tumors show regression when treated with single-agent RAS directed therapies.

Figure 7: Estimated newly diagnosed patients per year in the United States for distinct KRAS mutant alleles/KRAS WT amplification in several cancer types. Adapted from Hofmann et al. Cancer Discov (2022) 12 (4): 924–937.
*	Other solid tumors include invasive ductal carcinoma, stomach adenocarcinoma, esophageal adenocarcinoma and gastroesophageal junction cancer. Patient numbers approximated to nearest hundred.
KRAS has been a historically difficult oncology target to drug, though recent clinical trial results from mutant-selective and pan-RAS approaches are important steps forward. We believe that the next advances for KRAS-directed therapies will address two outstanding problems. First, many KRAS-mutated tumors engage compensatory feedback signaling when KRAS is inhibited, suggesting combination therapy is important. Second, KRAS requires deep target inhibition, which can be difficult to achieve because of inherent pharmacologic limitations imposed by the chemical space in which most known KRAS pharmacophores reside.
While in some cancer-types, such as KRAS-mutant low-grade serous ovarian carcinoma, KRAS blockade alone may produce meaningful single-agent activity, most KRAS-driven tumors will likely require combination therapy to realize the full potential of KRAS inhibition. One well-characterized mechanism that we believe can be countered with combination therapy is adaptive resistance through EGFR feedback. For example, in CRC, inhibiting KRAS or downstream pathway nodes has been shown to trigger compensatory EGFR signaling that enables tumor cells to bypass direct KRAS blockade. Similar biology may be relevant in pancreatic cancer as well. In these settings, adding an anti-EGFR antibody may meaningfully deepen clinical benefit. The ability of a KRAS inhibitor to participate in these combination regimens depends heavily on its tolerability, since toxicity that overlaps with a partner agent can limit the dose intensity of both drugs. This is one reason the breadth of RAS inhibition matters. A pan-RAS approach that inhibits HRAS and NRAS in addition to KRAS may introduce toxicities not attributable to KRAS inhibition alone, which could reduce the safety window in combination with other agents.

Achieving deep and sustained target coverage poses a separate challenge. Experience with other oncogenic drivers suggests that maximal target suppression is often associated with improved efficacy, and KRAS may similarly require near-complete inhibition. This requires both high potency and favorable drug-like properties: an oral inhibitor must be sufficiently soluble and permeable to support absorption from the GI tract into the circulation, and it must be cleared at a moderate rate to sustain target inhibition even at the trough of the dosing cycle.
These requirements have proven difficult to satisfy with many of the KRAS-directed chemotypes studied clinically to date, including agents designed to bind the switch II pocket. Among these agents, pan-KRAS inhibitors have often been limited by poor solubility, while many G12D-directed inhibitors have been limited by poor permeability. Either limitation can reduce systemic exposure and work against the continuous inhibition KRAS appears to require. These liabilities may also affect tolerability, since low bioavailability can necessitate higher doses, potentially increasing nonspecific toxicity, especially in the GI tract.
We integrated these two principles — the complex biology of KRAS cancer and the chemistry challenges of achieving deep and sustained pathway inhibition — into our TPP for TLN-372. We believe a KRAS-directed therapy needs to be combinable with other drug classes, such as anti-EGFR antibodies, immunotherapy, cytotoxic chemotherapy, and anti-PD1/PDL1 antibodies. For this reason, we have pursued a KRAS, instead of a pan-RAS, profile. We also recognized the importance of balancing the need for extreme potency with a favorable ADME/PK profile. For this reason, we have explored differentiated chemistry space from the published switch II pocket binders and have identified a DC that should not require high dose levels to potently and durably suppress the target.
Rationale for TLN-372
TLN-372 is a selective, orally bioavailable pan-KRAS inhibitor with activity against both WT and G12D, G12V, G12C, G12S, G12A, G13C, G12F, and G13D mutant KRAS proteins. Trial TLN-372-2501 is designed to describe the safety, PK, and anti-tumor activity of TLN-372 in locally advanced or metastatic solid tumors harboring these mutations, as well as KRAS WT amplified solid tumors. This study is also designed to accelerate the development of TLN-372 in combination with other anticancer agents.
Our TPP for TLN-372 — combinability with other drug classes and deep target inhibition following oral dosing — provides a useful roadmap for tracking our progress. We should be followed according to the following milestones: i) identifying a recommended Phase 2 dose and schedule associated with exposures that cause tumor regressions even in the more recalcitrant preclinical models, ii) demonstrating that human beings can withstand chronic KRAS inhibition at these levels with acceptable toxicity, iii) demonstrating single-agent response rate data consistent with effective target inhibition, and iv) demonstrating combinability with anti-EGFR antibodies, anti-PD1 therapies, immunotherapy, and cytotoxic chemotherapy.
We believe the design choices that led to TLN-372 position it well to demonstrate clinical utility across KRAS cancer. Below, we briefly compare our approach for TLN-372 with alternate approaches being pursued across the global biopharma pipeline, with a focus on mutant selective inhibitors and pan-RAS molecular glues.
Mutant Selective Inhibitors. In 2013, Shokat and colleagues provided a structural rationale for the development of covalent switch II inhibitors that exploit the cysteine residue of KRAS G12C. As of this writing, two such inhibitors, sotorasib and adagrasib, have received FDA approval for the second-line treatment of KRAS G12C-mutant NSCLC and in combination with anti-EGFR antibodies in CRC, with newer G12C inhibitors in late stage clinical trials. The aspartic acid residue–the “D” in G12D–is also amenable to a mutant selective approach. Many preclinical and clinical programs have adapted chemical scaffolds inspired by the G12C inhibitors. The addition of a piperidine motif, defined by a nitrogen bridge, allows these drugs to form a critical hydrogen bond and salt bridge with the aspartic acid (G12D). However, these published switch II binder G12D compounds often have low permeability, features that predict limited free drug exposure. More recently, encouraging data were presented for a covalent TCI molecular glue (defined below) called zoldonrasib, with selectivity for G12D, which uses a different chemistry approach. The conceptual appeal of mutant selective approaches is the opportunity for a wide therapeutic index, since healthy cells do not express the mutant G12C or G12D protein. The two principal downsides are: 1) the chemistry feasibility of mutant-selective inhibitors beyond C and D has not been established, such that the patients with other common KRAS mutations (G12V, etc.) require other approaches, and 2) published data suggest mutant selective drugs may apply selective pressure on the cancer to mutate and depend on other non-C/non-D KRAS mutations.
Pan-RAS Molecular Glues. Tri-complex molecular glues inhibit KRAS, HRAS and NRAS with similar potency. Derived from the natural product sanglifehrin A, these drugs bind cyclophilin A (“CypA”), a cellular protein. The drug-CypA complex has a high affinity for KRAS, HRAS, and NRAS when bound to GTP, preventing interactions with downstream effector proteins such as RAF or PI3K. The most advanced drug utilizing this approach, daraxonrasib (RMC-6236), has shown single-agent activity in Phase 1 and 2 trials across cancer histologies, and an OS advantage in a randomized Phase 3 trial in second-line PDAC. The conceptual appeal of pan-RAS molecular glues is their preferential potency for KRAS in its GTP bound “on” state, since rapidly dividing cancer cells depend on activated KRAS. The principal downside, however, is their simultaneous inhibition of HRAS and NRAS may contribute to the AEs of skin rash, diarrhea, nausea, vomiting and mucositis. We believe the severity of some of these AEs may prevent these agents from achieving exposures associated with maximal efficacy in humans. In addition, these toxicities overlap with those caused by chemotherapy drugs and anti-EGFR antibodies, leading to dose reductions for both the pan-RAS inhibitor and the partner drug(s) in published combination regimens.
Preclinical Data for TLN-372
The anti-tumor activity of TLN-372 was evaluated in vivo using CDX and/or PDX models of NSCLC, pancreatic, colorectal and gastric cancer. TLN-372 was active against tumor xenografts driven by KRAS G12C, KRAS G12D, KRAS G12V or KRAS WT amplification.
Single-agent oral dosing of TLN-372 at 100 mg/kg or greater BID strongly regressed the NCI-H727 NSCLC CDX model (KRAS G12V mutant) and the LU11568 NSCLC PDX model (KRAS G12D mutant) shown below.

Figure 8: Anti-tumor activity of TLN-372 in NSCLC

TLN-372 also demonstrated single-agent activity in pancreatic cancer CDX and PDX models (HPAC CDX model (KRAS G12D mutant) and PA1457 PDX model (KRAS G12D mutant) shown below). The combination of TLN-372 with the anti-EGFR antibody cetuximab demonstrated improved efficacy in some PDAC PDX models.

Figure 9: Anti-tumor activity of TLN-372 in PDAC as a single agent and in combination
TLN-372 also demonstrated anti-tumor activity in colorectal and KRAS-amplified gastric cancer models.

Figure 10: Anti-tumor activity of TLN-372 in CRC and gastric cancer models

Ongoing Clinical Trials for TLN-372
In September 2025, we initiated a Phase 1 clinical trial of TLN-372. The trial is open to patients with locally advanced or metastatic solid tumors with a KRAS mutation, including G12X, G13X, or WT amplification. Patients with G12R mutations are excluded from the trial. The trial design is summarized in Figure 11 below and consists of a dose escalation portion and a dose expansion portion. Combination regimens planned in dose escalation include the combination of an anti-EGFR antibody with TLN-372. Planned combinations in dose expansion that include an anti-EGFR antibody, an anti-PD-1/PD-L1 or PD-(L)1/VEGF antibody, and chemotherapy.

Figure 11: Design of Phase 1 Clinical Trial of TLN-372. Schema includes current and planned future combinations.
The primary endpoints of the dose escalation portion are safety and the identification of a MTD of TLN-372 as a monotherapy. Secondary endpoints include measures of PK, ORR according to RECIST, DOR, and additional safety measures. In the dose expansion and combination portion of the trial, the primary endpoints are to evaluate the anti-tumor activity ORR of TLN-372 as a monotherapy and in combination with other treatments in patients with advanced or metastatic KRAS mutant colon and pancreatic cancer, and measures of safety of TLN-372 in combination with PD-1/PD-L1 immunotherapy in patients with advanced or metastatic KRAS mutant NSCLC cancer. Secondary endpoints include additional measures of safety and tolerability of TLN-372 as a monotherapy and in combination with an anti-EGFR antibody, evaluation of the anti-tumor activity of TLN-372 in combination with anti-EGFR antibody or a PD-1/PD-L1 antibody, and measures of PK.
Initial Results for TLN-372
As of May 2026, the Phase 1 dose escalation study of TLN-372 has progressed into dose-level 4. As of May 2026, dose-dependent increases in PK were observed and no DLTs have been reported. Measured free-drug exposures are in line with exposures predicted by preclinical in vitro and in vivo modeling. We plan to provide guidance on the expected timing of data from this trial in the first quarter of 2027, with data anticipated later in 2027.
TLN-499
TLN-499 is an oral targeted protein degrader of BCL-XL. In healthy cells, BCL-XL plays a protective role in preventing cell death. BCL-XL acts by sequestering pro-death proteins like BIM, BAX, and BAK, thereby preventing them from aggregating, disrupting the mitochondrial membrane and causing apoptosis. Extensive third-party literature suggests that antagonizing BCL-XL could meaningfully potentiate other drug classes such as chemotherapeutics and targeted agents, including EGFR, KRAS, BRAF, MEK and BCL-2 inhibitors. To figure out which, if any, of these doublet hypotheses had the potential for the most impressive clinical results, we leveraged over 200 unique PDX models across eight cancer types, testing 19 different combinations.
Our choice of a targeted protein degrader strategy for BCL-XL was in part driven by the knowledge that BCL-XL directly regulates the programmed life span of circulating platelets. Dose-limiting thrombocytopenia has been an issue for drugs that inhibit BCL-XL, such as navitoclax. TLN-499 was designed to potently degrade

BCL-XL in a way that may mitigate platelet toxicity as compared to direct inhibitors. We believe that careful dosing of TLN-499 could simultaneously lead to acceptable levels of thrombocytopenia and deep knockdown of BCL-XL.
Based on our own CDX and PDX studies, we believe that the co-development of TLN-499 with the right partner drug(s) could generate meaningful anti-tumor activity in high unmet need cancers.
The combination of TLN-499 and the BCL-2 inhibitor venetoclax led to CR and durable cures in a large panel of PDX models, from which examples are shown below. The activity of this combination is qualitatively distinct from that of navitoclax, an inhibitor of both BCL-2 and BCL-XL. Navitoclax only demonstrates modest tumor growth inhibition, while the combination of a BCL-XL degrader and venetoclax effectively cures certain xenograft models, with tumors not growing back in the observation period after withdrawing treatment.

Figure 12: Anti-tumor activity of Treeline BCL-XL tool degrader, venetoclax, and BCL-2/BCL-XL dual inhibitor navitoclax in SCLC models; anti-tumor activity of TLN-499 and venetoclax in gastric NEC cancer model
Based on these data, the first hypothesis we plan to test in the clinic is the combination of TLN-499 with the BCL-2 inhibitor venetoclax in SCLC, NEC, MCC, malignant pleural mesothelioma, and synovial sarcoma.
TLN-499 has completed IND-enabling activities, and we plan to initiate a first-in-human clinical trial in the second half of 2026. The proposed Phase 1 trial design for TLN-499 represents the co-development of a novel-novel combination. We designed the trial to minimize the exposure of clinical trial patients to single-agent therapies with very low expectations for clinical benefit, since neither TLN-499 nor venetoclax is expected to have single-agent activity in the cancers eligible for enrollment. Although there is precedent for novel-novel Phase 1 designs, the approach will require global regulatory support.
Pipeline/Future Opportunities
The research and discovery engine that produced our clinical programs — TLN-121, TLN-372 and soon TLN-499 — is a resource that is being rapidly deployed against new high conviction targets. Whether addressing unliganded pockets and proteins, seemingly intractable medicinal chemistry challenges, or finding new solutions to therapeutic window challenges, our internal R&D team continues to produce promising DCs.
Our diversified preclinical pipeline currently includes programs in neurology, immunology, and oncology. We expect three new homegrown programs to enter clinical testing in 2027 and 2028. We plan to provide additional guidance on these programs in the first quarter of 2027.
Intellectual Property
Our success depends in large part on our ability to obtain and maintain proprietary protection for our product candidates, technologies, and know-how, to operate without infringing on the proprietary rights of others, and to prevent others from infringing our proprietary rights. We actively monitor the intellectual property landscape to identify potential competitive threats, opportunities, and relevant third-party intellectual property. Our strategy is to protect and enhance our proprietary technology, inventions, and improvements that are commercially important to the development of our business by seeking, maintaining, and defending our intellectual property, whether developed internally or licensed from third parties. We will also seek to rely on protections and advantages afforded through expedited development and review, data exclusivity, market exclusivity and patent term extensions where available. We also rely on trade secrets and confidential information, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.
We have sought and intend to continue seeking patent protection in the United States and internationally related to the proprietary programs and technologies that we believe are important to our business, including compositions of matter of our programs, their methods of use, related technologies, diagnostics, and other inventions and improvements that are central to our research and development efforts, such as combination therapies. In addition, we intend to seek additional patent protection which may enhance commercial success to the extent warranted by future developments. We also intend to seek patent protection for manufacturing processes, formulations, and other aspects of production related to our product candidates where such protection is available and strategically warranted. We carefully manage the timing and content of our scientific publications, presentations, and other public disclosures to ensure that such disclosures do not prejudice our ability to obtain patent protection for our inventions. As of May 22, 2026, our intellectual property portfolio contained owned, co-owned, and in-licensed cases and contained multiple issued and pending U.S. and foreign national applications, including provisional and national applications issued and pending in the United States, Europe, China, Japan, and additional foreign jurisdictions. As of May 22, 2026, we owned, co-owned, or in-licensed ten issued U.S. patents, 161 issued foreign patents, 372 pending patent applications in the U.S. and worldwide, 24 PCT applications, and 82 U.S. provisional patent applications. These patents and patent applications are expected to expire, when granted after examination in the case of pending patent applications or filed as PCT and/or U.S. non-provisional applications, between 2036 and 2047, excluding any patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
TLN-121 Program
As of May 22, 2026, we own or in-license 22 patent families covering various aspects of TLN-121 and related compounds, including five issued U.S. patents, 88 issued foreign patents, 222 pending U.S. and foreign patent applications, nine PCT applications, and 22 U.S. provisional applications. These patent applications are expected to expire, when granted after examination or filed as PCT and/or U.S. non-provisional applications, between 2043 and 2047, excluding any patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
TLN-254 Program
As of May 22, 2026, we own or license eight patent families covering various aspects of TLN-254, including five issued U.S. patents, 73 issued foreign patents, 52 pending U.S. and foreign patent applications, and two PCT applications. These patents and patent applications are expected to expire, when granted after examination in the case of pending patent applications or filed as PCT and/or U.S. non-provisional applications, between 2036 and 2046, excluding any patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
TLN-372 Program
As of May 22, 2026, Treeline owns 12 patent families covering various aspects of TLN-372, including 83 pending U.S. and foreign patent applications, three PCT applications, and seven U.S. provisional applications. These patent applications are expected to expire, when granted after examination or filed as PCT and/or U.S. non-provisional applications, between 2044 and 2047, excluding any patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity or other governmental fees.
We expect to file additional patent applications in support of current and future product candidates as well as new platform and core technologies.
Our commercial success will depend in part on obtaining and maintaining patent protection on our current and future product candidates and their related methods of use, as well as successfully defending any such patents against third-party challenges and operating without infringing on the proprietary rights of others. Our ability to stop third parties from making, using, selling, offering to sell or importing our product candidates will depend, in part, on the extent to which we have rights under valid and enforceable patents that cover these activities. The development of our product candidates is at a relatively early stage, and as a consequence, our patent portfolio is also at an early stage, and prosecution has yet to commence on some of the pending patent applications. Prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the USPTO may be narrowed (sometimes significantly) by the time they issue, if they issue at all. We expect this to be the case with respect to our pending patent applications. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our product candidates, discovery programs and processes. For this and more comprehensive risks related to intellectual property, please see the section titled “Risk Factors — Risks Related to Treeline’s Intellectual Property.”
The terms of individual patents depend upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is generally 20 years from the earliest date of filing a non-provisional patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the term of a patent that covers a drug approved by the FDA may also be eligible for extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Act permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the subject drug candidate is under regulatory review. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval; only one patent may be extended; and only those claims covering the approved product, a method for using it, or a method for manufacturing it may be extended. Similar provisions to extend the term of a patent that covers an approved drug are available in Europe and certain foreign jurisdictions. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any issued patents we may obtain in any jurisdiction where such patent term extensions are available; however, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment that such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to intellectual property, see the section titled “Risk Factors — Risks Related to Treeline’s Intellectual Property.”
In most instances, we have submitted and expect to submit patent applications directly to the USPTO as provisional patent applications. Corresponding non-provisional patent applications and/or PCT applications must be filed not later than 12 months after the provisional application filing date. While we intend to timely file non-provisional patent applications and/or PCT applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.
We file U.S. non-provisional applications and PCT applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows an international patent application to be filed within 12 months of the filing date of each provisional application, and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications. Before the end of the period of approximately two and a half years from the first priority date of the patent application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases, by filing through a regional patent organization, such as the European Patent Office. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications, and enables substantial savings where applications are abandoned within the first two and a half years of filing.
For all patent applications, we determine claiming strategy on a case-by-case basis. Advice of counsel and our business model and needs are always considered. We seek to file patents containing claims for protection of all useful applications of our proprietary technologies and any product candidates, as well as all new applications and/or uses we discover for existing technologies and product candidates, assuming these are strategically valuable. We continuously reassess the number and type of patent applications, as well as the pending and issued patent claims to pursue maximum coverage and value for our processes and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet our intellectual property and business needs.

We recognize that the ability to obtain patent protection and the degree of such protection depend on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our future product candidates or for our technology platform. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.
In addition to patent protection, we rely on the protection of our trade secrets, unpatented know-how, technology and other proprietary information to maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees, consultants, vendors, collaborators and advisors, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, vendors, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting or other relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s or entity’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. If our employees, consultants, vendors, collaborators or advisors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions. For more information regarding the risks related to our intellectual property, see the section titled “Risk Factors — Risks Related to Treeline’s Intellectual Property.”
The patent positions of biotechnology and biopharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing upon the proprietary rights of third parties. Third-party patents could require us to alter our development or commercial strategies, or our product candidates, products or processes, obtain licenses or cease certain activities. Our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our future products may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. For more information, see the section titled “Risk Factors — Risks Related to Treeline’s Intellectual Property.”
When available to expand market exclusivity, our strategy is to obtain or license additional intellectual property related to current or contemplated development platforms, core elements of technology and/or clinical candidates.
Manufacturing
We rely on, oversee, and manage third-party CDMOs to support development and manufacture of product candidates for our clinical trials, including with respect to the manufacture and supply of starting materials, intermediates, drug substance (“DS”) and drug product (“DP”), and packaged and labeled clinical trial materials for our product candidates for use in clinical trials. We expect our strategy of using CDMOs will enable us to maintain a more efficient infrastructure, avoiding the necessity to acquire our own manufacturing facilities and equipment, while simultaneously enabling us to focus our expertise on the clinical development and the potential future commercialization of our products. We believe our use of well-understood modalities, small molecules (inhibitors and degraders) and antibody drug conjugates, along with our use of established dosage forms (tablets, gelcaps, lyophilized products for reconstitution), will allow us to continue to use CDMOs to manufacture our product candidates using reliable and reproducible processes. In the event we advance any of our product candidates to Phase 3 clinical trials, we intend to qualify, enter into manufacturing and supply agreements with, and potentially transfer DS and DP manufacture and commercial packaging to one or more additional third-party CDMOs with whom we may also enter into commercial supply agreements prior to any potential regulatory approval if any of our product candidates are approved and commercialized. We expect to continue developing product candidates that can be produced cost-effectively using CDMOs.
Government Regulation
Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining regulatory approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.
FDA Review and Approval Process
In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act (“FDCA”) and other federal and state statutes and regulations govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products.
Pharmaceutical products used for the prevention, treatment, diagnosis, mitigation, or cure of a disease or condition of a human being are subject to regulation under the FDCA and are approved for marketing under the New Drug Application (“NDA”) pathway. Failure to comply with applicable United States requirements may subject a company to a variety of administrative or judicial sanctions, such as a clinical hold, FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.
Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an Investigational New Drug application (“IND”) which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years, and the actual time required may vary substantially based upon the type, complexity, and novelty of the product or disease.
Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess pharmacological and toxicological characteristics of the active ingredient to identify potential safety concerns of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including Good Laboratory Practices (“GLP”). The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing, and controls (“CMC”) and a proposed clinical trial protocol. Long-term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may impose a partial or full clinical hold. A partial clinical hold is a delay or suspension of fewer than all clinical trials subject to the IND, or certain parts of a clinical trial. Submission of an IND therefore may or may not result in FDA authorization to begin a clinical trial.
Clinical trials involve the administration of the investigational drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with Good Clinical Practices (“GCPs”), an international standard meant to protect the rights, safety and welfare of research participants and to define the roles of clinical trial sponsors, administrators, and monitors; as well as (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. participants and subsequent protocol amendments must be submitted to the FDA as part of the IND. While the IND is active, progress reports summarizing the results, if known, of the clinical trials and preclinical studies performed since the last progress report, among other information, must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and investigators in certain circumstances.
The FDA may order the temporary or permanent discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA regulations or presents an unacceptable risk to the clinical trial participants. The study protocol and informed consent information for participants in clinical trials must also be submitted to an Institutional Review Board (“IRB”) for approval. The IRB will also monitor the clinical trial until it is completed. The IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions. Additionally, some clinical trials are overseen by an independent group of qualified experts organized by the clinical trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether a trial may move forward at designated checkpoints based on access to certain data from the trial.
Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may be combined or overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the product is tested to assess safety, dosage tolerance, metabolism, pharmacokinetics (“PK”), pharmacological actions, side effects associated with drug exposure, and to obtain early evidence of a treatment effect if possible. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, determine optimal dose and regimen, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain additional information about clinical effects and confirm efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit the FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the product.
The FDA requires that a sponsor demonstrates that the drug is safe for its intended use, there is substantial evidence of the drug’s effectiveness, and the drug’s benefits outweigh its risks. Substantial evidence of effectiveness may be demonstrated by a single adequate and well-controlled trial, typically Phase 3, plus confirmatory evidence or by more than one adequate and well-controlled clinical trial. In the case of a single adequate and well-controlled clinical trial plus confirmatory evidence, the strength of the design, conduct, analysis, and results of the single trial will affect the strength of confirmatory evidence needed to establish substantial evidence of effectiveness, with a general expectation for either a highly persuasive trial or a source of strong confirmatory evidence. FDA may exercise flexibility regarding the application of these standards based on clinical considerations such as disease severity, unmet need, and disease rarity.
In addition, the sponsor of an investigational drug in a Phase 2 or Phase 3 clinical trial for a serious or life-threatening disease is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for expanded access to such investigational drug.
FDA Review Process
Assuming successful completion of all required testing in accordance with all applicable regulatory requirements, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing and distribution of the product may begin in the United States. The NDA must include the results of all preclinical, clinical and other testing, as well as a compilation of data relating to the product’s pharmacology and CMC. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee. Under an approved NDA, the applicant is also subject to an annual program fee. These fees typically increase annually.
The FDA has 60 days from its receipt of an NDA to conduct a preliminary review and determine whether the application will be filed based on the FDA’s threshold determination that it is adequately organized and sufficiently complete to permit substantive review. If the FDA determines the application is incomplete because it does not on its face contain required information, the FDA may refuse to file the application and request additional information rather than file an NDA. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to preliminary review before the FDA files it.
Once the submission is filed, the FDA begins an in-depth review. The FDA has agreed to certain performance goals to complete the review of NDAs. Most applications are classified as Standard Review products that have a goal of being reviewed within ten months of the date the FDA files the NDA; applications classified as Priority

Review have a goal of being reviewed within six months of the date the FDA files the NDA. An NDA can be classified for Priority Review when the FDA determines the drug has the potential to treat a serious or life-threatening condition and, if approved, would be a significant improvement in safety or effectiveness compared to available therapies. The FDA does not always meet its PDUFA goal dates for standard and priority NDAs, and the review process for both standard and priority reviews may be extended by the FDA for three months to consider information the FDA considers to be a major amendment to the NDA.
The FDA may also refer applications for novel drugs, as well as drugs that present difficult questions of safety or efficacy, to an advisory committee — typically a panel that includes clinicians, statisticians, and other experts — for review, evaluation, and a recommendation as to whether the NDA should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.
Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCPs. Additionally, the FDA will generally inspect the facility or the facilities at which the drug product is manufactured. The FDA will not approve the product unless compliance with current Good Manufacturing Practices (“cGMP”) is satisfactory and adequate to assure consistent production of the product within required specifications, and the NDA contains data that provide substantial evidence that the drug is safe and effective in the claimed indication.
After the FDA evaluates the NDA and completes any clinical and manufacturing site inspections, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the NDA submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application for approval. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.
An approval letter authorizes commercial marketing and distribution of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a Risk Evaluation and Mitigation Strategy (“REMS”) to help ensure that the benefits of the drug outweigh the potential risks to patients. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use (“ETASU”). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing the drug, dispensing the drug only under certain circumstances, special monitoring, and the use of patient-specific registries. The requirement for a REMS can materially affect the potential market and profitability of the product. Moreover, the FDA may require substantial post-approval testing and surveillance to monitor the product’s safety or efficacy.
Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained, or problems are identified following initial marketing. Changes to some of the conditions established in an approved NDA, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA, or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing original NDAs.
Expedited Programs
The FDA is authorized to facilitate the development, and expedite the review, of drugs that are intended for the treatment of a serious or life-threatening disease or condition for which there is no effective treatment and which demonstrate the potential to address unmet medical needs for the condition. These programs include fast track designation and breakthrough therapy designation. These designations are not mutually exclusive, and product candidates may qualify for one or more of these programs. Although these programs are intended to expedite product development and review, they do not alter the standards for FDA approval.
Fast track designation may be granted for products that are intended to treat a serious or life-threatening disease or condition and preclinical or clinical data demonstrate the potential to address unmet medical needs for the condition. Fast track designation applies to both the product and the specific indication for which it is being studied. The sponsor of a new product candidate can request the FDA to designate the candidate for a specific indication for fast track status concurrent with, or after, submission of the IND for the candidate. The FDA must determine if the product candidate qualifies for fast track designation within 60 days of receipt of the sponsor’s request. Sponsors of product candidates designated as fast track products may have greater interactions with the FDA, and the FDA may initiate review of sections of the fast track product candidate’s NDA before the application is complete. This “rolling review” is available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product candidate may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information, and the sponsor must pay applicable user fees. However, the FDA’s goal timeline for reviewing a rolling submission does not begin until the last section of the application is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process, or if the designated product candidate development program is no longer being pursued.
Breakthrough therapy designation may be granted for products that are intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that product candidates may demonstrate substantial improvement over currently approved therapies on one or more clinically significant endpoints. Under the breakthrough therapy program, the sponsor of a new product candidate may request that the FDA designate the candidate for a specific indication as a breakthrough therapy concurrent with, or after, the submission of the IND for the drug product. The FDA must determine if the drug product qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process, providing timely advice to the product sponsor regarding development and approval, involving more senior staff in the review process, assigning a cross-disciplinary project lead for the review team, and taking other steps to design the clinical studies in an efficient manner. Breakthrough therapy designation may be rescinded if a product candidate no longer meets the qualifying criteria.
Accelerated Approval Pathway
Accelerated approval may be granted for a product that is intended to treat a serious or life-threatening condition that provides a meaningful therapeutic advantage to patients over existing treatments. A product eligible for accelerated approval may be approved on the basis of either a surrogate endpoint that is reasonably likely to predict clinical benefit, or on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (“IMM”) and that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition, and the availability or lack of alternative treatments. Product candidates granted accelerated approval must meet the same statutory standards for safety and efficacy as those granted traditional approval.
For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a product candidate, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints but has indicated that such endpoints generally could support accelerated approval where a clinical trial demonstrates a relatively short-term clinical benefit in a chronic disease setting in which assessing long-term clinical benefit is essential for traditional approval, but the short-term benefit is considered reasonably likely to predict long-term benefit.
The accelerated approval pathway is most often used in settings in which the course of a disease is long, and an extended period of time is required to measure the intended clinical benefit of a product candidate, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. Thus, accelerated approval has been used extensively in the development and approval of products for treatment of a variety of cancers in which the goal of therapy is generally to improve survival or decrease morbidity and the duration of the typical disease course requires lengthy and sometimes large studies to demonstrate a clinical or survival benefit.
The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the product candidate’s clinical benefit, and, in most cases, the FDA may require that the trial be designed, initiated, and/or fully enrolled prior to approval. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials to confirm the effect on the clinical endpoint.

Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the product from the market on an expedited basis. All promotional materials for product candidates approved under accelerated approval are subject to prior review by the FDA unless the FDA informs the sponsor otherwise.
The FDA is authorized to require a post-approval study to be underway prior to approval or within a specified time period following approval and is required to specify conditions of any required post-approval study, which may include milestones such as a target date of study completion. Sponsors are required to submit progress reports for required post-approval studies and any conditions required by the FDA not later than 180 calendar days following approval and not less frequently than every 180 days thereafter until completion or termination of the study. The FDA may initiate enforcement action for the failure to conduct with due diligence a required post-approval study, including a failure to meet any required conditions specified by the FDA or to submit timely reports.
Disclosure of Clinical Trial Information
Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information on the website www.ClinicalTrials.gov. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of clinical trials can be delayed in certain circumstances for up to two years after the date of completion of the trial. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs as well as clinical trial design.
U.S. Patent Term Restoration and Marketing Exclusivity
Under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments, NDA applicants are required to identify to FDA each patent whose claims cover the applicant’s drug or approved method of using the drug. Upon approval of a drug, the applicant must update its listing of patents to the FDA in a timely fashion, and each of the patents listed in the application for the drug is then published in the FDA’s Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book.
Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated NDA (“ANDA”). An ANDA provides for marketing of a drug product that has the same active ingredient(s), strength, route of administration, and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. An approved ANDA product is considered to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, preclinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved under the ANDA pathway are commonly referred to as “generic equivalents” to the listed drug and can often be substituted by pharmacists under prescriptions written for the original listed drug pursuant to each state’s laws on drug substitution.
The ANDA applicant is required to certify to the FDA concerning any patents identified for the reference listed drug in the Orange Book. Specifically, the applicant must certify to each patent in one of the following ways: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid, unenforceable or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents, or that such patents are invalid or unenforceable, is called a Paragraph IV certification. For patents listed that claim an approved method of use, under certain circumstances the ANDA applicant may also elect to submit a statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent, which is called a Section VIII statement. If the applicant does not challenge the listed patents through a Paragraph IV certification, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA-holder and patentee(s) once the ANDA has been accepted for filing by the FDA (referred to as the “notice letter”). The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice letter. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of

30 months from the date the notice letter is received, expiration of the patent, the date of a settlement order or consent decree signed and entered by the court stating that the patent that is the subject of the certification is invalid or not infringed, or a decision in the patent case that is favorable to the ANDA applicant.
The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired. In some instances, an ANDA applicant may receive approval prior to expiration of certain non-patent exclusivity if the applicant seeks, and FDA permits, the omission of such exclusivity-protected information from the ANDA prescribing information.
Upon NDA approval of a new chemical entity (“NCE”), which is a drug that contains no active moiety that has been approved by FDA in any other NDA, that drug receives five years of marketing exclusivity during which FDA cannot receive any ANDA seeking approval of a generic version of that drug unless the application contains a Paragraph IV certification, in which case the application may be submitted one year prior to expiration of the NCE exclusivity. If there is no listed patent in the Orange Book, there may not be a Paragraph IV certification, and, thus, no ANDA for a generic version of the drug may be filed before the expiration of the exclusivity period.
Certain changes to an approved drug, such as the approval of a new indication, the approval of a new strength, and the approval of a new condition of use, are associated with a three-year period of exclusivity from the date of approval during which FDA cannot approve an ANDA for a generic drug that includes the change. In some instances, an ANDA applicant may receive approval prior to expiration of the three-year exclusivity if the applicant seeks, and FDA permits, the omission of such exclusivity-protected information from the ANDA package insert.
The Hatch-Waxman Amendments permit a patent term extension as compensation for patent term lost during the FDA regulatory review process. Patent term extension, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product’s approval date. After NDA approval, owners of relevant drug patents may apply for the extension. The allowable patent term extension depends on a number of factors and is on a case-by-case basis, generally calculated as half of the drug’s testing phase (the time between IND application and NDA submission) and all of the review phase (the time between NDA submission and approval) that occurs after patent issuance up to a maximum of five years and subject to the 14-year cap. The time can be reduced for any time FDA determines that the applicant did not pursue approval with due diligence.
The United States Patent and Trademark Office (“USPTO”), in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. However, the USPTO may not grant an extension because of, for example, an applicant failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than requested.
The total patent term after the extension may not extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be enforced during the extension period. The application for the extension must be submitted prior to the expiration of the patent, and for patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by up to one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the USPTO must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.
Pediatric Information
Under the Pediatric Research Equity Act (“PREA”), NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug product is safe and effective. The FDA may grant full or partial waivers or deferrals for submission of data.
The Best Pharmaceuticals for Children Act (“BPCA”) provides a six-month extension of exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA’s determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, the FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory time frame. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.
Post-Approval Requirements
Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, the FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability, including investigation by federal and state authorities.
Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. In addition, quality control, drug manufacture, packaging, and labeling procedures must continue to conform to cGMPs after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with the FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects a drug’s manufacturing facilities to assess compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMP. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.
Other potential consequences include, among other things:
•	Form 483s, restrictions on the manufacturing of the product, product recalls or withdrawal of the product from the market;
•	warning or untitled letters or holds on clinical trials;
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refusal of the FDA or comparable foreign regulatory authorities to accept new marketing applications or approve pending applications or supplements to approved applications, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products;
•	consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;
•	mandated modification of promotional materials and labeling and the issuance of corrective information;
•	the issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or
•	injunctions or the imposition of fines or civil or criminal penalties.
Regulation Outside of the United States
In addition to regulations in the United States, pharmaceutical companies may also be subject to a variety of regulations in other jurisdictions governing clinical studies, commercial sales, and distribution of pharmaceutical products. Most countries outside of the United States require that clinical trial applications be submitted to and approved by the local regulatory authority for each clinical study.
In Canada, for example, the manufacture and sale of new drugs are controlled by Health Canada. New drugs must pass through a number of testing stages, including preclinical testing and human clinical trials. Preclinical testing involves testing the new drug’s chemistry, pharmacology and toxicology in vitro and in vivo. Successful results (that is, potentially valuable pharmacological activity combined with an acceptable low level of toxicity) enable the developer of the new drug to file a clinical trial application to begin clinical trials involving humans.
To study a drug in Canadian patients, a clinical trial application submission must be filed with Health Canada. The clinical trial application submission must contain specified information, including the results of the pre-clinical tests completed at the time of the submission and any available information regarding use of the drug in humans. In addition, since the method of manufacture may affect the efficacy and safety of a new drug, information on manufacturing methods and standards and the stability of the drug substance and dosage form must be presented. Production methods and quality control procedures must be in place to ensure an acceptably pure product, essentially free of contamination, and to ensure uniformity with respect to all quality aspects.
In addition, all federally regulated trials must be approved and monitored by an independent committee of doctors, scientists, advocates and others to ensure safety and ethical standards, known as IRBs or Ethics Review Boards (“ERBs”). The review boards study and approve all study-related documents before a clinical trial begins and also carefully monitor data to detect benefit or harm, and validity of results.
Provided Health Canada does not reject a clinical trial application submission and IRB or ERB approval has been obtained, clinical trials can begin. Clinical trials for product candidates in Canada, as in the United States, are generally carried out in three phases. Phase 1 involves studies to evaluate toxicity and ideal dose levels in healthy humans. The new drug is administered to human patients who have met the clinical trial entry criteria to determine pharmacokinetics, human tolerance and prevalence of any adverse side effects. Phases 2 and 3 involve therapeutic studies. In Phase 2, efficacy, dosage, side effects and safety are established in a small number of patients who have the disease or disorder that the new drug is intended to treat. In Phase 3, there are controlled clinical trials in which the new drug is administered to a large number of patients who are likely to receive benefit from the new drug. In Phase 3, the effectiveness of the new drug in patients is compared to that of standard accepted methods of treatment in order to provide sufficient data for the statistical proof of safety and efficacy for the new drug. If clinical studies establish that a new drug has value, the manufacturer submits a new drug submission application to Health Canada for marketing approval. The new drug submission contains all known information about the new drug, including the results of preclinical testing and clinical trials. Information about a substance contained in a new drug submission includes its proper name, its chemical name, and details on its method of manufacturing and purification, and its biological, pharmacological and toxicological properties. The new drug submission also provides information about the dosage form of the new drug, including a quantitative listing of all ingredients used in its formulation, its method of manufacture, manufacturing facility information, packaging and labeling, the results of stability tests, and its diagnostic or therapeutic claims and side effects, as well as details of the clinical trials to support the safety and efficacy of the new drug. Furthermore, for biological products, an on-site evaluation is completed to assess the production process and manufacturing facility. It is required prior to the issuance of a notice of compliance. All aspects of the new drug submission are critically reviewed by Health Canada. If a new drug submission is found satisfactory, a notice of compliance is issued permitting the new drug to be sold for the approved use. In addition to obtaining a Notice of Compliance, Canadian law generally requires any establishment that fabricates, packages/labels, imports, distributes, wholesales or tests a drug to hold a Drug Establishment Licence (DEL) under the Food and Drug Regulations.
Health Canada has a policy of priority evaluation of new drug submissions for all drugs intended for serious or life-threatening diseases for which no drug product has received regulatory approval in Canada and for which there is reasonable scientific evidence to indicate that the proposed new drug is safe and may provide effective treatment.
An exception to the foregoing requirements relating to the manufacture and sale of a new drug is the limited authorization that may be available in respect of the sale of new drugs for emergency treatment. Under the special access program, Health Canada may authorize the sale of a quantity of a new drug for human use to a specific practitioner for the emergency treatment of a patient under the practitioner’s care. Prior to authorization, the practitioner must supply Health Canada with information concerning the medical emergency for which the new drug is required, such data as is in the possession of the practitioner with respect to the use, safety and efficacy of the new drug, the names of the institutions at which the new drug is to be used and such other information as may be requested by Health Canada. In addition, the practitioner must agree to report to both the drug manufacturer and Health Canada the results of the new drug’s use in the medical emergency, including information concerning adverse reactions, and must account to Health Canada for all quantities of the new drug made available.
The Canadian regulatory approval requirements for new drugs outlined above are similar to those of other major pharmaceutical markets. While the testing carried out in Canada is often acceptable for the purposes of regulatory submissions in other countries, individual regulatory authorities may request supplementary testing during their assessment of any submission. Therefore, the clinical testing conducted under Health Canada authorization or the approval of regulatory authorities of other countries may not be accepted by regulatory authorities outside Canada or other countries.

The monitoring of a new drug does not cease once it is on the market. For example, a manufacturer of a new drug must report any new information received concerning serious side effects, as well as the failure of the new drug to produce desired effects. If Health Canada determines it to be in the interest of public health, a notice of compliance for a new drug may be suspended and the new drug may be removed from the market.
A post-marketing surveillance program involves clinical trials conducted after a drug is marketed (referred to as Phase 4 studies in the United States) and is an important source of information on as yet undetected adverse outcomes, especially in populations that may not have been involved in the premarketing trials (e.g., children, the elderly, pregnant women) and the drug’s long-term morbidity and mortality profile. Regulatory authorities may require companies to conduct Phase 4 studies as a condition of market approval. Companies often conduct post-marketing studies in the absence of a regulatory mandate.
Healthcare Laws and Regulations
Sales of pharmaceutical products and related activities, such as arrangements with investigators, healthcare professionals, consultants, third-party payors, patient organizations and customers, are subject to fraud and abuse and other healthcare laws and regulations, which are enforced by the federal government and the states and foreign governments in which the business is conducted. Applicable healthcare laws and regulations that may affect a company’s ability to operate if and when marketing approval is granted for a product candidate include the following:
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the federal Anti-Kickback Statute, which prohibits, among other things, individuals and entities from knowingly and willfully soliciting, receiving, offering or providing remuneration (including any kickback, bribe or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order, or recommendation of, any good or service for which payment may be made, in whole or in part, under a federal or state healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation. Rather, if “one purpose” of the remuneration is to induce referrals, the federal Anti-Kickback Statute is violated. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from federal programs;

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the federal criminal and civil false claims and civil monetary penalties laws, including the federal False Claims Act (“FCA”), which can be enforced through civil whistleblower or “qui tam” actions against individuals or entities, and prohibits, among other things, knowingly presenting, or causing to be presented to the federal government claims for payment that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to “cause” the submission of false or fraudulent claims. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Moreover, the government may assert that a claim including items and services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

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the Health Insurance Portability and Accountability Act (“HIPAA”), which prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of payor (e.g., public or private), or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services. Similar to the Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (“HITECH”) and their respective implementing regulations, which impose obligations on certain covered healthcare providers, health plans, and healthcare clearinghouses, as well as their respective business associates and subcontractors that perform certain services involving the storage, use or disclosure of individually identifiable health information for or on behalf of a covered entity and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information, and require notification to affected individuals and regulatory authorities of certain breaches of security of individually identifiable health information. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce HIPAA and seek attorneys’ fees and costs associated with pursuing federal civil actions;
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even when HIPAA/HITECH do not apply, according to the Federal Trade Commission (“FTC”), failing to take appropriate steps to keep consumers’ personal information secure constitutes unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities. Individually identifiable information is considered sensitive data that merits stronger safeguards;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with certain exceptions, to report annually to the Centers for Medicare & Medicaid Services (“CMS”) information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other health care professionals (such as physician assistants, nurse practitioners, clinical nurse specialists, anesthesiologist assistants, certified registered nurse anesthetists and certain nurse midwives) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members, with the information made publicly available on a searchable website;

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the Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business;

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analogous state laws and regulations, such as state anti-kickback and false claims laws, that may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed under Medicaid and other state programs, or in several states, apply regardless of payor, including private insurers and cash-pay patients;

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state laws that require the registration of manufacturers and wholesale distributors of drug and biological products who ship into a state, including in certain states that require registration even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain; and

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certain state laws that require pharmaceutical and biotechnology companies to establish marketing compliance programs and comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and drug pricing information, and state and local laws that require the registration of pharmaceutical sales representatives, as well as prohibit pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical and biotechnology companies for use in sales and marketing, and to prohibit certain other sales and marketing practices.

Additionally, we are subject to state and foreign laws governing the collection, use, access, confidentiality, privacy and security of health-related and other personal information, many of which differ from each other in significant ways and are often not preempted by HIPAA. Failure to comply with these laws, where applicable, can result in the imposition of significant civil and/or criminal penalties and private litigation. For example, the

California Consumer Privacy Act (“CCPA”), as amended by the California Privacy Rights Act (CPRA), authorizes administrative fines and civil penalties of up to several thousand dollars per violation — with higher amounts for intentional violations and violations involving minors — and provides a limited private right of action (with statutory damages) for certain data-breach-related security failures. These per-violation penalties can result in significant aggregate exposure in the event of widespread non-compliance or a large-scale data breach.
Pharmaceutical Coverage, Pricing and Reimbursement
Significant uncertainty exists as to the coverage and reimbursement status of any product candidates that receive regulatory approval. In the United States and markets in other countries, sales of any products for which a company receives regulatory approval for commercial sale will depend, in part, on the extent to which third-party payors provide coverage, and establish adequate reimbursement levels for such products. In the United States, third-party payors include federal and state healthcare programs, government authorities, private managed care providers, private health insurers and other organizations, where there is no uniform policy for coverage and reimbursement, and policies can differ significantly from payor to payor.
Third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of medical drug products and medical services, in addition to questioning their safety and efficacy. Such payors may limit coverage to specific drug products on an approved list, also known as a formulary, which might not include all of the FDA-approved drugs for a particular indication. Companies may need to conduct expensive pharmaco-economic studies in order to demonstrate the medical necessity and cost-effectiveness of their products, in addition to the costs required to obtain the FDA approvals. Nonetheless, a product candidate may not be considered medically necessary or cost-effective. Moreover, the process for determining whether a third-party payor will provide coverage for a drug product may be separate from the process for setting the price of a drug product or for establishing the reimbursement rate that such a payor will pay for the drug product. A payor’s decision to provide coverage for a drug product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a drug product does not assure that other payors will also provide coverage for the drug product. Adequate third-party reimbursement may not be available to enable a company to maintain price levels sufficient to realize an appropriate return on its investment in product development.
The marketability of any product candidates for which regulatory approval is granted for commercial sale may suffer if the government and third-party payors fail to provide adequate coverage and reimbursement. In addition, emphasis on managed care in the United States has increased and could increase the pressure on pharmaceutical pricing. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which regulatory approval is granted, less favorable coverage policies and reimbursement rates may be implemented in the future.
Healthcare Reform
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system. In the United States, there have been, and continue to be, significant judicial, administrative, executive and legislative efforts by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the Patient Protection and Affordable Care Act (“ACA”) was enacted, which was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. The ACA substantially changed the way healthcare is financed by both governmental and private insurers and significantly impacts the U.S. pharmaceutical industry.
On August 16, 2022, the Inflation Reduction Act (“IRA”) was signed into law, which, among other things, requires the Department of Health and Human Services (“HHS”) to directly negotiate the selling price of a statutorily specified number of drugs and biologics each year that CMS reimburses under Medicare Part B and Part D. The negotiated price may not exceed a statutory ceiling price. Only high-expenditure single-source drugs that have been approved for at least seven years (11 years for single-source biologics) are eligible to be selected for negotiation, with the negotiated price taking effect two years after the selection year. For 2026, the first year in which negotiated prices become effective, CMS selected 10 high-cost Medicare Part D products in 2023, negotiations began in 2024, and the negotiated maximum fair price for each product has been announced. In addition, CMS selected and announced the negotiated maximum fair price for 15 additional Medicare Part D drugs, which will become effective in 2027. For 2028, CMS has selected an additional 15 drugs, comprised of drugs covered under Medicare Part D and, for the first time, drugs payable under Medicare Part B. For 2029 and subsequent years, 20 Part B or Part D drugs will be selected. The IRA also imposes rebates on Medicare Part B and Part D drugs whose prices have increased at a rate greater than the rate of inflation, and in November 2024, CMS finalized regulations for these inflation rebates. In addition, the law eliminated the “donut hole” under Medicare Part D beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost and requiring manufacturers to subsidize, through a newly established manufacturer discount program, 10% of Part D enrollees’ prescription costs for brand drugs below the out-of-pocket limit, and 20% once the out-of-pocket limit has been reached. The IRA permits the Secretary of HHS to implement many of these provisions through guidance, as opposed to regulation, for the initial years. Manufacturers that fail to comply with the IRA may be subject to various penalties, some significant, including civil monetary penalties. These provisions may be subject to legal challenges.
Further, the federal administration is pursuing policies to reduce regulations and expenditures across government, including at HHS, which include the FDA and CMS, and related agencies. These actions included, for example, directives to reduce agency workforce, rescind a prior administration Executive Order tasking the Center for Medicare and Medicaid Innovation to consider new payment and healthcare models to limit drug spending, and promote most-favored-nation (“MFN”) drug pricing, among other directives. For example, on May 12, 2025, the federal administration issued an Executive Order that, among other things, required HHS, within 30 days, to establish and communicate to drug manufacturers MFN price targets designed to bring drug prices for American patients in line with those in comparably developed nations. If significant progress towards MFN pricing is not achieved, the Executive Order requires HHS to propose a rulemaking to implement MFN pricing. Recently, on December 19, 2025, CMS issued proposed regulations to establish, under the Center for Medicare and Medicaid Innovation, two mandatory MFN pricing demonstration models under Medicare Part B and Part D, respectively. The first proposal, the Global Benchmark for Efficient Drug Pricing Model (“GLOBE”) for Medicare Part B, would require manufacturers of specified single source drugs and sole source biologics to pay incremental rebates based on international benchmark prices, with participation triggered for products meeting CMS’s spending and eligibility criteria. The second proposal, the Guarding U.S. Medicare Against Rising Drug Costs (“GUARD”) model for Medicare Part D, would similarly mandate manufacturer rebates for qualifying sole source drugs where the Medicare net price exceeds an MFN benchmark derived from international reference pricing methodologies. As proposed, GLOBE would begin a five-year performance period on October 1, 2026, and GUARD would begin its performance period in 2027. These proposals will likely be subject to legal challenges that could delay their implementation or modify their impact on manufacturer pricing and revenue. If these rules or other MFN pricing rules are finalized, they are likely to mandate reduced prices of at least some drugs in the United States, if they are also sold in comparator countries. Further, as part of the Make America Healthy Again (“MAHA”) Commission’s recent Strategy Report, the administration is working across government agencies to increase enforcement on direct-to-consumer pharmaceutical advertising. These actions and policies may significantly reduce U.S. drug prices, potentially impacting manufacturers’ global pricing strategies and profitability, while increasing their operational costs and compliance risks.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access, and marketing cost disclosure and transparency measures, including reporting and justification of launch prices or price increases above specified thresholds, and in some cases, measures designed to encourage importation from other countries and bulk purchasing.
Additional federal, state, and foreign healthcare reform measures may be adopted in the future, particularly given the recent change of administration, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for pharmaceutical products or additional pricing pressures.
Material Agreements
CRT Pioneer Fund License Agreement
In May 2022, Treeline entered into an exclusive worldwide License Agreement (the “CRT License Agreement”) with CRT Pioneer Fund LP (“CPF”) to research, develop, manufacture, and commercialize products targeting BCL6 (B-cell lymphoma 6 protein) (“BCL6 Products”), with the right to grant sublicenses (other than to parties engaged in certain tobacco-related business activities) under certain specified intellectual property. Under the CRT License Agreement, Treeline is obligated to use commercially reasonable efforts to develop at least one BCL6 Product in the United States and at least two additional major markets in an oncology indication.
Treeline paid an up-front fee of $2.0 million in 2022, and may owe future development milestone payments totaling up to $22.5 million, commercial milestone payments totaling up to $53.0 million, and low-single-digit royalties on net sales of any product containing a compound that is directed against and modulates the activity of BCL6, payable until generic competition commences with respect to such product on a country-by-country basis.
The CRT License Agreement will continue on a country-by-country basis until commencement of generic competition of such BCL6 Product in such country, subject to earlier termination by either party for the other’s uncured material breach or insolvency, by Treeline for convenience on a country-by-country basis upon prior written notice, or by CPF upon certain specified breaches by Treeline.
Jiangsu Hengrui Pharmaceuticals License Agreement
In February 2023, we entered into an Exclusive License Agreement (the “Hengrui License Agreement”) with Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”) with the right to grant sublicenses (subject to certain exceptions), pursuant to which we obtained exclusive rights under certain specified intellectual property to develop, manufacture, commercialize and exploit products containing SHR2554 (TLN-254) or certain related compounds outside of mainland China, Hong Kong, Macau, and Taiwan (“Greater China”) and pursuant to which we granted to Hengrui exclusive rights under certain specified intellectual property to develop, manufacture, commercialize and exploit products containing SHR2554 (TLN-254) or certain related compounds in Greater China. Under the Hengrui License Agreement, we are obligated to use commercially reasonable efforts to develop at least one licensed product in the United States and another five major markets.
We paid an up-front fee of $11.0 million in 2023, and may owe additional development milestone payments totaling up to $45.0 million, commercial milestone payments totaling up to $650.0 million, and tiered royalties ranging in the lower teens based on future net sales of licensed products, subject to customary step-downs and a royalty floor. Royalties are payable on a product-by-product and country-by-country basis until the later of (i) ten years following the date of first commercial sale with respect to such product, and (ii) the expiration of the last valid claim in such country covering such product. The Hengrui License Agreement will continue until expiration of the last-to-expire royalty term, subject to earlier termination by either party for the other’s uncured material breach or insolvency, by us for convenience upon prior written notice, or by Hengrui upon certain specified breaches by us.
Competition
We face substantial competition from multiple sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Our competitors compete with us on the level of the technologies employed, or on the level of development of product candidates. In addition, many small biotechnology companies have formed collaborations with large, established companies to obtain support for their research, development and commercialization of products or combine several treatment approaches to develop longer lasting or more efficacious treatments that may potentially directly compete with our current or future product candidates. We anticipate that we will continue to face increasing competition as new therapies and combinations thereof, technologies, and data emerge for the treatment of oncological, autoimmune, neurological, and other serious diseases.
Our current product candidates, initially under development for treatment of oncological, autoimmune, and neurological diseases, if approved, would face competition from approved treatments, some of which have achieved commercial success. To compete successfully, we need to differentiate our product candidates from these currently marketed drugs, meaning that we will have to demonstrate that the relative cost, method of administration, dosing frequency, safety, tolerability or efficacy of our product candidates provides a better alternative to existing and new products. Our commercial opportunity and likelihood of success will be reduced or eliminated if our product candidates, if approved, are not ultimately demonstrated to be safer, more effective, more conveniently administered, or less expensive than the current standards of care. Furthermore, even if our product candidates are able to achieve these attributes, acceptance of our products, if approved, may be inhibited by the reluctance of physicians to switch from existing products to our products, or if physicians choose to reserve our products for use in limited circumstances.

Many of our competitors, either alone or in combination with their respective strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, the regulatory approval process and marketing than we do. Mergers and acquisition activity in the pharmaceutical, biopharmaceutical and biotechnology sector is likely to result in greater resource concentration among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through sizeable collaborative arrangements with established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
Our commercial opportunity could be reduced or eliminated if one or more of our competitors develop and commercialize products that are safer, more effective, better tolerated, or of greater convenience or economic benefit than our proposed product offering. Our competitors also may be in a position to obtain FDA or other regulatory approval for their products more rapidly, resulting in a stronger or dominant market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be product safety, efficacy, convenience and treatment cost.
Employees and Human Capital Resources
As of March 31, 2026, we had 163 employees, 133 of whom were engaged in research and development activities. Seventy-three percent of our employees hold Ph.D., M.D. or other advanced degrees. None of our employees are represented by a labor union or covered under a collective bargaining agreement. We consider our relationship with our employees to be positive.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and new employees, advisors and consultants. It is important that we not only attract and retain the best and brightest diverse talent, but also ensure they remain engaged and can thrive in an environment that is committed to helping them grow, succeed and contribute directly to achieving our purpose. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase our success by motivating such individuals to perform to the best of their abilities and achieve our objectives. We also strive to foster career growth and internal mobility by providing a broad range of training, mentoring and other development opportunities.
Facilities
Our headquarters are located in Watertown, Massachusetts, where we lease 45,000 square feet of office and laboratory space pursuant to a lease agreement that expires in December 2027. We also lease 3,147 square feet of office space in Stamford, Connecticut, pursuant to a lease agreement that expires in October 2029, and 35,117 square feet of office and laboratory space in San Diego, California, pursuant to a lease agreement that expires in April 2034.
We believe our existing facilities are sufficient to meet our near-term needs and that suitable additional space will be available as and when needed.

TREELINE MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of Treeline’s financial condition and results of operations should be read in conjunction with Treeline’s consolidated financial statements as of and for the years ended December 31, 2025 and 2024, Treeline’s unaudited condensed consolidated interim financial statements as of March 31, 2026 and for the three months ended March 31, 2026 and 2025, and the related notes included elsewhere in this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Treeline’s plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set out under the section entitled “Risk Factors” in this proxy statement/prospectus, Treeline’s actual results could differ materially from the results described in or implied by these forward-looking statements. See also the section entitled “Cautionary Statement Regarding Forward-Looking Statements” in this proxy statement/prospectus.
Overview
Treeline Biosciences is a clinical-stage biopharmaceutical company developing novel therapeutics for oncology and other serious diseases. Treeline’s approach is built on a differentiated, repeatable discovery platform that identifies compelling molecular targets and matches them with the most appropriate drug modality. Treeline seeks to prove it can pick good targets, nominate highly-vetted development candidates (“DCs”), and make thoughtful development decisions across a diverse and ambitious pipeline, with the goal of redefining the treatment of serious diseases. Treeline wants its platform story to be repeatability. Treeline currently has three Phase 1 programs, TLN-121, TLN-254, and TLN-372, and a fourth program, TLN-499, nearing clinical entry, all in oncology. Treeline’s preclinical pipeline includes programs in neurology and immunology, in addition to oncology. Treeline expects three additional programs to enter clinical testing in 2027 and 2028.
Treeline believes the depth of its pipeline reflects the talents, expertise and flexibility of its team. There are a finite number of molecular targets that Treeline finds compelling enough to pursue. Treeline focuses on targets with the potential to deliver meaningful clinical benefit that meet four criteria: disease dependency, therapeutic index, path to druggability, and patient need. Treeline believes the specific features of a molecular target should determine the drug modality, i.e., whether a small molecule inhibitor, protein degrader, or targeted therapy antibody-drug conjugate (“TT-ADC”) approach is employed. In other words, Treeline believes the ultimate DC should reflect the therapeutic solution with the best chance of delivering the target product profile (“TPP”).
If pipeline attrition must occur, Treeline hopes to realize it before the start of a human clinical trial. Thus, Treeline has strict criteria, which include internal data and external factors, for nominating DCs. Treeline seeks not only to prove a hypothesis but also works hard to generate data that could disqualify compounds under consideration prior to a clinical start. Treeline aims to advance a compound into human clinical trials only when it satisfies these stringent criteria. Treeline requires in vivo efficacy and safety profiles that can be realistically achieved through conservative dosing assumptions.
In just five years, Treeline has generated a diversified pipeline of more than 10 programs, with all but one discovered by Treeline’s in-house team. Treeline’s current Phase 1 clinical programs include TLN-121, an oral protein degrader targeting the transcription factor B-cell lymphoma 6 (“BCL6”); TLN-254 (in-licensed), an oral inhibitor of enhancer of zeste homolog 2 (“EZH2”); and TLN-372, a selective, orally bioavailable inhibitor of the commonly mutated oncogene Kirsten Rat Sarcoma Viral Oncogene Homolog (“KRAS”). Treeline intends to provide guidance for TLN-121 and TLN-372 in the first quarter of 2027 and expects to disclose data for these programs in 2027. TLN-499, an oral targeted protein degrader of B-cell lymphoma-X long (“BCL-XL”), is near clinical entry, and Treeline expects to begin a first-in-human trial in the second half of 2026.
Since its inception, Treeline has devoted substantially all of its efforts and financial resources to organizing and staffing its company, business planning, raising capital, research and development activities, conducting preclinical studies and clinical trials, establishing and maintaining its intellectual property portfolio, establishing arrangements with third parties for drug manufacturing and providing general and administrative support for these operations. Treeline has funded its operations to date primarily through sales of its convertible preferred stock. As of March 31, 2026, Treeline had received aggregate net proceeds of $1.2 billion from issuances of its convertible preferred stock and had cash, cash equivalents and marketable securities of $553.1 million. Treeline has not generated any revenue from product sales and incurred significant operating losses since inception. Treeline’s net losses were $162.5 million for each of the years ended December 31, 2025 and 2024, and $50.5 million and $39.8 million for the three months ended March 31, 2026 and 2025, respectively. As of March 31, 2026, Treeline had an accumulated deficit of $651.8 million. Treeline’s net losses may fluctuate significantly from quarter-to-quarter and year-to-year, depending on the timing of its clinical trials and its expenditures on research and development activities. Treeline expects to continue to incur significant expenses and operating losses for the foreseeable future as Treeline continues to develop its pipeline and expand its corporate infrastructure.
Treeline does not expect to generate any revenues from product sales unless and until it has successfully completed development and obtained regulatory approval for one or more of its product candidates, which will not be for at least the next several years, if ever. As a result, Treeline will require substantial additional funding to further develop its product candidates and support continuing operations. Until such time that Treeline can generate substantial product revenue, if ever, it expects to finance its operations through equity offerings, debt financings or other capital sources, which could include income from collaborations, strategic partnerships, licensing arrangements with third parties or other similar arrangements. However, Treeline may be unable to raise additional funds or enter into such other arrangements when needed or on commercially acceptable terms, if at all. Any failure to raise capital as and when needed could have a material adverse effect on Treeline’s financial condition and on its ability to pursue its business plans and strategies, including its research and development activities. If Treeline is unable to raise capital, it could delay, reduce or terminate planned activities to reduce costs.
Recent Developments
On June 6, 2026, Treeline entered into an Agreement and Plan of Merger with Standard BioTools Inc. (“Standard BioTools”) and Siri Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of Standard BioTools, pursuant to which the Merger Sub will merge with and into Treeline, with Treeline surviving as a wholly owned subsidiary of Standard BioTools (the “Merger”). At the effective time of the Merger, each outstanding share of Treeline’s capital stock, including each share of convertible preferred stock (which will convert into common stock immediately prior to the Merger), will be converted into the right to receive shares of Standard BioTools common stock based on an exchange ratio determined in accordance with the Merger Agreement. Each outstanding option to purchase Treeline common stock, whether vested or unvested, will be assumed by Standard BioTools and converted into an option to purchase Standard BioTools common stock, with the number of shares and exercise price adjusted by the exchange ratio. Each outstanding warrant that is amended prior to the effective time to provide for net-exercise treatment will be cancelled and converted into the right to receive Standard BioTools common stock based on the exchange ratio. Any warrant that is not amended for such treatment will be assumed by Standard BioTools and become exercisable for Standard BioTools common stock, with the number of shares and warrant price adjusted by the exchange ratio.
In connection with the Merger, Standard BioTools has agreed to use commercially reasonable efforts to dispose of its legacy mass cytometry and microfluidics businesses and, to the extent no disposition is completed, to wind down those businesses, such that the combined company is not expected to retain those operations. Completion of the Merger is subject to customary closing conditions, including approval by the stockholders of both the Company (which has been obtained) and Standard BioTools and the effectiveness of a registration statement on Form S-4.
License Agreements
CRT Pioneer Fund License Agreement
In May 2022, Treeline entered into an exclusive worldwide License Agreement (the “CRT License Agreement”) with CRT Pioneer Fund LP (“CPF”) to research, develop, manufacture, and commercialize products targeting BCL6 (B-cell lymphoma 6 protein) (“BCL6 Products”), with the right to grant sublicenses (other than to parties engaged in certain tobacco-related business activities) under certain specified intellectual property. Under the CRT License Agreement, Treeline is obligated to use commercially reasonable efforts to develop at least one BCL6 Product in the United States and at least two additional major markets in an oncology indication.
Treeline paid an up-front fee of $2.0 million in 2022, and may owe future development milestone payments totaling up to $22.5 million, commercial milestone payments totaling up to $53.0 million, and low-single-digit royalties on net sales of any product containing a compound that is directed against and modulates the activity of BCL6, payable until generic competition commences with respect to such product on a country-by-country basis.

The CRT License Agreement will continue on a country-by-country basis until commencement of generic competition of such BCL6 Product in such country, subject to earlier termination by either party for the other’s uncured material breach or insolvency, by Treeline for convenience on a country-by-country basis upon prior written notice, or by CPF upon certain specified breaches by Treeline.
Treeline incurred and paid $2.5 million and $0 in milestone payments during the years ended December 31, 2025 and 2024, respectively. Treeline did not incur expense related to the CRT License Agreement during the three months ended March 31, 2026 or 2025. As of March 31, 2026, Treeline paid $4.5 million to CPF under the CRT License Agreement.
Jiangsu Hengrui Pharmaceuticals License Agreement
In February 2023, Treeline entered into an Exclusive License Agreement (the “Hengrui License Agreement”) with Jiangsu Hengrui Pharmaceuticals Co., Ltd. (“Hengrui”) with the right to grant sublicenses (subject to certain exceptions), pursuant to which Treeline obtained exclusive rights under certain specified intellectual property to develop, manufacture, commercialize and exploit products containing SHR2554 (TLN-254) or certain related compounds outside of mainland China, Hong Kong, Macau, and Taiwan (“Greater China”) and pursuant to which Treeline granted to Hengrui exclusive rights under certain specified intellectual property to develop, manufacture, commercialize and exploit products containing SHR2554 (TLN-254) or certain related compounds in Greater China. Under the Hengrui License Agreement, Treeline is obligated to use commercially reasonable efforts to develop at least one licensed product in the United States and another five major markets.
Treeline paid an up-front fee of $11.0 million in 2023, and may owe additional development milestone payments totaling up to $45.0 million, commercial milestone payments totaling up to $650.0 million, and tiered royalties ranging in the lower teens based on future net sales of licensed products, subject to customary step-downs and a royalty floor. Royalties are payable on a product-by-product and country-by-country basis until the later of (i) ten years following the date of first commercial sale with respect to such product, and (ii) the expiration of the last valid claim in such country covering such product. The Hengrui License Agreement will continue until expiration of the last-to-expire royalty term, subject to earlier termination by either party for the other’s uncured material breach or insolvency, by Treeline for convenience upon prior written notice, or by Hengrui upon certain specified breaches by Treeline.
To date, Treeline has not incurred fees under the Hengrui License Agreement other than the up-front fee of $11.0 million. Treeline has incurred operating expenses of $0.1 million to Hengrui related to the Hengrui License Agreement during the three months ended March 31, 2026 and 2025, and $0.1 million and $0.2 million during the years ended December 31, 2025 and 2024, respectively, related to research and development activities.
Components of Results of Operations
Operating Expenses
Research and Development Expenses
Research and development expenses consist primarily of costs incurred for Treeline’s discovery efforts and the preclinical and clinical development of product candidates.
External costs include:
•
costs of funding research performed by third parties that conduct research and development and preclinical and clinical activities on Treeline’s behalf, including contract research organizations (“CROs”), contract development and manufacturing organizations (“CDMOs”), and academic research collaborators;

•	costs of chemistry, manufacturing and controls (“CMC”) activities, including manufacture of clinical trial materials;
•	costs of laboratory supplies and acquiring, developing and manufacturing preclinical study and clinical trial materials;
•	license fees and milestone payments related to in-licensed products and technologies; and
•	facilities, depreciation and other expenses, which include allocated expenses for rent and maintenance of facilities, insurance and other operating costs.

Internal costs include:
•	personnel-related costs, including salaries, benefits and stock-based compensation expense, for employees engaged in research and development functions;
•	costs related to compliance with regulatory requirements;
•	facilities, depreciation and other expenses, which include allocated expenses for rent and maintenance of facilities, insurance and other operating costs; and
•	software and computational chemistry costs.
Treeline expenses research and development costs as incurred. Costs for certain development activities are recognized based on an evaluation of the progress to completion of specific tasks using information and data provided to Treeline by its vendors and clinical sites. Payments for these activities are based on the terms of the individual agreements, which may differ from the pattern of costs incurred, and are reflected in Treeline’s consolidated financial statements as other assets (prepaid research and development) or accrued expenses (accrued research and development).
Treeline classifies and evaluates its external research and development expenses between clinical and preclinical. Treeline does not classify or evaluate its internal research and development expenses by program as these expenses primarily relate to compensation, depreciation, materials and supplies, and other costs which are deployed across multiple potential therapeutic modalities, programs, and therapeutic areas under development.
Once a product candidate has received clearance from the FDA of its Investigational New Drug (“IND”) application or equivalent application or filing filed with any equivalent authority outside the United States, Treeline considers it a clinical program. For each of its clinical programs, Treeline reports or will report external research and development costs attributable to such clinical programs. These external development costs include: fees paid to CROs, CDMOs, consultants and clinical development activities. Any internal research and development expenses, consisting of personnel costs associated with clinical programs, are categorized as personnel costs, including stock-based compensation.
Until such time as a product candidate receives clearance of its IND application or equivalent, Treeline considers it a preclinical program. For Treeline’s preclinical programs, it reports external development costs and other external research and development costs collectively. These external development costs include: fees paid to CROs and CDMOs and consultants. Preclinical research and development activities often benefit more than one preclinical program and so disaggregating the data would be neither practical nor meaningful.
Treeline plans to substantially increase its research and development expenses for the foreseeable future as it continues the research and development of its current and any potential future product candidates it may determine to pursue. The process of conducting the necessary developmental and clinical research to obtain regulatory approval is costly and time-consuming, and the successful development of Treeline’s product candidates is highly uncertain. Treeline may never succeed in achieving regulatory approval for any of its product candidates. Further, a number of factors, including those outside of Treeline’s control, could adversely impact the timing and duration of its product candidates’ development, which could increase its research and development expenses. Such factors include:
•	the timing, cost and progress of preclinical and clinical development activities;
•	the number and scope of preclinical and clinical programs Treeline decides to pursue;
•	the progress of the development efforts of parties with whom Treeline may, in the future, enter into collaborations and/or research and development agreements;
•	Treeline’s ability to maintain, and the costs and fees associated with, its current licenses and research and development programs and its ability to establish new collaboration arrangements;
•	Treeline’s ability to establish manufacturing capabilities or engage third parties to manufacture its product candidates;
•	the timing and cost of regulatory submissions and timing of regulatory approvals;

•	Treeline’s efforts to enhance operational systems and hire additional personnel, including personnel to support development of its product candidates; and
•	the impact of any business interruptions to Treeline’s operations or to those of the third parties with whom it works.
As a result of these and other factors, Treeline is unable to determine the duration and completion costs of its research and development projects, the costs of related clinical development or when and to what extent Treeline will generate revenue from the commercialization of its product candidates.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel costs, including salaries, benefits and stock-based compensation expense for employees in executive, finance, accounting, information technology, legal and human resource functions. General and administrative expenses also include corporate facility costs, including rent, utilities, depreciation and maintenance, legal fees related to intellectual property and corporate matters as well as fees for accounting and consulting services.
Treeline expects that its general and administrative expenses will increase in the future as it expands its operations to support its continued research and development activities, potential commercialization efforts, and protection of its intellectual property. Treeline also expects that it will incur increased costs as a result of operating as a public company. These increases will likely include increased costs related to the hiring of additional personnel and fees to outside consultants, lawyers and accountants, among other expenses. Increased costs associated with being a public company will also include expenses related to services associated with maintaining compliance with the requirements of The Nasdaq Stock Market LLC (“Nasdaq”) and the Securities and Exchange Commission (“SEC”), insurance and investor relations costs. If any of Treeline’s current or future product candidates obtain marketing approval, Treeline expects that it will incur significantly increased expenses associated with sales and marketing efforts.
Other Income
Other income consists primarily of interest earned and net amortization of premium and discount on Treeline’s marketable securities.
Results of Operations
Comparison of the Three months ended March 31, 2026 and 2025
The following table summarizes Treeline’s results of operations for the periods indicated (in thousands):

	Three Months Ended March 31,
	2026	2025	$ Change	% Change
Operating expenses:
Research and development	$49,098	$39,213	$9,885	25.2%
General and administrative	6,959	5,789	1,170	20.2%
Total operating expenses	56,057	45,002	11,055	24.6%
Loss from operations	(56,057)	(45,002)	(11,055)	(24.6)%
Other income	5,516	5,202	314	6.0%
Net loss	$(50,541)	$(39,800)	$(10,741)	(27.0)%

Research and Development Expenses
Research and development expenses increased by $9.9 million from $39.2 million for the three months ended March 31, 2025 to $49.1 million for the three months ended March 31, 2026. The increase was due to a $14.7 million increase in Treeline’s clinical programs driven by the initiation of its Phase 1 trials for TLN-121 and TLN-372, a $0.6 million increase in personnel costs due to increased salaries and benefits, and an increase in stock-based compensation, partially offset by a $5.4 million decrease in its preclinical programs and other research and development as a portion of activity that was previously preclinical advanced into clinical development due to IND acceptance of the TLN-121 and TLN-372 programs.

Research and development expenses disaggregated and classified by clinical program, preclinical program expenses and personnel costs are summarized in the table below:

	Three Months Ended March 31,
	2026	2025	$ Change	% Change
Clinical programs:
TLN-121	$9,536	$—	$9,536	—%
TLN-372	4,593	—	4,593	—%
TLN-254	1,820	1,223	597	48.8%
Preclinical programs and other	20,035	25,477	(5,442)	(21.4)%
Personnel costs, including stock-based compensation	13,114	12,513	601	4.8%
Total research and development expenses	$49,098	$39,213	$9,885	25.2%

General and Administrative Expenses
General and administrative expenses for the three months ended March 31, 2026 were $7.0 million, compared to $5.8 million for the three months ended March 31, 2025. The increase of $1.2 million was primarily attributable to a $0.9 million increase in professional fees and corporate and intellectual property legal fees and a $0.3 million increase in personnel costs, due to increased salaries and benefits and stock-based compensation.
Other Income
Other income for the three months ended March 31, 2026 was $5.5 million, compared to $5.2 million for the three months ended March 31, 2025. The increase was primarily attributable to the increase in interest income resulting from the increase in Treeline’s cash, cash equivalents and marketable securities.
Comparison of the Years Ended December 31, 2025 and 2024
The following table summarizes Treeline’s results of operations for the periods indicated (in thousands):

	Year Ended December 31,
	2025	2024	$ Change	% Change
Operating expenses:
Research and development	$160,009	$151,706	$8,303	5.5%
General and administrative	23,256	23,558	(302)	(1.3)%
Total operating expenses	183,265	175,264	8,001	4.6%
Loss from operations	(183,265)	(175,264)	(8,001)	(4.6)%
Other income	20,726	12,777	7,949	62.2%
Net loss	$(162,539)	$(162,487)	$(52)	—%

Research and Development Expenses
Research and development expenses increased by $8.3 million from $151.7 million for the year ended December 31, 2024 to $160.0 million for the year ended December 31, 2025. The increase was due to a $16.4 million increase in Treeline’s clinical programs driven by the initiation of its Phase 1 trials for TLN-121 and TLN-372 and a $2.5 million increase in personnel costs, due to increased salaries and benefits and stock-based compensation, partially offset by a $10.6 million decrease in its preclinical programs and other research and development as a portion of activity that was previously preclinical advanced into clinical development due to IND acceptance of the TLN-121 and TLN-372 programs.

Research and development expenses disaggregated and classified by clinical program, preclinical program expenses and personnel costs are summarized in the table below:

	Year Ended December 31,
	2025	2024	$ Change	% Change
Clinical programs:
TLN-121	$8,687	$—	$8,687	—%
TLN-372	7,601	—	7,601	—%
TLN-254	6,245	6,091	154	2.5%
Preclinical programs and other	87,994	98,635	(10,641)	(10.8)%
Personnel costs, including stock-based compensation	49,482	46,980	2,502	5.3%
Total research and development expenses	$160,009	$151,706	$8,303	5.5%

General and Administrative Expenses
General and administrative expenses for the year ended December 31, 2025 were $23.3 million, compared to $23.6 million for the year ended December 31, 2024. The decrease of $0.3 million was primarily attributable to a $1.0 million decrease in professional fees and corporate and intellectual property legal fees, partially offset by a $0.7 million increase in personnel costs, due to increased salaries and benefits and stock-based compensation expense.
Other Income
Other income for the year ended December 31, 2025 was $20.7 million, compared to $12.8 million for the year ended December 31, 2024. The increase was primarily attributable to the increase in interest income resulting from the increase in Treeline’s cash, cash equivalents and marketable securities.
Liquidity and Capital Resources
Liquidity
Since its inception through March 31, 2026, Treeline has not generated any revenue from product sales and it does not expect to generate any revenue from commercial sales for the foreseeable future, if at all. To date, Treeline has been financed primarily by aggregate net proceeds of $1.2 billion from the issuance of convertible preferred stock. As of March 31, 2026, Treeline had cash, cash equivalents and marketable securities of $553.1 million. Based upon Treeline’s current operating plan, Treeline estimates that its cash, cash equivalents and marketable securities as of March 31, 2026, together with the estimated cash expected upon the closing of the Merger, will be sufficient to fund its operations and capital expenditure requirements into 2029. Treeline has based this estimate on assumptions that may prove to be wrong and could exhaust its available capital resources sooner than expected. Treeline’s primary use of cash is to fund operating expenses, which consist of research and development expenses and general and administrative expenses. Cash used to fund operating expenses is impacted by the timing of when Treeline pays these expenses, as reflected in the change in its outstanding accounts payable and accrued expenses.
In 2025, Treeline entered into a Series A-2 Preferred Stock (“Series A-2”) and Warrant Purchase Agreement with new and existing investors for the sale of 29,731,819 shares of Series A-2 at $8.6103 per share for proceeds of $255.5 million, net of issuance costs. Each purchaser also received a warrant to purchase nonredeemable common stock at an exercise price of $0.00001 per share, which expire ten years from issuance, exercisable for a total of 5,377,111 shares of common stock.
In 2024, Treeline issued 48,985,495 shares of Series A-1 Preferred Stock (“Series A-1”) at a purchase price of $8.6103 per share for proceeds of $421.6 million, net of issuance costs.

Future Funding Requirements
Treeline expects that its expenses and capital requirements will increase substantially in connection with its ongoing activities, particularly as it:
•	advances clinical-stage product candidates, TLN-121, TLN-254 and TLN-372, through ongoing and planned clinical trials;
•	initiates clinical development of TLN-499 and any other product candidates Treeline may identify;
•	continues to discover and develop additional product candidates;
•	seeks regulatory approvals for product candidates that successfully complete clinical trials;
•
establishes sales, marketing, distribution and other commercial infrastructure in the future to commercialize any product candidates for which Treeline may obtain regulatory approval, whether independently or with a collaborator;

•	hires additional research and development, clinical and regulatory personnel and, if any product candidates are approved, sales and marketing personnel;
•	expands, maintains and protects Treeline’s intellectual property portfolio;
•	acquires or in-licenses other product candidates, technologies and intellectual property rights;
•	incurs additional costs associated with operating as a public company following the consummation of the Merger; and
•	adds operational, financial, legal, compliance and management information systems and personnel to support research and development and commercialization efforts.
Because of the numerous risks and uncertainties associated with research, development and commercialization of pharmaceutical products, Treeline is unable to estimate the exact amount of its working capital requirements. Treeline’s future funding requirements will depend on, and could increase significantly as a result of, many factors, including the scope, progress, results and costs of preclinical development, laboratory testing and clinical trials for its product candidates; the number and development requirements of other product candidates that Treeline may pursue; the costs, timing and outcome of regulatory review of product candidates; the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing its intellectual property rights and defending intellectual property-related claims; and its ability to establish and maintain collaborations or license agreements on favorable terms, if at all.
Until such time, if ever, that Treeline can generate substantial revenue from product sales, it expects to finance its operations through some combination of equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that Treeline raises additional capital through the sale of equity or convertible debt securities, the ownership interest of its stockholders may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of its stockholders. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting Treeline’s ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If Treeline raises additional funds through collaborations, strategic alliances or licensing arrangements with third parties, it may have to relinquish valuable rights to its technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to Treeline. If Treeline is unable to raise additional funds through equity or debt financings when needed or at all, it may be required to delay, limit, reduce or terminate its research or drug development programs, product development, future commercialization efforts or other operations or grant rights to develop and market product candidates that it would otherwise prefer to develop and market itself.

Cash Flows
The following table shows a summary of Treeline’s cash flows for the periods indicated (in thousands):

	Three Months Ended March 31,		Years Ended December 31,
	2026	2025	2025	2024
Net cash (used in) provided by:
Operating activities	$(53,096)	$(45,841)	$(164,418)	$(160,243)
Investing activities	39,046	29,209	(85,815)	(256,349)
Financing activities	241	165	257,014	422,422
Net (decrease) increase in cash, cash equivalents and restricted cash	$(13,809)	$(16,467)	$6,781	$5,830

Cash Flows from Operating Activities
Net cash used in operating activities of $53.1 million during the three months ended March 31, 2026 was attributable to Treeline’s net loss of $50.5 million and a $3.8 million net decrease in working capital, partially offset by $1.2 million of non-cash charges primarily related to stock-based compensation and depreciation and amortization expense, partially offset by the amortization of premiums and discounts on marketable securities.
Net cash used in operating activities of $45.8 million during the three months ended March 31, 2025 was attributable to Treeline’s net loss of $39.8 million, a $6.0 million net decrease in working capital, and $0.1 million of non-cash adjustments related to the amortization of premiums and discounts on marketable securities, partially offset by depreciation and amortization expense and stock-based compensation expense.
Net cash used in operating activities of $164.4 million during the year ended December 31, 2025 was attributable to Treeline’s net loss of $162.5 million and a $4.4 million net decrease in working capital, partially offset by $2.5 million of non-cash charges primarily related to depreciation and amortization expense and stock-based compensation expense, partially offset by the amortization of premiums and discounts on marketable securities.
Net cash used in operating activities of $160.2 million during the year ended December 31, 2024 was attributable to Treeline’s net loss of $162.5 million and a $1.2 million net decrease in working capital, partially offset by $3.5 million of non-cash charges primarily related to depreciation and amortization expense and stock-based compensation expense, partially offset by the amortization of premiums and discounts on marketable securities.
Cash Flows from Investing Activities
During the three months ended March 31, 2026, net cash provided by investing activities was $39.0 million primarily as a result of $94.3 million of marketable securities maturing in the period, partially offset by $55.1 million of marketable security purchases.
During the three months ended March 31, 2025, net cash provided by investing activities was $29.2 million primarily as a result of $97.5 million of marketable securities maturing in the period, partially offset by $68.1 million of marketable security purchases.
During the year ended December 31, 2025, net cash used in investing activities was $85.8 million primarily as a result of $522.2 million of marketable security purchases and $1.3 million of purchases of fixed assets, partially offset by $437.7 million of marketable securities maturing in the period.
During the year ended December 31, 2024, net cash used in investing activities was $256.3 million primarily as a result of $445.9 million of marketable security purchases and $5.1 million of purchases of fixed assets, partially offset by $194.7 million of marketable securities maturing in the period.
Cash Flows from Financing Activities
During the three months ended March 31, 2026 and 2025, net cash provided by financing activities was $0.2 million due to proceeds received from the exercise of stock options.

During the years ended December 31, 2025 and 2024, net cash provided by financing activities was $257.0 million and $422.4 million, respectively, primarily due to proceeds from the issuance of preferred stock and prefunded warrants, net of issuance costs.
Contractual Obligations and Commitments
Leases
Treeline leases office and laboratory space in Watertown, Massachusetts; San Diego, California; and Stamford, Connecticut under operating leases that expire at various dates from 2027 to 2034. Refer to Note 7 to Treeline’s audited financial statements appearing elsewhere in this proxy statement/prospectus for additional details on Treeline’s leases.
License Agreements
Under Treeline’s license agreements, Treeline is required to make payments upon successful completion and achievement of certain milestones as well as royalty payments upon sales of products covered by such licenses. The payment obligations under the license agreements are contingent upon future events such as Treeline’s achievement of specified development, clinical, regulatory, and commercial milestones. To the extent that the timing of these future milestone payments are not known, Treeline has not included these fees in its balance sheets for the periods presented. Refer to Note 8 to Treeline’s audited financial statements appearing elsewhere in this proxy statement/prospectus for additional details on Treeline’s license agreements.
Other
Treeline enters into contracts in the normal course of business with third-party service providers for clinical trials, preclinical research studies and testing, manufacturing and other services and products for operating purposes. Treeline may also enter into additional research, manufacturing, supplier and other agreements in the future, which may require up-front payments and long-term commitments of cash.
Recent Accounting Pronouncements
See Note 2 to Treeline’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus for a description of recent accounting pronouncements applicable to its consolidated financial statements.
Critical Accounting Policies and Estimates
Treeline’s management’s discussion and analysis of its financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). The preparation of the consolidated financial statements requires Treeline to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in its consolidated financial statements. On an ongoing basis, Treeline evaluates its estimates and judgments, including those related to accrued research and development, fair value of its common stock and stock-based compensation. Treeline bases its estimates on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions and any such differences may be material.
While Treeline’s significant accounting policies are described in more detail in Note 2 to its audited consolidated financial statements included elsewhere in this proxy statement/prospectus, Treeline believes the following accounting policies are the most critical to the judgments and estimates used in the preparation of its consolidated financial statements.
Research and Development Expenses
Research and development expenses consist primarily of costs incurred in connection with the development of Treeline’s programs. Research and development costs are expensed as incurred.

Treeline accrues research and development expenses for activities performed by third parties based upon estimates of progress of studies, including the phase or completion of events, invoices received, and contracted costs. Treeline determines the estimates by reviewing contracts, vendor agreements and purchase orders, and through discussions with its internal personnel and external service providers as to the progress or stage of completion of activities or services and the agreed-upon fee to be paid for such services. However, actual costs and timing of clinical trials are highly uncertain, subject to risks and may change depending upon a number of factors, including Treeline’s development plans.
Treeline makes estimates of its accrued expenses as of each balance sheet date in its consolidated financial statements based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, Treeline will adjust the accrual accordingly. Advance payments for services, including fees for CROs and CDMOs that will be used in future research and development activities, are deferred and recognized as expense in the period that the related goods are consumed or services are performed.
Costs incurred in obtaining technology licenses, which include up-front cash payments and liabilities for costs to perform certain research activities on behalf of the licensor that are deemed probable and estimable, are immediately recognized as acquired in-process R&D expense provided that the technology licensed has not reached feasibility and has no alternative future use.
Stock-Based Compensation
Treeline measures compensation expense for all stock-based awards based on the estimated fair value of the award on the grant date. Treeline uses the Black-Scholes option pricing model to value its stock option awards and recognizes forfeitures as they occur. Compensation expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. Treeline has not issued awards where vesting is subject to a market or performance condition.
The Black-Scholes option pricing model requires the use of subjective assumptions that include the expected stock price volatility, the risk-free interest rate, the expected term of stock options, the expected dividend yield and the fair value of the underlying common stock on the date of grant. See Note 10 to Treeline’s audited consolidated financial statements and Note 9 to its unaudited condensed consolidated interim financial statements included elsewhere in this proxy statement/prospectus for information concerning certain of the specific assumptions Treeline used in applying the Black-Scholes option pricing model to determine the estimated fair value of its stock options granted during the years ended December 31, 2025 and 2024 and for the three months ended March 31, 2026 and 2025.
Determination of fair value of common stock
Treeline is required to estimate the fair value of its common stock underlying its stock-based awards. Because its common stock is not currently publicly traded, its board of directors determined the fair value of its common stock on each grant date, with input from its management, considering its most recently available third-party valuation of its common stock.
These independent third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Auditing and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “Guide”). The methodology to determine the fair value of Treeline’s common stock included estimating the fair value of the enterprise using a market approach, which estimates the fair value of a company by including an estimation of the value of the business based on guideline public companies under a number of different scenarios. The Guide identifies various available methods for allocating enterprise value across classes and series of capital stock to determine the estimated fair value of common stock at each valuation date.

In accordance with the Guide, Treeline considered the following methods:
•
Option Pricing Method (OPM). Under the OPM, shares are valued by creating a series of call options with exercise prices based on the liquidation preferences and conversion terms of each equity class. The estimated fair values of the convertible preferred stock and common stock are inferred by analyzing these options. This method is appropriate to use when the range of possible future outcomes is so difficult to predict that estimates would be highly speculative, and dissolution or liquidation is not imminent.

•
Probability-Weighted Expected Return Method (PWERM). The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible outcomes available to Treeline, as well as the economic and control rights of each share class.

•
Hybrid Method. The Hybrid Method is a hybrid between PWERM and OPM, where the equity value is estimated based on probability-weighted value across multiple scenarios where the OPM is used to estimate the allocation of value within one or more of those scenarios.

Based on Treeline’s early stage as a company, the difficulty in predicting the range of specific outcomes (and their likelihood), and other relevant factors, Treeline determined the OPM scenario was most appropriate for valuations through September 2024. Given Treeline’s subsequent financing transactions, including the issuance of Series A-1 in October 2024 and Series A-2 in 2025, and its early discussions on a public liquidity event, Treeline utilized a Hybrid Method approach to value its equity on October 2, 2024 and August 21, 2025.
Treeline’s board of directors considered various objective and subjective factors to determine the fair value of Treeline’s common stock as of each grant date, including:
•
the prices at which Treeline sold shares of convertible preferred stock and the superior rights and preferences of the convertible preferred stock relative to Treeline’s common stock at the time of each grant;

•	the progress of Treeline’s research and development programs;
•	Treeline’s stage of development and business strategy;
•	external market conditions affecting the biotechnology industry and trends within the biotechnology industry;
•	Treeline’s financial position, including cash on hand, and its historical and forecasted performance and operating results;
•	the lack of an active public market for Treeline’s common stock and its convertible preferred stock;
•	the likelihood of achieving a liquidity event, such as an initial public offering, or sale of the company in light of prevailing market conditions; and
•	the analysis of initial public offerings and the market performance of similar companies in the biotechnology and biopharmaceutical industries.
The assumptions underlying these valuations were complex and subjective and represented management’s best estimates, which involved inherent uncertainties and the application of management’s judgment. As a result, if Treeline had used significantly different assumptions or estimates, the fair value of its common stock and its stock-based compensation expense could be materially different.
Following the consummation of the Merger and listing of Treeline’s common stock on Nasdaq, the fair value of Treeline’s common stock will be determined based on the quoted market price.

The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 1, 2024 through the date of this proxy statement/prospectus, as well as the associated per share exercise price and the estimated fair value per share of Treeline’s common stock as of the grant date:

Grant Date	Type of Award	Number of Awards Grants	Exercise Price Per Share of Common Stock	Estimated Fair Value Per Share of Common Stock
October 2, 2024	Option	5,214,182	$2.25	$2.25
August 21, 2025	Option	5,868,250	$2.56	$2.56

Quantitative and Qualitative Disclosures about Market Risk
Treeline is a smaller reporting company as defined by Item 10 of Regulation S-K and is not required to provide the information otherwise required under this item.
Smaller Reporting Company Status
Treeline is a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended. Following closing of the Merger, it may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the market value of the shares of common stock of the combined company held by non-affiliates is less than $250.0 million measured on the last business day of its second fiscal quarter, or its annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of its shares of common stock held by non-affiliates is less than $700.0 million measured on the last business day of its second fiscal quarter.

BOARD OF DIRECTORS AND MANAGEMENT FOLLOWING THE MERGER
Executive Officers and Directors
Upon the completion of the Merger, the business and affairs of the combined company will be managed under the direction of the combined company’s board of directors.
The following table sets forth, as of June 1, 2026, the names, ages, and positions of each of the individuals who are expected to serve as executive officers and directors of the combined company following the completion of the Merger:

Name	Age	Position
Executive Officers:
Joshua Bilenker, M.D.	54	Chief Executive Officer, President and Director
Jeffrey Engelman, M.D., Ph.D.	55	Chief Scientific Officer and Director
Spencer Smith	43	Chief Financial Officer

Non-Employee Directors:
Kristina Burow	52	Director
David Bonita, M.D.	50	Director
David Schenkein, M.D., Ph.D.	69	Director
Steven Elms	62	Director
Aftab Kherani, M.D.	52	Director
Avi Naider	54	Director
Ali Satvat	48	Director
Susan Desmond-Hellmann, M.D., M.P.H.	68	Director
		Director
		Director

Executive Officers
Joshua Bilenker, M.D. is Treeline’s Co-Founder and has served as the Chief Executive Officer, President, and a member of the board of directors of Treeline since April 2021. Previously, he was chief executive officer of Loxo Oncology, Inc., or Loxo Oncology, a cancer-focused biotechnology company, from July 2013 through its acquisition by Eli Lilly and Company in 2019, after which he continued leading Loxo Oncology at Lilly until January 2021. Dr. Bilenker co-founded and was the chief executive officer of Loxo Oncology from 2013 to 2019. From 2006 to 2013, Dr. Bilenker worked as a life sciences venture capital investor at Aisling Capital LLC. From 2004 to 2006, he served as a medical officer at the U.S. Food and Drug Administration in the Office of Oncology. Dr. Bilenker trained at the University of Pennsylvania in internal medicine and medical oncology, earning board certification in these specialties. He received his M.D. from The Johns Hopkins University School of Medicine and his A.B. degree in English from Princeton University.
Jeffrey Engelman, M.D., Ph.D. is Treeline’s Co-Founder and has served as the Chief Scientific Officer and as a member of the board of directors of Treeline since April 2021. Prior to Treeline, Dr. Engelman served as Global Head of Oncology at the Novartis Institutes for BioMedical Research (a research arm of Novartis AG) from June 2016 to April 2021. Earlier in his career, he held positions of increasing responsibility at Massachusetts General Hospital, including Director of Thoracic Oncology and Director of Molecular Therapeutics, from 2007 to 2016. Dr. Engelman received a B.S. in Chemistry from Northwestern University and an M.D. and a Ph.D. in Molecular Pharmacology from Albert Einstein College of Medicine. We believe Dr. Engelman is qualified to serve on the combined company’s board of directors due to his expertise in oncology drug discovery and development and his experience leading global research organizations.
Spencer Smith has served as Treeline’s Chief Financial Officer since January 2025 and previously served as Senior Vice President of Corporate Development from April 2021 to January 2025. Prior to joining Treeline, Mr. Smith served as the Senior Vice President and Chief Financial Officer of Sentio Investments, LLC, a healthcare real estate investment firm, from November 2013 to January 2017 and January 2017 to March 2021, respectively. Earlier in his career, Mr. Smith worked as an Analyst and Associate at Aisling Capital, a venture capital firm focused on investing in biotechnology companies, from May 2006 to November 2013. Mr. Smith also worked as a Business Analyst at McKinsey & Company, a global management and strategy consulting firm. Mr. Smith earned a B.A. in Economics from Princeton University and an M.B.A. from The Wharton School of the University of Pennsylvania.
Non-Employee Directors
Kristina Burow has served as a member of the Treeline Board since April 2021. Ms. Burow is a Managing Director of ARCH Venture Partners and has played a central role in shaping the firm’s life sciences strategy since joining in 2002. She is a co-founder and director of Neumora Therapeutics, Inc. since 2020 and currently serves on the board of Scholar Rock Holding Corporation and several other private companies. Ms. Burow served on the boards of Unity Biotechnology, Inc. from July 2013 to March 2022, Beam Therapeutics from June 2017 to June 2024, Gossamer Bio, Inc. from January 2018 to August 2023 and Metsera, Inc. (acquired by Pfizer Inc.) from July 2023 to November 2025. Ms. Burow previously was a co-founder and director of Receptos, Inc. (acquired by Celgene Corporation) from 2010 to September 2015. Prior to ARCH Venture Partners, Ms. Burow was an associate with the Novartis BioVenture Fund (an affiliate of Novartis AG). Ms. Burow holds a B.S. in Chemistry from the University of California, Berkeley, an M.A. in Chemistry from Columbia University, and an M.B.A. from the University of Chicago Booth School of Business. We believe Ms. Burow is qualified to serve on the combined company’s board of directors due to her venture capital experience in life sciences, her expertise in co-founding successful biotechnology companies, and her extensive board governance experience.
David Bonita, M.D. has served as a member of the Treeline Board since April 2021. Dr. Bonita is a member of OrbiMed Advisors LLC, a leading healthcare-dedicated investment firm. He currently serves on the boards of Acutus Medical, Inc., ImageneBio, Inc. and Prelude Therapeutics, Inc., as well as several other private companies. Dr. Bonita also previously served on the boards of IMARA Inc. from March 2019 to February 2023, Tricida, Inc. from January 2014 to January 2023 and Repare Therapeutics Inc. from September 2019 to February 2026. Prior to OrbiMed, Dr. Bonita worked in healthcare investment banking at Morgan Stanley and UBS Group AG. He received his B.A. in Biology from Harvard University and his joint M.D. and M.B.A. from Columbia University. We believe Dr. Bonita is qualified to serve on the combined company’s board of directors based on his extensive experience evaluating and investing in healthcare companies and his service on multiple public and private boards.
David Schenkein, M.D., Ph.D. has served as a member of the Treeline Board since April 2021. Dr. Schenkein is a General Partner and Co-lead of the Life Sciences team at GV (formerly Google Ventures). Prior to joining GV in 2019, he served as Chief Executive Officer of Agios Pharmaceuticals, Inc. for ten years. He previously held senior clinical leadership roles at Genentech, Inc. (a member of the Roche Group) and Millennium Pharmaceuticals, Inc. (now a wholly owned subsidiary of Takeda Pharmaceutical Company Limited). Dr. Schenkein currently serves on the boards of Prime Medicine, Inc., Denali Therapeutics Inc., and Regeneron Pharmaceuticals, Inc., and has served as Adjunct Clinical Professor at Tufts Medical Center since 2009. Dr. Schenkein earned his M.D. at the State University of New York Upstate Medical University and completed his training at Tufts University School of Medicine. We believe Dr. Schenkein is qualified to serve on the combined company’s board of directors due to his experience leading a publicly traded oncology-focused company, his clinical expertise in hematology and oncology, and his venture investing experience in life sciences.
Steven Elms has served as a member of the Treeline Board since April 2021. Mr. Elms currently serves as Managing Partner at Aisling Capital, where he has been working since 2000. Prior to joining Aisling, Mr. Elms was a Principal in the Life Sciences Investment Banking Group of Chase H&Q (formerly Hambrecht & Quist). Mr. Elms currently serves as Chairman of the board of ADMA Biologics, Inc. and is on the boards of Marker Therapeutics, Inc. and Elevation Oncology, Inc., and several private companies. Mr. Elms previously served on the boards of Elevation Oncology, Inc. from July 2019 to July 2025 and Zosano Pharma Corporation from May 2018 to May 2022. He also serves on the INVO Board at Northwestern University. Mr. Elms received his B.S. in Human Biology from Stanford University and his M.B.A. from the Kellogg School of Management at Northwestern University. We believe Mr. Elms is qualified to serve on the combined company’s board of directors due to his decades of healthcare-focused investment experience and his breadth of board governance experience.
Aftab Kherani, M.D. has served as a member of the Treeline Board since April 2021. Dr. Kherani is a Managing Partner at Ajax Health, where he has worked since 2020. He previously was a Partner at Aisling Capital. Prior to joining Aisling Capital, he served as an Engagement Manager at McKinsey & Company in the Pharmaceutical, Medical Product, and Private Equity practices. Dr. Kherani currently serves on the boards of several private companies. Earlier in his career, Dr. Kherani completed his residency in general surgery and served as Chief

Resident at Duke University Medical Center, and completed a post-doctoral research fellowship at Columbia University. Dr. Kherani received a B.S. in Biology, a B.A. in Economics from Duke University, and his M.D. from Duke University School of Medicine. We believe Dr. Kherani is qualified to serve on the combined company’s board of directors due to his medical training and broad healthcare investing and governance experience.
Avi Naider has served as a member of the Treeline Board since April 2021. Mr. Naider is President of AI Life Sciences, a life sciences and medical technology investment group affiliated with Access Industries. Mr. Naider served on the board of Loxo Oncology from its founding until its acquisition by Eli Lilly and Company in 2019. He currently serves on the boards of several private companies and has operational and entrepreneurial experience in several industries, including financial software, real estate development and medical products and services. Mr. Naider started his career at the Boston Consulting Group. He earned his B.A. from Princeton University’s Woodrow Wilson School of Public and International Affairs. We believe Mr. Naider is qualified to serve on the combined company’s board of directors due to his life sciences investment expertise and his broad governance experience.
Ali Satvat has served as a member of the Treeline Board since 2022. Mr. Satvat currently co-leads the Health Care industry team at KKR & Co. Inc. and serves as Global Head of KKR’s Health Care Strategic Growth platform, where he has been working since 2012. Prior to joining KKR, Mr. Satvat was a Principal at Apax Partners and previously held positions with Johnson & Johnson Development Corporation, Audax Group, and The Blackstone Group. Mr. Satvat currently serves on the boards of BridgeBio Pharma, Inc., Coherus Oncology, Inc., PRA Health Sciences, Inc., and several private companies. Mr. Satvat previously served on the boards of Impel Pharmaceuticals, Inc. from December 2018 to April 2024 and Eidos Therapeutics, Inc. (acquired by BridgeBio Pharma, Inc.) from June 2018 to January 2021. Mr. Satvat holds an A.B. in History and Science from Harvard College and an M.B.A. in Health Care Management and Entrepreneurial Management from The Wharton School of the University of Pennsylvania. We believe Mr. Satvat is qualified to serve on the combined company’s board of directors due to his extensive healthcare private equity experience and his broad governance experience across numerous public and private healthcare companies.
Susan Desmond-Hellmann, M.D., M.P.H. has served as a member of the Treeline Board since May 2026. She currently serves as a Senior Advisor at Lazard, Inc. and a Senior Advisor at GV (formerly Google Ventures). Dr. Desmond-Hellmann previously served as Chief Executive Officer of the Bill & Melinda Gates Foundation from 2014 to 2020. Earlier in her career, Dr. Desmond-Hellmann served as the Chancellor of the University of California, San Francisco, and spent fourteen years at Genentech, Inc., serving multiple roles including President of Product Development. Dr. Desmond-Hellmann currently serves on the board of Pfizer, Inc. Dr. Desmond-Hellmann holds a B.S. in Pre-Medical Studies from the University of Nevada, Reno, an M.D. from the University of Nevada, Reno, and an M.P.H. from the University of California, Berkeley. We believe Dr. Desmond-Hellmann is qualified to serve on the combined company’s board of directors due to her extensive experience in the medical industry and her experience in oncological research.
Election of Officers
Each executive officer of the combined company will serve at the discretion of the board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal.
Board of Directors
Standard BioTools’ board of directors currently consists of seven members divided into three staggered classes, with one class to be elected at each annual meeting to serve for a three-year term. The staggered structure of the board of directors will remain in place for the combined company following the completion of the Merger.
It is anticipated that these directors will be appointed to the three staggered director classes of the combined company’s board of directors as follows:
•	Class I directors (term ending 2027):
•	Class II directors (term ending 2028):
•	Class III directors (term ending 2029):
There are no family relationships among any of the combined company’s proposed directors and executive officers.

Pursuant to the Merger Agreement, each of Standard BioTools’ directors (other than     and     and officers shall resign immediately prior to the Effective Time. Following the completion of the Merger, the combined company’s board of directors will consist of twelve directors, with ten designated by Treeline and two designated by Standard BioTools. Treeline expects that all of its current directors will continue to serve as directors on the combined company’s board of directors following the Merger.
Director Independence
Nasdaq Rule 5605 requires a majority of a listed company’s board of directors to be comprised of independent directors. In addition, Nasdaq requires that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of the company, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.
Each individual expected to serve on the combined company’s board of directors upon the completion of the Merger, other than Drs. Bilenker and Engelman, will qualify as an independent director under the Nasdaq listing standards.
Board Leadership Structure
Treeline expects that the combined company’s board of directors will maintain the flexibility to determine whether the roles of Chair of the combined company’s board of directors and Chief Executive Officer should be combined or separated, based on what it believes is in the best interests of the combined company at a given point in time. Treeline believes that this flexibility is in the best interest of the combined company and that a one-size-fits-all approach to corporate governance, with a mandated independent Chair, would not result in better governance or oversight.
At this time, Treeline believes that Dr. Bilenker, Treeline’s current Chief Executive Officer and President and the expected Chief Executive Officer and President of the combined company, is best situated to serve as Chair of the combined company’s board of directors. Dr. Bilenker is highly knowledgeable and has longstanding experience with respect to Treeline’s business, operations and industry and is expected to have an ongoing executive responsibility for the combined company. Dr. Bilenker is well positioned to identify strategic priorities and lead the combined company’s consideration and analysis of such priorities. In addition, Dr. Bilenker offers a robust understanding of risks facing Treeline and risks that the combined company will face. In Treeline’s view, this enables the combined company’s board of directors to better understand the combined company and work with management to enhance stockholder value. In addition, Treeline believes that this structure will enable the combined company to better fulfill its risk oversight responsibilities and enhance the ability of the Chief Executive Officer to effectively communicate the combined company’s board of directors’ view to management.
Treeline expects that       will be appointed as the lead independent director of the combined company to help reinforce the independence of the combined company’s board of directors as a whole. The position of lead independent director is expected to be structured to serve as an effective balance to a combined Chief Executive Officer/Chair of the combined company’s board of directors: the lead independent director will be empowered to, among other duties and responsibilities, preside over board meetings in the absence of the Chair, act as liaison between the Chair and the independent directors, preside over meetings of the independent directors, and consult with the Chair in planning and setting schedules and agendas for board meetings to be held during the year. As a result, Treeline believes that the lead independent director will help ensure the effective independent functioning of the combined company’s board of directors in its oversight responsibilities. In addition, Treeline believes that the lead independent director will be better positioned to build a consensus among directors and to serve as a conduit between the other independent directors and the Chair of the combined company’s board of directors, for example, by facilitating the inclusion on meeting agendas of matters of concern to the independent directors. In light of Dr. Bilenker’s extensive history with and knowledge of Treeline, and because the combined company’s board of directors’ lead independent director will be empowered to play a significant role in the combined company’s board of directors’ leadership and in reinforcing the independence of the combined company’s board of directors, Treeline believes that it will be advantageous for the combined company to combine the positions of Chief Executive Officer and Chair of the combined company’s board of directors.
Role of the Board in Risk Oversight
The audit committee of the combined company’s board of directors is expected to be primarily responsible for overseeing the risk management processes on behalf of its board of directors. Treeline expects that the audit committee of the combined company’s board of directors will receive reports from management periodically regarding the assessment of risks of the combined company. In addition, the audit committee will be expected to report regularly to the combined company’s board of directors, which will also consider its risk profile. The audit committee and the combined company’s board of directors will focus on the most significant risks the combined company faces and its general risk management strategies. While the combined company’s board of directors will oversee the combined company’s risk management, management will be responsible for day-to-day risk management processes. The combined company’s board of directors will expect management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the audit committee and the combined company’s board of directors. Treeline believes this division of responsibilities will be the most effective approach for addressing the risks the combined company faces and that the combined company’s board of directors’ leadership structure, which also emphasizes the independence of the combined company’s board of directors in its oversight of its business and affairs, supports this approach.
Committees of the Board of Directors
Standard BioTools’ board of directors currently has the following standing committees: audit committee, compensation (human capital) committee, and nominating and corporate governance committee. Following the completion of the Merger, the combined company will continue to have the following standing committees: audit committee, compensation committee, and nominating and corporate governance committee.
Audit Committee
Following the completion of the Merger, the members of the combined company’s audit committee are expected to be   ,     and    .     is expected to serve as the chair of the combined company’s audit committee. All members of the audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and     will qualify as an “audit committee financial expert” as defined under the applicable rules of the SEC and have the requisite financial sophistication as defined under the applicable rules and regulations of Nasdaq. Under the rules of the SEC, members of the audit committee must also meet heightened independence standards. Each proposed member of the audit committee will be independent under the applicable rules of the SEC and Nasdaq. The audit committee will operate under a written charter that will satisfy the applicable standards of the SEC and Nasdaq.
Standard BioTools’ audit committee’s responsibilities include, among other things:
•	overseeing the work of Standard BioTools’ independent registered public accounting firm;
•	approving the hiring, discharge, and compensation of Standard BioTools’ independent registered public accounting firm;
•	approving engagements of Standard BioTools’ independent registered public accounting firm to render any audit or permissible non-audit services;
•	evaluating the qualifications, independence, and performance of Standard BioTools’ independent registered public accounting firm;
•
discussing and, as appropriate, reviewing with management and Standard BioTools’ independent registered public accounting firm its annual and quarterly financial statements and its major critical accounting policies and practices;

•	reviewing management’s assessment of Standard BioTools’ internal controls; and
•	reviewing the adequacy and effectiveness of Standard BioTools’ internal control policies and procedures.

The audit committee of the combined company is generally expected to retain these duties and responsibilities following the completion of the Merger.
Compensation Committee
Following the completion of the Merger, the members of the combined company’s compensation committee are expected to be   ,     and    .    is expected to serve as the chair of the combined company’s compensation committee. Each proposed member of the combined company’s compensation committee will be independent under the listing standards of Nasdaq, a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. The composition of the compensation committee will comply with the applicable requirements of the rules and regulations of Nasdaq and the SEC.
Standard BioTools’ compensation (human capital) committee’s responsibilities include, among other things:
•	reviewing and approving, or making recommendations to Standard BioTools’ board of directors to approve, the compensation and benefits of its CEO and other executive officers;
•	reviewing and approving, or making recommendations to its board of directors to approve, its corporate goals and objectives relevant to the compensation of Standard BioTools’ CEO;
•	providing oversight of Standard BioTools’ overall compensation plans and benefits program; and
•	administering Standard BioTools’ equity incentive plans.
The compensation committee of the combined company is expected to retain these duties and responsibilities following completion of the Merger.
Nominating and Corporate Governance Committee
Following the completion of the Merger, the members of the combined company’s nominating and corporate governance committee are expected to be   ,    and    .     is expected to serve as the chair of the combined company’s nominating and corporate governance committee. The composition of the nominating and corporate governance committee will meet the requirements for independence under, and the functioning of such nominating and corporate governance committee will comply with, any applicable requirements of the rules and regulations of Nasdaq and the SEC.
Standard BioTools’ nominating and corporate governance committee’s responsibilities include, among other things:
•	evaluating and making recommendations regarding the composition, organization, and governance of Standard BioTools’ board of directors and its committees;
•	evaluating the performance of members of Standard BioTools’ board of directors and making recommendations regarding committee and Chair assignments;
•	recommending desired qualifications for Standard BioTools’ board membership and conducting searches for potential members of the board;
•	reviewing and recommending Standard BioTools’ board compensation programs for outside directors;
•	reviewing and making recommendations concerning management succession planning; and
•	developing and making recommendations with regard to Standard BioTools’ corporate governance guidelines.
The nominating and corporate governance committee of the combined company is generally expected to retain these duties and responsibilities following the completion of the Merger.
Compensation Committee Interlocks and Insider Participation
Following the completion of the Merger, each member of the combined company’s compensation committee will be a “non-employee” director within the meaning of Rule 16b-3 promulgated under the Exchange Act and independent within the meaning of the independent director guidelines of Nasdaq. None of the combined company’s proposed executive officers currently serves, or in the past year has served, as a member of the compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the board of directors) of any entity that has one or more of its executive officers who is proposed to serve on the combined company’s board of directors or compensation committee following the completion of the Merger.
Code of Business Conduct and Ethics
The combined company will maintain a code of business conduct and ethics that applies to all directors, officers and employees, including the combined company’s principal executive officer, principal financial officer, principal accounting officer or controller, or person performing similar functions. A copy of the code will be available on the Corporate Governance section of the combined company’s website,      , upon the completion of the Merger.
Non-Employee Director Compensation
Standard BioTools and Treeline expect to terminate Standard BioTools’ non-employee director compensation policy immediately prior to the closing of the Merger. The combined company’s board of directors expects to adopt a new non-employee director compensation policy to be effective following the closing.

EXECUTIVE COMPENSATION OF TREELINE
Treeline’s named executive officers, who are its principal executive officer and the two most highly compensated executive officers (other than its principal executive officer) serving as executive officers as of December 31, 2025, were:
•	Joshua Bilenker, M.D., Chief Executive Officer and President;
•	Jeffrey Engelman, M.D., Ph.D., Chief Scientific Officer; and
•	Spencer Smith, Chief Financial Officer.
Summary Compensation Table
The following table presents summary information regarding the total compensation for services rendered in all capacities that was awarded to and earned by Treeline’s named executive officers during the years ended December 31, 2025 and December 31, 2024.

Name and Principal Position	Year	Salary ($)	Option Award ($)(1)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation	Total ($)
Joshua Bilenker, M.D. Chief Executive Officer and President	2025	541,203	735,800	357,194(2)	52,255(3)	1,686,452
	2024	533,205	—	361,513(4)	49,360(3)	944,078
Jeffrey Engelman, M.D., Ph.D. Chief Scientific Officer	2025	541,203	735,800	297,662(2)	—	1,574,665
	2024	533,205	—	551,261(5)	—	1,084,466
Spencer Smith Chief Financial Officer	2025	425,000	441,480	187,000(2)	—	1,053,480
	2024	373,427	—	126,592(4)	—	500,019

(1)
Treeline’s named executive officers did not receive stock option grants in 2024. The amounts reported in the Option Awards column represent the aggregate grant date fair value of stock options granted under Treeline’s 2021 Equity Incentive Plan (the “2021 Plan”) to Treeline’s named executive officers during the year ended December 31, 2025 computed in accordance with FASB ASC Topic 718. The assumptions used in calculating the grant date fair value of the stock options reported in the Option Awards column are set forth in Note 10 to Treeline’s audited financial statements included elsewhere in this proxy statement/prospectus. Note that the amounts reported in this column reflect the aggregate accounting cost for these stock options, and do not necessarily correspond to the actual economic value that may be received by the named executive officers from the stock options.

(2)	Represents the bonus paid to the named executive officers in cash in 2026 for 2025 performance pursuant to Treeline’s annual incentive program.
(3)	Represents the costs related to housing expenses for Dr. Bilenker in 2025 and 2024 for use of a corporate apartment made available to him while traveling to our headquarters for business purposes.
(4)	Represents the bonus paid to the named executive officer in cash in 2025 for 2024 performance pursuant to Treeline’s annual incentive program.
(5)
Represents the aggregate of (i) an annual bonus of $301,261 paid to Dr. Engelman in cash in 2025 for 2024 performance pursuant to Treeline’s annual incentive program and (ii) a retention bonus of $250,000 paid in cash in 2025 to Dr. Engelman pursuant to Dr. Engelman’s offer letter that was subject to continued employment with Treeline through December 31, 2024.

Narrative to the Summary Compensation Table
Annual Base Salary
The base salary of Treeline’s named executive officers is generally determined and approved by the Treeline Board in connection with the commencement of employment of the named executive officer and may be adjusted from time to time thereafter as the Treeline Board determines appropriate. The base salaries for our named executive officers for fiscal years 2025 and 2024 are included in the Summary Compensation Table above.
Annual Incentive Bonus
In addition to base salaries, each of Treeline’s named executive officers is eligible to earn annual cash bonuses, which are designed to provide appropriate incentives to Treeline’s named executive officers to achieve defined annual corporate goals and to reward Treeline’s named executive officers for individual achievements towards these goals. The annual bonus awarded to each named executive officer may be based in part on the extent to which Treeline achieves corporate goals. At the end of the year, the Treeline Board reviews Treeline’s performance against each corporate goal and considers the extent to which Treeline achieved each of its corporate goals. The Treeline Board also generally considers each named executive officer’s individual contributions toward reaching these goals. The bonus amounts vary from year to year based on corporate performance.
For 2024, each of Dr. Bilenker, Dr. Engelman, and Mr. Smith was eligible for a target bonus equal to 60%, 50%, and 30% of their base salary, respectively. Based on the achievement of corporate and individual performance objectives, the Treeline Board approved 2024 annual bonuses with a bonus multiplier of 1.13x the bonus target, which were paid in 2025 and are included in the Summary Compensation Table above.
For 2025, each of Dr. Bilenker, Dr. Engelman, and Mr. Smith was eligible for a target bonus equal to 60%, 50%, and 40% of their base salary, respectively. Based on the achievement of corporate and individual performance objectives, the Treeline Board approved 2025 annual bonuses with a bonus multiplier of 1.1x the bonus target, which were paid in 2026 and are included in the Summary Compensation Table above.
Retention Bonus
In fiscal 2024, Dr. Engelman was eligible to receive a retention bonus of $250,000, subject to continued employment with Treeline through December 31, 2024 and to be paid in the first payroll period following December 31, 2024, pursuant to Dr. Engelman’s offer letter. The retention bonus was paid in 2025 and is included in the Summary Compensation Table above.
Equity-Based Incentive Awards
Treeline’s equity-based incentive awards are designed to align Treeline’s named executive officers’ interests with those of its stockholders and to retain and incentivize Treeline’s named executive officers over the long term. To date, Treeline has used stock option grants for this purpose because it believes they are an effective means by which to align the long-term interests of its executive officers with those of its stockholders. Each stock option award was granted under the 2021 Plan. There are currently no other types of equity awards outstanding. The terms of the 2021 Plan are described below under the subsection titled “-Treeline 2021 Equity Incentive Plan.”
The Treeline Board or an authorized committee thereof is responsible for approving equity grants. Vesting of equity awards is generally tied to continuous service with Treeline and serves as an additional retention measure.
Employment Arrangements with Treeline’s Named Executive Officers
Each of Treeline’s named executive officers’ employment is “at will” and may be terminated at any time. Each of Treeline’s named executive officers has entered into offer letters with Treeline, which include each officer’s base salary, a discretionary annual incentive bonus opportunity, severance entitlements and standard employee benefit plan participation.
Potential Payments Upon Termination or Change in Control
Regardless of the manner in which a named executive officer’s service terminates, each named executive officer is entitled to receive amounts earned during his term of service, including unpaid salary and unused vacation.
In addition, each of Treeline’s named executive officers’ equity awards is subject to the terms of the 2021 Plan and award agreement thereunder. A description of the termination and change in control provisions in the 2021 Plan and awards granted thereunder is provided in the subsection titled “- Treeline 2021 Equity Incentive Plan” below, and a description of the vesting provisions of each equity award held by Treeline’s named executive officers which is outstanding and unvested as of December 31, 2025 is provided in the Outstanding Equity Awards at Fiscal Year End table below. The Merger will not constitute a change in control under the 2021 Plan.
Following the Merger, Treeline anticipates that the combined company’s board of directors will adopt a Severance and Change in Control Plan (the “Severance Plan”), under which each of Treeline’s named executive officers will become eligible to receive certain benefits.

Outstanding Equity Awards at December 31, 2025
The following table provides information regarding each unexercised Treeline Option granted pursuant to the 2021 Plan held by Treeline’s named executive officers as of December 31, 2025:

			Option Award
Name	Grant Date(1)	Vesting Commencement Date	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price Per Share ($)	Option Expiration Date
Joshua Bilenker, M.D. Chief Executive Officer and President	02/11/2025(2)	02/11/2025	33,333	316,667	2.25	02/10/2035
Jeffrey Engelman, M.D. Ph.D. Chief Scientific Officer	02/11/2025(2)	02/11/2025	83,333	316,667	2.25	02/10/2035
	06/30/2021(4)	04/05/2021	119,158	—	0.90	06/29/2031
Spencer Smith Chief Financial Officer	02/11/2025(2)	02/11/2025	50,000	190,000	2.25	02/10/2035
	01/17/2023(3)	01/17/2023	36,458	13,542	1.70	01/16/2033
	06/30/2021(4)	04/01/2021	2,731	—	0.90	06/29/2031

(1)	All outstanding Treeline Options were granted under the 2021 Plan.
(2)	Vests in equal monthly installments over the four-year period starting on the Vesting Commencement Date, in each case subject to continuous service with Treeline through each such vesting date.
(3)
Vests as to a quarter of the shares on the one-year anniversary of the Vesting Commencement Date, and thereafter vests monthly over three years, in each case subject to continuous service with Treeline through each such vesting date.

(4)	This option award was fully vested as of December 31, 2025.
Other Benefits
Treeline’s named executive officers are eligible to participate in employee benefit plans on the same basis as Treeline’s other employees, including a 401(k) plan and health and welfare plans.
Treeline 2021 Equity Incentive Plan
Treeline maintains the 2021 Plan, which was adopted by the Treeline Board in February 2021, and subsequently amended from time to time and most recently in November 2025. The purpose of the 2021 Plan is to provide incentives to attract, retain and motivate eligible persons whose present and potential contributions are important to the success of Treeline by offering eligible persons an opportunity to participate in Treeline’s future performance through the grant of awards. The material terms of the 2021 Plan are summarized below:
Share Reserve. Subject to adjustment as provided in the 2021 Plan, the total number of shares of Treeline Common Stock reserved and available for grant and issuance under the 2021 Plan is 38,152,270 shares, or the Share Reserve. In the event that shares previously issued under the 2021 Plan are reacquired by Treeline pursuant to a forfeiture provision, right of first refusal, or repurchase, such shares shall be added to the number of shares then available for issuance. Shares withheld in payment of exercise price or withholding obligations shall remain available for issuance. If an outstanding option, restricted stock unit (“RSU”) or stock appreciation rights (“SARs”) expires, is cancelled, forfeited or terminated, the shares allocable to the unexercised or unsettled portion shall remain available for issuance. Cash settlements in respect of an award do not reduce the Share Reserve.
Administration. The 2021 Plan is administered by a committee appointed by the Treeline Board or the Treeline Board (if no committee is appointed) (the “Committee”). Subject to the terms of the 2021 Plan, the Committee has the authority to, among other things, construe and interpret the plan, select the persons to whom awards will be granted, determine the form and terms of awards, prescribe, amend, expand, modify and rescind rules and regulations relating to the 2021 Plan, and make all other determinations necessary or advisable in connection with the administration of the 2021 Plan.
Eligibility. Pursuant to the 2021 Plan, Treeline may grant incentive stock options (“ISOs”) only to employees (including officers and directors who are also employees) of Treeline or of a parent or subsidiary of Treeline. Non-qualified stock options (“NQSOs”) and all other types of awards may be granted to employees, officers, directors and consultants of Treeline or any parent or subsidiary of Treeline, provided such consultants render bona fide services not in connection with the offer and sale of securities in a capital-raising transaction.
Options. The 2021 Plan provides for the grant of both (i) ISOs, which are intended to qualify for tax treatment as set forth under Section 422 of the Code and (ii) NQSOs to purchase shares of Treeline Common Stock, each at a stated exercise price. The exercise price of each stock option shall not be less than the fair market value of Treeline Common Stock on the date of grant unless expressly determined in writing by the Treeline Board; provided that the exercise price of any ISO granted to a ten percent stockholder will not be less than 110% of the fair market value of Treeline Common Stock on the date of grant.
The maximum permitted term of options granted under the 2021 Plan is ten years from the date of grant, except that the maximum permitted term of ISOs granted to a ten percent stockholder is five years from the date of grant. Options may be awarded as immediately exercisable but subject to repurchase or may be exercisable within the times or upon the events determined by the Treeline Board.
Restricted Stock Awards. The 2021 Plan provides for the issuance of restricted stock awards, which are offers by Treeline to sell to an eligible person shares that are subject to certain specified restrictions. Among other terms and conditions, Treeline may retain a right to repurchase unvested restricted stock following the holder’s termination of service. The purchase price and other terms of each restricted stock award are generally determined by the Committee. As of the date hereof, no restricted stock awards are outstanding under the 2021 Plan.
Restricted Stock Units. The 2021 Plan provides for the issuance of RSUs covering a number of shares that may be settled in cash, by issuance of Treeline Common Stock at a date in the future, or by a combination of cash and shares. No RSU will have a term longer than ten years from the date the RSU is granted. The terms, including the number of shares, timing of settlement, consideration to be distributed, and effect of termination, will be generally determined by the Treeline Board and set forth in an award agreement. As of the date hereof, no RSUs have been granted under the 2021 Plan.
Stock Appreciation Rights. The 2021 Plan provides for the issuance of SARs that may be settled in cash or shares (which may consist of restricted stock or RSUs) or a combination thereof, having a value equal to the value determined by multiplying the difference between the fair market value on the date of exercise over the exercise price and the number of shares with respect to which the SAR is being exercised. No SAR will be exercisable after the expiration of ten years from the date the SAR is granted. The exercise price of a SAR may not be less than the fair market value on the date of grant. No SARs have been granted under the 2021 Plan, and no SARs are expected to be granted under the 2021 Plan prior to the closing of the Merger.
Limited Transferability. Except as permitted by the Committee, awards granted under the 2021 Plan, and any interest therein, will not be transferable or assignable by the participant, other than by will or by the laws of descent and distribution, and, with respect to NQSOs for participants in the U.S., by instrument to an inter vivos or testamentary trust or by gift to a “family member” as defined in Rule 701. Awards may not be made subject to execution, attachment or similar process.
Corporate Transaction. In the event of an Acquisition or Other Combination (as defined in the 2021 Plan), outstanding awards under the 2021 Plan shall be subject to the agreement evidencing such transaction, which need not treat all outstanding awards in an identical manner. Such agreement, without the participant’s consent, may provide for one or more of the following with respect to outstanding awards: (a) continuation of such awards if Treeline is the successor entity, (b) assumption of outstanding awards by the successor or acquiring entity, (c) substitution of equivalent awards by the successor or acquiring entity, (d) full or partial exercisability or vesting and accelerated expiration, (e) settlement of the fair market value in cash, cash equivalents or securities of the successor entity followed by cancellation, or (f) termination of any outstanding award not exercised prior to consummation of the transaction.
Adjustments. In the event of a stock dividend, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification or other change in the capital structure of Treeline affecting shares without consideration, then in order to prevent diminution or enlargement of the benefits or potential benefits intended to be made available under the 2021 Plan, (a) the number and class of shares reserved for issuance under the 2021 Plan, (b) the exercise prices of and number and class of shares subject to outstanding options and SARs, and (c) the purchase prices of and/or number and class of shares subject to other outstanding awards will be proportionately adjusted, subject to any required action by the Treeline Board or the stockholders and compliance with applicable securities or other laws.

TREELINE DIRECTOR COMPENSATION
Non-Employee Director Compensation Policy
Historically, Treeline has not paid cash compensation to any of its non-employee directors for service on the Treeline Board. Following the Merger, Treeline anticipates that the combined company’s board of directors will adopt a new non-employee director compensation policy, under which the non-employee members of the board of directors of the combined company will participate.

CERTAIN RELATIONSHIPS AND RELATED PARTY
TRANSACTIONS OF THE COMBINED COMPANY
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, with Standard BioTools’ and Treeline’s directors and executive officers, the following is a description of each transaction involving Standard BioTools since January 1, 2025, each transaction involving Treeline since January 1, 2023 and each currently proposed transaction in which:
•
(i) in respect of Standard BioTools, the amounts involved exceeded or will exceed $120,000 and (ii) in respect of Treeline, the amounts involved exceeded or will exceed the lesser of $120,000 and 1% of the average of Treeline’s total assets at year-end for the last two completed fiscal years, as applicable; and

•
any of Standard BioTools’ or Treeline’s directors, executive officers or holders of more than 5% of Standard BioTools’ or Treeline’s capital stock, or an affiliate or immediate family member of the foregoing persons, had or will have a direct or indirect material interest.

Standard BioTools’ Transactions
On December 9, 2025, Standard BioTools invested $5.0 million in unsecured convertible loan notes issued by a privately-held life sciences company. The notes bear interest at 8% per annum, mature in December 2027, and are subordinated to the issuer’s senior indebtedness. The notes automatically convert into equity upon a qualified financing of at least $20 million or an initial public offering with gross proceeds of at least $100 million, in each case at a 20% discount to the applicable offering price. At maturity, any outstanding principal and accrued interest automatically convert into preferred shares at a conversion price based on a valuation cap of eight times the issuer’s trailing 12-month revenue. Standard BioTools invested in the notes alongside a fund associated with Mr. Casdin, a member of the Standard BioTools Board.
Policy Concerning Audit Committee Approval of Related Person Transactions
The Standard BioTools Board and audit committee have adopted a formal written policy that Standard BioTools’ executive officers, directors, holders of more than 5% of any class of Standard BioTools’ voting securities, and any member of the immediate family of any of the foregoing persons are not permitted to enter into any transaction with Standard BioTools for which disclosure would be required under Item 404 of Regulation S-K, referred to as a related person transaction, without the review and approval or ratification of Standard BioTools’ audit committee, or other independent members of the Standard BioTools Board if it is inappropriate for Standard BioTools’ audit committee to review such transaction due to a conflict of interest. Any related person transaction must be presented to the audit committee for review, consideration, and approval or ratification. In approving or rejecting any such related person transaction, the audit committee is to consider the relevant facts and circumstances available and deemed relevant to the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.
Treeline Related Party Transactions
Agreements Related to the Merger
Lock-Up Agreements
Concurrently with the execution of the Merger Agreement, certain officers, directors and stockholders of Treeline holding approximately 70.41% of the outstanding shares of Treeline Capital Stock as of June 6, 2026 entered into lock-up agreements, pursuant to which, subject to specified exceptions, such persons agreed to certain restrictions on transfers of shares of Standard BioTools common stock beneficially held by such persons or such persons’ family members for the 180-day period following the Effective Time.

Equity Financings
Series A-1 Preferred Stock Financing
In October 2024, Treeline issued and sold an aggregate of 48,985,495 shares of its Series A-1 Preferred Stock at a purchase price of $8.6103 for an aggregate purchase price of approximately $422.0 million to investors that included certain existing 5% holders and their affiliates of Treeline. The participation of such 5% holders in the Series A-1 Financing is summarized below:

NAME OF STOCKHOLDER	SHARES OF SERIES A-1 PREFERRED STOCK	TOTAL PURCHASE PRICE ($)
OrbiMed Private Investments VIII, LP(1)	5,574,718	$47,999,994
Entities Affiliated with ARCH Venture Partners(2)	5,574,717	$47,999,986
Entities Affiliated with GV(3)	5,574,718	$47,999,994
Funds and Accounts Managed by T. Rowe Price Associates, Inc.(4)	6,039,273	$51,999,952
Entities Affiliated with KKR & Co., Inc.(5)	9,291,197	$79,999,994
Entities Affiliated with Access Industries(6)	6,039,277	$51,999,987
Entities Affiliated with Casdin Capital LLC(7)	3,019,638	$25,999,989

(1)
Consists of shares held by an entity affiliated with OrbiMed, which beneficially owns more than 5% of outstanding Treeline Capital Stock. David Bonita, a member of the Treeline Board, is a general partner of OrbiMed.

(2)
Consists of shares held by entities affiliated with ARCH Venture, which beneficially owns more than 5% of outstanding Treeline Capital Stock. Kristina Burow, a member of the Treeline Board, is a managing director at the ARCH Venture entities.

(3)
Consists of shares held by entities affiliated with GV, which beneficially owns more than 5% of outstanding Treeline Capital Stock. David Schenkein, a member of the Treeline Board, is a general partner at GV.

(4)	Consists of shares held by entities affiliated with T. Rowe Price, which beneficially owns more than 5% of outstanding Treeline Capital Stock.
(5)	Consists of shares held by entities affiliated with KKR, which beneficially owns more than 5% of outstanding Treeline Capital Stock. Ali Satvat, a member of the Treeline Board, is a partner at KKR.
(6)
Consists of shares held by an entity affiliated with Access Industries, which beneficially owns more than 5% of outstanding Treeline Capital Stock. Avi Naider, a member of the Treeline Board, is president at AI Life Sciences, an entity affiliated with Access Industries.

(7)	Consists of shares held by entities affiliated with Casdin, which beneficially owns more than 5% of outstanding Treeline Capital Stock.
Series A-2 Preferred Stock and Warrant Financing
On August 21, 2025, Treeline entered into a Series A-2 Preferred Stock and Warrant Purchase Agreement (the “Series A-2 Purchase Agreement”) with the investors listed therein, pursuant to which Treeline agreed to issue and sell shares of its Series A-2 Preferred Stock, together with warrants to purchase additional shares of common stock of Treeline (the “Common Stock Warrants”) (the “Series A-2 Financing”). At the closing of the Series A-2 Financing, Treeline issued and sold an aggregate of 29,731,819 shares of Series A-2 Preferred Stock at a purchase price of $8.6103 per share, together with Common Stock Warrants to purchase up to an aggregate of 5,377,111 shares, for an aggregate purchase price of approximately $256 million. Investors in the Series A-2 Financing included holders of more than 5% of the outstanding shares of Treeline Capital Stock. The participation of 5% holders and director-affiliated entities in the Series A-2 Financing is summarized below:

NAME OF STOCKHOLDER	SHARES OF SERIES A-2 PREFERRED STOCK	TOTAL PURCHASE PRICE ($)
OrbiMed Private Investments VIII, LP(1)	2,903,498	$24,999,989
Entities Affiliated with ARCH Venture Partners(2)	2,903,498	$24,999,989
Entities Affiliated with GV(3)	2,601,534	$22,399,988
Funds and Accounts Managed by T. Rowe Price Associates, Inc.(4)	3,472,584	$29,899,990
Entities Affiliated with KKR & Co., Inc.(5)	1,916,308	$16,499,987
Entities Affiliated with Access Industries(6)	10,568,737	$90,999,996
Entities Affiliated with Ajax Health(7)	1,056,872	$9,099,985
Entities Affiliated with Casdin Capital LLC(8)	464,558	$3,999,984
Aisling Capital V, LP(9)	243,893	$2,099,992

(1)
Consists of shares held by an entity affiliated with OrbiMed, which beneficially owns more than 5% of outstanding Treeline Capital Stock. David Bonita, a member of the Treeline Board, is a general partner of OrbiMed.

(2)
Consists of shares held by entities affiliated with ARCH Venture, which beneficially owns more than 5% of outstanding Treeline Capital Stock. Kristina Burow, a member of the Treeline Board, is a managing director at ARCH Venture.

(3)
Consists of shares held by entities affiliated with GV, which beneficially owns more than 5% of outstanding Treeline Capital Stock. David Schenkein, a member of the Treeline Board, is a general partner at GV.

(4)	Consists of shares held by entities affiliated with T. Rowe Price, which beneficially owns more than 5% of outstanding Treeline Capital Stock.
(5)	Consists of shares held by entities affiliated with KKR, which beneficially owns more than 5% of outstanding Treeline Capital Stock. Ali Satvat, a member of the Treeline Board, is a partner at KKR.
(6)	Consists of shares held by an entity affiliated with AI Treeline, which beneficially owns more than 5% of outstanding Treeline Capital Stock.
(7)
Consists of shares held by entities affiliated with Ajax, which beneficially owns more than 5% of outstanding Treeline Capital Stock. Aftab Kherani, a member of the Treeline Board, is a managing partner at Ajax.

(8)	Consists of shares held by entities affiliated with Casdin, which beneficially owns more than 5% of outstanding Treeline Capital Stock.
(9)	Steven Elms, a member of the Treeline Board, is a managing partner at Aisling Capital V, LP.
Other Transactions
Since October 2022, Jennifer Kherani, the spouse of Aftab Kherani, a member of the Treeline Board, is employed by Treeline in a non-executive officer role as Vice President, Clinical Safety. During fiscal 2023, fiscal 2024 and fiscal 2025, Dr. J. Kherani’s annual base salary was $291,667, $358,750 and $364,131, respectively, in addition to bonus payments for fiscal 2023, fiscal 2024, and fiscal 2025 of $115,500, $121,616, and $120,163, respectively. For each fiscal period, Dr. J. Kherani’s compensation was based on reference to external market practice of similar positions or internal pay equity when compared to the compensation paid to employees in similar positions who were not related to a member of the Treeline Board. Dr. J. Kherani was also eligible for equity awards on the same general terms and conditions as applicable to employees in similar positions who were not related to a member of the Treeline Board.
Investor Agreements
Treeline is party to an investors’ rights agreement, voting agreement and right of first refusal and co-sale agreement containing registration rights, information rights, voting rights and rights of first refusal and co-sale, among other things, with certain of its stockholders, including holders of more than 5% of the outstanding shares of Treeline Capital Stock, and entities with which certain of Treeline’s officers and directors are affiliated. The foregoing agreements will terminate at or prior to the closing of the Merger.
Indemnification Agreements
Treeline’s restated certificate of incorporation contains provisions limiting the liability of directors and officers of Treeline, and Treeline’s bylaws, as amended, provide that Treeline will indemnify each of its directors and executive officers (as defined in Rule 3b-7 promulgated under the Exchange Act) to the fullest extent not prohibited by the DGCL or any other applicable law. Treeline’s restated certificate of incorporation also provides the Treeline Board with discretion to indemnify its directors, officers and agents (and any other persons to which the DGCL permits Treeline to provide indemnification) pursuant to Treeline’s bylaws, as amended, agreements, vote of Treeline’s stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. In addition, Treeline’s bylaws, as amended, provide that Treeline has the power to indemnify its other officers, employees and other agents as set forth in the DGCL or any other applicable law.
Treeline has entered, and the combined company will enter, into separate indemnification agreements with each of its directors and executive officers. Treeline’s indemnification agreements provide, and the combined company’s indemnification agreements will provide, that Treeline, or the combined company, as applicable, will indemnify each of their respective directors and officers against any and all expenses incurred by that director or officer because of his or her status as one of Treeline’s or the combined company’s, as applicable, directors and/or officers or while serving in such capacity, is or was serving or has agreed to serve as a director, officer, employee or agent of another entity, to the fullest extent permitted by the DGCL, Treeline’s or the combined company’s amended and restated certificate of incorporation and amended and restated bylaws. In addition, Treeline’s indemnification agreements provide, and the combined company’s indemnification agreements will provide, that, to the fullest extent permitted by the DGCL, Treeline or the combined company, as applicable, will advance all expenses incurred by their respective directors and officers in connection with a legal proceeding involving his or her status as a director or executive officer or while serving in such capacity, is or was serving or has agreed to serve as a director, officer, employee or agent of another entity. The terms of the combined company’s indemnification agreements are qualified in their entirety by reference to the actual text of the indemnification agreement, a form of which is filed as an exhibit to this proxy statement/prospectus.

Policies and Procedures for Transactions with Related Persons
Following the closing of the Merger, the combined company plans to adopt a new written related-person transactions policy that sets forth its policies and procedures regarding the identification, review, consideration and oversight of “related-person transactions.” For purposes of the combined company’s policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the combined company and any “related person” are participants involving an amount that exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to the combined company as an employee, consultant or director will not be considered related-person transactions under this policy. A related person will be any executive officer, director, nominee to become a director or a holder of more than five percent of the combined company’s common stock, including any of their immediate family members and affiliates, including entities owned or controlled by such persons.

UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL INFORMATION
Defined terms included below shall have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.
On June 6, 2026, Standard BioTools, Merger Sub, and Treeline entered into the Merger Agreement, pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Treeline (the “Merger”), with Treeline surviving the Merger as a wholly owned subsidiary of Standard BioTools. The Merger is expected to close in the second half of 2026 following the effectiveness of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, receipt of approval by the stockholders of Standard BioTools, approval of the listing of the Standard BioTools Common Stock on Nasdaq and the satisfaction of the other customary closing conditions set forth in the Merger Agreement. In connection with the Merger, each holder of Treeline Capital Stock will receive shares of Standard BioTools Common Stock. Standard BioTools following the Merger is referred to herein as the Combined Company.
Prior to the effective time, Standard BioTools will enter into the CVR Agreement with a rights agent pursuant to which Standard BioTools stockholders of record as of a date agreed to by Standard BioTools and Treeline prior to the effective time will receive one CVR for each outstanding share of Standard BioTools Common Stock held by such stockholders on such date. Pursuant to the CVR Agreement, the holder of each CVR will be entitled to receive a payment for each 12-month CVR payment period during the five-year term of the CVR Agreement, consisting of a number of shares of the Combined Company’s common stock (with fractional shares settled in cash) equal to such holder’s pro rata portion of the aggregate net proceeds received by the Combined Company during such 12-month CVR payment period from the following sources, in each case less certain permitted deductions: (i) proceeds from any sale, disposition, or other monetization of Standard BioTools’ mass cytometry and microfluidics businesses; (ii) proceeds from convertible notes or other investments held by Standard BioTools as of the Closing Date; (iii) earnout, milestone, royalty or other similar contingent payments due to Standard BioTools under contracts in effect as of the Closing Date, including payments from Illumina, Inc. pursuant to the Stock Purchase Agreement dated June 22, 2025; and (iv) any surplus in Parent Net Cash delivered at Closing as finally determined under the Merger Agreement. The maximum number of shares of Combined Company common stock which may be issued pursuant to the CVR Agreement is 76,000,000. There can be no assurance that any payments will be made on the CVRs. The CVRs will not have any voting or dividend rights, will not represent any equity or ownership interest in Standard BioTools or its subsidiaries, and interest will not accrue on any amounts payable on the CVRs. Prior to the effective time, Standard BioTools will declare a pre-closing dividend to its common stockholders of record consisting of one CVR for each outstanding share of Standard BioTools Common Stock held by such stockholder as of such date, representing the right to receive contingent share-based settlement upon the occurrence of certain events set forth in the CVR Agreement.
At the Effective Time, upon the terms and subject to the conditions set forth in the Merger Agreement, each share of capital stock of Treeline (including each share of Treeline redeemable convertible preferred stock) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive a number of shares of Standard BioTools Common Stock, rounded down to the nearest whole share, equal to the Exchange Ratio, calculated pursuant to a formula set forth in the Merger Agreement that is based on (i) an equity value for Treeline of $2.5 billion and (ii) an equity value for Standard BioTools equal to $460 million, reduced by the amount by which the Parent Net Cash (as defined in the Merger Agreement) is less than $449 million at the Closing or increased by the amount by which Parent Net Cash is more than $451 million at the Closing. Because Standard BioTools’ final Net Cash, calculated in accordance with the Merger Agreement and generally consisting of Standard BioTools unrestricted cash, cash equivalents and short-term and long-term investments, less Standard BioTools outstanding indebtedness, accrued and unpaid transaction expenses, severance and retention obligations, and certain other agreed liabilities, in each case as of the determination time, will not be determined until the Closing, and because the number of shares of Standard BioTools Common Stock issuable to Treeline stockholders is determined based on, among other things, Standard BioTools final Net Cash, Standard BioTools stockholders cannot be certain of the exact number of shares that will be issued to Treeline stockholders when Standard BioTools stockholders vote on the Proposals at the Special Meeting. Standard BioTools will assume outstanding and unexercised options to purchase shares of Treeline Common Stock, and in connection with the Merger, they will be converted into options to purchase shares of Standard BioTools Common Stock based on the Exchange Ratio. Each Treeline Converting Warrant will be cancelled and converted into the right to receive Standard BioTools Common Stock equal to the net-exercise shares (valued at the Company Value Per Share (as defined in the Merger Agreement)) multiplied by the Exchange Ratio. Each Treeline Warrant that is not a Treeline Converting Warrant will be assumed by Standard

BioTools and converted into a warrant to purchase Standard BioTools Common Stock, with the number of shares multiplied by, and the warrant price divided by, the Exchange Ratio. As of the Effective Time, Standard BioTools stockholders will continue to own and hold their then existing shares of Standard BioTools Common Stock, after giving effect to the proposed Reverse Stock Split at an assumed ratio of    . The Exchange Ratio referenced above is an estimate only and the final Exchange Ratio will be determined pursuant to a formula described in more detail in the section entitled “The Merger Agreement — Exchange Ratio” in this proxy statement/prospectus.
The pro forma Exchange Ratio of 11.6997-to-1 has been calculated assuming Standard BioTools Net Cash at Closing is approximately $450 million. If the final Parent Net Cash determined after Closing is lower than the amount set forth on the Parent Net Cash Schedule (as defined in the Merger Agreement), a modified Exchange Ratio will be calculated and each former holder of Treeline Capital Stock and Treeline Converting Warrants will receive additional shares of Standard BioTools Common Stock equal to the difference. If final Parent Net Cash equals or exceeds the scheduled amount, the surplus will be added to the proceeds distributable to CVR holders. Accordingly, the unaudited pro forma adjustments described herein are sensitive to the final Parent Net Cash determination, and the actual Combined Company share count and per-share amounts could differ materially from the pro forma presentation.
The following unaudited pro forma condensed combined financial information gives effect to (i) the Merger, which is expected to be accounted for as a reverse recapitalization under U.S. GAAP, (ii) the probable wind-down and / or sale of Standard BioTools’ Legacy Business, including the transfer of certain of Standard BioTools operating assets and liabilities to one or more third-parties, and other wind-down activities for Standard BioTools remaining operating assets and liabilities, (iii) the automatic conversion of Treeline redeemable convertible preferred stock, (iv) the Reverse Stock Split, and (v) other Merger related items. For further details related to the accounting for the Merger, please see Note 1 below. All share amounts have been adjusted to reflect the estimated Exchange Ratio described above, unless otherwise stated.
The unaudited pro forma condensed combined balance sheet combines the historical consolidated balance sheets of Treeline and Standard BioTools as of March 31, 2026, and depicts the accounting of the transactions prepared pursuant to Article 11 of Regulation S-X (the pro forma balance sheet transaction accounting adjustments), as if the transactions occurred on March 31, 2026. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2026 and for the year ended December 31, 2025 combine the historical results of Treeline and Standard BioTools for those periods and depict the pro forma statements of operations transaction accounting adjustments assuming that the transactions occurred on January 1, 2025. All transaction accounting adjustments on the pro forma balance sheet and pro forma statements of operations are collectively referred to as the transaction accounting adjustments or pro forma adjustments.
This unaudited pro forma condensed combined financial information and related notes have been derived from and should be read in conjunction with:
•	the historical audited consolidated financial statements of Treeline for the year ended December 31, 2025, and the related notes included elsewhere in this proxy statement/prospectus;
•
the historical audited consolidated financial statements of Standard BioTools for the year ended December 31, 2025, and the related notes incorporated by reference into this proxy statement/prospectus from Standard BioTools Annual Report on Form 10-K for the year ended December 31, 2025;

•
the historical unaudited condensed consolidated financial statements of Treeline as of and for the three months ended March 31, 2026, and the related notes included elsewhere in this proxy statement/prospectus;

•
the historical unaudited condensed consolidated financial statements of Standard BioTools as of and for the three months ended March 31, 2026, and the related notes incorporated by reference into this proxy statement/prospectus from Standard BioTools Quarterly Report on Form 10-Q for the quarter ended March 31, 2026; and

•
the section titled “Treeline Management’s Discussion and Analysis of Financial Condition and Results of Operations” which is included elsewhere in this proxy statement/prospectus, the Management’s Discussion and Analysis of Financial Condition and Results of Operations with respect to Standard BioTools contained in its annual report on Form 10-K for the year ended December 31, 2025 and in its quarterly report on Form 10-Q for the quarter ended March 31, 2026, which are incorporated by reference herein, and other financial information relating to Treeline and Standard BioTools included elsewhere in (or incorporated by reference into) this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information is based on the assumptions and pro forma adjustments that are described in the accompanying notes. The pro forma adjustments are preliminary and subject to further revision as additional information becomes available and additional analyses are performed, including but not limited to finalization of the Exchange Ratio at Closing, finalization of net cash, the ultimate disposition status of the Legacy Business at Closing, additional direct and incremental offering costs, and the Reverse Stock Split. Adjustments have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final accounting, expected to be completed after the Closing of the Merger, may occur and could have a material impact on the accompanying unaudited pro forma condensed combined financial information.
The unaudited pro forma condensed combined financial information does not give effect to the potential impact of current financial conditions, regulatory matters, operating efficiencies or other savings or expenses that may be associated with the integration of the two companies. The unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations in future periods or the result that actually would have been realized had Standard BioTools and Treeline been a combined organization during the specified periods. The actual results reported in periods following the Merger may differ significantly from those reflected in the unaudited pro forma condensed combined financial information presented herein for a number of reasons, including, but not limited to, differences in the assumptions used to prepare this unaudited pro forma condensed combined financial information.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2026
(in thousands, except per share amounts)

	Historical			As Adjusted	Historical
	Standard BioTools, Inc.	Transaction Accounting Adjustments- Legacy Business Disposition and Other Adjustments		Standard BioTools, Inc.	Treeline Biosciences, Inc.	Transaction Accounting Adjustments- Reverse Merger		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$265,772	$25,000	A	$290,772	$32,561	$(9,900)	C	$277,753
						(25,179)	D
						(10,501)	E
Short-term investments	189,404	—		189,404	520,540	—		709,944
Accounts receivable, net	16,637	(16,637)	B	—	—	—		—
Inventory	18,594	(18,594)	B	—	—	—		—
Prepaid expenses and other current assets	6,046	(4,796)	B	1,250	13,411	—		14,661
Contingent consideration receivable	25,000	(25,000)	A	—	—	50,000	F	50,000
Total current assets	521,453	(40,027)		481,426	566,512	4,420		1,052,358
Property and equipment, net	17,103	(17,103)	B	—	10,502	—		10,502
Operating lease right-of-use asset, net	25,545	(5,849)	B	19,696	17,987	—		37,683
Long-term investments	71,357	—		71,357	—	—		71,357
Deferred tax asset, non-current	270	—		270	—	—		270
Restricted cash	—	—		—	1,105	—		1,105
Other non-current assets	3,386	(3,386)	B	—	7,269	(99)	E	7,170
Total assets	$639,114	$(66,365)		$572,749	$603,375	$4,321		$1,180,445

LIABILITIES AND STOCKHOLDERS’ EQUITY
Accounts payable	$8,007	$(8,007)	B	$—	$5,738	$—		$5,738
Accrued liabilities	15,684	(15,684)	B	—	15,581	—		15,581
Operating lease liabilities, current	5,540	(1,169)	B	4,371	3,850	—		8,221
Deferred revenue, current	9,981	(9,981)	B	—	—	—		—
Deferred grant income, current	2,991	(2,991)	B	—	—	—		—
CVR liability, current	—	—		—	—	50,000	F	50,000
Total current liabilities	42,203	(37,832)		4,371	25,169	50,000		79,540
Convertible notes, non-current	299	—		299	—	—		299
Operating lease liabilities, non-current	23,652	(4,990)	B	18,662	15,039	—		33,701
Deferred revenue, non-current	3,013	(3,013)	B	—	—	—		—
Deferred grant income, non-current	3,557	(3,557)	B	—	—	—		—
Deferred tax liability	823	(810)	B	13	—	—		13
Other non-current liabilities	4,444	(4,230)	B	214	—	—		214
Total liabilities	77,991	(54,432)		23,559	40,208	50,000		113,767

See accompanying notes to the unaudited pro forma condensed combined financial statements

	Historical			As Adjusted	Historical
	Standard BioTools, Inc.	Transaction Accounting Adjustments- Legacy Business Disposition and Other Adjustments		Standard BioTools, Inc.	Treeline Biosciences, Inc.	Transaction Accounting Adjustments- Reverse Merger		Pro Forma Combined
Redeemable convertible preferred stock	—	—		—	1,181,061	(1,181,061)	G	—
Common stock	408	—		408	—	1,612	H	2,020
Additional paid-in capital	1,741,172	—		1,741,172	34,370	(24,436)	H	1,751,106
Accumulated other comprehensive loss	(511)	—		(511)	(441)	511	H	(441)
Accumulated deficit	(1,133,479)	(11,933)	B	(1,145,412)	(651,823)	1,111,228	H	(686,007)
Treasury stock at cost	(46,467)	—		(46,467)	—	46,467	H	—
Total stockholders’ equity (deficit)	561,123	(11,933)		549,190	(617,894)	1,135,382		1,066,678
Total liabilities and stockholders’ equity	$639,114	$(66,365)		$572,749	$603,375	$4,321		$1,180,445

See accompanying notes to the unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2025
(in thousands, except share and per share amounts)

	Historical			As Adjusted	Historical
	Standard BioTools, Inc.	Transaction Accounting Adjustments - Legacy Business Disposition and Other Adjustments		Standard BioTools, Inc.	Treeline Biosciences, Inc.	Transaction Accounting Adjustments - Reverse Merger		Pro Forma Combined
Revenue:
Product revenue	$61,659	$(61,659)	I	$—	$—	$—		$—
Services and other revenue	23,672	(23,672)	I	—	—	—		—
Total revenue	85,331	(85,331)		—	—	—		—
Cost of revenue:
Cost of product revenue	29,553	(29,553)	I	—	—	—		—
Cost of services and other revenue	13,235	(13,235)	I	—	—	—		—
Total cost of revenue	42,788	(42,788)		—	—	—		—
Gross profit	42,543	(42,543)		—	—	—		—
Operating expenses:
Research and development	25,987	(25,987)	I	—	160,009	—		160,009
Selling, general and administrative	109,861	(32,249)	I	77,612	23,256	—		100,868
Restructuring and related charges	14,782	—		14,782	—	35,784	J	50,566
Transaction and integration expenses	2,162	—		2,162	—	—		2,162
Total operating expenses	152,792	(58,236)		94,556	183,265	35,784		313,605
Loss from continuing operations	(110,249)	15,693		(94,556)	(183,265)	(35,784)		(313,605)
Interest income	9,179	—		9,179	—	—		9,179
Interest expense	(26)	—		(26)	—	—		(26)
Other income, net	4,394	—		4,394	20,726	—		25,120
Loss from continuing operations before income taxes	(96,702)	15,693		(81,009)	(162,539)	(35,784)		(279,332)
Income tax benefit	37,876	(177)	I	37,699	—	—		37,699
Net (loss) income from continuing operations	$(58,826)	$15,516		$(43,310)	$(162,539)	$(35,784)		$(241,633)
Net loss per share from continuing operations, basic and diluted	$(0.15)				$(7.42)	$(0.02)		$(0.10)
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	381,622,547				21,911,034	1,947,195,882	K	2,350,729,463

See accompanying notes to the unaudited pro forma condensed combined financial statements

UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2026
(in thousands, except share and per share amounts)

	Historical			As Adjusted	Historical
	Standard BioTools, Inc.	Transaction Accounting Adjustments - Legacy Business Disposition and Other Adjustments		Standard BioTools, Inc.	Treeline Biosciences, Inc.	Transaction Accounting Adjustments - Reverse Merger		Pro Forma Combined
Revenue:
Product revenue	$15,454	$(15,454)	I	$—	$—	$—		$—
Services and other revenue	5,692	(5,692)	I	—	—	—		—
Total revenue	21,146	(21,146)		—	—	—		—
Cost of revenue:
Cost of product revenue	7,706	(7,706)	I	—	—	—		—
Cost of services and other revenue	2,132	(2,132)	I	—	—	—		—
Total cost of revenue	9,838	(9,838)		—	—	—		—
Gross profit	11,308	(11,308)		—	—	—		—
Operating expenses:
Research and development	2,117	(2,117)	I	—	49,098	—		49,098
Selling, general and administrative	18,607	(5,493)	I	13,114	6,959	—		20,073
Restructuring and related charges	3,080	—		3,080	—	—		3,080
Total operating expenses	23,804	(7,610)		16,194	56,057	—		72,251
Loss from continuing operations	(12,496)	(3,698)		(16,194)	(56,057)	—		(72,251)
Interest income, net	3,511	—		3,511	—	—		3,511
Other (expense) income, net	(5,630)	—		(5,630)	5,516	—		(114)
Loss from continuing operations before income taxes	(14,615)	(3,698)		(18,313)	(50,541)	—		(68,854)
Income tax expense	(11)	—		(11)	—	—		(11)
Net loss from continuing operations	$(14,626)	$(3,698)		$(18,324)	$(50,541)	$—		$(68,865)
Net loss per share from continuing operations, basic and diluted	$(0.04)				$(1.93)			$(0.03)
Shares used in computing net loss per share attributable to common stockholders, basic and diluted	388,201,770				26,212,247	1,993,217,782	K	2,407,631,800

See accompanying notes to the unaudited pro forma condensed combined financial statements

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
1.	Description of the Merger
On June 6, 2026, Standard BioTools, Merger Sub, and Treeline entered into the Merger Agreement, pursuant to which, Merger Sub will merge with and into Treeline, with Treeline surviving the Merger as a wholly owned subsidiary of Standard BioTools. Subject to the terms and conditions of the Merger Agreement, at the Closing:
(a)
each outstanding share of Treeline Common Stock, including shares of Treeline Common Stock issued in connection with the conversion of Treeline redeemable convertible preferred stock, shall be automatically converted into the right to receive a number of shares of Standard BioTools Common Stock, rounded down to the nearest whole share, equal to the Exchange Ratio;

(b)
each outstanding and unexercised Treeline Option immediately prior to the Closing will be assumed by Standard BioTools and will be converted to an option to purchase shares of Standard BioTools Common Stock, with necessary adjustments to the number of shares and exercise price to reflect the Exchange Ratio; and

(c)
each outstanding and unexercised warrant, each of which are pre-funded, to purchase shares of Treeline Common Stock (“Treeline Warrants”) immediately prior to the Closing will be either (i) if a Treeline Converting Warrant, cancelled and converted into the right to receive Standard BioTools Common Stock equal to the net-exercise shares (valued at the Company Value Per Share (as defined in the Merger Agreement)) multiplied by the Exchange Ratio, or (ii) if not a Treeline Converting Warrant, assumed by Standard BioTools and converted into a warrant to purchase Standard BioTools Common Stock, with the number of shares multiplied by, and the warrant price divided by, the Exchange Ratio.

Immediately following the Merger, Standard BioTools stockholders as of immediately prior to the Merger are expected to own approximately 16% of the outstanding capital stock of the Combined Company on a fully diluted basis, and former Treeline stockholders are expected to own approximately 84% of the outstanding capital stock of the Combined Company on a fully diluted basis. Treeline stockholders are expected to receive approximately 2,006,187,515 shares of Standard BioTools Common Stock in connection with the Merger, based on the number of shares of Treeline Common Stock outstanding immediately prior to the Merger, the number of shares of Treeline Preferred Stock outstanding as of March 31, 2026, which will be converted into shares of Treeline Common Stock on a one-for-one basis immediately prior to the closing of the Merger, and number of Treeline Converting Warrants outstanding as of March 31, 2026, which will be converted into shares of Treeline Common Stock equal to the net-exercise shares multiplied by the Exchange Ratio. These estimates are subject to certain inputs, which includes, but is not limited to, the assumption that Parent Net Cash at the Closing will be approximately $450 million and the proposed Reverse Stock Split at an assumed ratio of     . A $10.0 million increase from the Parent Net Cash target would result in an approximately 47,728,248 decrease in the number of shares of Standard BioTools Common Stock issued to Treeline stockholders, calculated pursuant to the Exchange Ratio. A $10.0 million decrease from the Parent Net Cash target would result in an approximately 49,822,746 increase in the number of shares of Standard BioTools Common Stock issued to Treeline stockholders, calculated pursuant to the Exchange Ratio. Both examples result in less than a 1% change in ownership on a fully diluted basis.
Legacy Business Disposition
As of the filing of the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, one or more definitive asset purchase agreements for the sale of the Legacy Business have not yet been executed. Both parties expect the sale of the Legacy Business to be completed prior to or concurrently with the closing of the Merger, and these pro forma financial statements have been prepared on that basis. Although asset purchase agreements have not yet been executed and wind-down activities have not been completed, all existing business activities of Standard BioTools are expected to be disposed prior to the closing of the Merger. Therefore, the pro forma adjustments give effect to the disposition of the Legacy Business and the related assets and activities, which are considered probable, as if it had occurred. Any proceeds obtained from the sale of the Legacy Business is subject to the CVR. Net proceeds from the sale of the Legacy Business would be fully offset by a CVR liability, which has not been reflected within the pro forma financial statements due to the uncertainty of expected net proceeds.

Contingent Consideration Receivable
On January 30, 2026, Standard BioTools completed the sale of its SomaScan business to Illumina. Pursuant to the sale, Standard BioTools was entitled to contingent earnout payments based on the achievement of specified revenue thresholds. Standard BioTools recognized a $25.0 million contingent consideration receivable in Standard BioTools unaudited condensed consolidated balance sheets as of March 31, 2026 related to the realized earnout payments based on fiscal year 2025 revenues. Standard BioTools received the $25.0 million contingent consideration receivable in May 2026 and therefore a pro forma adjustment is reflected for the payment. In addition, Standard BioTools is eligible to receive additional contingent earnout payments of up to $50.0 million based on the achievement of specified revenue thresholds for SomaScan assay services and related products during the year ended December 31, 2026. The 2026 earnout payments, when received, are subject to the CVR. As of the filing date, management’s fair value estimate of the fiscal year 2026 SomaScan earnout receivable is $50.0 million as the current assessment is that the payments are probable, and accordingly the pro forma financial statements reflect a $50.0 million consideration receivable and a corresponding $50.0 million current CVR liability. This amount is subject to finalization of a fair value analysis and additional facts and circumstances that may change prior to the Merger, and therefore the actual payments may differ than the current estimate.
Contingent Value Rights Agreement
Prior to the effective date, Standard BioTools will enter into the CVR Agreement with a rights agent pursuant to which Standard BioTools stockholders will receive one CVR for each share of Standard BioTools common stock held. Pursuant to the CVR Agreement, the holder of each CVR will be entitled to receive a payment for each 12-month CVR payment period during the five-year term of the CVR Agreement, consisting of a number of shares of the combined company’s common stock (with fractional shares settled in cash) equal to such holder’s pro rata portion of the aggregate net proceeds received by the combined company during such 12-month CVR payment period from the following sources, in each case less certain permitted deductions: (i) proceeds from any sale, disposition, or other monetization of the Legacy Business; (ii) proceeds from convertible notes or other investments held by Standard BioTools as of the Closing Date; (iii) earnout, milestone, royalty or other similar contingent payments due to Standard BioTools under contracts in effect as of the Closing Date, including payments from Illumina, Inc. pursuant to the Stock Purchase Agreement dated June 22, 2025; and (iv) any surplus in Parent Net Cash delivered at Closing as finally determined under the Merger Agreement. The maximum number of shares of common stock of the combined company which may be issued pursuant to the CVR Agreement is 76,000,000.
The CVR is a freestanding financial instrument that meets the definition of a derivative under ASC 815 and does not qualify for any scope exception. The own-equity scope exception is not available because the number of shares deliverable is determined by reference to the net proceeds realized, which derive principally from a right to earnout and similar payments (a financial asset), rather than being fixed by reference to Standard BioTools own equity, so the instrument is not considered indexed to Standard BioTools own stock. Accordingly, the CVR is classified as a derivative liability, measured at fair value at the Effective Time, with subsequent changes in fair value recognized in earnings. The CVRs will not have any voting or dividend rights and will not represent any equity or ownership interest in Standard BioTools.
For pro forma purposes, management’s best estimate of fair value is $50.0 million which is the maximum fiscal year 2026 Illumina earnout. The fair value of the other potential CVR proceeds, including any net proceeds from the sale of the Legacy Business, cannot be reasonably estimated as of the filing date, and no asset or CVR liability has been recorded in respect of those amounts.
SomaLogic Disposition
The unaudited pro forma condensed combined financial statements do not include any adjustments for the disposition of SomaLogic, Inc. by Standard BioTools. On January 30, 2026, Standard BioTools completed the sale of all of the equity interests of the SomaLogic Entities to Illumina pursuant to the Purchase Agreement, dated June 22, 2025, by and between Standard BioTools and Illumina. The SomaLogic Entities comprised Standard BioTools’ SomaScan® Business, including its SomaScan assay platform and related products and services. Standard BioTools determined that the SomaLogic Entities met the held-for-sale criteria under ASC 360, Property, Plant, and Equipment, and the discontinued operations criteria under ASC 205, Presentation of Financial Statements, during the second quarter of 2025. Accordingly, during the year ended December 31, 2025, Standard BioTools presented the SomaLogic Entities as held-for-sale and as discontinued operations for all periods presented. No pro forma adjustments to the statement of operations for the year ended December 31, 2025 or the three months ended March 31, 2026 are necessary, as those periods already reflect the full effect of removing the SomaLogic Entities from the continued operations presentation. Similarly, no pro forma adjustments to the balance sheet as of March 31, 2026 are necessary, as the balance sheet as of such date already gives effect to the disposition of the SomaLogic Entities.
2.	Basis of Presentation
For accounting purposes, Treeline is considered to be the acquiring company and the Merger will be accounted for as a reverse recapitalization of Standard BioTools by Treeline because at the closing of the Merger, after divesting the Legacy Business, Standard BioTools is expected to have nominal operations and its assets are expected to primarily be cash, cash equivalents, and investments. In addition, Treeline stockholders will own a substantial majority of the voting rights of the combined company, Treeline will designate a majority of the initial members of the board of directors of the combined company, and Treeline’s executive management team will become the management team of the combined company. Both parties currently expect the sale of the Legacy Business to be completed prior to or concurrently with the closing of the Merger, and these pro formas have been prepared on that basis. The remaining assets are non-operational in nature and are not significant, including right-of-use assets for leased space that were not used for operations at closing of the Merger and any potential contingent earnout receivables described above.
Under reverse recapitalization accounting, the assets and liabilities of Standard BioTools will be recorded, as of the completion of the Merger, at their fair values which are expected to approximate book values because of the nature of the assets and liabilities. No goodwill or intangible assets are expected to be recognized. The unaudited pro forma condensed combined balance sheet as of March 31, 2026 gives effect to the Merger as if it had occurred on March 31, 2026, and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025 and the three months ended March 31, 2026 give effect to the Merger as if it had occurred on January 1, 2025. The pro forma financial information reflects transaction accounting adjustments that depict the accounting for the Merger. The historical financial statements of Standard BioTools and Treeline have been adjusted in the accompanying pro forma financial information to give effect to pro forma events that are directly related to the Merger and are described in the accompanying notes. The accompanying pro forma financial information also gives effect to the disposition of the Legacy Business which is not directly attributable to the Merger but is deemed relevant to the pro forma financial position and operations of the combined companies.
To the extent there are significant changes to the business following completion of the Merger, the assumptions and estimates set forth in the unaudited pro forma condensed combined financial statements could change significantly. Accordingly, the pro forma adjustments are subject to further adjustments as additional information becomes available and as additional analyses are conducted following the completion of the merger. There can be no assurances that these additional analyses will not result in material changes to the estimates of fair value.
3.	Pro Forma Adjustments
The pro forma adjustments were based on the preliminary information available at the time of the preparation of the unaudited pro forma condensed combined financial information.
3a. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2026
Transaction Accounting Adjustments – Legacy Business Disposition
A – Reflects the collection of the contingent consideration receivable of $25.0 million, which was collected by Standard BioTools in May 2026.
B – Reflects the derecognition of the Legacy Business assets and liabilities, all of which are assumed to be disposed of either via a sale or winddown of the related activities. As any proceeds from a sale are subject to a CVR liability and such proceeds cannot be reasonably estimated as of the filing date, a pro forma adjustment is not reflected for additional cash. The operating lease right-of-use asset and related lease liabilities that survive the transaction do not relate to space used in the Combined Company’s operations. Standard BioTools was unable to exit this lease under its terms and instead subleases the space to a third party. Treeline does not anticipate using the space following the Merger. Management believes the contractual rental terms are materially consistent with current market rental rates and concluded there are no favorable or unfavorable lease terms. Management will revisit this conclusion upon the Closing. The historical carrying value of all remaining working capital assets and liabilities approximate fair value due to their short term nature and includes $1.3 million of prepaid D&O tail insurance.
Transaction Accounting Adjustments – Reverse Merger
C – Reflects the preliminary estimated incremental compensation expense of $9.9 million related to severance and change-in-control payments resulting from pre-existing employment agreements for executives that were agreed upon prior to the Merger. The $9.9 million had not yet been paid or fully accrued for as of March 31, 2026 and, because such costs are expected to be paid prior to the Closing, the $9.9 million is recorded as a decrease to cash and cash equivalents and an increase to accumulated deficit.
D – Reflects the preliminary estimated transaction costs of $25.2 million, not yet reflected in the historical financial statements of Standard BioTools, which are expected to be incurred by Standard BioTools in connection with the Merger, such as advisory, legal, accounting, auditing, and other professional fees. Because these are Standard BioTools' pre-Closing expenses, they are recognized in Standard BioTools' accumulated deficit and, upon elimination of Standard BioTools' historical equity in the reverse recapitalization, are reflected in the additional paid-in capital of the combined company.
E – Reflects the preliminary estimated transaction costs of $10.6 million incurred by Treeline in connection with the Merger, such as advisory, legal, and auditor fees as (i) a decrease in cash of $10.5 million, (ii) the derecognition of deferred offering costs of $0.1 million included in the historical financial statements, and (iii) a reduction to additional paid-in capital of $10.6 million. As the Merger is accounted for as a reverse recapitalization, equivalent to the issuance of equity for the net assets of Standard BioTools, these direct and incremental costs are treated as a reduction of the net proceeds received within additional paid-in capital.
F – Reflects the gross recognition of the fiscal year 2026 SomaScan/Illumina earnout, which represents management’s best estimate of fair value. The adjustment records a $50.0 million current contingent consideration receivable and a corresponding $50.0 million current CVR liability. The $50.0 million represents management’s best estimate of the fair value of the earnout based on the information available as of the filing date. The estimate of the amount expected to be realized and distributable to CVR holders is classified as current consistent with the expected timing of realization. Management measured the earnout at fair value, which is intended to be consistent with the manner in which the corresponding CVR liability is measured since substantially all of the economic benefit of these rights is passed through to CVR holders.
G – Conversion of Treeline’s redeemable convertible preferred stock into common stock of the Combined Company upon completion of the Merger.
H – To record the (i) Exchange Ratio adjustment to Treeline’s common stock outstanding, (ii) issuance of common stock upon conversion of Treeline redeemable convertible preferred shares, (iii) issuance of common stock upon conversion of Treeline Converting Warrants, (iv) elimination of Standard BioTools historical equity carrying value, (v) Standard BioTools transaction costs of $25.2 million and severance costs of $9.9 million, (vi) the increase in compensation expense related accelerated vesting of Standard BioTool options and RSUs of certain executives related to the pre-existing employment agreements discussed in C and for certain employees upon approval from Standard BioTools’ board of directors, and (vii) Treeline transaction costs:

	Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Treasury stock at cost	Total stockholders’ equity (deficit)
(amounts in thousands)	shares	amount
Adjustment to Treeline common stock outstanding in connection with the Exchange Ratio	244,853,914	$245	$(245)	$—	$—	$—	$—
Issuance of common stock upon conversion of Treeline redeemable convertible preferred shares	1,694,528,033	1,695	1,179,366	—	—	—	1,181,061

	Common stock		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Treasury stock at cost	Total stockholders’ equity (deficit)
(amounts in thousands)	shares	amount
Issuance of common stock upon conversion of Treeline Converting Warrants	62,095,143	62	(62)	—	—	—	—
Elimination of Standard BioTools’ historical carrying values	—	(408)	(1,191,982)	511	1,145,412	46,467	—
Standard BioTools’ transaction costs and severance expenses	—	—	(25,179)	—	(9,900)	—	(35,079)
Standard BioTools’ accelerated vesting of certain employees and executive awards	18,225,281	18	24,266	—	(24,284)	—	—
Treeline’s transaction costs	—	—	(10,600)	—	—	—	(10,600)
Pro forma adjustment	2,019,702,371	$1,612	$(24,436)	$511	$1,111,228	$46,467	$1,135,382

3b. Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2026 and for Year Ended December 31, 2025
Transaction Accounting Adjustments – Asset Disposition and Other
I – Reflects the derecognition of all Legacy Business statement of operations activity, assuming that such businesses were sold on January 1, 2025, as Standard BioTools’ operating losses are directly related to the Legacy Business operating assets and liabilities.
Transaction Accounting Adjustments – Reverse Merger
J – Reflects a post-combination compensation charge consisting of $24.3 million of stock-based compensation expense from the accelerated vesting of unvested equity awards of certain executives related to pre-existing employment agreements discussed in C and for certain employees upon approval from Standard BioTools’ board of directors and $9.9 million of cash severance arising under preexisting employment agreements for executives that were agreed upon prior to the Merger. In addition, this adjustment includes $1.6 million of retention bonuses for non-executive employees who will provide transition services following the Closing. These amounts are nonrecurring and are not expected to affect the combined company's results beyond 12 months following the Merger.
K – The pro forma combined basic and diluted earnings per share have been adjusted to reflect the pro forma net loss for the three months ended March 31, 2026 and the year ended December 31, 2025. In addition, the number of shares used in calculating the pro forma combined basic and diluted net loss per share has been adjusted to reflect the estimated total number of shares of common stock of the Combined Company that would be outstanding as of the closing. Consistent with ASC 260-10-45-13, the Treeline Warrants are included in historical weighted-average number of Treeline common stock outstanding for the year ended December 31, 2025 since the underlying common shares are issuable for little to no consideration and there are no vesting conditions or contingencies associated with the warrants. Therefore, there is no separate pro forma weighted average number of common shares adjustment related to the Treeline Warrants. The following table sets forth the calculation of the pro forma weighted average number of common shares outstanding – basic and diluted.

(amounts in thousands)	Three months ended March 31, 2026	Year ended December 31, 2025
Historical weighted-average number of Treeline common stock outstanding	26,212,247	21,911,034
Impact of Treeline redeemable convertible preferred stock assuming conversion as of January 1, 2025	144,834,563	144,834,563
Application of Exchange Ratio to Treeline’s pro forma weighted-average shares outstanding	11.6997	11.6997

(amounts in thousands)	Three months ended March 31, 2026	Year ended December 31, 2025
Adjusted Treeline weighted-average number of common stock outstanding	2,001,204,749	1,950,881,635
Historical weighted-average number of Standard BioTools common stock outstanding	388,201,770	381,622,547
Impact of accelerated vesting of Standard BioTools RSUs	18,225,281	18,225,281
Application of the proposed Reverse Stock Split at an assumed ratio of
Pro forma combined weighted-average number of common stock outstanding	2,407,631,800	2,350,729,463

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS WITH RESPECT TO THE MERGER
The following discussion summarizes and describes the U.S. federal income tax considerations with respect to the Merger for U.S. holders (as defined below) of Treeline Common Stock that exchange their Treeline Common Stock for Standard BioTools Common Stock in the Merger. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a U.S. holder. Neither Standard BioTools nor Treeline has sought, and neither party intends to seek, any rulings from the IRS regarding the matters discussed below. Accordingly, there can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the Merger.
This discussion assumes that the Merger will be consummated in accordance with the Merger Agreement and as further described in this proxy statement/prospectus. This discussion addresses the material U.S. federal income tax considerations with respect to the Merger; however, it does not address any tax consequences arising under the Medicare contribution tax on net investment income, nor does it address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.
This discussion applies only to U.S. holders of Treeline Common Stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to address aspects of U.S. federal income taxation that may be relevant to U.S. holders of Treeline Common Stock in light of their particular circumstances and does not apply to U.S. holders of Treeline Common Stock subject to special treatment under the U.S. federal income tax laws including, without limitation:
•	banks, insurance companies and other financial institutions;
•	tax-exempt and governmental organizations;
•	partnerships, S corporations and other pass-through entities (and investors in partnerships, S corporations and other pass-through entities);
•	regulated investment companies and real estate investment trusts;
•	controlled foreign corporations and passive foreign investment companies;
•	brokers and dealers in stocks, securities, commodities or currencies;
•
persons who hold their Treeline Common Stock as “qualified small business stock” under Section 1202 of the Code or as “Section 1244 stock” under Section 1244 of the Code or who acquired their Treeline Common Stock in a transaction subject to the gain rollover provisions of Section 1045 of the Code;

•	traders in securities that elect to apply a mark-to-market method of accounting;
•	persons subject to the alternative minimum tax;
•	persons who acquired Treeline Common Stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation;
•	persons whose functional currency is not the U.S. dollar;
•	persons who hold Treeline Common Stock as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;
•	persons who acquired their Treeline Common Stock pursuant to the exercise of warrants or conversion rights under convertible instruments;
•	persons who are subject to special tax accounting rules under Section 451(b) of the Code; and
•	U.S. expatriates.
In addition, this summary does not address (i) the tax consequences of the Merger under U.S. federal non-income tax law (including estate, gift or other non-income taxes), (ii) the tax consequences of the Merger under state, local or non-U.S. tax laws, (iii) the impact of the alternative minimum tax provisions of the Code (including the 15% minimum tax applicable to the adjusted financial statement income of certain corporations), (iv) the tax consequences of transactions effectuated before, subsequent to or concurrently with the Merger (whether or not any such transactions are consummated in connection with the Merger), including, without limitation, any transaction in which Treeline Common Stock shares are acquired, or (v) the tax consequences of the Merger to Treeline stockholders who exercise appraisal or dissenters’ rights.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of Treeline Common Stock that is, for U.S. federal income tax purposes,
•	an individual citizen or resident of the United States;
•	a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized under the laws of the United States, any state thereof or the District of Columbia;
•
a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has made a valid election to be treated as a United States person for U.S. federal income tax purposes; or

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Treeline Common Stock, the tax treatment of a partner in such partnership will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds Treeline Common Stock and any partners in such partnership should consult their tax advisors regarding the tax consequences of the Merger to them.
THE FOLLOWING DISCUSSION ONLY ADDRESSES THE MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS WITH RESPECT TO THE MERGER. ALL HOLDERS OF TREELINE COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, STATE, LOCAL, NON-U.S., AND OTHER TAX LAWS.
Effects of the Merger
The Merger is intended to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and will be so reported by Standard BioTools, Treeline and Merger Sub. However, it is not a condition to Standard BioTools’, Treeline’s or Merger Sub’s obligations to complete the Merger that the Merger so qualify. If the Merger does not so qualify, the tax treatment will differ from that described in this discussion, and U.S. holders would be required to recognize gain or loss on their exchange of Treeline common stock for Standard BioTools common stock. No ruling has been or will be sought from the IRS with respect to the tax consequences of the Merger.
Provided that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax considerations of the Merger will generally be as follows.
U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Treeline Common Stock
A U.S. holder of Treeline Common Stock that exchanges their Treeline Common Stock for Standard BioTools Common Stock in the Merger:
•	will not recognize any gain or loss upon the exchange of Treeline Common Stock for Standard BioTools Common Stock in the Merger;
•
will have an aggregate tax basis in the Standard BioTools Common Stock received in the Merger equal to the holder’s aggregate adjusted tax basis of the Treeline Common Stock surrendered in exchange therefor, reduced by the basis allocable to any fractional share of Standard BioTools Common Stock for which cash is received;

•	will have a holding period for the Standard BioTools Common Stock received in the Merger that includes its holding period for its Treeline Common Stock surrendered in exchange therefor.
Treasury Regulations provide detailed rules for allocating the tax basis and holding period of the shares of Treeline Common Stock surrendered to the shares of Standard BioTools Common Stock received. U.S. holders of shares of Treeline Common Stock acquired on different dates and at different prices should consult their tax advisors regarding the allocation of the tax basis and holding period of such shares.

This discussion of U.S. federal income tax considerations of the Merger is for general information purposes only and is not intended to be, and should not be construed as, tax advice. U.S. holders are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the Merger in light of their personal circumstances and the consequences to them under state, local and non-U.S. tax laws and other federal tax laws.
Reorganization Reporting
Each U.S. holder who receives shares of Standard BioTools Common Stock in the Merger is required to retain permanent records pertaining to the Merger and make such records available to any authorized IRS officers and employees. Such records should specifically include information regarding the amount, basis and fair market value of all transferred property, and relevant facts regarding any liabilities assumed or extinguished as part of such reorganization. U.S. holders who owned immediately before the Merger at least five percent (by vote or value) of the total outstanding Treeline Common Stock are required to attach a statement to their tax returns for the year in which the Merger is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the U.S. holder’s tax basis in such U.S. holder’s Treeline Common Stock surrendered in the Merger, the fair market value of such Treeline Common Stock, the date of the Merger and the name and employer identification number of each of Treeline and Standard BioTools. U.S. holders are urged to consult with their tax advisors to comply with these rules.
This summary does not take into account any U.S. holder’s particular circumstances and does not address consequences that may be particular to such U.S. holder. Therefore, each U.S. holder should consult their own tax advisor regarding the particular consequences of the Merger to such U.S. holder.

DESCRIPTION OF CAPITAL STOCK
As a result of the Merger and the other transactions described in this proxy statement/prospectus, Treeline stockholders will become stockholders of Standard BioTools, which will continue as the combined company under the name “Treeline Biosciences Holdings, Inc.” This proxy statement/prospectus also relates to the resale, from time to time, by the Selling Securityholders of shares of Standard BioTools Common Stock acquired in the Merger. See “Selling Securityholders,” “Use of Proceeds,” “Determination of Offering Price” and “Plan of Distribution” in the resale prospectus included in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part. The rights of former Treeline stockholders and the rights of Standard BioTools stockholders following the consummation of the Merger will be governed by the Standard BioTools Charter, as amended, and the Standard BioTools Bylaws. The following description of Standard BioTools’ capital stock is a summary, does not purport to be complete and is qualified in its entirety by reference to the latest Standard BioTools SEC filings on Form 10-K and 10-Q, the Standard BioTools Charter, the Standard BioTools Bylaws, and the applicable provisions of the DGCL. The discussion in this section does not give effect to any reverse stock split that may be adopted prior to the Closing. See also “Comparison of Stockholder Rights” beginning on page 312 of this proxy statement/prospectus.
Authorized Capital Shares
The Standard BioTools authorized capital stock consists of 600,000,000 shares of Standard BioTools Common Stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share (the “Standard BioTools Preferred Stock”). As of the Record Date, there were      shares of Standard BioTools Common Stock outstanding and no shares of Standard BioTools Preferred Stock issued or outstanding.
Common Stock
The holders of Standard BioTools Common Stock are entitled to one vote per share on all matters to be voted on by the Standard BioTools stockholders. Subject to preferences that may be applicable to any outstanding shares of Standard BioTools Preferred Stock, if any, holders of Standard BioTools Common Stock are entitled to receive ratably such dividends as may be declared by the Standard BioTools Board out of funds legally available for that purpose. In the event of the liquidation, dissolution or winding up of Standard BioTools, the holders of Standard BioTools Common Stock are entitled to share ratably in all assets remaining after the payment of liabilities, subject to the prior distribution rights of Standard BioTools Preferred Stock then outstanding, if any. Holders of Standard BioTools Common Stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the Standard BioTools Common Stock.
In addition, the Standard BioTools Charter provides that certain corporate actions require the approval of the Standard BioTools stockholders. These actions, and the vote required, are as follows:
•	the removal of a director requires the vote of a majority of the voting power of the issued and outstanding capital stock entitled to vote in the election of directors; and
•
the amendment of provisions of the Standard BioTools Charter relating to blank check preferred stock, the classification of the Standard BioTools Board, the removal of directors, the filling of vacancies on the Standard BioTools Board, cumulative voting, procedures for annual and special meetings of the stockholders, action by written consent of stockholders and procedures for the amendment of the Standard BioTools Charter require the vote of 66 2/3% of the Standard BioTools’ then outstanding voting securities.

When Standard BioTools issues shares of Standard BioTools Common Stock registered under the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, such shares of Standard BioTools Common Stock will be fully paid and nonassessable, and will not have, or be subject to, any preemptive or similar rights.
Preferred Stock
The Standard BioTools Charter provides for 10,000,000 authorized shares of preferred stock. The Standard BioTools Board has the authority, without further action by the Standard BioTools stockholders, to designate and issue the Standard BioTools Preferred Stock in one or more series. The Standard BioTools Board may also fix by resolution or resolutions the designations, powers, preferences and rights, and the qualifications, limitations or restrictions, of each such series of Standard BioTools Preferred Stock, any or all of which may be greater than or senior to those of the Standard BioTools Common Stock.

Though the actual effect of any such issuance on the rights of the holders of Standard BioTools Common Stock will not be known until the Standard BioTools Board determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:
•	diluting the voting power of the holders of Standard BioTools Common Stock;
•	reducing the likelihood that holders of Standard BioTools Common Stock will receive dividend payments;
•	reducing the likelihood that holders of Standard BioTools Common Stock will receive payments in the event of a liquidation, dissolution, or winding up; and
•	delaying, deterring or preventing a change-in-control or other corporate takeover.
The purpose of authorizing the Standard BioTools Board to issue preferred stock in one or more series and to determine the number of shares in the series and the rights and preferences associated with such series is to eliminate delays associated with stockholder votes on specific issuances. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of Standard BioTools or other corporate action. As of the date of this proxy statement/prospectus, there are no shares of preferred stock outstanding, and Standard BioTools has no present plans to issue any shares of preferred stock.
Registration Rights Agreements
On January 23, 2022, Standard BioTools entered into a Registration Rights Agreement, as amended by that certain Exchange Agreement, dated March 18, 2024 (the “Exchange Agreement”), with Casdin Private Growth Equity Fund II, L.P. and Casdin Partners Master Fund, L.P. (together, “Casdin”), and Viking Global Opportunities Illiquid Investments Sub-Master LP and Viking Global Opportunities Drawdown (Aggregator) LP (together, “Viking” and, collectively with Casdin, the “Purchasers”), pursuant to which the Purchasers have certain customary registration rights with respect to any shares of Standard BioTools Common Stock or other securities issued or issuable with respect to such shares (i) held by a Purchaser as of the date of the Exchange Agreement and (ii) acquired by the Purchasers pursuant to the Exchange Agreement.
Following the closing of the merger with SomaLogic, Inc. (“SomaLogic”) on January 5, 2024, Standard BioTools assumed certain registration rights previously granted by SomaLogic, including (i) those certain resale registration and piggyback registration obligations under that certain Amended and Restated Registration Rights Agreement, dated as of September 1, 2021 and (ii) those certain registration obligations under that certain Agreement and Plan of Merger, dated as of July 25, 2022, by and among SomaLogic, Panther Merger Subsidiary I, LLC, Panther Merger Subsidiary II, LLC, Palamedrix Inc., and Shareholders Representative Services, LLC, as the securityholder representative.
Anti-Takeover Effects of Delaware Law and the Standard BioTools Certificate of Incorporation and Bylaws
Certain provisions of Delaware law and the Standard BioTools Charter and Standard BioTools Bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of Standard BioTools. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed in part to encourage anyone seeking to acquire control of Standard BioTools to first negotiate with the Standard BioTools Board. We believe that the advantages gained by protecting the ability to negotiate with any unsolicited and potentially unfriendly acquirer outweigh the disadvantages of discouraging such proposals, including those priced above the then-current market value of the Standard BioTools Common Stock, because, among other reasons, the negotiation of such proposals could improve their terms.
Certificate of Incorporation and Bylaws
The Standard BioTools Charter and Bylaws include provisions that:
•	authorize the Standard BioTools Board to issue, without further action by the stockholders, additional shares of undesignated preferred stock;
•	require that any action to be taken by the stockholders be effected at a duly called annual or special meeting and not by written consent;
•
specify that special meetings of the stockholders can be called only by the Standard BioTools Board, the Chairperson of the Standard BioTools Board, the Secretary, the Chief Executive Officer or the President;

•
establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of the stockholders and an advance notice procedure for nominations of persons for election to the Standard BioTools Board at any stockholder meeting;

•	provide that directors may be removed only for cause;
•
provide that (i) vacancies on the Standard BioTools Board resulting from one or more director resignations from the Standard BioTools Board may be filled by a majority of directors then in office, including those who have so resigned, and (ii) vacancies on the Standard BioTools Board resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled only by a majority of the directors then in office, even though less than a quorum, or by a sole remaining director;

•
subject to the rights of holders of any outstanding Preferred Stock, establish that the Standard BioTools Board is divided into three classes, Class I, Class II, and Class III, with each class serving staggered terms;

•	specify that no stockholder is permitted to cumulate votes at any election of the Standard BioTools Board; and
•
require the affirmative vote of a majority of the Standard BioTools Board and at least 66 2∕3% of the total voting power of outstanding voting securities, voting together as a single class, to amend the above-mentioned provisions.

Delaware Anti-Takeover Statute
Standard BioTools is subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers (“Section 203”). In general, Section 203 prohibits a publicly-held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:
•
prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not for determining the outstanding voting stock owned by the interested stockholder, (i) voting stock owned by persons who are directors and also officers, and (ii) voting stock owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•
at or subsequent to the date of the transaction, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with its affiliates and associates, owns, or is an affiliate or associate of the corporation and within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions the Standard BioTools Board does not approve in advance. We also anticipate that Section 203 may discourage business combinations or other attempts that might result in a premium over the market price for the shares of Standard BioTools Common Stock held by the stockholders.
The provisions of Delaware law and the Standard BioTools Charter and Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of the Standard BioTools Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the Standard BioTools management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Choice of Forum
The Standard BioTools Bylaws provide that, unless Standard BioTools consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (c) any action arising pursuant to any provision of the DGCL or the certificate of incorporation or these bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.
The Standard BioTools Bylaws also provide that unless Standard BioTools consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, against any person in connection with any offering of the corporation’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant. For the avoidance of doubt, the choice of forum provision does not apply to any action brought to enforce a duty or liability created by the Exchange Act or any successor thereto.
For the avoidance of doubt, this provision is intended to benefit and may be enforced by Standard BioTools, its officers and directors, the underwriters to any offering giving rise to such complaint, and any other professional entity whose profession gives authority to a statement made by that person or entity and who has prepared or certified any part of the documents underlying the offering. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions, and there can be no assurance that such provisions will be enforced by a court in those other jurisdictions. Any person or entity purchasing or otherwise acquiring any interest in Standard BioTools’ securities shall be deemed to have notice of and consented to these forum provisions. These forum provisions may impose additional costs on stockholders, may limit Standard BioTools’ stockholders’ ability to bring a claim in a forum they find favorable, and the designated courts may reach different judgments or results than other courts.
Transfer Agent and Registrar
The transfer agent and registrar for the Standard BioTools Common Stock is Computershare Trust Company, N.A. The transfer agent’s address is 462 South 4th Street, Suite 1600, Louisville, KY 40202, and its telephone number is (800) 662-7232 or (781) 5752879.
Nasdaq Global Select Market Listing
The Standard BioTools Common Stock is traded on The Nasdaq Global Select Market under the trading symbol “LAB.” Upon the consummation of the Merger, it is expected that the Standard BioTools Common Stock will be traded on Nasdaq under the trading symbol “TRLN,” subject to official notice of issuance.

COMPARISON OF STOCKHOLDER RIGHTS
The rights of Standard BioTools stockholders are governed by the Standard BioTools Charter, the Standard BioTools Bylaws, and the DGCL. The rights of Treeline stockholders are governed by the Treeline Charter and the Treeline Bylaws, as well as the DGCL. Upon consummation of the Merger, the rights of the Treeline stockholders will be governed by the Standard BioTools Charter, as amended, and the Standard BioTools Bylaws, each of which are filed as exhibits to the registration statement to which this proxy statement/prospectus relates, as well as the DGCL.
The following is a summary discussion of the material differences, as of the date of this proxy statement/prospectus, between the current rights of Treeline stockholders and the current rights of Standard BioTools stockholders. The following description does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the DGCL, the Standard BioTools Charter, the Standard BioTools Bylaws, the Treeline Charter and the Treeline Bylaws. Standard BioTools has filed with the SEC its governing documents referenced in this summary of stockholder rights and will send copies to you without charge, upon your request. See “Where You Can Find More Information” beginning on page 335 of this proxy statement/prospectus.

	Rights of Standard BioTools Stockholders	Rights of Treeline Stockholders
Authorized Capital	The authorized capital stock of Standard BioTools consists of 600,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.
The authorized capital stock of Treeline consists of 222,260,000 shares of common stock, $0.00001 par value per share, and 174,566,382 shares of preferred stock, $0.00001 par value per share. The preferred stock is designated as 64,723,570 shares of Series A Preferred Stock, 80,110,993 shares of Series A-1 Preferred Stock and 29,731,819 shares of Series A-2 Preferred Stock.

Outstanding Capital Stock	As of the Record Date, Standard BioTools had shares of Standard BioTools Common Stock issued and outstanding and no shares of Standard BioTools Preferred Stock issued and outstanding.
As of the Record Date, Treeline had      shares of Treeline Common Stock issued and outstanding,       shares of Series A Preferred Stock issued and outstanding,      shares of Series A-1 Preferred Stock issued and outstanding and      shares of Series A-2 Preferred Stock issued and outstanding.

Rights of Common Stock	Each holder of a share of Standard BioTools Common Stock is entitled to one vote for each such share held of record on the applicable record date on each matter voted on at a meeting of stockholders.	Each holder of shares of Treeline Common Stock is entitled to one vote for each share of Treeline Common Stock held at all meetings of stockholders.

Rights of Preferred Stock
Under the Standard BioTools Charter, the Standard BioTools Board, subject to limitations prescribed by law, may fix by resolution the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, of any wholly unissued series of Standard BioTools Preferred Stock, including, without limitation, authority to

The Treeline Charter sets forth the rights, preferences and privileges of Treeline Preferred Stock, including, without limitation, the dividend rights, conversion rights, voting rights, liquidation preferences and protective rights of Treeline Preferred Stock. Treeline Preferred Stock is not redeemable at the option of the preferred holders.

	Rights of Standard BioTools Stockholders	Rights of Treeline Stockholders

fix by resolution the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any such series of Preferred Stock, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.

Preferred Voting	N/A
The Treeline Charter provides that, on matters presented to Treeline stockholders, each holder of Treeline Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Treeline Common Stock into which the holder’s Treeline Preferred Stock is convertible as of the record date, voting together with the Treeline Common Stock as a single class on an as-converted basis, except as provided by law or the Treeline Charter.

Number of Directors
The Standard BioTools Charter provides that the number of directors that constitutes the entire Standard BioTools Board shall be determined in the manner set forth in the Standard BioTools Bylaws. The Standard BioTools Bylaws provide that the Standard BioTools Board shall consist of one or more members, and unless the Standard BioTools Charter fixes the number of directors, the total number of directors constituting the Standard BioTools Board is to be determined by resolution of the Standard BioTools Board and no reduction of the authorized number of directors should have the effect of removing any director before that director’s term of office expires. The Standard BioTools Board currently has seven directors.

The Treeline Charter provides that, subject to any additional vote required by the Treeline Charter, the number of directors of Treeline shall be determined in the manner set forth in the Treeline Bylaws. The Treeline Bylaws provide that the Treeline Board shall consist of one or more members and that, after the initial number of one director, unless otherwise required by law or the Treeline Charter, the number of directors shall be fixed from time to time by resolution of a majority of the total number of authorized directors or by stockholders holding at least a majority of the voting power of Treeline’s outstanding stock then entitled to vote at an election of directors.

The Treeline Bylaws provide that no decrease in the authorized number of directors constituting the Treeline Board shall shorten the term of any incumbent director. The Treeline Charter also provides that each director is entitled to one vote on each matter presented to the Treeline Board. The Treeline Board currently has ten directors.

	Rights of Standard BioTools Stockholders	Rights of Treeline Stockholders
Election of Directors
The Standard BioTools Charter provides that, other than any directors who may be elected by holders of Standard BioTools Preferred Stock under specified circumstances, Standard BioTools directors shall be divided into three classes as nearly equal in size as is practicable. At each annual meeting of stockholders, directors of the Standard BioTools Board shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting. If the number of directors is changed, any newly created directorships or decrease in directorships shall be apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Standard BioTools Board shall shorten the term of any incumbent director.

The Treeline Charter provides that, for so long as at least 28,783,593 shares of Treeline Preferred Stock remain outstanding, the holders of Series A Preferred Stock and Series A-1 Preferred Stock, exclusively and as a separate class, are entitled to elect seven Preferred Directors (as defined in the Treeline Charter); the holders of Treeline Common Stock, exclusively and as a separate class, are entitled to elect two Common Directors; and the holders of Treeline Common Stock, Series A Preferred Stock and Series A-1 Preferred Stock, voting together as a single class on an as-converted basis, are entitled to elect any remaining directors.

Holders of Series A-2 Preferred Stock have no right to vote those shares, separately or together with any other class or series, for the election or removal of Treeline directors.

Removal of Directors
The Standard BioTools Charter provides that any director or the entire Standard BioTools Board may be removed from office at any time, but only for cause, and only by the affirmative vote of the holders of at least a majority of the voting power of the issued and outstanding capital stock of Standard BioTools entitled to vote in the election of directors.

The Treeline Bylaws provide that, except as provided by the Treeline Charter or applicable law, any director or the entire Treeline Board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

Holders of Series A-2 Preferred Stock have no right to vote those shares, separately or together with any other class or series, for the election or removal of Treeline directors.

Vacancies on the Board
The Standard BioTools Charter provides that vacancies and newly created directorships on the Standard BioTools Board shall be filled only by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director, and not by the stockholders. A person so elected by the Standard BioTools Board to fill a vacancy or newly created directorship shall hold office until the next election of the class for which that director shall have been chosen until his or her successor shall have been duly elected and qualified, or until such director’s

The Treeline Charter provides that a vacancy in the office of a Remaining Director may be filled by the stockholders entitled to elect that director or by a majority of the Board then in office, although less than a quorum, or by a sole remaining director. A vacancy in the office of a Common Director may be filled by the stockholders entitled to elect that director or by at least a majority of the Common Directors then in office, although less than a quorum, or by a sole Common Director. If the holders of Series A Preferred Stock and Series A-1 Preferred Stock fail to elect a sufficient number of Preferred Directors, the

	Rights of Standard BioTools Stockholders	Rights of Treeline Stockholders
earlier death, resignation, or removal. No decrease in the number of directors constituting the Standard BioTools Board shall shorten the term of any incumbent director.
unfilled Preferred Director positions remain vacant until filled by those holders, and no other stockholders may fill them.

The Treeline Bylaws provide that, unless otherwise provided by the Treeline Charter, each director holds office until the next annual meeting of stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal.

Advance Notice Requirements for Stockholder Nominations and Other Proposals
The Standard BioTools Charter provides that advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders shall be given in the manner and to the extent provided in the Standard BioTools Bylaws.

The Standard BioTools Bylaws provide that nominations and other proposals shall be made at an annual meeting of stockholders only (A) by or at the direction of the Standard BioTools Board or (B) by a stockholder of Standard BioTools who (1) was a stockholder of record at the time of the giving of the notice required and entitled to vote at the annual meeting and (2) has complied with the notice procedures. In addition to any other applicable requirements, the stockholder must have given timely notice of the nomination thereof in proper written form to Standard BioTools’ Secretary containing certain information and must be received by the Secretary at the principal executive offices of Standard BioTools not later than the 45th day nor earlier than the 75th day before the one-year anniversary of the date on which Standard BioTools first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the preceding year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or if the date of the annual meeting is advanced by more than 30 days prior to or delayed by more than 60 days after the one-year anniversary of the date of the previous year’s annual

	Rights of Standard BioTools Stockholders	Rights of Treeline Stockholders

meeting, then, for notice by the stockholder to be timely, it must be so received by the Secretary not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of (i) the 90th day prior to such annual meeting, or (ii) the tenth day following the day on which public announcement of the date of such annual meeting is first made.

Notice of Special Meeting
The Standard BioTools Bylaws provide that whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called. The written notice of any meeting of stockholders shall be given not less than 10 days nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

The Treeline Bylaws provide that notice of all stockholder meetings shall be given in writing or by electronic transmission in the manner provided by law, stating the date, time and place, if any, of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by applicable law or the Treeline Charter, the notice must be given not less than 10 nor more than 60 days before the meeting to each stockholder of record entitled to vote at the meeting.

Amendments to the Charter
Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, provided that, in the case of an amendment to effect a reverse stock split or subdivision of shares or to otherwise increase or decrease the number of authorized shares of a class, such amendment may (except to the extent provided otherwise by the certificate of

Under the DGCL, an amendment to the certificate of incorporation generally requires (1) the approval of the board of directors, (2) the approval of a majority of the outstanding stock entitled to vote upon the proposed amendment and (3) the approval of the holders of a majority of the outstanding stock of each class entitled to vote thereon as a class, provided that, in the case of an amendment to effect a reverse stock split or subdivision of shares or to otherwise increase or decrease the number of authorized shares of a class, such amendment may (except to the extent provided otherwise by the certificate of

	Rights of Standard BioTools Stockholders	Rights of Treeline Stockholders

incorporation) be approved by a majority of the votes cast, subject to certain exceptions. The Standard BioTools Charter provides that, except as otherwise required by law, holders of Standard BioTools Common Stock shall not be entitled to vote on any amendment to the Standard BioTools Charter (including any certificate of designation filed with respect to any series of preferred stock) that relates solely to the terms of one or more outstanding series of preferred stock if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to the Standard BioTools Charter (including any certificate of designation filed with respect to any series of preferred stock).

Standard BioTools reserves the right to amend or repeal any provision contained in the Standard BioTools Charter in the manner prescribed by the laws of the State of Delaware and all rights conferred upon stockholders are granted subject to this reservation; provided, however, that notwithstanding any other provision of the Standard BioTools Charter or any provision of law that might otherwise permit a lesser vote or no vote, the Standard BioTools Board acting pursuant to a resolution adopted by a majority of the Standard BioTools Board and the affirmative vote of sixty-six and two-thirds percent (66 2∕3%) of the then outstanding voting securities of Standard BioTools, voting together as a single class, shall be required for the amendment, repeal or modification of certain provisions.

incorporation) be approved by a majority of the votes cast, subject to certain exceptions. The Treeline Charter provides that the number of authorized shares of Treeline Common Stock may be increased or decreased, but not below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the votes represented by all outstanding shares of Treeline capital stock entitled to vote, without a separate class vote of the holders of Treeline Common Stock, in addition to any vote of the holders of one or more series of Treeline Preferred Stock that may be required by the Treeline Charter.

At any time when at least 34,585,587 shares of Treeline Preferred Stock are outstanding, Treeline may not amend, alter or repeal any provision of the Treeline Charter or Treeline Bylaws in a manner that adversely affects the powers, preferences or rights of Treeline Preferred Stock or any series thereof without the written consent or affirmative vote of the Requisite Holders (as defined in the Treeline Charter), in addition to any other vote required by law or the Treeline Charter. The Treeline Charter also requires the affirmative vote of the holders of a majority of the shares of Treeline Preferred Stock then outstanding to amend or repeal, or adopt any provision inconsistent with, Treeline’s corporate opportunity provision in Article XII of the Treeline Charter.

Amendments to Bylaws
The Standard BioTools Charter provides that the Standard BioTools Board is expressly authorized to adopt, alter, amend or repeal the Standard BioTools Bylaws. The affirmative vote of at least a majority of the Standard BioTools Board then in office shall be required to adopt, amend, alter or repeal the Standard BioTools Bylaws. The Standard BioTools Bylaws may also be adopted, amended, altered or repealed by the stockholders of

The Treeline Charter provides that, subject to any additional vote required by the Treeline Charter or the Treeline Bylaws, the Treeline Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Treeline Bylaws. The Treeline Bylaws provide that, unless otherwise required by the Treeline Charter, Treeline stockholders holding at least a majority of the voting power of Treeline’s outstanding voting stock then entitled to vote at an

	Rights of Standard BioTools Stockholders	Rights of Treeline Stockholders

Standard BioTools. Notwithstanding any provisions of the Standard BioTools Bylaws, the Standard BioTools Bylaws may not be amended, altered or repealed except in accordance with related provisions in the Standard BioTools Bylaws.

The Standard BioTools Bylaws provide that the Standard BioTools Bylaws may be adopted, amended or repealed by the stockholders entitled to vote; provided, however, that the affirmative vote of the holders of at least 66 2∕3% of the total voting power of outstanding voting securities, voting together as a single class, shall be required for the stockholders of Standard BioTools to alter, amend or repeal, or adopt any bylaw inconsistent with certain provisions of the Standard BioTools Bylaws. The Standard BioTools Board shall also have the power to adopt, amend or repeal the Standard BioTools Bylaws; provided, however, that a bylaw amendment adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Standard BioTools Board.

election of directors have the power to adopt, amend or repeal the Treeline Bylaws, and that, to the extent provided in the Treeline Charter, the Treeline Board also has the power to adopt, amend or repeal the Treeline Bylaws.

Special Meeting of Stockholders
The Standard BioTools Charter provides that special meetings of stockholders may be called only by the Standard BioTools Board, the Chairperson of the Standard BioTools Board, the Chief Executive Officer or the President (in the absence of a chief executive officer), and any power of stockholders to call a special meeting of stockholders is specifically denied.

The Treeline Bylaws provide that special meetings of stockholders for any purpose or purposes may be called at any time by the Chairperson of the Board, the Chief Executive Officer, the President, the holders of shares of Treeline entitled to cast not less than 10% of the total number of votes entitled to be cast by all stockholders at the meeting, or by a majority of the Whole Board, and may not be called by any other person or persons. If a special meeting is called by any person or persons other than a majority of the Board, those persons must deliver a written request to call the meeting to each Board member, and the Board then determines a time and date for the meeting that is not more than 120 days nor less than 35 days after the request is delivered to each Board member.

Forum Selection	The Standard BioTools Bylaws provide that, unless Standard BioTools consents in writing to the selection of an alternative forum, the Court of Chancery of the State	The Treeline Charter provides that, unless Treeline consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall, to

Rights of Standard BioTools Stockholders	Rights of Treeline Stockholders

of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of Standard BioTools, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, stockholder, officer or other employee of Standard BioTools to the stockholders of Standard BioTools, (c) any action arising pursuant to any provision of the DGCL or the Standard BioTools charter or bylaws (as either may be amended from time to time) or (d) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (a) through (d) above, any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction.

Unless Standard BioTools consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against any person in connection with any offering of the corporation’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person or other defendant.

the fullest extent permitted by law, be the sole and exclusive forum for derivative actions brought on behalf of Treeline, fiduciary duty claims owed by current or former directors, officers, employees or stockholders to Treeline or its stockholders, claims arising under the DGCL, the Treeline Charter or Treeline Bylaws, claims as to which the DGCL confers jurisdiction on the Court of Chancery, claims to interpret, apply, enforce or determine the validity of the Treeline Charter or Treeline Bylaws, and claims governed by the internal affairs doctrine. The Treeline Bylaws separately provide that, unless Treeline consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act of 1933, as amended, and related SEC rules and regulations.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
AND MANAGEMENT OF STANDARD BIOTOOLS
The following table sets forth information known to Standard BioTools regarding the beneficial ownership of Standard BioTools Common Stock as of June 3, 2026 by each person known to Standard BioTools to be:
•	the beneficial owner of more than 5% of the outstanding Standard BioTools Common Stock;
•	each of Standard BioTools’ named executive officers and directors; and
•	all of Standard BioTools’ executive officers and directors as a group.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she, or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days and RSUs that vest within 60 days. Shares of common stock issuable upon exercise of options and warrants currently exercisable within 60 days and RSUs that vest within 60 days are deemed outstanding solely for purposes of calculating the percentage of total ownership and total voting power of the beneficial owner thereof.
The beneficial ownership of Standard BioTools Common Stock is based on 391,462,923 shares of Standard BioTools Common Stock issued and outstanding as of June 3, 2026, and the percentages of Standard BioTools Common Stock beneficially owned were calculated using these respective numbers as the denominators and as specified in this paragraph and in the footnotes below. Unless otherwise indicated, Standard BioTools believes that each person named in the table below has sole voting and investment power with respect to all shares of the Standard BioTools Common Stock beneficially owned by them. Unless otherwise indicated, the business address of each of the following entities or individuals is c/o Standard BioTools Inc., 50 Milk Street, 10th Floor, Boston, MA 02109.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
5% Stockholders
Entities affiliated with Casdin Capital, LLC(1)	88,783,856	22.68%
Entities affiliated with Viking Global Investors LP(2)	58,651,170	14.98%
BlackRock, Inc.(3)	22,452,115	5.74%
Entities affiliated with MAK Capital Fund LP(4)	26,172,626	6.69%
Directors and Named Executive Officers
Thomas Carey(5)	679,404	*
Eli Casdin(6)	93,819,283	23.97%
Troy Cox(7)	1,943,036	*
Michael Egholm, Ph.D.(8)	8,407,139	2.15%
Fenel M. Eloi(9)	451,414	*
Kathy Hibbs(10)	498,490	*
Alex Kim(11)	3,355,098	*
Sean Mackay(12)	728,100	*
Frank Witney, Ph.D.(13)	514,312	*
All current directors and executive officers as a group (9 persons)(14)	110,396,276	28.02%

(*)	Less than one percent
(1)
Consists of securities held by Casdin Partners Master Fund, L.P. (“Casdin Master Fund”), Casdin Private Growth Equity Fund II, L.P. (“Casdin Private Growth Fund II”), and Casdin Private Growth Equity Fund, L.P. (“Casdin Private Growth Fund”). Casdin Capital, LLC (“Casdin Capital”) is the investment adviser to Casdin Master Fund, Casdin Private Growth Fund II and Casdin Private Growth Fund, Casdin Partners GP, LLC (“Casdin Partners GP”) is the general partner of Casdin Master Fund, Casdin Private Growth Equity Fund II GP, LLC (“Casdin Private Growth GP II”) is the general partner of Casdin Private Growth Fund II, Casdin Private Growth Equity Fund GP, LLC (“Casdin Private Growth GP”) is the general partner of Casdin Private Growth Fund, and Eli Casdin is the managing member of Casdin Capital, Casdin Partners GP, Casdin Private Growth II GP and Casdin Private Growth GP. Represents shared voting and dispositive power held with respect to 72,100,000 shares of common stock held by Casdin Master Fund, 13,939,637 shares of common stock held by Casdin Private Growth Fund II, and 2,744,219 shares of common stock held by Casdin Private Growth Fund. Casdin Capital’s address is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.

(2)
This information is based solely on a Schedule 13G/A filed jointly by Viking Global Investors LP (“VGI”), Viking Global Opportunities Parent GP LLC (“Opportunities Parent”), Viking Global Opportunities GP LLC (“Opportunities GP”), Viking Global Opportunities Portfolio GP LLC (“Opportunities Portfolio GP”), Viking Global Opportunities Illiquid Investments Sub-Master LP (the “Viking Hybrid Fund”), Viking Global Opportunities Drawdown GP LLC (“Drawdown GP”), Viking Global Opportunities Drawdown Portfolio GP LLC (“Drawdown Portfolio GP”), Viking Global Opportunities Drawdown (Aggregator) LP (the “Viking Drawdown Fund”), O. Andreas Halvorsen and Rose S. Shabet (collectively, “Viking Global Investors”), filed with the SEC on May 15, 2026, which reported ownership as of March 31, 2026. Represents (i) 39,296,310 shares of common stock held by Viking Hybrid Fund and (ii) 19,354,860 shares of common stock held by Viking Drawdown Fund. The Viking Hybrid Fund has the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Opportunities Portfolio GP, and by VGI, which provides managerial services to the Viking Hybrid Fund. O. Andreas Halvorsen and Rose Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and Opportunities Parent (the sole member of Opportunities GP, which is the sole member of Opportunities Portfolio GP), have shared authority to direct the voting and disposition of investments beneficially owned by VGI and Opportunities Portfolio GP. The Viking Drawdown Fund has the authority to dispose of and vote the shares directly owned by it, which power may be exercised by its general partner, Drawdown Portfolio GP, and by VGI, which provides managerial services to the Viking Drawdown Fund. O. Andreas Halvorsen and Rose Shabet, as Executive Committee members of Viking Global Partners LLC (the general partner of VGI) and Opportunities Parent (the sole member of Drawdown GP, which is the sole member of Drawdown Portfolio GP), have shared authority to direct the voting and disposition of investments beneficially owned by VGI and Drawdown Portfolio GP. Viking Global Investors’ address is c/o Viking Global Investors LP, 600 Washington Boulevard, Floor 11, Stamford, Connecticut 06901.

(3)
Based on information reported by BlackRock, Inc. on a Schedule 13G filed with the SEC on November 8, 2024. Consists of shares of common stock held of record by BlackRock, Inc. The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001.

(4)
Based on information reported jointly by MAK Capital Fund LP (“MAK Fund”), MAK Capital One L.L.C. (“MAK Capital”), and Michael A. Kaufman on a Schedule 13G/A filed with the SEC on May 15, 2026. The address of (i) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda; and (ii) MAK Capital and Mr. Kaufman is 590 Madison Avenue, 31st Floor, New York, NY 10022.

(5)
Consists of (i) 112,287 shares of common stock held by Mr. Carey, (ii) 459,705 shares of common stock underlying options that are exercisable as of June 3, 2026 or will become exercisable within 60 days after such date held by Mr. Carey, and (iii) 107,412 shares of common stock issuable upon vesting of RSUs within 60 days of June 3, 2026 held by Mr. Carey.

(6)
Includes (i) 72,100,000 shares of common stock held of record by Casdin Master Fund, (ii) 13,939,637 shares of common stock held by Casdin Private Growth Fund II, and (iii) 2,744,219 shares of common stock held of record by Casdin Private Growth Fund (see Footnote (1) above). Mr. Casdin is the managing member of the general partners of Casdin Master Fund, Casdin Private Growth Fund II, and Casdin Private Growth Fund, and, as such, is deemed to have indirect beneficial ownership of such shares. Also includes (i) 2,819,718 shares of common stock held by Mr. Casdin, (ii) 443,313 shares of common stock underlying options that are exercisable as of June 3, 2026 or will become exercisable within 60 days after such date held by Mr. Casdin, (iii) 107,840 shares of common stock issuable upon vesting of RSUs within 60 days of June 3, 2026 held by Mr. Casdin and (iv) 1,664,556 shares of common stock issuable upon exercise of warrants which may be deemed to be beneficially owned by Mr. Casdin.

(7)
Consists of (i) 231,138 shares of common stock held by Mr. Cox, (ii) 1,417,991 shares of common stock underlying options that are exercisable as of June 3, 2026 or will become exercisable within 60 days after such date held by Mr. Cox, (iii) 108,908 shares of common stock issuable upon vesting of RSUs within 60 days of June 3, 2026 held by Mr. Cox and (iv) 184,999 shares of common stock issuable upon exercise of warrants held by Mr. Cox.

(8)
Consists of (i) 1,298,752 shares of common stock held by Dr. Egholm, (ii) 6,358,387 shares of common stock underlying options that are exercisable as of June 3, 2026 or will become exercisable within 60 days after such date held by Dr. Egholm, and (iii) 750,000 shares of common stock issuable upon vesting of RSUs within 60 days of June 3, 2026 held by Dr. Egholm.

(9)
Consists of (i) 123,569 shares of common stock held by Mr. Eloi, (ii) 233,253 shares of common stock underlying options that are exercisable as of June 3, 2026 or will become exercisable within 60 days after such date held by Mr. Eloi, and (iii) 94,592 shares of common stock issuable upon vesting of RSUs within 60 days of June 3, 2026 held by Mr. Eloi.

(10)
Consists of (i) 43,128 shares of common stock held by Ms. Hibbs, (ii) 360,770 shares of common stock underlying options that are exercisable as of June 3, 2026 or will become exercisable within 60 days after such date held by Ms. Hibbs, and (iii) 94,592 shares of common stock issuable upon vesting of RSUs within 60 days of June 3, 2026 held by Ms. Hibbs.

(11)
Consists of (i) 558,284 shares of common stock held by Mr. Kim, (ii) 2,196,814 shares of common stock underlying options that are exercisable as of June 3, 2026 or will become exercisable within 60 days after such date held by Mr. Kim, and (iii) 600,000 shares of common stock issuable upon vesting of RSUs within 60 days of June 3, 2026 held by Mr. Kim.

(12)
Consists of (i) 257,804 shares of common stock held by Mr. Mackay, and (ii) 470,296 shares of common stock underlying options that are exercisable as of June 3, 2026 or will become exercisable within 60 days after such date held by Mr. Mackay.

(13)
Consists of (i) 4,225 shares of common stock held by First Amended and Restated Revocable Trust Agreement For the Franklin R. Witney and Catherine J. Caulfield-Witney Trust Agreement Dated September 25, 2009 (dated July 31, 2018), of which Dr. Witney is the trustee, (ii) 116,270 shares of common stock held by Dr. Witney, (iii) 299,225 shares of common stock underlying options that are exercisable as of June 3, 2026 or will become exercisable within 60 days after such date held by Dr. Witney, and (iv) 94,592 shares of common stock issuable upon vesting of RSUs within 60 days of June 3, 2026 held by Dr. Witney.

(14)	See footnotes (5) through (13) above.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT OF TREELINE
The following table sets forth information with respect to the beneficial ownership of Treeline Capital Stock as of June 1, 2026 for:
•	Each person, or group of affiliated persons, who beneficially owned more than 5% of Treeline’s outstanding shares of common stock;
•	Each current director of Treeline;
•	Each named executive officer of Treeline; and
•	All current executive officers and directors of Treeline as a group.
The number of shares beneficially owned by each stockholder is determined under rules of the SEC and includes voting or investment power with respect to securities. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of Treeline Common Stock subject to options, warrants or other rights held by such person that are currently exercisable or will become exercisable within 60 days are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person.
Beneficial ownership prior to the completion of the merger, as shown in the table below, is based on 171,472,795 shares of Treeline Common Stock outstanding as of June 1, 2026, assuming the conversion of all outstanding shares of Treeline convertible preferred stock into an equal number of shares of Treeline Common Stock as of June 1, 2026 and including an aggregate 5,377,111 shares of common stock underlying 5,377,111 common stock warrants.
Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Treeline Biosciences, Inc., 500 Arsenal St., Watertown, MA 02472.

Name of Beneficial Owner	Number of Shares of Treeline Common Stock Beneficially Owned	% of Treeline Common Stock Beneficially Owned
Directors and Named Executive Officers:
Joshua Bilenker, M.D.(1)	11,873,437	6.92%
Jeffrey Engelman, M.D., Ph.D.(2)	3,635,823	2.12%
Spencer Smith(3)	628,468	*
Kristina Burow(4)	19,389,625	11.31%
David Bonita, M.D.	—	*
David Schenkein, M.D., Ph.D.(5)	19,042,367	11.11%
Steven Elms(6)	2,409,721	1.41%
Aftab Kherani, M.D.(7)	10,231,781	5.96%
Avi Naider(8)	2,377,775	1.39%
Ali Satvat(9)	20,076,885	11.71%
Susan Desmond-Hellmann	—	*
All executive officers and directors as a group (11 persons)(10)	83,639,042	48.54%
5% or Greater Stockholders:
OrbiMed Private Investments VIII, LP(11)	19,389,626	11.31%
Entities Affiliated with ARCH Venture Partners(12)	19,389,625	11.31%
Entities Affiliated with GV(13)	19,042,367	11.11%
Funds and Accounts Managed by T. Rowe Price Associates, Inc.(14)	16,159,778	9.42%
Entities Affiliated with KKR & Co., Inc.(15)(18)	20,076,885	11.71%
Entities Affiliated with Access Industries(16)	24,065,596	14.03%
Entities Affiliated with Ajax Health(17)(18)	9,905,146	5.78%
Entities Affiliated with Casdin Capital LLC(19)	8,855,698	5.16%

*	Represents beneficial ownership of less than one percent.

(1)
Represents (i) 4,561,105 shares of Treeline Common Stock directly held by Dr. Bilenker, (ii) 1,000,000 shares of Treeline Common Stock directly held by Dr. Bilenker’s spouse, (iii) an aggregate 6,262,332 shares of Treeline Common Stock held directly by trusts, and (iv) 50,000 shares of Treeline Common Stock subject to options that are exercisable within 60 days of June 1, 2026. Dr. Bilenker may be deemed to exercise voting and/or investment discretion over the securities held by each of the trusts noted in subclause (iii) of the preceding sentence.

(2)
Represents (i) 2,333,333 shares of Treeline Common Stock directly held by The Jeffrey A. Engelman Trust – 2023, (ii) 500,000 shares of Treeline Common Stock directly held by The Engelman Irrevocable Trust fbo Alexis, (iii) 500,000 shares of Treeline Common Stock directly held by The Engelman Irrevocable Trust fbo Charles (together with The Jeffrey A. Engelman Trust – 2023 and The Engelman Irrevocable Trust fbo Alexis, the “Engelman Trusts”), and (iv) 302,490 shares of Treeline Common Stock subject to options that are exercisable within 60 days of June 1, 2026. Dr. Engelman serves as trustee of the Engelman Trusts and may be deemed to exercise voting and investment discretion in such capacity.

(3)	Represents (i) 471,987 shares of Treeline Common Stock held by Mr. Smith and (ii) 156,481 shares of Treeline Common Stock subject to options that are exercisable within 60 days of June 1, 2026.
(4)
Consists entirely of securities held by the ARCH Venture Funds. Ms. Burow, a member of the Treeline Board, is a managing director of ARCH Venture Partners and a member of the investment committee of AVP XI LLC and AVP XII LLC and may be deemed to share voting and investment discretion with respect to securities held by the ARCH Venture Funds. See footnote 12 below for more information relating to the ARCH Venture Funds.

(5)
Consists entirely of securities held by the GV Funds. Dr. Schenkein, a member of the Treeline Board, is a general partner of Google Ventures and may be deemed to share voting and investment discretion with respect to securities held by the GV Affiliates. See footnote 13 below for more information relating to the GV Affiliates.

(6)
Consists entirely of securities directly held by Aisling V. Aisling GP V serves as general partner of Aisling V, and Aisling V LLC serves as general partner of Aisling GP V. The Aisling Managers of Aisling V LLC are Dr. Andrew Schiff and Steven Elms, a member of the Treeline Board. As such, each of Aisling GP V, Aisling V LLC, and the Aisling Managers may be deemed to share voting and investment discretion with respect to securities directly held by Aisling V. The principal business address of each of the aforementioned parties is 489 Fifth Avenue, 10th Floor, New York, NY 10017.

(7)
Consists of (i) securities held by the Ajax Affiliates and (ii) 326,635 shares of Treeline Common Stock subject to options that are exercisable within 60 days of June 1, 2026 held by Jennifer Kherani, Dr. Kherani’s spouse. Dr. Kherani, a member of the Treeline Board, is a partner of Ajax Health III, LLC and may be deemed to share voting and investment discretion with respect to securities held by the Ajax Affiliates. See footnotes 17 and 18 below for more information relating to the Ajax Affiliates.

(8)
Represents (i) 473,850 shares of Treeline Common Stock directly held by AZN TL LLC, (ii) 1,284,511 shares of Treeline Common Stock directly held by AZN TLII LLC (together with AZN TL LLC, the “Naider LLCs”), and (iii) 619,414 shares of Treeline Common Stock directly held by the Debra Klein 2019 Irrevocable Trust (the “Klein Trust”). Mr. Naider serves as manager of the Naider LLCs and as trustee of the Klein Trust and may be deemed to exercise voting and investment discretion over the securities held by them in such capacities.

(9)
Consists entirely of securities held by the investment funds and entities described in footnote 15, below (the “KKR Funds”), which are affiliated with Kohlberg Kravis Roberts & Co. L.P. Mr. Satvat, a member of the Treeline Board, is a partner of Kohlberg Kravis Roberts & Co. L.P. and may be deemed to share voting and investment discretion with respect to securities directly held by the KKR Funds. See footnotes 15 and 18 below for more information relating to the KKR Funds.

(10)
Represents the total of all securities beneficially owned by our directors and officers, consisting of an aggregate (i) 82,803,436 shares of our Treeline Common Stock and (ii) 835,606 shares underlying options to purchase Treeline Common Stock, which are vested and exercisable within 60 days of June 1, 2026. The total amount only accounts for the AZTL Shares once and does not double count these shares.

(11)
Represents 19,389,626 shares of Treeline Common Stock held of record by OPI VIII. GP VIII is the general partner of OPI VIII and OrbiMed Advisors is the managing member of GP VIII. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the securities held by OPI VIII. Dr. Bonita, a member of the Treeline Board, is a member of OrbiMed Advisors. The principal business address for the aforementioned parties is c/o OrbiMed Advisors LLC, 601 Lexington Avenue 54th Floor, New York, NY 10022.

(12)
Represents (i) 15,533,779 shares of Treeline Common Stock directly held of record by ARCH Fund XI, and (ii) 3,855,846 shares of Treeline Common Stock directly held of record by ARCH Fund XII. AVP XI LP is the sole general partner of ARCH Fund XI, and AVP XI LLC is the sole general partner of AVP XI LP, and each of them may be deemed to beneficially own securities directly held of record by ARCH Fund XI. AVP XII LP is the sole general partner of ARCH Fund XII, and AVP XII LLC is the sole general partner of AVP XII LP, and each of them may be deemed to beneficially own securities directly held of record by ARCH Fund XII. Each of AVP XI LLC and AVP XII LLC exercises voting and investment power through an investment committee comprised of Kristina M. Burow, a member of the Treeline Board, Keith Crandell, Steven Gillis, and Robert Nelsen. The address of each of the aforementioned parties is c/o ARCH Venture Partners, 8755 West Higgins Road, Suite 1025, Chicago, IL 60631.

(13)
Represents 16,050,603 shares held of record by GV 2021 LP and 2,991,764 shares held of record by GV 2025 LP. GV 2021 GP is the general partner of GV 2021 LP and GV 2021 LLC is the general partner of GV 2021 GP. GV 2025 GP is the general partner of GV 2025 LP and GV 2025 LLC is the general partner of GV 2025 GP. Alphabet Holdings LLC is the sole member of GV 2021 LLC and GV 2025 LLC. XXVI is the sole member of Alphabet Holdings LLC. Alphabet Inc. is the controlling stockholder of XXVI. As such, GV 2021 GP and GV 2021 LLC may be deemed to indirectly beneficially own securities held by GV 2021 LP, and GV 2025 GP and GV 2025 LLC may be deemed to indirectly beneficially own securities held by GV 2025 LP. Further, Alphabet Holdings LLC, XXVI, and Alphabet Inc. may be deemed to indirectly beneficially own the securities directly held by the GV Funds. The principal business address of each of the aforementioned parties is 1600 Amphitheatre Parkway, Mountain View, CA 94043.

(14)
Represents (i) 75,165 shares of Treeline Common Stock directly held by Costco 401(k) Retirement Plan, (ii) 1,300,069 shares of Treeline Common Stock directly held by T. Rowe Price All-Cap Opportunities Fund, (iii) 53,538 shares of Treeline Common Stock directly held by T. Rowe Price All-Cap Opportunities Portfolio, (iv) 8,223 shares of Treeline Common Stock directly held by T. Rowe Price Global Allocation Fund, Inc., (v) 5,458,806 shares of Treeline Common Stock directly held by T. Rowe Price Health Sciences Fund, Inc., (vi) 249,086 shares of Treeline Common Stock directly held by T. Rowe Price Health Sciences Portfolio, (vii) 596,089 shares of Treeline Common Stock directly held by T. Rowe Price Institutional Small-Cap Stock Fund, (viii) 1,153 shares of Treeline Common Stock directly held by T. Rowe Price Moderate Allocation Portfolio, (ix) 88 shares of Treeline Common Stock directly held by T. Rowe Price

Multi-Strategy Total Return Fund, Inc., (x) 5,392,138 shares of Treeline Common Stock directly held by T. Rowe Price New Horizons Fund, Inc., (xi) 782,004 shares of Treeline Common Stock directly held by T. Rowe Price New Horizons Trust, (xii) 1,096,399 shares of Treeline Common Stock directly held by T. Rowe Price Small-Cap Stock Fund, Inc., (xiii) 6,382 shares of Treeline Common Stock directly held by T. Rowe Price Small-Cap Stock Trust, (xiv) 8,103 shares of Treeline Common Stock directly held by T. Rowe Price Spectrum Conservative Allocation Fund, (xv) 12,620 shares of Treeline Common Stock directly held by T. Rowe Price Spectrum Moderate Allocation Fund, (xvi) 173 shares of Treeline Common Stock directly held by T. Rowe Price Spectrum Moderate Allocation Portfolio, (xvii) 30,705 shares of Treeline Common Stock directly held by T. Rowe Price Spectrum Moderate Growth Allocation Fund, (xviii) 37,160 shares of Treeline Common Stock directly held by T. Rowe Price U.S. Equities Trust, (xix) 506,532 shares of Treeline Common Stock directly held by T. Rowe Price U.S. Small-Cap Core Equity Trust, (xx) 461,213 shares of Treeline Common Stock directly held by TD Mutual Funds - TD Health Sciences Fund, (xxi) 41,583 shares of Treeline Common Stock directly held by TD Mutual Funds - TD U.S. Small-Cap Equity Fund, and (xxii) 42,549 shares of Treeline Common Stock directly held by U.S. Small-Cap Stock Trust. TRPA serves as investment adviser to each of T. Rowe Price All-Cap Opportunities Fund, T. Rowe Price All-Cap Opportunities Portfolio, T. Rowe Price Global Allocation Fund, Inc., T. Rowe Price Health Sciences Fund, Inc., T. Rowe Price Health Sciences Portfolio, T. Rowe Price Multi-Strategy Total Return Fund, Inc., T. Rowe Price New Horizons Fund, Inc., T. Rowe Price New Horizons Trust, T. Rowe Price U.S. Equities Trust, and TD Mutual Funds – TD Health Sciences Fund. TRPA may be deemed to exercise voting and investment discretion with respect to the securities held by these funds and accounts. TRPIM serves as investment advisor to each of Costco 401(k) Retirement Plan, T. Rowe Price Institutional Small-Cap Stock Fund, T. Rowe Price Moderate Allocation Portfolio, T. Rowe Price Small-Cap Stock Fund, Inc., T. Rowe Price Small-Cap Stock Trust, T. Rowe Price Spectrum Conservative Allocation Fund, T. Rowe Price Spectrum Moderate Allocation Fund, T. Rowe Price Spectrum Moderate Allocation Portfolio, T. Rowe Price Spectrum Moderate Growth Allocation Fund, T. Rowe Price U.S. Small-Cap Core Equity Trust, TD Mutual Funds – TD U.S. Small-Cap Equity Fund, and U.S. Small-Cap Stock Trust. TRPIM may be deemed to exercise voting and investment discretion with respect to the securities held by these funds and accounts. TRPA and TRPIM are wholly owned subsidiaries of T. Rowe Price Group, Inc., which is a publicly traded financial services holding company. The principal business address of each of the aforementioned parties is 1307 Point Street, Baltimore, MD 21231.
(15)
Represents (i) 4,758,848 shares of Treeline Common Stock held by KKR Forest LLC, (ii) 9,291,197 shares of Treeline Common Stock held by KKR Forest Aggregator L.P., and (iii) 6,026,840 shares of Treeline Common Stock held by Ajax Zeus TL LLC (such shares the “AZTL Shares”).

KKR Forest Aggregator L.P., as the managing member of KKR Forest LLC, KKR Forest Aggregator GP LLC, as the general partner of KKR Forest Aggregator L.P., KKR Health Care Strategic Growth Fund II SCSp, as the sole member of KKR Forest Aggregator GP LLC, KKR Associates HCSG II SCSp, as the general partner of KKR Health Care Strategic Growth Fund II SCSp, KKR HCSG II S.à r.l., as the general partner of KKR Associates HCSG II SCSp, KKR HCSG II Holdings Limited, as the sole shareholder of KKR HCSG II S.à r.l., KKR Group Partnership L.P., as the sole shareholder of KKR HCSG II Holdings Limited, KKR Group Holdings Corp., as the general partner of KKR Group Partnership L.P., KKR Group Co. Inc., as the sole shareholder of KKR Group Holdings Corp., KKR, as the sole shareholder of KKR Group Co. Inc., KKR Management LLP, as the Series I preferred stockholder of KKR, and Messrs. Henry R. Kravis and George R. Roberts, as the founding partners of KKR Management LLP, may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares held by the KKR Entities.
Neptune, as the managing member of AZTL, Zeus Health LLC, as a member of Neptune, KKR Zeus Aggregator LLC, as the managing member of Zeus Health LLC, KKR Health Care Strategic Growth Fund L.P., as the managing member of KKR Zeus Aggregator LLC, KKR Associates HCSG L.P., as the general partner of KKR Health Care Strategic Growth Fund L.P., KKR HCSG GP LLC, as the general partner of KKR Associates HCSG L.P., KKR Group Partnership L.P., as the sole member of KKR HCSG GP LLC, KKR Group Holdings Corp., as the general partner of KKR Group Partnership L.P., KKR Group Co. Inc., as the sole shareholder of KKR Group Holdings Corp., KKR, as the sole shareholder of KKR Group Co. Inc., KKR Management LLP, as the Series I preferred stockholder of KKR, and Messrs. Henry R. Kravis and George R. Roberts, as the founding partners of KKR Management LLP, may be deemed to be beneficial owners having shared voting and investment power with respect to the shares held by AZTL.
The principal business address of AZTL and Neptune is 650 Live Oak, Suite 200, Menlo Park, CA 94025. The principal business address of KKR Forest LLC and Zeus Health LLC is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.The principal business address of each of the other entities identified in this footnote is 30 Hudson Yards, New York, NY 10001. The principal business address for Mr. Kravis is c/o Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, NY 10001. The principal business address of Mr. Roberts is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.
(16)
Represents (i) 11,078,236 shares of Treeline Common Stock directly held by AI Life and (ii) 12,987,360 shares of Treeline Common Stock directly held by AI Treeline. Such securities may be deemed to be beneficially owned by AIH, AI, AIM, LSI Management, and Len Blavatnik. AI Life controls a majority of the outstanding voting interests in AI Treeline, AIH controls a majority of the outstanding voting interests in AI Life, AI controls a majority of the outstanding voting interests in AIH, LSI Management is the management member of AI Life, AIM controls AI and AIH is the management of LSI Management. Len Blavatnik is the controlling person of AIM and controls a majority of the outstanding voting interests in AI and may be deemed to exercise voting and investment discretion over securities held directly or indirectly by each of the aforementioned entities. The principal business address for each of the aforementioned parties is 40 West 57th Street, 28th Floor, New York, NY 10019.

(17)	Represents (i) 1,715,779 shares of Treeline Common Stock held by Ajax Health III LLC, (ii) 2,162,527 shares of Treeline Common Stock held by Ajax HQ Treeline 2022 SPV, LLC, and (iii) the AZTL Shares.
Ajax Health III LLC is governed by a board of managers comprised of five voting managers, a majority of which are appointed by HealthQuest Partners III, L.P. HealthQuest Venture Management III, L.L.C. is the general partner of HealthQuest Partners III, L.P. Garheng Kong is the managing member of HealthQuest Venture Management III, L.L.C. and has sole voting and investment power over the shares held by Ajax Health III LLC.
Ajax HQ Treeline 2022 SPV, LLC is governed by a board of managers comprised of three voting managers, a majority of which are appointed by HealthQuest Ajax III-A SPV, L.P. HealthQuest Ajax III-A Management, L.L.C. is the general partner of HealthQuest Ajax III-A SPV, L.P. Garheng Kong is the managing member of HealthQuest Ajax III-A Management, L.L.C. and has sole voting and investment power over the shares held by Ajax HQ Treeline 2022 SPV, LLC.

Dr. Kong, HealthQuest Partners III, L.P., HealthQuest Venture Management III, L.L.C., HealthQuest Ajax III-A SPV, L.P. and HealthQuest Ajax III-A Management, L.L.C. disclaim beneficial ownership over all of the shares owned by Ajax Health III LLC, Ajax HQ Treeline 2022 SPV, LLC and AZTL except to the extent of their pecuniary interest therein. The principal business address of Ajax Health III LLC and Ajax HQ Treeline 2022 SPV, LLC is 650 Live Oak, Suite 200, Menlo Park, CA 94025. The principal business address for Dr. Kong is 805 Las Cimas Parkway, Suite 245, Austin, TX 78746.
(18)
AZTL is directly owned by entities affiliated with KKR and Ajax Health III LLC. Neptune is the managing member of AZTL. Neptune is governed by a board of managers comprised of two voting managers, and one non-voting CEO manager. Each of Zeus Health LLC, which is indirectly controlled by KKR through certain intermediary funds and entities, and Ajax Health III LLC (more specifically discussed in footnote 17, above) has the right to designate a voting manager. Board action generally requires approval of each voting manager. Thus, KKR and Ajax Health III LLC ultimately share voting power and investment power over the AZTL shares. The principal business address of AZTL and Neptune is 650 Live Oak, Suite 200, Menlo Park, CA 94025.

(19)
Represents (i) 5,574,739 shares of Treeline Common Stock directly held by Casdin Partners Master Fund, L.P. (“Casdin Master Fund”), (ii) 1,277,546 shares of Treeline Common Stock held by Casdin Private Growth Equity Fund, L.P. (“Casdin PGE Fund I”), and (iii) 2,003,413 shares of Treeline Common Stock held by Casdin Private Growth Equity Fund II, L.P. (“Casdin PGE Fund II” and, together with Casdin Master Fund and Casdin PGE Fund I, the “Casdin Funds”). The general partners of Casdin Partners Master Fund, L.P., Casdin Private Growth Equity Fund, L.P., and Casdin Private Growth Equity Fund II, L.P. are Casdin Partners GP, LLC, Casdin Private Growth Equity Fund GP, LLC, and Casdin Private Growth Equity Fund II GP, LLC, respectively, each a Delaware limited liability company. Eli Casdin is the Managing Member of each of Casdin Partners GP, LLC, Casdin Private Growth Equity Fund GP, LLC and Casdin Private Growth Equity Fund II GP, LLC, and controls Casdin Capital, LLC. In each case, the general partner and Casdin Capital, LLC are ultimately controlled by Eli Casdin. The principal business address of each of the aforementioned parties is 1350 Avenue of the Americas, Suite 2600, New York, NY 10019.

PRO FORMA SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT OF THE COMBINED COMPANY
The following table provides an illustration, after giving pro forma effect to the Merger, of the amount of Standard BioTools Common Stock that is expected to be beneficially owned immediately following the effective time of the Merger by the following persons:
•	the beneficial owners of more than 5% of the outstanding Standard BioTools Common Stock;
•	each of Standard BioTools’ executive officers and directors (including the ten directors appointed by Treeline who will join the Standard BioTools Board upon the completion of the Merger); and
•	all of Standard BioTools’ executive officers and directors as a group (including the ten directors appointed by Treeline who will join the Standard BioTools Board upon the completion of the Merger).
The following table assumes the following:
•
the Merger resulted in the issuance of approximately 2 billion shares of Standard BioTools Common Stock based on an estimated Exchange Ratio of 11.6997 (based on Standard BioTools’ and Treeline’s capitalization as of June 3, 2026 and May 28, 2026 and taking into account Standard BioTools’ estimated cash position as of the Closing and excluding the effect of the proposed Standard BioTools reverse stock split);

•	the number of outstanding shares of Standard BioTools Common Stock at the Effective Time of the Merger was substantially the same as the number of shares outstanding on June 3, 2026;
•	the total number of shares of Standard BioTools Common Stock that will be outstanding upon consummation of the Merger will be shares; and
•
the number of shares and securities convertible into shares of Standard BioTools Common Stock held by the individuals and entities below at the Effective Time of the Merger was substantially the same as the holdings of these individuals and entities on June 3, 2026, except for shares issued and conversions of convertible securities pursuant to the Merger.

Name of Beneficial Owner	Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
5% Stockholders

Directors and Executive Officers

All current directors and executive officers as a group ( persons)

OTHER MATTERS
As of the date of this proxy statement/prospectus, the Standard BioTools Board does not intend to present any matters other than those described herein at the Special Meeting and is unaware of any matters to be presented by other parties. If other matters are properly brought before the meeting for action by the stockholders, proxies will be voted in accordance with the recommendation of the Standard BioTools Board or, in the absence of such a recommendation, in accordance with the judgment of the proxy holder.

HOUSEHOLDING OF PROXY MATERIALS
The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy statements, notices or other meeting materials with respect to two or more stockholders sharing the same address by delivering a single set of proxy materials or other meeting materials addressed to those stockholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for stockholders and cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.
Requests for additional copies of this proxy statement/prospectus should be directed to:
Standard BioTools Inc.
50 Milk Street, 10th Floor
Boston, MA 02109
Attention: Corporate Secretary
Telephone: (650) 266-6000

TRANSFER AGENT AND REGISTRAR
The transfer agent and registrar for Standard BioTools is Computershare Trust Company, N.A.

SUBMISSION OF STOCKHOLDER PROPOSALS
Stockholders may present proper proposals for inclusion in the Standard BioTools proxy statement and for consideration at the next annual meeting of stockholders by submitting their proposals in writing to Standard BioTools’ Corporate Secretary in a timely manner. For a stockholder proposal to be considered for inclusion in Standard BioTools’ proxy statement for Standard BioTools’ next annual meeting of stockholders (the “2027 Annual Meeting”), Standard BioTools’ Corporate Secretary must receive the written proposal at Standard BioTools’ principal executive offices not later than December 28, 2026, the date that is 120 calendar days before the date that is one year after the date of Standard BioTools’ proxy statement released to stockholders in connection with the 2026 Annual Meeting; provided, however, that in the event that Standard BioTools holds its 2027 Annual Meeting more than 30 days before or after the one-year anniversary date of the 2026 Annual Meeting, Standard BioTools will disclose the new deadline by which stockholder proposals must be received under Item 5 of Standard BioTools’ earliest possible Quarterly Report on Form 10-Q or, if impracticable, by any means reasonably calculated to inform stockholders. In addition, stockholder proposals must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such proposals also must comply with SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Proposals should be addressed to:
Standard BioTools Inc.
Attn: Corporate Secretary
50 Milk Street, 10th Floor
Boston, MA 02109
Other Proposals, Including Director Nominations, Not for Inclusion in Standard BioTools’ Proxy Statement
The Standard BioTools Bylaws also establish an advance notice procedure for stockholders who wish to present a proposal, including director nominations, before an annual meeting of stockholders, but do not intend for the proposal to be included in Standard BioTools’ proxy statement. The Standard BioTools Bylaws provide that the only business that may be conducted at an annual meeting is business that is (i) specified in the Standard BioTools proxy materials with respect to such meeting, (ii) otherwise properly brought before the meeting by or at the direction of the Standard BioTools Board, or (iii) properly brought before the meeting by a stockholder of record entitled to vote at the annual meeting who has delivered timely written notice to Standard BioTools’ Corporate Secretary, which notice must contain the information specified in the Standard BioTools Bylaws. To be timely under the Standard BioTools Bylaws for Standard BioTools’ 2027 Annual Meeting, Standard BioTools’ Corporate Secretary must receive the written notice at Standard BioTools’ principal executive offices not earlier than the date that is 75 days before (February 11, 2027), or later than the date that is 45 days before (March 13, 2027), the one-year anniversary of the date on which Standard BioTools first mailed its proxy materials or a notice of availability of proxy materials (whichever is earlier) for the 2026 Annual Meeting.
In the event that Standard BioTools holds its 2027 Annual Meeting more than 30 days before or more than 60 days after the one-year anniversary date of the 2026 Annual Meeting, then notice of a stockholder proposal that is not intended to be included in Standard BioTools’ proxy statement must be received no earlier than the close of business on the 120th day before the 2027 Annual Meeting and no later than the close of business on the later of the following two dates:
•	the 90th day prior to the 2027 Annual Meeting, or
•	the 10th day following the day on which public announcement of the date of such meeting is first made.
If a stockholder who has notified us of his, her or its intention to present a proposal at an annual meeting does not appear to present such proposal at such meeting, Standard BioTools is not required to present the proposal for a vote at the meeting.
In addition to satisfying the requirements under the advance notice procedures of the Standard BioTools Bylaws described above, to comply with the universal proxy rules under the Exchange Act, any stockholder who intends to solicit proxies in support of director nominees other than Standard BioTools’ nominees must provide written notice that sets forth the information required by Rule 14a-19 under the Exchange Act no later than April 18, 2027 and otherwise comply with the requirements of Rule 14a-19.

Submitting Recommendations for Director Candidates to Standard BioTools’ Nominating and Corporate Governance Committee
In addition to the above, a stockholder may make a recommendation to Standard BioTools’ nominating and corporate governance committee relating to director candidates. It is the policy of the nominating and corporate governance committee of the Standard BioTools Board (the “Nominating and Corporate Governance Committee”) to consider recommendations for candidates to the Standard BioTools Board from stockholders holding not less than one percent (1%) of the outstanding shares of the Standard BioTools Common Stock continuously for at least twelve months prior to the date of submission of the recommendation. For additional information regarding stockholder recommendations for director candidates, please see the section entitled “Corporate Governance and Board of Directors — Process for Recommending Candidates to the Board of Directors” of Standard BioTools’ definitive proxy statement filed on Schedule 14A with the SEC on April 27, 2026.
Availability of Bylaws
The Standard BioTools Bylaws are available on the Standard BioTools website at https://investors.StandardBio.com/corporate-governance/governance-overview. You may also contact the Standard BioTools Corporate Secretary at Standard BioTools’ principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

COMMUNICATIONS FROM STANDARD BIOTOOLS STOCKHOLDERS
The Standard BioTools Board will give appropriate attention to written communications that are submitted by stockholders and will respond if and as appropriate. Standard BioTools’ Secretary is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to Standard BioTools’ directors as he or she considers appropriate.
Communications are distributed to the Standard BioTools Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. Stockholders who wish to send communications on any topic to the Standard BioTools Board should address such communications to the Standard BioTools Board (i) in writing: c/o Corporate Secretary, Standard BioTools Inc., 50 Milk Street, 10th Floor Boston, MA 02109 or (ii) by going online to: https://investors.standardbio.com and clicking on “Governance — Contact the Board.”

LEGAL MATTERS
Freshfields US LLP, New York, New York, will pass upon the validity of the Standard BioTools Common Stock to be issued pursuant to the Merger.
EXPERTS
The financial statements of Standard BioTools Inc. and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Standard BioTools Inc.’s Annual Report on Form 10-K for the year ended December 31, 2025 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The consolidated financial statements of Treeline Biosciences, Inc. and subsidiary at December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, included in the proxy statement of Standard BioTools Inc., which is referred to and made a part of this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report appearing elsewhere herein, and included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows Standard BioTools to incorporate certain information into this proxy statement/prospectus by reference to other information that has been filed with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus (including the resale prospectus also included in the registration statement on Form S-4 of which this proxy statement/prospectus forms a part), except as set forth below and except for any information superseded by information in this proxy statement/prospectus or in later filed documents incorporated by reference into this proxy statement/prospectus. The documents that are incorporated by reference contain important information about Standard BioTools and you should read this document together with any other documents incorporated by reference in this proxy statement/prospectus. Copies of all or any part of this proxy statement/prospectus, including the documents incorporated by reference or the exhibits, are available at the SEC’s website at www.sec.gov.
This proxy statement/prospectus incorporates by reference the following documents that have previously been filed with the SEC by Standard BioTools (File No. 001-34180), in each case excluding any information furnished but not filed pursuant to the rules promulgated under the Exchange Act:

Standard BioTools SEC Filings (File No. 001-34180)	Period
Annual Report on Form 10-K	Fiscal year ended December 31, 2025, filed on March 16, 2026
Portions of the Proxy Statement on Schedule 14A incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended December 31, 2025	Filed April 27, 2026
Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2026, filed on May 6, 2026
Current Reports on Form 8-K, excluding any information furnished but not filed pursuant to the rules promulgated under the Exchange Act.	Filed on January 30, 2026, February 5, 2026, April 24, 2026, May 28, 2026, June 3, 2026, June 5, 2026, June 8, 2026 and June 18, 2026.

In addition, Standard BioTools is incorporating by reference any documents it may file under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the Special Meeting. Such documents are considered to be part of this proxy statement/prospectus, effective as of the date such documents are filed with the SEC.
Standard BioTools files annual, quarterly and current reports, proxy statements and other information with the SEC. You may obtain the information incorporated by reference and any other materials Standard BioTools files with the SEC without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 335 of this proxy statement/prospectus.
Standard BioTools has not authorized anyone to give any information or make any representation about the Merger, the Merger Agreement or the transactions contemplated thereby, including any of the proposals set forth herein, that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

WHERE YOU CAN FIND MORE INFORMATION
Standard BioTools files annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Standard BioTools, which you can access at www.sec.gov. Standard BioTools’ SEC filings are also available on Standard BioTools’ corporate website at www.standardbio.com under the heading “Investor Relations.” By referring to Standard BioTools’ website and the SEC’s website, Standard BioTools does not incorporate any such website or its contents into this proxy statement/prospectus. Standard BioTools Common Stock is listed on The Nasdaq Global Select Market under the trading symbol “LAB.”
Standard BioTools has filed with the SEC a registration statement on Form S-4, of which this proxy statement/prospectus is a part, under the Securities Act to register certain of the shares of Standard BioTools Common Stock to be issued to Treeline stockholders in the Merger. The registration statement, including the attached annexes, exhibits and schedules, contains additional relevant information about Standard BioTools and Standard BioTools Common Stock. This proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.
Standard BioTools has supplied all of the information contained in or incorporated by reference into this proxy statement/prospectus relating to Standard BioTools, and Treeline has supplied all information contained in this proxy statement/prospectus relating to Treeline.
Standard BioTools has engaged     as its proxy solicitor for the Special Meeting. Any questions about the Merger, requests for additional copies of documents or assistance submitting a proxy or voting your shares of Standard BioTools’ capital stock may be directed to     by mail at     or via email at    . Standard BioTools stockholders may call     toll-free at    .

TREELINE BIOSCIENCES, INC. AND SUBSIDIARY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of Treeline Biosciences, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Treeline Biosciences, Inc. and subsidiary (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, redeemable preferred stock and stockholders’ deficit and cash flows for the years then ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2021.
Iselin, New Jersey
June 16, 2026

TREELINE BIOSCIENCES, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31
	2025	2024
Assets
Current assets:
Cash and cash equivalents	$46,331	$39,534
Marketable securities	558,469	463,520
Other current assets	11,502	11,006
Total current assets	616,302	514,060

Property and equipment, net	11,896	16,885
Right-of-use asset	18,971	10,845
Restricted cash	1,144	1,160
Other assets	6,742	1,893
Total assets	$655,055	$544,843

Liabilities, convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$5,297	$7,332
Accrued expenses	17,671	15,665
Current lease liability	3,973	4,308
Total current liabilities	26,941	27,305
Noncurrent lease liability	15,617	6,173
Total liabilities	42,558	33,478

Redeemable convertible preferred stock:
Series A, Series A-1, Series A-2 Convertible Preferred Stock, par value $0.00001: 174,566,382 shares authorized, 144,834,563 shares issued and outstanding as of December 31, 2025; 115,102,744 shares issued and outstanding as of December 31, 2024 (Liquidation value $1,196,404 at December 31, 2025)	1,181,061	939,275
Commitments and contingencies (Note 7)
Stockholders’ deficit:
Common stock, par value $0.00001: 222,260,000 shares authorized, 20,765,754 shares issued and outstanding as of December 31, 2025; 19,657,900 shares issued and outstanding as of December 31, 2024	—	—
Additional paid-in-capital	32,242	11,168
Accumulated other comprehensive income (loss)	476	(335)
Accumulated deficit	(601,282)	(438,743)
Total stockholders’ deficit	(568,564)	(427,910)
Total liabilities, redeemable preferred stock and stockholders’ deficit	$655,055	$544,843

The accompanying notes are an integral part of these consolidated financial statements.

TREELINE BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN THOUSANDS)

	Year Ended December 31
	2025	2024
Operating expenses:
Research and development	$160,009	$151,706
General and administrative	23,256	23,558
Total operating expenses	183,265	175,264

Loss from operations	(183,265)	(175,264)
Other income	20,726	12,777
Net loss	(162,539)	(162,487)

Share information:
Net loss per share of common stock, basic and diluted	$(7.42)	$(8.47)
Weighted-average shares of common stock outstanding, basic and diluted	21,911,034	19,187,080

Comprehensive loss:
Net loss	(162,539)	(162,487)
Unrealized gain (loss) on marketable securities, net of tax	811	(524)
Comprehensive loss	$(161,728)	$(163,011)

The accompanying notes are an integral part of these consolidated financial statements.

TREELINE BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(IN THOUSANDS, EXCEPT SHARE DATA)

	Series A, Series A-1, Series A-2 Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2024	66,117,249	$517,663	18,871,370	$—	$6,228	$189	$(276,256)	$(269,839)
Exercise of stock options	—	—	786,530	—	810	—	—	810
Stock-based compensation	—	—	—	—	4,130	—	—	4,130
Unrealized loss on marketable securities	—	—	—	—	—	(524)	—	(524)
Sale of Series A-1 convertible Preferred Stock, net of issuance cost of $168	48,985,495	421,612	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	(162,487)	(162,487)
Balance at December 31, 2024	115,102,744	939,275	19,657,900	—	11,168	(335)	(438,743)	(427,910)
Sale of Series A-2 convertible preferred stock and pre-funded warrants, net of issuance costs of $521	29,731,819	241,786	—	—	13,739	—	—	13,739
Exercise of stock options	—	—	1,107,854	—	1,489	—	—	1,489
Stock-based compensation	—	—	—	—	5,846	—	—	5,846
Unrealized gain on marketable securities	—	—	—	—	—	811	—	811
Net loss	—	—	—	—	—	—	(162,539)	(162,539)
Balance at December 31, 2025	144,834,563	$1,181,061	20,765,754	$—	$32,242	$476	$(601,282)	$(568,564)

The accompanying notes are an integral part of these consolidated financial statements.

TREELINE BIOSCIENCES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Year Ended December 31
	2025	2024
Operating activities
Net loss	$(162,539)	$(162,487)
Adjustments to reconcile net loss from operations to net cash used in operating activities:
Stock-based compensation	5,846	4,130
Depreciation and amortization	6,061	5,566
Amortization of premium and discount on marketable securities, net	(9,611)	(6,559)
Disposals of fixed assets	201	325
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(5,345)	(3,935)
Accounts payable	(2,020)	2,849
Accrued expenses	2,006	80
Right of use assets and operating lease liabilities, net	983	(212)
Net cash used in operating activities	(164,418)	(160,243)

Investing activities
Purchases of marketable securities	(522,195)	(445,949)
Maturities of marketable securities	437,668	194,730
Purchases of fixed assets	(1,288)	(5,130)
Net cash used in investing activities	(85,815)	(256,349)

Financing activities
Proceeds from exercise of options	1,489	810
Proceeds from issuance of preferred stock and prefunded warrants, net of issuance costs	255,525	421,612
Net cash provided by financing activities	257,014	422,422

Net increase in cash, cash equivalents, and restricted cash	6,781	5,830
Cash, cash equivalents, and restricted cash, beginning of year	40,694	34,864
Cash, cash equivalents, and restricted cash, end of year	$47,475	$40,694

Supplemental noncash investing information
Unrealized gain (loss) on marketable securities	$811	$(524)
Property and equipment in accounts payable	$15	$153
Initial recognition of operating lease right-of-use asset	$12,500	$4,401

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business
Treeline Biosciences, Inc. and Subsidiary (the Company) is a biotechnology company focused on building transformative precision medicines for patients with cancer and other serious conditions. In 2023, the Company created a wholly owned Swiss subsidiary, Treeline Biosciences GmbH, for the purposes of conducting research and development (R&D). The Company’s reporting currency is the U.S. dollar.
Liquidity
The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit of $601.3 million as of December 31, 2025. The Company anticipates incurring additional losses until such time, if ever, as it can generate significant sales of its product candidates. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. No assurance can be given that any such financing will be available when needed or that the Company’s R&D efforts will be successful.
The Company follows the provisions of the Financial Accounting Standards Board (the FASB) Accounting Standards Codification (ASC) Topic 205-40, Presentation of Financial Statements — Going Concern, which requires management to assess the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. As of December 31, 2025, the Company had cash, cash equivalents, and marketable securities of $604.8 million, which the Company expects to be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months from the issuance date of these consolidated financial statements. To fund its operating expenses and capital expenditure requirements after that date, the Company plans to seek additional funding through public or private equity offerings, debt financings, collaborations, strategic alliances, and/or licensing arrangements. The Company may not be able to obtain financing on acceptable terms, or at all, and the Company may not be able to enter into strategic alliances or other arrangements on favorable terms, or at all. The terms of any financing may adversely affect the holdings or the rights of the Company’s stockholders. If the Company is unable to obtain funding, the Company could be required to delay, reduce, or eliminate R&D programs, product portfolio expansion, or future commercialization efforts, which could adversely affect its business prospects.
Risks and Uncertainties
The Company faces risks associated with biotechnology companies. Product candidates currently being researched will require significant additional R&D efforts, including extensive preclinical studies and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital for the Company to complete its R&D, defend its intellectual property rights, and recruit and retain skilled personnel and key members of management. Even if the Company’s efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
2. Basis of Presentation and Significant Accounting Policies
Basis of Presentation
The accompanying consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the ASC and Accounting Standards Updates (ASUs) of the FASB. The accompanying consolidated financial statements include all adjustments necessary for the fair presentation of the Company’s financial position for the period presented.
Principles of Consolidation
The Company’s consolidated financial statements include the accounts of Treeline Biosciences, Inc. and its wholly owned subsidiary, Treeline Biosciences GmbH. All intercompany transactions between and among the Company and its subsidiary have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and expenses reported in the consolidated financial statements and the accompanying notes. Due to the uncertainty of factors regarding the estimates or judgments used in the preparation of the consolidated financial statements, actual results may vary materially from these estimates.

Estimates and assumptions are periodically reviewed, and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.
Areas that require management’s estimates include fair value of the Company’s common stock and stock-based compensation (Note 10).
Fair Value of Financial Instruments
Management believes that the carrying amounts of the Company’s cash and cash equivalents and accounts payable, accrued expenses, and other liabilities approximate fair value due to the short-term nature of those instruments.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents, and marketable securities. Substantially all of the Company’s cash deposits are maintained at a large, creditworthy financial institution. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant risk on its cash and cash equivalents beyond the normal credit risk associated with commercial banking relationships.
Foreign Currency
Monetary assets and liabilities resulting from transactions denominated in currencies other than the functional currency are remeasured into the functional currency at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are measured using historical exchange rates prevailing at the date of the transaction and are not subsequently remeasured. Foreign currency remeasurement gains and losses are recognized within other income in the consolidated statements of operations and comprehensive loss. Foreign currency remeasurement gains and losses for the years ended December 31, 2025 and 2024 were not material.
Cash, Cash Equivalents, and Restricted Cash
The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in a money market account. The Company held cash as of December 31, 2025 and 2024, of approximately $1.1 million and $1.2 million, respectively, in separate restricted bank accounts for lease security deposits. The Company has classified these amounts as long-term restricted cash on the accompanying consolidated balance sheets as these leases expire after December 31, 2026.
Marketable Securities
The Company’s marketable securities consist of investments in corporate debt securities, commercial paper, and government bonds that are classified as available for sale. These securities are carried at fair value with the unrealized gains and losses included, net of tax, in accumulated other comprehensive income (loss), a component of stockholders’ equity. Realized gains and losses and declines in value determined to be other than temporary are included on the Company’s statements of operations and comprehensive loss. All marketable securities are available for use, as needed, to fund operations and therefore, the Company classifies all marketable securities as current assets on the consolidated balance sheets.
Property and Equipment
Property and equipment (Note 5) are stated at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years, as follows:

Fixed Asset Type	Estimated Useful Life
Computer equipment	3 years
Lab equipment	5 years
Furniture and fixtures	7 years

Expenditures for repairs and maintenance of assets are charged to expense as incurred, while major betterments are capitalized. Upon retirement or sale, the cost and related accumulated depreciation of assets disposed of are removed from the accounts and any resulting gain or loss is included on the statements of operations and comprehensive loss.
The Company reviews long-lived assets, such as property and equipment, for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If indicators of impairment are present, the assets are tested for recoverability by comparing the carrying amount of the assets with the related estimated future undiscounted cash flows that the assets are expected to generate. If the expected cash flows are less than the carrying value of the asset, then the asset is considered to be impaired and its carrying value is written down to fair value, based on the related estimated discounted future cash flows.
Leases
Contractual arrangements that meet the definition of a lease are classified as operating or finance leases and are recorded on the consolidated balance sheets as both a right-of-use asset (ROU asset) and lease liability, calculated by discounting fixed lease payments over the lease term at the Company’s incremental borrowing rate (IBR). Lease ROU assets and lease obligations are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. ROU assets are adjusted for payments made at or before the commencement date. The Company currently has operating leases for office and lab space.
The Company considers a lease term to be the noncancelable period that it has the right to use the underlying asset, including any periods where it is reasonably certain the Company will exercise any option to extend the contract. Lease costs for minimum lease payments for operating leases are recognized on a straight-line basis over the lease term. Lease liabilities are increased by interest and reduced by payments each period, and the ROU asset is reduced over the lease term. Variable lease payments that do not depend on an index or rate are recognized as lease costs when incurred. In measuring the ROU assets and lease liabilities, the Company has elected to combine lease and non-lease components.
The Company does not recognize ROU assets or lease liabilities for short-term leases, if any, having initial terms of 12 months or less at lease commencement as an accounting policy election, and recognizes rent expense on a straight-line basis over the lease term for these types of leases.
Patent-Related Costs
Patent-related costs incurred in connection with patent applications are expensed as incurred due to the uncertainty about the recovery of the expenditure. Amounts incurred are classified as general and administrative expenses in the accompanying consolidated statement of operations and comprehensive loss.
Research and Development Costs
R&D costs are expensed as incurred. R&D expenses are composed of costs incurred in performing R&D activities and consist primarily of personnel costs, facilities costs, depreciation, lab expenses, software expenses, third-party license fees, costs related to third parties engaged to conduct clinical trials and preclinical R&D activities, and stock-based compensation expenses.
The Company has entered into various R&D contracts with third parties to conduct research on its behalf. These agreements are generally cancelable. The Company records accruals for estimated ongoing research costs. When evaluating the adequacy of the accrued liabilities, the Company analyzes progress of the studies, including the phase or completion of events, invoices received, and contracted costs. Significant judgments and estimates may be required in determining the accrued balances at the end of any reporting period. Actual results could differ from the Company’s estimates. The Company’s historical accrual estimates have not been materially different from the actual costs.
Costs incurred in obtaining technology licenses, which include up-front cash payments, common stock issuances, and liabilities for costs to perform certain research activities on behalf of the licensor that are deemed probable and estimable, are immediately recognized as acquired in-process R&D expense provided that the technology licensed has not reached feasibility and has no alternative future use.
Segment Information
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment. The Company’s chief operating decision-maker (CODM), its chief executive officer, manages the Company’s operations on a consolidated basis for the purpose of allocating resources.
The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance, makes operating decisions, and allocates resources for its segment based on net loss, which is reported on the statements of operations. The measure of segment assets is reported on the balance sheet as total assets.
The table below summarizes the significant expense categories regularly reviewed by the CODM:

	Years Ended December 31
	2025	2024
Clinical programs(a):
TLN-121	$8,687	$—
TLN-254	6,245	6,091
TLN-372	7,601	—
Preclinical programs and other(b)	87,994	98,635
Personnel costs, including stock-based compensation	49,482	46,980
Total research and development expenses	160,009	151,706
General and administrative
Personnel costs, including stock-based compensation	11,162	10,465
Professional fees and other(c)	12,094	13,093
Total general and administrative expenses	23,256	23,558
Total operating expenses	183,265	175,264
Loss from operations	(183,265)	(175,264)
Other income	20,726	12,777
Net loss	(162,539)	(162,487)

(a)
Once a program has received approval from the FDA of its investigational new drug (IND) application, the Company classifies the program as a clinical program. Until a program has received approval of its IND application, the Company considers it a preclinical program.

(b)	Preclinical programs and other includes expenses related to the Company’s preclinical programs, rent expense, and lab supplies.
(c)	Professional fees and other includes legal, accounting, and audit fees, rent expense, software licenses, and insurance costs.
Stock-Based Compensation
The Company measures employee and nonemployee share-based awards at their grant-date fair values and records compensation expense on a straight-line basis over the vesting periods of the awards. The Company accounts for forfeitures in the periods in which they occur. Estimating the fair value of share-based awards requires the input of subjective assumptions, including the estimated fair value of the Company’s common stock and, for stock options, the expected term of the options and stock price volatility. The Company uses the Black-Scholes option-pricing model to value its stock option awards. The assumptions used in estimating the fair value of share-based awards represent management’s estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, share-based compensation expense could be materially different for future awards.
The expected term of the stock options is estimated using the “simplified method” as the Company has limited historical information from which to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is the midpoint between the vesting period and the contractual term of the option. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free rate is based on the U.S. Treasury yield curve commensurate with the expected term of the option. The dividend rate is zero as the Company has not planned, nor does it plan in the foreseeable future, to declare dividends.

Income Taxes
Income taxes are accounted for under the asset and liability method. The Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities, and the expected benefits of net operating losses and income tax credit carryforwards. The impact of changes in tax rates and laws on deferred taxes, if any, applied during the period in which temporary differences are expected to be settled is reflected in the Company’s consolidated financial statements in the period of enactment. The measurement of deferred tax assets is reduced, if necessary, if, based on weight of the evidence, it is more likely than not that some, or all, of the deferred tax assets will not be realized. As of December 31, 2025 and 2024, the Company has concluded that a full valuation allowance is necessary for all of its net deferred tax assets. The Company had no amounts recorded for uncertain tax positions, interest, or penalties in the accompanying consolidated financial statements. Although there are no unrecognized income tax benefits, when applicable, the Company’s policy is to report interest and penalties related to unrecognized income tax benefits as a component of income tax expense or benefit.
Net Loss Per Share
Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Common shares issuable upon exercise of the pre-funded warrants that were sold in connection with the 2025 Series A-2 Preferred Stock and Warrant Purchase Agreement are included in the calculation of weighted-average number of shares outstanding for the year ended December 31, 2025. Consistent with the guidance in ASC 260-10-45-13, the underlying common shares are issuable for little to no consideration and there are no vesting conditions or contingencies associated with the warrants. Accordingly, the aggregate number of common shares underlying the pre-funded warrants have been considered outstanding for purposes of the calculation of net loss per share from the date of issuance. Diluted net loss per share of common stock includes the effect, if any, from the potential exercise of securities, such as stock options, unvested restricted stock units, and convertible preferred stock which would result in the issuance of incremental shares of common stock. Basic and diluted net loss per share is presented in conformity with the two-class method required for participating securities as the convertible preferred stock is considered a participating security. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to common stockholders. Because the Company has reported a net loss for the reporting periods presented, the diluted net loss per common share is the same as basic net loss per common share for those periods.
The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	As of December 31,
	2025	2024
Convertible preferred stock	144,834,563	115,102,744
Stock options	18,441,432	14,879,112
Unvested restricted stock awards	—	866,301
Total	163,275,995	130,848,157

Amounts in the above table reflect the common stock equivalents.
Recently Adopted Accounting Standards
From time to time, new accounting pronouncements are issued by the FASB and are early adopted by the Company or adopted as of the specified effective date.
In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (ASU-2023-07), which expands segment disclosures including, among other matters, significant segment expenses regularly provided to the chief operating decision-maker and the title and position of the chief operating decision-maker. The amendments included in this ASU apply to all public entities that are required to report segment information in accordance with Topic 280, including those with a single reportable segment. The amendments are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-07 effective for the year ended December 31, 2024 on a retrospective basis. The additional disclosures required by ASU 2023-07 are reflected in the segment information presented in Note 2.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this update apply to all entities that are subject to Topic 740, Income Taxes. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. For public entities, the amendments in this update are effective for annual periods beginning after December 15, 2024 and may be applied prospectively or retrospectively. The amendments were applied retrospectively and are reflected in Note 11.
Recently Issued Accounting Pronouncements Not Yet Adopted
In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. In January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date. The amendments are effective for annual periods beginning after December 15, 2026 and interim periods within annual periods beginning after December 15, 2027. As an emerging growth company that has elected the extended transition period, the Company expects to adopt this standard for the annual period beginning January 1, 2028. Early adoption is permitted. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which requires entities to consider the factors in ASC 805-10-55-12 through 55-15 when identifying the accounting acquirer in a business combination effected primarily through an exchange of equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business (ASU 2025-03). The amendments are effective for all entities for annual periods beginning after December 15, 2026 and interim periods within those periods, with early adoption permitted. The Company has elected to early adopt ASU 2025-03 effective January 1, 2026. Because the standard is applied prospectively, adoption has no effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2025 and 2024.
3. Marketable Securities
The following is a summary of the Company’s marketable securities (amounts in thousands):

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
As of December 31, 2025
Marketable securities:
Commercial paper	$228,361	$85	$(14)	$228,432
Corporate debt securities	86,174	63	—	86,237
U.S. Treasury bonds	220,885	292	—	221,177
U.S. government agency	22,572	51	—	22,623
Total assets measured at fair value	$557,992	$491	$(14)	$558,469

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
As of December 31, 2024
Marketable securities:
Commercial paper	$270,535	$78	$(80)	$270,533
Corporate debt securities	25,005	8	(28)	24,985
U.S. Treasury bonds	142,528	46	(421)	142,153
U.S. government agency	25,787	73	(11)	25,849
Total assets measured at fair value	$463,855	$205	$(540)	$463,520

The Company’s marketable securities generally have contractual maturity dates of between 3 and 24 months as of December 31, 2025. Net unrealized gain on marketable securities as of December 31, 2025, was $0.5 million. Net unrealized loss on marketable securities as of December 31, 2024, was $0.3 million. As of December 31, 2025, the Company had 8 securities with a total fair market value of $54.3 million in an unrealized loss position. The gains and losses in the table above were primarily due to changes in interest rates, and not due to increased credit risks associated with specific securities, and the Company believes that it is not more likely than not that the Company will be required to sell its marketable securities before recovery of their amortized cost bases, which may be at maturity. Accordingly, no other-than-temporary impairment was recorded for the years ended December 31, 2025 or 2024, and there were no realized gains or losses recorded during the year ended December 31, 2025 or 2024.
The following is a summary of the Company’s marketable debt securities by contractual maturity (amounts in thousands):

	As of December 31
	2025	2024
Due in one year or less	$464,332	$329,017
Due after one year through five years	94,137	134,503
Total	$558,469	$463,520

Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.
4. Fair Value Measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or a liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
•
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following tables present the Company’s assets that are measured at fair value on a recurring basis (amounts in thousands):

	(Level 1)	(Level 2)	(Level 3)
Assets as of December 31, 2025
Cash equivalents (money market accounts), including restricted cash	$47,475	$—	$—
Marketable securities:
Commercial paper	—	228,432	—
Corporate debt securities	—	86,237	—
U.S. government and agency securities	—	243,800	—
Total assets measured at fair value	$47,475	$558,469	$—

	(Level 1)	(Level 2)	(Level 3)
Assets as of December 31, 2024
Cash equivalents (money market accounts), including restricted cash	$40,694	$—	$—
Marketable securities:
Commercial paper	—	270,533	—
Corporate debt securities	—	24,985	—
U.S. government and agency securities	—	168,002	—
Total assets measured at fair value	$40,694	$463,520	$—

The fair values of the Company’s Level 2 marketable securities are estimated primarily based on benchmark yields, reported trades, market-based quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data, including market research publications, which represent a market approach. In general, a market approach is utilized if there is readily available and relevant market activity for an individual security. This valuation technique may change from period to period, based on the relevance and availability of market data.
5. Property and Equipment, Net
Property and equipment consist of the following (amounts in thousands):

	December 31
	2025	2024
Lab equipment	$29,392	$28,545
Furniture and fixtures	733	1,028
Computer equipment	979	768
Total property and equipment	31,104	30,341
Less accumulated depreciation	(19,208)	(13,456)
Property and equipment, net	$11,896	$16,885

Depreciation expense was $6.1 million and $5.6 million for the years ended December 31, 2025 and 2024, respectively. Of the total property and equipment, net, $0.3 million were located in Switzerland as of December 31, 2025 and 2024, with the remaining property and equipment, net located in the United States.
6. Accrued Expenses
Accrued expenses consist of the following (amounts in thousands):

	December 31
	2025	2024
Employee compensation	$8,309	$8,533
Professional services	585	1,737
Clinical trials	2,809	287
Other research and development	5,529	4,711
Other	439	397
Total accrued expenses	$17,671	$15,665

7. Commitments and Contingencies
Operating Leases
The Company has operating leases in San Diego, California; Stamford, Connecticut; and Watertown, Massachusetts, none of which provide for a bargain purchase option or transfer of ownership at any point during the leases. The Company evaluates renewal options at lease inception and on an ongoing basis and includes renewal options that it is reasonably certain to exercise in its expected lease terms when classifying leases and measuring lease liabilities.
The Company’s leases generally do not provide an implicit rate, and therefore, the Company uses its incremental borrowing rate (9%–13%) as the discount rate when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease.

Future undiscounted minimum annual lease payments under the Company’s leases as of December 31, 2025 are as follows (amounts in thousands):

Future undiscounted minimum annual lease payments
2026	$4,236
2027	5,462
2028	2,914
2029	2,983
2030	2,979
Thereafter	10,597
Total lease payments	29,171
Less imputed interest	(10,216)
Total lease liabilities	$18,955

During the years ended December 31, 2025 and 2024, operating lease costs were $5.5 million and $4.1 million, respectively. During the years ended December 31, 2025 and 2024, variable lease expense was $3.6 million and $3.3 million, respectively.
In addition, the Company is party to short-term leases having a term of 12 months or less at the commencement date. The Company recognizes short-term lease expense on a straight-line basis and does not record a related right-of-use asset or lease liability for such leases. The costs related to short-term leases were $0.4 million and $0.6 million for the years ended December 31, 2025 and 2024, respectively.
During the years ended December 31, 2025 and 2024, the following other information associated with the leases is as follows (amounts in thousands):

	2025	2024
Operating cash flows from operating leases	$5,075	$3,911
Weighted average remaining lease term – operating leases (years)	6.00	3.00
Weighted average discount rate – operating leases	12.30%	12.50%

Litigation
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources (collectively, Contingency Matters) are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. For Contingency Matters in which the likelihood of material loss is at least reasonably possible, the Company provides disclosure of the possible loss or range of loss. If a reasonable estimate cannot be made, however, the Company will provide disclosure to that effect. At December 31, 2025 and 2024, there are no Contingency Matters currently outstanding.
8. License Agreements
CRT Pioneer Fund License Agreement
In May 2022, the Company entered into an exclusive worldwide license agreement (the CRT License Agreement) with CRT Pioneer Fund LP (CPF) to research, develop, manufacture, and commercialize products targeting BCL6 (B-cell lymphoma 6 protein) (BCL6 Products). As consideration for the license, the Company paid an up-front license fee of $2.0 million in 2022, and may owe future development milestone payments totaling up to $22.5 million, commercial milestone payments totaling up to $53.0 million, and low-single-digit royalties on net sales of any product covered by the CRT License Agreement, payable until generic competition commences with respect to such product on a country-by-country basis. The Company incurred and paid $2.5 million and $0 in milestone payments during the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, the Company paid $4.5 million to CPF under the CRT License Agreement. The CRT License Agreement will continue on a country-by-country basis until expiration of the royalty term, subject to earlier termination by either party for the other’s uncured material breach or by the Company for convenience upon prior written notice.

Jiangsu Hengrui Pharmaceuticals License Agreement
In February 2023, the Company entered into an exclusive license agreement (the Jiangsu License) with Jiangsu Hengrui Pharmaceuticals (Jiangsu), pursuant to which the Company obtained exclusive rights to develop and commercialize SHR2554 (TLN-254) and related products outside of mainland China, Hong Kong, Macau, and Taiwan. As consideration for the Exclusive License, the Company paid an up-front fee of $11.0 million in 2023, and may owe additional development milestone payments totaling up to $45.0 million, commercial milestone payments totaling up to $650.0 million, and tiered royalties ranging in the lower teens based on future net sales of licensed products, subject to customary step-downs and a royalty floor. Royalties are payable on a product-by-product and country-by-country basis until expiration of the applicable royalty term. To date, the Company has not incurred expenses related to the Jiangsu License other than the up-front fee of $11.0 million. The Company has incurred operating expenses of $0.1 million and $0.2 million to Jiangsu during the years ended December 31, 2025 and 2024, respectively, related to research and development activities. The Jiangsu License will continue until expiration of the last-to-expire royalty term, subject to earlier termination by either party for the other’s uncured material breach or by the Company for convenience upon prior written notice.
9. Convertible Preferred Stock and Stockholders’ Deficit
Convertible Preferred Stock
Prior to 2023, the Company issued 64,382,377 shares of Series A Preferred Stock (Series A) at a purchase price of $7.8275 per share and also sold 1,393,679 shares of Series A-1 Preferred Stock (Series A-1) at a purchase price of $8.6103 per share for net proceeds of $515.4 million. A total of 341,193 shares of Series A were issued upon conversion of the principal and accrued interest of a convertible promissory note.
In October 2024, the Company issued 48,985,495 shares of Series A-1 at a purchase price of $8.6103 per share for net proceeds of $421.6 million. This issuance represented the Future Series A-1 Rights that were initially described in the Series A and A-1 Preferred Stock purchase agreement. The Company determined that the Future Series A-1 Rights did not meet the definition of a freestanding financial instrument as they were not legally detachable. The Future Series A-1 Rights were also evaluated as an embedded derivative and the Company determined they did not meet the definition of a derivative instrument for which bifurcation would be required.
In 2025, the Company entered into a Series A-2 Preferred Stock (Series A-2) and Warrant Purchase Agreement with new and existing investors for the sale of 29,731,819 shares of Series A-2 at $8.6103 (Original Issue Price) per share for net proceeds of $255.5 million. Each purchaser also received a warrant to purchase nonredeemable common stock at an exercise price of $0.00001 per share (Warrants or pre-funded warrants), which expire ten years from issuance, exercisable for a total of 5,377,111 shares of common stock. In connection with the filing of the restated certificate of incorporation in August 2025, the Company reduced the number of authorized shares of Series A from 64,730,402 to 64,723,570 to eliminate previously authorized but unissued Series A shares.
Warrant holders have no voting rights. The Warrants were classified as a component of stockholders’ equity within additional paid-in capital. The Warrants are equity classified because they (i) are freestanding financial instruments that are legally detachable and separately exercisable from Series A-2, (ii) are immediately exercisable, (iii) do not embody an obligation for the Company to repurchase its shares, (iv) permit the holders to receive a fixed number of shares of common stock upon exercise, (v) are indexed to the Company’s common stock, and (vi) meet the equity classification criteria. As of December 31, 2025, there were Warrants to purchase 5,377,111 shares of common stock outstanding.
The authorized, issued, and outstanding shares of the Company’s convertible preferred and liquidation values as of December 31, 2025 were as follows (in thousands, except for share amounts):

	Authorized Shares	Outstanding Shares	Liquidation Value	Carrying Value
Series A	64,723,570	64,723,570	$506,624	$505,692
Series A-1	80,110,993	50,379,174	433,780	433,583
Series A-2	29,731,819	29,731,819	256,000	241,786
Total	174,566,382	144,834,563	$ 1,196,404	$ 1,181,061

The authorized, issued, and outstanding shares of the Company’s convertible preferred and liquidation values as of December 31, 2024 were as follows (in thousands, except for share amounts):

	Authorized Shares	Outstanding Shares	Liquidation Value	Carrying Value
Series A	64,730,402	64,723,570	$ 506,624	$ 505,692
Series A-1	50,403,973	50,379,174	433,780	433,583
Total	115,134,375	115,102,744	$ 940,404	$ 939,275

The following is a summary of the rights, preferences, and terms of the Series A, Series A-1, and Series A-2:
Dividends
Series A, Series A-1, and Series A-2 have no stated dividends.
Voting and Board Representation
Series A, Series A-1, and Series A-2 holders are entitled to one vote per share of Series A, Series A-1, and Series A-2 (i.e., Series A, Series A-1, and Series A-2 holders vote with common stockholders on an as-converted basis). The board of directors consists of nine members. The Series A and Series A-1 holders may designate seven members as long as at least 28,783,593 shares of Series A, Series A-1, and Series A-2 remain outstanding. The holders of a majority of the outstanding shares of common stock may designate two members. The remaining independent members, if any, may be elected by holders of common stock, Series A, and Series A-1, voting together as a single class on an as-converted-to-common stock basis. Holders of Series A-2 have no right to vote for or remove any directors.
Liquidation
In the event of any liquidation, dissolution, or winding up of the Company or a Deemed Liquidation Event as defined in the Company’s Restated Certificate of Incorporation, the holders of Series A, Series A-1, and Series A-2 are treated as a single class and are entitled to be paid out of the assets of the Company before any distribution or payment is made to holders of common stock. The liquidation value per share of Series A, Series A-1, and Series A-2 is equal to the greater of (a) the Original Issue Price plus any dividends declared but unpaid or (b) the amount per share as would have been payable had all shares of Series A, Series A-1, or Series A-2 been converted into common stock. The Original Issuance Price is $7.8275 per share for Series A and $8.6103 for Series A-1 and Series A-2. To the extent the funds and assets of the Company available for distribution to its stockholders are insufficient to fully repay the liquidation value due to Series A, Series A-1, and Series A-2 holders, the Series A, Series A-1, and Series A-2 holders shall share ratably in any distribution of funds.
Conversion Ratio
The initial conversion price equals the Original Issue Price of $7.8275 per share for Series A, and $8.6103 per share for Series A-1 and Series A-2 shares. Therefore, each Series A, Series A-1, and Series A-2 share converts into an equal number of shares of common stock (1 for 1).
Optional Conversion
Each share of Series A, Series A-1, and Series A-2 is convertible at the holder’s option at any time into common stock at the Original Issue Price. Each share of Series A-2 may be converted into one share of Series A-1 upon at least ten days’ written notice to the Company.
Mandatory Conversion
The Series A, Series A-1, and Series A-2 shares will automatically convert into common stock immediately prior to (i) a Qualified IPO; (ii) a Direct Listing; (iii) a merger, acquisition, or other business combination involving a special purpose acquisition company or similar entity that does not constitute a Deemed Liquidation Event and that results in each Series A, Series A-1, and Series A-2 holder receiving consideration per share of at least 1.25 times the Original Issue Price of Series A-1; or (iv) the occurrence of an event, date, or time specified by vote or written consent of the holders of a majority of the outstanding Preferred Stock.

Redemption
The Preferred Stock is subject to redemption under certain deemed liquidation events not solely within the control of the Company, as defined, and as such is considered contingently redeemable for accounting purposes and is classified as temporary equity in the Company’s consolidated balance sheets.
Common Stock and Restricted Common Stock
The holders of the common stock are entitled to one vote per share of common stock held at all meetings of stockholders. Unless required by law, there shall be no cumulative voting. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Series A, Series A-1, and Series A-2, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.
Restricted Stock Awards (RSAs) Under The Plan
After inception, the Company granted 4,282,916 shares of RSAs to employees and other service providers that generally vested over a four-year period with 25% of awards vesting after one year and then monthly thereafter. The fair value of an RSA is equal to the fair value of the Company’s common stock on the date of grant.
The following table summarizes the activity related to the unvested restricted stock grants to employees and nonemployees:

Shares
Unvested as of January 1, 2024	1,401,001
Granted	—
Vested	(1,063,786)
Forfeited	—
Unvested at December 31, 2024	337,215
Granted	—
Vested	(337,215)
Forfeited	—
Unvested at December 31, 2025	—

Restricted Stock Awards Outside the Plan
At and shortly after inception, the Company issued an aggregate of 13,690,972 shares of common stock to its founders, a collaboration and research partner in connection with a collaboration and sponsored research agreement and an advisor outside of the Plan.
The estimated fair value of the shares on the date of each issuance to such grantees was $0.0001 per share. As of December 31, 2025, 13,570,139 of such shares of common stock issued to the founders, commercial partner, and advisor outside of the Plan are fully vested.

Shares
Unvested as of January 1, 2024	3,948,357
Granted	—
Vested	(3,419,271)
Forfeited	—
Unvested at December 31, 2024	529,086
Granted	—
Vested	(529,086)
Forfeited	—
Unvested at December 31, 2025	—

10. Stock-Based Compensation
In 2021, the Company adopted the 2021 Equity Incentive Plan (as amended from time to time, the Plan) which provides for the granting of incentive stock options (ISOs) and nonqualified stock options (NQSOs). ISOs may be granted only to employees (including officers and directors who are also employees). NQSOs may be granted to employees, officers, directors, consultants, advisors, and other service providers of the Company. As of December 31, 2025, 38,152,270 shares were reserved for issuance under the Plan, of which 12,636,056 shares were available for future issuance.
The amount, terms of grants, and exercisability provisions are determined and set by the Company’s board of directors. The Company measures employee and nonemployee stock-based awards at grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the award. The Company recorded stock-based compensation expense in the following expense categories of its statements of operations and comprehensive loss (amounts in thousands):

	Year Ended December 31
	2025	2024
Research and development	$4,873	$3,479
General and administrative	973	651
Total stock-based compensation expense	$5,846	$4,130

Stock Options
The Company has issued service-based stock options that generally have a contractual term of up to ten years and may be exercisable in cash or as otherwise determined by the board of directors. Vesting generally occurs over a period of four years with 25% of awards vesting after one year and then monthly thereafter.
The following table summarizes the activity related to stock options:

	Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2023	12,379,406	$1.27	8.4
Granted	4,191,589	1.79
Exercised	(786,530)	1.03		$628
Forfeited or expired	(905,353)	1.52
Outstanding as of December 31, 2024	14,879,112	1.42	8.0	$ 12,391
Granted	5,803,750	2.32
Exercised	(1,107,854)	1.34		$1,090
Forfeited or expired	(1,133,576)	1.75
Outstanding as of December 31, 2025	18,441,432	1.68	7.6	$ 16,150
Exercisable as of December 31, 2025	10,007,903	1.36	6.6	$11,997
Vested and expected to vest as of December 31, 2025	18,441,432	1.68	7.6	$ 16,150

Options granted to employees during the years ended December 31, 2025 and 2024, had a weighted average grant-date fair value of $1.89 and $1.40 per share, respectively. As of December 31, 2025, the unrecognized compensation cost was $13.5 million and will be recognized over an estimated weighted average amortization period of 2.7 years.
The fair value of options is estimated using the Black-Scholes option-pricing model, which takes into account inputs such as the exercise price, the estimated fair value of the underlying common stock at the grant date, expected term, estimated stock price volatility, risk-free interest rate, and dividend yield. The fair value of stock options granted during the years ended December 31, 2025 and 2024, were determined using the methods and assumptions discussed below.
•
The expected term of stock options with service-based vesting is determined using the “simplified” method, as prescribed in the Securities and Exchange Commission’s Staff Accounting Bulletin (SAB) No. 107, whereby the expected life equals the arithmetic midpoint of the vesting term and the original contractual term of the option due to the Company’s lack of sufficient historical data.

•
The expected stock price volatility is based on historical volatility of comparable public entities within the Company’s industry, which were commensurate with the expected term assumption as described in SAB No. 107.

•	The risk-free interest rate is based on the interest rate payable on U.S. Treasury securities in effect at the time of grant for a period that is commensurate with the expected term.
•	The expected dividend yield is 0% because the Company has not historically paid and does not expect, for the foreseeable future, to pay a dividend on its common stock.
•
As the Company’s common stock has not been publicly traded, the Company periodically estimates the fair value of the Company’s common stock considering, among other things, contemporaneous valuations of its common stock in accordance with the guidance provided by the American Institute of Certified Public Accountants, Valuation of Privately-Held-Company Equity Securities Issued as Compensation — Accounting and Valuation Guide.

The grant-date fair value of each option grant was estimated using the Black-Scholes option-pricing model using the following weighted average assumptions:

	Year Ended December 31
	2025	2024
Expected term (in years)	6	6
Expected stock price volatility	102.09%	93.96%
Risk-free interest rate	4.21%	4.10%
Expected dividend yield	—%	—%
Fair value of option grant	$1.89	$1.40

11. Income Taxes
The Company provides for income taxes under ASC 740. Under ASC 740, the liability method is used. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company has not recorded a current or deferred income tax expense or benefit. The Company’s loss before income taxes was $162.5 million for the year ended December 31, 2025, which represents a U.S. loss of $162.6 million partially offset by non-U.S. income, compared with $162.5 million and $162.5 million, respectively, for the year ended December 31, 2024. As of December 31, 2025 and 2024, the Company does not have any uncertain tax positions.
The components of the Company’s deferred taxes as of December 31 are composed of the following (amounts in thousands):

	2025	2024
Deferred tax assets
Net operating losses	$121,143	$53,478
R&D credits	25,983	19,479
Other	759	476
Lease liabilities	4,745	2,620
Amortization	31,379	57,825
Gross deferred tax assets	184,009	133,878
Less valuation allowance	(179,023)	(130,376)
Total deferred tax assets	4,986	3,502
Deferred tax liabilities
Lease assets	(4,595)	(2,607)
Fixed assets	(391)	(895)
Total deferred tax liabilities	(4,986)	(3,502)
Net deferred tax assets	$—	$—

The reconciliation tax bill, commonly known as the “One Big Beautiful Bill Act” (OBBBA), was signed into law July 4, 2025, which is considered the enactment date under GAAP. Based on the OBBBA, the Company will make a method change to accelerate unamortized domestic R&D amounts in the 2025 taxable year. As a result of this implementation, the Company’s deferred tax assets as of December 31, 2025, reflects the change in tax treatment for these expenditures.
The Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. Based on the Company’s operating losses, the Company has concluded that it is more likely than not that the benefit of its deferred tax assets will not be realized. Accordingly, the Company has recorded a valuation allowance against its net deferred tax asset as of December 31, 2025 and 2024.
A reconciliation of income tax benefit computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows (amounts outside of percentages in thousands):

	Gross	Rate	Tax	Effective Rate
December 31, 2025
U.S. federal statutory tax rate	$(162,465)	21.0%	$(34,118)	21.0%
State and local income taxes, net of federal income tax effect	—	100.0	—	—
Foreign tax effects:
Other foreign jurisdictions	(32)	100.0	(32)	—
Effect of cross-border tax laws:
Global intangible low-taxed income	19	21.0	4	—
Tax credits:
Research and development tax credits	(5,493)		(5,493)	3.4
Changes in valuation allowance	161,831		38,326	(23.6)
Nontaxable or nondeductible items:
Other (all permanent)	4,638	21.0	974	(0.6)
Other	1,620	21.0	339	(0.2)
Effective tax rate			—	—%

	Gross	Rate	Tax	Effective Rate
December 31, 2024
U.S. federal statutory tax rate	$(162,487)	21.0%	$(34,122)	21.0%
State and local income taxes, net of federal income tax effect	—	100.0	—	—
Foreign tax effects:
Other foreign jurisdictions	(13)	100.0	(13)	—
Effect of cross-border tax laws:
Global intangible low-taxed income	—	21.0	—	—
Tax credits:
Research and development tax credits	(7,803)		(7,803)	4.8
Changes in valuation allowance	167,302		41,298	(25.4)
Nontaxable or nondeductible items:
Other (all permanent)	2,909	21.0	611	(0.4)
Other	139	21.0	29	—
Effective tax rate			—	—%

As of December 31, 2025 and 2024, the Company had U.S. federal net operating loss carryforwards of $459.2 million and $195.6 million, respectively, which may be available to offset future income tax liabilities. As of December 31, 2025 and 2024, the Company also had U.S. state net operating loss carryforwards of $403.8 million and $204.0 million, respectively, which may be available to offset future income tax liabilities. The federal net operating loss carryforwards and state net operating losses relating to Florida and New Mexico may be carried forward indefinitely, while the state net operating losses relating to Connecticut and Massachusetts may be carried forward for 20 years. As of December 31, 2025, the Company also had U.S. federal R&D of $19.6 million, and California R&D, and Massachusetts R&D credit carryforwards of $8.0 million. The federal R&D credits have a carryforward of 20 years, while the California and Massachusetts R&D credits may be carried forward indefinitely. For the years ended December 31, 2025 and 2024, the majority of the Company’s income and expense is generated in the state of Massachusetts.
Under the provisions of the Internal Revenue Code, the net operating loss carryforward is subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. The net operating loss carryforward may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant shareholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code of 1986, respectively, as well as similar state tax provisions. This could limit the amount of tax attributes that the Company can utilize annually to offset future taxable income or tax liabilities. The amount of the annual limitation will be determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.
The Company files income tax returns in the U.S. and various state jurisdictions. The federal and state income tax returns filed to date remain subject to tax examination. To the extent the Company has tax attribute carryforwards, the tax years in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period.
Consistent with the Company’s practice in historical periods, the Company does maintain an assertion that the accumulated earnings of its foreign subsidiaries are considered to be permanently reinvested.
The Company has elected to recognize the tax on global intangible low-taxed income (GILTI) as a period expense in the period the tax is incurred. As such, the Company has included its GILTI provision associated with current year operations solely within the estimated annual effective tax rate and has not provided additional GILTI on deferred items.
12. Subsequent Events
The Company has evaluated subsequent events through June 16, 2026, the date on which the accompanying consolidated financial statements were issued, and has determined that the following matters required disclosure.
On June 6, 2026, the Company entered into an Agreement and Plan of Merger and Reorganization (the Merger Agreement) with Standard BioTools Inc. (Nasdaq: LAB) (Standard) and Siri Merger Sub, Inc. (Merger Sub), a wholly owned subsidiary of Standard. Under the Merger Agreement, Merger Sub will merge with and into the Company, and the Company will survive as a wholly owned subsidiary of Standard (the Merger). Upon completion of the Merger, the business of Treeline will continue as the business of the surviving corporation. At the effective time of the Merger, each outstanding share of the Company’s common stock, including each share of Series A, Series A-1, and Series A-2 convertible preferred stock (which will convert into common stock immediately prior to the Merger), will be converted into the right to receive shares of Standard common stock based on an exchange ratio determined in accordance with the Merger Agreement. Each outstanding option to purchase the Company’s common stock, whether vested or unvested, will be assumed by Standard and converted into an option to purchase Standard common stock, with the number of shares and exercise price adjusted by the exchange ratio and otherwise subject to its existing terms. Each outstanding warrant that is amended prior to the effective time to provide for net-exercise treatment will be cancelled and converted into the right to receive Standard common stock based on the exchange ratio. Any warrant that is not amended for such treatment will be assumed by Standard and become exercisable for Standard common stock, with the number of shares and warrant price adjusted by the exchange ratio.
In connection with the Merger, Standard has agreed to use commercially reasonable efforts to dispose of its legacy mass cytometry and microfluidics businesses and, to the extent no disposition is completed, to wind down those businesses, such that the combined company is not expected to retain those operations. Completion of the Merger is subject to customary closing conditions, including approval by the stockholders of both the Company and Standard and the effectiveness of a registration statement on Form S-4. The Merger had no effect on the Company’s consolidated financial statements as of and for the year ended December 31, 2025. The Company is currently evaluating the accounting and financial reporting effects of the transaction.

TREELINE BIOSCIENCES, INC. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	Unaudited March 31, 2026	Audited December 31, 2025
Assets
Current assets:
Cash and cash equivalents	$32,561	$46,331
Marketable securities	520,540	558,469
Other current assets	13,411	11,502
Total current assets	566,512	616,302
Property and equipment, net	10,502	11,896
Right of use asset	17,987	18,971
Restricted cash	1,105	1,144
Other assets	7,269	6,742
Total assets	$603,375	$655,055
Liabilities, redeemable convertible preferred stock and stockholders’ deficit
Current liabilities:
Accounts payable	$5,738	$5,297
Accrued expenses	15,581	17,671
Current lease liability	3,850	3,973
Total current liabilities	25,169	26,941
Noncurrent lease liability	15,039	15,617
Total liabilities	40,208	42,558

Redeemable convertible preferred stock:
Series A, Series A-1, Series A-2 Convertible Preferred Stock, par value $0.00001: 174,566,382 shares authorized, 144,834,563 shares issued and outstanding as of March 31, 2026 and December 31, 2025 (Liquidation value $1,196,404 at March 31, 2026)	1,181,061	1,181,061
Commitments and Contingencies (Note 6)
Stockholders' deficit:
Common stock, par value $0.00001: 222,260,000 shares authorized, 20,928,134 shares issued and outstanding as of March 31, 2026; 20,765,754 shares issued and outstanding as of December 31, 2025	—	—
Additional paid-in-capital	34,370	32,242
Accumulated other comprehensive (loss) income	(441)	476
Accumulated deficit	(651,823)	(601,282)
Total stockholders’ deficit	(617,894)	(568,564)
Total liabilities, redeemable convertible preferred stock and stockholders’ deficit	$603,375	$655,055

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TREELINE BIOSCIENCES, INC. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(In thousands)

	Three Months Ended March 31,
	2026	2025
Operating expenses:
Research and development	$49,098	$39,213
General and administrative	6,959	5,789
Total operating expenses	56,057	45,002

Loss from operations	(56,057)	(45,002)
Other income	5,516	5,202
Net loss	$(50,541)	$(39,800)

Share Information:
Net loss per share of common stock, basic and diluted	$(1.93)	$(2.02)
Weighted-average shares of common stock outstanding, basic and diluted	26,212,247	19,747,963

Comprehensive loss
Net loss	$(50,541)	$(39,800)
Unrealized (loss) gain on marketable securities, net of tax	(917)	421
Comprehensive loss	$(51,458)	$(39,379)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TREELINE BIOSCIENCES, INC. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(IN THOUSANDS, EXCEPT SHARE DATA)

	Series A, Series A-1, Series A-2 Preferred Stock		Common Stock		Additional Paid-In-Capital	Accumulated other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2026	144,834,563	$1,181,061	20,765,754	$—	$32,242	$476	$(601,282)	$(568,564)
Exercise of stock options	—	—	162,380	—	241	—	—	241
Stock-based compensation	—	—	—	—	1,887	—	—	1,887
Unrealized loss on marketable securities	—	—	—	—	—	(917)	—	(917)
Net Loss	—	—	—	—	—	—	(50,541)	(50,541)
Balance at March 31, 2026	144,834,563	$1,181,061	20,928,134	$—	$34,370	$(441)	$(651,823)	$(617,894)

	Series A, Series A-1 Preferred Stock		Common Stock		Additional Paid-In-Capital	Accumulated other Comprehensive (Loss) Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2025	115,102,744	$939,275	19,657,900	$—	$11,168	$(335)	$(438,743)	$(427,910)
Exercise of stock options	—	—	170,399	—	165	—	—	165
Stock-based compensation	—	—	—	—	1,349	—	—	1,349
Unrealized gain on marketable securities	—	—	—	—	—	421	—	421
Net Loss	—	—	—	—	—	—	(39,800)	(39,800)
Balance at March 31, 2025	115,102,744	$939,275	19,828,299	$—	$ 12,682	$86	$(478,543)	$(465,775)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

TREELINE BIOSCIENCES, INC. AND SUBSIDIARY

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)

	Three Months Ended March 31,
	2026	2025
Operating activities
Net loss	$(50,541)	$(39,800)
Adjustments to reconcile net loss to net cash used in operations:
Stock-based compensation	1,887	1,349
Depreciation and amortization	1,541	1,498
Amortization of premium and discount on marketable securities, net	(2,196)	(2,923)
Changes in operating assets and liabilities:
Prepaid expenses and other assets	(2,436)	1,914
Accounts payable	456	(734)
Accrued expenses	(2,090)	(7,539)
Operating right of use assets and liabilities, net	283	394
Net cash used in operating activities	(53,096)	(45,841)

Investing activities
Purchases of marketable securities	(55,071)	(68,099)
Maturities of marketable securities	94,279	97,500
Purchases of fixed assets	(162)	(192)
Net cash provided by investing activities	39,046	29,209

Financing Activities
Proceeds from exercise of options	241	165
Net cash provided by financing activities	241	165
Net decrease in cash, cash equivalents and restricted cash	(13,809)	(16,467)
Cash, cash equivalents and restricted cash at beginning of period	47,475	40,694
Cash, cash equivalents and restricted cash at end of period	$33,666	$24,227

Supplemental noncash investing information
Unrealized (loss) gain on marketable securities	$(917)	$421

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

1. Organization and Description of Business
Treeline Biosciences, Inc. and Subsidiary (the Company) is a biotechnology company focused on building transformative precision medicines for patients with cancer and other serious conditions. In 2023, the Company created a wholly owned Swiss subsidiary, Treeline Biosciences GmbH, for the purposes of conducting research and development (R&D). The Company’s reporting currency is the U.S. dollar.
Liquidity
The Company has incurred losses and negative cash flows from operations since inception and has an accumulated deficit of $651.8 million as of March 31, 2026. The Company anticipates incurring additional losses until such time, if ever, as it can generate significant sales of its product candidates. Substantial additional financing will be needed by the Company to fund its operations and to commercially develop its product candidates. No assurance can be given that any such financing will be available when needed or that the Company’s R&D efforts will be successful.
The Company follows the provisions of the Financial Accounting Standards Board (the FASB) Accounting Standards Codification (ASC) Topic 205-40, Presentation of Financial Statements — Going Concern, which requires management to assess the Company’s ability to continue as a going concern within one year after the date the condensed consolidated financial statements are issued. As of March 31, 2026, the Company had cash, cash equivalents, and marketable securities of $553.1 million, which the Company expects to be sufficient to fund its operating expenses and capital expenditure requirements for at least the next 12 months from the issuance date of these condensed consolidated financial statements.
Risks and Uncertainties
The Company faces risks associated with biotechnology companies. Product candidates currently being researched will require significant additional R&D efforts, including extensive preclinical studies and clinical testing and regulatory approval prior to commercialization. These efforts require significant amounts of additional capital for the Company to complete its R&D, defend its intellectual property rights, and recruit and retain skilled personnel and key members of management. Even if the Company’s efforts are successful, it is uncertain when, if ever, the Company will realize significant revenue from product sales.
2. Summary of Significant Accounting Policies
Basis of Presentation
The accompanying condensed consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (GAAP) for interim financial information. Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the ASC and Accounting Standards Updates (ASUs) of the FASB.
Unaudited Interim Condensed Consolidated Financial Information
The accompanying condensed consolidated balance sheet as of March 31, 2026, the condensed consolidated statements of operations and comprehensive loss for the three months ended March 31, 2026 and 2025, the condensed consolidated statements of cash flows for the three months ended March 31, 2026 and 2025 and the condensed consolidated statements of stockholders’ deficit for the three months ended March 31, 2026 and 2025 are unaudited. The unaudited interim consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the unaudited interim condensed consolidated financial statements) considered necessary to present fairly the Company’s financial position as of March 31, 2026 and its results of operations for the three months ended March 31, 2026 and 2025. Operating results for the three months ended March 31, 2026 are not necessarily indicative of the results that may be expected for the year ending December 31, 2026, or any future year or period. The interim condensed consolidated financial statements, presented herein, do not contain the required disclosures under U.S. GAAP for annual financial statements. The accompanying unaudited interim condensed consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements and related notes as of and for the year ended December 31, 2025.
Cash, Cash Equivalents, and Restricted Cash
The Company considers all highly liquid investments purchased with original maturities of three months or less from the purchase date to be cash equivalents. Cash equivalents consist primarily of amounts invested in a money market account. The Company held cash as of March 31, 2026 and December 31, 2025, of approximately $1.1 million in separate restricted bank accounts for lease security deposits. The Company has classified these amounts as long-term restricted cash on the accompanying condensed consolidated balance sheets as these leases expire after March 31, 2027.

Marketable Securities
The Company’s marketable securities consist of investments in corporate debt securities, commercial paper, and government bonds that are classified as available for sale. These securities are carried at fair value with the unrealized gains and losses included, net of tax, in accumulated other comprehensive income (loss), a component of stockholders’ equity. Realized gains and losses and declines in value determined to be other than temporary are included on the Company’s statements of operations and comprehensive loss. All marketable securities are available for use, as needed, to fund operations and therefore, the Company classifies all marketable securities as current assets on the condensed consolidated balance sheets.
Foreign Currency
Monetary assets and liabilities resulting from transactions denominated in currencies other than the functional currency are remeasured into the functional currency at exchange rates prevailing at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are measured using historical exchange rates prevailing at the date of the transaction and are not subsequently remeasured. Foreign currency remeasurement gains and losses are recognized within other income in the consolidated statements of operations and comprehensive loss. There were no material foreign currency remeasurement gains or losses for the three months ended March 31, 2026 and 2025.
Deferred Financing Costs
The Company capitalizes costs that are directly associated with in-process equity financings until such financings are consummated, at which time such costs are recorded against the gross proceeds from the applicable financing. If a financing is abandoned, deferred financing costs are expensed immediately. As of March 31, 2026, the Company incurred $0.1 million in deferred financing costs which are included within other assets in the accompanying condensed consolidated balance sheet.
Segment Information
Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions regarding resource allocation and assessing performance. The Company views its operations and manages its business in one operating segment. The Company’s chief operating decision-maker (CODM), its chief executive officer, manages the Company’s operations on a consolidated basis for the purpose of allocating resources.
The accounting policies of the segment are the same as those described in the summary of significant accounting policies. The CODM assesses performance, makes operating decisions, and allocates resources for its segment based on net loss, which is reported on the statements of operations. The measure of segment assets is reported on the balance sheet as total assets.
The table below summarizes the significant expense categories regularly reviewed by the CODM:

	Three Months Ended March 31,
	2026	2025
Clinical programs(a):
TLN-121	$9,536	$—
TLN-254	1,820	1,223
TLN-372	4,593	—
Preclinical programs and other(b)	20,035	25,477
Personnel costs, including stock-based compensation	13,114	12,513
Total research and development expenses	49,098	39,213
General and administrative
Personnel costs, including stock-based compensation	2,983	2,692
Professional fees and other(c)	3,976	3,097
Total general and administrative expenses	6,959	5,789
Total operating expenses	56,057	45,002

	Three Months Ended March 31,
	2026	2025
Loss from operations	(56,057)	(45,002)
Other income	5,516	5,202
Net loss	$(50,541)	$(39,800)

(a)
Once a program has received approval from the FDA of its investigational new drug (IND) application, the Company classifies the program as a clinical program. Until a program has received approval of its IND application, the Company considers it a preclinical program.

(b)	Preclinical programs and other includes expenses related to the Company’s preclinical programs, rent expense, and lab supplies.
(c)	Professional fees and other includes legal, accounting, and audit fees, rent expense, software licenses, and insurance costs.
Net Loss Per Share
Basic net loss per share of common stock is computed by dividing net loss by the weighted-average number of shares of common stock outstanding during each period. Common shares issuable upon exercise of the pre-funded warrants that were sold in connection with the 2025 Series A-2 Preferred Stock and Warrant Purchase Agreement are included in the calculation of weighted-average number of shares outstanding for the year ended December 31, 2025. Consistent with the guidance in ASC 260-10-45-13, the underlying common shares are issuable for little to no consideration and there are no vesting conditions or contingencies associated with the warrants. Accordingly, the aggregate number of common shares underlying the pre-funded warrants have been considered outstanding for purposes of the calculation of net loss per share from the date of issuance. Diluted net loss per share of common stock includes the effect, if any, from the potential exercise of securities, such as stock options, unvested restricted stock units, and convertible preferred stock which would result in the issuance of incremental shares of common stock. Basic and diluted net loss per share is presented in conformity with the two-class method required for participating securities as the convertible preferred stock is considered a participating security. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to common stockholders. Because the Company has reported a net loss for the reporting periods presented, the diluted net loss per common share is the same as basic net loss per common share for those periods.
The following potentially dilutive securities have been excluded from the computation of diluted weighted-average shares of common stock outstanding, as they would be anti-dilutive:

	As of March 31,
	2026	2025
Convertible preferred stock	144,834,563	115,102,744
Stock options	22,571,711	18,285,076
Unvested restricted stock awards	—	90,052
Total	167,406,274	133,477,872

Amounts in the above table reflect the common stock equivalents.
Recently Adopted Accounting Standards
From time to time, new accounting pronouncements are issued by the FASB and are early adopted by the Company or adopted as of the specified effective date.
In May 2025, the FASB issued ASU 2025-03, Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity, which requires entities to consider the factors in ASC 805-10-55-12 through 55-15 when identifying the accounting acquirer in a business combination effected primarily through an exchange of equity interests in which the legal acquiree is a variable interest entity that meets the definition of a business. The Company early adopted ASU 2025-03 effective January 1, 2026 on a prospective basis. The adoption did not have an impact on the Company’s condensed consolidated financial statements for the three months ended March 31, 2026.

3. Marketable Securities
The following is a summary of the Company’s marketable securities (amounts in thousands):

	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair Value
As of March 31, 2026
Marketable securities
Commercial paper	$222,737	$6	$(194)	$222,549
Corporate debt securities	94,867	1	(142)	94,726
US Treasury Bonds	187,784	57	(172)	187,669
US Government Agency	15,593	11	(8)	15,596
Total assets measured at fair value	$520,981	$75	$(516)	$520,540

	Amortized Cost	Gross unrealized gain	Gross unrealized loss	Fair Value
As of December 31, 2025
Marketable securities
Commercial paper	$228,361	$85	$(14)	$228,432
Corporate debt securities	86,174	63	—	86,237
US Treasury Bonds	220,885	292	—	221,177
US Government Agency	22,572	51	—	22,623
Total assets measured at fair value	$557,992	$491	$(14)	$558,469

The Company’s marketable securities generally have contractual maturity dates of between 6 and 24 months as of March 31, 2026. Net unrealized loss on marketable securities as of March 31, 2026, was $0.4 million. Net unrealized gain on marketable securities as of December 31, 2025, was $0.5 million. As of March 31, 2026, the Company had 64 securities with a total fair market value of $345.9 million in an unrealized loss position. The gains and losses in the table above were primarily due to changes in interest rates, and not due to increased credit risks associated with specific securities, and the Company believes that it is not more likely than not that the Company will be required to sell its marketable securities before recovery of their amortized cost bases, which may be at maturity. Accordingly, no other-than-temporary impairment was recorded for the three months ended March 31, 2026 or 2025, and there were no realized gains or losses recorded during the three months ended March 31, 2026.
The following is a summary of the Company’s marketable debt securities by contractual maturity (amounts in thousands):

	As of
	March 31, 2026	December 31, 2025
Due in one year or less	$462,587	$464,332
Due after one year through two years	57,953	94,137
Total	$520,540	$558,469

Actual maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.
4. Fair Value Measurements
The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or a liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:
•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•
Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•
Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date.

The following tables present the Company’s assets that are measured at fair value on a recurring basis (amounts in thousands):

	(Level 1)	(Level 2)	(Level 3)
Assets as of March 31, 2026
Cash equivalents (money market accounts), including restricted cash	$33,666	$—	$—
Marketable securities
Commercial paper	—	222,549	—
Corporate debt securities	—	94,726	—
U.S. government and agency securities	—	203,265	—
Total assets measured at fair value	$33,666	$520,540	$—

	(Level 1)	(Level 2)	(Level 3)
Assets as of December 31, 2025
Cash equivalents (money market accounts), including restricted cash	$47,475	$—	$—
Marketable securities
Commercial paper	—	228,432	—
Corporate debt securities	—	86,237	—
U.S. government and agency securities	—	243,800	—
Total assets measured at fair value	$47,475	$558,469	$—

The fair values of the Company’s Level 2 marketable securities are estimated primarily based on benchmark yields, reported trades, market-based quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers, and reference data, including market research publications, which represent a market approach. In general, a market approach is utilized if there is readily available and relevant market activity for an individual security. This valuation technique may change from period to period, based on the relevance and availability of market data.
5. Accrued Expenses
Accrued expenses consist of the following (amounts in thousands):

	March 31, 2026	December 31, 2025
Employee compensation	$2,258	$8,309
Professional services	1,332	585
Research and development	11,658	8,338
Other	333	439
Total accrued expenses	$15,581	$17,671

6. Commitments and Contingencies
Operating Leases
The Company has operating leases in San Diego, California; Stamford, Connecticut; and Watertown, Massachusetts, none of which provide for a bargain purchase option or transfer of ownership at any point during the leases. The Company evaluates renewal options at lease inception and on an ongoing basis and includes renewal options that it is reasonably certain to exercise in its expected lease terms when classifying leases and measuring lease liabilities.
The Company’s leases generally do not provide an implicit rate, and therefore, the Company uses its incremental borrowing rate (9%–13%) as the discount rate when measuring operating lease liabilities. The incremental borrowing rate represents an estimate of the interest rate the Company would incur at lease commencement to borrow an amount equal to the lease payments on a collateralized basis over the term of the lease.
Future undiscounted minimum annual lease payments under the Company’s leases as of March 31, 2026 are as follows (amounts in thousands):

Future undiscounted minimum annual lease payments:
2026 (remaining nine months)	$2,940
2027	6,097
2028	2,914
2029	2,983
2030	2,979
Thereafter	10,597
Total lease payments	$28,510
Less: imputed interest	(9,621)
Total lease liabilities	$18,889

During the three months ended March 31, 2026 and 2025, operating lease costs were $1.6 million and $1.3 million, respectively. During the three months ended March 31, 2026 and 2025, variable lease expense was $1.1 million and $0.8 million, respectively.
In addition, the Company is party to short-term leases having a term of 12 months or less at the commencement date. The Company recognizes short-term lease expense on a straight-line basis and does not record a related right-of-use asset or lease liability for such leases. The costs related to short-term leases were immaterial for the three months ended March 31, 2026 and 2025.
During the three months ended March 31, 2026 and 2025, the following other information associated with the leases is as follows (amounts in thousands):

	2026	2025
Operating Cash flows from operating leases	$1,296	$1,303
Weighted-average remaining lease term - operating leases (years)	6.10	2.60
Weighted-average discount rate - operating leases	12.2%	12.6%

Litigation
Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties, and other sources (collectively, Contingency Matters) are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. For Contingency Matters in which the likelihood of material loss is at least reasonably possible, the Company provides disclosure of the possible loss or range of loss. If a reasonable estimate cannot be made, however, the Company will provide disclosure to that effect. At March 31, 2026 and December 31, 2025, there are no Contingency Matters currently outstanding.
7. License Agreements
CRT Pioneer Fund License Agreement
In May 2022, the Company entered into an exclusive worldwide license agreement (the CRT License Agreement) with CRT Pioneer Fund LP (CPF) to research, develop, manufacture, and commercialize products targeting BCL6 (B-cell lymphoma 6 protein) (BCL6 Products). As consideration for the license, the Company paid an up-front license fee of $2.0 million in 2022, and may owe future development milestone payments totaling up to $22.5 million, commercial milestone payments totaling up to $53.0 million, and low-single-digit royalties on net sales of any product covered by the CRT License Agreement, payable until generic competition commences with respect to such product on a country-by-country basis. As of March 31, 2026, the Company paid $4.5 million to CPF under the CRT License Agreement. The CRT License Agreement will continue on a country-by-country basis until expiration of the royalty term, subject to earlier termination by either party for the other’s uncured material breach or by the Company for convenience upon prior written notice. The Company did not incur expense related to the License Agreement during the three months ended March 31, 2026 and 2025.

Jiangsu Hengrui Pharmaceuticals License Agreement
In February 2023, the Company entered into an exclusive license agreement (the Jiangsu License) with Jiangsu Hengrui Pharmaceuticals (Jiangsu), pursuant to which the Company obtained exclusive rights to develop and commercialize SHR2554 (TLN-254) and related products outside of mainland China, Hong Kong, Macau, and Taiwan. As consideration for the Exclusive License, the Company paid an up-front fee of $11.0 million in 2023, and may owe additional development milestone payments totaling up to $45.0 million, commercial milestone payments totaling up to $650.0 million, and tiered royalties ranging in the lower teens based on future net sales of licensed products, subject to customary step-downs and a royalty floor. Royalties are payable on a product-by-product and country-by-country basis until expiration of the applicable royalty term. To date, the Company has not incurred expenses related to the Jiangsu License other than the up-front fee of $11.0 million. The Company has incurred operating expenses of $0.1 million to Jiangsu during the three months ended March 31, 2026 and 2025, related to research and development activities. The Jiangsu License will continue until expiration of the last-to-expire royalty term, subject to earlier termination by either party for the other’s uncured material breach or by the Company for convenience upon prior written notice.
8. Convertible Preferred Stock and Stockholders’ Deficit
Convertible Preferred Stock
The Company’s Series A Preferred Stock (Series A), Series A-1 Preferred Stock (Series A-1), and Series A-2 Preferred Stock (Series A-2) (collectively, Convertible Preferred Stock) are disclosed in the financial statements included in “Note 9. Convertible Preferred Stock and Stockholders’ Deficit” for the year ended December 31, 2025. Since the date of such consolidated financial statements, there have been no significant changes to the Company’s redeemable convertible preferred stock.
The authorized, issued, and outstanding shares of the Company’s convertible preferred and liquidation values as of March 31, 2026 and December 31, 2025 were as follows (in thousands, except for share amounts):

	Authorized Shares	Outstanding Shares	Liquidation Value	Carrying Value
Series A	64,723,570	64,723,570	$506,624	$505,692
Series A-1	80,110,993	50,379,174	433,780	433,583
Series A-2	29,731,819	29,731,819	256,000	241,786
	174,566,382	144,834,563	$1,196,404	$1,181,061

The significant rights and obligations of the Company’s Convertible Preferred Stock are disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2025.
Common Stock and Restricted Common Stock
The holders of the common stock are entitled to one vote per share of common stock held at all meetings of stockholders. Unless required by law, there shall be no cumulative voting. In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Convertible Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of common stock, pro rata based on the number of shares of common stock held by each such holder.
9. Stock-Based Compensation
In 2021, the Company adopted the 2021 Equity Incentive Plan (as amended from time to time, the Plan) which provides for the granting of incentive stock options (ISOs) and nonqualified stock options (NQSOs). ISOs may be granted only to employees (including officers and directors who are also employees). NQSOs may be granted to employees, officers, directors, consultants, advisors, and other service providers of the Company. As of March 31, 2026, 38,152,270 shares were reserved for issuance under the Plan, of which 8,343,397 shares were available for future issuance.

The amount, terms of grants, and exercisability provisions are determined and set by the Company’s board of directors. The Company measures employee and nonemployee stock-based awards at grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the award. The Company recorded stock-based compensation expense in the following expense categories of its statements of operations and comprehensive loss (amounts in thousands):

	Three Months Ended March 31,
	2026	2025
Research and development	$1,550	$1,124
General and administrative	337	225
Total stock-based compensation expense	$1,887	$1,349

Stock Options
The Company has issued service-based stock options that generally have a contractual term of up to ten years and may be exercisable in cash or as otherwise determined by the board of directors. Vesting generally occurs over a period of four years with 25% of awards vesting after one year and then monthly thereafter.
The following table summarizes the activity related to stock options:

	Shares	Weighted average exercise price per share	Weighted-average remaining contractual term (years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of January 1, 2026	18,441,432	$1.68	7.6	$16,150
Granted	4,625,600	2.56
Exercised	(162,380)	1.48		$175
Forfeited or expired	(332,941)	1.73
Outstanding as of March 31, 2026	22,571,711	$1.86	7.8	$15,698
Exercisable as of March 31, 2026	10,781,870	$1.42	6.4	$12,334
Vested and expected to vest as of March 31, 2026	22,571,711	$1.86	7.8	$15,698

Options granted to employees during the three months ended March 31, 2026 and 2025, had a weighted average grant-date fair value of $2.08 and $1.84 per share, respectively. As of March 31, 2026, the unrecognized compensation cost was $20.8 million and will be recognized over an estimated weighted average amortization period of 3.0 years.
The fair value of the stock options granted was estimated using the following assumptions:

	Three Months Ended March 31,
	2026	2025
Expected term (in years)	6	6
Expected stock price volatility	102.43%	102.43%
Risk-free interest rate	3.88%	4.41%
Expected dividend yield	—%	—%
Fair value of option grant	$2.08	$1.84

10. Subsequent Events
The Company has evaluated subsequent events through June 16, 2026, the date on which the accompanying condensed consolidated financial statements were issued, and has determined that the following matters required disclosure.
The Merger with Standard BioTools Inc. and the related transactions are described in Note 12 to the Company’s audited financial statements as of and for the year ended December 31, 2025.

Annex A

Execution Version
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

among

TREELINE BIOSCIENCES, INC.,

STANDARD BIOTOOLS INC.,

and

SIRI MERGER SUB, INC.

Dated as of June 6, 2026

A-i

A-ii

Exhibits

Exhibit A	Definitions
Exhibit B	Form of Company Stockholder Written Consent
Exhibit C	Form of Certificate of Merger
Exhibit D	Form of Surviving Company Certificate of Incorporation
Exhibit E	Form of Surviving Company Bylaws
Exhibit F	Form of Parent Net Cash Schedule
Exhibit G	Directors and Officers of Parent
Exhibit H	Form of CVR Agreement

Schedules

Schedule A	Consenting Company Stockholders
Schedule B	Accounting Principles
Schedule C	Investor Agreements

A-iii

Defined Terms Index	Section

Acceptable Parent Confidentiality Agreement	Section 5.3(b)
Accounting Firm	Section 2.7(d)
Agreement	Preamble
Anticipated Closing Date	Section 2.6(b)
capitalization change	Section 2.1(c)
Carta	Section 2.2(g)
Certificate	Section 2.1(a)(ii)
Certificate of Merger	Section 1.3
Closing	Section 1.2
Closing Date	Section 1.2
Closing Dividend	Section 5.21(a)
Code	Recitals
Company	Preamble, Preamble
Company Alternative Acquisition Agreement	Section 5.2(e)
Company Audited Financial Statements	Section 3.6(a)
Company Balance Sheet	Section 3.7(a)
Company Board	Recitals
Company Board Recommendation	Recitals
Company Change in Recommendation	Section 5.2(e)
Company Common Stock	Section 3.3(a)
Company Disclosure Schedule	Article III
Company Equity Plan	Section 3.3(d)
Company Fee Reimbursement	Section 7.6(b)
Company Financial Statements	Section 3.6(a)
Company In-bound License	Section 3.15(d)
Company Leased Real Property	Section 3.19
Company Lock-Up Agreement	Recitals
Company Material Contract	Section 3.11(a)
Company Out-bound License	Section 3.15(d)
Company Partner Permits	Section 3.17(c)
Company Permits	Section 3.17(c)
Company Preferred Stock	Section 3.3(a)
Company Real Estate Leases	Section 3.19
Company Sensitive Data	Section 3.16(a)
Company Series A Preferred Stock	Section 3.3(a)
Company Series A-1 Preferred Stock	Section 3.3(a)
Company Series A-2 Preferred Stock	Section 3.3(a)
Company Shares	Recitals
Company Stockholder Approval	Section 3.4(b)
Company Stockholder Written Consent	Recitals
Company Unaudited Financial Statements	Section 3.6(a)
Consenting Company Stockholders	Recitals
CVR	Section 5.21(a)
CVR Agreement	Section 5.21(a)
CVR Record Date	Section 5.21(a)
D&O Tail Policy	Section 5.11(b)
DGCL	Recitals
Dispute Notice	Section 2.7(a)
Dissenting Shares	Section 2.5(a)
Divested Business	Section 4.11(c)
Divested Business Employees	Section 4.12(k)
DOL	Section 3.12(b)
Effective Time	Section 1.3
Electronic Certificates	Section 2.2(g)
Enforceability Exceptions	Section 3.4(a)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(a)
Excluded Shares	Section 2.1(a)(i)
Final Parent Net Cash Surplus	Section 2.7(g)
Indemnified Person	Section 5.11(a)
Intended Tax Treatment	Recitals
Interim Net Cash Schedule	Section 2.6(a)
Investor Agreements	Section 5.24
IRS	Section 3.12(b)
Legacy Parent Directors	Section 5.14(a)

Legal Restraints	Section 6.1(b)
Lock-Up Agreements	Recitals
Merger	Recitals
Merger Consideration	Section 2.1(a)(i)
Merger Sub	Preamble
Modified Exchange Ratio	Section 2.7(e)
Parent	Preamble
Parent Alternative Acquisition Agreement	Section 5.3(e)
Parent Balance Sheet	Section 4.7
Parent Board	Recitals
Parent Board Recommendation	Recitals
Parent Certifications	Section 4.6(a)
Parent Change in Recommendation	Section 5.3(e)
Parent Charter Amendment	Section 1.4(a)
Parent Common Stock	Section 4.3(a)
Parent Disclosure Schedule	Article IV
Parent Equity Plans	Section 4.3(d)
Parent ESPP	Section 4.3(d)
Parent Fee Reimbursement	Section 7.5(b)
Parent In-bound License	Section 4.15(d)
Parent Leased Real Property	Section 4.19
Parent Legacy Transaction	Section 5.23(a)
Parent Lock-Up Agreement	Recitals
Parent Material Contract	Section 4.11(a)
Parent Net Cash Schedule	Section 2.6(b)
Parent Out-bound License	Section 4.15(d)
Parent Partner Permits	Section 4.17(c)
Parent Permits	Section 4.17(c)
Parent Real Estate Leases	Section 4.19
Parent Reverse Stock Split	Section 5.22
Parent SEC Documents	Section 4.6(a)
Parent Sensitive Data	Section 4.16(a)
Parent Share Issuance	Recitals
Parent Stockholder Approval	Section 4.4(c)
Parent Stockholders Meeting	Section 5.5(b)(i)
Parent Voting Agreement	Recitals
Parties	Preamble
Party	Preamble
Per Share Merger Consideration	Section 2.1(a)(i)
Post-Closing Period	Section 8.13
PPACA	Section 3.12(i)
Pre-Closing Period	Section 5.1(a)
Proxy Statement/Prospectus	Section 5.4(a)
Recall	Section 3.17(e)
Recipient	Section 7.9(a)
Registration Statement	Section 5.4(a)
Representatives	Section 5.2(a)
Response Date	Section 2.7(a)
Rights Agent	Section 5.21(a)
Special Committee	Recitals
Specified Cash-Walk Items	Section 5.23(b)
Stockholder Notice	Section 5.5(a)(iii)
Surviving Company	Section 1.1
Surviving Company Bylaws	Section 1.5
Surviving Company Certificate of Incorporation	Section 1.4(b)
Tax Opinion	Section 5.18(d)
Termination Date	Section 7.2(a)
Termination Fee	Section 7.9(a)
Trade Control Laws	Section 3.23(b)
Transaction Litigation	Section 5.17
Uncertificated Shares	Section 2.1(a)(ii)
WARN Act	Section 3.12(s)
Willful Breach	Section 7.8
Wind-Down Activities	Section 5.23(b)
Wind-Down Costs	Section 5.23(b)
Wind-Down Schedule	Section 5.23(b)
A-iv

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
This AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (hereinafter referred to as this “Agreement”), dated as of June 6, 2026, among Treeline Biosciences, Inc., a Delaware corporation (the “Company”), Standard BioTools Inc., a Delaware corporation (“Parent”), and Siri Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”. Defined terms used in this Agreement have the respective meanings ascribed to them by the definitions in this Agreement or in Exhibit A.
RECITALS
A.	The Parties wish to effect a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger”).
B.
In connection with the Merger, each outstanding share of the Company Capital Stock (“Company Shares”) issued and outstanding immediately prior to the Effective Time shall be cancelled and each holder of Company Shares shall have the right to receive the Per Share Merger Consideration upon the terms and subject to the conditions set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) (other than Company Shares to be cancelled in accordance with Section 2.1(a)(iii)).

C.
The board of directors of the Company (the “Company Board”) has (i) determined that the Contemplated Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) resolved to recommend the adoption of this Agreement by the Company’s stockholders (such recommendation, the “Company Board Recommendation”).

D.
The board of directors of Parent (the “Parent Board”) has established a special committee of the Parent Board consisting solely of “disinterested directors” (as defined in Section 144(e)(4) of the DGCL) (the “Special Committee”) and has delegated to the Special Committee the full power and authority of the Parent Board, to the maximum extent permitted by applicable law, to (i) explore, consider, evaluate, review, negotiate, approve or reject the Contemplated Transactions and, if Parent Board approval of the Contemplated Transactions is required under the DGCL, recommend to the Parent Board for approval or rejection the Contemplated Transactions and (ii) determine whether the Contemplated Transactions are advisable, fair to and in the best interests of Parent and its stockholders.

E.
The Special Committee has unanimously (i) determined that the Contemplated Transactions are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and recommended that the Parent Board approve and declare advisable the Contemplated Transactions and (iii) recommended that the Parent Board resolve to recommend the approval of the issuance of shares of Parent Common Stock pursuant to this Agreement (the “Parent Share Issuance”), the Parent Charter Amendment and the Parent Reverse Stock Split by Parent’s stockholders (such recommendation, the “Parent Board Recommendation”).

F.
The Parent Board has (i) determined that the Contemplated Transactions are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) resolved to make the Parent Board Recommendation.

G.
The board of directors of Merger Sub, by resolutions duly adopted, has (i) determined that the Contemplated Transactions, including the Merger, are advisable, fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) resolved to recommend the adoption of this Agreement by Parent as its sole stockholder.

H.
Immediately (and in any event within 24 hours) following the execution and delivery of this Agreement, the Company shall seek to obtain and deliver to Parent a written consent in substantially the form attached hereto as Exhibit B (the “Company Stockholder Written Consent”) executed by the stockholders identified on Schedule A (the “Consenting Company Stockholders”), evidencing, among other things, the obtainment of the Company Stockholder Approval.

I.
Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain stockholders of Parent have entered into an agreement with Parent and the Company (each, a “Parent Voting Agreement”) pursuant to which each such stockholder has agreed, among other things, to vote the shares of capital stock of Parent held by such stockholder in favor of the Parent Share Issuance, the Parent Charter Amendment and the Parent Reverse Stock Split.

J.
Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company (including each individual who will serve as a director or executive officer of Parent following the Closing) have entered into a lock-up agreement (each, a “Company Lock-Up Agreement”).

K.
Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, certain stockholders of Parent (including each individual who will serve as a director or executive officer of Parent following the Closing) have entered into a lock-up agreement (each, a “Parent Lock-Up Agreement” and together with the Company Lock-Up Agreements, the “Lock-Up Agreements”).

L.
For U.S. federal income Tax purposes, it is intended that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (such treatment, the “Intended Tax Treatment”) and (ii) this Agreement be, and it is hereby adopted as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a).

NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the Parties hereby agree as follows:
ARTICLE I
THE MERGER; CLOSING; SURVIVING COMPANY
1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving company in the Merger (sometimes hereinafter referred to as the “Surviving Company”), and the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in this Agreement and the DGCL.
1.2 Closing. The closing of the Merger (the “Closing”) shall take place (a) via electronic exchange of the required Closing documentation set forth in Section 1.3 and Article VI, as soon as reasonably practicable, and in no event later than three Business Days following the day on which the last to be satisfied or waived of each of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) shall have been satisfied or waived in accordance with this Agreement or (b) at such other place and time and/or on such other date as the Company and Parent may otherwise agree in writing (the date on which the Closing occurs, the “Closing Date”).
1.3 Effective Time. Upon the Closing, the Company and Parent will cause the certificate of merger with respect to the Merger in the form attached hereto as Exhibit C (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by the Parties in writing and set forth in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).
1.4 Parent Charter Amendment; Surviving Company Certificate of Incorporation.
(a) The certificate of incorporation of Parent immediately following the Effective Time shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided therein or by applicable Law; provided that at the Effective Time, Parent shall file an amendment to its certificate of incorporation to (i) change the name of Parent to “Treeline Biosciences Holdings, Inc.” or such other name as designated in writing by the Company no later than five Business Days prior to the Closing Date and (ii) effect the Parent Reverse Stock Split if not previously effected prior to the Effective Time as permitted by Section 5.22 (the “Parent Charter Amendment”).
(b) At the Effective Time, by the filing of the Certificate of Merger, the certificate of incorporation of the Company shall be amended and restated in its entirety to read as set forth in Exhibit E and as so amended and restated shall be the certificate of incorporation of the Surviving Company (the “Surviving Company Certificate of Incorporation”), until thereafter amended as provided therein or by applicable Law, subject to Section 5.11(b).
1.5 Surviving Company Bylaws. At the Effective Time, the bylaws of the Company shall be amended and restated in their entirety to read as set forth in Exhibit E and as so amended and restated shall be the bylaws of the Surviving Company (the “Surviving Company Bylaws”), until thereafter amended as provided therein, in the Surviving Company Certificate of Incorporation or by applicable Law, subject to Section 5.11(a).
1.6 Directors and Officers of Parent. The Parties shall take all actions necessary so that the directors and officers of Parent immediately following the Effective Time, each to hold office in accordance with Parent’s Organizational Documents, shall be as set forth in Section 5.14 after giving effect to the provisions of Section 5.14(a), or such other Persons as shall be mutually agreed upon by Parent and the Company in writing prior to the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with Parent’s Organizational Documents and applicable Law, subject to Section 5.11(a).
1.7 Directors and Officers of the Surviving Company. The Parties shall take all actions necessary so that the directors and officers of the Surviving Company immediately following the Effective Time, each to hold office in accordance with the Surviving Company’s Organizational Documents, shall be as set forth in Section 5.14 after giving effect to the provisions of Section 5.14(a), or such other Persons as shall be mutually agreed upon by Parent and the Company in writing prior to the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Company’s Organizational Documents and applicable Law, subject to Section 5.11(a).
ARTICLE II
EFFECT OF THE MERGER ON SECURITIES; EXCHANGE
2.1 Effect on Capital Stock.
(a) At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company, Parent or Merger Sub or any other Person:
(i) Merger Consideration. Each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares held in treasury (the “Excluded Shares”) and Dissenting Shares) shall be automatically converted into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Per Share Merger Consideration” and the aggregate shares of Parent Common Stock issued by applying the Exchange Ratio in accordance with this Section 2.1(a) and Section 2.3, the “Merger Consideration”). The number of shares of Parent Common Stock each holder of Company Shares is entitled to receive pursuant to this Section 2.1(a) shall be rounded down to the nearest whole share and computed after aggregating all Company Shares held by such holder of Company Shares.
(ii) At the Effective Time, all of the Company Shares (other than Excluded Shares and Dissenting Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and (A) each certificate (a “Certificate”) formerly representing any of the Company Shares (other than Excluded Shares and Dissenting Shares) and (B) each book-entry account formerly representing any uncertificated Company Shares (“Uncertificated Shares”) (other than Excluded Shares and Dissenting Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration and any distributions or dividends payable pursuant to Section 2.2(c), without interest, in each case to be issued or paid in consideration therefor upon surrender of such Certificates or Uncertificated Shares in accordance with Section 2.2.
(iii) Cancellation of Excluded Shares. Each Excluded Share shall, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or any other Person, cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist.
(b) Merger Sub. Each share of common stock, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become (on a one-for-one basis) one validly issued, fully paid and nonassessable share of common stock, $0.001 par value per share, of the Surviving Company, and such converted shares shall constitute the only outstanding shares of capital stock of the Surviving Company immediately following the Effective Time.
(c) Adjustments to Exchange Ratio. If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class or series of shares, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or other like change (any of the foregoing, a “capitalization change”), the Exchange Ratio shall, to the extent necessary, be equitably adjusted (including as a result of the Parent Reverse Stock Split to the extent such split has not previously been taken into account in calculating the Exchange Ratio and occurs prior to the Effective Time) to reflect such change to the extent necessary to provide the holders of Company Capital Stock and holders of Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or other like change; provided that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement. Likewise, if a capitalization change occurs prior to the Effective Time, the terms of any other agreement contemplated to be entered into in connection with transactions contemplated hereby shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the applicable parties or holders with the same economic effect as contemplated by such agreement prior thereto.
2.2 Exchange of Certificates.
(a) Exchange Agent and Exchange Fund. Prior to the Effective Time, Parent shall designate Computershare Trust Company, N.A., its transfer agent, as the exchange agent in connection with the Merger (the “Exchange Agent”). The Exchange Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving their surrendered Certificates and Uncertificated Shares and shall obtain no rights or interests in the Company Shares represented thereby. At the Closing, Parent shall issue and cause to be deposited with the Exchange Agent evidence of book-entry shares representing non-certificated shares of Parent Common Stock issuable pursuant to Section 2.1(a) and Section 2.3. The shares of Parent Common Stock so deposited with the Exchange Agent (which shall be non-certificated shares of Parent Common Stock in book-entry form), together with any dividends or distributions received by the Exchange Agent with respect to such shares of Parent Common Stock, are referred to collectively as the “Exchange Fund.”
(b) Exchange Procedures. Promptly after the Effective Time (and in any event within two Business Days thereafter), the Exchange Agent shall mail to each holder of record of Company Shares represented by a Certificate (other than holders of Excluded Shares or Dissenting Shares) or Uncertificated Shares who is entitled to any payment in respect of Company Shares held by such holder immediately prior to the Effective Time (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(f)) or Uncertificated Shares to the Exchange Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (ii) instructions for surrendering the Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(f)) or Uncertificated Shares to the Exchange Agent. Prior to the Closing, the Company may (and at the request of the Company, Parent shall use reasonable best efforts to) cause the Exchange Agent to collect letters of transmittal in advance of the Closing (it being understood that such letters of transmittal shall be contingent on, and shall be effective on, the occurrence of the Effective Time). Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate as provided in Section 2.2(f)) or an Uncertificated Share to the Exchange Agent in accordance with the terms of such letter of transmittal, the holder of such surrendered Certificate or Uncertificated Share shall be entitled to receive in exchange therefor the Per Share Merger Consideration and any dividends or other distributions pursuant to Section 2.2(c), less in each case any required Tax withholdings as provided in Section 2.4. The Certificate or Uncertificated Share so surrendered shall forthwith be cancelled. Until due surrender of the Certificates or Uncertificated Shares, each Certificate and Uncertificated Share that immediately prior to the Effective Time represented Company Shares shall be deemed, from and after the Effective Time, to represent only the right to receive the Per Share Merger Consideration (and any distributions or dividends payable pursuant to Section 2.2(c)). In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company, the applicable portion of Merger

Consideration to be exchanged upon due surrender of the Certificate or Uncertificated Share, as applicable, pursuant to Section 2.1(a) may be issued and paid to such transferee if (x) in the case of a Certificate, such Certificate formerly representing such Company Shares is surrendered to the Exchange Agent, (y) in the case of an Uncertificated Share, written instructions authorizing the transfer of such Uncertificated Share are presented to the Exchange Agent, and (z) the Certificate, in the case of clause (x), and the written instructions, in the case of clause (y), are accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, in each case, in form and substance, reasonably satisfactory to Parent and the Exchange Agent. If any shares of Parent Common Stock representing Merger Consideration are to be delivered to a Person other than the holder in whose name any Company Shares are registered, it shall be a condition of such exchange that the Person requesting such delivery shall pay any transfer or other similar Taxes required by reason of the transfer of such shares of Parent Common Stock to a Person other than the registered holder of any Company Shares, or shall establish to the satisfaction of Parent and the Exchange Agent that such Tax has been paid or is not applicable.
(c) Distributions with Respect to Unexchanged Shares. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and whenever a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Parent Common Stock issuable in the Merger. No dividends or other distributions in respect of the Parent Common Stock issued pursuant to the Merger shall be paid to any holder of any un-surrendered Certificate or Uncertificated Share that was issued and outstanding immediately prior to the Effective Time until such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Uncertificated Share is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(f)) or Uncertificated Share, there shall be issued and/or paid to the holder of the whole shares of Parent Common Stock issued in exchange therefor, without interest thereon, (a) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (b) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time, but with a payment date subsequent to surrender.
(d) Transfer. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Company Shares that were outstanding immediately prior to the Effective Time.
(e) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the holders of Company Shares that were issued and outstanding immediately prior to the Effective Time for 180 days after the Effective Time shall be delivered, at Parent’s option, to Parent. Any former holder of Company Shares (other than Excluded Shares and Dissenting Shares) who has not theretofore complied with Section 2.2(b) shall thereafter look only to Parent for delivery of any shares of Parent Common Stock and any dividends and other distributions in respect of the Parent Common Stock to be issued or paid pursuant to the provisions of this Article II (after giving effect to any required Tax withholdings as provided in Section 2.4) upon due surrender of its Certificates (or affidavits of loss in lieu of the Certificates as provided in Section 2.2(f)) or Uncertificated Shares that were issued and outstanding immediately prior to the Effective Time, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. To the fullest extent permitted by Law, immediately prior to the date any Merger Consideration would otherwise escheat to or become the property of any Governmental Entity, such Merger Consideration shall become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.
(f) Lost, Stolen or Destroyed Certificates. In the event any Certificate representing Company Shares (other than Excluded Shares and Dissenting Shares) that were issued and outstanding immediately prior to the Effective Time shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, and, if required by the Exchange Agent’s customary practices, the entry by such Person into an indemnification agreement in customary form providing an indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate, shares of Parent Common Stock and any dividends and other distributions in respect of the Parent Common Stock that would have been issuable or payable pursuant to the provisions of this Article II (after giving effect to any required Tax withholdings as provided in Section 2.4) had such lost, stolen or destroyed Certificate been surrendered.
(g) Cancellation of Electronic Certificates. On the Closing Date, the Company will deliver written instructions to its transfer agent, eShares, Inc. d/b/a Carta, Inc. (“Carta”), with a copy to Parent, directing Carta to cancel all book-entry entitlements in the form of electronic stock certificates (“Electronic Certificates”) on the Carta electronic capitalization management system existing immediately prior to the Effective Time representing Company Capital Stock effective as of the Effective Time and deliver to Parent, as promptly as practicable, written confirmation of such cancellation of all such Electronic Certificates.
2.3 Treatment of Company Options and Warrants.
(a) At the Effective Time, the Company Equity Plan and each outstanding Company Option, whether vested or unvested, without any action on the part of the holder thereof, will be assumed by Parent. Each such Company Option so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions applicable to such Company Option immediately prior to the Effective Time, including vesting terms and provisions, except that (i) such Company Option will be exercisable for that number of shares of Parent Common Stock equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Parent Common Stock, and (ii) the exercise price per share shall be the exercise price per share in effect for such Company Option immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the next nearest cent.
(b) Prior to the Effective Time, the Company and the Company Board shall take all actions necessary or appropriate, including adopting any resolutions or amendments and providing any notices to participants (which resolutions, amendments and notices shall be provided to Parent in advance of adoption and for which the Company shall consider in good faith any comments provided by Parent), which are necessary to effectuate the treatment of the Company Options set forth in Section 2.3(a) prior to the Effective Time. At or prior to the Effective Time, Parent shall take all corporate actions necessary or appropriate, including adopting any resolutions (which resolutions shall be reasonably satisfactory to the Company) to effectuate the treatment of the Company Options set forth in Section 2.3(a) and, if necessary, reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise of Company Options assumed by it in accordance with Section 2.3(a), subject to approval of the requisite stockholders of Parent. Notwithstanding anything to the contrary in the foregoing, in all cases, the exercise price of, and the number of shares of Parent Common Stock subject to, each assumed Company Option shall be determined as necessary to comply with Sections 424 and 409A of the Code. Following the Effective Time, references to the Company in the Company Equity Plan and award agreements for the Company Options that are not terminated at or prior to the Effective Time shall thereupon be deemed references to Parent and references to Company Common Stock therein shall be deemed references to Parent Common Stock with appropriate equitable adjustments in accordance with the terms of the Company Equity Plan to reflect the Contemplated Transactions.
(c) At the Effective Time, each Company Converting Warrant that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company or the holder thereof, be cancelled and extinguished and converted into the right to receive, for each share of Company Common Stock that would be received upon the net-exercise of such Company Converting Warrant in accordance with its terms (with each share of Company Common Stock valued at the Company Value Per Share for such purposes), a number of shares of Parent Common Stock equal to the Exchange Ratio.
(d) At the Effective Time, each Assumed Company Warrant that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the Company or the holder thereof, be assumed by Parent. Each such Assumed Company Warrant so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions applicable to such Assumed Company Warrant immediately prior to the Effective Time, except that (i) such Assumed Company Warrant will be exercisable for that number of shares of Parent Common Stock equal to the number of shares of Company Common Stock subject to such Assumed Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the next nearest share of Parent Common Stock, and (ii) the warrant price per share shall be the warrant price per share in effect for such Assumed Company Warrant immediately prior to the Effective Time divided by the Exchange Ratio and rounded up to the nearest thousandth of a cent.
(e) As soon as reasonably practicable following the Closing Date (but in no event later than 10 Business Days after the Closing Date), Parent will file an appropriate registration statement on Form S-8 (or such other appropriate form, if required) with respect to the offering of the shares of Parent Common Stock issuable upon the exercise of the assumed Company Options and will use reasonable best efforts to maintain the effectiveness of registration statement thereafter for so long as any of such Company Options remain outstanding.
2.4 Withholding Rights. Each of Parent, Merger Sub, the Company, the Surviving Company and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable to Persons pursuant to this Agreement any amounts it is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld and timely remitted by Parent, Merger Sub, the Company, the Surviving Company or the Exchange Agent, as the case may be, to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made.
2.5 Appraisal Rights.
(a) Notwithstanding any provision of this Agreement to the contrary, Company Shares that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such Company Shares in accordance with Section 262 of the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 2.1 attributable to such Dissenting Shares. Such stockholders shall be entitled to receive payment of the appraised value of such Company Shares held by them in accordance with Section 262 of the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL. All Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their right to appraisal of such Company Shares under the DGCL shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration attributable to such Dissenting Shares upon their surrender in the manner provided in Section 2.2.
(b) The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands. The Company shall not, without Parent’s prior written consent, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.6 Calculation of Parent Net Cash.
(a) Parent shall deliver to the Company a schedule, substantially in the form attached hereto as Exhibit F (each, an “Interim Net Cash Schedule”), promptly (and in no event more than 10 days) following the end of each calendar month between the date of this Agreement and the Closing Date, setting forth its good faith estimated calculation of Parent Net Cash, including each component thereof, as if the Closing had occurred on the last day of such calendar month, and its good faith estimated calculation of Parent Net Cash, including each component thereof, if the Closing were to occur on the last day of the then current calendar month, in reasonable detail, together with reasonable supporting documentation; provided that each Interim Net Cash Schedule shall be delivered for information purposes only and shall not be considered the Parent Net Cash Schedule for any purposes hereunder. Following delivery of each Interim Net Cash Schedule, Parent and the Company shall attempt in good faith to resolve any disagreements regarding the calculation of Parent Net Cash set forth in such Interim Net Cash Schedule, and Parent shall consider in good faith any appropriate changes to be reflected in subsequent Interim Net Cash Schedules; provided, however, that nothing in this Section 2.6(a) shall require Parent to revise or redeliver any previously delivered Interim Net Cash Schedule or shall limit Parent’s discretion in preparing any subsequent Interim Net Cash Schedule in a manner consistent with the definitions of the applicable terms set forth in this Agreement; provided, further, that in no event will any disagreement regarding the calculation of Parent Net Cash in any Interim Net Cash Schedule or the Parent Net Cash Schedule that has been prepared in good faith be a basis to delay or prevent the Closing (it being understood that all disputes with respect thereto are to be resolved pursuant to Section 2.7). For the avoidance of doubt, no Interim Net Cash Schedule shall be binding on either Party with respect to the final determination of Parent Net Cash as of the Closing.
(b) No less than 10 Business Days prior to the anticipated date for Closing (as mutually agreed in good faith by Parent and the Company) (the “Anticipated Closing Date”), the Company shall deliver to Parent the Company capitalization information required to calculate the Exchange Ratio. No less than five Business Days prior to the Anticipated Closing Date, Parent shall deliver to the Company a schedule, substantially in the form attached hereto as Exhibit F (the “Parent Net Cash Schedule”), setting forth, in reasonable detail, Parent’s good faith estimated calculation of (i) Parent Net Cash and (ii) the Exchange Ratio (provided that the Company shall have timely delivered to Parent the Company capitalization information required to calculate the Exchange Ratio), in each case as of 12:01 a.m. Eastern Time on the Anticipated Closing Date, prepared and certified by Parent’s chief financial officer (or if there is no chief financial officer at such time, the principal financial and accounting officer of Parent).
(c) During the Pre-Closing Period, Parent shall make available to the Company, its accountants and/or counsel, the work papers (subject to the execution of customary work paper access letters if requested by Parent’s accountants) and back-up materials (including relevant invoices and similar evidence of outstanding obligations) used or useful in preparing any Interim Net Cash Schedule or the Parent Net Cash Schedule, as reasonably requested by the Company, and, if reasonably requested by the Company, Parent’s internal finance personnel, accountants and counsel at reasonable times and upon reasonable notice to discuss the most recent Interim Net Cash Schedule and the Parent Net Cash Schedule and the information and transactions reflected therein.
2.7 Post-Closing Adjustment of Parent Net Cash.
(a) Within 30 days after the Closing Date (the last day of such period, the “Response Date”), the Company may dispute any part of the calculations set forth in the Parent Net Cash Schedule by delivering a written notice to that effect to Parent (a “Dispute Notice”). Any Dispute Notice shall (i) identify in reasonable detail, to the extent then known, the nature and amounts of any proposed revisions to the Parent Net Cash Schedule and (ii) only include disagreements based on mathematical errors or based on the Parent Net Cash not being calculated in accordance with the definitions of the applicable terms set forth in this Agreement or properly accounting for the components thereof in accordance with such definitions. Any action or decision of Parent (but not the Company) with respect to the matters set forth in this Section 2.7 shall require and be subject to the consent of the Legacy Parent Directors (with disputes arising therefrom to be resolved in accordance with procedures set forth in Section 2.7(d)).
(b) If, on or prior to the Response Date, the Company notifies Parent in writing that it has no objections to the calculations set forth in the Parent Net Cash Schedule or, if prior to 11:59 p.m. Eastern Time on the Response Date, the Company has failed to deliver a Dispute Notice to Parent, then the calculation of Parent Net Cash set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined by the Parties for purposes of this Agreement and to represent the final Parent Net Cash for purposes of the determination of the Exchange Ratio pursuant to this Agreement.
(c) If the Company delivers a Dispute Notice on or prior to 11:59 p.m. Eastern Time on the Response Date, then Parent and the Company shall attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed-upon Parent Net Cash amount shall be deemed finally determined, binding and non-appealable for purposes of this Agreement and to represent the final Parent Net Cash for purposes of this Agreement.
(d) If Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash pursuant to Section 2.7(c) within 30 calendar days after delivery of the Dispute Notice (or such other period as Parent and the Company may mutually agree upon in writing), then any remaining disagreements as to the calculation of Parent Net Cash shall be referred to an independent auditor of recognized national standing mutually agreed upon by Parent and the Company (the “Accounting Firm”). Parent shall promptly deliver to the Accounting Firm all work papers and back-up materials used in preparing the Parent Net Cash Schedule, and Parent and the Company shall use reasonable best efforts to cause the Accounting Firm to make its determination within 30 calendar days of accepting its selection; provided that any failure of the Accounting Firm to strictly conform to any deadline or time period contained within this Section 2.7(d) shall not render the determination of the Accounting Firm invalid and shall not be a basis for seeking to overturn any determination rendered by the Accounting Firm. Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided that no such presentation or discussion shall occur without the presence of a representative of each of Parent and the Company. The Accounting Firm shall act as an expert and not as arbitrator. The determination of the

Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm and based solely on the written submissions made by or on behalf of Parent and the Company (and not by independent review). The Accounting Firm may not assign a value to any item in dispute greater than the greatest value for such item assigned by Parent or the Company in the Parent Net Cash Schedule or a Dispute Notice or less than the smallest value for such item assigned by Parent or the Company in the Parent Net Cash Schedule or a Dispute Notice. The determination of the amount of Parent Net Cash made by the Accounting Firm shall be made in writing delivered to each of Parent and the Company, shall be final, binding and non-appealable on Parent and the Company and shall be deemed to have been finally determined for purposes of this Agreement and to represent the final Parent Net Cash for purposes of this Agreement, absent a showing of manifest error. The fees and expenses of the Accounting Firm shall be allocated between Parent and the Company in the same proportion that the disputed amount of the Parent Net Cash that was unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed amount of the Parent Net Cash, and such portion of the costs and expenses of the Accounting Firm borne by Parent shall be deducted from the final determination of the amount of Parent Net Cash.
(e) If the final Parent Net Cash as determined pursuant to this Section 2.7 is less than Parent Net Cash as set forth in the Parent Net Cash Schedule, the Exchange Ratio shall be recalculated adjusting only such final Parent Net Cash and with no other changes to the components thereof (such recalculation, the “Modified Exchange Ratio”).
(f) Each former holder of (x) any Company Shares that were issued and outstanding (other than Excluded Shares and Dissenting Shares) and (y) Company Converting Warrants that were outstanding, in each case immediately prior to the Effective Time, shall be entitled to receive, without duplication, in respect of (i) each such Company Share or (ii) each Company Share that would have been received upon the net-exercise of such Company Converting Warrant, a number of additional shares of Parent Common Stock equal to the Modified Exchange Ratio minus the Exchange Ratio. The number of shares of Parent Common Stock each former holder of Company Shares and Company Warrants is entitled to receive pursuant to this Section 2.7(f) shall be rounded down to the nearest whole share and computed after aggregating all Company Shares held by such holder of Company Shares. Parent shall promptly issue and cause to be deposited with the Exchange Agent evidence of book-entry shares representing non-certificated shares of Parent Common Stock issuable pursuant to this Section 2.7(f) for further distribution to such former holders of Company Shares and Company Converting Warrants in accordance with Section 2.2, mutatis mutandis.
(g) If the final Parent Net Cash is greater than or equal to Parent Net Cash as set forth in the Parent Net Cash Schedule (such excess, the “Final Parent Net Cash Surplus”), the Final Parent Net Cash Surplus shall be added to the proceeds to be distributed to holders of CVRs pursuant to the terms of the CVR Agreement.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company represents and warrants to Parent as set forth in the statements contained in this Article III except as set forth in the disclosure letter delivered by the Company to Parent at or before the execution and delivery by the Company of this Agreement (the “Company Disclosure Schedule”). The Company Disclosure Schedule shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article III, and the disclosure in any section of the Company Disclosure Schedule shall be deemed to qualify other sections in this Article III to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.
3.1 Organizational Documents. The Company has made available to Parent accurate copies of the Organizational Documents of the Company and each of its Subsidiaries in effect as of the date of this Agreement. Neither the Company nor any of its Subsidiaries is in material breach or violation of its respective Organizational Documents.
3.2 Due Organization; Subsidiaries.
(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not have a Company Material Adverse Effect.
(b) The Company is duly licensed and qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified would not have a Company Material Adverse Effect.
(c) Each of the Company’s Subsidiaries is identified in Section 3.2(c) of the Company Disclosure Schedule; and neither the Company nor any of the entities identified in Section 3.2(c) of the Company Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other entity other than the entities identified in Section 3.2(c) of the Company Disclosure Schedule.
(d) Each of the Company’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not have a Company Material Adverse Effect.

(e) Neither the Company nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither the Company nor any of its Subsidiaries has agreed or is obligated to make or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other entity. Neither the Company nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other entity.
(f) All of the outstanding shares of capital stock or equivalent equity interests of each Subsidiary of the Company are owned of record and beneficially, directly or indirectly, by the Company free and clear of all material liens, pledges, security interests or other encumbrances.
3.3 Capitalization.
(a) The authorized capital stock of the Company as of the date of this Agreement consists of (i) 222,260,000 shares of common stock, par value $0.00001 per share (“Company Common Stock”), and (ii) 174,566,382 shares of preferred stock, par value $0.00001 per share (“Company Preferred Stock”), 64,723,570 shares of which have been designated Series A Preferred Stock (the “Company Series A Preferred Stock”), 80,110,993 shares of which have been designated Series A-1 Preferred Stock (the “Company Series A-1 Preferred Stock”) and 29,731,819 shares of which have been designated Series A-2 Preferred Stock (the “Company Series A-2 Preferred Stock”). As of the close of business on the Reference Date, (w) 21,261,061 shares of Company Common Stock, (x) 64,723,570 shares of Series A Preferred Stock, (y) 50,379,174 shares of Series A-1 Preferred Stock and (z) 29,731,819 shares of Series A-2 Preferred Stock are issued and outstanding. The Company does not hold any shares of its capital stock in its treasury. From the close of business on the Reference Date to the date of this Agreement, the Company has not issued any shares of its capital stock other than the issuance of shares of Company Common Stock upon the exercise of Company Options or Company Warrants, in each case, that were outstanding as of the close of business on the Reference Date in accordance with the terms thereof. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of the Company or any of its Subsidiaries.
(b) Section 3.3(b) of the Company Disclosure Schedule lists, as of the Reference Date, (i) each holder of issued and outstanding Company Warrants, (ii) the number and type of shares subject to each Company Warrant, (iii) the exercise price of each Company Warrant, and (iv) the termination date of each Company Warrant.
(c) All of the outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable. None of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. There is no Company Contract pursuant to which the Company or any of its Subsidiaries may become obligated to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. The Company has made available to Parent a complete and accurate copy of each Investor Agreement.
(d) Except for the 2021 Equity Incentive Plan (the “Company Equity Plan”) and the award agreements thereunder, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the close of business on the Reference Date, 38,152,270 shares of Company Common Stock were authorized for issuance under the Company Equity Plan, of which 22,450,360 shares of Company Common Stock were subject to issuance upon the exercise of Company Options and 8,131,821 shares of Company Common Stock remained available for future issuance pursuant to the Company Equity Plan. Section 3.3(d) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the Reference Date, with respect to each Company Option of (i) the name of the holder of such Company Option (or if not permitted under applicable Data Protection Regulations, the grant ID); (ii) the number of shares of Company Common Stock subject to such outstanding Company Option; (iii) the grant or issuance date of such Company Option; (iv) the applicable vesting schedule of such Company Option; (v) the exercise price of such Company Option; (vi) the expiration date of such Company Option; and (vii) whether such Company Option is intended to be an “incentive stock option” as defined in Section 422 of the Code.
(e) Except for the Company Options and the Company Warrants, there is no (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company or any of its Subsidiaries, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company or any of its Subsidiaries or (iii) condition or circumstance that would be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of the Company or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights (including any rights that are linked in any way to the price or value of the capital stock or other securities) with respect to the Company or any of its Subsidiaries.
(f) All outstanding shares of Company Capital Stock, Company Options, Company Warrants and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Laws, (ii) the Organizational Documents of the Company and the Investor Agreements and (iii) all requirements set forth in applicable Contracts. No Company Options have an exercise price that has been less than the fair market value of the underlying stock as of the date such Company Option was granted or has any feature for the deferral of compensation that could render the grant subject to Section 409A of the Code. Each Company Option characterized by the Company as an “incentive stock option” within the meaning of Section 422 of the Code was granted in compliance with all of the applicable requirements of Section 422 of the Code.

(g) As of the date of this Agreement, (i) the Original Issue Price (as defined in the certificate of incorporation of the Company) is $7.8275 for the Company Series A Preferred Stock, $8.6103 for the Company Series A-1 Preferred Stock and $8.6103 for the Company Series A-2 Preferred Stock, (ii) the Conversion Price (as defined in the certificate of incorporation of the Company) is $7.8275 for the Company Series A Preferred Stock, $8.6103 for the Company Series A-1 Preferred Stock and $8.6103 for the Company Series A-2 Preferred Stock and (iii) the Company Preferred Stock is convertible on a one-share-for-one-share basis into Company Common Stock.
(h) The treatment of Company Capital Stock, Company Options and Company Warrants under this Agreement is consistent with and in accordance with the Organizational Documents of the Company, the Investor Agreements, any other applicable Contract and applicable Law. In connection with the Contemplated Transactions, no holder of any Company Options or Company Warrants is (after taking into account the amendment of any Company Warrant to become a Company Converting Warrant) entitled to any consideration for such Company Options or Company Warrants in excess of the consideration provided in this Agreement, and, as of immediately after the Effective Time, no holder or former holder of Company Options or Company Warrants shall have the right to acquire any shares of Company Capital Stock.
3.4 Authority; Binding Nature of Agreement; Required Vote.
(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Stockholder Approval, to consummate the Contemplated Transactions. The Company Board (at a meeting duly called and held or by written consent in lieu of a meeting) has (i) determined that the Contemplated Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, and (iii) resolved to make the Company Board Recommendation. As of the date of this Agreement, such resolutions have not been amended or withdrawn. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except, in each case, as enforcement may be limited by bankruptcy, insolvency, reorganization or similar Laws affecting creditors’ rights generally and by general principles of equity (the “Enforceability Exceptions”).
(b) Except for the adoption of this Agreement by (i) the affirmative written consent of the holders of a majority of the outstanding Company Capital Stock entitled to vote thereon and (ii) the affirmative written consent of the holders of a majority of Company Preferred Stock entitled to vote thereon (such approval, the “Company Stockholder Approval”), no other corporate proceedings on the part of the Company stockholders are necessary to authorize, adopt or approve, as applicable, this Agreement or the Contemplated Transactions.
3.5 Non-Contravention; Consents.
(a) Subject to (i) obtaining the Company Stockholder Approval, (ii) the filing of the Certificate of Merger required by the DGCL and (iii) any applicable requirements of the HSR Act or any foreign Antitrust Laws, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation by the Company of the Contemplated Transactions, will (with or without notice or lapse of time):
(i) result in a violation or breach of any of the provisions of the Organizational Documents of the Company or any of its Subsidiaries;
(ii) result in a violation or breach of, or give any Governmental Entity the right to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the assets owned by the Company or any of its Subsidiaries, is subject;
(iii) result in a violation or breach of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company or any of its Subsidiaries;
(iv) result in a violation or breach of, or result in a default under, any provision of any Company Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Company Material Contract; (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (C) accelerate the maturity or performance of any Company Material Contract; or (D) cancel, terminate or modify any term of any Company Material Contract; or
(v) result in the imposition or creation of any Lien upon or with respect to any asset owned or used by the Company or any of its Subsidiaries (except for Permitted Liens).
(b) Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and (ii) any applicable requirements of the HSR Act or any foreign Antitrust Laws, neither the Company nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Entity in connection with (x) the execution, delivery or performance by the Company of this Agreement, or (y) the consummation by the Company of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of the Company to consummate the Contemplated Transactions or that would have a Company Material Adverse Effect.
(c) The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Voting Agreement and to the consummation of the Contemplated Transactions. To the Company’s Knowledge, no other takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Voting Agreement or any of the Contemplated Transactions.

3.6 Financial Statements.
(a) The Company has made available to Parent accurate copies of the audited consolidated balance sheets of the Company and its Subsidiaries as of December 31, 2024 and December 31, 2025, and the related audited consolidated statements of income and cash flows for the fiscal years ended December 31, 2023, 2024 and 2025, together with all related notes and schedules thereto and including a signed unqualified audit report in connection therewith from the auditing firm which audited such consolidated financial statements (the “Company Audited Financial Statements”), and the unaudited consolidated balance sheet and related consolidated statements of income and cash flows for the three-month period ended March 31, 2025 and March 31, 2026 (the “Company Unaudited Financial Statements” and, together with the Company Audited Financial Statements, collectively, the “Company Financial Statements”).
(b) The Company Financial Statements (i) were prepared in accordance with GAAP applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (ii) fairly present, in all material respects, the financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby. There has been no material change in the Company’s accounting methods or principles that would be required to be disclosed in the Company’s financial statements in accordance with GAAP.
(c) The Company maintains a system of internal control over financial reporting that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Company Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.
(d) The Company has not identified and has not received written notice from an independent auditor of (i) any significant deficiency or material weakness in the system of internal controls utilized by the Company, (ii) any fraud that involves the Company’s management or other employees who have a significant role in the preparation of financial statements or the internal controls over financial reporting utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
3.7 Absence of Changes.
(a) Except as expressly contemplated or permitted by or in connection with the execution and delivery of this Agreement, between the date of the Company’s latest consolidated unaudited balance sheet (the “Company Balance Sheet”) and the date of this Agreement, (i) the Company has conducted its business in the Ordinary Course of Business in all material respects (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Contemplated Transactions) and (ii) there has not occurred any action, event or occurrence that would have required the consent of Parent pursuant to Sections 5.1(a)(vii), 5.1(a)(ix), 5.1(a)(x), 5.1(a)(xi), 5.1(a)(xiii), 5.1(a)(xiv), 5.1(a)(xv), 5.1(a)(xix) and, to the extent relating to the foregoing, Section 5.1(a)(xxi), had such action, event or occurrence taken place after the execution and delivery of this Agreement.
(b) Since December 31, 2025, there has not been any Company Material Adverse Effect (disregarding for purposes of this Section 3.7(b) clause (2) of the definition thereof).
3.8 Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liability, debt or obligation, individually or in the aggregate, of a type required to be recorded or reflected on the Company’s balance sheet or disclosed in the footnotes thereto under GAAP except for liabilities, debts or obligations (a) disclosed, reflected or reserved against in Company Balance Sheet or disclosed in the notes thereto included in the Company Financial Statements as so required by GAAP, (b) that have been incurred by the Company or any of its Subsidiaries since the date of the Company Balance Sheet in the Ordinary Course of Business (none of which are liabilities or obligations directly or indirectly related to a breach of Contract, breach of warranty, tort, infringement, Legal Proceeding or violation of, or non-compliance with, Law), (c) for performance of obligations of the Company or any of its Subsidiaries under the Contracts which have not resulted from a breach of such Contracts, breach of warranty, tort, infringement or violation of Law, or (d) incurred in connection with the Contemplated Transactions.
3.9 Title to Assets. The Company and each of its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or material tangible assets and material equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all material tangible assets reflected on the Company Balance Sheet; and (b) all other material tangible assets reflected in the books and records of the Company or any of its Subsidiaries as being owned by the Company or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by the Company or its applicable Subsidiary free and clear of any Liens, other than Permitted Liens.
3.10 Legal Proceedings; Orders.
(a) As of the date of this Agreement, there is no pending Legal Proceeding and no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any of its Subsidiaries, (C) any Company Associate (in his or her capacity as such) or (D) any of the material assets owned or used by the Company or any of its Subsidiaries; and (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) Since January 1, 2025, no Legal Proceeding has been pending against the Company or any of its Subsidiaries that resulted, or could reasonably be expected to result, in any liability that is material to the Company and its Subsidiaries, taken as a whole.

(c) There is no material order, writ, injunction, judgment or decree to which the Company or any of its Subsidiaries, or any of the material assets owned or used by the Company or any of its Subsidiaries, is subject; provided that to the extent any such representations or warranties in this sentence pertain to any order, writ, injunction, judgment or decree that relates to the execution, delivery, performance or consummation of this Agreement or any of the Contemplated Transactions, such representations and warranties are made only as of the date of this Agreement. To the Company’s Knowledge, no officer or employee of the Company or any of its Subsidiaries is subject to any unsatisfied order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or any of its Subsidiaries or to any material assets owned or used by the Company or any of its Subsidiaries.
3.11 Contracts.
(a) Section 3.11(a) of the Company Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all Company Contracts, entered into prior to or on the date of this Agreement, in the following categories (other than any Company Benefit Plan, any purchase order or work order issued pursuant to the terms of a Company Contract disclosed on Section 3.11(a) of the Company Disclosure Schedule, any quality agreement, any business associate agreement, any data processing addenda and any confidentiality agreement) (each such Company Contract, whether or not set forth on Section 3.11(a) of the Company Disclosure Schedule and including, for purposes of Section 3.11(b) and Section 5.1(a)(xiv), those entered into after the date of this Agreement, a “Company Material Contract”):
(i) each Contract containing (A) any provision limiting the freedom of the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates, to engage in any line of business, development program, therapeutic area or geographic area or with any Person or compete with any Person, other than any covenant not to solicit any employee, customer, or consultant entered into in the Ordinary Course of Business, (B) any “most-favored nations” obligation or similar provision (including with respect to pricing) restricting the Company or any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates, (C) any exclusivity obligation on the Company, any of its Subsidiaries or, at or after the Effective Time, Parent or any of its Affiliates or (D) an obligation for Company or any of its Subsidiaries to purchase a minimum quantity of goods or services or to purchase all or substantially all of a certain type of good or service from a single vendor and its Affiliates in any geographic area or contains a “take or pay” provision, other than, in the cases of clauses (A) and (C) above, any confidentiality or non-use provisions in Contracts entered into in the Ordinary Course of Business, which are not material to the business of or operations of the Company and its Subsidiaries, taken as a whole;
(ii) each Contract that governs the formation, creation, governance, economics or control of any joint venture, legal partnership or other similar arrangement, other than with respect to any Contract solely between or among the Company and any of its Subsidiaries;
(iii) each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $500,000 pursuant to its express terms and not cancelable without penalty;
(iv) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any entity (whether by merger, sale of stock, sale of assets or otherwise);
(v) each Contract providing for the creation of any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments providing for the creation of material Indebtedness of the Company or any of its Subsidiaries or creating any material Liens, other than Permitted Liens or Contracts required to be disclosed on Section 3.11(a)(vii) of the Company Disclosure Schedule, with respect to any material assets of the Company or any of its Subsidiaries;
(vi) each Company Real Estate Lease;
(vii) each (A) Company Out-bound License, (B) Company In-bound License, (C) settlement, co-existence or other similar Contract that (I) involves the settlement of any pending or threatened Legal Proceeding and (II) either involves a payment obligation after the date of this Agreement in excess of $500,000 or grants a third party a license or right to use or restricts any Person from filing, registering, enforcing, disposing of or otherwise exploiting any Company Owned IP or (D) Contract that includes any covenant, agreement, undertaking or commitment by the Company or its Subsidiaries not to sue any other Person for infringement, misappropriation or other violation of Company IP or otherwise assert any Company IP against any other Person; provided that the foregoing in this subclause (D) shall not be construed to include license grants;
(viii) each Contract pursuant to which the Company or any of its Subsidiaries has continuing milestone, royalty or similar contingent payment obligations, but not including any payments due upon completion of contracted services, including upon the achievement of development, regulatory or commercial milestones or obligation to pay any royalty, dividend, profit-sharing or similar payment based on the revenues or profits of the Company or any of its Subsidiaries, in each case, excluding indemnification and performance guarantee obligations provided for in the Ordinary Course of Business and any Contracts required to be disclosed on Section 3.11(a)(vii) of the Company Disclosure Schedule;
(ix) each Contract that is not terminable at will with no more than 90 days’ prior notice (with no penalty or payment) by the Company or its Subsidiaries, as applicable, and which expressly provides for payment or receipt by the Company or any of its Subsidiaries after the date of this Agreement under any such Contract of more than $1,000,000 in the aggregate;
(x) each collective bargaining agreement or other similar Contract with any labor organization, union, group or association covering employees of the Company or its Subsidiaries;

(xi) each Contract with any Company Affiliate providing for severance or similar termination payments, retention or change in control payments, or for the acceleration of vesting or grant of any incentive equity or similar compensation, in connection with the Contemplated Transactions;
(xii) each Contract pursuant to which any material research or development activities are conducted by the Company or any of its Subsidiaries for a third party, including each master clinical trial agreement or similar framework agreement, but excluding individual clinical site agreements, clinical trial agreements with individual investigators or institutions, and work orders, task orders or statements of work issued under such master clinical trial agreement or similar framework agreement; or
(xiii) each stockholders’, investors rights’, registration rights or similar Contract to which the Company or any of its Subsidiaries is a party, including the Investor Agreements.
(b) The Company has made available to Parent true, correct and complete copies of all Company Material Contracts, including all material amendments thereto, in each case in effect on the date of this Agreement but excluding any purchase orders, work orders, quality agreements, business associate agreements and data processing addenda incorporated therein. There are no Company Material Contracts that are not in written form. None of the Company, any of its Subsidiaries or, to the Company’s Knowledge, any other party to a Company Material Contract, has breached, violated or defaulted under, or received written notice that it breached, violated or defaulted under, any of the terms or conditions of, or Laws applicable to, any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. As to the Company and its Subsidiaries, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No counterparty to a Company Material Contract has notified the Company in writing (or, to the Company’s Knowledge, otherwise) that it intends to terminate or not renew a Company Material Contract.
3.12 Employee and Labor Matters; Benefits Plans.
(a) Section 3.12(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all material Company Benefit Plans in effect on the date of this Agreement, including each such Company Benefit Plan that provides for retirement, change in control, stay or retention deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits, but excluding (i) any employment agreement, offer letter, employment contract or consultancy agreement with a natural person that is in all material respects consistent with the standard form made available to Parent prior to the date of this Agreement and listed on Section 3.12(a) of the Company Disclosure Schedule, (ii) any individual equity award agreement that is in all material respects consistent with the standard form made available to Parent prior to the date of this Agreement and listed on Section 3.12(a) of the Company Disclosure Schedule and (iii) any Company Benefit Plans required to be maintained pursuant to applicable Laws that do not provide compensation or benefits in excess of those required by applicable Laws.
(b) As applicable with respect to each Company Benefit Plan required to be listed on Section 3.12(a) of the Company Disclosure Schedule, the Company has made available to Parent true, correct and complete copies of (i) each Company Benefit Plan, including all material amendments thereto, and in the case of an unwritten Company Benefit Plan, a written description thereof, (ii) the current summary plan description and each summary of material modifications thereto, (iii) the most recently filed annual report with any Governmental Entity (e.g., Form 5500 and all schedules thereto), (iv) the most recent determination, opinion or advisory letter from the Internal Revenue Service (“IRS”) with respect to each Company Benefit Plan intended to qualify under Section 401(a) of the Code, (v) the most recent nondiscrimination testing report, (vi) all non-routine correspondence received from or provided to the United States Department of Labor (“DOL”), the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity between January 1, 2025 and the date of this Agreement and (vii) all notices and filings concerning IRS or DOL or other Governmental Entity audits or investigations, including with respect to “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, between January 1, 2025 and the date of this Agreement.
(c) Each Company Benefit Plan has been established, maintained, funded, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other applicable Laws.
(d) The Company Benefit Plans that are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and that are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, or are covered by advisory or opinion letters with respect to a volume submitter or prototype plan, and, to the Company’s Knowledge, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Company Benefit Plan or the tax exempt status of the related trust.
(e) None of the Company, any of its Subsidiaries or any Company ERISA Affiliate has maintained, contributed to, been required to contribute to, or had any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code), (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (v) any “voluntary employees beneficiary association” within the meaning of Section 501(c)(9) of the Code. The obligations of all Company Benefit Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. No Company Benefit Plan is maintained through a human resources or benefit outsourcing entity, professional employer organization or other similar provider.

(f) As of the date of this Agreement, there are no pending audits or investigations by any Governmental Entity involving any Company Benefit Plan, and no pending or, to the Company’s Knowledge, threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan, any fiduciary thereof or service provider thereto. Since January 1, 2025, all material contributions and premium payments required to have been timely made under any of the Company Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither the Company nor any of its Subsidiaries has any liability for any such unpaid contributions with respect to any Company Benefit Plan, all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP, and all reports, returns and similar documents required to be filed with any Governmental Entity or distributed to any plan participant have been timely filed or distributed.
(g) None of the Company or any of its Subsidiaries, or, to the Company’s Knowledge, any fiduciary, trustee or administrator of any Company Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Company Benefit Plan which would subject any such Company Benefit Plan, the Company or any of its Subsidiaries to a material Tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(h) No Company Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than coverage mandated by Part B of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law at the participant or beneficiary’s sole expense or, as described in Section 3.12(h) of the Company Disclosure Schedule, as provided with respect to continuation health coverage as part of severance, and none of the Company or any of its Subsidiaries has any obligation to provide such insurance or benefits (whether under a Company Benefit Plan or otherwise) nor has made a written or oral representation promising to provide such insurance or benefits.
(i) For each Company Benefit Plan that is a group health plan under Section 733(a)(1) of ERISA, the Company has complied in all material respects with the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including any guidance issued thereunder (“PPACA”), and COBRA. Neither the Company nor any of its Subsidiaries has failed to comply in all material respects with ERISA Sections 601 to 608 and Code Section 4980B and the Company has, for any relevant period, offered the requisite number of “full-time employees” group health coverage that is “affordable” and of “minimum value” (as such terms are defined by the employer shared responsibility provisions of PPACA). The Company has not incurred (whether or not assessed), or is not reasonably expected to incur or to be subject to, any Tax, penalty or other liability that may be imposed under PPACA or Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code or with respect to any requirement to timely file PPACA information returns with the IRS or provide statements to participants under Section 6056 or 6055 of the Code or state law requirements as applicable, or pursuant to Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of Company Benefit Plans.
(j) Except as otherwise contemplated under this Agreement or as set forth on Section 3.12(j) of the Company Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Contemplated Transactions will either alone or in connection with any other event(s) (i) result in any payment (whether of severance pay or otherwise) becoming due to or forgiveness of indebtedness for any Company Associate, (ii) increase any amount of compensation or benefits otherwise payable to any Company Associate, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan or (v) limit the right to merge, amend or terminate any Company Benefit Plan (or result in adverse consequences for so doing).
(k) Neither the execution of this Agreement nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including a termination of employment) will result in the receipt or retention (i) by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to the Company and its Subsidiaries of any payment or benefit that is characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code or (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code.
(l) Each Company Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in material compliance in both form and operation with the requirements of Section 409A of the Code and the regulations promulgated thereunder. The Company does not have any liability for nonreporting or underreporting of income subject to Section 409A of the Code.
(m) No Person has any “gross up” agreements with the Company or any of its Subsidiaries or other assurance of reimbursement by the Company or any of its Subsidiaries for any Taxes imposed under Section 409A or Section 4999 of the Code.
(n) There are, and since January 1, 2025 there have been, no actual, threatened or pending negotiations, strikes, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any proceedings or arbitrations that involve the labor or employment relations of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union or labor organization representing any of its employees, and there is no labor union or labor organization representing or, to the Company’s Knowledge, purporting to represent or seeking to represent any employees of the Company or its Subsidiaries, including through the filing of a petition for representation election.
(o) The Company and each of its Subsidiaries is, and since January 1, 2025 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, wrongful termination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration and I-9, reasonable accommodation, disability rights or benefits, child labor, working conditions, privacy, employee safety and health, wages

(including overtime wages), unemployment and workers’ compensation, leaves of absence, hours of work and orders, regulations, ordinances and guidelines by any Governmental Entity regarding COVID-19 (including any “stay at home” orders or other similar orders, regulations or guidelines). Except as would not be reasonably likely to result in a liability that is material to the Company and its Subsidiaries, taken as a whole, with respect to employees of the Company or any of its Subsidiaries, each of the Company and its Subsidiaries, since January 1, 2025 (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), premiums, commissions, paid time off, on-call payments, bonus, benefits, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). As of the date of this Agreement, there are no actions, suits, claims, charges, demands, lawsuits, investigations, audits or administrative matters pending or, to the Company’s Knowledge, threatened or reasonably anticipated against the Company or any of its Subsidiaries or Company Associates (in his or her capacity as such) relating to any current or former employee, applicant for employment, independent contractor, employment agreement or Company Benefit Plan (other than routine claims for benefits). All U.S.-based employees of the Company and its Subsidiaries are employed “at-will” and their employment can be terminated without advance notice or payment of severance.
(p) Except as would not be reasonably likely to result in a liability that is material to the Company and its Subsidiaries, taken as a whole, with respect to each individual since January 1, 2025 who rendered services to the Company or any of its Subsidiaries, the Company and each of its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Neither the Company nor any of its Subsidiaries has any material liability with respect to any misclassification of (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages.
(q) There is not and has not been since January 1, 2025, nor, to the Company’s Knowledge, is there or has there been since January 1, 2025, any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Company’s Knowledge, any union organizing activity, against the Company or any of its Subsidiaries. No event has occurred, and, to the Company’s Knowledge, no condition or circumstance exists, that would reasonably be expected directly or indirectly to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute.
(r) No Company Benefit Plan is or has been maintained outside the jurisdiction of the United States, or covers or covered any employee permanently residing or working outside the United States.
(s) Since January 1, 2025, neither the Company nor its Subsidiaries has caused (i) a plant closing as defined in the Worker Adjustment and Retraining Notification Act (the “WARN Act”) affecting any single site of employment of the Company or any of its Subsidiaries or one or more operating units within any site of employment of the Company or any of its Subsidiaries or (ii) a mass layoff as defined in the WARN Act, nor has the Company or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law. No employee of the Company or any of its Subsidiaries has suffered an employment loss, as defined in the WARN Act, within the 90-day period ending on the Closing Date.
(t) No Legal Proceedings are as of the date of this Agreement open and pending (or between January 1, 2025 and the date of this Agreement have been settled or otherwise closed) against the Company or any of its Subsidiaries with respect to the employment of, or failure to employ, any individual, including any brought with or by the Equal Employment Opportunity Commission, the Office of Federal Contract Compliance Programs, or other Governmental Entity regulating the employment or compensation of individuals (or, with respect to discrimination, unlawful harassment, retaliation, or similar wrongdoing, pursuant to internal complaint procedures), and no employee of the Company or any of its Subsidiaries has made, between January 1, 2025 and the date of this Agreement, a written complaint of discrimination, unlawful harassment, retaliation, or other similar wrongdoing or, to the Company’s Knowledge, between January 1, 2025 and the date of this Agreement, an oral complaint. Between January 1, 2025 and the date of this Agreement, neither the Company nor any of its Subsidiaries has received any requests for, or conducted, an internal investigation of any Company Associate with respect to any claims with respect to discrimination, unlawful harassment, retaliation, or other similar wrongdoing. Neither the Company nor any of its Subsidiaries is a party to any settlement agreement with a Company Associate resolving allegations of sexual or other unlawful harassment, discrimination, or retaliation by any Company Associate. The Company and its Subsidiaries have used reasonable best efforts to promptly, thoroughly and impartially investigate all employment discrimination, sexual or other unlawful harassment, and retaliation allegations of, or against, any employee in accordance with applicable Law. With respect to each such allegation with potential merit, the applicable employer has taken prompt corrective action reasonably calculated to prevent further discrimination and harassment or retaliation, and neither the Company nor any of its Subsidiaries reasonably expects to incur any material liability with respect to any such allegation.
3.13 Environmental Matters. The Company and each of its Subsidiaries are, and have been since January 1, 2025, in compliance in all material respects with all applicable Environmental Laws. The Company and each of its Subsidiaries have and maintain, in full force and effect, all Governmental Authorizations required under applicable Environmental Laws for the operation of their respective businesses or use of the Company Leased Real Property and the Company and each of its Subsidiaries are in compliance in all material respects with the terms and conditions thereof. Neither the Company nor any of its Subsidiaries has received any written notice or other communication (in writing or otherwise), whether from a Governmental Entity or other Person, that alleges that the Company or any of its Subsidiaries (a) is not in material compliance with, or has material liability pursuant to, any Environmental Law, (b) has been identified as a potentially responsible party with respect to any contaminated site under any

Environmental Law or (c) has generated, stored, treated, transported, disposed of or arranged for any other Person to transport or dispose of Hazardous Materials that have been found at any site at which a Governmental Entity or other Person has conducted or has been ordered to conduct a remedial investigation, removal or other response actions pursuant to Environmental Law. To the Company’s Knowledge, there are no underground storage tanks or other underground storage receptacles for Hazardous Materials present on any Company Leased Real Property. To the Company’s Knowledge, there has been no release of or exposure to any Hazardous Materials at, on or under the Company Leased Real Property.
3.14 Taxes.
(a) The Company and each of its Subsidiaries have timely filed (taking into account all extensions of time to file that have been granted) all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in substantial compliance with all applicable Law. No written claim has ever been made prior to the date of this Agreement by any Governmental Entity in any jurisdiction where the Company or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that the Company or such Subsidiary is subject to taxation by that jurisdiction.
(b) All income Taxes and any other material Taxes due and owing by the Company or any of its Subsidiaries on or before the date of this Agreement (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of the Company and its Subsidiaries did not, as of the date of the Company Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Company Balance Sheet. Since the date of the Company Balance Sheet, neither the Company nor any of its Subsidiaries has incurred any material Tax liability outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c) All material Taxes that the Company or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and have been timely paid to the proper Governmental Entity or other Person or properly set aside in accounts for this purpose.
(d) There are no Liens for material Taxes (other than Permitted Liens) upon any of the assets of the Company or any of its Subsidiaries.
(e) No outstanding deficiencies for income Taxes or any other material Taxes with respect to the Company or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Entity in writing. There are no pending or ongoing, nor, to the Company’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries (nor any of their predecessors) has waived any statute of limitations in respect of any income Taxes or other material Taxes or agreed to any extension of time with respect to any income Tax or other material Tax assessment or deficiency, which waiver or extension is still in effect.
(f) Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g) Neither the Company nor any of its Subsidiaries is a party to any material Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than commercial agreements entered into in the Ordinary Course of Business the principal subject matter of which is not the allocation of Taxes.
(h) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for Tax purposes made on or prior to the Closing Date, (ii) use of an improper method of accounting for a Tax period (or portion thereof) ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date or (vi) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date. The Company has not made any election under Section 965(h) of the Code.
(i) Neither the Company nor any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither the Company nor any of its Subsidiaries has any liability for any material Taxes of any Person (other than the Company and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or otherwise.
(j) Neither the Company nor any of its Subsidiaries (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code or (ii) has a permanent establishment (within the meaning of an applicable Tax treaty) or other office or fixed place of business in a country other than the country in which it is organized.
(k) Neither the Company nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(l) Neither the Company nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

(m) Neither the Company nor any of its Subsidiaries has availed itself of any Tax relief pursuant to any pandemic response laws that could reasonably be expected to materially impact the Tax payment and/or Tax reporting obligations of the Company and its Affiliates (including Parent and its Subsidiaries) after the Closing Date.
(n) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (A) within the two-year period ending on the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.
(o) For purposes of this Section 3.14, each reference to the Company or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company of any of its Subsidiaries.
3.15 Intellectual Property.
(a) Section 3.15(a) of the Company Disclosure Schedule sets forth, to the Company’s Knowledge, a true, correct and complete list of all of the following Company IP as of the date of this Agreement: (A) issued Patents and pending applications for Patents, (B) registered Trademarks and applications for registration of Trademarks, (C) Internet domain names and (D) registered Copyrights, indicating as to each item, as applicable: (i) the current legal and record owner(s), (ii) the jurisdictions in which such item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance, registration or application number of the item, (iv) the dates of application, issuance or registration of the item and (v) the current status of the item (e.g., registered or pending). As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than ex parte initial or continuing examination proceedings in front of a government agency) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Company Owned IP, or, to the Company’s Knowledge, any Company Licensed IP, is being or has been contested or challenged. To the Company’s Knowledge, all Company IP is in effect, valid, subsisting and enforceable and has not been abandoned or dedicated to the public domain or adjudged invalid or unenforceable. With respect to Company Owned IP: (x) the Company has taken reasonable steps to avoid revocation, cancellation, or unintentional lapse or otherwise materially adversely affecting its enforceability, use, or priority, (y) to the Company’s Knowledge, all duties of disclosure, candor and good faith have been complied with, and (z) all other material procedural requirements have been complied with, or can be complied with, without materially and adversely affecting such Company Owned IP’s enforceability, use or priority, including, with respect to such Company Owned IP, (1) inventors having been properly identified on all Patents, (2) all necessary affidavits of inventorship, ownership, use and continuing use and other filings having been timely made, and (3) all necessary maintenance fees and other fees timely paid to file, prosecute, obtain and maintain in effect all such rights in all material respects.
(b) The Company or its Subsidiaries solely and exclusively owns or has rights to all right, title and interest in and to all material Company Owned IP, free and clear of all Liens other than Permitted Liens, and has the right to use all other Intellectual Property Rights necessary for, or used in or held for use by, the Company or its Subsidiaries in their businesses as currently conducted. Except as set forth on Section 3.15(b) of the Company Disclosure Schedule, to the Company’s Knowledge, the applicable third-party licensor solely owns the Intellectual Property Rights that are exclusively licensed or sublicensed to Company or any of its Subsidiaries under a Company In-bound License. Each Company Associate materially involved in the creation or development of any material Company Owned IP has signed a valid, enforceable written agreement containing a present assignment of all such Person’s rights in such material Company Owned IP to the Company or its Subsidiaries (without further payment being owed to any such Person and without any restrictions or obligations on the Company’s or its Subsidiaries’ ownership or use thereof). Each Person with access to any material Trade Secrets owned or purported to be owned by the Company or any of its Subsidiaries has signed a valid, enforceable written agreement containing confidentiality provisions protecting such Trade Secrets, which, to the Company’s Knowledge, has not been materially breached by any such Person. The Company and its Subsidiaries have taken commercially reasonable measures to protect against unauthorized disclosure of any Trade Secret that is material to the business of the Company and its Subsidiaries, taken as a whole, as currently conducted.
(c) No funding, facilities or personnel of any Governmental Entity, university, college, research institute, other educational, academic or not-for-profit institution has been used, in whole or in part, to create any material Company Owned IP or, to the Company’s Knowledge, any material Company Licensed IP, except for any such funding or use of facilities or personnel that does not result in such Person obtaining ownership of, a statutory license to, “march-in” rights or a right to direct the location of manufacturing of products with respect to such Company Owned IP.
(d) Section 3.15(d) of the Company Disclosure Schedule sets forth a true, correct and complete list of each license agreement pursuant to which the Company or any of its Subsidiaries (i) is granted a license or sublicense under any material Intellectual Property Right owned by any third party that is used by the Company or any of its Subsidiaries in its business as conducted as of the date of this Agreement (each a “Company In-bound License”) or (ii) grants to any third party a license or sublicense under any material Company IP or any material Intellectual Property Right licensed to the Company or any of its Subsidiaries under a Company In-bound License (each a “Company Out-bound License”); provided that neither “Company In-bound Licenses” nor “Company Out-bound Licenses” shall include any Standard IP Contracts.
(e) To the Company’s Knowledge, since January 1, 2025, the operation of the businesses of the Company and its Subsidiaries has not infringed or misappropriated or otherwise violated any valid Intellectual Property Rights owned by any other Person. As of the date of this Agreement, no Legal Proceeding (i) is pending (or is threatened in writing) against the Company or any of its Subsidiaries alleging that the operation of the businesses of the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating or has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by any other Person or (ii) has been commenced (or threatened in writing) by the Company or any of its Subsidiaries against any other Person alleging that the operation of the businesses of such Person is infringing, misappropriating or otherwise violating or has infringed, misappropriated or otherwise violated any Company Owned IP. Since January 1, 2025, neither the Company nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the businesses of the Company or any of its Subsidiaries is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated Intellectual Property Rights of another Person nor has the Company or any of its Subsidiaries made any written notice or other written communication alleging any other Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Company Owned IP. To the Company’s Knowledge, no third party is infringing, misappropriating or otherwise violating any Company IP.
(f) None of the Company Owned IP or, to the Company’s Knowledge, any Company Licensed IP, is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by the Company or any of its Subsidiaries of any such Company Owned IP or Company Licensed IP.
(g) None of the Company or its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate the Company or any of its Subsidiaries to grant or offer to any other Person any license or right to any Company IP.
3.16 Privacy and Data Security.
(a) The operation of the Company’s and its Subsidiaries’ business is in compliance in all material respects with applicable Data Protection Regulations. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Contemplated Transactions will result in any material violation of applicable Data Protection Regulations. Since January 1, 2023, there have been (i) no Security Incidents materially impacting Personal Data (including any clinical trial data or other data obtained from or about clinical trial subjects, research participants, investigators, or investigator personnel) or any confidential data or Trade Secrets used in the business of the Company or its Subsidiaries as currently conducted (collectively, “Company Sensitive Data”) (and the Company and its Subsidiaries have not provided or been required under applicable Data Protection Regulations to provide notification of any breach of privacy or data security), (ii) no material violations of any security policy of the Company or its Subsidiaries regarding any such Company Sensitive Data and (iii) no material unintended or improper disclosure of any Company Sensitive Data in the possession, custody or control of the Company or its Subsidiaries or a contractor or agent acting on behalf of the Company or its Subsidiaries. Since January 1, 2023, none of the Company or its Subsidiaries has received any written notice (x) from a vendor or data processor that processes Company Sensitive Data on behalf of the Company or any of its Subsidiaries with respect to a Security Incident materially impacting Company Sensitive Data or (y) from any other Person, including from any supervisory authority or Governmental Entity of any complaint, investigation, inquiry or enforcement action regarding its Company Sensitive Data processing.
(b) Each of the Company and its Subsidiaries has materially complied, and continues to materially comply, with applicable Data Protection Regulations, including with (i) requirements to process Personal Data lawfully, (ii) contractual requirements applicable to the engagement of data processors processing Personal Data on behalf of the Company and its Subsidiaries, (iii) requirements to provide adequate security measures to protect Company Sensitive Data, (iv) conduct of appropriate data privacy impact assessments to the extent required by applicable Data Protection Regulations, (v) provisions related to lawful cross-border data transfers of Personal Data and (vi) applicable requirements for the collection, use, storage and security of clinical trial data under ICH Guidelines for Good Clinical Practice and applicable regulations.
(c) Each of the Company and its Subsidiaries has implemented commercially reasonable physical, technical and organizational measures designed to protect Company Sensitive Data against loss, destruction and damage, unauthorized access, use, modification, disclosure or other misuse.
(d) To the Company’s Knowledge, (i) the Company and its Subsidiaries have implemented commercially reasonable safeguards for transfers of Personal Data outside of a country of origin in compliance in all material respects with applicable Data Protection Regulations, and (ii) none of the Company or its Subsidiaries has suspended or terminated a transfer of Personal Data due to violation of applicable Data Protection Regulations or received any written notice from a supervisory authority regarding any concerns about a transfer of Personal Data, except, in each case, as would not have a Company Material Adverse Effect.
(e) With respect to any clinical trial or other clinical research study conducted by or on behalf of the Company or any of its Subsidiaries, to the Company’s Knowledge, the Company and its Subsidiaries have obtained all required informed consents from clinical trial subjects and research participants and all required approvals from institutional review boards or independent ethics committees, in each case in compliance in all material respects with applicable Data Protection Regulations, 21 C.F.R. Parts 50 and 56 and ICH Guidelines for Good Clinical Practice.
(f) The Company and its Subsidiaries have deployed and used AI in material compliance with all applicable Laws and Data Protection Regulations, as well as in all material respects with Contract terms applicable to the Company and its Subsidiaries’ processing of Training Data. The Company and its Subsidiaries do not use any data that is subject to an obligation of confidentiality by the Company or its Subsidiaries under all applicable Laws and Contracts to which the Company or any of its Subsidiaries is subject or a party, in any prompts or inputs to any AI tools by Company or its Subsidiaries, except in cases where such AI tools do not use such data, prompts or inputs to train the machine learning or algorithm of such tools or to improve the services related to such AI tools other than solely for use by the Company or its Subsidiaries as permitted by all applicable Laws and Contracts to which the Company or any of its Subsidiaries is subject or a party. The Company has implemented and maintains commercially reasonable policies relating to governance or implementation of AI, including its policies relating to (A) management oversight and approval of employees’ and contractors’ use and implementation of AI, and (B) use and implementation of AI in a manner that is designed to avoid violation, infringement or misappropriation of any third Person’s Intellectual Property Rights and violation of applicable Laws. The Company and its Subsidiaries have not used or employed any AI tools in a manner that would materially limit the Company’s or any of its Subsidiaries’ ownership of, or otherwise materially impair the Company’s or any of its Subsidiaries’ ability to use, commercialize, or otherwise exploit, the Intellectual Property Rights in or pertaining to any output generated by the use of AI tools by or for the Company and its Subsidiaries. The Company does not use AI for any activity that is banned or prohibited under any applicable Law, including activities designated as “high risk” or otherwise subject to heightened requirements or restrictions under any applicable Law.
3.17 Compliance with Laws; Permits; Regulatory Matters.
(a) The Company and each of its Subsidiaries are and, to the Company’s Knowledge, each Company Partner is, and since January 1, 2025 have been, in compliance in all material respects with all applicable Laws, including Health Care Laws. Since January 1, 2025, neither the Company, any of its Subsidiaries nor, to the Company’s Knowledge, any Company Partner has received any pending or threatened claim, complaint, suit, proceeding, hearing, enforcement audit, investigation, arbitration, or other adverse action from any Person, including any Governmental Entity or customer, alleging product liability, material non-compliance or material violation of any applicable Laws, including Health Care Laws.
(b) There is no judgment, injunction, order or decree by a Governmental Entity binding upon the Company, any of its Subsidiaries or, to the Company’s Knowledge, any Company Partner, which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any current material business practice of the Company, any of its Subsidiaries or, to the Company’s Knowledge, any Company Partner, any acquisition of material property by the Company, any of its Subsidiaries or, to the Company’s Knowledge, any Company Partner, or the conduct of any material portion of the business by the Company, any of its Subsidiaries or, to the Company’s Knowledge, any Company Partner, as currently conducted, (ii) is reasonably likely to have a material adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with the Contemplated Transactions; provided that the representations and warranties in the foregoing clauses (ii) and (iii) are made only as of the date of this Agreement. The Company is not and, since January 1, 2025, has not been a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders, or similar agreements with or imposed by any Governmental Entity.
(c) The Company, its Subsidiaries and, to the Company’s Knowledge, each Company Partner currently hold and operate in compliance in all material respects with, and, at all times since January 1, 2025, have held and operated in compliance in all material respects with, all Governmental Authorizations that are or have been necessary for the conduct of the business of the Company and its Subsidiaries as previously conducted and as currently being conducted. All such permits that are necessary for the conduct of the business of the Company and its Subsidiaries as currently conducted (the “Company Permits”) and necessary for the conduct of the business of the Company Partners as currently conducted (the “Company Partner Permits”) are valid and are in full force and effect (in the case of the Company Partner Permits, to the Company’s Knowledge), and, assuming the notices, filings or other Consents listed on Section 3.17(c) of the Company Disclosure Schedule have been made or obtained, will continue to be so upon consummation of the Contemplated Transactions, except as would not have a Company Material Adverse Effect.
(d) The Company, its Subsidiaries and, to the Company’s Knowledge, the Company Partners, hold all right, title and interest in and to all Company Permits and Company Partner Permits free and clear of any Lien. All fees and charges with respect to such Company Permits and Company Partner Permits, as of the date of this Agreement, have been paid in full and all filing, reporting and maintenance obligations have been completely and timely satisfied (in the case of the Company Partner Permits, to the Company’s Knowledge), except as would not have a Company Material Adverse Effect. The Company and each of its Subsidiaries are in material compliance with the terms of the Company Permits and the Company Partner Permits. To the Company’s Knowledge, as of the date of this Agreement, no Legal Proceeding is pending or threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit or any Company Partner Permit.
(e) None of the Company Products have been or have been requested by a Governmental Entity or other Person to be recalled, withdrawn, removed, suspended, seized, the subject of a corrective action, or discontinued (whether voluntarily or otherwise) (collectively “Recall”). Neither the Company or any of its Subsidiaries, nor, to the Company’s Knowledge, any Governmental Entity or other Person, has sought, is seeking, or, to the Company’s Knowledge, has or is currently threatening or contemplating any Recall of a Company Product. The Company Products have been manufactured, packaged, labeled, tested, stored, shipped, handled, warehoused and distributed in material compliance with all applicable Health Care Laws and are not and have not been prohibited from introduction into interstate commerce under applicable Health Care Laws. Except as would not have a material impact on the Company and its Subsidiaries, taken as a whole, since January 1, 2025, neither the Company nor any of its Subsidiaries has either voluntarily or involuntarily issued, or caused to be issued, any notice or communication due to an alleged lack of safety, efficacy or material noncompliance with any applicable Health Care Laws for any Company Product. To the Company’s Knowledge, as of the date of this Agreement, there are no facts that would reasonably be expected to result in (x) such a notice or communication or (y) the termination or suspension of marketing of any Company Product.
(f) As of the date of this Agreement, none of the Company, its Subsidiaries, or any of their respective officers, directors, employees, independent contractors or, to the Company’s Knowledge, agents or the Company Partners and their respective officers, directors, employees, independent contractors or agents have been or are currently:
(i) subject to mandatory or permissive debarment or suspension pursuant to 21 U.S.C. § 335a;
(ii) excluded under 42 U.S.C. § 1320a-7 or any similar law, rule or regulation of any Governmental Entity;
(iii) excluded, debarred, suspended or deemed ineligible to participate in federal procurement and non-procurement programs, including those produced by the U.S. General Services Administration;
(iv) charged, named in a complaint, convicted, or otherwise found liable in any Legal Proceeding that falls within the ambit of 21 U.S.C. § 331, 21 U.S.C. § 333, 21 U.S.C. § 334, 21 U.S.C. § 335a, 21 U.S.C. § 335b, 42 U.S.C. § 1320a – 7, 31 U.S.C. §§ 3729 – 3733,

42 U.S.C. § 1320a-7a, or any other applicable Health Care Laws or, to the Company’s Knowledge, threatened with prosecution by a Governmental Entity, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, state attorney general, or the U.S. Department of Justice, for any violation of any of the foregoing;
(v) disqualified or deemed ineligible pursuant to 21 C.F.R. Parts 312, 511, or 812, or otherwise restricted, in whole or in part, or subject to an assurance; or
(vi) had a pending Legal Proceeding, or otherwise received any written notice from any Governmental Entity or any Person threatening, investigating, or pursuing (i)-(v) above or, to the Company’s Knowledge, committed any violation of any applicable Health Care Law, that could reasonably be expected to serve as the basis for any such exclusion, suspension, debarment or other ineligibility.
(g) The Company has not been restrained in any material respect by a Governmental Entity in its ability to conduct or have conducted the manufacturing; non-clinical, clinical or other testing; distribution; promotion or marketing of the Company Products.
(h) All studies and tests conducted by or on behalf of, or sponsored by, the Company or any of its Subsidiaries, or in which the Company or any of its Subsidiaries or the Company Products has participated, were and, if still pending, are being conducted in compliance in all material respects with all applicable Health Care Laws. To the Company’s Knowledge, the study reports, protocols, and statistical analysis plans for all such studies and tests accurately, completely, and fairly reflect the results from such studies and tests. As of the date of this Agreement, the Company has not received written notice of any complaints, information, or adverse experience reports related to a Company Product that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(i) Since January 1, 2025, neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of the Company Partners has received any written notice from FDA or any other Governmental Entity that it has (i) commenced, or threatened to initiate, any Legal Proceeding to implement a partial or full clinical hold or withdraw any approvals granted to the Company for any clinical investigation of any Company Product, or (ii) commenced, or threatened to initiate, any Legal Proceeding to enjoin manufacture or distribution of any Company Product.
(j) To the Knowledge of the Company, there are no material Legal Proceedings or governmental, regulatory or administrative investigations, audits, inquiries or actions, or any facts, circumstances or conditions that would reasonably be expected to form the basis for any material Legal Proceeding or governmental, regulatory or administrative investigation, audit, inquiry or action, against or affecting the Company, any of its Subsidiaries or any of the Company Partners arising under (i) the FDCA and the regulations of FDA promulgated thereunder or similar Law, (ii) the Public Health Service Act of 1944, (iii) the Social Security Act or regulations of the Office of the Inspector General of the Department of Health and Human Services or similar Laws, (iv) applicable Laws relating to government health care programs, private health care plans, or the privacy and confidentiality of patient health information, including United States federal and state Laws pertaining to the Medicare and Medicaid programs, United States federal and state Laws applicable to health care fraud and abuse, kickbacks, physician self-referral, false claims made to a Governmental Entity or government or private health care program, and United States federal or state Laws pertaining to contracting with the government and similar Laws or (v) ICH Guidelines for Good Clinical Practice, 21 C.F.R. Parts 11, 50, 54, 56, 312, 812 and 814 or any comparable foreign Laws relating to the conduct of clinical trials.
(k) The Company, its Subsidiaries and, to the Company’s Knowledge, the Company Partners have not made any false, misleading, or untrue statement of material fact, or failed to disclose a material fact required to be disclosed, to any Governmental Entity, nor committed any act, made any statement, or failed to make any statement that would reasonably be likely to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” or for any other Governmental Entity to invoke any similar policy.
3.18 Insurance. The Company has made available to Parent true, correct and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and each of its Subsidiaries in effect on the date of this Agreement. Each insurance policy of the Company and each of its Subsidiaries is in full force and effect and the Company and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, between January 1, 2025 and the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice or other written communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company or any of its Subsidiaries for which the Company or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding or informed the Company or any of its Subsidiaries of its intent to do so.
3.19 Real Estate. Neither the Company nor any of its Subsidiaries owns, or has ever owned, any real property. Section 3.19 of the Company Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement of all real properties with respect to which the Company or any of its Subsidiaries directly or indirectly holds a valid leasehold interest (including any subleases, licenses or sublicenses) as well as any other real estate that is in the possession of or leased, subleased or licensed by the Company or any of its Subsidiaries (the “Company Leased Real Property”), and a true, correct and complete list of all of the Company Leased Real Property under which any such real property is leased, subleased, licensed or otherwise possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default by the Company thereunder (or any act which, with notice or the passage of time, or both, could result in a material default under the Company Real Estate Leases). The Company’s or its applicable Subsidiary’s use, occupancy and operation of each such Company Leased Real Property conforms to all applicable Laws, and the Company or its applicable Subsidiary has exclusive possession of each such Company Leased Real Property and has not granted any use or occupancy rights to tenants, subtenants or licensees with respect to such Company Leased Real Property. Neither the Company nor any of its Subsidiaries has assigned, transferred, mortgaged, subleased or pledged (directly or indirectly) any interest in any of the Company Real

Estate Leases. In addition, each of the Company and its applicable Subsidiary has a valid leasehold interest in (or a valid right to use and occupy) the Company Leased Real Property, free and clear of all Liens other than Permitted Liens. To the Company’s Knowledge, neither the whole nor any part of the Company Leased Real Property is subject to any pending suit for condemnation or other taking by any Governmental Entity, and no such condemnation or other taking is threatened or contemplated. The Company Leased Real Property comprises all of the real property used in, and is necessary for, the operation of the business of the Company and its Subsidiaries as currently conducted. Neither the Company nor any of its Subsidiaries has ever leased or operated at any real property other than the Company Leased Real Property. All structures and buildings on the Company Leased Real Property are adequately maintained and are in good operating condition and repair for the requirements of the business of the Company and its Subsidiaries as currently conducted. To the Company’s Knowledge, there is no pending or contemplated special assessment or reassessment of any parcel included in the Company Leased Real Property that would result in a material increase in the rent, additional rent or other sums and charges payable by the Company or its Subsidiaries.
3.20 Registration Statement and Proxy Statement/Prospectus . None of the information supplied or to be supplied by the Company in writing for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act or at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, at the date the Proxy Statement/Prospectus or any amendment or supplement thereto is first mailed to Parent’s stockholders or at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading in any material respect.
3.21 Transactions with Affiliates. Since January 1, 2025, no event has occurred that would constitute a transaction between the Company and any of its Affiliates, directors, executive officers or beneficial owners of more than five percent of the outstanding equity securities of the Company that would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act if the Company were subject to such reporting requirements.
3.22 Brokers and Finders. Except for Wedbush Securities Inc., no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.
3.23 Certain Business Practices.
(a) None of the Company, any of its Subsidiaries or any of their respective directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, or other unlawful payment, in the form of cash, gifts, or anything of value, or taken any other action or made or failed to make any other statement, in violation of Anti-Bribery Laws. Neither the Company nor any of its Subsidiaries nor any of their respective officers, employees or agents is or has been, in any capacity relating to the Company or such Subsidiary, the subject of any debarment or exclusionary claims, actions, proceedings, or, to the Company’s Knowledge, investigation by any Governmental Entity with respect to potential violations of Anti-Bribery Laws. None of the Company, any of its Subsidiaries or any of their respective principals (as defined at 48 C.F.R. 52.209-5(a)(2)) would be required to certify affirmatively to any element of the certification at 48 C.F.R. 52.209-5.
(b) None of the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees acting on their behalf, is currently, or has in the past five years been (i) a Sanctioned Person, (ii) organized or ordinarily resident in a Sanctioned Country, (iii) engaged in any unlawful dealings or transactions or entered into any agreement with or for the benefit of any Sanctioned Person or in any Sanctioned Country, (iv) engaging in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of any licenses or authorizations under all applicable Ex-Im Laws or (v) otherwise in violation of applicable Sanctions Laws, Ex-Im Laws, or the anti-boycott laws administered by the U.S. Department of Commerce and the U.S. Department of Treasury’s Internal Revenue Service (collectively, “Trade Control Laws”).
(c) Neither the Company nor any of its Subsidiaries is, or is owned or controlled by, a Sanctioned Person, and to the Company’s Knowledge, no officer, manager, director or holder of shares, stocks, securities or other interest in the Company or its Subsidiaries is a Sanctioned Person.
(d) Each of the Company and its Subsidiaries has obtained all authorizations, licenses, and other permits, consents, notices, waivers, and approvals as required by Trade Control Laws and is in compliance with the terms of all such authorizations, licenses, and other permits, consents, notices, waivers, and approvals. There are no active or pending internal or third-party (including Governmental Entity) investigations related to the Company’s or any of its Subsidiaries’ compliance with Trade Control Laws.
3.24 Ownership of Parent Common Stock. Since January 1, 2025, neither the Company nor any of its Subsidiaries has “owned” (as such term is defined in Section 203(c) of the DGCL), directly or indirectly, any shares of Parent Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Parent Common Stock. There are no voting trusts or other agreements or understandings to which the Company or any its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of Parent or any of its Subsidiaries.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Parent represents and warrants to the Company as set forth in the statements contained in this Article IV except as set forth (a) in the Parent SEC Documents filed with, or furnished to, the SEC on or after January 1, 2025 and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system prior to the date of this Agreement (but (i) without giving effect to any amendment thereof filed with, or furnished to, the SEC on or after the date hereof and (ii) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) in the disclosure letter delivered by Parent to the Company at or before the execution and delivery by Parent of this Agreement (the “Parent Disclosure Schedule”). The Parent Disclosure Schedule shall be arranged in numbered and lettered sections corresponding to the numbered and lettered sections contained in this Article IV, and the disclosure in any section of the Parent Disclosure Schedule shall be deemed to qualify other sections in this Article IV to the extent that it is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other sections.
4.1 Organizational Documents. Parent has made available to the Company accurate and complete copies of the Organizational Documents of Parent, Merger Sub and each of Parent’s other Subsidiaries in effect as of the date of this Agreement. Neither Parent, nor Merger Sub nor any of Parent’s other Subsidiaries is in material breach or violation of its respective Organizational Documents.
4.2 Due Organization; Subsidiaries.
(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound, except where the failure to have such power or authority would not have a Parent Material Adverse Effect.
(b) Parent is duly licensed and qualified to do business and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified would not have a Parent Material Adverse Effect.
(c) Each of Parent’s Subsidiaries is identified in Section 4.2(c) of the Parent Disclosure Schedule; and neither Parent nor any of the entities identified in Section 4.2(c) of the Parent Disclosure Schedule owns any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other entity other than the entities identified in Section 4.2(c) of the Parent Disclosure Schedule.
(d) Each of Parent’s Subsidiaries is a corporation or other legal entity duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its organization and has all necessary corporate or other power and authority to conduct its business in the manner in which its business is currently being conducted and to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except where the failure to have such power or authority would not have a Parent Material Adverse Effect.
(e) Neither Parent nor any of its Subsidiaries is or has otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. Neither Parent nor any of its Subsidiaries has agreed or is obligated to make or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other entity. Neither Parent nor any of its Subsidiaries has, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other entity.
(f) All of the outstanding shares of capital stock or equivalent equity interests of each Subsidiary of Parent are owned of record and beneficially, directly or indirectly, by Parent free and clear of all material liens, pledges, security interests or other encumbrances.
4.3 Capitalization.
(a) The authorized capital stock of Parent as of the date of this Agreement consists of (i) 600,000,000 shares of common stock, par value $0.001 per share (the “Parent Common Stock”), of which 391,462,923 shares have been issued and are outstanding as of the close of business on the Reference Date and (ii) 10,000,000 shares of preferred stock, par value $0.001 per share, of which no shares have been issued and are outstanding as of the close of business on the Reference Date. After giving effect to the Parent Charter Amendment, Parent has authorized a sufficient number of shares of Parent Common Stock to issue the Merger Consideration. Parent does not hold any shares of its capital stock in its treasury. From the close of business on the Reference Date to the date of this Agreement, Parent has not issued any shares of its capital stock other than the issuance of shares of Parent Common Stock upon the exercise of Parent Equity Awards, Parent ESPP Options or Parent Warrants, in each case that were outstanding as of the close of business on the Reference Date in accordance with the terms thereof. There are no accrued and unpaid dividends with respect to any outstanding shares of capital stock of Parent or any of its Subsidiaries.
(b) Section 4.3(b) of the Parent Disclosure Schedule lists, as of the Reference Date, (i) each holder of issued and outstanding Parent Warrants, (ii) the number and type of shares subject to each Parent Warrant, (iii) the exercise price of each Parent Warrant, and (iv) the termination date of each Parent Warrant.
(c) All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent.

The shares of Parent Common Stock issuable as Merger Consideration will be, when issued, duly authorized and validly issued and fully paid and nonassessable, and not subject to, or issued in violation of, any preemptive right, right of participation, right of maintenance, right of first refusal or any similar right. Except as contemplated herein, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock. There is no Parent Contract pursuant to which Parent or any of its Subsidiaries may become obligated to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.
(d) Except for (i) Parent’s 2011 Equity Incentive Plan, Parent’s 2022 Inducement Incentive Plan, Parent’s 2017 Inducement Incentive Plan, and the SomaLogic Equity Plans, in each case, as amended (collectively, the “Parent Equity Plans”) and the award agreements thereunder, and (ii) Parent’s 2017 Employee Stock Purchase Plan, as amended (the “Parent ESPP”), Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the close of business on the Reference Date, (A) 66,598,611 shares of Parent Common Stock were authorized for issuance under the Parent Equity Plans, of which 32,020,617 shares of Parent Common Stock were subject to issuance upon the exercise of Parent Options, 18,687,069 shares of Parent Common Stock were issuable upon settlement of Parent RSUs, and 15,890,925 shares of Parent Common Stock remained available for future issuance pursuant to the Parent Equity Plans, and (B) 285,087 shares of Parent Common Stock remained available for future issuance pursuant to the Parent ESPP. Section 4.3(d) of the Parent Disclosure Schedule sets forth a true, correct and complete list, as of the Reference Date, with respect to each Parent Equity Award of (i) the name of the holder of such Parent Equity Award (or if not permitted under applicable Data Protection Regulations, the grant ID); (ii) the number of shares of Parent Common Stock subject to such Parent Equity Award; (iii) the Parent Equity Plan under which such Parent Equity Award was granted; (iv) the grant or issuance date of such Parent Equity Award; (v) the applicable vesting schedule of such Parent Equity Award; and (vi) if such Parent Equity Award is a Parent Option, the exercise price and the expiration date of such Parent Option and whether such Parent Option is intended to be an “incentive stock option” as defined in Section 422 of the Code. After giving effect to the Parent Charter Amendment, Parent has authorized, subject to approval by Parent’s stockholders, a sufficient number of shares of Parent Common Stock issuable upon the exercise of Company Options to be assumed by Parent pursuant to Section 2.3(a) as of the Effective Time.
(e) Except for the Parent Equity Awards, Parent ESPP Options, and the Parent Warrants, there is no (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries, (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries or (iii) condition or circumstance that would be reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights (including any rights that are linked in any way to the price or value of the capital stock or other securities) with respect to Parent or any of its Subsidiaries.
(f) All outstanding shares of Parent Common Stock, the Parent Equity Awards, the Parent Warrants and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Laws, (ii) the Organizational Documents of Parent and (iii) all requirements set forth in applicable Contracts. No Parent Options have an exercise price that has been less than the fair market value of the underlying stock as of the date such Parent Option was granted or has any feature for the deferral of compensation that could render the grant subject to Section 409A of the Code. Each Parent Option characterized by Parent as an “incentive stock option” within the meaning of Section 422 of the Code was granted in compliance with all of the applicable requirements of Section 422 of the Code.
4.4 Authority; Binding Nature of Agreement; Required Vote
(a) Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject, with respect to Parent, to receipt of the Parent Stockholder Approval, and with respect to Merger Sub, the adoption of this Agreement by Parent in its capacity as sole stockholder of Merger Sub, to consummate the Contemplated Transactions.
(b) At a meeting duly called and held, the Special Committee has unanimously (i) determined that the Contemplated Transactions are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement, the Contemplated Transactions and recommend that the Parent Board approve and declare advisable the Contemplated Transactions and (iii) recommended that the Parent Board resolve to make the Parent Board Recommendation. The Parent Board, acting upon the recommendation of the Special Committee at a meeting duly called, has (i) determined that the Contemplated Transactions are advisable, fair to and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) resolved to make the Parent Board Recommendation. As of the date of this Agreement, such resolutions have not been amended or withdrawn. This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except, in each case, as enforcement may be limited by the Enforceability Exceptions. Prior to the execution of the Parent Voting Agreement, the Parent Board approved the Parent Voting Agreement and the transactions contemplated thereby.
(c) Except for (i) the approval of the Parent Share Issuance, by the affirmative vote of a majority of the voting power of the shares of Parent’s capital stock present in person or represented by proxy at the Parent Stockholder Meeting and entitled to vote on such matter, (ii) the approval of the Parent Charter Amendment and the Parent Reverse Stock Split by the affirmative vote of the holders of Parent’s capital stock entitled to vote thereon, voting as a single class, by a majority of the votes cast for or against such matter (such approvals set forth in (i) and (ii), collectively, the

“Parent Stockholder Approval”) and (iii) the approval of the Post-Closing Equity Incentive Plan and Post-Closing ESPP by the affirmative vote of a majority of the voting power of the shares of Parent’s capital stock present in person or represented by proxy at the Parent Stockholders Meeting and entitled to vote thereon, no other corporate proceedings on the part of the Parent stockholders are necessary to authorize, adopt or approve, as applicable, this Agreement or the Contemplated Transactions.
4.5 Non-Contravention; Consents.
(a) Subject to (i) obtaining the Parent Stockholder Approval, (ii) the filing of the Certificate of Merger required by the DGCL, (iii) (A) the filing with the SEC of the Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of the Registration Statement and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, and the Contemplated Transactions, (iv) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as the Merger Consideration, (v) such filings with and approvals of Nasdaq as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as the Merger Consideration and (vi) any applicable requirements of the HSR Act or any foreign Antitrust Laws, neither (x) the execution, delivery or performance of this Agreement by Parent nor (y) the consummation by Parent of the Contemplated Transactions, will (with or without notice or lapse of time):
(i) result in a violation or breach of any of the provisions of the Organizational Documents of Parent or any of its Subsidiaries;
(ii) result in a violation or breach of, or give any Governmental Entity the right to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the assets owned by Parent or any of its Subsidiaries, is subject;
(iii) result in a violation or breach of any of the terms or requirements of, or give any Governmental Entity the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent or any of its Subsidiaries;
(iv) result in a violation or breach of, or result in a default under, any provision of any Parent Material Contract, or give any Person the right to: (A) declare a default or exercise any remedy under any Parent Material Contract; (B) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (C) accelerate the maturity or performance of any Parent Material Contract; or (D) cancel, terminate or modify any term of any Parent Material Contract; or
(v) result in the imposition or creation of any Lien upon or with respect to any asset owned or used by Parent or any of its Subsidiaries (except for Permitted Liens);
(b) Except for (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL, (ii) (A) the filing with the SEC of the Proxy Statement/Prospectus in definitive form, (B) the filing with the SEC, and declaration of effectiveness under the Securities Act of the Registration Statement, and (C) the filing with the SEC of such reports and other filings under, and such other compliance with, the Exchange Act and the Securities Act, and the rules and regulations thereunder, as may be required in connection with this Agreement, and the Contemplated Transactions, (iii) such Consents, registrations, declarations, notices or filings as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the shares of Parent Common Stock to be issued as the Merger Consideration, (iv) such filings with and approvals of Nasdaq as are required to permit the consummation of the Merger and the listing of the shares of Parent Common Stock to be issued as the Merger Consideration, (v) any applicable requirements of the HSR Act or any foreign Antitrust Laws, and (vi) such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable federal and state securities Laws, neither Parent nor any of its Subsidiaries is or will be required to make any filing with or give any notice to, or to obtain any Consent from, any Governmental Entity in connection with (x) the execution, delivery or performance by Parent of this Agreement, or (y) the consummation by Parent of the Contemplated Transactions, which if individually or in the aggregate were not given or obtained, would reasonably be expected to prevent or materially delay the ability of Parent to consummate the Contemplated Transactions or that would have a Parent Material Adverse Effect.
(c) The Parent Board and the board of directors of Merger Sub have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Parent Voting Agreement and to the consummation of the Contemplated Transactions. To Parent’s Knowledge, no other takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Parent Voting Agreement or any of the Contemplated Transactions.
4.6 SEC Documents; Financial Statements.
(a) Other than such documents that can be obtained on the SEC’s website at www.sec.gov, Parent has made available to the Company accurate copies of all registration statements, proxy statements, Parent Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC after the date that is 12 months prior to the date hereof (the “Parent SEC Documents”). Since the date 12 months prior to the date hereof, all material statements, reports, schedules, forms and other documents required to have been filed by Parent with the SEC have been so filed on a timely basis. As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading (or, in the case of a Parent SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements made therein not misleading); provided that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by Parent to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. The certifications and statements required by Rule 13a-14 under the Exchange Act and 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Parent Certifications”) are accurate and complete in all material respects and comply as to form and content in all material respects with all applicable Laws. As used in this Section 4.6, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.
(b) The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto, (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by the SEC on Form 10-Q under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated and (iii) fairly present, in all material respects, the financial position of Parent and its consolidated Subsidiaries as of the respective dates thereof and the results of operations and cash flows of Parent and its consolidated Subsidiaries for the periods covered thereby. Other than as expressly disclosed in the Parent SEC Documents filed between January 1, 2025 and the date of this Agreement there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP.
(c) As of the date of this Agreement, Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of Nasdaq.
(d) Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements. Parent has evaluated the effectiveness of Parent’s system of internal control over financial reporting as of March 31, 2026, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.
(e) Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Parent Certifications.
(f) As of May 29, 2026, Parent’s cash, cash equivalents and marketable securities, as determined in accordance with GAAP and in a manner consistent with the preparation of the Parent Balance Sheet, are not less than $543,793,566.
(g) Section 4.6(g) of the Parent Disclosure Schedule sets forth, as of April 30, 2026, an aging schedule of all accounts payable and accounts receivable of Parent and its Subsidiaries, which schedule is, to the Knowledge of Parent, complete and accurate.
(h) A good faith estimate of Parent Net Cash, including each component thereof, as of the date of this Agreement, is set forth in Section 4.6(h) of the Parent Disclosure Schedule.
4.7 Absence of Changes.
(a) Except as expressly contemplated or permitted by or in connection with the execution and delivery of this Agreement, between the date of Parent’s latest consolidated unaudited balance sheet (the “Parent Balance Sheet”) and the date of this Agreement, (i) Parent has conducted its business in the Ordinary Course of Business in all material respects (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, including the Contemplated Transactions) and (ii) there has not occurred any action, event or occurrence that would have required the consent of the Company pursuant to Sections 5.1(b)(vii), 5.1(b)(ix), 5.1(b)(xi), 5.1(b)(xii), 5.1(b)(xiv), 5.1(b)(xv), 5.1(b)(xix), 5.1(b)(xxiii), 5.1(b)(xxiv) and, to the extent relating to the foregoing, Section 5.1(b)(xxvi), had such action, event or occurrence taken place after the execution and delivery of this Agreement.

(b) Since December 31, 2025, there has not been any Parent Material Adverse Effect (disregarding for purposes of this Section 4.7(b) clause (2) of the definition thereof).
4.8 Absence of Undisclosed Liabilities. Neither Parent nor any of its Subsidiaries has any liability, debt or obligation, individually or in the aggregate, of a type required to be recorded or reflected on Parent’s balance sheet or disclosed in the footnotes thereto under GAAP except for liabilities, debts or obligations (a) disclosed, reflected or reserved against in the Parent Balance Sheet or disclosed in the notes thereto included in the Parent SEC Documents as so required by GAAP, (b) that have been incurred by Parent or any of its Subsidiaries since the date of the Parent Balance Sheet in the Ordinary Course of Business (none of which are liabilities or obligations directly or indirectly related to a breach of Contract, breach of warranty, tort, infringement, Legal Proceeding or violation of, or non-compliance with, Law), (c) for performance of obligations of Parent or any of its Subsidiaries under the Contracts which have not resulted from a breach of such Contracts, breach of warranty, tort, infringement or violation of Law, or (d) incurred in connection with the Contemplated Transactions.
4.9 Title to Assets. Parent and each of its Subsidiaries owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all material tangible properties or material tangible assets and material equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all material tangible assets reflected on the Parent Balance Sheet; and (b) all other material tangible assets reflected in the books and records of Parent or any of its Subsidiaries as being owned by Parent or such Subsidiary. All of such assets are owned or, in the case of leased assets, leased by Parent or its applicable Subsidiary free and clear of any Liens, other than Permitted Liens.
4.10 Legal Proceedings; Orders.
(a) As of the date of this Agreement, there is no pending material Legal Proceeding and no Person has threatened in writing to commence any material Legal Proceeding: (i) that involves (A) Parent, (B) any of its Subsidiaries, (C) any Parent Associate (in his or her capacity as such) or (D) any of the material assets owned or used by Parent or any of its Subsidiaries; and (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.
(b) Between January 1, 2025 and the date of this Agreement, no Legal Proceeding has been pending against Parent or any of its Subsidiaries that resulted, or could reasonably be expected to result, in any liability that is material to Parent and its Subsidiaries, taken as a whole.
(c) As of the date of this Agreement, there is no material order, writ, injunction, judgment or decree to which Parent or any of its Subsidiaries, or any of the material assets owned or used by Parent or any of its Subsidiaries, is subject; provided that to the extent any such representations or warranties in this sentence pertain to any order, writ, injunction, judgment or decree that relates to the execution, delivery, performance or consummation of this Agreement or any of the Contemplated Transactions, such representations and warranties are made only as of the date of this Agreement. To Parent’s Knowledge, no officer or employee of Parent or any of its Subsidiaries is subject to any unsatisfied order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or any of its Subsidiaries or to any material assets owned or used by Parent or any of its Subsidiaries.
4.11 Contracts.
(a) Section 4.11(a) of the Parent Disclosure Schedule sets forth a true, correct and complete list, as of the date of this Agreement, of all Parent Contracts, entered into prior to or on the date of this Agreement, in the following categories (other than any Parent Benefit Plan, any purchase order or work order issued pursuant to the terms of a Parent Contract disclosed on Section 4.11(a) of the Parent Disclosure Schedule, any quality agreement, any business associate agreement, any data processing addenda and any confidentiality agreement) (each such Parent Contract, whether or not set forth on Section 4.11(a) of the Parent Disclosure Schedule and including, for purposes of Section 4.11(b) and Section 5.1(b)(xv), those entered into after the date of this Agreement, a “Parent Material Contract”):
(i) each material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;
(ii) each Contract containing (A) any provision limiting the freedom of Parent or any of its Subsidiaries or, at or after the Effective Time, the Company or any of its Affiliates, to engage in any line of business, development program, therapeutic area or geographic area or with any Person or compete with any Person, other than any covenant not to solicit any employee, customer, or consultant entered into in the Ordinary Course of Business, (B) any “most-favored nations” obligation or similar provision (including with respect to pricing) restricting Parent or any of its Subsidiaries or, at or after the Effective Time, the Company or any of its Affiliates, (C) any exclusivity obligation on Parent or any of its Subsidiaries or, at or after the Effective Time, the Company or any of its Affiliates or (D) an obligation for Parent or any of its Subsidiaries to purchase a minimum quantity of goods or services or to purchase all or substantially all of a certain type of good or service from a single vendor and its Affiliates in any geographic area or contains a “take or pay” provision, other than, in the cases of clauses (A) and (C) above, any confidentiality or non-use provisions in Contracts entered into in the Ordinary Course of Business, which are not material to the business of or operations of Parent and its Subsidiaries, taken as a whole;
(iii) each Contract that governs the formation, creation, governance, economics or control of any joint venture, legal partnership or other similar arrangement, other than with respect to any Contract solely between or among Parent and any of its Subsidiaries;
(iv) each Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $150,000 pursuant to its express terms and not cancelable without penalty;
(v) each Contract relating to the disposition or acquisition of material assets or any ownership interest in any entity (whether by merger, sale of stock, sale of assets or otherwise);

(vi) each Contract providing for the creation of any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments providing for the creation of material Indebtedness of Parent or any of its Subsidiaries or creating any Liens, other than Permitted Liens or Contracts required to be disclosed on Section 4.11(a)(vii) of the Parent Disclosure Schedule, with respect to any material assets of Parent or any of its Subsidiaries;
(vii) each Parent Real Estate Lease;
(viii) each (A) to Parent’s Knowledge, Parent Out-bound License, (B) to Parent’s Knowledge, Parent In-bound License, (C) settlement, co-existence or other similar Contract that (I) involves the settlement of any pending or threatened Legal Proceeding and (II) either involves a payment obligation after the date of this Agreement in excess of $250,000 or grants a third party a license or right to use or restricts any Person from filing, registering, enforcing, disposing of or otherwise exploiting any Parent Owned IP or (D) Contract that includes any covenant, agreement, undertaking or commitment by the Parent or its Subsidiaries not to sue any other Person for infringement, misappropriation or other violation of any Parent IP or otherwise assert any Parent IP against any other Person; provided that the foregoing this subclause (D) shall not be construed to include license grants;
(ix) each Contract pursuant to which Parent or any of its Subsidiaries has continuing milestone, royalty or similar contingent payment obligations, but not including any payments due for or upon completion of contracted services, including upon the achievement of development, regulatory or commercial milestones or obligation to pay any royalty, dividend, profit-sharing or similar payment based on the revenues or profits of Parent or any of its Subsidiaries, in each case, excluding indemnification and performance guarantee obligations provided for in the Ordinary Course of Business, any Contracts required to be disclosed on Section 4.11(a)(viii) of the Parent Disclosure Schedule and any Parent In-bound Licenses that are terminable at will (with no penalty or payment);
(x) each Contract that is not terminable at will with no more than 90 days’ prior notice (with no penalty or payment) by Parent or its Subsidiaries, as applicable, and which expressly provides for payment or receipt by Parent or any of its Subsidiaries after the date of this Agreement under any such Contract of more than $250,000;
(xi) each collective bargaining agreement or other similar Contract with any labor organization, union, group or association covering employees of Parent or its Subsidiaries;
(xii) the Illumina Agreement, and any other Contracts with Illumina or any of its Affiliates in connection with the transactions contemplated by the Illumina Agreement and any Contracts between Parent and any Subsidiaries sold as part of the Divested Business;
(xiii) each Contract (A) providing for the payment of cash or any other compensation or benefits upon the consummation of the Merger, (B) restricting Parent’s ability to terminate the employment of any employee, thereof at any time for any lawful reason or for no reason without penalty, other than as required by applicable Law, (C) restricting Parent’s ability to terminate the services of any individual consultant or any individual independent contractor thereof at any time for any lawful reason or for no reason without penalty, other than any such Contract that is terminable upon no more than thirty (30) days’ prior notice or (D) providing for severance or similar termination payments, retention or change in control payments, or for the acceleration of vesting or grant of any incentive equity or similar compensation; or
(xiv) each Contract pursuant to which any material research or development activities are conducted by the Parent or any of its Subsidiaries for a third party.
(b) Parent has made available to the Company true, correct and complete copies of all Parent Material Contracts, including all material amendments thereto, in each case in effect on the date of this Agreement but excluding any purchase orders, work orders, quality agreements, business associate agreements and data processing addenda incorporated therein. There are no Parent Material Contracts that are not in written form. None of Parent, any of its Subsidiaries or, to Parent’s Knowledge, any other party to a Parent Material Contract, has breached, violated or defaulted under, or received written notice that it breached, violated or defaulted under, any of the terms or conditions of, or Laws applicable to, any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages or pursue other legal remedies which would reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. As to Parent and its Subsidiaries, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No counterparty to a Parent Material Contract has notified Parent in writing (or, to Parent’s Knowledge, otherwise) that it intends to terminate or not renew a Parent Material Contract.
(c) All Contracts relating to the “Business” as defined in the Illumina Agreement (herein referred to as the “Divested Business”) have been fully transferred to Illumina, Inc., an Affiliate thereof or an entity acquired by Illumina, Inc. or an Affiliate thereof pursuant to the Illumina Agreement or otherwise constitute liabilities or obligations related to the Business for which Parent is entitled to seek indemnification under Section 9.2(b)(ii) of the Illumina Agreement. Except as set forth on Section 4.12(c) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries has any obligations or liabilities to Illumina, Inc. or any of its Affiliates under the Illumina Agreement (including for a breach thereof).
4.12 Employee and Labor Matters; Benefits Plans.
(a) Section 4.12(a) of Parent Disclosure Schedule sets forth a true, correct and complete list of all material Parent Benefit Plans in effect on the date of this Agreement, including each such Parent Benefit Plan that provides for retirement, change in control, stay or retention deferred compensation, incentive compensation, severance or retiree medical or life insurance benefits, but excluding (i) any employment agreement, offer letter, employment contract or consultancy agreement with a natural person that is in all material respects consistent with the standard form made available to the Company prior to the date of this Agreement and listed on Section 4.12(a) of the Parent Disclosure Schedule, (ii) any individual equity award agreement that is in all material respects consistent with the standard form made available to the Company prior to the date of this Agreement and listed on Section 4.12(a) of the Parent Disclosure Schedule and (iii) any Parent Benefit Plans required to be maintained pursuant to applicable Laws that do not provide compensation or benefits in excess of those required by applicable Laws.
(b) As applicable with respect to each Parent Benefit Plan required to be listed on Section 4.12(a) of the Parent Disclosure Schedule, Parent has made available to the Company true, correct and complete copies of (i) each Parent Benefit Plan, including all material amendments thereto, and in the case of an unwritten Parent Benefit Plan, a written description thereof, (ii) the current summary plan description and each summary of material modifications thereto, (iii) the most recently filed annual report with any Governmental Entity (e.g., Form 5500 and all schedules thereto), (iv) the most recent determination, opinion or advisory letter from the IRS with respect to each Parent Benefit Plan intended to qualify under Section 401(a) of the Code, (v) the most recent nondiscrimination testing report, (vi) all non-routine correspondence received from or provided to the DOL, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity between January 1, 2025 and the date of this Agreement and (vii) all notices and filings concerning IRS or DOL or other Governmental Entity audits or investigations, including with respect to “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, between January 1, 2025 and the date of this Agreement.
(c) Each Parent Benefit Plan has been established, maintained, funded, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other applicable Laws.
(d) The Parent Benefit Plans that are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and that are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS on which they may currently rely to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, or are covered by advisory or opinion letters with respect to a volume submitter or prototype plan, and, to Parent’s Knowledge, nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such Parent Benefit Plan or the tax exempt status of the related trust.
(e) None of Parent, any of its Subsidiaries or any Parent ERISA Affiliate has maintained, contributed to, been required to contribute to, or had any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code), (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (v) any “voluntary employees beneficiary association” within the meaning of Section 501(c)(9) of the Code. The obligations of all Parent Benefit Plans that provide health, welfare or similar insurance are fully insured by bona fide third-party insurers. No Parent Benefit Plan is maintained through a human resources or benefit outsourcing entity, professional employer organization or other similar provider.
(f) As of the date of this Agreement, there are no pending audits or investigations by any Governmental Entity involving any Parent Benefit Plan, and no pending or, to Parent’s Knowledge, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, any fiduciary thereof or service provider thereto. Since January 1, 2025, all material contributions and premium payments required to have been timely made under any of the Parent Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code), have been timely made and neither Parent nor any of its Subsidiaries has any liability for any such unpaid contributions with respect to any Parent Benefit Plan, all benefits accrued under any unfunded Parent Benefit Plan have been paid, accrued or otherwise adequately reserved in accordance with GAAP, and all reports, returns and similar documents required to be filed with any Governmental Entity or distributed to any plan participant have been timely filed or distributed.
(g) None of Parent or any of its Subsidiaries, or, to Parent’s Knowledge, any fiduciary, trustee or administrator of any Parent Benefit Plan, has engaged in, or in connection with the Contemplated Transactions will engage in, any transaction with respect to any Parent Benefit Plan which would subject any such Parent Benefit Plan, Parent or any of its Subsidiaries to a material Tax, penalty or liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.
(h) No Parent Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement, other than coverage mandated by Part B of Subtitle B of Title I of ERISA, Section 4980B of the Code or any other Law at the participant or beneficiary’s sole expense or, as described in Section 4.12(h) of the Parent Disclosure Schedule, as provided with respect to continuation health coverage as part of severance, and none of Parent or any of its Subsidiaries has any obligation to provide such insurance or benefits (whether under a Parent Benefit Plan or otherwise) nor has made a written or oral representation promising to provide such insurance or benefits.
(i) For each Parent Benefit Plan that is a group health plan under Section 733(a)(1) of ERISA, Parent has complied in all material respects with the Patient Protection and Affordable Care Act, including PPACA, and COBRA. Neither Parent nor any of its Subsidiaries has failed to comply in all material respects with ERISA Sections 601 to 608 and Code Section 4980B and Parent has, for any relevant period, offered the requisite number of “full-time employees” group health coverage that is “affordable” and of “minimum value” (as such terms are defined by the employer shared responsibility provisions of PPACA). Parent has not incurred (whether or not assessed), or is not reasonably expected to incur or to be subject to, any Tax, penalty or other liability that may be imposed under PPACA or Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code or with respect to any requirement to timely file PPACA information returns with the IRS or provide statements to participants under Section 6056 or 6055 of the Code or state law requirements as applicable, or pursuant to Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of Parent Benefit Plans.
(j) Except as otherwise contemplated under this Agreement or as set forth on Section 4.12(j) of the Parent Disclosure Schedule, neither the execution of this Agreement nor the consummation of the Contemplated Transactions will either alone or in connection with any other event(s)

(i) result in any payment (whether of severance pay or otherwise) becoming due to or forgiveness of indebtedness for any Parent Associate, (ii) increase any amount of compensation or benefits otherwise payable to any Parent Associate, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan, (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan or (v) limit the right to merge, amend or terminate any Parent Benefit Plan (or result in adverse consequences for so doing).
(k) All severance, retention or other payments required to be made by Parent or any of its Affiliates to any former Parent Associates providing services to the Divested Business (the “Divested Business Employees”) as of the date of and in connection with the transactions contemplated by the Illumina Agreement have been paid in full and Parent has no outstanding liabilities to or obligations to the Divested Business Employees. Parent has obtained valid and binding releases from all Divested Business Employees who received severance or other payments in connection with the transactions contemplated by the Illumina Agreement.
(l) Neither the execution of this Agreement nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including a termination of employment) will result in the receipt or retention (i) by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to Parent and its Subsidiaries of any payment or benefit that is characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code or (ii) any amount the deduction for which would be disallowed under Section 162(m) of the Code. All Parent Benefit Plans and other arrangements of the Parent or any Subsidiary are in material compliance with Section 457A of the Code and no payments thereunder are subject to the penalties of Section 457A of the Code.
(m) Each Parent Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in material compliance in both form and operation with the requirements of Section 409A of the Code and the regulations promulgated thereunder. Parent does not have any liability for nonreporting or underreporting of income subject to Section 409A of the Code.
(n) No Person has any “gross up” agreements with Parent or any of its Subsidiaries or other assurance of reimbursement by Parent or any of its Subsidiaries for any Taxes.
(o) There are, and since January 1, 2025 there have been, no actual, threatened or pending negotiations, strikes, labor disputes, work stoppages, requests for representation, pickets, work slow-downs due to labor disagreements or any proceedings or arbitrations that involve the labor or employment relations of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries is a party to or bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union or labor organization representing any of its employees, and there is no labor union or labor organization representing or, to Parent’s Knowledge, purporting to represent or seeking to represent any employees of Parent or its Subsidiaries, including through the filing of a petition for representation election.
(p) Parent and each of its Subsidiaries is, and since January 1, 2025 has been, in material compliance with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, discrimination, wrongful termination, harassment and retaliation, equal employment opportunities, fair employment practices, meal and rest periods, immigration and I-9, reasonable accommodation, disability rights or benefits, child labor, working conditions, privacy, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, hours of work and orders, regulations, ordinances and guidelines by any Governmental Entity regarding COVID-19 (including any “stay at home” orders or other similar orders, regulations or guidelines). Except as would not be reasonably likely to result in a liability that is material to Parent and its Subsidiaries, taken as a whole, with respect to employees of Parent or any of its Subsidiaries, each of Parent and its Subsidiaries, since January 1, 2025 (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), premiums, commissions, paid time off, on-call payments, bonus, benefits, severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business). As of the date of this Agreement, there are no actions, suits, claims, charges, demands, lawsuits, investigations, audits or administrative matters pending or, to Parent’s Knowledge, threatened or reasonably anticipated against Parent or any of its Subsidiaries or Parent Associates (in his or her capacity as such) relating to any current or former employee, applicant for employment, independent contractor, employment agreement or Parent Benefit Plan (other than routine claims for benefits). All U.S.-based employees of Parent and its Subsidiaries are employed “at-will” and their employment can be terminated without advance notice or payment of severance.
(q) Except as would not be reasonably likely to result in a liability that is material to Parent and its Subsidiaries, taken as a whole, with respect to each individual since January 1, 2025 who rendered services to Parent or any of its Subsidiaries, Parent and each of its Subsidiaries has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws. Neither Parent nor any of its Subsidiaries has any material liability with respect to any misclassification of (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer or (iii) any employee currently or formerly classified as exempt from overtime wages. No employees of Parent or any of its Subsidiaries are employed on a work visa or work permit.
(r) There is not and has not been since January 1, 2025, nor, to Parent’s Knowledge, is there or has there been since January 1, 2025, any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to

Parent’s Knowledge, any union organizing activity, against Parent or any of its Subsidiaries. No event has occurred, and, to Parent’s Knowledge, no condition or circumstance exists, that would reasonably be expected directly or indirectly to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute.
(s) No Parent Benefit Plan is or has been maintained outside the jurisdiction of the United States, or covers or covered any employee permanently residing or working outside the United States.
(t) Since January 1, 2025, neither Parent nor its Subsidiaries has caused (i) a plant closing as defined in the WARN Act affecting any single site of employment of Parent or any of its Subsidiaries or one or more operating units within any site of employment of Parent or any of its Subsidiaries or (ii) a mass layoff as defined in the WARN Act, nor has Parent or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar foreign, state or local Law. No employee of Parent or any of its Subsidiaries has suffered an employment loss, as defined in the WARN Act, within the 90-day period ending on the date of this Agreement. Since January 1, 2025, neither Parent nor its Subsidiaries has implemented any material workplace changes such as layoffs, furloughs or permanent office closures.
(u) No Legal Proceedings are as of the date of this Agreement open and pending (or between January 1, 2025 and the date of this Agreement have been settled or otherwise closed) against Parent or any of its Subsidiaries with respect to the employment of, or failure to employ, any individual, including any brought with or by the Equal Employment Opportunity Commission, the Office of Federal Contract Compliance Programs, or other Governmental Entity regulating the employment or compensation of individuals (or, with respect to discrimination, unlawful harassment, retaliation, or similar wrongdoing, pursuant to internal complaint procedures), and no employee of Parent or any of its Subsidiaries has made, between January 1, 2025 and the date of this Agreement, a written complaint of discrimination, unlawful harassment, retaliation, or other similar wrongdoing or, to Parent’s Knowledge, between January 1, 2025 and the date of this Agreement, an oral complaint. Between January 1, 2025 and the date of this Agreement, neither Parent nor any of its Subsidiaries has received any requests for, or conducted, an internal investigation of any Parent Associate with respect to any claims with respect to discrimination, unlawful harassment, retaliation, or other similar wrongdoing. Neither Parent nor any of its Subsidiaries is a party to any settlement agreement with a Parent Associate resolving allegations of sexual or other unlawful harassment, discrimination, or retaliation by any Parent Associate. Parent and its Subsidiaries have used reasonable best efforts to promptly, thoroughly and impartially investigate all employment discrimination, sexual or other unlawful harassment, and retaliation allegations of, or against, any employee in accordance with applicable Law. With respect to each such allegation with potential merit, the applicable employer has taken prompt corrective action reasonably calculated to prevent further discrimination and harassment or retaliation, and neither Parent nor any of its Subsidiaries reasonably expects to incur any material liability with respect to any such allegation.
(v) Section 4.12(v) of the Parent Disclosure Schedule sets forth a true, correct and complete list of all persons who are employees of Parent or any of its Subsidiaries as of the date of this Agreement, including any employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, and sets forth for each such individual the following: (i) name (unless not permitted under applicable Data Protection Regulations), (ii) title or position (unless not permitted under applicable Data Protection Regulations) (including whether full or part time), (iii) hire date, (iv) annual base salary or hourly rate of pay, (v) commission, bonus or other incentive-based compensation opportunity for the current year, (vi) leave or layoff status, if applicable, (vii) classification as either exempt or non-exempt under the Fair Labor Standards Act and state and local wage and hour laws and (viii) city, state, and country of service.
(w) Section 4.12(w) of the Parent Disclosure Schedule sets forth a true, correct and complete list of each Person retained by Parent (and any Subsidiary thereof) as of the date of this Agreement as a consultant or independent contractor and further sets forth the following information with respect to each: (i) name (unless not permitted under applicable Data Protection Regulations), (ii) services provided, (iii) date of engagement, (iv) the entity or entities to which the individual provides services, (v) fees paid or payable to the individual, (vi) service location (including city, state and country), and (vii) any applicable termination fee provisions or notice provisions that require more than thirty (30) days’ prior notice.
4.13 Environmental Matters. Parent and each of its Subsidiaries are, and have been since January 1, 2025, in compliance in all material respects with all applicable Environmental Laws. Parent and each of its Subsidiaries have and maintain, in full force and effect, all Governmental Authorizations required under applicable Environmental Laws for the operation of their respective businesses or use of the Parent Leased Real Property and Parent and each of its Subsidiaries are in compliance in all material respects with the terms and conditions thereof. Neither Parent nor any of its Subsidiaries has received any written notice or other communication (in writing or otherwise), whether from a Governmental Entity or other Person, that alleges that Parent or any of its Subsidiaries (a) is not in material compliance with, or has material liability pursuant to, any Environmental Law, (b) has been identified as a potentially responsible party with respect to any contaminated site under any Environmental Law or (c) has generated, stored, treated, transported, disposed of or arranged for any other Person to transport or dispose of Hazardous Materials that have been found at any site at which a Governmental Entity or other Person has conducted or has been ordered to conduct a remedial investigation, removal or other response actions pursuant to Environmental Law. To Parent’s Knowledge, there are no underground storage tanks or other underground storage receptacles for Hazardous Materials present on any Parent Leased Real Property. To Parent’s Knowledge, there has been no release of or exposure to any Hazardous Materials at, on or under the Parent Leased Real Property.
4.14 Taxes.
(a) Parent and each of its Subsidiaries have timely filed (taking into account all extensions of time to file that have been granted) all income Tax Returns and other material Tax Returns that they were required to file under applicable Law. All such Tax Returns are correct and complete in all material respects and have been prepared in substantial compliance with all applicable Law. No written claim has ever been made prior to the date of this Agreement by any Governmental Entity in any jurisdiction where Parent or any of its Subsidiaries does not file a particular Tax Return or pay a particular Tax that Parent or such Subsidiary is subject to taxation by that jurisdiction.
(b) All income Taxes and any other material Taxes due and owing by Parent or any of its Subsidiaries on or before the date of this Agreement (whether or not shown on any Tax Return) have been fully paid. The unpaid Taxes of Parent and its Subsidiaries did not, as of the date of the Parent Balance Sheet, materially exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax items) set forth on the face of the Parent Balance Sheet. Since the date of the Parent Balance Sheet, neither Parent nor any of its Subsidiaries has incurred any material Tax liability outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.
(c) All material Taxes that Parent or any of its Subsidiaries are or were required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, lenders, customers or other third parties and have been timely paid to the proper Governmental Entity or other Person or properly set aside in accounts for this purpose.
(d) There are no Liens for material Taxes (other than Permitted Liens) upon any of the assets of Parent or any of its Subsidiaries.
(e) No outstanding deficiencies for income Taxes or any other material Taxes with respect to Parent or any of its Subsidiaries have been claimed, proposed or assessed by any Governmental Entity in writing. There are no pending or ongoing, nor, to Parent’s Knowledge, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries (nor any of their predecessors) has waived any statute of limitations in respect of any income Taxes or other material Taxes or agreed to any extension of time with respect to any income Tax or other material Tax assessment or deficiency, which waiver or extension is still in effect.
(f) Neither Parent nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(g) Neither Parent nor any of its Subsidiaries is a party to any material Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than commercial agreements entered into in the Ordinary Course of Business the principal subject matter of which is not the allocation of Taxes.
(h) Neither Parent nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for Tax purposes made on or prior to the Closing Date, (ii) use of an improper method of accounting for a Tax period (or portion thereof) ending on or prior to the Closing Date, (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date or (vi) application of Section 367(d) of the Code to any transfer of intangible property on or prior to the Closing Date. Parent has not made any election under Section 965(h) of the Code.
(i) Neither Parent nor any of its Subsidiaries has ever been (i) a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent) or (ii) a party to any joint venture, partnership, or other arrangement that is treated as a partnership for U.S. federal income Tax purposes. Neither Parent nor any of its Subsidiaries has any liability for any material Taxes of any Person (other than Parent and any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, or otherwise.
(j) Neither Parent nor any of its Subsidiaries (i) is a “passive foreign investment company” within the meaning of Section 1297 of the Code or (ii) has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise had an office or fixed place of business in a country other than the country in which it is organized.
(k) Neither Parent nor any of its Subsidiaries has participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.
(l) Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or knows of any fact that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.
(m) Neither Parent nor any of its Subsidiaries has availed itself of any Tax relief pursuant to any pandemic response laws that could reasonably be expected to materially impact the Tax payment and/or Tax reporting obligations of Parent and its Affiliates (including the Company and its Subsidiaries) after the Closing Date.
(n) Neither Parent nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code (A) within the two-year period ending on the date of this Agreement or (B) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Contemplated Transactions.
(o) For purposes of this Section 4.14, each reference to Parent or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent or any of its Subsidiaries.

4.15 Intellectual Property.
(a) Section 4.15(a) of the Parent Disclosure Schedule sets forth, to Parent’s Knowledge, a true, correct and complete list of all of the following Parent IP as of the date of this Agreement: (A) issued Patents and pending applications for Patents, (B) registered Trademarks and applications for registration of Trademarks, (C) Internet domain names and (D) registered Copyrights, indicating as to each item, as applicable: (i) the current legal and record owner(s), (ii) the jurisdictions in which such item is issued or registered or in which any application for issuance or registration has been filed, (iii) the respective issuance, registration or application number of the item, (iv) the dates of application, issuance or registration of the item and (v) the current status of the item (e.g., registered or pending). As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than ex parte initial or continuing examination proceedings in front of a government agency) is pending or threatened in writing, in which the scope, validity, enforceability or ownership of any Parent Owned IP, or, to the Parent’s Knowledge, any Parent Licensed IP, is being or has been contested or challenged. To Parent’s Knowledge, all Parent IP is in effect, valid, subsisting and enforceable and has not been abandoned or dedicated to the public domain or adjudged invalid or unenforceable. With respect to Parent Owned IP, to Parent’s Knowledge: (x) Parent has taken reasonable steps consistent with ordinary course intellectual property management practices to avoid revocation, cancellation, or unintentional lapse or otherwise materially adversely affecting its enforceability, use, or priority, (y) all duties of disclosure, candor and good faith have been complied with, and (z) all other material procedural requirements have been complied with, or can be complied with, without materially and adversely affecting such Parent Owned IP’s enforceability, use or priority, including, with respect to such Parent Owned IP, (1) inventors having been properly identified on all Patents, (2) all necessary affidavits of inventorship, ownership, use and continuing use and other filings having been timely made, and (3) all necessary maintenance fees and other fees timely paid to file, prosecute, obtain and maintain in effect all such rights in all material respects.
(b) To Parent’s Knowledge, Parent or its Subsidiaries solely and exclusively owns or has rights to all right, title and interest in and to all material Parent Owned IP, free and clear of all Liens other than Permitted Liens, and has the right to use all other Intellectual Property Rights necessary for, or used in or held for use by, Parent or its Subsidiaries in their businesses as currently conducted. Except as set forth on Section 4.15(b) of the Parent Disclosure Schedule, to the Parent’s Knowledge, the applicable third-party licensor solely owns the Intellectual Property Rights that are exclusively licensed or sublicensed to Parent or any of its Subsidiaries under a Parent In-bound License. Each Parent Associate materially involved in the creation or development of any material Parent Owned IP has signed a valid, enforceable written agreement containing a present assignment of all such Person’s rights in such material Parent Owned IP to Parent or its Subsidiaries (without further payment being owed to any such Person and without any restrictions or obligations on Parent’s or its Subsidiaries’ ownership or use thereof). Each Person with access to any material Trade Secrets owned or purported to be owned by Parent or any of its Subsidiaries has signed a valid, enforceable written agreement containing confidentiality provisions protecting such Trade Secrets, which, to Parent’s Knowledge, has not been materially breached by any such Person. Parent and its Subsidiaries have taken commercially reasonable measures to protect against unauthorized disclosure of any Trade Secret that is material to the business of Parent and its Subsidiaries, taken as a whole, as currently conducted.
(c) No funding, facilities or personnel of any Governmental Entity, university, college, research institute, other educational, academic or not-for-profit institution has been used, in whole or in part, to create any material Parent Owned IP or, to Parent’s Knowledge, any material Parent Licensed IP, except for any such funding or use of facilities or personnel that does not result in such Person obtaining ownership of, a statutory license to, or “march-in” rights or a right to direct the location of manufacturing of products with respect to such Parent Owned IP.
(d) Section 4.15(d) of the Parent Disclosure Schedule, to Parent’s Knowledge, sets forth a true, correct and complete list of each license agreement pursuant to which Parent or any of its Subsidiaries (i) is granted a license or sublicense under any material Intellectual Property Right owned by any third party that is used by Parent or any of its Subsidiaries in its business as conducted as of the date of this Agreement (each a “Parent In-bound License”) or (ii) grants to any third party a license or sublicense under any material Parent IP or any material Intellectual Property Right licensed to Parent or any of its Subsidiaries under a Parent In-bound License (each a “Parent Out-bound License”); provided that neither “Parent In-bound Licenses” nor “Parent Out-bound Licenses” shall include any Standard IP Contracts.
(e) To Parent’s Knowledge, since January 1, 2025, the operation of the businesses of Parent and its Subsidiaries has not infringed or misappropriated or otherwise violated any valid Intellectual Property Rights owned by any other Person. As of the date of this Agreement, no Legal Proceeding (i) is pending (or is threatened in writing) against Parent or any of its Subsidiaries alleging that the operation of the businesses of Parent or any of its Subsidiaries is infringing, misappropriating or otherwise violating or has infringed, misappropriated or otherwise violated any Intellectual Property Rights owned by any other Person or (ii) has been commenced (or threatened in writing) by Parent or any of its Subsidiaries against any other Person alleging that the operation of the businesses of such Person is infringing, misappropriating or otherwise violating or has infringed, misappropriated or otherwise violated any Parent Owned IP. Since January 1, 2025, neither Parent nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the businesses of Parent or any of its Subsidiaries is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated Intellectual Property Rights of another Person nor has Parent or any of its Subsidiaries made any written notice or other written communication alleging any other Person is infringing, misappropriating or otherwise violating, or has infringed, misappropriated or otherwise violated, any Parent Owned IP. To the Parent’s Knowledge, no third party is infringing, misappropriating or otherwise violating any Parent IP.
(f) None of the Parent Owned IP or, to Parent’s Knowledge, any Parent Licensed IP, is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing by Parent or any of its Subsidiaries of any such Parent Owned IP or Parent Licensed IP.

(g) None of Parent or its Subsidiaries is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate Parent or any of its Subsidiaries to grant or offer to any other Person any license or right to any Parent IP.
4.16 Privacy and Data Security.
(a) The operation of Parent’s and its Subsidiaries’ business is in compliance in all material respects with applicable Data Protection Regulations. Neither the execution, delivery or performance of this Agreement, nor the consummation of the Contemplated Transactions will result in any material violation of applicable Data Protection Regulations. Since January 1, 2023, there have been (i) no Security Incidents materially impacting Personal Data (including any clinical trial data or other data obtained from or about clinical trial subjects, research participants, investigators, or investigator personnel) or any confidential data or Trade Secrets used in the business of Parent or its Subsidiaries as currently conducted (collectively, “Parent Sensitive Data”) (and Parent and its Subsidiaries have not provided or been required under applicable Data Protection Regulations to provide notification of any breach of privacy or data security), (ii) no material violations of any security policy of Parent or its Subsidiaries regarding any such Parent Sensitive Data and (iii) no material unintended or improper disclosure of any Parent Sensitive Data in the possession, custody or control of Parent or its Subsidiaries or a contractor or agent acting on behalf of Parent or its Subsidiaries. Since January 1, 2023, none of Parent or its Subsidiaries has received any written notice (x) from a vendor or data processor that processes Parent Sensitive Data on behalf of Parent or any of its Subsidiaries with respect to a Security Incident materially impacting Parent Sensitive Data or (y) from any other Person, including from any supervisory authority or Governmental Entity of any complaint, investigation, inquiry or enforcement action regarding its Parent Sensitive Data processing.
(b) Each of Parent and its Subsidiaries has materially complied, and continues to materially comply, with applicable Data Protection Regulations, including with (i) requirements to process Personal Data lawfully, (ii) contractual requirements applicable to the engagement of data processors processing Personal Data on behalf of Parent and its Subsidiaries, (iii) requirements to provide adequate security measures to protect Parent Sensitive Data, (iv) conduct of appropriate data privacy impact assessments to the extent required by applicable Data Protection Regulations, (v) provisions related to lawful cross-border data transfers of Personal Data and (vi) applicable requirements for the collection, use, storage and security of clinical trial data under ICH Guidelines for Good Clinical Practice and applicable regulations.
(c) Each of Parent and its Subsidiaries has implemented commercially reasonable physical, technical and organizational measures designed to protect Parent Sensitive Data against loss, destruction and damage, unauthorized access, use, modification, disclosure or other misuse.
(d) To Parent’s Knowledge, (i) Parent and its Subsidiaries have implemented commercially reasonable safeguards for transfers of Personal Data outside of a country of origin in compliance in all material respects with applicable Data Protection Regulations, and (ii) none of Parent or its Subsidiaries has suspended or terminated a transfer of Personal Data due to violation of applicable Data Protection Regulations or received any written notice from a supervisory authority regarding any concerns about a transfer of Personal Data, except, in each case, as would not have a Parent Material Adverse Effect.
(e) With respect to any clinical trial or other clinical research study conducted by or on behalf of Parent or any of its Subsidiaries, to Parent’s Knowledge, Parent and its Subsidiaries have obtained all required informed consents from clinical trial subjects and research participants and all required approvals from institutional review boards or independent ethics committees, in each case in compliance in all material respects with Data Protection Regulations, 21 C.F.R. Parts 50 and 56 and ICH Guidelines for Good Clinical Practice.
(f) Parent and its Subsidiaries have deployed and used AI in material compliance with all applicable Laws and Data Protection Regulations, as well as in all material respects with Contract terms applicable to Parent and its Subsidiaries’ processing of Training Data. Parent and its Subsidiaries do not use any data that is subject to an obligation of confidentiality by Parent or its Subsidiaries under all applicable Laws and Contracts to which Parent or any of its Subsidiaries is subject or a party, in any prompts or input to any AI tools by Parent or its Subsidiaries, except in cases where such AI tools do not use such data, prompts or inputs to train the machine learning or algorithm of such tools or to improve the services related to such AI tools other than solely for use by the Parent or its Subsidiaries as permitted by all applicable Laws and Contracts to which Parent or any of its Subsidiaries is subject or a party. Parent has implemented and maintains commercially reasonable policies relating to governance or implementation of AI, including its policies relating to (A) management oversight and approval of employees’ and contractors’ use and implementation of AI, and (B) use and implementation of AI in a manner that is designed to avoid violation, infringement or misappropriation of any third Person’s Intellectual Property Rights and violation of applicable Laws. Parent and its Subsidiaries have not used or employed any AI tools in a manner that would materially limit Parent’s or any of its Subsidiaries’ ownership of, or otherwise materially impair Parent’s or any of its Subsidiaries’ ability to use, commercialize, or otherwise exploit, the Intellectual Property Rights in or pertaining to any output generated by the use of AI tools by or for Parent and its Subsidiaries. Parent does not use AI for any activity that is banned or prohibited under any applicable Law, including activities designated as “high risk” or otherwise subject to heightened requirements or restrictions under any applicable Law.
4.17 Compliance with Laws; Permits; Regulatory Matters.
(a) Parent and each of its Subsidiaries, and the operation of the business of Parent and its Subsidiaries, are and, to Parent’s Knowledge, each Parent Partner is, and since January 1, 2025 have been, in compliance in all material respects with all applicable Laws, including Health Care Laws. Since January 1, 2025, neither Parent, any of its Subsidiaries nor, to Parent’s Knowledge, any Parent Partner has received any pending or threatened claim, complaint, suit, proceeding, hearing, enforcement audit, investigation, arbitration, or other adverse action from any Person, including any Governmental Entity or customer, alleging product liability, material non-compliance or material violation of any applicable Laws, including Health Care Laws.

(b) There is no judgment, injunction, order or decree by a Governmental Entity binding upon Parent, any of its Subsidiaries or, to Parent’s Knowledge, any Parent Partner, which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any current material business practice of Parent, any of its Subsidiaries or, to Parent’s Knowledge, any Parent Partner, any acquisition of material property by Parent, any of its Subsidiaries or, to Parent’s Knowledge, any Parent Partner, or the conduct of any material portion of the business by Parent, any of its Subsidiaries or, to Parent’s Knowledge, any Parent Partner, as currently conducted, (ii) is reasonably likely to have a material adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, materially delaying, making illegal or otherwise materially interfering with the Contemplated Transactions; provided that the representations and warranties in the foregoing clauses (ii) and (iii) are made only as of the date of this Agreement. Parent is not and, since January 1, 2025, has not been a party to any corporate integrity agreements, monitoring agreements, consent decrees, deferred prosecution agreements, settlement orders, or similar agreements with or imposed by any Governmental Entity.
(c) Parent, its Subsidiaries and, to Parent’s Knowledge, each Parent Partner currently hold and operate in compliance in all material respects with, and, at all times since January 1, 2025, have held and operated in compliance in all material respects with, all Governmental Authorizations that are or have been necessary for the conduct of the business of Parent and its Subsidiaries as previously conducted and as currently being conducted. All such permits that are necessary for the conduct of the business of Parent and its Subsidiaries as currently conducted (the “Parent Permits”) and necessary for the conduct of the business of the Parent Partners as currently conducted (the “Parent Partner Permits”) are valid and are in full force and effect (in the case of the Parent Partner Permits, to Parent’s Knowledge), and, assuming the notices, filings or other Consents listed on Section 4.17(c) of the Parent Disclosure Schedule have been made or obtained, will continue to be so upon consummation of the Contemplated Transactions, except as would not have a Parent Material Adverse Effect.
(d) Parent, its Subsidiaries and, to Parent’s Knowledge, the Parent Partners hold all right, title and interest in and to all Parent Permits and Parent Partner Permits free and clear of any Lien. All fees and charges with respect to such Parent Permits and Parent Partner Permits, as of the date of this Agreement, have been paid in full and all filing, reporting and maintenance obligations have been completely and timely satisfied (in the case of the Parent Partner Permits, to Parent’s Knowledge), except as would not have a Parent Material Adverse Effect. Parent and each of its Subsidiaries are in material compliance with the terms of the Parent Permits and the Parent Partner Permits. To Parent’s Knowledge, as of the date of this Agreement, no Legal Proceeding is pending or threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit or any Parent Partner Permit.
(e)  None of the Parent Products have been or have been requested by a Governmental Entity or other Person to be Recalled. Neither Parent nor any of its Subsidiaries, nor, to Parent’s Knowledge, any Governmental Entity or other Person, has sought, is seeking, or, to Parent’s Knowledge, has or is currently threatening or contemplating any Recall of a Parent Product. The Parent Products have been manufactured, packaged, labeled, tested, stored, shipped, handled, warehoused and distributed in material compliance with all applicable Health Care Laws and are not and have not been prohibited from introduction into interstate commerce under applicable Health Care Laws. All products marketed by Parent or any of its Subsidiaries are, and have been, labeled, promoted and advertised in material compliance with applicable Health Care Laws. Except as would not have a material impact on Parent and its Subsidiaries, taken as a whole, since January 1, 2025, neither Parent nor any of its Subsidiaries has either voluntarily or involuntarily issued, or caused to be issued, any notice or communication due to an alleged lack of safety, efficacy or material noncompliance with any applicable Health Care Laws for any Parent Product. To Parent’s Knowledge, as of the date of this Agreement, there are no facts that would reasonably be expected to result in (x) such a notice or communication or (y) the termination or suspension of marketing of any Parent Product.
(f) As of the date of this Agreement, none of Parent, its Subsidiaries, or any of their respective officers, directors, employees, independent contractors or, to Parent’s Knowledge, agents or the Parent Partners and their respective officers, directors, employees, independent contractors or agents have been or are currently:
(i) subject to mandatory or permissive debarment or suspension pursuant to 21 U.S.C. § 335a;
(ii) excluded under 42 U.S.C. § 1320a-7 or any similar law, rule or regulation of any Governmental Entity;
(iii) excluded, debarred, suspended or deemed ineligible to participate in federal procurement and non-procurement programs, including those produced by the U.S. General Services Administration;
(iv) charged, named in a complaint, convicted, or otherwise found liable in any Legal Proceeding that falls within the ambit of 21 U.S.C. § 331, 21 U.S.C. § 333, 21 U.S.C. § 334, 21 U.S.C. § 335a, 21 U.S.C. § 335b, 42 U.S.C. § 1320a - 7, 31 U.S.C. §§ 3729 - 3733, 42 U.S.C. § 1320a-7a, or any other applicable Health Care Laws or, to Parent’s Knowledge, threatened with prosecution by a Governmental Entity, including the Centers for Medicare and Medicaid Services, the U.S. Department of Health and Human Services, state attorney general, or the U.S. Department of Justice, for any violation of any of the foregoing;
(v) disqualified or deemed ineligible pursuant to 21 C.F.R. Parts 312, 511, or 812, or otherwise restricted, in whole or in part, or subject to an assurance; or
(vi) had a pending Legal Proceeding, or otherwise received any written notice from any Governmental Entity or any Person threatening, investigating, or pursuing (i)-(v) above or, to Parent’s Knowledge, committed any violation of any applicable Health Care Law, that could reasonably be expected to serve as the basis for any such exclusion, suspension, debarment or other ineligibility.
(g) Parent has not been restrained in any material respect by a Governmental Entity in its ability to conduct or have conducted the manufacturing; non-clinical, clinical or other testing; distribution; promotion or marketing of the Parent Products.

(h) All studies and tests conducted by or on behalf of, or sponsored by, the Parent or any of its Subsidiaries, or in which the Parent or any of its Subsidiaries or the Parent Products has participated, were and, if still pending, are being conducted in compliance in all material respects with all applicable Health Care Laws. To the Parent’s Knowledge, the study reports, protocols, and statistical analysis plans for all such studies and tests accurately, completely, and fairly reflect the results from such studies and tests. As of the date of this Agreement, the Parent has not received written notice of any complaints, information, or adverse experience reports related to a Parent Product that would reasonably be expected to be material to the Parent and its Subsidiaries, taken as a whole.
(i) Since January 1, 2025, neither Parent nor any of its Subsidiaries nor, to Parent’s Knowledge, any of the Parent Partners has received any written notice from FDA or any other Governmental Entity that it has (i) commenced, or threatened to initiate, any Legal Proceeding to implement a partial or full clinical hold or withdraw any approvals granted to Parent for any clinical investigation of any Parent Product, or (ii) commenced, or threatened to initiate, any Legal Proceeding to enjoin manufacture or distribution of any Parent Product.
(j) To the Knowledge of Parent, there are no material Legal Proceedings or governmental, regulatory or administrative investigations, audits, inquiries or actions, or any facts, circumstances or conditions that would reasonably be expected to form the basis for any material Legal Proceeding or governmental, regulatory or administrative investigation, audit, inquiry or action, against or affecting Parent, any of its Subsidiaries or any of the Parent Partners arising under the FDCA and the regulations of FDA promulgated thereunder or similar Law and other applicable Health Care Laws.
(k) The Parent, its Subsidiaries and, to Parent’s Knowledge, the Parent Partners have not made any false, misleading, or untrue statement of material fact, or failed to disclose a material fact required to be disclosed, to any Governmental Entity, nor committed any act, made any statement, or failed to make any statement that would reasonably be likely to provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities,” or for any other Governmental Entity to invoke any similar policy.
4.18 Insurance. Parent has made available to the Company true, correct and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent and each of its Subsidiaries in effect on the date of this Agreement. Each insurance policy of Parent and each of its Subsidiaries is in full force and effect and Parent and each of its Subsidiaries are in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, between January 1, 2025 and the date of this Agreement, neither Parent nor any of its Subsidiaries has received any written notice or other written communication regarding any actual or possible (a) cancellation or invalidation of any insurance policy or (b) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. Parent and each of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent or any of its Subsidiaries for which Parent or such Subsidiary has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding or informed Parent or any of its Subsidiaries of its intent to do so.
4.19 Real Estate. Neither Parent nor any of its Subsidiaries owns, or has ever owned, any real property. Section 4.19 of the Parent Disclosure Schedule sets forth a true, correct and complete list as of the date of this Agreement of all real properties with respect to which Parent or any of its Subsidiaries directly or indirectly holds a valid leasehold interest (including any subleases, licenses or sublicenses) as well as any other real estate that is in the possession of or leased, subleased or licensed by Parent or any of its Subsidiaries (the “Parent Leased Real Property”), and a true, correct and complete list of all of the Parent Leased Real Property under which any such real property is leased, subleased, licensed or otherwise possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default by Parent thereunder (or any act which, with notice or the passage of time, or both, could result in a material default under the Parent Real Estate Leases). Parent’s or its applicable Subsidiary’s use, occupancy and operation of each such Parent Leased Real Property conforms to all applicable Laws, and Parent or its applicable Subsidiary has exclusive possession of each such Parent Leased Real Property and has not granted any use or occupancy rights to tenants, subtenants or licensees with respect to such Parent Leased Real Property. Neither Parent nor any of its Subsidiaries has assigned, transferred, mortgaged, subleased or pledged (directly or indirectly) any interest in any of the Parent Real Estate Leases. In addition, each of Parent and its applicable Subsidiary has a valid leasehold interest in (or a valid right to use and occupy) the Parent Leased Real Property, free and clear of all Liens other than Permitted Liens. To Parent’s Knowledge, neither the whole nor any part of the Parent Leased Real Property is subject to any pending suit for condemnation or other taking by any Governmental Entity, and no such condemnation or other taking is threatened or contemplated. The Parent Leased Real Property comprises all of the real property used in, and is necessary for, the operation of the business of Parent and its Subsidiaries as currently conducted. Neither Parent nor any of its Subsidiaries has ever leased or operated at any real property other than the Parent Leased Real Property. All structures and buildings on the Parent Leased Real Property are adequately maintained and are in good operating condition and repair for the requirements of the business of Parent and its Subsidiaries as currently conducted. To Parent’s Knowledge, there is no pending or contemplated special assessment or reassessment of any parcel included in the Parent Leased Real Property that would result in a material increase in the rent, additional rent or other sums and charges payable by Parent or its Subsidiaries.
4.20 Registration Statement and Proxy Statement/Prospectus. None of the information supplied or to be supplied by Parent in writing for inclusion or incorporation by reference in (a) the Registration Statement will, at the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, at the date it is first mailed to Parent’s stockholders or at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading in any material respect. The Proxy Statement/Prospectus will comply as to form with the requirements of the Exchange Act and the rules and regulations thereunder, except that no representation is made by Parent with respect to statements made or incorporated by reference therein based on information supplied by the Company for inclusion or incorporation by reference therein.
4.21 Transactions with Affiliates. Since March 31, 2026, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K as promulgated under the Securities Act.
4.22 Brokers and Finders. Except for Centerview Partners LLC and UBS Securities LLC, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries, including Merger Sub.
4.23 Opinion of Financial Advisor. As of the date of this Agreement, (a) the Parent Board has received the oral opinion, that will subsequently be provided in writing, of Centerview Partners LLC that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Exchange Ratio is fair, from a financial point of view, to Parent and (b) the Special Committee (in such capacity) has received the oral opinion (to be subsequently confirmed in writing) of UBS Securities LLC, as financial advisor to the Special Committee, that, as of the date of such opinion and based upon and subject to the various qualifications, assumptions, limitations and other matters set forth therein, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to Parent. Parent shall, promptly following the execution of this Agreement by all Parties, furnish a copy of each such written opinion to the Company solely for informational purposes (it being agreed that none of the Company, nor any of its Affiliates or Representatives, shall have the right to rely on such opinion).
4.24 Certain Business Practices.
(a) None of Parent, any of its Subsidiaries or any of their respective directors, officers, employees or, to Parent’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, or other unlawful payment, in the form of cash, gifts, or anything of value, or taken any other action or made or failed to make any other statement, in violation of Anti-Bribery Laws except, in each case, as would not be material to Parent’s business or operations. Neither Parent nor any of its Subsidiaries nor any of their respective officers, employees or agents is or has been, in any capacity relating to Parent or such Subsidiary, the subject of any debarment or exclusionary claims, actions, proceedings, or, to Parent’s Knowledge, investigation by any Governmental Entity with respect to potential violations of Anti-Bribery Laws except, in each case, as would not be material to Parent’s business or operations. None of Parent, any of its Subsidiaries or any of their respective principals (as defined at 48 C.F.R. 52.209-5(a)(2)) would be required to certify affirmatively to any element of the certification at 48 C.F.R. 52.209-5.
(b) None of Parent nor any of its Subsidiaries, nor to Parent’s Knowledge, any of their respective officers, directors or employees acting on their behalf, is currently, or has since January 1, 2025 been (i) a Sanctioned Person, (ii) organized or ordinarily resident in a Sanctioned Country, (iii) engaged in any material unlawful dealings or transactions with or for the benefit of any Sanctioned Person or in any Sanctioned Country, (iv) engaged in any export, reexport, transfer or provision of any goods, software, technology, data or service without, or exceeding the scope of, any licenses or authorizations under all applicable Ex-Im Laws or (v) otherwise in material violation of applicable Trade Control Laws.
(c) Each of Parent and its Subsidiaries has obtained all authorizations, licenses, and other permits, consents, notices, waivers, and approvals as required by Trade Control Laws and is in compliance with the terms of all such authorizations, licenses, and other permits, consents, notices, waivers, and approvals. There are no active or pending internal or third-party (including Governmental Entity) investigations related to Parent’s or any of its Subsidiaries’ compliance with Trade Control Laws.
4.25 Ownership and Operations of Merger Sub. Parent directly owns beneficially all of the outstanding shares of common stock of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Merger, has engaged in no other business activities, and has incurred no liabilities or obligations other than as expressly contemplated hereby or as otherwise required or incidental to negotiate, execute, deliver and effect the Contemplated Transactions. The authorized shares of common stock of Merger Sub consist of 1,000 shares, all of which are validly issued and outstanding. All of the issued and outstanding shares of Merger Sub are directly owned by Parent, free and clear of any Liens other than Liens imposed under any federal or state securities Laws.
4.26 Customers and Suppliers.
(a) Section 4.26(a) of the Parent Disclosure Schedule sets forth a correct and complete list of the 10 largest customers of Parent and its Subsidiaries based on the aggregate revenue received or accrued by Parent and its Subsidiaries, taken as a whole, for the twelve-month period ended December 31, 2025.
(b) Section 4.26(b) of the Parent Disclosure Schedule sets forth a correct and complete list of the 10 largest suppliers of Parent and its Subsidiaries based on the aggregate payments made or accrued by Parent and its Subsidiaries, taken as a whole, for the three-month period ended December 31, 2025.
4.27 Ownership of the Company Common Stock. Since January 1, 2025, neither Parent nor any of its Subsidiaries has “owned” (as such term is defined in Section 203(c) of the DGCL), directly or indirectly, any shares of Company Common Stock or other securities convertible into, exchangeable into or exercisable for shares of Company Common Stock. There are no voting trusts or other agreements or understandings to which Parent or any its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of the Company or any of its Subsidiaries.

ARTICLE V
COVENANTS
5.1 Interim Operations.
(a) Conduct of Business by the Company. Except (i) for matters set forth in Section 5.1(a) of the Company Disclosure Schedule, (ii) as expressly permitted by or required in accordance with this Agreement, (iii) as required by applicable Law or (iv) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), from the date of this Agreement to the Effective Time, or, if earlier, the termination of this Agreement in accordance with its terms (such time, the “Pre-Closing Period”), the Company shall, and shall cause each of its Subsidiaries to, (x) conduct its business in all material respects in the Ordinary Course of Business and (y) use commercially reasonable efforts to (1) preserve intact the material components of its present business organization, (2) keep available the services of its present officers and key employees in all material respects, (3) preserve its relationships with manufacturers, suppliers, vendors, distributors, Governmental Entities with jurisdiction over the Company’s operations, customers, licensors, licensees and others with which it has material business dealings, (4) comply in all material respects with all applicable Laws and (5) maintain in effect all Company Permits in accordance with their terms and renew any Company Permit that would otherwise expire pursuant to their terms (it being agreed that matters addressed by the specific provisions of the next sentence shall be governed by such provisions rather than the general provisions of this sentence). In addition, and without limiting the generality of the foregoing, except for matters set forth in the Company Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement or required by applicable Law or with the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, the Company shall not, and shall not permit any of its Subsidiaries to, do any of the following:
(i) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or property) in respect of any shares of its capital stock or other equity interests or securities or repurchase, redeem or otherwise reacquire any shares of its capital stock or other equity interests or securities (except repurchases from terminated employees, directors or consultants of the Company or in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under the Company Equity Plan in accordance with the terms of such award in effect on the date of this Agreement);
(ii) sell, issue, grant, modify, amend, reprice, pledge or otherwise dispose of or encumber or authorize: (A) any capital stock or other equity interests or security of the Company or any of its Subsidiaries (except for shares of Company Common Stock issued upon the valid exercise or conversion of outstanding Company Options or Company Warrants (other than the amendment of any Company Warrant to become a Company Converting Warrant)); (B) any option, warrant or right to acquire any capital stock or any other equity interests or security, other than Company Options granted to (1) new employees who were offered a specific number of Company Options as part of offer letters entered into prior to the date of this Agreement or, in Ordinary Course of Business, after the date of this Agreement and (2) existing employees in the Ordinary Course of Business as annual incentive compensation or (C) any instrument convertible into or exchangeable for any capital stock or other equity interests or security of the Company or any of its Subsidiaries;
(iii) except as required by the terms of this Agreement, adopt, amend, terminate or waive or propose to adopt, amend, terminate or waive any of the Company’s or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except for the Contemplated Transactions;
(iv) except as required by the terms of this Agreement, amend, terminate or waive or propose to amend, terminate or waive the Company Equity Plan, any provision of any agreement evidencing any outstanding stock option, any restricted stock unit grant, or performance-based vesting restricted stock unit grant, or otherwise modify any of the terms of any outstanding option, restricted stock unit, warrant or other equity interest or security or any related Contract;
(v) adopt or implement any stockholder rights plan or similar arrangement;
(vi) form any Subsidiary or acquire or propose to acquire any equity interest or other interest in, or business of, any other entity or enter into a joint venture with any other entity;
(vii) (A) lend money to any Person (except for the advancement of expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditure in excess of $3,000,000 in the aggregate, or (E) make any investment in, including by way of capital contribution or acquisition of equity interests or debt securities of, any Person;
(viii) other than in the Ordinary Course of Business: (A) adopt, terminate, establish or enter into any Company Benefit Plan; (B) cause or permit any Company Benefit Plan to be amended in any material respect, or (C) increase or modify the amount or form of the wages, salary, commissions, or bonus compensation payable to any of its directors, officers or employees;
(ix) recognize any labor union or labor organization, or enter into any collective bargaining agreement, or take any similar actions with respect to any employee, group of employees, or representative of any employees;
(x) acquire any material asset (other than Intellectual Property Rights) or sell, lease or otherwise irrevocably dispose of any of its material assets or properties (other than Intellectual Property Rights), or grant any Lien with respect to such assets or properties, except in the Ordinary Course of Business;

(xi) (A) sell, assign, transfer, license, sublicense, grant any Lien (other than Permitted Liens) with respect to or otherwise dispose of any material Company IP (in each case, other than pursuant to non-exclusive licenses granted in the Ordinary Course of Business or pursuant to a Company Collaboration Agreement) or (B) cancel, fail to refile a provisional application after abandonment, fail to renew or extend, or fail to diligently prosecute (including making any filing, pay any fee, or take any other action necessary to prosecute and maintain) any Company IP (in the case of Company Licensed IP, solely to the extent that the Company or any of its Subsidiaries has rights to control, prosecution and maintenance thereof), except, for each of the foregoing, in the ordinary course of prosecution upon exercise of reasonable business judgment by the Company or the lapse or expiry of Company IP at the end of its statutory term;
(xii) disclose to any third party (other than (A) pursuant to written confidentiality obligations, (B) as required by applicable Law, including applicable Data Protection Regulations, or (C) in the ordinary course of conducting clinical trials or other clinical research activities subject to contractual or statutory confidentiality obligations) or otherwise fail to preserve and maintain, any material Trade Secrets of the Company;
(xiii) make (other than on an originally filed income Tax Return), change or revoke any material Tax election, fail to pay any income Tax or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income Tax or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than commercial agreements entered into in the Ordinary Course of Business the principal subject matter of which is not the allocation of Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income Tax or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven months), or change any material accounting method in respect of Taxes;
(xiv) (A) materially amend, terminate (other than automatic terminations) or expressly release any material rights under any Company Material Contract, or (B) enter into any Contract that is or would be considered a Company Material Contract under any of clauses (i), (vi) or (ix) of Section 3.11(a) (it being understood that the renewal or extension of any such Contract in the Ordinary Course of Business shall be permitted) if in effect on the date hereof, in each case other than Company Collaboration Agreements;
(xv) other than as required by Law or GAAP, take any action to change accounting policies or procedures;
(xvi) settle or compromise any Legal Proceeding other than solely for monetary damages (net of insurance proceeds received) not in excess of $200,000 individually or $1,000,000 in the aggregate; provided that such settlement or compromise does not impose any non-monetary obligations on the Company or its Subsidiaries (other than customary confidentiality and de minimis contractual obligations in the applicable compromise or settlement agreement that are incidental to an award of monetary damages thereunder) and does not involve the admission of wrongdoing by the Company, any of its Subsidiaries or any of their respective directors or officers;
(xvii) enter into or amend any Contract if such Contract or amendment would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;
(xviii) fail to maintain in full force and effect the existing insurance policies of the Company or to renew or replace such insurance policies with comparable insurance policies;
(xix) dissolve or liquidate the Company or any Subsidiary thereof;
(xx) make any payment or loan to, or enter into any agreement, arrangement or understanding with, any of its stockholders, directors, managers, officers or other Affiliates; or
(xxi) agree, resolve or commit to do any of the foregoing.
(b) Conduct of Business by Parent. Except (i) for matters set forth in Section 5.1(b) of the Parent Disclosure Schedule, (ii) as expressly permitted by or required in accordance with this Agreement (including Wind-Down Activities and any Parent Legacy Transaction conducted in accordance with Section 5.23), (iii) as required by applicable Law or (iv) as may be consented to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period, Parent shall, and shall cause each of its Subsidiaries to, (x) conduct its business in all material respects in the Ordinary Course of Business and (y) use commercially reasonable efforts to comply in all material respects with all applicable Laws. In addition, and without limiting the generality of the foregoing, except for matters set forth in the Parent Disclosure Schedule or otherwise expressly permitted or expressly contemplated by this Agreement (including Wind-Down Activities and any Parent Legacy Transaction conducted in accordance with Section 5.23) or required by applicable Law or with the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed), during the Pre-Closing Period, Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following:
(i) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution (whether in cash, stock or property) in respect of any shares of its capital stock or other equity interests or securities or repurchase (other than the issuance of the Closing Dividend in accordance with Section 5.21 and the completion of the Parent Reverse Stock Split in accordance with Section 5.22), redeem or otherwise reacquire any shares of its capital stock or other equity interests or securities (except repurchases from terminated employees, directors or consultants of Parent or in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award or purchase rights granted under the Parent Equity Plans in accordance with the terms of such award in effect on the date of this Agreement);

(ii) sell, issue, grant, modify, reprice, amend, pledge or otherwise dispose of or encumber or authorize: (A) any capital stock or other equity interests or security of Parent, any of its Subsidiaries or Merger Sub (except for shares of Parent Common Stock issued upon the valid exercise of Parent Options or Parent ESPP Options, settlement of Parent RSUs or conversion of Parent Warrants); (B) any option, warrant or right to acquire any capital stock or any other equity interests or security; or (C) any instrument convertible into or exchangeable for any capital stock or other equity interests or security of Parent, any of its Subsidiaries or Merger Sub;
(iii) except as required by the terms of this Agreement, adopt, amend, terminate or waive or propose to adopt, amend, terminate or waive any of Parent’s or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except for the Contemplated Transactions;
(iv) except as required by the terms of this Agreement, amend, terminate or waive or propose to amend, terminate or waive any of Parent Equity Plans, any provision of any agreement evidencing any outstanding stock option, any restricted stock unit grant, or performance-based vesting restricted stock unit grant, or otherwise modify any of the terms of any outstanding option, restricted stock unit, warrant or other equity interest or security or any related Contract;
(v) adopt or implement any stockholder rights plan or similar arrangement;
(vi) form any Subsidiary or acquire or propose to acquire any equity interest or other interest in, or business of, any other entity or enter into a joint venture with any other entity;
(vii) (A) lend money to any Person (except for the advancement of expenses to employees, directors and consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, (D) other than the incurrence or payment of Transaction Expenses, make any capital expenditures, or (E) make any investment in, including by way of capital contribution or acquisition of equity interests or debt securities of, any Person;
(viii) other than as required by applicable Law or the terms of any Parent Benefit Plan as in effect on the date of this Agreement: (A) adopt, terminate, establish or enter into any Parent Benefit Plan; (B) cause or permit any Parent Benefit Plan to be amended in any material respect, or (C) increase or modify the amount or form of the wages, salary, commissions, or bonus compensation payable to any of its directors, officers or employees;
(ix) recognize any labor union or labor organization, or enter into any collective bargaining agreement, or take any similar actions with respect to any employee, group of employees, or representative of any employees;
(x) hire any employee or contractor, other than to fill vacancies caused by the termination of employees and contractors whose employment or engagement is terminated after the date of this Agreement;
(xi) acquire any material asset (other than Intellectual Property Rights);
(xii) (A) sell, assign, transfer, license, sublicense, grant any Lien (other than any Permitted Lien) with respect to or otherwise dispose of any material Parent IP (in each case, other than pursuant to non-exclusive licenses granted in the Ordinary Course of Business) or (B) cancel, fail to refile a provisional application after abandonment, fail to renew or extend or fail to diligently prosecute (including making any filing, pay any fee, or take any other action necessary to prosecute and maintain) and material Parent IP (in the case of any Parent Licensed IP, solely to the extent that Parent or any of its Subsidiaries has rights to control the prosecution and maintenance thereof), except, for each of the foregoing, in the ordinary course of prosecution upon exercise of reasonable business judgment by Parent or the lapse or expiry of Parent IP at the end of its statutory term; provided that the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) shall be required prior to Parent’s entry into any definitive agreement, or binding term sheet or letter of intent, relating to any Parent Legacy Transaction involving the actions described in this Section 5.1(b)(xii);
(xiii) disclose to any third party (other than (A) pursuant to written confidentiality obligations or (B) as required by applicable Law) or otherwise fail to preserve and maintain, any material Trade Secrets of Parent;
(xiv) make (other than on an originally filed income Tax Return), change or revoke any material Tax election, fail to pay any income Tax or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income Tax or other material Tax liability or submit any voluntary disclosure application, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than commercial agreements entered into in the Ordinary Course of Business the principal subject matter of which is not the allocation of Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income Tax or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than seven months), or change any material accounting method in respect of Taxes;
(xv) (A) materially amend, terminate (other than automatic terminations) or expressly release any material rights under any Parent Material Contract, or (B) enter into, renew or extend the term of (other than automatic renewals or extensions) any Contract that is or would be considered a Parent Material Contract under any of clauses (ii), (vii) or (x) of Section 4.11(a) (it being understood that the renewal or extension of any such Contract in the Ordinary Course of Business shall be permitted so long as the renewed or extended Contract contains terms of the type described in clauses (ii), (vii) or (x) of Section 4.11(a) that are no less favorable to Parent or its Subsidiaries as the relevant terms in the existing Contract) if in effect on the date hereof;

(xvi) fail to pay accounts payable and other obligations when due (or, if earlier, the date that such account payable or other obligation would typically be paid by Parent in the Ordinary Course of Business), or accelerate the collection of accounts receivable;
(xvii) make any expenditures, incur any liabilities or discharge or satisfy any liabilities greater than $100,000, in each case, other than those expenditures or liabilities that (A) will not survive the Closing, (B) are discharged or satisfied prior to the Closing, and/or (C) are taken into account in the calculation of Parent Net Cash;
(xviii) following the delivery by Parent to the Company of the Parent Net Cash Schedule pursuant to Section 2.6(a), incur or pay any liability, obligation or commitment (including any Transaction Expense) that would result in a reduction of Parent Net Cash as of the Closing by more than $50,000 in the aggregate;
(xix) other than as required by Law or GAAP, take any action to change accounting policies or procedures;
(xx) (A) settle or compromise any Legal Proceeding other than solely for monetary damages (net of insurance proceeds received) not in excess of $200,000 individually or $1,000,000 in the aggregate; provided that such settlement or compromise does not impose any non-monetary obligations on Parent or its Subsidiaries (other than customary confidentiality and de minimis contractual obligations in the applicable compromise or settlement agreement that are incidental to an award of monetary damages thereunder) and does not involve the admission of wrongdoing by Parent, any of its Subsidiaries or any of their respective directors or officers or (B) initiate any Legal Proceeding;
(xxi) enter into or amend any Contract if such Contract or amendment would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the Contemplated Transactions;
(xxii) fail to maintain in full force and effect the existing insurance policies of Parent or to renew or replace such insurance policies with comparable insurance policies;
(xxiii) dissolve or liquidate Parent or any Subsidiary thereof;
(xxiv) enter into any new line of business outside Parent’s existing business;
(xxv) make any payment or loan to, or enter into any agreement, arrangement or understanding with, any of its directors, managers, officers or other Affiliates; or
(xxvi) agree, resolve or commit to do any of the foregoing.
(c) Notice of Material Events. During the Pre-Closing Period, each Party shall promptly notify the other Party in writing upon becoming aware of any event, condition, fact or circumstance that would reasonably be expected to make the satisfaction of any of the conditions set forth in Article VI impossible. Without limiting the generality of the foregoing, a Party shall promptly advise the other Party in writing upon becoming aware of (i) any claim asserted or Legal Proceeding commenced, or, to the Party’s knowledge, either: (A) with respect to a Governmental Entity, overtly threatened; or (B) with respect to any other Person, threatened in writing, in each case against, relating to, involving or otherwise affecting any of the Contemplated Transactions; (ii) any knowledge of any notice from any Person alleging that the consent of such Person is or may be required in connection with the Merger or any of the other Contemplated Transactions; and (iii) any other material Legal Proceeding or material claim threatened in writing, commenced or asserted against such Party or its respective Subsidiaries. No notification given pursuant to this Section 5.1(c) shall limit or otherwise affect any of the representations, warranties, covenants, obligations, rights or remedies of the Parties contained in this Agreement or the conditions to the obligations of the Parties under this Agreement.
(d) All notices, requests, instructions, communications or other documents to be given in connection with any consultation or approval required pursuant to this Section 5.1 shall be in writing and shall be deemed given as provided for in Section 8.7, and, in each case, shall be addressed to such individuals as the Parties shall designate in writing from time to time.
5.2 Company Acquisition Proposals; Company Change in Recommendation.
(a) No Solicitation or Negotiation. During the Pre-Closing Period, except as expressly permitted by this Section 5.2, the Company shall not, and the Company shall cause its and its Subsidiaries’ directors, officers and employees not to, and shall cause its and their respective investment bankers, attorneys, accountants and other advisors, agents and representatives (collectively, along with such directors, officers and employees, “Representatives”) not to, directly or indirectly:
(i) solicit, initiate, induce, knowingly encourage or knowingly facilitate (including by way of granting a waiver under Section 203 of the DGCL) any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal;
(ii) participate in any discussions or negotiations or cooperate in any way with any Person regarding any Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal;
(iii) provide any non-public information or data concerning the Company or any of its Subsidiaries to any Person in connection with, or for the purpose of soliciting, initiating, inducing, encouraging or facilitating, any Company Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal;

(iv) enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement with respect to, or that could reasonably be expected to lead to, a Company Acquisition Proposal;
(v) adopt, approve, declare advisable or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Company Acquisition Proposal (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL);
(vi) take any action or exempt any Person (other than Parent and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or the Company’s organizational or other governing documents; or
(vii) resolve, publicly propose or agree to do any of the foregoing.
The Company shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions and negotiations with any Person conducted heretofore with respect to any Company Acquisition Proposal, or inquiry, proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal and shall promptly terminate access by any such Person to any physical or electronic data rooms relating to any such Company Acquisition Proposal. The Company shall (i) as soon as reasonably practicable after the date of this Agreement (and in all events no later than three Business Days), deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making a Company Acquisition Proposal within the last 12 months, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any such Company Acquisition Proposal effective as of the date hereof and requesting the prompt return or destruction of all confidential information previously furnished to such Person by or on behalf of the Company relating to any Company Acquisition Proposal (and the Company shall use its reasonable best efforts to have such information returned or destroyed) and immediately terminate all physical and electronic data room access previously granted to any such party or its Representatives and (ii) commencing on the date of this Agreement, prohibit any third party (other than Parent and its Representatives) from having access to any physical or electronic data room relating to any possible Company Acquisition Proposal. The Company shall use its reasonable best efforts to enforce the terms of each confidentiality agreement with any such Person. The Company shall not grant any waiver of, or agree to any amendment or modification to, or release any such Person from, any such agreement, to permit such Person to submit a Company Acquisition Proposal.
(b) Notice. The Company shall promptly (and, in any event, within 24 hours) notify Parent (orally and in writing) if (i) any written or other inquiries, proposals or offers with respect to a Company Acquisition Proposal or any inquiries, proposals, offers or requests for information relating to or that could reasonably be expected to lead to a Company Acquisition Proposal are received by the Company or any of its Representatives, (ii) any Person requests non-public information from the Company or any of its Representatives in connection with any Company Acquisition Proposal (provided that the Company shall only be required to provide notice once per Person under this clause (ii)) or (iii) any discussions or negotiations with respect to or that could reasonably be expected to lead to a Company Acquisition Proposal are sought to be initiated with the Company, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and other material written communications or, if oral, a summary of the material terms and conditions of such proposal or offer), and thereafter shall keep Parent reasonably informed, on a current basis (and in any event within 24 hours), of any material developments with respect to any such proposals or offers (including any amendments thereto), including by promptly providing copies of any additional requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto and other information set forth above and copies of any written materials provided to such Person by the Company or any of its Representatives. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits the Company from providing any information to Parent in accordance with this Section 5.2 or otherwise prohibits the Company from complying with its obligations under this Section 5.2. The Company further agrees that it will not provide information to any Person pursuant to any confidentiality agreement entered into prior to the date of this Agreement unless such Person agrees prior to receipt of such information to waive any provision that would prohibit the Company from providing any information to Parent in accordance with this Section 5.2 or otherwise prohibit the Company from complying with its obligations under this Section 5.2.
(c) For purposes of this Agreement, “Company Acquisition Proposal” means any transaction or series of related transactions (other than the Contemplated Transactions) involving: (i) any acquisition or purchase from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a 25% interest in the total outstanding securities (or instruments convertible into or exercisable or exchangeable for 25% or more of such securities) of the Company, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving the Company or any of its Subsidiaries; (ii) any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction involving the Company, pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 75% of the equity interests in the surviving or resulting entity of such transaction or any parent entity thereof; (iii) any sale, lease, exchange, transfer or disposition (in each case, other than in the ordinary course of business) of more than 25% of the assets of the Company and its Subsidiaries (taken as a whole) (measured by the fair market value thereof); or (iv) any combination of the foregoing; provided that the negotiation of and entry into a Company Collaboration Agreement shall not constitute a Company Acquisition Proposal.
(d) The Company agrees that in the event that the Company or any Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 5.2, the Company shall be deemed to be in breach of this Section 5.2.
(e) No Company Change in Recommendation or Company Alternative Acquisition Agreement. Except as provided in Section 5.2(f), the Company Board and each committee of the Company Board shall not (i)(A) withhold, withdraw, qualify or modify (or propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Board Recommendation or (B) approve, recommend or otherwise declare advisable (or propose or resolve to approve, recommend or otherwise declare advisable) any Company Acquisition Proposal (any such action referred to in this clause (i), a “Company Change in Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, term sheet, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement relating to or that could reasonably be expected to lead to any Company Acquisition Proposal or any agreement requiring the Company (or that would require or could reasonably be expected to require the Company) to abandon, terminate, delay or fail to consummate the Merger or any other transaction contemplated by this Agreement or that would otherwise materially impede, interfere with or be inconsistent with, the Contemplated Transactions (a “Company Alternative Acquisition Agreement”).
(f) Company Change in Recommendation Due to Superior Proposal. Notwithstanding anything to the contrary set forth in Section 5.2(d), following receipt of a bona fide written Company Acquisition Proposal by the Company after the date of this Agreement that did not result from a breach of this Section 5.2 and with respect to which the Company has received a written, definitive form of Company Alternative Acquisition Agreement that has not been withdrawn, and the Company Board determining in good faith, after consultation with outside financial advisors and outside legal counsel, that such Company Acquisition Proposal constitutes a Company Superior Proposal, the Company Board may, at any time prior to the time the Company Stockholder Approval is obtained, make a Company Change in Recommendation, if all of the following conditions are met:
(i) the Company shall have complied in all material respects with the provisions of this Section 5.2 with respect to such Company Acquisition Proposal and shall have (A) provided to Parent four Business Days’ prior written notice, which shall state expressly (1) that it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) the material terms and conditions of the Company Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Company Acquisition Proposal), including an unredacted copy of the Company Alternative Acquisition Agreement and all other written documents and a summary of the material terms of oral communications related to the Company Superior Proposal (it being understood and agreed that any material amendment to any Company Acquisition Proposal (including the financial terms or any other material term or condition of such Company Acquisition Proposal) shall require a new notice to Parent and an additional two Business Day notice period) and (3) that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation, and (B) prior to making such a Company Change in Recommendation, (x) engaged, and used its reasonable best efforts to cause its Representatives to engage, in good faith negotiations with Parent (to the extent Parent wishes to engage) during such four Business Day period to consider adjustments to the terms and conditions of this Agreement or other proposals that may be proposed in writing by Parent during such notice period such that such Company Acquisition Proposal ceases to constitute a Company Superior Proposal, and (y) in determining whether to make a Company Change in Recommendation, the Company Board shall take into account any changes to the terms of this Agreement, and any other proposals, proposed in writing by Parent; and
(ii) the Company Board shall have determined, in good faith, after consultation with outside financial advisors and outside legal counsel, that, in light of such Company Acquisition Proposal and taking into account any revised terms proposed in writing by Parent and the results of negotiations with Parent pursuant to clause (i) above, such Company Acquisition Proposal continues to constitute a Company Superior Proposal and, after consultation with outside legal counsel, that the failure to make such Company Change in Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Company Board to the holders of Company Shares under applicable Law.
(g) Company Change in Recommendation Due to Company Intervening Event. Notwithstanding anything to the contrary set forth in Section 5.2(e), upon the occurrence of any Company Intervening Event, the Company Board may, at any time prior to the time the Company Stockholder Approval is obtained, make a Company Change in Recommendation, if all of the following conditions are met:
(i) the Company shall have (A) provided to Parent four Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Change in Recommendation (it being understood and agreed that any amendment to the facts and circumstances relating to the Company Intervening Event shall require a new notice to Parent and an additional two Business Day notice period), and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to effect a Company Change in Recommendation and (B) prior to making such a Company Change in Recommendation, engaged in good faith negotiations with Parent (to the extent Parent wishes to engage) during such four Business Day period to consider adjustments to the terms and conditions of this Agreement or other proposals that may be proposed in writing by Parent during such notice period in such a manner that the failure of the Company Board to make a Company Change in Recommendation in response to the Company Intervening Event in accordance with clause (ii) below would no longer be inconsistent with the fiduciary duties of the Company Board to the holders of Company Shares under applicable Law; and
(ii) the Company Board shall have determined in good faith, after consultation with outside financial advisors and outside legal counsel, that in light of such Company Intervening Event and taking into account any revised terms proposed in writing by Parent and the results of negotiations with Parent pursuant to clause (i) above, the failure to make a Company Change in Recommendation, would be inconsistent with the fiduciary duties of the Company Board to the holders of Company Shares under applicable Law.
(h) Certain Permitted Disclosure. Nothing contained in this Section 5.2 shall be deemed to prohibit the Company from complying with its disclosure obligations under applicable U.S. federal or state Law (as determined in good faith by the Company) with regard to a Company

Acquisition Proposal; provided, that this Section 5.2(h) shall not be deemed to permit the Company or the Company Board to effect a Company Change in Recommendation except in accordance with Sections 5.2(f) or 5.2(g). The Company shall not submit to its stockholders for approval any Company Acquisition Proposal prior to the valid termination of this Agreement.
5.3 Parent Acquisition Proposals; Parent Change in Recommendation.
(a) No Solicitation or Negotiation. During the Pre-Closing Period, except as expressly permitted by this Section 5.3 or in connection with any Parent Legacy Transaction conducted in accordance with Section 5.23, Parent shall not, and Parent shall cause its and its Subsidiaries’ directors, officers and employees not to, and shall cause its and their respective Representatives not to, directly or indirectly:
(i) solicit, initiate, induce, knowingly encourage or knowingly facilitate (including by way of granting a waiver under Section 203 of the DGCL) any inquiries or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal;
(ii) participate in any discussions or negotiations or cooperate in any way with any Person regarding any Parent Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Parent Acquisition Proposal;
(iii) provide any non-public information or data concerning Parent or any of its Subsidiaries to any Person in connection with, or for the purpose of soliciting, initiating, inducing, encouraging or facilitating, any Parent Acquisition Proposal or any inquiry, proposal or offer that could reasonably be expected to lead to a Parent Acquisition Proposal;
(iv) enter into any binding or nonbinding letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, agreement in principle, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement with respect to, or that could reasonably be expected to lead to, a Parent Acquisition Proposal (other than an Acceptable Parent Confidentiality Agreement entered into in accordance with Section 5.3(b));
(v) adopt, approve, declare advisable or recommend or make any public statement approving or recommending any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, a Parent Acquisition Proposal (including by approving any transaction, or approving any Person becoming an “interested stockholder,” for purposes of Section 203 of the DGCL);
(vi) take any action or exempt any Person (other than the Company and its Subsidiaries) from the restriction on “business combinations” or any similar provision contained in applicable takeover laws or Parent’s organizational or other governing documents; or
(vii) resolve, publicly propose or agree to do any of the foregoing.
Parent shall, and shall cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any solicitation, encouragement, discussions and negotiations with any Person conducted heretofore with respect to any Parent Acquisition Proposal, or inquiry, proposal or offer that could reasonably be expected to lead to a Parent Acquisition Proposal and shall promptly terminate access by any such Person to any physical or electronic data rooms relating to any such Parent Acquisition Proposal. Parent shall (i) as soon as reasonably practicable after the date of this Agreement (and in all events no later than three Business Days), deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making a Parent Acquisition Proposal within the last 12 months, to the effect that Parent is ending all discussions and negotiations with such Person with respect to any such Parent Acquisition Proposal effective as of the date hereof and requesting the prompt return or destruction of all confidential information previously furnished to such Person by or on behalf of Parent relating to any Parent Acquisition Proposal (and Parent shall use its reasonable best efforts to have such information returned or destroyed) and immediately terminate all physical and electronic data room access previously granted to any such party or its Representatives and (ii) commencing on the date of this Agreement, prohibit any third party (other than the Company and its Representatives) from having access to any physical or electronic data room relating to any possible Parent Acquisition Proposal. Parent shall use its reasonable best efforts to enforce the terms of each confidentiality agreement with any such Person. Parent shall not grant any waiver of, or agree to any amendment or modification to, or release any such Person from, any such agreement, to permit such Person to submit a Parent Acquisition Proposal, unless in any such case the Parent Board shall have determined, in good faith, after consultation with outside legal counsel, that the failure to take such actions would be inconsistent with the fiduciary duties of the Parent Board to the holders of Parent capital stock under applicable Law.
(b) Fiduciary Exception to No Solicitation Provision. Notwithstanding anything to the contrary in Section 5.3(a), prior to the time, but not after, the Parent Stockholder Approval is obtained, Parent may, in response to a bona fide written Parent Acquisition Proposal (which Parent Acquisition Proposal was made after the date of this Agreement and has not been withdrawn) which did not result from a breach of this Section 5.3 and so long as it has provided written notice to the Company of the identity of such Person or group making the Parent Acquisition Proposal, the material terms and conditions of such Parent Acquisition Proposal (including, if applicable, copies of any material written communications) and its intention to engage or participate in any discussions or negotiations with any such Person or group, (i) provide access to non-public information regarding Parent or any of its Subsidiaries to the Person or group making the Parent Acquisition Proposal (provided that such information has previously been made available to the Company or is provided to the Company substantially concurrently with the making of such information available to such Person or group and that, prior to furnishing any such non-public information, Parent receives from the Person or group making such Parent Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects (including with respect to confidentiality and restrictions on use) on such Person(s) as the Confidentiality Agreement’s terms are on with the Company (an “Acceptable Parent Confidentiality Agreement”)) (it being understood that such confidentiality agreement need not include a “standstill” agreement or prohibit the making or amending of a Parent Acquisition Proposal), and (ii) engage or participate in any discussions or negotiations with any such Person or group regarding such Parent Acquisition Proposal if, and only if, prior to taking any action described in clause (i) or (ii) above, the Parent Board determines in good faith after consultation with outside financial advisors and outside legal counsel that (x) such Parent Acquisition Proposal either constitutes a Parent Superior Proposal or could reasonably be expected to result in a Parent Superior Proposal and (y) the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Parent Board to the holders of Parent capital stock under applicable Law. Parent shall provide the Company with an accurate and complete copy of the Acceptable Parent Confidentiality Agreement entered into as contemplated by this Section 5.3(b) promptly (and in any event within 24 hours) after the execution thereof.
(c) Notice. Parent shall promptly (and, in any event, within 24 hours) notify the Company (orally and in writing) if (i) any written or other inquiries, proposals or offers with respect to a Parent Acquisition Proposal or any inquiries, proposals, offers or requests for information relating to or that could reasonably be expected to lead to a Parent Acquisition Proposal are received by Parent or any of its Representatives, (ii) any Person requests non-public information from Parent or any of its Representatives in connection with any Parent Acquisition Proposal (provided that Parent shall only be required to provide notice once per Person under this clause (ii)) or (iii) any discussions or negotiations with respect to or that could reasonably be expected to lead to a Parent Acquisition Proposal are sought to be initiated with Parent, indicating, in connection with such notice, the name of such Person and the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements and other material written communications or, if oral, a summary of the material terms and conditions of such proposal or offer), and thereafter shall keep the Company reasonably informed, on a current basis (and in any event within 24 hours), of any material developments with respect to any such proposals or offers (including any amendments thereto), including by promptly providing copies of any additional requests, proposals or offers, including any drafts of proposed agreements and any amendments thereto and other information set forth above and copies of any written materials provided to such Person by Parent or any of its Representatives. Parent agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date of this Agreement which prohibits Parent from providing any information to the Company in accordance with this Section 5.3 or otherwise prohibits Parent from complying with its obligations under this Section 5.3. Parent further agrees that it will not provide information to any Person pursuant to any confidentiality agreement entered into prior to the date of this Agreement unless such Person agrees prior to receipt of such information to waive any provision that would prohibit Parent from providing any information to the Company in accordance with this Section 5.3 or otherwise prohibit Parent from complying with its obligations under this Section 5.3.
(d) Definitions. For purposes of this Agreement:
“Parent Acquisition Proposal” means any transaction or series of related transactions (other than the Contemplated Transactions) involving: (i) any acquisition or purchase from Parent by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than a 15% interest in the total outstanding securities (or instruments convertible into or exercisable or exchangeable for 15% or more of such securities) of Parent, including pursuant to a stock purchase, merger, consolidation, tender offer, share exchange or other transaction involving Parent or any of its Subsidiaries; (ii) any tender offer (including self-tender) or exchange offer that if consummated would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning 15% or more of the total outstanding securities (or instruments convertible into or exercisable or exchangeable for 15% or more of such securities) of Parent; (iii) any merger, consolidation, business combination, share exchange, issuance of securities, acquisition of securities, reorganization, recapitalization or other similar transaction involving Parent, pursuant to which the stockholders of Parent immediately preceding such transaction hold less than 85% of the equity interests in the surviving or resulting entity of such transaction or any parent entity thereof; (iv) any sale, lease, exchange, transfer or disposition (in each case, other than in the ordinary course of business) of more than 15% of the assets of Parent and its Subsidiaries (taken as a whole) (measured by the fair market value thereof); or (v) any combination of the foregoing.
“Parent Intervening Event” means any Effect that is material to Parent and its Subsidiaries taken as a whole, occurring or arising after the date of this Agreement that (i) was not known to, or reasonably foreseeable by, the Parent Board (or if known, the magnitude or effect of which was not known to, or reasonably foreseeable) prior to the execution of this Agreement, which Effect (or the magnitude or effect thereof) becomes known to, or reasonably foreseeable by, the Parent Board prior to the receipt of the Parent Stockholder Approval and (ii) does not relate to (A) a Parent Acquisition Proposal or (B) (1) any changes in the market price or trading volume of Parent, (2) the mere fact the Company or Parent meets or exceeds any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Parent Common Stock or the credit rating of Parent (it being understood that, with respect to clause (2), the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining a Parent Intervening Event), (3) any events or developments relating to the Company or any of its Affiliates, (4) any event or development generally affecting the industries in which Parent or the Company operate or in the economy generally or other general business, financial, market or political conditions, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, (5) any change in any applicable Law or other legal or regulatory conditions or changes in GAAP or other accounting standards, (6) any event or development to the extent directly resulting from the announcement or pendency of, or any actions required to be taken by Parent or the Company (or refrained to be taken by Parent or the Company) pursuant to the Agreement or the consummation of the Contemplated Transactions, including expiration or termination of waiting periods or the receipt of approvals, consents or clearances applicable to the Merger under the Antitrust Laws, (7) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events or (8) any Legal Proceedings made or brought by any of the current or former stockholders of Parent or the Company (on their own behalf or on behalf of Parent or the Company) against Parent or the Company, including Legal Proceedings arising out of the Contemplated Transactions.

“Parent Superior Proposal” means any bona fide, written Parent Acquisition Proposal on terms which the Parent Board determines in its good faith judgment, after consultation with outside financial advisors and outside legal counsel, would reasonably be expected to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to Parent’s stockholders from a financial point of view than the Merger (after taking into account any revisions to the terms of the Contemplated Transactions pursuant to Section 5.3(f) of this Agreement and the time likely to be required to consummate such Parent Acquisition Proposal); provided that for purposes of the definition of “Parent Superior Proposal”, the references to “15%” in the definition of Parent Acquisition Proposal shall be deemed to be references to “50%”.
(e) No Parent Change in Recommendation or Parent Alternative Acquisition Agreement. Except as provided in Section 5.3(f), the Parent Board and each committee of the Parent Board shall not (and the Special Committee shall not recommend that the Parent Board) (i)(A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to the Company, the Parent Board Recommendation or (B) approve, recommend or otherwise declare advisable (or publicly propose or resolve to approve, recommend or otherwise declare advisable) any Parent Acquisition Proposal or make or authorize the making of any public statement (oral or written), (C) remove the Parent Board Recommendation from or fail to include the Parent Board Recommendation in the Proxy Statement/Prospectus (any such action referred to in this clause (i), a “Parent Change in Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, term sheet, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, lease agreement or other similar agreement (other than an Acceptable Parent Confidentiality Agreement entered into in compliance with Section 5.3(b)) relating to or that could reasonably be expected to lead to any Parent Acquisition Proposal or any agreement requiring Parent (or that would require or could reasonably be expected to require Parent) to abandon, terminate, delay or fail to consummate the Merger or any other transaction contemplated by this Agreement or that would otherwise materially impede, interfere with or be inconsistent with, the Contemplated Transactions (a “Parent Alternative Acquisition Agreement”).
(f) Parent Change in Recommendation Due to Superior Proposal. Notwithstanding anything to the contrary set forth in Section 5.3(e), following receipt of a bona fide written Parent Acquisition Proposal by Parent after the date of this Agreement that did not result from a breach of this Section 5.3 and with respect to which Parent has received a written, definitive form of a Parent Alternative Acquisition Agreement that has not been withdrawn, and the Parent Board determining in good faith, after consultation with outside financial advisors and outside legal counsel, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal, the Parent Board may, at any time prior to the time the Parent Stockholder Approval is obtained, make a Parent Change in Recommendation, if all of the following conditions are met:
(i) Parent shall have complied in all material respects with the provisions of this Section 5.3 with respect to such Parent Acquisition Proposal and shall have (A) provided to the Company four Business Days’ prior written notice, which shall state expressly (1) that it has received a written Parent Acquisition Proposal that constitutes a Parent Superior Proposal, (2) the material terms and conditions of the Parent Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Parent Acquisition Proposal), including an unredacted copy of the Parent Alternative Acquisition Agreement and all other written documents and a summary of the material terms of oral communications related to the Parent Superior Proposal (it being understood and agreed that any material amendment to any Parent Acquisition Proposal (including the financial terms or any other material term or condition of such Parent Acquisition Proposal) shall require a new notice to the Company and an additional two Business Day notice period) and (3) that, subject to clause (ii) below, the Parent Board has determined to effect a Parent Change in Recommendation, and (B) prior to making such a Parent Change in Recommendation, (x) engaged, and used its reasonable best efforts to cause its Representatives to engage, in good faith negotiations with the Company (to the extent the Company wishes to engage) during such four Business Day period to consider adjustments to the terms and conditions of this Agreement or other proposals that may be proposed in writing by the Company during such notice period such that the Parent Acquisition Proposal ceases to constitute a Parent Superior Proposal, and (y) in determining whether to make a Parent Change in Recommendation, the Parent Board shall take into account any changes to the terms of this Agreement, and any other proposals, proposed in writing by the Company; and
(ii) the Parent Board shall have determined, in good faith, after consultation with outside financial advisors and outside legal counsel, that, in light of such Parent Acquisition Proposal and taking into account any revised terms proposed in writing by the Company and the results of negotiations with Parent pursuant to clause (i) above, such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal and, after consultation with outside legal counsel, that the failure to make such Parent Change in Recommendation would reasonably be expected to be inconsistent with the fiduciary duties of the Parent Board to the holders of Parent capital stock under applicable Law.
(g) Parent Change in Recommendation Due to Parent Intervening Event. Notwithstanding anything to the contrary set forth in Section 5.3(e), upon the occurrence of any Parent Intervening Event, the Parent Board may, at any time prior to the time the Parent Stockholder Approval is obtained, make a Parent Change in Recommendation, if all of the following conditions are met:
(i) Parent shall have (A) provided to the Company four Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Parent Intervening Event and the rationale for the Parent Change in Recommendation (it being understood and agreed that any amendment to the facts and circumstances relating to the Parent Intervening Event shall require a new notice to the Company and an additional two Business Day notice period), and (2) state expressly that, subject to clause (ii) below, the Parent Board has determined to effect a Parent Change in Recommendation and (B) prior to making such a Parent Change in Recommendation, engaged in good faith negotiations with the Company (to the extent the Company wishes to engage) during such four Business Day period to consider adjustments to the terms and conditions of this Agreement or other proposals that may be proposed in writing by the Company during such notice period in such a manner that the failure of the Parent Board to make a Parent Change in Recommendation in response to the Parent Intervening Event in accordance with clause (ii) below would no longer be inconsistent with the fiduciary duties of the Parent Board to the holders of Parent capital stock under applicable Law; and
(ii) the Parent Board shall have determined in good faith, after consultation with outside financial advisors and outside legal counsel, that in light of such Parent Intervening Event and taking into account any revised terms proposed in writing by the Company and the results of negotiations with the Company pursuant to clause (i) above, the failure to make a Parent Change in Recommendation, would be inconsistent with the fiduciary duties of Parent Board to the holders of Parent’s capital stock under applicable Law.
(iii) Parent’s obligation to call, give notice of and hold the Parent Stockholder Meeting in accordance with Section 5.5(b) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Parent Superior Proposal or Parent Acquisition Proposal or by any Parent Change in Recommendation.
(h) Certain Permitted Disclosure. Nothing contained in this Section 5.3 shall be deemed to prohibit Parent from complying with its disclosure obligations under applicable U.S. federal or state Law (as determined in good faith by Parent) with regard to a Parent Acquisition Proposal; provided that any “stop look and listen” communication to its stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall include an affirmative statement to the effect that the recommendation of the Parent Board is affirmed or remains unchanged; provided, further, that this Section 5.3(h) shall not be deemed to permit the Parent Board to effect a Parent Change in Recommendation except in accordance with Sections 5.3(f) or 5.3(g). Parent shall not submit to the vote of its stockholders any Parent Acquisition Proposal or Parent Superior Proposal prior to the valid termination of this Agreement.
(i) Parent agrees that in the event that Parent or any Representative of Parent takes any action which, if taken by Parent, would constitute a breach of this Section 5.3, Parent shall be deemed to be in breach of this Section 5.3.
5.4 Information Supplied.
(a) Parent shall prepare and cause to be filed with the SEC a proxy statement (as amended or supplemented from time to time, the “Proxy Statement/Prospectus”) with respect to the Parent Stockholders Meeting. As promptly as practicable (and in any event within 60 days) following the date of this Agreement, Parent shall prepare and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Registration Statement”), in which the Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued in the Merger (it being understood that Parent shall use its reasonable best efforts to prepare and file the Registration Statement with the SEC within 45 days of the date of this Agreement). Parent shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger and the other Contemplated Transactions. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the issuance of shares of Parent Common Stock in the Merger. Each of the Company and Parent shall furnish or cause to be furnished all information about the such Party and its officers, directors and shareholders requested by the other Party that is required to be disclosed in the Proxy Statement/Prospectus or the Registration Statement, including without limitation all requisite information about each individual designated by the Parent pursuant to Section 5.14 to be appointed to the board of directors of Parent upon the Closing. Parent shall use reasonable best efforts to cause the Proxy Statement/Prospectus to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.
(b) No filing of, or amendment or supplement to, the Registration Statement or the Proxy Statement/Prospectus will be made by Parent without providing the Company a reasonable opportunity to review and comment thereon (other than any filing, amendment or supplement in connection with a Parent Change in Recommendation or a Parent Alternative Acquisition Agreement), and Parent shall consider in good faith and reflect all comments reasonably proposed by the Company. Parent shall promptly provide the Company with copies of all such filings, amendments or supplements to the extent not publicly available. Each of the Company and Parent shall furnish all information concerning such Person and its Affiliates to the other and provide such other assistance as may be reasonably requested by such other Party to be included therein and shall otherwise reasonably assist and cooperate with the other in the preparation of the Registration Statement or Proxy Statement/Prospectus, as applicable, and the resolution of any comments to either received from the SEC. If at any time prior to the receipt of the Parent Stockholder Approval, any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which is required to be set forth in an amendment or supplement to either the Registration Statement or the Proxy Statement/Prospectus, so that either such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of Parent. The Parties shall notify each other promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Registration Statement or the Proxy Statement/Prospectus, or for additional information, and shall supply each other with copies of (i) all correspondence between it or any of its Representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Registration Statement, Proxy Statement/Prospectus or the Merger and (ii) all orders of the SEC relating to the Registration Statement. No response to any comments from the SEC or the staff of the SEC relating to the Proxy Statement/Prospectus will be made by Parent without providing the

Company a reasonable opportunity to review and comment thereon unless pursuant to a telephone call initiated by the SEC, and Parent shall consider in good faith and reflect all comments reasonably proposed by the Company. Parent will cause the Registration Statement and Proxy Statement/Prospectus to comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.
(c) Prior to the Effective Time, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (A) cooperate in connection with Parent’s compliance with its obligations under the Exchange Act and the Securities Act and the rules and regulations promulgated thereunder as may be reasonably requested by Parent, including with respect to preparation of the Proxy Statement/Prospectus and the Registration Statement, (B) provide on a timely basis all audited and unaudited consolidated financial statements of the Company and its Subsidiaries required by applicable Law to be included in any filing with the SEC of Parent or any of its affiliates, including the Proxy Statement/Prospectus, the Registration Statement and any Form 8-K related to the transactions contemplated by this Agreement, (C) provide such financial records and information regarding the Company and its Subsidiaries as may be reasonably necessary for Parent to prepare any pro forma financial statements required by applicable Law to be included in any statements, forms, schedules, reports or other documents filed or furnished by Parent or its affiliates with the SEC, including the Proxy Statement/Prospectus, the Registration Statement and any Form 8-K relating to the transactions contemplated by this Agreement and (D) in connection with the provision of audited and unaudited consolidated financial statements of the Company and its Subsidiaries to be included in the Proxy Statement/Prospectus and the Registration Statement, provide a customary “management’s discussion and analysis of financial condition and results of operations” for each period included in such audited and unaudited consolidated financial statements; provided that, upon delivery of any financial statements pursuant to (B) and (C) above, such financial statements shall be deemed Company Financial Statements, as applicable, for purposes of this Agreement and the representations and warranties set forth in Section 3.6 shall be deemed to apply to such financial statements with the same force and effect as if made as of the date of this Agreement.
(d) Notwithstanding anything to the contrary contained in this Section 5.4, Parent shall not be in breach of any of the foregoing provisions of this Section 5.4 to the extent the failure by the Company or any of its Subsidiaries to deliver any required information to Parent in connection with the Proxy Statement/Prospectus and Registration Statement (including the Company Financial Statements) resulted in the Parent’s failure to meet its obligations under the foregoing provisions of this Section 5.4.
(e) During the period from the date of this Agreement to the earlier of the Effective Time and the time, if any, at which this Agreement is terminated pursuant to Article VII, the Company shall request its auditors to (i) cooperate with respect to any filing with the SEC of Parent or any of its affiliates, including the Proxy Statement/Prospectus, the Registration Statement and any Form 8-K relating to the transactions contemplated by this Agreement, including in connection with the preparation of any required pro forma financial statements or the delivery of any auditor consents and (ii) provide access to the Parent and its Representatives to the work papers of the Company’s auditors.
5.5 Stockholder Approvals.
(a) Company Stockholder Written Consent.
(i) Immediately after the execution of this Agreement, the Company shall solicit, and take all action necessary to obtain, in accordance with this Agreement, the DGCL, the Organizational Documents of the Company and the Investor Agreements, the Company Stockholder Written Consent from the Consenting Company Stockholders constituting the Company Stockholder Approval. Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement and the Contemplated Transactions. Upon obtaining the Company Stockholder Approval, the Company shall promptly deliver copies of the executed Company Stockholder Written Consent to Parent.
(ii) All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.5(a) shall be subject to Parent’s advance review and reasonable approval. The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives with all true, correct and complete information regarding such Party or its Subsidiaries that is required by applicable Law to be included in any information statement or other materials distributed to the Company’s stockholders in connection with the Contemplated Transactions or reasonably requested by the other Party to be included therein.
(iii) Promptly following receipt of the Company Stockholder Approval, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent substantially concurrently with the execution and delivery of this Agreement. The Stockholder Notice shall (A) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and authorized, approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (B) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the Organizational Documents of the Company, and (C) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law. All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.5(a)(iii) shall be subject to Parent’s advance review and reasonable approval.

(b) Parent Stockholders Meeting.
(i) Parent will, as promptly as practicable in accordance with applicable Law and its certificate of incorporation and bylaws, establish a record date for, duly call and give notice of, and use its reasonable best efforts to convene a meeting of holders of Parent Common Stock to consider and vote upon the Parent Share Issuance, the Parent Charter Amendment, the Parent Reverse Stock Split, and any Parent Legacy Transaction that requires the approval of the Parent Stockholders, which meeting shall in any event take place within 45 days after the declaration of the effectiveness of the Registration Statement (the “Parent Stockholders Meeting”). Parent shall use its reasonable best efforts to hold the Parent Stockholders Meeting as soon as practicable after the date on which the Registration Statement becomes effective. Subject to the provisions of Section 5.3, the Parent Board shall (and the Special Committee shall, if applicable, recommend that the Parent Board) include the Parent Board Recommendation in the Proxy Statement/Prospectus and recommend at the Parent Stockholders Meeting that the holders of capital stock of Parent approve the Parent Share Issuance, the Parent Charter Amendment and the Parent Reverse Stock Split, and shall use its reasonable best efforts to obtain and solicit such approval. Notwithstanding the foregoing, (A) if on or before the date on which the Parent Stockholders Meeting is scheduled, Parent reasonably believes that (1) it will not receive proxies representing the Parent Stockholder Approval, whether or not a quorum is present or (2) it will not have enough shares of Parent Common Stock represented to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting, Parent may (and, if requested by the Company, Parent shall) postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders Meeting and (B) Parent may postpone or adjourn the Parent Stockholders Meeting to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosure that Parent has determined, after consultation with outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by stockholders of Parent prior to the Parent Stockholders Meeting, as long as the date of the Parent Stockholders Meeting is not postponed or adjourned more than an aggregate of 30 days in connection with all such postponements or adjournments pursuant to either or both of the preceding clauses (A) and (B).
(ii) Notwithstanding any Parent Change in Recommendation, Parent shall comply with its obligations under Section 5.5(b)(i) unless this Agreement is terminated in accordance with Article VII prior to the Parent Stockholders Meeting. Without the prior written consent of the Company, the Parent Share Issuance, the Parent Charter Amendment and the Parent Reverse Stock Split shall be the only matters (other than matters of procedure and matters required by Law to be voted on by Parent’s stockholders in connection with the Contemplated Transactions) that Parent shall propose to be acted on by the stockholders of Parent at the Parent Stockholders Meeting.
5.6 Regulatory Approvals; Reasonable Best Efforts.
(a) Subject to the terms and conditions of this Agreement, each Party shall, and shall cause each of its Subsidiaries and Affiliates to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws in connection with the Merger or any of the Contemplated Transactions. Notwithstanding anything in this Agreement to the contrary, Parent and the Company each agree to, and the Company shall cause each Additional Filing Party to, use reasonable best efforts to (i) prepare and file, as promptly as practicable, but in any event no later than 15 Business Days after the date of this Agreement as it relates to the HSR Act, any and all documentation to effect all necessary filings required by applicable Antitrust Laws with respect to the Merger, (ii) deliver as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested by any Governmental Entities in connection with the Merger, and (iii) obtain, as promptly as practicable, all Consents required to be obtained from any Governmental Entity that are necessary, proper or advisable to consummate the Merger, including by advocating for antitrust clearance.
(b) To the extent permitted by applicable Law, each of the Company and Parent shall promptly advise the other Party of any material communication between it or its Affiliates and any Governmental Entity (and if in writing, furnish the other party with a copy of such communication) regarding the Merger contemplated by this Agreement or otherwise materially affecting its ability to timely consummate the Merger contemplated by this Agreement pursuant to the terms hereof. In furtherance and not in limitation of Section 5.6(a), Parent and the Company shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other in advance (to the extent legally permissible), any analyses, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws. Without limiting the foregoing, the Parties hereto agree to (i) promptly notify each other of all meetings or substantive communications with any Governmental Entity relating to any Antitrust Laws, and give each other an opportunity to participate in each of such meetings, (ii) promptly notify each other of all substantive oral and written communications with any Governmental Entity relating to any Antitrust Laws, (iii) provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions and proposals) with a Governmental Entity regarding any Antitrust Laws and (iv) provide each other with copies of all written communications from any Governmental Entity relating to any Antitrust Laws. Any such disclosures or provision of competitively sensitive materials provided under this Section 5.6(b) may be provided on an outside counsel only basis if deemed advisable by the Parties.
(c) Notwithstanding anything in this Agreement to the contrary, each Party shall, and shall cause each of its subsidiaries and Affiliates to, take reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with the Antitrust Laws to expeditiously close the Merger or the other transactions contemplated by this Agreement (and in any event by or before the Termination Date); provided that, notwithstanding anything to the contrary contained in this Agreement, neither Party shall be required to take, or agree or commit to take (and without the consent of the other Party, shall not be permitted to take, or agree or commit to take), any actions that would reasonably be expected to have, individually or in the aggregate, a material and adverse effect on Parent and its Subsidiaries (including the Company after giving effect to the Closing), taken as a whole, following the Closing; provided, further, that no Party shall take or agree to take or commit to take any such action unless such action is conditioned upon the Closing.

(d) Each Party shall bear its own expenses and costs incurred by such Party in connection with any filings and submissions pursuant to Antitrust Laws.
(e) Prior to the Effective Time, each Party shall use reasonable best efforts to obtain any consents, approvals or waivers of third parties requested by the other Party hereto with respect to any Contracts to which it is a party as may be necessary for the consummation of the Contemplated Transactions or required by the terms of any Contract as a result of the execution, performance or consummation of the Merger or the other transactions contemplated by this Agreement.
(f) The Company, Parent and Merger Sub shall not, and shall cause their respective Subsidiaries and Affiliates not to, acquire or agree to acquire any rights, interests, assets, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise) or take any other actions, if such acquisition or action would reasonably be expected to (i) prevent, materially delay, or adversely affect in any material respect the ability of Parent and its Affiliates or the Company to consummate the Merger or any of the Contemplated Transactions, or (ii) cause Parent, Merger Sub or the Company to be required to obtain any clearances, consents, approvals, waivers, waiting period expirations or terminations, non-actions or other authorizations under any Laws with respect to the Merger or the other transactions contemplated by this Agreement.
5.7 Access; Consultation. Upon reasonable notice, and except as may otherwise be required by applicable Law, each of the Company and Parent shall, and shall cause each of its Subsidiaries and their respective Representatives to, afford the other Party’s Representatives reasonable access (at the requesting Party’s cost) under the supervision of appropriate personnel of the other Party, during normal business hours during the period prior to the Effective Time, to the other Party’s, and each of its Subsidiaries’ employees, properties, assets, books, records and contracts and, during such period, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, furnish promptly to the other all information concerning its or any of its Subsidiaries’ capital stock, business and personnel as may reasonably be requested by the other, as and when reasonably requested by the requesting Party; provided that no investigation pursuant to this Section 5.7 shall affect or be deemed to modify any representation or warranty made by the Company or Parent; provided, further that the foregoing shall require neither the Company nor Parent to permit any invasive sampling or testing or to disclose any information pursuant to this Section 5.7 to the extent that (i) in the reasonable good faith judgment of such Party, any applicable Law requires such Party or its Subsidiaries to restrict or prohibit access to any such properties or information, (ii) in the reasonable good faith judgment of such Party, the information is subject to confidentiality obligations to a third party, (iii) disclosure of any such information or document would result in the loss of attorney-client privilege or (iv) information is not reasonably available or accessible to such Party; provided, further that with respect to clauses (i) through (iii) of this Section 5.7, Parent or the Company, as applicable, shall use its reasonable best efforts to (x) obtain the required consent of any such third party to provide such inspection or disclosure, (y) develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company and (z) in the case of clauses (i) and (iii), implement appropriate and mutually agreeable measures to permit the disclosure of such information in a manner to remove the basis for the objection, including by arrangement of appropriate clean room procedures, redaction or entry into a customary joint defense agreement with respect to any information to be so provided, if the Parties determine that doing so would reasonably permit the disclosure of such information without violating applicable Law or jeopardizing such privilege. Any investigation pursuant to this Section 5.7 shall be conducted in such a manner as not to interfere unreasonably with the conduct of the business of the other Party. All requests for information made pursuant to this Section 5.7 shall be directed in writing to an executive officer of the Company or Parent, as applicable, or such Person as may be designated by any such executive officer. Each Party shall take reasonable steps to ensure that any information it obtains regarding the other Party pursuant to this Section 5.7 shall be used solely in connection with, and in furtherance of effecting, the Contemplated Transactions.
5.8 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time. The Company will cooperate with Parent as reasonably requested by Parent with respect to any Nasdaq listing application filed by Parent and promptly furnish to Parent all information concerning the Company and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.8.
5.9 Publicity. The initial press release with respect to the Merger and the other Contemplated Transactions shall be a joint press release approved by both Parties and thereafter the Company and Parent shall consult with each other prior to issuing or making, and provide each other the reasonable opportunity to review and comment on, any press releases or other public announcements with respect to the Contemplated Transactions and any filings with any Governmental Entity (including any national securities exchange) with respect thereto, except (a) as may be required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange, (b) any press release or public statement that consists solely of information previously disclosed in all material respects in prior press releases issued or public statements made by a Party in compliance with this Section 5.9, (c) any internal announcements to employees regarding the Merger so long as such statements consist solely of information previously disclosed in all material respects in previous press releases issued or public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party) or (d) with respect to any Company Change in Recommendation or Parent Change in Recommendation, or with respect to any Company Superior Proposal or Parent Superior Proposal or Parent’s or the Company’s response thereto. Notwithstanding the foregoing, Parent shall provide the Company with a reasonable opportunity to review and comment on any broad-based employee communications by Parent to employees of the Company or its Subsidiaries regarding the Merger or the other Contemplated Transactions prior to distribution thereof.
5.10 Expenses. Except as otherwise provided in Section 7.5 and Section 7.6, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expense.

5.11 Indemnification; Directors’ and Officers’ Insurance.
(a) From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Company shall, jointly and severally, indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director or officer of Parent or the Company or any of their respective Subsidiaries (each, an “Indemnified Person”) against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of Parent or the Company or any of their respective Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law (including the DGCL). Each Indemnified Person will be entitled to advancement of expenses (including attorneys’ fees) incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Company, jointly and severally, upon receipt by Parent or the Surviving Company from the Indemnified Person of a request therefor; provided that any person to whom expenses are advanced provides an undertaking, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification. From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, the Company Certificate of Incorporation and the Surviving Company Bylaws shall contain provisions no less favorable than the provisions relating to indemnification, advancement of expenses and elimination of liability for monetary damages set forth in the Organizational Documents of the Company and Parent immediately prior to the Effective Time, and such provisions shall not be amended, repealed, abrogated or otherwise modified in any manner that would adversely affect any Indemnified Person.
(b) Prior to the Effective Time, Parent shall purchase a six-year prepaid “tail policy” (the “D&O Tail Policy”) for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided Parent’s existing policies as of the date of this Agreement with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of Parent by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the Contemplated Transactions).
(c) In the event Parent or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) transfers all or substantially all of its properties and assets to any Person or (iii) engages in any similar transaction, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 5.11. Parent shall cause the Surviving Company to perform all of the obligations of the Surviving Company under this Section 5.11.
(d) The provisions of this Section 5.11 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the Indemnified Persons, their heirs and their representatives. The obligations set forth in this Section 5.11 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person, or any person who is a beneficiary under the policies referred to in this Section 5.11 and their heirs and representatives, without the prior written consent of such affected Indemnified Person or other person. Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in successfully enforcing the rights provided in this Section 5.11.
(e) Notwithstanding anything herein to the contrary, if any claim (whether arising before, at or after the Effective Time) is made against any of the Indemnified Persons on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.11 shall continue in effect until the final disposition of such claim.
5.12 Takeover Statute. The Company and the Company Board and Parent and the Parent Board shall use their respective reasonable best efforts to (a) take all action reasonably appropriate to ensure that no state takeover statute or similar statute or regulation is or becomes applicable to this Agreement or the Contemplated Transactions and (b) if any state takeover statute or similar statute or regulation becomes applicable to this Agreement or the Contemplated Transactions, take all action reasonably appropriate to ensure that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such statute or regulation on the Contemplated Transactions.
5.13 Control of Company’s or Parent’s Operations. Nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, rights to control or direct the operations of the other prior to the Effective Time. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its operations.
5.14 Directors and Officers.
(a) The Parties shall use reasonable best efforts and take all necessary action so that immediately after the Effective Time, (i) the Parent Board is comprised of at least nine members, with between seven and ten such members designated by the Company in its discretion, two such members designated by Parent, subject to the reasonable approval of the Company (the “Legacy Parent Directors”) (with the Person listed as chair of the Parent Board in Exhibit G designated by the Company as the chair of the Parent Board), with each such designee set forth in Exhibit G as added or modified from time to time in accordance with this Section 5.14(a), (ii) the Persons listed in Exhibit G under the heading “Officers” are elected or appointed, as applicable, to the positions of officers of Parent, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law and (iii) the board of directors and officers of the Surviving Company are as set forth in Exhibit G. If any Person listed in Exhibit G is unable or unwilling to serve as an officer of Parent, as set forth therein, as of the Effective Time, the Parties shall mutually agree upon a successor. The Persons listed in Exhibit G under the heading “Board Designees – Company” shall be the Company’s designees pursuant to clause (i) of this Section 5.14(a) (which list may be changed by the Company at any time prior to the Closing by written notice to Parent to include different board designees). Each Person listed in Exhibit G under the heading “Committee Members” shall be a member of the committee of the Parent Board set forth opposite such Person’s name, in each case effective as of immediately after the Effective Time (which list may be added or changed by the Company at any time prior to the Closing by written notice to Parent to include different Committee Members). Prior to the Closing, the Company may, in its discretion, determine that the Parent Board will be a classified board following the Closing and designate a class to each designee set forth in Exhibit G.
(b) The Company Board and the Parent Board (or, in each case, a duly authorized committee thereof) shall, prior to the Effective Time, take all such actions within its control as may be necessary or appropriate to cause the Contemplated Transactions and any other dispositions of equity securities of the Company and acquisitions of equity securities of Parent (including derivative securities) in connection with the Contemplated Transactions by each individual who is a director or executive officer of the Company or is or may become a director or executive officer of Parent in connection with the Contemplated Transactions to be exempt under Rule 16b-3 promulgated under the Exchange Act.
(c) On the Closing Date, Parent shall enter into customary indemnification agreements reasonably satisfactory to the Company with each individual to be appointed to, or serving on, the board of directors of Parent upon the Closing, which indemnification agreements shall continue to be effective following the Closing.
5.15 Lock-Up Agreements. Parent and the Company shall use reasonable best efforts to cause each individual who will serve as a director or executive officer of Parent following the Closing to execute and deliver a Company Lock-Up Agreement or Parent Lock-Up Agreement, as applicable, and such other stockholders of the Parties as may be otherwise agreed by the Parties to execute and deliver a Company Lock-Up Agreement or Parent Lock-Up Agreement, as applicable, in each case no later than the Closing. Pursuant to each Lock-Up Agreement, the signatory shall agree not to sell, transfer, pledge, hypothecate or otherwise dispose of any shares of Parent Common Stock held by such signatory for a period of 180 days following the Closing, subject to customary exceptions.
5.16 Approval by Sole Stockholder of Merger Sub. Immediately (and in any event within 24 hours) following the execution and delivery of this Agreement by the Parties, Parent, as sole stockholder of Merger Sub, shall adopt this Agreement and approve the Merger, in accordance with Delaware Law, by written consent.
5.17 Stockholder Litigation. Each Party shall notify the other Party, in writing and promptly after acquiring knowledge thereof, of any Legal Proceedings related to this Agreement, the Merger or the other Contemplated Transactions that is brought against or, to the Knowledge of the Company or Parent, threatened against, either Party, either Party’s Subsidiaries and/or any of their respective directors or officers (collectively, “Transaction Litigation”) and shall keep the other Party informed on a reasonably current basis with respect to the status thereof. Each Party shall control any Transaction Litigation brought against such Party or such Party’s Subsidiaries and/or any of their respective directors or officers. Each Party shall provide the other Party (a) the opportunity to participate in the defense of any such Transaction Litigation and (b) the right to review and comment in advance on all material filings or responses to be made by the Parties in connection with any such Transaction Litigation (and the Parties shall in good faith take such comments and other advice into consideration). The Parties agree to cooperate in the defense and settlement of any such Transaction Litigation, and neither Party shall settle any such Transaction Litigation without the prior written consent of the other Party (not to be unreasonably withheld, conditioned or delayed), except that such other Party will not be obligated to consent to any settlement that does not include a full release of the said Party and such Party’s Affiliates or that imposes an injunction or other equitable relief upon the said Party or any of its Affiliates. Without limiting in any way the Parties’ obligations under Section 5.6, each of the Company and Parent shall, and shall cause their respective Subsidiaries to, cooperate in the defense or settlement of any Transaction Litigation contemplated by this Section 5.17. For purposes of this Section 5.17, with respect to a Party not controlling a Transaction Litigation, “participate” means that such Party will be kept reasonably apprised by the Party controlling such Transaction Litigation of proposed strategy and other significant decisions with respect to such Transaction Litigation (to the extent that the attorney-client privilege between such controlling Party and its counsel is not undermined or otherwise adversely affected), and such non-controlling Party may offer comments or suggestions with respect to such Transaction Litigation but will not be afforded any decision-making power or other authority over such Transaction Litigation except for the settlement or compromise consent set forth above.
5.18 Tax Treatment.
(a) Each of Parent and Merger Sub shall use its respective reasonable best efforts to, and cause each of their respective Subsidiaries to, cause the Merger to qualify for the Intended Tax Treatment. Neither Parent nor Merger Sub shall take any action (or fail to take any action, including failing to use its reasonable best efforts to proscribe any of its respective Subsidiaries from taking any action) that could reasonably be expected to prevent or impede such qualification.
(b) The Company shall use its reasonable best efforts to, and cause its Subsidiaries to, cause the Merger to qualify for the Intended Tax Treatment. The Company shall not take any action (or fail to take any action, including failing to use its reasonable best efforts to proscribe any of its Subsidiaries from taking any action) that could reasonably be expected to prevent or impede such qualification.
(c) Unless otherwise required pursuant to a final “determination” within the meaning of Section 1313(a) of the Code or any analogous provision of applicable state, local or foreign Law, (i) each of the Parties shall report the Merger for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code in all Tax Returns, and (ii) none of the Parties shall take any Tax reporting position inconsistent with the characterization of the Contemplated Transactions as a “reorganization” under Section 368(a) of the Code. The Parties to this Agreement adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a), to

which Parent, Merger Sub and the Company are parties under Section 368(b) of the Code. In the event that the Merger would be reasonably likely to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, each of the Parties agrees to use reasonable best efforts to adopt an alternative structure, including a “two-step merger” described in Revenue Ruling 2001-46, if applicable, that would permit the Contemplated Transactions to qualify for tax-deferred treatment under the Code.
(d) If, in connection with the preparation and filing of the Proxy Statement/Prospectus, the Registration Statement or any other filing required by applicable Law or the SEC’s review thereof, the SEC requests or requires that a tax opinion with respect to the U.S. federal income tax consequences of the Merger and the Intended Tax Treatment be prepared and submitted (a “Tax Opinion”), (i) Parent and the Company shall each use their respective reasonable best efforts to deliver to Fenwick & West LLP, counsel to the Company, and to Freshfields US LLP, counsel to Parent, customary Tax representation letters satisfactory to each such counsel, dated and executed as of such date(s) as determined to be reasonably necessary by each such counsel in connection with the preparation and filing of such Registration Statement or any other filing required by applicable Law, (ii) the Company shall use its reasonable best efforts to cause Fenwick & West LLP to furnish a Tax Opinion addressed to the Company, subject to customary assumptions and limitations, satisfactory to the SEC and (iii) Parent shall use its reasonable best efforts to cause Freshfields US LLP to furnish a Tax Opinion addressed to Parent, subject to customary assumptions and limitations, satisfactory to the SEC.
(e) Notwithstanding anything to the contrary contained herein, Parent and the Company each shall pay 50% of all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Merger, and the portion paid for by Parent will be treated as a Transaction Expense of Parent hereunder. The party responsible under applicable Law shall file any necessary Tax Returns with respect to all such Taxes, and, if required by applicable Law, each of Parent, the Company and their respective Affiliates shall join in the execution of any such Tax Returns.
5.19 Parent Resignations. Parent shall obtain and deliver to the Company at or prior to the Effective Time (or, at the option of the Company, at a later date) the resignation of each officer and director of Parent and each of its Subsidiaries, effective as of the Effective Time (it being understood that such resignation shall not constitute a voluntary termination of employment under any employment agreement or Parent Benefit Plan applicable to such individual’s status as an officer or director of Parent or a Subsidiary thereof).
5.20 Obligations of Merger Sub and Surviving Company. Parent will take all action necessary to cause each of Merger Sub and the Surviving Company to perform their respective obligations under this Agreement before and after the Effective Time.
5.21 Closing Dividend; CVR Agreement.
(a) Prior to the Effective Time, Parent may declare a dividend (the “Closing Dividend”) to its stockholders of record of one contingent value right (each, a “CVR”) for each outstanding share of Parent Common Stock held by such stockholder as of the close of business on the last Business Day prior to the day on which the Effective Time occurs (the “CVR Record Date”), each CVR representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, a Contingent Value Rights Agreement to be entered into by Parent and a rights agent (the “Rights Agent”) selected by Parent with the Company’s prior written approval (such approval not to be unreasonably withheld, delayed or conditioned) (the “CVR Agreement”), in substantially the form attached hereto as Exhibit H, with such customary or reasonable revisions to the CVR Agreement that are requested by the Rights Agent. The payment date for the Closing Dividend shall be three Business Days after the Effective Time; provided that the payment of such dividend shall be expressly conditioned upon the occurrence of the Effective Time, and if the Effective Time does not occur for any reason following the setting of the CVR Record Date, (i) the Closing Dividend shall be deemed not to have been declared, (ii) no CVRs shall be issued or distributed to any holder of Parent Common Stock, (iii) the CVR Agreement shall be of no force or effect and (iv) Parent shall have no obligation to any holder of Parent Common Stock with respect to any CVR or the Closing Dividend.
(b) In the event Parent declares the Closing Dividend, prior to the Effective Time, Parent shall authorize and duly adopt, execute and deliver the CVR Agreement, and shall instruct the Rights Agent selected by Parent pursuant to Section 5.21(a) to execute and deliver the CVR Agreement.
5.22 Parent Reverse Stock Split. Unless otherwise agreed by the Parties, Parent shall submit to Parent’s stockholders at the Parent Stockholders Meeting a proposal to approve and adopt an amendment to Parent’s certificate of incorporation to authorize the Parent Board to effect a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio mutually agreed to by the Company and Parent (the “Parent Reverse Stock Split”), and shall take such other actions as shall be reasonably necessary to effectuate the Parent Reverse Stock Split. The Parent Reverse Stock Split may take effect prior to the Effective Time to the extent Parent determines that would be necessary or advisable to comply with Nasdaq Rule 5110(a) or any other Nasdaq rule or regulation.
5.23 Wind-Down Activities and Legacy Transactions; Parent Employees.
(a) Parent shall use its commercially reasonable efforts to effect the sale, license, transfer, disposition, divestiture or other monetization transaction with respect to the Parent Legacy Business (each, a “Parent Legacy Transaction”); provided that (i) the prior written consent of the Company (not to be unreasonably withheld, conditioned or delayed) shall be required prior to Parent’s entry into any definitive agreement, or binding term sheet or letter of intent, relating to any Parent Legacy Transaction and (ii) Parent shall not be required to enter into any specific Parent Legacy Transaction. Parent shall keep the Company reasonably informed of the status of any Parent Legacy Transaction.
(b) Parent and the Company shall work together in good faith (and in consultation with one or more nationally recognized wind-down consultants) to reach agreement within 30 days of the date of this Agreement on a mutually acceptable written schedule (the “Wind-Down Schedule”) that sets forth the actions that would be required in order to wind down the Parent Legacy Business (the “Wind-Down Activities”) and

the costs to effect such Wind-Down Activities (the “Wind-Down Costs”) or a methodology to determine such costs, with the goals of (i) minimizing and eliminating remaining obligations and Liabilities of Parent while at the same time maximizing the amount of Parent Net Cash and (ii) preserving cash. Parent and the Company shall work together in good faith to ensure that the Wind-Down Schedule addresses, among other matters, current and non-current accrued liabilities, long-term contract obligations of Parent (including deferred revenue) and liabilities arising under service contracts in effect prior to the Closing (the “Specified Cash-Walk Items”).
(c) In lieu of pursuing a Parent Legacy Transaction with respect to all or any portion of the Parent Legacy Business, Parent may elect at any time to commence the Wind-Down Activities. In the event that Parent has not entered into a definitive agreement for the disposition of a particular portion of the Parent Legacy Business on or prior to the date that the Registration Statement is declared effective under the Securities Act, Parent shall be required to undertake, and to cause its Subsidiaries to undertake, the Wind-Down Activities, together with such modifications as may be mutually agreed by Parent and the Company, acting reasonably, with respect to such portion of the Parent Legacy Business.
(d) Parent agrees to take the actions set forth on Section 5.23(d) of the Parent Disclosure Schedule.
5.24 Termination of Company Investor Agreements. The Company shall cause any stockholder agreements, voting agreements, registration rights agreements, co-sale agreements and any other similar Contracts between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, registration rights or director designation rights, including the Contracts set forth on Schedule C except as noted in such schedule (collectively, the “Investor Agreements”), to be terminated immediately prior to the Effective Time, without any material liability being imposed on the part of Parent or the Surviving Company; provided that any liabilities remaining under any Investor Agreement shall not be included in the definition of Parent Net Cash or as a “Permitted Deduction” under the CVR Agreement; provided, further, that no action by the Company or any party to an Investor Agreement shall be required under this Section 5.24 for any Investor Agreements that automatically terminate at the Effective Time by operation of the express terms of such Investor Agreements.
5.25 Parent Equity Plans.
(a) Prior to the Effective Time, the Parent Board shall adopt the Post-Closing Equity Incentive Plan, subject to the Closing and effective as of the Effective Time, and shall include a proposal in the Proxy Statement/Prospectus for the stockholders of Parent to approve the Post-Closing Equity Incentive Plan. Subject to the approval of the Post-Closing Equity Incentive Plan by the stockholders of Parent prior to the Effective Time, Parent shall file with the SEC, promptly after the Effective Time and at the Company’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Post-Closing Equity Incentive Plan.
(b) Prior to the Effective Time, the Parent Board shall adopt the Post-Closing ESPP, subject to the Closing and effective as of the Effective Time, and shall include a proposal in the Proxy Statement/Prospectus for the stockholders of Parent to approve the Post-Closing ESPP. Subject to the approval of the Post-Closing ESPP by the stockholders of Parent prior to the Effective Time, Parent shall file with the SEC, promptly after the Effective Time and at the Company’s expense, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to the Post-Closing ESPP. For the avoidance of doubt, approval of the Post-Closing Equity Incentive Plan and Post-Closing ESPP by the stockholders of Parent shall not be a condition to Closing.
(c) At least 15 Business Days prior to the Effective Time, the Parent Board (or the Human Capital Committee of the Parent Board) shall terminate each then-current offering period under the Parent ESPP and shall refund all contributions made by participants in the Parent ESPP, in each case, in accordance with applicable Laws and the terms of the Parent ESPP. Following such termination, no new offering period will commence prior to the Effective Time. If requested by the Company in writing at least five Business Days prior to the Closing, the Parent Board shall also terminate the Parent ESPP, subject to the Closing and effective as of the Effective Time.
(d) Parent shall provide the Company with a copy of any resolutions, proposals, or other corporate actions (the form and substance of which shall be subject to reasonable review and approval by the Company; provided that such approval shall not be unreasonably withheld, conditioned or delayed) required by this Section 5.25.
5.26 Termination of the Parent’s 401(k) Plan. Unless otherwise directed by the Company in writing at least five Business Days before the Effective Time, Parent shall take all necessary actions to terminate each Parent Benefit Plan intended to be qualified under Section 401(a) of the Code (each, a “Parent 401(k) Plan”), with such termination effective as of no later than the date immediately preceding the Closing Date. Parent shall provide the Company with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to reasonable review and approval by the Company; provided that such approval shall not be unreasonably withheld, conditioned or delayed) evidencing that the Parent 401(k) Plans will be terminated effective as of no later than the date immediately preceding the Closing Date, contingent upon the Effective Time, and will adopt any necessary amendments to the Parent 401(k) Plans to effect such termination. Prior to and conditioned upon termination of the Parent 401(k) Plans or, with respect to any employees who are to be transferred pursuant to any Parent Legacy Transaction, the consummation of a Parent Legacy Transaction, Parent shall take any action necessary to fully vest any and all unvested amounts of the accounts of all participants in the Parent 401(k) Plans that are impacted by such termination or by a Parent Legacy Transaction, as applicable.
5.27 Company Preferred Stock. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall not, and shall not permit any of its Subsidiaries to, take, authorize, approve or permit any action that results in, or would reasonably be expected to result in, a material adjustment to the Conversion Price (as defined in the certificate of incorporation of the Company) or the conversion rate of any series of the Company Preferred Stock.

ARTICLE VI
CONDITIONS
6.1 Conditions to Each Party’s Obligation to Effect the Contemplated Transactions. The respective obligation of each Party to effect the Merger and the other Contemplated Transactions is subject to the satisfaction or waiver as of immediately prior to the Closing of each of the following conditions:
(a) Stockholder Approvals. (i) The Company Stockholder Approval shall have been obtained in accordance with applicable Law and the Company’s Organizational Documents and (ii) the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and Parent’s Organizational Documents.
(b) Legal Restraint. No applicable Law and no Judgment, preliminary, temporary or permanent, or other legal restraint and no binding order or determination by any Governmental Entity of competent jurisdiction (collectively, the “Legal Restraints”) shall be in effect that prevents, restrains, enjoins, makes illegal or otherwise prohibits the consummation of the Merger or any of the Contemplated Transactions.
(c) Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and remain in effect, and no Legal Proceedings for that purpose shall have been initiated or threatened in writing by the SEC, unless subsequently withdrawn.
(d) Nasdaq Listing. The existing shares of Parent Common Stock shall be listed on Nasdaq as of the Closing Date, and the shares of Parent Common Stock issuable in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.
(e) Competition Clearances. The waiting period (and any extension thereof) applicable to the Merger or any of the Contemplated Transactions under the HSR Act shall have expired or been terminated, and any consents, authorizations, clearances and approvals required to be obtained with respect to the Merger or any of the Contemplated Transactions under the foreign Antitrust Laws forth in Section 6.1(e) of the Company Disclosure Schedules shall have been obtained.
6.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other Contemplated Transactions are also subject to the satisfaction or waiver by Parent as of immediately prior to the Closing of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of the Company contained in this Agreement (except for the representations and warranties contained in Sections 3.1 (Organizational Documents), 3.2(a) (Due Organization), 3.2(c) (Subsidiaries), 3.3 (Capitalization), 3.4 (Authority; Binding Nature of Agreement; Required Vote), 3.5(a)(i) (Non-Contravention; Consents), 3.5(c) (Takeover Laws), 3.7(b) (Absence of Changes), and 3.22 (Brokers and Finders)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not have a Company Material Adverse Effect (disregarding for purposes of this Section 6.2(a) clause (2) of the definition thereof); (ii) the representations and warranties of the Company contained in Sections 3.1 (Organizational Documents), 3.2(a) (Due Organization), 3.2(c) (Subsidiaries), 3.3 (Capitalization) (other than Section 3.3(a), Section 3.3(b), the first and second sentences of Section 3.3(d), Section 3.3(e) and Section 3.3(g)), 3.4 (Authority; Binding Nature of Agreement; Required Vote), 3.5(a)(i) (Non-Contravention; Consents), 3.5(c) (Takeover Laws) and 3.22 (Brokers and Finders) shall be true and correct (A) in all respects, in the case of any such representations and warranties to the extent they are qualified within the text thereof by any “materiality” or “Company Material Adverse Effect” qualifications or (B) in all material respects, in the case of any such representations and warranties to the extent they are not so qualified within the text thereof by any such “materiality” or “Company Material Adverse Effect” qualifications, in each case at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (iii) the representations and warranties of the Company contained in Section 3.3(a), Section 3.3(b), the first and second sentences of Section 3.3(d), the first sentence of Section 3.3(e) and Section 3.3(g) (Capitalization) shall be true and correct in all respects, except for de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iv) the representations and warranties of the Company contained in Section 3.7(b) (Absence of Changes) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time.
(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.
(c) No Company Material Adverse Effect. After the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.
(d) Company Closing Deliverables.
(i) Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Sections 6.2(a), (b) and (c) have been satisfied.
(ii) Parent shall have received at the Closing a properly executed certification that the Company Shares are not “United States real property interests” in accordance with the Treasury Regulations under Sections 897 and 1445 of the Code, together with a notice to the IRS (which shall be filed by Parent with the IRS following the Closing) in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2).

(iii) Company Stockholder Written Consent. The Company shall have delivered to Parent the Company Stockholder Written Consent.
(iv) Termination of Obligations under the Investor Agreements. The Company shall have delivered to Parent evidence reasonably satisfactory to Parent that, as of the Effective Time, all of the obligations of the Company under each of the Investor Agreements have been terminated without any material liability being imposed on the part of Parent or the Surviving Company (other than such Investor Agreements that automatically terminate at the Effective Time by operation of the express terms of such Investor Agreements), except as provided in Schedule C.
6.3 Conditions to Obligation of Company. The obligations of the Company to effect the Merger and the other Contemplated Transactions are also subject to the satisfaction or waiver by the Company as of immediately prior to the Closing of the following conditions:
(a) Representations and Warranties. (i) The representations and warranties of Parent contained in this Agreement (except for the representations and warranties contained in Sections 4.1 (Organizational Documents), 4.2(a) (Due Organization), 4.2(c) (Subsidiaries), 4.3 (Capitalization), 4.4 (Authority; Binding Nature of Agreement; Required Vote), 4.5(a)(i) (Non-Contravention; Consents), 4.5(c) (Takeover Laws), 4.6(f) (Financial Statements), 4.7(b) (Absence of Changes), 4.22 (Brokers and Finders) and 4.24 (first sentence only) (Opinion of Financial Advisor)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) would have a Parent Material Adverse Effect; (ii) the representations and warranties of Parent contained in Sections 4.1 (Organizational Documents), 4.2(a) (Due Organization), 4.2(c) (Subsidiaries), 4.3 (Capitalization) (other than Section 4.3(a), Section 4.3(b), the first and second sentences of Section 4.3(d) and Section 4.3(e)), 4.4 (Authority; Binding Nature of Agreement; Required Vote), 4.5(a)(i) (Non-Contravention; Consents), 4.5(c) (Takeover Laws), 4.6(f) (Financial Statements), 4.22 (Brokers and Finders) and 4.24 (first sentence only) (Opinion of Financial Advisor) shall be true and correct (A) in all respects, in the case of any such representations and warranties to the extent they are qualified within the text thereof by any “materiality” or “Parent Material Adverse Effect” qualifications or (B) in all material respects, in the case of any such representations and warranties to the extent they are not so qualified within the text thereof by any such “materiality” or “Parent Material Adverse Effect” qualifications, in each case at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); (iii) the representations and warranties of Parent contained in Section 4.3(a), Section 4.3(b), the first and second sentences of Section 4.3(d) and the first sentence of Section 4.3(e) (Capitalization) shall be true and correct in all respects, except for de minimis inaccuracies, at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such earlier date); and (iv) the representations and warranties of Parent contained in Section 4.7(b) (Absence of Changes) shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as if made at and as of such time.
(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing.
(c) No Parent Material Adverse Effect. After the date of this Agreement, there shall not have occurred and be continuing a Parent Material Adverse Effect.
(d) Parent Charter Amendment. Parent shall have effected the Parent Charter Amendment and delivered to the Company a file-stamped copy of the amendment to Parent’s certificate of incorporation effecting the Parent Charter Amendment.
(e) Parent Certificate. The Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that the conditions set forth in Sections 6.3(a), (b) and (c) have been satisfied.
(f) Resignations. The Company shall have received copies of the resignations, effective as of the Effective Time, of each director and officer (for such officers, limited to the offices held by such officers and not to such officer’s employment) of Parent and its Subsidiaries, other than a resignation from the individuals designated directors to the Parent Board by Parent in accordance with Section 5.14(a).
6.4 Frustration of Conditions. None of the Company, Parent or Merger Sub may rely, either as a basis for not consummating the Merger or the other transactions or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Sections 6.1, 6.2 or 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s material breach of any provision of this Agreement.
ARTICLE VII
TERMINATION
7.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after satisfaction of the condition referred to in Section 6.1(a), by mutual written consent of the Company and Parent.
7.2 Termination by Either Parent or Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either Parent or the Company if:
(a) the Merger shall not have been consummated by 11:59 p.m. (Eastern Time) on March 31, 2027, (the “Termination Date”): provided that the right to terminate this Agreement under this Section 7.2(a) shall not be available to any Party if its material breach of any provision of this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by the Termination Date;

(b) the Parent Stockholder Approval shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof, in each case at which a vote upon the Parent Stockholder Approval was taken; or
(c) if the condition set forth in Section 6.1(b) is not satisfied and the Legal Restraint giving rise to such non-satisfaction shall have become final and non-appealable; provided that the terminating Party shall have complied with its obligations pursuant to Section 5.6 in respect of any such Legal Restraint.
7.3 Termination by Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company if:
(a) at any time prior to the Parent Stockholder Approval having been obtained, (i) a Parent Change in Recommendation shall have occurred, (ii) the Parent Board shall have failed to publicly reaffirm the Parent Board Recommendation within 10 Business Days after the Company so requests in writing (provided that the Company shall be limited to one such request with respect to any Parent Acquisition Proposal unless such Parent Acquisition Proposal has been modified, and then one such request with respect to any such modification) following the public disclosure of any Parent Acquisition Proposal with any Person other than the Company (or if the Parent Stockholders Meeting is scheduled to be held within 10 Business Days of the written request of the Company, promptly and in any event prior to the date on which the Parent Stockholders Meeting is scheduled to be held), (iii) the Parent Board shall have failed to publicly recommend against any tender offer or exchange offer subject to Regulation 14D under the Exchange Act that constitutes a Parent Acquisition Proposal (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by Parent’s stockholders) within 10 Business Days of the commencement of such tender offer or exchange offer or (iv) Parent shall have intentionally and materially breached its obligations set forth in Section 5.3(a); provided that the Company’s right to terminate this Agreement pursuant to this Section 7.3(a) shall expire upon receipt of the Parent Stockholder Approval; or
(b) at any time prior to the Effective Time, whether before or after satisfaction of the condition referred to in Section 6.1(a) is obtained, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth in Section 6.3(a) or Section 6.3(b), as the case may be, would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) 30 days following notice to Parent from the Company of such breach or failure and (ii) the date that is one Business Day prior to the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.3(b) if the Company is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement.
7.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:
(a) at any time prior to the Company Stockholder Approval having been obtained, (i) a Company Change in Recommendation shall have occurred or (ii) the Company shall have intentionally and materially breached its obligations set forth in Section 5.2(a); provided that Parent’s right to terminate this Agreement pursuant to this Section 7.4(a) shall expire upon receipt of the Company Stockholder Approval; or
(b) at any time prior to the Effective Time, whether before or after satisfaction of the condition referred to in Section 6.1(a) is obtained, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that any condition set forth in Section 6.2(a) or Section 6.2(b), as the case may be, would not be satisfied and such breach or failure to be true is not curable or, if curable, is not cured prior to the earlier of (i) 30 days following notice to the Company from Parent of such breach or failure and (ii) the date that is one Business Day prior to the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.4(b) if Parent is then in material breach of any of its representations, warranties, covenants or agreements under this Agreement; or
(c) if the Company does not deliver to Parent the Company Stockholder Written Consent constituting the Company Stockholder Approval within 24 hours following execution and delivery of this Agreement.
7.5 Company Termination Fee and Expense Reimbursement.
(a) In the event that (i) (A) after the date of this Agreement, a Company Acquisition Proposal shall have been made to the Company and such Company Acquisition Proposal shall not have been withdrawn at the time the Company Stockholder Approval is obtained, or a third party has announced an intention to make a Company Acquisition Proposal and such intention shall not have been withdrawn at the time the Company Stockholder Approval is obtained, (B) this Agreement is terminated by the Company or Parent pursuant to Section 7.2(a) or Section 7.2(b), or by Parent pursuant to Section 7.4(b), and (C) within 12 months after such termination, the Company enters into a Company Alternative Acquisition Agreement with respect to a Company Acquisition Proposal or consummates a Company Acquisition Proposal (solely for purposes of this Section 7.5(a)(i), the references to “25%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%”); or (ii) this Agreement is terminated by Parent pursuant to Section 7.4(a); then the Company shall, within two Business Days after such termination in the case of clause (ii) or within one Business Day after the consummation of a Company Acquisition Proposal, in the case of clause (i), pay (or cause to be paid) to Parent the Company Termination Fee by wire transfer of same day funds (provided that if either the Company or Parent terminates this Agreement pursuant to Section 7.2(a) or Section 7.2(b) at any time when Parent would then be been permitted to terminate this Agreement pursuant to Section 7.4(a), this Agreement shall be deemed terminated pursuant to Section 7.4(a) for purposes of this Section 7.5(a)); provided, further, that if this Agreement was validly terminated pursuant to Section 7.2(b) or Section 7.4(b), the Company Termination Fee shall be reduced by an amount equal to the Parent Fee Reimbursement actually paid to Parent pursuant to Section 7.5(b). In no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b) If this Agreement is terminated by Parent pursuant to Section 7.4(c), the Company shall reimburse Parent for all reasonable out of pocket fees and expenses incurred by Parent in connection with this Agreement and the Contemplated Transactions (which shall not include any fees and expenses incurred by Parent in connection with any Parent Legacy Transaction), up to a maximum of $5,000,000 (the “Parent Fee Reimbursement”), by wire transfer of same day funds within five Business Days following the date on which Parent submits to the Company true and correct copies of reasonable documentation supporting such expenses.
7.6 Parent Termination Fee and Expense Reimbursement.
(a) In the event that (i) (A) after the date of this Agreement, a Parent Acquisition Proposal shall have been made to Parent and such Parent Acquisition Proposal becomes publicly known prior to the Parent Stockholders Meeting and, in either case, such Parent Acquisition Proposal shall not have been withdrawn at the time of the Parent Stockholders Meeting, or a third party has publicly announced an intention to make a Parent Acquisition Proposal and such intention shall not have been withdrawn at the time of the Parent Stockholders Meeting, (B) this Agreement is terminated by Parent or the Company pursuant to Section 7.2(a) or Section 7.2(c), or by the Company pursuant to Section 7.3(b), and (C) within 12 months after such termination, Parent enters into a Parent Alternative Acquisition Agreement with respect to a Parent Acquisition Proposal or consummates a Parent Acquisition Proposal (solely for purposes of this Section 7.6(a)(i), the references to “15%” in the definition of Parent Acquisition Proposal shall be deemed to be references to “50%”); or (ii) this Agreement is terminated by the Company pursuant to Section 7.3(a); then Parent shall, within two Business Days after such termination in the case of clause (ii) or within one Business Day after the consummation of a Parent Acquisition Proposal, in the case of clause (i), pay (or cause to be paid) to the Company the Parent Termination Fee by wire transfer of same day funds (provided that if either the Company or Parent terminates this Agreement pursuant to Section 7.2(a) or Section 7.2(c) at any time after the Company would have been permitted to terminate this Agreement pursuant to Section 7.3(a), this Agreement shall be deemed terminated pursuant to Section 7.3(a) for purposes of this Section 7.6(a)); provided, further, that if this Agreement was validly terminated pursuant to Section 7.2(c) or Section 7.3(b), the Parent Termination Fee shall be reduced by an amount equal to the Company Fee Reimbursement actually paid to the Company pursuant to Section 7.6(b). In no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.
(b) If this Agreement is terminated pursuant to Section 7.2(b), Parent shall reimburse the Company for all reasonable out of pocket fees and expenses incurred by the Company in connection with this Agreement and the Contemplated Transactions, up to a maximum of $5,000,000 (the “Company Fee Reimbursement” ), by wire transfer of same day funds within five Business Days following the date on which the Company submits to Parent true and correct copies of reasonable documentation supporting such expenses.
7.7 Notice of Termination. The Party desiring to terminate this Agreement pursuant to Section 7.1, Section 7.2, Section 7.3 or Section 7.4 shall give written notice of such termination to the other Parties in accordance with Section 8.7, specifying the provision of this Agreement pursuant to which such termination is effected.
7.8 Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VII, this Agreement (other than as set forth in this Section 7.8 and in Section 8.1) shall become void and of no effect with no liability on the part of any Party (or of any of its respective Representatives); provided that no such termination shall relieve any Party (a) from any liability for Fraud or Willful Breach of this Agreement prior to such termination and (b) from any obligation to pay, if applicable, the Company Termination Fee pursuant to Section 7.5 or the Parent Termination Fee pursuant to Section 7.6, as applicable. For purposes of this Agreement, the term “Willful Breach” means a deliberate act or a deliberate failure to act, taken or not taken with the actual knowledge that such act or failure to act would, or would reasonably be expected to, result in or constitute a material breach of this Agreement, regardless of whether breaching was the object of the act or failure to act.
7.9 Remedies.
(a) Each Party acknowledges that the agreements contained in Sections 7.5 and 7.6 are an integral part of the Contemplated Transactions, and that, without these agreements, no Party would have entered into this Agreement; accordingly, if the Company fails to pay promptly the Company Termination Fee pursuant to Section 7.5 or Parent fails to pay promptly the Parent Termination Fee pursuant to Section 7.6 (each, a “Termination Fee”), and, in order to obtain such Termination Fee, the Party entitled to receive such Termination Fee (the “Recipient”) commences a suit which results in a judgment against the Party obligated to pay such Termination Fee (the “Payor”), the Payor shall pay to the Recipient its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on such Termination Fee at the prime rate in effect on the date such Termination Fee was required to be paid through the date of full payment thereof.
(b) The Parties agree that the monetary remedies set forth in this Article VII and the specific performance remedies set forth in Section 8.12 shall be the sole and exclusive remedies of (i) the Company and its Subsidiaries against Parent, Merger Sub and any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates, on the one hand, and of Parent, Merger Sub and any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates against the Company and its Subsidiaries, on the other hand, for any loss suffered as a result of the failure of the Merger to be consummated except in the case of Fraud or a Willful Breach of this Agreement (in which case only the breaching Party (and not the stockholders of such Party) shall be liable for damages for such Fraud or Willful Breach, and such liability shall not be limited to the amount of the applicable Termination Fee), and upon payment of such amount, none of the Parties or any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions, except for the liability of a Party in the case of Fraud or a Willful Breach of this Agreement by such Party and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Contemplated Transactions to be consummated except in the case of Fraud or a Willful Breach of this Agreement (in which case the Company shall be liable for damages for such Fraud or Willful Breach, and such liability shall not be limited to the amount of any termination fee or expense reimbursement), and upon payment of such amount, none of the Company and its Subsidiaries or any of their respective former, current or future general or limited partners, stockholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the Contemplated Transactions, except for the liability of the Company in the case of Fraud or a Willful Breach of this Agreement.
ARTICLE VIII
MISCELLANEOUS AND GENERAL
8.1 Survival. This Article VIII and the agreements of the Company, Parent and Merger Sub contained in Section 5.10, Section 5.11 and Section 5.18 shall survive the consummation of the Merger. This Article VIII (other than Section 8.2, Section 8.3 and Section 8.4) and the agreements of the Company, Parent and Merger Sub contained in Section 5.10, Section 7.5, Section 7.6, Section 7.8 and Section 7.9 and the Confidentiality Agreement shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement and in any certificate or other writing delivered pursuant hereto shall not survive the consummation of the Merger or the termination of this Agreement. This Section 8.1 shall not limit any covenant or agreement of the Parties which by its terms contemplates performance after the Effective Time.
8.2 Amendment. This Agreement may be amended with the approval of the Company, Merger Sub and Parent at any time (whether before or after obtaining the Company Stockholder Approval or before or after obtaining the Parent Stockholder Approval); provided that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders; provided, further that after the Closing, no amendment to this Agreement shall be made by Parent without the consent of the Legacy Parent Directors that would reasonably be expected to adversely impact the rights of the holders of Parent equity interests immediately prior to the Effective Time (the “Legacy Parent Stockholders”) or adversely impact in any material respect the amount or timing of any payments to the Legacy Parent Stockholders (or the inputs into such payments) under this Agreement or the CVR Agreement, including any payments under the Illumina Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.
8.3 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.
8.4 Waiver.
(a) No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
(b) No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given; provided that after the Closing, no waiver shall be made by Parent without the consent of the Legacy Parent Directors that would reasonably be expected to adversely impact the rights of the Legacy Parent Stockholders or adversely impact in any material respect the amount or timing of any payments to the Legacy Parent Stockholders (or the inputs into such payments) under this Agreement or the CVR Agreement, including any payments under the Illumina Agreement.
8.5 Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Company Disclosure Schedule, the Parent Disclosure Schedule and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. Notwithstanding any other provision of this Agreement to the contrary, the information set forth in the Company Disclosure Schedule and the Parent Disclosure Schedule constitutes “facts ascertainable” as that term is used in Section 251(b) of the DGCL, and the Company Disclosure Schedule and the Parent Disclosure Schedule do not form part of this Agreement but instead operate upon the terms of this Agreement as provided herein. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in. PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.
8.6 Governing Law and Venue; Waiver of Jury Trial. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware located in New Castle County or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 8.6; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 8.7 of this Agreement. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY ACTION OR PROCEEDING WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.6.
8.7 Notices. All notices, requests, instructions, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) delivered by e-mail (provided that no “bounceback” or similar notification of non-delivery is received by the sender with respect thereto) or (c) when received by the addressee if sent by nationally recognized overnight delivery service or prepaid first class certified mail (with written confirmation of receipt), in each case, at the following addresses:

if to Parent or Merger Sub:

Standard BioTools Inc.
50 Milk Street, 10th Floor
Boston, MA 02109
Attention: [***]
Email: [***]

with copies to (which shall not constitute notice):

Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Attn: Damien R. Zoubek; Jenny Hochenberg; Abigail G. Hathaway
Email: damien.zoubek@freshfields.com; jenny.hochenberg@freshfields.com; abigail.hathaway@freshfields.com if to the Company:

Treeline Biosciences, Inc.
[***]
Attention: [***]
Email: [***]

with copies to (which shall not constitute notice):

Fenwick & West LLP
902 Broadway, 18th Floor
New York, NY 10010
Attn: Effie Toshav; David Michaels
Email: EToshav@fenwick.com; DMichaels@fenwick.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Unless a different deadline for the delivery of notices, requests, instructions, demands and other communications is expressly provided for in this Agreement, all such notices, requests instructions, demands and other communications will be deemed given on the day delivered pursuant to the means set forth above if delivered before 5:00 p.m. Eastern Time, and otherwise on the next following day.
8.8 No Third Party Beneficiaries. This Agreement is not intended to, and does not, confer upon any Person other than Parties any rights or remedies hereunder, other than (a) the Indemnified Persons as provided in Section 5.11, (b) the right of the Company’s stockholders to receive the Merger Consideration after the Closing and (c) the rights of the Company’s other equityholders pursuant to Section 2.3 after the Closing.
8.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.
8.10 No Other Representations and Warranties.
(a) Except for the representations and warranties of the Company contained in Article III, Parent and Merger Sub acknowledge that neither the Company nor any of its Subsidiaries is making and has not made, and no other Person is making or has made on behalf of the Company or any of its Subsidiaries, any express or implied representation or warranty in connection with this Agreement or the Contemplated Transactions. Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article III, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company and its Subsidiaries in connection with the Contemplated Transactions and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company and its Subsidiaries.
(b) Except for the representations and warranties of Parent and Merger Sub contained in Article IV, the Company acknowledges that neither Parent nor Merger Sub is making or has made, and no other Person is making or has made on behalf of Parent or Merger Sub, any express or implied representation or warranty in connection with this Agreement or the Contemplated Transactions. The Company is not relying and it has not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article IV, including the Parent Disclosure Schedule. Such representations and warranties by Parent and Merger Sub constitute the sole and exclusive representations and warranties of Parent and Merger Sub in connection with the Contemplated Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by Parent.
8.11 Construction.
(a) References to “cash,” “dollars” or “$” are to U.S. dollars.
(b) For purposes of this Agreement, whenever the context requires: the singular shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(c) The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.
(d) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(e) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement.
(f) References herein to a Person are also to such Person’s successors and permitted assigns.
(g) Unless otherwise specifically provided for herein, the term “or” will not be deemed to be exclusive.
(h) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively. Any capitalized terms used in any Exhibits or Schedules but not otherwise defined therein have the meanings ascribed to such terms as in this Agreement.
(i) Any reference to (A) any Contract (including this Agreement) are to the Contract as amended, modified, supplemented, restated or replaced from time to time (in the case of Contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement) and (B) any Law refers to such Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any Law include any successor to such section.
(j) The headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
(k) The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.
(l) The phrases “provided to,” “made available,” “furnished to,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean, with respect to any statement in Article III or Article IV to the effect that any information, document or other material has been “delivered” or “provided” to a Party or its representatives, that such information, document, or material was (i) made available for review in the virtual data room set up by the Parties in connection with this Agreement at least one Business Day prior to the date of this Agreement,

(ii) actually delivered (whether by physical or electronic delivery) upon request to the other Party or its representatives at least one Business Day prior to the date of this Agreement or (iii) with respect to Parent, such material is disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.
(m) Unless indicated otherwise, (i) any action required to be taken by or on a day or Business Day may be taken until 11:59 PM Eastern Time on such day or Business Day, (ii) all references to “days” shall be to calendar days unless otherwise indicated as a “Business Day” and (iii) all days, Business Days, times and time periods contemplated by this Agreement will be determined by reference to Eastern Time.
8.12 Specific Performance. The Parties acknowledge and agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages (and each Party hereby waives any requirement for the security or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The Parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law. Notwithstanding the foregoing, in no event shall the Company be entitled to both (a) specific performance to cause the other party to consummate the Closing and (b) the payment of the Parent Termination Fee. The Parties acknowledge that the agreements contained in this Section 8.12 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement.
8.13 Actions by Parent After the Closing. Following the Closing and prior to the later of (x) the valid termination of the CVR Agreement and (y) the final determination of Parent Net Cash pursuant to Section 2.7 (such period, the “Post-Closing Period”), any amendment of, or waiver under, this Agreement that would reasonably be expected to adversely impact the rights of the Legacy Parent Stockholders or adversely impact in any material respect the amount or timing of any payments to the Legacy Parent Stockholders (or the inputs into such payments) under this Agreement or the CVR Agreement, including any payments under the Illumina Agreement, shall require and be subject to the consent of the Legacy Parent Directors. If at any time during the Post-Closing Period, either Legacy Parent Director ceases to serve on the Parent Board for any reason, any decisions vested in the Legacy Parent Directors under this Agreement shall be vested solely in the remaining Legacy Parent Director. If the remaining Legacy Parent Director also ceases to serve on the Parent Board for any reason during the Post-Closing Period, (a) Parent shall appoint a nationally recognized securityholder representation firm, the fees and expenses of which shall constitute a “Permitted Deduction” under the CVR Agreement, to exercise the authority vested in the Legacy Parent Directors under this Agreement and (b) all references to “Legacy Parent Directors” in this Agreement shall thereafter be deemed to be references to such securityholder representation firm. To the extent the Legacy Parent Directors do not provide consent to the actions described in this Section 8.13 or elsewhere in this Agreement, all disputes between Parent or the Parent Board and the Legacy Parent Directors shall be resolved in accordance with Section 2.7(d) to the extent related to the calculation of Parent Net Cash and otherwise pursuant to Section 8.6.
8.14 Special Committee Approval. For all purposes under this Agreement (other than Section 5.25) and the other agreements contemplated hereby, Parent and the Parent Board, as applicable, shall act only as authorized and approved by, or in accordance with the recommendation of, as applicable, the Special Committee.
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of date first set forth above.

TREELINE BIOSCIENCES, INC.

By:	/s/ Joshua H. Bilenker
Name:	Joshua H. Bilenker
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

STANDARD BIOTOOLS INC.

By:	/s/ Michael Egholm
Name:	Michael Egholm
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties hereto as of the date first written above.

SIRI MERGER SUB, INC.

By:	/s/ Sean Mackay
Name:	Sean Mackay
Title:	Director

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

DEFINITIONS
“Accounting Principles” means the accounting principles, policies, procedures and methodologies set forth on Schedule B attached hereto.
“Additional Filing Party” means any stockholder of the Company that the Company reasonably determines is required to make any filings under the HSR Act in connection with the Merger.
An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.
“Aggregate Company Exercise Price” means the sum of the exercise prices of all In-the-Money Company Options that are unexpired, unexercised, and outstanding as of immediately prior to the Effective Time and that are included in the calculation of Company Outstanding Shares.
“Aggregate Parent Exercise Price” means the sum of the exercise prices of all In-the-Money Parent Options that are unexpired, unexercised, and outstanding as of immediately prior to the Effective Time and that are included in the calculation of Parent Outstanding Shares.
“AI” means any machine learning, deep learning, automated decision making, and other artificial intelligence, including any and all (i) proprietary algorithms, software, generative AI tools or other IT assets that make use of, incorporate, or employ large language models, expert systems, natural language processing, computer vision, automated speech recognition, automated planning and scheduling, neural networks, statistical learning algorithms, transformers, trained models, or reinforcement learning, and (ii) proprietary embodied AI and related hardware or equipment.
“Anti-Bribery Laws” means the FCPA, as amended, any rules or regulations thereunder, or any other applicable United States or foreign anti-corruption, anti-bribery, or anti-money laundering laws or regulations.
“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including without limitation any competition, antitrust, merger control or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.
“Assumed Company Warrant” means any Company Warrant that is not a Company Converting Warrant.
“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.
“CLIA” means the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. §§ 263a et seq.), as amended.
“Company Affiliate” means any Person under common control with the Company or any of its Subsidiaries within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.
“Company Associate” means any current or former officer, employee, independent contractor, consultant or director, of or to the Company or any of its Subsidiaries or any controlled Company Affiliate.
“Company Benefit Plan” means each (i) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA whether or not subject to ERISA) and (ii) other pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, stock option, stock purchase, stock ownership, restricted stock, incentive, equity or equity-based, phantom equity, profits interest, employment, consulting, severance, change-of-control, retention, health, medical, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, sponsored, maintained, contributed to, or required to be contributed to, by the Company or any of its Subsidiaries for the benefit of any Company Associate or under which the Company or any of its Subsidiaries has any actual or contingent liability (including as to the result of it being treated as a single employer under Section 414 of the Code with any other Person).
“Company Capital Stock” means Company Common Stock, together with Company Preferred Stock.
“Company Collaboration Agreement” means any collaboration, co-development, co-promotion, license, option, research or similar Contract entered into by the Company or any of its Subsidiaries with any third-party for the research, development, manufacture, or commercialization of any drug candidate, product candidate or Company Product, which may include the grant of licenses or options to license Intellectual Property Rights, the transfer or sale of Company assets, co-funding arrangements, milestone or royalty payment obligations, or the sharing of development data and results with respect to any such drug candidate, product candidate or Company Product.
“Company Contract” means any Contract: (i) to which the Company or any of its Subsidiaries is a party; (ii) by which the Company or any of its Subsidiaries or any Company IP or any other asset of the Company or its Subsidiaries is or may become bound or under which the Company or any of its Subsidiaries has, or may become subject to, any obligation; or (iii) under which the Company or any of its Subsidiaries has or may acquire any right or interest.
Exhibit A-1

“Company Converting Warrant” means any Company Warrant that has been amended prior to the Effective Time to allow for the treatment of Company Converting Warrants pursuant to Section 2.3(c).
“Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
“Company Intervening Event” means any Effect that is material to the Company and its Subsidiaries taken as a whole, occurring or arising after the date of this Agreement that (i) was not known to, or reasonably foreseeable by, the Company Board (or if known, the magnitude or effect of which was not known to, or reasonably foreseeable) prior to the execution of this Agreement, which Effect (or the magnitude or effect thereof) becomes known to, or reasonably foreseeable by, the Company Board prior to the receipt of the Company Stockholder Approval and (ii) does not relate to (A) a Company Acquisition Proposal or (B) (1) any changes in the market price or trading volume of the Company, (2) the mere fact the Company or Parent meets or exceeds any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement, or changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that, with respect to clause (2), the facts or occurrences giving rise or contributing to such change or event may be taken into account when determining a Company Intervening Event), (3) any events or developments relating to Parent or any of its Affiliates, (4) any event or development generally affecting the industries in which the Company or Parent operate or in the economy generally or other general business, financial, market or political conditions, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, (5) any change in any applicable Law or other legal or regulatory conditions or changes in GAAP or other accounting standards, (6) any event or development to the extent directly resulting from the announcement or pendency of, or any actions required to be taken by the Company or Parent (or refrained to be taken by the Company or Parent) pursuant to the Agreement or the consummation of the Contemplated Transactions, including expiration or termination of waiting periods or the receipt of approvals, consents or clearances applicable to the Merger under the Antitrust Laws, (7) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events or (8) any Legal Proceedings made or brought by any of the current or former stockholders of the Company or Parent (on their own behalf or on behalf of the Company or Parent) against the Company or Parent, including Legal Proceedings arising out of the Contemplated Transactions.
“Company IP” means Company Owned IP and Company Licensed IP.
“Company Licensed IP” means all Intellectual Property Rights that are exclusively licensed (or sublicensed), or purported to be exclusively licensed (or sublicensed), by any third party to the Company or any of its Subsidiaries. For clarity, Company Licensed IP shall not include Intellectual Property Rights that have been denoted by a Governmental Entity as expired, lapsed or abandoned.
“Company Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (1) materially adversely affects or would reasonably be expected to materially adversely affect the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, or (2) would reasonably be expected to prevent the consummation of the Contemplated Transactions, in each case, excluding any Effect to the extent that, either alone or in combination, it results from or arises out of (i) general business or economic conditions generally affecting the industry in which the Company and its Subsidiaries operate, (ii) political conditions, acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes, tsunamis, floods, mudslides, weather conditions, other natural disasters, man-made disasters, health and other emergencies, calamities, epidemics, pandemics (including COVID-19 and any evolutions or mutations thereof), disease outbreaks, other acts of God or force majeure events, (iii) changes in financial, banking or securities markets, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, (iv) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (v) any change in the stock price or trading volume of Company Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Company Common Stock may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (vi) the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company (it being understood, however, that any Effect causing or contributing to the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company may be taken into account in determining whether a Company Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (vii) the execution or announcement of this Agreement or the pendency of the Contemplated Transactions, including (A) the identity of Parent, (B) the loss or departure of officers or other employees of the Company or any of its Subsidiaries directly or indirectly resulting from, arising out of, attributable to, or related to the Contemplated Transactions and (C) any other negative development (or potential negative development) in the relationships of the Company or any of its Subsidiaries with business partners, whether as a direct or indirect result of the loss or departure of officers or employees of the Company or any of its Subsidiaries or otherwise, directly or indirectly resulting from, arising out of, attributable to, or related to the Contemplated Transactions, (viii) any actions taken or failure to take action, in each case, to which Parent has provided its prior written consent; or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement; or the failure to take any action prohibited by this Agreement (excluding the requirement that the Company comply with the terms of Section 5.1(a), except to the extent Parent has unreasonably withheld its consent under Section 5.1(a)), (ix) any fees or expenses incurred in connection with the Contemplated Transactions, (x) (A) any results, outcomes, data, adverse events or side effects arising from any clinical trials being conducted by or on behalf of the Company or any of its Subsidiaries or any competitor of the Company or any of its Subsidiaries (or the announcements thereof), (B) results of meetings with the FDA or other Governmental Entity (including any minutes of, or
Exhibit A-2

communications from, any Governmental Entity in connection with such meetings) with respect to the Company Products, (C) the determination by, or the delay of a determination by, the FDA or any other applicable Governmental Entity, or any panel or advisory body empowered or appointed thereby, with respect to a clinical hold, acceptance, filing, designation (including de-designation for the accelerated approval pathway), approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance, or requirement to conduct additional clinical studies or trials, with respect to the Company Products or (D) FDA approval (or other clinical or regulatory developments), market entry or pending market entry of any product competitive with or related to any of the Company Products, or any guidance, announcement or publication by the FDA or other applicable Governmental Entity relating to the Company Products, or (xi) any Legal Proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company, Merger Sub, Parent or any of their directors or officers, including Legal Proceedings arising out of the Merger or in connection with any other Contemplated Transactions; except, in each case, with respect to clauses (i) through (iv), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries operate.
“Company Option” means any option to purchase Company Common Stock (whether granted under the Company Equity Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).
“Company Owned IP” means all Intellectual Property Rights that are owned, or purported to be owned, by the Company or any of its Subsidiaries. For clarity, Company Owned IP shall not include Intellectual Property Rights that have been denoted by a Governmental Entity as expired, lapsed or abandoned.
“Company Partner” means any Person (other than the Company or any of its Subsidiaries) that is engaged by or on behalf of the Company or any of its Subsidiaries to perform any material activities relating to the research, development or manufacture of any Company Product, including any contract research organization, contract manufacturing organization, contract development and manufacturing organization, clinical trial site operator or other material service provider performing activities subject to regulation under applicable Law on behalf of the Company or any of its Subsidiaries; provided that, notwithstanding anything else in this Agreement, to the extent any representation relates to a Company Partner, that aspect of the representation is limited to the matters that have a direct effect on the activities subject to a Contract between the Company and the Company Partner and is limited to the Company’s Knowledge.
“Company Product” means all products and services currently marketed for sale or sold by the Company or any of its Subsidiaries, all products and services under development for sale by the Company or any of its Subsidiaries, and all modified, updated and/or next generation versions or derivatives of the foregoing.
“Company Superior Proposal” means any bona fide, written Company Acquisition Proposal on terms which the Company Board determines in its good faith judgment, after consultation with outside financial advisors and outside legal counsel, would reasonably be expected to be consummated in accordance with its terms, taking into account all legal, financial and regulatory aspects of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to the Company’s stockholders from a financial point of view than the Merger (after taking into account any revisions to the terms of the Contemplated Transactions pursuant to Section 5.2(f) of this Agreement and the time likely to be required to consummate such Company Acquisition Proposal); provided that for purposes of the definition of “Company Superior Proposal”, the references to “25%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%”.
“Company Termination Fee” means $16,100,000.
“Company Warrant” means any warrant to purchase Company Shares.
“Confidentiality Agreement” means the confidentiality agreement entered into between the Company and Parent dated March 26, 2026.
“Consent” means consent, approval, ratification, permission, authorization, clearance, waiver, permit or order.
“Contemplated Transactions” means the Merger, the Parent Share Issuance, the Parent Charter Amendment, the Parent Reverse Stock Split and the other transactions and actions contemplated by this Agreement.
“Contract” means any written, oral or other agreement, contract, subcontract, lease, instrument, note, option, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment, understanding, arrangement or undertaking of any nature.
“Data Protection Regulation” means all Laws, Contracts, Company privacy policies or notices, and all binding regulatory guidance and standards issued by Governmental Entities or self-regulatory frameworks, concerning the privacy, protection, processing, cross-border transfer, and/or security of Personal Data, including HIPAA, the GDPR, state and foreign privacy Laws, Executive Order 14117 and rules and regulations issued thereunder (including 28 C.F.R. Part 202), and, with respect to data obtained in connection with clinical trials or other clinical research, applicable requirements of 21 C.F.R. Parts 11, 50 and 56, ICH Guidelines for Good Clinical Practice and any comparable foreign Laws.
“Effect” means any effect, change, event or development.
“Environmental Laws” means any Law concerning environmental matters, Hazardous Materials, pollution or protection of the environment or natural resources, or protection of human health and safety as related to exposure to Hazardous Materials.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
Exhibit A-3

“Exchange Ratio” means a ratio (rounded to four decimal places), subject to Section 2.1(c), equal to (x) the Company Value Per Share divided by (y) the Parent Value Per Share, in which:
“Company Outstanding Shares” means the sum, without duplication, of the aggregate number of shares of Company Capital Stock that are issued and outstanding immediately prior to the Effective Time (on an as-converted to Company Common Stock basis) or issuable upon the exercise of any In-the-Money Company Options, Company Warrants or other “in-the-money” direct or indirect rights to acquire shares of Company Capital Stock, in each case that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Company Valuation” means (A) $2,500,000,000, plus (B) the Aggregate Company Exercise Price.
“Company Value Per Share” means the quotient of (A) the Company Valuation, divided by (B) the number of Company Outstanding Shares.
“Parent Outstanding Shares” means the sum, without duplication, of the aggregate number of shares of Parent Common Stock that are issued and outstanding immediately prior to the Effective Time or issuable upon the settlement of any Parent RSUs or the exercise of any In-the-Money Parent Options, In-the-Money Parent Warrants or other “in-the-money” direct or indirect rights to acquire shares of Parent Common Stock (other than the 2014 Indenture, as defined in the Parent Disclosure Schedule), in each case that are issued and outstanding immediately prior to the Effective Time (whether or not then vested or exercisable).
“Parent Valuation” means (A) $460,000,000, plus (B) the Parent Net Cash Surplus, if any, minus (C) the Parent Net Cash Shortfall, if any, plus (D) the Aggregate Parent Exercise Price.
“Parent Value Per Share” means the quotient of (A) the Parent Valuation, divided by (B) the number of Parent Outstanding Shares.
“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.
“FCPA” means the Foreign Corrupt Practices Act of 1977, as amended.
“FDA” means the U.S. Food and Drug Administration and any successor agency thereto.
“FDCA” means the Federal Food, Drug, and Cosmetic Act (21 U.S.C. §§ 301 et seq.), as amended.
“Fraud” means, with respect to a Party, an actual and intentional misrepresentation, deceit or concealment of fact made by such Party with respect to the making of the representations and warranties of such Party as expressly set forth in Article III or Article IV, as applicable, of this Agreement, with the intent to induce the other Party to rely on such misrepresentation, deceit or concealment of fact and act or fail to act to such other Party’s detriment, on which such other Party justifiably relies and subsequently justifiably acts or fails to act in a manner that results in actual material losses to such other Party.
“GAAP” means United States generally accepted accounting principles.
“GDPR” means the EU General Data Protection Regulation 2016/679 including the UK implementation of this Regulation under section 3 of the UK European Union (Withdrawal) Act 2018.
“Governmental Authorization” means any: (i) permit, license, certificate, franchise, permission, variance, exception, exemption, approval, order, clearance, registration, qualification, accreditation, authorization, consents or listings issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law; or (ii) right under any Contract with any Governmental Entity.
“Governmental Entity” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); or (iv) self-regulatory organization (including FINRA, Nasdaq and Payment Card Industry Security Standards Council) and independent third-party accrediting body and entities responsible for certifying an entity’s adherence to various International Organization for Standardization or Good Manufacturing Practice standards.
“Hazardous Materials” means any substance, material or waste that is listed, defined or otherwise characterized as “hazardous”, “toxic”, “radioactive,” a “biohazard” or a “pollutant”, or “contaminant” or terms of similar meaning or effect under any Environmental Law, including petroleum or its by-products, asbestos, polychlorinated biphenyls, perchlorate and per-and polyfluoroalkyl substances.
“Health Care Laws” means Laws, rules, policies, guidelines and regulations applicable to the business, products, and/or services of the Company or Parent, as applicable, including, but not limited to, Title XVIII of the Social Security Act, 42 U.S.C. §§ 1395 et seq. (the Medicare statute); Title XIX of the Social Security Act, 42 U.S.C. §§ 1396 et seq (the Medicaid statute); the Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b); the civil False Claims Act, 31 U.S.C. §§ 3729 et seq.; the criminal False Claims Act 42 U.S.C. § 1320a-7b(a); the criminal laws relating to health care fraud and abuse, including 18 U.S.C. §§ 286 and 287 and the health care fraud criminal provisions under HIPAA (as defined herein); the Civil Monetary Penalties Law, 42 U.S.C. § 1320a-7a; the Physician Payments Sunshine Act, 42 U.S.C. § 1320a-7h; the exclusion law, 42 U.S.C. § 1320a-7; the Health Information Portability and Accountability Act, as amended by the Health Information Technology for Economic and Clinical Health Act, 42 U.S.C.
Exhibit A-4

§§ 17921 et seq., including all implementing regulations (collectively, “HIPAA”); the CLIA; the FDCA; the Public Health Service Act, 42 U.S.C. §§ 201 et seq.; the regulations promulgated pursuant to such laws; ICH Guidelines for Good Clinical Practice; 21 C.F.R. Parts 11, 50, 54, 56, 312, 314, 812, 814 and 820; and any similar federal, state, local and foreign laws and regulations of any Governmental Entity, including the regulatory agencies applicable to the ownership, testing, development, manufacture, packaging, processing, use, distribution, marketing, storage, import, export or disposal of any of the products or services of the Company or Parent, as applicable.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Illumina Agreement” means that certain Stock Purchase Agreement, dated June 22, 2025, by and between Parent and Illumina, Inc.
“Illumina TSA” means that certain Transition Services Agreement, dated January 30, 2026, by and among Parent, SomaLogic, Inc. and Illumina, Inc.
“Indebtedness” means, with respect to any Person, without duplication, (i) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind to such Person, including related prepayment fees, final fees or other similar fees, (ii) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (iii) all capitalized lease obligations of such Person, (iv) all obligations of such Person pursuant to securitization or factoring programs or arrangements, (v) all guarantees and arrangements having the economic effect of a guarantee of such Person of any debt of any other Person (other than any guarantee by a Party with respect to debt of such Party or any wholly owned Subsidiary of such Party), (vi) net cash payment obligations of such Person under swaps, options, derivatives and other hedging agreements or arrangements that will be payable upon termination thereof (assuming they were terminated on the date of determination), (vii) letters of credit, bank guarantees, and other similar contractual obligations entered into by or on behalf of such Person, in each case, to the extent drawn upon or called, (viii) obligations in respect of banker’s acceptances, to the extent drawn upon or called, (ix) all unpaid or remaining lease costs for any operating leases of such Person (net of any payments to be made following the Closing by a sublessee to Parent in respect of such operating leases pursuant to a sublease in effect as of the Effective Time), and (x) obligations representing the balance deferred and unpaid of the purchase price of any property or services due more than one year after such property is acquired or such services are completed.
“Intellectual Property Rights” means all rights, title and interest in intellectual property, whether protected, created or arising under the Law of the United States or any other jurisdiction, including: (i) all patents, patent applications, provisional patent applications and similar instruments (including any and all substitutions, divisions, continuations, continuations-in-part, divisions, reissues, renewals, and extensions and any foreign equivalents of the foregoing (including certificates of invention and any applications therefor)) (collectively, “Patents”), (ii) all domestic and foreign copyrights, copyright registrations, copyright applications, original works of authorship fixed in any tangible medium of expression to the extent protectable by applicable copyright Law, including literary works, all forms and types of computer software, pictorial and graphic works that are so protectable (collectively, “Copyrights”), (iii) all trademarks, service marks, trade names, business marks, service names, brand names, trade dress rights, logos, corporate names, trade styles, and other source or business identifiers and other general intangibles of a like nature to the extent protectable by applicable trademark law, together with the goodwill associated with any of the foregoing, along with all applications, registrations, renewals and extensions thereof (collectively, “Trademarks”), (iv) all Internet domain names, (v) all trade secrets, technology, discoveries, improvements, know-how, proprietary rights, formulae, techniques, inventions (including conceptions and/or reductions to practice), designs, drawings, procedures, processes, models, formulations, manuals and systems, whether or not patentable or copyrightable, including all biological, chemical, biochemical, toxicological, pharmacological and metabolic material, in each case, which are not available in the public domain and have actual or potential commercial value that is derived, in whole or in part, from such non-availability (collectively, “Trade Secrets”) and (vi) all other intellectual property rights throughout the world, along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing. For clarity, Intellectual Property Rights shall not include rights, title and interest in registrations of intellectual property rights or applications for such registrations to the extent such registrations or applications have been denoted by a Governmental Entity as expired, lapsed or abandoned.
“In-the-Money Company Option” means a Company Option with a per-share exercise price of less than the implied per-share value of the Company Common Stock immediately prior to the Effective Time, determined in good faith by the Parties in connection with the calculation of the Exchange Ratio.
“In-the-Money Parent Option” means a Parent Option with a per-share exercise price that is less than the Parent Value Per Share.
“In-the-Money Parent Warrant” means a Parent Warrant with a per-share exercise price that is less than the Parent Value Per Share.
“Judgment” means any judgment, order, injunction, ruling, writ award or decree of any Governmental Entity.
“Knowledge” of any Person means, in the case of Parent, the actual knowledge of any of the Persons set forth on Schedule 1 of the Parent Disclosure Schedule after reasonable inquiry of the individuals who as of the date hereof are officers or employees of Parent or any of its Subsidiaries and who have primary responsibility for the matter in question and, in the case of the Company, the actual knowledge of any of the Persons set forth on Schedule 1 of the Company Disclosure Schedule after reasonable inquiry of the individuals who as of the date hereof are officers or employees of the Company or any of its Subsidiaries and who have primary responsibility for the matter in question.
“Law” means any federal, state, local, county, regional, foreign or transnational law, statute, regulation, code, ordinance, common law, ruling, writ, award, zoning law, building code or decree of any Governmental Entity.
Exhibit A-5

“Legal Proceeding” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before any court or other Governmental Entity or any arbitrator or arbitration panel, except for (i) examinations or administrative actions, hearings or proceedings by or before a Governmental Entity (e.g., appeals initiated by the applicant or patentee before the U.S. Patent Trial and Appeal Board) in the ordinary course of prosecution of Intellectual Property Rights, in connection with obtaining approval for conduct of clinical trials or in connection with obtaining approval for marketing or sale of products or services or (ii) audits by any Governmental Entity and that are not-for-cause and pursuant to which no materially adverse findings were issued (e.g., routine facility audits by U.S. Food and Drug Administration under which no warning letters or other material adverse findings were issued).
“Liens” means pledges, liens, charges, mortgages, deeds of trust, encumbrances and security interests of any kind or nature whatsoever.
“Nasdaq” means the Nasdaq Stock Market LLC.
“Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its and its Subsidiaries’ normal operations and consistent in all material respects with its and its Subsidiaries’ past practices (in the case of Parent, (i) after giving effect to the transactions contemplated by the Illumina Agreement and (ii) except for any actions taken to dispose of or wind down the Parent Legacy Business).
“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all bylaws and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.
“Parent Affiliate” means any Person under common control with Parent or any of its Subsidiaries within the meaning of Section 414(b), Section 414(c), Section 414(m) or Section 414(o) of the Code, and the regulations issued thereunder.
“Parent Associate” means any current or former officer, employee, independent contractor, consultant or director, of or to Parent or any of its Subsidiaries or any controlled Parent Affiliate.
“Parent Benefit Plan” means each (i) “employee benefit plan” (as defined in Section 3(3) of ERISA whether or not subject to ERISA) and (ii) other pension, retirement, supplemental retirement, deferred compensation, excess benefit, profit sharing, bonus, stock option, stock purchase, stock ownership, restricted stock, incentive, equity or equity-based, phantom equity, profits interest, employment, consulting, severance, change-of-control, retention, health, medical, life, disability, group insurance, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated), in any case, sponsored, maintained, contributed to, or required to be contributed to, by Parent or any of its Subsidiaries for the benefit of any Parent Associate or under which Parent or any of its Subsidiaries has any actual or contingent liability (including as to the result of it being treated as a single employer under Section 414 of the Code with any other Person).
“Parent Contract” means any Contract: (i) to which Parent or any of its Subsidiaries is a party; (ii) by which Parent or any of its Subsidiaries or any Parent IP or any other asset of Parent or its Subsidiaries is or may become bound or under which Parent or any of its Subsidiaries has, or may become subject to, any obligation; or (iii) under which Parent or any of its Subsidiaries has or may acquire any right or interest.
“Parent Equity Award” means Parent Options and Parent RSUs.
“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is (or at any relevant time was) treated with Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.
“Parent ESPP Option” means an option to purchase capital stock of Parent pursuant to the Parent ESPP.
“Parent IP” means Parent Owned IP and Parent Licensed IP.
“Parent Legacy Business” means the mass cytometry business and the microfluidics business, in each case, of Parent and its Subsidiaries.
“Parent Legacy Business NWC” means the sum of (i) Parent’s accounts receivable minus its accounts payable and accrued expenses, in each case related to the Parent Legacy Business (which may be a negative number) and (ii) 20% of the book value of any inventory of the Parent Legacy Business, in each case as of the Closing and determined in accordance with GAAP.
“Parent Licensed IP” means all Intellectual Property Rights that are exclusively licensed (or sublicensed), or purported to be exclusively licensed (or sublicensed), by any third party to Parent or any of its Subsidiaries. For clarity, Parent Licensed IP shall not include Intellectual Property Rights that have been denoted by a Governmental Entity as expired, lapsed or abandoned.
“Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, (1) materially adversely affects or would reasonably be expected to materially adversely affect the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, or (2) would reasonably be expected to prevent the consummation of the Contemplated Transactions by Parent, in each case, excluding any Effect to the extent that, either alone or in combination, it results from or arises out of (i) general business or economic conditions generally affecting the industry in which Parent and its Subsidiaries operate, (ii) political conditions, acts of war, the outbreak or escalation of armed hostilities, acts of terrorism, earthquakes, wildfires, hurricanes, tsunamis, floods, mudslides, weather conditions, other natural disasters, man-made
Exhibit A-6

disasters, health and other emergencies, calamities, epidemics, pandemics (including COVID-19 and any evolutions or mutations thereof), disease outbreaks, other acts of God or force majeure events, (iii) changes in financial, banking or securities markets, including changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world, (iv) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (v) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (vi) the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent (it being understood, however, that any Effect causing or contributing to the failure of Parent to meet internal or analysts’ expectations or projections or the results of operations of Parent may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (vii) the execution or announcement of this Agreement or the pendency of the Contemplated Transactions, including (A) the identity of the Company, (B) the loss or departure of officers or other employees of Parent or any of its Subsidiaries directly or indirectly resulting from, arising out of, attributable to, or related to the Contemplated Transactions and (C) any other negative development (or potential negative development) in the relationships of Parent or any of its Subsidiaries with business partners, whether as a direct or indirect result of the loss or departure of officers or employees of Parent or any of its Subsidiaries or otherwise, directly or indirectly resulting from, arising out of, attributable to, or related to the Contemplated Transactions, (viii) any actions taken or failure to take action, in each case, to which the Company has provided its prior written consent; or compliance with the terms of, or the taking of any action required or contemplated by, this Agreement; or the failure to take any action prohibited by this Agreement (excluding the requirement that Parent comply with the terms of Section 5.1(b)), except to the extent the Company has unreasonably withheld its consent under Section 5.1(b), (ix) any fees or expenses incurred in connection with the Contemplated Transactions, or (x) any Legal Proceedings made or brought by any of the current or former stockholders of Parent (on their own behalf or on behalf of Parent) against Parent, Merger Sub, the Company or any of their directors or officers, including Legal Proceedings arising out of the Merger or in connection with any other Contemplated Transactions; except, in each case, with respect to clauses (i) through (iv), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate.
“Parent Net Cash” means, as of 12:01 a.m. Eastern Time on the Closing Date and without duplication, (i) the sum of (A) the cash, cash equivalents and marketable securities of Parent and its Subsidiaries other than Restricted Cash, (B) any prepaid expenses or deposits paid or made by Parent or its Subsidiaries and (C) Parent Legacy Business NWC, minus (ii) the sum of, in each case to the extent unpaid as of 12:01 a.m. Eastern Time on the Closing Date, (A) any Transaction Expenses of Parent or its Subsidiaries, (B) any outstanding Indebtedness of Parent and its Subsidiaries, (C) any Parent Termination Costs (as defined in Section 5.23(d) of the Parent Disclosure Schedule), (D) all premiums, underwriting costs, brokerage commissions, costs, expenses and other amounts in respect of the D&O Tail Policy, (E) any out-of-pocket expenses incurred by Parent prior to the Closing (whether or not payable prior to the Closing) associated with the disposition of the Parent Legacy Business, (F) solely in the event the Wind-Down Activities with respect to any portion of the Parent Legacy Business have been commenced, or are required to be commenced, pursuant to Section 5.23, any Wind-Down Costs as set forth in the Wind-Down Schedule with respect to such portion of the Parent Legacy Business, (G) actual costs incurred in connection with the matters set forth in Section 4.10 of the Parent Disclosure Schedule, (H) solely to the extent not provided for in the Wind-Down Schedule, any Specified Cash-Walk Items (it being understood that if Specified Cash-Walk Items are provided for in the Wind-Down Schedule, the treatment thereof in the Wind-Down Schedule shall govern to the extent conflicting with this paragraph) and (I) any unpaid Taxes incurred or to be incurred, in a Taxable period (or portion thereof) ending on or prior to the Closing Date or otherwise in connection with the Closing, by Parent and its Affiliates, including in connection with the foregoing clauses (A) through (H). Each component of Parent Net Cash, to the extent applicable, shall be determined in accordance with the Accounting Principles or as set forth in the Wind-Down Schedule.
“Parent Net Cash Shortfall” means the amount by which the Parent Net Cash is less than $449,000,000.
“Parent Net Cash Surplus” means the amount by which the Parent Net Cash exceeds $451,000,000.
“Parent Option” means any option to purchase capital stock of Parent (whether granted under any Parent Equity Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted).
“Parent Owned IP” means all Intellectual Property Rights that are owned, or purported to be owned, by Parent or any of its Subsidiaries. For clarity, Parent Owned IP shall not include Intellectual Property Rights that have been denoted by a Governmental Entity as expired, lapsed or abandoned.
“Parent Partner” means any Person (other than Parent or any of its Subsidiaries) that is engaged by or on behalf of the Parent or any of its Subsidiaries to perform any material activities relating to the research, development or manufacture of any Parent Product, including any contract research organization, contract manufacturing organization, contract development and manufacturing organization, clinical trial site operator or other material service provider performing activities subject to regulation under applicable Law on behalf of the Parent or any of its Subsidiaries; provided that, notwithstanding anything else in this Agreement, to the extent any representation relates to a Parent Partner, that aspect of the representation is limited to the matters that have a direct effect on the activities subject to a Contract between the Parent and the Parent Partner and is limited to Parent’s Knowledge.
“Parent Product” means all products and services currently marketed for sale or sold by Parent or any of its Subsidiaries, all products and services under development for sale by Parent or any of its Subsidiaries, and all modified, updated and/or next generation versions or derivatives of the foregoing.
Exhibit A-7

“Parent RSU” means a restricted stock unit that entitles the holder to receive shares of Parent capital stock upon vesting or lapse of restrictions (whether granted under any Parent Equity Plans, assumed by Parent in connection with any merger, acquisition or similar transaction or otherwise issued or granted).
“Parent Termination Fee” means $16,100,000.
“Parent Warrant” means any warrant to purchase capital stock of Parent.
“Permitted Liens” means any (i) Lien (A) for Taxes or other governmental assessments, charges or claims of payment (1) not yet due and payable or (2) the amount or validity of which is being contested in good faith in appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (B) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, or other similar lien arising in the ordinary course of business with respect to liabilities that are not yet due and payable or that are being contested in good faith by appropriate proceedings, (C) with respect to zoning, planning, and other limitations and restrictions, including all rights of any Governmental Entity (but not violations thereof) that are not presently violated and do not materially and adversely affect, impair or interfere with the use of any property affected thereby, (D) that restricts the transfer or assignment of a Contract that is included in the terms of such Contract, (E) with respect to this Agreement and Liens created by the execution and delivery of this Agreement, (F) which is disclosed on the most recent consolidated balance sheet of the Company or Parent, as applicable, or notes thereto which has been previously provided to Parent or the Company, as applicable, or (G) for which adequate reserves have been established, (ii) imperfections of title and (iii) non-exclusive license of Intellectual Property Rights granted in the Ordinary Course of Business.
“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, university, college, research institute or other educational, academic or not-for-profit institution, or other entity.
“Personal Data” means any information maintained by or on behalf of the Company or Parent, or any of their respective Subsidiaries, that includes (i) personal, personally identifiable, sensitive or regulated information or data that relates to an identified or identifiable natural person, (ii) protected health information as defined by HIPAA, (iii) any personal data of clinical trial subjects or participants in any clinical research study conducted by or on behalf of the Company or Parent, or any of their respective Subsidiaries, as applicable, including any data collected pursuant to an informed consent, or (iv) such other data defined as “personal data,” “personally identifiable information,” “consumer health data,” or other similar term in any applicable Data Protection Regulations.
“Post-Closing Equity Incentive Plan” means an equity incentive plan of Parent in form and substance as designated by the Company, reserving for issuance a number of shares of Parent Common Stock to be designated by the Company and containing an annual “evergreen” not to exceed five percent of outstanding shares of Parent Common Stock.
“Post-Closing ESPP” means an “employee stock purchase plan” of Parent in form and substance as designated by Company, reserving for issuance a number of shares of Parent Common Stock to be designated by the Company.
“Reference Date” means June 3, 2026.
“Restricted Cash” means, without duplication, (i) cash of Parent that has been historically classified as restricted cash by Parent or that is otherwise required to be classified as restricted cash in accordance with the Accounting Principles, (ii) cash held outside of the United States that is subject to restrictions or penalties, or otherwise cannot be readily repatriated to the United States (by dividend or similar distribution if held by a Subsidiary), (iii) cash that is represented by real estate lease deposits, (iv) cash that is held in reserve accounts or third-party escrow accounts, and (v) cash collateralizing any obligation, but excluding restricted cash securing corporate credit card obligations; provided that if any cash would be treated as Restricted Cash pursuant to the foregoing clauses (i) through (v) on account of any of lease, escrow, obligation or other liability reflected as a deduct in the calculation of Parent Net Cash, then such cash shall not be deemed to be Restricted Cash. For purposes of determining the amount of cash to be considered Restricted Cash solely as a result of Taxes on repatriation, only the amount of any net Taxes payable to repatriate such cash to the United States shall be considered Restricted Cash.
“Sanctions Laws” means all applicable Laws pertaining to financial, trade and economic sanctions administered by the United States, United Nations, European Union or any member state thereof, or United Kingdom.
“Sanctioned Country” means any country, region or territory that is the subject of comprehensive Sanctions Laws, which currently comprise Cuba, Iran, North Korea, the Crimea region of Ukraine, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, as well as, for the purposes of this Agreement, Syria.
“Sanctioned Person” means any Person with whom dealings are restricted or prohibited under any Sanctions Laws, including the Sanctions Laws of the United States, the United Kingdom, the European Union or the United Nations, including any Person that is (i) organized under the laws of, ordinarily resident in, or located in a Sanctioned Country; (ii) 50% or more owned or controlled by the government of a Sanctioned Country; or (iii) (A) designated on a sanctioned parties list administered by the United States, European Union, United Nations or United Kingdom, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identification List, the Consolidated List of Persons, Groups, and Entities Subject to EU Financial Sanctions, and the UK’s Consolidated Sanctions List (collectively, “Designated Parties”); or (B) 50% or more owned or, where relevant under applicable Sanctions Laws, controlled, individually or in the aggregate, by one or more Designated Party, in each case only to the extent that dealings with such persons are prohibited pursuant to applicable Sanctions Laws.
Exhibit A-8

“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Security Incident” means any unauthorized access, use, processing, transfer or disclosure, accidental or unlawful destruction, or any loss, theft or alteration, of data.
“SomaLogic Equity Plans” means the SomaLogic 2009 Equity Incentive Plan, the SomaLogic 2017 Equity Incentive Plan, and the SomaLogic 2021 Omnibus Incentive Plan.
“Standard IP Contracts” of a Party means (a) shrink-wrap, click-wrap and off-the-shelf Contracts for commercially available software (including provision of software as a service) or services that are generally available on nondiscriminatory pricing terms; (b) non-disclosure agreements, employment agreements, clinical trial agreements, sponsored research agreements, consulting services agreements, material transfer agreements and other agreements entered into in the Ordinary Course of Business, in each case, that do not transfer ownership of material Intellectual Property Rights owned by the Party, or grant rights to use material Intellectual Property Rights owned by the Party for the supply, manufacturing, development or commercialization of products (other than on behalf of, or for the benefit of, the Party or its Subsidiaries); (c) Contracts granting to or granted by the Party or its Subsidiaries a license, ownership or other rights in and to incidental rights (e.g., rights in trademarks or feedback but, for the avoidance, of doubt, excluding rights to any Intellectual Property Rights that are material to the Party and its Subsidiaries, taken as a whole); (d) Contracts granting service providers a non-exclusive, royalty-free license to incidental rights in the Ordinary Course of Business for the provision of such service provider’s services to the Party or its Subsidiaries; and (e) employee invention assignment and consulting agreements that contain assignments of Intellectual Property Rights to the Party or its Subsidiaries.
“Subsidiary” means, with respect to any Person, another Person (i) of which such first Person owns or controls, directly or indirectly, securities or other ownership interests representing (A) more than 50% of the voting power of all outstanding stock or ownership interests of such second Person or (B) the right to receive more than 50% of the net assets available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution, or (ii) of which such first Person is a general partner.
“Tax Return” means all Tax returns, declarations, statements, reports, claims for refund, schedules, forms and information returns, any amended Tax return and any other document filed or required to be filed with a Governmental Entity in connection with the administration or collection of any Taxes.
“Taxes” means any federal, state, local, foreign or other tax, including any income, capital gain, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, Medicare, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and any other taxes, duties or assessments in the nature of a tax imposed by any Governmental Entity, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.
“Training Data” means any data or databases, including any scraped data, processed or otherwise used to train, validate, test or otherwise improve an AI.
“Transaction Expenses” means with respect to each Party, all out-of-pocket fees and expenses incurred by such party at or prior to the Effective Time in connection with this Agreement and the Contemplated Transactions, including (i) any fees and expenses of legal counsel and accountants, financial advisors, investment bankers, brokers, consultants, and other advisors of such party; (ii) 50% of fees paid to the SEC in connection with filing the Registration Statement, the Proxy Statement/Prospectus, and any amendments and supplements thereto, with the SEC; (iii) 50% of fees and expenses in connection with the printing, mailing and distribution of the Registration Statement, including any amendments and supplements thereto, and (iv) with respect to Parent, any unpaid third party costs or expenses related to the Wind-Down Activities or any Parent Legacy Transaction incurred by Parent at or prior to the Effective Time, any unpaid employer portion of payroll or employment Taxes incurred in connection with the grant, exercise, conversion, settlement or cancellation of any equity compensation or other change in control or severance payments (including any bonuses payable) incurred in connection with the Contemplated Transactions by Parent at or prior to the Effective Time.
Exhibit A-9

Annex B

Centerview Partners LLC 31 West 52nd Street New York, NY 10019

June 6, 2026

CONFIDENTIAL

The Board of Directors
Standard BioTools Inc.
50 Milk Street, 10th Floor
Boston, MA 02109
The Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to Standard BioTools Inc., a Delaware corporation (the “Parent”), of the Exchange Ratio (as defined below) provided for pursuant to the Agreement and Plan of Merger and Reorganization dated June 6, 2026 (the “Agreement”) by and among the Parent, Treeline Biosciences, Inc. (the “Company”) and Siri Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of the Parent (“Merger Sub”). The Agreement provides for, among other things, a business combination through the merger of Merger Sub with and into the Company, with the Company being the surviving corporation (the “Merger” and, collectively with the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of the Parent and each share of common stock, par value $0.00001 per share, of the Company and each share of preferred stock, par value $0.00001 per share, of the Company (collectively, “Company Shares”) issued and outstanding immediately prior to the effective time of the Merger (other than Company Shares held in treasury and Dissenting Shares (as defined in the Agreement)) will be automatically converted into the right to receive a number of shares of common stock, par value $0.001 per share, of the Parent (“Parent Shares”), rounded down to the nearest whole share, equal to the Exchange Ratio (as defined in the Agreement), which Exchange Ratio pursuant to the Agreement is based on an assumed valuation of the Parent of $460,000,000 and an assumed valuation of the Company of $2,500,000,000, in each case subject to certain adjustments (as to which we express no opinion) as set forth in the Agreement. The Agreement also provides that prior to the closing, the Parent may declare a dividend to holders of Parent Shares of one contingent value right (each, a “CVR”) for each Parent Share, each CVR representing the right to receive certain contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into by the Parent and the rights agent party thereto. The terms and conditions of the Transaction are more fully set forth in the Agreement.
We have acted as financial advisor to the Board of Directors of the Parent in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide financial advisory services to the Parent, including in connection with the Parent’s sale of its SomaLogic business to Illumina, Inc. in 2025, and we have received compensation from the Parent for such services. In the past two years, we have been or are currently engaged to provide financial advisory services unrelated to the Parent to two companies in which affiliates of Casdin Capital, LLC (“Casdin Capital”), a significant minority stockholder of the Parent, hold a significant minority equity interest, and we have received compensation from one such company, and may receive compensation from the other such company in the future. In the past two years, we have been engaged to provide financial advisory services unrelated to the Parent to two companies in which affiliates of Viking Global Investors LP (“Viking Global”), a significant minority stockholder of the Parent, held a significant minority equity interest, and we have received compensation from such companies in connection with such engagements. In the past two years, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. We may provide financial advisory and other services to or with respect to the Parent, Company, Casdin Capital, Viking Global, or their respective affiliates, including portfolio companies of Casdin Capital and Viking Global in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Parent, the Company, Casdin Capital, or Viking Global, or any of their respective affiliates, including portfolio companies of Casdin Capital and Viking Global, or any other party that may be involved in the Transaction.

Board of Directors
Standard BioTools Inc.
June 6, 2026

In connection with this opinion, we have reviewed, among other things: (i) the Agreement and a Form of CVR Agreement; (ii) the Annual Report on Form 10-K of the Parent for the fiscal year ended December 31, 2025; (iii) certain Quarterly Reports on Form 10-Q of the Parent; (iv) audited consolidated balance sheets for the Company for the fiscal years ended December 31, 2024 and December 31, 2025 and related audited consolidated statements of income and cash flows for the fiscal years ended December 31, 2023, 2024 and 2025, furnished to us by the Company; (v) unaudited consolidated balance sheets and related consolidated statements of income and cash flows for the Company for the fiscal quarters ended March 31, 2025 and the fiscal years ended March 31, 2026 furnished to us by the Company; (vi) certain internal information relating to the capitalization, business, operations, earnings, cash flow, assets, liabilities and prospects of the Company provided by management of Company and furnished to us by the Parent for purposes of our analysis (the “Company Internal Data”); (vii) certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company as adjusted by management of the Parent and furnished to us by the Parent for purposes of our analysis (as so adjusted, the “Company Forecasts”); (viii) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Parent provided by management of the Parent, including (a) certain financial forecasts, analyses and projections relating to the Parent prepared by management of the Parent and furnished to us by the Parent for purposes of our analysis (the “Parent Forecasts”) and (b) a liquidation analysis of the Parent prepared by the management of the Parent and furnished to us by the Parent for purposes of our analysis (the “Parent Liquidation Analysis”) (collectively, the “Parent Internal Data”) and (ix) certain cost savings projected by the management of the Parent to result from the Transaction furnished to us by the Parent for purposes of our analysis (the “Synergies”). We have participated in discussions with members of the senior management and representatives of the Parent regarding their assessment of the Company Internal Data, the Parent Internal Data and the Synergies, as appropriate. In addition, we conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Company Internal Data and Parent Internal Data (including, without limitation, the Company Forecasts and Parent Forecasts) and the Synergies have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company or Parent, as applicable, as to the matters covered thereby and we have relied, at your direction, on the Company Internal Data, the Company Forecasts and Parent Internal Data (including, without limitation the Parent Liquidation Analysis, but excluding the Parent Forecasts) and the Synergies for purposes of our analysis and this opinion. Further, we have assumed, at your direction, that the Parent Liquidation Analysis has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Parent as to the expected realizable value of the Parent assets, assuming an orderly liquidation of such assets and the remaining amounts estimated to be available upon completion of such liquidation for distribution to holders of Parent Shares and we have relied, at your direction, on the Parent Liquidation Analysis for purposes of our analysis and this opinion. We express no view or opinion as to the Company Internal Data, the Company Forecasts, the Parent Internal Data (including, without limitation, the Parent Forecasts and the Parent Liquidation Analysis) or the Synergies or the assumptions on which they are based. We have also assumed, at your direction, that there will be no Parent Net Cash Shortfall or Parent Net Cash Surplus (each, as defined in the Agreement) and that the adjustments to the valuation of the Parent for purposes of the Exchange Ratio in the Agreement will result in a valuation of the Parent of $465,700,000. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Parent or the Company, nor have we been furnished with any such evaluation or appraisal (other than the Parent Liquidation Analysis), and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Parent or the Company. We have assumed, at your direction, that (i) the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Agreement reviewed by us, (ii) the representations and warranties made by the Parent and the Company in the Agreement and related agreements are and will be true and correct in all respects material to our analysis, and (iii) there will be no adjustments to the Consideration that would be material to our analysis or this opinion. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change, including any divestiture requirements or amendments or modifications, will be imposed, the effect of which would be material to our analysis or this opinion. We have further assumed, at your direction, that the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. We have not evaluated and do not express any opinion as to the solvency or fair value of the Parent, the Company or any other person, or the ability of the Parent or such other person to pay its respective obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

Board of Directors
Standard BioTools Inc.
June 6, 2026

We express no view as to, and our opinion does not address, the Parent’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Parent or in which the Parent might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the Parent of the Exchange Ratio provided for pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the CVRs, the CVR Agreement, the form or terms of the CVR with respect to transferability, illiquidity or otherwise, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of the Parent or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Parent, the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Exchange Ratio provided for pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. We also express no view or opinion as to any consequence that may result from the Transaction, including as to the price at which the Parent Shares will trade at any time, including following the announcement or consummation of the Transaction. Our opinion does not constitute a recommendation to any person as to how such person should vote or otherwise act with respect to the Transaction or any other matter.
Our financial advisory services and the opinion expressed herein are provided solely for the information and assistance of Board of Directors of the Parent (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.
Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Exchange Ratio provided for pursuant to the Agreement is fair, from a financial point of view, to the Parent.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex C

June 5, 2026
The Special Committee of the Board of Directors of Standard BioTools Inc.
Standard BioTools Inc.
50 Milk Street, 10th Floor
Boston, Massachusetts 02109
Dear Members of the Special Committee of the Board of Directors of Standard BioTools Inc.:
We understand that Standard BioTools Inc., a Delaware corporation (“Parent”) intends to enter into an Agreement and Plan of Merger and Reorganization, draft dated as of June 5, 2026 (the “Agreement”), among Parent, TreeLine Biosciences, Inc., a Delaware corporation (the “Company”), and Siri Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which, among other things, (i) Merger Sub will merge with and into the Company (the “Merger”); (ii) the Company will survive the Merger as a wholly owned subsidiary of Parent; (iii) each share of common stock, par value $0.00001 per share (“Company Common Stock”), of the Company and each share of preferred stock, par value $0.00001 per share (“Company Preferred Stock” and, together with Company Common Stock, “Company Capital Stock”), of the Company, in each case, issued and outstanding immediately prior to the effective time of the Merger (other than shares of Company Capital Stock held in treasury and the Dissenting Shares (as defined in the Agreement)) will be converted into the right to receive, for each share of Company Capital Stock, a number of shares of common stock, par value $0.001 per share (“Parent Common Stock”), of Parent equal to the Exchange Ratio (as defined in the Agreement), which Exchange Ratio, pursuant to the Agreement, is based on (a) a Parent Valuation (as defined in the Agreement) of (I) $460 million plus (II) the Parent Net Cash Surplus (as defined in the Agreement), if any, minus (III) the Parent Net Cash Shortfall (as defined in the Agreement), if any, plus (IV) the Aggregate Parent Exercise Price (as defined in the Agreement), (and you have directed us to assume that the Parent Net Cash Shortfall and Parent Net Cash Surplus will each be zero, that the Aggregate Parent Exercise Price will be approximately $6 million and that accordingly, the Parent Valuation will be equal to approximately $466 million), (b) a Company Valuation of (i) $2.5 billion plus (ii) the Aggregate Company Exercise Price (as defined in the Agreement), (and you have directed us to assume that the Aggregate Company Exercise Price will be approximately $43 million and that accordingly, the Company Valuation will be equal to approximately $2.543 billion), (c) the number of fully diluted shares of Parent Common Stock, prior to the Reverse Stock Split (as defined below), issued and outstanding immediately prior to the effective time of the Merger and (d) the number of fully diluted shares of Company Common Stock issued and outstanding immediately prior to the effective time of the Merger, which Exchange Ratio is subject to adjustment pursuant to Section 2.7 of the Agreement as to which adjustment we express no view or opinion; (iv) Parent may declare a dividend (the “Closing Dividend”) to holders of Parent Common Stock of record of one contingent value right (each, a “CVR”) for each outstanding share of Parent Common Stock held by such stockholders as of the close of business on the last business day prior to the day on which the effective time of the Merger occurs, each representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, a Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into by Parent and the rights agent party thereto; (v) Parent will effect a reverse split of the outstanding shares of Parent Common Stock (the “Reverse Stock Split”); and (vi) Parent may sell, license, transfer, dispose of, divest or otherwise monetize the Parent Legacy Business (as defined in the Agreement and any such transaction giving effect thereto, a “Parent Legacy Transaction”) or in lieu of pursuing a Parent Legacy Transaction with respect to all or any portion of the Parent Legacy Business, may commence the wind-down of the Parent Legacy Business. Any Closing Dividend or Parent Legacy Transaction together with the Reverse Stock Split are collectively referred to herein as the “Related Transactions” and the Related Transactions together with the Merger are collectively referred to herein as the “Transaction”. The terms and conditions of the Transaction are more fully set forth in the Agreement.
You have requested our opinion as to the fairness, from a financial point of view, to Parent of the Exchange Ratio provided for in the Merger.
UBS Securities LLC (“UBS”) has acted as financial advisor to the Special Committee of the Board of Directors (“Board”) of Parent (the “Special Committee”) in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion, a portion of which is payable upon execution of the Agreement and a significant portion of which is contingent upon consummation of the Transaction. In addition, Parent has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. UBS Group AG (the indirect parent of UBS) and its subsidiaries, branches and affiliates provide a wide range of commercial banking, investment banking and other activities (including wealth and investment management, corporate finance, subscription lines, asset management, securities issuing, trading and brokerage activities, research and other investment and financial businesses and services). During the past two years, UBS or one of its affiliates acted as financial advisor to a special committee of the Board of Parent in connection with the sale of the SomaScan business for which UBS or its affiliates have received compensation. During the past two years, UBS and/or its affiliates have not provided services to Casdin Capital LLC, a significant shareholder of Parent (“Casdin”), and/or its affiliates or the Company and/or its affiliates and have not received compensation therefrom. In the future, UBS and/or its affiliates may provide services to Parent, Casdin and their respective affiliates and/or the Company and its affiliates for which UBS and/or its affiliates may receive compensation. In addition, in the ordinary course of business, UBS, its affiliates and their respective employees may currently own or trade or otherwise originate, hedge or enforce interests in loans, debt and/or equity securities of Parent (including its affiliates), Casdin (including its affiliates) and/or the Company (including its affiliates) for its own account or for the accounts of customers, and may at any time hold a long or short position in, or security interests over, such securities.

The Special Committee of the Board of Directors of Standard BioTools Inc.
June 5, 2026

Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to Parent, including without limitation winding down Parent, or Parent’s underlying business decision to effect the Transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Exchange Ratio to the extent expressly specified herein, of the Agreement or any related documents or the form of the Transaction, including, but not limited to, any of the Related Transactions, the CVRs, the CVR Agreement, the Parent Voting Agreement (as defined in the Agreement) or the Lock-Up Agreements (as defined in the Agreement). In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Exchange Ratio. We express no opinion as to what the value of Parent Common Stock or CVRs will be when issued pursuant to the Transaction or the price at which Parent Common Stock will trade at any time. In rendering this opinion, we have assumed, with your consent, that (i) the final executed form of the Agreement will not differ in any material respect from the draft that we have reviewed, (ii) the parties to the Agreement will comply with all material terms of the Agreement and the CVR Agreement, as applicable, and (iii) the Transaction will be consummated in accordance with the terms of the Agreement and the CVR Agreement without any adverse waiver or amendment of any material term or condition thereof. We also have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on Parent, the Company or the Transaction.
In arriving at our opinion, we have, among other things:
i.	reviewed certain publicly available business and financial information relating to the Company and Parent;
ii.
reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of Parent that were not publicly available, including financial forecasts and estimates prepared by the management of the Company as adjusted by the management of Parent that you have directed us to utilize for purposes of our analysis (the “Company Projections”);

iii.
reviewed certain internal financial information and other data relating to the business and financial prospects of Parent that were provided to us by the management of Parent that were not publicly available, including financial forecasts and estimates with respect to Parent on a standalone basis as a going concern prepared by the management of Parent (the “Going Concern Projections”) and a wind-down analysis of Parent prepared by the management of Parent (the “Parent Wind-Down Analysis”);

iv.
reviewed certain estimates as to the amount of Parent Net Cash Surplus, if any, and the Parent Net Cash Shortfall, if any, in each case, prepared by the management of Parent and that you have directed us to utilize for purposes of our analysis (“Parent Net Cash Estimates”);

v.	conducted discussions with members of the senior management of Parent concerning the businesses and financial prospects of Parent and the Company;
vi.	performed a discounted cash flow analysis of the Company in which we analyzed the future cash flows of the Company using the Company Projections;
vii.	reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant;
viii.	reviewed the Agreement; and
ix.	conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate.
In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Parent or the Company, nor have we been furnished with any such evaluation or appraisal (other than the Parent Wind-Down Analysis). With respect to the Company Projections and Parent Net Cash Estimates, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Special Committee and the management of Parent as to the future financial performance or status of Parent and the Company and the other matters covered thereby. In addition, we have assumed with your approval that the Company Projections and Parent Net Cash Estimates will be achieved at the times and in the amounts projected. Further, we express no view or opinion with respect to the Company Projections, the Going Concern Projections, the Parent Wind-Down Analysis or Parent Net Cash Estimates or the assumptions on which they are based. We have relied on the assessments of the management of Parent as to, among other things, the product pipeline, future products, technology and intellectual property of the Company, including the viability of and risks associated with such product pipeline, future products, technology and intellectual property. You have advised us, and at your direction we have relied upon and assumed that (a) Parent’s assets and liabilities are comprised solely of cash and certain operating assets and related liabilities; and (b) (i) Parent has suffered significant recurring losses from operations, (ii) Parent’s management has prepared the Going Concern Projections and the Parent Wind-Down Analysis and (iii) the Board and the Special Committee have determined that the Parent Wind-Down Analysis reflects the best currently available estimates and judgments as to the future financial performance of Parent on a standalone basis and that the Going Concern Projections do not reflect the best currently available estimates and

The Special Committee of the Board of Directors of Standard BioTools Inc.
June 5, 2026

judgments as to the future financial performance of Parent on a standalone basis. We also have assumed, with your consent, that the Transaction will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof. The issuance of this opinion was approved by an authorized committee of UBS.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio provided for in the Merger is fair, from a financial point of view, to Parent.
This opinion is provided for the benefit of the Special Committee (in its capacity as such) in connection with, and for the purpose of, its evaluation of the Exchange Ratio in the Transaction.
Very truly yours,
   UBS SECURITIES LLC

By:	/s/ Kapil Gupta	By:	/s/ James Chan
	Name: Kapil Gupta		Name: James Chan
	Title: Managing Director		Title: Managing Director

Annex D
FORM OF VOTING AGREEMENT
This Voting Agreement (this “Agreement”), dated as of June 6, 2026, is entered into by and among Treeline Biosciences, Inc., a Delaware corporation (the “Company”), Standard BioTools Inc., a Delaware corporation (“Parent”), Siri Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the persons listed on the attached Schedule A who are signatories to this Agreement (each, a “Stockholder”, and collectively, the “Stockholders”).
RECITALS
WHEREAS, concurrently herewith, the Company, Parent and Merger Sub are entering into an Agreement and Plan of Merger and Reorganization (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”);
WHEREAS, as of the date of this Agreement, each Stockholder is the record and/or “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of the number of shares of Parent Common Stock set forth on Schedule A opposite such Stockholder’s name (all of such shares of Parent Common Stock owned of record or beneficially by such Stockholder as of the date of this Agreement, the “Owned Shares” and, together with any additional shares of Parent Common Stock or other voting securities of Parent of which such Stockholder acquires record or beneficial ownership after the date of this Agreement, including by purchase, as a result of a stock dividend, stock split, recapitalization, combination, consolidation, reclassification, exchange or change of such shares, or other similar transaction, or upon exercise or conversion of any securities (including any Parent Warrants, Parent Options, Parent RSUs or Parent ESPP Options) and that such Stockholder is entitled to vote on the applicable matter, such Stockholder’s “Covered Shares”);
WHEREAS, in connection with the negotiation and execution of the Merger Agreement and related agreements and the transactions contemplated thereby, the board of directors of Parent established a special committee thereof consisting solely of “disinterested directors” (as defined in Section 144(e)(4) of the DGCL) (the “Parent Special Committee”);
WHEREAS, as a condition and inducement to the willingness of the Company, Parent and Merger Sub to enter into the Merger Agreement and to proceed with the transactions contemplated thereby, including the Merger, the Parent Share Issuance, the Parent Reverse Stock Split, the Parent Charter Amendment and the adoption of the Post-Closing Equity Incentive Plan and Post-Closing ESPP, the Company, Parent, Merger Sub and the Stockholders are entering into this Agreement; and
WHEREAS, the Stockholders acknowledge that each of the Company, Parent and Merger Sub are entering into the Merger Agreement in reliance on the representations, warranties, covenants and other agreements of the Stockholders set forth in this Agreement and would not enter into the Merger Agreement if the Stockholders did not enter into this Agreement.
AGREEMENT
NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:
1. Certain Definitions. All capitalized terms that are used but not defined herein have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms have the following respective meanings:
(a) “Permitted Liens” means (i) Liens that would not reasonably be expected to interfere adversely with the performance by the applicable Stockholder of its obligations hereunder, (ii) any bona fide pledge of the Covered Shares to any financial institution in connection with a bona fide financing transaction so long as such pledge does not prevent or otherwise restrict the Stockholders from voting the Covered Shares in accordance with this Agreement, (iii) Liens arising under applicable Law, including any statutory, judicial or administrative liens imposed without the willful action or omission of the applicable Stockholder, or (iv) any voting agreement or arrangement or grant of any proxy, power of attorney or other authorization either with respect to routine matters at an annual meeting of Parent stockholders, or that is not inconsistent with such Stockholder’s obligations pursuant to this Agreement.
(b) “Termination Time” means the earliest to occur of (i) the date and time of the termination of the Merger Agreement in accordance with its terms, (ii) the date and time at which the Parent Stockholder Approval is obtained, (iii) the Effective Time, (iv) the written agreement of Parent, Merger Sub, the Company and the Stockholders to terminate this Agreement, and (v) with respect to any Stockholder, the date and time of any modification, waiver or amendment to any provision of the Merger Agreement without such Stockholder’s prior written consent which is adverse in any material respect to such Stockholder.
(c) A Person will be deemed to have effected a “Transfer” of a security if such Person, whether voluntarily or involuntarily, directly or indirectly, (i) sells, pledges, encumbers, hypothecates, leases, assigns, gifts, grants an option with respect to, transfers, exchanges, tenders or disposes (by merger, by testamentary disposition, by operation of law or otherwise) of such security or any interest in such security, (ii) creates or permits any Liens, (iii) deposits such security into a voting trust or enters into a voting agreement or arrangement or grants any proxy, power of attorney or other authorization with respect thereto that is inconsistent with such Stockholder’s obligations under this Agreement or (iv) enters into an agreement to take any of the actions referred to in the foregoing clauses (i) through (iii); provided, however, that “Transfer” shall not include the creation, incurrence or existence of any Permitted Lien.

2. Transfer Restrictions. Except as expressly provided for in this Agreement or the Merger Agreement, from the date of this Agreement until the Termination Time, each Stockholder shall not Transfer (or cause or permit the Transfer of) any of such Stockholder’s Covered Shares except with the Company’s prior written consent. Notwithstanding anything to the contrary in this Agreement, this Section 2 shall not prohibit a Transfer of Covered Shares by a Stockholder to (i) any of such Stockholder’s Affiliates or limited partners (including, for the avoidance of doubt, any distribution in kind to the limited partners), (ii) if such Stockholder is a natural person, any member of such Stockholder’s immediate family or to a trust for the benefit of such Stockholder or any member of such Stockholder’s immediate family, or (iii) any person or entity if and to the extent required by any non-consensual legal order, by divorce decree or by will, intestacy or other similar law; provided that in the case of clauses (i) and (ii), such a Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in writing (in form and substance reasonably satisfactory to the Company) to be bound by all of the obligations of such Stockholder under this Agreement with respect to such Covered Shares being Transferred. Any Transfer or attempted Transfer of any Covered Shares in violation of this Section 2 shall be null and void and of no effect whatsoever.
3. Agreement to Vote.
(a) From the date of this Agreement until the Termination Time, at the Parent Stockholders Meeting and any other meeting of the stockholders of Parent (and at every adjournment or postponement thereof) to vote on any matter contemplated by this Agreement, however called, each Stockholder shall vote, or cause to be voted, all of such Stockholder’s Covered Shares owned at the record date of such meeting:
(i) in favor of the approval of the Parent Share Issuance, the Parent Charter Amendment, the Parent Reverse Stock Split and the adoption of the Post-Closing Equity Incentive Plan and the Post-Closing ESPP;
(ii) in favor of the approval of any proposal to adjourn the meeting to a later date, if there is not a quorum or sufficient affirmative votes (in person or by proxy) to obtain the Parent Stockholder Approval on the date on which such meeting is held;
(iii) against any action or agreement that would reasonably be expected to result in the conditions of the Contemplated Transactions not being fulfilled or a breach of a covenant, representation or warranty or any other material obligation or agreement of Parent contained in the Merger Agreement;
(iv) against any action, proposal, transaction or agreement that would reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions or the fulfillment of Parent’s or Merger Sub’s conditions to Closing under the Merger Agreement; and
(v) against any action or proposal in favor of any Parent Acquisition Proposal.
(b) From the date of this Agreement until the Termination Time, each Stockholder shall appear, or shall cause to appear the applicable entity that is the record holder of any of such Stockholder’s Covered Shares, as applicable (in person, by proxy or by any other means permitted by the bylaws of Parent), at each meeting of the stockholders of Parent, adjournment or postponement thereof, to vote on any matter contemplated by this Agreement and shall cause all of such Stockholder’s Covered Shares to be counted as present thereat for purposes of calculating a quorum.
(c) [In the event of a Parent Change in Recommendation by the Parent Special Committee, (i) 37.5% of Covered Shares entitled to vote on any applicable matter set forth in Section 3(a) that is the subject of such Parent Change in Recommendation (an “Applicable Matter”) shall be released from the requirements set forth in Section 3(a) and Section 3(b) above (the “Voting Requirements”), and the Stockholders shall be free to vote such released shares in their full and absolute discretion, and (ii) if the Covered Shares of the Stockholders subject to the Voting Requirements, together with the “Covered Shares” of any other stockholders subject to similar voting requirements under voting agreements entered into with the Company in connection with the Merger Agreement and then in full force and effect, shall equal, in the aggregate, greater than 30% of the issued and outstanding shares of Parent’s capital stock entitled to vote on the Applicable Matter on the applicable record date, then a number of Covered Shares shall be released pro rata from the Voting Requirements (and the Stockholders shall be free to vote such released shares in their full and absolute discretion) such that the Covered Shares of the Stockholders subject to the Voting Requirements, together with the “Covered Shares” of any other stockholders subject to similar voting requirements under voting agreements entered into with the Company in connection with the Merger Agreement and then in full force and effect, shall equal, in the aggregate, 30% of the issued and outstanding shares of Parent’s capital stock entitled to vote on the Applicable Matter on the applicable record date (such reduction under this clause (ii) to apply on a pro rata basis with any other stockholders who are subject to a corresponding reduction requirement) ((i) and (ii) collectively, the “Voting Cut-Backs”).]1
(d) Nothing in this Agreement, including this Section 3, limits or restricts any Stockholder, or any Affiliate or designee of any Stockholder, who serves as a member of or observer to the Parent Board or as an officer of Parent in acting or voting in his or her capacity as a director, board observer or officer of Parent and exercising his or her fiduciary duties and responsibilities or fulfilling his or her role as a director, board observer or officer, as applicable, in each case as such Person determines in his, her or its reasonable discretion (including with respect to the interpretation and discharge of such duties, responsibilities and role), it being understood that this Agreement applies to each Stockholder solely in such Stockholder’s capacity as a stockholder of Parent and does not apply to such Stockholder’s or any such Affiliate or designee’s actions, judgments or decisions as a director, board observer or officer of Parent, and such actions (or failures to act) (including, but not limited to, advocating for, voting for, or otherwise supporting a Parent Adverse Recommendation Change or Parent Superior Proposal or making any non-public statement to the Company, other members of the Parent Board, any committee thereof, or other directors or officers of Parent or Company in support of a Parent Adverse Recommendation Change or Parent Superior Proposal) shall not be deemed to constitute a breach of this Agreement.
[1]
Included in certain of the Voting Agreements such that the aggregate number of outstanding shares of common stock of Parent subject to the Voting Requirements is reduced to approximately 30% of the outstanding shares of common stock of Parent in the event of a Parent Change in Recommendation.

4.  No Inconsistent Agreements. Each Stockholder hereby represents, covenants and agrees that, except as contemplated by this Agreement, such Stockholder (a) has not entered into, and shall not enter into at any time prior to the Termination Time, any voting agreement or voting trust with respect to any of such Stockholder’s Covered Shares and (b) except for Permitted Liens of the type described in clause (iv) of the definition thereof, has not granted, and shall not grant at any time prior to the Termination Time, a proxy or power of attorney with respect to any of such Stockholder’s Covered Shares, in either case, that is inconsistent with such Stockholder’s obligations pursuant to this Agreement.
5. Representations and Warranties of Each Stockholder. Each Stockholder hereby represents and warrants to Parent, Merger Sub and the Company, solely as to itself and not as to any other Stockholder or other Person, as follows:
(a)  Power; Organization; Binding Agreement. Such Stockholder has the power and authority (in the case of each Stockholder that is not a natural person) or capacity (in the case of each Stockholder that is a natural person) to execute and deliver this Agreement, to perform such Stockholder’s obligations hereunder and to consummate the transactions contemplated hereby. With respect to each Stockholder that is not a natural person, (i) the execution, delivery and performance by such Stockholder of this Agreement, and the consummation by such Stockholder of the transactions contemplated hereby, have been duly authorized by all necessary corporate, limited liability company, limited liability partnership or similar equivalent action on the part of such Stockholder and (ii) such Stockholder is duly organized, validly existing and in good standing under the applicable Law of its jurisdiction of formation. This Agreement has been duly executed and delivered by such Stockholder, and, assuming due authorization, execution and delivery by Parent, Merger Sub and the Company, this Agreement is enforceable against such Stockholder in accordance with its terms, except that such enforceability may be limited by the Enforceability Exceptions.
(b) No Conflicts. None of the execution and delivery by such Stockholder of this Agreement, the performance by such Stockholder of such Stockholder’s obligations hereunder or the consummation by such Stockholder of the transactions contemplated hereby will (i) require any consent or approval under, or result in a violation or breach of, any agreement to which such Stockholder is a party or by which such Stockholder is bound, (ii) result in the creation of any Lien on any of the Covered Shares, (iii) violate any applicable Law or Judgment or (iv) with respect to a Stockholder that is not a natural person, violate the organizational documents of such Stockholder, in each case, except for such consents, approvals, breaches, Liens or violations that would not, individually or in the aggregate, prevent or materially delay such Stockholder from performing such Stockholder’s obligations under this Agreement.
(c) Ownership of Covered Shares. As of the date of this Agreement, such Stockholder is the beneficial owner of such Stockholder’s Covered Shares. As of the date of this Agreement, all such Stockholder’s Covered Shares are owned free and clear of any Liens other than Permitted Liens, and no Person has a right to acquire any of such Covered Shares. As of the date of this Agreement, except as set forth on Schedule A, other than such Stockholder’s Owned Shares, such Stockholder does not own beneficially or of record any (i) shares of capital stock or voting securities of Parent, (ii) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent or (iii) options or other rights to acquire from Parent any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent.
(d) Voting Power. Such Stockholder has the requisite voting power, power of disposition, power to issue instructions with respect to the matters set forth herein and power to agree to all of the matters set forth in this Agreement necessary to take all actions required under this Agreement, in each case with respect to all of the securities subject to this Agreement owned by such Stockholder, subject to applicable federal securities laws and those arising under the terms of this Agreement.
(e) Reliance by the Company, Parent and Merger Sub. Such Stockholder understands and acknowledges that each of the Company, Parent and Merger Sub is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement (including the representations and warranties made by such Stockholder herein).
(f) Consents and Approvals. The execution and delivery of this Agreement by such Stockholder does not, and the performance by such Stockholder of such Stockholder’s obligations under this Agreement and the consummation of the transactions contemplated hereby will not, require such Stockholder to obtain any consent, approval, authorization or permit of, or to make any filing with or notification to, any Governmental Entity, except in each case for filings with the SEC or where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings and notifications, would not, either individually or in the aggregate, prevent or materially delay the performance by such Stockholder of any of such Stockholder’s obligations hereunder.
(g) No Brokers. Neither such Stockholder nor any of its Representatives or Affiliates has employed or made any agreement with any broker, finder or similar agent or any Person that will result in the obligation of such Stockholder, the Company, Parent or any of their respective Affiliates to pay any finder’s fee, brokerage fees or commission or similar payment in connection with the transactions contemplated hereby.
6. Additional Covered Shares. Prior to the Termination Time, in the event that a Stockholder acquires record or beneficial ownership of, or the power to vote or direct the voting of, any additional shares of Parent Common Stock or other voting interests with respect to Parent, such shares of Parent Common Stock or other voting interests will, without further action of the parties, be deemed Covered Shares held by such Stockholder and subject to the provisions of this Agreement, the number of shares of Parent Common Stock held by such Stockholder will be deemed amended accordingly, and such shares of Parent Common Stock or voting interests will automatically become subject to the terms of this Agreement as Covered Shares (subject in all events to the Voting Cut-Backs). In the event of any stock split, stock dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of Parent affecting the Covered Shares, the terms of this Agreement shall apply to the resulting securities of Parent.

7. Representations and Warranties of Parent, Merger Sub and the Company. Each of Parent, Merger Sub and the Company hereby represents and warrants to each Stockholder, solely as to itself and not as to any other Person, as follows:
(a) Organization and Qualification. Each of Parent, Merger Sub and the Company is duly formed, validly existing and in good standing under the laws of the State of Delaware. Each of Parent, Merger Sub and the Company have all requisite corporate power and authority to enter into the Merger Agreement and this Agreement.
(b) Authority; Binding Nature. Each of Parent, Merger Sub and the Company have all requisite corporate power and authority to (i) execute and deliver this Agreement, (ii) perform its covenants and obligations hereunder and (iii) subject to the receipt of the Company Stockholder Approval, in the case of the Company, the Parent Stockholder Approval, in the case of Parent, and with respect to Merger Sub, the adoption of the Merger Agreement by Parent in its capacity as sole stockholder of Merger Sub, consummate the transactions contemplated hereby to be consummated by it and consummate the Contemplated Transactions. The execution and delivery of this Agreement by each of Parent, Merger Sub and the Company, the performance of each of their covenants and obligations hereunder and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary action on the part of Parent, Merger Sub and the Company, as applicable, and no additional actions are necessary for (A) the execution and delivery of this Agreement by Parent, Merger Sub and the Company; (B) the performance by each of Parent, Merger Sub and the Company of its covenants and obligations hereunder; or (C) the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent, Merger Sub and the Company (assuming due authorization, execution and delivery by the Stockholders) constitutes a valid and binding obligation of Parent, Merger Sub and the Company, enforceable against Parent, Merger Sub and the Company in accordance with its terms, except that such enforceability may be limited by the Enforceability Exceptions.
(c) No Conflicts. None of the execution and delivery by each of Parent, Merger Sub and the Company of this Agreement, the performance by each of Parent, Merger Sub and the Company of its obligations hereunder or the consummation by each of Parent, Merger Sub and the Company of the transactions contemplated hereby will (i) require any consent or approval under, or result in a violation or breach of, any agreement to which Parent, Merger Sub or the Company is a party or by which Parent, Merger Sub or the Company may be bound, including any voting agreement or voting trust, (ii) result in the creation of any Lien on any of the assets or properties of Parent, Merger Sub or the Company, (iii) violate any applicable Law or Judgment or (iv) violate the organizational documents of Parent, Merger Sub or the Company.
(d) No Litigation; Orders. As of the date of this Agreement, there is no claim, complaint, suit, proceeding, hearing, enforcement audit, investigation, arbitration, or other adverse action pending or, to the knowledge of Parent, Merger Sub or the Company, threatened against Parent, Merger Sub or the Company, as applicable, at law or in equity before or by any Governmental Entity that questions the validity of this Agreement, the Merger Agreement or the performance by Parent, Merger Sub or the Company of its obligations under this Agreement or the Merger Agreement. As of the date of this Agreement, Parent, Merger Sub and the Company are not subject to any injunction, writ, judgment, decree, determination, ruling or other order of any kind or nature by any Governmental Entity that would reasonably be expected to impair in any material respect the ability of Parent, Merger Sub or the Company to perform its obligations hereunder or to consummate the transactions contemplated by this Agreement or the Merger Agreement.
8. Spousal Consent. If a Stockholder is a married individual and any of its Owned Shares constitutes community property or otherwise needs spousal or other approval for this Agreement to be legal, valid and binding, such Stockholder shall deliver to Parent, Merger Sub and the Company, concurrently herewith, a duly executed consent of such Stockholder’s spouse, in the form attached hereto as Schedule B.
9. Waiver. Each Stockholder agrees not to initiate, or join any stockholder class, in any action, suit, litigation, arbitration, or proceeding that (i) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement, (ii) relates to the negotiation, execution or delivery of this Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby or thereby or (iii) alleges that the execution and delivery of this Agreement by such Stockholder, or the approval of the Merger Agreement by the Parent Board, breaches any fiduciary duty of the Parent Board or any member thereof; provided that this Section 9 shall not be deemed a waiver of any rights of any Stockholder or such Stockholder’s Affiliates, successors, assigns and Representatives for any breach of this Agreement or the Merger Agreement by Parent, Merger Sub or the Company, and nothing in this Section 9 shall restrict or prohibit any Stockholder or any of its Affiliates or Representatives from asserting counterclaims or defenses in connection with any Legal Proceeding commenced or threatened against it by any Person, or from enforcing its rights under this Agreement, the Merger Agreement, or any of Parent’s, the Company’s or their respective subsidiaries’ governing organizational or other governing documents.
10. No Solicitation. During the period from the date of this Agreement until the Termination Time, each Stockholder hereby covenants not to, and shall not authorize or permit its Affiliates or Representatives to, take, directly or indirectly, any action that Parent would then be prohibited from taking under Section 5.3(a) of the Merger Agreement, it being understood that any action in compliance with Sections 5.3(a), 5.3(b), 5.3(f) or 5.3(g) of the Merger Agreement or otherwise permitted by this Agreement or the Merger Agreement shall not be deemed a breach by any Stockholder of this Section 10. Notwithstanding anything to the contrary provided in this Agreement, each Stockholder and any of its Affiliates and Representatives shall not be prohibited from participating in any discussions or negotiations with respect to a possible tender and support, voting or similar agreement in connection with a Parent Acquisition Proposal in the event that Parent is permitted to take the actions set forth in Section 5.3(b) of the Merger Agreement with respect to such Parent Acquisition Proposal.
11. Termination. This Agreement and all rights and obligations of the parties hereunder will terminate and have no further force or effect as of the Termination Time; provided that the representations and warranties contained in Sections 5 and 7 of this Agreement will terminate at the Effective Time; provided, further, that Section 9, this Section 11, Section 12, Section 14 and Section 16 shall survive the termination of this

Agreement. Notwithstanding the foregoing, nothing set forth in this Section 11 or elsewhere in this Agreement relieves any party hereto from liability or damages, or otherwise limits the liability or damages of any party hereto, for any fraud or Willful Breach. For purposes of this Agreement, “fraud” means intentional and knowing common law fraud under Delaware law in the representations and warranties set forth in this Agreement.
12. Miscellaneous.
(a) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.
(b) Assignment. Except in connection with a Transfer of any Covered Shares in accordance with Section 2, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, and any purported assignment in violation hereof shall be null and void ab initio. Subject to the immediately preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by, the parties hereto and their respective successors and permitted assigns.
(c) Amendment and Modification; Waiver. This Agreement may be amended or waived by any party only if such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective. Any failure of any of the parties to comply with any obligation, covenant, agreement or condition in this Agreement may be waived by any of the parties entitled to the benefit thereof only by a written instrument signed by each such party granting such waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law or in equity.
(d) Specific Performance. The parties acknowledge and agree that irreparable damage would occur and that the parties would not have any adequate remedy at law if any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that each of the Company and Parent shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at Law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to applicable Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach or that the Company or Parent otherwise have an adequate remedy at law. The parties acknowledge that the agreements contained in this Section 12(d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.
(e) Notices. All notices, requests, claims, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement shall be in writing and shall be deemed to have been given (a) when personally delivered, (b) when transmitted via email to the email address set forth below (to the extent that no “bounce back” or similar message indicating non-delivery is received with respect thereto) or (c) upon confirmed delivery if being sent by registered mail or by courier or express delivery service, in each case to the parties at the applicable address set forth below:

if to Parent or Merger Sub:

Standard BioTools Inc. 50 Milk Street, 10th Floor Boston, MA 02109 Attention: [***] Email: [***]

with copies to (which shall not constitute notice):

Freshfields US LLP
3 World Trade Center
175 Greenwich Street
New York, NY 10007
Attention: Damien R. Zoubek; Jenny Hochenberg; Abigail G. Hathaway
Email: damien.zoubek@freshfields.com; jenny.hochenberg@freshfields.com; abigail.hathaway@freshfields.com if to the Company:

Treeline Biosciences, Inc. [***] Attention: [***] Email: [***]

with copies to (which shall not constitute notice):

Fenwick & West LLP 401 Union St, 5th Floor Seattle, WA 98101 Attention: Effie Toshav; David Michaels Email: EToshav@fenwick.com; DMichaels@fenwick.com if to the Stockholders:

[•] [•] Attention: [•] Email: [•]

with copies to (which shall not constitute notice):

[•] [•] Attention: [•] Email: [•]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Unless a different deadline for the delivery of notices, requests, claims, demands and other communications is expressly provided for in this Agreement, all such notices, requests instructions, demands and other communications will be deemed given on the day delivered pursuant to the means set forth above if delivered before 5:00 p.m. Eastern Time, and otherwise on the next following day.
(f) No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, will give to any Person (other than the parties hereto and their respective successors and permitted assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their permitted successors and assigns.
(g)  Governing Law. This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware (regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws) and for all purposes shall be governed by and construed in accordance with the Laws of such State applicable to contracts to be made and performed entirely within such State.
(h) Jurisdiction. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware located in New Castle County or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (i) of this Section 12(h); (iii) waives any objection to laying venue in any such action or proceeding in such courts; (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; and (v) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 12(e).
(i) Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implication of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 12(i).
(j) Acknowledgements. Each of the parties hereto acknowledges that such party has been represented by counsel of such party’s choice throughout all negotiations that have preceded the execution of this Agreement, and that such party has executed the same with the advice of such counsel. Each party and such party’s counsel cooperated and participated in the drafting and preparation of this Agreement and the documents referred to in this Agreement, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of such party’s drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto.

(k) Entire Agreement. This Agreement, taken together with the Schedules attached hereto and the Merger Agreement to the extent referenced herein, constitutes the entire agreement among the parties hereto with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties hereto with respect to the subject matter of this Agreement.
(l) Interpretation. The rules of construction set forth in Section 8.11 of the Merger Agreement shall apply to this Agreement, mutatis mutandis.
(m) Expenses. Except as otherwise expressly provided in this Agreement or the Merger Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party hereto incurring such fees or expenses.
(n) No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may only be made against, the Persons that are expressly identified as parties hereto and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith.
13. Counterparts. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).
14. Stockholder Obligations Several and Not Joint. The obligations of each Stockholder hereunder shall be several and not joint, and no Stockholder shall be liable for any breach of the terms of this Agreement by any other Stockholder.
15. Action by Parent. Actions taken under this Agreement on behalf of Parent will be taken only with the approval of the Parent Special Committee (if such committee is in existence at the time such action is to be taken).
16. No Ownership Interest. Each Stockholder, solely as to itself and not as to any other Stockholder or other Person, has agreed to enter into this Agreement and act in the manner specified in this Agreement for consideration. Except as expressly set forth in this Agreement, all rights and all ownership and economic benefits of and relating to each Stockholder’s Covered Shares will remain vested in and belong to such Stockholder, and nothing herein will, or will be construed to, grant Parent, Merger Sub or the Company any power, sole or shared, to direct or control the voting or disposition of any of such Covered Shares. Nothing in this Agreement will be interpreted as creating or forming a “group” with any other Person, including other holders listed on Schedule A, for purposes of Rule 13d-5(b)(1) of the Exchange Act or any other similar provision of applicable Law.
17. Disclosure. Each Stockholder hereby (a) authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC or other applicable Law and in the Proxy Statement/Prospectus filed by Parent such Stockholder’s identity and ownership of the Covered Shares and the nature of such Stockholder’s obligations under this Agreement and (b) agrees to promptly give to Parent any information it may reasonably require for the preparation of any such announcement or disclosure; provided, however, that each of the Company and Parent hereby agree that any such announcement or disclosure, if relating to such Stockholder or any designee of any Stockholder, who serves as a member of or observer to the Parent Board or as an officer of Parent, or such Stockholder’s or any designee’s or observer’s involvement in or awareness of the transactions contemplated by this Agreement or the Merger Agreement, shall, to the extent practicable, be subject to such Stockholder’s advance review and reasonable approval before its public filing, issuance or dissemination (collectively, including the Proxy Statement/Prospectus, “Public Disclosure”). Drafts of any Public Disclosure shall be delivered to the Stockholders for review not less than three (3) Business Days (or, in the case of an exigent filing or release, twenty-four (24) hours) prior to the intended filing, issuance or dissemination.
18. Further Assurances. Each of the parties hereto shall execute and deliver, or cause to be executed and delivered, all further documents and instruments and use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Law to perform their respective obligations as expressly set forth under this Agreement.
[The remainder of this page is intentionally left blank; signature pages follow.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

TREELINE BIOSCIENCES, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

STANDARD BIOTOOLS INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

SIRI MERGER SUB, INC.

By:
Name:
Title:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

[STOCKHOLDER]

Name:
Title:

Annex E
FORM OF LOCK-UP AGREEMENT

June 6, 2026
Ladies and Gentlemen:
The undersigned stockholder (the “Undersigned”) to this lock-up agreement (this “Lock-Up Agreement”) understands that Standard BioTools Inc., a Delaware corporation (“Parent”), has entered into an Agreement and Plan of Merger and Reorganization, dated as of June 6, 2026 (as the same may be amended from time to time, the “Merger Agreement”) with Siri Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent, and Treeline Biosciences, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.
As a condition and inducement to each of Parent and the Company to enter into the Merger Agreement and to consummate the transactions contemplated thereby, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Undersigned hereby irrevocably agrees that, subject to the exceptions set forth herein, without the prior written consent of Parent, the Undersigned will not, during the period commencing upon the Closing and ending on the date that is 180 days after the Closing Date (the “Restricted Period”):
(1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for shares of Parent Common Stock (including without limitation, shares of Parent Common Stock or such other securities of Parent which may be deemed to be beneficially owned by the Undersigned in accordance with the rules and regulations of the SEC and securities of Parent which may be issued upon exercise of an option to purchase shares of Parent Common Stock or a warrant to purchase shares of Parent Common Stock) that are currently or hereafter owned by the Undersigned, except as set forth below (collectively, the “Undersigned’s Shares”);
(2) enter into any swap, short sale, hedge or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Undersigned’s Shares regardless of whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of shares of Parent Common Stock or other securities, in cash or otherwise;
(3) make any demand for, or exercise any right with respect to, the registration of any shares of Parent Common Stock or any security convertible into or exercisable or exchangeable for shares of Parent Common Stock (other than such rights set forth in the Merger Agreement); or
(4) publicly disclose the intention to do any of the foregoing.
The restrictions and obligations contemplated by this Lock-Up Agreement shall not apply to:
(a) transfers of the Undersigned’s Shares:
(1) (A) to any person related to the Undersigned (or to an ultimate beneficial owner of the Undersigned) by blood or adoption who is an immediate family member of the Undersigned, or by marriage or domestic partnership (a “Family Member”), or to a trust formed for the benefit of the Undersigned or any of the Undersigned’s Family Members, (B) to the Undersigned’s estate, following the death of the Undersigned, by will, other testamentary document, intestacy or other operation of Law, (C) as a bona fide gift or a charitable contribution, (D) by operation of Law such as pursuant to a qualified domestic order or in connection with a divorce settlement or (E) to any partnership, corporation, limited liability company, investment fund or other entity which is controlled by or under common control with the Undersigned and/or by any such Family Member(s);
(2) if the Undersigned is a corporation, partnership, limited liability company or other entity, (A) to another corporation, partnership, limited liability company, trust or other entity that is a direct or indirect affiliate (as defined under Rule 12b-2 of the Exchange Act) of the Undersigned, including investment funds or other entities that control or manage, are under common control or management with, or are controlled or managed by, the Undersigned or affiliates of the Undersigned (including, for the avoidance of doubt, where the Undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), (B) as a distribution or dividend to equity holders, current or former general or limited partners, members, managers, beneficiaries or shareholders (or to the estates of any of the foregoing), as applicable, of the Undersigned (including upon the liquidation and dissolution of the Undersigned pursuant to a plan of liquidation approved by the Undersigned’s equity holders), (C) as a bona fide gift or a charitable contribution or otherwise to a trust or other entity for the direct or indirect benefit of an immediate family member of a beneficial owner (as defined in Rule 13d-3 of the Exchange Act) of the Undersigned’s Shares, (D) transfers or dispositions not involving a change in beneficial ownership , (E) to a nominee or custodian of a person or entity to whom a transfer or distribution would be permissible under this clause (a) or, (F) with the prior written consent of Parent; or
(3) if the Undersigned is a trust, to any grantors or beneficiaries of the trust; provided that, in the case of any transfer or distribution pursuant to this clause (a), such transfer is not for value (other than transfers pursuant to clause (a)(1)(A), clause (a)(1)(E), clause (a)(2)(A) or clause (a)(2)(F)) and each donee, heir, beneficiary or other transferee or distributee shall sign and deliver to Parent a lock-up agreement substantially in the form of this Lock-Up Agreement with respect to the shares of Parent Common Stock or such other securities that have been so transferred or distributed;

(b) the exercise of an option to purchase shares of Parent Common Stock (including net or cashless exercise of an option to purchase shares of Parent Common Stock) and any related transfer of shares of Parent Common Stock to Parent for the purpose of paying the exercise price of such options or for paying taxes (including estimated taxes) due as a result of the exercise of such options; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;
(c) transfers of shares of Parent Common Stock sold in open market transactions during the Restricted Period to generate such amount of net proceeds to the Undersigned from such sales (after deducting any commissions) in an aggregate amount up to the total amount of taxes or estimated taxes (as applicable) that become due as a result of the vesting of Parent restricted stock units or the exercise of any Parent stock options during the Restricted Period; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;
(d) transfers to Parent in connection with the net settlement of any other equity award that represents the right to receive in the future shares of Parent Common Stock, settled in shares of Parent Common Stock, to pay any tax withholding obligations; provided that, for the avoidance of doubt, the underlying shares of Parent Common Stock shall continue to be subject to the restrictions on transfer set forth in this Lock-Up Agreement;
(e) (1) transfers of shares of Parent Common Stock pursuant to any contract, instruction or plan in effect on the date hereof that satisfies the requirements of Rule 10b5-1 under the Exchange Act (a “Rule 10b5-1 Plan”) and (2) the establishment, modification or amendment of a Rule 10b5-1 Plan for the transfer of shares of Parent Common Stock; provided that such plan does not provide for any transfers of shares of Parent Common Stock during the Restricted Period;
(f) pledges of the Undersigned’s Shares as collateral or security for any loan or similar financing activity with one or more banks, financial institutions, or lending institutions in effect as of the Closing Date;
(g) transfers, distributions, sales or other transactions by the Undersigned of shares of Parent Common Stock purchased by the Undersigned on the open market or in a public offering by Parent following the Effective Time;
(h) transfers by the Undersigned of shares of Parent Common Stock purchased by the Undersigned prior to the Effective Time that are unrelated to those shares of Parent Common Stock to be issued as consideration pursuant to the Merger Agreement;
(i) transfers of the Undersigned’s Shares pursuant to a bona fide third party tender offer, merger, consolidation or other similar transaction made to all holders of Parent’s capital stock involving a change of control of Parent, and the Undersigned may enter into any lock-up, voting or similar agreement pursuant to which the Undersigned may agree to transfer, sell, tender or otherwise dispose of the Undersigned’s Shares in connection with such transaction; provided that in the event that such tender offer, merger, consolidation or other such transaction is not completed, the Undersigned’s Shares shall remain subject to the restrictions contained in this Lock-Up Agreement;
(j) transfers of the Undersigned’s Shares pursuant to an order of a court or regulatory agency;
(k) transfers of the Undersigned’s Shares to Parent pursuant to any agreement or arrangement under which Parent has the option to repurchase such Undersigned’s Shares or a right of first refusal with respect to transfers of such Undersigned’s Shares or there is a forfeiture of the Undersigned’s Shares, in each case upon termination of service of the Undersigned; or
(l) any shares of Parent Common Stock or other securities acquired after the Closing Date; provided, further, that, with respect to each of (a), (b), (c), (d) and (e) above, (x) other than with respect to clause (a), no filing by any party (including any donor, donee, transferor, transferee, distributor or distributee) under Section 16 of the Exchange Act or other public announcement shall be made voluntarily reporting a reduction in beneficial ownership of shares of Parent Common Stock or any securities convertible into or exercisable or exchangeable for Parent Common Stock in connection with such transfer or disposition during the Restricted Period (other than any exit filings or a filing on a Form 5 made after the expiration of the Restricted Period), and (y) if any filing under Section 16(a) of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of shares of Parent Common Stock in connection with such transfer or distribution, shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes therein, in reasonable detail, a description of the circumstances of the transfer and that the shares remain subject to the lock-up agreement.
For purposes of this Lock-Up Agreement, “change of control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of Parent’s voting securities if, after such transfer, Parent’s stockholders as of immediately prior to such transfer do not hold a majority of the outstanding voting securities of Parent (or the surviving entity).
In addition, in the event that, during the Restricted Period, any release or waiver of the foregoing restrictions is granted in respect of shares of Parent Common Stock held by an executive officer or director or other person who has executed a lock-up agreement in substantially the same form as this Lock-Up Agreement (a “Discretionary Release”), Parent agrees that the same percentage of shares of Parent Common Stock held by the Undersigned shall be released on the same terms from the lock-up restrictions set forth in this Lock-Up Agreement.
The provisions of this paragraph will not apply if (1)(a) the Discretionary Release is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this Lock-Up Agreement to the extent and for the duration that such terms remain in effect at the time of the transfer, or (2) the Discretionary Release is granted to any individual party or a collection of individual parties by Parent in an aggregate amount less than or equal to 1% of Parent’s total then outstanding shares of Parent Common Stock (calculated on an as-converted, fully-diluted basis); provided further that if the Discretionary Release is granted to any stockholder in connection with any public offering that is wholly or partially a secondary follow-on public offering (a “Follow-on Offering”) of shares of Parent Common Stock pursuant to a registration statement that is filed with the SEC and the Undersigned has been given the opportunity to participate in such Follow-on Offering on a pro rata basis and otherwise on the same terms as any other equity holders participating in such Follow-on Offering, then the provisions of this paragraph shall only apply with respect to the Undersigned’s participation in such Follow-on Offering. The Company will notify the Undersigned of a Discretionary Release at least two business days prior to the Discretionary Release.
Any attempted transfer in violation of this Lock-Up Agreement will be of no effect and null and void, regardless of whether the purported transferee has any actual or constructive knowledge of the transfer restrictions set forth in this Lock-Up Agreement, and will not be recorded on the share register of Parent. In furtherance of the foregoing, the Undersigned agrees that Parent and any duly appointed transfer agent for the registration or transfer of the securities described herein are hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of this Lock-Up Agreement. Parent may cause the legend set forth below, or a legend substantially equivalent thereto, to be placed upon any certificate(s) or other documents, ledgers or instruments evidencing the Undersigned’s ownership of Parent Common Stock:
THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AND MAY ONLY BE TRANSFERRED IN COMPLIANCE WITH A LOCK-UP AGREEMENT, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE COMPANY.
The Undersigned hereby represents and warrants that the Undersigned has full power and authority to enter into this Lock-Up Agreement. All authority herein conferred or agreed to be conferred and any obligations of the Undersigned shall be binding upon the successors, assigns, heirs or personal representatives of the Undersigned.
Upon the release of any of the Undersigned’s Shares from this Lock-Up Agreement, Parent will promptly cooperate with the Undersigned to facilitate the timely preparation and delivery of certificates or book-entry positions representing the Undersigned’s Shares without the restrictive legend above and the withdrawal of any stop transfer instructions imposed by virtue of this Lock-Up Agreement.
The Undersigned understands that if the Merger Agreement is terminated for any reason, the Undersigned shall be released from all obligations under this Lock-Up Agreement. The Undersigned understands that Parent is proceeding with the transactions contemplated by the Merger Agreement in reliance upon this Lock-Up Agreement.
Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Lock-Up Agreement were not performed in accordance with their specific terms (including failing to take such actions as are required of it hereunder to consummate this Lock-Up Agreement) or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Lock-Up Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the parties waives any bond, surety or other security that might be required of any other party with respect thereto. Each of the parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.
This Lock-Up Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the parties arising out of or relating to this Lock-Up Agreement, each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (ii) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with the foregoing clause (i) of this paragraph, (iii) waives any objection to laying venue in any such action or proceeding in such courts, (iv) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party and (v) irrevocably and unconditionally waives the right to trial by jury. This Lock-Up Agreement constitutes the entire agreement between the parties to this Lock-Up Agreement and supersedes all other prior agreements, arrangements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Lock-Up Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Lock-Up Agreement (in counterparts or otherwise) by all parties by facsimile or electronic transmission in PDF format shall be sufficient to bind the parties to the terms and conditions of this Lock-Up Agreement.
[SIGNATURE PAGE FOLLOWS]

Very truly yours,

Print Name of Stockholder:

Signature (for individuals):

Signature (for entities):
By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Acknowledged and Agreed:

STANDARD BIOTOOLS INC.

By:
Name:
Title:

[Signature Page to Lock-Up Agreement]

Annex F
FORM OF CONTINGENT VALUE RIGHTS AGREEMENT
This Contingent Value Rights Agreement (this “Agreement”), dated as of [•] (the “Effective Date”), is entered into by and between Treeline Biosciences Holdings, Inc., a Delaware corporation (“Parent”), and [•], a [•], as Rights Agent (as defined herein).
RECITALS
A. Parent, Siri Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Treeline Biosciences, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger and Reorganization, dated as of June 6, 2026 (as it may be amended, supplemented or otherwise modified from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent. Capitalized terms used but not otherwise defined herein have the meanings ascribed thereto in the Merger Agreement.
B. Pursuant to the Merger Agreement, and in accordance with the terms and conditions thereof, prior to the Effective Time, Parent may declare a dividend (the “Closing Dividend”) to its stockholders of record of one contingent value right for each outstanding share of Parent Common Stock held by such stockholder as of the close of business on the CVR Record Date, representing the right to receive contingent payments upon the occurrence of certain events set forth in, and subject to and in accordance with the terms and conditions of, this Agreement.
C. Prior to the Effective Date, Parent has declared the Closing Dividend, with the payment of the Closing Dividend expressly conditioned upon the occurrence of the Effective Time.
D. The parties to this Agreement have done all things reasonably necessary to make the contingent value rights, when issued hereunder, the valid obligations of Parent and to make this Agreement a valid and binding agreement of Parent, in accordance with its terms.
Now, Therefore, in consideration of the premises and the consummation of the transactions referred to above, it is mutually covenanted and agreed, for the proportionate benefit of all Holders, as follows:
ARTICLE 1
DEFINITIONS
1.1 Definitions.
The following terms have the meanings ascribed to them as follows:
“Acting Holders” means, at any time, the registered Holders of more than 30% of the total number of CVRs outstanding at such time, as set forth on the CVR Register.
“Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by Contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.
“Assignee” has the meaning set forth in Section 6.6.
“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.
“CVR” means a contingent contractual right of Holders to receive the CVR Payments pursuant to this Agreement.
“CVR Accounting Principles” means GAAP applied in a manner consistent with the accounting principles, policies, procedures and methodologies used by Parent (to the extent in accordance with GAAP) in the preparation of its most recently publicly filed with the SEC annual audited financial statements of Parent.
“CVR Payment” means, for any CVR Payment Period, a number of shares of Parent Common Stock equal to the quotient of (a) the aggregate Net Proceeds actually received by Parent and its Affiliates during such CVR Payment Period divided by (b) the Reference Price, subject to Section 2.7; provided, that in no event will the aggregate number of shares of Parent Common Stock distributed pursuant to this Agreement across all CVR Payment Periods exceed 76,000,000 shares (the “Share Cap”).
“CVR Payment Period” means each of the following consecutive periods occurring during the CVR Term: (i) the period commencing on the Effective Date and ending on the 12-month anniversary of the Effective Date and (ii) each successive 12-month period thereafter during the CVR Term.
“CVR Payment Statement” means, for a given CVR Payment Period during the CVR Term, a written statement of Parent, signed on behalf of Parent, certifying to and setting forth in reasonable detail and with supporting calculations (i) the Gross Proceeds received by Parent and its Affiliates during such CVR Payment Period, (ii) the Permitted Deductions for such CVR Payment Period and the resulting calculation of Net Proceeds for such CVR Payment Period and (iii) the resulting aggregate CVR Payment payable to Holders, if any, in respect of such Net Proceeds for such CVR Payment Period.
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“CVR Register” has the meaning set forth in Section 2.2(b).
“CVR Term” means the period beginning on the Effective Date and ending on the fifth anniversary of the Effective Date.
“Disposition” means the sale, license, transfer, disposition, divestiture or other monetization transaction (including any disposition providing for earnout payments, milestone payments, royalty payments, contingent payments or similar payments received pursuant to licensing or other arrangements) to a third party of any Legacy Asset by Parent or its Affiliates.
“Disposition Agreement” means any definitive agreement with respect to a Parent Legacy Transaction.
“Existing Legal Proceeding” means any Legal Proceeding pending, threatened or settled as of the Effective Time involving Parent or any of its current or former Subsidiaries or any current or former officer, employee, or director, of or to Parent or any of its current or former Subsidiaries or controlled Parent Affiliates (in his or her capacity as such), including any demands for disclosure or other remedies in connection with the Merger.
“Gross Proceeds” means, for any CVR Payment Period, without duplication, the sum of: (i) any proceeds actually received by Parent and its Affiliates during such CVR Payment Period (whether upfront or in the form of earnout, milestone, royalty, contingent or other similar payments) under a Disposition Agreement, (ii) any proceeds actually received by Parent and its Affiliates during such CVR Payment Period from the conversion, repayment, redemption or disposition of, or otherwise relating to or derived from, any convertible notes or other investments held by Parent or its Affiliates in another Person as of the Effective Date, (iii) any third-party earnout, milestone, royalties, contingent or other similar payments actually received by Parent and its Affiliates during such CVR Payment Period under Contracts of Parent or its Affiliates in effect as of the Effective Date (including any Illumina Payment Amounts), in each case that were not included in the calculation of Parent Net Cash pursuant to the Merger Agreement and (iv) any Final Parent Net Cash Surplus (which Final Parent Net Cash Surplus shall, for the avoidance of doubt, only be included in the calculation of Gross Proceeds for one CVR Payment Period); provided that, for the avoidance of doubt, Gross Proceeds shall not include any amounts that are Incidental Benefits. Non-cash proceeds shall only constitute Gross Proceeds to the extent they are either (A) equity securities listed and traded on a national stock exchange and without restrictions on transfer, in which case they shall have such value as quoted on such national securities exchange at the time of receipt of such equity securities by Parent or its applicable Affiliate, or (B) otherwise, disposed of by Parent in accordance with Section 4.1 during the CVR Term, in which case such non-cash proceeds shall have such value, without duplication, as is received by Parent or its applicable Affiliate, either in cash or equity securities described in the preceding clause (A), in respect of any disposition thereof.
“Holder” means, at the relevant time, a Person in whose name one or more CVRs are registered in the CVR Register.
“Holder Representative” means the Legacy Parent Directors or any nationally recognized securityholder representation firm appointed by Parent pursuant to Section 8.13 of the Merger Agreement.
“Illumina Agreement” means that certain Stock Purchase Agreement, dated June 22, 2025, by and between Parent and Illumina, Inc.
“Illumina Payment Amounts” means the aggregate cash payment amounts received by Parent from Illumina, Inc. following the Effective Time pursuant to Sections 2.4, 2.5 and 2.7 of the Illumina Agreement.
“Incidental Benefits” means any amounts paid to, received or realized by Parent that are:
(a) Tax attributes, Tax refunds, Tax credits, Tax deductions or other Tax benefits (including utilization of net operating losses, basis increases, amortization or depreciation deductions, or reductions in Tax liability), in each case generated as a result of any transaction or payment otherwise giving rise to Gross Proceeds, excluding, for the avoidance of doubt, the extent to which any Tax attributes (including net operating losses) that existed as of the Effective Time reduce the amount described in clause (a) of the definition of Permitted Deductions;
(b) reimbursements or payments for research, development, clinical, regulatory, manufacturing, commercialization, patent or other costs or services; and
(c)  other ancillary, indirect or incidental benefits, rights or value received in connection with or arising out of the Disposition Agreement.
“Law” means any federal, state, local, county, regional, foreign or transnational law, statute, regulation, code, ordinance, common law, ruling, writ, award, zoning law, building code or decree of any Governmental Entity.
“Legacy Assets” means all of Parent’s rights, assets (other than cash and cash equivalents), technology and intellectual property used in or relating to the Parent Legacy Business. For clarity, the Legacy Assets shall not include any rights, assets, technology or intellectual property owned or controlled by the Company or its Subsidiaries prior to the Closing.
“Liability” means any liability, indebtedness, obligation, expense, claim, deficiency, guaranty or endorsement of any kind, whether accrued, absolute, contingent, matured, unmatured or otherwise.
“Loss” has the meaning set forth in Section 3.2(g).
“Net Proceeds” means, for any CVR Payment Period, (i) Gross Proceeds for such CVR Payment Period minus (ii) Permitted Deductions for such CVR Payment Period plus (iii) if any, any Reserve True-Up. For clarity, to the extent Permitted Deductions exceed Gross Proceeds for any CVR Payment Period, any excess Permitted Deductions shall be applied against Gross Proceeds in subsequent CVR Payment Periods.
“Notice” has the meaning set forth in Section 6.1.
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“Officer’s Certificate” means a certificate signed by the chief executive officer and the chief financial officer of Parent, in their respective official capacities.
“Permitted Deductions” means, for any CVR Payment Period, the sum of, without duplication, in each case only to the extent not included in the calculation of Parent Net Cash and not included in the calculation of Permitted Deductions for any prior CVR Payment Period:
(a) any applicable Tax (including any applicable value added or sales taxes) imposed on Gross Proceeds received during such CVR Payment Period or otherwise payable by Parent or any of its Affiliates, including, without duplication, any income or other similar Taxes payable by Parent or any of its Affiliates, in each case that would not have been incurred by Parent or any of its Affiliates but for such Gross Proceeds; provided that, for purposes of calculating income Taxes payable by Parent or any of its Affiliates in respect of the Gross Proceeds, such income Taxes shall be calculated taking into account any and all net operating losses or other Tax attributes generated by Parent or any of its Affiliates (excluding the Company and its Subsidiaries) in a taxable period (or portion thereof) ending on or before the Closing Date that are available under applicable Tax law to offset such income (on a “more likely than not” basis), after taking into account any limits on the usability of such Tax attributes, including under Section 382 of the Code;
(b) any reasonable and documented out-of-pocket costs and expenses incurred in good faith and actually paid by Parent or any of its Affiliates during such CVR Payment Period in connection with the negotiation, entry into and closing of any Disposition Agreement or the Disposition of any Legacy Asset;
(c)  any reasonable and documented liabilities, costs and expenses incurred in good faith by Parent or any of its Affiliates during such CVR Payment Period in connection with the wind-down, termination or liquidation of all or any part of the Parent Legacy Business, including any such costs and expenses associated with the termination of any Parent Contracts that were in effect immediately prior to the Effective Time, and the costs of performing and servicing any such Contracts after Closing and prior to the termination thereof (including deferred revenues in accordance with the CVR Accounting Principles);
(d) (i) any amount, to the extent paid or reasonably reserved or reasonably accrued in accordance with the CVR Accounting Principles, in respect of such CVR Payment Period (and not previously reserved or paid) on Parent’s balance sheet, or that Parent determines, acting in good faith and in consultation with the Holder Representative and outside counsel advising the relevant parties on the matter in question, it could reasonably be expected to incur or pay (collectively, “Reserved” amounts and “Reserve” as applicable) with respect to any potential indemnification or warranty obligations under any Disposition Agreement (to the extent in excess of any escrow or holdback thereunder) and, to the extent not included in such amount, any Losses incurred or reasonably expected to be incurred by Parent or any of its Affiliates arising out of any third-party claims, demands, actions, or other proceedings relating to or in connection with any Disposition, including indemnification obligations as set forth in a claims notice received by Parent or any of its Affiliates pursuant to any Disposition Agreement plus (ii) the amount of any reasonable and documented out-of-pocket expenses incurred in good faith and actually paid by Parent or any of its Affiliates during such CVR Payment Period in connection with the matters set forth in clause (i) above solely to the extent such amounts were not included in a Reserved amount taken into account in the calculation of Permitted Deductions with respect to such CVR Payment Period pursuant to clause (i) above or any prior CVR Payment Period;
(e) any amounts payable by Parent or any of its Affiliates pursuant to Contracts of Parent representing Legacy Assets during CVR Payment Period, including costs arising from the termination thereof, but determined net of any payments actually received by Parent and any of its Affiliates under the terms of any such Contract during such CVR Payment Period;
(f) any amounts payable to the Rights Agent in connection with the distribution of any CVR Payments during such CVR Payment Period;
(g) any liabilities that existed (including as contingent liabilities) as of the Closing and that were required to be included in the calculation of Parent Net Cash under the Merger Agreement, to the extent that such liabilities were not so included in such calculation and were not included in the calculation of any Permitted Deductions for any prior CVR Payment Period;
(h) any reasonable and documented out-of-pocket costs incurred in good faith and actually paid by Parent or its Affiliates during such CVR Payment Period in enforcing the rights of Parent (or any Affiliate thereof) to receive any Illumina Payment Amounts or in defending any claims by Illumina pursuant to the Illumina Agreement, and any payments required to be made to Illumina or any of its Affiliates in connection with the Illumina Agreement or any such transactions (including with respect to any breach thereof);
(i) (i) any amount, to the extent Reserved or paid, in respect of such CVR Payment Period (and not previously Reserved or paid) with respect to Liabilities arising out of (A) the settlement of any Existing Legal Proceeding; provided that such settlement is entered into with the consent of the Holder Representative, (B) any order, writ, injunction, judgment or decree to which Parent or any of its Affiliates is a party or is otherwise bound relating to any Existing Legal Proceeding or (C) indemnification obligations owed by Parent or any of its Affiliates to any Person related to any Existing Legal Proceedings plus (ii) the amount of any reasonable and documented out-of-pocket expenses incurred in good faith and actually paid by Parent or any of its Affiliates during such CVR Payment Period in connection with the matters set forth in clause (i) above solely to the extent such amounts were not included in a Reserved amount taken into account in the calculation of Permitted Deductions with respect to such CVR Payment Period pursuant to clause (i) above or any prior CVR Payment Period; and
(j) any amounts payable by Parent or any of its Affiliates to employees described in clauses (ii) and (iii) of the definition of Retained Employee List as set forth in Section 5.23(d) of the Parent Disclosure Schedule (including wages, salaries, bonuses, benefits, severance and the employer portion of any payroll or employment Taxes incurred in connection therewith) during such CVR Payment Period.
F-3

To the extent any deductions set forth in the foregoing paragraphs (a) through (j) are modified by the Wind-Down Schedule, the Wind-Down Schedule shall govern with respect thereto.
Permitted Deductions shall not be available for, and may not include, any Liabilities to the extent reflected in Parent Net Cash.
In the event that any matter with respect to which a Reserved amount was taken into account in the calculation of Permitted Deductions as provided in clauses (d)(i) and (i)(i) above and such matter is resolved and the amount of any reasonable and documented out-of-pocket expenses incurred in good faith and actually paid, or actually owing, by Parent or any of its Affiliates in respect of such matter is less than the applicable Reserved amount, the difference (a “Reserve True-Up”) (i) shall be credited to, and shall increase, Gross Proceeds for the immediately succeeding CVR Payment Period or (ii) in the event the CVR Term has expired, shall be distributed to the CVR Holders as if the CVR Term was still in effect.
Notwithstanding the foregoing, Permitted Deductions shall not include any Liabilities, costs, expenses or other amounts to the extent arising out of, in connection with, resulting from or otherwise relating to any breach or failure to perform by Parent or any of its Affiliates following the Closing of or with respect to any of their respective covenants, agreements and other obligations under any Disposition Agreement or any remaining liabilities under any Investor Agreements.
“Permitted Transfer” means a Transfer of one or more CVRs (i) upon death of a Holder by will or intestacy, (ii) pursuant to a court order, (iii) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity, (iv) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, (v) to any trust, family partnership, family limited liability company or other estate planning vehicle for the benefit of the Holder or the Holder’s immediate family members or (vi) as provided in Section 2.5.
“Person” means any natural person, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Entity, university, college, research institute or other educational, academic or not-for-profit institution, or other entity.
“Pro Rata Share” means, with respect to any Holder, the quotient obtained by dividing (i) the aggregate number of CVRs held by such Holder by (ii) the aggregate number of outstanding CVRs held by all Holders, in each case, as reflected in the CVR Register.
“Reference Price” means for the calculation of the CVR Payment for any CVR Payment Period, an amount equal to the quotient of (i) the sum of the Parent Valuation plus the Company Valuation, divided by (ii) the sum, without duplication, of (A) the product of the Company Outstanding Shares multiplied by the Exchange Ratio and (B) the Parent Outstanding Shares.
“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent shall have been appointed pursuant to Article 3 of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.
“Securities Act” means the Securities Act of 1933, as amended.
“Transfer” means transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition and each Contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.
“Subsidiary” means, with respect to any Person, another Person (i) of which such first Person owns or controls, directly or indirectly, securities or other ownership interests representing (A) more than 50% of the voting power of all outstanding stock or ownership interests of such second Person or (B) the right to receive more than 50% of the net assets available for distribution to the holders of outstanding stock or ownership interests upon a liquidation or dissolution, or (ii) of which such first Person is a general partner.
ARTICLE 2
CONTINGENT VALUE RIGHTS
2.1 Holders of CVRs; Appointment of Rights Agent.
(a) The CVRs represent the contractual rights of Holders to receive contingent payment of the aggregate CVR Payments from Parent pursuant to this Agreement. The initial Holders shall be the holders of Parent Common Stock as of the close of business on the last Business Day prior to the day on which the Effective Time occurs (the “CVR Record Date”). One CVR will be issued with respect to each share of Parent Common Stock that is outstanding as of the close of business on the CVR Record Date.
(b) Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement, and the Rights Agent hereby accepts such appointment.
2.2 No Certificate; Registration; Registration of Transfer; Change of Address.
(a) Holders’ rights and obligations in respect of the CVRs derive solely from this Agreement. The CVRs will not be evidenced by a certificate or other instrument.
(b) The Rights Agent will create and maintain a register (the “CVR Register”) for the purposes of (i) identifying the Holders of CVRs, (ii) determining the Holders’ entitlement to CVRs and (iii) registering the CVRs and Permitted Transfers thereof. The CVR Register will be created, and CVRs will be distributed, pursuant to written instructions to the Rights Agent from Parent.
F-4

(c) Subject to the restrictions on transferability set forth in Section 2.6, every request made to Transfer CVRs must be in writing and accompanied by a written instrument of transfer reasonably acceptable to the Rights Agent, together with the signature guarantee of a guarantor institution which is a participant in a signature guarantee program approved by the Securities Transfer Association (a “signature guarantee”) and other requested documentation in a form reasonably satisfactory to the Rights Agent, duly executed and properly completed, as applicable, by the Holder or Holders thereof, or by the duly appointed legal representative, personal representative or survivor of such Holder or Holders, setting forth in reasonable detail the circumstances relating to the proposed Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination in accordance with its own internal procedures, that the transfer instrument is in proper form and that the proposed Transfer would be a Permitted Transfer and otherwise complies on its face with the other terms and conditions of this Agreement (including the provisions in Section 2.6), register the Transfer of the applicable CVRs in the CVR Register. All Transfers of CVRs registered in the CVR Register will be the valid obligations of Parent, evidencing the same right, and entitling the transferee to the same benefits and rights under this Agreement, as those held by the transferor. Parent and the Rights Agent may require payment by the applicable Holder of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of transfer (or evidence from the applicable Holder that such Taxes and charges are not applicable). No Transfer of CVRs shall be valid until registered in the CVR Register and unless such Transfer would not violate the Securities Act. Any putative Transfer not duly registered in the CVR Register or in violation of the Securities Act shall be null and void ab initio.
(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. Such written request must be duly executed by such Holder. Upon receipt of such written notice, the Rights Agent shall promptly record the change of address in the CVR Register. The Acting Holders may, without duplication, make a written request to the Rights Agent for a list containing the names, addresses and number of CVRs of the Holders that are registered in the CVR Register. Upon receipt of such written request from the Acting Holders, the Rights Agent shall promptly deliver a copy of such list to the Acting Holders.
2.3 Payment Procedures.
(a) No later than 60 days following the end of each CVR Payment Period during the CVR Term, Parent shall deliver to the Rights Agent a CVR Payment Statement for such CVR Payment Period. Concurrent with the delivery of each CVR Payment Statement, on the terms and conditions of this Agreement, Parent shall cause to be deposited with the Rights Agent, for further distribution to the Holders in accordance with the terms hereof, or as the Rights Agent directs, a number of shares of Parent Common Stock representing such CVR Payment (or applicable portion thereof); provided that in the event that the aggregate Net Proceeds on any CVR Payment Statement is less than $5,000,000, no CVR Payment shall be deposited with the Rights Agent for the applicable CVR Payment Period, and instead such Net Proceeds shall be added to the Net Proceeds for the subsequent CVR Payment Periods until (A) the aggregate Net Proceeds for a CVR Payment Period (after giving effect to all carry-over additions) are at least $5,000,000 or (B) the final CVR Payment Period.
(b) Upon receipt of (i) any deposit of shares of Parent Common Stock referred to in Section 2.3(a), the Rights Agent will promptly (and in any event within 10 Business Days) deliver, or cause to be delivered, to each Holder the number of shares of Parent Common Stock equal to such Holder’s Pro Rata Share of the applicable CVR Payment or (ii) any wire transfer referred to in Section 2.7, the Rights Agent will promptly (and in any event within 10 Business Days) pay, by check mailed, first-class postage prepaid, to the address of each Holder set forth in the CVR Register at such time or by other method of delivery as specified by the applicable Holder in writing to the Rights Agent, an amount in cash equal to such Holder’s Pro Rata Share of the applicable Fractional Cash Payment.
(c) For the avoidance of doubt, with respect to any Net Proceeds that are paid to Parent or its Affiliates, Parent shall have no further liability in respect of the respective CVR Payment upon delivery of such CVR Payment to the Rights Agent in accordance with Section 2.3(a) and the satisfaction of each of Parent’s obligations under this Section 2.3.
(d) Parent and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts required to be paid or distributed under this Agreement (including any issuance of a CVR pursuant to this Agreement or any CVR Payment payable pursuant to this Agreement), such amounts as Parent or the Rights Agent reasonably determines it is required to deduct and withhold with respect to the making of such payment or distribution (including in respect of the distribution of CVRs) under any provision of applicable Law relating to Taxes. To the extent that amounts are so deducted and withheld pursuant to this paragraph (d), such deducted and withheld amounts will be treated for all purposes of this Agreement as having been paid or distributed to the Holder in respect of which such deduction and withholding were made. The Rights Agent will solicit from each Holder a properly completed IRS Form W-9 or the appropriate version of IRS Form W-8, as applicable, at or prior to any distribution or other payment to such Holder under this Agreement. If Parent or the Rights Agent fails to withhold any Tax required to be withheld pursuant to any issuance of a CVR or CVR Payment, Parent and the Rights Agent will be entitled to deduct and withhold, or cause to be deducted and withheld, such Taxes (including any interest and penalties) from subsequent payments with respect to the applicable CVR or, at Parent’s option, the Holder of such applicable CVR shall promptly pay such Tax to Parent upon request.
(e) Any portion of a CVR Payment that remains undistributed to the Holders on the date that is twelve months after the Rights Agent’s receipt of the applicable CVR Payment will be delivered by the Rights Agent to Parent or a Person nominated in writing by Parent (with written notice thereof from Parent to the Rights Agent), and any Holder will thereafter look only to Parent for payment of such CVR Payment (which shall be without interest).
(f) If any CVR Payment (or portion thereof) remains unclaimed by a Holder on the date that is two years after the Rights Agent’s receipt of the applicable CVR Payment Statement or the CVR Payment (or immediately prior to such earlier date on which such CVR Payment would otherwise escheat to or become the property of any governmental authority), then: (i) such CVR Payment (or portion thereof) will, to the extent permitted by applicable Law, become the property of Parent and will be transferred to Parent or a Person nominated in writing by Parent (with written
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notice thereof from Parent to the Rights Agent), free and clear of all claims or interest of any Person previously entitled thereto, and no consideration or compensation shall be payable therefor, and (ii) the CVRs to which such payment relate shall be deemed abandoned in accordance with Section 2.5 and shall no longer be deemed outstanding for any purpose (including for purposes of calculating each Holder’s Pro Rata Share). Neither Parent nor the Rights Agent will be liable to any Person in respect of a CVR Payment delivered to a public official pursuant to any applicable abandoned property, escheat or similar legal requirement under applicable Law. In addition to and not in limitation of any other indemnity obligation herein, Parent agrees to indemnify and hold harmless the Rights Agent with respect to any liability, penalty, cost or expense the Rights Agent may incur or be subject to in connection with transferring such property to Parent or a public official.
2.4 No Voting, Dividends or Interest; No Equity or Ownership Interest.
(a) CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable in respect of CVRs.
(b) CVRs will not represent any equity or ownership interest in Parent or any of its Affiliates. The sole right of the Holders to receive property hereunder is the right to receive CVR Payments, if any, in accordance with the terms hereof.
(c) The CVRs and the possibility of any payment hereunder with respect thereto are highly speculative and subject to numerous factors outside of Parent’s control, and there is no assurance that Holders will receive any payments under this Agreement or in connection with the CVRs. It is highly possible that there will not be any CVR Payments. Neither Parent nor its Affiliates owe, by virtue of their obligations under this Agreement, a fiduciary duty or any implied duties to the Holders and the parties hereto intend solely the express provisions of this Agreement to govern their contractual relationship with respect to the CVRs. This Section 2.4(c) is an essential and material term of this Agreement.
2.5 Ability to Abandon CVR. A Holder may at any time, at such Holder’s option or upon the failure to claim payment under Section 2.3(f), abandon all of such Holder’s remaining rights represented by CVRs by transferring such CVR to Parent or a Person nominated in writing by Parent (with written notice thereof from Parent to the Rights Agent) without consideration in compensation therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Parent of such transfer and cancellation. No such notice to the Rights Agent shall be required in the case of abandonment due to the failure to claim payment under Section 2.3(f). Nothing in this Agreement is intended to prohibit Parent or its Affiliates from offering to acquire or acquiring CVRs, in private transactions or otherwise, for consideration in its sole discretion.
2.6 Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. The CVRs will not be listed on any quotation system or traded on any securities exchange. Any purported transfer of a CVR other than through a Permitted Transfer shall be null and void ab initio.
2.7 No Fractional Shares. No fractional shares of Parent Common Stock will be issued in connection with any CVR Payment and no certificates or scrip representing fractional shares of Parent Common Stock will be delivered. Each CVR Holder who would otherwise be entitled to receive, as a result of any CVR Payment, a fractional share of Parent Common Stock shall receive, in lieu thereof, cash (without interest) in an amount (rounded down to the nearest cent) determined by multiplying the fractional share interest to which such CVR Holder would otherwise be entitled by the Reference Price. The payment of cash in lieu of fractional shares of Parent Common Stock to such CVR Holders is not a separately bargained-for consideration and solely represents a mechanical rounding-off of the fractions in the exchange.
ARTICLE 3
THE RIGHTS AGENT
3.1 Certain Duties and Responsibilities.
(a) The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent such liability arises as a result of the willful misconduct, bad faith, fraud or gross negligence of the Rights Agent (in each case as determined by a final non-appealable judgment of court of competent jurisdiction). Anything to the contrary notwithstanding, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages, and regardless of the form of action.
(b) The Rights Agent will not have any duty or responsibility in the case of the receipt of any written demand from any Holder with respect to any action or default by any Person or entity, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent. All rights of action under this Agreement may be enforced (but shall not be required to be enforced) by the Rights Agent, any claim, action, suit, audit, investigation or proceeding instituted by the Rights Agent will be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear on the CVR Register.
3.2 Certain Rights of Rights Agent.
(a) The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent.
(b) The Rights Agent may rely and will be protected by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document reasonably believed by it to be genuine and to have been signed or presented by or on behalf of Parent.
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(c) Whenever the Rights Agent deems it desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Rights Agent may (i) rely upon an Officer’s Certificate and (ii) in the absence of bad faith, gross negligence, fraud or willful misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken or omitted to be taken by it under the provisions of this Agreement in reliance upon such Officer’s Certificate.
(d) The Rights Agent may engage and consult with counsel of its selection, and the written advice or opinion of such counsel will, in the absence of bad faith, gross negligence, fraud or willful misconduct on the part of the Rights Agent, be full and complete authorization and protection in respect of any action taken or not taken by the Rights Agent in reliance thereon.
(e) Any permissive rights of the Rights Agent hereunder will not be construed as a duty.
(f) The Rights Agent will not be required to give any note or surety in respect of the execution of its powers or otherwise under this Agreement.
(g) Parent agrees to indemnify the Rights Agent for, and to hold the Rights Agent harmless from and against, any loss, liability, damage, judgment, fine, penalty, cost or expense (each, a “Loss”) suffered or incurred by the Rights Agent and arising out of or in connection with the Rights Agent’s performance of its obligations under this Agreement, including the reasonable and documented costs and expenses of defending the Rights Agent against any claims, charges, demands, actions or suits arising out of or in connection with the execution, acceptance, administration, exercise and performance of its duties under this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly, or enforcing its rights hereunder, except to the extent such Loss has been determined by a final non-appealable decision of a court of competent jurisdiction to have resulted from the Rights Agent’s gross negligence, bad faith, fraud or willful misconduct; provided that this Section 3.2(g) shall not apply to (i) income, receipt, franchise or similar Taxes, (ii) any Taxes imposed due to the Rights Agent’s connection with the jurisdiction imposing such Taxes (other than any connection caused solely by this Agreement or the Rights Agent performing, enforcing or receiving payments under this Agreement), or (iii) any Taxes imposed due to the failure of the Rights Agent to provide any form, document or certificate that would have reduced or eliminated the amount of withholding taxes (“Excluded Taxes”).
(h) In addition to the indemnification provided under Section 3.2(g), Parent agrees (i) to pay the fees of the Rights Agent in connection with the Rights Agent’s performance of its obligations hereunder, as agreed upon in writing by the Rights Agent and Parent on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and properly documented out-of-pocket expenses, including all stamp and transfer Taxes (excluding any Excluded Taxes) and governmental charges, incurred by the Rights Agent in the performance of its obligations under this Agreement, except that Parent will have no obligation to pay the fees of the Rights Agent or reimburse the Rights Agent in connection with any lawsuit initiated by the Rights Agent on behalf of itself or the Holders, except in the case of any suit enforcing the provisions of Section 2.3(a) or Section 3.2(g), if Parent is found by a court of competent jurisdiction to be liable to the Rights Agent or the Holders, as applicable in such suit.
(i) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.
(j) Subject to applicable Law, (i) the Rights Agent and any shareholder, affiliate, director, officer or employee of the Rights Agent may buy, sell or deal in any securities of Parent or become peculiarly interested in any transaction in which Parent may be interested, or contract with or lend money to Parent or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement, and (ii) nothing herein will preclude the Rights Agent from acting in any other capacity for Parent or for any other Person.
(k) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorney or agents and the Rights Agent shall not be answerable or accountable for any act, default, neglect or misconduct of any such attorney or agents or for any loss to Parent resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) in the selection and continued employment thereof.
(l) The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and shall be deemed to have been made by Parent only.
(m) The Rights Agent shall act hereunder solely as agent for Parent and shall not assume any obligations or relationship of agency or trust with any of the owners or holders of the CVRs. The Rights Agent shall not have any duty or responsibility in the case of the receipt of any written demand from any Holders with respect to any action or default by Parent, including, without limiting the generality of the foregoing, any duty or responsibility to initiate or attempt to initiate any proceedings at law or otherwise or to make any demand upon Parent.
(n) The Rights Agent may rely on and be fully authorized and protected in acting or failing to act upon (a) any guaranty of signature by an “eligible guarantor institution” that is a member or participant in the Securities Transfer Agents Medallion Program or other comparable “signature guarantee program” or insurance program in addition to, or in substitution for, the foregoing; or (b) any law, act, regulation or any interpretation of the same even though such law, act, or regulation may thereafter have been altered, changed, amended or repealed.
(o) The Rights Agent shall not be liable or responsible for any failure of Parent to comply with any of its obligations relating to any registration statement filed with the Securities and Exchange Commission or this Agreement, including obligations under applicable regulation or law.
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(p) The obligations of Parent under this Section 3.2 shall survive the expiration of the CVRs and the termination of this Agreement and the resignation, replacement or removal of the Rights Agent.
3.3 Resignation and Removal; Appointment of Successor.
(a) The Rights Agent may resign at any time by written notice to Parent. Any such resignation notice shall specify the date on which such resignation will take effect (which shall be at least thirty (30) days following the date that such resignation notice is delivered), and such resignation will be effective on the earlier of (x) the date so specified and (y) the appointment of a successor Rights Agent.
(b) Parent will have the right to remove the Rights Agent at any time by written notice to the Rights Agent, specifying the date on which such removal will take effect. Such notice will be given at least thirty (30) days prior to the date so specified (or, if earlier, the appointment of the successor Rights Agent).
(c) If the Rights Agent resigns, is removed or becomes incapable of acting, Parent will promptly appoint a qualified successor Rights Agent. Notwithstanding the foregoing, if Parent fails to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, upon its acceptance of such appointment in accordance with this Section 3.3(c) and Section 3.4, become the Rights Agent for all purposes hereunder.
(d) Parent will give notice to the Holders of each resignation or removal of the Rights Agent and each appointment of a successor Rights Agent in accordance with Section 6.2. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.
(e) Notwithstanding anything to the contrary in this Section 3.3, unless consented to in writing by the Acting Holders, Parent will not appoint as a successor Rights Agent any Person that is not a stock transfer agent of national reputation or the corporate trust department of a commercial bank.
(f) The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent; but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing.
3.4 Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder will, at or prior to such appointment, execute, acknowledge and deliver to Parent and to the resigning or removed Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the Rights Agent; provided that upon the request of Parent or the successor Rights Agent, such resigning or removed Rights Agent will execute and deliver an instrument transferring to such successor Rights Agent all the rights, powers and trusts of such resigning or removed Rights Agent.
ARTICLE 4
COVENANTS
4.1 No Obligations of Parent. Parent and its Affiliates shall have the power and right to control all aspects of their businesses and operations (and all of their assets and products), including with respect to the Parent Legacy Business, other than any matter that requires the consent of the Holder Representative or the Acting Holders pursuant to the Merger Agreement or this Agreement, and subject to its compliance with the terms of this Agreement, Parent and its Affiliates may exercise or refrain from exercising such power and right as they may deem appropriate and in the best overall interests of Parent and its Affiliates and its and their stockholders, rather than the interest of the Holders. None of Parent or any of its Affiliates (or any directors, officer, employee, or other representative of the foregoing) owes any fiduciary duty or other duty to any Holder in respect of the Legacy Assets, other than the covenant of good faith and fair dealing under Delaware Law. Following the Effective Time, with respect to any Legacy Assets for which a Disposition Agreement has not been entered into by Parent, Parent shall be permitted to take any action in respect of the Legacy Assets in order to satisfy any wind-down and termination Liabilities of the Legacy Assets and Parent and its Affiliates will not be required to undertake any level of efforts, or employ any level of resources, to dispose of, or otherwise with respect to, such Legacy Assets. Notwithstanding the foregoing, neither Parent nor any of its Affiliates may settle, compromise, consent to judgment on, or otherwise resolve any claim, action, proceeding, or dispute (whether by settlement, arbitration, mediation, or otherwise) that could affect the amount or timing of all or any portion of the Illumina Payment Amounts or any proceeds (whether upfront or in the form of earnout, milestone, royalty, contingent or other similar payments) under any Disposition Agreement entered into prior to Closing, in each case, without the consent, approval, or authorization of the Holder Representative.
4.2 List of Holders. Parent will furnish or cause to be furnished to the Rights Agent, in such form as Parent receives from its transfer agent (or other agent performing similar services for Parent), the names and addresses of the Holders within thirty (30) days following the Closing Date.
4.3 Prohibited Actions. Unless approved by the Holder Representative, Parent shall not grant any lien, security interest, pledge or similar interest in, or otherwise sell or Transfer, any Gross Proceeds or rights to receive any Gross Proceeds.
4.4 Audit Rights. Until the Termination Date and for a period of one year thereafter, Parent shall keep, and shall require its Affiliates to keep, complete and accurate books and records that may be necessary for the purpose of calculating the CVR Payments payable under this Agreement. At
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the request of the Acting Holders, the Holder Representative shall have the right to appoint an independent accounting firm reasonably acceptable to Parent to perform, on behalf of all Holders, an inspection of such books and records for the sole purpose of determining the CVR Payments payable hereunder, subject to the prior execution and delivery of a reasonable confidentiality agreement by such accounting firm. Upon at least 10 Business Days’ prior written notice from the Holder Representative, such audit shall be conducted during regular business hours in such a manner as to not unnecessarily interfere with Parent’s normal business activities. Such audit shall not be performed more frequently than twice per calendar year. No accounting period of Parent shall be subject to audit more than twice, unless after an accounting period has been audited, Parent restates its financial results for such accounting period, in which event a second audit of such accounting period may be conducted in accordance with this Section 4.4. If the audit reveals an overpayment, Parent shall be entitled to withhold such amount from future payments of CVR Payments. If the audit reveals an underpayment, Parent shall promptly (and in any event within thirty (30) days) remit such amount to the Rights Agent for distribution to the Holders. The Acting Holders requesting the audit shall bear the full cost and expense of such audit unless such audit identifies an underpayment by Parent of 10% or more of the CVR Payment due under this Agreement, in which case Parent shall bear the full cost and expense of such audit. The Rights Agent shall be entitled to rely on any audit report delivered by the independent accounting firm pursuant to this Section 4.4.
ARTICLE 5
AMENDMENTS
5.1 Amendments Without Consent of Holders or Rights Agent.
(a) Parent, at any time and from time to time, may enter into one or more amendments to this Agreement for any of the following purposes, without the consent of any of the Holders or the Rights Agent (subject to Section 5.3), provided, in each case, that if any such amendment(s) (individually or the aggregate) impairs or adversely affects the rights of the Holders hereunder, such amendment shall also require the prior written consent of the Holders in accordance with Section 5.2:
(i) to evidence the appointment of another Person as a successor Rights Agent and the assumption by any successor Rights Agent of the covenants and obligations of the Rights Agent herein in accordance with the provisions hereof;
(ii) to evidence the succession of another Person to Parent and the assumption of any such successor of the covenants of Parent outlined herein in a transaction contemplated by Section 6.6;
(iii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions for the protection and benefit of the Holders;
(iv) as may be necessary to ensure that CVRs are not subject to registration under the Securities Act or the Securities Exchange Act of 1934, as amended, and the rules and regulations made thereunder, or any applicable state securities or “blue sky” laws;
(v) as may be necessary to ensure that Parent is not required to produce a prospectus or an admission document in order to comply with applicable Law;
(vi) to cancel CVRs (A) in the event that any Holder has abandoned its rights in accordance with Section 2.5 or (B) following a transfer of such CVRs to Parent or its Affiliates in accordance with Section 2.2 and Section 2.6;
(vii) as may be necessary to ensure that Parent complies with applicable Law; or
(viii) to effect any other amendment to this Agreement that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Agreement of any such Holder.
(b) Promptly after the execution by Parent of any amendment pursuant to this Section 5.1, Parent will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 6.2.
5.2 Amendments with Consent of Holders.
(a) In addition to any amendments to this Agreement that may be made by Parent without the consent of any Holder or the Rights Agent pursuant to Section 5.1, with the consent of the Acting Holders, Parent and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating or amending any provisions of this Agreement, even if such addition, elimination or amendment is adverse to the interests of the Holders.
(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will (or will cause the Rights Agent to) notify the Holders in general terms of the substance of such amendment in accordance with Section 6.2.
5.3 Effect of Amendments. Upon the execution of any amendment under this Article 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby. Upon the delivery of a certificate from an appropriate officer of Parent which states that the proposed supplement or amendment is in compliance with the terms of this Article 5, the Rights Agent shall execute such supplement or amendment. Notwithstanding anything in this Agreement to the contrary, the Rights Agent shall not be required to execute any supplement or amendment to this Agreement that it has determined would adversely affect its own rights, duties, obligations or immunities under this Agreement. No supplement, amendment or other modification to this Agreement shall be effective unless duly executed by the Rights Agent.
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ARTICLE 6
MISCELLANEOUS
6.1 Notices to Rights Agent and to Parent. All notices, requests, instructions, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) when delivered personally by hand (with written confirmation of receipt), (b) delivered by e-mail (provided that no “bounceback” or similar notification of non-delivery is received by the sender with respect thereto) or (c) when received by the addressee if sent by nationally recognized overnight delivery service or prepaid first class certified mail (with written confirmation of receipt), in each case, at the following addresses:

if to the Rights Agent, to: [•]

[•]
[•]
Attention: [•]
E-mail: [•]

if to Parent, to: [•]

[•]
[•]
Attention: [•]
E-mail: [•]

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Unless a different deadline for the delivery of notices, requests, instructions, demands and other communications is expressly provided for in this Agreement, all such notices, requests instructions, demands and other communications will be deemed given on the day delivered pursuant to the means set forth above if delivered before 5:00 p.m. Eastern Time, and otherwise on the next following day.
6.2 Notice to Holders. All Notices required to be given to the Holders will be given (unless otherwise herein expressly provided) in writing and mailed, first-class postage prepaid, to each Holder at such Holder’s address as set forth in the CVR Register, not later than the latest date, and not earlier than the earliest date, prescribed for the sending of such Notice, if any, and will be deemed given on the date of mailing. In any case where notice to the Holders is given by mail, neither the failure to mail such Notice, nor any defect in any Notice so mailed, to any particular Holder will affect the sufficiency of such Notice with respect to other Holders.
6.3 Entire Agreement. As between Parent and the Rights Agent, this Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement, notwithstanding the reference to any other agreement herein, and supersedes all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter of this Agreement.
6.4 Successor Substituted. Upon any consolidation of or merger by Parent with or into any other Person, or any conveyance, transfer or lease of substantially all of the properties and assets of Parent to any Person, the surviving Person or acquiring Person (as applicable) shall succeed to, and be substituted for, and may exercise every right and power of, and shall assume all of the obligations of Parent under this Agreement with the same effect as if such Person had been named as Parent herein.
6.5 Merger or Consolidation or Change of Name of Rights Agent. Any Person into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or Person resulting from any merger or consolidation to which the Rights Agent or any successor Rights Agent shall be a party, or any Person succeeding to the stock transfer or other shareholder services business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided, that such Person would be eligible for appointment as a successor Rights Agent under the provisions of Section 3.3. The purchase of all or substantially all of the Rights Agent’s assets employed in the performance of transfer agent activities shall be deemed a merger or consolidation for purposes of this Section 6.5.
6.6 Successors and Assigns. This Agreement will be binding upon, and will be enforceable by and inure solely to the benefit of, the Holders, Parent and the Rights Agent and their respective successors and assigns. Except for assignments pursuant to Section 6.5, the Rights Agent may not assign this Agreement without Parent’s prior written consent. Subject to Section 5.1(a) (ii) and Section 6.4 hereof, Parent may assign, in its sole discretion and without the consent of any other party, any or all of its rights, interests and obligations hereunder to one or more of its Affiliates or to any Person with whom Parent is merged or consolidated, or any entity resulting from any merger or consolidation to which Parent shall be a party (each, an “Assignee”); provided that in connection with any assignment to an Assignee, Parent shall agree to remain liable for the performance by Parent of its obligations hereunder (to the extent Parent exists following such assignment). Parent or an Assignee may not otherwise assign this Agreement without the prior consent of the Acting Holders (such consent not to be unreasonably withheld, conditioned or delayed). Any attempted assignment of this Agreement in violation of this Section 6.6 will be void ab initio and of no effect.
6.7 Benefits of Agreement; Action by Acting Holders. Nothing in this Agreement, express or implied, will give to any Person (other than Parent, the Rights Agent, the Holder Representative, the Holders and their respective permitted successors and assigns hereunder) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions
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being for the sole benefit of Parent, the Rights Agent, the Holders and their permitted successors and assigns. The Holders are intended third-party beneficiaries under this Agreement, but will have no rights hereunder except as are expressly set forth herein. Except for the rights of the Rights Agent set forth herein, the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding at law or in equity with respect to the performance of this Agreement by Parent, and no individual Holder or other group of Holders will be entitled to exercise such rights.
6.8 Governing Law. This Agreement and the CVRs will be governed by, and construed in accordance with, the Laws of the State of Delaware (without giving effect to any rule or principle that would result in application of the law of any other jurisdiction) and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.
6.9 Jurisdiction. In any action or proceeding between any of the parties hereto arising out of or relating to this Agreement or any of the transactions contemplated hereby, each of the parties hereto: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the District of Delaware (and appellate courts thereof); (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 6.9; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any party; and (e) agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 6.1 or Section 6.2 of this Agreement.
6.10 Waiver of Jury Trial. Each of the parties hereto hereby irrevocably waives any and all right to trial by jury in any legal proceeding arising out of or related to this Agreement or the transactions contemplated hereby. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implication of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this agreement by, among other things, the mutual waivers and certifications in this Section 6.10.
6.11 Severability Clause. In the event that any provision of this Agreement, or the application of any such provision to any Person or set of circumstances, is for any reason determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement, and the application of such provision to Persons or circumstances other than those as to which it is determined to be invalid, unlawful, void or unenforceable, will not be impaired or otherwise affected and will continue to be valid and enforceable to the fullest extent permitted by applicable Law. Upon such a determination, the parties hereto will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible; provided that if an excluded provision shall affect the rights, immunities, liabilities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately upon written notice to Parent.
6.12 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which will be deemed an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement or any counterpart may be executed and delivered by electronic communications by portable document format (.pdf), each of which shall be deemed an original. This Agreement will become effective when each party hereto will have received a counterpart hereof signed by the other party hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement will have no effect and no party will have any right or obligation hereunder (whether by virtue of any oral or written agreement or any other communication).
6.13 Termination. This Agreement will automatically terminate and be of no further force or effect and, except as provided in Section 3.2, the parties hereto will have no further liability hereunder, and the CVRs will expire without any consideration or compensation therefor upon the expiration of the CVR Term (such date, the “Termination Date”). The termination of this Agreement will not affect or limit the (i) right of Holders to receive the CVR Payments under Section 2.3(a) to the extent earned prior to the termination of this Agreement or (ii) in the event that Reserve True-Ups exceed $5,000,000 on the Termination Date, the right of Holders to receive CVR Payments in respect of any Reserve True-Up until all matters with respect to which a Reserved amount was included as a Permitted Deduction have been resolved and any Reserve True-Ups have been fully paid to the CVR Holders, and the provisions applicable thereto will survive the expiration or termination of this Agreement.
6.14 Funds. All funds received by the Rights Agent under this Agreement that are to be distributed or applied by the Rights Agent in the performance of services hereunder (the “Funds”) shall be deposited in one or more bank accounts to be maintained by the Rights Agent in its name as agent for Parent. Until paid pursuant to the terms of this Agreement, the Rights Agent shall hold the Funds through such accounts in deposit accounts of commercial banks with Tier 1 capital exceeding $1 billion or with an average rating above investment grade by S&P (LT Local Issuer Credit Rating), Moody’s (Long Term Rating) and Fitch Ratings, Inc. (LT Issuer Default Rating) (each as reported by Bloomberg Finance L.P.). The Rights Agent shall, in the absence of bad faith, gross negligence, fraud or willful misconduct (each as determined by a final non-appealable judgment of a court of competent jurisdiction) on its part, have no responsibility or liability for any diminution of the Funds that may result from any deposit in accordance with this Section 6.14, including any losses resulting from a default by any bank, financial institution or other third party.
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6.15 Construction.
(a) For purposes of this Agreement, whenever the context requires: singular terms will include the plural, and vice versa; the masculine gender will include the feminine and neuter genders; the feminine gender will include the masculine and neuter genders; and the neuter gender will include the masculine and feminine genders.
(b) As used in this Agreement, the words “include” and “including,” and variations thereof, will not be deemed to be terms of limitation, but rather will be deemed to be followed by the words “without limitation.”
(c) The headings contained in this Agreement are for convenience of reference only, will not be deemed to be a part of this Agreement and will not be referred to in connection with the construction or interpretation of this Agreement.
(d) Unless stated otherwise, “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement. The term “Agreement” and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it.
(e) A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:59 p.m. New York time on the last day of the period, if the last day of the period is a Business Day, or at 4:59 p.m. New York time on the next Business Day if the last day of the period is not a Business Day.
(f) Any reference in this Agreement to a date or time shall be deemed to be such date or time in New York City, United States, unless otherwise specified. The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any Person by virtue of the authorship of any provision of this Agreement.
(g) All references herein to “$” are to United States Dollars.
6.16 Adjustments. In the event of the outstanding shares of Parent Common Stock shall be changed into, or exchanged for, a different number of shares or a different class or series of shares, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or other like change, the terms of this Agreement and the Share Cap shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the CVR Holders with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, reverse split, combination or exchange of shares or other like change.
[Signature Page Follows]
F-12

In Witness Whereof, each of the parties has caused this Agreement to be executed as of the day and year first above written.

Treeline Biosciences Holdings, Inc.

By:
Name:
Title:

[Rights Agent]

By:
Name:
Title:

F-13

Annex G
AMENDMENT TO CERTIFICATE OF INCORPORATION (REVERSE STOCK SPLIT)
G-1

THIRD CERTIFICATE OF AMENDMENT TO THE
EIGHTH AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
STANDARD BIOTOOLS INC.1
Standard BioTools Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:
1. The name of the Corporation is Standard BioTools Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 29, 2007.
2. The Eighth Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended by adding the following Article XII:
“ARTICLE XII
As of    (Eastern Time) on     , 2026 (the “Effective Time”), each issued and outstanding share of the Corporation’s Common Stock (including each share of treasury stock, collectively, the “Pre-Split Stock”) shall automatically and without any action on the part of the holder thereof be reclassified as and reduced to    of a share of Common Stock (such reduction of shares designated as the “Reverse Stock Split”). The par value of the Corporation’s Common Stock following the Reverse Stock Split shall remain $0.001 per share. Each holder of a certificate or certificates of Pre-Split Stock shall be entitled to receive, upon surrender of such certificates to the Corporation’s transfer agent for cancellation, a new certificate or certificates for a number of shares equal to such holder’s Pre-Split Stock divided by    , with any fraction resulting from such division rounded down to the nearest whole number (in each case, such fraction, if any, being a “Fractional Share”). No Fractional Shares will be issued for Pre-Split Stock in connection with the Reverse Stock Split. Each holder of Pre-Split Stock at the Effective Time who would otherwise be entitled to a Fractional Share shall, in lieu thereof, receive a cash payment equal to x) the Fractional Share multiplied by y) the closing price of the Company’s Common Stock as reported on The Nasdaq Global Select Market or other principal market of the Common Stock on the first business day immediately preceding the date of the Effective Time.”
3. This Certificate of Amendment to the Corporation’s Eighth Amended and Restated Certificate of Incorporation, as amended, has been duly authorized and adopted by the Corporation’s Board of Directors in accordance with the provisions of Section 242 of the Delaware General Corporation Law, and has been duly approved by the stockholders of the Corporation at a meeting of the stockholders on   , 2026, in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
IN WITNESS WHEREOF, Standard BioTools Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this     day of    , 2026.

Name:	Michael Egholm, Ph.D.
Title:	Chief Financial Officer

[1]
This amendment approves the combination of any whole number of shares of the Corporation’s Common Stock up to    into one (1) share of the Corporation’s Common Stock. By this amendment, the Corporation’s stockholders would approve each of the alternate amendments proposed by the Corporation’s Board of Directors. If the reverse stock split is approved by the Corporation’s stockholders, the Certificate of Amendment filed with the Secretary of State of the State of Delaware will include only that reverse stock split ratio selected by the Corporation’s Board of Directors for filing. The other amendments will be abandoned pursuant to Section 242(c) of the General Corporation Law of the State of Delaware.

G-2

Annex H
AMENDMENT TO CERTIFICATE OF INCORPORATION (NAME CHANGE)
H-1

FOURTH CERTIFICATE OF AMENDMENT TO THE

EIGHTH AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

STANDARD BIOTOOLS INC.
Standard BioTools Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies that:
1. The name of the Corporation is Standard BioTools Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on March 29, 2007.
2. Article I of the Eighth Amended and Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended and restated to read in its entirety as follows:
“The name of the Corporation is Treeline Biosciences Holdings, Inc. (the “Corporation”).”
3. This Fourth Certificate of Amendment to the Corporation’s Eighth Amended and Restated Certificate of Incorporation, as amended, has been duly authorized and adopted by the Corporation’s Board of Directors in accordance with the provisions of Section 242 of the Delaware General Corporation Law.
IN WITNESS WHEREOF, Standard BioTools Inc. has caused this Fourth Certificate of Amendment to be signed by its Chief Executive Officer this    day of     , 2026.

Name:	Michael Egholm, Ph.D.
Title:	Chief Executive Officer

H-2

Annex I
FORM OF POST-CLOSING EQUITY INCENTIVE PLAN

TREELINE BIOSCIENCES HOLDINGS, INC.
POST-CLOSING EQUITY INCENTIVE PLAN
1. PURPOSE. The purpose of this Plan is to provide incentives to attract, retain, and motivate eligible persons whose present and potential contributions are important to the success of the Company, and any Parents, Subsidiaries, and Affiliates that exist now or in the future, by offering them an opportunity to participate in the Company’s future performance through the grant of Awards. Capitalized terms not defined elsewhere in the text are defined in Section 28.
2. SHARES SUBJECT TO THE PLAN.
2.1. Number of Shares Available. Subject to Sections 2.6 and 21 and any other applicable provisions hereof, the total number of Shares reserved and available for grant and issuance pursuant to this Plan as of the Effective Date, is the sum of: (a) 200,000,000 Shares; (b) a number of Shares not issued or subject to outstanding awards granted under the Company’s 2026 Equity Incentive Plan (the “2026 Plan”) on the Effective Date (as defined below); (c) a number of Shares not issued or subject to outstanding awards granted under the Treeline Biosciences, Inc. 2021 Equity Incentive Plan (the “Treeline Plan”) on the Effective Date (calculated based on the number of Shares subject to the Treeline Plan pursuant to the exchange ratio described in the Merger Agreement); (d) Shares that are subject to awards granted under the 2026 Plan, the Company’s 2011 Equity Incentive Plan, and the Treeline Plan (collectively, with the 2026 Plan, the “Prior Plans”) that cease to be subject to such awards by forfeiture, termination, or otherwise after the Effective Date; (e) Shares issued under the Prior Plans that are repurchased by the Company or are otherwise forfeited; and (f) Shares that are subject to awards under the Prior Plans that are used to pay the Exercise Price of a stock option or withheld to satisfy the withholding obligations for Tax-Related Items related to any award; provided, however, that any Shares reserved and available for grant and issuance pursuant to subparts (b)-(e) of this Section 2.1 shall be issuable as Common Stock of the Company regardless of their series or class. After the Effective Date, no further awards can be granted under the 2026 Plan.
2.2. Lapsed, Returned Awards. Shares subject to Awards, and Shares issued under the Plan under any Award, will again be available for grant and issuance in connection with subsequent Awards under this Plan to the extent such Shares: (a) are subject to issuance upon exercise of an Option or SAR granted under this Plan but which cease to be subject to the Option or SAR for any reason other than exercise of the Option or SAR, (b) are subject to Awards granted under this Plan that are forfeited or are repurchased by the Company at the original purchase price, (c) are subject to Awards granted under this Plan that otherwise terminate without such Shares being issued or (d) are surrendered pursuant to an Exchange Program. To the extent an Award under the Plan is paid out in cash or other property rather than Shares, such cash payment will not result in reducing the number of Shares available for issuance under the Plan. Shares used to pay the Exercise Price of an Award or withheld to satisfy the tax withholding obligations related to an Award will become available for future grant or sale under the Plan. For the avoidance of doubt, Shares that otherwise become available for grant and issuance because of the provisions of this Section 2.2 shall not include Shares subject to Awards that initially became available because of the substitution clause in Section 21.2 hereof.
2.3. Minimum Share Reserve. At all times the Company shall reserve and keep available a sufficient number of Shares as will be required to satisfy the requirements of all outstanding Awards granted under this Plan.
2.4. Automatic Share Reserve Increase. The number of Shares available for grant and issuance under the Plan will be increased on January 1st of each of the first ten (10) calendar years during the term of the Plan by the lesser of (i) 5% of the sum of: (a) total number of Shares of all classes of the Company’s Common Stock; (b) the total number of Shares subject to Pre-Funded Warrants (if any); and (c) the total number of shares of the Company’s Common Stock issuable upon conversion of any preferred stock (if any), in each case outstanding on the immediately preceding December 31st (rounded down to the next whole share) or (ii) such lesser number of Shares determined by the Board or the Compensation Committee.
2.5. ISO Limitation. No more than 1,000,000,000 Shares will be issued pursuant to the exercise of ISOs granted under the Plan.
2.6. Adjustment of Shares. If the number or class of outstanding Shares is changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares, or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, conversion, reclassification, spin-off, or similar change in the capital structure of the Company, without consideration, then (a) the number and class of Shares reserved for issuance and future grant under the Plan set forth in Section 2.1 of this Plan, including Shares reserved under sub-clauses (a)-(d) of Section 2.1 of this Plan, (b) the Exercise Prices of and number and class of Shares subject to outstanding Options and SARs, (c) the number and class of Shares subject to other outstanding Awards and (d) the maximum number and class of Shares that may be issued as ISOs set forth in Section 2.5, will be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with applicable securities or other laws, provided that fractions of a Share will not be issued.
If, by reason of an adjustment pursuant to this Section 2.6, a Participant’s Award Agreement or other agreement related to any Award, or the Shares subject to such Award, covers additional or different shares of stock or securities, then such additional or different shares, and the Award Agreement or such other agreement in respect thereof, will be subject to all of the terms, conditions, and restrictions which were applicable to the Award or the Shares subject to such Award prior to such adjustment.
3. ELIGIBILITY. ISOs may be granted only to Employees of the Company and its Parent and Subsidiaries. All other Awards may be granted to Employees, Consultants, Directors, and Non-Employee Directors, provided such Consultants, Directors, and Non-Employee Directors render bona fide Services not in connection with the offer and sale of securities in a capital-raising transaction.
4. ADMINISTRATION.

4.1. Committee Composition; Authority. This Plan will be administered by the Committee or by the Board acting as the Committee. Subject to the general purposes, terms, and conditions of this Plan, and to the direction of the Board, the Committee will have full power to implement and carry out this Plan, except, however, the Board shall establish the terms for the grant of an Award to Non-Employee Directors. The Committee will have the authority to:
(a) construe and interpret this Plan, any Award Agreement, and any other agreement or document executed pursuant to this Plan;
(b) prescribe, amend, and rescind rules and regulations relating to this Plan or any Award;
(c) select persons to receive Awards;
(d) approve forms of Award Agreements for use under this Plan;
(e) determine the form and terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the Exercise Price, the time or times when Awards may vest and be exercised (which may be based on performance criteria) or settled, any vesting acceleration or waiver of forfeiture restrictions, the method to satisfy withholding obligations for Tax-Related Items or any other tax liability legally due, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Committee will determine;
(f) determine the number of Shares or other consideration subject to Awards;
(g) determine the Fair Market Value in good faith and interpret the applicable provisions of this Plan and the definition of Fair Market Value in connection with circumstances that impact the Fair Market Value, if necessary;
(h) determine whether Awards will be granted singly, in combination with, in tandem with, in replacement of, or as alternatives to, other Awards under this Plan or any other incentive or compensation plan of the Company or any Parent, Subsidiary, or Affiliate;
(i) grant waivers of Plan or Award conditions or modify or amend any Awards;
(j) determine the vesting, exercisability, settlement and payment of Awards;
(k) correct any defect, supply any omission or reconcile any inconsistency in this Plan, any Award or any Award Agreement;
(l) determine whether an Award has been vested and/or earned;
(m) determine the terms and conditions of any, and to institute any Exchange Program;
(n) reduce, waive or modify any criteria with respect to Performance Factors;
(o) adjust Performance Factors;
(p) adopt terms and conditions, rules, and/or procedures (including the adoption of any subplan under this Plan) relating to the operation and administration of the Plan to facilitate compliance with local law and procedures outside of the United States or to qualify Awards for special tax treatment under laws of jurisdictions other than the United States;
(q) exercise discretion with respect to Performance Awards;
(r) make all other determinations necessary or advisable for the administration of this Plan; and
(s) delegate any of the foregoing to a subcommittee or to one or more executive officers pursuant to a specific delegation as permitted by applicable law, including Section 157(c) of the Delaware General Corporation Law.
4.2. Committee Interpretation and Discretion. Any determination made by the Committee with respect to any Award shall be made in its sole discretion at the time of grant of the Award or, unless in contravention of any express term of the Plan or Award, at any later time, and such determination shall be final and binding on the Company and all persons having an interest in any Award under the Plan. Any dispute regarding the interpretation of the Plan or any Award Agreement shall be submitted by the Participant or Company to the Committee for review. The resolution of such a dispute by the Committee shall be final and binding on the Company and the Participant. The Committee may delegate to one or more executive officers the authority to review and resolve disputes with respect to Awards held by Participants who are not Insiders, and such resolution shall be final and binding on the Company and the Participant.
4.3. Section 16 of the Exchange Act. Awards granted to Participants who are subject to Section 16 of the Exchange Act must be approved by two or more “non-employee directors” (as defined in the regulations promulgated under Section 16 of the Exchange Act).
4.4. Documentation. The Award Agreement for a given Award, the Plan, and any other documents may be delivered to, and accepted by, a Participant or any other person in any manner (including electronic distribution or posting) that meets applicable legal requirements.
4.5. Award Recipients Outside of the U.S. Notwithstanding any provision of the Plan to the contrary, to facilitate the administration of this Plan and compliance with the laws and practices in countries outside of the United States in which the Company and its Subsidiaries, and Affiliates operate or have Employees or other individuals eligible for Awards, the Committee, in its sole discretion, shall have the power and authority to: (a) determine which Subsidiaries and Affiliates shall be covered by the Plan; (b) determine which individuals outside the United States are eligible to participate in the Plan, which may include individuals who provide Services to the Company, Subsidiary or Affiliate under an agreement with a nation or agency; (c) modify the terms and conditions of any Award granted to individuals outside the United States or non-U.S. nationals to comply with applicable local laws, policies, customs, and practices; (d) establish subplans and modify exercise procedures, vesting conditions, and other terms and procedures to the extent the Committee determines such actions to be necessary or advisable for legal or administrative reasons (and such subplans and/or modifications shall be attached to this Plan and/or to Award Agreements as appendices, if necessary); and (e) take any action, before or after an Award is made, that the Committee determines to be necessary or advisable to obtain approval or facilitate compliance with any local governmental regulatory exemptions or approvals, provided, however, that no action taken under this Section 4.5 shall increase the Share limitations contained in Section 2.1 hereof. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted or administered, that would violate the Exchange Act or any other applicable United States securities law, the Code, or any other applicable United States governing statute or law.
5. OPTIONS. An Option is the right but not the obligation to purchase a Share, subject to certain conditions, if applicable. The Committee may grant Options to eligible Employees, Consultants, and Directors and will determine whether such Options will be Incentive Stock Options within the meaning of the Code (“ISOs”) or Nonqualified Stock Options (“NSOs”), the number of Shares subject to the Option, the Exercise Price of the Option, the period during which the Option may vest and be exercised, and all other terms and conditions of the Option, subject to the following terms of this section.
5.1. Option Grant. Each Option granted under this Plan will be evidenced by an Award Agreement and will identify the Option as an ISO or an NSO. An Option may be, but need not be, awarded upon satisfaction of such Performance Factors during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the Option is being earned upon the satisfaction of Performance Factors, then the Committee will: (a) determine the nature, length, and starting date of any Performance Period for each Option; and (b) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap, and Participants may participate simultaneously with respect to Options that are subject to different performance goals and other criteria.
5.2. Date of Grant. The date of grant of an Option will be the date on which the Committee makes the determination to grant such Option, or a specified future date. The Award Agreement and a copy of this Plan will be delivered to the Participant within a reasonable time after the granting of the Option.
5.3. Exercise Period. Options may be vested and exercisable within the times or upon the conditions as set forth in the Award Agreement governing such Option, provided, however, that no Option will be exercisable after the expiration of ten (10) years from the date the Option is granted and provided further that no ISO granted to a person who, at the time the ISO is granted, directly or by attribution owns more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or of any Parent or Subsidiary of the Company (“Ten Percent Stockholder”) will be exercisable after the expiration of five (5) years from the date the ISO is granted. The Committee also may provide for Options to become exercisable at one time or from time to time, periodically or otherwise, in such number of Shares or percentage of Shares as the Committee determines.
5.4. Exercise Price. The Exercise Price of an Option will be determined by the Committee when the Option is granted, provided that: (a) the Exercise Price of an Option will be not less than one hundred percent (100%) of the Fair Market Value of the Shares on the date of grant, and (b) the Exercise Price of any ISO granted to a Ten Percent Stockholder will not be less than one hundred ten percent (110%) of the Fair Market Value of the Shares on the date of grant. Payment for the Shares purchased may be made in accordance with Section 11 and the Award Agreement and in accordance with any procedures established by the Company.
5.5. Method of Exercise. Any Option granted hereunder will be vested and exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Committee and set forth in the Award Agreement. An Option may not be exercised for a fraction of a Share. An Option will be deemed exercised when the Company and/or an authorized third party administrator (the “Third Party Administrator”) receives: (a) notice of exercise (in such form as the Committee may specify from time to time) from the person entitled to exercise the Option and/or via electronic execution through the authorized Third Party Administrator), and (b) full payment for the Shares with respect to which the Option is exercised (together with an amount sufficient to satisfy withholding obligations for any applicable Tax-Related Items). Full payment may consist of any consideration and method of payment authorized by the Committee and permitted by the Award Agreement and the Plan. Shares issued upon exercise of an Option will be issued in the name of the Participant. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a stockholder will exist with respect to the Shares, notwithstanding the exercise of the Option. The Company will issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 2.6 of the Plan. Exercising an Option in any manner will decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.
5.6. Termination of Service. Unless otherwise determined by the Committee or except as otherwise expressly provided in the Award Agreement or any other agreement between the Participant and the Company (or any Parent, Subsidiary or Affiliate, if applicable), if the Participant’s Service terminates for any reason except for Cause or the Participant’s death or Disability, then the Participant may exercise such Participant’s Options only to the extent that such Options would have been exercisable by the Participant on the date Participant’s Service terminates, except as otherwise determined by the Committee or required by applicable law. Such Options must be exercised by the Participant no later than three (3) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee, including as necessary to give effect to any provision in any applicable agreement between the Participant and the Company (or any

Parent, Subsidiary or Affiliate, if applicable), providing for acceleration of the Participant’s Options in connection with a Corporate Transaction, with any exercise of an Option beyond three (3) months after the date Participant’s employment terminates deemed to be the exercise of an NSO), but in any event no later than the expiration date of the Options.
(a) Death. Unless otherwise determined by the Committee or except as otherwise expressly provided in the Award Agreement or any other agreement between the Participant and the Company (or any Parent, Subsidiary or Affiliate, if applicable), if the Participant’s Service terminates because of the Participant’s death (or the Participant dies within three (3) months after Participant’s Service terminates other than for Cause or because of the Participant’s Disability), then the Participant’s Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date Participant’s Service terminates and must be exercised by the Participant’s legal representative, or authorized assignee, no later than twelve (12) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee), but in any event no later than the expiration date of the Options.
(b) Disability. Unless otherwise determined by the Committee or except as otherwise expressly provided in the Award Agreement or any other agreement between the Participant and the Company (or any Parent, Subsidiary or Affiliate, if applicable), if the Participant’s Service terminates because of the Participant’s Disability, then the Participant’s Options may be exercised only to the extent that such Options would have been exercisable by the Participant on the date Participant’s Service terminates and must be exercised by the Participant (or the Participant’s legal representative or authorized assignee) no later than twelve (12) months after the date Participant’s Service terminates (or such shorter or longer time period as may be determined by the Committee, with any exercise beyond (a) three (3) months after the date Participant’s employment terminates when the termination of Service is for a Disability that is not a “permanent and total disability” as defined in Section 22(e)(3) of the Code or (b) twelve (12) months after the date Participant’s employment terminates when the termination of Service is for a Disability that is a “permanent and total disability” as defined in Section 22(e)(3) of the Code, deemed to be an exercise of an NSO), but in any event no later than the expiration date of the Options.
(c) Cause. Unless otherwise determined by the Committee or expressly provided in the Award Agreement or any other agreement between the Participant and the Company (or any Parent, Subsidiary or Affiliate, if applicable), if the Participant’s Service terminates for Cause, or if the Committee has reasonably determined in good faith that such cessation of Service has resulted in connection with an act or failure to act constituting Cause (or such Participant’s Service could have been terminated for Cause (without regard to the lapsing of any required notice or cure periods in connection therewith) at the time such Participant terminated Service), then Participant’s Options (whether or not vested) shall expire effective as of such Participant’s date of termination of Service, or at such later time and on such conditions as are determined by the Committee, but in any event no later than the expiration date of the Options. Unless otherwise provided in the Award Agreement or other applicable agreement, Cause shall have the meaning set forth in the Plan.
5.7. Limitations on Exercise. The Committee may specify a minimum number of Shares that may be purchased on any exercise of an Option, provided that such minimum number will not prevent any Participant from exercising the Option for the full number of Shares for which it is then exercisable.
5.8. Limitations on ISOs. With respect to Awards granted as ISOs, to the extent that the aggregate Fair Market Value of the Shares with respect to which such ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds one hundred thousand dollars ($100,000), such Options will be treated as NSOs. For purposes of this Section 5.8, ISOs will be taken into account in the order in which they were granted. The Fair Market Value of the Shares will be determined as of the time the Option with respect to such Shares is granted. In the event that the Code or the regulations promulgated thereunder are amended after the Effective Date to provide for a different limit on the Fair Market Value of Shares permitted to be subject to ISOs, such different limit will be automatically incorporated herein and will apply to any Options granted after the effective date of such amendment.
5.9. Modification, Extension or Renewal. The Committee may modify, extend, or renew outstanding Options and authorize the grant of new Options in substitution therefor, provided that any such action may not, without the written consent of a Participant, impair any of such Participant’s rights under any Option previously granted, unless for the purpose of complying with applicable laws and regulations. Any outstanding ISO that is modified, extended, renewed, or otherwise altered will be treated in accordance with Section 424(h) of the Code. Subject to Section 18 of this Plan, by written notice to affected Participants, the Committee may reduce the Exercise Price of outstanding Options without the consent of such Participants, provided, however, that the Exercise Price may not be reduced below the Fair Market Value on the date the action is taken to reduce the Exercise Price.
5.10. No Disqualification. Notwithstanding any other provision in this Plan, no term of this Plan relating to ISOs will be interpreted, amended, or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code or, without the consent of the Participant affected, to disqualify any ISO under Section 422 of the Code.
6. RESTRICTED STOCK AWARDS. A Restricted Stock Award is an offer by the Company to sell to an eligible Employee, Consultant, or Director, Shares that are subject to restrictions (“Restricted Stock”). The Committee will determine to whom an offer will be made, the number of Shares the Participant may purchase, the Purchase Price, the restrictions under which the Shares will be subject, and all other terms and conditions of the Restricted Stock Award, subject to the Plan.
6.1. Restricted Stock Purchase Agreement. All purchases under a Restricted Stock Award will be evidenced by an Award Agreement. Except as may otherwise be provided in an Award Agreement, a Participant accepts a Restricted Stock Award by signing and delivering to the

Company an Award Agreement and/or via electronic acceptance through the Third-Party Administrator with full payment of the Purchase Price, within thirty (30) days from the date the Award Agreement was delivered to the Participant. If the Participant does not accept such Award within thirty (30) days, then the offer to purchase such Restricted Stock Award will terminate, unless the Committee determines otherwise.
6.2. Purchase Price. The Purchase Price for Shares issued pursuant to a Restricted Stock Award will be determined by the Committee and may be less than the Fair Market Value on the date the Restricted Stock Award is granted. Payment of the Purchase Price must be made in accordance with Section 11 and the Award Agreement, and any procedures established by the Company.
6.3. Terms of Restricted Stock Awards. Restricted Stock Awards will be subject to such restrictions as the Committee may impose or are required by law. These restrictions may be based on completion of a specified period of Service or upon completion of Performance Factors, if any, during any Performance Period as set out in advance in the Participant’s Award Agreement. Prior to the grant of a Restricted Stock Award, the Committee shall: (a) determine the nature, length, and starting date of any Performance Period for the Restricted Stock Award; (b) select from among the Performance Factors to be used to measure performance goals, if any; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Restricted Stock Awards that are subject to different Performance Periods and having different performance goals and other criteria.
6.4. Termination of Service. Except as may be set forth in the Participant’s Award Agreement or any other agreement between the Participant and the Company (or any Parent, Subsidiary or Affiliate, if applicable), vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).
7. STOCK BONUS AWARDS. A Stock Bonus Award is an Award to an eligible Employee, Consultant, or Director of Shares for Services to be rendered or for past Services already rendered to the Company or any Parent, Subsidiary or Affiliate. All Stock Bonus Awards will be made pursuant to an Award Agreement. No payment from the Participant shall be required for Shares awarded pursuant to a Stock Bonus Award.
7.1. Terms of Stock Bonus Awards. The Committee will determine the number of Shares to be awarded to the Participant under a Stock Bonus Award and any restrictions thereon. These restrictions may be based upon completion of a specified period of Service or upon satisfaction of performance goals based on Performance Factors during any Performance Period as set out in advance in the Participant’s Stock Bonus Agreement. Prior to the grant of any Stock Bonus Award, the Committee shall: (a) determine the restrictions to which the Stock Bonus Award is subject, including the nature, length, and starting date of any Performance Period for the Stock Bonus Award; (b) select from among the Performance Factors, if any, to be used to measure performance goals; and (c) determine the number of Shares that may be awarded to the Participant. Performance Periods may overlap and a Participant may participate simultaneously with respect to Stock Bonus Awards that are subject to different Performance Periods and different performance goals and other criteria.
7.2. Form of Payment to Participant. Payment may be made in the form of cash, whole Shares, or a combination thereof, or Services based on the Fair Market Value of the Shares earned under a Stock Bonus Award on the date of payment, as determined in the sole discretion of the Committee.
7.3. Termination of Service. Except as may be set forth in the Participant’s Award Agreement or any other agreement between the Participant and the Company (or any Parent, Subsidiary or Affiliate, if applicable), vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).
8. STOCK APPRECIATION RIGHTS. A Stock Appreciation Right (“SAR”) is an Award to an eligible Employee, Consultant, or Director that may be settled in cash, or Shares (which may consist of Restricted Stock or RSUs), having a value equal to (a) the difference between the Fair Market Value on the date of exercise less the Exercise Price multiplied by (b) the number of Shares with respect to which the SAR is being settled (subject to any maximum number of Shares that may be issuable as specified in an Award Agreement). All SARs will be made pursuant to an Award Agreement.
8.1. Terms of SARs. The Committee will determine the terms of each SAR including, without limitation: (a) the number of Shares subject to the SAR; (b) the Exercise Price and the time or times during which the SAR may be exercised and settled; (c) the consideration to be distributed on exercise and settlement of the SAR; and (d) the effect of the Participant’s termination of Service on each SAR. The Exercise Price of the SAR will be determined by the Committee when the SAR is granted, and may not be less than the Fair Market Value of the Shares on the date of grant. A SAR may be awarded upon satisfaction of Performance Factors, if any, during any Performance Period as are set out in advance in the Participant’s individual Award Agreement. If the SAR is being earned upon the satisfaction of Performance Factors, then the Committee will: (x) determine the nature, length and starting date of any Performance Period for each SAR; and (y) select from among the Performance Factors to be used to measure the performance, if any. Performance Periods may overlap and Participants may participate simultaneously with respect to SARs that are subject to different Performance Factors and other criteria.
8.2. Exercise Period and Expiration Date. A SAR will be exercisable within the times or upon the occurrence of events determined by the Committee and set forth in the Award Agreement governing such SAR. The SAR Agreement shall set forth the expiration date; provided that no SAR will be exercisable after the expiration of ten (10) years from the date the SAR is granted. The Committee may also provide for SARs to become exercisable at one time or from time to time, periodically or otherwise (including, without limitation, upon the attainment during a Performance Period of performance goals based on Performance Factors), in such number of Shares or percentage of the Shares subject to the SAR as the Committee determines. Except as may be set forth in the Participant’s Award Agreement, vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee). Notwithstanding the foregoing, the rules of Section 5.6 also will apply to SARs.

8.3. Form of Settlement. Upon exercise of a SAR, a Participant will be entitled to receive payment from the Company in an amount determined by multiplying (a) the difference between the Fair Market Value of a Share on the date of exercise less the Exercise Price; by (b) the number of Shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment from the Company for the SAR exercise may be in cash, in Shares of equivalent value, or in some combination thereof. The portion of a SAR being settled may be paid currently or on a deferred basis with such interest, if any, as the Committee determines, provided that the terms of the SAR and any deferral satisfy the requirements of Section 409A of the Code, to the extent applicable.
8.4. Termination of Service. Except as may be set forth in the Participant’s Award Agreement or any other agreement between the Participant and the Company (or any Parent, Subsidiary or Affiliate, if applicable), vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).
9. RESTRICTED STOCK UNITS. A Restricted Stock Unit (“RSU”) is an Award to an eligible Employee, Consultant, or Director covering a number of Shares that may be settled by issuance of those Shares (which may consist of Restricted Stock) or in cash. All RSUs shall be made pursuant to an Award Agreement.
9.1. Terms of RSUs. The Committee will determine the terms of an RSU including, without limitation: (a) the number of Shares subject to the RSU, (b) the time or times during which the RSU may be settled, (c) the consideration to be distributed on settlement, and (d) the effect of the Participant’s termination of Service on each RSU, provided that no RSU will have a term longer than ten (10) years. An RSU may be awarded upon satisfaction of such performance goals based on Performance Factors during any Performance Period as are set out in advance in the Participant’s Award Agreement. If the RSU is being earned upon satisfaction of Performance Factors, then the Committee will: (i) determine the nature, length, and starting date of any Performance Period for the RSU; (ii) select from among the Performance Factors to be used to measure the performance, if any; and (iii) determine the number of Shares deemed subject to the RSU. Performance Periods may overlap, and Participants may participate simultaneously with respect to RSUs that are subject to different Performance Periods and different performance goals and other criteria.
9.2. Form and Timing of Settlement. Payment of earned RSUs shall be made as soon as practicable after the date(s) determined by the Committee and set forth in the Award Agreement. The Committee, in its sole discretion, may settle earned RSUs in cash, Shares, or a combination of both. The Committee may also permit a Participant to defer payment under a RSU to a date or dates after the RSU is earned, provided that the terms of the RSU and any deferral satisfy the requirements of Section 409A of the Code to the extent applicable.
9.3. Termination of Service. Except as may be set forth in the Participant’s Award Agreement or any other agreement between the Participant and the Company (or any Parent, Subsidiary or Affiliate, if applicable), vesting ceases on such date Participant’s Service terminates (unless determined otherwise by the Committee).
10. PERFORMANCE AWARDS. A Performance Award is an Award to an eligible Employee, Consultant, or Director that is based upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee, and may be settled in cash, Shares (which may consist of, without limitation, Restricted Stock), other property, or any combination thereof. Grants of Performance Awards shall be made pursuant to an Award Agreement.
(a) Performance Shares. The Committee may grant Awards of Performance Shares, designate the Participants to whom Performance Shares are to be awarded, and determine the number of Performance Shares and the terms and conditions of each such Award. Performance Shares shall consist of a unit valued by reference to a designated number of Shares, the value of which may be paid to the Participant by delivery of Shares or, if set forth in the Award Agreement, of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee. The amount to be paid under an Award of Performance Shares may be adjusted on the basis of such further consideration as the Committee shall determine in its sole discretion.
(b) Performance Units. The Committee may grant Awards of Performance Units, designate the Participants to whom Performance Units are to be awarded, and determine the number of Performance Units and the terms and conditions of each such Award. Performance Units shall consist of a unit valued by reference to a designated amount of property other than Shares, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, other property, or any combination thereof, upon the attainment of performance goals, as established by the Committee, and other terms and conditions specified by the Committee.
(c) Cash-Settled Performance Awards. The Committee may also grant cash-settled Performance Awards to Participants under the terms of this Plan. Such Awards will be based on the attainment of performance goals using the Performance Factors within this Plan that are established by the Committee for the relevant performance period.
10.2. Terms of Performance Awards. The Committee will determine, and each Award Agreement shall set forth, the terms of each Performance Award including, without limitation: (a) the amount of any cash bonus, (b) the number of Shares deemed subject to an Award of Performance Shares, (c) the Performance Factors and Performance Period that shall determine the time and extent to which each Award of Performance Shares shall be settled, (d) the consideration to be distributed on settlement, and (e) the effect of the Participant’s termination of Service on each Performance Award. In establishing Performance Factors and the Performance Period the Committee shall: (i) determine the nature, length, and starting date of any Performance Period; (ii) select from among the Performance Factors to be used; and (iii) determine the number of Shares deemed subject to the Award of Performance Shares. Prior to settlement, the Committee shall determine the extent to which Performance Awards have been earned. Performance Periods may overlap and Participants may participate simultaneously with respect to Performance Awards that are subject to different Performance Periods and different performance goals and other criteria.
10.3. Termination of Service. Except as may be set forth in the Participant’s Award Agreement or any other agreement between the Participant and the Company (or any Parent, Subsidiary or Affiliate, if applicable), vesting ceases on the date Participant’s Service terminates (unless determined otherwise by the Committee).
11. PAYMENT FOR SHARE PURCHASES. Payment from a Participant for Shares purchased pursuant to this Plan may be made in cash or by cash equivalent or, where expressly approved for the Participant by the Committee and where permitted by law (and to the extent not otherwise set forth in the applicable Award Agreement):
(a) by cancellation of indebtedness of the Company to the Participant;
(b) by surrender of shares of the Company held by the Participant that have a Fair Market Value on the date of surrender equal to the aggregate Exercise Price of the Shares as to which said Award will be exercised or settled;
(c) by waiver of compensation due or accrued to the Participant for Services rendered or to be rendered to the Company or a Parent, Subsidiary or Affiliate;
(d) by consideration received by the Company pursuant to a broker-assisted or other form of cashless exercise program implemented by the Company in connection with the Plan;
(e) by any combination of the foregoing; or
(f) by any other method of payment as is permitted by applicable law.
The Committee may limit the availability of any method of payment, to the extent the Committee determines, in its discretion, such limitation is necessary or advisable to comply with applicable law or facilitate the administration of the Plan.
12. GRANTS TO NON-EMPLOYEE DIRECTORS.
12.1. General. Awards pursuant to this Section 12 shall be granted only to Non-Employee Directors, who are eligible to receive any type of Award offered under this Plan except ISOs. Awards pursuant to this Section 12 may be automatically made pursuant to policy adopted by the Board or granted from time to time as determined in the discretion of the Board. A Non-Employee Director who is elected or re-elected as a member of the Board will be eligible to receive an Award under this Section 12.
12.2. Calendar Year Limitation. A Non-Employee Director may not receive Awards under the Plan that, when combined with cash compensation received for service as a Non-Employee Director following the Effective Date, exceed Seven Hundred and Fifty Thousand Dollars ($750,000) in value (as described below) in any calendar year of his or her service as a Non-Employee Director, increased to One Million Dollars ($1,000,000) in value (as described below) in the calendar year of his or her initial Services as a Non-Employee Director. The value of Awards for purposes of complying with this maximum will be determined as follows: (a) for Options and SARs, grant date fair value will be calculated using the Company’s regular valuation methodology for determining the grant date fair value of Options or SARs for financial reporting purposes, and (b) for all other Awards other than Options and SARs, grant date fair value will be determined by either (i) calculating the product of the Fair Market Value per Share on the date of grant and the aggregate number of Shares subject to the Award, or (ii) calculating the product using an average of the Fair Market Value over a number of trading days and the aggregate number of Shares subject to the Award as determined by the Committee. Awards granted, or cash compensation paid, to an individual while he or she was serving in the capacity as an Employee or in consideration of Services as a Consultant but not a Non-Employee Director will not count for purposes of the limitations set forth in this section.
12.3. Vesting, Exercisability and Settlement. Except as set forth in Section 21, Awards will vest, become exercisable, and be settled as determined by the Board. With respect to Options and SARs, the Exercise Price granted to Non-Employee Directors shall not be less than the Fair Market Value of the Shares at the time that such Option or SAR is granted.
12.4. Election to Receive Awards in Lieu of Cash. A Non-Employee Director may elect to receive his or her annual retainer payments and/or meeting fees from the Company in the form of cash or Awards or a combination thereof, if permitted, and as determined, by the Committee. Such Awards shall be issued under the Plan. An election under this section shall be filed with the Company on the form prescribed by the Company.
13. WITHHOLDING TAXES.
13.1. Withholding Generally. In connection with any tax or tax withholding event related to Awards granted under this Plan, the Company may require the Participant to remit to the Company (or to the Third Party Administrator or to the Parent, Subsidiary or Affiliate, as applicable, employing the Participant or to which the Participant provides Services) an amount sufficient to satisfy applicable U.S. and non-U.S. federal, state and local income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items (the “Tax-Related Items”) related to the Participant’s participation in the Plan and legally applicable to the Participant prior to the delivery of Shares, cash or other property pursuant to exercise or settlement of any Award or such other tax event. Whenever payments in satisfaction of Awards granted under this Plan are to be made in cash, such payment will be net of an amount sufficient to satisfy applicable withholding obligations for Tax-Related Items. Unless otherwise determined by the Committee, the Fair Market Value of the Shares will be determined as of the date that the taxes are required to be withheld and such Shares will be valued based on the value of the actual trade or, if there is none, the Fair Market Value of the Shares as of the previous trading day.
13.2. Withholding. The Committee, or its delegate(s), as permitted by applicable law, in its sole discretion and pursuant to such procedures as it may specify from time to time and to limitations of local law, may require or permit a Participant to satisfy such Tax-Related Items legally due from the Participant, in whole or in part, by (without limitation) (a) paying cash, (b) having the Company withhold otherwise deliverable cash or Shares having a Fair Market Value equal to the Tax-Related Items to be withheld, (c) delivering to the Company already-owned shares having a Fair Market Value equal to the Tax-Related Items to be withheld, or (d) withholding from the proceeds of the sale of otherwise deliverable Shares acquired pursuant to an Award either through a voluntary sale or through a mandatory sale arranged by the Company. The Company may withhold or account for these Tax-Related Items by considering applicable statutory withholding rates or other applicable withholding rates, including up to the maximum permissible statutory tax rate for the applicable tax jurisdiction, to the extent consistent with applicable laws.
14. TRANSFERABILITY. Unless determined otherwise by the Committee, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution. If the Committee makes an Award transferable, including, without limitation, by instrument to an inter vivos or testamentary trust in which the Awards are to be passed to beneficiaries upon the death of the trustor (settlor) or by gift or by domestic relations order to a Permitted Transferee, such Award will contain such additional terms and conditions as the Committee deems appropriate. All Awards shall be exercisable: (a) during the Participant’s lifetime only by (i) the Participant or (ii) the Participant’s guardian or legal representative; (b) after the Participant’s death, by the legal representative of the Participant’s heirs or legatees; and (c) in the case of all Awards except ISOs, by a Permitted Transferee.
15. PRIVILEGES OF STOCK OWNERSHIP; RESTRICTIONS ON SHARES.
15.1. Voting and Dividends. No Participant will have any of the rights of a stockholder with respect to any Shares until the Shares are issued to the Participant, except for any Dividend Equivalent Rights permitted by an applicable Award Agreement. Any Dividend Equivalent Rights shall be subject to the same vesting or performance conditions as the underlying Award. In addition, the Committee may provide that any Dividend Equivalent Rights permitted by an applicable Award Agreement shall be deemed to have been reinvested in additional Shares or otherwise reinvested. After Shares are issued to the Participant, the Participant will be a stockholder and have all the rights of a stockholder with respect to such Shares, including the right to vote and receive all dividends or other distributions made or paid with respect to such Shares; provided, that if such Shares are Restricted Stock, then any new, additional or different securities the Participant may become entitled to receive with respect to such Shares by virtue of a stock dividend, stock split or any other change in the corporate or capital structure of the Company will be subject to the same restrictions as the Restricted Stock; provided, further, that the Participant will have no right to such stock dividends or stock distributions with respect to Unvested Shares, and any such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. The Committee, in its discretion, may provide in the Award Agreement evidencing any Award that the Participant will be entitled to Dividend Equivalent Rights with respect to the payment of cash dividends on Shares underlying an Award during the period beginning on the date the Award is granted and ending, with respect to each Share subject to the Award, on the earlier of the date on which the Award is exercised or settled or the date on which it is forfeited; provided, that no Dividend Equivalent Right will be paid with respect to the Unvested Shares, and such dividends or stock distributions will be accrued and paid only at such time, if any, as such Unvested Shares become vested Shares. Such Dividend Equivalent Rights, if any, will be credited to the Participant in the form of additional whole Shares as of the date of payment of such cash dividends on Shares.
15.2. Restrictions on Shares. At the discretion of the Committee, the Company may reserve to itself and/or its assignee(s) a right to repurchase (a “Right of Repurchase”) a portion of any or all Unvested Shares held by a Participant following such Participant’s termination of Service at any time within ninety (90) days (or such longer or shorter time determined by the Committee) after the later of the date Participant’s Service terminates and the date the Participant purchases Shares under this Plan, for cash and/or cancellation of purchase money indebtedness, at the Participant’s Purchase Price or Exercise Price, as the case may be.
16. CERTIFICATES. All Shares or other securities whether or not certificated, delivered under this Plan will be subject to such stock transfer orders, legends, and other restrictions as the Committee may deem necessary or advisable, including restrictions under any applicable U.S. federal, state or foreign securities law, or any rules, regulations, and other requirements of the SEC or any stock exchange or automated quotation system upon which the Shares may be listed or quoted, and any non-U.S. exchange controls or securities law restrictions to which the Shares are subject.
17. ESCROW; PLEDGE OF SHARES. To enforce any restrictions on a Participant’s Shares, the Committee may require the Participant to deposit all certificates representing Shares, together with stock powers or other instruments of transfer approved by the Committee, appropriately endorsed in blank, with the Company or an agent designated by the Company to hold in escrow until such restrictions have lapsed or terminated. The Committee may cause a legend or legends referencing such restrictions to be placed on the certificates. Any Participant who is permitted to execute a promissory note as partial or full consideration for the purchase of Shares under this Plan will be required to pledge and deposit with the Company all or part of the Shares so purchased as collateral to secure the payment of the Participant’s obligation to the Company under the promissory note; provided, however, that the Committee may require or accept other or additional forms of collateral to secure the payment of such obligation and, in any event, the Company will have full recourse against the Participant under the promissory note notwithstanding any pledge of the Participant’s Shares or other collateral. In connection with any pledge of the Shares, the Participant will be required to execute and deliver a written pledge agreement in such form as the Committee will from time to time approve. The Shares purchased with the promissory note may be released from the pledge on a pro rata basis as the promissory note is paid.
18. REPRICING; EXCHANGE AND BUYOUT OF AWARDS. Without prior stockholder approval the Committee may (a) reprice Options or SARs (and where such repricing is a reduction in the Exercise Price of outstanding Options or SARs, the consent of the affected Participants is not required provided written notice is provided to them, notwithstanding any adverse tax consequences to them arising from the repricing), and (b) with the consent of the respective Participants (unless not required pursuant to Section 5.9 of the Plan), pay cash or issue new Awards in exchange for the surrender and cancellation of any, or all, outstanding Awards, including pursuant to an Exchange Program.
19. SECURITIES LAW AND OTHER REGULATORY COMPLIANCE. An Award will not be effective unless such Award is in compliance with all applicable U.S. and non-U.S. federal and state securities and exchange control and other laws, rules, and regulations of any governmental body, and the requirements of any stock exchange or automated quotation system upon which the Shares may then be listed or quoted, as they are in effect on the date of grant of the Award and also on the date of exercise or other issuance. Notwithstanding any other provision in this Plan, the Company will have no obligation to issue or deliver certificates for Shares under this Plan prior to: (a) obtaining any approvals from governmental agencies that the Company determines are necessary or advisable and/or (b) completion of any registration or other qualification of such Shares under any U.S. and non-U.S. federal or state law or ruling of any governmental body that the Company determines to be necessary or advisable. The Company will be under no obligation to register the Shares with the SEC or to effect compliance with the registration, qualification, or listing requirements of any state or non-U.S. securities laws, exchange control laws, stock exchange, or automated quotation system, and the Company will have no liability for any inability or failure to do so.
20. NO OBLIGATION TO EMPLOY. Nothing in this Plan or any Award granted under this Plan will confer or be deemed to confer on any Participant any right to continue in the employ of, or to continue any other Service with, the Company or any Parent, Subsidiary, or Affiliate or limit in any way the right of the Company or any Parent, Subsidiary, or Affiliate to terminate Participant’s Service at any time.
21. CORPORATE TRANSACTIONS.
21.1. Treatment of Awards in Corporate Transaction. In the event that the Company is subject to a Corporate Transaction, outstanding Awards acquired under the Plan shall be subject to the agreement evidencing the Corporate Transaction, which need not treat all outstanding Awards in an identical manner. Such agreement, without the Participant’s consent, shall provide for one or more of the following with respect to all outstanding Awards as of the effective date of such Corporate Transaction:
(a) The continuation of an outstanding Award by the Company (if the Company is the successor entity).
(b) The assumption of outstanding Awards by the successor or acquiring entity (if any) in such Corporate Transaction (or by any of its Parents, if any), which assumption, will be binding on all Participants; provided that the Exercise Price and the number and nature of shares issuable upon exercise of any such Option or SAR, or upon the settlement of any Award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) and Section 409A of the Code. For the purposes of this Section 21, an Award will be considered assumed if, following the Corporate Transaction, the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Corporate Transaction, the consideration (whether stock, cash, or other securities or property) received in the Corporate Transaction by holders of Shares for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the Corporate Transaction is not solely common stock of the successor corporation or its Parent, the Committee may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of an Option or SAR or upon the settlement of an RSU, for each Share subject to such Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the Corporate Transaction.
(c) The substitution by the successor or acquiring entity in such Corporate Transaction (or by its parents, if any) of equivalent awards with substantially the same terms for such outstanding Awards (except that the exercise price and the number and nature of shares issuable upon exercise of any such option or stock appreciation right, or any award that is subject to Section 409A of the Code, will be adjusted appropriately pursuant to Section 424(a) of the Code and/or Section 409A of the Code, as applicable).
(d) The full or partial acceleration of exercisability or vesting and accelerated expiration of an outstanding Award and lapse of the Company’s right to repurchase or re-acquire shares acquired under an Award or lapse of forfeiture rights with respect to shares acquired under an Award.
(e) The settlement of the full value of such outstanding Award (whether or not then vested or exercisable) in cash, cash equivalents, or securities of the successor entity (or its parent, if any) with a fair market value equal to the required amount, followed by the cancellation of such Awards; provided however, that such Award may be cancelled if such Award has no value, as determined by the Committee, in its discretion. Subject to Section 409A of the Code, such payment may be made in installments and may be deferred until the date or dates the

Award would have become exercisable or vested. Such payment may be subject to vesting based on the Participant’s continued Service, provided that the vesting schedule shall not be less favorable to the Participant than the schedule under which the Award would have become vested or exercisable. For purposes of this Section 21.1(e), the fair market value of any security shall be determined without regard to any vesting conditions that may apply to such security.
(f) Termination of any right to exercise any Option prior to vesting in the Shares subject to the Option (i.e., “early exercise”), such that following the closing of the transaction Options may only be exercised to the extent vested.
(g) The cancellation of outstanding Awards in exchange for no consideration.
The Board shall have full power and authority to assign the Company’s right to repurchase or re-acquire or forfeiture rights to such successor or acquiring corporation. In addition, in the event such successor or acquiring corporation (if any) refuses to assume, convert, replace or substitute Awards, as provided above, pursuant to a Corporate Transaction, the Committee will notify the Participant in writing or electronically that such Participant’s Award will, if exercisable, be exercisable for a period of time determined by the Committee in its sole discretion, and such Award will terminate upon the expiration of such period. Awards need not be treated similarly in a Corporate Transaction and treatment may vary from Award to Award and/or from Participant to Participant.
21.2. Assumption of Awards by the Company. The Company, from time to time, also may substitute or assume outstanding awards granted by another company, whether in connection with an acquisition of such other company or otherwise, by either: (a) granting an Award under this Plan in substitution of such other company’s award, or (b) assuming such award as if it had been granted under this Plan if the terms of such assumed award could be applied to an Award granted under this Plan. Such substitution or assumption will be permissible if the holder of the substituted or assumed award would have been eligible to be granted an Award under this Plan if the other company had applied the rules of this Plan to such grant. In the event the Company assumes an award granted by another company, the terms and conditions of such award will remain unchanged (except that the Purchase Price or the Exercise Price, as the case may be, and the number and nature of Shares issuable upon exercise or settlement of any such Award will be adjusted appropriately pursuant to Section 424(a) of the Code). In the event the Company elects to grant a new Option in substitution rather than assuming an existing option, such new Option may be granted with a similarly adjusted Exercise Price. Substitute Awards will not reduce the number of Shares authorized for grant under the Plan or authorized for grant to a Participant in a calendar year.
21.3. Non-Employee Directors’ Awards. Notwithstanding any provision to the contrary herein, and unless otherwise set forth in the applicable Award Agreement or any other agreement between the Participant and the Company (or any Parent, Subsidiary or Affiliate, if applicable), in the event of a Corporate Transaction, the vesting of all Awards granted to Non-Employee Directors will accelerate and such Awards will become exercisable (as applicable) in full prior to the consummation of the Corporate Transaction at such times and on such conditions as the Committee determines.
22. ADOPTION AND STOCKHOLDER APPROVAL. This Plan will be submitted for the approval of the Company’s stockholders, consistent with applicable laws, within twelve (12) months before or after the date this Plan is adopted by the Board.
23. TERM OF PLAN/GOVERNING LAW. Unless earlier terminated as provided herein, this Plan will become effective on the Effective Date and will terminate ten (10) years from the date this Plan is adopted by the Board. After this Plan is terminated or expires, no Awards may be granted but Awards previously granted shall remain outstanding in accordance with their applicable terms and conditions. This Plan and all Awards granted hereunder will be governed by and construed in accordance with the laws of the State of Delaware (excluding its conflict of laws rules).
24. AMENDMENT OR TERMINATION OF PLAN. Subject to approval by the Company’s stockholders where required by applicable law, regulation or rule, the Board may at any time terminate or amend this Plan in any respect, including, without limitation, amendment of any form of Award Agreement or instrument to be executed pursuant to this Plan, provided, however, that the Board will not, without the approval of the stockholders of the Company, amend this Plan in any manner that requires such stockholder approval, provided further that a Participant’s Award shall be governed by the version of this Plan then in effect at the time such Award was granted. No termination or amendment of the Plan or any outstanding Award may adversely affect any then outstanding Award without the consent of the Participant, unless such termination or amendment is necessary to comply with applicable law, regulation or rule.
25. NONEXCLUSIVITY OF THE PLAN. Neither the adoption of this Plan by the Board, the submission of this Plan to the stockholders of the Company for approval, nor any provision of this Plan will be construed as creating any limitations on the power of the Board to adopt such additional compensation arrangements as it may deem desirable, including, without limitation, the granting of stock Awards and bonuses otherwise than under this Plan, and such arrangements may be either generally applicable or applicable only in specific cases.
26. INSIDER TRADING POLICY. Each Participant who receives an Award shall comply with any policy adopted by the Company from time to time covering transactions in the Company’s securities by Employees, officers, and/or Directors of the Company, as applicable, as well as with any applicable insider trading or market abuse laws to which the Participant may be subject.
27. ALL AWARDS SUBJECT TO COMPANY CLAWBACK OR RECOUPMENT POLICY. All Awards, subject to applicable law, shall be subject to clawback or recoupment pursuant to any compensation clawback or recoupment policy adopted by the Board or required by law during the term of Participant’s Service that is applicable to officers, Employees, Directors or other service providers, and in addition to any other remedies available under such policy and applicable law, may require the cancellation of outstanding Awards and the recoupment of any gains realized with respect to Awards.

28. DEFINITIONS. As used in this Plan, and except as elsewhere defined herein, the following terms will have the following meanings:
28.1. “Affiliate” means (a) any person or entity that, directly or indirectly, is controlled by, controls, or is under common control with, the Company, and (b) any person or entity in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.
28.2. “Award” means any award under the Plan, including any Option, Performance Award, Restricted Stock, Stock Bonus, Stock Appreciation Right, or Restricted Stock Unit.
28.3. “Award Agreement” means, with respect to each Award, the written or electronic agreement between the Company and the Participant setting forth the terms and conditions of the Award, and country-specific appendix thereto for grants to non-U.S. Participants, which shall be in substantially a form (which need not be the same for each Participant) that the Committee (or in the case of Award Agreements that are not used for Insiders, the Committee’s delegate(s)) has from time to time approved, and will comply with and be subject to the terms and conditions of this Plan.
28.4. “Board” means the Board of Directors of the Company.
28.5. “Cause” means the occurrence of any one or more of the following: (a) Participant’s commission of a felony or any crime involving fraud, dishonesty or moral turpitude; (b) Participant’s attempted commission of or participation in a fraud or act of dishonesty against the Company that results in (or might have reasonably resulted in) material harm to the business of the Company; (c) Participant’s intentional, material violation of any contract or agreement between Participant and the Company or any statutory duty Participant owes to the Company; (d) Participant’s conduct that constitutes gross insubordination, incompetence or habitual neglect of duties that results in (or might have reasonably resulted in) material harm to the business of the Company; (e) Participant’s willful failure substantially to perform his or her duties and responsibilities to the Company; (f) unauthorized use or disclosure by Participant of any proprietary information or trade secrets of the Company or any other party to whom the Participant owes an obligation of nondisclosure as a result of his or her relationship with the Company; (g) Participant’s failure to cooperate with the Company in any internal or external investigation or formal proceeding if the Company has requested Participant’s reasonable cooperation; (h) any misconduct by the Participant which is materially injurious to the financial condition or business reputation of, or is otherwise materially injurious to, the Company or a Parent, Subsidiary or Affiliate; provided, however, that the action or conduct described in clauses (c), (d), (e) and (g) above will constitute “Cause” only if such action or conduct continues after the Company has provided Participant with written notice thereof and thirty (30) days to cure the same. The determination as to whether a Participant is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Participant. The foregoing definition does not in any way limit the Company’s ability to terminate a Participant’s employment or consulting relationship at any time as provided in Section 20 above, and the term “Company” will be interpreted to include any Subsidiary or Parent, as appropriate. The foregoing definition of “Cause” may, in part or in whole, be modified or replaced in each individual employment agreement, Award Agreement or other applicable agreement with any Participant, provided that such document supersedes the definition provided in this Section 28.5.
28.6. “Code” means the United States Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.
28.7. “Committee” means the Compensation Committee of the Board or those persons to whom administration of the Plan, or part of the Plan, has been delegated as permitted by law.
28.8. “Common Stock” means the common stock of the Company.
28.9. “Company” means Standard BioTools Inc., a Delaware corporation, or any successor corporation.
28.10. “Consultant” means any natural person, including an advisor or independent contractor, who is engaged by the Company or a Parent, Subsidiary, or Affiliate to render bona fide Services to such entity, provided the Services (i) are not in connection with the offer or sale of securities in a capital-raising transaction, and (ii) do not directly promote or maintain a market for the Company’s securities, in each case, within the meaning of Form S-8 promulgated under the Securities Act.
28.11. “Corporate Transaction” means the occurrence of any of the following events: (a) any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) acquires “beneficial ownership” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities, provided, however, that for purposes of this subclause (a) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction; (b) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; (c) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or (d) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purpose of subclause (d), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction.

For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with the Company.
Notwithstanding the foregoing, to the extent that any amount constituting deferred compensation (as defined in Section 409A of the Code) would become payable under this Plan by reason of a Corporate Transaction, such amount shall become payable only if the event constituting a Corporate Transaction would also qualify as a change in ownership or effective control of the Company or a change in the ownership of a substantial portion of the assets of the Company, each as defined within the meaning of Code Section 409A, as it has been and may be amended from time to time, and any proposed or final Treasury Regulations and IRS guidance that has been promulgated or may be promulgated thereunder from time to time.
28.12. “Director” means a member of the Board.
28.13. “Disability” means in the case of ISOs, total and permanent disability as defined in Section 22(e)(3) of the Code and in the case of other Awards, that the Participant is unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months.
28.14. “Dividend Equivalent Right” means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by the Plan, to receive a credit for the account of such Participant in an amount equal to the cash, stock, or other property dividends for each Share represented by an Award held by such Participant.
28.15. “Effective Date” means the later of (i) the date of the consummation of the merger of a wholly-owned subsidiary of the Company with and into Treeline Biosciences, Inc., as described in the Merger Agreement and (ii) the date this Plan was approved by the stockholders of the Company; provided that if the Merger Agreement is terminated prior to the consummation of the Merger, this Plan shall not become effective and shall be null and void.
28.16. “Employee” means any person, including officers and Directors, providing Services as an employee to the Company or any Parent, Subsidiary, or Affiliate. Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.
28.17. “Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
28.18. “Exchange Program” means a program pursuant to which (a) outstanding Awards are surrendered, cancelled, or exchanged for cash, the same type of Award, or a different Award (or combination thereof); or (b) the Exercise Price of an outstanding Award is increased or reduced.
28.19. “Exercise Price” means, with respect to an Option, the price at which a holder may purchase the Shares issuable upon exercise of an Option and with respect to a SAR, the price at which the SAR is granted to the holder thereof.
28.20. “Fair Market Value” means, as of any date, the value of a Share, determined as follows:
(a) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Committee may determine or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported;
(b) if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Committee deems reliable; or
(c) by the Board or the Committee in good faith.
28.21. “Insider” means an officer or Director of the Company or any other person whose transactions in the Company’s Common Stock are subject to Section 16 of the Exchange Act.
28.22. “IRS” means the United States Internal Revenue Service.
28.23. “Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of June 6, 2026, among the Company, Treeline Biosciences, Inc. and certain other parties thereto.
28.24. “Non-Employee Director” means a Director who is not an Employee of the Company or any Parent, Subsidiary, or Affiliate.
28.25. “Option” means an Award of an option to purchase Shares pursuant to Section 5 and granted under the Plan.
28.26. “Parent” means any corporation (other than the Company) in an unbroken chain of corporations ending with the Company if each of such corporations other than the Company owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.
28.27. “Participant” means a person who holds an Award under this Plan.
28.28. “Performance Award” means an Award as defined in Section 10 and granted under the Plan.

28.29. “Performance Factors” means any of the factors selected by the Committee and specified in an Award Agreement, from among the following objective or subjective measures, either individually, alternatively or in any combination, applied to the Participant, the Company as a whole or any business unit thereof, or Parent, Subsidiary or Affiliate, either individually, alternatively, or in any combination, on a GAAP or non-GAAP basis, and measured, to the extent applicable on an absolute basis or relative to a pre-established target, to determine whether the performance goals established by the Committee with respect to applicable Awards have been satisfied:
(a) profit before tax;
(b) billings;
(c) revenue;
(d) net revenue;
(e) earnings (which may include earnings before interest and taxes, earnings before taxes, net earnings, stock-based compensation expenses, depreciation, and amortization);
(f) operating income;
(g) operating margin;
(h) operating profit;
(i) controllable operating profit or net operating profit;
(j) net profit;
(k) gross margin;
(l) operating expenses or operating expenses as a percentage of revenue;
(m) net income;
(n) earnings per share;
(o) total stockholder return;
(p) market share;
(q) return on assets or net assets;
(r) the Company’s stock price;
(s) growth in stockholder value relative to a pre-determined index;
(t) return on equity;
(u) return on invested capital;
(v) cash flow (including free cash flow or operating cash flows);
(w) cash conversion cycle;
(x) economic value added;
(y) individual confidential business objectives;
(z) contract awards or backlog;
(aa) overhead or other expense reduction;
(bb) credit rating;
(cc) strategic plan development and implementation;
(dd) succession plan development and implementation;
(ee) improvement in workforce diversity;
(ff) customer indicators and/or satisfaction;
(gg) new product invention or innovation;
(hh) attainment of research and development milestones;
(ii) improvements in productivity;

(jj) bookings;
(kk) attainment of objective operating goals and employee metrics;
(ll) sales;
(mm) expenses;
(nn) balance of cash, cash equivalents, and marketable securities;
(oo) completion of an identified special project;
(pp) completion of a joint venture or other corporate transaction;
(qq) employee satisfaction and/or retention;
(rr) research and development expenses;
(ss) working capital targets and changes in working capital; and
(tt) any other metric that is capable of measurement as determined by the Committee.
The Committee may provide for one or more equitable adjustments to the Performance Factors to preserve the Committee’s original intent regarding the Performance Factors at the time of the initial award grant, such as but not limited to, adjustments in recognition of unusual or non-recurring items such as acquisition-related activities or changes in applicable accounting rules. It is within the sole discretion of the Committee to make or not make any such equitable adjustments.
28.30. “Performance Period” means one or more periods of time, which may be of varying and overlapping durations, as the Committee may select, over which the attainment of one or more Performance Factors will be measured for the purpose of determining a Participant’s right to, and the payment of, a Performance Award.
28.31. “Performance Share” means an Award as defined in Section 10 and granted under the Plan.
28.32. “Performance Unit” means an Award as defined in Section 10 and granted under the Plan.
28.33. “Permitted Transferee” means any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law (including adoptive relationships) of the Employee, any person sharing the Employee’s household (other than a tenant or employee), a trust in which these persons (or the Employee) have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Employee) control the management of assets, and any other entity in which these persons (or the Employee) own more than fifty percent (50%) of the voting interests.
28.34. “Plan” means this Company Post-Closing Equity Incentive Plan.
28.35. “Pre-Funded Warrant” means any warrant to acquire shares of Common Stock for a nominal exercise price.
28.36. “Purchase Price” means the price to be paid for Shares acquired under the Plan, other than Shares acquired upon exercise of an Option or SAR.
28.37. “Restricted Stock Award” means an Award as defined in Section 6 and granted under the Plan, or issued pursuant to the early exercise of an Option.
28.38. “Restricted Stock Unit” means an Award as defined in Section 9 and granted under the Plan.
28.39. “SEC” means the United States Securities and Exchange Commission.
28.40. “Securities Act” means the United States Securities Act of 1933, as amended.
28.41. “Service” means service as an Employee, Consultant, Director, or Non-Employee Director, to the Company or a Parent, Subsidiary, or Affiliate, subject to such further limitations as may be set forth in the Plan or the applicable Award Agreement. Unless otherwise determined by the Committee, an Employee will not be deemed to have ceased to provide Service in the case of any leave of absence approved by the Company or a Parent, Subsidiary, or Affiliate, as applicable. In the case of any Employee on an approved leave of absence or a reduction in hours worked (for illustrative purposes only, a change in schedule from that of full-time to part-time), the Committee may make such provisions respecting suspension of or modification to vesting of the Award while on leave from the employ of the Company or a Parent, Subsidiary or Affiliate or during such change in working hours as it may deem appropriate, including suspension of or modification to vesting of the Award (including pursuant to a formal policy adopted from time to time by the Company or a Parent, Subsidiary, or Affiliate), except that in no event may an Award vest or be exercised after the expiration of the term set forth in the applicable Award Agreement. Unless the Committee provides otherwise (including pursuant to a formal policy adopted from time to time by the Company or a Parent, Subsidiary, or Affiliate), to the extent permitted under applicable law, vesting of Awards granted hereunder will continue during any leave of absence. A change in status between an Employee, Consultant, Director or Non-Employee Director shall not terminate the Participant’s Service, unless determined by the Committee in its discretion or to the extent set forth in the applicable Award Agreement. The Committee will have sole discretion to determine whether a Participant has ceased to provide Service and the effective date on which the Participant ceased to provide Service.

28.42. “Shares” means shares of the Common Stock and shares of common stock of any successor entity of the Company.
28.43. “Stock Appreciation Right” means an Award granted pursuant to Section 8 and granted under the Plan.
28.44. “Stock Bonus” means an Award granted pursuant to Section 7 and granted under the Plan.
28.45. “Subsidiary” means any corporation (other than the Company) in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.
28.46. “Treasury Regulations” means regulations promulgated by the United States Treasury Department.
28.47. “Unvested Shares” means Shares that have not yet vested or are subject to a right of repurchase in favor of the Company (or any successor thereto).

Annex J
FORM OF POST-CLOSING EMPLOYEE STOCK PURCHASE PLAN

TREELINE BIOSCIENCES HOLDINGS, INC.
POST-CLOSING EMPLOYEE STOCK PURCHASE PLAN
1. PURPOSE. The purpose of this Plan is to provide eligible employees of Standard BioTools Inc. (the “Company”) and the Participating Corporations with a means of acquiring an equity interest in the Company, to enhance such employees’ sense of participation in the affairs of the Company. Capitalized terms not defined elsewhere in the text are defined in Section 28 of this Plan.
2. ESTABLISHMENT OF PLAN. The Company proposes to grant rights to purchase shares of Common Stock to eligible employees of the Company and its Participating Corporations pursuant to this Plan. The Company intends this Plan to qualify as an “employee stock purchase plan” under Section 423 of the Code (including any amendments to or replacements of such Section), and this Plan shall be so construed, although the Company makes no undertaking or representation to maintain such qualification. Any term not expressly defined in this Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. In addition, this Plan authorizes the grant of options under a Non-Section 423 Component that is not intended to meet Section 423 requirements, provided, to the extent necessary under Section 423 of the Code, the other terms and conditions of this Plan are met.
Subject to Section 14 of this Plan, a total of 26,865,998 shares of Common Stock are reserved for issuance under this Plan. In addition, the number of shares of Common Stock available for grant and issuance under this Plan will be increased on January 1st of each of the first ten (10) calendar years during the term of this Plan by the lesser of (i) one percent (1%) of the sum of (a) the total number of shares of all classes of the Company’s Common Stock; (b) the total number of shares of the Company’s Common Stock subject to Pre-Funded Warrants (if any); and (c) the number of shares of the Company’s Common Stock issuable upon conversion of any preferred stock (if any), in each case, issued and outstanding on each December 31st immediately prior to the date of increase, rounded down to the next whole share, or (ii) such number of shares of Common Stock as may be determined by the Board or the Compensation Committee of the Board. Subject to Section 14 of this Plan, no more than 270,000,000 shares of Common Stock may be issued over the term of this Plan. For the avoidance of any uncertainty, shares of Common Stock withheld to satisfy tax withholding obligations shall not reduce the number of shares of Common Stock available for grant pursuant to this Plan and shall again be made available for grant pursuant to this Plan. The number of shares initially reserved for issuance under this Plan and the maximum number of shares that may be issued under this Plan shall be subject to adjustments effected in accordance with Section 14 of this Plan. Any or all such shares may be granted under the Section 423 Component.
3.  ADMINISTRATION. This Plan will be administered by the Committee. The Committee may delegate administrative tasks under this Plan to a subcommittee or to one or more officers to assist with the administration of this Plan pursuant to specific delegation as permitted by applicable law. Subject to the provisions of this Plan and the limitations of Section 423 of the Code or any successor provision in the Code, all questions of interpretation or application of this Plan shall be determined by the Committee and its decisions shall be final and binding upon all eligible employees and Participants. The Committee will have full and exclusive discretionary authority to construe, interpret and apply the terms of this Plan, to determine eligibility (including that the Committee may determine that an employee of a third party agency who is providing services to a Participating Corporation at the direction of the Participating Corporation is eligible to participate in an Offering Period under the Non-Section 423 Component of this Plan), to designate the Participating Corporations, to determine whether Participating Corporations shall participate in the Section 423 Component or Non-Section 423 Component and to decide upon any and all claims filed under this Plan. Every finding, decision and determination made by the Committee will, to the full extent permitted by law, be final and binding upon all parties. Notwithstanding any provision to the contrary in this Plan, the Committee may adopt rules, sub-plans, and/or procedures relating to the operation and administration of this Plan designed to facilitate compliance with local laws, regulations or customs or to achieve tax, securities law or other objectives for eligible employees outside of the United States. Further, the Committee is specifically authorized to adopt rules and procedures regarding the application of the definition of Compensation (as defined below) to Participants on payrolls outside of the United States, handling of Contributions, taking / making of other Contributions to this Plan, establishment of bank or trust accounts to hold Contributions, payment of interest, establishment of the exchange rate applicable to Contributions made in a currency other than U.S. dollars, obligations to pay payroll tax, determination of beneficiary designation requirements, tax withholding procedures, and handling of stock certificates that vary with applicable local requirements.
The Committee will have the authority to determine the Fair Market Value of the Common Stock (which determination shall be final, binding and conclusive for all purposes) in accordance with Section 8 and Section 28(k) of this Plan and to interpret Section 8 and Section 28(k) of this Plan in connection with circumstances that impact the Fair Market Value. Members of the Committee shall receive no compensation for their services in connection with the administration of this Plan, other than standard fees as established from time to time by the Board for services rendered by Board members serving on Board committees. All expenses incurred in connection with the administration of this Plan shall be paid by the Company. For purposes of this Plan, the Committee may designate separate offerings under this Plan (the terms of which need not be identical) in which eligible employees of one or more Participating Corporations will participate, and the provisions of this Plan will separately apply to each such separate offering even if the dates of the applicable Offering Periods of each such offering are identical. To the extent permitted by Section 423 of the Code, the terms of each separate offering under this Plan need not be identical, provided that the rights and privileges established with respect to a particular offering are applied in an identical manner to all employees of every Participating Corporation whose employees are granted options under that particular offering. The Committee may establish rules to govern the terms of this Plan and the offering that will apply to Participants who transfer employment between the Company and Participating Corporations or between Participating Corporations, in accordance with requirements under Section 423 of the Code to the extent applicable.

4. ELIGIBILITY.
(a) Any employee of the Company or the Participating Corporations is eligible to participate in an Offering Period under this Plan, except that one or more of the following categories of employees may be excluded from coverage under this Plan if determined by the Committee (other than where such exclusion is prohibited by applicable law):
(i) employees who do not meet eligibility requirements that the Committee may choose to impose (within the limits permitted by the Code);
(ii) employees who are not employed by the Company or a Participating Corporation prior to the beginning of such Offering Period or prior to such other time period as specified by the Committee;
(iii) employees who have been employed less than two (2) years;
(iv) employees who are customarily employed for twenty (20) or less hours per week;
(v) employees who are customarily employed for five (5) months or less in a calendar year;
(vi) (a) employees who are “highly compensated employees” of the Company or any Participating Corporation (within the meaning of Section 414(q) of the Code), or (b) any employees who are “highly compensated employees” with compensation above a specified level, who is an officer and/or is subject to the disclosure requirements of Section 16(a) of the Exchange Act;
(vii) employees who are citizens or residents of a foreign jurisdiction (without regard to whether they are also a citizen of the United States or a resident alien (within the meaning of Section 7701(b)(1)(A) of the Code)) if either (i) such employee’s participation is prohibited under the laws of the jurisdiction governing such employee, or (ii) compliance with the laws of the foreign jurisdiction would violate the requirements of Section 423 of the Code; and
(viii) individuals who provide services to the Company or any of its Participating Corporations who are reclassified as common law employees for any reason except for federal income and employment tax purposes.
The foregoing notwithstanding, an individual shall not be eligible if his or her participation in this Plan is prohibited by the law of any country that has jurisdiction over him or her, if complying with the laws of the applicable country would cause this Plan to violate Section 423 of the Code, or if he or she is subject to a collective bargaining agreement that does not provide for participation in this Plan.
(b) No employee who, together with any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code, owns stock or holds options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary or who, as a result of being granted an option under this Plan with respect to such Offering Period, would own stock or hold options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or its Parent or Subsidiary shall be granted an option to purchase Common Stock under this Plan. Notwithstanding the foregoing, the rules of Section 424(d) of the Code shall apply in determining share ownership and the extent to which shares held under outstanding equity awards are to be treated as owned by the employee.
5. OFFERING DATES.
(a) Each Offering Period of this Plan may be of up to twenty-seven (27) months duration and shall commence and end at the times designated by the Committee. Each Offering Period shall consist of one or more Purchase Periods during which Contributions made by Participants are accumulated under this Plan. Offering Periods may be consecutive or overlapping.
(b) An Offering Period shall commence on such dates as are specified by the Committee, with each such Offering Period also consisting of a six (6)-month Purchase Period, except as otherwise provided by an applicable sub-plan, or on such other date determined by the Committee. The Committee may at any time establish a different duration for an Offering Period or Purchase Period to be effective after the next scheduled Purchase Date, up to a maximum duration of twenty-seven (27) months.
6. PARTICIPATION IN THIS PLAN.
(a) Enrollment in Offering Period. An eligible employee determined in accordance with Section 4 may elect to participate in this Plan by submitting an enrollment agreement prior to the commencement of the Offering Period (or such earlier date as the Committee may determine) to which such agreement relates to the Company and/or an authorized third party administrator (the “Third Party Administrator”) (including electronically).
(b) Continued Enrollment in Offering Periods. Once an employee becomes a Participant in an Offering Period, then such Participant will automatically participate in each subsequent Offering Period commencing immediately following the last day of the prior Offering Period unless the Participant withdraws or is deemed to withdraw from this Plan or terminates further participation in an Offering Period as set forth in Section 11 of this Plan. A Participant who is continuing participation pursuant to the preceding sentence is not required to file or submit electronically any additional enrollment agreement in order to continue participation in this Plan, but participation in any subsequent Offering Period will be governed by this Plan and enrollment agreement and other terms in effect on the Offering Date for such relevant Offering Period. A Participant who has discontinued participation in this Plan will be required to submit an enrollment agreement to the Company and/or the Third Party Administrator (including electronically) prior to the commencement of the Offering Period (or such earlier date as the Committee may determine) in which such Participant wishes to resume participation.

7. GRANT OF OPTION ON ENROLLMENT. Becoming a Participant with respect to an Offering Period will constitute the grant (as of the Offering Date) by the Company to such Participant of an option to purchase on the Purchase Date up to that number of shares of Common Stock determined by a fraction, the numerator of which is the amount accumulated in such Participant’s Contribution account during such Purchase Period and the denominator of which is the lower of (i) eighty-five percent (85%) of the Fair Market Value of a share of Common Stock on the Offering Date (but in no event less than the par value of a share of the Common Stock), or (ii) eighty-five percent (85%) of the Fair Market Value of a share of the Common Stock on the Purchase Date; provided, that, the number of shares of Common Stock subject to any option granted pursuant to this Plan shall not exceed the lesser of (x) the maximum number of shares set by the Committee pursuant to Section 10(b) of this Plan with respect to the applicable Purchase Date, or (y) the maximum number of shares which may be purchased pursuant to Section 10(a) of this Plan with respect to the applicable Purchase Date.
8. PURCHASE PRICE. The Purchase Price per share at which a share of Common Stock will be sold in any Offering Period shall be eighty-five percent (85%) of the lesser of:
(a) The Fair Market Value on the Offering Date; or
(b) The Fair Market Value on the Purchase Date.
9. PAYMENT OF PURCHASE PRICE; CONTRIBUTION CHANGES; SHARE ISSUANCES.
(a) The Purchase Price shall be accumulated by regular payroll deductions made during each Offering Period, unless the Committee determines that Contributions may be made in another form (including but not limited to with respect to categories of Participants outside the United States where Contributions must be made in another form due to local legal requirements). The Contributions are made as a percentage of the Participant’s Compensation in one percent (1%) increments not less than one percent (1%), nor greater than fifteen percent (15%) or such lower limit set by the Committee. “Compensation” shall mean base salary or regular hourly wages or remuneration; however, the Committee shall have discretion to adopt a definition of Compensation from time to time that includes all cash compensation reported on the employee’s Form W-2 or corresponding local country tax return, including without limitation base salary or regular hourly wages, bonuses, commissions, overtime, shift premiums, pay during leaves of absence, and draws against commissions (or in foreign jurisdictions, equivalent cash compensation). For purposes of determining a Participant’s Compensation, any election by such Participant to reduce his or her regular cash remuneration under Sections 125 or 401(k) of the Code (or in foreign jurisdictions, equivalent deductions) shall be treated as if the Participant did not make such election. Contributions shall commence on the first payday that occurs on or following the Offering Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in this Plan. Notwithstanding the foregoing, the terms of any sub-plan may permit matching shares without the payment of any purchase price.
(b) A Participant may decrease the rate of Contributions during an Offering Period by filing with the Company or the Third Party Administrator (including electronically) a new enrollment agreement, with the new rate to become effective as soon as practicable after the Company’s receipt of the authorization and continuing for the remainder of the Offering Period unless changed as described below. A decrease in the rate of Contributions may be made once during any Offering Period, or more frequently under rules determined by the Committee. A Participant may increase or decrease the rate of Contributions for any subsequent Offering Period by filing with the Company or the Third Party Administrator (including electronically) a new enrollment agreement prior to the beginning of such Offering Period, or such other time period as specified by the Committee.
(c) A Participant may reduce his or her Contribution percentage to zero during an Offering Period by filing with the Company or the Third Party Administrator (including electronically) a request for cessation of Contributions. Such reduction shall be effective beginning as soon as practicable after the Company’s receipt of the request and no further Contributions will be made for the duration of the Offering Period. Contributions credited to the Participant’s account prior to the effective date of the request shall be used to purchase shares of Common Stock in accordance with Subsection (e) below. A reduction of the Contribution percentage to zero shall be treated as such Participant’s withdrawal from such Offering Period and this Plan, effective as of the day after the Purchase Date following the date of such request with the Company.
(d) All Contributions made for a Participant are credited to his or her book account under this Plan and are deposited with the general funds of the Company, except to the extent local legal restrictions outside the United States require segregation of such Contributions. No interest accrues on the Contributions, except to the extent required due to local legal requirements. All Contributions received or held by the Company may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such Contributions, except to the extent necessary to comply with local legal requirements outside the United States.
(e) On each Purchase Date, so long as this Plan remains in effect and provided that the Participant has not submitted a signed and completed withdrawal form (including electronically) before that date which notifies the Company that the Participant wishes to withdraw from that Offering Period under this Plan and have all Contributions accumulated in the account maintained on behalf of the Participant as of that date returned to the Participant, the Company shall apply the funds then in the Participant’s account to the purchase of whole shares of Common Stock reserved under the option granted to such Participant with respect to the Offering Period to the extent that such option is exercisable on the Purchase Date. The Purchase Price per share shall be as specified in Section 8 of this Plan. Any fractional share, as calculated under this Subsection (e), shall be rounded down to the next lower whole share, unless the Committee determines with respect to all Participants that any fractional share shall be credited as a fractional share. Any amount remaining in a Participant’s account on a Purchase Date which is less than the amount necessary to purchase a full share of the Common Stock shall be carried forward without interest (except to the extent necessary to comply with local legal requirements outside the United States); however, the Committee may determine that such amounts should be refunded without interest (except to the extent necessary to comply with local legal requirements outside the United States) into the next Purchase Period or Offering Period, as the case may be. In the event that this Plan has been oversubscribed, all funds not used to purchase shares on the Purchase

Date shall be returned to the Participant, without interest (except to the extent required due to local legal requirements outside the United States). No Common Stock shall be purchased on a Purchase Date on behalf of any employee whose participation in this Plan has terminated prior to such Purchase Date, except to the extent required due to local legal requirements outside the United States.
(f) As promptly as practicable after the Purchase Date, the Company shall issue shares for the Participant’s benefit representing the shares purchased upon exercise of his or her option.
(g) During a Participant’s lifetime, his or her option to purchase shares hereunder is exercisable only by him or her. The Participant will have no interest or voting right in shares covered by his or her option until such option has been exercised.
(h) To the extent required by applicable U.S. or non-U.S. federal, state, or local law, a Participant shall make arrangements satisfactory to the Company and the Participating Corporation employing the Participant for the satisfaction of any withholding tax obligations that arise in connection with this Plan. The Company or any Subsidiary or Affiliate, as applicable, may withhold, by any method permissible under the applicable law, the amount necessary for the Company or Subsidiary or Affiliate, as applicable, to meet applicable withholding obligations, including any withholding required to make available to the Company or Subsidiary or Affiliate, as applicable, any tax deductions or benefits attributable to the sale or early disposition of shares of Common Stock by a Participant. The Company shall not be required to issue any shares of Common Stock under this Plan until such obligations are satisfied.
10. LIMITATIONS ON SHARES TO BE PURCHASED.
(a) Any other provision of this Plan notwithstanding, no Participant shall purchase Common Stock with a Fair Market Value in excess of the following limit:
(i) In the case of Common Stock purchased during an Offering Period that commenced in the current calendar year, the limit shall be equal to (A) $25,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased in the current calendar year (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary).
(ii) In the case of Common Stock purchased during an Offering Period that commenced in the immediately preceding calendar year, the limit shall be equal to (A) $50,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary) in the current calendar year and in the immediately preceding calendar year.
(iii) In the case of Common Stock purchased during an Offering Period that commenced two calendar years prior, the limit shall be equal to (A) $75,000 minus (B) the Fair Market Value of the Common Stock that the Participant previously purchased (under this Plan and all other employee stock purchase plans of the Company or any Parent or Subsidiary) in the current calendar year and in the two immediately preceding calendar years.
For purposes of this Subsection (a), the Fair Market Value of Common Stock shall be determined in each case as of the beginning of the Offering Period in which such Common Stock is purchased. Employee stock purchase plans not described in Section 423 of the Code shall be disregarded. If a Participant is precluded by this Subsection (a) from purchasing additional Common Stock under this Plan, then his or her Contributions may be discontinued and if, to the extent discontinued, shall automatically resume at the beginning of the earliest Purchase Period that will end in the next calendar year (if he or she then is an eligible employee), provided that when the Company automatically resumes such Contributions, the Company must apply the rate in effect immediately prior to such suspension.
(b) In no event shall a Participant be permitted to purchase more than Five Thousand (5,000) shares on any one Purchase Date or such higher or lower number as the Committee shall determine for a subsequent Purchase Period. If a lower limit is set under this Subsection (b), then all Participants will be notified of such limit prior to the commencement of the next Offering Period for which it is to be effective.
(c) If the number of shares to be purchased on a Purchase Date by all Participants exceeds the number of shares then available for issuance under this Plan, then the Company will make a pro rata allocation of the remaining shares in as uniform a manner as shall be reasonably practicable and as the Committee shall determine to be equitable. In such event, the Company will give notice of such reduction of the number of shares to be purchased under a Participant’s option to each Participant affected.
(d) Any Contributions accumulated in a Participant’s account which are not used to purchase stock due to the limitations in this Section 10, and not covered by Section 9(e) of this Plan, shall be returned to the Participant as soon as practicable after the end of the applicable Purchase Period, without interest (except to the extent required due to local legal requirements outside the United States).
11. WITHDRAWAL.
(a) Each Participant may withdraw from an Offering Period under this Plan pursuant to a method specified for such purpose by the Company (including electronically via the Third Party Administrator). Such withdrawal may be elected at least five (5) business days prior to the end of an Offering Period, or such other time period as specified by the Committee.
(b) Upon withdrawal from this Plan, the accumulated Contributions shall generally be returned to the withdrawn Participant, without interest (except to the extent required due to local legal requirements outside the United States), unless otherwise allowed in the enrollment agreement, and his or her interest in this Plan shall terminate. In the event a Participant voluntarily elects to withdraw from this Plan, he or she may not resume his or her participation in this Plan during the same Offering Period, but he or she may participate in any Offering Period under this Plan which commences on a date subsequent to such withdrawal by submitting a new enrollment agreement with the Company and/or the Third Party Administrator (including electronically) in the same manner as set forth in Section 6 of this Plan for initial participation in this Plan.
(c) To the extent there are multiple Purchase Periods within a single Offering Period, then (1) if the Fair Market Value on the Offering Date of an Offering Period in which a Participant is enrolled is higher than the Fair Market Value on the Purchase Date of any applicable Purchase Period within such Offering Period, the Company will automatically (i) withdraw such Participant from such Offering Period immediately after completion of the purchase on the Purchase Date of such Purchase Period as set forth in Subsection (2) below and (ii) enroll such Participant in the subsequent Offering Period and (2) any funds accumulated in a Participant’s account prior to such Purchase Date will be applied to the purchase of shares on the Purchase Date immediately prior to the first day of such subsequent Offering Period, if any.
12. TERMINATION OF EMPLOYMENT. Termination of a Participant’s employment with the Company or any Participating Corporation for any reason, including retirement, death, disability, or the failure of a Participant to remain an eligible employee of the Company or of a Participating Corporation, including Participant’s employer no longer being a Participating Corporation, immediately terminates his or her participation in this Plan (except as required due to local legal requirements outside the United States). In such event, accumulated Contributions credited to the Participant’s account will be returned to him or her or, in the case of his or her death, to his or her estate or legal representative (as determined by the Company), without interest (except to the extent required due to local legal requirements outside the United States). For purposes of this Section 12, an employee will not be deemed to have terminated employment or failed to remain in the continuous employ of the Company or of a Participating Corporation in the case of a transfer of employment between the Company and any Participating Corporation or any sick leave, military leave, or any other leave of absence approved by the Company; provided that such leave is for a period of not more than ninety (90) days or reemployment upon the expiration of such leave is guaranteed by contract or statute. The Company will have sole discretion to determine whether a Participant has terminated employment and the effective date on which the Participant terminated employment, regardless of any notice period or garden leave required under local law.
13. RETURN OF CONTRIBUTIONS. In the event a Participant’s interest in this Plan is terminated by withdrawal, termination of employment or otherwise, or in the event this Plan is terminated by the Board, the Company shall deliver to the Participant all accumulated Contributions credited to such Participant’s account. No interest shall accrue on the Contributions of a Participant in this Plan (except to the extent required due to local legal requirements outside the United States).
14. CAPITAL CHANGES. If the number or class of outstanding shares is changed by a stock dividend, extraordinary dividend or distribution (whether in cash, shares or other property, other than a regular cash dividend), recapitalization, stock split, reverse stock split, subdivision, combination, consolidation, reclassification, spin-off or similar change in the capital structure of the Company, without consideration, then the Committee shall adjust the number and class of Shares of Common Stock that may be delivered under this Plan, the Purchase Price per share and the number and class of shares of Common Stock covered by each option under this Plan which has not yet been exercised, and the maximum number and class of shares under Sections 2 and 10 of this Plan shall be proportionately adjusted, subject to any required action by the Board or the stockholders of the Company and in compliance with the applicable securities laws; provided that fractions of a share will not be issued.
15. NONASSIGNABILITY. Neither Contributions credited to a Participant’s account nor any rights with regard to the exercise of an option or to receive shares under this Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 22 of this Plan) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be void and without effect.
16. USE OF PARTICIPANT FUNDS AND REPORTS. The Company may use all Contributions received or held by it under this Plan for any corporate purpose, and the Company will not be required to segregate Participant Contributions (except to the extent required due to local legal requirements outside the United States). Until shares are issued, Participants will only have the rights of an unsecured creditor unless otherwise required under local law. Each Participant shall receive, or have access to, promptly after the end of each Purchase Period a report of his or her account setting forth the total Contributions accumulated, the number of shares purchased, the per share price thereof and the remaining cash balance, if any, carried forward to the next Purchase Period or Offering Period, as the case may be.
17. NOTICE OF DISPOSITION. Each U.S. taxpayer Participant shall notify the Company in writing if the Participant disposes of any of the shares purchased in any Offering Period pursuant to this Plan if such disposition occurs within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased (the “Notice Period”). The Company may, at any time during the Notice Period, place a legend or legends on any certificate representing shares acquired pursuant to this Plan requesting the Company’s transfer agent to notify the Company of any transfer of the shares. The obligation of the Participant to provide such notice shall continue notwithstanding the placement of any such legend on the certificates.
18. NO RIGHTS TO CONTINUED EMPLOYMENT. Neither this Plan nor the grant of any option hereunder shall confer any right on any employee to remain in the employ of the Company or any Participating Corporation, or restrict the right of the Company or any Participating Corporation to terminate such employee’s employment.
19. EQUAL RIGHTS AND PRIVILEGES. All eligible employees granted an option under the Section 423 Component of this Plan shall have equal rights and privileges with respect to this Plan or within any separate offering under this Plan so that this Plan qualifies as an “employee stock purchase plan” within the meaning of Section 423 or any successor provision of the Code and the related regulations. Any provision of this Plan which is inconsistent with Section 423 or any successor provision of the Code, without further act or amendment by the Company, the Committee or the Board, shall be reformed to comply with the requirements of Section 423 (unless such provision applies exclusively to options granted under this Plan that are not intended to comply with Code Section 423 requirements). This Section 19 shall take precedence over all other provisions in this Plan.
20. NOTICES. All notices or other communications by a Participant to the Company under or in connection with this Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.
21. TERM; STOCKHOLDER APPROVAL. This Plan will become effective on the Effective Date. This Plan shall be approved by the stockholders of the Company, in any manner permitted by applicable corporate law, within twelve (12) months before or after the date this Plan is adopted by the Board. No purchase of shares that are subject to such stockholder approval before becoming available under this Plan shall occur prior to stockholder approval of such shares and the Board or Committee may delay any Purchase Date and postpone the commencement of any Offering Period subsequent to such Purchase Date as deemed necessary or desirable to obtain such approval (provided that if a Purchase Date would occur more than six (6) months after commencement of the Offering Period to which it relates, then such Purchase Date shall not occur and instead such Offering Period shall terminate without the purchase of such shares and Participants in such Offering Period shall be refunded their Contributions without interest, unless the payment of interest is required under applicable local laws). This Plan shall continue until the earlier to occur of (a) termination of this Plan by the Board (which termination may be effected by the Board at any time pursuant to Section 25 of this Plan), (b) issuance of all of the shares of Common Stock reserved for issuance under this Plan, or (c) the tenth anniversary of the Effective Date.
22. DESIGNATION OF BENEFICIARY.
(a) If authorized by the Company, a Participant may file a written designation with the Company, or if permitted by the Company, with the Third Party Administrator (including electronically) of a beneficiary who is to receive any cash or shares, if any, from the Participant’s account under this Plan in the event of such Participant’s death prior to a Purchase Date. Such form shall be valid only if it was filed with the Company or a Third Party Administrator designated by the Company at the prescribed location before the Participant’s death.
(b) If authorized by the Company, such designation of beneficiary may be changed by the Participant at any time by written notice filed with the Company or if permitted by the Company, with the Third Party Administrator (including electronically) at the prescribed location before the Participant’s death. In the event of the death of a Participant and in the absence of a beneficiary validly designated under this Plan who is living at the time of such Participant’s death, the Company shall deliver such cash to the executor or administrator of the estate of the Participant or to the legal heirs of the Participant.
23. CONDITIONS UPON ISSUANCE OF SHARES; LIMITATION ON SALE OF SHARES. Shares shall not be issued with respect to an option unless the exercise of such option and the issuance and delivery of such shares pursuant thereto shall comply with all applicable provisions of U.S. or non-U.S. laws, including, without limitation, the Securities Act, the Exchange Act, the rules and regulations promulgated thereunder, and the requirements of any stock exchange or automated quotation system upon which the shares may then be listed, exchange control restrictions and/or securities law restrictions or other applicable laws outside the United States, and shall be further subject to the approval of counsel for the Company with respect to such compliance. Shares may be held in trust or subject to further restrictions as permitted by any subplan.
24. APPLICABLE LAW. This Plan shall be governed by the substantive laws (excluding the conflict of laws rules) of the State of Delaware.
25. AMENDMENT OR TERMINATION. The Committee, in its sole discretion, may amend, suspend, or terminate this Plan, or any part thereof, at any time and for any reason. Unless otherwise required by applicable law, if this Plan is terminated, the Committee, in its discretion, may elect to terminate all outstanding Offering Periods either immediately or upon completion of the purchase of shares of Common Stock on the next Purchase Date (which may be sooner than originally scheduled, if determined by the Committee in its discretion), or may elect to permit Offering Periods to expire in accordance with their terms (and subject to any adjustment pursuant to Section 14 of this Plan). If an Offering Period is terminated prior to its previously-scheduled expiration, all amounts then credited to Participants’ accounts for such Offering Period, which have not been used to purchase shares of Common Stock, shall be returned to those Participants (without interest thereon, except as otherwise required under local laws) as soon as administratively practicable. Further, the Committee will be entitled to change the Purchase Periods and Offering Periods, limit the frequency and/or number of changes in the amount contributed during a Purchase Period or an Offering Period, establish the exchange ratio applicable to amounts contributed in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the administration of this Plan, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts contributed from the Participant’s Compensation, and establish such other limitations or procedures as the Committee determines in its sole discretion advisable which are consistent with this Plan. Such actions will not require stockholder approval or the consent of any Participants. However, no amendment shall be made without approval of the stockholders of the Company (obtained in accordance with Section 21 of this Plan) within twelve (12) months of the adoption of such amendment (or earlier if required by Section 21 of this Plan) if such amendment would: (a) increase the number of shares that may be issued under this Plan; or (b) change the designation of the employees (or class of employees) eligible for participation in this Plan. In addition, in the event the Board or Committee determines that the ongoing operation of this Plan may result in unfavorable financial accounting consequences, the Board or Committee may, in its discretion and, to the extent necessary or desirable, modify, amend or terminate this Plan to reduce or eliminate such accounting consequences including, but not limited to: (i) amending the definition of Compensation, including with respect to an Offering Period underway at the time; (ii) altering the Purchase Price for any Offering Period including an Offering Period underway at the time of the change in Purchase Price; (iii) shortening any Offering Period by setting a Purchase Date, including an Offering Period underway at the time of the Committee’s action; (iv) reducing the maximum percentage of Compensation a participant may elect to set aside as Contributions; and (v) reducing the maximum number of shares a Participant may purchase during any Offering Period. Such modifications or amendments will not require approval of the stockholders of the Company or the consent of any Participants.

26. CORPORATE TRANSACTIONS. In the event of a Corporate Transaction, the Offering Period for each outstanding option to purchase Common Stock will be shortened by setting a new Purchase Date and will end on the new Purchase Date. The new Purchase Date shall occur on or prior to the consummation of the Corporate Transaction, as determined by the Board or Committee, and this Plan shall terminate on the consummation of the Corporate Transaction.
27. CODE SECTION 409A; TAX QUALIFICATION.
(a) Options granted under this Plan generally are exempt from the application of Section 409A of the Code. However, options granted to U.S. taxpayers which are not intended to meet the Code Section 423 requirements are intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. Subject to Subsection (b), options granted to U.S. taxpayers outside of the Code Section 423 requirements shall be subject to such terms and conditions that will permit such options to satisfy the requirements of the short-term deferral exception available under Section 409A of the Code, including the requirement that the shares of Common Stock subject to an option be delivered within the short-term deferral period. Subject to Subsection (b), in the case of a Participant who would otherwise be subject to Section 409A of the Code, to the extent the Committee determines that an option or the exercise, payment, settlement or deferral thereof is subject to Section 409A of the Code, the option shall be granted, exercised, paid, settled or deferred in a manner that will comply with Section 409A of the Code, including Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidance that may be issued after the Effective Date. Notwithstanding the foregoing, the Company shall have no liability to a Participant or any other party if the option that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.
(b) Although the Company may endeavor to (i) qualify an option for favorable tax treatment under the laws of the United States or jurisdictions outside of the United States or (ii) avoid adverse tax treatment (e.g., under Section 409A of the Code), the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment, notwithstanding anything to the contrary in this Plan, including Subsection (a). The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on Participants under this Plan.
28. DEFINITIONS.
(a) “Affiliate” means any entity, other than a Subsidiary or Parent, (i) that, directly or indirectly, is controlled by, controls or is under common control with, the Company and (ii) in which the Company has a significant equity interest, in either case as determined by the Committee, whether now or hereafter existing.
(b) “Board” shall mean the Board of Directors of the Company.
(c) “Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.
(d) “Committee” means the Compensation Committee of the Board or those persons to whom administration of this Plan, or part of this Plan, has been delegated as permitted by law.
(e) “Common Stock” shall mean the common stock of the Company.
(f) “Company” shall mean Standard BioTools Inc., a Delaware corporation, or any successor corporation.
(g) “Contributions” means payroll deductions taken from a Participant’s Compensation and used to purchase shares of Common Stock under this Plan and, to the extent payroll deductions are not permitted by applicable laws (as determined by the Committee in its sole discretion), contributions by other means, provided, however, that allowing such other contributions does not jeopardize the qualification of this Plan as an “employee stock purchase plan” under Section 423 of the Code.
(h) “Corporate Transaction” means the occurrence of any of the following events: (a) any “Person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) acquires “beneficial ownership” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total voting power represented by the Company’s then-outstanding voting securities; provided, however, that for purposes of this subclause (a) the acquisition of additional securities by any one Person who is considered to own more than fifty percent (50%) of the total voting power of the securities of the Company will not be considered a Corporate Transaction; (b) the consummation of the sale or disposition by the Company of all or substantially all of the Company’s assets; (c) the consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least fifty percent (50%) of the total voting power represented by the voting securities of the Company or such surviving entity or its parent outstanding immediately after such merger or consolidation; or (d) a change in the effective control of the Company that occurs on the date that a majority of members of the Board is replaced during any twelve (12) month period by members of the Board whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election. For purpose of this subclause (d), if any Person is considered to be in effective control of the Company, the acquisition of additional control of the Company by the same Person will not be considered a Corporate Transaction.
For purposes of this definition, Persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase, or acquisition of stock, or similar business transaction with the Company.

(i) “Effective Date” means the later of (i) the date of the consummation of the merger of a wholly-owned subsidiary of the Company with and into Treeline Biosciences, Inc., as described in the Merger Agreement and (ii) the date this Plan was approved by the stockholders of the Company; provided that if the Merger Agreement is terminated prior to the consummation of the Merger, this Plan shall not become effective and shall be null and void.
(j) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.
(k) “Fair Market Value” shall mean, as of any date, the value of a share of Common Stock determined as follows:
(1) if such Common Stock is publicly traded and is then listed on a national securities exchange, its closing price on the date of determination on the principal national securities exchange on which the Common Stock is listed or admitted to trading as reported in The Wall Street Journal or such other source as the Board or the Committee may determine or, if there is no closing price on that date, then on the last preceding date on which such a closing price was reported;
(2) if such Common Stock is publicly traded but is neither listed nor admitted to trading on a national securities exchange, the average of the closing bid and asked prices on the date of determination as reported in The Wall Street Journal or such other source as the Committee may determine; or
(3) by the Board or the Committee in good faith.
(l) “Merger Agreement” means the Agreement and Plan of Merger and Reorganization, dated as of June 6, 2026, among the Company, Treeline Biosciences, Inc. and certain other parties thereto.
(m) “Non-Section 423 Component” means the part of the Plan which is not intended to meet the requirements set forth in Section 423 of the Code.
(n) “Notice Period” shall mean within two (2) years from the Offering Date or within one (1) year from the Purchase Date on which such shares were purchased.
(o) “Offering Date” shall mean the first Trading Day of each Offering Period.
(p) “Offering Period” shall mean a period with respect to which the option to purchase Common Stock may be granted under this Plan, as determined by the Committee pursuant to Section 5(a).
(q) “Parent” shall have the same meaning as “parent corporation” in Sections 424(e) and 424(f) of the Code.
(r) “Participant” shall mean an eligible employee who meets the eligibility requirements set forth in Section 4 of this Plan and who elects to participate in this Plan pursuant to Section 6 of this Plan.
(s) “Participating Corporation” shall mean any Parent, Subsidiary or Affiliate that the Committee designates from time to time as eligible to participate in this Plan. For purposes of the Section 423 Component, only the Parent and Subsidiaries may be Participating Corporations, provided, however, that at any given time a Parent or Subsidiary that is a Participating Corporation under the Section 423 Component shall not be a Participating Corporation under the Non-Section 423 Component. The Committee may provide that any Participating Corporation shall only be eligible to participate in the Non-Section 423 Component.
(t) “Plan” shall mean this Company Post-Closing Employee Stock Purchase Plan, as may be amended from time to time.
(u) “Pre-Funded Warrant” means any warrant to acquire shares of common stock for a nominal exercise price.
(v) “Purchase Date” shall mean the last Trading Day of each Purchase Period.
(w) “Purchase Period” shall mean a period during which Contributions may be made toward the purchase of Common Stock under this Plan, as determined by the Committee pursuant to Section 5(b) of this Plan.
(x) “Purchase Price” shall mean the price at which Participants may purchase shares of Common Stock under this Plan, as determined pursuant to Section 8 of this Plan.
(y) “SEC” means the United States Securities and Exchange Commission.
(z) “Section 423 Component” means the part of this Plan, which excludes the Non-Section 423 Component, pursuant to which options to purchase shares of Common Stock under this Plan that satisfy the requirements for “employee stock purchase plans” set forth in Section 423 of the Code may be granted to eligible employees.
(aa) “Securities Act” means the United States Securities Act of 1933, as amended.
(bb) “Subsidiary” shall have the same meaning as “subsidiary corporation” in Sections 424(e) and 424(f) of the Code.
(cc) “Trading Day” means a day on which the principal national stock exchange upon which the Common Stock is listed is open for trading.

Annex K
FORM OF PROXY CARD
K-1

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
[RESALE PROSPECTUS ALTERNATE PAGE]
PRELIMINARY - SUBJECT TO COMPLETION - DATED JULY 20, 2026

1,479,138,270 SHARES OF COMMON STOCK
OF
STANDARD BIOTOOLS INC.
(For Resale)
This prospectus relates to the resale, from time to time, by the Selling Securityholders identified in the section entitled “Selling Securityholders” (including their transferees, donees, pledgees and other successors-in-interest, the “Selling Securityholders”) of up to 1,479,138,270 shares of common stock, par value $0.001 per share, of Standard BioTools Inc. (“Standard BioTools Common Stock”) issued to such Selling Securityholders in connection with the merger of Siri Merger Sub, Inc., a wholly owned subsidiary of Standard BioTools, with and into Treeline Biosciences, Inc. (“Treeline”), with Treeline surviving as a wholly owned subsidiary of Standard BioTools (the “Merger”). Each of the Selling Securityholders may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Standard BioTools Common Stock offered by this prospectus.
The Selling Securityholders may sell all, some or none of the shares of Standard BioTools Common Stock covered by this prospectus. Standard BioTools will not receive any proceeds from the sale of shares by the Selling Securityholders. Standard BioTools will bear all costs, expenses and fees in connection with the registration of these shares. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of shares. We provide more information about how the Selling Securityholders may sell their shares in the section titled “Plan of Distribution.”
The shares of Standard BioTools Common Stock covered by this prospectus represent approximately    % of the shares of Standard BioTools Common Stock expected to be outstanding immediately following completion of the Merger.
This prospectus is not a proxy statement, is not being provided in connection with any vote or approval of Standard BioTools stockholders or Treeline stockholders, and does not constitute a solicitation of any proxy. This prospectus should be read together with the accompanying proxy statement/prospectus, including the sections titled “Prospectus Summary — Lock-Up Agreements” and “Risk Factors,” each of which is incorporated by reference herein and forms a part of this prospectus.
Standard BioTools Common Stock is currently listed on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “LAB.” Following the completion of the Merger and the related change of Standard BioTools’ name to “Treeline Biosciences Holdings, Inc.,” Standard BioTools Common Stock is expected to be listed on Nasdaq under the symbol “TRLN.”
Investing in Standard BioTools Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 33 of the accompanying proxy statement/prospectus.
Neither the United States Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The resale prospectus is dated    , 2026.
Alt-1

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SELLING SECURITYHOLDERS
This prospectus registers shares of Standard BioTools Common Stock for the possible resale by certain Treeline stockholders, who are referred to in this prospectus as the “Selling Securityholders.” The Selling Securityholders may offer and sell, from time to time, any or all of the shares of Standard BioTools Common Stock being offered for resale by this prospectus, which consists of up to 1,479,138,270 shares of Standard BioTools Common Stock issued in connection with the private placement made to Treeline stockholders who signed the Treeline Stockholder Consent approving the Merger Agreement following its execution on June 6, 2026. The shares of Standard BioTools Common Stock covered by this prospectus represent approximately    % of the shares of Standard BioTools Common Stock expected to be outstanding immediately following the Closing. All of the shares held by the Selling Securityholders are subject to the lock-up agreements described under “Prospectus Summary — Lock-Up Agreements” and may not be sold by the Selling Securityholders until the applicable lock-up period expires (subject to certain exceptions set forth in the applicable lock-up agreements), notwithstanding the registration of such shares for resale pursuant to this prospectus. The sale of a substantial number of these shares in the public market following expiration of the lock-up period, or the perception that such sales may occur, could cause the market price of the combined company’s common stock to decline. See “Risk Factors.”
The Selling Securityholders may from time to time offer and sell any or all of the shares of Standard BioTools Common Stock set forth below pursuant to this proxy statement/prospectus. In this proxy statement/prospectus, the term “Selling Securityholders” includes (i) the entities identified in the table below (as such table may be amended from time to time by means of an amendment to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part or by a supplement to this proxy statement/prospectus) and (ii) any donees, pledgees, transferees or other successors-in-interest that acquire any of the securities covered by this proxy statement/prospectus from the named Selling Securityholders as a gift, pledge, partnership distribution or other non-sale related transfer.
The following table provides, as of June 1, 2026, information regarding the beneficial ownership of Standard BioTools Common Stock and other securities convertible or exercisable into shares of Standard BioTools Common Stock of each Selling Securityholder, the number of shares of Standard BioTools Common Stock that may be sold by each Selling Securityholder under this proxy statement/prospectus and the number of shares that each Selling Securityholder will beneficially own after this offering. The number of shares of Standard BioTools Common Stock of each Selling Securityholder that may be sold under this proxy statement/prospectus assumes an Exchange Ratio of 11.6997, which is based on the capitalization of each of Treeline and Standard BioTools as of June 3, 2026 and May 28, 2026, respectively, and taking into account Standard BioTools’ estimate of Parent Net Cash as of the Closing and before giving effect to the proposed Reverse Stock Split. The Exchange Ratio is based on the relative capitalization of each of Treeline and Standard BioTools and assumes (i) an equity value for Treeline of $2.5 billion and (ii) an equity value for Standard BioTools equal to $460 million, reduced by the amount by which the Parent Net Cash is less than $449 million at the Closing or increased by the amount by which Parent Net Cash is more than $451 million at the Closing. As a result, the actual Exchange Ratio at the Closing will be adjusted based on the Parent Net Cash at Closing. See “The Merger Agreement — Exchange Ratio” and “The Merger Agreement — Calculation of Parent Net Cash.”
Because each Selling Securityholder may dispose of all, none or some portion of their securities, no estimate can be given as to the number of securities that will be beneficially owned by a Selling Securityholder upon termination of this offering. For purposes of the table below, however, we have assumed that after termination of this offering none of the securities covered by this proxy statement/prospectus will be beneficially owned by the Selling Securityholders and further assumed that the Selling Securityholders will not acquire beneficial ownership of any additional securities during the offering. In addition, the Selling Securityholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, Standard BioTools securities in transactions exempt from the registration requirements of the Securities Act after the date on which the information in the tables is presented. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by the Selling Securityholders and the percentage ownership of each Selling Securityholder, securities that are currently convertible or exercisable into shares of Standard BioTools Common Stock, or convertible or exercisable within 60 days following June 1, 2026, are deemed beneficially owned by the Selling Securityholder.
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Except as described herein or in the documents incorporated by reference, none of the Selling Securityholders or their respective affiliates has been an officer or director of Standard BioTools or any of Standard BioTools’ predecessors or affiliates within the last three years, nor has any Selling Securityholder had a material relationship with Standard BioTools within the last three years.

Name of Selling Securityholder	Number Beneficially Owned Prior to Offering	Number Registered for Sale Hereby	Number Beneficially Owned After Offering	Percentage Beneficially Owned After Offering
Joshua H. Bilenker	—	138,331,234	—(1)	—%
Entities Affiliated with Jeffrey Engelman	—	38,999,159	—(2)	—%
OrbiMed Private Investments VIII, LP	—	226,853,734	—(3)	—%
Entities Affiliated with ARCH Venture Partners	—	226,853,722	—(4)	—%
Entities Affiliated with GV	—	222,790,891	—(5)	—%
Aisling Capital V, LP	—	28,193,119	—	—%
Entities Affiliated with KKR & Co., Inc.	—	234,894,480	—(6)	—%
Entities Affiliated with Ajax Health	—	115,887,699	—(7)	—%
Ajax Zeus TL 2 LLC	—	7,471,974	—	—%
Entities Affiliated with Access Industries	—	281,561,409	—(8)	—%
Entities Affiliated with Avi Naider	—	27,819,359	—(9)	—%
Total	—	1,479,144,277	—(10)	—%

(1)
Represents (i)      shares of Standard BioTools Common Stock directly held by Dr. Bilenker, (ii)      shares of Standard BioTools Common Stock Common Stock directly held by Dr. Bilenker’s spouse, and (iii) an aggregate      shares convertible into Standard BioTools Common Stock held directly by trusts. Dr. Bilenker may be deemed to exercise voting and/or investment discretion over the securities held by each of the trusts noted in subclause (iii) of the preceding sentence.

(2)
Represents (i)      shares of Standard BioTools Common Stock directly held by The Jeffrey A. Engelman Trust – 2023, (ii)      shares of Standard BioTools Common Stock directly held by The Engelman Irrevocable Trust fbo Alexis, and (iii)      shares of Standard BioTools Common Stock directly held by The Engelman Irrevocable Trust fbo Charles (together with The Jeffrey A. Engelman Trust – 2023 and The Engelman Irrevocable Trust fbo Alexis, the “Engelman Trusts”). Dr. Engelman serves as trustee of the Engelman Trusts and may be deemed to exercise voting and investment discretion in such capacity.

(3)
Represents      shares of Standard BioTools Common Stock held by OPI VIII. GP VIII is the general partner of OPI VIII and OrbiMed Advisors is the managing member of GP VIII. OrbiMed Advisors exercises voting and investment power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the securities held by OPI VIII. Dr. Bonita, a member of the Treeline Board, is a member of OrbiMed Advisors.

(4)
Represents (i)      shares of Standard BioTools Common Stock directly held by ARCH Fund XI, and (ii)      shares of Standard BioTools Common Stock directly held by ARCH Fund XII. AVP XI LP is the sole general partner of ARCH Fund XI, and AVP XI LLC is the sole general partner of AVP XI LP, and each of them may be deemed to beneficially own securities directly held of record by ARCH Fund XI. AVP XII LP is the sole general partner of ARCH Fund XII, and AVP XII LLC is the sole general partner of AVP XII LP, and each of them may be deemed to beneficially own securities directly held of record by ARCH Fund XII. Each of AVP XI LLC and AVP XII LLC exercises voting and investment power through an investment committee comprised of Kristina M. Burow, a member of the Treeline Board, Keith Crandell, Steven Gillis, and Robert Nelsen.

(5)
Represents      shares of Standard BioTools Common Stock directly held by GV 2021, L.P. and      shares of Standard BioTools Common Stock directly held by GV 2025 LP. GV 2021 GP is the general partner of GV 2021 LP and GV 2021 LLC is the general partner of GV 2021 GP. GV 2025 GP is the general partner of GV 2025 LP and GV 2025 LLC is the general partner of GV 2025 GP. Alphabet Holdings LLC is the sole member of GV 2021 LLC and GV 2025 LLC. XXVI is the sole member of Alphabet Holdings LLC. Alphabet Inc. is the controlling stockholder of XXVI. As such, GV 2021 GP and GV 2021 LLC may be deemed to indirectly beneficially own securities held by GV 2021 LP, and GV 2025 GP and GV 2025 LLC may be deemed to indirectly beneficially own securities held by GV 2025 LP. Further, Alphabet Holdings LLC, XXVI, and Alphabet Inc. may be deemed to indirectly beneficially own the securities directly held by the GV Funds.

(6)
Represents (i)      shares of Standard BioTools Common Stock directly held by KKR Forest LLC, (ii)      shares of Standard BioTools Common Stock directly held by KKR Forest Aggregator L.P., and (iii)      shares of Standard BioTools Common Stock directly held by AZTL.

KKR Forest Aggregator L.P., as the managing member of KKR Forest LLC, KKR Forest Aggregator GP LLC, as the general partner of KKR Forest Aggregator L.P., KKR Health Care Strategic Growth Fund II SCSp, as the sole member of KKR Forest Aggregator GP LLC, KKR Associates HCSG II SCSp, as the general partner of KKR Health Care Strategic Growth Fund II SCSp, KKR HCSG II S.à r.l., as the general partner of KKR Associates HCSG II SCSp, KKR HCSG II Holdings Limited, as the sole shareholder of KKR HCSG II S.à r.l., KKR Group Partnership L.P., as the sole shareholder of KKR HCSG II Holdings Limited, KKR Group Holdings Corp., as the general partner of KKR Group Partnership L.P., KKR Group Co. Inc., as the sole shareholder of KKR Group Holdings Corp., KKR, as the sole shareholder of KKR Group Co. Inc., KKR Management LLP, as the Series I preferred stockholder of KKR, and Messrs. Henry R. Kravis and George R. Roberts, as the founding partners of KKR Management LLP, may be deemed to be the beneficial owners having shared voting and investment power with respect to the shares held by the KKR Entities.
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Neptune, as the managing member of AZTL, Zeus Health LLC, as a member of Neptune, KKR Zeus Aggregator LLC, as the managing member of Zeus Health LLC, KKR Health Care Strategic Growth Fund L.P., as the managing member of KKR Zeus Aggregator LLC, KKR Associates HCSG L.P., as the general partner of KKR Health Care Strategic Growth Fund L.P., KKR HCSG GP LLC, as the general partner of KKR Associates HCSG L.P., KKR Group Partnership L.P., as the sole member of KKR HCSG GP LLC, KKR Group Holdings Corp., as the general partner of KKR Group Partnership L.P., KKR Group Co. Inc., as the sole shareholder of KKR Group Holdings Corp., KKR, as the sole shareholder of KKR Group Co. Inc., KKR Management LLP, as the Series I preferred stockholder of KKR, and Messrs. Henry R. Kravis and George R. Roberts, as the founding partners of KKR Management LLP, may be deemed to be beneficial owners having shared voting and investment power with respect to the shares held by AZTL.
(7)
Represents (i)      shares of Standard BioTools Common Stock directly held by Ajax Health III LLC, (ii)      shares of Standard BioTools Common Stock directly held by Ajax HQ Treeline 2022 SPV, LLC, and (iii) 70,512,504 shares convertible into Standard BioTools Common Stock directly held by AZTL.

Ajax Health III LLC is governed by a board of managers comprised of five voting managers, a majority of which are appointed by HealthQuest Partners III, L.P. HealthQuest Venture Management III, L.L.C. is the general partner of HealthQuest Partners III, L.P. Garheng Kong is the managing member of HealthQuest Venture Management III, L.L.C. and has sole voting and investment power over the shares held by Ajax Health III LLC.
Ajax HQ Treeline 2022 SPV, LLC is governed by a board of managers comprised of three voting managers, a majority of which are appointed by HealthQuest Ajax III-A SPV, L.P. HealthQuest Ajax III-A Management, L.L.C. is the general partner of HealthQuest Ajax III-A SPV, L.P. Garheng Kong is the managing member of HealthQuest Ajax III-A Management, L.L.C. and has sole voting and investment power over the shares held by Ajax HQ Treeline 2022 SPV, LLC.
Dr. Kong, HealthQuest Partners III, L.P., HealthQuest Venture Management III, L.L.C., HealthQuest Ajax III-A SPV, L.P. and HealthQuest Ajax III-A Management, L.L.C. disclaim beneficial ownership over all of the shares owned by Ajax Health III LLC, Ajax HQ Treeline 2022 SPV, LLC and AZTL except to the extent of their pecuniary interest therein.
(8)
Represents (i)      shares of Standard BioTools Common Stock directly held by AI Life and (ii)      shares of Standard BioTools Common Stock directly held by AI Treeline. Such securities may be deemed to be beneficially owned by AIH, AI, AIM, LSI Management and Len Blavatnik. AI Life controls a majority of the outstanding voting interests in AI Treeline, AIH controls a majority of the outstanding voting interests in AI Life, AI controls a majority of the outstanding voting interests in AIH, LSI Management is the management member of AI Life, AIM controls AI and AIH is the management of LSI Management. Len Blavatnik is the controlling person of AIM and controls a majority of the outstanding voting interests in AI and may be deemed to exercise voting and investment discretion over securities held directly or indirectly by each of the aforementioned entities.

(9)
Represents (i)      shares of Standard BioTools Common Stock directly held by AZN TL LLC, (ii)      shares of Standard BioTools Common Stock directly held by AZN TLII LLC (together with AZN TL LLC, the “Naider LLCs”), and (iii)      shares of Treeline Common Stock directly held by the Debra Klein 2019 Irrevocable Trust (the “Klein Trust”). Mr. Naider serves as manager of the Naider LLCs and as trustee of the Klein Trust and may be deemed to exercise voting and investment discretion over the securities held by them in such capacities.

(10)
The      shares of Standard BioTools Common Stock directly held by AZTL are included in the aggregate number of shares convertible into Standard BioTools Common Stock for both the “Entities Affiliated with KKR & Co., Inc.” and “Entities Affiliated with Ajax Health” rows of the table. The total amount only accounts for      shares of Standard BioTools Common Stock directly held by AZTL once and does not double count these shares.

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PLAN OF DISTRIBUTION
Standard BioTools is registering the shares of Standard BioTools Common Stock held by the Selling Securityholders to permit the resale of such shares of Standard BioTools Common Stock by the Selling Securityholders from time to time after the date of this proxy statement/prospectus, subject, in the case of shares held by Selling Securityholders that remain subject to a lock-up agreement, to expiration of the applicable lock-up period. See “Prospectus Summary — Lock-Up Agreements” - of the accompanying proxy statement/prospectus. Standard BioTools will not receive any of the proceeds from the sale by the Selling Securityholders of the Standard BioTools Common Stock. See section titled “Use of Proceeds” of the accompanying proxy statement/prospectus. Standard BioTools will bear all fees and expenses incident to its obligation to register the Standard BioTools Common Stock in this offering. Sales by the Selling Securityholders may not require the provision of a prospectus supplement.
The Standard BioTools Common Stock may be sold from time to time directly by the Selling Securityholders, including their donees, pledgees, transferees and other successors in interest, or, alternatively, through underwriters, broker-dealers or agents, or through any combination of the foregoing methods. If the Standard BioTools Common Stock is sold through underwriters, broker-dealers or agents, the Selling Securityholders will be responsible for underwriting discounts or commissions or agents’ commissions, if any. The Standard BioTools Common Stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. We cannot currently determine the price or prices at which shares of Standard BioTools Common Stock may be sold by the Selling Securityholders under this prospectus. Such sales may be effected in transactions, which may involve block transactions:
•	on any national securities exchange or quotation service on which the Standard BioTools Common Stock may be listed or quoted at the time of sale, including Nasdaq;
•	in the over-the-counter market;
•	otherwise than on such exchanges or services or in the over-the-counter market;
•	through the writing of options;
•
through trading plans entered into by the Selling Securityholder pursuant to Rule 10b5-1 under the Exchange Act that are in place at the time of an offering pursuant to this proxy statement/prospectus and any applicable prospectus supplement hereto that provide for periodic sales of their Standard BioTools Common Stock on the basis of parameters described in such trading plans;

•	through one or more underwritten offerings on a firm commitment or best efforts basis;
•	pursuant to agreements with broker-dealers to sell a specified number of the shares of Standard BioTools Common Stock at a stipulated price per share;
•
in “at the market” offerings, as defined in Rule 415 under the Securities Act, at negotiated prices, at prices prevailing at the time of sale or at prices related to such prevailing market prices, including sales made directly on a national securities exchange or sales made through a market maker other than on an exchange or other similar offerings through sales agents;

•	in privately negotiated transactions;
•	in options or other hedging transactions, whether through an options exchange or otherwise;
•
in distributions to members, limited partners or stockholders of the Selling Securityholders (to the extent a distributee is an affiliate of Standard BioTools, or as otherwise required by law, Standard BioTools may file a prospectus supplement to permit such distributee to use this proxy statement/prospectus to resell the shares of Standard BioTools Common Stock so distributed);

•	any other method permitted by applicable law; or
•	through any combination of the foregoing.
The Selling Securityholders may also sell all or a portion of the Standard BioTools Common Stock beneficially owned by them and offered hereby from time to time using other methods as permitted pursuant to applicable law.
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In addition, the Selling Securityholders may resell all or a portion of the Standard BioTools Common Stock in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this proxy statement/prospectus, provided that they meet the criteria and conform to the requirements of those provisions. If Standard BioTools were classified as a “shell company” under SEC rules, Rule 144 would not be available for the resale of “restricted” or “control” securities of Standard BioTools until one year after the required Form 10 information has been filed with the SEC, and Selling Securityholders who were affiliates of Treeline at the time the Merger was submitted for the consent of Treeline’s stockholders and who publicly offer or sell shares received in the Merger may be deemed to be engaged in a distribution of such securities and therefore underwriters with respect to such resales. See “Risk Factors” of the accompanying proxy statement/prospectus.
Broker-dealers engaged by the Selling Securityholders may arrange for other broker-dealers to participate in sales. If the Selling Securityholders effect such transactions by selling the Standard BioTools Common Stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of the Standard BioTools Common Stock for whom they may act as agent or to whom they may sell as principal.
Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this proxy statement/prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2440, and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.
In connection with sales of the Standard BioTools Common Stock or otherwise, the Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the Standard BioTools Common Stock in the course of the positions they assume. The Selling Securityholders may also sell Standard BioTools Common Stock short and deliver Standard BioTools Common Stock covered by this proxy statement/prospectus to close out short positions and to return borrowed Standard BioTools Common Stock in connection with such short sales. The Selling Securityholders may also loan or pledge the Standard BioTools Common Stock to broker-dealers that in turn may sell such Standard BioTools Common Stock, to the extent permitted by applicable law. The Selling Securityholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of Standard BioTools Common Stock offered by this proxy statement/prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this proxy statement/prospectus (as supplemented or amended to reflect such transaction).
The Selling Securityholders may, from time to time, pledge or grant a security interest in some or all of the Standard BioTools Common Stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the Standard BioTools Common Stock from time to time pursuant to this proxy statement/prospectus or any amendment or supplement to this proxy statement/prospectus under any applicable provision of the Securities Act, amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this proxy statement/prospectus. The Selling Securityholders also may transfer and donate the Standard BioTools Common Stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this proxy statement/prospectus. If any shares of Standard BioTools Common Stock offered for sale pursuant to this proxy statement/prospectus are transferred other than pursuant to a sale under this proxy statement/prospectus, then subsequent holders could not use this proxy statement/prospectus until a post-effective amendment or prospectus supplement is filed, naming such holders as Selling Securityholders.
The Selling Securityholders and any broker-dealer or agents participating in the distribution of the Standard BioTools Common Stock may be deemed to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling Securityholders who are
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considered to be an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities , including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.
Each Selling Securityholder has informed Standard BioTools that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the Standard BioTools Common Stock. If required, the specific Standard BioTools Common Stock to be sold, the names of the Selling Securityholders, the respective purchase prices and public offering prices, the names of any agent, broker-dealer or underwriter and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement on Form S-4 of which this proxy statement/prospectus forms a part.
Under the securities laws of some states, the Standard BioTools Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the Standard BioTools Common Stock may not be sold unless such Standard BioTools Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.
There can be no assurance that any Selling Securityholder will sell any or all of the Standard BioTools Common Stock registered pursuant to the registration statement, of which this proxy statement/prospectus is a part.
Each Selling Securityholder and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the Standard BioTools Common Stock by the Selling Securityholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the Standard BioTools Common Stock to engage in market-making activities with respect to the Standard BioTools Common Stock. All of the foregoing may affect the marketability of the Standard BioTools Common Stock and the ability of any person or entity to engage in market-making activities with respect to the Standard BioTools Common Stock.
Standard BioTools will pay all expenses of the registration of the shares of Standard BioTools Common Stock held by the Selling Securityholders, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each Selling Securityholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it.
Any FINRA member firm participating in the resale, on behalf of a Selling Securityholder, of the shares of Standard BioTools Common Stock offered hereby on a principal or agency basis shall satisfy the filing and disclosure requirements of FINRA Rule 5110, and shall not receive compensation in excess of that allowable under FINRA rules, including FINRA Rule 5110, in connection with such resale.
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USE OF PROCEEDS
All of the shares of Standard BioTools Common Stock offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales. The Selling Securityholders will pay any underwriting discounts and commissions and expenses incurred by the Selling Securityholders for brokerage, accounting, tax or legal services or any other expenses incurred by the Selling Securityholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our independent registered public accountants.
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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Officers and Directors of Standard BioTools.
Standard BioTools is a Delaware corporation. Section 102(b)(7) of the DGCL (“Section 102(b)(7)”) allows a corporation to provide in its certificate of incorporation that a director or officer of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of the DGCL, or obtained an improper personal benefit.
Section 145 of the DGCL (“Section 145”), provides that a Delaware corporation may indemnify any person who was, is or is threatened to be made party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal.
A Delaware corporation may indemnify any persons who are, were or are threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify him or her under Section 145.
As permitted by Section 102(b)(7), the Standard BioTools Charter contains a provision eliminating the personal liability of a director to Standard BioTools or its stockholders for monetary damages for breach of fiduciary duty as a director, subject to certain exceptions.
The Standard BioTools Bylaws provide that Standard BioTools shall indemnify, to the fullest extent permitted by the DGCL (as currently in effect or as it may in the future be amended), any person (each, an “Indemnified Person”) who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) (other than an action by or in the right of Standard BioTools) by reason of the fact that the Indemnified Person is or was a director of Standard BioTools or an officer of Standard BioTools, or while a director of Standard BioTools or officer of Standard BioTools is or was serving at the request of Standard BioTools as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnified Person in connection with such Proceeding if the Indemnified Person acted in good faith and in a manner the Indemnified Person reasonably believed to be in or not opposed to the best interests of Standard BioTools, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the Indemnified Person’s conduct was unlawful. Expenses (including attorneys’ fees) incurred by an Indemnified Person in defending any Proceeding shall be paid by Standard BioTools in advance of the final disposition of such Proceeding upon receipt of a written request therefor (together with documentation reasonably evidencing such expenses) and an undertaking by or on behalf of the Indemnified Person to repay such amounts if it shall ultimately be determined that the person is not entitled to be indemnified under the Standard BioTools Bylaws or the DGCL.
Standard BioTools has entered into indemnification agreements with its officers, directors and certain other employees. With certain exceptions, these agreements provide for indemnification for related expenses including, among others, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding.
For a period of six years from the Effective Time of the Merger, Standard BioTools shall maintain in effect the exculpation, indemnification and advancement of expenses provisions as provided in the organizational documents of Treeline, and shall not amend, repeal, abrogate or otherwise modify in any manner that would adversely affect any Indemnified Person.
Standard BioTools shall indemnify and hold harmless each present (as of the Effective Time of the Merger) or former director or officer of Treeline, against all obligations to pay a judgment, damages, settlement, or fine or penalty, and reasonable expenses (including legal expenses) incurred in connection with any action or claim, whether civil, criminal, administrative, arbitrative or investigative, and whether formal or informal, by reason of the fact that such person is or was an officer, director, employee, fiduciary or agent of Treeline or its subsidiaries, or of another entity if such service was at the request of Treeline, whether asserted or claimed prior to, at, or after the Effective Time of the Merger, to the fullest extent provided for under existing arrangements disclosed to Standard BioTools prior to the date of the Merger Agreement.
Item 21.	Exhibits and Financial Statements.
(a)  A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.
(b)  All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.
Item 22.	Undertakings.
(a)  The undersigned registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.
(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
(i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.
(b)  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c)  (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(d)  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
(e)  The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(f)  The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit	Description
2.1†
Agreement and Plan of Merger, dated as of July 25, 2022, by and among SomaLogic, Inc., Panther Merger Subsidiary I, LLC, Panther Merger Subsidiary II, LLC, Palamedrix, Inc., and Securityholder Representative Services LLC (incorporated by reference to Exhibit 2.1 to Standard BioTools’ Current Report on Form 8-K, filed on July 27, 2022).

2.2††
Agreement and Plan of Merger, dated as of October 4, 2023, by and among Standard BioTools Inc., SomaLogic, Inc., and Martis Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to Standard BioTools’ Current Report on Form 8-K, filed on October 4, 2023).

2.3†*
Stock Purchase Agreement, dated as of June 22, 2025, by and between Standard BioTools Inc., and Illumina, Inc. (incorporated by reference to Exhibit 2.1 to Standard BioTools’ Current Report on Form 8-K, filed on June 23, 2025).

2.4*
Agreement and Plan of Merger, dated as of June 6, 2026, by and among Standard BioTools Inc., Treeline and Siri Merger Sub, Inc. (included as Annex A to the proxy statement/prospectus included in this registration statement).

3.1	Eighth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Standard BioTools’ Annual Report on Form 10-K, filed on March 28, 2011).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 4.8 to Standard BioTools’ Registration Statement on Form S-8, filed on April 1, 2022).
3.3
Certificate of Amendment to Eighth Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 4.3 to Standard BioTools’ Registration Statement on Form S-8, filed on April 1, 2022).

3.4
Second Certificate of Amendment to the Eighth Amended and Restated Certificate of Incorporation of Standard BioTools Inc. (incorporated by reference to Exhibit 3.1 to Standard BioTools’ Current Report on Form 8-K, filed on January 5, 2024).

4.1	Specimen Stock Certificate of Standard BioTools Inc. (incorporated by reference to Exhibit 4.1 to Standard BioTools’ Registration Statement on Form S-8, filed on April 1, 2022).
4.2	Description of Securities (incorporated by reference to Exhibit 4.2 to Standard BioTools’ Form 10-K, filed on March 11, 2025).
4.3
Warrant Agreement, dated as of February 22, 2021, by and between SomaLogic, Inc. (formerly CM Life Sciences II Inc.) and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 to SomaLogic, Inc.’s Current Report on Form 8-K, filed on February 26, 2021).

4.4	Form of SomaLogic, Inc. Subscription Agreement (incorporated by reference to Exhibit 10.1 to SomaLogic, Inc.’s Current Report on Form 8-K, filed on March 29, 2021).
5.1±	Opinion of Freshfields US LLP as to the validity of the securities being registered.
10.1†*	License Agreement between CRT Pioneer Fund LP and Treeline Biosciences, Inc. dated May 20, 2022.
10.2†*	Exclusive License Agreement by and between Treeline Biosciences, Inc. and Jiangsu Hengrui Pharmaceuticals Co., LTD. dated February 9, 2023.
10.3	Amended and Restated Third Amendment to Lease, by and between Treeline Biosciences, Inc. and Are-500 Arsenal Street, LLC, dated May 23, 2024.
23.1±	Consent of Freshfields US LLP (included in Exhibit 5.1 hereto).
23.2	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Ernst & Young LLP.
24.1	Power of Attorney (included on the signature page to this registration statement).
99.1	Consent of Centerview.
99.2	Consent of UBS.
99.3	Consent of Joshua Bilenker.
99.4	Consent of Jeffrey Engelman.
99.5	Consent of Kristina Burow.
99.6	Consent of David Bonita.
99.7	Consent of David Schenkein.
99.8	Consent of Aftab Kherani.

Exhibit	Description
99.9	Consent of Avi Naider.
99.10	Consent of Ali Satvat.
99.11	Consent of Susan Desmond-Hellmann.
99.12	Consent of Steven Elms.
99.13	Form of Voting Agreement (included as Annex D to the proxy statement/prospectus included in this registration statement).
99.14±	Form of Proxy Card to be used by holders of capital stock of Standard BioTools Inc.
107	Filing Fee Tables.

†	Portions of this exhibit have been redacted in compliance with Regulation S-K Item 601(b)(10)(iv) or pursuant to an order granted by the Securities and Exchange Commission for confidential treatment.
††	The schedules and exhibits to this exhibit have been omitted pursuant to Item 601(b)(2) of Regulation S-K.
*
Certain schedules and attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company agrees to provide, on a supplemental basis, a copy of any omitted schedules and attachments to the Securities and Exchange Commission or its staff upon request.

±	To be filed by amendment.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on July 20, 2026.

STANDARD BIOTOOLS INC.

By:	/s/ Michael Egholm, Ph.D.
Michael Egholm, Ph.D.
President and Chief Executive Officer

We, the undersigned officers and directors of Standard BioTools Inc., hereby severally constitute and appoint Michael Egholm, Ph.D. and Alex Kim and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him or her and in his or her name, place and stead, and in any and all capacities, to sign any and all amendments (including, without limitation, post-effective amendments) to this registration statement (or any other registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirement of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Capacity	Dates

/s/ Michael Egholm, Ph.D.	President and Chief Executive Officer and Director (Principal Executive Officer)	July 20, 2026
Michael Egholm, Ph.D.

/s/ Alex Kim	Chief Financial Officer (Principal Financial and Accounting Officer)	July 20, 2026
Alex Kim

/s/ Thomas Carey	Chairman of the Board of Directors	July 20, 2026
Thomas Carey

	Director	July 20, 2026
Eli Casdin

/s/ Kathy Hibbs	Director	July 20, 2026
Kathy Hibbs

/s/ Fenel M. Eloi	Director	July 20, 2026
Fenel M. Eloi

/s/ Troy Cox	Director	July 20, 2026
Troy Cox

/s/ Frank Witney, Ph.D.	Director	July 20, 2026
Frank Witney, Ph.D.